Form 20-F
period 2016-06-30
Atlassian Corp Plc
filed 2016-08-18
CIK 1650372

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2016
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report
Commission File Number 001-37651

Atlassian Corporation Plc
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

England and Wales
(Jurisdiction of incorporation or organization)

Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
415.701.1110
(Address of principal executive offices)

Tom Kennedy
Chief Legal Officer
Atlassian Corporation Plc
Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
415.701.1110
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Ordinary Shares	NASDAQ Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Class B Ordinary Shares

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of June 30, 2016, 75,662,224 Class A Ordinary Shares and 140,696,234 Class B Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files. Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☑ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑
(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)
Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court. Yes ☐ No ☐

ANNUAL REPORT

INTRODUCTION

All references in this annual report to “Atlassian” or the “company,” “we,” “our,” “us” or similar terms refer to Atlassian Corporation Plc and its subsidiaries.

Our consolidated financial statements are presented in U.S. dollars. All references in this annual report to “$,” “U.S. $,” “U.S. dollars” and “dollars” mean U.S. dollars, unless otherwise noted.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans or intentions. Forward-looking statements contained in this annual report include, but are not limited to, statements about:

•	our future financial performance, including our revenues, cost of revenues, gross profit or gross margin and operating expenses;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	our ability to increase the number of customers using our software;

•	our ability to attract and retain customers to use our products and solutions;

•	our ability to successfully expand in our existing markets and into new markets;

•	our ability to effectively manage our growth and future expenses;

•	our ability to maintain, protect and enhance our intellectual property;

•	our future profitability;

•	our ability to comply with modified or new laws and regulations applying to our business, including privacy and data security regulations;

•	the attraction and retention of qualified employees and key personnel;

•	the timing of losing emerging growth company status; and

•	future acquisitions of or investments in complementary companies, products, services or technologies.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this annual report.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this annual report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this annual report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this annual report. The results, events and circumstances reflected in the forward-

looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this annual report to reflect events or circumstances after the date of this annual report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments.
PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

 Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data
The following tables summarize our selected consolidated financial and other data. We derived the consolidated statements of operations data for the fiscal years ended June 30, 2016, 2015 and 2014 and the consolidated summary of financial position data as of June 30, 2016 and 2015 from our audited consolidated financial statements included elsewhere in this annual report. The selected statements of operations data for the fiscal year ended June 30, 2013 and the consolidated statement of financial position data as of June 30, 2014 are derived from our audited consolidated financial statements that are not included in this annual report. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), which includes all standards issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. You should read the following summary consolidated financial data in conjunction with “Item 4. Information on the Company” and our consolidated financial statements and related notes included elsewhere in this annual report.

Consolidated Statements of Operations Data:

	Fiscal Year Ended June 30,
	2016	2015	2014	2013
	(U.S. $ in thousands)
Revenues
Subscription	$146,659	$85,891	$51,007	$28,780
Maintenance	218,848	160,373	112,134	83,978
Perpetual license	65,487	57,373	44,186	32,789
Other	26,064	15,884	7,782	2,965
Total revenues	457,058	319,521	215,109	148,512
Cost of revenues (1) (2)	75,783	52,932	37,986	33,031
Gross profit	381,275	266,589	177,123	115,481
Operating expenses
Research and development (1)	208,306	140,853	78,640	57,301
Marketing and sales (1) (2)	93,391	67,989	34,968	18,795
General and administrative (1)	85,458	56,033	40,814	25,174
Total operating expenses	387,155	264,875	154,422	101,270
Operating income (loss)	(5,880)	1,714	22,701	14,211
Other non-operating income (expense), net	(1,072)	(2,615)	(562)	(3,010)
Finance income	2,116	226	317	474
Finance costs	(71)	(74)	(228)	(272)
Income (loss) before income tax benefit (expense)	(4,907)	(749)	22,228	11,403
Income tax benefit (expense)	9,280	7,524	(3,246)	(642)
Net income	$4,373	$6,775	$18,982	$10,761
Net income attributable to:
Owners of Atlassian Corporation Plc	$4,373	$6,775	$18,982	$10,761
Net income per share attributable to ordinary shareholders:
Basic	$0.02	$0.04	$0.11	$0.07
Diluted	$0.02	$0.04	$0.11	$0.07
Weighted-average shares outstanding used to compute net income per share attributable to ordinary shareholders:
Basic	182,773	144,008	141,530	140,748
Diluted	193,481	145,500	143,602	142,558
(1)Amounts include share-based payment expense, as follows:

Cost of revenues	$5,371	$2,862	$625	$251
Research and development	35,735	22,842	5,120	1,189
Marketing and sales	11,945	6,670	2,068	583
General and administrative	22,429	9,160	3,551	1,468

(2)Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$7,405	$6,417	$7,591	$7,633
Marketing and sales	86	40	98	129

Consolidated Statements of Financial Position Data:

	As of June 30,
	2016	2015	2014
	(U.S. $ in thousands)
Cash and cash equivalents	$259,709	$187,094	$116,766
Short-term investments	483,405	30,251	45,235
Working capital	542,038	50,477	44,674
Total assets	990,973	397,161	262,038
Deferred revenues	181,068	136,565	89,183
Total liabilities	259,310	207,107	136,709
Share capital	21,620	18,461	18,190
Total shareholders’ equity	731,663	190,054	125,329

Non-IFRS Financial Results
Management believes that the use of certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow, provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of results of operations, and also facilitates comparisons with other peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or Generally Accepted Accounting Principles adopted in the United States (“GAAP”) results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS measures used by other companies.
Our non-IFRS financial measures reflect adjustments based on the items below:

•	Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•	Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share-based compensation, amortization of acquired intangible assets and related income tax effects on these items.

•	Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consist of purchases of property and equipment and intangible assets.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets and income tax effect on these items from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets and the tax effects of those items allow for more meaningful comparisons between our operating results from period to period.
We include the effect of our outstanding share options and restricted share units (“RSUs”) in weighted-average shares used in computing non-IFRS net income per diluted share. IFRS excludes the impact of the full weighting of these outstanding equity awards until the effectiveness of our initial public offering (“IPO”). We have presented the full weighting impact of these additional shares from previously granted share options and RSUs, as if they were outstanding from the date of grant, in order to provide investors with insight into the full impact of all potentially dilutive awards outstanding and to provide comparability.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions and strengthening our statement of financial position.
Our management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow:

•	as measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	for planning purposes, including the preparation of our annual operating budget;

•	to allocate resources to enhance the financial performance of our business;

•	to evaluate the effectiveness of our business strategies; and

•	in communications with our board of directors concerning our financial performance.
We understand that although non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow are frequently used by investors and securities analysts in their evaluation of companies, these measures have limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results of operations as reported under IFRS.
The following tables provide reconciliations of non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS for the fiscal years ended June 30, 2016, 2015, 2014 and 2013 (U.S. $ and shares in thousands, except for per share numbers).

	Fiscal Year Ended June 30,
	2016	2015	2014	2013
Gross profit:
IFRS gross profit	$381,275	$266,589	$177,123	$115,481
Plus: Share-based payment expense	5,371	2,862	625	251
Plus: Amortization of acquired intangible assets	7,405	6,417	7,591	7,633
Non-IFRS gross profit	$394,051	$275,868	$185,339	$123,365

Operating income:
IFRS operating income (loss)	$(5,880)	$1,714	$22,701	$14,211
Plus: Share-based payment expense	75,480	41,534	11,364	3,491
Plus: Amortization of acquired intangible assets	7,491	6,457	7,689	7,762
Non-IFRS operating income	$77,091	$49,705	$41,754	$25,464

Net income:
IFRS net income	$4,373	$6,775	$18,982	$10,761
Plus: Share-based payment expense	75,480	41,534	11,364	3,491
Plus: Amortization of acquired intangible assets	7,491	6,457	7,689	7,762
Less: Income tax effects and adjustments	(16,018)	(9,244)	(2,350)	(1,567)
Non-IFRS net income	$71,326	$45,522	$35,685	$20,447

	Fiscal Year Ended June 30,
	2016	2015	2014	2013
Net income per share:
IFRS net income per share - basic	$0.02	$0.04	$0.11	$0.07
Plus: Share-based payment expense	0.42	0.29	0.09	0.03
Plus: Amortization of acquired intangible assets	0.04	0.05	0.06	0.06
Less: Income tax effects and adjustments	(0.09)	(0.06)	(0.01)	(0.01)
Non-IFRS net income per share - basic	$0.39	$0.32	$0.25	$0.15
Weighted-average shares used in computing basic Non-IFRS net income per share:	182,773	144,008	141,530	140,748

IFRS net income per share - diluted	$0.02	$0.04	$0.11	$0.07
Plus: Share-based payment expense	0.37	0.26	0.07	0.02
Plus: Amortization of acquired intangible assets	0.04	0.04	0.05	0.05
Less: Income tax effects and adjustments	(0.08)	(0.06)	(0.01)	(0.01)
Non-IFRS net income per share - diluted	$0.35	$0.28	$0.22	$0.13
Weighted-average shares used in computing diluted Non-IFRS net income per share:	201,686	163,073	160,495	152,741

Weighted-average diluted shares outstanding:
Weighted-average shares used in computing diluted IFRS net income per share	193,481	145,500	143,602	142,558
Dilution from share options and RSUs granted in periods prior to IPO (1)	8,205	17,573	16,893	10,183
Weighted-average shares used in computing diluted non-IFRS net income per share	201,686	163,073	160,495	152,741
(1) Gives effect to share options and RSUs in periods prior to our IPO for comparability.

	Fiscal Year Ended June 30,
	2016	2015	2014	2013
Free cash flow:
IFRS net cash provided by operating activities	$129,542	$98,221	$75,280	$54,310
Less: Capital expenditures	(34,213)	(32,676)	(10,259)	(7,246)
Free cash flow	$95,329	$65,545	$65,021	$47,064

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors
Risks Related to Our Business and Industry
Our rapid growth makes it difficult to evaluate our future prospects and may increase the risk that we will not continue to grow at or near historical rates.
We have been growing rapidly over the last several years, and as a result, our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. Our recent and historical growth should not be considered indicative of our future performance. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, our growth rates may slow and our business would suffer.
We may not be able to sustain our revenue growth rate or maintain profitability in the future.
Our historical growth rate should not be considered indicative of our future performance and may decline in the future. In future periods, our revenue could grow more slowly than in recent periods or decline for a number of reasons, including any reduction in demand for our products, increase in competition, limited ability to, or our decision not to, increase pricing, contraction of our overall market or our failure to capitalize on growth opportunities. In addition, we expect expenses to increase substantially in the near term, particularly as we continue to make significant investments in research and development and technology infrastructure for our cloud offerings, expand our operations globally and develop new products and features for, and enhancements of, our existing products. In addition, in connection with operating as a public company, we will incur significant additional legal, accounting and other expenses that we did not incur as a private company. As a result of these significant investments, and in particular share-based compensation associated with our growth, we do not expect to achieve IFRS profitability in the near term and may not be able to achieve IFRS profitability in future periods. In addition, the additional expenses we will incur may not lead to sufficient additional revenue to maintain historical revenue growth rates and profitability.
The markets in which we participate are intensely competitive, and if we do not compete effectively, our business, results of operations and financial condition could be harmed.
The markets for our solutions are fragmented, rapidly evolving and highly competitive, and have relatively low barriers to entry. We face competition from both traditional, larger software vendors offering full collaboration and productivity suites and smaller companies offering point products for features and use cases. Our principal competitors vary depending on the product category and include Microsoft, IBM, Hewlett Packard Enterprise, Google, ServiceNow, salesforce.com, Zendesk and several smaller software vendors like Slack and Github. In addition, some of our competitors have made acquisitions to offer a more comprehensive product or service offering, which may allow them to compete more effectively with our products. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Companies resulting from these possible consolidations may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.
Our competitors, particularly our larger competitors with greater financial and operating resources, may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. With the introduction of new technologies, the evolution of our products, and new market entrants, we expect competition to intensify in the future. For example, as we expand our focus into new use cases or other product offerings beyond software development teams, we expect competition to increase. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our products to achieve or maintain more widespread market acceptance, any of which could harm our business, results of operations and financial condition.
Many of our current and potential competitors have greater resources than we do with established marketing relationships, large enterprise salesforces, access to larger customer bases, pre-existing customer relationships, and major distribution agreements with consultants, system integrators and resellers. Additionally, some current and potential customers, particularly large organizations, have elected, and may in the future elect, to develop or acquire their own internal collaboration and productivity software tools that would reduce or eliminate the demand for our solutions.
Our products seek to serve multiple markets, and we are subject to competition from a wide and varied field of competitors. Some competitors, particularly new and emerging companies, could focus all their energy and resources on one product line or use case and, as a result, any one competitor could develop a more successful product or service in a particular market which could decrease our market share and harm our brand recognition and results of operations. For all of these reasons and others we cannot anticipate today, we may not be able to compete successfully against our current and future competitors, which could harm our business, results of operations and financial condition.

Our distribution model of offering and deploying our products via both the cloud and on premises increases our expenses, may impact revenue recognition timing and may pose other challenges to our business.
We offer and sell our products via both the cloud and on premises using the customer’s own infrastructure. Our cloud offering enables quick setup and subscription pricing, while our on-premises offering permits more customization, a perpetual or term license fee structure and complete application control. Historically, our products were developed in the context of the on-premises offering, and we have less operating experience offering and selling our products via our cloud offering. Although a substantial majority of our revenue has historically been generated from customers using our on-premises products, we believe that over time more customers will move to the cloud offering, and the cloud offering will become more central to our distribution model. As more of our customers transition to the cloud, we may be subject to additional competitive pressures, which may harm our business. Further, as more customers elect our cloud offering as opposed to our on-premises offerings, revenues from such customers is typically lower in the initial year, which may impact our near-term revenue growth rates. If our cloud offering does not develop as quickly as we expect, or if we are unable to continue to scale our systems to meet the requirements of a successful large, cloud offering, our business may be harmed. We are directing a significant portion of our financial and operating resources to implement a robust cloud offering for our products, but even if we continue to make these investments, we may be unsuccessful in growing or implementing our cloud offering that competes successfully against our current and future competitors and our business, results of operations and financial condition could be harmed.
Our business depends on our customers renewing their subscriptions and maintenance plans and purchasing additional licenses or subscriptions from us. Any decline in our customer retention or expansion would harm our future results of operations.
In order for us to maintain or improve our results of operations, it is important that our customers renew their subscriptions and maintenance plans when existing contract terms expire and that we expand our commercial relationships with our existing customers. Our customers have no obligation to renew their subscriptions or maintenance plans, and our customers may not renew subscriptions or maintenance plans with a similar contract period or with the same or greater number of users. Our customers do not enter into long-term contracts, rather they primarily have monthly or annual terms. Some of our customers have elected not to renew their agreements with us and it is difficult to accurately predict long-term customer retention.
Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our products, new market entrants, our product support, our prices and pricing plans, the prices of competing software products, reductions in our customers’ spending levels, new product releases and changes to packaging of our product offerings, mergers and acquisitions affecting our customer base or the effects of global economic conditions. Although it is important to our business that our customers renew their subscriptions and maintenance plans when existing contract terms expire and that we expand our commercial relationships with our existing customers, given the volume of our customers, we do not track the retention rates of our individual customers. As a result, we may be unable to timely address any retention issues with specific customers, which could harm our results of operations. If our customers do not purchase additional licenses or subscriptions or renew their subscriptions or maintenance plans, renew on less favorable terms or fail to add more users, our revenue may decline or grow less quickly, which would harm our future results of operations and prospects.
If we are not able to develop new products and enhancements to our products that achieve market acceptance and that keep pace with technological developments, our business and results of operations would be harmed.
Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products that reflect the changing nature of our markets. The success of any enhancement to our products depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies and our platform and overall market acceptance. Any new product that we develop may not be introduced in a timely or cost-effective manner, may contain bugs, or may not achieve the market acceptance necessary to generate significant revenue. If we are unable to successfully develop new products, enhance our existing products to meet customer requirements, or otherwise gain market acceptance, our business, results of operations and financial condition would be harmed.

If we cannot continue to expand the use of our products beyond our initial focus on software developers, our ability to grow our business may be harmed.
Our ability to grow our business depends in part on our ability to persuade current and future customers to expand their use of our products to additional use cases beyond software developers. If we fail to predict customer demands or achieve further market acceptance of our products within these additional areas and teams, or if a competitor establishes a more widely adopted product for these applications, our ability to grow our business may be harmed.
We invest significantly in research and development, and to the extent our research and development investments do not translate into new products or material enhancements to our current products, or if we do not use those investments efficiently, our business and results of operations would be harmed.
A key element of our strategy is to invest significantly in our research and development efforts to develop new products and enhance our existing products to address additional applications and markets. In fiscal 2016 and 2015, our research and development expenses were 46% and 44% of our revenue, respectively. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling products and generate revenue, if any, from such investment. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such product. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in our current or future markets, it would harm our business and results of operations.
If we fail to effectively manage our growth, our business and results of operations could be harmed.
We have experienced and expect to continue to experience rapid growth, which has placed, and may continue to place, significant demands on our management, operational and financial resources. In addition, we operate globally, sell our products to customers in more than 170 countries, and have employees in Australia, the United States, the United Kingdom, the Netherlands, the Philippines, Japan, Germany and France. We plan to continue to expand our operations into other countries in the future, which will place additional demands on our resources and operations. We have also experienced significant growth in the number of customers, users, transactions and data that our products and our associated infrastructure support. If we fail to successfully manage our anticipated growth and change, the quality of our products may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers. Finally, our organizational structure is becoming more complex and if we fail to scale and adapt our operational, financial and management controls and systems, as well as our reporting systems and procedures to manage this complexity, our business, results of operations and financial condition would be harmed. We will require significant capital expenditures and the allocation of management resources to grow and change in these areas.
If our current marketing model is not effective in attracting new customers, we may need to incur additional expenses to attract new customers and our business and results of operations could be harmed.
Unlike traditional enterprise software vendors, who rely on direct sales methodologies and face long sales cycles, complex customer requirements and substantial upfront sales costs, we utilize a viral marketing model to target new customers. Through this word-of-mouth marketing, we have been able to build our brand with relatively low sales and marketing costs. We also build our customer base through various online marketing activities as well as targeted web-based content and online communications. This strategy has allowed us to build a substantial customer base and community of users who use our products and act as advocates for our brand and solutions, often within their own corporate organizations. Attracting new customers and retaining existing customers requires that we continue to provide high-quality products at an affordable price and convince customers of our value proposition. If we do not attract new customers through word-of-mouth referrals, our revenue may grow more slowly than expected or decline. In addition, high levels of customer satisfaction and market adoption are central to our marketing model. Any decrease in our customers’ satisfaction with our products, including as a result of actions outside of our control, could harm word-of-mouth referrals and our brand. If our customer base does not continue to grow through word-of-mouth marketing and viral adoption, we may be required to incur significantly higher sales and marketing expenses in order to acquire new subscribers, which could harm our business and results of operations.

If our security measures are breached or unauthorized access to customer data is otherwise obtained, our products may be perceived as insecure, we may lose existing customers or fail to attract new customers, and we may incur significant liabilities.
Use of our solutions involve the storage, transmission and processing of our customers’ proprietary data, including potentially personal or identifying information. Unauthorized access to, or security breaches of, our products could result in the loss, compromise or corruption of data, loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation and other liabilities. We have incurred and expect to incur significant expenses to prevent security breaches, including deploying additional personnel and protection technologies, training employees, and engaging third-party experts and consultants. Our errors and omissions insurance coverage covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities we incur.
We have in the past experienced breaches of our security measures and our products are at risk for future breaches as a result of third-party action, or employee, vendor or contractor error or malfeasance.
Because the techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period and, therefore, have a greater impact on the products we offer, the proprietary data contained therein, and ultimately on our business.
One of our marketing strategies is to offer free trials or a limited free version or affordable starter license for certain products, and we may not be able to realize the benefits of this strategy.
We offer free trials, a limited free version or an affordable starter license for certain products in order to promote additional usage, brand and product awareness and adoption. Historically, a majority of users never convert to a paid version of our products from these free trials or limited free versions or upgrade beyond the starter license. Our marketing strategy also depends in part on persuading users who use the free trials, free version or starter license of our products to convince others within their organization to purchase and deploy our products. To the extent that these users do not become, or lead others to become, customers, we will not realize the intended benefits of this marketing strategy, and our ability to grow our business may be harmed.
Our business model relies on a high volume of transactions and affordable pricing. As lower cost competitive products are introduced into the marketplace, our ability to generate new customers could be harmed.
Our business model is based in part on selling our products at prices lower than competing products from other commercial vendors. For example, we offer entry-level pricing for certain products for small teams at a price that typically does not require capital budget approval and is orders-of-magnitude less than the price of traditional enterprise software. As a result, our software is frequently purchased by first-time customers to solve specific problems and not as part of a strategic technology purchasing decision. As competitors enter the market with low cost alternatives to our products, it may be increasingly more difficult for us to compete effectively and our ability to garner new customers could be harmed. We may also from time to time increase our prices. Additionally, some customers may consider our products to be discretionary purchases, which may contribute to reduced demand for our offerings in times of economic uncertainty. If we are unable to sell our software in high volume, across new and existing customers, our business, results of operations and financial condition could be harmed.
We derive, and expect to continue to derive, a substantial majority of our revenue from a limited number of software products.
We derive, and expect to continue to derive, a substantial majority of our revenue from our JIRA and Confluence products. Revenue generated from our JIRA and Confluence products comprised over two-thirds of our total revenues for each of the prior three fiscal years. As such, the market acceptance of these products is critical to our success. Demand for these products and our other products is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of our products by customers for existing and new use cases, the timing of development and release of new products, features and functionality that are lower cost alternatives introduced by us or our competitors, technological changes and developments within the markets we serve and growth or contraction in our addressable markets. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our products, our business, results of operations and financial condition could be harmed.

If the Atlassian Marketplace does not continue to be successful, our business and results of operations could be harmed.
We operate Atlassian Marketplace, an online marketplace, for selling third-party, as well as Atlassian-built, add-ons and extensions. We rely on the Atlassian Marketplace to supplement our promotional efforts and build awareness of our products, and believe that third-party add-ons and extensions from the Atlassian Marketplace facilitate greater usage and customization of our products. If these vendors and developers stop developing or supporting these add-ons and extensions that they sell on Atlassian Marketplace, our business could be harmed.
Interruptions or performance problems associated with our technology and infrastructure may harm our business and results of operations.
Our continued growth depends in part on the ability of our existing and potential customers to access our solutions at any time and within an acceptable amount of time. In addition, we rely almost exclusively on our websites for the downloading and payment of all our products. We have experienced, and may in the future experience, disruptions, data loss, outages and other performance problems with our infrastructure and websites due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial of service attacks or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and websites become more complex and our user traffic increases. If our products and websites are unavailable or if our users are unable to access our products within a reasonable amount of time, or at all, our business would be harmed. Moreover, we depend on services from various third parties, such as Amazon Web Services and NTT Communications, to maintain our infrastructure and distribute our products via the Internet. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our products. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated into our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, results of operations and financial condition could be harmed.
Real or perceived errors, failures, vulnerabilities or bugs in our products or in the products on Atlassian Marketplace could harm our business and results of operations.
Errors, failures, vulnerabilities or bugs may occur in our products, especially when updates are deployed or new products are rolled out. Our solutions are often used in connection with large-scale computing environments with different operating systems, system management software, equipment and networking configurations, which may cause errors or failures of products, or other aspects of the computing environment into which they are deployed. In addition, deployment of our products into complicated, large-scale computing environments may expose errors, failures, vulnerabilities or bugs in our products. Any such errors, failures, vulnerabilities or bugs may not be found until after they are deployed to our customers. Real or perceived errors, failures, vulnerabilities or bugs in our products could result in negative publicity, loss of customer data, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers for losses sustained by them, all of which could harm our business and results of operations.
In addition, third-party add-ons and extensions on Atlassian Marketplace may not meet the same quality standards that we apply to our own development efforts and, to the extent they contain bugs or defects, they may create disruptions in our customers’ use of our products, lead to data loss, damage our brand and reputation and affect the continued use of our products, any of which could harm our business, results of operations and financial condition.
Any failure to offer high-quality product support may harm our relationships with our customers and our financial results.
In deploying and using our products, our customers depend on our product support teams to resolve complex technical and operational issues. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for product support. We also may be unable to modify the nature, scope and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase costs and harm our results of operations. In addition, as we continue to grow our operations and reach a global and vast customer base, we need to be able to provide efficient product support that meets our customers’ needs globally at scale. The number of our customers has grown significantly and that will put additional pressure on our support organization. For example, the number of our customers has grown from 48,622 as of June 30, 2015 to 60,950 as of June 30, 2016. In order to meet these needs, we have relied in the past and will continue to rely on third-party contractors and self-service product support to resolve common or frequently asked questions, which supplement our customer support teams. If we are unable to provide efficient product support globally at scale, including through the use of third-party contractors and self-service support, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could harm our results of operations. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could harm our reputation, our ability to sell our products to existing and prospective customers, and our business, results of operations and financial condition.
Our lack of a direct salesforce may impede the growth of our business.
We do not have a direct salesforce and our sales model does not include traditional, quota-carrying sales personnel. Although we believe our business model can continue to scale without a large enterprise salesforce, our viral marketing model may not continue to be as successful as we anticipate and the absence of a direct sales function may impede our future growth. As we continue to scale our business, a sales infrastructure could assist in reaching larger enterprise customers and growing our revenue. Identifying and recruiting qualified sales personnel and training them would require significant time, expense and attention and would significantly impact our business model. In addition, adding sales personnel would considerably change our cost structure and results of operations, and we may have to reduce other expenses, such as our research and development expenses, in order to accommodate a corresponding increase in marketing and sales expenses and maintain our profitability. If our lack of a direct salesforce limits us from reaching larger enterprise customers and growing our revenue and we are unable to hire, develop and retain talented sales personnel in the future, our revenue growth and results of operations may be harmed.
Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.
Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly financial results fall below the expectations of investors or any securities analysts who follow us, the price of our Class A ordinary shares could decline substantially. Factors that may cause our revenue, results of operations and cash flows to fluctuate from quarter to quarter include, but are not limited to:

•	our ability to attract new customers, retain and increase sales to existing customers, and satisfy our customers’ requirements;

•	changes in our or our competitors’ pricing policies and offerings;

•	new products, features, enhancements or functionalities introduced by our competitors;

•	the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

•	significant security breaches, technical difficulties or interruptions to our products;

•	the number of new employees added;

•	changes in foreign currency exchange rates or adding additional currencies in which our sales are denominated;

•	the amount and timing of acquisitions or other strategic transactions;

•	extraordinary expenses such as litigation or other dispute-related settlement payments;

•
general economic conditions that may adversely affect either our customers’ ability or willingness to purchase additional licenses, subscriptions and maintenance plans, delay a prospective customer’s purchasing decision, reduce the value of new license, subscription or maintenance plans or affect customer retention;

•	summer seasonality in our operations that may become more pronounced over time as the impact of certain historical pricing optimizations are reduced;

•	the impact of new accounting pronouncements; and

•	the timing of the grant or vesting of equity awards to employees or directors.
Many of these factors are outside of our control, and the occurrence of one or more of them might cause our revenue, results of operations and cash flows to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenue, results of operations and cash flows may not be meaningful and should not be relied upon as an indication of future performance.
If we are unable to develop and maintain successful relationships with channel partners, our business, results of operations and financial condition could be harmed.
We have established relationships with certain channel partners to distribute our products. We believe that continued growth in our business is dependent upon identifying, developing and maintaining strategic relationships with our existing and potential channel partners that can drive substantial revenue and provide additional valued-added services to our customers. Our agreements with our existing channel partners are non-exclusive, meaning our channel partners may offer customers the products of several different companies, including products that compete with ours. They may also cease marketing our products with limited or no notice and with little or no penalty. We expect that any additional channel partners we identify and develop will be similarly non-exclusive and not bound by any requirement to continue to market our products. If we fail to identify additional channel partners, in a timely and cost-effective manner, or at all, or are unable to assist our current and future channel partners in independently distributing and deploying our products, our business, results of operations and financial condition could be harmed. If resellers do not effectively market and sell our products, or fail to meet the needs of our customers, our reputation and ability to grow our business may also be harmed.
If we are not able to maintain and enhance our brand, our business, results of operations and financial condition may be harmed.
We believe that maintaining and enhancing our reputation as a differentiated and category-defining company is critical to our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand attributes will depend on a number of factors, including our channel partners’ marketing efforts, our ability to continue to develop high-quality products and our ability to successfully differentiate our products from competitive products. In addition, independent industry analysts often provide reviews of our products, as well as the products offered by our competitors, and perception of the relative value of our products in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products, our brand may be harmed.
The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets, and as more sales are generated through our channel partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors, and we could lose customers or fail to attract potential customers, any of which would harm our business, results of operations and financial condition.
Our global operations subject us to risks that can harm our business, results of operations and financial condition.
A key element of our strategy is to operate globally and sell our products to customers across the world. Operating globally requires significant resources and management attention and will subject us to regulatory, economic, geographic and political risks. In particular, our global operations subject us to a variety of additional risks and challenges, including:

•	increased management, travel, infrastructure and legal compliance costs associated with having operations in many countries;

•
difficulties in enforcing contracts, including so-called “clickwrap” contracts that are entered into online, on which we have historically relied as part of our product licensing strategy, but which may be subject to additional legal uncertainty in some foreign jurisdictions;

•	increased financial accounting and reporting burdens and complexities;

•	requirements or preferences for domestic products, and difficulties in replacing products offered by more established or known regional competitors;

•	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

•	communication and integration problems related to entering and serving new markets with different languages, cultures and political systems;

•	compliance with foreign privacy and security laws and regulations and the risks and costs of non-compliance;

•
compliance with laws and regulations for foreign operations, including anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act, the U.S. Travel Act, and the U.K. Bribery Act), import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory or contractual limitations on our ability to sell our products in certain foreign markets, and the risks and costs of non-compliance;

•	heightened risks of unfair or corrupt business practices in certain geographies that may impact our financial results and result in restatements of our consolidated financial statements;

•	fluctuations in currency exchange rates and related effects on our results of operations;

•	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

•
weak economic conditions in each country or region and general economic uncertainty around the world, including political and economic instability created by the United Kingdom’s recent vote to leave the European Union;

•	differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

•	difficulties in recruiting and hiring employees in certain countries;

•	the preference for localized software and licensing programs and localized language support;

•	reduced protection for intellectual property rights in some countries and practical difficulties of enforcing rights abroad; and

•	compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes.
Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business in foreign jurisdictions. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these regulations could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these laws and policies, there can be no assurance that all of our employees, contractors, partners and agents will comply with these laws and policies. Violations of laws or key control policies by our employees, contractors, partners or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences or the prohibition of the importation or exportation of our products and could harm our business, results of operations and financial condition.
We depend on our executive officers and other key employees and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could harm our business.
Our success depends largely upon the continued services of our executive officers and key employees. We rely on our leadership team and other key employees in the areas of research and development, products, operations, security, marketing, IT, support and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. In addition, we do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers, especially our Co-Chief Executive Officers, or key employees could harm our business.
In addition, in order to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel in Sydney, Australia, the San Francisco Bay Area, and in other locations where we maintain offices, is intense, especially for engineers experienced in designing and developing software and cloud-based services. We have, from time to time experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. In particular, recruiting and hiring senior product engineering personnel to work in our Sydney, Australia office, where our product team is concentrated, has been, and we expect to continue to be, challenging. If we are unable to hire talented product engineering personnel, we may be unable to scale our operations or release new products in a timely fashion and, as a result, customer satisfaction with our products may decline.
Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, these employers may attempt to assert that the employees or we have breached certain legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the value or perceived value of our equity awards declines, it may harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, results of operations and financial condition could be harmed.
Acquisitions of other businesses, products or technologies could disrupt our business, and we may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.
We have completed a number of acquisitions and expect to evaluate and consider additional strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products, and other assets in the future. We also may enter into relationships with other businesses to expand our products, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.
Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel or operations of the acquired companies, particularly if the key personnel of the acquired companies choose not to work for us, their software and services are not easily adapted to work with our products, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. Acquisitions may also disrupt our business, divert our resources and require significant management attention that would otherwise be available for development of our existing business. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment or business relationship may not be realized or we may be exposed to unknown risks or liabilities.
In the future, we may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Our previous and future acquisitions may not achieve our goals, and any future acquisitions we complete could be viewed negatively by users, customers, developers or investors.
Negotiating these transactions can be time consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:

•	issue additional equity securities that would dilute our existing shareholders;

•	use cash that we may need in the future to operate our business;

•	incur large charges, expenses or substantial liabilities;

•	incur debt on terms unfavorable to us or that we are unable to repay;

•	encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

•	become subject to adverse tax consequences, substantial depreciation, impairment or deferred compensation charges.
Our corporate values have contributed to our success, and if we cannot maintain these values as we grow, we could lose the innovative approach, creativity and teamwork fostered by our values and our business could be harmed.
We believe that a critical contributor to our success has been our corporate values, which we believe foster innovation, teamwork and an emphasis on customer-focused results. In addition, we believe that our values create an environment that drives and perpetuates our product strategy and low-cost distribution approach. As we grow and develop the infrastructure of a public company, we may find it difficult to maintain our corporate values. Any failure to preserve our values could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively and execute on our business strategy.
We face exposure to foreign currency exchange rate fluctuations.
While we sell our products exclusively in U.S. dollars, we incur expenses in currencies other than the U.S. dollar, which exposes us to foreign currency exchange rate fluctuations. A large percentage of our expenses are denominated in the Australian dollar and our results of operations have been positively impacted by foreign currency rate fluctuations in prior periods due to the Australian dollar’s depreciation relative to the U.S. dollar. However, this may not continue, and future fluctuations could have a material negative impact on our results of operations. Moreover, our subsidiaries, other than our U.S. subsidiaries, maintain net assets that are denominated in currencies other than the U.S. dollar. In addition, in the future, we may transact in non-U.S. dollar currencies for our products, and, accordingly, future changes in the value of non-U.S. dollar currencies relative to the U.S. dollar could affect our revenue and results of operations due to transactional and translational remeasurements that are reflected in our results of operations.
As of June 30, 2016, we had not engaged in hedging of our foreign currency exposures to date. Beginning July 1, 2016, we initiated such a program and will hedge a portion of certain exposures to fluctuations in non-U.S. dollar currency exchange rates. The use of such hedging instruments may not fully offset the adverse financial effects of unfavorable movements in foreign currency exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments or if we are unable to forecast hedged exposures accurately.
We are subject to government regulation, including import, export, economic sanctions and anti-corruption laws and regulations, that may expose us to liability and increase our costs.
Various of our products are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. These regulations may limit the export of our products and provision of our services outside of the United States, or may require export authorizations, including by license, a license exception or other appropriate government authorizations, including annual or semi-annual reporting and the filing of an encryption registration. Export control and economic sanctions laws may also include prohibitions on the sale or supply of certain of our products to embargoed or sanctioned countries, regions, governments, persons and entities. In addition, various countries regulate the importation of certain products, through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. The exportation, reexportation, and importation of our products and the provision of services, including by our partners, must comply with these laws or else we may be adversely affected, through reputational harm, government investigations, penalties, and a denial or curtailment of our ability to export our products or provide services. Complying with export control and sanctions laws can be time consuming and complex and may result in the delay or loss of sales opportunities. Although we take precautions to prevent our products from being provided in violation of such laws, we are aware of previous exports of certain of our products to a small number of persons and organizations that are the subject of U.S. sanctions or located in countries or regions subject to U.S. sanctions. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export or import laws or corresponding sanctions, may delay the introduction and sale of our products in international markets, or, in some cases, prevent the export or import of our products to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and results of operations.
We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering or providing improper payments or benefits to officials and other recipients for improper purposes. We rely on certain third parties to support our sales and regulatory compliance efforts and can be held liable for their corrupt or other illegal activities, even if we do not explicitly authorize or have actual knowledge of such activities. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.

We recognize certain revenue streams over the term of our subscription and maintenance contracts. Consequently, downturns in new sales may not be immediately reflected in our results of operations and may be difficult to discern.
We generally recognize subscription and maintenance revenue from customers ratably over the terms of their contracts. As a result, a significant portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscription and maintenance plans entered into during previous quarters. Consequently, a decline in new or renewed licenses, subscriptions and maintenance plans in any single quarter may only have a small impact on our revenue results for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our products, and potential changes in our pricing policies or rate of expansion or retention, may not be fully reflected in our results of operations until future periods. We may also be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, a significant majority of our costs are expensed as incurred, while a significant portion of our revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of certain of our customer agreements. Our subscription and maintenance revenue also makes it more difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from certain new customers must be recognized over the applicable term.
If we fail to integrate our products with a variety of operating systems, software applications, platforms and hardware that are developed by others, our products may become less marketable, less competitive, or obsolete and our results of operations would be harmed.
Our products must integrate with a variety of network, hardware, and software platforms, and we need to continuously modify and enhance our products to adapt to changes in hardware, software, networking, browser and database technologies. In particular, we have developed our products to be able to easily integrate with third-party applications, including the applications of software providers that compete with us, through the interaction of application programming interfaces, or APIs. In general, we rely on the fact that the providers of such software systems continue to allow us access to their APIs to enable these customer integrations. To date, we have not relied on long-term written contracts to govern our relationship with these providers. Instead, we are subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation and fees of such software systems, and which are subject to change by such providers from time to time. Our business may be harmed if any provider of such software systems:

•	discontinues or limits our access to its APIs;

•	modifies its terms of service or other policies, including fees charged to, or other restrictions on us or other application developers;

•	changes how customer information is accessed by us or our customers;

•	establishes more favorable relationships with one or more of our competitors; or

•	develops or otherwise favors its own competitive offerings over ours.
We believe a significant component of our value proposition to customers is the ability to optimize and configure our products with these third-party applications through our respective APIs. If we are not permitted or able to integrate with these and other third-party applications in the future, demand for our products could decline and our business and results of operations would be harmed.
In addition, an increasing number of individuals within organizations are utilizing mobile devices to access the Internet and corporate resources and to conduct business. We have designed and continue to design mobile applications to provide access to our products through these devices. If we cannot provide effective functionality through these mobile applications as required by organizations and individuals that widely use mobile devices, we may experience difficulty attracting and retaining customers. Failure of our products to operate effectively with future infrastructure platforms and technologies could also reduce the demand for our products, resulting in customer dissatisfaction and harm to our business. If we are unable to respond to changes in a cost-effective manner, our products may become less marketable, less competitive or obsolete and our results of operations may be harmed.

Because our products can be used to collect and store personal information, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products.
Privacy and data security have become significant issues in the United States, Europe and in many other jurisdictions where we offer our products. The regulatory framework for privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many federal, state and foreign government bodies and agencies have adopted, or are considering adopting, laws and regulations regarding the collection, use and disclosure of personal information. In the United States, these include rules and regulations promulgated under the authority of federal agencies and state attorneys general and consumer protection agencies. Globally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including the Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data, or the Data Protection Directive, established in the European Union and data protection legislation of the individual member states subject to the Directive. The Data Protection Directive will be replaced with the European General Data Protection Regulation which may impose additional obligations and risk upon our business. In many jurisdictions enforcement actions and consequences for non-compliance are also rising.
If we are not able to comply with certain regulations or produce various certifications or reports, such as SOC2, which is an audited report on the effectiveness of a service organization's internal controls regarding the security, availability, processing integrity, confidentiality and data privacy maintained by the organization, our business and reputation may be harmed.
In the past, we have relied on adherence to the U.S. Department of Commerce’s Safe Harbor Privacy Principles and compliance with the U.S.-EU Safe Harbor Frameworks as agreed to and set forth by the U.S. Department of Commerce, and the European Union, which established a means for legitimating the transfer of personally identifiable information, by U.S. companies doing business in Europe from the European Economic Area to the U.S. As a result of the October 6, 2015 European Union Court of Justice (“ECJ”), opinion in Case C-362/14 (Schrems v. Data Protection Commissioner), the U.S.-EU Safe Harbor Framework is no longer deemed to be an adequate method of compliance with restrictions set forth in the Data Protection Directive (and member states’ implementations thereof) regarding the transfer of data outside of the European Economic Area. We anticipate that the tentative agreement with respect to a new EU-U.S. Privacy Shield announced on February 2, 2016 may provide a workable framework for the transfer of personally identifiable information, but until this new privacy framework is adopted and additional details and guidance are released, uncertainty remains. In the meantime, we continue to explore options to legitimize certain data transfers from the European Economic Area, including without limitation adopting model contractual clauses with certain suppliers, and are considering suppliers that house data in the European Economic Area. We may be unsuccessful in establishing legitimate means of transferring certain data from the European Economic Area, and we are at risk of enforcement actions taken by an EU data protection authority until such point in time that we ensure that all data transfers to us from the European Economic Area are legitimized. We may find it necessary to establish additional systems to maintain EU-origin data in the European Economic Area, which may involve substantial expense and distraction from other aspects of our business. We and our customers are at risk of enforcement actions taken by a European Union data protection authority until such point in time that we ensure that all data transfers to us from the European Economic Area are legitimized. Despite actions we have taken or will be taking to address the changes brought on by the ECJ opinion, we may be unsuccessful in establishing a conforming means of transferring data from the European Economic Area due to ongoing legislative activity that could vary the current data protection landscape. As we expand into new industries and grow our customer base, we will need to comply with these and other new requirements. If we cannot comply or if we incur a violation in one or more of these requirements, some customers may be limited in their ability to purchase our products, our growth could be harmed and we could incur significant liabilities.
In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Further, our customers may require us to comply with more stringent privacy and data security contractual requirements or obtain certifications that we do not currently have and any failure to obtain these certifications could reduce the demand for our products. If we were required to obtain additional industry certifications, we may incur significant additional expenses and have to divert resources which could slow the release of new products, all of which could harm our ability to effectively compete.
Because the interpretation and application of many privacy and data protection laws are uncertain, it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or the features of our products. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business. Any inability to adequately address privacy and data security concerns, even if unfounded, or comply with applicable privacy or data security laws, regulations and policies, could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business.
Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our customers may limit the adoption and use of, and reduce the overall demand for, our products.
We may be sued by third parties for alleged infringement or misappropriation of their proprietary rights.
There is considerable patent and other intellectual property development activity in our industry. Our future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. From time to time, our competitors or other third parties have claimed or may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon or misappropriating such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology, or technology that we obtain from third parties. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products or using certain technologies, require us to implement expensive work-arounds or require that we comply with other unfavorable terms. In the case of infringement or misappropriation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation. We may also be obligated to indemnify our customers or business partners in connection with any such litigation and to obtain licenses, modify our products or refund fees, which could further exhaust our resources. In addition, we may incur substantial costs to resolve claims or litigation, whether or not successfully asserted against us, which could include payment of significant settlement, royalty or license fees, modification of our products or refunds to customers of fees. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business operations and disrupt our business.
Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, results of operations and financial condition. Although we normally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our products, damage our reputation and harm our business, results of operations and financial condition.
We use open source software in our products that may subject our products to general release or require us to re-engineer our products, which may harm our business.
We use open source software in our products and expect to continue to use open source software in the future. There are uncertainties regarding the proper interpretation of and compliance with open source software licenses. Consequently, there is a risk that the owners of the copyrights in such open source software may claim that the open source licenses governing their use impose certain conditions or restrictions on our ability to use the software that we did not anticipate. Such owners may seek to enforce the terms of the applicable open source license, including by demanding release of the source code for the open source software, derivative works of such software, or, in some cases, our proprietary source code that uses or was developed using such open source software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our products, any of which could result in additional cost and liability to us, reputational damage and harm to our business and results of operations. In addition, if the license terms for the open source software we utilize change, we may be forced to re-engineer our products or incur additional costs to comply with the changed license terms or to replace the affected open source software. Although we have implemented policies and tools to regulate the use and incorporation of open source software into our products, we cannot be certain that we have not incorporated open source software in our products in a manner that is inconsistent with such policies.
Any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.
Our success and ability to compete depend in part upon our intellectual property. We primarily rely on a combination of patent, copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. Even in cases where we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our products. In addition, we believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand and maintaining goodwill. If we do not adequately protect our rights in our trademarks from infringement, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. In any event, in order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights.
For example, in order to promote the transparency and adoption of our downloadable software, we provide our customers with the ability to request a copy of the source code of those products, which they may customize for their internal use under limited license terms, subject to confidentiality and use restrictions. If any of our customers misuses or distributes our source code in violation of our agreements with them, or anyone else obtains access to our source code, it could cost us significant time and resources to enforce our rights and remediate any resulting competitive harms.
Litigation brought to protect and enforce our intellectual property rights could be costly, time consuming and distracting to management. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights, which could result in the impairment or loss of portions of our intellectual property rights. Our failure to secure, protect and enforce our intellectual property rights could harm our brand and our business.
We may require additional capital to support our operations or the growth of our business and we cannot be certain that we will be able to secure this capital on favorable terms, or at all.
We may require additional capital to respond to business opportunities, challenges, acquisitions, a decline in the level of license, subscription or maintenance revenue for our products, or other unforeseen circumstances. We may not be able to timely secure debt or equity financing on favorable terms, or at all. Any debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing shareholders could suffer significant dilution in their percentage ownership of the company, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.
Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could harm our results of operations.
We do not collect sales and use, value added and similar taxes in all jurisdictions in which we have sales, based on our understanding that such taxes are not applicable. Sales and use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest, or future requirements may harm our results of operations.

Our global operations and structure subject us to potentially adverse tax consequences.
We generally conduct our global operations through subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. A change in our global operations could result in higher effective tax rates, reduced cash flows and lower overall profitability. In particular, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant revenue and taxing authorities may disagree with positions we have taken generally, or our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. If such a disagreement were to occur, and our position was not sustained, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.
We restructured our corporate entities in fiscal 2014 and, as a result, our parent entity is now a company organized in the United Kingdom. Certain government agencies in jurisdictions where we and our affiliates do business have had an extended focus on issues related to the taxation of multinational companies. In addition, the Organization for Economic Co-operation and Development has completed the base erosion and profit shifting project which seeks to establish certain international standards for taxing the worldwide income of multinational companies. The measures have been endorsed by the leaders of the world’s 20 largest economies. As a result of these developments, the tax laws of certain countries in which we and our affiliates do business could change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, and therefore could harm our cash flows, results of operations and financial position.
Changes in laws and regulations related to the Internet or changes in the Internet infrastructure itself may diminish the demand for our products, and could harm our business.
The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our products in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, or result in reductions in the demand for Internet-based products such as ours. In addition, the use of the Internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. The performance of the Internet and its acceptance as a business tool has been harmed by “viruses,” “worms,” and similar malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for our products could decline.
We are exposed to credit risk and fluctuations in the market values of our investment portfolio.
Given the global nature of our business, we have diversified U.S. and non-U.S. investments. Credit ratings and pricing of our investments can be negatively affected by liquidity, credit deterioration, financial results, economic risk, political risk, sovereign risk or other factors. As a result, the value and liquidity of our investments may fluctuate substantially. Therefore, although we have not realized any significant losses on our investments, future fluctuations in their value could result in a significant realized loss.
Catastrophic events may disrupt our business.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have a large employee presence in the San Francisco Bay Area, California and we operate or utilize data centers that are located in northern California and Virginia. The west coast of the United States contains active earthquake zones. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our products, breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition.
Additionally, we rely on our network and third-party infrastructure and applications, internal technology systems, and our websites for our development, marketing, operational support, hosted services and sales activities. If these systems were to fail or be negatively impacted as a result of a natural disaster or other event, our ability to deliver products to our customers would be impaired.
As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, and successfully execute on those plans in the event of a disaster or emergency, our business and reputation would be harmed.
Adverse economic conditions could negatively impact our business.
Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. Our business depends on demand for business software applications generally and for collaboration software solutions in particular. In addition, the market adoption of our products and our revenue is dependent on the number of users of our products. To the extent that weak economic conditions reduce the number of personnel providing development or engineering services or that limit the available budgets within organizations for software products, demand for our products may be harmed. If economic conditions deteriorate, our customers and prospective customers may elect to decrease their information technology budgets, which would limit our ability to grow our business and harm our results of operations.
Risks Related to Ownership of Our Class A Ordinary Shares
The dual class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, in particular, our Co-Chief Executive Officers and their affiliates, which will limit your ability to influence the outcome of important transactions, including a change in control.
Our Class B ordinary shares have ten votes per share and our Class A ordinary shares have one vote per share. As of June 30, 2016, shareholders who hold our Class B ordinary shares collectively hold approximately 95% of the voting power of our outstanding share capital and in particular, our Co-Chief Executive Officers, Messrs. Cannon-Brookes and Farquhar, collectively hold approximately 94% of the voting power of our outstanding share capital. The holders of our Class B ordinary shares will collectively continue to control a majority of the combined voting power of our share capital and therefore be able to control substantially all matters submitted to our shareholders for approval so long as our Class B ordinary shares represent at least 10% of all of our outstanding Class A ordinary shares and Class B ordinary shares in the aggregate. These holders of our Class B ordinary shares may also have interests that differ from holders of our Class A ordinary shares and may vote in a way which may be adverse to such interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of the company, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of the company and might ultimately affect the market price of our Class A ordinary shares.
Future transfers by holders of our Class B ordinary shares will generally result in those shares converting into our Class A ordinary shares, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of our Class B ordinary shares into our Class A ordinary shares will have the effect, over time, of increasing the relative voting power of those holders of Class B ordinary shares who retain their shares in the long term. If, for example, Messrs. Cannon-Brookes and Farquhar retain a significant portion of their holdings of our Class B ordinary shares for an extended period of time, they will control a significant portion of the voting power of our share capital for the foreseeable future. As members of our board of directors, Messrs. Cannon-Brookes and Farquhar each owe statutory and fiduciary duties to us and must act in good faith and in a manner they consider would be most likely to promote the success of the company for the benefit of shareholders as a whole. As shareholders, Messrs. Cannon-Brookes and Farquhar are entitled to vote their shares in their own interests, which may not always be in the interests of our shareholders generally.
The market price of our Class A ordinary shares may be volatile or may decline regardless of our operating performance resulting in substantial losses for our Class A ordinary shareholders.
The trading price of our Class A ordinary shares is volatile and could continue to fluctuate significantly regardless of our operating performance. The market price of our Class A ordinary shares may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	actual or anticipated fluctuations in our results of operations;

•	the financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;

•
failure of securities analysts to initiate or maintain coverage of the company, publication of inaccurate or unfavorable research about our business, changes in financial estimates or ratings changes by any securities analysts who follow the company or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	developments or disputes concerning our intellectual property or our products, or third-party proprietary rights;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	new laws or regulations, new interpretations of existing laws, or the new application of existing regulations to our business;

•	any major change in our board of directors or management;

•	additional Class A ordinary shares being sold into the market by us or our existing shareholders or the anticipation of such sales;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events.
In addition, the stock markets, and in particular the market on which our Class A ordinary shares are listed, have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, shareholders have instituted securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources and the attention of management from operating our business, and harm our business, results of operations and financial condition.
Substantial future sales of our Class A ordinary shares could cause the market price of our Class A ordinary shares to decline.
The market price of our Class A ordinary shares could decline as a result of substantial sales of our Class A ordinary shares, particularly sales by our directors, executive officers and significant shareholders, or the perception in the market that holders of a large number of shares intend to sell their shares. Based on the number of shares outstanding as of June 30, 2016, we have 75,662,224 outstanding Class A ordinary shares and 140,696,234 Class B ordinary shares.
We have also registered Class A ordinary shares that we issue under our employee equity incentive plans. These shares may be sold freely in the public market upon issuance.
Certain holders of our Class A ordinary shares and our Class B ordinary shares, including our founders, have rights, subject to certain conditions, to require us to file registration statements covering their shares or to include their shares in registration statements that we may file for ourselves or our shareholders. Sales of our Class A ordinary shares pursuant to these registration rights may make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. These sales also could cause the market price of our Class A ordinary shares to fall and make it more difficult for our investors to sell our Class A ordinary shares at a price that they deem appropriate.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our Class A ordinary shares less attractive to investors.
We are an “emerging growth company,” as defined in the federal securities laws, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being immediately required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act and reduced disclosure obligations. We cannot predict if investors will find our Class A ordinary shares less attractive because we may rely on these exemptions. If some investors find our Class A ordinary shares less attractive as a result, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile. We may remain an “emerging growth company” until the last day of the fiscal year following the five-year anniversary of our IPO, although if the market value of our Class A ordinary shares that is held by non-affiliates exceeds $700 million as of the end of the second quarter of a fiscal year prior to the five-year anniversary, we would cease to be an “emerging growth company” as of the following December 31. We anticipate that, as of December 31, 2016, we will no longer be an “emerging growth company” as defined in the federal securities laws.
The requirements of being a public company may strain our resources, divert management’s attention, and affect our ability to attract and retain executive officers and qualified board members.
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of NASDAQ Global Select Market and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming, or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” or if we were to lose our status as a “foreign private issuer” as discussed below. The Exchange Act requires, among other things, that we file annual reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. We will be required to disclose changes made in our internal control and procedures on a quarterly basis and we will be required to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting for the first fiscal year beginning after our IPO. However, our independent registered public accounting firm will not be required to formally audit and attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the year following our first annual report required to be filed with the Securities and Exchange Commission (“SEC”). As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. In addition, the pressures of operating a public company may divert management’s attention to delivering short-term results, instead of focusing on long-term strategy.
As a public company it is more expensive for us to maintain adequate director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation and leadership development committee, and qualified executive officers.
If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A ordinary shares may be harmed.
As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. We will also be required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. We are in the process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation, which process is time consuming, costly, and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of Class A ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.
We do not expect to declare dividends in the foreseeable future.
We currently anticipate that we will retain future earnings for the development, operation and expansion of our business, and do not anticipate declaring or paying any cash dividends for the foreseeable future. Any return to shareholders will therefore be limited to the increase, if any, of our share price, which may never occur.
Risks Related to being a Foreign Private Issuer or an English Company
As a foreign private issuer, we are permitted to report our financial results under IFRS, are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company and our Class A ordinary shares are not listed, and we do not intend to list our shares, on any market in the United Kingdom, our country of incorporation. This may limit the information available to holders of our Class A ordinary shares.
We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we have been, and expect to continue to, submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. If some investors find our Class A ordinary shares less attractive because of these exemptions, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.
Furthermore, our shares are not listed and we do not currently intend to list our shares on any market in the United Kingdom, our country of incorporation. As a result, we are not subject to the reporting and other requirements of companies listed in the United Kingdom. Accordingly, there will be less publicly available information concerning the company than there would be if we were a public company organized in the United States.
In addition, we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and GAAP, including differences related to revenue recognition, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with GAAP. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under GAAP.
As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the NASDAQ listing standards. This may afford less protection to holders of our Class A ordinary shares than U.S. regulations.
As a foreign private issuer whose shares are listed on the NASDAQ Global Select Market, we are permitted to follow English corporate law and the Companies Act 2006 (“Companies Act”) with regard to certain aspects of corporate governance in lieu of certain requirements under the NASDAQ listing standards.
A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the NASDAQ listing standards with which it does not comply, followed by a description of its applicable home country practice. Our home country practices differ in significant respects from the corporate governance requirements applicable to U.S. domestic issuers listed on the NASDAQ Global Select Market and may, therefore, afford less protection to holders of our Class A ordinary shares.
We may rely on exemptions available under the NASDAQ listing standards to a foreign private issuer and follow our home country practices in the future, and as a result, you may not be provided with the benefits of certain corporate governance requirements of the NASDAQ listing standards.

We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
In order to maintain our current status as a foreign private issuer, either (1) a majority of voting power of our shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50% of our assets cannot be located in the United States, and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be required under current SEC rules to prepare our financial statements in accordance with GAAP and modify certain of our corporate governance practices in accordance with various SEC rules and the NASDAQ listing standards. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
Provisions contained in our articles of association and under the laws of England may frustrate or prevent an attempt to obtain control of us.
Provisions in our articles of association, as amended and restated, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated articles of association include provisions that:

•
specify that general meetings of our shareholders can be called only by our board of directors, the chair of our board of directors, or one of our Co-Chief Executive Officers (or otherwise by shareholders in accordance with the Companies Act); and

•	provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.
Provisions of the laws of England may also have the effect of delaying or preventing a change of control or changes in our management. The Companies Act includes provisions that:

•	require that any action to be taken by our shareholders be effected at a duly called general meeting (including the annual general meeting) and not by written consent; and

•	require the approval of the holders of at least 75% of the voting power of our outstanding shares to amend the provisions of our articles of association.
These provisions may frustrate or prevent any attempts by our shareholders to replace or remove our current management by making it more difficult for shareholders to replace members of our board of directors, which is responsible for appointing the members of our management.
In addition, because we are a public limited company whose registered office is in the United Kingdom, we may become subject to the U.K. City Code on Takeovers and Mergers (“Takeover Code”) which is issued and administered by the U.K. Panel on Takeovers and Mergers (“Takeover Panel”). The Takeover Code applies, among other things, to an offer for a public company whose registered office is in the United Kingdom and whose securities are admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (and for these purposes NASDAQ does not fall within the definition of regulated market or multilateral trading facility), or to an offer for a public company whose registered office is in the United Kingdom if the company is considered by the Takeover Panel to have its place of central management and control in the United Kingdom. Although we believe that the Takeover Code does not apply to us, the Takeover Panel will be responsible for determining whether we have our place of central management and control in the United Kingdom by looking at various factors, including the structure of our board of directors and where they are resident.
If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, or if at that time we have our shares admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a regulated market in one or more member states of the European Economic Area), we would be subject to a number of rules and restrictions, including but not limited to the following: (1) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (2) we may not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (3) we would be obliged to provide equality of information to all bona-fide competing bidders.
The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.
We are incorporated under English law. The rights of holders of Class A ordinary shares are governed by English law, including the provisions of the Companies Act, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations organized under Delaware law.
Shareholders in certain jurisdictions may not be able to exercise their pre-emptive rights if we increase our share capital.
Under the Companies Act, our shareholders generally have the right to subscribe and pay for a sufficient number of our shares to maintain their relative ownership percentages prior to the issuance of any new shares in exchange for cash consideration. Shareholders in certain jurisdictions may not be able to exercise their pre-emptive rights unless securities laws have been complied with in such jurisdictions with respect to such rights and the related shares, or an exemption from the requirements of the securities laws of these jurisdictions is available. We currently do not intend to register the Class A ordinary shares under the laws of any jurisdiction other than the United States, and no assurance can be given that an exemption from the securities laws requirements of other jurisdictions will be available to shareholders in these jurisdictions. To the extent that such shareholders are not able to exercise their pre-emptive rights, the pre-emptive rights would lapse and the proportional interests of such shareholders would be reduced.
Further, the Companies Act provides that in certain circumstances the pre-emptive rights available to shareholders can be overridden, including where there is an issue of shares for non-cash consideration or the disapplication of the pre-emptive rights is approved by the holders of at least 75% of our outstanding shares. Our shareholders have approved the disapplication of these pre-emptive rights for a period of five years from our fiscal 2015 annual shareholder meeting.
U.S. holders of our shares could be subject to material adverse tax consequences if we are considered a “passive foreign investment company” for U.S. federal income tax purposes.
We do not believe that we are a passive foreign investment company, and we do not expect to become a passive foreign investment company. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a passive foreign investment company for the current taxable year or any future taxable years. If we were a passive foreign investment company for any taxable year while a taxable U.S. holder held our shares, such U.S. holder would generally be taxed at ordinary income rates on any sale of our shares and on any dividends treated as “excess distributions.” An interest charge also generally would apply based on any taxation deferred during such U.S. holder’s holding period in the shares.
U.S. investors may have difficulty enforcing civil liabilities against us, our directors or executive officers.
Under English law, a director owes various statutory and fiduciary duties to us, and not, except in certain limited circumstances, to shareholders. This means that under English law generally we, rather than the shareholders, are the proper claimant in an action in respect of a wrong done to us by a director. Notwithstanding this general position, the Companies Act provides that a court may allow a shareholder to bring a derivative claim, which is an action in respect of and on behalf of us, in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust. The ability to bring a derivative claim is, however, subject to compliance with a number of procedural requirements which may in practice be difficult for shareholders to comply with.
We are a public limited company incorporated under the laws of England. Certain of our directors and executive officers reside outside the United States. In addition, a substantial portion of our assets and a substantial portion of the assets of such directors and executive officers, are located outside the United States. As a result, it may be difficult for an investor to serve legal process on us or our directors and executive officers or have any of them appear in a U.S. court.
It may not be possible to bring proceedings or enforce a judgment of a U.S. court in respect of civil liabilities predicated on the U.S. federal securities laws in England. The English courts will not enforce, either directly or indirectly, a penal, revenue or other public law of a foreign state. In addition, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in England. An award of damages is usually considered to be punitive if it does not seek to compensate the claimant for loss or damage suffered and is instead intended to punish the defendant. In addition to public policy aspects of enforcement, the enforceability of any judgment in England will depend on the particular facts of the case such as the nature of the judgment and whether the English court considered the U.S. court to have had jurisdiction. It will also depend on the laws and treaties in effect at that time. The United States and the United Kingdom do not currently have a treaty or convention providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, to enforce a judgment of a U.S. court, the party seeking to enforce the judgment must bring an action at common law in respect of the amount due under the judgment.
Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate Information

Atlassian Corporation Plc was incorporated and registered in the United Kingdom in November 2013 as a public company limited by shares. Our registered office is located at Exchange House, Primrose Street, London EC2A 2EG, c/o Herbert Smith Freehills LLP. Our principal offices are located at Level 6, 341 George St., Sydney, NSW, 2000 Australia for Atlassian Pty Ltd and at 1098 Harrison Street, San Francisco, California 94103 for Atlassian, Inc.

Atlassian Corporation Plc is a holding company and we conduct substantially all of our business through certain of our subsidiaries, including Atlassian Pty Ltd and Atlassian, Inc.

The principal laws and legislation under which we operate and under which the Class A ordinary shares and Class B ordinary shares are issued is the Companies Act and the regulations made thereunder.

Reorganization

In February 2014, we carried out a reorganization of our corporate structure (the “Reorganization”). Prior to the Reorganization, Atlassian Corporation Pty Ltd, registered in Australia in November 2006 as an Australian proprietary company, limited by shares, was the ultimate holding company of the Atlassian group of companies (the “Group”).

The implementation date for the Reorganization was February 12, 2014, on which date all shareholders of Atlassian Corporation Pty Ltd exchanged each of their Class B ordinary shares, Series A preference shares, Series B preference shares and restricted shares in Atlassian Corporation Pty Ltd for an unregistered depositary share evidencing beneficial ownership in newly issued Class B ordinary shares, Series A preference shares, Series B preference shares and restricted shares in Atlassian Corporation Plc on a one-for-one basis. These newly issued shares were held by a depositary for the benefit of our shareholders and evidenced by unregistered depositary shares until the expiration of the lock-up agreements, which occurred after our IPO.

In addition, on February 12, 2014, all holders of options to purchase Class B ordinary shares and restricted shares of Atlassian Corporation Pty Ltd exchanged each of their options for equivalent options to purchase Class B ordinary shares and restricted shares of Atlassian Corporation Plc on a one-for-one basis.

As part of the Reorganization, Atlassian Corporation Pty Ltd became an indirect wholly-owned subsidiary of Atlassian Corporation Plc.

Initial Public Offering

In December 2015, we completed our IPO in which we issued and sold 22 million Class A ordinary shares at a public offering price of $21.00 per share. We received net proceeds of $431.4 million after deducting underwriting discounts and commissions of $25.4 million and other offering expenses of approximately $5.1 million. Upon the closing of our IPO, all then-outstanding Series A preference shares automatically converted into an aggregate of 12.4 million Class A ordinary shares, all then-outstanding restricted shares automatically converted into an aggregate of 17.2 million Class A ordinary shares and all then-outstanding Series B preference shares automatically converted into an aggregate of 15.0 million Class B ordinary shares.

B. Business Overview

Our mission is to unleash the potential in every team.

Our products help teams organize, discuss and complete their work – delivering superior outcomes for their organizations.

We believe human advancement has always been driven by teamwork – from the great explorations of earth and space to innovations in industry, medicine, music and technology. And while it’s common to celebrate the individual genius behind a breakthrough idea, in nearly every case there is a team of unsung heroes that actually get the work done.

We also believe that the greatest lever teams have to advance humanity lies in the power of software innovation. Through software, contact lenses now monitor and report on the blood glucose levels of diabetes patients, allowing patient and doctor to better manage the disease. Through software, cars can monitor and report on vehicle status, improving driver safety. Through software, people can read, write and converse with people in languages they do not speak. Each of these advances was delivered by teams.

Software’s transformational impact is forcing organizations to use software to innovate, or face disruption from competitors that do. Today, organizations in every industry are becoming software-driven. As a result, the teams that imagine, create and deliver that software are more essential than ever.

Our company was founded in 2002 to help software teams work better together. From the beginning, our products were designed to help developers collaborate with other non-developer teams involved in software innovation. This breakthrough approach separated us from traditional software providers focused solely on developers.

As more non-developer teams are exposed to our products, they adopt and extend them to new use cases, bringing our products to other users and other types of teams in their organizations. This has created an expansive market opportunity for us.

Today, our products serve teams of all shapes and sizes, in virtually every industry – from software and technical teams to IT and service teams, from sales and marketing to HR, finance and legal teams. Our products include JIRA for team planning and project management, Confluence for team content creation and sharing, HipChat for team messaging and communications, Bitbucket for team code sharing and management and JIRA Service Desk for team services and support applications.

Our products form an integrated system for organizing, discussing and completing shared work, becoming deeply entrenched in how people work together and how organizations run. Our product strategy, distribution model and company culture work in concert to create unique value for our customers and competitive advantage for our company.

We founded our company on the premise that great products could sell themselves and we have developed a unique approach to the market that is centered on this belief. We begin with a deep investment in product development to create and refine high-quality and versatile products that users love. We make our products affordable for organizations of all sizes and we transparently share our simple pricing online. We pursue customer and user volume, targeting teams in every organization, regardless of size, industry or geography.

To reach this expansive market, we distribute and sell our products online without traditional sales infrastructure where users can get started in minutes without the need for assistance. We focus on enabling a self-service, low-friction model that makes it easy for users to try, adopt and use our products.

Our culture of innovation, transparency and dedication to customer service drives our success in implementing and refining this unique approach. We believe this approach fosters innovation, quality, customer happiness, scale and profitability.

We take a long-term view of our customer relationships and our opportunity. We recognize that users drive the adoption and proliferation of our products and, as a result, we are relentlessly focused on measuring and improving user satisfaction. We know that one happy user will beget another, thereby expanding the large and organic word-of-mouth community that helps drive our growth. We operate at unusual scale for an enterprise software company, with more than 60,000 customers across virtually every industry sector in more than 170 countries as of June 30, 2016. Our customers range from small organizations that have adopted one of our products for a small group of users, to 291 of the Fortune 500, many of which use a multitude of our products across thousands of users.

The Atlassian Way

Our product strategy, distribution model and company culture work in concert to create unique value for our customers and competitive advantage for our company.

We invest significantly in developing and refining products that allow teams to achieve their full potential. We make versatile products that can be used in a myriad of ways. Our products are easy to adopt and use and can be distributed and proliferated organically and efficiently.

We offer these products at affordable price points in a high-velocity online distribution model. Our distribution model does not rely on costly sales infrastructure to push product to our customers. By making our products simple, powerful and easy to adopt, we generate demand from word-of-mouth and viral expansion within organizations. Our model is designed to operate at scale and serve millions of customers.

Our culture of innovation, transparency and dedication to our customers creates an environment that drives and perpetuates our product leadership and highly automated, low-cost distribution approach.

We believe that our product strategy, distribution model and company culture are mutually reinforcing. By investing in innovation and making our products affordable and easy to use, we operate without reliance on traditional sales infrastructure, which enhances our distribution model and permits long-term investment in product leadership and our unique culture.

Our Product Strategy

We have developed and acquired a broad portfolio of products that help teams large and small to organize, discuss and complete their work in a coordinated, efficient and modern fashion. Our products, which include JIRA, Confluence, HipChat, Bitbucket and JIRA Service Desk, serve the needs of teams of software developers, IT managers and knowledge workers. While these products provide a range of distinct functionality to users, they share certain core attributes:

•
Built for Teams - Our products are singularly designed to help teams work better together and achieve more. From the beginning, our products were designed to make software teams more effective, while allowing them to connect and collaborate with workers across their organizations. With more than 60,000 customers, we have developed a refined understanding of the needs of teams. Leveraging these insights, we design products that help our customers to communicate better, be more transparent and operate in a coordinated and precise manner.

•
Easy to Adopt and Use - We invest significantly in research and development to enable our products to be both powerful and extremely easy to use. Our software is designed to be accessed from the Internet and immediately put to work. By reducing the friction that usually accompanies the purchase of business software and eliminating the need for complicated and costly implementation and training, we believe we attract more people to try, buy and derive value from our software. As a result, on average, we generate more than 7,500 free evaluations of our products per typical business day.

•
Versatile and Adaptable - We develop simple and well-designed products that are useful in a broad range of workflows and projects. We believe that our products can improve any process involving teams, multiple streams of work and deadlines. For example, our JIRA product, which enables software teams to plan, build and ship software products, is also used by thousands of our customers to manage other unrelated workflows, including product design, supply chain management, expense management and legal document review.

•
Integrated- Our products are integrated and designed to work well together. For example, an IT service ticket generated in JIRA Service Desk can automatically trigger a notification to relevant parties via HipChat, on both desktop and mobile devices, and the resolution of the ticket can be published in Confluence, allowing others to subsequently access important context and information about the event.

•
Open- We are dedicated to making our products open and interoperable with a range of other platforms and applications, such as salesforce.com, Workday and Dropbox. In order to provide a platform for our partners and to promote useful products for our users, in 2012 we introduced the Atlassian Marketplace, an online marketplace that, as of June 30, 2016, features more than 2,000 add-ons and extensions to our products created by a growing global network of independent developers and vendors. The Atlassian Marketplace provides customers a wide range of additional capabilities they use to extend or enhance our products, further increasing the value of our platform. From Atlassian Marketplace's inception in 2012 to June 30, 2016, customers have purchased more than $150 million of add-ons, generating over $120 million of revenue for our partners. In addition, these purchases generated over $30 million of revenue for us.

Our Distribution Model

Our high-velocity distribution model is designed to drive exceptional customer scale by making affordable products available via our convenient, low-friction online channel. We focus on product quality, automated distribution and customer service in lieu of a costly traditional sales infrastructure. We rely on word-of-mouth and low-touch demand generation to drive trial, adoption and expansion of our products within customers.

The following are key attributes of our unique model:

•
Innovation-driven - Relative to other enterprise software companies, we invest significantly in research and development rather than sales and marketing. Our goal is to focus our spending on measures that improve quality, ease of adoption and expansion and create organic customer demand for our products. We also invest in initiatives that automate and streamline distribution and customer support functions to enhance our customer experience and improve our efficiency. These investments have allowed us to scale our business to serve customers in more than 170 countries.

Beyond improving product quality and enhancing customer experience, a portion of our research and development spending is targeted at demand generation and customer conversion. For example, we have invested in the development of our Atlassian Engagement Engine, an internal platform that allows us to profile and analyze customer behavior and promote additional products directly to users in the context of their activity.

•
Simple and Affordable - We offer our products at affordable prices in a simple and transparent format, with a free trial before purchase. For example, a customer coming to our website can evaluate, purchase and setup a JIRA license, for 10 users or 10,000+ users, based on a transparent list price, without any interaction with a sales person. This approach, which is in contrast to the opaque and complex pricing plans offered by most traditional enterprise software vendors, is designed to complement the easy-to-use, easy-to-adopt nature of our products and accelerate adoption by large volumes of new customers.

•
Organic and Expansive - Our model benefits from significant customer word-of-mouth about our products that drives traffic to our website. The vast majority of our transactions are conducted on our website. This significantly reduces our cost of acquiring new customers. We also benefit from distribution leverage via our network of Atlassian Experts, who resell and customize our products. Once we have established a footprint within a customer, the networked nature and flexibility of our product tends to result in user growth, new uses for our software and the attachment of our other products within customers.

In our model, demand for our software organically spreads from user to user, from team to team and from department to department. In order to support this expansion and scaling within customers, we have enhanced the manageability and enterprise features of our software to support broad standardization on our platform. This expansion within customers creates a network effect that contributes to long-lasting customer relationships.

•
Scale-oriented - Our model is designed to generate and benefit from significant customer scale and our goal is to maximize the number of individual users of our software. First, we leverage customer word-of-mouth and the strength of our brands to drive inquiry through traffic to our website, which has resulted in more than 100,000 daily visitors to atlassian.com. Second, we offer those visitors the opportunity to try our products for free and we generate on average more than 7,500 such evaluations per typical business day. Third, we allow small teams (10 users or less) to adopt our products at very attractive prices to seed usage within organizations. Fourth, we seek to convert those visitors and small teams into paid, long-term customers. Fifth, we seek long-term growth and expansion through efficient and targeted in-product marketing based on user profile and behavioral data, and excellent customer service and support.

With more than 60,000 customers using our software today, we are able to reach a vast number of users, gather insights to refine our offerings and generate growing revenue by expanding within our customer accounts. With 1,245 customers paying us in excess of $50,000 during fiscal 2016, many of whom started as significantly smaller customers, we have demonstrated our ability to grow within our existing customers. Ultimately, our model is designed to serve millions of customers and to benefit from the data, network effects and customer insights that emerge from such scale.

•
Data-driven - Our scale and the design of our model allows us to gather insights into and improve the customer experience. We track, test, nurture and refine every step of the customer journey and our users' experience. This allows us to intelligently manage our funnel of potential users, drive conversion and promote additional products to existing users. Our scale has enabled us to experiment with various approaches to these tasks and constantly tune our strategies for user satisfaction and growth.

Our Culture

Our company culture is exemplified by our core values:

The following are the key elements of our culture that contribute to our ability to drive customer value and achieve competitive differentiation:

•
Openness and Innovation - We value transparency and openness as an organization. Since our inception, we have put online all of our product pricing, documentation, knowledge base and record of product enhancements. We believe this approach promotes trust and makes customers more comfortable in engaging with us in our low-touch model. In addition, we are dedicated to innovation and encourage our employees to invent new applications, uses and improvements for our software. We promote invention through our internal, quarterly "ShipIt" hack-a-thon, where employees from all different departments across each of our global locations participate in a 24-hour innovation competition. Each "ShipIt" hack-a-thon results in hundreds of small and large innovations across our products, processes and operations. In addition, we run our company using our own products for a broad range of use cases, which promotes open communication and transparency throughout our organization.

•
Dedication to the Customer - Customer service and support is at the core of our business. We have four major customer support centers and we strive to provide “legendary service” to our customers. In addition to providing a personal touch, our service team is also encouraged to seek scalable, self-service solutions that customers will love. Our customers span the largest and oldest organizations to early-stage startups, and each and every one receives the same dedicated service. We made the strategic decision to invest in superior service that drives greater customer happiness and breeds positive word-of-mouth rather than build a traditional sales infrastructure.

•
Team-driven - We were created to serve the needs of teams. Therefore, it is natural that we value teamwork highly and have organized the company to encourage active teamwork. One of our core values, “Play, as a team,” encourages our employees to be both team oriented and entrepreneurial to identify problems and invent solutions. Teamwork starts at the top of our organization with our unique co-CEO structure and is celebrated throughout our company.

•
Long-term Focused - We believe that we are building a company that can grow and prosper for decades to come. Our model, which is designed for customer scale, starting small, making important investments and growing with our customers over time requires a patient, long-term approach, and a dedication to continuous improvement. Our investment in research and development is significant relative to traditional software models and is designed to drive long-term sustainability of our product leadership. Given the choice between short-term results and building long-term scale, we choose the latter.

Our Financial Model

By developing a product strategy, distribution model and culture that are designed around the needs of our customers and users, we believe that we have established a financial model that is favorable for our shareholders. Our model has allowed us to grow customers and revenue steadily while maintaining profitability for each of the last 11 fiscal years. Our model relies on rapidly and efficiently landing new customers and expanding our relationship with them over time. The following are the key elements of our model:

•
Significant Investment in Ongoing Product Development and Sales Automation - Our research and development investments enable us to rapidly build new products, continuously enhance our existing products, acquire and integrate technologies and also help us obtain data-driven insights and further automate and streamline our approach to customer acquisition.

•
Rapid and Efficient Acquisition of New Customers - By building products that are affordable and easy to adopt and use, we are able to attract customers rapidly without employing a traditional salesforce, and thereby lower the cost of customer acquisition significantly. As of June 30, 2016, we had more than 60,000 customers.

•
Continued Expansion - Our success is dependent on our ability to expand the relationship with our existing base of customers. Since our founding, the aggregate sales from customers acquired in any fiscal year have expanded since they first purchased an Atlassian product, through the addition of more users, teams and products.

•
Predictability of Sales - As we are not dependent on a traditional sales model and rely on a high-velocity online distribution model, we have historically experienced a linear quarterly sales cycle. Once teams begin working together with our software, we become embedded in their workflows, becoming a system for engagement within organizations. This makes it difficult to displace us and provides us with steady and predictable revenue.

•
Positive Free Cash Flow - By reducing customer acquisition cost and establishing a revenue model that has scaled linearly, our model has allowed us to have positive free cash flow for more than the last 11 fiscal years.

Our Products

           We offer a range of team collaboration products, including:

•	JIRA for team planning and project management;

•	Confluence for team content creation and sharing;

•	HipChat for team real-time messaging and communications;

•	Bitbucket for team code sharing and management; and

•	JIRA Service Desk for team service and support applications.

These products can be deployed by users through the cloud or behind the firewall on the customers' own infrastructure.

JIRA

JIRA helps teams plan, track and manage activities and projects. At the heart of JIRA is a sophisticated and flexible workflow management system that streamlines work processes and provides end-to-end traceability for the team throughout the entire project. We launched JIRA in 2002. JIRA's key capabilities include:

•	Projects and Dashboards - Allows teams to organize their work into projects and customize dashboards for those projects to keep their teams aligned and on track.

•
Custom Forms and Fields - Forms and fields are entirely customizable, meaning collecting and mapping relevant information, from features to bugs to general tasks of any kind, is only a few clicks away.

•	JIRA Query Language - Features sophisticated search functionality (including a helpful auto-complete function) that makes it easy to search and sort for tickets and create custom filters.

•	Workflows - Comes pre-configured with a variety of simple workflows, which teams can modify to match precisely how they work

•	Powerful Integrations - Built to work with the existing developer tools in place, making it the single, reliable source-of-truth for all team members.

•
Collaboration - Connects people and teams and provides users one place to share and discuss work, mention one another using @mentions, subscribe to specific notifications and watch customized activity streams of any changes.

•	Reporting - Powerful reporting features to help project owners and team members visualize and stay on top of team progress, track performance and improve efficiency over time.

•	Extensibility - Offers over 1,100 plug and play add-ons from the Atlassian Marketplace and comes with a rich set of APIs that allow developers to enhance and extend its functionality.

•	Administration and Security - Offers administrators and project owners' granular control over accessibility, security and customizability.

In October 2015, we launched JIRA for Software, targeting software teams, and JIRA Core, targeting other business teams.

Confluence

Confluence is a social content platform, used to create, share and discuss content on the web. We launched Confluence in 2004. Confluence's key capabilities include:

•	Content Organization and Team Spaces - Provides a flexible system for organizing, sharing and securing content in spaces arranged by team, project, department and more.

•
Simple Web Editing - Enables users to create and share virtually anything—meeting notes, blogs, product requirements, file lists or project plans—all through a rich and dynamic editor in their web browser.

•
Collaborative Capabilities - Connects people and teams around shared content and gives users simple ways to share, encourage discussion and collect feedback with threaded inline comments, @mentions and likes.

•
Extensibility - Features a rich set of APIs that allow developers to enhance and extend its functionality with additional capabilities. The Atlassian Marketplace features over 600 pre-built add-ons, including custom themes, diagramming tools and workflow capabilities.

•	Administration and Security - Features sophisticated administration and security, giving administrators fine-grained control over what and how they delegate to broader teams or individuals.

HipChat

HipChat provides teams a simple way to communicate in real-time and share ideas, updates, code and files. HipChat features a variety of real-time communication capabilities for teams, including individual or group chat, audio, video and screen sharing. HipChat can easily be connected to other systems, displaying notifications or messages from those systems directly in team chat rooms. We acquired the core technology for HipChat through an acquisition and launched HipChat in 2012. HipChat's key capabilities include:

•	Built for Teams - Lets users and teams create team or project rooms to communicate more easily. Chat is persistent and archived so users can search for and refer back to past conversations.

•	Many Ways to Communicate - Supports many ways for users and teams to communicate, including chat, video, audio, screen sharing and file-sharing.

•	Works Across Multiple Devices - Enables team communication and notifications to follow users as they move across devices with native apps for MAC, Windows, iOS, Android, Linux and the web.

•	Extensibility and Integrations - Integrates with other systems to receive relevant notifications in rooms and there are over 150 pre-built integrations for popular applications and services.

•
Administration and Security - Offers sophisticated security features where administrators have granular control, conversations are transferred in 256-bit SSL encryption and can be deployed and managed on a customer's private infrastructure.

Bitbucket

Bitbucket is a code management and collaboration product for teams using distributed version control systems. Teams use Bitbucket to store and collaborate on shared code. Bitbucket supports more than 900,000 teams and 5.0 million developers. We acquired the core technology for Bitbucket through an acquisition and launched Bitbucket in 2010. Bitbucket's key qualities include:

•	Secure - Provides enterprise-grade security with fine-grained permissions and merge checks, all the way down to the branch level for code it hosts.

•	Collaborative - Encourages, enforces and helps facilitate discussions and ensures code quality through peer-to-peer reviews.

•
Integrations - Offers extensive APIs and webhooks, allowing Bitbucket to integrate with existing tools and expand to meet the specific needs of development teams. The Atlassian Marketplace features over 200 pre-built add-ons.

•	Flexibility - Offers deployment flexibility for those who wish to work in the cloud or behind their firewall.

•	Scalable - Scales with team and organization growth, from a single server to a multi-node cluster for mission-critical deployments.

JIRA Service Desk

JIRA Service Desk is an intuitive and flexible service desk product for creating and managing service experiences for a variety of service team providers, including IT help desks and legal and HR teams. JIRA Service Desk features an elegant self-service portal, best-in-class team collaboration, integrated knowledge, service level agreement (“SLA”) support and real-time reporting. We launched JIRA Service Desk in 2013 and it has experienced rapid adoption, with more than 17,000 organizations using JIRA Service Desk as of June 30, 2016. JIRA Service Desk's key capabilities include:

•	Simplified Self-service - Provides an easy way for customers to make service or help requests, track progress and collaborate around a resolution.

•	Integrated Knowledge - Allows customers to capture, create and share knowledge and resolution procedures with agents, experts and employees.

•	SLAs - Offers service-level agreement management that ensures timely responses and accountability to the business.

•	Real-time Collaboration - Integrates with chat to ensure fast and accurate responses and to harness the expertise spread across an organization.

•	Ticket Management - Provides best-in-class ticket management that works across queues, workflows and business rules and fosters high agent productivity to scale service.

•	Configurability and Set-up - Able to be rapidly configured and extended over the web to support a wide variety of service experiences from IT to facilities to HR.

Other Products

We also offer additional tools for software developers, such as FishEye, Clover, Crowd, Crucible, Bamboo and SourceTree.

In July 2016, we acquired Dogwood Labs, Inc. d/b/a StatusPage, a leader in the status and incident communication space. StatusPage lets customers communicate the status of their services including incidents, performance data, and scheduled maintenance. End users can subscribe to real-time SMS and email updates, keeping them informed while lowering support costs for providers. StatusPage will continue to provide its standalone service offering in the near-term. We plan to accelerate StatusPage’s offering with future integrations across our collaboration portfolio.

Key Technologies and Capabilities

Our products and technology infrastructure are designed to provide simple-to-use and versatile products with industry-standard security and data protection that scales to organizations of all sizes, from five user teams to large organizations with thousands of users. Maintaining the security and integrity of our infrastructure is critical to our business. As such, we leverage standard security and monitoring tools to ensure performance across our network.

The Atlassian Platform

Our products are built upon a platform of shared components and services that provide a common system for user management, add-ons, search, user interfaces and more. Over time, our strategy is to build more common micro services shared across our platform. This approach allows us to develop and introduce new products faster, as we can leverage common foundational services that already exist. This also allows our products to more seamlessly integrate with one another, and provides customers better experience when using multiple products.

One component of our platform is the Atlassian User Interface (“AUI”), a library of JavaScript, CSS, templates and other resources for quickly creating interfaces that conform to Atlassian design guidelines. AUI is integrated into our products, and is also available externally so third-party developers can build products that conform to our interface specifications.

Atlassian Connect

Open APIs and extensibility have been a hallmark of our products for many years. We offer a broad set of representational state transfer (REST)-based APIs to interact with many of our products features and data. Atlassian Connect is a framework to build add-ons for our products. An add-on may be an integration with another existing service, a set of new features for an Atlassian application, or an entirely new product that runs within an application. Atlassian Connect add-ons operate remotely over HTTP and can be written with any programming language and web framework.

Atlassian Connect add-ons must conform to a set of approval guidelines administered by us and can be publicly offered by third parties and sold via the Atlassian Marketplace.

The Atlassian Marketplace and Ecosystem

The Atlassian Marketplace is a hosted online marketplace for free and purchasable add-ons and extensions to our products. As of June 30, 2016, the Atlassian Marketplace offers over 2,000 add-ons and extensions from a large and growing ecosystem of third-party vendors and developers.

We offer a marketplace to customers to simplify the discovery and purchase of add-on capabilities for our products. We offer a marketplace to third-party vendors and developers to more easily reach our customer base, and to simplify license management and renewals. We typically remit 75% of the revenue derived from each add-on sale to the vendors. From its inception in 2012 to June 30, 2016, the Atlassian Marketplace has generated over $150 million in revenue, including over $120 million in revenue for these third-party vendors. As a result, we have generated over $30 million in revenue from the Atlassian Marketplace during this period.

The Atlassian Engagement Engine

The Atlassian Engagement Engine is technology we have developed that we use to track and analyze user profile and behavior data to improve user growth and expansion. The Atlassian Engagement Engine provides us a way to personalize and promote specific content—in-product tips, knowledge base articles, feature descriptions, case studies and additional in-product marketing—to improve user engagement with our products. The goal of the Atlassian Engagement Engine is to surface relevant and useful content to individual users where and when they would find it most beneficial. This system provides us a more effective and accurate communication channel to our users.

Marketing

Our go-to-market approach is driven by the strength and innovation of our products, and organic user demand. Our model focuses on a land-and-expand strategy, automated and low-touch customer service, superior product quality and disruptive pricing. We make our products available for free trial online, which facilitates rapid and widespread adoption of our software. Our products are built for teams, and thus have natural network effects that help them spread virally, through word-of-mouth, across teams and departments. This word-of-mouth marketing increases as more individual users and teams discover our products.

Our marketing efforts focus on growing our company brand, building broader awareness and increasing demand for each of our products. We invest in brand and product promotion, demand generation through direct marketing and advertising, and content development to help educate the market about the benefits of our products. We also leverage insights gathered from our users and customers to improve our targeting and ultimately the return-on-investment from our marketing activities. Data-driven marketing is an important part of our business model, which focuses on continuous product improvement and automation in customer engagement and service.

Sales

Our website is our primary tool for sales, and supports thousands of commercial transactions daily. We share a wide variety of information directly with prospective customers, including detailed product information, product pricing and through free product trials. Our sales model focuses on enabling customer self-service, data-driven targeting and automation. As a result, we do not employ a traditional, commissioned direct sales team. Our customers can access free and fully functional trials that include full technical and sales support. When a user has completed their product evaluation, purchasing is coordinated online through an automated, easy-to-use web-based process. We allow customers to purchase using a credit card or bank/wire transfer. We augment a rigorous and continuously improving automated process with a customer service team to help customers where needed, and identify future automation improvements.

We also have a global network of value added resellers, which we call Atlassian Experts, that offer our customers deployment and customization services and localized purchasing assistance around currency, language and specific in-country compliance requirements.

Community and Ecosystem

We are deeply committed to our global community with over 650 third-party vendors and developers in the Atlassian Marketplace and our network of over 400 Atlassian Experts. We foster a sense of community with our users through our Atlassian User Group (“AUG”) program, where over 5,000 AUG members can meet in their local cities at annual customer and developer live events, including Atlassian Summit and AtlasCamp.

AUGs are community-led meetups held around the world that we sponsor, but are unplanned and run by a network of enthusiastic and committed customers who develop an agenda covering wide-ranging topics for users to discuss together.

The Atlassian Summit is a two-day event where our users can engage and learn from over 2,500 other users and hundreds of product gurus. We use the event to share future product themes, deeper how-tos and customer-lead adoption best practices. The event also features product demos, hands-on training courses and a large networking opportunity for customers to meet each other, our partner ecosystem and our employees.

AtlasCamp is our annual, two-day developer conference with close to 500 attendees, including Atlassian Marketplace vendors and Atlassian Experts. The conference is a great opportunity for the developer community to enhance their skills and knowledge of our products, including the integration capabilities of our platform, and also meet with product specialists.

Customer Support and Services

Our products are designed to be easy to set-up, adopt and use without support. We do provide maintenance and support for all of our licensed customers through our global, multi-channel technical support and services group. Customers are entitled to technical support through an active subscription to our cloud products, or through an active annual maintenance agreement for our on-premises products. This maintenance and support provides customers with new features and improvements, and 24x5 access to our phone and online support teams.

Our automated support services enable our customers to help themselves and include the following resources:

•	Technical Documentation - Users can access documentation and instruction for all versions of our products.

•	Knowledge Base - We offer troubleshooting and how-to tips for all of our products, with links to all our product-specific knowledge bases.

•	Atlassian University - Atlassian University offers step-by-step interactive tutorials and videos that instruct users and admins on how to use our product.

•	Over-the-web Hands-on Training - Webinars, led by our skilled training instructors, teach users how to use each product.

•	Community Atlassian Answers - Community Atlassian Answers is a discussion forum for users to ask questions and provide answers to the community.

•	Purchasing FAQ - We offer a simple guide to the online purchasing and account management service.

We also provide premier hands-on support from a team of dedicated senior support engineers and technical account managers (“TAMs”) who act as a single point of contact for our support, product and engineering teams. Personal support options include:

•
Premier Support - Account-wide support from a team of dedicated senior support engineers across all business critical applications. These highly-trained engineers diagnose issues and work with our global team to quickly find solutions to the most complex technical challenges. Our premier support covers critical incident management, enhanced SLAs with responses in 30 minutes, weekend support and support for all of our products via international phone or web and 24x7x365 access to our phone and online support teams.

•
Technical Account Management - Our TAMs provide direct access to our support, product and engineering teams and act as a single point of contact. TAMs help escalate issues and advocate on behalf of our customers and also help with technical coordination between Expert Partners and our customers' IT or DevOps teams for implementation needs. TAMs also provide strategic, technical and operational insights for proactive planning and quarterly onsite reviews for ongoing strategic planning.

Further customized support and professional services are provided through Atlassian Experts and Enterprise Partners.

•
Atlassian Experts - We have over 400 Experts worldwide dedicated to handling specific needs of our customers ranging from translating documentation, providing on-site demos or training, building add-ons, tuning deployments or providing-setup or agile-based coaching.

•
Enterprise Partners - Our Enterprise Partners are comprised of over 50 of our Atlassian Experts who assist with complex enterprise solutions. Our Enterprise Partners specialize in environment integrations and customizations and work with some of our largest customers to conduct hand-on system integrations, deployments and upgrades.

Competition

Our products serve teams of all shapes and sizes, in every industry: from software and technical teams, to IT and service teams to the breadth of business teams across any organization.

We have no single pure play competitor across all these markets. We do have a number of competitors for individual products, ranging from large technology vendors to new and emerging businesses in each of the markets we serve:

•
Software and Technical Teams - Our competitors include large technology vendors, including Microsoft, IBM and Hewlett Packard and smaller companies like Rally Software (acquired by CA, Inc.) and GitHub that offer project management, collaboration and developer tools.

•
IT and Service Teams - Our competitors include primarily public cloud vendors including ServiceNow, salesforce.com and Zendesk and legacy vendors such as BMC Software (Remedy) that offer service desk solutions.

•
Business Teams - Our competitors include large technology vendors, Microsoft, IBM and Google, that offer a suite of products, to smaller companies like Slack which offer point solutions for enterprise collaboration.

In most cases due to the flexibility and breadth of our products, we co-exist alongside many of our competitors' products within our own customer base.

The principal competitive factors in our markets include product capabilities, flexibility, total cost of ownership, ease of access and use, performance and scalability, integration, customer satisfaction and global reach. Our product strategy, distribution model and company culture allow us to compete favorably on all these factors. Through our focus on research and development we are able to rapidly innovate, offer a breadth of products that are easy to use yet powerful, are integrated and delivered through multiple deployment options from cloud, to on-premises software to highly scalable data center solutions. Our automated distribution model allows us to efficiently reach customers globally without the need to invest in a traditional sales force. Our culture enables us to focus on customer success through superior products, transparent pricing and world-class customer support.

Employees

Our employees are our greatest asset and we strive to foster a collaborative, productive and fun work environment. As of June 30, 2016, 2015 and 2014 we had 1,760, 1,259 and 769 employees, respectively.

C. Organizational Structure

Atlassian Corporation Plc is a holding company and we conduct substantially all of our business through certain of our subsidiaries. As of June 30, 2016, our significant subsidiaries, all of which are wholly-owned, are as follows:

Name	Country of Incorporation
Atlassian (UK) Limited	United Kingdom
Atlassian (Australia) Limited	United Kingdom
Atlassian (Global) Limited	United Kingdom
Atlassian, Inc.	United States of America
Atlassian LLC	United States of America
Atlassian Australia 1 Pty Ltd	Australia
Atlassian Australia 2 Pty Ltd	Australia
Atlassian Corporation Pty. Ltd.	Australia
Atlassian Pty Ltd	Australia
MITT Trust	Australia

D. Property Plant and Equipment

We lease approximately 132,000 square feet of office space in Sydney, Australia under various lease agreements. We lease approximately 77,000 square feet of office space in the San Francisco Bay Area, California under various lease agreements. We also lease other office facilities around the world, including in Austin, Texas; the Netherlands; Japan; and the Philippines.

We anticipate leasing additional office space in future periods to support our growth. We intend to further expand our facilities or add new facilities as we add employees and enter new geographic markets, and we believe that suitable additional or alternative space will be available as needed to accommodate any such growth. However, we expect to incur additional expenses in connection with such new or expanded facilities.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Our mission is to unleash the potential in every team.
Our products help teams organize, discuss and complete shared work—delivering superior outcomes for their organizations.
Our products serve teams of all shapes and sizes, in virtually every industry. Our primary products include JIRA for planning and project management; Confluence for content creation and sharing; HipChat for messaging and communications, Bitbucket for code sharing and management; and JIRA Service Desk for service and support applications.
We begin with a deep investment in product development to create and refine high-quality and versatile products that users love. By making our products affordable for organizations of all sizes and transparently sharing our pricing online, we do not follow the common practice of opaque pricing and discounting that is typical in the enterprise software industry. We pursue customer volume, targeting every organization, regardless of size, industry or geography.

To reach this expansive market, we distribute and sell our products online without traditional sales infrastructure where our     customers can get started in minutes without the need for assistance. We focus on enabling a self-service, low-friction model that makes it easy for customers to try, adopt and use our products. By making our products simple, powerful, affordable and easy to adopt, we generate demand from word-of-mouth and viral expansion within organizations.
Our culture of innovation, transparency and dedication to customer service drives our success in implementing and refining this unique approach. We believe this approach creates a self-reinforcing effect that fosters innovation, quality, customer happiness, scale and profitability. As a result of this strategy, we invest significantly more in research and development activities than in traditional sales activities relative to other enterprise software companies.
As of June 30, 2016, we had 60,950 customers (organizations that have at least one active and paid license or subscription as of period end, for which they paid more than $10 per month). No single customer contributed more than 1% of our total revenues during the fiscal year ended June 30, 2016.
A substantial majority of our sales are automated through our website, including sales of our products through channel partners and resellers. Our channel partners and resellers primarily focus on customers in regions that require local language support. Sales through indirect channels comprised approximately 25% of total revenues for fiscal 2016. We plan to continue to invest in our partner programs to help us enter and grow in new markets, complementing our automated, low-touch approach.
We generate revenues primarily in the form of perpetual license, maintenance, subscriptions and other sources. Customers typically pay us 100% of the initial perpetual license fee as maintenance revenue annually, beginning in the first year. Maintenance provides our customers with access to new product features and customer support. Maintenance revenue combined with a growing subscription revenue business, through our cloud and data center products, results in a large recurring revenue base. In each of the past three fiscal years, more than 75% of our total revenues have been of a recurring nature from either maintenance fees or subscriptions.
Key Business Metrics
We review the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.
Customers
We have successfully demonstrated a history of growing both our customer base and spend per customer through growth in users, purchase of new licenses and adoption of new products. We believe that our ability to attract new customers and grow our customer base drives our success as a business.
We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid license or subscription of our products for which they paid more than $10 per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active licenses or subscriptions of our products, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.
Our customers, as defined in this metric, have generated substantially all of our revenue in each of the periods presented. The number of customers does not include any organizations, identified by unique domain names, that have only adopted our free products or licenses that pay us $10 per month or less. Including organizations who have only adopted our free products or licenses that pay us $10 per month or less, the active use of our products extends beyond our 60,950 customers. With these customers using our software today, we are able to reach a vast number of users, gather insights to refine our offerings and generate growing revenue by expanding within our customers.
The following table sets forth our number of customers:

	As of June 30,
	2016	2015	2014
Customers	60,950	48,622	37,250

Free cash flow
Free cash flow is a non-IFRS financial measure that we calculate as net cash provided by operating activities less net cash used in investing activities for capital expenditures.

	Fiscal Year Ended June 30,
	2016	2015	2014	2013
	(U.S. $ in thousands)
Net cash provided by operating activities	$129,542	$98,221	$75,280	$54,310
Less: Capital expenditures	(34,213)	(32,676)	(10,259)	(7,246)
Free cash flow	$95,329	$65,545	$65,021	$47,064
Free cash flow increased by $29.8 million during the fiscal year ended June 30, 2016 as net cash provided by operating activities increased to $129.5 million during the fiscal year ended June 30, 2016 from $98.2 million during the fiscal year ended June 30, 2015. Net loss before income tax increased to $4.9 million during the fiscal year ended June 30, 2016, from $0.7 million for the fiscal year ended June 30, 2015, however we had an increase in adjustments for non-cash charges including a net increase of $2.8 million in our operating assets and liabilities, an increase of depreciation and amortization of $6.4 million and an increase in share-based payment expense of $33.9 million.
While we expect to continue to incur capital expenditures to support the growth in our business and operations, such as new office build-outs, we expect total capital expenditures to decrease in absolute dollars in the fiscal year ending June 30, 2017 as compared with the fiscal year ended June 30, 2016. The timing of purchases of property and equipment may vary with business needs from period to period.
For more information about free cash flow see “Key Information - Selected Financial Data - Non-IFRS Financial Results.”
A. Operating Results
Components of Results of Operations
Sources of Revenues
We primarily derive our revenues from subscription, perpetual license, maintenance and other sources.
Subscription revenues
Subscription revenues consist of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide. We also sell on-premises term license agreements for software licensed for a specified period, which includes support and maintenance service that is bundled with the license for the term of the license period. Subscription revenues are driven primarily by the number and size of active licenses, the type of product and the price of the licenses. Our subscription-based arrangements generally have a contractual term of one to twelve months, with a majority being one month. Subscription fees are generally non-refundable regardless of the actual use of the service. We recognize subscription revenue ratably as the services are delivered over the term of the contract, commencing with the date the service is made available to customers and all other revenue recognition criteria are met.
Perpetual license revenues
Perpetual license revenues represent fees earned from the license of software to customers for use on the customer’s premises. Software is licensed on a perpetual basis, subject to a standard licensing agreement. Perpetual license revenues consist of the revenues recognized from sales of licenses to new customers, increases in the number of users within an existing customer and additional licenses to existing customers. We recognize revenue on the license portion of perpetual license arrangements on the date of product delivery in substantially all situations.
In the first year of a perpetual license, we receive maintenance revenues that are equal to the upfront cost of the license. For example, if a customer purchases a new Confluence Server license for 25 users, it would cost $600 for the license plus $600 for the first year of maintenance. After the first year, the customer may renew the software maintenance for an additional 12 months for $600.
Maintenance revenues
Maintenance revenues represent fees earned from providing customers unspecified future updates, upgrades and enhancements and technical product support for perpetual license products on an if and when available basis. The first year of maintenance is purchased concurrently with the purchase of our perpetual licenses, and subsequent renewals extend for an additional year in most cases. Maintenance services are priced as a percentage of the total product sale, and a substantial majority of customers elect to renew software support contracts annually at our standard list maintenance renewal pricing for their software products. Maintenance revenue is recognized ratably over the term of the support period.
Other revenues
Other revenues include fees received for sales of third-party add-ons and extensions in the Atlassian Marketplace and for training services. Revenue from the sale of third-party vendor products via Atlassian Marketplace is recognized net of the vendor liability portion, as we function as the agent in the relationship. Our portion of revenue on third-party sales is typically 25% and is recognized at the date of product delivery given that all of our obligations have been met at that time. Revenue from training is recognized as delivered or as the rights to receive training expire.
Cost of Revenues
Cost of revenues primarily consists of employee-related costs, including share-based payment expense, associated with our customer support organization and data center operations, expenses related to hosting our cloud infrastructure, which includes third-party hosting fees and depreciation associated with computer equipment and software, payment processing fees, amortization of product technologies and related overhead. To support our cloud-based infrastructure, we utilize third-party managed hosting facilities and self-managed data centers in which we manage our own network equipment and systems. We allocate share-based payment expense to personnel costs based on the expense category in which the employee works. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in cost of revenues and operating expense categories.
We intend to continue to invest additional resources in our cloud-based infrastructure and services. The timing of these expenses will affect our cost of revenues in the affected periods.
Our cost of revenues also includes amortization of acquired intangible assets, such as the amortization of the cost associated with an acquired company’s research and development efforts and software. We expect this expense to increase if we acquire more companies.
Gross Profit and Gross Margin
Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. We expect that our gross margin may fluctuate from period to period as a result of changes in product and services mix.
Over time, we expect the revenue from our cloud subscription business to grow as a percentage of total revenues. As a result, the cost of hosting fees to third-party managed hosting facilities and depreciation from our self-managed data centers as a percentage of revenues will increase, which will affect our gross margin.
Operating Expenses
Our operating expenses are classified as research and development, marketing and sales, and general and administrative. For each functional category, the largest component is employee and labor-related expenses, which include salaries and bonuses, share-based payment expense, employee benefit costs and contractor costs. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category.
We allocate share-based payment expense to personnel costs based on the expense category in which the employee works. We recognize our share-based payments as an expense in the statement of operations based on their fair values and vesting periods. These charges have been significant in the past, and we expect that they will increase as we hire more employees and seek to retain existing employees.

We adhere to the accelerated method of expense recognition for share-based awards subject to graded vesting (i.e., when portions of the award vest at different dates throughout the vesting period). For example, for a grant vesting over four years, we treat the grant as multiple awards (sometimes referred to as “tranches”) and recognize the cost on a straight-line basis separately for each tranche. This results in the majority of the grant’s share-based payment expense being recognized in the first year of the grant rather than equally per year under a straight-line expense methodology.
We began granting RSUs in 2014. Prior to our IPO, we granted RSUs with both a time-based service condition and a liquidity condition. The time-based service condition for substantially all of these awards is satisfied over four years. The liquidity condition was satisfied upon the effectiveness of the registration statement related to our IPO. Pursuant to IFRS, we estimate the fair value of each award at the date of grant and recognize expense over the service period rather than starting expense recognition upon a liquidity event, as is the case under generally accepted accounting principles adopted in the United States (“GAAP”).
During the fiscal years ended June 30, 2016, 2015, and 2014, we recognized share-based payment expense of $75.5 million, $41.5 million and $11.4 million, respectively. As of June 30, 2016, the aggregate share-based payment expense remaining to be amortized to cost of revenues and operating expenses, over a weighted-average period of 1.5 years, was $122.6 million. We expect this share-based payment expense balance to be amortized as follows: $80.9 million during fiscal 2017; $29.1 million during fiscal 2018; $10.6 million during fiscal 2019 and $2.0 million during fiscal 2020. The expected amortization reflects only outstanding share awards as of June 30, 2016. We expect to continue to issue share-based awards to our employees in future periods.
Research and development
Research and development expenses consist primarily of salaries and related expenses, including share-based payment expense, contract software development costs and related overhead. We continue to focus our research and development efforts on building new products, adding new features and services, integrating acquired technologies, increasing functionality and enhancing our cloud infrastructure.
We expect that, in the future, research and development expenses will increase as we invest in building the necessary employee and system infrastructure required to enhance existing, and support development of new, technologies and the integration of acquired businesses and technologies.
Marketing and sales
Marketing and sales expenses consist primarily of salaries and related expenses, including share-based payment expense, for our marketing employees, marketing programs and related overhead. Marketing programs consist of advertising, promotional events, corporate communications, brand building and product marketing activities such as online lead generation. Sales programs consist of activities to support our channel partners and resellers, track channel sales activity and ensure consistent product messaging in key global markets.
We plan to continue to invest in marketing and sales by expanding our global promotional activities, building brand awareness, attracting new customers and sponsoring additional marketing events. The timing of these marketing events, such as our annual and largest event, Atlassian Summit, will affect our marketing costs in a particular quarter.
General and administrative
General and administrative expenses consist of salaries and related expenses, including share-based payment expense, for finance, legal, human resources and information technology personnel, as well as external legal, accounting and other, professional fees, other corporate expenses and related overhead.
We incurred additional expenses in order to become a publicly-traded company, and we expect to incur additional expenses associated with our operations as a publicly-traded company, including higher legal, corporate insurance and accounting costs as well as costs of achieving and maintaining compliance with public company regulations. We expect that in the future, general and administrative expenses will increase as we invest in our infrastructure and we incur additional employee-related costs and professional fees related to the growth of our business.
Income taxes
Income taxes primarily consist of income taxes in the United Kingdom, Australia and the United States, as well as income taxes in certain other foreign jurisdictions.

We generally conduct our international operations through direct and indirect wholly-owned subsidiaries and report our taxable income in various jurisdictions.
Net income
While we have been profitable for each of the last 11 fiscal years, our net income in fiscal 2016 decreased from the prior year as we continue to make significant investments in research and development and technology infrastructure for our cloud-based offerings, expand our operations globally and develop new products and features for, and enhancements of, our existing products. As a result of these ongoing significant investments, as well as additional share-based payment expense associated with our growth, we may not achieve IFRS net income in future periods.
Results of Operations
The following table sets forth our results of operations for the periods indicated:

	Fiscal Year Ended June 30,
	2016	2015	2014
	(U.S. $ in thousands)
Revenues
Subscription	$146,659	$85,891	$51,007
Maintenance	218,848	160,373	112,134
Perpetual license	65,487	57,373	44,186
Other	26,064	15,884	7,782
Total revenues	457,058	319,521	215,109
Cost of revenues (1) (2)	75,783	52,932	37,986
Gross profit	381,275	266,589	177,123
Operating expenses
Research and development (1)	208,306	140,853	78,640
Marketing and sales (1) (2)	93,391	67,989	34,968
General and administrative (1)	85,458	56,033	40,814
Total operating expenses	387,155	264,875	154,422
Operating income (loss)	(5,880)	1,714	22,701
Other non-operating income (expense), net	(1,072)	(2,615)	(562)
Finance income	2,116	226	317
Finance costs	(71)	(74)	(228)
Income (loss) before income tax benefit (expense)	(4,907)	(749)	22,228
Income tax benefit (expense)	9,280	7,524	(3,246)
Net income	$4,373	$6,775	$18,982
______________________________

(1)    Amounts include share-based payment expense, as follows:

Cost of revenues	$5,371	$2,862	$625
Research and development	35,735	22,842	5,120
Marketing and sales	11,945	6,670	2,068
General and administrative	22,429	9,160	3,551

(2)    Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$7,405	$6,417	$7,591
Marketing and sales	86	40	98

The following table sets forth our results of operations data for each of the periods indicated as a percentage of total revenues:

	Fiscal Year Ended June 30,
	2016	2015	2014
Revenues
Subscription	32%	27%	24%
Maintenance	48	50	52
Perpetual license	14	18	20
Other	6	5	4
Total revenues	100	100	100
Cost of revenues	17	17	18
Gross profit	83	83	82
Operating expenses
Research and development	45	44	37
Marketing and sales	20	21	16
General and administrative	19	17	18
Total operating expenses	84	82	71
Operating income (loss)	(1)	1	11
Other non-operating income (expense), net	—	(1)	(1)
Finance income	—	—	—
Finance costs	—	—	—
Income (loss) before income tax benefit (expense)	(1)	—	10
Income tax benefit (expense)	2	2	(1)
Net income	1%	2%	9%
Fiscal Year Ended June 30, 2016 and 2015
Revenues

	Fiscal Year Ended June 30,
	2016	2015	$ Change	% Change
	(U.S. $ in thousands)
Subscription	$146,659	$85,891	$60,768	71%
Maintenance	218,848	160,373	58,475	36
Perpetual license	65,487	57,373	8,114	14
Other	26,064	15,884	10,180	64
Total revenues	$457,058	$319,521	$137,537	43

Total revenues increased $137.5 million, or 43%, in the fiscal year ended June 30, 2016 compared to the fiscal year ended June 30, 2015. Growth in total revenues was attributable to increased demand for our products from both new and existing customers. Of total revenues recognized in the fiscal year ended June 30, 2016, over 90% was attributable to sales to customer accounts existing on or before June 30, 2015. Our number of total customers increased to 60,950 at June 30, 2016 from 48,622 at June 30, 2015. Additionally, we attribute approximately 11 of the 43 percentage points of the increase in total revenues in the fiscal year ended June 30, 2016 to customers who made purchases under new pricing plans that were introduced in calendar year 2012. The grandfathering of these historical pricing optimizations concluded during the fiscal quarter ended December 31, 2015, however we expect the fiscal quarter ending September 30, 2016 to be the last full fiscal quarter in which we will continue to receive a non-recurring benefit from the conclusion of this grandfathering. We do not expect the benefit to be material for the fiscal year ending June 30, 2017. Additionally, we expect this concluding benefit from this prior pricing optimization to be partially offset by a slight decrease in revenues due to summer seasonality during the fiscal quarter ending September 30, 2016.
Subscription revenues increased $60.8 million, or 71%, in the fiscal year ended June 30, 2016 compared to the fiscal year ended June 30, 2015. The increase in subscription revenues was primarily attributable to additional subscriptions from our existing customer base. As customers increasingly adopt cloud-based, subscription services for their business needs, we expect our subscription revenues to continue to increase at a rate higher than the rate of increase of our perpetual license revenues in future periods.
Maintenance revenues increased $58.5 million, or 36%, in the fiscal year ended June 30, 2016 compared to the fiscal year ended June 30, 2015. The increase in maintenance revenues was attributable to a growing customer base renewing software maintenance contracts related to our perpetual license software offerings.
Perpetual license revenues increased $8.1 million, or 14%, in the fiscal year ended June 30, 2016 compared to the fiscal year ended June 30, 2015. A substantial majority of the increase in perpetual license revenues was attributable to additional licenses to existing customers.
Other revenues increased $10.2 million, or 64%, in the fiscal year ended June 30, 2016 compared to the fiscal year ended June 30, 2015. The increase in other revenues was primarily attributable to a $9.4 million increase in revenue from sales of third-party add-ons and extensions through the Atlassian Marketplace.
Total revenues by geography were as follows:

	Fiscal Year Ended June 30,
	2016	2015	$ Change	% Change
	(U.S. $ in thousands)
Americas	$232,793	$159,380	$73,413	46%
Europe	178,087	127,704	50,383	39
Asia Pacific	46,178	32,437	13,741	42
	$457,058	$319,521	$137,537	43

Cost of Revenues

	Fiscal Year Ended June 30,
	2016	2015	$ Change	% Change
	(U.S. $ in thousands)
Cost of revenues	$75,783	$52,932	$22,851	43%
Gross profit	83%	82%
Cost of revenues increased $22.9 million, or 43%, in the fiscal year ended June 30, 2016 compared to the fiscal year ended June 30, 2015. The overall increase was primarily due to an increase in compensation expense for employees and contractors of $9.1 million, which included an increase of $2.5 million in share-based payment expense, an increase in depreciation expense and other hosting costs associated with our data centers of $8.2 million, an increase in credit card processing fees of $2.0 million, an increase in related overhead of $1.6 million and an increase in amortization of acquired intangible assets of $1.0 million. We increased our headcount during the period to meet the higher demand for support services from our customers. We expect to continue to invest in additional personnel as we scale. We intend to continue to invest in our cloud infrastructure, which we expect to lead to an increase in cost of revenues as a percentage of revenue during the fiscal year ending June 30, 2017. Additionally, the amortization of acquired intangible assets will increase if we acquire additional businesses and technologies.

Operating Expenses
Research and development

	Fiscal Year Ended June 30,
	2016	2015	$ Change	% Change
	(U.S. $ in thousands)
Research and development	$208,306	$140,853	$67,453	48%
Research and development expenses increased $67.5 million, or 48%, in the fiscal year ended June 30, 2016 compared to the fiscal year ended June 30, 2015. The overall increase was primarily a result of an increase in compensation expense for employees and contractors of $53.0 million, which included an increase of $12.9 million in share-based payment expenses, an increase of $8.3 million in facilities and related overhead costs to support our employees and an increase of $5.2 million in internal hosting costs for development. We increased our research and development headcount during the period in order to enhance and extend our service offerings and develop new technologies. We expect that research and development expenses will increase in absolute dollars and may increase as a percentage of revenues in future periods as we continue to invest in additional personnel and technology to support the development, improvement and integration of technologies.
Marketing and sales

	Fiscal Year Ended June 30,
	2016	2015	$ Change	% Change
	(U.S. $ in thousands)
Marketing and sales	$93,391	$67,989	$25,402	37%
Marketing and sales expenses increased $25.4 million, or 37%, for the fiscal year ended June 30, 2016, compared to the fiscal year ended June 30, 2015. Marketing and sales expenses increased primarily due to an increase of $15.2 million in employee-related costs, which included an increase of $5.3 million in share-based payment expenses, an increase of $4.9 million in advertising, marketing and event costs, an increase of $2.2 million in facilities and related overhead costs, and an increase of $1.9 million in professional and outside services. Our marketing and sales headcount increased during the period as a result of hiring additional marketing personnel and support personnel to expand our relationship with our existing customers. We expect marketing and sales expenses to increase in absolute dollars as we continue to invest in additional marketing and sales personnel, expand our global promotional activities, build brand awareness, attract new customers and sponsor additional marketing events.
General and administrative

	Fiscal Year Ended June 30,
	2016	2015	$ Change	% Change
	(U.S. $ in thousands)
General and administrative	$85,458	$56,033	$29,425	53%
General and administrative expenses increased $29.4 million, or 53%, in the fiscal year ended June 30, 2016, compared to the fiscal year ended June 30, 2015. The increase was primarily due to an increase of $23.2 million in compensation expense for employees and contractors, which included an increase of $13.3 million in share-based payment expenses, and an increase of $4.0 million in professional and outside services. Our general and administrative headcount increased during the period as we added personnel to support our growth and increased compliance requirements related to being a public company. We expect that general and administrative expenses will increase in absolute dollars as we continue to invest in additional personnel and our infrastructure and incur additional professional fees related to the growth of our business.

Income tax benefit

	Fiscal Year Ended June 30,
	2016	2015	$ Change	% Change
	(U.S. $ in thousands)
Income tax benefit	$9,280	$7,524	$1,756	23%
Effective tax rate	*	*
______________________________
*    Not meaningful
We reported a tax benefit of $9.3 million on pretax loss of $4.9 million for the fiscal year ended June 30, 2016, as compared to a tax benefit of $7.5 million on pretax income of $0.7 million for the fiscal year ended June 30, 2015. Our effective tax rate substantially differed from the United Kingdom income tax rate of 20% primarily due to the recognition of significant permanent differences during the fiscal years ended June 30, 2016 and 2015. Significant permanent differences included a non-assessable non-operating item, foreign tax credits not utilized, nondeductible share-based payment expense, research and development incentives and taxes in foreign jurisdictions with a tax rate different than the United Kingdom statutory rate (Australia and the United States).
See Note 8, “Income Tax,” to the Notes to the Consolidated Financial Statements for our reconciliation of income (loss) before income tax benefit to income tax benefit. A change in our global operations could result in changes to our effective tax rates, future cash flows and overall profitability of our operations.
Fiscal Year Ended June 30, 2015 and 2014
Revenues

	Fiscal Year Ended June 30,
	2015	2014	$ Change	% Change
	(U.S. $ in thousands)
Subscription	$85,891	$51,007	$34,884	68%
Maintenance	160,373	112,134	48,239	43
Perpetual license	57,373	44,186	13,187	30
Other	15,884	7,782	8,102	104
Total revenues	$319,521	$215,109	$104,412	49
Total revenues increased $104.4 million, or 49%, in the fiscal year ended June 30, 2015 compared to the fiscal year ended June 30, 2014. Growth in total revenues was attributable to increased demand for our products from both new and existing customers. Of total revenues recognized in the fiscal year ended June 30, 2015, over 90% was attributable to sales to customer accounts existing at June 30, 2014. Our number of total customers increased from 37,250 at June 30, 2014 to 48,622 at June 30, 2015. Additionally, we attribute approximately 14 of the 49 percentage points of the increase in total revenues in the fiscal year ended June 30, 2015 to customers who made purchases under new pricing plans that were introduced in calendar year 2012.
Subscription revenues increased $34.9 million, or 68%, in the fiscal year ended June 30, 2015 compared to the fiscal year ended June 30, 2014. The increase in subscription revenues was attributable to additional subscriptions from our existing customer base. As customers increasingly adopt cloud-based, subscription services for their business needs, we expect our subscription revenues to continue to increase at a rate higher than the rate of increase of our perpetual license revenues in future periods.
Maintenance revenues increased $48.2 million, or 43%, in the fiscal year ended June 30, 2015 compared to the fiscal year ended June 30, 2014. The increase in maintenance revenues was attributable to a growing customer base renewing software maintenance contracts.
Perpetual license revenues increased $13.2 million, or 30%, in the fiscal year ended June 30, 2015 compared to the fiscal year ended June 30, 2014. A substantial majority of the increase in perpetual license revenues was attributable to additional licenses to existing customers.
Other revenues increased $8.1 million, or 104%, in the fiscal year ended June 30, 2015 compared to the fiscal year ended June 30, 2014. The increase in other revenues was primarily attributable to a $4.9 million increase in revenue from sales of third-party add-ons and extensions through Atlassian Marketplace. Also contributing to the increase was an additional $2.5 million in trainings delivered and training credits that expired.
Total revenues by geography were as follows:

	Fiscal Year Ended June 30,
	2015	2014	$ Change	% Change
	(U.S. $ in thousands)
Americas	$159,380	$109,306	$50,074	46%
Europe	127,704	84,767	42,937	51
Asia Pacific	32,437	21,036	11,401	54
	$319,521	$215,109	$104,412	49
Cost of Revenues

	Fiscal Year Ended June 30,
	2015	2014	$ Change	% Change
	(U.S. $ in thousands)
Cost of revenues	$52,932	$37,986	$14,946	39%
Gross profit	83%	82%
Cost of revenues increased $14.9 million, or 39%, in the fiscal year ended June 30, 2015 compared to the fiscal year ended June 30, 2014. The overall increase was primarily due to increased compensation expense for employees and contractors of $7.5 million, which included an increase of $2.2 million in share-based payment expense, increased depreciation expense and other hosting costs associated with our data centers of $5.4 million, increased credit card processing fees of $1.7 million and an increase in related overhead. We increased our headcount during the period to meet the higher demand for support services from our customers.
Operating Expenses
Research and development

	Fiscal Year Ended June 30,
	2015	2014	$ Change	% Change
	(U.S. $ in thousands)
Research and development	$140,853	$78,640	$62,213	79%
Research and development expenses increased $62.2 million, or 79%, in the fiscal year ended June 30, 2015 compared to the fiscal year ended June 30, 2014. The overall increase was primarily a result of an increase in compensation expense for employees and contractors of $51.3 million, which included an increase of $17.7 million in share-based payment expenses, an increase of $7.1 million in facilities and related overhead costs to support our employees and an increase of $2.8 million in consulting fees. We increased our research and development headcount during the period in order to enhance and extend our service offerings and develop new technologies.
Marketing and sales

	Fiscal Year Ended June 30,
	2015	2014	$ Change	% Change
	(U.S. $ in thousands)
Marketing and sales	$67,989	$34,968	$33,021	94%
Marketing and sales expenses increased $33.0 million, or 94%, for the fiscal year ended June 30, 2015, compared to the fiscal year ended June 30, 2014. Marketing and sales expenses increased primarily due to an increase of $15.1 million in advertising, marketing and event costs, $14.5 million in employee-related costs, which included an increase of $4.6 million in share-based payment expenses, and an increase of $2.2 million in facilities and related overhead costs, Our marketing and sales headcount increased during the period as a result of hiring additional marketing personnel and support personnel to expand our relationship with our existing customers.
General and administrative

	Fiscal Year Ended June 30,
	2015	2014	$ Change	% Change
	(U.S. $ in thousands)
General and administrative	$56,033	$40,814	$15,219	37%
General and administrative expenses increased $15.2 million, or 37%, in the fiscal year ended June 30, 2015, compared to the fiscal year ended June 30, 2014. The increase was primarily due to an increase of $14.3 million in compensation expense for employees and contractors, which included an increase of $5.6 million in share-based payment expenses, and an increase of $0.5 million in related overhead. Our general and administrative headcount increased during the period as we added personnel to support our growth and in preparation of becoming a public company.
Income tax benefit (expense)

	Fiscal Year Ended June 30,
	2015	2014	$ Change	% Change
	(U.S. $ in thousands)
Income tax benefit (expense)	$7,524	$(3,246)	$10,770	*
Effective tax rate	*	15%
________________________
*    Not meaningful
We reported a tax benefit of $7.5 million on a pretax loss of $0.7 million for the fiscal year ended June 30, 2015, while we reported a tax expense of $3.2 million on pretax income of $22.2 million for the fiscal year ended June 30, 2014. Our effective tax rate substantially differed from the United Kingdom income tax rate of 20.8% primarily due to the recognition of significant permanent differences during the fiscal year ended June 30, 2015. Significant permanent differences included a non-assessable non-operating item (intercompany financing income received by a Group entity that is not taxable in the country where the income is recognized), foreign tax credits not utilized, nondeductible share-based payment expense, research and development incentives and taxes in foreign jurisdictions with a tax rate different than the United Kingdom statutory rate (Australia and the United States).
In the fiscal year ended June 30, 2014, we reorganized into the United Kingdom to subject the Group to a more efficient regulatory, tax and legal regime. See Note 8, “Income Tax,” to the Notes to the Consolidated Financial Statements for our reconciliation of income (loss) before income tax benefit (expense) to income tax benefit (expense).
B. Liquidity and Capital Resources
Since our inception, we have financed our operations primarily through cash flows generated by operations. At June 30, 2016, we had cash and cash equivalents totaling $259.7 million, short-term investments totaling $483.4 million and trade receivables totaling $15.2 million.
Our cash flows from operating activities, investing activities and financing activities for the fiscal years ended June 30, 2016, 2015 and 2014 were as follows:

	Fiscal Year Ended June 30,
	2016	2015	2014
	(U.S. $ in thousands)
Net cash provided by operating activities	$129,542	$98,221	$75,280
Net cash used in investing activities	(489,510)	(28,566)	(46,554)
Net cash provided by (used in) financing activities	432,784	2,338	(2,571)
Effect of exchange rate changes on cash and cash equivalents	(201)	(1,665)	445
Net increase in cash and cash equivalents	$72,615	$70,328	$26,600
At June 30, 2016, our cash and cash equivalents and short-term investments were held for working capital purposes. The majority of our cash and cash equivalents was held in cash deposits, money market funds and low-risk, highly liquid investments with original maturities of three months or less. Our short-term investments primarily consist of time deposits, commercial paper, corporate bonds, government securities and other debt securities. While we expect to continue to incur capital expenditures to support the growth in our business and operations, such as new office build-outs, we expect total capital expenditures to decrease in absolute dollars in the fiscal year ending June 30, 2017 as compared with the fiscal year ended June 30, 2016. We believe that our existing cash and cash equivalents, together with cash generated from operations, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spend on research and development efforts, employee headcount, marketing and sales activities, acquisitions of additional businesses and technologies, the introduction of new software and services offerings, enhancements to our existing software and services offerings and the continued market acceptance of our products.
Other working capital accounts consist of trade receivables and prepaid expenses and other current assets. Claims against working capital include trade and other payables, provisions and other non-current liabilities. Our working capital may be impacted by various factors in future periods, such as billings to customers for subscriptions, licenses and maintenance services and the subsequent collection of those billings or the amount and timing of certain expenditures.
Cash provided by operating activities has historically been affected by the amount of net income (loss) adjusted for non-cash expense items such as depreciation and amortization, amortization of acquired intangible assets and expense associated with share-based awards, the timing of employee-related costs such as bonus payments, collections from our customers, which is our largest source of operating cash inflows, and changes in other working capital accounts.
Net cash provided by operating activities was $129.5 million for the fiscal year ended June 30, 2016, as a result of loss before income tax of $4.9 million adjusted by non-cash charges including a net increase of $48.4 million from our operating assets and liabilities, depreciation and amortization of $21.9 million and share-based payment expense of $75.5 million. The increase in our operating assets and liabilities was primarily attributable to a $44.5 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts, a $11.6 million increase in trade and other payables, provisions and other non-current liabilities, offset by a $3.5 million increase in trade receivables and a $4.2 million decrease in prepaid expenses and other current and non-current assets. Net cash provided by operating activities was also impacted by income taxes paid, net of refunds, of $12.4 million and interest received of $2.8 million.
Net cash provided by operating activities was $98.2 million for the fiscal year ended June 30, 2015, as a result of loss before income tax of $0.7 million adjusted by non-cash charges including a net increase of $45.7 million from our operating assets and liabilities, depreciation and amortization of $15.5 million, share-based payment expense of $41.5 million, and net unrealized foreign currency loss of $1.5 million. The increase in our operating assets and liabilities was primarily attributable to a $47.4 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts, a $16.1 million increase in trade and other payables, provisions and other non-current liabilities, offset by a $9.8 million increase in prepaid expenses and other current and non-current asset and an $7.9 million increase in trade receivables. Net cash provided by operating activities was also impacted by income taxes paid, net of refunds of $5.1 million.
Net cash provided by operating activities was $75.3 million for the fiscal year ended June 30, 2014, as a result of income before income tax of $22.2 million adjusted by non-cash charges including a net increase of $31.3 million from our operating assets and liabilities, depreciation and amortization of $13.3 million, share-based payment expense of $11.4 million, and net unrealized foreign currency gain of $1.1 million. The increase in our operating assets and liabilities was primarily attributable to a $24.8 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts, a $13.3 million increase in trade and other payables, provisions and other non-current liabilities, offset by a $4.8 million increase in prepaid expenses and other current and non-current asset and an $2.0 million increase in trade receivables. Net cash provided by operating activities was also impacted by income taxes paid, net of refunds of $1.9 million.
Net cash used in investing activities for the fiscal years ended June 30, 2016 ,2015 and 2014 were $489.5 million, $28.6 million and $46.6 million, respectively. Net cash used in investing activities during the fiscal year ended June 30, 2016 was primarily related to purchases of investments totaling $569.1 million and capital expenditures totaling $34.2 million to support the growth of our business, including hardware, software, equipment and leasehold improvements, offset by cash received from the maturing of investments which totaled $65.3 million and proceeds from sales of investments of $49.5 million. Net cash used in investing activities during the fiscal year ended June 30, 2015 was primarily related to purchases of investments totaling $50.0 million, capital expenditures totaling $32.7 million to support the growth of our business, including hardware, software, equipment and leasehold improvements, and acquisitions totaling $10.6 million, offset by cash received from the maturing of several investments which totaled $64.8 million. Net cash used in investing activities during the fiscal year ended June 30, 2014 was primarily related to purchases of investments totaling $45.5 million and capital expenditures totaling $10.3 million to support the growth of our business, including hardware, software, equipment and leasehold improvements, offset by cash received from the maturing of investments which totaled $11.6 million.
We had capital expenditures, which primarily consisted of investments in our facilities and our data centers during the fiscal year ended June 30, 2016. We anticipate additional capital expenditures in future periods as a result of continued office build-outs. The timing of purchases of property and equipment may vary with business needs from period to period.
Net cash provided by financing activities was $432.8 million for the fiscal year ended June 30, 2016, which consisted of $431.4 million of proceeds from the issuance of Class A ordinary shares from our IPO, net of offering costs, and $6.7 million of proceeds from exercises of employee share options, offset by taxes paid related to the net share settlement of equity awards of $5.4 million. Net cash provided by financing activities was $2.3 million for the fiscal year ended June 30, 2015, which was due to $2.3 million of proceeds from exercises of employee share options. Net cash used in financing activities was $2.6 million for the fiscal year ended June 30, 2014, which was due to dividends paid totaling $10.0 million, offset by $7.4 million of proceeds from exercises of employee share options.
Critical Accounting Polices and Estimates
We prepare our consolidated financial statements in accordance with IFRS, which includes all standards issued by the International Accounting Standards Board and related interpretations issued by the IFRS Interpretations Committee. The preparation of the consolidated financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, contingent liabilities, revenues, and expenses. We base our judgments and estimates on historical experience and on other various factors we believe to be reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.
While our significant accounting policies are more fully described in Note 2 in the notes to the consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the accounting policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.
Revenue Recognition
We primarily derive revenues from subscription, maintenance, perpetual license, and training and other services.
We recognize revenue when evidence of an arrangement exists, delivery has occurred, the risks and rewards of ownership have been transferred to the customer, the amount of revenue and associated costs can be measured reliably, and collection of the related receivable is probable.
If, at the outset of an arrangement, revenue cannot be measured reliably, we defer the recognition of revenue until the arrangement fee becomes due and payable by the customer. Additionally, if, at the outset of an arrangement, we determine that collectability is not probable, we defer the recognition of revenue until the earlier of when collectability becomes probable or payment is received. We enter into arrangements directly with end users as well as indirectly through Experts and resellers. Revenue recognition for indirect customers is the same as for direct customers as the terms of sale are substantially the same.
Subscription revenue
Subscription revenue is recognized as services are performed, commencing with the date our service is made available to customers and all other revenue recognition criteria have been satisfied.
Maintenance revenue
Maintenance revenue is recognized ratably over the term of the support period.
Perpetual license revenue
Perpetual license revenue is recognized on the date of product delivery for the license portion of perpetual license arrangements.
Other revenue
Revenue from the sale of third-party vendor products on our Atlassian Marketplace is recognized net of the vendor liability portion as we function as an agent in the relationship. Our portion of revenue is recognized at the date of product delivery given that we do not have any future obligations. Revenue from training is recognized as delivered or as the rights to receive training expire.
Multiple-element arrangements
Many of our arrangements include purchases of both software related products and services. For these software related multiple-element arrangements, we apply the residual method to determine the amount of new software license revenue to be recognized. We first allocate fair value of each element of a software related multiple-element arrangement based on its fair value as determined by vendor specific objective evidence (“VSOE”), with any remaining amount allocated to the software license. We determine VSOE based on our historical pricing for a specific product or service when sold separately and when a substantial majority of the selling prices for these services fall within a narrow range.
Cloud-based arrangements may be purchased alongside other services that are intended to be used with the cloud offering. These arrangements are considered to be non-software multiple-element arrangements. Accordingly, we allocate revenue to each element considered to be a separate unit of accounting using the relative selling prices of each unit.
The relative selling price for each element is based upon the following selling price hierarchy: VSOE if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price if neither VSOE nor TPE are available. Historically, we have established VSOE for all non-software elements using the same methodology applied to software-related elements, as a substantial majority of the selling prices for these elements fall within a narrow range when sold separately. The application of VSOE methodologies requires judgment, including the determination of when to account for deliverables separately and how to allocate the total arrangement fee to its individual elements. Changes to the elements in our arrangements and our ability to establish VSOE for those elements may impact the timing of revenue recognition, which may result in a material change to the amount of revenue recorded in a given period.
If we enter into an arrangement with both software and non-software deliverables, we will first allocate the total arrangement consideration based on the relative selling prices of the software group of elements as a whole and the non-software elements. We then further allocate consideration within the software group in accordance with the residual method described above.
The revenue amounts allocated to each element are recognized when the revenue recognition criteria described above have been met for the respective element.
Share-based Payments
We recognize share-based payment expense for our equity-settled transactions, including employee and non-employee director share option and RSU awards based on fair value of the award at the grant date. We recognize the expense over the period in which service conditions are fulfilled, with each portion of an award that vests on a different date (i.e., each tranche) being accounted for separately, which requires separate measurement and attribution. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which actual vesting has occurred along with our best estimate of the number of equity instruments that will ultimately vest. The share-based payment expense for each reporting period reflects the movement in cumulative expense recognized at the beginning and end of that period. We do not recognize expense for shares that do not ultimately vest. As required under IFRS, we follow the accelerated method of expense recognition for share-based awards, as the awards vest in tranches over the vesting period.
We measure share-based payment expense by reference to the fair value of the equity instruments at the date at which they are granted. The accounting estimates and assumptions relating to share-based payments may impact expenses, equity and the carrying amounts of liabilities within a given period.
We estimate a forfeiture rate in calculating the amount of share-based payment expense we recognize in our consolidated statements of comprehensive income. We estimate our forfeiture rate based on an analysis of our actual forfeitures and we will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Changes in the estimated forfeiture rate can have a significant impact on our share-based payment expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed. If a revised forfeiture rate is higher than the previously estimated forfeiture rate, an adjustment is made that will result in a decrease to the share-based payment expense recognized in our financial statements. If a revised forfeiture rate is lower than the previously estimated forfeiture rate, an adjustment is made that will result in an increase to the share-based payment expense recognized in our financial statements.
Prior to our IPO, we granted share options for which the fair value was determined using the Black-Scholes option-valuation model.
Our Black-Scholes option-valuation model requires the input of highly subjective assumptions and estimates, which involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, our share-based payment expense could be materially different in the future. The following assumptions were used as inputs for the option-valuation model:

•
Fair value of underlying shares—Prior to our IPO, there was no active external or internal market for the shares of the Group at the date of the grant. In order to determine the fair value of our restricted shares prior to our IPO, we enlisted the assistance of a third-party valuation firm. The valuations of our shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

•
Expected volatility—As there was no active external or internal market for our shares prior to our IPO, we estimated the expected volatility for our shares by taking the average historic price volatility for a group of publicly traded industry peers. Our industry peers consist of several public companies in the technology industry that are similar to us in size and stage of life cycle.

•	Expected term—We determined the expected term based on the average period the share options are expected to remain outstanding.

•
Risk-free interest rate—We based the risk-free interest rate on the implied yield available on zero-coupon government issued securities in the country in whose currency the exercise price was expressed over the expected term of the option.

•	Dividend yield—Prior to our IPO, the restricted shares underlying our share options were not entitled to dividends. As such, we used an expected dividend yield of zero.
Income Tax
We use the liability method of accounting for income taxes. Deferred income tax assets and liabilities represent temporary differences between the carrying amounts of assets and liabilities in our consolidated financial statements and their corresponding tax basis used in the computation of taxable income. Deferred tax is not recognized on the initial recognition of goodwill, or the initial recognition of an asset or liability (other than in a business combination) in a transaction that affects neither tax nor accounting income.
We recognize deferred tax liabilities for taxable temporary differences associated with our investments in our subsidiaries and associates, except where we are able to control the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax liabilities are generally provided for in full.

We recognize deferred tax assets to the extent that they are expected to reverse in the foreseeable future and it is probable that they will be able to be utilized against future taxable income, based on our forecast of future operating results. Deferred tax assets are adjusted for significant non-taxable income, expenses and specific limits on the use of any unused tax loss or credit. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.
We calculate deferred tax assets and liabilities, without discounting, at the tax rates and laws that we expect to apply to their respective period of realization, provided the tax rates and laws are enacted or substantively enacted by the end of our reporting period. The carrying amount of deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized.
Deferred tax liabilities and assets are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and we intend to settle our current tax assets and liabilities on a net basis. Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in our consolidated statements of comprehensive income, except where they relate to items that are recognized in other comprehensive income (loss) or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income (loss) or equity, respectively. Where deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.
Our corporate structure and intercompany arrangements align with our expanding international business activities. The application of the tax laws of various jurisdictions to our international business activities is subject to interpretation. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine the manner in which we operate our business is not consistent with the manner in which we report our income to the jurisdictions. If such a disagreement were to occur, and our positions were not sustained, we could be required to pay additional taxes, interest and penalties, resulting in higher effective tax rates, reduced cash flows and lower overall profitability of our operations.
New accounting standards not yet adopted
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which supersedes most current revenue recognition requirements. The standard establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration to be entitled to in exchange for those goods or services. The standard is effective beginning for our fiscal year ending June 30, 2019, and early application is permitted under IFRS. We are currently assessing the adoption methodology, which allows the amendment to be applied retrospectively to each prior period presented, or with the cumulative effect recognized as of the date of initial application. We are also currently evaluating the impact of the adoption of the standard on its consolidated financial statements.
In January 2016, the IASB issued the IFRS 16, Leases. which supersedes the existing leases standard, IAS 17, Leases, and related interpretations. The standard introduces a single lessee accounting model and requires a lessee to recognize all leases with a term of more than 12 months, as assets and liabilities on its statement of financial position. The standard is effective beginning for our fiscal year ending June 30, 2020, though early adoption is permitted for companies that early adopt IFRS 15. We are currently evaluating the impact of adopting the standard on its consolidated financial statements.
C. Research and Development, Patents and Licenses, etc.

Research and Development
Our research and development organization is primarily responsible for design, development, testing and delivery of our products and platform. It is also responsible for our customer services platforms, including billing and support, our Marketplace platform and marketing and sales systems that power our automated distribution model.
As a company, we prioritize research and development above all other operating investments. Over the last three fiscal years, we invested $364.1 million in research and development activities, excluding share-based compensation, translating to 36.7% of the revenue generated over the same period. During this period, we successfully launched several new innovations including the introduction of three purpose-built versions of JIRA (JIRA Software, JIRA Service Desk and JIRA Core) and Data Center products for JIRA, Confluence and Bitbucket.

As of June 30, 2016, over 50% of our employees were involved in research and development activities. Our research and development organization is globally distributed across three locations: Sydney, Australia, the San Francisco Bay Area, California and Austin, Texas. In addition, we conduct research and development activities at our partner location in Gdansk, Poland.
Our research and development organization consists of flexible and dynamic teams that follow agile development methodologies to enable rapid product releases across our various platforms: Cloud, Server and Data Center. In addition to investing in our internal development teams, we invest heavily in our developer ecosystem to enable external software developers to build features and solutions on top of our platform. Given our relentless focus on the customer, we work closely with our customers to develop our products, and have designed a development process that incorporates the feedback that matters most—from our users. From maintaining an active online community to measuring user satisfaction for our products, we are able to address our users’ greatest needs.
Intellectual Property
We protect our intellectual property through a combination of trademarks, domain names, copyrights, trade secrets and patents, as well as contractual provisions and restrictions governing access to our proprietary technology.
We registered ‘‘Atlassian’’ as a trademark in the United States, Australia, the European Union, Russia, China, Japan, Switzerland, Norway, Singapore, Israel, Korea, and Canada. We also have filed other trademark applications in the United States, Australia, the European Union, Brazil, Russia, India, and China, and certain other jurisdictions, and will pursue additional trademark registrations to the extent we believe it would be beneficial and cost effective.
As of June 30, 2016, we had five issued patents and twenty-six patent applications pending in the United States and we had no issued patents or patent applications pending in jurisdictions outside of the United States. These patents and patent applications seek to protect proprietary inventions relevant to our business. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost effective.
We are the registered holder of a variety of domain names that include ‘‘Atlassian’’ and similar variations.
In addition to the protection provided by our registered intellectual property rights, we protect our intellectual property rights by imposing contractual obligations on third parties who develop or access our technology. We enter into confidentiality agreements with our employees, consultants, contractors and business partners. Our employees, consultants and contractors are also subject to invention assignment agreements, pursuant to which we obtain rights to technology that they develop for us. We further protect our rights in our proprietary technology and intellectual property through restrictive license and service use provisions in both the general and product-specific terms of use on our website and in other business contracts.
D. Trend Information
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.
E. Off-Balance Sheet Arrangements
At June 30, 2016, 2015 and 2014, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other purposes. Other than operating leases for office space, we have not engaged in off-balance sheet financing arrangements.
F. Contractual Obligations and Commitments
Our principal contractual commitments primarily consist of obligations under operating leases for office space and contractual commitments for hosting services. At June 30, 2016, the future non-cancelable minimum lease payments under these obligations, and our future non-cancelable minimum payments under our other contractual obligations, were as follows:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
	(U.S. $ in thousands)
Operating lease obligations	$49,186	$12,284	$30,373	$6,529	$—
Other obligations	14,243	6,816	7,427	—	—
Total	$63,429	$19,100	$37,800	$6,529	$—

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information for our directors and executive officers, and their ages as of June 30, 2016. Unless otherwise stated, the address for our non-employee directors and executive officers, other than Messrs. Cannon-Brookes and Farquhar, is 1098 Harrison Street, San Francisco, California 94103. The address for Messrs. Cannon-Brookes and Farquhar is Level 6, 341 George Street, Sydney, NSW, 2000, Australia.

Name	Age	Position
Executive Officers:
Michael Cannon-Brookes	36	Co-Founder, Co-Chief Executive Officer and Director
Scott Farquhar	36	Co-Founder, Co-Chief Executive Officer and Director
Jay Simons	43	President
Murray Demo	55	Chief Financial Officer
Tom Kennedy	42	Chief Legal Officer
Sri Viswanath	41	Chief Technology Officer

Non-Employee Directors:
Shona Brown(2)	50	Director
Douglas J. Burgum(2)(3)	60	Director and Chairman
Heather Mirjahangir Fernandez(1)	40	Director
Jay Parikh(2)	43	Director
Enrique Salem(1)(3)	50	Director
Steven Sordello(1)	47	Director
Richard P. Wong(3)	47	Director
__________________________________
(1) Member of the audit committee.
(2) Member of the compensation and leadership development committee.
(3) Member of the nominating and corporate governance committee.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers.

Executive Officers

Michael Cannon-Brookes co-founded Atlassian and has served as our Co-Chief Executive Officer and as a member of our board of directors since October 2002. Mr. Cannon-Brookes has also served as an adjunct professor of computer science & engineering at the University of New South Wales, Australia since April 2014. Mr. Cannon-Brookes holds a Bachelor of Commerce in information systems from the University of New South Wales, Australia.

Scott Farquhar co-founded Atlassian and has served as our Co-Chief Executive Officer and as a member of our board of directors since October 2002. Mr. Farquhar holds a Bachelor of Science in business information technology from the University of New South Wales, Australia.

Jay Simons has served as our President since August 2011. From June 2008 to August 2011, Mr. Simons served as our Vice President of Sales and Marketing. From October 2005 to May 2008, Mr. Simons served in various roles, including Vice President, Marketing, at BEA Systems, Inc. an enterprise software company, which was acquired by Oracle Corporation in 2008. From 1998 to 2005, Mr. Simons served in various roles, including Vice President, Product Marketing & Strategy, at Plumtree Software, Inc., a web software company, which was acquired by BEA Systems, Inc. in 2005. Mr. Simons holds a Bachelor of Arts in political science and environmental science from the University of Washington.

Murray Demo has served as our Chief Financial Officer since October 2015. From December 2011 to October 2015, Mr. Demo served on our board of directors. From May 2009 to June 2012, Mr. Demo served as the Executive Vice President and Chief Financial Officer of Dolby Laboratories, Inc., an entertainment technology company. From September 2007 to June 2008, Mr. Demo was the Executive Vice President and Chief Financial Officer of LiveOps, Inc., a contact center software and call center outsourcing company. From May 2007 to September 2007, Mr. Demo served as Executive Vice President and Chief Financial Officer of Postini, Inc., an on-demand communication security software company, which was acquired by Google Inc. in 2007. From 1996 to 2006, Mr. Demo served in various senior finance roles at Adobe Systems Incorporated, including serving as Chief Financial Officer from 2000 to 2006. Mr. Demo is currently a director of Citrix Systems, Inc., a publicly-traded software company, and several other private companies. Mr. Demo holds a Masters in Business Administration from Golden Gate University and a Bachelor of Arts in business economics from the University of California, Santa Barbara.

Tom Kennedy has served as our Chief Legal Officer since October 2011. From July 2010 to July 2011, Mr. Kennedy served as a Transition Executive at IBM, a global technology company. From July 2007 to July 2010, Mr. Kennedy served as Senior Vice President and General Counsel of BigFix, Inc., a security software company, which was acquired by IBM in 2010. From November 1999 to May 2007, Mr. Kennedy was an attorney at Cooley LLP. Mr. Kennedy holds a Juris Doctor degree from the University of California, Los Angeles and a Bachelor of Arts in political science from the University of California, Berkeley.

Sri Viswanath has served as our Chief Technology Officer since January 2016. From April 2013 to December 2015, Sri served as Chief Technology Officer and Senior Vice President of Product and Engineering at Groupon, Inc., a global local commerce company. From September 2012 to April 2013, he was the Vice President of Research and Development for mobile computing at VMware, a provider of cloud and virtualization software and services. From September 2009 to November 2011, Sri served as Senior Vice President of Engineering at Ning, Inc., an online SaaS platform company, and managed the application development, platform engineering, and operations teams responsible for innovating and scaling the Ning Platform. He was instrumental in Ning's acquisition by Glam, where he became Senior Vice President of Engineering and General Manager of publisher products from November 2011 to August 2012. From 1999 to July 2008, Sri led the development of a number of open-source and business-to-business products at Sun Microsystems. Mr. Viswanath holds an M.S. in Computer Science from Clemson and an M.S. in Management from Stanford University.

Non-Employee Directors

Shona Brown has served on our board of directors since November 2015. Dr. Brown is currently an independent advisor. She served as a senior advisor to Google Inc., an internet search and technology company, from January 2013 until November 2015. From April 2011 to December 2012, Dr. Brown served as Senior Vice President of Google.org, Google's charitable organization. From 2003 to 2011, Dr. Brown served as Vice President, Business Operation of Google Inc., most recently as Senior Vice President. From 2000 to 2003, Dr. Brown served as a Partner at McKinsey & Company. Dr. Brown is currently a director of PepsiCo, Inc., a publicly-traded food and beverage company, as well as several non-profit organizations. Dr. Brown holds a Bachelor of Computer Systems Engineering from Carleton University, a Master of Arts in Philosophy and Economics from Oxford University and a Ph.D. in Industrial Engineering and Industrial Management from Stanford University.

Douglas J. Burgum has served as our Chairman and director since June 2012. Mr. Burgum is a General Partner of Arthur Ventures, an investment firm, which he co-founded in 2008. From April 2001 to August 2007,

Mr. Burgum served as Senior Vice President at Microsoft Corporation, a technology company. From September 2007 to February 2012, Mr. Burgum served as a member of the board of directors of SuccessFactors, Inc., a human capital management company, which was acquired by SAP AG in 2012. Mr. Burgum currently serves as a member of the board of directors of several private companies. Mr. Burgum holds a Masters in Business Administration from Stanford Graduate School of Business and a Bachelor of University Studies from North Dakota State University.

Heather Mirjahangir Fernandez has served on our board of directors since November 2015. Ms. Mirjahangir Fernandez is the Chief Executive Officer and co-founder of an early stage private company in the digital health space. From January 2014 to August 2015, Ms. Mirjahangir Fernandez served as Senior Vice President and General Manager of Business Services at Trulia, Inc., an online residential real estate site, which was acquired by Zillow, Inc. in 2015. From August 2006 to January 2014, Ms. Mirjahangir Fernandez served in various other senior management positions in sales and marketing at Trulia, Inc. Prior to Trulia, Inc., Ms. Mirjahangir Fernandez was an advisor at Morgan Stanley and Director of the Impact Group at Blanc & Otus. Ms. Mirjahangir Fernandez holds a Masters in Business Administration from Stanford University Graduate School of Business and a Bachelor of Arts in political science from University of California, Berkeley.

Jay Parikh has served on our board of directors since July 2013. Mr. Parikh has served as Vice President of Infrastructure Engineering of Facebook, Inc. since November 2009. From October 2007 to October 2009, Mr. Parikh served as Senior Vice President, Engineering & Operations at Ning, Inc., a social networking company. From April 1999 to October 2007, Mr. Parikh served as Vice President of Engineering at Akamai Technologies, Inc., a cloud services provider. Mr. Parikh holds a Bachelors of Science in mechanical engineering from Virginia Tech.

Enrique Salem has served on our board of directors since July 2013. Mr. Salem has served as a Managing Director of Bain Capital Ventures since July 2014. From April 2009 to July 2012, Mr. Salem served as President, Chief Executive Officer and a director of Symantec Corporation, a publicly-traded computer security company. From June 2004 to April 2009, Mr. Salem served in various other senior management positions at Symantec Corporation. From April 2002 to June 2004, Mr. Salem served as the President and Chief Executive Officer of Brightmail, Inc., an email filtering company, which was acquired by Symantec Corporation in 2004. Mr. Salem is currently a director of FireEye, Inc., a publicly-traded network security company and several other private companies. Mr. Salem holds a Bachelor of Arts degree in computer science from Dartmouth College.

Steven Sordello has served on our board of directors since November 2015. Mr. Sordello has served as the Chief Financial Officer of LinkedIn Corporation, an online business-oriented social networking service, since July 2007. From August 2006 to July 2007, Mr. Sordello served as Chief Financial Officer of TiVo, Inc., a manufacturer of digital video recorders. From May 1999 to October 2005, Mr. Sordello served in several roles, including as Chief Financial Officer, at Ask Jeeves, Inc., an Internet search engine company, which was acquired by IAC in 2005. Prior to that, Mr. Sordello served in various finance roles at Adobe Systems Incorporated, a software company, and Syntex Corporation, a pharmaceuticals company, which was acquired by Roche Pharmaceuticals in 1994. Mr. Sordello is currently a director of a private company and serves on the board of trustees of Santa Clara University. Mr. Sordello holds a Masters in Business Administration and a Bachelor of Science in Business from Santa Clara University.

Richard P. Wong has served on our board of directors since July 2010. Mr. Wong has served as a General Partner to Accel Partners, a venture capital firm, since December 2006. From January 2001 to November 2006, Mr. Wong held a number of executive roles at Openwave Systems Inc., a mobile software company, including Senior Vice President of Products and Chief Marketing Officer. Mr. Wong is currently a director of Sunrun Inc., a publicly-traded solar energy company, and several other private companies.  Mr. Wong holds a Masters in Management from the MIT Sloan School of Management and a Bachelors of Science in Materials Science and Engineering from the Massachusetts Institute of Technology.

B. Compensation

Executive Officers’ Compensation
For the fiscal year ended June 30, 2016, we paid an aggregate of $3.5 million in cash compensation and benefits to our executive officers, including our Co-Chief Executive Officers who also served as employee directors. We paid our executive officers a base salary and annual cash bonus and made contributions to their retirement funds, however, Messrs. Cannon-Brookes and Farquhar each opted not to participate in our bonus for fiscal 2016. Messrs. Demo and Viswanath were our only executive officers to be granted equity awards during the fiscal year ended June 30, 2016. Mr. Demo received an RSU grant of 1,000,000 Class A ordinary shares in December 2015 as part of his compensation for assuming the role of our Chief Financial Officer and Mr. Viswanath received an RSU grant of 1,000,000 Class A ordinary shares in February 2016 as part of his compensation for assuming the role of our Chief Technology Officer.
Directors’ Compensation

Employee Directors

For the fiscal year ended June 30, 2016, we did not pay our employee directors any compensation for their services as directors. The table below sets forth the compensation paid to our employee directors for their services as executive officers for the fiscal year ended June 30, 2016:

Fiscal Year Ended June 30, 2016 Employee Directors’ Compensation (U.S. $) (1)

Name	Salary/Fees	Benefits	Annual Bonus(2)	Long-Term Incentive	Retirement Benefits(3)	Total
Michael Cannon-Brookes	284,970	-	-	-	27,072	312,042
Scott Farquhar	284,970	-	-	-	27,072	312,042

(1)
For the fiscal year ended June 30, 2016, the cash compensation for our employee directors were set, and paid, in Australian dollars. Currency received by our employee directors in Australian dollars have been converted into U.S. dollars based on the U.S. Department of Treasury reporting rates of exchange as of June 30, 2016, which provides an exchange rate of USD 1.00 to AUD 1.3440.

(2)	Messrs. Cannon-Brookes and Farquhar each opted not to participate in our bonus plan during the fiscal year ended June 30, 2016.

(3)	These amounts represent our contributions to each employee director's retirement fund, as required by applicable jurisdictional law.

Non-Employee Directors
In connection with our IPO in December 2015, we implemented a formal policy pursuant to which our non-employee directors are eligible to receive the following cash retainers and equity awards (U.S. $):

Annual Retainer for Board Membership
Annual service on the board of directors	$50,000
Additional retainer for annual service as chair of the board of directors	$35,000

Additional Annual Retainer for Committee Chairs
Annual service as chair of the audit committee	$20,000
Annual service as chair of the compensation and leadership development committee	$15,000
Annual service as chair of the nominating and corporate governance committee	$10,000

Our policy provides that, upon initial election to our board of directors, each non-employee director will be granted RSUs having a fair market value of $250,000 (the "Initial Grant") based on the closing trading price of a Class A ordinary share on the date of grant. In addition, on the date of each annual meeting of shareholders, each non-employee director who will continue as a non-employee director following such meeting will be granted an annual award of RSUs having a fair market value of $225,000 (the "Annual Grant"). If a new non-employee director joins our board of directors on a date other than the date of our annual meeting of shareholders, such non-employee director will be granted a pro-rata portion of the Annual Grant, based on the time between his or her appointment and our next annual meeting of shareholders. The Initial Grant will vest according to the following schedule: 25% will vest on the one-year anniversary of the grant date and the remaining 75% will vest in equal quarterly installments over the next three years, subject to continued service as a director through the applicable vesting dates. The Annual Grant will vest in full on the earlier of (i) the one-year anniversary of the grant date or (ii) the next annual meeting of shareholders, subject to continued service as a director through the applicable vesting date.

All awards granted to our non-employee directors are subject to full accelerated vesting upon the sale of the company.

We reimburse all reasonable out-of-pocket expenses incurred by directors in attending meetings of the board of directors or any committee thereof, or otherwise in connection with the exercise of their powers and responsibilities as directors.

Each of our non-employee directors is required, within four years following his or her first election to our board of directors (or, if later, from the effective date of our policy), to own Class A ordinary shares having an aggregate value of at least $250,000.

For the fiscal year ended June 30, 2016, we paid our non-employee directors in accordance with the policy described above. The table below sets forth the compensation paid to our non-employee directors for the fiscal year ended June 30, 2016:

Fiscal Year Ended June 30, 2016 Non-Employee Directors’ Compensation (U.S. $)

Name	Salary/Fees(5)	Benefits	Annual Bonus	Long-Term Incentives(6)		Retirement Benefits	Total
Shona Brown	27,989	-	-	475,000		-	502,989
Douglas Burgum(1)	55,978	-	-	215,753	(7)	-	271,731
Murray Demo(2)	-	-	-	-		-	-
Heather Mirjahangir Fernandez	27,989	-	-	475,000		-	502,989
Jay Parikh	27,989	-	-	215,753	(7)	-	243,742
Enrique Salem	27,989	-	-	215,753	(7)	-	243,742
Steven Sordello(3)	39,185	-	-	475,000		-	514,185
Richard P. Wong(4)	33,587	-	-	215,753	(7)	-	249,340

(1)	Mr. Burgum was the chair of the board of directors and the compensation and leadership development committee.

(2)
Mr. Demo resigned as a non-employee director in October 2015 to assume the role of our Chief Financial Officer and did not receive any equity awards or fees for his service as a non-employee director during the fiscal year ended June 30, 2016.

(3)	Mr. Sordello was the chair of the audit committee.

(4)    Mr. Wong was the chair of the nominating and corporate governance committee.

(5)	Our non-employee directors were not paid any fees prior to our IPO in December 2015.

(6)
The equity awards are not subject to performance measures, so the value of the equity awards have been included in full, notwithstanding that the equity awards are subject to outstanding service-based vesting conditions.

(7)
In connection with our IPO in December 2015, each member of our then-current board of directors was granted RSUs having a fair market value of $225,000, pro-rated by a fraction, the numerator of which equaled the number of days between the date of our IPO and the one-year anniversary of our 2015 annual meeting of shareholders and the denominator of which equaled 365. The actual number of RSUs granted was the pro-rated value divided by a price per share of $17.97, equal to the fair market value of the Company’s Class A ordinary shares on December 9, 2015, the date the grants became effective.

Director Agreements
We entered into a director agreement with each of Messrs. Burgum, Demo (who resigned as a director in October 2015 to assume the role of our Chief Financial Officer), Parikh and Salem, dated June 7, 2012, December 29, 2011, July 30, 2013 and July 30, 2013, respectively.
The director agreement for Mr. Burgum provided him with an option to purchase 300,000 shares of restricted stock (automatically converted into the right to receive Class A ordinary shares upon our IPO) at an exercise price of USD $1.59. The option vests in 48 equal monthly installments from the grant date (June 12, 2012), subject to Mr. Burgum’s continued service as a director through the applicable vesting dates, unless the compensation and leadership development committee determines that the circumstances warrant continued vesting. Mr. Burgum early exercised the option and received shares subject to the company’s right of repurchase if Mr. Burgum terminates his service for any reason prior to the applicable vesting dates. As of June 30, 2016, the company’s right of repurchase for such shares has lapsed and Mr. Burgum’s shares were fully vested.
The director agreements for Messrs. Parikh and Salem each provided the non-employee director with an option to purchase 200,000 shares of restricted stock (automatically converted into the right to receive Class A ordinary shares upon our IPO), in each case at an exercise price of USD $2.92. The options vests in 48 equal monthly installments from their respective grant dates (each on July 30, 2013), subject to the applicable director’s continued service as a director through the applicable vesting dates, unless the compensation and leadership development committee determines that the circumstances warrant continued vesting. Messrs. Parikh and Salem each early exercised his option and received shares subject to the company’s right of repurchase if the applicable director terminates his service for any reason prior to the applicable vesting dates. As of June 30, 2016, 54,167 shares for each of Messrs. Parikh and Salem remain unvested and subject to the company’s right of repurchase.
The director agreement for Mr. Demo provided him with an option to purchase 300,000 shares of restricted stock (automatically converted into the right to receive Class A ordinary shares upon our IPO) at an exercise price of AUD $0.81. The option vests in 48 equal monthly installments from the grant date (December 29, 2011), subject to Mr. Demo’s continued service as a director through the applicable vesting dates, unless the compensation and leadership development committee determines that the circumstances warrant continued vesting. Mr. Demo early exercised the option and received shares subject to the company’s right of repurchase if Mr. Demo terminates his service for any reason prior to the applicable vesting dates. Although Mr. Demo resigned as a non-employee director in October 2015 to assume the role of the company’s Chief Financial Officer, the compensation and leadership development committee determined, given the reason for which Mr. Demo ceased to be a director, that the unvested shares held by Mr. Demo would continue to vest in accordance with the schedule set out above as long as Mr. Demo continued to hold employment with the Group. As of June 30, 2016, the company’s right of repurchase for such shares has lapsed and Mr. Demo’s shares were fully vested.
We also entered into director agreements with Dr. Brown, Ms. Mirjahangir Fernandez and Mr. Sordello in November 2015 and each were eligible to receive cash retainers and equity awards in accordance with the terms of the policy, described above.
We have not entered into a director agreement with Mr. Wong. In addition, we have not entered into a director agreement or employment agreement with either Mr. Cannon-Brookes or Mr. Farquhar.
In addition, pursuant to the non-employee director compensation policy, Messrs. Wong, Burgum, Parikh and Salem each received a pro-rata portion of an Annual Grant that was contingent upon and effective immediately prior to our IPO.
We do not have service contracts with any of our non-employee directors that provide for benefits upon a termination of service.

Executive Severance Plan
In December 2014, we adopted an executive severance plan (the "Executive Severance Plan"), under which certain of our executive officers, excluding Messrs. Cannon-Brookes and Farquhar, may participate. The Executive Severance Plan provides for a severance payment equal to six months of base salary upon a termination by us without "cause" (as defined in the Executive Severance Plan) or a resignation by the executive officer for "good reason" (as defined in the Executive Severance Plan). In addition, upon such a termination within 12 months following a "change in control" (as defined in the Executive Severance Plan) in which outstanding equity awards of the company will be assumed, continued or substituted by the successor entity, an executive officer will generally receive 100% (or such lower percentage as may be determined by our board of directors or the compensation and leadership development committee) accelerated vesting of all unvested and outstanding equity awards held by him at such time; provided, that any equity awards subject to performance conditions will be deemed satisfied at the target levels specified in the applicable award agreements. Notwithstanding the foregoing, if the outstanding equity awards of the company will not be assumed, continued or substituted by the successor entity in connection with the change in control, then each executive officer will receive 100% accelerated vesting of all unvested and outstanding equity awards held by him at such time; provided, that any equity awards subject to performance conditions will be deemed satisfied at the target levels specified in the applicable award agreements.

Executive Bonus Plan
We paid cash incentive bonuses to our executive officers for the fiscal year ended June 30, 2016 pursuant to our annual executive bonus plan (the "FY16 Bonus Plan"). Messrs. Cannon-Brookes and Farquhar each opted not to participate in the FY16 Bonus Plan.

The FY16 Bonus Plan provided our executive officers with an opportunity to earn an annual bonus payment with a target equal to 40% of their base salary (a 20% target based on company performance and a 20% target based on individual performance) and a maximum payout equal to 80% of their base salary. Bonus payouts for company performance and individual performance were independent from each other and each ranged from 0% to 40% of base salary. Company performance was measured by revenue. Individual performance was based on a series of factors, including, quality of execution by the executive officer against set objectives and job responsibilities, how the executive officer demonstrated company values and the executive officer's overall contribution to our company relative to his or her peers.

Retirement Benefits
For the fiscal year ended June 30, 2016, we contributed approximately $45,000 into retirement funds on behalf of our executive officers in Australia (as required by applicable jurisdictional law), and approximately $52,000 into a 401(k) plan on behalf of our executive officers in the United States. Amounts received by our executives in Australian dollars have been converted into U.S. dollars based on the U.S. Department of Treasury reporting rates of exchange as of June 30, 2016, which provides an exchange rate of USD 1.00 to AUD 1.3440.

401(k) Plan
We maintain a tax-qualified retirement plan (the “401(k) Plan”) that provides all regular U.S. employees, including U.S. executive officers, with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) Plan, participants may elect to defer a portion of their compensation on a pre-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. The 401(k) Plan allows for matching contributions to be made by us. Currently, we make a safe harbor match of each participant's contribution up to a maximum of 4% of the participant's base salary, bonus and commissions paid during the applicable contribution period. Employee elective deferrals and safe harbor matching contributions are 100% vested at all times.

Health and Welfare Benefits
Our executive officers are eligible to participate in all of our employee benefit plans, including our medical, dental, life and disability insurance plans, to the same extent as other employees generally in the jurisdiction each executive officer resides. In addition, we generally do not provide our executive officers or directors with material perquisites or other personal benefits.

Outstanding Equity Awards, Grants and Option Exercises
We periodically grant options and RSUs to our employees, directors and consultants to enable them to share in our successes and to reinforce a corporate culture that aligns their interests with those of our shareholders.

Messrs. Demo and Viswanath were our only executive officers to be granted equity awards during the fiscal year ended June 30, 2016. Mr. Demo received an RSU grant of 1,000,000 Class A ordinary shares in December 2015 as part of his compensation for assuming the role of our Chief Financial Officer and Mr. Viswanath received an RSU grant of 1,000,000 Class A ordinary shares in February 2016 as part of his compensation for assuming the role of our Chief Technology Officer. Our non-employee directors were granted equity awards during such fiscal year in accordance with the non-employee director compensation policy described above. In addition, during the fiscal year ended June 30, 2016, we granted 2,127,330 RSUs under our 2014 Restricted Share Unit Plan (the “2014 Plan”) and 2015 Share Incentive Plan (the “2015 Plan”) to our directors and executive officers.

As of June 30, 2016, our executive officers held options to purchase 1,848,876 Class A ordinary shares, options to purchase 1,250,000 Class B ordinary shares, and 2,000,000 RSUs. As of June 30, 2016, our directors held 127,330 RSUs.

Equity Compensation Plans
Prior to our IPO in December 2015, we granted equity awards under three main equity plans, our UK Employee Share Option Plan (the “Share Option Plan”), our 2013 U.S. Share Option Plan (the “2013 Plan”) and our 2014 Plan. Following our IPO in December 2015, we no longer grant equity awards under these equity plans. All equity awards have since been granted under our 2015 Plan.

2015 Share Incentive Plan
Our 2015 Plan was adopted by our board of directors in October 2015 and approved by our shareholders in November 2015 and became effective immediately prior to our IPO in December 2015. The 2015 Plan replaced the Share Option Plan, the 2013 Plan and the 2014 Plan. The 2015 Plan allows the compensation and leadership development committee to make equity-based incentive awards to our officers, employees, directors and consultants; provided, that awards to non-employee directors and consultants will be made under a subplan to the 2015 Plan.

We initially reserved 20,700,000 Class A ordinary shares for the issuance of awards under the 2015 Plan. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each July 1, beginning on July 1, 2016, by 5% of the outstanding Class A ordinary shares on the immediately preceding June 30th or such lesser number of Class A ordinary shares as determined by the compensation and leadership development committee in its discretion. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. As of June 30, 2016, 4,670,094 RSUs remained outstanding under the 2015 Plan.

The shares we issue under the 2015 Plan will be newly created shares or shares that we reacquire. The Class A ordinary shares underlying any awards that are forfeited, cancelled, held back upon exercise or settlement of an award to satisfy the exercise price or tax withholding, reacquired by us prior to vesting, satisfied without the issuance of shares, expire or are otherwise terminated (other than by exercise) under the 2015 Plan or our other equity plans will be added back to the Class A ordinary shares available for issuance under the 2015 Plan.

Options and share appreciation rights with respect to no more than 5,000,000 shares may be granted to any one individual in any one calendar year and the maximum “performance-based award” payable to any one “covered employee” during a performance cycle under the 2015 Plan is 5,000,000 shares or $5,000,000 in the case of cash-based performance awards. The maximum number of shares that may be issued as incentive share options may not exceed 20,700,000 cumulatively increased on July 1, 2016 and on each July 1st thereafter by the lesser of the annual increase for such year or 10,350,000 shares. The value of all awards issued under the 2015 Plan and all other cash compensation paid by us to any non-employee director in any calendar year cannot exceed $1,500,000.

The 2015 Plan is administered by our compensation and leadership development committee. Our compensation and leadership development committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. Persons eligible to participate in the 2015 Plan will be those full- or part-time officers, employees, non-employee directors and consultants as selected from time to time by our compensation and leadership development committee in its discretion. Our compensation and leadership development committee may also delegate to our Chief Executive Officers, the chair of our compensation and leadership development committee, or a committee including either of such individuals, the power to grant awards to individuals (other than individuals subject to Section 16 of the Exchange Act or Section 162(m) of the Internal Revenue Code of 1986 (the “Code”).

The 2015 Plan permits us to grant options that are intended to qualify as incentive share options under Section 422 of the Code and options that do not so qualify. The per share exercise price of each option will be determined by our compensation and leadership development committee but may not be less than 100% of the fair market value of a Class A ordinary share on the date of grant. An incentive share option that is granted to an employee who owns more than 10% of the combined voting power of all classes of our shares, or a 10% owner, must have a per share exercise price of not less than 110% of the fair market value of a Class A ordinary share on the date of grant. The term of each option will be fixed by our compensation and leadership development committee and may not exceed ten years from the date of grant (five years in the case of an incentive share option held by a 10% owner). Our compensation and leadership development committee will determine at what time or times each option may be exercised. To the extent required for incentive share option treatment under Section 422 of the Code, the aggregate fair market value (determined as of the time of grant) of the shares that first become exercisable by an option holder during any calendar year must not exceed $100,000. To the extent that any option exceeds this limit, it will constitute a nonqualified share option.

Our compensation and leadership development committee may award share appreciation rights subject to such conditions and restrictions as it may determine. Share appreciation rights entitle the recipient to Class A ordinary shares, or cash, equal to the value of the appreciation in our share price over the exercise price. The per share exercise price may not be less than 100% of fair market value of a share on the date of grant. The term of a share appreciation right may not exceed ten years.

Our compensation and leadership development committee may award restricted Class A ordinary shares and RSUs to participants subject to such conditions and restrictions as it may determine. These conditions and restrictions may include the achievement of certain performance goals and/or continued employment with us through a specified vesting period. Our compensation and leadership development committee may also grant Class A ordinary shares that are free from any restrictions under the 2015 Plan. Unrestricted Class A ordinary shares may be granted to participants in recognition of past services or for other valid consideration and may be issued in lieu of cash compensation due to such participant.

Our compensation and leadership development committee may grant performance share awards to participants that entitle the recipient to receive awards of Class A ordinary shares upon the achievement of certain performance goals and such other conditions as our compensation and leadership development committee shall determine. Our compensation and leadership development committee may grant dividend equivalent rights to participants that entitle the recipient to receive credits for dividends that would be paid if the recipient had held a specified number of Class A ordinary shares.

Our compensation and leadership development committee may grant cash bonuses under the 2015 Plan to participants, subject to the achievement of certain performance goals.

Our compensation and leadership development committee may grant awards of restricted shares, RSUs, performance shares or cash-based awards under the 2015 Plan that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code. These awards will only vest or become payable upon the attainment of performance goals that are established by our compensation and leadership development committee and related to one or more performance criteria. The performance criteria that could be used with respect to any such awards include: total shareholder return, earnings before interest, taxes, depreciation and amortization, net income (loss) (either before or after interest, taxes, depreciation and/or amortization), changes in the market price of our shares, economic value-added, funds from operations or similar measure, sales or revenue or bookings, acquisitions or strategic transactions, operating income (loss), cash flow (including, but not limited to, operating cash flow and free cash flow), return on capital, assets, equity, or investment, return on sales, gross or net profit levels, productivity, expense, margins, operating efficiency, customer satisfaction, working capital, earnings (loss) per share of our shares, sales or market shares, number of customers and number of average users, any of which may be measured in absolute terms, as compared to any incremental increase or as compared to results of a peer group.

The 2015 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2015 Plan, an acquirer or successor entity may assume, continue or substitute for the outstanding awards under the 2015 Plan. To the extent that awards granted under the 2015 Plan are not assumed or continued or substituted by the successor entity, all unvested and/or unexercisable awards with time-based vesting, conditions or restrictions granted under the 2015 Plan shall fully accelerate, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and nonforfeitable in the plan administrator's discretion or to the extent specified in the applicable award agreement, in each case prior to the effectiveness of the sale event and then shall terminate. In the event of such termination, individuals holding options and share appreciation rights will be permitted to exercise such options and share appreciation rights (to the extent exercisable) prior to the sale event. In addition, in connection with the termination of the 2015 Plan upon a sale event, we may make or provide for a cash payment to participants holding vested and exercisable options and share appreciation rights equal to the difference between the per share cash consideration payable to shareholders in the sale event and the exercise price of the options or share appreciation rights.

Our board of directors may amend or discontinue the 2015 Plan and our compensation and leadership development committee may amend or cancel outstanding awards for purposes of satisfying changes in law or any other lawful purpose, but no such action may adversely affect rights under an award without the holder's consent. Certain amendments to the 2015 Plan require the approval of our shareholders.

No awards may be granted under the 2015 Plan after the date that is ten years from the date of shareholder approval of the 2015 Plan.

Atlassian UK Employee Share Option Plan
The Share Option Plan was adopted in November 2013. Following our IPO in December 2015, we no longer grant any equity awards under this plan and any shares remaining available for issuance were cancelled. The Share Option Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2016, options to purchase 4,164,539 Class A ordinary shares remained outstanding under the Share Option Plan at a weighted-average exercise price of approximately $1.97 per share.

The Share Option Plan allowed for the grant of options to our eligible employees, consultants or directors.

The Share Option Plan is administered by our compensation and leadership development committee. The administrator has full power to select, from among the individuals eligible for options, the individuals to whom options will be granted, determine the specific terms and conditions of each option, administer the Share Option Plan and delegate functions and powers as it may consider appropriate to administer the Share Option Plan to any person or persons capable of performing those functions and exercising those powers.

An option, whether vested or unvested, lapses on the earliest to occur on the date (i) specified in the offer to participate in the Share Option Plan; (ii) on which a “cessation event” (as defined in the Share Option Plan) occurs; (iii) on which the option otherwise lapses under the terms of the Share Option Plan; (iv) on which any lapsing event occurs as specified in the offer to participate in the Share Option Plan; and (v) June 30, 2017. We may elect to purchase options, whether vested or not, from an option holder prior to the options being exercised.

Upon the occurrence of an “exit event” (as defined in the Share Option Plan), each option will either be (i) assumed or an equivalent option or right will be substituted by such successor corporation or a parent or subsidiary of such successor operation or (ii) terminated in exchange for a payment of cash, securities and/or other property equal to the excess of the fair market value of the portion of the options that are vested and exercisable immediately prior to the consummation of the exit event over the per share exercise price thereof.

Our board of directors may amend the Share Option Plan at any time; however, such amendment must not adversely affect the rights of option holders, without their consent, unless such amendment is required by applicable law.

2013 U.S. Share Option Plan
The 2013 Plan was adopted in November 2013. Following our IPO in December 2015, we no longer grant any equity awards under this plan and any shares remaining available for issuance were cancelled. The 2013 Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2016, options to purchase 5,147,286 Class A ordinary shares remained outstanding under the 2013 Plan at a weighted-average exercise price of approximately USD $2.09 per share.

The 2013 Plan allowed for the grant of options to our employees, directors and consultants.

The 2013 Plan is administered by our compensation and leadership development committee. The administrator has full power to select, from among the individuals eligible for options, the individuals to whom options will be granted, to implement an option exchange program, to determine the specific terms and conditions of each option and to construe and interpret the terms of the 2013 Plan and any award agreements thereunder.

The 2013 Plan permitted the granting of both options to purchase restricted shares intended to qualify as incentive share options under Section 422 of the Code and options that do not so qualify. Incentive share options were only granted to employees and were required to meet certain other requirements. The per share option exercise price of each option was determined by our compensation and leadership development committee but were not be less than 100% of the fair market value of a restricted share on the date of grant. The term of each option did not exceed seven years from the date of grant (five years in the case of an incentive share option held by a 10% owner). The administrator determines at what time or times each option may be exercised.

The 2013 Plan provides that upon the effectiveness of a “corporate transaction,” as defined in the 2013 Plan, each outstanding option will either be (i) assumed or an equivalent award will be substituted by the successor corporation or a parent or subsidiary of such successor corporation or (ii) terminated, in exchange for payment of cash, securities and/or other property for vested and exercisable options.

Our board of directors may amend or discontinue the 2013 Plan at any time; however, such amendment must not adversely affect the rights of option holders without their consent. Certain amendments to the 2013 Plan require the approval of our shareholders.

2014 Restricted Share Unit Plan
The 2014 Plan was adopted in March 2014. Following our IPO in December 2015, we no longer grant any equity awards under this plan and any shares remaining available for issuance were cancelled. The 2014 Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2016, 7,534,259 RSUs remained outstanding under the 2014 Plan.

The 2014 Plan allowed for the grant of RSUs to our officers, employees, directors and consultants.

The 2014 Plan is administered by our compensation and leadership development committee. The administrator has full power to select, from among the individuals eligible for RSUs, the individuals to whom RSUs will be granted, accelerate the vesting of all or any portion of the RSUs, administer the 2014 Plan and determine the specific terms and conditions of each RSU, subject to the provisions of the 2014 Plan.

The 2014 Plan permitted the granting of RSUs subject to such conditions and restrictions as the compensation and leadership development committee determine. These conditions and restrictions may have included the achievement of certain performance goals and/or continued employment with us through a specified vesting period.

The 2014 Plan provides that upon the effectiveness of a “sale event,” as defined in the 2014 Plan, each unvested RSU will be forfeited immediately prior to such sale event, unless assumed or continued by the successor entity, or awards of the successor entity or parent thereof are substituted therefor. In addition, in the event of a sale event, we may make a cash payment to holders of RSUs in exchange for the cancellation thereof.

Our board of directors may amend or discontinue the 2014 Plan but no such actions may adversely affect the rights of an RSU holder without consent.

2015 Employee Share Purchase Plan
The 2015 ESPP was adopted by our board of directors in October 2015 and approved by our shareholders in November 2015. We may, but have not yet elected to, implement the ESPP.

The ESPP initially reserves and authorizes up to a total of 5,700,000 Class A ordinary shares to participating employees. The ESPP provides that the number of shares reserved and available for issuance will automatically increase each July 1st, beginning on July 1, 2016, by the lesser of (i) 2,850,000 Class A ordinary shares, (ii) 1% of the outstanding number Class A ordinary shares on the immediately preceding June 30th, or (iii) such lesser number of Class A ordinary shares as determined by the plan administrator. The share reserve is subject to adjustment in the event of a share split, share dividend or other change in our capitalization.

The ESPP is administered by our compensation and leadership development committee. The administrator has the authority to make all determinations for administration of the ESPP.

All employees employed by us or by any of our designated affiliates whose customary employment is for more than 20 hours a week (unless this exclusion is not permitted by applicable law) are eligible to participate in the ESPP. Any employee who owns 5% or more of the total combined voting power or value of all classes of our shares is not eligible to purchase Class A ordinary shares under the ESPP.

Offerings to our employees to purchase Class A ordinary shares under the ESPP may be made at such times as determined by the administrator. Offerings will continue for such period, referred to as offering periods, as the administrator may determine, but may not be longer than 27 months. Each eligible employee may elect to participate in any offering by submitting an enrollment form before the applicable offering date.

Each employee who is a participant in the ESPP may purchase Class A ordinary shares by authorizing payroll deductions of up to 10% of his or her eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, his or her accumulated payroll deductions will be used to purchase Class A ordinary shares on the last business day of the applicable offering period equal to the lower of (i) the accumulated payroll deductions divided by either a per share price equal to 85% of the fair market value of a share of our Class A ordinary shares on the first business day or the last business day of the offering period, whichever is lower, (ii) 2,500 Class A ordinary shares, or (iii) such other lesser maximum number of Class A ordinary shares as shall have been established by the administrator in advance of the offering. Under applicable tax rules, an employee may purchase no more than $25,000 worth of Class A ordinary shares, valued at the start of the purchase period, under the ESPP in any calendar year.

The accumulated payroll deductions of any employee who is not a participant on the last day of an offering period will be refunded. An employee's rights under the ESPP terminate upon voluntary withdrawal from the plan or when the employee ceases employment with us for any reason.

The ESPP may be terminated or amended by our compensation and leadership development committee or board of directors at any time. An amendment that increases the number of our Class A ordinary shares that are authorized under the ESPP and certain other amendments require the approval of our shareholders. The plan administrator may adopt subplans under the ESPP for employees of our non-U.S. subsidiaries and may permit such employees to participate in the ESPP on different terms, to the extent permitted by applicable law.

C. Board Practices

Composition of our Board of Directors

Our board of directors currently consists of nine members, all of whom were elected pursuant to the board composition provisions of our articles of association. Under our amended and restated articles of association, the appointment of directors is determined by a majority of our board of directors and there are no contractual rights for any shareholder to appoint a director to the board of directors.

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Messrs. Burgum, Parikh, Salem, Sordello and Wong, Dr. Brown and Ms. Mirjahangir Fernandez do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the NASDAQ listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in "Related Party Transactions."

Committees of the Board of Directors

Our board of directors has established an audit committee, a compensation and leadership development committee and a nominating and corporate governance committee. The composition and responsibilities of each of the committees of our board of directors are described below. Members serve on these committees until their resignation or until otherwise determined by our board of directors. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

Messrs. Salem and Sordello and Ms. Mirjahangir Fernandez, each of whom is a non-employee director, comprise our audit committee. Mr. Sordello is the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the listing standards of NASDAQ and SEC rules and regulations. Our board of directors has determined that Mr. Sordello qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the NASDAQ listing standards. Our audit committee is responsible for, among other things:

•	selecting and hiring our independent registered public accounting firm;

•	evaluating the performance and independence of our independent registered public accounting firm;

•	approving the audit and pre-approving any non-audit services to be performed by our independent registered public accounting firm;

•	reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

•	overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;

•	reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit and the financial statements included in our publicly filed reports; and

•	reviewing and approving any proposed related person transactions.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the NASDAQ listing standards.

Compensation and Leadership Development Committee

Messrs. Burgum and Parikh and Dr. Brown, each of whom is a non-employee director, comprise our compensation and leadership development committee. Mr. Burgum is the chair of our compensation and leadership development committee. Although the rules of NASDAQ do not require the compensation and leadership development committee to be comprised entirely of independent directors for as long as we remain a foreign private issuer, our board of directors has determined that each member of our compensation and leadership development committee satisfies the requirements for independence under the NASDAQ listing standards and the applicable rules and regulations of the SEC. Each member of our compensation and leadership development committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Our compensation and leadership development committee is responsible for, among other things:

•
reviewing and evaluating our Co-Chief Executive Officers' and other executive officers' compensation, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements, and any other benefits, compensation or arrangements;

•	administering our equity and cash compensation plans; and

•	overseeing our overall compensation philosophy, compensation plans and benefits programs.

Our compensation and leadership development committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the NASDAQ listing standards.

Nominating and Corporate Governance Committee

Messrs. Burgum, Salem and Wong, each of whom is a non-employee director, comprise our nominating and corporate governance committee. Mr. Wong is the chair of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee satisfies the requirements for independence under the NASDAQ listing standards. Our nominating and corporate governance committee is responsible for, among other things:

•	evaluating and making recommendations regarding the composition, organization and governance of our board of directors and its committees;

•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees; and

•	reviewing and making recommendations with regard to our corporate governance guidelines.

Our nominating and corporate governance committee operates under a written charter that satisfies the NASDAQ listing standards.

D. Employees
We have made significant investments in our business to support future growth, including a substantial increase in our global employee base. As of June 30, 2016, 2015 and 2014, we had 1,760, 1,259 and 769 employees, respectively.
E. Share Ownership
For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Compensation” and “Item 7.A. Major Shareholders.”
Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of June 30, 2016 by:

•	each executive officer;

•	our directors;

•	our directors and executive officers as a group; and

•	each person or entity known by us to own beneficially more than 5% of any class of our outstanding shares (by number or by voting power).

We have determined beneficial ownership in accordance with the rules and regulations of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose.  Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 75,662,224 Class A ordinary shares and 140,696,234 Class B ordinary shares outstanding as of June 30, 2016. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable or exercisable within 60 days of June 30, 2016. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

	Beneficial Ownership
Name of Beneficial Owner	Number	Percent
5% Shareholders:
Entities affiliated with Accel Partners (1)	11,092,592	5.13%
Entities affiliated with T. Rowe Price (2)	12,461,644	5.76%

Directors and Executive Officers:
Michael Cannon-Brookes (3)	69,541,867	32.14%
Scott Farquhar (4)	69,541,867	32.14%
Jay Simons (5)	3,654,271	1.67%
Murray Demo (6)	300,000	*
Tom Kennedy (7)	727,605	*
Sri Viswanath	-	*
Shona Brown	-	*
Douglas J. Burgum (8)	694,478	*
Heather Mirjahangir Fernandez	-	*
Jay Parikh (9)	200,000	*
Enrique Salem (10)	195,832	*
Steven Sordello	-	*
Richard P. Wong (11)	6,585,485	3.04%
All directors and executive officers as a group (13 persons) (12)	151,441,405	69.01%
_________

*Represents beneficial ownership of less than 1%

(1) Consists of (i) 5,883,601 Class A ordinary shares held of record by Accel Growth Fund L.P., (ii) 115,175 Class A ordinary shares held of record by Accel Growth Fund Strategic Partners L.P., (iii) 399,920 Class A ordinary shares held of record by Accel Growth Fund Investors 2010 L.L.C., (iv) 1,264,538 Class A ordinary shares held of record by Accel IX L.P., (v) 134,659 Class A ordinary shares held of record by Accel IX Strategic Partners L.P., (vi) 95,353 Class A ordinary shares held of record by Accel Investors 2010 (B) L.L.C., (vii) 3,142,397Class A ordinary shares held of record by Accel London III L.P. and (viii) 56,949Class A ordinary shares held of record by Accel London Investors 2009 L.P. Accel Growth Fund Associates L.L.C. (“AGFA”) is the General Partner of Accel Growth Fund L.P. (“AGF”) and has the sole voting and investment power. Andrew G. Braccia, James W. Breyer, Kevin J. Efrusy, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock and Richard P. Wong are the Managing Members of AGFA and share such powers. AGFA is the General Partner of Accel Growth Fund Strategic Partners L.P. (“AGFSP”) and has the sole voting and investment power. Andrew G. Braccia, James W. Breyer, Kevin J. Efrusy, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock and Richard P. Wong are the Managing Members of AGFA and share such powers. Andrew G. Braccia, James W. Breyer, Kevin J. Efrusy, Sameer K. Gandhi, Ping Li, Tracy L. Sedlock and Richard P. Wong are the Managing Members of Accel Growth Fund Investors 2010 L.L.C. and therefore share the voting and investment powers. Accel IX Associates L.L.C. (“A9A”) is the General Partner of Accel IX L.P. (“A9”) and has the sole voting and investment power. James W. Breyer, Kevin J. Efrusy, Ping Li, and Arthur C. Patterson are the Managing Members of A9A and share such powers. A9A is the General Partner of Accel IX Strategic Partners L.P. (“A9SP”) and has the sole voting and investment power. James W. Breyer, Kevin J. Efrusy, Ping Li, and Arthur C. Patterson are the Managing Members of A9A and share such powers. James W. Breyer, Kevin J. Efrusy, Ping Li, and Arthur C. Patterson are the Managing Members of Accel Investors 2010 (B) L.L.C. and therefore share the voting and investment powers. Accel London III Associates L.L.C. (“AL3A”) is the General Partner of Accel London III Associates L.P., which is the general partner of Accel London III L.P. AL3A has the sole voting and investment power. Jonathan Biggs, Kevin Comolli, Sonali De Rycker, Bruce Golden and Hendrik Nelis are the managers of AL3A and share such powers. AL3A is the General Partner of Accel London Investors 2009 L.P. and has the sole voting and investment power. Jonathan Biggs, Kevin Comolli, Bruce Golden, Sonali De Rycker, and Hendrik Nelis are the managers of AL3A and share such powers. The address of each of the entities identified in this footnote is 428 University Ave., Palo Alto, California 94301.

(2) Based on information reported by T. Rowe Price Associates, Inc. (“Price Associates”), T. Rowe Price Mid-Cap Growth Fund, Inc., and T. Rowe Price New Horizons Fund, Inc. on Schedule 13G filed with the SEC on February 11, 2016. Of the shares of Class A ordinary shares beneficially owned, Price Associates reported that it has sole dispositive power with respect to 12,461,644 shares, and sole voting power with respect to 2,425,513 shares. Of the shares of Class A ordinary shares beneficially owned, T. Rowe Price Mid-Cap Growth Fund, Inc., reported that it has sole voting power with respect to 4,024,253 shares. Of the shares of Class A ordinary shares beneficially owned, T. Rowe Price New Horizons Fund, Inc., reported that it has sole voting power with respect to 3,241,305 shares. Entities affiliated with T. Rowe Price listed their address as 100 E. Pratt Street, Baltimore, Maryland 21202.

(3) Consists of (i) 15,093,376 Class B ordinary shares held of record by Mr. Cannon-Brookes and (ii) 54,448,490 Class B ordinary shares held of record by Grokco Pty Ltd as trustee for the Grok Trust.

(4) Consists of (i) 15,093,376 Class B ordinary shares held of record by Mr. Farquhar and (ii) 54,448,490 Class B ordinary shares held of record by Skip Enterprises Pty Limited as trustee for the Farquhar Family Trust.

(5) Consists of (i) 233,000 Class B ordinary shares held of record by Mr. Simons, (ii) 100,000 Class B ordinary shares held of record by The Jay Norman Simons 2013 Annuity Trust, in which Mr. Simons shares voting and dispositive power, (iii) 500,000 Class A ordinary shares held of record by Mr. Simons, (iv) 1,250,000 Class B ordinary shares subject to outstanding options that are exercisable within 60 days of June 30, 2016 and (v) 1,571,271 Class A ordinary shares subject to outstanding options that are exercisable within 60 days of June 30, 2016.

(6) Consists of 300,000 Class A ordinary shares held of record by Mr. Demo.

(7) Consists of (i) 450,000 Class A ordinary shares held of record by Mr. Kennedy and (ii) 277,605 Class A ordinary shares subject to outstanding options that are exercisable within 60 days of June 30, 2016.

(8) Consists of 694,478 Class A ordinary shares held of record by the Douglas J. Burgum Revocable Trust, dated 1/5/07.

(9) Consists of 200,000 Class A ordinary shares held of record by Mr. Parikh as trustee of the Jay and Dhivya Parikh Revocable Trust.

(10) Consists of 195,832 Class A ordinary shares held of record by Mr. Salem.

(11) Consists of shares listed in subparts (i), (ii) and (iii) within footnote 1 above which are held of record by Accel Growth Fund L.P., Accel Growth Fund Strategic Partners L.P. and Accel Growth Fund Investors 2010 L.L.C. and pursuant to which Mr. Wong shares voting and investment power, and 186,789 Class A ordinary shares for which Mr. Wong has sole voting and dispositive power. This does not include the additional 4,693,896 shares listed in footnote 1 above because Mr. Wong is not a Managing Member of the applicable entity or share voting and investment power over the shares. Mr. Wong is a Partner of Accel Partners.

(12) Consists of (i) 8,925,795 Class A ordinary shares, (ii) 139,416,734 Class B ordinary shares, (iii) options to purchase 1,848,876 Class A ordinary shares that are exercisable within 60 days of June 30, 2016 and (iv) options to purchase 1,250,000 Class B ordinary shares that are exercisable within 60 days of June 30, 2016.

Two of our major shareholders, Michael Cannon-Brookes and Scott Farquhar, hold the majority of our outstanding Class B ordinary shares. Class A ordinary shares are entitled to one vote per share and Class B ordinary shares are entitled to ten votes per share.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of June 30, 2016, approximately 35% of our outstanding shares were held by one record holder in the United States.

B. Related Party Transactions

Other than as described below, since July 1, 2015, there has not been any transaction to which we were or are a party in which we, any of our directors, executive officers, associates, holders of more than 5% of any class of our voting securities, or any affiliates or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.

RSUs

During the fiscal year ended June 30, 2016, we granted RSUs to our non-employee directors and certain of our executive officers.

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers to indemnify them to the maximum extent allowed under applicable law. These agreements indemnify these individuals against certain costs, charges, losses, liabilities, damages and expenses incurred by such director in the execution or discharge of his duties. These agreements do not indemnify our directors against any liability attaching to such individuals in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director, which would be rendered void under the Companies Act.

We have obtained insurance policies under which, subject to the limitations of the policies, coverage is provided to our directors and executive officers against loss arising from claims made by reason of breach of fiduciary duty or other wrongful acts as a director or executive officer, including claims relating to public securities matters, and to us with respect to payments that may be made by us to these directors and executive officers pursuant to our indemnification obligations or otherwise as a matter of law.

Certain of our non-employee directors may, through their relationships with their employers, be insured and/or indemnified against certain liabilities incurred in their capacity as members of our board of directors.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, executive officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Registration Agreement

In July 2010, our predecessor entity, Atlassian Corporation Pty Ltd., entered into a Registration Agreement with certain holders of our outstanding share capital, including Michael Cannon-Brookes, Scott Farquhar and entities affiliated with Accel Partners, which is a beneficial holder of more than 5% of our outstanding share capital. As of June 30, 2016, certain holders of our Class A ordinary shares and our Class B ordinary shares, including our founders, are entitled to rights with respect to the registration of their shares under the Securities Act.

Atlassian Foundation

The Atlassian Foundation, which was established in 2008 by Atlassian Corporation Pty. Ltd., one of our indirect wholly-owned subsidiaries, with the vision of helping to make the world better. The Atlassian Foundation works on a range of different projects including Room to Read, Cambodian Children's Trust, Social Ventures Australia, Conservation Volunteers Australia and Habitat for Humanity, amongst others. We contribute approximately 1% of our annual profits and all revenues associated with our starter licenses for on-premise products to the Atlassian Foundation. We donated $1.5 million, $1.3 million and $1.2 million to the Atlassian Foundation in fiscal 2016, 2015 and 2014, respectively. Additionally, since the Atlassian Foundation's inception, we have provided, at no charge, certain resources to Atlassian Foundation employees such as office space and salaries.
LinkedIn
In fiscal 2016, we purchased approximately $800,000 of services from LinkedIn Corporation, for recruiting purposes, in the ordinary course of business. Steven Sordello, one of our board members, is Senior Vice President, Finance and Chief Financial Officer of LinkedIn. The relationship between Atlassian and LinkedIn was not negotiated by Mr. Sordello and was conducted on an arm's length basis. Mr. Sordello does not have a material interest in the relationship described above.

Certain Relationships

From time to time, we engage in certain transactions with other companies affiliated with our directors, executive officers, and significant shareholders or their immediate family members. We believe that all such arrangements have been entered into in the ordinary course of business and have been conducted on an arm’s-length basis and do not represent a material interest to such directors, executive officers or significant shareholders.

Policies and Procedures for Related Party Transactions

The audit committee has the primary responsibility for reviewing and approving or disapproving related party transactions, which are transactions between us and related persons in which we or a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director or greater than 5% beneficial owner of our ordinary shares, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions.

C. Interests of Experts and Counsel

Not applicable.

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are not a party to any material legal proceedings. From time to time we may be subject to legal proceedings and claims arising in the ordinary course of business.

Dividend Policy

While we have historically paid limited dividends, we do not have any present or future plan to pay dividends on our shares. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

B. Significant Changes

 We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A ordinary shares have been quoted on NASDAQ under the symbol “TEAM” since December 10, 2015. Prior to that date, there was no public trading market for our Class A ordinary shares. Our IPO was priced at $21.00 per share on December 9, 2015. The following table sets forth for the periods indicated the high and low sales prices per Class A ordinary share as reported on NASDAQ (in U.S. $):

	High	Low
Annual highs and lows
Fiscal year 2016 (from December 10, 2015)	31.46	16.92
Quarterly highs and lows
Second fiscal quarter 2016 (from December 10, 2015)	31.46	26.11
Third fiscal quarter 2016	29.03	16.92
Fourth fiscal quarter 2016	26.84	20.51
Monthly highs and lows
January 2016	29.03	20.17
February 2016	24.88	16.92
March 2016	25.18	21.24
April 2016	24.98	22.50
May 2016	24.21	20.51
June 2016	26.84	22.45

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares are quoted on NASDAQ under the symbol “TEAM.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The following is a summary of certain key provisions of our articles of association.

Objects and Purposes

The Companies Act abolished the need for an objects clause and, as such, our objects are unrestricted.

General

Other than the voting rights described herein, all ordinary shares have the same rights and rank pari passu in all respects. Subject to the provisions of the Companies Act and any other relevant legislation, our shares may be issued with such preferred, deferred or other rights, or such restrictions, whether in relation to dividends, returns of capital, voting or otherwise, as may be determined by ordinary resolution (or, failing any such determination, as the directors may determine). We may also issue shares which are, or are liable to be, redeemed at the option of us or the holder.

Voting Rights

The holders of Class A ordinary shares are entitled to vote at general meetings of shareholders. Each Class A ordinary shareholder is entitled:

•	on a show of hands, to one vote; and

•	on a poll, to one vote for each Class A ordinary share held.

For so long as any shares are held in a settlement system operated by Depository Trust Company, all votes shall take place on a poll.

The holders of the Class B ordinary shares are entitled to vote at general meeting of shareholders, and have preferential voting rights on a vote taken by way of a poll. Each Class B ordinary shareholder is entitled:

•	on a show of hands, to one vote; and

•	on a poll, to ten votes for each Class B ordinary share held.

In the case of joint holders of a share, the vote of the joint holder whose name appears first on the register of members in respect of the joint holding shall be accepted to the exclusion of the votes of the other joint holders.

A shareholder is entitled to appoint another person as his proxy (or in the case of a corporation, a corporative representative) to exercise all or any of his rights to attend and to speak and vote at a general meeting.

Capital Calls

Under our articles of association, the liability of our shareholders is limited to the amount, if any, unpaid on the shares held by them.

The directors may from time to time make calls on shareholders in respect of any monies unpaid on their shares, whether in respect of nominal value of the shares or by way of premium. Shareholders are required to pay called amounts on shares subject to receiving at least 14 clear days notice specifying the time and place for payment. If a shareholder fails to pay any part of a call, the directors may serve further notice naming another day not being less than 14 clear days from the date of the further notice requiring payment and stating that in the event of non-payment the shares in respect of which the call was made will be liable to be forfeited. Subsequent forfeiture requires a resolution by the directors.

Restrictions on Voting Where Sums Overdue on Shares

None of our shareholders (whether in person by proxy or, in the case of a corporate member, by a duly authorized representative) shall (unless the directors otherwise determine) be entitled to vote at any general meeting or at any separate class meeting in respect of any share held by him unless all calls or other sums payable by him in respect of that share have been paid.

Dividends

The directors may pay interim and final dividends in accordance with the respective rights and restrictions attached to any share or class of share, if it appears to them that they are justified by the profits available for distribution.

Unless otherwise provided by the rights attaching to shares, all dividends shall be declared and paid according to the amounts paid up on the shares on which the dividend is paid, and apportioned and paid proportionally to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

Any dividend which has remained unclaimed for 12 years from the date when it became due for payment shall, if the directors resolve, be forfeited and cease to remain owing by us. In addition, we will not be considered a trustee with respect to, or liable to pay interest on, the amount of any payment into a separate account by the directors or any unclaimed dividend or other sum payable on or in respect of a share.

 We may cease to send any payment in respect of any dividend payable in respect of a share if:

•	in respect of at least two consecutive dividends payable on that share the check or warrant has been returned undelivered or remains uncashed (or another method of payment has failed);

•
in respect of one dividend payable on that share the check or warrant has been returned undelivered or remains uncashed, or another method of payment has failed, and reasonable inquiries have failed to establish any new address or account of the recipient; or

•
a recipient does not specify an address, or does not specify an account of a type prescribed by the directors, or other details necessary in order to make a payment of a dividend by the means by which the directors have decided that a payment is to be made, or by which the recipient has elected to receive payment, and such address or details are necessary in order for us to make the relevant payment in accordance with such decision or election, but, subject to the articles of association, we may recommence sending checks or warrants or using another method of payment for dividends payable on that share if the person(s) entitled so request and have supplied in writing a new address or account to be used for that purpose.

The directors may offer to shareholders the right to elect to receive, in lieu of a dividend, an allotment of new shares credited as fully paid. The directors may also direct payment of a dividend wholly or partly by the distribution of specific assets.

Distribution of Assets on Winding-up

In the event of our winding-up, liquidation or dissolution, any distribution of assets will be made to the holders of Class A ordinary shares and Class B ordinary shares in proportion to the number of shares held by each of them, irrespective of the amount paid or credited as paid on any such share.

Variation of Rights

The rights attached to any class may be varied, either while we are a going concern or during or in contemplation of a winding up (a) in such manner (if any) as may be provided by those rights; or (b) in the absence of any such provision, with the consent in writing of the holders of three-quarters in nominal value of the issued shares of that class (excluding any shares of that class held as treasury shares), or with the sanction of a special resolution passed at a separate meeting of the holders of the shares of that class, but not otherwise.

Transfer of Shares

All of our shares are in registered form and may be transferred by an instrument of transfer in any usual or common form or any form acceptable to the directors and permitted by the Companies Act and any other relevant legislation.

The directors may, in their absolute discretion, refuse to register the transfer of a share in certificated form which is not fully paid. They may also refuse to register a transfer of a share in certificated form (whether fully paid or not) unless the instrument of transfer: (a) is lodged, duly stamped, at our registered office or at such other place as the directors may appoint and (except in the case of a transfer by a financial institution where a certificate has not been issued in respect of the share) is accompanied by the certificate for the share to which it relates and such other evidence as the directors may reasonably require to show the right of the transferor to make the transfer; (b) is in respect of only one class of share; and (c) is in favor of not more than four transferees.

Alteration of Capital

We may, by ordinary resolution, consolidate and divide all or any of our share capital into shares of larger amount than our existing shares; and sub-divide our shares, or any of them, into shares of a smaller amount than our existing shares; and determine that, as between the shares resulting from the sub-division, any of them may have any preference or advantage as compared with the others.

Pre-emption Rights

There are no rights of pre-emption under our articles of association in respect of transfers of issued ordinary shares. In certain circumstances, our shareholders may have statutory pre-emption rights under the Companies Act in respect of the allotment of new shares in our company. These statutory pre-emption rights, when applicable, would require us to offer new shares for allotment to existing shareholders on a pro rata basis before allotting them to other persons. In such circumstances, the procedure for the exercise of such statutory pre-emption rights would be set out in the documentation by which such ordinary shares would be offered to our shareholders. These statutory pre-emption rights may be disapplied by a special resolution passed by shareholders in a general meeting or a specific provision in our articles of association. Our articles of association disapply these statutory pre-emption rights for a period of five years from the IPO and in respect of shares up to an aggregate nominal value of $500,000,000.

Directors

Number

Unless and until (i) we in a general meeting of our shareholders or (ii) a majority of the directors otherwise determine, the number of directors shall not be less than five nor more than 13.

Appointment of Directors

A majority of our directors may appoint a person to be a director, either to fill a vacancy or as an additional director, provided that the appointment does not cause the number of directors to exceed any number fixed as the maximum number of directors.

Termination of a Director's Appointment

A director may be removed with the approval of all of the other directors and a person would cease to be a director as the result of certain other circumstances as set out in our articles of association, including resignation, by law and continuous non-attendance at board meetings. Directors are not subject to retirement at a specified age limit under our articles of association.

Borrowing Powers

Under our directors' general power to manage our business, our directors may exercise all our powers to borrow money and to mortgage or charge our undertaking, property and uncalled capital or parts thereof and to issue debentures and other securities, whether outright or as collateral security for any debt, liability or obligation of ours or of any third party.

Quorum

The quorum necessary for the transaction of business of the directors may be fixed from time to time by the directors and unless so fixed shall be a majority of the total number of directors. A director shall not be counted in the quorum in relation to any resolution on which he or she is not entitled to vote.

Directors' Interests and Restrictions

Provided that a director has disclosed to the other directors the nature and extent of any material interest of such director, a director notwithstanding his or her office may:

(i) be a party to, or otherwise interested in, any transaction or arrangement with us or in which we are otherwise interested and may be a director or other officer of, or be employed by, or hold any position with, or be a party to any transaction or arrangement with, or otherwise interested in, any entity in which we are interested;

(ii) be counted in determining whether or not a quorum is present at any meeting of directors considering that transaction or arrangement or proposed transaction or arrangement; and

(iii) vote in respect of, or in respect of any matter arising out of, the transaction or arrangement or proposed transaction or arrangement.

A director shall not, by reason of his or her office as a director, be accountable to us for any benefit which he or she derives from any interest or position referred to in (i) above and no transaction or arrangement shall be liable to be avoided on the ground of any interest, office, employment or position referred to within (i) above.

The directors may (subject to such terms and conditions, if any, as they may think fit to impose from time to time, and subject always to their right to vary or terminate such authorization) authorize, to the fullest extent permitted by law: (a) any matter which would otherwise result in a director infringing his or her duty to avoid a situation in which he or she has, or can have, a direct or indirect interest that conflicts, or possibly may conflict, with our interests and which may reasonably be regarded as likely to give rise to a conflict of interest (including a conflict of interest and duty or conflict of duties); and (b) a director to accept or continue in any office, employment or position in addition to his or her office as a director and, without prejudice to the generality of clause (a) herein, may authorize the manner in which a conflict of interest arising out of such office, employment or position may be dealt with, either before or at the time that such a conflict of interest arises, provided that the authorization is effective only if (i) any requirement as to the quorum at the meeting at which the matter is considered is met without counting the director in question or any other interested director, and (ii) the matter was agreed to without their voting or would have been agreed to if their votes had not been counted.

Remuneration

Until otherwise determined by ordinary resolution, the directors may determine the amount of fees to be paid to the directors for their services.

Any director who holds any other office with us, or who serves on any committee of the directors, or who performs, or undertakes to perform, services which the directors consider go beyond the ordinary duties of a director may be paid such additional remuneration as the directors may determine.

The directors may also be paid all reasonable expenses properly incurred by them in connection with the exercise of their powers and the discharge of their responsibilities as directors.

Share Qualification of Directors

Our articles of association do not require a director to hold any shares in us by way of qualification. A director who is not a member shall nevertheless be entitled to attend and speak at general meetings.

Indemnity of Officers

Subject to the provisions of any relevant legislation, each of our directors and other officers (excluding an auditor) are entitled to be indemnified by us against all liabilities incurred by him or her in the execution and discharge of his or her duties or in relation to those duties. The Companies Act renders void an indemnity for a director against any liability attaching to him in connection with any negligence, default, breach of duty or breach of trust in relation to the company of which he or she is a director.

Shareholders Meetings

Calling of General Meetings

A general meeting may be called by a majority of directors, the chairman of the board of directors or either of our Co-Chief Executive Officers. The directors are also required to call a general meeting once we have received requests from our members to do so in accordance with the Companies Act.

Quorum of Meetings

No business shall be transacted at any meeting unless a quorum is present. Two persons entitled to vote upon the business to be transacted, each being a member or a proxy for a member or a duly authorized representative of a corporation which is a member (including for this purpose two persons who are proxies or corporate representatives of the same member), shall be a quorum.

Attendance

The directors or the chairman of the meeting may direct that any person wishing to attend any general meeting should submit to and comply with such searches or other security arrangements as they consider appropriate in the circumstances.

The directors may make arrangements for simultaneous attendance and participation by electronic means allowing persons not present together at the same place to attend, speak and vote at general meetings.

Limitation on Owning Securities

Our articles of association do not restrict in any way the ownership or voting of our shares by non-residents.

Disclosure of Interests in Shares

If we serve a demand on a person under section 793 of the Companies Act (which requires a person to disclose an interest in shares), that person will be required to disclose any interest he or she has in our shares. Failure to disclose any interest can result in the following sanctions: suspension of the right to attend or vote (whether in person or by representative or proxy) at any general meeting or at any separate meeting of the holders of any class or on any poll; and where the interest in shares represent at least 0.25% of their class (excluding treasury shares) also the withholding of any dividend payable in respect of those shares and the restriction of the transfer of any shares (subject to certain exceptions).

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” or elsewhere in this annual report.

D. Exchange Controls

Other than applicable taxation, anti-money laundering and counter-terrorist financing law and regulations and certain economic sanctions which may be in force from time to time, there are currently no English laws or regulations, or any provision of our articles of association, which would prevent the import or export of capital or remittance of dividends, interest and other payments to holders of our securities who are not residents of the U.K. on a general basis.

E. Taxation

Material U.K. Tax Considerations

The comments set out below are based on current United Kingdom tax law as applied in England and HM Revenue & Customs (“HMRC”) practice (which may not be binding on HMRC) as of the date of this annual report, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply only to our shareholders resident and, in the case of an individual, domiciled for tax purposes in the United Kingdom and to whom “split year” treatment does not apply (except insofar as express reference is made to the treatment of non-United Kingdom residents), who hold Class A ordinary shares as an investment and who are the absolute beneficial owners thereof. The discussion does not address all possible tax consequences relating to an investment in the Class A ordinary shares. Certain categories of shareholders, including those carrying on certain financial activities, those subject to specific tax regimes or benefitting from certain reliefs or exemptions, those connected with us, those that own (or are deemed to own) 5% or more of our shares and/or voting power (either alone or together with connected persons) and those for whom the Class A ordinary shares are employment-related securities may be subject to special rules and this summary does not apply to such shareholders and any general statements made in this disclosure do not take them into account. This summary does not address any inheritance tax considerations.

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law. In particular:

Taxation of Dividends

 We will not be required to withhold amounts on account of United Kingdom tax at source when paying a dividend.

Individuals—Dividends Paid on or Before April 5, 2016

A United Kingdom resident individual shareholder who receives a dividend from us will generally be entitled to a tax credit which may be set off against the shareholder's total income tax liability. The tax credit will be equal to 10% of the aggregate of the dividend and the tax credit (the “gross dividend”), which is also equal to one-ninth of the cash dividend received.

Therefore, a United Kingdom resident individual shareholder who is liable to income tax at the basic rate will be subject to tax on the dividend at the rate of 10% of the gross dividend, so that the tax credit will satisfy in full such shareholder's liability to income tax on the dividend.

In the case of a United Kingdom resident individual shareholder who is liable to income tax at the higher rate, the tax credit will be set against but not fully match the shareholder's income tax liability on the gross dividend and such shareholder will have to account for additional income tax equal to 22.5% of the gross dividend (which is also equal to 25% of the cash dividend received) to the extent that the gross dividend, when treated as the top slice of the shareholder's income, falls above the threshold for higher rate income tax.

In the case of a United Kingdom resident individual shareholder who is subject to income tax at the additional rate, the tax credit will also be set against but not fully match the shareholder's liability on the gross dividend and such shareholder will have to account for additional income tax equal to 27.5% of the gross dividend (which is also equal to approximately 30.6% of the cash dividend received) to the extent that the gross dividend when treated as the top slice of the shareholder's income falls above the threshold for additional rate income tax.

A United Kingdom resident individual shareholder who is not liable to income tax in respect of the gross dividend and other United Kingdom resident taxpayers who are not liable to United Kingdom tax on dividends will not be entitled to claim repayment of the tax credit attaching to dividends paid by us.

Individuals—Dividends Paid on or After April 6, 2016

Subject to the enactment of the Finance Bill 2016 in its current form, from April 6, 2016 the dividend tax credit that previously applied has been abolished and United Kingdom resident individuals will, instead, receive an annual tax free allowance in relation to dividend receipts of £5,000. Dividend receipts in excess of this allowance will be taxed at the rates of 7.5% for basic rate income tax payers, 32.5% for higher rate income tax payers, and 38.1% for additional rate income tax payers.

Corporate Shareholders

Although shareholders who are within the charge to corporation tax would strictly be subject to corporation tax on dividends paid by us (subject to special rules for such shareholders that are “small” companies), generally such dividends will fall within an exempt class and will not be subject to corporation tax (provided certain conditions are met and anti-avoidance rules are satisfied). Such shareholders will not be able to claim repayment of tax credits attaching to dividends. However, each shareholder's position will depend on its own individual circumstances and shareholders within the charge to corporation tax should consult their own professional advisers.

Non-Residents

Non-United Kingdom resident shareholders will not generally be able to claim repayment of any part of the tax credit attaching to dividends paid by us before April 6, 2016. A shareholder resident outside the United Kingdom may also be subject to foreign taxation on dividend income under local law. Shareholders who are not resident for tax purposes in the United Kingdom should obtain their own tax advice concerning tax liabilities on dividends received from us.

Taxation of Capital Gains on Disposals of Class A ordinary shares

U.K. Shareholders

Shareholders who are resident in the United Kingdom, and individual shareholders who are temporarily non-resident and subsequently resume residence in the United Kingdom within a certain time, may depending on their circumstances and the availability of exemptions or reliefs (including, for example, the annual exempt amount for individuals and indexation allowance for corporate shareholders), be liable to United Kingdom taxation on chargeable gains in respect of gains arising from a sale or other disposal (or deemed disposal) of the Class A ordinary shares.

Non-U.K. Shareholders

An individual holder who is not a United Kingdom resident shareholder will not be liable to United Kingdom capital gains tax on chargeable gains realised on the disposal of his or her Class A ordinary shares unless such shareholder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the shares are attributable. In these circumstances, such shareholder may, depending on his or her individual circumstances, be chargeable to United Kingdom capital gains tax on chargeable gains arising from a disposal of his or her shares.

A corporate holder of shares who is not a United Kingdom resident shareholder will not be liable for United Kingdom corporation tax on chargeable gains realized on the disposal of its shares unless it carries on a trade in the United Kingdom through a permanent establishment to which the shares are attributable. In these circumstances, a disposal of shares by such shareholder may give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom corporation tax.

Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

The statements in this section titled “Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)” are intended as a general guide to the current United Kingdom stamp duty and SDRT position. The discussion below relates to shareholders wherever resident, but investors should note that certain categories of person are not liable to stamp duty or SDRT and others may be liable at a higher rate or may, although not primarily liable for tax, be required to notify and account for SDRT under the Stamp Duty Reserve Tax Regulations 1986.

General

Except in relation to depositary receipt systems and clearance services (to which the special rules outlined below apply), no stamp duty or SDRT will arise on the issue of Class A ordinary shares in registered form by us.

An agreement to transfer Class A ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser.

Instruments transferring Class A ordinary shares will generally be subject to stamp duty at the rate of 0.5% of the consideration given for the transfer (rounded up to the next £5). The purchaser normally pays the stamp duty.

If a duly stamped transfer completing an agreement to transfer is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional), any SDRT already paid is generally repayable, normally with interest, and any SDRT charge yet to be paid is cancelled.

Depositary Receipt Systems and Clearance Services

Following the European Court of Justice decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v. The Commissioners of Her Majesty's Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty's Revenue & Customs, HMRC has confirmed that a charge to 1.5% SDRT is no longer payable when new shares are issued to a clearance service (such as, in our understanding, DTC) or depositary receipt system.

HMRC remains of the view that where Class A ordinary shares are transferred (a) to, or to a nominee or an agent for, a person whose business is or includes the provision of clearance services or (b) to, or to a nominee or an agent for, a person whose business is or includes issuing depositary receipts, stamp duty or SDRT will generally be payable at the higher rate of 1.5% of the amount or value of the consideration given or, in certain circumstances, the value of the Class A ordinary shares.

There is an exception from the 1.5% charge on the transfer to, or to a nominee or agent for, a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986 which has been approved by HMRC and which applies to the Class A ordinary shares. In these circumstances, SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer will arise on any transfer of Class A ordinary shares into such an account and on subsequent agreements to transfer such Class A ordinary shares within such account. It is our understanding that DTC has not made an election under section 97A(1) of the Finance Act of 1986, and that therefore transfers or agreements to transfer shares held in book entry (i.e., electronic) form within the facilities of DTC should not be subject to U.K. stamp duty or SDRT.

Any liability for stamp duty or SDRT in respect of a transfer into a clearance service or depositary receipt system, or in respect of a transfer within such a service, which does arise will strictly be accountable by the clearance service or depositary receipt system operator or their nominee, as the case may be, but will, in practice, be payable by the participants in the clearance service or depositary receipt system.

The Proposed Financial Transactions Tax (“FTT”)

On February 14, 2013, the European Commission published a proposal (the “Commission's Proposal”) for a Directive for a common FTT in Belgium, Germany, Estonia, Greece, Spain, France, Italy, Austria, Portugal, Slovenia and Slovakia (the “participating Member States”).

The Commission's Proposal has very broad scope and could, if introduced, apply to certain dealings in Class A ordinary shares (including secondary market transactions) in certain circumstances.

Under the Commission's Proposal, the FTT could apply in certain circumstances to persons both within and outside of the participating Member States. Generally, it would apply to certain dealings in Class A ordinary shares where at least one party is a financial institution, and at least one party is established in a participating Member State. A financial institution may be, or be deemed to be, “established” in a participating Member State in a broad range of circumstances, including (a) by transacting with a person established in a participating Member State or (b) where the financial instrument which is subject to the dealings is issued in a participating Member State.

On March 16, 2016, Estonia formally left the group of participating Member States. The FTT proposal remains subject to negotiation between the remaining participating Member States, but the scope and timetable of any such tax is uncertain. Additional European Union Member States may decide to participate.

Prospective holders of Class A ordinary shares are advised to seek their own professional advice in relation to the potential introduction of the FTT.

Certain Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of Class A ordinary shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S.holders that hold Class A ordinary shares as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of Class A ordinary shares that may be subject to special tax rules including, without limitation, the following:

•	banks, financial institutions or insurance companies;

•	brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

•	tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

•	real estate investment trusts, regulated investment companies or grantor trusts;

•	persons that hold the Class A ordinary shares as part of a “hedging,” “integrated” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•
partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold the Class A ordinary shares through such an entity;

•	certain former citizens or long term residents of the United States;

•	holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of the Class A ordinary shares;

•	holders that own directly, indirectly or through attribution Class B ordinary shares; and

•	holders that have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the acquisition, ownership and disposition of the Class A ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended; existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service (the “IRS”) will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of the Class A ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning, and disposing of the Class A ordinary shares in their particular circumstances.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of Class A ordinary shares that is (or is treated as), for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•
a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Class A ordinary shares, the U.S. federal income tax consequences relating to an investment in the Class A ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of acquiring, owning and disposing of the Class A ordinary shares in its particular circumstances.

As indicated below, this discussion is subject to U.S. federal income tax rules applicable to a “passive foreign investment company” (“PFIC”).

Distributions

Although we do not currently plan to pay dividends, and subject to the discussion in “—Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of foreign withholding tax) actually or constructively received by a U.S. holder with respect to Class A ordinary shares will be taxable to the U.S. holder as a dividend to the extent of the U.S. holder's pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder's adjusted tax basis in the Class A ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the Class A ordinary shares for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on Class A ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Class A ordinary shares which are readily tradable on an established securities market in the United States. We expect that the Class A ordinary shares will be listed on the NASDAQ Global Select Market, which is an established securities market in the United States, and we expect the Class A ordinary shares to be readily tradable on the NASDAQ Global Select Market. However, there can be no assurance that the Class A ordinary shares will be considered readily tradable on an established securities market in the United States in later years. Subject to the discussion in “—Passive Foreign Investment Company Considerations,” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

In general, the amount of a distribution paid to a U.S. holder in a foreign currency will be the dollar value of the foreign currency calculated by reference to the spot exchange rate on the day the U.S. holder receives the distribution, regardless of whether the foreign currency is converted into U.S. dollars at that time. Any foreign currency gain or loss a U.S. holder realizes on a subsequent conversion of foreign currency into U.S. dollars will be U.S. source ordinary income or loss. If dividends received in a foreign currency are converted into U.S. dollars on the day they are received, a U.S. holder should not be required to recognize foreign currency gain or loss in respect of the dividend.

Sale, Exchange or Other Taxable Disposition of the Class A Ordinary Shares

A U.S. holder will generally recognize gain or loss for U.S. federal income tax purposes upon the sale, exchange or other taxable disposition of Class A ordinary shares in an amount equal to the difference between the U.S. dollar value of the amount realized from such sale or exchange and the U.S. holder's tax basis for those Class A ordinary shares. Subject to the discussion in “—Passive Foreign Investment Company Considerations” below, this gain or loss will generally be a capital gain or loss. The adjusted tax basis in the Class A ordinary shares generally will be equal to the cost of such Class A ordinary shares. Capital gain from the sale, exchange or other taxable disposition of Class A ordinary shares of a non-corporate U.S. holder is generally eligible for a preferential rate of taxation applicable to capital gains, if the non-corporate U.S. holder's holding period determined at the time of such sale, exchange or other taxable disposition for such Class A ordinary shares exceeds one year (i.e., such gain is long-term taxable gain). The deductibility of capital losses for U.S. federal income tax purposes is subject to limitations under the Code. Any such gain or loss that a U.S. holder recognizes generally will be treated as U.S. source income or loss for foreign tax credit limitation purposes.

For a cash basis taxpayer, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the settlement date of the purchase or sale. In that case, no foreign currency exchange gain or loss will result from currency fluctuations between the trade date and the settlement date of such a purchase or sale. An accrual basis taxpayer, however, may elect the same treatment required of cash basis taxpayers with respect to purchases and sales of the Class A ordinary shares that are traded on an established securities market, provided the election is applied consistently from year to year. Such election may not be changed without the consent of the IRS. For an accrual basis taxpayer who does not make such election, units of foreign currency paid or received are translated into U.S. dollars at the spot rate on the trade date of the purchase or sale. Such an accrual basis taxpayer may recognize exchange gain or loss based on currency fluctuations between the trade date and the settlement date. Any foreign currency gain or loss a U.S. holder realizes will be U.S. source ordinary income or loss.

Net Investment Income Tax

Certain U.S. holders that are individuals, estates or trusts may be subject to a 3.8% tax on all or a portion of their “net investment income,” which may include all or a portion of their dividend income and net gains from the disposition of Class A ordinary shares. Each U.S. holder that is an individual, estate or trust is urged to consult its tax advisors regarding the applicability of the net investment income tax to its income and gains in respect of its investment in the Class A ordinary shares.

Passive Foreign Investment Company Considerations

If we are classified as a passive foreign investment company ("PFIC") in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

A corporation organized outside the United States generally will be classified as a PFIC for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a controlled foreign corporation for the year being tested, would be measured by the fair market value of our assets) is attributable to assets that produce “passive income” or are held for the production of “passive income.”

We do not believe that we are a PFIC, and we do not expect to become a PFIC. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable years. If we were a PFIC for any taxable year while a taxable U.S. holder held our Class A ordinary shares, such U.S. holder would generally be taxed at ordinary income rates on any gain recognized from the sale or exchange of our Class A ordinary shares and on any dividends treated as “excess distributions” and interest charges generally applicable to underpayments of tax should apply to any taxes payable.

If we are determined to be a PFIC, U.S. holders may be able to make certain elections that could alleviate some of the adverse consequences of PFIC status and would result in an alternative treatment of the Class A ordinary shares. Such elections include a “mark to market” election, a “deemed sale” election, and a “qualified electing fund” election. We may or may not be able to provide the information required to make any such elections, and U.S. holders should therefore not assume that any particular election will be available to them.

If we are determined to be a PFIC, the general tax treatment for U.S. holders described in this section would apply to indirect distributions and gains deemed to be realized by U.S. holders in respect of any of our subsidiaries that also may be determined to be PFICs.

If a U.S. holder owns Class A ordinary shares during any taxable year in which we are a PFIC, the U.S. holder generally will be required to file an IRS Form 8621 (Information Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with respect to the company, generally with the U.S. holder's federal income tax return for that year. If our company were a PFIC for a given taxable year, then you should consult your tax advisor concerning your annual filing requirements.

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the acquisition, ownership and disposition of the Class A ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Class A ordinary shares and the IRS information reporting obligations with respect to the acquisition, ownership and disposition of the Class A ordinary shares.

Backup Withholding and Information Reporting

U.S. holders generally will be subject to information reporting requirements with respect to dividends on Class A ordinary shares and on the proceeds from the sale, exchange or disposition of Class A ordinary shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.

Certain Reporting Requirements With Respect to Payments of Offer Price

U.S. holders paying more than U.S. $100,000 for the Class A ordinary shares generally may be required to file IRS Form 926 reporting the payment of the offer price for the Class A ordinary shares. Substantial penalties may be imposed upon a U.S. holder that fails to comply. Each U.S. holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Foreign Asset Reporting

Certain U.S. holders who are individuals are required to report information relating to an interest in the Class A ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the Class A ordinary shares.

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and furnish other information as a foreign private issuer with the SEC. These materials, including this report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains a Web site at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. This report as well as some of the other information submitted by us to the SEC may be accessed through this Web site. In addition, information about us is available at our web site: www.atlassian.com.

I. Subsidiary Information

Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations as a result of changes in foreign currency exchange rates. All of our sales contracts are denominated in U.S. dollars and our operating expenses are generally denominated in the local currencies of the countries where our operations are located. Most of our expenses are incurred in Australia and the United States. The effect of a hypothetical 10% strengthening of the U.S. dollar against other currencies applicable to our business would have had a positive $13.0 million impact on our results of operations, before tax, for the fiscal year ended June 30, 2016 and the effect of a hypothetical 10% weakening of the U.S. dollar against other currencies would have had a negative $13.0 million impact on our result of operations, before tax, for the fiscal year ended June 30, 2016. We had not entered into derivatives or hedging transactions as of June 30, 2016, however as our exposure to foreign currency is significant, we expect to do so beginning in fiscal 2017.

For the fiscal year ended June 30, 2015, the effect of a hypothetical 10% strengthening of the U.S. dollar against other currencies applicable to our business would have had a positive impact of $9.8 million, while a weakening of the U.S. dollar against other currencies would have had a negative impact of $9.8 million.

Interest Rate Risk

We had cash and cash equivalents totaling $259.7 million and short-term investments totaling $483.4 million at June 30, 2016. These primarily consisted of investments in money market funds, time deposits, commercial paper, corporate bonds, government securities and other debt securities with credit ratings of at least A- or better. The primary objective of our investment activities is the preservation of capital, and we do not enter into investments for trading or speculative purposes.

Our cash equivalents and investment portfolio are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However because we classify our investments at fair value through other comprehensive income, no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or declines in fair value are determined to be other-than-temporary.

A hypothetical 100 basis point increase in interest rates at June 30, 2016 could result in a $3.6 million decrease in the market value of our investments. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur. Fluctuations in the value of our investment securities caused by a change in interest rates (gains or losses on the carrying value) are recorded in other comprehensive income, and are realized only if we sell the underlying securities.

A hypothetical 100 basis point change in interest rates at June 30, 2015 would not have had a material impact on our financial statements.

See Note 5, “Financial Risk Management,” to the Notes to the Consolidated Financial Statements for further detail on the market risk, credit risk and liquidity risk that we are exposed to and our overall financial risk management approach.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

Initial Public Offering

The effective date of the registration statement (File no. 333-207879) of our IPO of Class A ordinary shares, was December 9, 2015. The offering closed on December 15, 2015. Goldman, Sachs & Co. and Morgan Stanley & Co. LLC were joint bookrunning managers for the offering. As a result, we issued and sold a total of 22 million Class A ordinary shares at a price per share of $21.00, resulting in net proceeds to us of approximately $431.4 million.

From the effective date of the registration statement and until June 30, 2016, we have used existing cash and the net proceeds of the IPO for working capital and other general corporate purposes including research and development expenditures focused on product development. We may also use all or a portion of the net proceeds to hire additional personnel. We may also use a portion of the net proceeds to make acquisitions or investments in complementary companies or technologies. None of the net proceeds of the offering was paid directly or indirectly to any director, officer, general partner of ours or to their associates, persons owning ten percent or more of any class of our equity securities, or to any of our affiliates.

Item 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our Co-Chief Executive Officers and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2016, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Chief Executive Officers and our Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management annual report on internal control over financial reporting and attestation report of the registered public accounting firm

This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in internal control over financial reporting

During the year ended June 30, 2016, there were no changes in our internal controls over financial reporting that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

Item 16. [RESERVED]

Item 16A. AUDIT COMMITTEE FINANCIAL EXPERT

Our board of directors has determined that Mr. Steven Sordello is independent and qualifies as an “audit committee financial expert” as set forth in Rule 10A-3 under the Exchange Act and satisfies the financial sophistication requirements of the NASDAQ listing standards.

Item 16B. CODE OF ETHICS

Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Co-Chief Executive Officers, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics is posted on the investor relations page of our website at https://investors.atlassian.com. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, as it applies to our executive officers and directors, on our website or in filings under the Exchange Act.

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees billed to us by Ernst & Young for the fiscal years ended June 30, 2016 and 2015 were as follows:

	2016	2015
	(U.S. $ in thousands)
Audit Fees (1)	2,722	579
Audit-Related Fees (2)	137	—
Tax Fees (3)	98	536
Other Fees (4)	3	235
Total	2,960	1,115

(1)
Audit fees relate to the audit of our annual consolidated financial statements, the review of our quarterly consolidated financial statements and services in connection with our registration statement on Form F-1 related to our IPO.

(2)
Audit-related fees consist of aggregate fees for accounting consultations and other services that were reasonably related to the performance of audits or reviews of our consolidated financial statements and were not reported above under “Audit Fees.”

(3)	Tax fees relate to assistance with tax compliance, tax planning and various tax advisory services.

(4)	Other fees are any additional amounts for products and services provided by the principal accountants.

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually all audit services, audit-related services, tax services and other services as described above, that may be performed by our independent accountants. All of the audit and non-audit services provided by our principal accountants since December 9, 2015 have been pre-approved by our Audit Committee.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

Item 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

Item 16G. CORPORATE GOVERNANCE

We are a “foreign private issuer” under the securities laws of the United States and the rules of NASDAQ. Under the securities laws of the United States, foreign private issuers are subject to different disclosure requirements than U.S. domiciled registrants. We intend to take all actions necessary for us to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act, the rules adopted by the SEC and NASDAQ's listing standards. Under NASDAQ's rules, a foreign private issuer is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of NASDAQ permit a foreign private issuer to follow its home country practice in lieu of the listing requirements of NASDAQ. We intend to follow home country practices in lieu of the listing requirements of NASDAQ with regard to voting by a show of hands and quorum requirements. Otherwise, we intend to follow the requirements of NASDAQ to the extent possible under English law.

In addition, because we are a foreign private issuer, our directors and executive officers are not subject to short-swing profit liability and insider trading reporting obligations under section 16 of the Exchange Act. They will, however, be subject to the obligations to report changes in share ownership under section 13 of the Exchange Act and related SEC rules to the extent appropriate.

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III
Item 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

Item 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•	Report of Independent Registered Public Accounting Firm

•	Consolidated Statements of Operations for the fiscal years ended June 30, 2016, 2015 and 2014

•	Consolidated Statements of Comprehensive Income for the fiscal years ended June 30, 2016, 2015 and 2014

•	Consolidated Statements of Financial Position as of June 30, 2016 and 2015

•	Consolidated Statements of Changes in Equity for the fiscal years ended June 30, 2016, 2015 and 2014

•	Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2016, 2015 and 2014

•	Notes to the Consolidated Financial Statements

Item 19. EXHIBITS

Exhibit Number		Description

3.1	(1)	Amended and Restated Articles of Association of the Company

4.1	(2)	Form of certificate evidencing Class A ordinary shares.

4.2	(1)	Registration Agreement, dated July 2, 2010, by and among the Company and certain of its shareholders.

10.1	(1)#	Form of Deed of Indemnity entered into between the Company and its directors.

10.2	(1)#	Form of Indemnification Agreement entered into between the Company and its officers.

10.3	(1)#	Atlassian UK Employee Share Option Plan and forms of agreements thereunder.

10.4	(1)#	2013 U.S. Share Option Plan and forms of agreements thereunder.

10.5	(1)#	2014 Restricted Share Unit Plan and forms of agreements thereunder.

10.6	(1)#	2015 Share Incentive Plan and forms of agreements thereunder.

10.7	(1)#	2015 Employee Share Purchase Plan.

10.8	(1)#	Ordinary Shares Option Agreement.

10.9	(1)#	Deed of Amendment to Class B Ordinary Shares Option Agreement.

10.10	(1)#	Class B Ordinary Shares Exercise Agreement.

10.11	(1)#	Executive Cash Incentive Bonus Plan.

10.12	(1)#	Executive Severance Plan and form of Executive Severance Agreement entered into between the Registrant and its executive officers.

10.13	(1)#	Non-Employee Director Compensation Policy.

10.14	(1)#	Form of Director Agreement.

10.15	(1)	Lease, dated March 25, 2015, by and between Atlassian Pty Ltd and Council of the City of Sydney.

10.16	(1)	Lease, dated December 22, 2011, by and between Atlassian Pty Ltd and 341 George St Pty Ltd.

10.17	(1)	Lease, dated July 9, 2015, by and between Atlassian Pty Ltd and 341 George St Pty Ltd.

10.18	(1)	Lease, dated June 26, 2011, by and between Atlassian, Inc. and Redbird Investment Group, LLC.

10.19	(1)#	Separation and Release Agreement, dated October 21, 2015, by and between the Registrant and Erik Bardman.

12.1		Certificate of Co-Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2		Certificate of Co-Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.3		Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1		Certificate of Co-Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2		Certificate of Co-Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.3		Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
____________________________
(1)    Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-207879) filed on November 9, 2015.
(2)    Incorporated by reference to the Company’s Registration Statement on Form F-1/A (File No. 333-207879) filed on November 18, 2015.
#    Indicates management contract or compensatory plan, contract or agreement.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATLASSIAN CORPORATION PLC

Date: August 17, 2016	By:	/s/ MICHAEL CANNON-BROOKES
		Name:	Michael Cannon-Brookes
		Title:	Co-Chief Executive Officer

	By:	/s/ SCOTT FARQUHAR
		Name:	Scott Farquhar
		Title:	Co-Chief Executive Officer

ATLASSIAN CORPORATION PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Atlassian Corporation Plc
We have audited the accompanying consolidated statements of financial position of Atlassian Corporation Plc (the “Company”) as of June 30, 2016 and 2015, and the related consolidated statements of operations, comprehensive income, changes in equity and cash flows for each of the three years in the period ended June 30, 2016. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atlassian Corporation Plc as of June 30, 2016 and 2015, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2016, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young LLP
San Francisco, California
August 17, 2016

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. $ and shares in thousands, except per share data)

		Fiscal Year Ended June 30,
	Notes	2016	2015	2014
Revenues
Subscription		$146,659	$85,891	$51,007
Maintenance		218,848	160,373	112,134
Perpetual license		65,487	57,373	44,186
Other		26,064	15,884	7,782
Total revenues	20	457,058	319,521	215,109
Cost of revenues (1) (2)		75,783	52,932	37,986
Gross profit		381,275	266,589	177,123
Operating expenses
Research and development (1)		208,306	140,853	78,640
Marketing and sales (1) (2)		93,391	67,989	34,968
General and administrative (1)		85,458	56,033	40,814
Total operating expenses		387,155	264,875	154,422
Operating income (loss)		(5,880)	1,714	22,701
Other non-operating income (expense), net	6	(1,072)	(2,615)	(562)
Finance income		2,116	226	317
Finance costs		(71)	(74)	(228)
Income (loss) before income tax benefit (expense)		(4,907)	(749)	22,228
Income tax benefit (expense)	8	9,280	7,524	(3,246)
Net income		$4,373	$6,775	$18,982
Net income attributable to:
Owners of Atlassian Corporation Plc		$4,373	$6,775	$18,982
Net income per share attributable to ordinary shareholders:
Basic	17	$0.02	$0.04	$0.11
Diluted	17	$0.02	$0.04	$0.11
Weighted-average shares outstanding used to compute net income per share attributable to ordinary shareholders:
Basic	17	182,773	144,008	141,530
Diluted	17	193,481	145,500	143,602

(1)Amounts include share-based payment expense, as follows:

Cost of revenues	$5,371	$2,862	$625
Research and development	35,735	22,842	5,120
Marketing and sales	11,945	6,670	2,068
General and administrative	22,429	9,160	3,551

(2)Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$7,405	$6,417	$7,591
Marketing and sales	86	40	98
The above consolidated statements of operations should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(U.S. $ in thousands)

		Fiscal Year Ended June 30,
	Notes	2016	2015	2014
Net income		$4,373	$6,775	$18,982
Other comprehensive income:
Foreign currency translation adjustment	15	(4)	118	25
Net change in unrealized gain (loss) on investments classified at fair value through other comprehensive income		687	—	—
Income tax effect		(137)	—	—
Other comprehensive income net of tax that will be reclassified to profit or loss in subsequent periods		546	118	25
Total comprehensive income		$4,919	$6,893	$19,007
Total comprehensive income attributable to:
Owners of Atlassian Corporation Plc		$4,919	$6,893	$19,007

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(U.S. $ in thousands)

		June 30,
	Notes	2016	2015
Assets
Current assets:
Cash and cash equivalents	13	$259,709	$187,094
Short-term investments	5	483,405	30,251
Trade receivables	9	15,233	11,747
Current tax receivables		6,013	939
Prepaid expenses and other current assets	13	14,178	8,600
Total current assets		778,538	238,631
Non-current assets:
Property and equipment, net	10	58,762	41,948
Deferred tax assets	8	127,411	81,519
Goodwill	11	7,138	7,152
Intangible assets, net	11	13,577	21,099
Other non-current assets	13	5,547	6,812
Total non-current assets		212,435	158,530
Total assets		$990,973	$397,161
Liabilities
Current liabilities:
Trade and other payables	13	$57,886	$52,636
Current tax liabilities		286	973
Provisions	13	4,716	3,314
Deferred revenue		173,612	131,231
Total current liabilities		236,500	188,154
Non-current liabilities:
Deferred tax liabilities	8	6,639	4,919
Provisions	13	2,170	1,873
Deferred revenue		7,456	5,334
Other non-current liabilities	13	6,545	6,827
Total non-current liabilities		22,810	18,953
Total liabilities		$259,310	$207,107
Equity
Share capital	14	$21,620	$18,461
Share premium	15	441,734	5,744
Other capital reserves	15	244,335	146,794
Other components of equity	15	4,699	4,153
Retained earnings		19,275	14,902
Total equity		$731,663	$190,054
Total liabilities and equity		$990,973	$397,161
The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(U.S. $ in thousands)

					Other components of equity
	Notes	Share capital	Share premium	Other capital reserves	Foreign currency translation reserve	Investments at fair value through other comprehensive income reserve	Retained earnings	Total equity
Balance as of July 1, 2013		$17,527	$—	$45,398	$4,010	$—	$(757)	$66,178
Net income		—	—	—	—	—	18,982	18,982
Other comprehensive income		—	—	—	25	—	—	25
Total comprehensive income		—	—	—	25	—	18,982	19,007
Exercise of share options, net of early exercise	14, 15	576	2,677	1,056	—	—	—	4,309
Vesting of early exercised shares	14, 15	87	—	944	—	—	—	1,031
Dividends provided for or paid	16	—	—	—	—	—	(10,000)	(10,000)
Issue of share options	21	—	—	910	—	—	—	910
Issue of redeemable shares	14	98	—	—	—	—	—	98
Redemption of redeemable shares	14	(98)	—	98	—	—	(98)	(98)
Share-based payment		—	—	11,364	—	—	—	11,364
Tax benefit from share plans	8	—	—	32,530	—	—	—	32,530
		663	2,677	46,902	—	—	(10,098)	40,144
Balance as of June 30, 2014		18,190	2,677	92,300	4,035	—	8,127	125,329
Net income		—	—	—	—	—	6,775	6,775
Other comprehensive income		—	—	—	118	—	—	118
Total comprehensive income		—	—	—	118	—	6,775	6,893
Exercise of share options, net of early exercise	14, 15	210	2,128	—	—	—	—	2,338
Vesting of early exercised shares	14, 15	61	939	—	—	—	—	1,000
Share-based payment		—	—	41,534	—	—	—	41,534
Tax benefit from share plans	8	—	—	12,960	—	—	—	12,960
		271	3,067	54,494	—	—	—	57,832
Balance as of June 30, 2015		18,461	5,744	146,794	4,153	—	14,902	190,054
Net income		—	—	—	—	—	4,373	4,373
Other comprehensive income		—	—	—	(4)	550	—	546
Total comprehensive income		—	—	—	(4)	550	4,373	4,919
Issuance of ordinary shares upon initial public offering, net of offering costs	14	2,200	429,273	—	—	—	—	431,473
Exercise of share options	14, 15	633	6,099	—	—	—	—	6,732
Vesting of early exercised shares	14, 15	35	618	—	—	—	—	653
Issuance of ordinary shares for settlement of restricted share units (RSUs)	14	291	—	(291)	—	—	—	—
Shares withheld related to net share settlement of RSUs		—	—	(5,395)	—	—	—	(5,395)
Share-based payment		—	—	75,480	—	—	—	75,480
Tax benefit from share plans	8	—	—	27,747	—	—	—	27,747
		3,159	435,990	97,541	—	—	—	536,690
Balance as of June 30, 2016		$21,620	$441,734	$244,335	$4,149	$550	$19,275	$731,663
The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. $ in thousands)

		Fiscal Year Ended June 30,
	Notes	2016	2015	2014
Operating activities
Income (loss) before income tax		$(4,907)	$(749)	$22,228
Adjustments to reconcile income (loss) before income tax to net cash provided by operating activities:
Depreciation and amortization	10, 11	21,926	15,511	13,316
Net loss on disposal of property and equipment		165	71	32
Net unrealized foreign currency loss (gain)		152	1,473	(1,109)
Share-based payment expense		75,480	41,534	11,364
Change in fair value of contingent consideration	5	—	(155)	10
Interest income		(2,116)	(225)	(318)
Changes in assets and liabilities:
Trade receivables		(3,487)	(7,932)	(1,959)
Prepaid expenses and other assets		(4,203)	(9,846)	(4,810)
Trade and other payables, provisions and other non-current liabilities		11,622	16,067	13,278
Deferred revenue		44,503	47,381	24,785
Interest received		2,839	156	347
Income tax paid, net of refunds		(12,432)	(5,065)	(1,884)
Net cash provided by operating activities		129,542	98,221	75,280
Investing activities
Business combinations, net of cash acquired		—	(10,615)	—
Purchases of property and equipment	10	(34,213)	(31,776)	(8,110)
Purchases of intangible assets	11	—	(900)	(2,149)
Purchases of investments		(569,067)	(50,033)	(45,498)
Proceeds from maturities of investments		65,294	64,758	11,641
Proceeds from sales of investments		49,501	—	—
Payment of deferred consideration		(1,025)	—	(2,438)
Net cash used in investing activities		(489,510)	(28,566)	(46,554)
Financing activities
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs		431,447	—	—
Proceeds from exercise of share options, including early exercised options		6,732	2,338	7,429
Dividends paid to shareholders	16	—	—	(10,000)
Employee payroll taxes paid related to net share settlement of equity awards		(5,395)	—	—
Net cash provided by (used in) financing activities		432,784	2,338	(2,571)
Effect of exchange rate changes on cash and cash equivalents		(201)	(1,665)	445
Net increase in cash and cash equivalents		72,615	70,328	26,600
Cash and cash equivalents at beginning of year		187,094	116,766	90,166
Cash and cash equivalents at end of year		$259,709	$187,094	$116,766
The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Corporate Information
Atlassian Corporation Plc (the “Company”) is a public company limited by shares, incorporated and registered in the United Kingdom. The registered office of the Company and its subsidiaries (collectively, “Atlassian,” the “Group,” “our,” or “we”) is located at Exchange House, Primrose Street, London EC2A 2EG, c/o Herbert Smith Freehills LLP.
We design, develop, license and maintain software and provision software hosting services to help teams organize, discuss and complete their work. Our products include JIRA for team planning and project management, Confluence for team content creation and sharing, HipChat for team messaging and communications, Bitbucket for team code sharing and management and JIRA Service Desk for team services and support applications.
The accompanying consolidated financial statements of the Company and its subsidiaries for the year ended June 30, 2016 were authorized for issue in accordance with a resolution of the audit committee of the Board of Directors on August 17, 2016.
2. Summary of Significant Accounting Policies
The significant accounting policies adopted in the preparation of these consolidated financial statements are set out below. These accounting policies have been consistently applied to all years presented, unless otherwise stated.
The preparation of financial statements requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in applying the Group's accounting policies. The areas that require a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3, “Critical accounting estimates and judgments.”
Basis of Preparation
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”), which includes all standards issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities that have been measured at fair value through other comprehensive income or profit or loss.
All amounts included in the Consolidated Financial Statements are reported in thousands of U.S. dollars ($ in thousands) except where otherwise stated. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
The Group operates as a single cash-generating unit (“CGU”) and as a single operating segment, which is also its reporting segment. An operating segment is defined as a component of an entity for which discrete financial information is available and whose operating results are regularly reviewed by the chief operating decision maker. The Group's chief operating decision makers are the Group's Co-Chief Executive Officers, who review operating results to make decisions about allocating resources and assessing performance based on consolidated financial information. Accordingly, the Group has determined it operates in one operating segment.

Reclassifications
Certain reclassifications to prior fiscal year balances were made to conform to the current period presentation. These reclassifications include other receivables and accrued interest on short-term investments.

Contributions to the Atlassian Foundation, our charitable foundation, have also been reclassified for previously reported periods to conform to the current period presentation on the consolidated statements of operations. Such contributions, which were previously included in general and administrative operating expense, have been included in other non-operating income (expense), net. This change in classification had no impact on net income or cash flows for any period.

Initial Public Offering
In December 2015, we completed our initial public offering (“IPO”) in which we issued and sold 22 million Class A ordinary shares at a public offering price of $21.00 per share. We received net proceeds of $431.4 million after deducting underwriting discounts and commissions of $25.4 million and other offering expenses of approximately $5.1 million. Upon the closing of our IPO, all then-outstanding Series A preference shares automatically converted into an aggregate of 12.4 million Class A ordinary shares, all then-outstanding restricted shares automatically converted into an aggregate of 17.2 million Class A ordinary shares and all then-outstanding Series B preference shares automatically converted into an aggregate of 15.0 million Class B ordinary shares.
Reorganization
In February 2014, the shareholders of the former parent company, Atlassian Corporation Pty. Ltd. (the “Former Parent Company”), approved a formal business entity reorganization whereby Atlassian Corporation Plc, a United Kingdom public limited company, became the parent of the Group (the “Reorganization”). Immediately subsequent to the Reorganization, shareholders of the Company had the same economic interest in the Company as they had in the Former Parent Company immediately prior to the Reorganization. Similarly, holders of restricted share options and Class B ordinary share options in the Former Parent Company also received a reciprocal option for restricted shares and Class B ordinary share options (as applicable) in the Company.
The Reorganization has been accounted for as a capital reorganization. The consolidated financial statements are therefore presented as if the Company had been the parent company of the Group throughout the periods presented. No reclassifications or adjustments to previously reported figures and no changes in the operations of the Group resulted from this change.
Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities and the results of operations of all subsidiaries of the Company.
Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies so as to obtain benefits from their activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. From the date that control ceases, these entities are no longer consolidated.
The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated. Unrealized intercompany losses are also eliminated unless the transaction provides evidence of the impairment of the asset transferred.
Foreign currency translation
The Group's consolidated financial statements are presented using the U.S. dollar, which is the Company's functional currency. The Group determines the functional currency for each entity in accordance with International Accounting Standard (“IAS”) 21, The Effects of Changes in Foreign Exchange Rates, based on the currency of the primary economic environment in which each subsidiary operates, and items included in the financial statements of such entity are measured using that functional currency. The Group uses the direct method of consolidation, and on disposal of a foreign operation, the gain or loss that is reclassified to profit or loss reflects the amount that arises from using this method.
Transactions and balances
Transactions in foreign currencies are initially recorded by the Group entities at their respective functional currency spot rates at the date the transaction first qualifies for recognition. Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rate of exchange at each reporting date.
All differences arising on settlement or translation of monetary items are recorded in other non-operating income (expense) on the consolidated statements of operations, with the exception of monetary items that are designated as part of the Group's net investment in foreign operations. These differences on translation of the foreign operations account are recognized in other comprehensive income until the net investment is disposed.

Certain non-monetary items, such as property and equipment, which are measured at historical cost in a foreign currency, are translated using the exchange rates as of the dates of the initial transactions. Certain non-monetary items initially measured at fair value in a foreign currency, such as intangible assets, are translated using the exchange rates as of the date when the fair value is determined.
Group companies
On consolidation, assets and liabilities of foreign operations are translated into U.S. dollars at the rate of exchange prevailing at the reporting date and their income statements are translated at average exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.
Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition are treated as assets and liabilities of the foreign operation and translated at the spot rate of exchange at each reporting date.
Revenue recognition
The Group primarily derives revenues from subscription, maintenance, perpetual license, and training and other services.
Revenue is recognized in line with the requirements as stated in IAS 18, Revenue, when evidence of an arrangement exists, delivery has occurred, the risks and rewards of ownership have been transferred to the customer, the amount of revenue and associated costs can be measured reliably, and collection of the related receivable is probable. In the absence of industry-specific software revenue recognition guidance under IFRS, the Group refers to generally accepted accounting principles adopted in the United States (“U.S. GAAP”) when establishing policies related to revenue recognition. The Group's revenue recognition policy considers the guidance provided by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification (“ASC”) Subtopic 985-605, Software Revenue Recognition, and FASB ASC Subtopic 605-25, Multiple-Element Arrangements, where applicable, as authorized by IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.
If, at the outset of an arrangement, revenue cannot be measured reliably, revenue recognition is deferred until the arrangement fee becomes due and payable by the customer. Additionally, if, at the outset of an arrangement, it is determined that collectability is not probable, revenue recognition is deferred until the earlier of when collectability becomes probable or payment is received. The Group enters into arrangements directly with end users as well as indirectly through value added resellers (e.g., “Experts”). Revenue recognition for indirect customers is the same as for direct customers as the terms of sale are substantially the same.
Subscription revenue
Subscription revenue represents fees earned from subscription-based arrangements for: (1) cloud-based services for providing customers the right to use software in a cloud-based-infrastructure provided by the Group, where the customer does not have the right to terminate the hosting contract and take possession of the software without significant penalty; and (2) software licensed for a specified period, in which fees for support and maintenance are bundled with the license fee over the entire term of the license period. Subscription-based arrangements generally have a contractual term of one to twelve months. Subscription revenue is recognized ratably as the services are performed, commencing with the date the service is made available to customers and all other revenue recognition criteria have been satisfied.
Maintenance revenue
Maintenance revenue represents fees earned from providing customers unspecified future updates, upgrades and enhancements and technical product support for perpetual license products on an if and when available basis. The first year of maintenance is purchased concurrently with the purchase of perpetual licenses, and subsequent renewals extend for an additional year in most cases. Maintenance services are priced as a percentage of the total product sale, and a substantial majority of customers elect to renew software support contracts annually at standard list maintenance renewal pricing. Maintenance revenue is recognized ratably over the term of the support period. For these arrangements, revenue is recognized ratably over the term of the maintenance arrangements.

Perpetual license revenue
Perpetual license revenue represents fees earned from the license of software to customers for use on the customer's premises. Software is licensed on a perpetual basis, subject to a standard licensing agreement. The Group recognizes revenue on the license portion of perpetual license arrangements on the date of product delivery in substantially all situations.
Other revenue
Other revenues include fees received for sales of third-party add-ons and extensions in the Group's online marketplace, Atlassian Marketplace, and for training services. Revenue from the sale of third-party vendor products via Atlassian Marketplace is recognized net of the vendor liability portion as the Group functions as an agent in the relationship. The Group's revenue portion is recognized on the date of product delivery given that the Group has no future obligations. Revenue from training is recognized as delivered or as the rights to receive training expire.
Multiple-element arrangements
Many of the Group's arrangements include purchases of both software related products and services. For these software related multiple-element arrangements, the Group applies the residual method to determine the amount of software license revenue to be recognized. The Group first allocates fair value to elements of a software related multiple-element arrangement based on its fair value as determined by vendor specific objective evidence (“VSOE”), with any remaining amount allocated to the software license. The Group determines VSOE based on its historical pricing for a specific product or service when sold separately and when a substantial majority of the selling prices for these services fall within a narrow range.
Cloud-based arrangements may be purchased alongside other services that are intended to be used with the cloud offering. Such arrangements are considered to be non-software multiple-element arrangements. The Group accordingly allocates revenue to each element considered to be a separate unit of accounting using the relative selling prices of each unit.
The relative selling price for each element is based upon the following selling price hierarchy: VSOE if available, third-party evidence (“TPE”) if VSOE is not available, or estimated selling price if neither VSOE nor TPE are available. Historically, the Group has established VSOE for all non-software elements using the same methodology applied to software-related elements, as a substantial majority of the selling prices for these elements fall within a narrow range when sold separately.
If the Group enters into an arrangement with both software and non-software deliverables, the Group will first allocate the total arrangement consideration based on the relative selling prices of the software group of elements as a whole and the non-software elements. The Group then further allocates consideration within the software group in accordance with the residual method described above.
The revenue amount allocated to each element is recognized when the revenue recognition criteria described above have been met for the respective element.
Taxation
Current tax
Current income tax assets and/or liabilities comprise amounts expected to be recovered or paid to HM Revenue & Customs, the Australian Taxation Office, the United States Internal Revenue Service and other fiscal authorities relating to the current or prior reporting periods, which are unpaid at each reporting date. Current tax is payable on taxable income that differs from the consolidated statements of operations in the financial statements due to permanent and temporary timing differences. The calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.
Deferred tax
The Group uses the liability method of accounting for income taxes. Deferred income tax assets and liabilities represent temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and their corresponding tax basis used in the computation of taxable income. Deferred tax however is not recognized on the initial recognition of goodwill, or the initial recognition of an asset or liability (other than in a business combination) in a transaction that affects neither tax nor accounting income.

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where the Group is able to control the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax liabilities are generally provided for in full.
Deferred tax assets are recognized to the extent that they are expected to reverse in the foreseeable future and it is probable that they will be able to be utilized against future taxable income, based on the Group's forecast of future operating results. Deferred tax assets are adjusted for significant non-taxable income, expenses and specific limits on the use of any unused tax loss or credit. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.
Deferred tax assets and liabilities are calculated, without discounting, at tax rates and laws that are expected to apply to their respective period of realization, provided the tax rates and laws are enacted or substantively enacted by the end of the reporting period. The carrying amount of deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized.
Deferred tax liabilities and assets are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. Changes in deferred tax assets or liabilities are recognized as a component of tax income or expense in the consolidated statements of operations, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively. Where deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.
Share-based payments
Employees of the Group receive, in part, remuneration for services rendered in the form of share-based payments, which are considered equity-settled transactions. The cost of equity-settled transactions is recognized, together with a corresponding increase in equity, over the period in which the performance or service conditions are fulfilled. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company's best estimate of the number of equity instruments that will ultimately vest. The share-based payment expense for each reporting period reflects the movement in cumulative expense recognized at the beginning and end of that period. The Group follows the accelerated method of expense recognition for share-based awards, as the awards vest in tranches over the vesting period.
The estimation of share awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period the estimates are revised. Actual results, and future changes in estimates, may differ substantially from current estimates.
If an equity-settled award is cancelled, it is treated as if it had forfeited on the date of cancellation, and any expense previously recognized for unvested shares is immediately reversed.
Leases
The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement.
Leases in which a significant portion of the risks and rewards of ownership are not transferred to the Group as lessee are classified as operating leases. Expenses incurred in operating leases (net of any incentives received from the lessor) are recognized on a straight-line basis over the term of the lease. Operating lease incentives are recognized as a liability when received and subsequently reduced by allocating lease payments between rental expense and a reduction of the liability.

Business combinations
Business combinations are accounted for using the acquisition method at the acquisition date, which is the date on which control is transferred. The cost of an acquisition is measured as the aggregate of the consideration transferred, measured at the acquisition date fair value and the amount of any non-controlling interest in the acquiree. Settlements of pre-existing relationships are not included in the consideration transferred and are recognized in the consolidated statements of operations. Identifiable assets acquired and liabilities assumed in a business combination are measured at their fair values at the acquisition date. Upon acquisition, the Group recognizes any non-controlling interests in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition-related costs are expensed as incurred and included in general and administrative expenses. Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value at the date of exchange.
Goodwill
Goodwill is initially measured at cost, which is the excess of the aggregate of the consideration transferred and the amount recognized for the non-controlling interest over the net identifiable assets acquired and liabilities assumed.
If this consideration is lower than the fair value of the net of these assets acquired and liabilities assumed, the difference is recognized in the consolidated statements of operations. After initial recognition, goodwill is measured at cost, less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to the Group's CGU that is expected to benefit from the combination, regardless of whether other assets or liabilities of the acquiree are assigned to those units.
Cash and cash equivalents
Cash and cash equivalents in the statements of financial position comprise cash at banks, short-term deposits and low-risk, highly liquid investments with original maturities of three months or less when initially recorded. Cash equivalents also include amounts due from third-party credit card processors as they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.
Trade receivables
Trade receivables are recognized at fair value, less a provision for impairment. Trade receivables are unsecured and substantially all are due for settlement within 30 days of recognition. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.
Collectability of trade receivables is reviewed on an ongoing basis. Debts that are known to be uncollectible are written off by reducing the carrying amount directly. An allowance for doubtful accounts (provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor, probability that the debtor will enter bankruptcy or financial reorganization, and default or delinquency in payments are considered indicators that the trade receivable is impaired.
The amount of the impairment loss is recognized within general and administrative expense. When a trade receivable for which an impairment allowance had been recognized becomes uncollectible in a subsequent period, it is written off against an allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in the consolidated statements of operations.
Investments
Classification
The Group classifies its financial assets in the following categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The Group determines the classification of its financial assets at initial recognition with the classification dependent on the business model for managing the financial assets and the contractual cash flow characteristics of the assets. Management evaluates the business model for managing its financial assets at the end of each reporting period.

Recognition and derecognition
Purchases and sales of financial assets are recognized on the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership.
Measurement
At initial recognition, for financial assets not at fair value through profit or loss, the Group measures the assets at its purchase price plus transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets carried at fair value through profit or loss are expensed in the consolidated statements of operations.
Subsequently, financial assets are carried at fair value or amortized cost less impairment. Financial assets classified at amortized cost are measured using the effective interest method.
Impairment
The Group assesses at the end of each reporting period whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. In the case of equity investments classified at fair value through profit or loss, a significant or prolonged decline in the fair value of the security below its cost is considered an indicator that the investment is impaired.
The Group assesses at the end of each reporting period whether there has been an increase in credit risk for a financial asset since initial recognition. When there has been a significant increase in credit risk, the Group will recognize a loss allowance based on the expected credit losses on a 12-month or lifetime basis. Expected credit losses are a probability-weighted estimate of the difference in the present value of contractual cash flows and the present value of cash flows that the Group expects to receive. The changes in the loss allowance balance are recognized as an impairment loss in the consolidated statements of operations. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recorded in the consolidated statement of operations.
Fair value estimation
The fair value of financial assets and financial liabilities are estimated for recognition and measurement or for disclosure purposes. The fair value of financial instruments traded in active markets is based on quoted market prices as of the statement of financial position date. The quoted market price used for financial assets held by the Group is the current bid price.
The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing as of the statement of financial position date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.
The carrying value, less the impairment provision of trade receivables and payables, is assumed to approximate the fair value due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.
Property and equipment
Property and equipment are stated at cost, net of accumulated depreciation and amortization. Historical cost includes expenditures directly attributable to the acquisition of the assets. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are expensed as incurred.

Depreciation is calculated using the straight-line method to allocate the cost over the estimated useful lives or, in the case of leasehold improvements and certain leased equipment, the remaining lease term if shorter. The estimated useful lives for each asset class are as follows:

Equipment	3 - 5 years
Computer hardware and computer-related software	3 - 5 years
Furniture and fittings	5 - 10 years
Leasehold improvements	Shorter of the remaining lease term or 7 years
Research and development
Research and development includes the employee and hardware costs incurred for the development of new products, enhancements and updates of existing products and quality assurance activities. These costs incurred internally from development of computer software are capitalized only when technological feasibility has been established for the solution. To establish technological feasibility, the Group must demonstrate it intends to complete development and the solution will be available for sale or internal use, it is probable the solution will generate future economic benefits, and the Group has the ability to reliably measure the expenditure attributable to the solution during its development. The Group has determined that technological feasibility of software solutions is reached shortly before the solution is released or deployed. The Company has not capitalized any research and development costs.
Intangible assets
Intangible assets acquired separately or in a business combination are initially measured at cost. The cost of an intangible asset acquired in a business combination is its fair value as of the date of acquisition. Following initial recognition, intangible assets are carried at cost, net of accumulated amortization.
The useful lives of intangible assets are assessed to be either finite or indefinite. Intangible assets with finite lives are amortized over their useful life using the straight-line method. The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least annually at each fiscal year end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for prospectively by changing the amortization period or method, as appropriate, which is a change in an accounting estimate. The amortization expense on intangible assets with finite lives is recognized in the consolidated statements of operations in the expense category, consistent with the function of the intangible asset.
The estimated useful lives for each intangible asset class are as follows:

Patents, trademarks and other rights	2 - 7 years
Customer relationships	2 - 4 years
Software	3 - 10 years
Impairment of goodwill, intangible assets and long-lived assets
Goodwill is tested for impairment annually during the fourth quarter of the Group's fiscal year and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the CGU. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
Intangible assets are tested for impairment annually, during the fourth quarter, and when circumstances indicate that the carrying value may be impaired. When the recoverable amount of an intangible asset is less than its carrying amount, an impairment loss is recognized.
The residual values and useful lives of long-lived assets are reviewed at the end of each reporting period and adjusted if appropriate. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.
Provisions and accrued liabilities
Provisions and accrued expenses are recognized when the Group has a present obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognized for future operating losses.
Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognized even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.
Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the end of each reporting period. The discount rate used to determine the present value is a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The increase in the provision due to the passage of time is recognized as finance costs.
Shareholders' equity
Preference, ordinary and restricted shares are classified as equity. When the Group purchases its own equity instruments, for example as the result of a share buyback or a share-based payment plan, the consideration paid, including any directly attributable incremental costs (net of income taxes), is deducted from equity attributable to the owners of the Company as treasury shares, until the shares are cancelled or reissued. When such ordinary shares are subsequently reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the owners of the Company.
Refer to Note 14, "Shareholders' Equity," for the terms and conditions on preference, ordinary and restricted shares.
Dividends
Provision is made for any dividend declared, being appropriately authorized and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.
Royalties
Royalties payable are recognized as an expense on an accruals basis in accordance with the applicable royalty agreement.
Changes in accounting standards
In July 2014, the IASB issued IFRS 9, Financial Instruments, which replaces IAS 39, Financial Instruments: Recognition and Measurement. The standard introduces a single approach for the classification and measurement of financial assets according to their cash flow characteristics and the business model they are managed in, and provides a new impairment model based on expected credit losses. IFRS 9 also includes new guidance regarding the application of hedge accounting to better reflect an entity’s risk management activities with regard to managing non-financial risks. The standard required effectiveness for the Group beginning in the fiscal year ending June 30, 2019, with early application permitted. The Group elected to early adopt IFRS 9 during the fiscal year ended June 30, 2016 and the impact on the Group’s consolidated financial statements is not material.
New accounting standards not yet adopted
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which supersedes most current revenue recognition requirements. The standard establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration to be entitled to in exchange for those goods or services. The standard also requires new disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard is effective for the Group beginning for its fiscal year ending June 30, 2019, and early application is permitted under IFRS. The Group is currently assessing the adoption methodology, which allows the amendment to be applied retrospectively to each prior period presented, or with the cumulative effect recognized as of the date of initial application. The Group is also currently evaluating the impact of the adoption of the standard on its consolidated financial statements.

In January 2016, the IASB issued the IFRS 16, Leases. which supersedes the existing leases standard, IAS 17, Leases, and related interpretations. The standard introduces a single lessee accounting model and requires a lessee to recognize all leases with a term of more than 12 months, as assets and liabilities on its statement of financial position. The standard also contains enhanced disclosure requirements for lessees and is effective for the Group beginning for its fiscal year ending June 30, 2020, though early adoption is permitted for companies that early adopt IFRS 15. The Group is currently evaluating the impact of adopting the standard on its consolidated financial statements.
3. Critical Accounting Estimates and Judgments
The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenues and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.
Management has identified the following critical accounting policies for which significant judgments, estimates and assumptions are made.
Significant accounting judgments
Taxation
Deferred tax assets are recognized for deductible temporary differences for which management considers it is probable that future taxable income will be available to utilize those temporary differences. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income, together with future tax-planning strategies.
Management judgment is required to determine the extent to which deferred tax assets should be recognized based upon the likely timing and the level of future taxable income available to utilize the Group’s deferred tax benefits. Assumptions about the generation of future taxable income depend on management’s estimates of future cash flows, future business expectations, capital expenditure, dividends, and other capital management transactions.
Management judgment is also required in relation to the application of income tax legislation, which involves an element of inherent risk and uncertainty. Where management judgment is found to be misplaced, some or all of recognized deferred tax asset and liability carrying amounts may require adjustment, resulting in a corresponding credit or charge to the consolidated statements of operations.
Impairment of non-financial assets
The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product performance, technology, economic and political environments, and future product expectations. If an impairment trigger exists, the recoverable amount of the asset is determined. No indicators of impairment existed that were significant enough to warrant such assets to be tested for impairment in the fiscal years ended June 30, 2016, 2015 and 2014.
Impairment of financial instruments
The Group assesses the credit risk for financial instruments. When there has been a significant increase in credit risk, the Group will recognize expected credit losses, which are a probability-weighted estimate of the difference between the present value of contractual cash flows and the present value of cash flows that the Group expects to receive. Significant judgment is involved in assessing the probability of cash flows to be received in future periods.
Significant accounting estimates and assumptions
Revenue
As described in the Group’s revenue accounting policy, revenue will be recognized when all criteria are met in accordance with IAS 18, Revenue. Most of the Group’s revenue-generating arrangements include more than one deliverable. Assumptions have to be applied in order to determine when to account for deliverables separately and how to allocate the total arrangement fee to its individual elements. The Group does not allocate different deliverables under one arrangement separately if a basis for allocating the overall arrangement fee cannot be identified. The Group has concluded that a reasonable allocation basis exists if vendor-specific objective evidence of fair value can be established for each undelivered software element in an arrangement. However, estimation is required and the Group’s conclusions around the approach to allocate fair value may significantly impact the timing and amount of revenue recognized.
Share-based payment transactions
The Group measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. The accounting estimates and assumptions relating to equity-settled share-based payments may impact expenses, equity and the carrying amounts of liabilities within the next financial reporting period.
4. Group Information
As of June 30, 2016, the Group’s subsidiaries, all of which are wholly-owned, were as follows:

Name	Country of Incorporation
Atlassian (UK) Limited	United Kingdom
Atlassian (Australia) Limited	United Kingdom
Atlassian (Global) Limited	United Kingdom
Atlassian (UK) Operations Limited	United Kingdom
Atlassian, Inc.	United States of America
Atlassian LLC	United States of America
Atlassian Network Services, Inc.	United States of America
Atlassian Australia 1 Pty Ltd	Australia
Atlassian Australia 2 Pty Ltd	Australia
Atlassian Corporation Pty. Ltd.	Australia
Atlassian Pty Ltd	Australia
Atlassian Capital Pty. Ltd.	Australia
MITT Australia Pty Ltd	Australia
MITT Trust	Australia
Atlassian K.K.	Japan
Atlassian Germany GmbH	Germany
Atlassian B.V.	Netherlands
Atlassian Philippines, Inc.	Philippines
Atlassian France	France
SIP Communicator Ltd.	Bulgaria
5. Financial Risk Management
The Group's activities expose it to a variety of financial risks: market risk (including currency risk and interest rate risk), credit risk and liquidity risk. The Group's overall risk management approach focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group.
Management regularly reviews the Group's risk management objectives to ensure that risks are identified and managed appropriately. The Board of Directors is made aware of and reviews management's risk assessments prior to entering into significant transactions.
Market risk
Foreign exchange risk
The Group operates globally and is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. Our exposures primarily consist of the Australian dollar, British pound, Euro, Japanese yen, Philippine peso and Swiss franc. Foreign exchange risk arises from commercial transactions and recognized financial assets and liabilities denominated in a currency other than the U.S. dollar. The Group’s foreign exchange policy is reviewed annually by the Group’s audit committee and requires the Group to monitor its foreign exchange exposure on a regular basis.
All of our sales contracts are denominated in U.S. dollars, and our operating expenses are generally denominated in the local currencies of the countries where our operations are located. We therefore benefit from a strengthening of the U.S. dollar and are adversely affected by the weakening of the U.S. dollar. We had not entered into any derivatives or hedging transactions as of June 30, 2016; however, as our exposure to foreign currency exchange rates is significant, we expect to do so beginning in fiscal 2017.
The Group had the following foreign currency exposures resulting from its financial assets and liabilities, which are not externally hedged:

	As of June 30,
	2016	2015
	(U.S. $ in thousands)
Cash and cash equivalents
Australian dollar	$16,652	$5,674
British pound	174	1,081
Euro	2,641	741
Japanese yen	142	240
Philippine peso	412	717
	$20,021	$8,453
Trade receivables
Australian dollar	$220	$—
Current tax receivables
Australian dollar	$177	$851
British pound	603	—
Euro	—	113
	$780	$964
Other current assets
Australian dollar	$924	$674
British pound	23	14
Euro	1,048	125
Philippine peso	$268	192
	$2,263	$1,005
Other non-current assets
Australian dollar	$359	$463
Euro	126	—
Japanese yen	92	—
Philippine peso	209	116
Swiss franc	204	229
	$990	$808

	As of June 30,
	2016	2015
	(U.S. $ in thousands)
Trade and other payables
Australian dollar	$10,601	$9,403
Euro	1,189	874
British pound	131	128
Japanese yen	242	131
Philippine peso	322	183
	$12,485	$10,719
Current tax liabilities
Euro	$71	$37
Japanese yen	101	120
Philippine peso	66	76
	$238	$233
Current provisions
Australian dollar	$4,288	$3,019
Euro	231	158
Japanese yen	53	33
Philippine peso	20	14
	$4,592	$3,224
Non-current provisions
Australian dollar	$2,085	$2,058

Other non-current liabilities
Australian dollar	$932	$936
Euro	818	—
Japanese yen	—	10
Philippine peso	18	36
	$1,768	$982
Based on the exposures listed above, as of June 30, 2016 and 2015, a 10% weakening of the U.S. dollar relative to foreign currencies would positively impact operating results by $0.1 million and $0.4 million, respectively, while a 10% strengthening of the U.S. dollar relative to foreign currencies would negatively impact operating results by $0.1 impact and $0.4 million, respectively.
The above sensitivity analysis is not representative of the actual risk inherent to the Group's financial assets and liabilities, as the exposure at the end of the reporting period does not reflect the exposure during the period.
Interest rate risk
The Group had cash and cash equivalents totaling $259.7 million and short-term investments totaling $483.4 million as of June 30, 2016. These primarily consisted of investments in money market funds, time deposits, commercial paper, corporate notes and bonds, government securities and other debt securities with credit ratings of at least A- or better. The primary objective of our investment activities is the preservation of capital, and we do not enter into investments for trading or speculative purposes.
Our cash equivalents and investment portfolio are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our investments at fair value through other comprehensive income, no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or an investment is impaired. Our fixed-income portfolio is subject to interest rate risk.

Credit risk
Credit risk is managed on a Group basis. Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Group has a minimum credit rating requirement for banks and financial institutions with which it transacts.
The Group's customer base is highly diversified, thereby limiting credit risk. The Group manages its credit risk with customers by closely monitoring its receivables. Sales are typically settled using major credit cards, mitigating credit risk. No one customer accounted for more than 10% of total revenues during each of the fiscal years ended June 30, 2016, 2015 or 2014.
Liquidity risk
Maturities of Financial Assets and Liabilities
The following tables present the Group's financial assets and liabilities based on their contractual maturities. The amounts disclosed in the tables are the contractual, undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant. The Group evaluated its liquidity risk based on its cash inflows and outflows for the next 12 months and concluded it to be low. The Group had sufficient cash in the short term as of June 30, 2016 to meet its long-term cash outflows and it does not expect the impact of a discounted cash flow analysis to change the conclusion of its risk assessment. The Group's long-term commitments representing its undiscounted future cash outflows are disclosed in Note 18, “Commitments.”
Contractual maturities of current financial assets and liabilities is as follows:

	Up to Three Months	Four to 12 Months	Over 12 Months	Total Contractual Cash Flows
	(U.S. $ in thousands)
As of June 30, 2016
Financial assets:
Cash and cash equivalents	$259,709	$—	$—	$259,709
Short-term investments	—	359,485	123,920	483,405
Trade receivables	15,233	—	—	15,233
Current tax receivables	—	6,013	—	6,013
Financial liabilities:
Trade and other payables	(57,886)	—	—	(57,886)
Current tax liabilities	(286)	—	—	(286)
Provisions	(4,716)	—	—	(4,716)
	$212,054	$365,498	$123,920	$701,472
As of June 30, 2015
Financial assets:
Cash and cash equivalents	$187,094	$—	$—	$187,094
Short-term investments	211	30,040	—	30,251
Trade receivables	11,747		—	11,747
Current tax receivables	—	939	—	939
Financial liabilities:
Trade and other payables	(52,636)	—	—	(52,636)
Current tax liabilities	(973)	—	—	(973)
Provisions	—	(3,314)	—	(3,314)
	$145,443	$27,665	$—	$173,108

Capital Risk Management
The primary objective of the Group's capital structure management is to ensure that it maintains appropriate capital ratios to support its business and maximize shareholder value.
The Group manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares, or consider external lending options. No material changes were made to the process of managing capital during the fiscal years ended June 30, 2016, 2015 and 2014.
Fair value measurements
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
IFRS 13, Fair value measurement, requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
(a)    Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1)

(b)	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices) (Level 2)

(c)	Inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3)
The fair value of financial instruments traded in active markets is included in Level 1.
The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. These valuation techniques maximize the use of observable market data where it is available and rely as little as possible on entity-specific estimates. If all significant inputs required to measure the fair value an instrument are observable, the instrument is included in Level 2.
If one or more of the significant inputs is not based on observable market data, the instrument is included in Level 3. This fair value was based on significant inputs not observed in the market and, thus, represents all Level 3 inputs. The significant unobservable inputs include management's evaluation of the probabilities of certain outcomes as well as management's forecasts used as inputs to the discounted cash flow model.
Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Group's assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability.

The following table presents the Group’s financial assets and liabilities measured and recognized at fair value as of June 30, 2016, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(U.S. $ in thousands)
Description
Cash and cash equivalents:
Money market funds	$124,760	$—	$—	$124,760
Agency securities	—	8,998	—	8,998
Commercial paper	—	5,998	—	5,998
Total cash and cash equivalents	$124,760	$14,996	$—	$139,756
Investments:
U.S. treasury securities	$—	$102,922	$—	$102,922
Agency securities	—	47,548	—	47,548
Certificates of deposit and time deposits	—	42,484	—	42,484
Commercial paper	—	37,881	—	37,881
Corporate debt securities	—	250,854	—	250,854
Municipal securities	—	1,902	—	1,902
International government securities	—	3,997	—	3,997
Total investments	$—	$487,588	$—	$487,588
Total assets	$124,760	$502,584	$—	$627,344

As of June 30, 2016, the Group had $483.4 million of investments with an original maturity date of less than 24 months, which were classified as short-term investments on the Group’s statement of financial position. Additionally, the Group had certificates of deposit and time deposits totaling $4.2 million which were classified as long-term and were included in other non-current assets on the Group’s statement of financial position.
The Group had no financial assets or liabilities measured at fair value on a recurring basis as of June 30, 2015. The Group's financial assets include cash and cash equivalents, trade receivables, tax receivables, and short-term and long-term deposits with fixed interest rates.
As of June 30, 2016, the Group’s short-term investments were classified as debt instruments at fair value through other comprehensive income. As of June 30, 2015, the Group’s short-term investments were exclusively comprised of time deposits that matured within one year. Those investments were classified as debt instruments at amortized cost.

As of June 30, 2016, the Group’s investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
Investments
U.S. treasury securities	$102,740	$183	$(1)	$102,922
U.S. agency securities	47,511	37	—	47,548
Certificates of deposit and time deposits	42,614	—	(130)	42,484
Commercial paper	37,881	—	—	37,881
Corporate debt securities	250,388	519	(53)	250,854
Municipal securities	1,900	2	—	1,902
International government securities	3,998	—	(1)	3,997
Total investments	$487,032	$741	$(185)	$487,588

As of June 30, 2016, the Group’s unrealized losses on its certificates of deposit and time deposits included an unrealized loss due to changes in foreign currency exchange rates totaling approximately $0.1 million.

The table below summarizes the Group’s investments by remaining contractual maturity based on the effective maturity date:

	As of June 30,
	2016	2015
	(U.S. $ in thousands)
Recorded as follows:
Due in one year or less	$364,575	$34,651
Due after one year	123,013	344
Total investments	$487,588	$34,995
6. Other Non-operating Income (Expense), Net
Other non-operating income (expense), net consisted of the following:

	Fiscal Year Ended June 30,
	2016	2015	2014
	(U.S. $ in thousands)
Foreign currency exchange gain (loss), net	$376	$(1,328)	$595
Contributions to Atlassian Foundation	(1,463)	(1,297)	(1,170)
Other income	15	10	13
	$(1,072)	$(2,615)	$(562)

7. Expenses
Income (loss) before income tax benefit (expense) included the following expenses:

	Fiscal Year Ended June 30,
	2016	2015	2014
	(U.S. $ in thousands)
Depreciation:
Equipment	$762	$518	$356
Computer hardware and software	9,537	5,428	3,444
Furniture and fittings	720	308	180
Leasehold improvements	3,416	2,800	1,647
Total depreciation	14,435	9,054	5,627
Amortization:
Patents and trademarks	31	31	31
Customer relationships	55	9	67
Software	7,405	6,417	7,591
Total amortization	7,491	6,457	7,689
Total depreciation and amortization	$21,926	$15,511	$13,316
Employee benefits expense:
Salaries and wages	$149,506	$102,220	$68,711
Variable compensation	14,260	13,435	8,645
Payroll taxes	14,250	7,977	5,133
Share-based payment expense	75,480	41,534	11,364
Defined contribution plan expense	10,105	6,964	4,903
Contractor expense	18,352	21,884	14,865
Other	31,946	19,443	12,250
Total employee benefits expense	$313,899	$213,457	$125,871
8. Income Tax
The major components of income tax benefit (expense) for the fiscal years ended June 30, 2016, 2015 and 2014 are as follows:

	Fiscal Year Ended June 30,
	2016	2015	2014
	(U.S. $ in thousands)
Current income tax:
Current income tax charge	$(6,481)	$(12,252)	$(10,760)
Adjustments in respect of current income tax of previous years	987	236	281
Deferred tax:
Benefit relating to origination and reversal of temporary differences	14,536	19,336	7,233
Adjustments in respect of temporary differences of previous years	238	204	—
Income tax benefit (expense)	$9,280	$7,524	$(3,246)

A reconciliation between income tax benefit (expense) and the product of accounting income multiplied by the United Kingdom's domestic tax rate for the fiscal years ended June 30, 2016, 2015 and 2014, is as follows:

	Fiscal Year Ended June 30,
	2016	2015	2014
	(U.S. $ in thousands)
Income (loss) before tax benefit (expense)	$(4,907)	$(749)	$22,228
At the United Kingdom's statutory income tax rate of 20.0%, 20.8% and 22.5% in fiscal 2016, 2015 and 2014, respectively	$981	$155	$(5,001)
Tax effect of amounts that are not taxable (deductible) in calculating taxable income:
Research and development deduction	10,336	5,765	4,542
Share-based payment	(9,039)	(5,124)	(1,563)
Foreign tax credits not utilized	(4,011)	(4,337)	(2,345)
Amortization of intangible assets that do not give rise to deferred taxes	(1,321)	(1,417)	(1,380)
Non-deductible retention on acquisition	(405)	(123)	—
Non-deductible finance costs	—	(655)	—
Non-assessable non-operating items	7,995	9,808	4,242
Foreign tax rate adjustment	3,765	3,151	(726)
Adjustment to deferred tax balance	—	605	(829)
Other items, net	(228)	(540)	(467)
	8,073	7,288	(3,527)
Adjustments in respect to current income tax of previous years	1,207	236	281
Income tax benefit (expense)	$9,280	$7,524	$(3,246)

Deferred tax

	Consolidated Statements of Financial Position		Consolidated Statements of Operations

	As of June 30,		Fiscal Year Ended June 30,
	2016	2015	2016	2015
	(U.S. $ in thousands)		(U.S. $ in thousands)
Depreciation and amortization for tax purposes	$2,791	$3,290	$(498)	$146
Provisions, accruals and prepayments	4,832	7,177	(2,279)	4,453
Deferred revenue	4,973	—	4,973	—
Unrealized foreign currency exchange losses (gains)	(119)	(45)	(140)	156
Carried forward tax losses—equity	—	—	—	(4,975)
Carried forward tax losses—business combinations	1,140	1,281	(141)	(24)
Carried forward tax credits—credited to profit and loss	33,867	16,922	16,945	11,650
Carried forward tax credits—credited to payable	—	—	—	(349)
Carried forward tax offset	—	185	—	—
Intangible assets acquired through business combinations	(928)	(1,224)	296	41
Tax benefit from share plans—income	17,818	10,921	6,896	8,442
Tax benefit from share plans—equity	55,549	37,339	(11,512)	—
Other, net	849	754	234	—
Deferred tax benefit			$14,774	$19,540
Deferred tax assets, net	$120,772	$76,600
Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	$127,411	$81,519
Deferred tax liabilities	(6,639)	(4,919)
Deferred tax assets, net	$120,772	$76,600
Amounts recognized directly in equity:
Net deferred tax—credited directly to equity	$29,584	$12,960
	$29,584	$12,960
Items for which no deferred tax asset has recognized:
Unused tax losses for which no deferred tax asset has been recognized	$3,539	$691
Capital loss	1,292	1,292
Research and development credits	2,556	1,833
	$7,387	$3,816

	2016	2015
	(U.S. $ in thousands)
Reconciliation of deferred tax assets, net
Balance as of July 1,	$76,600	$45,286
Deferred tax charge for the year	14,774	19,540
Credited to equity	29,584	12,960
Adjustment in respect of income tax payable	(186)	(1,177)
Carryforward tax offset	—	185
Impact from business combinations	—	(194)
Balance as of June 30,	$120,772	$76,600
The $29.6 million and $13.0 million credited to equity in fiscal 2016 and 2015, respectively, represents the deferred tax benefit of share-based payments in excess of the cumulative expense recognized to date of the share-

based award. The total deferred tax benefit is determined using the intrinsic value of the share-based award as of each reporting date.
The Group has tax losses for carry forward available for offsetting against future taxable profits of $5.2 million, which will begin to expire in the fiscal year ending June 30, 2034. Additionally, the Group has tax losses for carry forward available for offsetting against future taxable profits of $1.6 million, which can be carried forward indefinitely.
The Group has carryforward research and development credits (“R&D credits”) of $31.2 million in Australia and $4.0 million in the United States, which can be carried forward indefinitely. Of these credits, the Group has not recognized a deferred tax asset on its statement of financial position for the $4.0 million of R&D credits in the United States. The Group also has carryforward R&D credits in the United States of $3.8 million and $0.9 million, which will begin to expire in the fiscal years ending June 30, 2036 and June 30, 2017, respectively. Of these credits, the Group has not recognized a deferred tax asset on its statement of financial position for the $0.9 million of R&D credits that expire in June 30, 2017.
The Group has not recognized deferred tax assets of $1.3 million for a capital loss carryforward, which can be carried forward indefinitely.
9. Trade Receivables
The Group’s trade receivables consisted of the following:

	As of June 30,
	2016	2015
	(U.S. $ in thousands)
Trade receivables	$15,233	$11,854
Provision for impairment of receivables	—	(107)
	$15,233	$11,747
As of June 30, 2016, two customers individually accounted for more than 10% of the total trade receivables balance. These customers, both of which are channel partners, each represented 11% and 10% of total trade receivables as of June 30, 2016. As of June 30, 2015, one customer individually accounted for more than 10% of the total trade receivables balance. This customer, a channel partner, represented 11% of total trade receivables as of June 30, 2015.
Impaired trade receivables
As of June 30, 2016 and June 30, 2015, the Group had a provision for impaired receivables of $0 and $107,000, respectively. The aging of these receivables is as follows:

	As of June 30,
	2016	2015
	(U.S. $ in thousands)
Three to six months	$—	$105
Over six months	—	2
	$—	$107
The movements in the provision for impairment of receivables were as follows:

(U.S. $ in thousands)
As of July 1, 2014	$4
Charge for the year	107
Unused amount reversed	(4)
As of June 30, 2015	$107
Charge for the period	—
Unused amount reversed	(107)
As of June 30, 2016	$—

Past due but not impaired
As of June 30, 2016 and June 30, 2015, trade receivables that were past due but not impaired totaled $3.5 million and $2.3 million, respectively. These relate to a number of partners and customers for whom there is no recent history of default. The aging analysis of these trade receivables is as follows:

	As of June 30,
	2016	2015
	(U.S. $ in thousands)
Up to three months	$3,383	$1,750
Three to six months	103	540
	$3,486	$2,290
Foreign exchange and interest rate risk
See Note 5, "Financial risk management," for information about the Group's exposure to foreign currency risk and interest rate risk in relation to trade receivables.
Fair value and credit risk
Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value.
The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of receivables mentioned above. The fair value of securities held for certain trade receivables is insignificant, as is the fair value of any collateral sold or repledged. Refer to Note 5, “Financial risk management,” for more information on the risk management policy of the Group and the credit quality of the entity's trade receivables.

10. Property and Equipment
Property and equipment, net consisted of the following:

	Equipment	Computer Hardware and Software	Furniture and Fittings	Leasehold Improvements	Total
	(U.S. $ in thousands)
As of June 30, 2015
Opening cost balance	$1,312	$16,370	$1,171	$9,247	$28,100
Additions	1,233	21,507	2,591	9,731	35,062
Disposals	(47)	(1,392)	(145)	(519)	(2,103)
Effect of change in exchange rates	(16)	(23)	(32)	(9)	(80)
Closing cost balance	2,482	36,462	3,585	18,450	60,979

Opening accumulated depreciation	(765)	(7,618)	(613)	(3,066)	(12,062)
Depreciation expense	(518)	(5,427)	(309)	(2,800)	(9,054)
Effect of change in exchange rates	14	14	21	4	53
Disposals	47	1,343	123	519	2,032
Closing accumulated depreciation	(1,222)	(11,688)	(778)	(5,343)	(19,031)
Net book amount	1,260	24,774	2,807	13,107	41,948
As of June 30, 2016
Opening cost balance	2,482	36,462	3,585	18,450	60,979
Additions	1,215	21,695	1,895	6,667	31,472
Disposals	(293)	(6,012)	(59)	(11)	(6,375)
Effect of change in exchange rates	(4)	(4)	(12)	8	(12)
Closing cost balance	3,400	52,141	5,409	25,114	86,064

Opening accumulated depreciation	(1,222)	(11,688)	(778)	(5,343)	(19,031)
Depreciation expense	(762)	(9,537)	(720)	(3,416)	(14,435)
Effect of change in exchange rates	(1)	—	—	7	6
Disposals	258	5,835	54	11	6,158
Closing accumulated depreciation	(1,727)	(15,390)	(1,444)	(8,741)	(27,302)
Net book amount	$1,673	$36,751	$3,965	$16,373	$58,762

11. Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather tested for impairment at least annually during the fourth quarter.
Goodwill consisted of the following:

Goodwill
(U.S. $ in thousands)
Balance as of July 1, 2014	$1,724
Additions	5,357
Effect of change in exchange rates	71
Balance as of June 30, 2015	$7,152
Effect of change in exchange rates	(14)
Balance as of June 30, 2016	$7,138

Impairment test for goodwill

The Group operates as a single CGU and all goodwill is allocated to this unit. The recoverable amount of goodwill was assessed by comparing the market capitalization of the Group to its book value, among other qualitative factors, when reviewing for indicators of impairment.

The cash flow projections were approved by management and cover a three-year period.

The key assumptions used in the calculation include:

•Discount rate of 17%;

•Budgeted margins based on past performance and future expectations; and

•Terminal growth rate consistent with the long-term growth rate from the Consumer Price Index.

There was no impairment of goodwill during the fiscal years ended June 30, 2016, 2015, and 2014.
Intangible assets
Intangible assets consisted of the following:

	Patents, Trademarks and Other Rights	Software	Employee Contracts	Customer Relationships	In-Process R&D	Total
	(U.S. $ in thousands)
As of June 30, 2015
Opening cost balance	$220	$67,494	$3,631	$374	$—	$71,719
Additions	—	5,102	—	110	3,220	8,432
Effect of change in exchange rates	—	140	—	—	—	140
Closing cost balance	220	72,736	3,631	484	3,220	80,291

Opening accumulated amortization	(73)	(48,657)	(3,631)	(374)	—	(52,735)
Amortization charge	(31)	(6,417)	—	(9)	—	(6,457)
Effect of change in exchange rates	—	—	—	—	—	—
Closing accumulated amortization	(104)	(55,074)	(3,631)	(383)	—	(59,192)
Net book amount	116	17,662	—	101	3,220	21,099
As of June 30, 2016
Opening cost balance	220	72,736	3,631	484	3,220	80,291
Transfers	—	3,220	—	—	(3,220)	—
Effect of change in exchange rates	—	(30)	—	—	—	(30)
Closing cost balance	220	75,926	3,631	484	—	80,261

Opening accumulated amortization	(104)	(55,074)	(3,631)	(383)	—	(59,192)
Amortization charge	(31)	(7,405)	—	(55)	—	(7,491)
Effect of change in exchange rates	—	(1)	—	—	—	(1)
Closing accumulated amortization	(135)	(62,480)	(3,631)	(438)	—	(66,684)
Net book amount	$85	$13,446	$—	$46	$—	$13,577
As of June 30, 2016, no development costs have qualified for capitalization, and all development costs have been expensed as incurred. As of June 30, 2016, the remaining amortization period for software ranged from approximately 1 to 5 years.

12. Business Combinations
During the fiscal year ended June 30, 2015, the Group acquired three companies for an aggregate of $10.6 million in cash, net of cash acquired, and $1.9 million of deferred consideration related to indemnification hold-backs, and has included the financial results of these companies in its consolidated financial statements from the date of each respective acquisition. The Group accounted for these transactions as business combinations. In allocating the purchase consideration based on estimated fair values, the Group recorded $7.5 million of acquired intangible assets with useful lives of two to five years, which included $4.3 million of software and $3.2 million of in-process research and development that met the definition of an intangible asset under IAS 38, Intangible Assets, that will be amortized upon technical completion, $5.4 million of goodwill, $0.8 million of net tangible assets, including cash acquired, $1.3 million of deferred tax assets and $1.5 million of deferred tax liabilities.
The Group did not have any business combinations during the fiscal year ended June 30, 2016.
13. Other Balance Sheet Accounts
Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	As of June 30,
	2016	2015
	(U.S. $ in thousands)
Cash and bank deposits	$119,953	$172,062
Time deposits	—	15,032
Agency securities	8,998	—
Commercial paper	5,998	—
Money market funds	124,760	—
Total cash and cash equivalents	$259,709	$187,094
As of June 30, 2016, $0.5 million of the Group’s cash and bank deposits balance were used for commitments of standby letters of credit related to facility leases and were not available for the Group’s use in its operations.
Prepaid expenses and other current assets
Prepaids and other current assets consisted of the following:

	As of June 30,
	2016	2015
	(U.S. $ in thousands)
Prepaid expenses	$8,625	$4,740
Accrued interest income on short-term investments	1,968	73
Other receivables	2,555	1,551
Other current assets	1,030	2,236
Total prepaid expenses and other current assets	$14,178	$8,600
Other receivables generally arise from transactions outside the normal operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally required.

Other non-current assets
Other non-current assets consisted of the following:

	As of June 30,
	2016	2015
	(U.S. $ in thousands)

Security deposits	$4,783	$5,276
Other non-current assets	764	1,536
	$5,547	$6,812

As of June 30, 2016 and 2015, the Group had certificates of deposit and time deposits totaling $4.2 million which were classified as long-term and were included in security deposits.
Trade and other payables
Trade and other payables consisted of the following:

	As of June 30,
	2016	2015
	(U.S. $ in thousands)
Trade payables	$9,561	$10,598
Accrued expenses	21,358	14,915
Corporate bonus plan accrual	12,699	12,156
Retention bonus	2,129	2,243
Sales and indirect taxes	5,010	3,004
Operating lease payable	766	526
Deferred acquisition-related consideration	935	1,025
Other payables	5,428	8,169
	$57,886	$52,636
Current provisions
Current provisions consisted of the following:

	As of June 30,
	2016	2015
	(U.S. $ in thousands)
Employee benefits	$4,716	$3,314
Current provisions for employee benefits include accrued annual leave and long service leave. Long service leave covers all unconditional entitlements where employees have completed the required period of service and those where employees are entitled to pro rata payments.

Non-current provisions
Non-current provisions consisted of the following:

	As of June 30,
	2016	2015
	(U.S. $ in thousands)
Employee benefits	$929	$617
Dilapidation provision	1,241	1,256
	$2,170	$1,873
The non-current provision for employee benefits includes long service leave as described above.
The dilapidation provision relates to certain lease arrangements for office space entered into by the Group. These lease arrangements require the Group to restore each premise to its original condition upon lease termination. Accordingly, the Group records a provision for the present value of the estimated future costs to retire long-lived assets at the expiration of these leases.
Other non-current liabilities
Other non-current liabilities consisted of the following:

	As of June 30,
	2016	2015
	(U.S. $ in thousands)
Retention bonuses	$881	$1,043
Deferred rent	4,889	4,346
Other non-current liabilities	775	1,438
	$6,545	$6,827

14. Shareholders’ Equity
Share capital

	As of June 30,		As of June 30,
	2016	2015	2016	2015
	(number of shares)		(U.S. $ in thousands)
Details
Class A ordinary shares	75,505,973	3,251,160	$7,550	$325
Class B ordinary shares	140,696,234	140,756,842	14,070	14,076
Series A preference shares	—	12,387,798	—	1,239
Series B preference shares	—	15,046,180	—	1,504
Restricted shares	—	13,163,778	—	1,317
	216,202,207	184,605,758	$21,620	$18,461

Movements in Class A ordinary share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of July 1, 2014	3,251,160	$325
Balance as of June 30, 2015	3,251,160	325
Issuance at IPO	22,000,000	2,200
Conversion of Series A preference shares upon IPO	12,387,798	1,239
Conversion of restricted shares upon IPO	16,942,870	1,694
Conversion of Class B ordinary shares	15,224,430	1,522
Exercise of share options	2,652,588	265
Issuance for settlement of RSUs	2,911,229	291
Vesting of share options that were early exercised	135,898	14
Balance as of June 30, 2016	75,505,973	$7,550
Movements in Class B ordinary share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of July 1, 2014	140,756,842	$14,076
Balance as of June 30, 2015	140,756,842	14,076
Conversion of Series B preference shares upon IPO	15,046,180	1,504
Exercise of share options	117,642	12
Conversion to Class A ordinary shares	(15,224,430)	(1,522)
Balance as of June 30, 2016	140,696,234	$14,070
Movements in Series A preference share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of July 1, 2014	12,387,798	$1,239
Balance as of June 30, 2015	12,387,798	1,239
Conversion to Class A ordinary shares	(12,387,798)	(1,239)
Balance as of June 30, 2016	—	$—

Movements in Series B preference share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of July 1, 2014	15,046,180	$1,504
Balance as of June 30, 2015	15,046,180	1,504
Conversion to Class B ordinary shares	(15,046,180)	(1,504)
Balance as of June 30, 2016	—	$—
Movements in restricted share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of July 1, 2014	10,460,992	$1,046
Exercise of share options, net of early exercise activity	2,094,544	210
Vesting of share options that were early exercised	608,242	61
Balance as of June 30, 2015	13,163,778	1,317
Exercise of share options, net of early exercise activity	3,565,382	356
Vesting of share options that were early exercised	213,710	21
Conversion to Class A ordinary shares	(16,942,870)	(1,694)
Balance as of June 30, 2016	—	$—
Ordinary shares
Nominal value
Ordinary shares have a nominal value of $0.10.
Conversion
If the aggregate number of Class B ordinary shares comprises less than 10% of the total shares of the Company then in issue, each Class B ordinary share will automatically convert into one Class A ordinary share.
Upon consent of at least 66.66% of the Class B ordinary shares, each Class B ordinary share will convert into one Class A ordinary share. A Class B ordinary shareholder may elect at any time to convert any of its Class B ordinary shares into Class A ordinary shares on a one-for-one basis. Upon a transfer of Class B ordinary shares to a person or entity that is not a permitted Class B ordinary share transferee as defined in the Company’s articles of association, each Class B ordinary share transferred converts into one Class A ordinary share.
Dividend rights
Any dividend declared by the company shall be paid on the Class A ordinary shares and the Class B ordinary shares pari passu as if they were all shares of the same class.
Voting rights
Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to 10 votes.
Preference shares
Upon the closing of our IPO, all then-outstanding Series A preference shares automatically converted into an aggregate of 12.4 million Class A ordinary shares and all then-outstanding Series B preference shares automatically converted into an aggregate of 15.0 million Class B ordinary shares.

Restricted shares
Upon the closing of our IPO, all then-outstanding restricted shares automatically converted into an aggregate of 17.2 million Class A ordinary shares.

15. Reserves
Reserves comprise the following:

	As of June 30,
	2016	2015	2014
	(U.S. $ in thousands)
Reserves
Share premium	$441,734	$5,744	$2,677
Other capital reserves	244,335	146,794	92,300
Foreign currency translation reserve	4,149	4,153	4,035
Investments at fair value through other comprehensive income reserve	550	—	—
	$690,768	$156,691	$99,012

Amount
(U.S. $ in thousands)
Share premium
Balance as of July 1, 2013	$—
Share options exercise	2,677
Balance as of June 30, 2014	2,677
Share options exercise	2,128
Early exercise vesting	939
Balance as of June 30, 2015	5,744
Share issuance at IPO	429,273
Share options exercise	6,098
Early exercise vesting	619
Balance as of June 30, 2016	$441,734

	Capital redemption reserve	Merger reserve	Share-based payments	Total
	(U.S. $ in thousands)
Other capital reserves
Balance as of July 1, 2013	$—	$32,943	$12,455	$45,398
Issue of share options	—	—	910	910
Share-based payments	—	—	11,364	11,364
Tax benefit from share plans	—	—	32,530	32,530
Redemption of redeemable shares	98	—	—	98
Share options exercise	—	1,056	—	1,056
Early exercise vesting	—	944	—	944
Balance as of June 30, 2014	98	34,943	57,259	92,300
Share-based payments	—	—	41,534	41,534
Tax benefit from share plans	—	—	12,960	12,960
Balance as of June 30, 2015	98	34,943	111,753	146,794
Share issuance for settlement of RSUs	—	—	(291)	(291)
Shares withheld related to net share settlement of RSUs	—	—	(5,395)	(5,395)
Share-based payments	—	—	75,480	75,480
Tax benefit from share plans	—	—	27,747	27,747
Balance as of June 30, 2016	$98	$34,943	$209,294	$244,335

Amount
(U.S. $ in thousands)
Foreign currency translation
Balance as of July 1, 2013	$4,010
Translation adjustment	25
Balance as of June 30, 2014	4,035
Translation adjustment	118
Balance as of June 30, 2015	4,153
Translation adjustment	(4)
Balance as of June 30, 2016	$4,149

Amount
(U.S. $ in thousands)
Investments at fair value through other comprehensive income reserve
Balance as of July 1, 2013	$—
Balance as of June 30, 2014	—
Balance as of June 30, 2015	—
Net change in unrealized gain (loss) on investments classified at fair value through other comprehensive income, net of tax	550
Balance as of June 30, 2016	$550

Share premium

Share premium consists of additional consideration for shares above the nominal value of shares in issue.

Other capital reserves

Capital redemption reserve

Capital redemption reserve is a non-distributable reserve arising on redemption of redeemable shares.

Merger reserve

In conjunction with the Reorganization, the Group elected to take the merger relief exemptions within the United Kingdom’s Companies Act 2006. The consolidated financial statements are therefore presented as if the Company had been the parent company of the Group throughout the periods presented. Merger accounting principles for these combinations gave rise to a merger reserve in the consolidated statements of financial position, being the difference between the nominal value of shares issued by the Company for the acquisition of the shares of the subsidiary and the subsidiary’s own share capital and share premium account.

Share-based payments

Share-based payments represent the current period’s expense related to the fair value of share options issued to employees. Tax benefits from share plans represent the deferred tax benefit of share-based payments in excess of the expense already recognized over the life of the share-based award. The total deferred tax benefit is determined using the intrinsic value of the share-based award as at the reporting date. Issuance of ordinary shares for settlement of RSUs represents the release of ordinary shares to our employees as RSUs vest. Shares withheld related to net share settlement of RSUs represents the portion of employees' RSUs that were withheld to meet their withholding tax obligations upon the IPO vesting event. This settlement option was only offered upon our IPO, and following the IPO, employees’ RSUs are sold in order to cover their tax obligations.

Foreign currency translation

Exchange differences arising on translation of foreign subsidiaries are recognized in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to the consolidated statements of operations when the net investment is disposed.

Investments at fair value through other comprehensive income

The change in fair value for the Group’s financial instruments classified at fair value through other comprehensive income are recognized in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to the consolidated statements of operations upon the sale of the investment or at maturity date.

16. Dividends
During the fiscal years ended June 30, 2016 and 2015, the Company did not pay any cash dividends. During the fiscal year ended June 30, 2014, the Company declared and paid a dividend of $0.06 per each fully paid ordinary and preference share outstanding on November 20, 2013, which totaled $10.0 million.
17. Earnings Per Share
Basic and diluted net income per share attributable to ordinary shareholders is presented in conformity with the two-class method required for participating shares. Upon the closing of our IPO, all then-outstanding Series A preference shares automatically converted into 12.4 million Class A ordinary shares, all then-outstanding restricted shares automatically converted into 17.2 million Class A ordinary shares and all then-outstanding Series B preference shares automatically converted into an aggregate of 15.0 million Class B ordinary shares. The Group considered its then-outstanding Series A preference shares and Series B preference shares to be participating securities. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting, conversion and transfer rights.
Under the two-class method, net income attributable to ordinary shareholders is determined by allocating undistributed earnings, calculated as net income less current period dividends paid to preference shares, between ordinary shares and preference shares based on their respective dividend allocations. Basic earnings per share is computed by dividing the net income attributable to ordinary shareholders by the weighted-average number of ordinary shares outstanding during the period. Diluted earnings per share is computed by giving effect to all potential weighted-average dilutive shares. The dilutive effect of outstanding awards is reflected in diluted earnings per share by application of the treasury stock method.
A reconciliation of the calculation of basic and diluted earnings per share is as follows:

	Fiscal Year Ended June 30,
	2016	2015	2014
	(U.S. $ in thousands, except per share data)
Numerator:
Net income	$4,373	$6,775	$18,982
Less: Dividends paid to preference shares	—	—	(1,740)
Less: Dividends paid to ordinary shares	—	—	(8,260)
Less: Allocation of undistributed earnings to preference shares—basic	(274)	(1,084)	(1,536)
Undistributed net income attributable to ordinary shareholders—basic	4,099	5,691	7,446
Add: Reallocation of undistributed earnings to ordinary shares	14	9	18
Undistributed net income attributable to ordinary shareholders—diluted	$4,113	$5,700	$7,464
Distributed earnings to ordinary shares	$—	$—	$8,260
Denominator:
Weighted-average ordinary shares outstanding—basic	182,773	144,008	141,530
Effect of potentially dilutive shares:
Share options and RSUs	10,708	1,492	2,072
Weighted-average ordinary shares outstanding—diluted	193,481	145,500	143,602
Net income per share attributable to ordinary shareholders:
Distributed earnings—basic	$—	$—	$0.06
Undistributed earnings—basic	0.02	0.04	0.05
Basic net income per share	$0.02	$0.04	$0.11
Distributed earnings—diluted	$—	$—	$0.06
Undistributed earnings—diluted	0.02	0.04	0.05
Diluted net income per share	$0.02	$0.04	$0.11

18. Commitments
Operating lease commitments
The Group leases various offices in locations such as Amsterdam, the Netherlands; the San Francisco Bay Area and Austin, United States; Sydney, Australia; Manila, the Philippines; and Yokohama, Japan under non-cancellable operating leases expiring within one to six years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. The Group incurred rent expense on its operating leases of $8.3 million, $6.2 million and $4.1 million during the fiscal years ended June 30, 2016, 2015 and 2014, respectively.
Additionally, the Group has contractual commitments for services with third-parties related to its data centers. These commitments are non-cancellable and expire within one to four years.
Commitments for minimum lease payments in relation to non-cancellable operating leases and purchase obligations in relation to our colocation data centers as of June 30, 2016 were as follows:

	Operating Leases	Other Contractual Commitments	Total
	(U.S. $ in thousands)
Fiscal Period:
Year ending 2017	$12,284	$6,816	$19,100
Years ending 2018 - 2021	34,626	7,427	42,053
Thereafter	2,276	—	2,276
Total minimum lease payments	$49,186	$14,243	$63,429

19. Related Party Transactions
Key management personnel compensation
All directors and executive management have authority and responsibility for planning, directing and controlling the activities of the Group, and are considered to be key management personnel.
Compensation for the Company's key management personnel is as follows:

	Fiscal Year Ended June 30,
	2016	2015	2014
	(U.S. $ in thousands)
Executive management
Short-term compensation and benefits	$3,365	$2,135	$2,367
Post-employment benefits	96	88	82
Share-based payments	15,985	3,940	2,575
	$19,446	$6,163	$5,024
Board of directors
Cash remuneration	$241	$—	$—
Share-based payments	1,482	170	363
	$1,723	$170	$363
Early exercises of share options by key management personnel
During the fiscal years ended June 30, 2016 and 2015, no board members and no executives early exercised share options. As of June 30, 2016 and 2015, outstanding shares included 156,251 and 505,859 shares, respectively, subject to repurchase as they were early exercised and unvested. The Company retains the right to repurchase, at the original exercise price, any unvested (but issued) shares during the repurchase period following employee termination. These amounts have been recorded on the consolidated statements of financial position as a liability as of June 30, 2016 and 2015. Amounts reclassified into contributed equity during the fiscal years ended June 30, 2016 and 2015 as a result of the vesting of the early exercised shares was $0.7 million and $1.0 million, respectively.
Loans to key management personnel
The Company did not enter into any loan agreements with board members of the Company or executives of the Group.
There were no other transactions with key management personnel during fiscal years ended June 30, 2016, 2015 and 2014.

20. Revenues by Geographic Region
The Group’s revenues by geographic region are as follows:

	Fiscal Year Ended June 30,
	2016	2015	2014
	(U.S. $ in thousands)
Americas	$232,793	$159,380	$109,306
EMEA	178,087	127,704	84,767
Asia Pacific	46,178	32,437	21,036
	$457,058	$319,521	$215,109
Revenues from the United States totaled approximately $206 million, $141 and $97 million for the fiscal years ended June 30, 2016, 2015, and 2014, respectively. Revenues from our country of domicile, the United Kingdom, totaled approximately $34 million, $27 million and $17 million for the fiscal years ended June 30, 2016, 2015 and 2014, respectively.
21. Share-based Payments
The Group maintains four share-based employee compensation plans: the 2015 Share Incentive Plan (“2015 Plan”), the 2014 Restricted Share Unit Plan (“2014 Plan”), the Atlassian Corporation Plc 2013 U.S. Share Option Plan (“2013 U.S. Option Plan”) and the Atlassian UK Employee Share Option Plan (“UK Option Plan”, together with the 2013 U.S. Option Plan, the “Option Plans”). In October 2015, the Board of Directors approved the 2015 Plan, and in November 2015, our shareholders adopted the 2015 Plan, effective on our IPO, which serves as the successor to the 2014 Plan and the Option Plans and provides for the issuance of incentive and nonstatutory share options, share appreciation rights, restricted share awards, RSUs, unrestricted share awards, cash-based awards, performance share awards, performance-based awards to covered employees, and dividend equivalent rights to qualified employees, directors and consultants. Under the 2015 Plan, a total of 20,700,000 Class A ordinary shares were initially reserved for the issuance of awards, subject to annual increases.
RSU grants generally vest 25% on the one year anniversary and 1/12th vest over the remaining three years, on a quarterly basis thereafter.
Prior to our IPO, RSUs issued under the 2014 Plan required the satisfaction of a time-based service condition as well as a liquidity condition, defined as a sale or listing of the Company. The liquidity condition was satisfied upon our IPO. Following our IPO, participants of the 2015 Plan and 2014 Plan must only continue to provide services to a Group entity over the time-based service period to be entitled to the Class A ordinary shares underlying the RSUs. Although no future awards will be granted under the 2014 Plan, it will continue to govern outstanding awards granted thereunder.
The Option Plans allowed for the issuance of options to purchase restricted shares. Effective upon our IPO, all restricted shares automatically converted to Class A ordinary shares and under the Option Plans, the shares underlying the options converted to Class A ordinary shares. Although no future awards will be granted under the Option Plans, they will continue to govern outstanding awards granted thereunder.
Under the Option Plans, share options have a contractual life of seven to ten years and typically follow a standard vesting schedule over a 4 year period: 25% vest after one year and 1/48th monthly vesting for the 36 months thereafter. Individuals must continue to provide services to a Group entity in order to vest. Upon termination, all unvested options are forfeited and vested options must generally be exercised within three months.

RSU and share option activity was as follows:

		Share Options
	Shares Available for Grant	Share Options Outstanding	Weighted Average Exercise Price	Restricted Share Units Outstanding
Balance as of July 1, 2014	2,894,890	20,748,814	$1.78	1,103,392
Increase in shares authorized:
2014 Plan	7,500,000	—	—	—
RSUs granted	(9,201,359)	—	—	9,201,359
RSUs canceled	455,530	—	—	(455,530)
Share options granted	(500,000)	500,000	14.67	—
Share options exercised	—	(2,111,211)	1.11	—
Share options canceled	2,204,139	(2,204,139)	2.46	—
Balance as of June 30, 2015	3,353,200	16,933,464	2.11	9,849,221
Increase in shares authorized:
2014 Plan	7,770,000	—	—	—
2015 Plan	20,700,000	—	—	—
RSUs granted	(7,262,585)	—	—	7,262,585
RSUs canceled	1,739,357	—	—	(1,739,357)
RSUs settled	—	—	—	(3,168,096)
Share options exercised	—	(6,217,970)	1.08	—
Share options canceled	1,403,669	(1,403,669)	7.07	—
2014 Plan shares terminated	(6,862,133)	—	—	—
Option Plans shares terminated	(3,312,292)	—	—	—
Balance as of June 30, 2016	17,529,216	9,311,825	$2.04	12,204,353
Share options vested and exercisable as of June 30, 2015		10,714,451	$1.24
Share options vested and exercisable as of June 30, 2016		6,912,082	$1.76
The 2014 Plan and the Option Plans were terminated in connection with our IPO, and accordingly, no shares are available for issuance under these plans.
The weighted-average remaining contractual life for options outstanding as of June 30, 2016 and June 30, 2015 was 3.8 years and 4.5 years, respectively.
Options exercisable as of June 30, 2016 and June 30, 2015, had a weighted-average remaining contractual life of approximately 3.2 years and 3.4 years, respectively.
The following table summarizes information about share options outstanding as of June 30, 2016:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price	Weighted- Average Remaining Years
$0.40 - 0.60	2,189,995	$0.52	2,102,670	$0.52	1.67
$1.43 - 1.59	573,485	1.55	568,380	1.55	2.80
$1.92 - 2.16	2,006,437	2.06	1,856,267	2.06	3.39
$2.40 - 2.63	2,007,185	2.41	1,474,924	2.41	3.84
$2.92 - 3.18	2,534,723	3.14	909,841	3.11	5.45
	9,311,825	$2.04	6,912,082	$1.76	3.18

The following table summarizes information about restricted share options outstanding as of June 30, 2015:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price	Weighted- Average Remaining Years
$0.41 - $0.62	6,254,512	$0.48	6,030,495	$0.48	2.36
$1.43 - $1.59	1,249,265	1.54	975,001	1.53	3.77
$1.92 - $2.16	2,475,439	2.06	1,530,714	2.05	4.39
$2.40 - $2.63	2,669,251	2.42	1,373,007	2.42	4.84
$2.92 - $3.18	3,784,997	3.14	805,234	3.10	6.31
$14.67	500,000	14.67	—
	16,933,464	$2.11	10,714,451	$1.24	3.39
Class B ordinary share option activity was as follows:

	Shares Available for Grant	Outstanding Share Options	Weighted- Average Exercise Price
Balance as of June 30, 2014	—	1,552,500	$0.68
Balance as of June 30, 2015	—	1,552,500	$0.56
Exercised	—	(117,642)	$0.24
Balance as of June 30, 2016	—	1,434,858	$0.56
Class B ordinary share options exercisable as of June 30, 2016 and June 30, 2015 had a weighted-average remaining contractual life of approximately 1.9 years and 2.8 years, respectively. Class B ordinary share options are denominated in Australian dollars.
The following table summarizes information about the Class B ordinary share options outstanding as of June 30, 2016:

	Options Outstanding		Options Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price	Weighted- Average Remaining Years
$0.24	184,858	$0.24	184,858	$0.24	1.36
0.61	1,250,000	0.61	1,250,000	0.61	1.92
	1,434,858	$0.56	1,434,858	$0.56	1.85
The following table summarizes information about the Class B ordinary share options outstanding as of June 30, 2015:

	Options Outstanding		Options Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price	Weighted- Average Remaining Years
$0.24	302,500	$0.24	302,500	$0.24	2.36
0.63	1,250,000	0.63	1,250,000	0.63	2.92
	1,552,500	$0.56	1,552,500	$0.56	2.81
All share-based payments are measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (generally the four-year vesting period of the award).

Prior to the IPO, the Group enlisted the assistance of a third-party valuation firm in order to perform the valuation of RSUs using assumptions provided by management. As discussed above, prior to the effectiveness of the IPO, the Group’s RSUs contained a non-time based vesting condition. Pursuant to IFRS 2, Share-based payment, the fair value of RSUs granted prior to the IPO were reduced to reflect the impact of this non-time based vesting condition.
The weighted-average grant date fair value of the RSUs issued during the fiscal years ended June 30, 2016 and 2015 was $21.61 per share and $13.85 per share, respectively.
There were no share options granted during the fiscal year ended June 30, 2016. During the fiscal years ended June 30, 2015 and 2014, there were 500,000 and 6,329,300 share options granted, respectively. The fair value of the share option grants were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions and fair value per share:

	Fiscal Year Ended June 30,
	2015	2014
Fair value of underlying shares	$14.97	$2.92 - 9.78
Exercise price	$14.67	$2.92 - 3.18
Expected volatility	41%	39 - 43%
Expected term (in years)	4.0	4.0 - 5.0
Risk-free interest rate	1.3%	1.0 - 1.3%
Dividend yield	—%	—%
Fair value per share option	$5.13	$1.05 - 6.96
The exercise price of share options is established on the grant date and is determined by the Board of Directors. As the share options granted during the fiscal years ended June 30, 2015 and 2014 were prior to our IPO, there was no active external or internal market for the shares of the Group at the date of the grant. In order to determine the fair value of the Group’s restricted shares prior to the IPO, the Group enlisted the assistance of a third-party valuation firm. As a substitute, a peer group of companies was used to calculate volatility. The estimated term for share options was based on the vesting terms and contractual lives of the options as well as expectations around employee vesting behavior. The risk-free interest rate is based on the rate for a U.S. government security with the same estimated life at the time of the option grant.
As of June 30, 2016, the Group had an aggregate of $122.6 million of future period share-based payment expense related to all equity awards outstanding, net of estimated forfeitures, to be amortized over a weighted-average period of 1.5 years.