Form 20-F
period 2017-06-30
Atlassian Corp Plc
filed 2017-09-01
CIK 1650372

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2017
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
As of June 30, 2017, 93,194,373 Class A Ordinary Shares and 135,283,942 Class B Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files. Yes ☐ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, smaller reporting company, or an emerging growth company. See definitions of “large accelerated filer, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer ☑  Accelerated filer ☐  Non-accelerated filer ☐  Smaller reporting company ☐  Emerging growth company ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☑ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

ANNUAL REPORT

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that articulate our expectations, strategy, plans or intentions. Forward-looking statements contained in this annual report include, but are not limited to, statements about:

•	our future financial performance, including our revenues, cost of revenues, gross profit or gross margin and operating expenses;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	our ability to increase the number of customers using our software;

•	our ability to attract and retain customers to use our products and solutions;

•	our ability to successfully expand in our existing markets and into new markets;

•	our ability to effectively manage our growth and future expenses;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to grow our cloud offering;

•	our future profitability;

•	our ability to comply with modified or new laws and regulations applying to our business, including privacy and data security regulations;

•	our ability to attract and retain qualified employees and key personnel;

•	our ability to extend our teamwork platform by successfully integrating Trello’s collaboration service to our existing project management, content creation and communication products; and

•	future acquisitions of, or investments in, complementary companies, products, services or technologies.
We caution you that the foregoing list may not contain all of the forward-looking statements made in this annual report.
You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in this annual report primarily on our current expectations and projections about future events and trends that we believe may affect our business, financial condition, results of operations and prospects. The outcome of the events described in these forward-looking statements is subject to risks, uncertainties and other factors described in “Risk Factors” and elsewhere in this annual report. Moreover, we operate in a very competitive and rapidly changing environment. New risks and uncertainties emerge from time to time, and it is not possible for us to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this annual report. The results, events and circumstances reflected in the forward-looking statements may not be achieved or occur, and actual results, events or circumstances could differ materially from those described in the forward-looking statements.
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
PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

 Not Applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data
The following tables summarize our selected consolidated financial and other data. We derived the consolidated statements of operations data for the fiscal years ended June 30, 2017, 2016, and 2015 and the consolidated summary of financial position data as of June 30, 2017 and 2016 from our audited consolidated financial statements included elsewhere in this annual report. The selected statements of operations data for the fiscal years ended June 30, 2014 and 2013 and the consolidated statement of financial position data as of June 30, 2015 and 2014 are derived from our audited consolidated financial statements that are not included in this annual report. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), which includes all standards issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. You should read the following selected consolidated financial data in conjunction with “Item 4. Information on the Company” and our consolidated financial statements and related notes included elsewhere in this annual report.

Consolidated Statements of Operations Data:

	Fiscal Year Ended June 30,
	2017	2016	2015	2014	2013
	(U.S. $ and shares in thousands, except per share data)
Revenues:
Subscription	$242,128	$146,659	$85,891	$51,007	$28,780
Maintenance	265,521	218,848	160,373	112,134	83,978
Perpetual license	74,565	65,487	57,373	44,186	32,789
Other	37,722	26,064	15,884	7,782	2,965
Total revenues	619,936	457,058	319,521	215,109	148,512
Cost of revenues (1) (2)	119,161	75,783	52,932	37,986	33,031
Gross profit	500,775	381,275	266,589	177,123	115,481
Operating expenses:
Research and development (1)	310,168	208,306	140,853	78,640	57,301
Marketing and sales (1) (2)	134,908	93,391	67,989	34,968	18,795
General and administrative (1)	118,785	85,458	56,033	40,814	25,174
Total operating expenses	563,861	387,155	264,875	154,422	101,270
Operating income (loss)	(63,086)	(5,880)	1,714	22,701	14,211
Other non-operating income (expense), net	(1,342)	(1,072)	(2,615)	(562)	(3,010)
Finance income	4,851	2,116	226	317	474
Finance costs	(75)	(71)	(74)	(228)	(272)
Income (loss) before income tax benefit (expense)	(59,652)	(4,907)	(749)	22,228	11,403
Income tax benefit (expense)	17,148	9,280	7,524	(3,246)	(642)
Net income (loss)	$(42,504)	$4,373	$6,775	$18,982	$10,761
Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.19)	$0.02	$0.04	$0.11	$0.07
Diluted	$(0.19)	$0.02	$0.04	$0.11	$0.07
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	222,224	182,773	144,008	141,530	140,748
Diluted	222,224	193,481	145,500	143,602	142,558
(1)Amounts include share-based payment expense, as follows:

Cost of revenues	$6,856	$5,371	$2,862	$625	$251
Research and development	79,384	35,735	22,842	5,120	1,189
Marketing and sales	17,395	11,945	6,670	2,068	583
General and administrative	33,813	22,429	9,160	3,551	1,468

(2)Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$14,587	$7,405	$6,417	$7,591	$7,633
Marketing and sales	15,269	86	40	98	129

Consolidated Statements of Financial Position Data:

	As of June 30,
	2017	2016	2015	2014
	(U.S. $ in thousands)
Cash and cash equivalents	$244,420	$259,709	$187,094	$116,766
Short-term investments	305,499	483,405	30,251	45,235
Working capital	285,621	542,038	50,477	44,674
Total assets	1,283,858	990,973	397,161	262,038
Deferred revenues	255,997	181,068	136,565	89,183
Total liabilities	389,810	259,310	207,107	136,709
Share capital	22,726	21,620	18,461	18,190
Total shareholders’ equity	894,048	731,663	190,054	125,329

Non-IFRS Financial Results
Management believes that the use of certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share and free cash flow, provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or Generally Accepted Accounting Principles adopted in the United States (“GAAP”) results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
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

•	Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment and acquired intangible assets.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets and the related income tax effects on these items from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets and the related income tax effects of these items allow for more meaningful comparisons between our operating results from period to period.
We include the effect of our outstanding share options and restricted share units (“RSUs”) in weighted-average shares used in computing non-IFRS net income per diluted share. IFRS excludes the impact of the full weighting of these outstanding equity awards until the effectiveness of our initial public offering (“IPO”). We have presented the full weighting impact of these additional shares from previously granted share options and RSUs, as if they were outstanding from the date of grant, in order to provide investors with insight into the full impact of all potentially dilutive awards outstanding and to provide comparability across periods.

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
The following tables provide reconciliations of non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS for the fiscal years ended June 30, 2017, 2016, 2015, 2014 and 2013.

	Fiscal Year Ended June 30,
	2017	2016	2015	2014	2013
	(U.S. $ and shares in thousands)
Gross profit:
IFRS gross profit	$500,775	$381,275	$266,589	$177,123	$115,481
Plus: Share-based payment expense	6,856	5,371	2,862	625	251
Plus: Amortization of acquired intangible assets	14,587	7,405	6,417	7,591	7,633
Non-IFRS gross profit	$522,218	$394,051	$275,868	$185,339	$123,365

Operating income:
IFRS operating income (loss)	$(63,086)	$(5,880)	$1,714	$22,701	$14,211
Plus: Share-based payment expense	137,448	75,480	41,534	11,364	3,491
Plus: Amortization of acquired intangible assets	29,856	7,491	6,457	7,689	7,762
Non-IFRS operating income	$104,218	$77,091	$49,705	$41,754	$25,464

Net income:
IFRS net income (loss)	$(42,504)	$4,373	$6,775	$18,982	$10,761
Plus: Share-based payment expense	137,448	75,480	41,534	11,364	3,491
Plus: Amortization of acquired intangible assets	29,856	7,491	6,457	7,689	7,762
Less: Income tax effects and adjustments	(39,864)	(16,018)	(9,244)	(2,350)	(1,567)
Non-IFRS net income	$84,936	$71,326	$45,522	$35,685	$20,447

	Fiscal Year Ended June 30,
	2017	2016	2015	2014	2013
Net income per share:	(U.S. $ and shares in thousands, except per share data)
IFRS net income (loss) per share - basic	$(0.19)	$0.02	$0.04	$0.11	$0.07
Plus: Share-based payment expense	0.62	0.42	0.29	0.09	0.03
Plus: Amortization of acquired intangible assets	0.13	0.04	0.05	0.06	0.06
Less: Income tax effects and adjustments	(0.18)	(0.09)	(0.06)	(0.01)	(0.01)
Non-IFRS net income per share - basic	$0.38	$0.39	$0.32	$0.25	$0.15
Weighted-average shares used in computing basic Non-IFRS net income per share:	222,224	182,773	144,008	141,530	140,748

IFRS net income (loss) per share - diluted	$(0.19)	$0.02	$0.04	$0.11	$0.07
Plus: Share-based payment expense	0.59	0.37	0.26	0.07	0.02
Plus: Amortization of acquired intangible assets	0.13	0.04	0.04	0.05	0.05
Less: Income tax effects and adjustments	(0.17)	(0.08)	(0.06)	(0.01)	(0.01)
Non-IFRS net income per share - diluted	$0.36	$0.35	$0.28	$0.22	$0.13
Weighted-average shares used in computing diluted Non-IFRS net income per share:	236,057	201,686	163,073	160,495	152,741

Weighted-average diluted shares outstanding:
Weighted-average shares used in computing diluted IFRS net income (loss) per share	222,224	193,481	145,500	143,602	142,558
Dilution from share options and RSUs (1)	13,833	—	—	—	—
Dilution from share options and RSUs granted in periods prior to IPO (2)	—	8,205	17,573	16,893	10,183
Weighted-average shares used in computing diluted non-IFRS net income per share	236,057	201,686	163,073	160,495	152,741
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the fiscal year ended June 30, 2017 because the effect would have been anti-dilutive.

(2) Gives effect to share options and RSUs in periods prior to our IPO for comparability.

	Fiscal Year Ended June 30,
	2017	2016	2015	2014	2013
Free cash flow:	(U.S. $ and shares in thousands)
IFRS net cash provided by operating activities	$199,381	$129,542	$98,221	$75,280	$54,310
Less: Capital expenditures	(16,054)	(34,213)	(32,676)	(10,259)	(7,246)
Free cash flow	$183,327	$95,329	$65,545	$65,021	$47,064

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors
Risks Related to Our Business and Industry

A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider such risks and uncertainties, together with the other information contained in this annual report, and in our other public filings. If any of such risks and uncertainties actually occurs, our business, financial condition or operating results could differ materially from the plans, projections and other forward-looking statements included elsewhere in this annual report and in our other public filings. In addition, if any of the following risks and uncertainties, or if any other risks and uncertainties, actually occurs, our business, financial condition or operating results could be harmed substantially.
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
We may not be able to sustain our revenue growth rate or achieve profitability in the future.
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
The markets for our solutions are fragmented, rapidly evolving and highly competitive, and have relatively low barriers to entry. We face competition from both traditional, larger software vendors offering full collaboration and productivity suites and smaller companies offering point products for features and use cases. Our principal competitors vary depending on the product category and include Microsoft, IBM, Hewlett Packard Enterprise, Google, ServiceNow, salesforce.com, Zendesk and several smaller software vendors like Slack and Github. In addition, some of our competitors have made acquisitions to offer a more comprehensive product or service offering, which may allow them to compete more effectively with our products. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Following such potential consolidations, companies may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.
Our competitors, particularly our competitors with greater financial and operating resources, may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. With the introduction of new technologies, the evolution of our products, and new market entrants, we expect competition to intensify in the future. For example, as we expand our focus into new use cases or other product offerings beyond software development teams, we expect competition to increase. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses or the failure of our products to achieve or maintain more widespread market acceptance, any of which could harm our business, results of operations and financial condition.

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
We offer and sell our products via both the cloud and on-premises using the customer’s own infrastructure. Our cloud offering enables quick setup and subscription pricing, while our on-premises offering permits more customization, a perpetual or term license fee structure and complete application control. Historically, our products were developed in the context of the on-premises offering, and we have less operating experience offering and selling our products via our cloud offering. Although a substantial majority of our revenue has historically been generated from customers using our on-premises products, we believe that over time more customers will move to the cloud offering, and the cloud offering will become more central to our distribution model. As more of our customers transition to the cloud, we may be subject to additional competitive pressures, which may harm our business. Further, as more customers elect our cloud offering as opposed to our on-premises offerings, revenues from such customers is typically lower in the initial year, which may impact our near-term revenue growth rates. If our cloud offering does not develop as quickly as we expect, or if we are unable to continue to scale our systems to meet the requirements of a successful large, cloud offering, our business may be harmed. We are directing a significant portion of our financial and operating resources to implement a robust cloud offering for our products, but even if we continue to make these investments, we may be unsuccessful in growing or implementing our cloud offering that competes successfully against our current and future competitors and our business, results of operations and financial condition could be harmed.
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

If we are not able to develop new products and enhancements to our existing products that achieve market acceptance and that keep pace with technological developments, our business and results of operations would be harmed.
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
A key element of our strategy is to invest significantly in our research and development efforts to develop new products and enhance our existing products to address additional applications and markets. In fiscal 2017 and 2016, our research and development expenses were 50% and 46% of our revenue, respectively. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling products and generate revenue, if any, from such investment. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such product. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in our current or future markets, it would harm our business and results of operations.
If we fail to effectively manage our growth, our business and results of operations could be harmed.
We have experienced and expect to continue to experience rapid growth, which has placed, and may continue to place, significant demands on our management, operational and financial resources. In addition, we operate globally, sell our products to customers in more than 185 countries, and have employees in Australia, the United States, the United Kingdom, the Netherlands, the Philippines, Japan, Germany and France. We plan to continue to expand our operations into other countries in the future, which will place additional demands on our resources and operations. We have also experienced significant growth in the number of customers, users, transactions and data that our products and our associated infrastructure support. If we fail to successfully manage our anticipated growth and change, the quality of our products may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers. Finally, our organizational structure is becoming more complex and if we fail to scale and adapt our operational, financial and management controls and systems, as well as our reporting systems and procedures to manage this complexity, our business, results of operations and financial condition would be harmed. We will require significant capital expenditures and the allocation of management resources to grow and change in these areas.
If our current marketing model is not effective in attracting new customers, we may need to incur additional expenses to attract new customers and our business and results of operations could be harmed.
Unlike traditional enterprise software vendors, who rely on direct sales methodologies and face long sales cycles, complex customer requirements and substantial upfront sales costs, we utilize a viral marketing model to target new customers. Through this word-of-mouth marketing, we have been able to build our brand with relatively low marketing and sales costs. We also build our customer base through various online marketing activities as well as targeted web-based content and online communications. This strategy has allowed us to build a substantial customer base and community of users who use our products and act as advocates for our brand and solutions, often within their own corporate organizations. Attracting new customers and retaining existing customers requires that we continue to provide high-quality products at an affordable price and convince customers of our value proposition. If we do not attract new customers through word-of-mouth referrals, our revenue may grow more slowly than expected or decline. In addition, high levels of customer satisfaction and market adoption are central to our marketing model. Any decrease in our customers’ satisfaction with our products, including as a result of actions outside of our control, could harm word-of-mouth referrals and our brand. If our customer base does not continue to grow through word-of-mouth marketing and viral adoption, we may be required to incur significantly higher marketing and sales expenses in order to acquire new subscribers, which could harm our business and results of operations.
If our security measures are breached or unauthorized access to customer data is otherwise obtained, our products may be perceived as insecure, we may lose existing customers or fail to attract new customers, and we may incur significant liabilities.
Use of our solutions involve the storage, transmission and processing of our customers’ proprietary data, including potentially personal or identifying information. Unauthorized access to, or security breaches of, our products could result in the loss, compromise or corruption of data, loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation and other liabilities. We have incurred and expect to incur significant expenses to prevent security breaches, including deploying additional personnel and protection technologies, training employees, and engaging third-party solution partners and consultants. Our errors and omissions insurance coverage covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities we may incur.
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
We offer free trials, a limited free version or an affordable starter license for certain products in order to promote additional usage, brand and product awareness and adoption. Historically, a majority of users never convert to a paid version of our products from these free trials or limited free versions or upgrade beyond the starter license. Our marketing strategy also depends in part on persuading users who use the free trials, free versions or starter licenses of our products to convince others within their organization to purchase and deploy our products. To the extent that these users do not become, or lead others to become, customers, we will not realize the intended benefits of this marketing strategy, and our ability to grow our business may be harmed.
Our business model relies on a high volume of transactions and affordable pricing. As lower cost or free competitive products are introduced into the marketplace, our ability to generate new customers could be harmed.
Our business model is based in part on selling our products at prices lower than competing products from other commercial vendors. For example, we offer entry-level pricing for certain products for small teams at a price that typically does not require capital budget approval and is orders-of-magnitude less than the price of traditional enterprise software. As a result, our software is frequently purchased by first-time customers to solve specific problems and not as part of a strategic technology purchasing decision. As competitors enter the market with low cost or free alternatives to our products, it may be increasingly more difficult for us to compete effectively and our ability to garner new customers could be harmed. We may also from time to time increase our prices. Additionally, some customers may consider our products to be discretionary purchases, which may contribute to reduced demand for our offerings in times of economic uncertainty. If we are unable to sell our software in high volume, across new and existing customers, our business, results of operations and financial condition could be harmed.
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
Our continued growth depends in part on the ability of our existing and potential customers to access our solutions at any time and within an acceptable amount of time. In addition, we rely almost exclusively on our websites for the downloading and payment of all our products. We have experienced, and may in the future experience, disruptions, data loss, outages and other performance problems with our infrastructure and websites due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial of service attacks or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and websites become more complex and our user traffic increases. If our products and websites are unavailable or if our users are unable to access our products within a reasonable amount of time, or at all, our business would be harmed. Moreover, we depend on services from various third parties, including Amazon Web Services and NTT Communications, to maintain our infrastructure and distribute our products via the Internet. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our products. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated into our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, results of operations and financial condition could be harmed.

Real or perceived errors, failures, vulnerabilities or bugs in our products or in the products on Atlassian Marketplace could harm our business and results of operations.
Errors, failures, vulnerabilities or bugs may occur in our products, especially when updates are deployed or new products are rolled out. Our solutions are often used in connection with large-scale computing environments with different operating systems, system management software, equipment and networking configurations, which may cause errors, failures of products, or other negative consequences in the computing environment into which they are deployed. In addition, deployment of our products into complicated, large-scale computing environments may expose errors, failures, vulnerabilities or bugs in our products. Any such errors, failures, vulnerabilities or bugs may not be found until after they are deployed to our customers. Real or perceived errors, failures, vulnerabilities or bugs in our products could result in negative publicity, loss of customer data, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers for losses sustained by them, all of which could harm our business and results of operations.
In addition, third-party add-ons and extensions on Atlassian Marketplace may not meet the same quality standards that we apply to our own development efforts and, to the extent they contain bugs, vulnerabilities or defects, they may create disruptions in our customers’ use of our products, lead to data loss, damage our brand and reputation and affect the continued use of our products, any of which could harm our business, results of operations and financial condition.
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
We do not have a direct salesforce and our sales model does not rely on traditional, quota-carrying sales personnel. Although we believe our business model can continue to scale without a large enterprise salesforce, our viral marketing model may not continue to be as successful as we anticipate and the absence of a direct sales function may impede our future growth. As we continue to scale our business, a more traditional sales infrastructure could assist in reaching larger enterprise customers and growing our revenue. Identifying and recruiting qualified sales personnel and training them would require significant time, expense and attention and would significantly impact our business model. In addition, adding sales personnel would considerably change our cost structure and results of operations, and we may have to reduce other expenses, such as our research and development expenses, in order to accommodate a corresponding increase in marketing and sales expenses and maintain positive free cash flow. If our lack of a direct, traditional salesforce limits us from reaching larger enterprise customers and growing our revenue and we are unable to hire, develop and retain talented sales personnel in the future, our revenue growth and results of operations may be harmed.

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

•	seasonality in our operations;

•	the impact of new accounting pronouncements and associated system implementations; and

•	the timing of the grant or vesting of equity awards to employees, contractors, or directors.
Many of these factors are outside of our control, and the occurrence of one or more of them might cause our revenue, results of operations and cash flows to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenue, results of operations and cash flows may not be meaningful and should not be relied upon as an indication of future performance.
If we are unable to develop and maintain successful relationships with solution partners, our business, results of operations and financial condition could be harmed.
We have established relationships with certain solution partners to distribute our products. We believe that continued growth in our business is dependent upon identifying, developing and maintaining strategic relationships with our existing and potential solution partners that can drive substantial revenue and provide additional valued-added services to our customers. Our agreements with our existing solution partners are non-exclusive, meaning our solution partners may offer customers the products of several different companies, including products that compete with ours. They may also cease marketing our products with limited or no notice and with little or no penalty. We expect that any additional solution partners we identify and develop will be similarly non-exclusive and not bound by any requirement to continue to market our products. If we fail to identify additional solution partners, in a timely and cost-effective manner, or at all, or are unable to assist our current and future solution partners in independently distributing and deploying our products, our business, results of operations and financial condition could be harmed. If resellers do not effectively market and sell our products, or fail to meet the needs of our customers, our reputation and ability to grow our business may also be harmed.

Acquisitions of other businesses, products or technologies could disrupt our business, and we may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.
We have completed a number of acquisitions, including our recent acquisition of Trello, and plan to evaluate and consider additional strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products, and other assets in the future. We also may enter into relationships with other businesses to expand our products, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.
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
We believe that maintaining and enhancing our reputation as a differentiated and category-defining company is critical to our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand attributes will depend on a number of factors, including our solution partners’ marketing efforts, our ability to continue to develop high-quality products and our ability to successfully differentiate our products from competitive products. In addition, independent industry analysts often provide reviews of our products, as well as the products offered by our competitors, and perception of the relative value of our products in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products, our brand may be harmed.
The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets, and as more sales are generated through our solution partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors, and we could lose customers or fail to attract potential customers, any of which would harm our business, results of operations and financial condition.

Because our products rely on the movement of data across national boundaries, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products globally.
Privacy and data security have become significant issues in the United States, Europe and in many other jurisdictions where we offer our products. The regulatory framework for the collection, use, safeguarding, sharing and transfer of information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future.
Globally, virtually every jurisdiction in which we operate has established its own data security and privacy frameworks with which we, or our customers, must comply, including, for example, the Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data, the Data Protection Directive established in the European Union, and the data protection legislation of individual EU member states subject to the Data Protection Directive. The Data Protection Directive will be replaced with the European General Data Protection Regulation in May 2018, which will impose additional obligations and risk upon our business. In addition, the number of enforcement actions and severity of consequences for non-compliance are also increasing.
In the past, we have relied on adherence to the Safe Harbor Privacy Principles and compliance with the U.S.-EU Safe Harbor Framework, which established the legal basis for data transfers from Europe. As a result of the October 6, 2015 European Union Court of Justice opinion in Case C-362/14 (Schrems v. Data Protection Commissioner), the U.S.-EU Safe Harbor Framework is no longer a valid legal basis for data transfers from Europe. In February 2016, Europe and the United States reached agreement on a successor to the U.S.-EU Safe Harbor Framework, the EU-U.S. Privacy Shield. As of August 1, 2016, interested companies have been permitted to register for the program. There continue to be concerns about whether the EU-U.S. Privacy Shield and other transfer mechanisms will face additional challenges. Until the remaining legal uncertainties regarding the future of the EU-U.S. Privacy Shield and other data transfer mechanisms are settled, we will continue to explore options to find an appropriate legal basis for data transfers from Europe, including without limitation adopting model contractual clauses with certain suppliers and customers, and are considering suppliers that house data in Europe, which may involve substantial expense and distraction from other aspects of our business. We may, however, be unsuccessful in establishing a legal basis for data transfer, and will be at risk of enforcement actions taken by an EU data protection authority until such point in time that we ensure a legal basis for European data transfers, which could damage our reputation, inhibit sales and harm our business. Despite actions we have taken or will be taking to address the changes brought on by the European Union Court of Justice opinion, we may be unsuccessful in establishing a conforming means of transferring data due to ongoing legislative activity that could vary the current data transfer landscape. As we expand into new markets and grow our customer base, we will need to comply with these and other new requirements. If we cannot comply with, or if we incur a violation of one or more of these requirements, some customers may be limited in their ability to purchase our products, particularly our cloud products. Growth could be harmed and we could incur significant liabilities.
In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Further, our customers may require us to comply with more stringent privacy and data security contractual requirements or obtain certifications that we do not currently have, and any failure to obtain these certifications could reduce the demand for our products and our business may be harmed. If we were required to obtain additional industry certifications, we may incur significant additional expenses and have to divert resources, which could slow the release of new products, all of which could harm our ability to effectively compete.
The interpretation and application of many privacy and data protection laws are, and will likely remain, uncertain, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or product features. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business. Any inability to adequately address privacy and data security concerns or comply with applicable privacy or data security laws, regulations and policies could result in additional cost and liability to us, damage our reputation, inhibit sales and harm our business.
Our global operations subject us to risks that can harm our business, results of operations and financial condition.
A key element of our strategy is to operate globally and sell our products to customers around the world. Operating globally requires significant resources and management attention and subjects us to regulatory, economic, geographic and political risks. In particular, our global operations subject us to a variety of additional risks and challenges, including:

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

•	increased financial accounting and reporting burdens and complexities;

•	requirements or preferences within other regions for domestic products, and difficulties in replacing products offered by more established or known regional competitors;

•	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

•	communication and integration problems related to entering and serving new markets with different languages, cultures and political systems;

•	compliance with foreign privacy and security laws and regulations and the risks and costs of non-compliance;

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

•
weak economic conditions which could arise in each country or region in which we operate or sell our products, or general economic uncertainty around the world, including political and economic instability created by the United Kingdom’s recent vote to leave the European Union;

•	differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

•	difficulties in recruiting and hiring employees in certain countries;

•	the preference for localized software and licensing programs and localized language support;

•	reduced protection for intellectual property rights in some countries and practical difficulties associated with enforcing our legal rights abroad; and

•	compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes.
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
Our success depends largely upon the continued services of our executive officers and key employees. We rely on our leadership team and other key employees in the areas of research and development, products, strategy, operations, security, marketing, IT, support and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. In addition, we do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers, especially our Co-Chief Executive Officers, or key employees could harm our business.
In addition, in order to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel in Sydney, Australia, the San Francisco Bay Area, and in other locations where we maintain offices, is intense, especially for engineers experienced in designing and developing software and cloud-based services. We have from time to time experienced, and we expect to continue to experience, difficulty hiring and retaining employees with appropriate qualifications. In particular, recruiting and hiring senior product engineering personnel has been, and we expect to continue to be, challenging. If we are unable to hire talented product engineering personnel, we may be unable to scale our operations or release new products in a timely fashion and, as a result, customer satisfaction with our products may decline.
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
While we sell our products exclusively in U.S. dollars, we incur expenses in currencies other than the U.S. dollar, which exposes us to foreign currency exchange rate fluctuations. A large percentage of our expenses are denominated in the Australian dollar, and fluctuations could have a material negative impact on our results of operations. Moreover, our subsidiaries, other than our U.S. subsidiaries, maintain net assets that are denominated in currencies other than the U.S. dollar. In addition, in the future, we may transact in non-U.S. dollar currencies for our products, and, accordingly, future changes in the value of non-U.S. dollar currencies relative to the U.S. dollar could affect our revenue and results of operations due to transactional and translational remeasurements that are reflected in our results of operations.
Beginning July 1, 2016, we initiated a foreign exchange hedging program to hedge a portion of certain exposures to fluctuations in non-U.S. dollar currency exchange rates. We use derivative instruments, such as foreign currency forward contracts, to hedge the exposures. The use of such hedging instruments may not fully offset the adverse financial effects of unfavorable movements in foreign currency exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments or if we are unable to forecast hedged exposures accurately.

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
In addition, an increasing number of organizations and individuals within organizations are utilizing mobile devices to access the Internet and corporate resources and to conduct business. We have designed and continue to design mobile applications to provide access to our products through these devices. If we cannot provide effective functionality through these mobile applications as required by organizations and individuals that widely use mobile devices, we may experience difficulty attracting and retaining customers. Failure of our products to operate effectively with future infrastructure platforms and technologies could also reduce the demand for our products, resulting in customer dissatisfaction and harm to our business. If we are unable to respond to changes in a cost-effective manner, our products may become less marketable, less competitive or obsolete and our results of operations may be harmed.
We may be sued by third parties for alleged infringement or misappropriation of their proprietary rights.
There is considerable patent and other intellectual property development activity in our industry. Our future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. From time to time, our competitors or other third parties have claimed or may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon or misappropriating such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology, or technology that we obtain from third parties. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty payments, prevent us from offering our products or using certain technologies, require us to implement expensive work-arounds or require that we comply with other unfavorable terms. In the case of infringement or misappropriation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation. We may also be obligated to indemnify our customers or business partners in connection with any such claims or litigation and to obtain licenses, modify our products or refund fees, which could further exhaust our resources. In addition, we may incur substantial costs to resolve claims or litigation, whether or not successfully asserted against us, which could include payment of significant settlement, royalty or license fees, modification of our products or refunds to customers of fees. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business operations and disrupt our business.

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
We may require additional capital to respond to business opportunities, challenges, acquisitions, a decline in the level of license, subscription or maintenance revenue for our products, or other unforeseen circumstances. We may not be able to timely secure debt or equity financing on favorable terms, or at all. Any debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing shareholders could suffer significant dilution in their percentage ownership of Atlassian, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.
Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value-added or similar taxes, and we could be subject to liability with respect to past or future sales, which could harm our results of operations.
We do not collect sales and use, value-added and similar taxes in all jurisdictions in which we have sales, based on our understanding that such taxes are not applicable. Sales and use, value-added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest, or future requirements may harm our results of operations.
Our global operations and structure subject us to potentially adverse tax consequences.
We generally conduct our global operations through subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. A change in our global operations could result in higher effective tax rates, reduced cash flows and lower overall profitability. In particular, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant revenue and taxing authorities may disagree with positions we have taken generally, or our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. In addition, in the ordinary course of our business we are subject to tax audits from various taxing authorities. If such a disagreement were to occur, and our position was not sustained, or if a tax audit resulted in an adverse finding, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.
Certain government agencies in jurisdictions where we do business have had an extended focus on issues related to the taxation of multinational companies. In addition, the Organization for Economic Co-operation and Development has completed the base erosion and profit shifting project which seeks to establish certain international standards for taxing the worldwide income of multinational companies. The measures have been endorsed by the leaders of the world’s 20 largest economies. As a result of these developments, the tax laws of certain countries in which we do business could change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, and therefore could harm our cash flows, results of operations and financial position.
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
If we are deemed to be an investment company under the Investment Company Act, our results of operations could be harmed.
We are not registered as an investment company under the Investment Company Act of 1940, as amended (“Investment Company Act”) as we believe that we the meet all the requirements for exemption provided under Rule 3a-8 under the Investment Company Act. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things, limitations on capital structure, restrictions on specified investments, prohibitions on transactions with affiliates, and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would increase our operating expenses and may harm our results of operations.
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
Our Class B ordinary shares have ten votes per share and our Class A ordinary shares have one vote per share. As of June 30, 2017, shareholders who hold our Class B ordinary shares collectively hold approximately 94% of the voting power of our outstanding share capital and in particular, our Co-Chief Executive Officers, Messrs. Cannon-Brookes and Farquhar, collectively hold approximately 93% of the voting power of our outstanding share capital. The holders of our Class B ordinary shares will collectively continue to control a majority of the combined voting power of our share capital and therefore be able to control substantially all matters submitted to our shareholders for approval so long as our Class B ordinary shares represent at least 10% of all of our outstanding Class A ordinary shares and Class B ordinary shares in the aggregate. These holders of our Class B ordinary shares may also have interests that differ from holders of our Class A ordinary shares and may vote in a way which may be adverse to such interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of Atlassian, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of Atlassian and might ultimately affect the market price of our Class A ordinary shares.
Future transfers by holders of our Class B ordinary shares will generally result in those shares converting into our Class A ordinary shares, subject to limited exceptions, such as certain transfers effected for estate planning purposes. The conversion of our Class B ordinary shares into our Class A ordinary shares will have the effect, over time, of increasing the relative voting power of those holders of Class B ordinary shares who retain their shares in the long term. If, for example, Messrs. Cannon-Brookes and Farquhar retain a significant portion of their holdings of our Class B ordinary shares for an extended period of time, they will control a significant portion of the voting power of our share capital for the foreseeable future. As members of our board of directors, Messrs. Cannon-Brookes and Farquhar each owe statutory and fiduciary duties to Atlassian and must act in good faith and in a manner they consider would be most likely to promote the success of Atlassian for the benefit of shareholders as a whole. As shareholders, Messrs. Cannon-Brookes and Farquhar are entitled to vote their shares in their own interests, which may not always be in the interests of our shareholders generally.
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

•
failure of securities analysts to initiate or maintain coverage of Atlassian, publication of inaccurate or unfavorable research about our business, changes in financial estimates or ratings changes by any securities analysts who follow Atlassian or our failure to meet these estimates or the expectations of investors;

•	announcements by us or our competitors of significant technical innovations, new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	developments or disputes concerning our intellectual property or our products, or third-party proprietary rights;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	new laws or regulations, new interpretations of existing laws, or the new application of existing regulations to our business;

•	any major change in our board of directors or management;

•	additional Class A ordinary shares being sold into the market by us or our existing shareholders or the anticipation of such sales;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events.
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
The market price of our Class A ordinary shares could decline as a result of substantial sales of our Class A ordinary shares, particularly sales by our directors, executive officers and significant shareholders, or the perception in the market that holders of a large number of shares intend to sell their shares. As of June 30, 2017, we had 93,194,373 outstanding Class A ordinary shares and 135,283,942 outstanding Class B ordinary shares.
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
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of NASDAQ Global Select Market and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs, making some activities more difficult, time-consuming, and costly, and has increased demand on our systems and resources. Such demands would likely continue to increase, particularly if we were to lose our status as a “foreign private issuer” as discussed below. The Exchange Act requires, among other things, that we file annual reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight is required. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. In addition, the pressures of operating a public company may divert management’s attention to delivering short-term results, instead of focusing on long-term strategy.
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
As a public company, we are required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. We are required to furnish a report by management on the effectiveness of our internal control over financial reporting pursuant to Section 404 of the Sarbanes-Oxley Act. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of Class A ordinary shares could be negatively affected, and we could become subject to investigations by the stock exchange on which our securities are listed, the Securities and Exchange Commission (“SEC”) or other regulatory authorities, which could require additional financial and management resources.
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
We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we have been, and expect to continue to, voluntarily submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we will not be required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and will not be required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. If some investors find our Class A ordinary shares less attractive because of these exemptions, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.
Furthermore, our shares are not listed and we do not currently intend to list our shares on any market in the United Kingdom, our country of incorporation. As a result, we are not subject to the reporting and other requirements of companies listed in the United Kingdom. Accordingly, there will be less publicly available information concerning Atlassian than there would be if we were a public company organized in the United States.
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
In order to maintain our current status as a foreign private issuer, either (1) a majority of voting power of our shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50% of our assets cannot be located in the United States, and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be required under current SEC rules to prepare our financial statements in accordance with GAAP and modify certain of our corporate governance practices in accordance with various SEC rules and the NASDAQ listing standards. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will likely be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
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

In addition, because we are a public limited company whose registered office is in the United Kingdom, we may become subject to the U.K. City Code on Takeovers and Mergers (“Takeover Code”), which is issued and administered by the U.K. Panel on Takeovers and Mergers (“Takeover Panel”). The Takeover Code applies, among other things, to an offer for a public company whose registered office is in the United Kingdom and whose securities are admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (and for these purposes NASDAQ does not fall within the definition of regulated market or multilateral trading facility), or to an offer for a public company whose registered office is in the United Kingdom if Atlassian is considered by the Takeover Panel to have its place of central management and control in the United Kingdom. Although we believe that the Takeover Code does not apply to us, the Takeover Panel will be responsible for determining whether we have our place of central management and control in the United Kingdom by looking at various factors, including the structure of our board of directors and where they are resident.
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
Further, the Companies Act provides that in certain circumstances the pre-emptive rights available to shareholders can be overridden, including where there is an issue of shares for non-cash consideration or the disapplication of the pre-emptive rights is approved by the holders of at least 75% of our outstanding shares. Our shareholders have approved the disapplication of these pre-emptive rights for a period of five years from our fiscal 2016 annual shareholder meeting.
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
Under English law, a director owes various statutory and fiduciary duties to us, and not, except in certain limited circumstances, to shareholders. This means that under English law generally we, rather than the shareholders, are the proper claimant in an action in respect of a wrong done to us by a director. Notwithstanding this general position, the Companies Act provides that a court may allow a shareholder to bring a derivative claim, which is an action in respect of and on behalf of us, in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust. The ability to bring a derivative claim is, however, subject to compliance with a number of procedural requirements, which may in practice be difficult for shareholders to comply with.
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

In February 2017, we acquired Trello, Inc. (“Trello”), a leading provider of project management and organization software. The total purchase price was approximately $384.0 million, which consisted of approximately $363.8 million in cash and $20.2 million for the fair value of exchanged unvested equity awards held by Trello employees for unvested equity awards of the company. The acquisition of Trello expands our teamwork platform by adding a complementary collaboration service to our existing project management, content creation and communication products.

B. Business Overview

Our mission is to unleash the potential of every team.

Our products help teams organize, discuss and complete their work – delivering superior outcomes for their organizations. We believe human advancement has always been driven by teamwork – from the great explorations of earth and space to innovations in industry, medicine, music and technology. And while it’s common to celebrate the individual genius behind a breakthrough idea, in nearly every case there is a team of unsung heroes that actually gets the work done.

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

Our company was founded in 2002 to help software teams work better together. But from the beginning, our products were also designed to help developers collaborate with non-developer teams involved in software innovation. As more non-developer teams have gained exposure to our products, and as we add to our portfolio through research and development and acquisitions, teams are adopting and extending our products to novel use cases, bringing our products to more users and business teams in their organizations. This trend has created an expansive market opportunity for us.

Today, our products include JIRA for team planning and project management, Confluence for team content creation and sharing, HipChat for team real-time messaging and communications, Trello for capturing and adding structure to fluid, fast-forming work for teams, Bitbucket for team code sharing and management, and JIRA Service Desk for team service and support applications. Together, our products form an integrated system for organizing, discussing and completing shared work, becoming deeply entrenched in how people collaborate and how organizations run. This allows us to operate at unusual scale for an enterprise software company, with more than 89,000 customers across virtually every industry sector in more than 185 countries as of June 30, 2017. Our customers range from small organizations that have adopted one of our products for a small group of users, to over 300 of the Fortune 500, many of which use a multitude of our products across thousands of users.

We take a long-term view of our customer relationships and our opportunity. We recognize that users drive the adoption and proliferation of our products and, as a result, we focus on enabling a self-service, low-friction distribution model that makes it easy for users to try, adopt and use our products. We are relentlessly focused on measuring and improving user satisfaction as we know that one happy user will beget another, thereby expanding the large and organic word-of-mouth community that helps drive our growth.

The Atlassian Way

Our product strategy, distribution model and company culture work in concert to create unique value for our customers and competitive advantages for our company.

We invest significantly in developing and refining versatile products that can be used in myriad ways, helping teams achieve their full potential. Our products are easy to adopt and use, which allows them to be distributed organically and efficiently.

Because our products are easy to purchase and are offered at affordable price points, they can be sold through a high-velocity, low-friction online distribution model. This model allows us to generate demand from word-of-mouth and viral expansion within organizations, rather than having to rely on a traditional sales infrastructure. Our model is designed to operate at scale and serve millions of customers.

Our culture of innovation, transparency and dedication to our customers creates an environment that drives and perpetuates our product leadership and highly automated, low-cost distribution approach, which further reinforces our strategy and unique model.

Our Product Strategy

We have developed and acquired a broad portfolio of products that help teams large and small to organize, discuss and complete their work in a new way that is coordinated, efficient and innovative. Our products, which include JIRA, Confluence, HipChat, Trello, Bitbucket and JIRA Service Desk serve the needs of teams of software developers, IT managers and knowledge workers. While these products provide a range of distinct functionality to users, they share certain core attributes:

•
Built for Teams - Our products are singularly designed to help teams work better together and achieve more. We design products that help our customers communicate more effectively, be more transparent and operate in a coordinated manner.

•
Easy to Adopt and Use - We invest significantly in research and development to enable our products to be both powerful and extremely easy to use. Our software is designed to be accessed from the Internet and immediately put to work. By reducing the friction that usually accompanies the purchasing process of business software and eliminating the need for complicated and costly implementation and training, we believe we attract more people to try, buy and derive value from our software.

•
Versatile and Adaptable - We design simple products that are useful in a broad range of workflows and projects. We believe that our products can improve any process involving teams, multiple workstreams, and deadlines. For example, JIRA Software, which enables software teams to plan, build and ship code, is also used by thousands of our customers to manage workflows related to product design, supply chain management, expense management and legal document review.

•
Integrated - Our products are integrated and designed to work well together. For example, an IT service ticket generated in JIRA Service Desk can automatically trigger a notification to relevant parties via HipChat, on both desktop and mobile devices, and the resolution of the ticket can be published in Confluence, allowing others to easily access the related information and context.

•
Open - We are dedicated to making our products open and interoperable with a range of other platforms and applications, such as salesforce.com, Workday and Dropbox. In order to provide a platform for our partners and to promote useful products for our users, in 2012 we introduced the Atlassian Marketplace, an online marketplace that, as of June 30, 2017, features more than 3,000 add-ons and extensions to our products created by a growing global network of independent developers and vendors. The Atlassian Marketplace provides customers a wide range of additional capabilities they use to extend or enhance our products, further increasing the value of our platform.

Our Distribution Model

Our high-velocity, low-friction online distribution model is designed to drive exceptional customer scale by making affordable products available via our convenient, low-friction online channel. We focus on product quality, automated distribution, transparent pricing and customer service in lieu of a costly traditional sales infrastructure. We rely on word-of-mouth and low-touch demand generation to drive trial, adoption and expansion of our products.

The following are key attributes of our unique model:

•
Innovation-driven - Relative to other enterprise software companies, we invest significantly in research and development rather than marketing and sales. Our goal is to focus our spending on measures that improve quality, ease of adoption and expansion and create organic customer demand for our products. We also invest in ways to automate and streamline distribution and customer support functions to enhance our customer experience and improve our efficiency.

In addition, a portion of our research and development spending is targeted at demand generation and customer conversion. For example, we have invested in the development of our Atlassian Engagement Engine, an internal platform that allows us to profile and analyze customer behavior and promote additional products directly to users in the context of their activity.

•
Simple and Affordable - We offer our products at affordable prices in a simple and transparent format, with a free trial before purchase. For example, a customer coming to our website can evaluate, purchase and set up a JIRA license, for 10 users or 10,000+ users, based on a transparent list price, without any interaction with a sales person. This approach, which stands in contrast to the opaque and complex pricing plans offered by most traditional enterprise software vendors, is designed to complement the easy-to-use, easy-to-adopt nature of our products and accelerate adoption by large volumes of new customers.

•
Organic and Expansive - Our model benefits significantly from customer word-of-mouth driving traffic to our website. The vast majority of our transactions are conducted on our website, which drastically reduces our customer acquisition costs. We also benefit from distribution leverage via our network of Atlassian solution partners, who resell and customize our products. Once we have landed within a customer team, the networked nature and flexibility of our products tend to lead to adoption by other teams and departments, resulting in user growth, new use cases, and the adoption of our other products. To support this expansion and scaling within our customers, we have enhanced the manageability and enterprise features of our software to support broad standardization on our platform. This expansion within customers creates a network effect that contributes to long-lasting customer relationships.

•
Scale-oriented - Our model is designed to generate and benefit from significant customer scale and our goal is to maximize the number of individual users of our software. With more than 89,000 customers using our software today, we are able to reach a vast number of users, gather insights to refine our offerings and generate growing revenue by expanding within our customer accounts. With 1,817 customers paying us in excess of $50,000 during fiscal 2017, many of whom started as significantly smaller customers, we have demonstrated our ability to grow within our existing customer base. Ultimately, our model is designed to serve millions of customers and to benefit from the data, network effects and customer insights that emerge from such scale.

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

Our Culture

Our company culture is exemplified by our core values:

The following are the key elements of our corporate culture that contribute to our ability to drive customer value and achieve competitive differentiation:

•
Openness and Innovation - We value transparency and openness as an organization. We believe that putting all our product pricing and documentation online promotes trust and makes customers more comfortable in engaging with us in our low-touch model. In addition, we are dedicated to innovation and encourage our employees to invent new applications, uses and improvements for our software. We run our company using our own products, which promotes open communication and transparency throughout the organization.

•
Dedication to the Customer - Customer service and support is at the core of our business. Our customer support teams strive to provide unparalleled service to our customers. We also encourage our service teams to build scalable, self-service solutions that customers will love, as we believe superior service drives greater customer happiness, which in turn breeds positive word-of-mouth.

•
Team-driven - As our mission is to unleash the potential of every team, we value teamwork highly. We encourage our employees to be both team oriented and entrepreneurial in identifying problems and inventing solutions. Dedication to teamwork starts at the top of our organization with our unique co-CEO structure, and is celebrated throughout our company.

•
Long-term Focused - We believe that we are building a company that can grow and prosper for decades to come. Our model, in which we expand across our customers’ organizations over time, requires a patient, long-term approach, and a dedication to continuous improvement. This is exemplified by our investment in research and development, which is significant relative to traditional software models and is designed to drive the long-term sustainability of our product leadership. Given the choice between short-term results and building long-term scale, we choose the latter.

Our Financial Model

By developing a product strategy, distribution model and culture that are designed around the needs of our customers and users, we believe that we have established a financial model that is favorable for our shareholders. Our model has allowed us to grow customers and revenue steadily while generating positive free cash flow for each of the last 12 fiscal years. Our model relies on rapidly and efficiently landing new customers and expanding our relationship with them over time. The following are the key elements of our model:

•
Significant Investment in Ongoing Product Development and Sales Automation - Our research and development investments enable us to rapidly build new products, continuously enhance our existing products, acquire and integrate technologies and also help us obtain data-driven insights and further automate and streamline our approach to customer acquisition.

•
Rapid and Efficient Acquisition of New Customers - By building products that are affordable and easy to adopt and use, we are able to attract customers rapidly without relying on a traditional salesforce, and thereby lowering the cost of customer acquisition significantly.

•	Continued Expansion - Our success is dependent on our ability to expand the relationship with our existing base of customers through the addition of more users, teams and products.

•
Predictability of Sales - As we are not dependent on a traditional salesforce and rely on a high-velocity, low-friction online distribution model, we have historically experienced a linear quarterly sales cycle. Once teams begin working together with our software, we become embedded in their workflows, becoming a system for engagement within organizations. This degree of integration makes our products difficult to displace and provides us with steady and predictable revenue.

•
Positive Free Cash Flow - By reducing customer acquisition costs and establishing a revenue model that has scaled linearly, our model has allowed us to have positive free cash flow for more than the last 12 fiscal years.

Our Products

           We offer a range of team collaboration products, including:

•	JIRA for team planning and project management;

•	Confluence for team content creation and sharing;

•	HipChat for team real-time messaging and communications;

•	Trello for capturing and adding structure to fluid, fast-forming work for teams;

•	Bitbucket for team code sharing and management; and

•	JIRA Service Desk for team service and support applications.

These products can be deployed by users through the cloud and most of our products can be deployed behind the firewall on the customers' own infrastructure.

JIRA. JIRA is a sophisticated and flexible workflow management system that helps teams plan, organize, track and manage their work and projects. JIRA’s customizable dashboards and powerful reporting features keep teams aligned and on track. In October 2015, we launched JIRA Software, targeting software teams, and JIRA Core, targeting other business teams.

Confluence. Confluence is a social and flexible content collaboration platform used to create, share, organize and discuss projects. Through Confluence’s rich and dynamic editor, our customers create and share their work - meeting notes, blogs, product requirements, file lists, company information, or project plans - with their team or external customers. Confluence’s collaborative capabilities enable teams to stay up to date and on the same page.

HipChat. HipChat provides teams a simple way to communicate in real time and share ideas, updates, code and files. HipChat features a variety of real-time communication capabilities for teams, including individual or group chat, audio, video and screen sharing. HipChat can easily be connected to other systems, displaying notifications or messages from those systems directly in team chat rooms.

Trello. Trello is a collaboration and organization product that captures and adds structure to fluid, fast-forming work for teams. A web-based project management application that can organize your tasks into lists and boards, Trello can tell users and their teams what is being worked on, by whom, and how far along the task or project is. At the same time, Trello is extremely simple and flexible, which allows it to serve a vast number of other collaboration and organizational needs.

Bitbucket. Bitbucket is a code management and collaboration product for teams using distributed version control systems. Bitbucket empowers teams to build, store, test, collaborate and deploy shared code.

JIRA Service Desk. JIRA Service Desk is an intuitive and flexible service desk product for creating and managing service experiences for a variety of service team providers, including IT help desks and legal and HR teams. JIRA Service Desk features an elegant self-service portal, best-in-class team collaboration, ticket management, integrated knowledge, service level agreement support and real-time reporting.

Other Products

We offer additional tools for software developers, such as FishEye, Clover, Crowd, Crucible, Bamboo, SourceTree and StatusPage.

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

The Atlassian Platform

Our products are built upon a platform of shared components and services that provide a common system for user management, add-ons, search, user interfaces and more. Over time, our strategy is to build more common micro services shared across our platform. This approach allows us to develop and introduce new products faster, as we can leverage common foundational services that already exist. This also allows our products to more seamlessly integrate with one another, and provides customers better experiences when using multiple products.

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

The Atlassian Marketplace and Ecosystem

The Atlassian Marketplace is a hosted online marketplace for free and purchasable add-ons and extensions to our products. As of June 30, 2017, the Atlassian Marketplace offers over 3,000 add-ons and extensions from a large and growing ecosystem of third-party vendors and developers.

We offer a marketplace to customers to simplify the discovery and purchase of add-on capabilities for our products. We offer a marketplace to third-party vendors and developers to more easily reach our customer base, and to simplify license management and renewals. We typically remit 75% of the revenue derived from each add-on sale to the vendors. From its inception in 2012 to June 30, 2017, the Atlassian Marketplace has generated sales of over $250 million.

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

Marketing

Our go-to-market approach is driven by the strength and innovation of our products and organic user demand. Our model focuses on a land-and-expand strategy, automated and low-touch customer service, superior product quality and disruptive pricing. We make our products available online for free trials, which facilitates rapid and widespread adoption of our software. Our products are built for teams, and thus have natural network effects that help them spread virally, through word-of-mouth, across teams and departments. This word-of-mouth marketing increases as more individual users and teams discover our products.

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

Sales

Our website is our primary forum for sales, and supports thousands of commercial transactions daily. We share a wide variety of information directly with prospective customers, including detailed product information product pricing, and through free product trials. Our sales model focuses on enabling customer self-service, data-driven targeting and automation. As a result, we do not rely on a traditional, commissioned direct salesforce, our customers can access free and fully functional trials that include full technical and sales support. When a user has completed their product evaluation, purchasing is coordinated online through an automated, easy-to-use web-based process. We allow customers to purchase using a credit card or bank/wire transfer. We augment a rigorous and continuously improving automated process with a customer service team to help customers where needed and identify future automation improvements.

We also have a global network of partners with unique expertise, services and products that complement the Atlassian portfolio, such as deployment and customization services, localized purchasing assistance around currency, and language and specific in-country compliance requirements. Sales programs consist of activities and teams focused on supporting our partners and value-added resellers, tracking channel sales activity, supporting and servicing our largest customers by helping optimize their experience across our product portfolio, helping customers expand their use of our products across their organizations and helping product evaluators learn how they can use our tools most effectively.

Community and Ecosystem

We are deeply committed to our global community, with over 1,000 third-party vendors and developers in the Atlassian Marketplace and a network of over 400 solution partners. We foster a sense of community with our users through our Atlassian User Group (“AUG”) program, where over 20,000 AUG members can meet in their local cities at annual live customer and developer events, including Atlassian Summit U.S., Atlassian Summit Europe, AtlasCamp, and Atlassian Community, our online community which features user-generated questions and answers with in-depth discussion of our products.

AUGs are community-led meetups held around the world that we sponsor and are run by a network of enthusiastic and committed customers who develop an agenda covering wide-ranging topics for users to discuss together.

The Atlassian Summit U.S. and Atlassian Summit Europe are our user events where our users can engage and learn from thousands of other users and hundreds of product experts. We use the events to share future product themes, deeper how-tos and customer-lead adoption best practices. The events also features product demos, hands-on training courses and are large networking opportunity for customers to meet each other, our partner ecosystem and our employees.

AtlasCamp is our two-day developer conference which provides an opportunity for the developer community to enhance their skills and knowledge of our products, including the integration capabilities of our platform, and also meet with product specialists.

Customer Support and Services

Our products are designed to be easy to set up, adopt and use without support. We do provide maintenance and support for all of our licensed customers through our global, multi-channel technical support and services group. Customers are entitled to technical support through an active subscription to our cloud products, or through an active annual maintenance agreement for our on-premises products. This maintenance and support provides customers with new features and improvements, and 24x5 access to our phone and online support teams.

Our automated support services enable our customers to help themselves and include the following resources:

•	Technical Documentation - Users can access documentation and instruction for all versions of our products.

•	Knowledge Base - We offer troubleshooting and how-to tips for all of our products, with links to all our product-specific knowledge bases.

•	Atlassian University - Atlassian University offers step-by-step interactive tutorials and videos that instruct users and admins on how to use our product.

•	Over-the-web Hands-on Training - Webinars, led by our skilled training instructors, teach users how to use each product.

•	Atlassian Community - Atlassian Community is our online community for users to ask questions and provide answers and contribute in-depth discussions on our products and features.

•	Purchasing FAQ - We offer a simple guide to the online purchasing and account management service.

We also provide premier hands-on support from a team of dedicated senior support engineers and technical account managers (“TAMs”) who act as a single point of contact for our support, product and engineering teams. Support options include:

•
Premier Support - Account-wide support from a team of dedicated senior support engineers across all business-critical applications. These highly-trained engineers diagnose issues and work with our global team to quickly find solutions to the most complex technical challenges. Our premier support covers critical incident management, enhanced SLAs with responses in 30 minutes, weekend support and support for all of our products via international phone or web and 24x7x365 access to our phone and online support teams.

•
Technical Account Management - Our TAMs provide direct access to our support, product and engineering teams and act as a single point of contact for customers. TAMs help escalate issues and advocate on behalf of our customers and also help with technical coordination between partners and our customers' IT or DevOps teams for implementation needs. TAMs also provide strategic, technical and operational insights for proactive planning and quarterly onsite reviews for ongoing strategic planning.

Further customized support and professional services are provided through Atlassian solution partners. We have over 400 solution partners worldwide dedicated to handling specific needs of our customers ranging from translating documentation, providing on-site demos or training, building add-ons, tuning deployments, assisting with complex enterprise solutions or providing-setup or agile-based coaching. Our solution partners specialize in environment integrations and customizations and work with some of our largest customers to conduct hand-on system integrations, deployments and upgrades.

Competition

Our products serve teams of all shapes and sizes in every industry, from software and technical teams, to IT and service teams, to a broad array of business teams.

We have no single pure play competitor across all these markets. We do have a number of competitors for individual products, ranging from large technology vendors to new and emerging businesses in each of the markets we serve:

•
Software and Technical Teams - Our competitors include large technology vendors, including Microsoft, IBM and Hewlett Packard Enterprise and smaller companies like Rally Software (acquired by CA, Inc.) and GitHub that offer project management, collaboration and developer tools.

•
IT and Service Teams - Our competitors include primarily public cloud vendors, including ServiceNow, salesforce.com and Zendesk and legacy vendors such as BMC Software (Remedy) that offer service desk solutions.

•
Business Teams - Our competitors range from large technology vendors, including Microsoft, IBM and Google, that offer a suite of products, to smaller companies like Slack which offer point solutions for enterprise collaboration.

In most cases, due to the flexibility and breadth of our products, we co-exist alongside many of our competitors' products within our own customer base.

The principal competitive factors in our markets include product capabilities, flexibility, total cost of ownership, ease of access and use, performance and scalability, integration, customer satisfaction and global reach. Our product strategy, distribution model and company culture allow us to compete favorably on all these factors. Through our focus on research and development we are able to rapidly innovate, offer a breadth of products that are easy to use yet powerful, are integrated and delivered through multiple deployment options from cloud, to on-premises software to highly scalable data center solutions. Our high-velocity, low-friction online distribution model allows us to efficiently reach customers globally without the need to invest in a traditional salesforce. Our culture enables us to focus on customer success through superior products, transparent pricing and world-class customer support.

Employees

Our employees are our greatest asset and we strive to foster a collaborative, productive and fun work environment. As of June 30, 2017, 2016 and 2015 we had 2,193, 1,760 and 1,259 employees, respectively.

C. Organizational Structure

Atlassian Corporation Plc is a holding company and we conduct substantially all of our business through certain of our subsidiaries. As of June 30, 2017, our subsidiaries, all of which are wholly-owned, are as follows:

Name	Country of Incorporation
Atlassian (UK) Limited	United Kingdom
Atlassian (Australia) Limited	United Kingdom
Atlassian (Global) Limited	United Kingdom
Atlassian (UK) Operations Limited	United Kingdom
Atlassian, Inc.	United States of America
Atlassian LLC	United States of America
Atlassian Network Services, Inc.	United States of America
Dogwood Labs, Inc.	United States of America
Trello, Inc.	United States of America
Atlassian Australia 1 Pty Ltd	Australia
Atlassian Australia 2 Pty Ltd	Australia
Atlassian Corporation Pty. Ltd.	Australia
Atlassian Pty Ltd	Australia
Atlassian Capital Pty. Ltd.	Australia
MITT Australia Pty Ltd	Australia
MITT Trust	Australia
Atlassian K.K.	Japan
Atlassian Germany GmbH	Germany
Atlassian B.V.	Netherlands
Atlassian Philippines, Inc.	Philippines
Atlassian France	France
SIP Communicator Ltd.	Bulgaria
D. Property, Plant and Equipment
We lease approximately 156,658 square feet of office space in Sydney, Australia under various lease agreements. We lease approximately 79,000 square feet of office space in the San Francisco Bay Area, California, under various lease agreements. We also lease other office facilities around the world, including in Austin, Texas; the Netherlands; Japan; and the Philippines.

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
Our mission is to unleash the potential of every team.
Our products help teams organize, discuss and complete shared work—delivering superior outcomes for their organizations.
Our products serve teams of all shapes and sizes, in virtually every industry. Our primary products include JIRA for planning and project management, Confluence for content creation and sharing, HipChat for messaging and communications, Trello for capturing and adding structure to fluid, fast-forming work for teams, Bitbucket for code sharing and management, and JIRA Service Desk for service and support applications.
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
A substantial majority of our sales are automated through our website, including sales of our products through solution partners and resellers. Our solution partners and resellers primarily focus on customers in regions that require local language support. Sales through indirect channels comprised approximately 33% of total revenues for fiscal 2017. We plan to continue to invest in our partner programs to help us enter and grow in new markets, complementing our automated, low-touch approach.
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
In February 2017, we acquired Trello, a leading provider of project management and organization software. The total purchase price was approximately $384.0 million, which consisted of approximately $363.8 million in cash and $20.2 million for the fair value of exchanged unvested equity awards held by Trello employees for unvested equity awards of the company. The acquisition of Trello expands our teamwork platform by adding a complementary collaboration service to our existing project management, content creation and communication products.
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

As of June 30, 2017, we had 89,237 customers. With these customers using our software today, we are able to reach a vast number of users, gather insights to refine our offerings and generate growing revenue by expanding within our customer base. No single customer contributed more than 1% of our total revenues during the fiscal year ended June 30, 2017.
We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid license or subscription of our products for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments or subsidiaries with multiple active licenses or subscriptions of our products, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.
Our customers, as defined in this metric, have generated substantially all of our revenue in each of the periods presented. Including organizations who have only adopted our free or starter products, the active use of our products extends well beyond our 89,237 customers.
The following table sets forth our number of customers:

	As of June 30,
	2017	2016	2015
Customers	89,237*	60,950	48,622
    * Includes an increase in customers of 12,789 in February 2017 as a result of our acquisition of Trello.
Free cash flow
Free cash flow is a non-IFRS financial measure that we calculate as net cash provided by operating activities less net cash used in investing activities for capital expenditures.

	Fiscal Year Ended June 30,
	2017	2016	2015
	(U.S. $ in thousands)
Net cash provided by operating activities	$199,381	$129,542	$98,221
Less: Capital expenditures	(16,054)	(34,213)	(32,676)
Free cash flow	$183,327	$95,329	$65,545
Free cash flow increased by $87.9 million during the fiscal year ended June 30, 2017 as net cash provided by operating activities increased to $199.4 million during the fiscal year ended June 30, 2017 from $129.5 million during the fiscal year ended June 30, 2016. While net loss before income tax increased to $59.7 million during the fiscal year ended June 30, 2017 from $4.9 million for the fiscal year ended June 30, 2016, the increase in free cash flow was primarily attributable to an increase in adjustments for non-cash charges including an increase in share-based payment expense of $62.0 million and an increase of depreciation and amortization of $39.6 million, and a net increase of $19.3 million in our operating assets and liabilities.
We expect to continue to incur capital expenditures to support the growth in our business and operations, such as investments in new office facilities. We expect total capital expenditures to increase in absolute dollars in the fiscal year ending June 30, 2018 as compared with the fiscal year ended June 30, 2017. The timing of purchases of property and equipment may vary with business needs from period to period.
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
In the first year of a perpetual license, we receive maintenance revenues that are equal to the upfront cost of the license. For example, if a customer purchases a new Confluence Server license for 25 users, it would cost $700 for the license plus $700 for the first year of maintenance. After the first year, the customer may renew the software maintenance for an additional 12 months for $700.
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

Cost of Revenues
Cost of revenues primarily consists of employee-related costs, including share-based payment expense, associated with our customer support organization and data center operations, expenses related to hosting our cloud infrastructure, which includes third-party hosting fees and depreciation associated with computer equipment and software, payment processing fees, amortization of product technologies and facilities and related overhead costs. To support our cloud-based infrastructure, we utilize third-party managed hosting facilities and self-managed data centers in which we manage our own network equipment and systems. We allocate share-based payment expense to personnel costs based on the expense category in which the employee works. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in cost of revenues and operating expense categories.
Our cost of revenues also includes amortization of acquired intangible assets, such as the amortization of the cost associated with an acquired company’s developed technology.
Gross Profit and Gross Margin
Gross profit is total revenues less total cost of revenues. Gross margin is gross profit expressed as a percentage of total revenues. Gross margin can fluctuate from period to period as a result of changes in product and services mix.
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
We began granting RSUs in 2014. Prior to our IPO, we granted RSUs with both a time-based service condition and a liquidity condition. The time-based service condition for substantially all of these awards is satisfied over four years. The liquidity condition was satisfied upon the effectiveness of the registration statement related to our IPO. Pursuant to IFRS, we estimate the fair value of each award at the date of grant and recognize expense over the service period rather than starting expense recognition upon a liquidity event, as is the case under GAAP.
During the fiscal years ended June 30, 2017, 2016, and 2015, we recognized share-based payment expense of $137.4 million, $75.5 million and $41.5 million, respectively. As of June 30, 2017, the aggregate share-based payment expense remaining to be amortized to cost of revenues and operating expenses, over a weighted-average period of 1.4 years, was $160.1 million. We expect this share-based payment expense balance to be amortized as follows: $104.6 million during fiscal 2018; $41.9 million during fiscal 2019; $11.8 million during fiscal 2020 and $1.8 million during fiscal 2021. The expected amortization reflects only outstanding share awards as of June 30, 2017.
Research and development
Research and development expenses consist primarily of salaries and related expenses, including share-based payment expense, contract software development costs and facilities and related overhead costs. We continue to focus our research and development efforts on building new products, adding new features and services, integrating acquired technologies, increasing functionality, enhancing our cloud infrastructure and developing our mobile capabilities.

Marketing and sales
Marketing and sales expenses consist primarily of salaries and related expenses, including share-based payment expense, for our marketing and sales employees, marketing and sales programs and facilities and related overhead costs. Marketing programs consist of advertising, promotional events, corporate communications, brand building and product marketing activities such as online lead generation. Sales programs consist of activities and teams focused on supporting our partners and value-added resellers, tracking channel sales activity, supporting and servicing our largest customers by helping optimize their experience across our product portfolio, helping customers expand their use of our products across their organizations and helping product evaluators learn how they can use our tools most effectively.
General and administrative
General and administrative expenses consist of salaries and related expenses, including share-based payment expense, for finance, legal, human resources and information technology personnel, as well as external legal, accounting and other, professional fees, other corporate expenses and facilities and related overhead costs.
Income taxes
Income taxes primarily consist of income taxes in the United Kingdom, Australia and the United States, as well as income taxes in certain other foreign jurisdictions.
We generally conduct our international operations through wholly-owned subsidiaries and report our taxable income in various jurisdictions.
Net loss
We incurred a net loss on an IFRS basis in fiscal 2017 as we continued to make significant investments in research and development and technology infrastructure for our cloud-based offerings, expand our operations globally and develop new products and features for, and enhancements of, our existing products.

Results of Operations
The following table sets forth our results of operations for the periods indicated:

	Fiscal Year Ended June 30,
	2017	2016	2015
	(U.S. $ in thousands)
Revenues:
Subscription	$242,128	$146,659	$85,891
Maintenance	265,521	218,848	160,373
Perpetual license	74,565	65,487	57,373
Other	37,722	26,064	15,884
Total revenues	619,936	457,058	319,521
Cost of revenues (1) (2)	119,161	75,783	52,932
Gross profit	500,775	381,275	266,589
Operating expenses:
Research and development (1)	310,168	208,306	140,853
Marketing and sales (1) (2)	134,908	93,391	67,989
General and administrative (1)	118,785	85,458	56,033
Total operating expenses	563,861	387,155	264,875
Operating income (loss)	(63,086)	(5,880)	1,714
Other non-operating income (expense), net	(1,342)	(1,072)	(2,615)
Finance income	4,851	2,116	226
Finance costs	(75)	(71)	(74)
Loss before income tax benefit	(59,652)	(4,907)	(749)
Income tax benefit	17,148	9,280	7,524
Net income (loss)	$(42,504)	$4,373	$6,775
______________________________

(1)    Amounts include share-based payment expense, as follows:

Cost of revenues	$6,856	$5,371	$2,862
Research and development	79,384	35,735	22,842
Marketing and sales	17,395	11,945	6,670
General and administrative	33,813	22,429	9,160

(2)    Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$14,587	$7,405	$6,417
Marketing and sales	15,269	86	40

The following table sets forth our results of operations data for each of the periods indicated as a percentage of total revenues:

	Fiscal Year Ended June 30,
	2017	2016	2015
Revenues
Subscription	39%	32%	27%
Maintenance	43	48	50
Perpetual license	12	14	18
Other	6	6	5
Total revenues	100	100	100
Cost of revenues	19	17	17
Gross profit	81	83	83
Operating expenses
Research and development	50	45	44
Marketing and sales	22	20	21
General and administrative	20	19	17
Total operating expenses	92	84	82
Operating income (loss)	(11)	(1)	1
Other non-operating income (expense), net	—	—	(1)
Finance income	1	—	—
Finance costs	—	—	—
Loss before income tax benefit	(10)	(1)	—
Income tax benefit	3	2	2
Net income (loss)	(7)%	1%	2%
Fiscal Year Ended June 30, 2017 and 2016
Revenues

	Fiscal Year Ended June 30,
	2017	2016	$ Change	% Change
	(U.S. $ in thousands)
Subscription	$242,128	$146,659	$95,469	65%
Maintenance	265,521	218,848	46,673	21
Perpetual license	74,565	65,487	9,078	14
Other	37,722	26,064	11,658	45
Total revenues	$619,936	$457,058	$162,878	36

Total revenues increased $162.9 million, or 36%, in the fiscal year ended June 30, 2017 compared to the fiscal year ended June 30, 2016. Growth in total revenues was attributable to increased demand for our products from both new and existing customers. Of total revenues recognized in the fiscal year ended June 30, 2017, over 90% was attributable to sales to customer accounts existing on or before June 30, 2016. Our number of total customers increased to 89,237 at June 30, 2017 from 60,950 at June 30, 2016. This included an increase in customers of 12,789 as a result of our acquisition of Trello in February 2017.
Subscription revenues increased $95.5 million, or 65%, in the fiscal year ended June 30, 2017 compared to the fiscal year ended June 30, 2016. The increase in subscription revenues was primarily attributable to additional subscriptions from our existing customer base. As customers increasingly adopt cloud-based, subscription services and term-based licenses of our on-premises products for their business needs, we expect our subscription revenues to continue to increase at a rate higher than the rate of increase of our perpetual license revenues in future periods.
Maintenance revenues increased $46.7 million, or 21%, in the fiscal year ended June 30, 2017 compared to the fiscal year ended June 30, 2016. The increase in maintenance revenues was attributable to a growing customer base renewing software maintenance contracts related to our perpetual license software offerings.
Perpetual license revenues increased $9.1 million, or 14%, in the fiscal year ended June 30, 2017 compared to the fiscal year ended June 30, 2016. A substantial majority of the increase in perpetual license revenues was attributable to additional licenses to existing customers.
Other revenues increased $11.7 million, or 45%, in the fiscal year ended June 30, 2017 compared to the fiscal year ended June 30, 2016. The increase in other revenues was primarily attributable to a $11.4 million increase in revenue from sales of third-party add-ons and extensions through the Atlassian Marketplace.
Total revenues by geography were as follows:

	Fiscal Year Ended June 30,
	2017	2016	$ Change	% Change
	(U.S. $ in thousands)
Americas	$312,514	$232,793	$79,721	34%
Europe	242,496	178,087	64,409	36
Asia Pacific	64,926	46,178	18,748	41
	$619,936	$457,058	$162,878	36

Cost of Revenues

	Fiscal Year Ended June 30,
	2017	2016	$ Change	% Change
	(U.S. $ in thousands)
Cost of revenues	$119,161	$75,783	$43,378	57%
Gross profit	83%	83%
Cost of revenues increased $43.4 million, or 57%, in the fiscal year ended June 30, 2017 compared to the fiscal year ended June 30, 2016. The overall increase was primarily due to an increase in depreciation expense and other hosting costs associated with our data centers of $18.0 million, an increase in compensation expense for employees and contractors of $10.2 million, which included an increase of $1.5 million in share-based payment expense, an increase in amortization of acquired intangible assets of $7.2 million, an increase in credit card processing fees of $2.7 million, an increase in facilities and related overhead costs of $2.5 million, and an increase in professional and outside services of $2.0 million. The increase in depreciation expense in fiscal 2017 was due a change in the useful life for our self-managed data center assets, as a result of our continued investment in cloud infrastructure.
We increased our headcount during the period to meet the higher demand for services from our customers. We expect to continue to invest in additional personnel as we scale. Over time, we expect the revenue from our cloud subscription business to grow as a percentage of total revenues. As a result, we intend to continue to invest in our cloud infrastructure, which we expect to lead to an increase in cost of revenues in absolute dollars and may lead to an increase in cost of revenues as a percentage of revenue during the fiscal year ending June 30, 2018. We also expect amortization of acquired intangible assets will increase in the fiscal year ending June 30, 2018 as a result of the impact from a full year of amortization expense from our intangible assets recognized from our acquisition of Trello in February 2017. Additionally, amortization of acquired intangible assets may increase if we acquire additional businesses and technologies.

Operating Expenses
Research and development

	Fiscal Year Ended June 30,
	2017	2016	$ Change	% Change
	(U.S. $ in thousands)
Research and development	$310,168	$208,306	$101,862	49%
Research and development expenses increased $101.9 million, or 49%, in the fiscal year ended June 30, 2017 compared to the fiscal year ended June 30, 2016. The overall increase was primarily a result of an increase in compensation expense for employees and contractors of $78.2 million, which included an increase of $43.6 million in share-based payment expenses, an increase of $7.7 million in internal hosting costs for development, an increase of $7.4 million in facilities and related overhead costs to support our employees, an increase in software expense of $4.3 million, and an increase of $3.6 million in professional outside services. We increased our research and development headcount during the period in order to enhance and extend our service offerings and develop new technologies. We expect that research and development expenses will increase in absolute dollars and may increase as a percentage of revenues in future periods as we continue to invest in additional personnel and technology to support the development, improvement and integration of technologies.
Marketing and sales

	Fiscal Year Ended June 30,
	2017	2016	$ Change	% Change
	(U.S. $ in thousands)
Marketing and sales	$134,908	$93,391	$41,517	44%
Marketing and sales expenses increased $41.5 million, or 44%, for the fiscal year ended June 30, 2017, compared to the fiscal year ended June 30, 2016. Marketing and sales expenses increased primarily due to an increase of $20.2 million in employee-related costs, which included an increase of $5.4 million in share-based payment expenses, an increase of $15.1 million in amortization of acquired intangible assets, an increase of $3.4 million in professional and outside services, an increase of $2.7 million in facilities and related overhead costs, offset by a decrease of $1.4 million in advertising, marketing and event costs. Our marketing and sales headcount increased during the period as a result of hiring additional marketing personnel and support personnel to expand our relationship with our existing customers and to attract new customers. We expect marketing and sales expenses to increase in absolute dollars as we continue to invest in additional marketing and sales personnel, expand our global promotional activities, build brand awareness, expand our relationship with existing customers, attract new customers and sponsor additional marketing events. The timing of certain marketing events, such as our bi-annual and largest event, Atlassian Summit, will affect our marketing costs in a particular quarter.
General and administrative

	Fiscal Year Ended June 30,
	2017	2016	$ Change	% Change
	(U.S. $ in thousands)
General and administrative	$118,785	$85,458	$33,327	39%
General and administrative expenses increased $33.3 million, or 39%, in the fiscal year ended June 30, 2017, compared to the fiscal year ended June 30, 2016. The increase was primarily due to an increase of $21.0 million in compensation expense for employees and contractors, which included an increase of $11.4 million in share-based payment expenses, an increase of $7.1 million in professional and outside services, an increase of $4.2 million in facilities and overhead. Our general and administrative headcount increased during the period as we added personnel to support our growth. We also incurred additional expense related to being a publicly-traded company, including higher legal, corporate insurance and accounting costs as well as costs of achieving and maintaining compliance with public company regulations. We expect that general and administrative expenses will increase in absolute dollars as we continue to invest in additional personnel and our infrastructure and incur additional professional fees to support the growth of our business.
Income tax benefit

	Fiscal Year Ended June 30,
	2017	2016	$ Change	% Change
	(U.S. $ in thousands)
Income tax benefit	$17,148	$9,280	$7,868	85%
Effective tax rate	*	*
_______________________
*    Not meaningful
We reported a tax benefit of $17.1 million on pretax loss of $59.7 million for the fiscal year ended June 30, 2017, as compared to a tax benefit of $9.3 million on pretax income of $4.9 million for the fiscal year ended June 30, 2016. Our effective tax rate substantially differed from the United Kingdom income tax rate of 19.8% primarily due to the recognition of significant permanent differences during the fiscal years ended June 30, 2017 and 2016. Significant permanent differences included a non-assessable non-operating item, foreign tax credits not utilized, nondeductible share-based payment expense, research and development incentives and taxes in foreign jurisdictions with a tax rate different than the United Kingdom statutory rate (Australia and the United States).
See Note 8, “Income Tax,” to the Notes to the Consolidated Financial Statements for our reconciliation of loss before income tax benefit to income tax benefit. A change in our global operations could result in changes to our effective tax rates, future cash flows and overall profitability of our operations.
Fiscal Year Ended June 30, 2016 and 2015
Revenues

	Fiscal Year Ended June 30,
	2016	2015	$ Change	% Change
	(U.S. $ in thousands)
Subscription	$146,659	$85,891	$60,768	71%
Maintenance	218,848	160,373	58,475	36
Perpetual license	65,487	57,373	8,114	14
Other	26,064	15,884	10,180	64
Total revenues	$457,058	$319,521	$137,537	43
Total revenues increased $137.5 million, or 43%, in the fiscal year ended June 30, 2016 compared to the fiscal year ended June 30, 2015. Growth in total revenues was attributable to increased demand for our products from both new and existing customers. Of total revenues recognized in the fiscal year ended June 30, 2016, over 90% was attributable to sales to customer accounts existing at June 30, 2015. Our number of total customers increased from 48,622 at June 30, 2015 to 60,950 at June 30, 2016. Additionally, we attribute approximately 11 of the 43 percentage points of the increase in total revenues in the fiscal year ended June 30, 2016 to customers who made purchases under new pricing plans that were introduced in calendar year 2012.
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
Total revenues by geography were as follows:

	Fiscal Year Ended June 30,
	2016	2015	$ Change	% Change
	(U.S. $ in thousands)
Americas	$232,793	$159,380	$73,413	46%
Europe	178,087	127,704	50,383	39
Asia Pacific	46,178	32,437	13,741	42
	$457,058	$319,521	$137,537	43
Cost of Revenues

	Fiscal Year Ended June 30,
	2016	2015	$ Change	% Change
	(U.S. $ in thousands)
Cost of revenues	$75,783	$52,932	$22,851	43%
Gross profit	83%	83%
Cost of revenues increased $22.9 million, or 43%, in the fiscal year ended June 30, 2016 compared to the fiscal year ended June 30, 2015. The overall increase was primarily due to an increase in compensation expense for employees and contractors of $9.1 million, which included an increase of $2.5 million in share-based payment expense, an increase in depreciation expense and other hosting costs associated with our data centers of $8.2 million, and an increase in amortization of acquired intangible assets of $1.0 million. We increased our headcount during the period to meet the higher demand for support services from our customers.
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
Marketing and sales

	Fiscal Year Ended June 30,
	2016	2015	$ Change	% Change
	(U.S. $ in thousands)
Marketing and sales	$93,391	67,989	$25,402	37%
Marketing and sales expenses increased $25.4 million, or 37%, for the fiscal year ended June 30, 2016, compared to the fiscal year ended June 30, 2015. Marketing and sales expenses increased primarily due to an increase of $15.2 million in employee-related costs, which included an increase of $5.3 million in share-based payment expenses, an increase of $4.9 million in advertising, marketing and event costs, an increase of $2.2 million in facilities and related overhead costs, and an increase of $1.9 million in professional and outside services. Our marketing and sales headcount increased during the period as a result of hiring additional marketing personnel and support personnel to expand our relationship with our existing customers and to attract new customers.
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
Income tax benefit

	Fiscal Year Ended June 30,
	2016	2015	$ Change	% Change
	(U.S. $ in thousands)
Income tax benefit	$9,280	7,524	$1,756	23%
Effective tax rate	*	*
_______________________
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
B. Liquidity and Capital Resources
Since our inception, we have financed our operations primarily through cash flows generated by operations. At June 30, 2017, we had cash and cash equivalents totaling $244.4 million, short-term investments totaling $305.5 million and trade receivables totaling $26.8 million.
Our cash flows from operating activities, investing activities and financing activities for the fiscal years ended June 30, 2017, 2016 and 2015 were as follows:

	Fiscal Year Ended June 30,
	2017	2016	2015
	(U.S. $ in thousands)
Net cash provided by operating activities	$199,381	$129,542	$98,221
Net cash used in investing activities	(224,573)	(489,510)	(28,566)
Net cash provided by financing activities	9,438	432,784	2,338
Effect of exchange rate changes on cash and cash equivalents	465	(201)	(1,665)
Net increase (decrease) in cash and cash equivalents	$(15,289)	$72,615	$70,328

At June 30, 2017, our cash and cash equivalents were held for working capital purposes, a majority of which was held in money market funds and cash deposits. We expect to increase our capital expenditures during the fiscal year ending June 30, 2018 to support the growth in our business and operations, such as new office facilities. We believe that our existing cash and cash equivalents, together with cash generated from operations, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spend on research and development efforts, employee headcount, marketing and sales activities, acquisitions of additional businesses and technologies, the introduction of new software and services offerings, enhancements to our existing software and services offerings and the continued market acceptance of our products.
Cash provided by operating activities has historically been affected by the amount of net income (loss) adjusted for non-cash expense items such as depreciation and amortization and expense associated with share-based awards, the timing of employee-related costs such as bonus payments, collections from our customers, which is our largest source of operating cash flows, and changes in other working capital accounts.
Accounts impacting working capital consist of trade receivables, prepaid expenses and other current assets, trade and other payables, provisions, and other non-current liabilities. Our working capital may be impacted by various factors in future periods, such as billings to customers for subscriptions, licenses and maintenance services and the subsequent collection of those billings or the amount and timing of certain expenditures.
Net cash provided by operating activities was $199.4 million for the fiscal year ended June 30, 2017, as a result of loss before income tax of $59.7 million adjusted by non-cash charges including depreciation and amortization of $61.5 million and share-based payment expense of $137.4 million. The net increase of $67.7 million from our operating assets and liabilities was primarily attributable to a $72.6 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts, a $10.9 million increase in trade and other payables, provisions and other non-current liabilities, offset by a $10.2 million increase in trade receivables and a $5.6 million increase in prepaid expenses and other current and non-current assets. Net cash provided by operating activities was also impacted by income taxes paid, net of refunds, of $9.0 million and interest received of $6.5 million.
Net cash provided by operating activities was $129.5 million for the fiscal year ended June 30, 2016, as a result of loss before income tax of $4.9 million adjusted by non-cash charges including a net increase of $48.4 million from our operating assets and liabilities, depreciation and amortization of $21.9 million and share-based payment expense of $75.5 million. The increase in our operating assets and liabilities was primarily attributable to a $44.5 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts, a $11.6 million increase in trade and other payables, provisions and other non-current liabilities, offset by a $4.2 million decrease in prepaid expenses and other current and non-current asset and a $3.5 million increase in trade receivables. Net cash provided by operating activities was also impacted by income taxes paid, net of refunds of $12.4 million and interest received of $2.8 million.
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
Net cash used in investing activities for the fiscal years ended June 30, 2017, 2016 and 2015 were $224.6 million, $489.5 million and $28.6 million, respectively. Net cash used in investing activities during the fiscal year ended June 30, 2017 was primarily related to cash paid for business combinations, net of cash acquired, totaling $381.1 million, purchases of investments totaling $423.5 million and purchases of property and equipment totaling $15.1 million to support the growth of our business, including hardware, equipment and leasehold improvements, offset by cash received from the maturing of investments which totaled $111.4 million and proceeds from sales of investments of $488.7 million. Net cash used in investing activities during the fiscal year ended June 30, 2016 was primarily related to purchases of investments totaling $569.1 million and capital expenditures totaling $34.2 million to support the growth of our business, including hardware, software, equipment and leasehold improvements, offset by cash received from the maturing of investments which totaled $65.3 million and proceeds from sales of investments of $49.5 million. Net cash used in investing activities during the fiscal year ended June 30, 2015 was primarily related to purchases of investments totaling $50.0 million and capital expenditures totaling $32.7 million to support the growth of our business, including hardware, software, equipment, leasehold improvements and acquisitions totaling $10.6 million, offset by cash received from the maturing of investments which totaled $64.8 million.
We anticipate additional capital expenditures in future periods as a result of investments in new office facilities. The timing of purchases of property and equipment may vary with business needs from period to period.
Net cash provided by financing activities was $9.4 million for the fiscal year ended June 30, 2017, which consisted of proceeds from exercises of employee share options. Net cash provided by financing activities was $432.8 million for the fiscal year ended June 30, 2016, which consisted of $431.4 million of proceeds from the issuance of Class A ordinary shares from our IPO, net of offering costs, and $6.7 million of proceeds from exercises of employee share options, offset by taxes paid related to the net share settlement of equity awards of $5.4 million. Net cash provided by financing activities was $2.3 million for the fiscal year ended June 30, 2015 as a result of proceeds from exercises of employee share options.
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
If, at the outset of an arrangement, revenue cannot be measured reliably, we defer the recognition of revenue until the arrangement fee becomes due and payable by the customer. Additionally, if, at the outset of an arrangement, we determine that collectability is not probable, we defer the recognition of revenue until the earlier of when collectability becomes probable or payment is received. We enter into arrangements directly with end users as well as indirectly through solution partners and resellers. Revenue recognition for indirect customers is the same as for direct customers as the terms of sale are substantially the same.
In the absence of industry-specific software revenue recognition guidance under IFRS, we look to U.S. GAAP when establishing policies related to revenue recognition. Our revenue recognition policy considers the guidance provided by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 985-605, Software Revenue Recognition, and FASB ASC Subtopic 605-25, Multiple-Element Arrangements, where applicable, as authorized by International Accounting Standard (“IAS”) 8, Accounting Policies, Changes in Accounting Estimates and Errors.
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
As part of our acquisition of Trello, we exchanged unvested stock options held by Trello employees for unvested share options of the company. Prior to our IPO, we granted share options to certain employees as part of their compensation package. We estimate the fair value of share options using the Black-Scholes option-valuation model.
Our Black-Scholes option-valuation model requires the input of highly subjective assumptions and estimates, which involve inherent uncertainties and the application of management's judgment. If factors change and different assumptions are used, our share-based payment expense could be materially different in the future. The following assumptions were used as inputs for the option-valuation model:

•
Fair value of underlying shares—Prior to our IPO, there was no active external or internal market for our shares at the date of the grant. In order to determine the fair value of our restricted shares prior to our IPO, we enlisted the assistance of a third-party valuation firm. The valuations of our shares were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. Following our IPO, we refer to the closing stock price on the grant date to determine the fair value of the underlying Class A ordinary shares.

•
Expected volatility—As there was no active external or internal market for our shares prior to our IPO, we estimated the expected volatility for our shares by taking the average historic price volatility for a group of publicly traded industry peers. Our industry peers consist of several public companies in the technology industry that are similar to us in size and stage of life cycle. Following our IPO, we estimate expected future volatility based on the historical volatility of our stock price.

•	Expected term—We determined the expected term based on the average period the share options are expected to remain outstanding.

•
Risk-free interest rate—We based the risk-free interest rate on the implied yield available on zero-coupon government issued securities in the country in whose currency the exercise price was expressed over the expected term of the option.

•
Dividend yield—Prior to our IPO, the restricted shares underlying our share options were not entitled to dividends. As such, we used an expected dividend yield of zero. Following our IPO, we do not anticipate paying any cash dividends in the foreseeable future and therefore use an expected dividend yield of zero in the option pricing model.

Business Combinations
Accounting for business combinations requires us to make significant estimates, assumptions, and judgments at the acquisition date with respect to tangible and intangible assets acquired and liabilities assumed. These estimates in valuing certain intangible assets and goodwill we have acquired include but are not limited to:

•	future expected cash flows from sales, other customer contracts and acquired developed technologies;

•	the acquired company’s trade name, trademark and existing customer relationships, as well as assumptions about the useful lives of the acquired trade name, trademark and customer relationships;

•	uncertain tax positions; and

•	discount rates used to determine the present value of estimated future cash flows.

Unanticipated events and circumstances may occur that may affect the accuracy or validity of such assumptions, estimates or actual results.
Goodwill, Intangibles, and Other Long-Lived Assets
We make significant estimates, assumptions, and judgments when valuing goodwill and other intangible assets in connection with the initial purchase price allocation of an acquired entity, as well as when evaluating impairment of goodwill and other acquired intangible assets on an ongoing basis. These estimates are based upon a number of factors, including historical experience, market conditions, and information obtained from the management of the acquired company. Critical estimates in valuing certain intangible assets include, but are not limited to, cash flows that an asset is expected to generate in the future, discount rates, the time and expense that would be necessary to recreate the assets, and the expected use of the acquired assets. The amounts and useful lives assigned to identified intangible assets impacts the amount and timing of future amortization expense.
We assess impairment of all assets at each reporting date by evaluating conditions specific to us and to the particular asset that may lead to impairment. These include product performance, technology, economic and political environments, and future product expectations. If an impairment trigger exists, the recoverable amount of the asset is determined. No indicators of impairment existed that were significant enough to warrant such assets to be tested for impairment in the fiscal years ended June 30, 2017, 2016 and 2015.
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
New accounting standards not yet adopted
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which supersedes most current revenue recognition requirements. The standard establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration to be entitled to in exchange for those goods or services. The standard also requires new disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. The standard is effective for our fiscal year ending June 30, 2019, and while early application is permitted under IFRS, we plan to adopt the new standard as of July 1, 2018.
The standard may be applied retrospectively to each prior period presented (full retrospective method), or with the cumulative effect recognized in beginning retained earnings (accumulated deficit) as of the date of initial adoption (modified retrospective method).
As a result of adoption we expect the primary impact to be related to our term-based licenses of our on-premises products, as we anticipate a portion of revenue for these contracts will be recognized earlier. Currently, we recognize revenue for our term-based licenses ratably over the service period. We continue to evaluate and quantify the impact of adopting IFRS 15 on our consolidated financial statements. We have assigned internal resources, engaged third-party service providers and have a preliminary project plan in order to guide us in this implementation.
In January 2016, the IASB issued the IFRS 16, Leases, which supersedes the existing leases standard, IAS 17, Leases, and related interpretations. The standard introduces a single lessee accounting model and requires a lessee to recognize all leases with a term of more than 12 months, as assets and liabilities on its statement of financial position. The standard is effective beginning for our fiscal year ending June 30, 2020, though early adoption is permitted for companies that early adopt IFRS 15. We are currently evaluating the impact of adopting the standard on our consolidated financial statements.
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
As a company, we prioritize research and development above all other operating investments. Over the last three fiscal years, we invested $521.4 million in research and development activities, excluding share-based compensation, translating to 37.3% of the revenue generated over the same period. During this period, we successfully launched several new innovations including the introduction of three purpose-built versions of JIRA (JIRA Software, JIRA Service Desk and JIRA Core) and Data Center products for JIRA, Confluence, HipChat and Bitbucket.
As of June 30, 2017, over 50% of our employees were involved in research and development activities. Our research and development organization is globally distributed across four locations: Sydney, Australia, the San Francisco Bay Area, California, New York, New York, and Austin, Texas. In addition, we conduct research and development activities at our partner location in Gdansk, Poland.
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
As of June 30, 2017, we had 14 issued patents and 36 applications pending in the United States. We had no issued patents or patent applications pending in jurisdictions outside of the United States. These patents and patent applications seek to protect proprietary inventions relevant to our business. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost effective.
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
E. Off-Balance Sheet Arrangements
At June 30, 2017, 2016 and 2015, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other purposes. Other than operating leases for office space, we have not engaged in off-balance sheet financing arrangements.
F. Contractual Obligations and Commitments
Our principal contractual commitments primarily consist of obligations under operating leases for office space and contractual commitments for hosting services. At June 30, 2017, the future non-cancelable minimum lease payments under these obligations, and our future non-cancelable minimum payments under our other contractual obligations, were as follows:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
	(U.S. $ in thousands)
Operating lease obligations	$55,869	$14,309	$36,615	$4,945	$—
Other obligations	8,110	6,956	1,154	—	—
Total	$63,979	$21,265	$37,769	$4,945	$—

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information for our directors and executive officers, and their ages as of June 30, 2017. Unless otherwise stated, the address for our non-employee directors and executive officers, other than Messrs. Cannon-Brookes and Farquhar, is 1098 Harrison Street, San Francisco, California 94103. The address for Messrs. Cannon-Brookes and Farquhar is Level 6, 341 George Street, Sydney, NSW, 2000, Australia.

Name	Age	Position
Executive Officers and Employee Directors
Michael Cannon-Brookes	37	Co-Founder, Co-Chief Executive Officer and Director
Scott Farquhar	37	Co-Founder, Co-Chief Executive Officer and Chair
Jay Simons	44	President
Murray Demo(1)	56	Chief Financial Officer
Tom Kennedy	43	Chief Legal Officer
Helen Russell	49	Chief People Officer
Sri Viswanath	42	Chief Technology Officer

Non-Employee Directors:
Shona Brown(2)	51	Director
Heather Mirjahangir Fernandez(3)(4)	41	Director
Jay Parikh(2)	44	Director
Enrique Salem(3)(4)	51	Director
Steven Sordello(3)	48	Director
Richard P. Wong(2)(4)	48	Director
__________________________________
(1) Mr. Demo will be leaving Atlassian on December 31, 2017 to focus on his corporate and non-profit board work.
(2) Member of the compensation and leadership development committee.
(3) Member of the audit committee.
(4) Member of the nominating and corporate governance committee.

Each executive officer serves at the discretion of our board of directors and holds office until his or her successor is duly elected and qualified or until his or her earlier resignation or removal. There are no family relationships among any of our directors or executive officers and no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any directors or executive officers were selected as a director or member of senior management.

Executive Officers and Employee Directors

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

Scott Farquhar co-founded Atlassian and has served as our Co-Chief Executive Officer and as a member of our board of directors since October 2002 and as chair of our board of directors since December 2016. Mr. Farquhar holds a Bachelor of Science in business information technology from the University of New South Wales, Australia.

Jay Simons has served as our President since August 2011. From June 2008 to August 2011, Mr. Simons served as our Vice President of Sales and Marketing. From October 2005 to May 2008, Mr. Simons served in various roles, including Vice President, Marketing, at BEA Systems, Inc. an enterprise software company, which was acquired by Oracle Corporation in 2008. From 1998 to 2005, Mr. Simons served in various roles, including Vice President, Product Marketing & Strategy, at Plumtree Software, Inc., a web software company, which was acquired by BEA Systems, Inc. in 2005. Mr. Simons is currently a director of HubSpot, Inc., a publicly-traded software company. Mr. Simons holds a Bachelor of Arts in political science and environmental science from the University of Washington.

Murray Demo has served as our Chief Financial Officer since October 2015. From December 2011 to October 2015, Mr. Demo served on our board of directors. From May 2009 to June 2012, Mr. Demo served as the Executive Vice President and Chief Financial Officer of Dolby Laboratories, Inc., an entertainment technology company. From September 2007 to June 2008, Mr. Demo was the Executive Vice President and Chief Financial Officer of LiveOps, Inc., a contact center software and call center outsourcing company. From May 2007 to September 2007, Mr. Demo served as Executive Vice President and Chief Financial Officer of Postini, Inc., an on-demand communication security software company, which was acquired by Google Inc. in 2007. From 1996 to 2006, Mr. Demo served in various senior finance roles at Adobe Systems Incorporated, a software company, including serving as Chief Financial Officer from 2000 to 2006. Mr. Demo is currently a director of Citrix Systems, Inc., a publicly-traded software company, and several other private companies. Mr. Demo holds a Master in Business Administration from Golden Gate University and a Bachelor of Arts in business economics from the University of California, Santa Barbara.

Tom Kennedy has served as our Chief Legal Officer since October 2011. From July 2010 to July 2011, Mr. Kennedy served as a Transition Executive at IBM Corporation, a global technology company. From July 2007 to July 2010, Mr. Kennedy served as Senior Vice President and General Counsel of BigFix, Inc., a security software company, which was acquired by IBM Corporation in 2010. From November 1999 to May 2007, Mr. Kennedy was an attorney at Cooley LLP. Mr. Kennedy holds a Juris Doctor degree from the University of California, Los Angeles and a Bachelor of Arts in political science from the University of California, Berkeley.

Helen Russell has served as our Chief People Officer since October 2016. From July 2014 to August 2016, Ms. Russell served as Chief Human Resources Officer of Sonos, Inc., a provider of home sound systems. From August 2010 to June 2014, Ms. Russell served as Global Head of Human Resources Officer of Kantar Group, a research, data and insight consultancy. From 2005 to 2010, Ms. Russell served as Vice President Human Resources EMEA for Yahoo Inc., a web services provider, which was acquired by Verizon in 2017, and from 2000 to 2005 as Vice President Human Resources EMEA for Siebel CRM Systems, Inc., an enterprise software company, acquired by Oracle Corporation in 2005. Ms. Russell holds a Bachelor of Arts in sociology and bio-mechanics from the University of Liverpool, England.

Sri Viswanath has served as our Chief Technology Officer since January 2016. From April 2013 to December 2015, Mr. Viswanath served as Chief Technology Officer and Senior Vice President of Product and Engineering at Groupon, Inc., a global local commerce company. From September 2012 to April 2013, Mr. Viswanath was the Vice President of Research and Development for mobile computing at VMware, a provider of cloud and virtualization software and services. From September 2009 to November 2011, Mr. Viswanath served as Senior Vice President of Engineering at Ning, Inc., an online SaaS platform company, which was acquired in November 2011 by Glam Media, a media company, where he became Senior Vice President of Engineering and General Manager of publisher products from November 2011 to August 2012. From 1999 to July 2008, Mr. Viswanath led the development of a number of open-source and business-to-business products at Sun Microsystems. Mr. Viswanath holds a Master of Science in computer science from Clemson University and a Master of Science in management from Stanford University.

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

Heather Mirjahangir Fernandez has served on our board of directors since November 2015. Ms. Mirjahangir Fernandez is the Chief Executive Officer and co-founder of Solv., an early stage private company in the digital health space. From January 2014 to August 2015, Ms. Mirjahangir Fernandez served as Senior Vice President and General Manager of Business Services at Trulia, Inc., an online residential real estate site, which was acquired by Zillow, Inc. in 2015. From August 2006 to January 2014, Ms. Mirjahangir Fernandez served in various other senior management positions in sales and marketing at Trulia, Inc. Prior to Trulia, Inc., Ms. Mirjahangir Fernandez was an advisor at Morgan Stanley and Director of the Impact Group at Blanc & Otus. Ms. Mirjahangir Fernandez holds a Master in Business Administration from Stanford University Graduate School of Business and a Bachelor of Arts in political science from University of California, Berkeley.

Jay Parikh has served on our board of directors since July 2013. Mr. Parikh has served as Vice President of Infrastructure Engineering of Facebook, Inc. since November 2009. From October 2007 to October 2009, Mr. Parikh served as Senior Vice President, Engineering & Operations at Ning, Inc., a social networking company. From April 1999 to October 2007, Mr. Parikh served as Vice President of Engineering at Akamai Technologies, Inc., a cloud services provider. Mr. Parikh holds a Bachelor of Science in mechanical engineering from Virginia Tech.

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

Steven Sordello has served on our board of directors since November 2015. Since July 2007, Mr. Sordello has served as the Chief Financial Officer of LinkedIn Corporation, an online business-oriented social networking service, which was acquired by Microsoft in 2016. From August 2006 to July 2007, Mr. Sordello served as Chief Financial Officer of TiVo, Inc., a manufacturer of digital video recorders. From May 1999 to October 2005, Mr. Sordello served in several roles, including as Chief Financial Officer, at Ask Jeeves, Inc., an Internet search engine company, which was acquired by IAC in 2005. Prior to that, Mr. Sordello served in various finance roles at Adobe Systems Incorporated, a software company, and Syntex Corporation, a pharmaceuticals company, which was acquired by Roche Pharmaceuticals in 1994. Mr. Sordello is currently a director of Cloudera, Inc., a publicly traded software company. Mr. Sordello holds a Master in Business Administration and a Bachelor of Science in business from Santa Clara University.

Richard P. Wong has served on our board of directors since July 2010. Mr. Wong has served as a General Partner to Accel Partners, a venture capital firm, since December 2006. From January 2001 to November 2006, Mr. Wong held a number of executive roles at Openwave Systems Inc., a mobile software company, including Senior Vice President of Products and Chief Marketing Officer. Mr. Wong is currently a director of Sunrun Inc., a publicly-traded solar energy company, and several other private companies. Mr. Wong holds a Master in Management from the MIT Sloan School of Management and a Bachelor of Science in materials science and engineering from the Massachusetts Institute of Technology.

B. Compensation

Executive Officers’ Compensation
For the fiscal year ended June 30, 2017, we paid an aggregate of $2,973,294 million in cash compensation and benefits to our executive officers, including our Co-Chief Executive Officers who also served as employee directors. We paid our executive officers a base salary and annual cash bonus and made contributions to their retirement funds, however, Messrs. Cannon-Brookes and Farquhar each opted not to participate in our bonus for fiscal 2017.
Directors’ Compensation

Employee Directors

For the fiscal year ended June 30, 2017, we did not pay our employee directors any compensation for their services as directors. The table below sets forth the compensation paid to our employee directors for their services as executive officers for the fiscal year ended June 30, 2017:

Fiscal Year Ended June 30, 2017 Employee Directors’ Compensation (U.S. $) (1)

Name	Salary/Fees	Benefits	Annual Bonus(2)	Long-Term Incentive	Retirement Benefits(3)	Total
Michael Cannon-Brookes	$294,615	-	-	-	$27,988	$322,603
Scott Farquhar	$294,615	-	-	-	$27,988	$322,603

(1)
For the fiscal year ended June 30, 2017, the cash compensation for our employee directors were set, and paid, in Australian dollars. Currency received by our employee directors in Australian dollars have been converted into U.S. dollars based on the U.S. Department of Treasury reporting rates of exchange as of June 30, 2017, which provides an exchange rate of USD 1.00 to AUD 1.30.

(2)	Messrs. Cannon-Brookes and Farquhar each opted not to participate in our bonus plan during the fiscal year ended June 30, 2017.

(3)	These amounts represent our contributions to each employee director's retirement fund, as required by applicable jurisdictional law.

Non-Employee Directors

In connection with our IPO in December 2015, we implemented a formal policy (the “Director Compensation Policy”) pursuant to which our non-employee directors are eligible to receive the following cash retainers and equity awards (U.S. $):

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

Our Director Compensation Policy provides that, upon initial election to our board of directors, each non-employee director will be granted RSUs having a fair market value of $250,000 (the "Initial Grant") based on the closing trading price of a Class A ordinary share on the date of grant. In addition, on the date of each annual meeting of shareholders, each non-employee director who will continue as a non-employee director following such meeting will be granted an annual award of RSUs having a fair market value of $225,000 (the "Annual Grant"). If a new non-employee director joins our board of directors on a date other than the date of our annual meeting of shareholders, such non-employee director will be granted a pro-rata portion of the Annual Grant, based on the time between his or her appointment and our next annual meeting of shareholders. The Initial Grant will vest according to the following schedule: 25% will vest on the one-year anniversary of the grant date and the remaining 75% will vest in equal quarterly installments over the next three years, subject to continued service as a director through the applicable vesting dates. The Annual Grant will vest in full on the earlier of (i) the one-year anniversary of the grant date or (ii) the next annual meeting of shareholders, subject to continued service as a director through the applicable vesting date.

All awards granted to our non-employee directors are subject to full accelerated vesting upon the sale of the company.

We reimburse all reasonable out-of-pocket expenses incurred by directors in attending meetings of the board of directors or any committee thereof, or otherwise in connection with the exercise of their powers and responsibilities as directors.

Each of our non-employee directors is required, within four years following his or her first election to our board of directors (or, if later, from the effective date of our Director Compensation Policy), to own Class A ordinary shares having an aggregate value of at least $250,000.

For the fiscal year ended June 30, 2017, we paid our non-employee directors in accordance with our Director Compensation Policy. The table below sets forth the compensation paid to our non-employee directors for the fiscal year ended June 30, 2017:

Fiscal Year Ended June 30, 2017 Non-Employee Directors’ Compensation (U.S. $)

Name	Salary/Fees(5)	Benefits	Annual Bonus	Long-Term Incentives(5)		Retirement Benefits	Total
Shona Brown (1)	$58,000	—	—	$225,000	(6)	—	$283,000
Douglas Burgum (2)	$50,000	—	—	$—		—	$50,000
Heather Mirjahangir Fernandez	$50,000	—	—	$225,000	(6)	—	$275,000
Jay Parikh	$50,000	—	—	$225,000	(6)	—	$275,000
Enrique Salem	$50,000	—	—	$225,000	(6)	—	$275,000
Steven Sordello (3)	$70,000	—	—	$225,000	(6)	—	$295,000
Richard P. Wong(4)	$60,000	—	—	$225,000	(6)	—	$285,000

(1)	Dr. Brown was the chair of the compensation and leadership development committee after the resignation of Mr. Burgum.

(2)
Mr. Burgum resigned as a non-employee director in December 2016. Prior to his resignation, Mr. Burgum was the chair of the board of directors and the compensation and leadership development committee. The compensation set forth in the table above was paid to Mr. Burgum for his services prior to his resignation as a non-employee director. Other than being entitled these payments, Mr. Burgum was not entitled to any severance or any other consideration after his resignation as a non-employee director. Pursuant to the terms of the RSUs granted to Mr. Burgum (consistent with the terms of the RSUs granted to other non-employee directors), any unvested RSUs held by Mr. Burgum as of his resignation date would have been terminated as of such date and added back to the Class A ordinary shares available for issuance under our 2015 Share Incentive Plan; Mr. Burgum did not hold any unvested RSUs as of such date.

(3)	Mr. Sordello was the chair of the audit committee.

(4)    Mr. Wong was the chair of the nominating and corporate governance committee.

(5)
The equity awards are not subject to performance measures, so the value of the equity awards have been included in full, notwithstanding that the equity awards are subject to outstanding service-based vesting conditions.

(6)	Each continuing non-employee member of our board of directors was granted RSUs having a fair market value of $225,000.

Director Agreements

We entered into director agreements with each of Messrs. Burgum (who resigned as a director in December 2016), Parikh and Salem, dated June 7, 2012, July 30, 2013 and July 30, 2013, respectively.
The director agreement for Mr. Burgum provided him with an option to purchase 300,000 shares of restricted stock (automatically converted into the right to receive Class A ordinary shares upon our IPO) at an exercise price of USD $1.59. The option vests in 48 equal monthly installments from the grant date (June 12, 2012), subject to Mr. Burgum’s continued service as a director through the applicable vesting dates, unless the compensation and leadership development committee determines that the circumstances warrant continued vesting. Mr. Burgum early exercised the option and received shares subject to the company’s right of repurchase if Mr. Burgum terminates his service for any reason prior to the applicable vesting dates. As of the date of his resignation, the company’s right of repurchase for such shares has lapsed and Mr. Burgum’s shares were fully vested.
The director agreements for Messrs. Parikh and Salem each provided the non-employee director with an option to purchase 200,000 shares of restricted stock (automatically converted into the right to receive Class A ordinary shares upon our IPO), in each case at an exercise price of USD $2.92. The options vests in 48 equal monthly installments from their respective grant dates (each on July 30, 2013), subject to the applicable director’s continued service as a director through the applicable vesting dates, unless the compensation and leadership development committee determines that the circumstances warrant continued vesting. Messrs. Parikh and Salem each early exercised his option and received shares subject to the company’s right of repurchase if the applicable director terminates his service for any reason prior to the applicable vesting dates. As of June 30, 2017, 4,167 shares for each of Messrs. Parikh and Salem remain unvested and subject to the company’s right of repurchase.
We also entered into director agreements with Dr. Brown, Ms. Mirjahangir Fernandez and Mr. Sordello in November 2015 and each were eligible to receive cash retainers and equity awards in accordance with the terms of our Director Compensation Policy.
We have not entered into a director agreement with Mr. Wong. In addition, we have not entered into a director agreement or employment agreement with either Mr. Cannon-Brookes or Mr. Farquhar.
In addition, pursuant our Director Compensation Policy, Messrs. Wong, Burgum, Parikh and Salem each were eligible to receive cash retainers and an Annual Grant in accordance with the terms of our Director Compensation Policy.
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

Executive Bonus Plan

We paid cash incentive bonuses to our executive officers for the fiscal year ended June 30, 2017 pursuant to our annual executive bonus plan (the "FY17 Bonus Plan"). Messrs. Cannon-Brookes and Farquhar each opted not to participate in the FY17 Bonus Plan.

The FY17 Bonus Plan provided our executive officers with an opportunity to earn an annual bonus payment with a target equal to 40% of their base salary and a maximum payout equal to 60% of their base salary, based on company performance. The Company’s performance was measured by revenue.

Retirement Benefits

For the fiscal year ended June 30, 2017, we contributed approximately $56,000 into retirement funds on behalf of our executive officers in Australia (as required by applicable jurisdictional law), and approximately $54,000 into a 401(k) plan on behalf of our executive officers in the United States. Amounts received by our executives in Australian dollars have been converted into U.S. dollars based on the U.S. Department of Treasury reporting rates of exchange as of June 30, 2017, which provides an exchange rate of USD 1.00 to AUD 1.30.

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

Outstanding Equity Awards, Grants and Options

We periodically grant options and RSUs to our employees, directors and consultants to enable them to share in our successes and to reinforce a corporate culture that aligns their interests with those of our shareholders.

During the fiscal year the fiscal year ended June 30, 2017, we granted 935,569 RSUs in the aggregate under our 2015 Share Incentive Plan (the “2015 Plan”) to our non-employee directors and executive officers. Our non-employee directors were granted equity awards during such fiscal year in accordance with the Director Compensation Policy.

As of June 30, 2017, our executive officers held options to purchase 1,196,355 Class A ordinary shares, options to purchase 520,271 Class B ordinary shares, and 1,757,793 RSUs. As of June 30, 2017, our directors held 78,864 RSUs.

Equity Compensation Plans

Prior to our IPO in December 2015, we granted equity awards under three main equity plans, our UK Employee Share Option Plan (the “Share Option Plan”), our 2013 U.S. Share Option Plan (the “2013 Plan”) and our 2014 Restricted Share Unit Plan (the “2014 Plan”). Following our IPO in December 2015, we no longer grant equity awards under these equity plans. All equity awards have since been granted under our 2015 Plan.

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

We initially reserved 20,700,000 Class A ordinary shares for the issuance of awards under the 2015 Plan. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each July 1, beginning on July 1, 2016, by 5% of the outstanding Class A ordinary shares on the immediately preceding June 30th or such lesser number of Class A ordinary shares as determined by the compensation and leadership development committee in its discretion. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. As of June 30, 2017, 8,800,785 RSUs, 1,134,032 Restricted Share Awards, and 881,952 options to purchase Class A ordinary shares at a weighted-average exercise price of approximately $0.73 remained outstanding under the 2015 Plan.

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

Atlassian UK Employee Share Option Plan

The Share Option Plan was adopted in November 2013. Following our IPO in December 2015, we no longer grant any equity awards under this plan and any shares remaining available for issuance were cancelled. The Share Option Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2017, options to purchase 1,634,414 Class A ordinary shares remained outstanding under the Share Option Plan at a weighted-average exercise price of approximately $2.31 per share.

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

An option, whether vested or unvested, lapses on the earliest to occur on the date: (i) specified in the offer to participate in the Share Option Plan; (ii) on which a “cessation event” (as defined in the Share Option Plan) occurs; (iii) on which the option otherwise lapses under the terms of the Share Option Plan; (iv) on which any lapsing event occurs as specified in the offer to participate in the Share Option Plan; and (v) June 30, 2017. We may elect to purchase options, whether vested or not, from an option holder prior to the options being exercised.

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

2013 U.S. Share Option Plan

The 2013 Plan was adopted in November 2013. Following our IPO in December 2015, we no longer grant any equity awards under this plan and any shares remaining available for issuance were cancelled. The 2013 Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2017, options to purchase 2,126,295 Class A ordinary shares remained outstanding under the 2013 Plan at a weighted-average exercise price of approximately USD $2.75 per share.

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

2014 Restricted Share Unit Plan

The 2014 Plan was adopted in March 2014. Following our IPO in December 2015, we no longer grant any equity awards under this plan and any shares remaining available for issuance were cancelled. The 2014 Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2017, 3,616,688 RSUs remained outstanding under the 2014 Plan.

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

C. Board Practices

Composition of our Board of Directors

Our board of directors currently consists of eight members, all of whom were elected pursuant to the board composition provisions of our articles of association. Under our amended and restated articles of association, the appointment of directors is determined by a majority of our board of directors and there are no contractual rights for any shareholder to appoint a director to the board of directors.

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

Compensation and Leadership Development Committee

Messrs. Wong and Parikh and Dr. Brown, each of whom is a non-employee director, comprise our compensation and leadership development committee. Dr. Brown is the chair of our compensation and leadership development committee. Although the rules of NASDAQ do not require the compensation and leadership development committee to be comprised entirely of independent directors for as long as we remain a foreign private issuer, our board of directors has determined that each member of our compensation and leadership development committee satisfies the requirements for independence under the NASDAQ listing standards and the applicable rules and regulations of the SEC. Each member of our compensation and leadership development committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Our compensation and leadership development committee is responsible for, among other things:

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

Nominating and Corporate Governance Committee

Messrs. Salem and Wong and Ms. Mirjahangir Fernandez, each of whom is a non-employee director, comprise our nominating and corporate governance committee. Mr. Wong is the chair of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee satisfies the requirements for independence under the NASDAQ listing standards. Our nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We have made significant investments in our business to support future growth, including a substantial increase in our global employee base. As of June 30, 2017, 2016 and 2015, we had 2,193, 1,760 and 1,259 employees, respectively.
E. Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Compensation” and “Item 7.A. Major Shareholders.”

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of June 30, 2017 by:

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

Applicable percentage ownership is based on 93,194,373 Class A ordinary shares and 135,283,942 Class B ordinary shares outstanding as of June 30, 2017. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable or exercisable within 60 days of June 30, 2017. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned
	Class A		Class B		% of Total Voting Power (1)
Name of Beneficial Owner	Shares	%	Shares	%
5% Shareholders:
Entities affiliated with Artisan Partners Limited Partnership (2)	5,151,318	5.53%	-	-	*
Entities affiliated with Baillie Gifford & Co. (3)	10,110,591	10.85%	-	-	*
Entities affiliated with Janus Capital Management LLC (4)	6,919,163	7.42%	-	-	*
Entities affiliated with T. Rowe Price Associates, Inc. (5)	15,506,893	16.64%	-	-	1.07%

Directors and Executive Officers:
Michael Cannon-Brookes (6)	-	-	66,890,721	49.44%	46.26%
Scott Farquhar (7)	-	-	66,890,721	49.44%	46.26%
Jay Simons (8)	1,500,000	1.59%	853,271	*	*
Murray Demo (9)	270,021	*	-	-	*
Tom Kennedy (10)	343,110	*	-	-	*
Sri Viswanath (11)	83,570	*	-	-	*
Helen Russell	-	-	-	-	-
Shona Brown (12)	18,607	*	-	-	*
Douglas J. Burgum (13)	410,985	*	-	-	*
Heather Mirjahangir Fernandez (14)	4,359	*	-	-	*
Jay Parikh (15)	212,007	*	-	-	*
Enrique Salem (16)	157,840	*	-	-	*
Steven Sordello (17)	18,607	*	-	-	*
Richard P. Wong (18)	172,217	*	-	-	*
All directors and executive officers as a group (14) persons) (19)	3,191,323	3.38%	134,634,713	99.14%	93.33%
_________

*Represents beneficial ownership of less than 1%

(1) Percentage of total voting power represents voting power with respect to all shares of our Class A ordinary shares and Class B ordinary shares as a single class. Holders of Class A ordinary shares are entitled to one vote per share and holders of Class B ordinary shares are entitled to ten votes per share.

(2) Based on information reported by Artisan Partners Limited Partnership (“Artisan”), Artisan Investments GP LLC, Artisan Partners Holdings LP, and Artisan Partners Asset Management Inc. on Schedule 13G filed with the SEC on February 3, 2017. Of the shares of Class A ordinary shares beneficially owned, Artisan, Artisan Investments GP LLC, Artisan Partners Holdings LP, and Artisan Partners Asset Management Inc. each reported that it has shared dispositive power with respect to 5,151,318 shares, and shared voting power with respect to 4,583,788 shares. Entities affiliated with Artisan listed their address as 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(3) Based on information reported by Baillie Gifford & Co (“Baillie Gifford”) on Schedule 13G filed with the SEC on January 20, 2017. Of the shares of Class A ordinary shares beneficially owned, Baillie Gifford reported that it has sole dispositive power with respect to 10,110,591 shares, and sole voting power with respect to 5,364,747 shares. Baillie Gifford listed their address as Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(4) Based on information reported by Janus Capital Management LLC. (“Janus Capital”) and Janus Enterprise Fund on Schedule 13G filed with the SEC on February 13, 2017. Of the shares of Class A ordinary shares beneficially owned, Janus Capital reported that it has sole dispositive power and sole voting power with respect to 6,919,163 shares. Of the shares of Class A ordinary shares beneficially owned, Janus Enterprise Fund reported that it has sole dispositive power and sole voting power with respect to 4,910,276 shares. Entities affiliated with Janus Capital listed their address as 151 Detroit Street, Denver, Colorado 80206.

(5) Based on information reported by T. Rowe Price Associates, Inc. (“T. Rowe Price”), T. Rowe Price Mid-Cap Growth Fund, Inc., and T. Rowe Price New Horizons Fund, Inc. on Schedule 13G filed with the SEC on June 9, 2017. Of the shares of Class A ordinary shares beneficially owned, T. Rowe Price reported that it has sole dispositive power with respect to 15,506,983 shares, and sole voting power with respect to 4,273,829 shares. Of the shares of Class A ordinary shares beneficially owned, T. Rowe Price Mid-Cap Growth Fund, Inc., reported that it has sole voting power with respect to 3,500,00 shares. Of the shares of Class A ordinary shares beneficially owned, T. Rowe Price New Horizons Fund, Inc., reported that it has sole voting power with respect to 4,560,268 shares. Entities affiliated with T. Rowe Price listed their address as 100 E. Pratt Street, Baltimore, Maryland 21202.

(6) Consists of (i) 12,442,231 Class B ordinary shares held of record by Mr. Cannon-Brookes and (ii) 54,448,490 Class B ordinary shares held of record by Grokco Pty Ltd as trustee for the Grok Trust.

(7) Consists of (i) 12,442,231 Class B ordinary shares held of record by Mr. Farquhar and (ii) 54,448,490 Class B ordinary shares held of record by Skip Enterprises Pty Limited as trustee for the Farquhar Family Trust.

(8) Consists of (i) 233,000 Class B ordinary shares held of record by Mr. Simons, (ii) 100,000 Class B ordinary shares held of record by The Jay Norman Simons 2013 Annuity Trust, in which Mr. Simons shares voting and dispositive power, (iii) 500,000 Class A ordinary shares held of record by Mr. Simons, (iv) 520,271 Class B ordinary shares subject to outstanding options that are exercisable within 60 days of June 30, 2017 and (v) 1,000,000 Class A ordinary shares subject to outstanding options that are exercisable within 60 days of June 30, 2017.

(9) Consists of 270,021 Class A ordinary shares held of record by Mr. Demo.

(10) Consists of (i) 146,755 Class A ordinary shares held of record by Mr. Kennedy and (ii) 196,355 Class A ordinary shares subject to outstanding options that are exercisable within 60 days of June 30, 2017.

(11) Consists of 83,750 Class A ordinary shares held of record by Mr. Viswanath.

(12) Consists of (i) 17,738 Class A ordinary shares held of record by Dr. Brown and (ii) 869 RSUs that vest within 60 days of June 30, 2017.

(13) Consists of 410,985 Class A ordinary shares held of record by the Douglas J. Burgum Revocable Trust, dated January 5, 2007. Mr. Burgum resigned as a non-employee director in December 2016.

(14) Consists of (i) 3,490 Class A ordinary shares held of record by Ms. Fernandez and (ii) 869 RSUs that vest within 60 days of June 30, 2017.

(15) Consists of 212,007 Class A ordinary shares held of record by Mr. Parikh as trustee of the Jay and Dhivya Parikh Revocable Trust.

(16) Consists of 157,840 Class A ordinary shares held of record by Mr. Salem.

(17) Consists of (i) 17,738 Class A ordinary shares held of record by Mr. Sordello and (ii) 869 RSUs that vest within 60 days of June 30, 2017.

(18) Consists of 172,217 Class A ordinary shares held of record by Mr. Wong.

(19) Consists of (i) 1,992,361 Class A ordinary shares, (ii) 134,114,442 Class B ordinary shares, (iii) options to purchase 1,196,355 Class A ordinary shares that are exercisable within 60 days of June 30, 2017, (iv) options to purchase 520,271 Class B ordinary shares that are exercisable within 60 days of June 30, 2017 and (v) 2,607 RSUs that vest within 60 days of June 30, 2017.

Two of our major shareholders, Michael Cannon-Brookes and Scott Farquhar, hold the majority of our outstanding Class B ordinary shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of June 30, 2017, approximately 40.8% of our outstanding shares were held by one record holder in the United States.

As of June 30, 2016, entities affiliated with Accel Partners held shares representing 5.13% of our outstanding ordinary shares. As of June 30, 2017, entities affiliated with Accel Partners no longer hold greater than 5% of our outstanding ordinary shares.

B. Related Party Transactions

Other than as described below, since July 1, 2016, there has not been any transaction to which we were or are a party in which we, any of our directors, executive officers, associates, holders of more than 5% of any class of our voting securities, or any affiliates or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.

RSUs

During the fiscal year ended June 30, 2017, we granted RSUs to our non-employee directors and certain of our executive officers.

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

Registration Agreement

In July 2010, our predecessor entity, Atlassian Corporation Pty Ltd., entered into a Registration Agreement with certain holders of our outstanding share capital, including Michael Cannon-Brookes, Scott Farquhar and entities affiliated with Accel Partners, which was a beneficial holder of more than 5% of our outstanding share capital as of June 30, 2016. As of June 30, 2017, certain holders of our Class A ordinary shares and our Class B ordinary shares, including our founders, are entitled to rights with respect to the registration of their shares under the Securities Act.

Atlassian Foundation

The Atlassian Foundation, which was established in 2008 by Atlassian Corporation Pty. Ltd., one of our indirect wholly-owned subsidiaries, with the vision of helping to make the world better. The Atlassian Foundation works on a range of different projects including Room to Read, Cambodian Children's Trust, Social Ventures Australia, Conservation Volunteers Australia and Habitat for Humanity, amongst others. We contribute approximately 1% of our annual profits and all revenues associated with our starter licenses for on-premises products to the Atlassian Foundation. We donated $2.1 million, $1.5 million and $1.3 million to the Atlassian

Foundation in fiscal 2017, 2016 and 2015, respectively. Additionally, since the Atlassian Foundation's inception, we have provided, at no charge, certain resources to Atlassian Foundation employees such as office space and salaries.

LinkedIn

In fiscal 2017, we purchased approximately $800,000 of services from LinkedIn Corporation, for recruiting purposes, in the ordinary course of business. Steven Sordello, one of our board members, is Chief Financial Officer of LinkedIn. The relationship between Atlassian and LinkedIn was not negotiated by Mr. Sordello and was conducted on an arm's length basis. Mr. Sordello does not have a material interest in the relationship described above.

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A ordinary shares are traded on NASDAQ under the symbol “TEAM.” The following table sets forth for the periods indicated the high and low sales prices per Class A ordinary share as reported on NASDAQ (in U.S. $):

	High	Low
Annual highs and lows
Fiscal year 2016 (from December 10, 2015)	31.46	16.92
Fiscal year 2017	37.90	23.80
Quarterly highs and lows
Second fiscal quarter 2016 (from December 10, 2015)	31.46	26.11
Third fiscal quarter 2016	29.03	16.92
Fourth fiscal quarter 2016	26.84	20.51
First fiscal quarter 2017	35.16	25.22
Second fiscal quarter 2017	30.00	23.80
Third fiscal quarter 2017	30.24	24.20
Fourth fiscal quarter 2017	37.90	29.56
Monthly highs and lows
January 2017	28.69	24.20
February 2017	30.24	27.33
March 2017	30.00	28.25
April 2017	34.97	29.56
May 2017	37.42	32.84
June 2017	37.90	32.58

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares are quoted on NASDAQ under the symbol “TEAM.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required by this section, including a summary of certain key provisions of our articles of association, is set forth in the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on December 7, 2015 and is incorporated herein by reference.

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

Individuals

UK resident and domiciled holders do not have to pay tax on the first £5,000 of dividend income received in the 2017/2018 tax year (the "dividend allowance"). However tax will be levied on any dividends received over the dividend allowance at 7.5% on dividend income within the basic rate band, 32.5% on dividend income within the higher rate band and 38.1% on dividend income within the additional rate band. In the Spring Budget 2017, the UK government announced an intention to reduce the amount of the dividend allowance from £5,000 to £2,000 for dividends received from April 6, 2018.

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

Non-U.K. Shareholders

An individual holder who is not a United Kingdom resident shareholder will not be liable to United Kingdom capital gains tax on chargeable gains realized on the disposal of his or her Class A ordinary shares unless such shareholder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the shares are attributable. In these circumstances, such shareholder may, depending on his or her individual circumstances, be chargeable to United Kingdom capital gains tax on chargeable gains arising from a disposal of his or her shares.

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

General

Except in relation to depositary receipt systems and clearance services (to which the special rules outlined below apply):

(i) No stamp duty or SDRT will arise on the issue of Class A ordinary shares in registered form by us.

(ii) An agreement to transfer Class A ordinary shares will normally give rise to a charge to SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer. SDRT is, in general, payable by the purchaser.

(iii) Instruments transferring Class A ordinary shares will generally be subject to stamp duty at the rate of 0.5% of the consideration given for the transfer (rounded up to the next £5). The purchaser normally pays the stamp duty.

(iv) If a duly stamped transfer completing an agreement to transfer is produced within six years of the date on which the agreement is made (or, if the agreement is conditional, the date on which the agreement becomes unconditional), any SDRT already paid is generally repayable, normally with interest, and any SDRT charge yet to be paid is cancelled.

Depositary Receipt Systems and Clearance Services

UK domestic law provides that where our Class A ordinary shares are issued or transferred to a depositary receipt system or clearance service (or their nominees or agents) SDRT (in the case of an issue of shares) and stamp duty or SDRT (in the case of a transfer of shares) may be payable, broadly at the higher rate of 1.5% of the amount or value of the consideration given (or, in certain circumstances, the value of the shares) (rounded up to the nearest £5 in the case of stamp duty). Generally, transfers within such depositary receipt system or clearance service are thereafter not subject to stamp duty or SDRT, provided that (in the case of a clearance service) no election under section 97A of the Finance Act 1986 has been made (as to which, see further below).

However, following the European Court of Justice decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v. The Commissioners of Her Majesty's Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty's Revenue & Customs, HMRC has confirmed that a charge to 1.5% SDRT is no longer payable when new shares are issued to a clearance service (such as, in our understanding, DTC) or depositary receipt system.

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

Certain Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations relating to the acquisition, ownership and disposition of Class A ordinary shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold Class A ordinary shares as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of Class A ordinary shares that may be subject to special tax rules including, without limitation, the following:

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

This description is based on the U.S. Internal Revenue Code of 1986, as amended, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service (the “IRS”) will not take a contrary or different position concerning the tax consequences of the acquisition, ownership and disposition of the Class A ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of acquiring, owning, and disposing of the Class A ordinary shares in their particular circumstances.

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

Passive Foreign Investment Company Considerations

If we are classified as a PFIC in any taxable year, a U.S. holder would be subject to special rules generally intended to reduce or eliminate any benefits from the deferral of U.S. federal income tax that a U.S. holder could derive from investing in a non-U.S. company that does not distribute all of its earnings on a current basis.

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

Certain Reporting Requirements With Respect to Payments for Class A Ordinary Shares

U.S. holders paying more than U.S. $100,000 for the Class A ordinary shares generally may be required to file IRS Form 926 reporting the payment for the Class A ordinary shares. Substantial penalties may be imposed upon a U.S. holder that fails to comply. Each U.S. holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

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
Beginning July 1, 2016, we entered into derivative transactions to manage certain foreign currency exchange risks that arise in the Group’s ordinary business operations.
We enter into master netting agreements with select financial institutions to reduce our credit risk and contract with several counterparties to reduce our concentration risk with any single counterparty. We do not have significant exposure to counterparty credit risk at this time. We do not require nor are we required to post collateral of any kind related to our foreign currency derivatives.
We enter into foreign exchange forward contracts with the objective to mitigate certain currency risks associated with cost of revenues and operating expenses denominated in Australian dollars. These foreign exchange forward contracts are designated as cash flow hedges. It is our policy to enter into cash flow hedges to hedge cost of revenues and operating expenses up to 18 months.
We also enter into foreign exchange forward contracts to hedge a portion of certain foreign currency denominated as monetary assets and liabilities to reduce the risk that such foreign currency will be adversely affected by changes in exchange rates. These contracts hedge monetary assets and liabilities that are denominated in non-functional currencies and do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives are intended to offset gains and losses on the monetary assets and liabilities being hedged.
As of June 30, 2017, the total fair value of all foreign exchange forward contracts was $3.3 million, which was comprised of the notional equivalent of $146.7 million in Australian dollars.
A sensitivity analysis performed on our hedging portfolio as of June 30, 2017 indicated that a hypothetical 10% strengthening of the U.S. dollar against other currencies applicable to our business would decrease the fair value of our foreign currency contracts by $11.3 million. A hypothetical 10% weakening of the U.S. dollar against other currencies would increase the fair value of our foreign currency contracts by $11.3 million.
We had not entered into derivatives or hedging transactions as of June 30, 2016. As such, the sensitivity analysis performed at June 30, 2016 expressed the potential exposure to foreign currency exchange risk on our results of operations, before taxes. For the fiscal year ended June 30, 2016, the effect of a hypothetical 10% strengthening of the U.S. dollar against other currencies applicable to our business would have had a positive impact of $13.0 million on our result of operations, before taxes, while a weakening of the U.S. dollar against other currencies would have had a negative impact of $13.0 million on our results of operations, before taxes.

Interest Rate Risk

We had cash and cash equivalents totaling $244.4 million and short-term investments totaling $305.5 million as of June 30, 2017. These primarily consisted of investments in money market funds, time deposits, commercial paper, corporate bonds, government securities and other debt securities with credit ratings of at least A- or better. The primary objective of our investment activities is the preservation of capital, and we do not enter into investments for trading or speculative purposes.

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

A hypothetical 100 basis point increase in interest rates at June 30, 2017 could result in a $2.0 million decrease in the market value of our investments. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur. Fluctuations in the value of our investment securities caused by a change in interest rates (gains or losses on the carrying value) are recorded in other comprehensive income, and are realized only if we sell the underlying securities.

A hypothetical 100 basis point change in interest rates at June 30, 2016 would have resulted in a $3.6 million decrease in the market value of our investments.

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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our Co-Chief Executive Officers and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2017, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Co-Chief Executive Officers and our Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of June 30, 2017. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part III, Item 18 of this Annual Report on Form 20-F.

Changes in internal control over financial reporting
There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the year ended June 30, 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Limitations on effectiveness of controls and procedures
In designing and evaluating the disclosure controls and procedures and internal control over financial reporting, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures and internal control over financial reporting must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees billed to us by Ernst & Young LLP for the fiscal years ended June 30, 2017 and 2016 were as follows:

	2017	2016
	(U.S. $ in thousands)
Audit fees (1)	1,849	2,722
Audit-related fees (2)	329	137
Tax fees (3)	156	98
Other fees (4)	2	3
Total	2,336	2,960

(1)
Audit fees relate to the audit of our annual consolidated financial statements, the review of our quarterly consolidated financial statements, the audit of our internal controls over financial reporting, and services in connection with our registration statement on Form F-1 related to our IPO.

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

Our audit committee has adopted a pre-approval policy for the engagement of our independent accountant to perform certain audit and non-audit services. Pursuant to this policy, which is designed to assure that such engagements do not impair the independence of our auditors, the audit committee pre-approves annually all audit services, audit-related services, tax services and other services as described above, that may be performed by our independent accountants. All of the audit and non-audit services provided by our principal accountants have been pre-approved by our Audit Committee.

Item 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not applicable.

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On December 14, 2016 the Company acquired 18,750 Class A ordinary shares from an employee in connection with such employee's termination, pursuant to a repurchase right which the Company had in connection with an early exercise of options held by the employee. The repurchased shares were subsequently cancelled.

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

Item 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

•	Reports of Independent Registered Public Accounting Firm

•	Consolidated Statements of Operations for the fiscal years ended June 30, 2017, 2016 and 2015

•	Consolidated Statements of Comprehensive Income for the fiscal years ended June 30, 2017, 2016 and 2015

•	Consolidated Statements of Financial Position as of June 30, 2017 and 2016

•	Consolidated Statements of Changes in Equity for the fiscal years ended June 30, 2017, 2016 and 2015

•	Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2017, 2016 and 2015

•	Notes to the Consolidated Financial Statements

Item 19. EXHIBITS

Exhibit Number		Description

3.1	(1)	Amended and Restated Articles of Association of the Company.

4.1	(2)	Form of certificate evidencing Class A ordinary shares.

4.2	(3)	Registration Agreement, dated July 2, 2010, by and among the Company and certain of its shareholders.

10.1	(3) #	Form of Deed of Indemnity entered into between the Company and its directors.

10.2	(3) #	Form of Indemnification Agreement entered into between the Company and its officers.

10.3	(3) #	Atlassian UK Employee Share Option Plan and forms of agreements thereunder.

10.4	(3) #	2013 U.S. Share Option Plan and forms of agreements thereunder.

10.5	(3) #	2014 Restricted Share Unit Plan and forms of agreements thereunder.

10.6	(3) #	2015 Share Incentive Plan and forms of agreements thereunder.

10.7	(3) #	2015 Employee Share Purchase Plan.

10.8	(3) #	Ordinary Shares Option Agreement.

10.9	(3) #	Deed of Amendment to Class B Ordinary Shares Option Agreement.

10.10	(3) #	Class B Ordinary Shares Exercise Agreement.

10.11	(3) #	Executive Cash Incentive Bonus Plan.

10.12	(3) #	Executive Severance Plan and form of Executive Severance Agreement entered into between the Registrant and its executive officers.

10.13	(3) #	Non-Employee Director Compensation Policy.

10.14	(3) #	Form of Director Agreement.

10.15	(3)	Lease, dated March 25, 2015, by and between Atlassian Pty Ltd and Council of the City of Sydney.

10.16	(3)	Lease, dated December 22, 2011, by and between Atlassian Pty Ltd and 341 George St Pty Ltd.

10.17	(3)	Lease, dated July 9, 2015, by and between Atlassian Pty Ltd and 341 George St Pty Ltd.

10.18	(3)	Lease, dated June 26, 2011, by and between Atlassian, Inc. and Redbird Investment Group, LLC.

12.1		Certificate of Co-Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2		Certificate of Co-Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.3		Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1		Certificate of Co-Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2		Certificate of Co-Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.3		Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.
____________________________

(1)     Incorporated by reference to the Company’s report on Form 6-K filed on December 8, 2016.

(2)    Incorporated by reference to the Company’s Registration Statement on Form F-1/A (File No. 333-207879) filed on November 18, 2015.

(3)     Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-207879) filed on November 9, 2015.
#    Indicates management contract or compensatory plan, contract or agreement.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATLASSIAN CORPORATION PLC

Date: August 31, 2017	By:	/s/ MICHAEL CANNON-BROOKES
		Name:	Michael Cannon-Brookes
		Title:	Co-Chief Executive Officer

	By:	/s/ SCOTT FARQUHAR
		Name:	Scott Farquhar
		Title:	Co-Chief Executive Officer

ATLASSIAN CORPORATION PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Atlassian Corporation Plc

We have audited the accompanying consolidated statements of financial position of Atlassian Corporation Plc (the “Company”) as of June 30, 2017 and 2016, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended June 30, 2017. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Atlassian Corporation Plc as of June 30, 2017 and 2016, and the consolidated results of its operations and its cash flows for each of the three years in the period ended June 30, 2017, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Atlassian Corporation Plc’s internal control over financial reporting as of June 30, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated August 31, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
San Francisco, California
August 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Atlassian Corporation Plc

We have audited Atlassian Corporation Plc’s internal control over financial reporting as of June 30, 2017, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Atlassian Corporation Plc’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Atlassian Corporation Plc maintained, in all material respects, effective internal control over financial reporting as of June 30, 2017, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the 2017 consolidated financial statements of Atlassian Corporation Plc and our report dated August 31, 2017 expressed an unqualified opinion thereon.

/s/ Ernst & Young LLP
San Francisco, California
August 31, 2017

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. $ and shares in thousands, except per share data)

		Fiscal Year Ended June 30,
	Notes	2017	2016	2015
Revenues:
Subscription		$242,128	$146,659	$85,891
Maintenance		265,521	218,848	160,373
Perpetual license		74,565	65,487	57,373
Other		37,722	26,064	15,884
Total revenues	19	619,936	457,058	319,521
Cost of revenues (1) (2)		119,161	75,783	52,932
Gross profit		500,775	381,275	266,589
Operating expenses:
Research and development (1)		310,168	208,306	140,853
Marketing and sales (1) (2)		134,908	93,391	67,989
General and administrative (1)		118,785	85,458	56,033
Total operating expenses		563,861	387,155	264,875
Operating income (loss)		(63,086)	(5,880)	1,714
Other non-operating income (expense), net	6	(1,342)	(1,072)	(2,615)
Finance income		4,851	2,116	226
Finance costs		(75)	(71)	(74)
Loss before income tax benefit		(59,652)	(4,907)	(749)
Income tax benefit	8	17,148	9,280	7,524
Net income (loss)		$(42,504)	$4,373	$6,775
Net income (loss) attributable to:
Owners of Atlassian Corporation Plc		$(42,504)	$4,373	$6,775
Net income (loss) per share attributable to ordinary shareholders:
Basic	16	$(0.19)	$0.02	$0.04
Diluted	16	$(0.19)	$0.02	$0.04
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	16	222,224	182,773	144,008
Diluted	16	222,224	193,481	145,500

(1)Amounts include share-based payment expense, as follows:

Cost of revenues	$6,856	$5,371	$2,862
Research and development	79,384	35,735	22,842
Marketing and sales	17,395	11,945	6,670
General and administrative	33,813	22,429	9,160

(2)Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$14,587	$7,405	$6,417
Marketing and sales	15,269	86	40
The above consolidated statements of operations should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(U.S. $ in thousands)

		Fiscal Year Ended June 30,
	Notes	2017	2016	2015
Net income (loss)		$(42,504)	$4,373	$6,775
Other comprehensive income:
Foreign currency translation adjustment	15	140	(4)	118
Net change in unrealized gain (loss) on investments classified at fair value through other comprehensive income		(945)	687	—
Net gain on derivative instruments		3,164	—	—
Income tax effect		(812)	(137)	—
Other comprehensive income net of tax that will be reclassified to profit or loss in subsequent periods		1,547	546	118
Total comprehensive income (loss), net of tax		$(40,957)	$4,919	$6,893
Total comprehensive income (loss) attributable to:
Owners of Atlassian Corporation Plc		$(40,957)	$4,919	$6,893

The above consolidated statements of comprehensive income (loss) should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(U.S. $ in thousands)

		June 30,
	Notes	2017	2016
Assets
Current assets:
Cash and cash equivalents	13	$244,420	$259,709
Short-term investments	5	305,499	483,405
Trade receivables	9	26,807	15,233
Current tax receivables		12,445	6,013
Prepaid expenses and other current assets	13	23,317	14,178
Total current assets		612,488	778,538
Non-current assets:
Property and equipment, net	10	41,173	58,762
Deferred tax assets	8	188,239	127,411
Goodwill	11	311,900	7,138
Intangible assets, net	11	120,789	13,577
Other non-current assets	13	9,269	5,547
Total non-current assets		671,370	212,435
Total assets		$1,283,858	$990,973
Liabilities
Current liabilities:
Trade and other payables	13	$73,192	$57,886
Current tax liabilities		2,207	286
Provisions	13	6,162	4,716
Deferred revenue		245,306	173,612
Total current liabilities		326,867	236,500
Non-current liabilities:
Deferred tax liabilities	8	43,950	6,639
Provisions	13	3,333	2,170
Deferred revenue		10,691	7,456
Other non-current liabilities	13	4,969	6,545
Total non-current liabilities		62,943	22,810
Total liabilities		$389,810	$259,310
Equity
Share capital	14	$22,726	$21,620
Share premium	15	450,959	441,734
Other capital reserves	15	437,346	244,335
Other components of equity	15	6,246	4,699
Retained earnings (accumulated deficit)		(23,229)	19,275
Total equity		$894,048	$731,663
Total liabilities and equity		$1,283,858	$990,973
The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(U.S. $ in thousands)

					Other components of equity
	Notes	Share capital	Share premium	Other capital reserves	Cash flow hedge reserve	Foreign currency translation reserve	Investments at fair value through other comprehensive income reserve	Retained earnings (accumulated deficit)	Total equity
Balance as of July 1, 2014		$18,190	$2,677	$92,300	$—	$4,035	$—	$8,127	$125,329
Net income		—	—	—	—	—	—	6,775	6,775
Other comprehensive income		—	—	—	—	118	—	—	118
Total comprehensive income		—	—	—	—	118	—	6,775	6,893
Issuance of ordinary shares upon exercise of share options, net of early exercise	15	210	2,128	—	—	—	—	—	2,338
Vesting of early exercised shares	15	61	939	—	—	—	—	—	1,000
Share-based payment		—	—	41,534	—	—	—	—	41,534
Tax benefit from share plans	15	—	—	12,960	—	—	—	—	12,960
		271	3,067	54,494	—	—	—	—	57,832
Balance as of June 30, 2015		18,461	5,744	146,794	—	4,153	—	14,902	190,054
Net income		—	—	—	—	—	—	4,373	4,373
Other comprehensive income (loss), net of tax		—	—	—	—	(4)	550	—	546
Total comprehensive income (loss)		—	—	—	—	(4)	550	4,373	4,919
Issuance of ordinary shares upon initial public offering, net of offering costs	14,15	2,200	429,273	—	—	—	—	—	431,473
Issuance of ordinary shares upon exercise of share options	14,15	633	6,099	—	—	—	—	—	6,732
Vesting of early exercised shares	14,15	35	618	—	—	—	—	—	653
Issuance of ordinary shares for settlement of restricted share units (RSUs)	14	291	—	(291)	—	—	—	—	—
Shares withheld related to net share settlement of RSUs		—	—	(5,395)	—	—	—	—	(5,395)
Share-based payment		—	—	75,480	—	—	—	—	75,480
Tax benefit from share plans	15	—	—	27,747	—	—			27,747
		3,159	435,990	97,541	—	—	—	—	536,690
Balance as of June 30, 2016		21,620	441,734	244,335	—	4,149	550	19,275	731,663
Net loss		—	—	—	—	—	—	(42,504)	(42,504)
Other comprehensive income (loss), net of tax		—	—	—	2,215	140	(808)	—	1,547
Total comprehensive income (loss)		—	—	—	2,215	140	(808)	(42,504)	(40,957)
Issuance of ordinary shares upon exercise of share options	14, 15	640	8,858	—	—	—	—	—	9,498
Vesting of early exercised shares	14, 15	15	367	—	—	—	—	—	382
Issuance of ordinary shares for settlement of RSUs	14	451	—	(451)	—	—	—	—	—
Share-based payment		—	—	137,458	—	—	—	—	137,458
Replacement equity awards related to business combination	12	—	—	20,193	—	—	—	—	20,193
Tax benefit from share plans	15			35,811					35,811
		1,106	9,225	193,011	—	—	—	—	203,342
Balance as of June 30, 2017		$22,726	$450,959	$437,346	$2,215	$4,289	$(258)	$(23,229)	$894,048
The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. $ in thousands)

		Fiscal Year Ended June 30,
	Notes	2017	2016	2015
Operating activities
Loss before income tax		$(59,652)	$(4,907)	$(749)
Adjustments to reconcile loss before income tax to net cash provided by operating activities:
Depreciation and amortization	10, 11	61,546	21,926	15,511
Net loss (gain) on sale of investments and other assets		(397)	165	71
Net unrealized foreign currency loss		93	152	1,473
Share-based payment expense		137,448	75,480	41,534
Change in fair value of contingent consideration		—	—	(155)
Interest income		(4,851)	(2,116)	(225)
Changes in assets and liabilities:
Trade receivables		(10,208)	(3,487)	(7,932)
Prepaid expenses and other assets		(5,647)	(4,203)	(9,846)
Trade and other payables, provisions and other non-current liabilities		10,947	11,622	16,067
Deferred revenue		72,604	44,503	47,381
Interest received		6,540	2,839	156
Income tax paid, net of refunds		(9,042)	(12,432)	(5,065)
Net cash provided by operating activities		199,381	129,542	98,221
Investing activities
Business combinations, net of cash acquired	12	(381,090)	—	(10,615)
Purchases of property and equipment		(15,129)	(34,213)	(31,776)
Purchases of intangible assets		(925)	—	(900)
Proceeds from sale of other assets		342	—	—
Purchases of investments		(423,540)	(569,067)	(50,033)
Proceeds from maturities of investments		111,403	65,294	64,758
Proceeds from sales of investments		488,672	49,501	—
Increase in restricted cash		(3,371)	—	—
Payment of deferred consideration		(935)	(1,025)	—
Net cash used in investing activities		(224,573)	(489,510)	(28,566)
Financing activities
Proceeds from issuance of ordinary shares upon initial public offering, net of offering costs		—	431,447	—
Proceeds from exercise of share options		9,438	6,732	2,338
Employee payroll taxes paid related to net share settlement of equity awards		—	(5,395)	—
Net cash provided by financing activities		9,438	432,784	2,338
Effect of exchange rate changes on cash and cash equivalents		465	(201)	(1,665)
Net increase (decrease) in cash and cash equivalents		(15,289)	72,615	70,328
Cash and cash equivalents at beginning of year		259,709	187,094	116,766
Cash and cash equivalents at end of year		$244,420	$259,709	$187,094
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
We design, develop, license and maintain software and provision software hosting services to help teams organize, discuss and complete their work. Our products include JIRA for team planning and project management, Confluence for team content creation and sharing, HipChat for team messaging and communications, Trello for capturing and adding structure to fluid, fast-forming work for teams, Bitbucket for team code sharing and management and JIRA Service Desk for team service and support applications.
The accompanying consolidated financial statements of the Company and its subsidiaries for the year ended June 30, 2017 were authorized for issue in accordance with a resolution of the Board of Directors on August 30, 2017.
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
All amounts included in the consolidated financial statements are reported in thousands of U.S. dollars (U.S $ in thousands) except where otherwise stated. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
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

Initial public offering
In December 2015, we completed our initial public offering (“IPO”) in which we issued and sold 22 million Class A ordinary shares at a public offering price of $21.00 per share. We received net proceeds of $431.4 million after deducting underwriting discounts and commissions and other offering expenses. Upon the closing of our IPO, all then-outstanding Series A preference shares automatically converted into Class A ordinary shares, all then-outstanding restricted shares automatically converted into Class A ordinary shares and all then-outstanding Series B preference shares automatically converted into Class B ordinary shares.

Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities and the results of operations of the Company and all of its wholly-owned subsidiaries. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated.
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
All differences arising on settlement or translation of monetary items are recorded in other non-operating income (expense), net on the consolidated statements of operations, with the exception of monetary items that are designated as part of the Group's net investment in foreign operations. These differences on translation of the foreign operations account are recognized in other comprehensive income until the net investment is disposed.
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
Revenue is recognized in line with the requirements as stated in IAS 18, Revenue, when evidence of an arrangement exists, delivery has occurred, the risks and rewards of ownership have been transferred to the customer, the amount of revenue and associated costs can be measured reliably, and collection of the related receivable is probable. In the absence of industry-specific software revenue recognition guidance under IFRS, the Group refers to generally accepted accounting principles adopted in the United States (“U.S. GAAP”) when establishing policies related to revenue recognition. The Group's revenue recognition policy considers the guidance provided by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 985-605, Software Revenue Recognition, and FASB ASC Subtopic 605-25, Multiple-Element Arrangements, where applicable, as authorized by IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.
If, at the outset of an arrangement, revenue cannot be measured reliably, revenue recognition is deferred until the arrangement fee becomes due and payable by the customer. Additionally, if, at the outset of an arrangement, it is determined that collectability is not probable, revenue recognition is deferred until the earlier of when collectability becomes probable or payment is received. The Group enters into arrangements directly with end users as well as indirectly through value-added resellers (e.g., “solution partners”). Revenue recognition for indirect customers is the same as for direct customers as the terms of sale are substantially the same.
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
Deferred tax liabilities and assets are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Group intends to settle its current tax assets and liabilities on a net basis. Changes in deferred tax assets or liabilities are recognized as a component of tax expense (benefit) in the consolidated statements of operations, except where they relate to items that are recognized in other comprehensive income or directly in equity, in which case the related deferred tax is also recognized in other comprehensive income or equity, respectively. Where deferred tax arises from the initial accounting for a business combination, the tax effect is included in the accounting for the business combination.
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
Trade receivables
Trade receivables are initially recognized at fair value, less a provision for impairment. Trade receivables are unsecured and substantially all are due for settlement within 30 days of recognition. They are presented as current assets unless collection is not expected for more than 12 months after the reporting date.
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
Recognition and derecognition
Purchases and sales of financial assets are recognized on the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. Fair value changes that have been recognized in other comprehensive income are recycled to profit or loss upon sale of the financial asset.
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
The carrying value, less any impairment provision of trade receivables and payables, is assumed to approximate the fair value due to their short-term nature. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.
Property and equipment
Property and equipment are stated at cost, net of accumulated depreciation. Historical cost includes expenditures directly attributable to the acquisition of the assets. Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of any component accounted for as a separate asset is derecognized when replaced. All other repairs and maintenance are expensed as incurred.
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
Research and development
Research and development includes the employee and hardware costs incurred for the development of new products, enhancements and updates of existing products and quality assurance activities. These costs incurred internally for the development of computer software are capitalized only when technological feasibility has been established for the solution. To establish technological feasibility, the Group must demonstrate it intends to complete development and the solution will be available for sale or internal use, it is probable the solution will generate future economic benefits, and the Group has the ability to reliably measure the expenditure attributable to the solution during its development. The Group has determined that technological feasibility of software solutions is reached shortly before the solution is released or deployed. The Company has not capitalized any research and development costs.
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

The estimated useful lives for each intangible asset class are as follows:

Patents, trademarks and other rights	2 - 7 years
Customer relationships	2 - 4 years
Acquired developed technology	3 - 10 years
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

New accounting standards not yet adopted
In May 2014, the IASB issued IFRS 15, Revenue from Contracts with Customers, which supersedes most current revenue recognition requirements. The standard establishes a principle for recognizing revenue upon the transfer of promised goods or services to customers, in an amount that reflects the expected consideration to be entitled to in exchange for those goods or services. The standard also requires new disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers. We plan to adopt the new standard as of July 1, 2018.
The standard may be applied retrospectively to each prior period presented (full retrospective method), or with the cumulative effect recognized in beginning retained earnings (accumulated deficit) as of the date of initial adoption (modified retrospective method).
As a result of adoption we expect the primary impact to be related to our term-based licenses of our on-premises products, as we anticipate a portion of revenue will be recognized earlier for these contracts. Currently, we recognize revenue for our term-based licenses ratably over the service period. We continue to evaluate and quantify the impact of adopting IFRS 15 on our consolidated financial statements. We have assigned internal resources, engaged third-party service providers and have a preliminary project plan in order to guide us in this implementation.
In January 2016, the IASB issued the IFRS 16, Leases, which supersedes the existing leases standard, IAS 17, Leases, and related interpretations. The standard introduces a single lessee accounting model and requires a lessee to recognize all leases with a term of more than 12 months, as assets and liabilities on its statement of financial position. The standard also contains enhanced disclosure requirements for lessees and is effective for the Group beginning for its fiscal year ending June 30, 2020, though early adoption is permitted for companies that early adopt IFRS 15. The Group is currently evaluating the impact of adopting the standard on its consolidated financial statements.
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

Business combinations
The Group uses its best estimates and assumptions to accurately assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. The Group’s estimates are inherently uncertain and subject to refinement. During the measurement period, which may be up to one year from the date of acquisition, the Group may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions are initially established in connection with a business combination as of the acquisition date. The Group continues to collect information and reevaluates these estimates and assumptions as deemed reasonable by management. The Group records any adjustments to these estimates and assumptions against goodwill provided they arise within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.
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
Impairment of non-financial assets
The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. These include product performance, technology, economic and political environments, and future product expectations. If an impairment trigger exists, the recoverable amount of the asset is determined. No indicators of impairment existed that were significant enough to warrant such assets to be tested for impairment in the fiscal years ended June 30, 2017, 2016 and 2015.
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

4. Group Information
As of June 30, 2017, the Group’s subsidiaries, all of which are wholly-owned, were as follows:

Name	Country of Incorporation
Atlassian (UK) Limited	United Kingdom
Atlassian (Australia) Limited	United Kingdom
Atlassian (Global) Limited	United Kingdom
Atlassian (UK) Operations Limited	United Kingdom
Atlassian, Inc.	United States of America
Atlassian LLC	United States of America
Atlassian Network Services, Inc.	United States of America
Dogwood Labs, Inc.	United States of America
Trello, Inc.	United States of America
Atlassian Australia 1 Pty Ltd	Australia
Atlassian Australia 2 Pty Ltd	Australia
Atlassian Corporation Pty. Ltd.	Australia
Atlassian Pty Ltd	Australia
Atlassian Capital Pty. Ltd.	Australia
MITT Australia Pty Ltd	Australia
MITT Trust	Australia
Atlassian K.K.	Japan
Atlassian Germany GmbH	Germany
Atlassian B.V.	Netherlands
Atlassian Philippines, Inc.	Philippines
Atlassian France	France
SIP Communicator Ltd.	Bulgaria
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
Beginning on July 1, 2016, we entered into derivative transactions to manage certain foreign currency exchange risks that arise in the Group’s ordinary business operations. We recognize all derivative instruments as either assets or liabilities on our consolidated statement of financial position and measure them at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting.

We enter into master netting agreements with select financial institutions to reduce our credit risk and contract with several counterparties to reduce our concentration risk with any single counterparty. We do not have significant exposure to counterparty credit risk at this time. We do not require nor are we required to post collateral of any kind related to our foreign currency derivatives.
Cash flow hedging
We enter into foreign exchange forward contracts with the objective to mitigate certain currency risks associated with cost of revenues and operating expenses denominated in Australian dollars. These foreign exchange forward contracts are designated as cash flow hedges.
To receive hedge accounting treatment, all hedging relationships are formally documented at the inception of the hedge, and the hedges must be highly effective in offsetting changes to future cash flows on hedged transactions. We include the forward element of these hedging instruments in the hedge relationship and on a quarterly basis qualitatively assess whether the hedges are expected to provide offsetting changes against the hedged items. The effect of the cash flow hedges determined to be effective is recognized in other comprehensive income and impact profit or loss in the same period or periods as the hedged items are recognized in profit or loss. Amounts reclassified from cash flow hedge reserve to profit or loss are recorded to the same functional expense as hedged item or items. Gains or losses related to the ineffective portion of cash flow hedges, if any, are recognized immediately in the same functional expense as the hedged item or items. We measure ineffectiveness in a cash flow hedge relationship using the hypothetical derivative method. Ineffectiveness occurs only if the present value of the cumulative gain or loss on the derivative instrument exceeds the present value of the cumulative gain or loss on the hypothetical derivative, which is used to measure changes of expected future cash flow.
It is our policy to enter into cash flow hedges to hedge cost of revenues and operating expenses up to 18 months.
Balance sheet hedging
We also enter into foreign exchange forward contracts to hedge a portion of certain foreign currency denominated as monetary assets and liabilities to reduce the risk that such foreign currency will be adversely affected by changes in exchange rates. These contracts hedge monetary assets and liabilities that are denominated in non-functional currencies and are carried at fair value with changes in the fair value recorded to other non-operating income (expense), net on our consolidated statement of operations. These contracts do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives are intended to offset gains and losses on the monetary assets and liabilities being hedged.
Foreign currency sensitivity
As of June 30, 2017, the total fair value of all foreign exchange forward contracts was $3.3 million, which was comprised of the notional equivalent of $146.7 million in Australian dollars.
A sensitivity analysis performed on our hedging portfolio as of June 30, 2017 indicated that a hypothetical 10% strengthening of the U.S. dollar against other currencies applicable to our business would decrease the fair value of our foreign currency contracts by $11.3 million. A hypothetical 10% weakening of the U.S. dollar against other currencies would increase the fair value of our foreign currency contracts by $11.3 million.
We had not entered into any derivatives or hedging transactions as of June 30, 2016. As such, the sensitivity analysis performed at June 30, 2016 expressed the potential exposure to foreign currency exchange risk on our results of operations, before taxes. For the fiscal year ended June 30, 2016, the effect of a hypothetical 10% strengthening of the U.S. dollar against other currencies applicable to our business would have had a positive impact of $13.0 million on our result of operations, before taxes, while a weakening of the U.S. dollar against other currencies would have had a negative impact of $13.0 million on our result of operations, before taxes.
Interest rate risk
The Group had cash and cash equivalents totaling $244.4 million and short-term investments totaling $305.5 million as of June 30, 2017. These primarily consisted of investments in money market funds, time deposits, commercial paper, corporate notes and bonds, government securities and other debt securities with credit ratings of at least A- or better. The primary objective of our investment activities is the preservation of capital, and we do not enter into investments for trading or speculative purposes.

Our cash equivalents and investment portfolio are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates. Due in part to these factors, our future investment income may fall short of expectation due to changes in interest rates or we may suffer losses in principal if we are forced to sell securities that decline in market value due to changes in interest rates. However, because we classify our investments at fair value through other comprehensive income, no gains or losses are recognized due to changes in interest rates unless such securities are sold prior to maturity or an investment is impaired. Our fixed-income portfolio is subject to interest rate risk. A hypothetical 100 basis point increase in interest rates at June 30, 2017 and 2016 could result in a $2.0 million and $3.6 million decrease in the market value of our investments, respectively. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.
Credit risk
The Group is exposed to credit risk arising from cash and cash equivalents, deposits with banks and financial institutions, investments, foreign exchange derivative contracts, as well as credit exposures to customers, including outstanding receivables and committed transactions. Credit risk is managed on a Group basis.
The Group has a minimum credit rating requirement for banks and financial institutions with which it transacts. The Group’s investments are governed by a corporate investment policy with a minimum credit ratings and concentration limits for all securities.
The Group is exposed to credit risk in the event of non-performance by the counterparties to our foreign exchange derivative contracts at maturity. To reduce the credit risk, we continuously monitor credit quality of our counterparties to such derivatives. We believe the risk of non-performance under these contracts is remote.
The Group's customer base is highly diversified, thereby limiting credit risk. The Group manages its credit risk with customers by closely monitoring its receivables. Sales are typically settled using major credit cards, mitigating credit risk. Our credit policy typically requires payment within 30-45 days, and we establish credit limits for each customer based on our internal guidelines. No one customer accounted for more than 10% of total revenues during each of the fiscal years ended June 30, 2017, 2016 or 2015.
Liquidity risk
The following tables present the Group's financial liabilities based on their contractual maturities. The amounts disclosed in the tables are the contractual, undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant. The Group evaluated its liquidity risk based on its cash outflows for the next 12 months and concluded it to be low. The Group had sufficient cash in the short term as of June 30, 2017 to meet its long-term cash outflows and it does not expect the impact of a discounted cash flow analysis to change the conclusion of its risk assessment. The Group's long-term commitments representing its undiscounted future cash outflows are disclosed in Note 17, “Commitments.”

Contractual maturities of financial liabilities are as follows:

	Up to 12 Months	Greater than 12 Months	Total Contractual Cash Flows
	(U.S. $ in thousands)
As of June 30, 2017
Financial liabilities:
Trade and other payables	$73,192	$—	$73,192
Current tax liabilities	2,207	—	2,207
Other non-current liabilities	—	4,969	4,969
	$75,399	$4,969	$80,368
As of June 30, 2016
Financial liabilities:
Trade and other payables	$57,886	$—	$57,886
Current tax liabilities	286	—	286
Other non-current liabilities	—	6,545	6,545
	$58,172	$6,545	$64,717

Capital risk management
The primary objective of the Group's capital structure management is to ensure that it maintains appropriate capital ratios to support its business and maximize shareholder value.
The Group manages its capital structure and adjusts it in light of changes in economic conditions. To maintain or adjust the capital structure, the Group may adjust the dividend payment to shareholders, return capital to shareholders, issue new shares, or consider external lending options. No material changes were made to the process of managing capital during the fiscal years ended June 30, 2017, 2016 and 2015.
Fair value measurements
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes.
IFRS 13, Fair value measurement defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either, in the principle market for the asset or liability, or in the absence of a principal market, in the most advantageous market for the asset or liability.
IFRS 13 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:
•Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable
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

Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Group's assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability. There were no transfers between levels during fiscal year 2017 and 2016.
The following table presents the Group’s financial assets and liabilities measured and recognized at fair value as of June 30, 2017, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(U.S. $ in thousands)
Description
Cash and cash equivalents:
Money market funds	$78,564	$—	$—	$78,564
Commercial paper	—	2,749	—	2,749
Total cash and cash equivalents	78,564	2,749	—	81,313
Investments:
U.S. treasury securities	—	61,676	—	61,676
Agency securities	—	16,654	—	16,654
Certificates of deposit and time deposits	—	44,101	—	44,101
Commercial paper	—	33,928	—	33,928
Corporate debt securities	—	148,546	—	148,546
Municipal securities	—	4,788	—	4,788
Total investments	—	309,693	—	309,693
Derivative instruments	—	3,252	—	3,252
Total assets	$78,564	$315,694	$—	$394,258

As of June 30, 2017, the Group had $305.5 million of investments which were classified as short-term investments on the Group’s statement of financial position. Additionally, the Group had certificates of deposit and time deposits totaling $4.2 million which were classified as long-term and were included in other non-current assets on the Group’s statement of financial position. As of June 30, 2017 and 2016, the Group’s short-term investments were classified as debt instruments at fair value through other comprehensive income.

The following table presents the Group’s financial assets and liabilities measured and recognized at fair value as of June 30, 2016, by the level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(U.S. $ in thousands)
Description
Cash and cash equivalents:
Money market funds	$124,760	$—	$—	$124,760
Agency securities	—	8,998	—	8,998
Commercial paper	—	5,998	—	5,998
Total cash and cash equivalents	124,760	14,996	—	139,756
Investments:
U.S. treasury securities	—	102,922	—	102,922
Agency securities	—	47,548	—	47,548
Certificates of deposit and time deposits	—	42,484	—	42,484
Commercial paper	—	37,881	—	37,881
Corporate debt securities	—	250,854	—	250,854
Municipal securities	—	1,902	—	1,902
International government securities	—	3,997	—	3,997
Total investments	—	487,588	—	487,588
Total assets	$124,760	$502,584	$—	$627,344
As of June 30, 2016, the Group had $483.4 of investments which were classified as short-term investments on the Group’s statement of financial position. Additionally, the Group had certificates of deposit and time deposits totaling $4.2 million which were classified as long-term and were included in other non-current assets on the Group’s statement of financial position.
The Group's financial assets include cash and cash equivalents, trade receivables, tax receivables, and short-term and long-term deposits with fixed interest rates.
As of June 30, 2017, the Group’s investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
Investments
U.S. treasury securities	$61,760	$—	$(84)	$61,676
Agency securities	16,740	—	(86)	16,654
Certificates of deposit and time deposits	44,101	—	—	44,101
Commercial paper	33,928	—	—	33,928
Corporate debt securities	148,634	52	(140)	148,546
Municipal securities	4,789	—	(1)	4,788
Total investments	$309,952	$52	$(311)	$309,693

As of June 30, 2016, the Group’s investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
Investments
U.S. treasury securities	$102,740	$183	$(1)	$102,922
Agency securities	47,511	37	—	47,548
Certificates of deposit and time deposits	42,614	—	(130)	42,484
Commercial paper	37,881	—	—	37,881
Corporate debt securities	250,388	519	(53)	250,854
Municipal securities	1,900	2	—	1,902
International government securities	3,998	—	(1)	3,997
Total investments	$487,032	$741	$(185)	$487,588

As of June 30, 2016, the Group’s unrealized losses on its certificates of deposit and time deposits included an unrealized loss due to changes in foreign currency exchange rates totaling approximately $0.1 million.

The table below summarizes the Group’s investments by remaining contractual maturity based on the effective maturity date:

	As of June 30,
	2017	2016
	(U.S. $ in thousands)
Recorded as follows:
Due in one year or less	$223,562	$364,575
Due after one year	86,131	123,013
Total investments	$309,693	$487,588
Derivative financial instruments
The fair value of the derivative instruments were as follows:

	Statement of Financial Position Location	Fair Value As of June 30, 2017
		(U.S. $ in thousands)
Derivative assets
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Prepaid expenses and other current assets	$2,915
Foreign exchange forward contracts	Other non-current assets	249
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Prepaid expenses and other current assets	88
Total derivative assets		$3,252
The Group had no derivative assets or liabilities as of June 30, 2016.

The following table sets forth the notional amounts of our derivative instruments at June 30, 2017 (in thousands):

Notional Amounts of Derivative Instruments
	Notional Amount by Term to Maturity			Classification by Notional Amount
	Under 12 months	Over 12 months	Total	Cash Flow Hedge	Non Hedge	Total
Australian dollar forward contracts	A$134,980	A$11,720	A$146,700	A$134,200	A$12,500	A$146,700
The effects of derivatives designated as hedging instruments on our consolidated financial statements were as follows (amounts presented are prior to any income tax effects):

	Foreign Exchange Forward Contracts
	Fiscal Year Ended June 30,
	2017	2016
	(U.S. $ in thousands)
Gross unrealized gain recognized in other comprehensive income	$4,517	$—
Net gain reclassified from cash flow hedge reserve into profit or loss - effective portion	$1,356	$—
Loss recognized into profit or loss - ineffective portion	$(3)	$—

6. Other Non-operating Income (Expense), Net
Other non-operating income (expense), net consisted of the following:

	Fiscal Year Ended June 30,
	2017	2016	2015
	(U.S. $ in thousands)
Foreign currency exchange gain (loss), net	$(93)	$376	$(1,328)
Contributions to Atlassian Foundation	(1,620)	(1,463)	(1,297)
Other income	371	15	10
	$(1,342)	$(1,072)	$(2,615)

7. Expenses
Loss before income tax benefit included the following expenses:

	Fiscal Year Ended June 30,
	2017	2016	2015
	(U.S. $ in thousands)
Depreciation:
Equipment	$1,022	$762	$518
Computer hardware and software	23,729	9,537	5,428
Furniture and fittings	1,016	720	308
Leasehold improvements	5,923	3,416	2,800
Total depreciation	31,690	14,435	9,054
Amortization:
Patents and trademarks	2,907	31	31
Customer relationships	12,361	55	9
Acquired developed technology	14,588	7,405	6,417
Total amortization	29,856	7,491	6,457
Total depreciation and amortization	$61,546	$21,926	$15,511

Employee benefits expense:
Salaries and wages	$201,953	$149,506	$102,220
Variable compensation	19,260	14,260	13,435
Payroll taxes	20,792	14,250	7,977
Share-based payment expense	137,448	75,480	41,534
Defined contribution plan expense	13,041	10,105	6,964
Contractor expense	16,333	18,352	21,884
Other	34,605	31,946	19,443
Total employee benefits expense	$443,432	$313,899	$213,457
8. Income Tax
The major components of income tax benefit for the fiscal years ended June 30, 2017, 2016 and 2015 are as follows:

	Fiscal Year Ended June 30,
	2017	2016	2015
	(U.S. $ in thousands)
Current income tax:
Current income tax charge	$(11,518)	$(6,475)	$(10,589)
Adjustments in respect of current income tax of previous years	(25)	989	236
Deferred tax:
Benefit relating to origination and reversal of temporary differences	28,061	17,041	17,334
Adjustments in respect of temporary differences of previous years	630	(2,275)	543
Income tax benefit	$17,148	$9,280	$7,524

A reconciliation between income tax benefit and the product of accounting income multiplied by the United Kingdom's domestic tax rate for the fiscal years ended June 30, 2017, 2016 and 2015, is as follows:

	Fiscal Year Ended June 30,
	2017	2016	2015
	(U.S. $ in thousands)
Loss before tax benefit	$(59,652)	$(4,907)	$(749)
At the United Kingdom's statutory income tax rate of 19.75%, 20.00%, and 20.75% in fiscal 2017, 2016 and 2015, respectively	$11,781	$983	$156
Tax effect of amounts that are not taxable (deductible) in calculating taxable income:
Research and development incentive	18,826	20,461	11,342
Share-based payment	(9,916)	(6,317)	(3,697)
Foreign tax credits not utilized	—	(4,011)	(4,332)
Amortization of intangible assets that do not give rise to deferred taxes	(673)	(907)	(943)
Non-deductible retention on acquisition	(150)	(405)	(123)
Non-deductible finance costs	—	—	(454)
Non-assessable non-operating items	—	7,995	9,831
Foreign tax rate adjustment	(1,990)	(7,341)	(3,919)
Adjustment to deferred tax balance	(192)	(1,536)	112
Other items, net	(513)	(631)	(685)
	17,173	8,291	7,288
Adjustments in respect to current income tax of previous years	(25)	989	236
Income tax benefit	$17,148	$9,280	$7,524

	Consolidated Statements of Financial Position		Consolidated Statements of Operations

	As of June 30,		Fiscal Year Ended June 30,
	2017	2016	2017	2016
	(U.S. $ in thousands)		(U.S. $ in thousands)
Depreciation for tax purposes	$1,122	$(3,383)	$4,331	$(1,822)
Provisions, accruals and prepayments	7,560	5,102	1,795	(890)
Deferred revenue	15,275	4,973	11,621	4,973
Unrealized foreign currency exchange gains	(184)	(184)	—	(139)
Carried forward tax losses (gains)	35,071	1,140	29,729	(141)
Carried forward tax credits—credited to profit and loss	46,412	33,867	9,709	16,945
Acquired intangible assets	(34,060)	5,247	9,091	1,610
Tax benefit from share plans—income	30,597	17,818	10,695	6,896
Tax benefit from share plans—equity	42,846	55,549	(48,012)	(11,513)
Other, net	(350)	643	(267)	(1,153)
Deferred tax benefit			$28,692	$14,766
Deferred tax assets, net	$144,289	$120,772
Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	$188,239	$127,411
Deferred tax liabilities	(43,950)	(6,639)
Deferred tax assets, net	$144,289	$120,772
Items for which no deferred tax asset has recognized:
Unused tax losses	$2,022	$1,006
Capital loss	1,391	388
Research and development credits	3,587	2,556
Unrealized loss on investments	51	—
	$7,051	$3,950

	2017	2016
	(U.S. $ in thousands)
Reconciliation of deferred tax assets, net
Balance as of July 1,	$120,773	$76,600
Deferred tax charge for the year	28,692	14,774
Credited to equity	34,517	29,584
Adjustment in respect of income tax payable	(7,282)	(186)
Impact from business combinations	(32,411)	—
Balance as of June 30,	$144,289	$120,772
The $34.5 million and $29.6 million credited to equity in fiscal 2017 and 2016, respectively, primarily represents the deferred tax benefit of share-based payments in excess of the cumulative expense recognized to date of the share-based award. The total deferred tax benefit is determined using the intrinsic value of the share-based award as of each reporting date.
The $7.3 million adjustment in respect of income taxes payable in fiscal 2017 represents the utilization of net operating loss deferred tax assets against taxable income of prior years, resulting in a refund due to the Group of prior year taxes paid.

The impact from business combinations of $32.4 million in fiscal 2017 represents the net deferred tax assets and liabilities recognized and charged to goodwill as a result of the acquisitions of Dogwood Labs, Inc. (“StatusPage”) and Trello, Inc. (“Trello”). The Group acquired net operating loss carryforward deferred tax assets of approximately $0.5 million and $13.6 million from StatusPage and Trello, respectively. The Group also recognized deferred tax liabilities of approximately $3.1 million and $45.3 million related to acquired intangibles from StatusPage and Trello, respectively, the amortization of which will not be deductible from future taxable profits.

	2017	2016
	(in thousands)
Amounts recognized directly in equity:
Current tax—(debited) credited directly to equity	$401	$(1,975)
Net deferred tax—credited directly to equity	34,517	29,584
	$34,918	$27,609
The Group has tax losses for carry forward available for offsetting against future federal taxable profits in the United States of $101.1 million, which will begin to expire in the fiscal year ending June 30, 2032, of which $1.9 million has not been recognized as a deferred tax asset in the statement of financial position because the Group expects them to expire unutilized. The Group has tax losses for carry forward available for offsetting against future state taxable profits in the United States of $31.5 million, which will begin to expire in the fiscal year ending June 30, 2023, $20.2 million of which has not been recognized as a deferred tax asset in the statement of financial position because the Group does not expect to generate sufficient taxable income in the respective states to utilize the carryforward. Additionally, the Group has tax losses for carry forward in other jurisdictions available for offsetting against future taxable profits of $1.6 million, which can be carried forward indefinitely, but for which a deferred tax asset has not been recognized because future taxable profits are not expected in the relevant jurisdictions.
The Group has carryforward research and development credits (“R&D credits”) of $36.4 million in Australia which can be carried forward indefinitely, and $4.6 million in the United States. Of these credits, the Group has not recognized a deferred tax asset on its statement of financial position for the $4.6 million of R&D credits in the United States. The Group also has carryforward R&D credits for federal and state purposes in the United States of $9.1 million and $1.2 million, which will begin to expire in the fiscal years ending June 30, 2031 and June 30, 2036, respectively. The Group also has carryforward Enterprise Zone credits of $0.9 million for which it has not recognized a deferred tax asset on its statement of financial position as they are expected to expire unutilized.
The Group has not recognized a deferred tax assets of $1.4 million for a capital loss carryforward, which can be carried forward indefinitely, because taxable profits of sufficient character are not expected to be generated in future periods.
9. Trade Receivables
The Group’s trade receivables consisted of the following:

	As of June 30,
	2017	2016
	(U.S. $ in thousands)
Trade receivables	$26,923	$15,233
Provision for impairment of receivables	(116)	—
	$26,807	$15,233
As of June 30, 2017, one customer individually accounted for more than 10% of the total trade receivables balance. This customer, a channel partner, represented 11% of total trade receivables as of June 30, 2017. As of June 30, 2016, two customers individually accounted for more than 10% of the total trade receivables balance. These customers, both of which are solution partners, represented 11% and 10% of total trade receivables as of June 30, 2016.

Impaired trade receivables
As of June 30, 2017 and 2016, the Group had a provision for impaired receivables of $116,000 and $0, respectively.
The movements in the provision for impairment of receivables were as follows:

(U.S. $ in thousands)
As of July 1, 2015	$107
Charge for the period	—
Unused amount reversed	(107)
As of June 30, 2016	$—
Charge for the period	116
As of June 30, 2017	$116
Past due but not impaired
As of June 30, 2017 and 2016, trade receivables that were past due but not impaired totaled $5.9 million and $3.5 million, respectively. These relate to a number of partners and customers for whom there is no recent history of default. The aging analysis of these trade receivables is as follows:

	As of June 30,
	2017	2016
	(U.S. $ in thousands)
Up to three months	$5,658	$3,383
Greater than three months	276	103
	$5,934	$3,486
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

10. Property and Equipment
Property and equipment, net consisted of the following:

	Equipment	Computer Hardware and Software	Furniture and Fittings	Leasehold Improvements	Total
	(U.S. $ in thousands)
As of June 30, 2016
Opening cost balance	$2,482	$36,462	$3,585	$18,450	$60,979
Additions	1,215	21,695	1,895	6,667	31,472
Disposals	(293)	(6,012)	(59)	(11)	(6,375)
Effect of change in exchange rates	(4)	(4)	(12)	8	(12)
Closing cost balance	3,400	52,141	5,409	25,114	86,064

Opening accumulated depreciation	(1,222)	(11,688)	(778)	(5,343)	(19,031)
Depreciation expense	(762)	(9,537)	(720)	(3,416)	(14,435)
Effect of change in exchange rates	(1)	—	—	7	6
Disposals	258	5,835	54	11	6,158
Closing accumulated depreciation	(1,727)	(15,390)	(1,444)	(8,741)	(27,302)
Net book amount	$1,673	$36,751	$3,965	$16,373	$58,762
As of June 30, 2017
Opening cost balance	$3,400	$52,141	$5,409	$25,114	$86,064
Additions	1,138	2,106	1,693	9,168	14,105
Write-down	—	—	—	—	—
Disposals	(645)	(794)	(34)	(471)	(1,944)
Effect of change in exchange rates	2	(5)	15	29	41
Closing cost balance	3,895	53,448	7,083	33,840	98,266

Opening accumulated depreciation	(1,727)	(15,390)	(1,444)	(8,741)	(27,302)
Depreciation expense	(1,022)	(23,729)	(1,016)	(5,923)	(31,690)
Effect of change in exchange rates	(2)	1	(6)	6	(1)
Disposals	630	782	17	471	1,900
Closing accumulated depreciation	(2,121)	(38,336)	(2,449)	(14,187)	(57,093)
Net book amount	$1,774	$15,112	$4,634	$19,653	$41,173

11. Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather tested for impairment at least annually during the fourth quarter.
Goodwill consisted of the following:

Goodwill
(U.S. $ in thousands)
Balance as of July 1, 2015	$7,152
Effect of change in exchange rates	(14)
Balance as of June 30, 2016	7,138
Additions	304,712
Effect of change in exchange rates	50
Balance as of June 30, 2017	$311,900

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

There was no impairment of goodwill during the fiscal years ended June 30, 2017, 2016, and 2015.
Intangible assets
Intangible assets consisted of the following:

	Patents, Trademarks and Other Rights	Acquired Developed Technology	Employee Contracts	Customer Relationships	In-Process R&D	Total
	(U.S. $ in thousands)
As of June 30, 2016
Opening cost balance	$220	$72,736	$3,631	$484	$3,220	$80,291
Transfers	—	3,220	—	—	(3,220)	—
Effect of change in exchange rates	—	(30)	—	—	—	(30)
Closing cost balance	220	75,926	3,631	484	—	80,261

Opening accumulated amortization	(104)	(55,074)	(3,631)	(383)	—	(59,192)
Amortization charge	(31)	(7,405)	—	(55)	—	(7,491)
Effect of change in exchange rates	—	(1)	—	—	—	(1)
Closing accumulated amortization	(135)	(62,480)	(3,631)	(438)	—	(66,684)
Net book amount	$85	$13,446	$—	$46	$—	$13,577
As of June 30, 2017
Opening cost balance	$220	$75,926	$3,631	$484	$—	$80,261
Additions	21,525	57,300	—	58,200	—	137,025
Effect of change in exchange rates	—	103	—	—	—	103
Closing cost balance	21,745	133,329	3,631	58,684	—	217,389

Opening accumulated amortization	(135)	(62,480)	(3,631)	(438)	—	(66,684)
Amortization charge	(2,907)	(14,588)	—	(12,361)	—	(29,856)
Effect of change in exchange rates	—	(60)	—	—	—	(60)
Closing accumulated amortization	(3,042)	(77,128)	(3,631)	(12,799)	—	(96,600)
Net book amount	$18,703	$56,201	$—	$45,885	$—	$120,789
As of June 30, 2017, no development costs have qualified for capitalization, and all development costs have been expensed as incurred. As of June 30, 2017, the remaining amortization period for acquired developed technology ranged from approximately 1 to 5 years.

12. Business combinations
Trello
On February 3, 2017, the Group acquired all of the outstanding stock of Trello, a leading provider of project management and organization software, for consideration consisting of cash and the fair value of equity awards assumed. The Group acquired Trello to expand Atlassian’s teamwork platform by adding a complementary collaboration service to Atlassian’s existing project management, content creation and communication products. The Group has included the financial results of Trello in its consolidated financial statements from the date of acquisition, which have not been material to date.

Total purchase price consideration for Trello was approximately $384.0 million, which consisted of approximately $363.8 million in cash and $20.2 million for the fair value of exchanged unvested equity awards held by Trello employees for unvested equity awards of the Company. The fair value of replacement share options issued by the Company was determined using the Black-Scholes option pricing model.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
(U.S. $ in thousands)
Cash and cash equivalents	$1,019
Trade receivables	1,035
Prepaid expenses and other current assets	765
Deferred tax assets	17,074
Intangible assets	127,400
Goodwill	289,171
Trade and other payables	(3,532)
Deferred revenue	(2,165)
Deferred tax liabilities	(46,760)
Net assets acquired	$384,007

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities when integrating Trello’s technology with the Group’s other offerings. The goodwill balance is not deductible for income tax purposes. The fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets were based on management’s estimates and assumptions. The deferred tax liability established was primarily a result of the difference in the book basis and tax basis related to the identifiable intangible assets. The Group’s purchase price allocation is preliminary and subject to revision as additional information about fair value of assets and liabilities becomes available. If additional information is obtained up to one year from the acquisition date regarding facts and circumstances that existed as of the acquisition date, the estimated fair values of assets acquired and liabilities assumed will be updated accordingly.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition.

	Fair Value	Useful Life
	(U.S. $ in thousands)	(years)
Developed technology	$50,600	3
Customer relationships	56,900	2
Trade names	19,900	3
Total intangible assets subject to amortization	$127,400

The amount recorded for developed technology represents the estimated fair value of Trello’s project management and organization technology. The amount recorded for customer relationships represents the fair values of the underlying relationship with Trello customers.
Other fiscal 2017 business combinations
On July 12, 2016, the Group acquired StatusPage for $18.3 million in cash, net of cash acquired, and $3.3 million of deferred consideration. The Group has included the financial results of StatusPage in its consolidated financial statements from the date of acquisition, which have not been material to date. In allocating the purchase consideration based on estimated fair values, the Group recorded $8.7 million of acquired intangible assets with useful lives of two to five years and $15.5 million of goodwill. The goodwill balance is not deductible for income tax purposes.
Fiscal 2016
The Group did not have any business combinations during the fiscal year ended June 30, 2016.
13. Other Balance Sheet Accounts
Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	As of June 30,
	2017	2016
	(U.S. $ in thousands)
Cash and bank deposits	$163,107	$119,953
Agency securities	—	8,998
Commercial paper	2,749	5,998
Money market funds	78,564	124,760
Total cash and cash equivalents	$244,420	$259,709

Prepaid expenses and other current assets
Prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2017	2016
	(U.S. $ in thousands)
Prepaid expenses	$12,984	$8,625
Accrued interest income on short-term investments	4,209	1,968
Other receivables	1,736	2,555
Other current assets	4,388	1,030
Total prepaid expenses and other current assets	$23,317	$14,178
Other receivables generally arise from transactions outside the normal operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally required.

Other non-current assets
Other non-current assets consisted of the following:

	As of June 30,
	2017	2016
	(U.S. $ in thousands)
Security deposits	$4,803	$4,783
Other non-current assets	4,466	764
	$9,269	$5,547

As of June 30, 2017 and 2016, the Group had certificates of deposit and time deposits totaling $4.2 million which were classified as long-term and were included in security deposits. Included in the Group’s other non-current assets balance as of June 30, 2017 was $3.3 million of restricted cash used for commitments of standby letters of credit related to facility leases and were not available for the Group’s use in its operations.
Trade and other payables
Trade and other payables consisted of the following:

	As of June 30,
	2017	2016
	(U.S. $ in thousands)
Trade payables	$12,464	$9,561
Accrued expenses	24,761	21,358
Accrued compensation and employee benefits	16,687	12,699
Retention bonus	1,906	2,129
Sales and indirect taxes	6,114	5,010
Operating lease payable	688	766
Deferred acquisition-related consideration	3,300	935
Other payables	7,272	5,428
	$73,192	$57,886
Current provisions
Current provisions consisted of the following:

	As of June 30,
	2017	2016
	(U.S. $ in thousands)
Employee benefits	$6,162	$4,716
Current provisions for employee benefits include accrued annual leave and long service leave. Long service leave covers all unconditional entitlements where employees have completed the required period of service and those where employees are entitled to pro rata payments.

Non-current provisions
Non-current provisions consisted of the following:

	As of June 30,
	2017	2016
	(U.S. $ in thousands)
Employee benefits	$1,415	$929
Dilapidation provision	1,918	1,241
	$3,333	$2,170
The non-current provision for employee benefits includes long service leave as described above.
The dilapidation provision relates to certain lease arrangements for office space entered into by the Group. These lease arrangements require the Group to restore each premises to its original condition upon lease termination. Accordingly, the Group records a provision for the present value of the estimated future costs to retire long-lived assets at the expiration of these leases.
Other non-current liabilities
Other non-current liabilities consisted of the following:

	As of June 30,
	2017	2016
	(U.S. $ in thousands)
Retention bonuses	$—	$881
Deferred rent	4,660	4,889
Other non-current liabilities	309	775
	$4,969	$6,545

14. Shareholders’ Equity
Share capital

	As of June 30,		As of June 30,
	2017	2016	2017	2016
	(number of shares)		(U.S. $ in thousands)
Details
Class A ordinary shares	91,979,704	75,505,973	$9,198	$7,550
Class B ordinary shares	135,283,942	140,696,234	13,528	14,070
	227,263,646	216,202,207	$22,726	$21,620

Movements in Class A ordinary share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of July 1, 2015	3,251,160	$325
Issuance at IPO	22,000,000	2,200
Conversion of Series A preference shares upon IPO	12,387,798	1,239
Conversion of restricted shares upon IPO	16,942,870	1,694
Conversion of Class B ordinary shares	15,224,430	1,522
Exercise of share options	2,652,588	265
Issuance for settlement of RSUs	2,911,229	291
Vesting of share options that were early exercised	135,898	14
Balance as of June 30, 2016	75,505,973	7,550
Conversion of Class B ordinary shares	6,326,879	633
Exercise of share options	5,487,334	549
Issuance for settlement of RSUs	4,510,995	451
Vesting of share options that were early exercised	148,523	15
Balance as of June 30, 2017	91,979,704	$9,198
Movements in Class B ordinary share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of July 1, 2015	140,756,842	$14,076
Conversion of Series B preference shares upon IPO	15,046,180	1,504
Exercise of share options	117,642	12
Conversion to Class A ordinary shares	(15,224,430)	(1,522)
Balance as of June 30, 2016	140,696,234	14,070
Exercise of share options	914,587	91
Conversion to Class A ordinary shares	(6,326,879)	(633)
Balance as of June 30, 2017	135,283,942	$13,528
Movements in Series A preference share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of July 1, 2015	12,387,798	$1,239
Conversion to Class A ordinary shares	(12,387,798)	(1,239)
Balance as of June 30, 2016	—	—
Balance as of June 30, 2017	—	$—

Movements in Series B preference share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of July 1, 2015	15,046,180	$1,504
Conversion to Class B ordinary shares	(15,046,180)	(1,504)
Balance as of June 30, 2016	—	—
Balance as of June 30, 2017	—	$—
Movements in restricted share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of July 1, 2015	13,163,778	$1,317
Exercise of share options, net of early exercise activity	3,565,382	356
Vesting of share options that were early exercised	213,710	21
Conversion to Class A ordinary shares	(16,942,870)	(1,694)
Balance as of June 30, 2016	—	—
Balance as of June 30, 2017	—	$—
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

15. Reserves
Reserves comprise the following:

	As of June 30,
	2017	2016	2015
	(U.S. $ in thousands)
Reserves
Share premium	$450,959	$441,734	$5,744
Other capital reserves	437,346	244,335	146,794
Cash flow hedge reserve	2,215	—	—
Foreign currency translation reserve	4,289	4,149	4,153
Investments at fair value through other comprehensive income reserve	(258)	550	—
	$894,551	$690,768	$156,691

Amount
(U.S. $ in thousands)
Share premium
Balance as of July 1, 2014	$2,677
Share options exercise	2,128
Early exercise vesting	939
Balance as of June 30, 2015	5,744
Share issuance at IPO	429,273
Share options exercise	6,099
Early exercise vesting	618
Balance as of June 30, 2016	441,734
Share options exercise	8,858
Early exercise vesting	367
Balance as of June 30, 2017	$450,959

Amount
(U.S. $ in thousands)
Other capital reserves
Balance as of July 1, 2014	$92,300
Share-based payments	41,534
Tax benefit from share plans	12,960
Balance as of June 30, 2015	146,794
Share issuance for settlement of RSUs	(291)
Shares withheld related to net share settlement of RSUs	(5,395)
Share-based payments	75,480
Tax benefit from share plans	27,747
Balance as of June 30, 2016	244,335
Share issuance for settlement of RSUs	(451)
Replacement equity awards related to business combination	20,193
Share-based payments	137,458
Tax benefit from share plans	35,811
Balance as of June 30, 2017	$437,346

Amount
(U.S. $ in thousands)
Cash flow hedge reserve
Balance as of July 1, 2014	$—
Balance as of June 30, 2015	—
Balance as of June 30, 2016	—
Net gain on derivative instruments	2,215
Balance as of June 30, 2017	$2,215

Amount
(U.S. $ in thousands)
Foreign currency translation reserve
Balance as of July 1, 2014	$4,035
Translation adjustment	118
Balance as of June 30, 2015	4,153
Translation adjustment	(4)
Balance as of June 30, 2016	4,149
Translation adjustment	140
Balance as of June 30, 2017	$4,289

Amount
(U.S. $ in thousands)
Investments at fair value through other comprehensive income reserve
Balance as of July 1, 2014	$—
Balance as of June 30, 2015	—
Net change in unrealized gain (loss) on investments classified at fair value through other comprehensive income, net of tax	550
Balance as of June 30, 2016	550
Net change in unrealized gain (loss) on investments classified at fair value through other comprehensive income, net of tax	(808)
Balance as of June 30, 2017	$(258)

Share premium

Share premium consists of additional consideration for shares above the nominal value of shares in issue.

Other capital reserves

Capital redemption and merger reserves
The Company has capital redemption and merger reserves of $35.0 million at June 30, 2017, 2016 and 2015. They are comprised of a $98.0 thousand capital redemption reserve that is a non-distributable reserve arising on the redemption of redeemable shares and a $34.9 million merger reserve representing the difference between the nominal value of the shares issued by the Company in a prior reorganization and the share capital and share premium account prior to reorganization.

Share-based payments reserve

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

Cash flow hedge reserve

The change in fair value for the Group’s derivatives designated as hedging instruments are recognized in other comprehensive income and accumulated in a separate reserve within equity. The effect of the cash flow hedges determined to be effective is reclassified to the consolidated statements of operations in the same period as the hedged transactions. Gains or losses related to ineffective portion of cash flow hedges, if any, are recognized immediately to the consolidated statements of operations.

Foreign currency translation reserve

Exchange differences arising on translation of foreign subsidiaries are recognized in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to the consolidated statements of operations when the net investment is disposed.

Investments at fair value through other comprehensive income reserve

The change in fair value for the Group’s financial instruments classified at fair value through other comprehensive income are recognized in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount is reclassified to the consolidated statements of operations upon the sale of the investment or at maturity date.

16. Earnings Per Share
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
Prior to the IPO in fiscal year 2016, basic and diluted net income per share attributable to ordinary shareholders was presented in conformity with the two-class method required for participating shares. The Group considered its then outstanding Series A preference shares and Series B preference shares to be participating securities. The rights of the holders of Class A ordinary shares and Class B ordinary shares are identical, except with respect to voting, conversion and transfer rights. Under the two-class method, net income attributable to ordinary shareholders is determined by allocating undistributed earnings, calculated as net income less current period dividends paid to preference shares, between ordinary shares and preference shares based on their respective dividend allocations.
A reconciliation of the calculation of basic and diluted earnings (loss) per share is as follows:

	Fiscal Year Ended June 30,
	2017	2016	2015
	(U.S. $ in thousands, except per share data)
Numerator:
Net income (loss)	$(42,504)	$4,373	$6,775
Less: Allocation of earnings to preference shares—basic	—	(274)	(1,084)
Net income (loss) attributable to ordinary shareholders—basic	(42,504)	4,099	5,691
Add: Reallocation of earnings to ordinary shares	—	14	9
Net income (loss) attributable to ordinary shareholders—diluted	$(42,504)	$4,113	$5,700
Denominator:
Weighted-average ordinary shares outstanding—basic	222,224	182,773	144,008
Effect of potentially dilutive shares:
Share options and RSUs	—	10,708	1,492
Weighted-average ordinary shares outstanding—diluted	222,224	193,481	145,500
Net income (loss) per share attributable to ordinary shareholders:
Basic net income (loss) per share	$(0.19)	$0.02	$0.04
Diluted net income (loss) per share	$(0.19)	$0.02	$0.04

For fiscal year ended June 30, 2017, 13.8 million potentially anti-dilutive shares were excluded from the computation of net loss per share.

17. Commitments
Operating lease commitments
The Group leases various offices in locations such as Amsterdam, the Netherlands; the San Francisco Bay Area, California, and Austin, Texas, United States; Sydney, Australia; Manila, the Philippines; and Yokohama, Japan under non-cancellable operating leases expiring within one to five years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. The Group incurred rent expense on its operating leases of $12.2 million, $8.3 million and $6.2 million during the fiscal years ended June 30, 2017, 2016 and 2015, respectively.
Additionally, the Group has contractual commitments for services with third-parties related to its data centers. These commitments are non-cancellable and expire within one to four years.
Commitments for minimum lease payments in relation to non-cancellable operating leases and purchase obligations in relation to our colocation data centers as of June 30, 2017 were as follows:

	Operating Leases	Other Contractual Commitments	Total
	(U.S. $ in thousands)
Fiscal Period:
Year ending 2018	$14,309	$6,956	$21,265
Years ending 2019 - 2022	41,560	1,154	42,714
Total minimum lease payments	$55,869	$8,110	$63,979

18. Related Party Transactions
Key management personnel compensation
All directors and executive management have authority and responsibility for planning, directing and controlling the activities of the Group, and are considered to be key management personnel.
Compensation for the Company's key management personnel is as follows:

	Fiscal Year Ended June 30,
	2017	2016	2015
	(U.S. $ in thousands)
Executive management
Short-term compensation and benefits	$2,860	$3,365	$2,135
Post-employment benefits	100	96	88
Share-based payments	26,030	15,985	3,940
	$28,990	$19,446	$6,163
Board of directors
Cash remuneration	$388	$241	$—
Share-based payments	1,825	1,482	170
	$2,213	$1,723	$170

19. Geographic Information
The Group’s revenues by geographic region based on end-users who purchased our products or services are as follows:

	Fiscal Year Ended June 30,
	2017	2016	2015
	(U.S. $ in thousands)
Americas	$312,514	$232,793	$159,380
EMEA	242,496	178,087	127,704
Asia Pacific	64,926	46,178	32,437
	$619,936	$457,058	$319,521
Revenues from the United States totaled approximately $276 million, $206 million and $141 million for the fiscal years ended June 30, 2017, 2016, and 2015, respectively. Revenues from our country of domicile, the United Kingdom, totaled approximately $46 million, $34 million and $27 million for the fiscal years ended June 30, 2017, 2016, and 2015, respectively.

	Fiscal Year Ended June 30,
	2017	2016
	(U.S. $ in thousands)
Non-current operating assets
United States	$449,504	$48,345
Australia	20,988	22,893
	$470,492	$71,238
Non-current operating assets for this purpose consist of property and equipment, goodwill, intangible assets and other non-current assets.
20. Share-based Payments
The Group maintains four share-based employee compensation plans: the 2015 Share Incentive Plan (“2015 Plan”); the 2014 Restricted Share Unit Plan (“2014 Plan”); the Atlassian Corporation Plc 2013 U.S. Share Option Plan (“2013 U.S. Option Plan”); and the Atlassian UK Employee Share Option Plan (together with the 2013 U.S. Option Plan, the “Option Plans”). In October 2015, the Board of Directors approved the 2015 Plan, and in November 2015, our shareholders adopted the 2015 Plan, effective on our IPO, which serves as the successor to the 2014 Plan and the Option Plans and provides for the issuance of incentive and nonstatutory share options, share appreciation rights, restricted share awards, RSUs, unrestricted share awards, cash-based awards, performance share awards, performance-based awards to covered employees, and dividend equivalent rights to qualified employees, directors and consultants. Under the 2015 Plan, a total of 20.7 million Class A ordinary shares were initially reserved for the issuance of awards, subject to automatic annual increases.
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
RSU and Class A ordinary share option activity was as follows:

		Share Options
	Shares Available for Grant	Share Options Outstanding	Weighted Average Exercise Price	RSUs Outstanding
Balance as of July 1, 2015	3,353,200	16,933,464	$2.11	9,849,221
Increase in shares authorized:
2014 Plan	7,770,000	—	—	—
2015 Plan	20,700,000	—	—	—
RSUs granted	(7,262,585)	—	—	7,262,585
RSUs canceled	1,739,357	—	—	(1,739,357)
RSUs settled	—	—	—	(3,168,096)
Share options exercised	—	(6,217,970)	1.08	—
Share options canceled	1,403,669	(1,403,669)	7.07	—
2014 Plan shares terminated	(6,862,133)	—	—	—
Option Plans shares terminated	(3,312,292)	—	—	—
Balance as of June 30, 2016	17,529,216	9,311,825	2.04	12,204,353
Increase in shares authorized:
2015 Plan	10,817,923	—	—	—
RSUs granted	(5,938,291)	—	—	5,938,291
RSUs canceled	1,214,176	—	—	(1,214,176)
RSUs settled	—	—	—	(4,510,995)
Replacement share options granted	(980,573)	980,573	0.72	—
Share options exercised	—	(5,487,334)	1.64	—
Share options canceled	162,403	(162,403)	2.70	—
Equity awards granted in relation to business combination	(1,225,691)	—	—	—
Repurchase of early exercised options	18,750	—	—	—
Balance as of June 30, 2017	21,597,913	4,642,661	$2.21	12,417,473
Share options vested and exercisable as of June 30, 2016	—	6,912,082	$1.76
Share options vested and exercisable as of June 30, 2017	—	3,074,737	$2.31
The 2014 Plan and the Option Plans were terminated in connection with our IPO, and accordingly, no shares are available for issuance under these plans.
The weighted-average remaining contractual life for options outstanding as of June 30, 2017 and June 30, 2016 was 4.7 years and 3.8 years, respectively.
Options exercisable as of June 30, 2017 and June 30, 2016, had a weighted-average remaining contractual life of approximately 3.5 years and 3.2 years, respectively.

The following table summarizes information about share options outstanding as of June 30, 2017:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price	Weighted- Average Remaining Years
$0.42 - 0.66	947,459	$0.61	354,112	$0.60	3.07
$1.14 - 1.59	405,667	1.36	260,611	1.47	2.72
$1.92 - 2.16	340,783	2.05	340,783	2.05	2.38
$2.40 - 2.92	1,310,942	2.46	1,302,133	2.45	2.86
$3.18	1,637,810	3.18	817,098	3.18	5.41
	4,642,661	$2.21	3,074,737	$2.31	3.50
The following table summarizes information about share options outstanding as of June 30, 2016:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price	Weighted- Average Remaining Years
$0.40 - 0.60	2,189,995	$0.52	2,102,670	$0.52	1.67
$1.43 - 1.59	573,485	1.55	568,380	1.55	2.80
$1.92 - 2.16	2,006,437	2.06	1,856,267	2.06	3.39
$2.40 - 2.63	2,007,185	2.41	1,474,924	2.41	3.84
$2.92 - 3.18	2,534,723	3.14	909,841	3.11	5.45
	9,311,825	$2.04	6,912,082	$1.76	3.18
Class B ordinary share option activity was as follows:

	Shares Available for Grant	Outstanding Share Options	Weighted- Average Exercise Price
Balance as of July 1, 2015	—	1,552,500	$0.56
Exercised	—	(117,642)	$0.24
Balance as of June 30, 2016	—	1,434,858	$0.56
Exercised	—	(914,587)	$0.55
Balance as of June 30, 2017	—	520,271	$0.63
Class B ordinary share options exercisable as of June 30, 2017 and June 30, 2016 had a weighted-average remaining contractual life of approximately 0.9 years and 1.9 years, respectively. Class B ordinary share options are denominated in Australian dollars.
The following table summarizes information about the Class B ordinary share options outstanding as of June 30, 2017:

	Options Outstanding		Options Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price	Weighted- Average Remaining Years
$0.63	520,271	$0.63	520,271	$0.63	0.92

The following table summarizes information about the Class B ordinary share options outstanding as of June 30, 2016:

	Options Outstanding		Options Exercisable
Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price	Weighted- Average Remaining Years
$0.24	184,858	$0.24	184,858	$0.24	1.36
$0.61	1,250,000	0.61	1,250,000	0.61	1.92
	1,434,858	$0.56	1,434,858	$0.56	1.85
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
The weighted-average grant date fair value of the RSUs issued during the fiscal years ended June 30, 2017 and 2016 was $29.16 per share and $21.61 per share, respectively.
The Company granted 980,573 replacement share options exercisable for Class A ordinary shares with a weighted-average exercise price of $0.72 per share in connection with the Group’s acquisition of Trello, which were the only options granted during the fiscal year ended June 30, 2017. There were no share options granted during the fiscal year ended June 30, 2016. During the fiscal year ended 2015, there were 500,000 share options granted. The fair value of the share option grants were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions and fair value per share:

	Fiscal Year Ended June 30,
	2017	2016	2015
Fair value of underlying shares	$28.16	n/a	$14.97
Exercise price	$0.59 - 1.14	n/a	$14.67
Expected volatility	41%	n/a	41%
Expected term (in years)	4.5 - 6.0	n/a	4.0
Risk-free interest rate	1.9%	n/a	1.3%
Dividend yield	—%	n/a	—%
Weighted-average fair value per share option	$27.51	n/a	$5.13
The exercise price of share options is established on the grant date and is determined by the board of directors. As the share options granted during the fiscal year ended June 30, 2015 was prior to the Company’s IPO, there was no active external or internal market for the shares of the Group at the date of the grant. In order to determine the fair value of the Group’s restricted shares prior to the IPO, the Group enlisted the assistance of a third-party valuation firm. Following the Company’s IPO, the Company refers to the closing stock price on the grant date to determine the fair value of Class A ordinary shares underlying share options. Prior to the Company’s IPO, as a substitute, a peer group of companies was used to calculate volatility. Following the Company’s IPO, the Company estimates expected future volatility based on the historical volatility of the Company’s stock price. The estimated term for share options was based on the vesting terms and contractual lives of the options as well as expectations around employee vesting behavior. The risk-free interest rate is based on the rate for a U.S. government security with the same estimated life at the time of the option grant.
As of June 30, 2017, the Group had an aggregate of $160.1 million of future period share-based payment expense related to all equity awards outstanding, net of estimated forfeitures, to be amortized over a weighted-average period of 1.4 years.

Early exercises of share options
As of June 30, 2017 and 2016, outstanding shares included 1,214,689 and 156,251 shares, respectively, that are subject to repurchase as they were early exercised and unvested. The Company retains the right to repurchase, at the original exercise price, any unvested (but issued) shares during the repurchase period following employee termination. These amounts have been recorded on the consolidated statements of financial position as a liability as of June 30, 2017 and 2016. Amounts reclassified into contributed equity during the fiscal years ended June 30, 2017 and 2016 as a result of the vesting of the early exercised shares was $0.4 million and $0.7 million, respectively.