Form 20-F
period 2018-06-30
Atlassian Corp Plc
filed 2018-08-30
CIK 1650372

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2018
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

Stuart Fagin
Deputy General Counsel
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
As of June 30, 2018, 106,199,671 Class A Ordinary Shares and 129,942,506 Class B Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
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

6/30/2018
Entity Registrant Name	Atlassian Corp Plc
Entity Central Index Key	0001650372
Entity Filer Category	Large Accelerated Filer
Current Fiscal Year End Date	6/30/2018
Document Fiscal Year Focus	2018
Document Type	20-F
Document Fiscal Period	FY
Document Period End Date	6/30/2018
Amendment Flag	false
Entity Well-known Seasoned Issuer	Yes
Entity Voluntary Filers	No
Entity Current Reporting Status	Yes
Entity Common Stock, Shares Outstanding (shares)
Class A Ordinary Shares	106,199,671
Class B Ordinary Shares	129,942,506

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that articulate our expectations, strategy, plans or intentions. Forward-looking statements contained in this annual report include, but are not limited to, statements about:

•	our future financial performance, including our revenues, cost of revenues, gross profit or gross margin and operating expenses;

•	the sufficiency of our cash and cash equivalents to meet our liquidity needs;

•	our ability to increase the number of customers using our software;

•	our ability to attract and retain customers to use our products and solutions;

•	our ability to develop new products and enhancements to our existing products;

•	our ability to successfully expand in our existing markets and into new markets;

•	our ability to effectively manage our growth and future expenses;

•	our ability to prevent security breaches and unauthorized access to customer data;

•	our ability to maintain, protect and enhance our intellectual property;

•	our ability to grow our cloud offerings;

•	our future growth and profitability;

•	our ability to comply with modified or new laws and regulations applying to our business, including privacy and data security regulations;

•	our ability to attract and retain qualified employees and key personnel; and

•	future acquisitions of, or investments in, complementary companies, products, services or technologies.
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
The forward-looking statements made in this annual report relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this annual report to reflect events or circumstances after the date of this annual report or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, or investments.
PART I

Item 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

 Not applicable.

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data
The following tables summarize our selected consolidated financial and other data. We derived the consolidated statements of operations data for the fiscal years ended June 30, 2018, 2017, and 2016 and the consolidated summary of financial position data as of June 30, 2018 and 2017 from our audited consolidated financial statements included elsewhere in this annual report. The selected statements of operations data for the fiscal years ended June 30, 2015 and 2014 and the consolidated statements of financial position data as of June 30, 2016 and 2015 are derived from our audited consolidated financial statements that are not included in this annual report. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), which includes all standards issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. You should read the following selected consolidated financial data in conjunction with “Item 4. Information on the Company” and our consolidated financial statements and related notes included elsewhere in this annual report.

Consolidated Statements of Operations Data:

	Fiscal Year Ended June 30,
	2018	2017	2016	2015	2014
	(U.S. $ and shares in thousands, except per share data)
Revenues:
Subscription	$403,214	$242,128	$146,659	$85,891	$51,007
Maintenance	325,898	265,521	218,848	160,373	112,134
Perpetual license	85,481	74,565	65,487	57,373	44,186
Other	59,357	37,722	26,064	15,884	7,782
Total revenues	873,950	619,936	457,058	319,521	215,109
Cost of revenues (1) (2)	172,690	119,161	75,783	52,932	37,986
Gross profit	701,260	500,775	381,275	266,589	177,123
Operating expenses:
Research and development (1)	415,776	310,168	208,306	140,853	78,640
Marketing and sales (1) (2)	187,990	134,908	93,391	67,989	34,968
General and administrative (1)	151,242	118,785	85,458	56,033	40,814
Total operating expenses	755,008	563,861	387,155	264,875	154,422
Operating income (loss)	(53,748)	(63,086)	(5,880)	1,714	22,701
Other non-operating income (expense), net	(15,157)	(1,342)	(1,072)	(2,615)	(562)
Finance income	9,877	4,851	2,116	226	317
Finance costs	(6,806)	(75)	(71)	(74)	(228)
Income (loss) before income tax benefit (expense)	(65,834)	(59,652)	(4,907)	(749)	22,228
Income tax benefit (expense)	(53,507)	17,148	9,280	7,524	(3,246)
Net income (loss)	$(119,341)	$(42,504)	$4,373	$6,775	$18,982
Net income (loss) per share attributable to ordinary shareholders:
Basic	$(0.52)	$(0.19)	$0.02	$0.04	$0.11
Diluted	$(0.52)	$(0.19)	$0.02	$0.04	$0.11
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	231,184	222,224	182,773	144,008	141,530
Diluted	231,184	222,224	193,481	145,500	143,602
(1)Amounts include share-based payment expense, as follows:

Cost of revenues	$11,955	$6,856	$5,371	$2,862	$625
Research and development	98,609	79,384	35,735	22,842	5,120
Marketing and sales	23,605	17,395	11,945	6,670	2,068
General and administrative	28,704	33,813	22,429	9,160	3,551

(2)Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$21,188	$14,587	$7,405	$6,417	$7,591
Marketing and sales	36,090	15,269	86	40	98

Consolidated Statements of Financial Position Data:

	As of June 30,
	2018	2017	2016	2015
	(U.S. $ in thousands)
Cash and cash equivalents	$1,410,339	$244,420	$259,709	$187,094
Short-term investments	323,134	305,499	483,405	30,251
Working capital	1,359,129	285,621	542,038	50,477
Total assets	2,424,514	1,283,858	990,973	397,161
Deferred revenues	360,220	255,997	181,068	136,565
Total liabilities	1,531,748	389,810	259,310	207,107
Share capital	23,531	22,726	21,620	18,461
Total shareholders’ equity	892,766	894,048	731,663	190,054

Non-IFRS Financial Results

Our reported results include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our operating results. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:

•	Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•	Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets.

•
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets.

•	Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment and acquired intangible assets.

Our non-IFRS financial measures reflect adjustments based on the items below:

•	Share-based compensation;

•	Amortization of acquired intangible assets;

•	Non-coupon impact related to exchangeable senior notes and capped calls:

◦	Amortization of notes discount and issuance costs;

◦	Mark to fair value of the exchangeable senior notes exchange feature;

◦	Mark to fair value of the related capped call transactions; and

•	The related income tax effects on these items and changes in our assessment regarding the realizability of our deferred tax assets.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-

IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to exchangeable senior notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:

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
The following tables provide reconciliations of non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS for the fiscal years ended June 30, 2018, 2017, 2016, 2015 and 2014.

	Fiscal Year Ended June 30,
	2018	2017	2016	2015	2014
	(U.S. $ and shares in thousands)
Gross profit:
IFRS gross profit	$701,260	$500,775	$381,275	$266,589	$177,123
Plus: Share-based payment expense	11,955	6,856	5,371	2,862	625
Plus: Amortization of acquired intangible assets	21,188	14,587	7,405	6,417	7,591
Non-IFRS gross profit	$734,403	$522,218	$394,051	$275,868	$185,339

Operating income:
IFRS operating income (loss)	$(53,748)	$(63,086)	$(5,880)	$1,714	$22,701
Plus: Share-based payment expense	162,873	137,448	75,480	41,534	11,364
Plus: Amortization of acquired intangible assets	57,278	29,856	7,491	6,457	7,689
Non-IFRS operating income	$166,403	$104,218	$77,091	$49,705	$41,754

Net income:
IFRS net income (loss)	$(119,341)	$(42,504)	$4,373	$6,775	$18,982
Plus: Share-based payment expense	162,873	137,448	75,480	41,534	11,364
Plus: Amortization of acquired intangible assets	57,278	29,856	7,491	6,457	7,689
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	19,892	—	—	—	—
Less: Income tax effects and adjustments	(2,150)	(39,864)	(16,018)	(9,244)	(2,350)
Non-IFRS net income	$118,552	$84,936	$71,326	$45,522	$35,685

	Fiscal Year Ended June 30,
	2018	2017	2016	2015	2014
Net income per share:	(U.S. $ and shares in thousands, except per share data)
IFRS net income (loss) per share - basic	$(0.52)	$(0.19)	$0.02	$0.04	$0.11
Plus: Share-based payment expense	0.70	0.62	0.42	0.29	0.09
Plus: Amortization of acquired intangible assets	0.25	0.13	0.04	0.05	0.06
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.09	—	—	—	—
Less: Income tax effects and adjustments	(0.01)	(0.18)	(0.09)	(0.06)	(0.01)
Non-IFRS net income per share - basic	$0.51	$0.38	$0.39	$0.32	$0.25
Weighted-average shares used in computing basic Non-IFRS net income per share:	231,184	222,224	182,773	144,008	141,530

IFRS net income (loss) per share - diluted	$(0.52)	$(0.19)	$0.02	$0.04	$0.11
Plus: Share-based payment expense	0.69	0.59	0.37	0.26	0.07
Plus: Amortization of acquired intangible assets	0.25	0.13	0.04	0.04	0.05
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	0.08	—	—	—	—
Less: Income tax effects and adjustments	(0.01)	(0.17)	(0.08)	(0.06)	(0.01)
Non-IFRS net income per share - diluted	$0.49	$0.36	$0.35	$0.28	$0.22
Weighted-average shares used in computing diluted Non-IFRS net income per share:	243,985	236,057	201,686	163,073	160,495

Weighted-average diluted shares outstanding:
Weighted-average shares used in computing diluted IFRS net income (loss) per share	231,184	222,224	193,481	145,500	143,602
Dilution from share options and RSUs (1)	12,801	13,833	—	—	—
Dilution from share options and RSUs granted in periods prior to IPO (2)	—	—	8,205	17,573	16,893
Weighted-average shares used in computing diluted non-IFRS net income per share	243,985	236,057	201,686	163,073	160,495
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the fiscal year ended June 30, 2018 because the effect would have been anti-dilutive.

(2) Gives effect to share options and RSUs in periods prior to our IPO for comparability.

	Fiscal Year Ended June 30,
	2018	2017	2016	2015	2014
Free cash flow:	(U.S. $ and shares in thousands)
IFRS net cash provided by operating activities	$311,456	$199,381	$129,542	$98,221	$75,280
Less: Capital expenditures	(30,209)	(16,054)	(34,213)	(32,676)	(10,259)
Free cash flow	$281,247	$183,327	$95,329	$65,545	$65,021

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
The markets for our solutions are fragmented, rapidly evolving and highly competitive, and have relatively low barriers to entry. We face competition from both traditional, larger software vendors offering full collaboration and productivity suites and smaller companies offering point products for features and use cases. Our principal competitors vary depending on the product category and include Microsoft, IBM, Hewlett Packard Enterprise, Google, ServiceNow, salesforce.com, Zendesk, and Github (acquired by Microsoft). In addition, some of our competitors have made acquisitions to offer a more comprehensive product or service offering, which may allow them to compete more effectively with our products. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Following such potential consolidations, companies may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.

Our competitors, particularly our competitors with greater financial and operating resources, may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards or customer requirements. With the introduction of new technologies, the evolution of our products, and new market entrants, we expect competition to intensify in the future. For example, as we expand our focus into new use cases or other product offerings beyond software development teams, we expect competition to increase. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses, or the failure of our products to achieve or maintain more widespread market acceptance, any of which could harm our business, results of operations and financial condition.
Many of our current and potential competitors have greater resources than we do, with established marketing relationships, large enterprise salesforces, access to larger customer bases, pre-existing customer relationships, and major distribution agreements with consultants, system integrators and resellers. Additionally, some current and potential customers, particularly large organizations, have elected, and may in the future elect, to develop or acquire their own internal collaboration and productivity software tools that would reduce or eliminate the demand for our solutions.
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
Our distribution model of offering and selling both cloud and on-premises offerings of our products increases our expenses, may impact revenue recognition timing, and may pose other challenges to our business.
We offer and sell both cloud and on-premises offerings of our products. Our cloud offering enables quick setup and subscription pricing, while our on-premises offering permits more customization, a perpetual or term license fee structure, and complete application control. Historically, our products were developed in the context of the on-premises offering, and we have less operating experience offering and selling our products via our cloud offering. Although a substantial majority of our revenue has historically been generated from customers using our on-premises products, we believe that over time more customers will move to our cloud offering, and our cloud offering will become more central to our distribution model. As more of our customers transition to the cloud, we may be subject to additional competitive pressures, which may harm our business. Further, as more customers elect our cloud offering as opposed to our on-premises offerings, revenues from such customers is typically lower in the initial year, which may impact our near-term revenue growth rates. If our cloud offering does not develop as quickly as we expect, or if we are unable to continue to scale our systems to meet the requirements of a successful large, cloud offering, our business may be harmed. We are directing a significant portion of our financial and operating resources to implement a robust cloud offering for our products, but even if we continue to make these investments, we may be unsuccessful in growing or implementing our cloud offering that competes successfully against our current and future competitors and our business, results of operations and financial condition could be harmed.
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
Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our products, new market entrants, our product support, our prices and pricing plans, the prices of competing software products, reductions in our customers’ spending levels, new product releases and changes to packaging of our product offerings, mergers and acquisitions affecting our customer base, or the effects of global economic conditions. We may be unable to timely address any retention issues with specific customers, which could harm our results of operations. If our customers do not purchase additional licenses or subscriptions or renew their subscriptions or maintenance plans, renew on less favorable terms or fail to add more users, our revenue may decline or grow less quickly, which would harm our future results of operations and prospects.
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
Our ability to grow our business depends in part on our ability to persuade current and future customers to expand their use of our products to additional use cases beyond software developers, including business teams and IT teams. If we fail to predict customer demands or achieve further market acceptance of our products within these additional areas and teams, or if a competitor establishes a more widely adopted product for these applications, our ability to grow our business may be harmed.
We invest significantly in research and development, and to the extent our research and development investments do not translate into new products or material enhancements to our current products, or if we do not use those investments efficiently, our business and results of operations would be harmed.
A key element of our strategy is to invest significantly in our research and development efforts to develop new products and enhance our existing products to address additional applications and markets. In fiscal 2018 and 2017, our research and development expenses were 48% and 50% of our revenue, respectively. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling products and generate revenue, if any, from such investment. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such product. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in our current or future markets, it would harm our business and results of operations.
If we fail to effectively manage our growth, our business and results of operations could be harmed.
We have experienced and expect to continue to experience rapid growth, which has placed, and may continue to place, significant demands on our management, operational and financial resources. In addition, we operate globally, sell our products to customers in more than 180 countries, and have employees in Australia, the United States, the United Kingdom, the Netherlands, the Philippines, India, Japan, Germany and France. We plan to continue to expand our operations into other countries in the future, which will place additional demands on our resources and operations. We have also experienced significant growth in the number of customers, users, transactions and data that our products and our associated infrastructure support. If we fail to successfully manage our anticipated growth and change, the quality of our products may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers. Finally, our organizational structure is becoming more complex and if we fail to scale and adapt our operational, financial and management controls and systems, as well as our reporting systems and procedures to manage this complexity, our business, results of operations and financial condition would be harmed. We will require significant capital expenditures and the allocation of management resources to grow and change in these areas.
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
Use of our solutions involve the storage, transmission and processing of our customers’ proprietary data, including potentially personal or identifying information. Unauthorized access to, or security breaches of, our products could result in unauthorized access to data and information and loss, compromise or corruption of such data and information. In the event of a security breach, we could suffer loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation and other liabilities. We have incurred and expect to incur significant expenses to prevent security breaches, including costs related to deploying additional personnel and protection technologies, training employees, and engaging third-party solution providers and consultants. Our errors and omissions insurance coverage covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities we may incur.
Although we expend significant resources to create security protections that shield our customer data against potential theft and security breaches, such measures cannot provide absolute security. We have in the past experienced breaches of our security measures. Certain breaches have resulted in unauthorized access to certain data processed through our products. Our products are at risk for future breaches, including, without limitation, breaches that may occur as a result of third-party action, or employee, vendor or contractor error or malfeasance and other causes.
As we further transition selling our products via our cloud offering, continue to collect more personal and sensitive information, and operate in more countries, the risk that real or perceived vulnerabilities of our systems could seriously harm our business and our financial performance, by tarnishing our reputation and brand and limiting the adoption of our products is likely to increase.
Because the techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. We may also experience security breaches that may remain undetected for an extended period and, therefore, have a greater impact on the products we offer, the proprietary data processed through our services, and, ultimately, on our business.

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
Our business model relies on a high volume of transactions and affordable pricing. As lower cost or free products are introduced by our competitors, our ability to generate new customers could be harmed.
Our business model is based in part on selling our products at prices lower than competing products from other commercial vendors. For example, we offer entry-level pricing for certain products for small teams at a price that typically does not require capital budget approval and is orders-of-magnitude less than the price of traditional enterprise software. As a result, our software is frequently purchased by first-time customers to solve specific problems and not as part of a strategic technology purchasing decision. As competitors enter the market with low cost or free alternatives to our products, it may become increasingly difficult for us to compete effectively and our ability to garner new customers could be harmed. We have historically, and will continue to increase prices from time to time. Additionally, some customers may consider our products to be discretionary purchases, which may contribute to reduced demand for our offerings in times of economic uncertainty. If we are unable to sell our software in high volume, across new and existing customers, our business, results of operations and financial condition could be harmed.
We derive, and expect to continue to derive, a substantial majority of our revenue from a limited number of software products.
We derive, and expect to continue to derive, a substantial majority of our revenue from our Jira and Confluence products. Revenue generated from our Jira and Confluence products comprised over two-thirds of our total revenues for each of the prior three fiscal years. As such, the market acceptance of these products is critical to our success. Demand for these products and our other products is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of our products by customers for existing and new use cases, the timing of development and release of new products, features, functionality and lower cost alternatives introduced by our competitors, technological changes and developments within the markets we serve and growth or contraction in our addressable markets. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our products, our business, results of operations and financial condition could be harmed.
If the Atlassian Marketplace does not continue to be successful, our business and results of operations could be harmed.
We operate Atlassian Marketplace, an online marketplace, for selling third-party, as well as Atlassian-built, apps. We rely on the Atlassian Marketplace to supplement our promotional efforts and build awareness of our products, and believe that third-party apps from the Atlassian Marketplace facilitate greater usage and customization of our products. If these vendors and developers stop developing or supporting these apps that they sell on Atlassian Marketplace, our business could be harmed.
Interruptions or performance problems associated with our technology and infrastructure may harm our business and results of operations.
Our continued growth depends in part on the ability of our existing and potential customers to access our solutions at any time and within an acceptable amount of time. In addition, we rely almost exclusively on our websites for the downloading of and payment for all our products. We have experienced, and may in the future experience, disruptions, data loss and corruption, outages and other performance problems with our infrastructure and websites due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial of service attacks or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and websites become more complex and our user traffic increases. If our products and websites are unavailable or if our users are unable to access our products within a reasonable amount of time, or at all, our business would be harmed. Moreover, we depend on services from various third parties, including Amazon Web Services, to maintain our infrastructure and distribute our products via the Internet. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our products. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated into our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, results of operations and financial condition could be harmed.
Real or perceived errors, failures, vulnerabilities or bugs in our products or in the products on Atlassian Marketplace could harm our business and results of operations.
Errors, failures, vulnerabilities or bugs may occur in our products, especially when updates are deployed or new products are rolled out. Our solutions are often used in connection with large-scale computing environments with different operating systems, system management software, equipment and networking configurations, which may cause errors, failures of products, or other negative consequences in the computing environment into which they are deployed. In addition, deployment of our products into complicated, large-scale computing environments may expose errors, failures, vulnerabilities or bugs in our products. Any such errors, failures, vulnerabilities or bugs may not be found until after they are deployed to our customers. Real or perceived errors, failures, vulnerabilities or bugs in our products could result in negative publicity, loss or unauthorized access to customer data, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers for losses sustained by them, all of which could harm our business and results of operations.
In addition, third-party apps on Atlassian Marketplace may not meet the same quality standards that we apply to our own development efforts and, to the extent they contain bugs, vulnerabilities or defects, they may create disruptions in our customers’ use of our products, lead to data loss, unauthorized access to customer data, damage our brand and reputation and affect the continued use of our products, any of which could harm our business, results of operations and financial condition.
Any failure to offer high-quality product support may harm our relationships with our customers and our financial results.
In deploying and using our products, our customers depend on our product support teams to resolve complex technical and operational issues. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for product support. We also may be unable to modify the nature, scope and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase costs and harm our results of operations. In addition, as we continue to grow our operations and reach a global and vast customer base, we need to be able to provide efficient product support that meets our customers’ needs globally at scale. The number of our customers has grown significantly and that has put additional pressure on our support organization. In order to meet these needs, we have relied in the past and will continue to rely on third-party vendors and self-service product support to resolve common or frequently asked questions, which supplement our customer support teams. If we are unable to provide efficient product support globally at scale, including through the use of third-party vendors and self-service support, our ability to grow our operations may be harmed and we may need to hire additional support personnel, which could harm our results of operations. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could harm our reputation, our ability to sell our products to existing and prospective customers, and our business, results of operations and financial condition.
Our lack of a direct salesforce may impede the growth of our business.
We do not have a direct, traditional salesforce and our sales model does not rely on traditional, quota-carrying sales personnel. Although we believe our business model can continue to scale without a large enterprise salesforce, our viral marketing model may not continue to be as successful as we anticipate and the absence of a direct, traditional sales function may impede our future growth. As we continue to scale our business, a more traditional sales infrastructure could assist in reaching larger enterprise customers and growing our revenue. Identifying and recruiting qualified sales personnel and training them would require significant time, expense and attention and would significantly impact our business model. In addition, adding traditional sales personnel would considerably change our cost structure and results of operations, and we may have to reduce other expenses, such as our research and development expenses, in order to accommodate a corresponding increase in marketing and sales expenses and maintain positive free cash flow. If our lack of a direct, traditional salesforce limits us from reaching larger enterprise customers and growing our revenue and we are unable to hire, develop and retain talented sales personnel in the future, our revenue growth and results of operations may be harmed.
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
Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly financial results fall below the expectations of investors or any securities analysts who follow us, the price of our Class A ordinary shares could decline substantially. Factors that may cause our revenue, results of operations and cash flows to fluctuate from quarter to quarter include, but are not limited to:

•	our ability to attract new customers, retain and increase sales to existing customers, and satisfy our customers’ requirements;

•	the timing of customer renewals;

•	changes in our or our competitors’ pricing policies and offerings;

•	new products, features, enhancements or functionalities introduced by our competitors;

•	the amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

•	significant security breaches, technical difficulties or interruptions to our products;

•	the number of new employees added;

•	changes in foreign currency exchange rates or adding additional currencies in which our sales are denominated;

•	the amount and timing of acquisitions or other strategic transactions;

•	extraordinary expenses such as litigation or other dispute-related settlement payments;

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
If we are unable to develop and maintain successful relationships with our partners, our business, results of operations and financial condition could be harmed.
We have established relationships with certain partners to distribute our products. We believe that continued growth in our business is dependent upon identifying, developing and maintaining strategic relationships with our existing and potential solution partners that can drive substantial revenue and provide additional valued-added services to our customers. Our agreements with our existing solution partners are non-exclusive, meaning our solution partners may offer customers the products of several different companies, including products that compete with ours. They may also cease marketing our products with limited or no notice and with little or no penalty. We expect that any additional solution partners we identify and develop will be similarly non-exclusive and not bound by any requirement to continue to market our products. If we fail to identify additional solution partners, in a timely and cost-effective manner, or at all, or are unable to assist our current and future solution partners in independently distributing and deploying our products, our business, results of operations and financial condition could be harmed. If our solution partners do not effectively market and sell our products, or fail to meet the needs of our customers, our reputation and ability to grow our business may also be harmed.

Acquisitions of other businesses, products or technologies could disrupt our business, and we may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.
We have completed a number of acquisitions and continue to evaluate and consider additional strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products, and other assets in the future. We also may enter into relationships with other businesses to expand our products, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.
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
We believe that maintaining and enhancing our reputation as a differentiated and category-defining company is critical to our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand attributes will depend on a number of factors, including our, and our partners’, marketing efforts, our ability to continue to develop high-quality products and our ability to successfully differentiate our products from competitive products. In addition, independent industry analysts often provide reviews of our products, as well as the products offered by our competitors, and perception of the relative value of our products in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products, our brand may be harmed.
The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets, and as more sales are generated through our partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors, and we could lose customers or fail to attract potential customers, any of which would harm our business, results of operations and financial condition.

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

Globally, virtually every jurisdiction in which we operate has established its own data security and privacy frameworks with which we, or our customers, must comply, including, for example, in the European Union, Directive 95/46/EC on the protection of individuals with regard to the processing of personal data and on the free movement of such data, along with applicable implementing data protection legislation of individual European Union member states.

In addition, data protection regulation is an area of increased focus and changing requirements. On April 27, 2016 the European Union adopted the General Data Protection Regulation 2016/679, or GDPR, that took effect on May 25, 2018 replacing the current data protection laws of each European Union member state. GDPR applies to any company established in the European Union as well as to those outside the European Union if they collect and use personal data in connection with the offering of goods or services to individuals in the European Union or the monitoring of their behavior. GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements and extensive new obligations on services providers. Interpretation and enforcement of GDPR remains uncertain. For example, on May 25, 2018, Max Schrems filed complaints with several data protection authorities throughout the European Union against Google, Instagram, WhatsApp and Facebook, challenging their respective compliance with disclosure and consent obligations under Article 77(1) of GDPR. The outcome of these and any other challenges under GDPR could result in guidance that requires changes to our current compliance strategy. Non-compliance with GDPR can trigger steep fines of up to €20 million or 4% of total worldwide annual turnover, whichever is higher. Given the breadth and depth of changes in data protection obligations, complying with GDPR’s requirements requires time, resources and a review of our technology and systems currently in use against GDPR’s requirements.

We currently rely on the EU-U.S. Privacy Shield and standard contractual clauses approved by the European Commission as our legal bases for data transfers from Europe. The EU-U.S. Privacy Shield program underwent its first annual review by European Union regulatory authorities in September 2017 and received approval from the European Union as a valid framework for transferring data from the European Union to the United States. Nonetheless, the review reported a number of recommendations for improvement in the program before the next annual review, and there continue to be concerns about whether the EU-U.S. Privacy Shield and other transfer mechanisms will face additional challenges. Similarly, the validity of standard contractual clauses is currently under review by the European Court of Justice. In order to diversify our data transfer strategy we will continue to explore other options to find additional legal bases for data transfers from Europe, including without limitation, amending standard contractual clauses where required, and considering suppliers that house data in Europe, which may involve substantial expense and distraction from other aspects of our business. We may, however, be unsuccessful in establishing a legal basis for data transfer, and will be at risk of enforcement actions taken by a European Union data protection authority until such point in time that we ensure a legal basis for European data transfers, which could damage our reputation, inhibit sales and harm our business. Despite actions we have taken or will be taking to diversify our data transfer strategies, we may be unsuccessful in establishing a conforming means of transferring data due to ongoing legislative activity that could vary the current data transfer landscape. As we expand into new markets and grow our customer base, we will need to comply with any new requirements. If we cannot comply with, or if we incur a violation of one or more of these requirements, some customers may be limited in their ability to purchase our products, particularly our cloud products. Growth could be harmed and we could incur significant liabilities.

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

•	heightened risks of unfair or corrupt business practices in certain geographies that may impact our financial results and result in restatements of our consolidated financial statements;

•	fluctuations in currency exchange rates and related effects on our results of operations;

•	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

•	weak economic conditions which could arise in each country or region in which we operate or sell our products, or general political and economic instability around the world;

•	differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

•	difficulties in recruiting and hiring employees in certain countries;

•	the preference for localized software and licensing programs and localized language support;

•	reduced protection for intellectual property rights in some countries and practical difficulties associated with enforcing our legal rights abroad; and

•	compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes.
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
We depend on our executive officers and other key employees and the loss of one or more of these employees or the inability to attract and retain highly skilled employees could harm our business.
Our success depends largely upon the continued services of our executive officers and key employees. We rely on our leadership team and other key employees in the areas of research and development, products, strategy, operations, security, marketing, IT, support and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. In addition, we do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers, especially our Co-Chief Executive Officers, or other key employees could harm our business.
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
While we currently sell our products exclusively in U.S. dollars, we incur expenses in currencies other than the U.S. dollar, which exposes us to foreign currency exchange rate fluctuations. A large percentage of our expenses are denominated in the Australian dollar, and fluctuations could have a material negative impact on our results of operations. Moreover, our subsidiaries, other than our U.S. subsidiaries, maintain net assets that are denominated in currencies other than the U.S. dollar. In addition, in the near future, we plan to transact in non-U.S. dollar currencies for our products, and, accordingly, future changes in the value of non-U.S. dollar currencies relative to the U.S. dollar could affect our revenue and results of operations due to transactional and translational remeasurements that are reflected in our results of operations.
We have a foreign exchange hedging program to hedge a portion of certain exposures to fluctuations in non-U.S. dollar currency exchange rates. We use derivative instruments, such as foreign currency forward contracts, to hedge the exposures. The use of such hedging instruments may not fully offset the adverse financial effects of unfavorable movements in foreign currency exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments or if we are unable to forecast hedged exposures accurately.

We are subject to government regulation, including import, export, economic sanctions and anti-corruption laws and regulations, that may expose us to liability and increase our costs.
Various of our products are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. These regulations may limit the export of our products and provision of our services outside of the United States, or may require export authorizations, including by license, a license exception or other appropriate government authorizations, including annual or semi-annual reporting and the filing of an encryption registration. Export control and economic sanctions laws may also include prohibitions on the sale or supply of certain of our products to embargoed or sanctioned countries, regions, governments, persons and entities. In addition, various countries regulate the importation of certain products, through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. The exportation, reexportation, and importation of our products and the provision of services, including by our channel partners, must comply with these laws or else we may be adversely affected, through reputational harm, government investigations, penalties, and a denial or curtailment of our ability to export our products or provide services. Complying with export control and sanctions laws can be time consuming and complex and may result in the delay or loss of sales opportunities. Although we take precautions to prevent our products from being provided in violation of such laws, we are aware of previous exports of certain of our products to a small number of persons and organizations that are the subject of U.S. sanctions or located in countries or regions subject to U.S. sanctions. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export or import laws or corresponding sanctions, may delay the introduction and sale of our products in international markets, or, in some cases, prevent the export or import of our products to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and results of operations.
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

We generally conduct our global operations through subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. A change in our global operations or changes in tax laws or interpretations of such tax laws could result in higher effective tax rates, reduced cash flows and lower overall profitability. In particular, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant revenue and taxing authorities may disagree with positions we have taken generally, or our determinations as to the value of assets sold or acquired or income and expenses attributable to specific jurisdictions. In addition, in the ordinary course of our business we are subject to tax audits from various taxing authorities. If such a disagreement were to occur, and our position was not sustained, or if a tax audit resulted in an adverse finding, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Certain government agencies in jurisdictions where we do business have had an extended focus on issues related to the taxation of multinational companies. In addition, the Organization for Economic Cooperation and Development has completed the base erosion and profit shifting project which seeks to establish certain international standards for taxing the worldwide income of multinational companies. The measures have been endorsed by the leaders of the world’s 20 largest economies. Also, in March 2018, the European Commission proposed a series of measures aimed at ensuring a fair and efficient taxation of digital businesses operating within the European Union. As a result of these developments and the increasing focus by government taxing authorities on multinational companies, the tax laws of certain countries in which we do business could change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, lead to higher effective tax rates, and therefore could harm our cash flows, results of operations and financial position.

U.S. federal income tax reform could adversely affect us.

On December 22, 2017, the United States passed legislation commonly known as the Tax Cuts and Jobs Act that significantly reforms the Internal Revenue Code of 1986, as amended. The Tax Cuts and Jobs Act, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest and executive compensation, allows for the expensing of capital expenditures and puts into effect the migration from a worldwide system of taxation to a territorial system. We do not expect the Tax Cuts and Jobs Act to have a material impact to our projection of minimal cash taxes. However, the full impact of this tax reform on our business is still uncertain and could adversely affect us.

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
The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our products in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, or result in reductions in the demand for Internet-based products such as ours. In addition, the use of the Internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. The performance of the Internet and its acceptance as a business tool has been harmed by phishing attacks, cyber-attacks, viruses, worms, and similar malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for our products could decline.
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
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have a large employee presence and operations in the San Francisco Bay Area, California. The west coast of the United States contains active earthquake zones. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our products, breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition.
Additionally, we rely on our network and third-party infrastructure and applications, internal technology systems, and our websites for our development, marketing, operational support, hosted services and sales activities. If these systems were to fail or be negatively impacted as a result of a natural disaster or catastrophic event, our ability to conduct normal business operations and deliver products to our customers would be impaired.
As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster or catastrophic event, and successfully execute on those plans, our business and reputation would be harmed.
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
Our Class B ordinary shares have ten votes per share and our Class A ordinary shares have one vote per share. As of June 30, 2018, shareholders who hold our Class B ordinary shares collectively hold approximately 92% of the voting power of our outstanding share capital and in particular, our Co-Chief Executive Officers, Michael Cannon-Brookes and Scott Farquhar, collectively hold approximately 91% of the voting power of our outstanding share capital. The holders of our Class B ordinary shares will collectively continue to control a majority of the combined voting power of our share capital and therefore be able to control substantially all matters submitted to our shareholders for approval so long as our Class B ordinary shares represent at least 10% of all of our outstanding Class A ordinary shares and Class B ordinary shares in the aggregate. These holders of our Class B ordinary shares may also have interests that differ from holders of our Class A ordinary shares and may vote in a way which may be adverse to such interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of Atlassian, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of Atlassian and might ultimately affect the market price of our Class A ordinary shares.
If Messrs. Cannon-Brookes and Farquhar retain a significant portion of their holdings of our Class B ordinary shares for an extended period of time, they will control a significant portion of the voting power of our share capital for the foreseeable future. As members of our board of directors, Messrs. Cannon-Brookes and Farquhar each owe statutory and fiduciary duties to Atlassian and must act in good faith and in a manner they consider would be most likely to promote the success of Atlassian for the benefit of shareholders as a whole. As shareholders, Messrs. Cannon-Brookes and Farquhar are entitled to vote their shares in their own interests, which may not always be in the interests of our shareholders generally.
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

•	announcements by us or our competitors of significant technical innovations, new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;

•	actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	developments or disputes concerning our intellectual property or our products, or third-party proprietary rights;

•	changes in accounting standards, policies, guidelines, interpretations or principles;

•	new laws or regulations, new interpretations of existing laws, or the new application of existing regulations to our business;

•	changes in tax laws or regulations;

•	any major change in our board of directors or management;

•	additional Class A ordinary shares being sold into the market by us or our existing shareholders or the anticipation of such sales;

•	arbitrage or hedging strategy by purchasers of our exchangeable senior notes and certain financial institutions in connection with our capped call transactions;

•	cyber-security and privacy breaches;

•	lawsuits threatened or filed against us; and

•	other events or factors, including those resulting from war, incidents of terrorism, or responses to these events.
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
The market price of our Class A ordinary shares could decline as a result of substantial sales of our Class A ordinary shares, particularly sales by our directors, executive officers and significant shareholders, or the perception in the market that holders of a large number of shares intend to sell their shares. As of June 30, 2018, we had 106,199,671 outstanding Class A ordinary shares and 129,942,506 outstanding Class B ordinary shares.
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
As a public company it is more expensive for us to maintain adequate director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.
If we are unable to maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A ordinary shares may be harmed.
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
Risks Related to Our Outstanding Notes
Paying amounts due in cash in respect of the Notes on interest payment dates, at maturity and upon exchange thereof will require a significant amount of cash. We may not have sufficient cash flow from our business to pay when due, or raise the funds necessary to pay when due, amounts owed in respect of the Notes, which could adversely affect our business and results of operations.

In April 2018, Atlassian, Inc. (the “Issuer”), a wholly-owned subsidiary of the company, priced a private offering of $850 million in aggregate principal amount of 0.625% Exchangeable Senior Notes due on May 1, 2023 (the “Initial Notes”). On May 2, 2018, the purchasers of the Initial Notes exercised their option to purchase an additional $150 million in aggregate principal amount of the Notes (together with the Initial Notes, the “Notes”), bringing the total aggregate principal amount of the Notes to $1 billion. The Notes are senior, unsecured obligations of the Issuer, and are scheduled to mature on May 1, 2023, unless earlier exchanged, redeemed or repurchased. The Notes bear interest at a rate of 0.625% per year payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2018. The Issuer’s obligations under the Notes are fully and unconditionally guaranteed by the company.

The ability to make scheduled payments of interest on, and principal of, to satisfy exchanges for cash in respect of, and/or to refinance, the Notes depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. If we are unable to generate enough cash flow to make payments on the Notes when due, we may be required to adopt one or more alternatives, such as selling assets or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance the Notes, which we may need to do in order to satisfy our obligations thereunder, will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on the Notes.

The holders of the Notes have the right to require us to repurchase their Notes upon the occurrence of a fundamental change (as defined in the indenture governing the Notes (the “Indenture”)) at a repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any. Upon repurchase of the Notes, we will be required to make cash payments in respect of the Notes being repurchased. In addition, upon a holder’s exchange of the Notes for cash in accordance with the terms of the Indenture, we would be required to make cash payments in respect of the Notes being exchanged in the manner set forth in the Indenture. We may not have enough available cash or be able to obtain financing at the time we are required to make repurchases of, or exchange of, the Notes for cash. Our failure to repurchase the Notes or exchange the Notes for cash at a time when the repurchase or exchange is required by the Indenture governing the Notes would constitute a default under such Indenture.

In addition, our indebtedness on the Notes, combined with our other financial obligations and contractual commitments, could have other important consequences. For example, it could:

•	make us more vulnerable to adverse changes in government regulation and in the worldwide economic, industry and competitive environment;

•	limit our flexibility in planning for, or reacting to, changes in our business and our industry;

•	place us at a disadvantage compared to our competitors who have less debt;

•	limit our ability to borrow additional amounts to fund acquisitions, for working capital and for other general corporate purposes; and

•	make an acquisition of the company less attractive or more difficult.
Any of these factors could harm our business, results of operations and financial condition. In addition, if we incur additional indebtedness, the risks related to our business and our ability to repay our indebtedness on the Notes would increase.

The conditional exchange feature of the Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional exchange feature of the Notes is triggered, holders of Notes will be entitled to exchange the Notes at any time during specified periods at their option. If holders elect to exchange their Notes, we would be required to settle their exchange obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to exchange their Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The accounting for the Notes will result in us having to recognize interest expense significantly greater than the stated interest rate of the Notes and may result in volatility to our reported financial results.

We will settle exchanges of the Notes entirely in cash. Accordingly, the exchange option that is part of the Notes will be accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. In general, this will result in an initial valuation of the exchange option, which will be bifurcated from the debt component of the Notes, resulting in an original issue discount. The original issue discount will be amortized and recognized as a component of interest expense over the term of the Notes, which will result in an effective interest rate reported in our consolidated statements of operations significantly in excess of the stated interest rate of the Notes. This accounting treatment will reduce our earnings and could adversely affect the price at which our Class A ordinary shares trade, but it will not affect the amount of cash interest paid to holders of Notes or our cash flows.

For each financial statement period after issuance of the Notes, a derivative gain or loss will be reported in our consolidated statements of operations to the extent the valuation of the exchange option changes from the previous period. The capped call transactions described below and elsewhere in this report will also be accounted for as derivative instruments, generally offsetting the gain or loss associated with changes to the valuation of the exchange option. Although we do not expect there to be a material net impact to our consolidated statements of operations as a result of issuing the Notes and entering into the capped call transactions, we cannot assure you that these transactions will be completely offset, which may result in volatility to our consolidated statements of operations.

The arbitrage or hedging strategy by purchasers of our Notes and Option Counterparties in connection with our capped call transactions may affect the value of our Class A ordinary shares.

We expect that many investors in, and potential purchasers of, the Notes will employ, or seek to employ, an arbitrage strategy with respect to the Notes. Investors would typically implement such a strategy by selling short our Class A ordinary shares underlying the Notes and dynamically adjusting their short position while continuing to hold the Notes. Investors may also implement this type of strategy by entering into swaps on our Class A ordinary shares in lieu of or in addition to selling short our Class A ordinary shares. This activity could decrease (or reduce the size of any increase in) the market price of our Class A ordinary shares at that time.

In connection with the pricing of the Notes, the Issuer entered into privately negotiated capped call transactions with certain financial institutions (the “Option Counterparties”). The capped call transactions are expected generally to offset cash payments due upon exchange of the Notes in excess of the principal amount thereof in the event that the market value per Class A ordinary share of the company is at the time of exchange of the Notes greater than the strike price under the capped call transactions, with such offset subject to a cap based on the cap price. We believe the Option Counterparties, in connection with establishing their initial hedges of the capped call transactions, purchased our Class A ordinary shares and/or entered into various derivative transactions with respect to our Class A ordinary shares concurrently with or shortly after the pricing of the Notes. The Option Counterparties may modify these initial hedge positions by entering into or unwinding various derivatives with respect to our Class A ordinary shares and/or purchasing or selling our Class A ordinary shares or other securities of ours in secondary market transactions prior to the maturity of the Notes. This activity could decrease (or reduce the size of any increase in) the market price of our Class A ordinary shares at that time.

We are subject to counterparty risk with respect to the capped call transactions.

The Option Counterparties are financial institutions, and we are subject to the risk that they might default under the capped call transactions. Our exposure to the credit risk of the Option Counterparties is not secured by any collateral. If an Option Counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings, with a claim equal to our exposure at that time under the Issuer’s transactions with that Option Counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our Class A ordinary shares. In addition, upon a default by an Option Counterparty, we may suffer adverse tax consequences and may, on a net basis, have to pay more cash to settle exchanges of the Notes. We can provide no assurances as to the financial stability or viability of the Option Counterparties.
Risks Related to being a Foreign Private Issuer or an English Company
As a foreign private issuer, we are permitted to report our financial results under IFRS, are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company, and our Class A ordinary shares are not listed, and we do not intend to list our shares, on any market in the United Kingdom, our country of incorporation. This may limit the information available to holders of our Class A ordinary shares.
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
In order to maintain our current status as a foreign private issuer, either (1) a majority of voting power of our shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50% of our assets cannot be located in the United States, and (c) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be required under current SEC rules to prepare our financial statements in accordance with GAAP and modify certain of our corporate governance practices in accordance with various SEC rules and the NASDAQ listing standards. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will likely be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

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
Further, the Companies Act provides that in certain circumstances the pre-emptive rights available to shareholders can be overridden, including where there is an issue of shares for non-cash consideration or the disapplication of the pre-emptive rights is approved by the holders of at least 75% of our outstanding shares. Our shareholders have approved the disapplication of these pre-emptive rights for a period of five years from our fiscal 2017 annual shareholder meeting.
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

Today, our products include Jira for team planning and project management, Confluence for team content creation and sharing, Trello for capturing and adding structure to fluid, fast-forming work for teams, Bitbucket for team code sharing and management, and Jira Service Desk for team service and support applications. Together, our products form an integrated system for organizing, discussing and completing shared work, becoming deeply entrenched in how people collaborate and how organizations run. This allows us to operate at unusual scale for an enterprise software company, with more than 125,000 customers across virtually every industry sector in more than 180 countries as of June 30, 2018. Our customers range from small organizations that have adopted one of our products for a small group of users, to over 300 of the Fortune 500, many of which use a multitude of our products across thousands of users.

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

Our Product Strategy

We have developed and acquired a broad portfolio of products that help teams large and small to organize, discuss and complete their work in a new way that is coordinated, efficient and innovative. Our products, which include Jira, Confluence, Trello, Bitbucket, and Jira Service Desk, serve the needs of teams of software developers, IT managers and knowledge workers. While these products provide a range of distinct functionality to users, they share certain core attributes:

•
Built for Teams - Our products are singularly designed to help teams work better together and achieve more. We design products that help our customers collaborate more effectively, be more transparent and operate in a coordinated manner.

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

•
Integrated - Our products are integrated and designed to work well together. For example, the status of an IT service ticket generated in Jira Service Desk can be viewed in Confluence, providing visibility to business stakeholders.

•
Open - We are dedicated to making our products open and interoperable with a range of other platforms and applications, such as Slack, salesforce.com, Workday and Dropbox. In order to provide a platform for our partners and to promote useful products for our users, in 2012 we introduced the Atlassian Marketplace, an online marketplace that, as of June 30, 2018, features more than 4,000 apps created by a growing global network of independent developers and vendors. The Atlassian Marketplace provides customers a wide range of additional capabilities they use to extend or enhance our products, further increasing the value of our platform.

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

•
Organic and Expansive - Our model benefits significantly from customer word-of-mouth driving traffic to our website. The vast majority of our transactions are conducted on our website, which drastically reduces our customer acquisition costs. We also benefit from distribution leverage via our network of Atlassian channel partners, who resell and customize our products. Once we have landed within a customer team, the networked nature and flexibility of our products tend to lead to adoption by other teams and departments, resulting in user growth, new use cases, and the adoption of our other products. To support this expansion and scaling within our customers, we have enhanced the manageability and enterprise features of our software to support broad standardization on our platform. This expansion within customers creates a network effect that contributes to long-lasting customer relationships.

•
Scale-oriented - Our model is designed to generate and benefit from significant customer scale and our goal is to maximize the number of individual users of our software. With more than 125,000 customers using our software today, we are able to reach a vast number of users, gather insights to refine our offerings and generate growing revenue by expanding within our customer accounts. With 2,678 customers paying us in excess of $50,000 during fiscal 2018, many of whom started as significantly smaller customers, we have demonstrated our ability to grow within our existing customer base. Ultimately, our model is designed to serve millions of customers and to benefit from the data, network effects and customer insights that emerge from such scale.

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

Our Financial Model

By developing a product strategy, distribution model and culture that are designed around the needs of our customers and users, we believe that we have established a financial model that is favorable for our shareholders. Our model has allowed us to grow customers and revenue steadily while generating positive free cash flow for each of the last 13 fiscal years. Our model relies on rapidly and efficiently landing new customers and expanding our relationship with them over time. The following are the key elements of our model:

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

•
Positive Free Cash Flow - By reducing customer acquisition costs and establishing a revenue model that has scaled linearly, our model has allowed us to have positive free cash flow for more than the last 13 fiscal years.

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

Other Products

We also offer additional tools, including Atlassian Access, Bamboo, Crowd, Crucible, Fisheye, Sourcetree and Statuspage.

In July 2018, we announced a strategic partnership with Slack. We currently offer two real-time communications products, Stride and Hipchat. With this partnership, we will exit the real-time communications space. Slack has acquired the intellectual property for Stride and Hipchat Cloud, both of which will be discontinued. We will also discontinue Hipchat Server and Data Center.

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

Atlassian Connect

Open APIs and extensibility have been a hallmark of our products for many years. We offer a broad set of representational state transfer (REST)-based APIs to interact with many of our products features and data. Atlassian Connect is a framework to build apps for our products. An app may be an integration with another existing service, a set of new features for an Atlassian application, or an entirely new product that runs within an application. Atlassian Connect add-ons operate remotely over HTTP and can be written with any programming language and web framework.

Atlassian Connect apps must conform to a set of approval guidelines administered by us and can be publicly offered by third parties and sold via the Atlassian Marketplace.

The Atlassian Marketplace and Ecosystem

The Atlassian Marketplace is a hosted online marketplace for free and purchasable apps to our products. As of June 30, 2018, the Atlassian Marketplace offers over 4,000 apps from a large and growing ecosystem of third-party vendors and developers.

We offer a marketplace to customers to simplify the discovery and purchase of add-on capabilities for our products. We offer a marketplace to third-party vendors and developers to more easily reach our customer base, and to simplify license management and renewals. We typically remit 75% of the revenue derived from each add-on sale to the vendors. From its inception in 2012 to June 30, 2018, the Atlassian Marketplace has generated over $500 million in purchases, and in fiscal 2018 alone generated over $200 million in purchases.

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

We also have a global network of partners with unique expertise, services and products that complement the Atlassian portfolio, such as deployment and customization services, localized purchasing assistance around currency, and language and specific in-country compliance requirements. Sales programs consist of activities and teams focused on supporting our partners, tracking channel sales activity, supporting and servicing our largest customers by helping optimize their experience across our product portfolio, helping customers expand their use of our products across their organizations and helping product evaluators learn how they can use our tools most effectively.

Community and Ecosystem

We are deeply committed to our global community, with over 1,500 third-party vendors and developers in the Atlassian Marketplace and a network of over 400 solution partners. We foster a sense of community with our users through our Atlassian User Group (“AUG”) program, where over 20,000 AUG members can meet in their local cities at annual live customer and developer events, including Atlassian Summit U.S., Atlassian Summit Europe, Atlas Camp, and Atlassian Community, our online community which features user-generated questions and answers with in-depth discussion of our products.

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

We have no single pure play competitor across all these markets. We do have a number of competitors for individual products, ranging from large technology vendors to new and emerging businesses in each of the markets we serve:

•
Software Teams - Our competitors include large technology vendors, including Microsoft, IBM and Hewlett Packard Enterprise and smaller companies like Rally Software (acquired by CA, Inc.) and GitHub (acquired by Microsoft) that offer project management, collaboration and developer tools.

•	IT Teams - Our competitors include primarily public cloud vendors, including ServiceNow, salesforce.com and Zendesk and legacy vendors such as BMC Software (Remedy) that offer service desk solutions.

•
Business Teams - Our competitors range from large technology vendors, including Microsoft, IBM and Google, that offer a suite of products, to smaller companies like Asana, which offer point solutions for enterprise collaboration.

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

Employees

Our employees are our greatest asset and we strive to foster a collaborative, productive and fun work environment. As of June 30, 2018, 2017 and 2016 we had 2,638, 2,193 and 1,760 employees, respectively.

C. Organizational Structure

Atlassian Corporation Plc is a holding company and we conduct substantially all of our business through certain of our subsidiaries. As of June 30, 2018, our subsidiaries, all of which are wholly-owned, are as follows:

Name	Country of Incorporation
Atlassian (UK) Limited	United Kingdom, United States of America
Atlassian (UK) Holdings Limited	United Kingdom, United States of America
Atlassian (Australia) Limited	United Kingdom, United States of America
Atlassian (Global) Limited	United Kingdom
Atlassian (UK) Operations Limited	United Kingdom
Atlassian, Inc.	United States of America
Atlassian LLC	United States of America
Atlassian Network Services, Inc.	United States of America
Dogwood Labs, Inc.	United States of America
Trello, Inc.	United States of America
Atlassian Australia 1 Pty Ltd	Australia
Atlassian Australia 2 Pty Ltd	Australia
Atlassian Corporation Pty. Ltd.	Australia
Atlassian Pty Ltd	Australia
Atlassian Capital Pty. Ltd.	Australia
MITT Australia Pty Ltd	Australia
MITT Trust	Australia
Atlassian K.K.	Japan
Atlassian Germany GmbH	Germany
Atlassian Holdings B.V.	Netherlands
Atlassian Philippines, Inc.	Philippines
Atlassian France	France
Atlassian B.V.	Netherlands
Atlassian India LLP	India
D. Property, Plant and Equipment
We lease approximately 212,000 square feet of office space in Sydney, Australia under various lease agreements. We lease approximately 301,000 square feet of office space in the San Francisco Bay Area, California, under various lease agreements. We also lease other office facilities around the world, including in Austin, Texas, New York, New York, the Netherlands, Japan, the Philippines, and India.

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
Our products serve teams of all shapes and sizes, in virtually every industry. Our primary products include Jira for planning and project management, Confluence for content creation and sharing, Trello for capturing and adding structure to fluid, fast-forming work for teams, Bitbucket for code sharing and management, and Jira Service Desk for service and support applications.
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
A substantial majority of our sales are automated through our website, including sales of our products through our channel partners and resellers. Our solution partners and resellers primarily focus on customers in regions that require local language support. Sales through indirect channels comprised approximately 33% of total revenues for fiscal 2018. We plan to continue to invest in our partner programs to help us enter and grow in new markets, complementing our automated, low-touch approach.
We generate revenues primarily in the form of subscriptions, maintenance, perpetual license and other sources. Customers typically pay us 100% of the initial perpetual license fee as maintenance revenue annually, beginning in the first year. Maintenance provides our customers with access to new product features and customer support. Maintenance revenue combined with a subscription revenue business, through our Cloud and Data Center products, results in a large recurring revenue base. In each of the past three fiscal years, more than 75% of our total revenues have been of a recurring nature from either maintenance fees or subscriptions.
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
As of June 30, 2018, we had 125,796 customers. With these customers using our software today, we are able to reach a vast number of users, gather insights to refine our offerings and generate growing revenue by expanding within our customer base. No single customer contributed more than 1% of our total revenues during the fiscal year ended June 30, 2018.
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
Our customers, as defined in this metric, have generated substantially all of our revenue in each of the periods presented. Including organizations who have only adopted our free or starter products, the active use of our products extends well beyond our 125,796 customers.
The following table sets forth our number of customers:

	As of June 30,
	2018	2017	2016
Customers	125,796 **	89,237*	60,950
    * Includes an increase in customers of 12,789 in February 2017 as a result of our acquisition of Trello.

** Includes an increase in customers of 14,263 due primarily to Bitbucket Cloud pricing changes as we moved from a tiered pricing model to a per-user pricing model. As a result, certain organizations using Bitbucket Cloud who had not previously met our definition of a “customer” now qualify as customers.
Free cash flow
Free cash flow is a non-IFRS financial measure that we calculate as net cash provided by operating activities less net cash used in investing activities for capital expenditures.

	Fiscal Year Ended June 30,
	2018	2017	2016
	(U.S. $ in thousands)
Net cash provided by operating activities	$311,456	$199,381	$129,542
Less: Capital expenditures	(30,209)	(16,054)	(34,213)
Free cash flow	$281,247	$183,327	$95,329
Free cash flow increased by $97.9 million during the fiscal year ended June 30, 2018 as net cash provided by operating activities increased to $311.5 million during the fiscal year ended June 30, 2018 from $199.4 million during the fiscal year ended June 30, 2017. While net loss before income tax increased to $65.8 million during the fiscal year ended June 30, 2018 from $59.7 million for the fiscal year ended June 30, 2017, the increase in free cash flow was primarily attributable to an increase in adjustments for non-cash charges including an increase in share-based payment expense of $25.4 million, an increase of depreciation and amortization of $17.9 million, an addition of $12.4 million in the net unrealized loss on exchange derivative and capped calls, and a net increase of $53.1 million in our operating assets and liabilities.
For more information about free cash flow see “Key Information - Selected Financial Data - Non-IFRS Financial Results.”
A. Operating Results
Components of Results of Operations
Sources of Revenues
We primarily derive our revenues from subscription, perpetual license, maintenance and other sources.
Subscription revenues
Subscription revenues consist of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide. We also sell on-premises term license agreements for software licensed for a specified period, which includes support and maintenance service that is bundled with the license for the term of the license period. Subscription revenues are driven primarily by the number and size of active licenses, the type of product and the price of the licenses. Our subscription-based arrangements generally have a contractual term of one to twelve months, with a majority being one month. Subscription fees are generally non-refundable regardless of the actual use of the service. As on-premises term license support and maintenance service is never sold on a stand-alone basis we cannot establish fair value separately for these services. Instead we recognize the license and support and maintenance revenue ratably as the support and maintenance services are delivered over the term of the contract, commencing with the date the license is delivered to the customer, the support term has commenced, and all other revenue recognition criteria are met.
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
Other revenues
Other revenues include fees received for sales of third-party apps in the Atlassian Marketplace and for training services. Revenue from the sale of third-party vendor products via Atlassian Marketplace is recognized net of the vendor liability portion, as we function as the agent in the relationship. Our portion of revenue on third-party sales is typically 25% and is recognized at the date of product delivery given that all of our obligations have been met at that time. Revenue from training is recognized as delivered or as the rights to receive training expire.
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
We allocate share-based payment expense to personnel costs based on the expense category in which the employee works. We recognize our share-based payments as an expense in the consolidated statements of operations based on their fair values and vesting periods.
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
During the fiscal years ended June 30, 2018, 2017, and 2016, we recognized share-based payment expense of $162.9 million, $137.4 million and $75.5 million, respectively. As of June 30, 2018, the aggregate share-based payment expense remaining to be amortized to cost of revenues and operating expenses, over a weighted-average period of 1.4 years, was $133.2 million. We expect this share-based payment expense balance to be amortized as follows: $90.5 million during fiscal 2019; $32.4 million during fiscal 2020; $9.3 million during fiscal 2021 and $1.0 million thereafter. The expected amortization reflects only outstanding share awards as of June 30, 2018.
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
Marketing and sales
Marketing and sales expenses consist primarily of salaries and related expenses, including share-based payment expense, for our marketing and sales employees, marketing and sales programs and facilities and related overhead costs. Marketing programs consist of advertising, promotional events, corporate communications, brand building and product marketing activities such as online lead generation. Sales programs consist of activities and teams focused on supporting our partners, tracking channel sales activity, supporting and servicing our largest customers by helping optimize their experience across our product portfolio, helping customers expand their use of our products across their organizations and helping product evaluators learn how they can use our tools most effectively.
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
Net loss
We incurred a net loss on an IFRS basis in fiscal 2018 as we continued to make significant investments in research and development and technology infrastructure for our cloud-based offerings, expand our operations globally and develop new products and features for, and enhancements of, our existing products.

Results of Operations
The following table sets forth our results of operations for the periods indicated:

	Fiscal Year Ended June 30,
	2018	2017	2016
	(U.S. $ in thousands)
Revenues:
Subscription	$403,214	$242,128	$146,659
Maintenance	325,898	265,521	218,848
Perpetual license	85,481	74,565	65,487
Other	59,357	37,722	26,064
Total revenues	873,950	619,936	457,058
Cost of revenues (1) (2)	172,690	119,161	75,783
Gross profit	701,260	500,775	381,275
Operating expenses:
Research and development (1)	415,776	310,168	208,306
Marketing and sales (1) (2)	187,990	134,908	93,391
General and administrative (1)	151,242	118,785	85,458
Total operating expenses	755,008	563,861	387,155
Operating loss	(53,748)	(63,086)	(5,880)
Other non-operating income (expense), net	(15,157)	(1,342)	(1,072)
Finance income	9,877	4,851	2,116
Finance costs	(6,806)	(75)	(71)
Loss before income tax benefit (expense)	(65,834)	(59,652)	(4,907)
Income tax benefit (expense)	(53,507)	17,148	9,280
Net income (loss)	$(119,341)	$(42,504)	$4,373
______________________________

(1)    Amounts include share-based payment expense, as follows:

Cost of revenues	$11,955	$6,856	$5,371
Research and development	98,609	79,384	35,735
Marketing and sales	23,605	17,395	11,945
General and administrative	28,704	33,813	22,429

(2)    Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$21,188	$14,587	$7,405
Marketing and sales	36,090	15,269	86

The following table sets forth our results of operations data for each of the periods indicated as a percentage of total revenues:

	Fiscal Year Ended June 30,
	2018	2017	2016
Revenues
Subscription	46%	39%	32%
Maintenance	37	43	48
Perpetual license	10	12	14
Other	7	6	6
Total revenues	100	100	100
Cost of revenues	20	19	17
Gross profit	80	81	83
Operating expenses
Research and development	47	50	45
Marketing and sales	22	22	20
General and administrative	17	20	19
Total operating expenses	86	92	84
Operating loss	(6)	(11)	(1)
Other non-operating income (expense), net	(2)	—	—
Finance income	1	1	—
Finance costs	(1)	—	—
Loss before income tax benefit (expense)	(8)	(10)	(1)
Income tax benefit (expense)	(6)	3	2
Net income (loss)	(14)%	(7)%	1%
Fiscal Year Ended June 30, 2018 and 2017
Revenues

	Fiscal Year Ended June 30,
	2018	2017	$ Change	% Change
	(U.S. $ in thousands)
Subscription	$403,214	$242,128	$161,086	67%
Maintenance	325,898	265,521	60,377	23
Perpetual license	85,481	74,565	10,916	15
Other	59,357	37,722	21,635	57
Total revenues	$873,950	$619,936	$254,014	41

Total revenues increased $254.0 million, or 41%, in the fiscal year ended June 30, 2018 compared to the fiscal year ended June 30, 2017. Growth in total revenues was attributable to increased demand for our products from both new and existing customers. Of total revenues recognized in the fiscal year ended June 30, 2018, over 90% was attributable to sales to customer accounts existing on or before June 30, 2017. Our number of total customers increased to 125,796 at June 30, 2018 from 89,237 at June 30, 2017.
Subscription revenues increased $161.1 million, or 67%, in the fiscal year ended June 30, 2018 compared to the fiscal year ended June 30, 2017. The increase in subscription revenues was primarily attributable to additional subscriptions from our existing customer base. As customers increasingly adopt cloud-based, subscription services and term-based licenses of our on-premises products for their business needs, we expect our subscription revenues to continue to increase at a rate higher than the rate of increase of our perpetual license revenues in future periods.

Maintenance revenues increased $60.4 million, or 23%, in the fiscal year ended June 30, 2018 compared to the fiscal year ended June 30, 2017. The increase in maintenance revenues was attributable to a growing customer base renewing software maintenance contracts related to our perpetual license software offerings.
Perpetual license revenues increased $10.9 million, or 15%, in the fiscal year ended June 30, 2018 compared to the fiscal year ended June 30, 2017. A substantial majority of the increase in perpetual license revenues was attributable to additional licenses to existing customers.
Other revenues increased $21.6 million, or 57%, in the fiscal year ended June 30, 2018 compared to the fiscal year ended June 30, 2017. The increase in other revenues was primarily attributable to an increase in revenue from sales of third-party apps through our Atlassian Marketplace.
Total revenues by geography were as follows:

	Fiscal Year Ended June 30,
	2018	2017	$ Change	% Change
	(U.S. $ in thousands)
Americas	$435,471	$312,514	$122,957	39%
Europe	346,362	242,496	103,866	43
Asia Pacific	92,117	64,926	27,191	42
	$873,950	$619,936	$254,014	41

Cost of Revenues

	Fiscal Year Ended June 30,
	2018	2017	$ Change	% Change
	(U.S. $ in thousands)
Cost of revenues	$172,690	$119,161	$53,529	45%
Gross profit	80%	81%
Cost of revenues increased $53.5 million, or 45%, in the fiscal year ended June 30, 2018 compared to the fiscal year ended June 30, 2017.
The overall increase was primarily due to an increase in compensation expense for employees and contractors of $26.8 million (which includes an increase of $5.1 million in share-based payment expense), an increase in third-party hosting costs of $19.4 million, an increase of $6.6 million in amortization of intangible assets, and an increase of $4.8 million in facilities and related overhead to support our employees. These increases were offset by a decrease in depreciation expense of $12.1 million due to certain of our self-managed data center assets reaching the end of their useful lives as we transitioned to our third-party hosted cloud infrastructure.
We increased our headcount during the period to meet the higher demand for services from our customers. We expect to continue to invest in additional personnel as we scale. Over time, we expect the revenue from our cloud subscription business to grow as a percentage of total revenues.
Operating Expenses
Research and development

	Fiscal Year Ended June 30,
	2018	2017	$ Change	% Change
	(U.S. $ in thousands)
Research and development	$415,776	$310,168	$105,608	34%
Research and development expenses increased $105.6 million, or 34%, in the fiscal year ended June 30, 2018 compared to the fiscal year ended June 30, 2017. The overall increase was primarily a result of an increase in compensation expense for employees and contractors of $79.9 million (which includes an increase of $19.2 million in share-based payment expense), and an increase of $13.1 million in facilities and related overhead to support our employees. We increased our research and development headcount during the period in order to enhance and extend our service offerings and develop new technologies. We expect that research and development expenses will increase in absolute dollars and may increase as a percentage of revenues in future periods as we continue to invest in additional personnel and technology to support the development, improvement and integration of technologies.
Marketing and sales

	Fiscal Year Ended June 30,
	2018	2017	$ Change	% Change
	(U.S. $ in thousands)
Marketing and sales	$187,990	$134,908	$53,082	39%
Marketing and sales expenses increased $53.1 million, or 39%, for the fiscal year ended June 30, 2018, compared to the fiscal year ended June 30, 2017. Marketing and sales expense increased primarily due to an increase in compensation expense for employees and contractors of $21.0 million (which includes an increase of $6.2 million in share-based payment expense, an increase of $20.8 million in amortization of acquired intangible assets, and an increase of $4.7 million in facilities and related overhead to support our employees. Our marketing and sales headcount increased during the period as a result of hiring additional personnel to expand our relationship with our existing customers and to attract new customers. We expect marketing and sales expenses to increase in absolute dollars as we continue to invest in marketing and sales personnel, expand our global promotional activities, build brand awareness, expand our relationship with existing customers, attract new customers and sponsor additional marketing events.
General and administrative

	Fiscal Year Ended June 30,
	2018	2017	$ Change	% Change
	(U.S. $ in thousands)
General and administrative	$151,242	$118,785	$32,457	27%
General and administrative expenses increased $32.5 million, or 27%, in the fiscal year ended June 30, 2018, compared to the fiscal year ended June 30, 2017. The increase was primarily due to an increase of $24.1 million in facilities and related overhead to support our employees, an increase of $13.9 million in professional and outside services, and an increase of $11.6 million in compensation for employees and contractors. Our general and administrative headcount increased during the period as we added personnel to support our growth. We expect that general and administrative expenses will increase in absolute dollars as we continue to invest in additional personnel and our infrastructure and incur additional professional fees to support the growth of our business.
Other non-operating income (expense), net

	Fiscal Year Ended June 30,
	2018	2017	$ Change	% Change
	(U.S. $ in thousands)
Other non-operating income (expense), net	$(15,157)	$(1,342)	$(13,815)	1,029%
Other non-operating income (expense), net increased $13.8 million, or 1,029%, in the fiscal year ended June 30, 2018, compared to the fiscal year ended June 30, 2017. The increase was primarily due to the net impact from the mark to fair value of our exchangeable notes exchange feature and the related capped calls of $12.4 million.

Income tax benefit (expense)

	Fiscal Year Ended June 30,
	2018	2017	$ Change	% Change
	(U.S. $ in thousands)
Income tax benefit (expense)	$(53,507)	$17,148	$(70,655)	(412)%
Effective tax rate	*	*
_______________________
*    Not meaningful
We reported a tax expense of $53.5 million on pretax loss of $65.8 million for the fiscal year ended June 30, 2018, as compared to a tax benefit of $17.1 million on pretax loss of $59.7 million for the fiscal year ended June 30, 2017. Our effective tax rate substantially differed from the United Kingdom income tax rate of 19.0% primarily due to the recognition of significant permanent differences during the fiscal years ended June 30, 2018 and 2017 and non-cash charges to reduce the carrying value of our U.S. deferred tax assets due to the reduced statutory rate in the U.S. Tax Cuts and Jobs Act and due to changes in our assessment of the realizability of those assets. Significant permanent differences included a non-assessable non-operating item, foreign tax credits not utilized, nondeductible share-based payment expense, research and development incentives and taxes in foreign jurisdictions with a tax rate different than the United Kingdom statutory rate (primarily Australia and the United States).
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
Other revenues increased $11.7 million, or 45%, in the fiscal year ended June 30, 2017 compared to the fiscal year ended June 30, 2016.
Total revenues by geography were as follows:

	Fiscal Year Ended June 30,
	2017	2016	$ Change	% Change
	(U.S. $ in thousands)
Americas	$312,514	$232,793	$79,721	34%
Europe	242,496	178,087	64,409	36
Asia Pacific	64,926	46,178	18,748	41
	$619,936	$457,058	$162,878	36
Cost of Revenues

	Fiscal Year Ended June 30,
	2017	2016	$ Change	% Change
	(U.S. $ in thousands)
Cost of revenues	$119,161	$75,783	$43,378	57%
Gross profit	81%	83%
Cost of revenues increased $43.4 million, or 57%, in the fiscal year ended June 30, 2017 compared to the fiscal year ended June 30, 2016. The overall increase was primarily due to an increase in depreciation expense and other hosting costs associated with our data centers of $18.0 million, an increase in compensation expense for employees and contractors of $10.2 million, which included an increase of $1.5 million in share-based payment expense, and an increase in amortization of acquired intangible assets of $7.2 million. The increase in depreciation expense in fiscal 2017 was due a change in the useful life for our self-managed data center assets, as a result of our continued investment in cloud infrastructure.
Operating Expenses
Research and development

	Fiscal Year Ended June 30,
	2017	2016	$ Change	% Change
	(U.S. $ in thousands)
Research and development	$310,168	$208,306	$101,862	49%
Research and development expenses increased $101.9 million, or 49%, in the fiscal year ended June 30, 2017 compared to the fiscal year ended June 30, 2016. The overall increase was primarily a result of an increase in compensation expense for employees and contractors of $78.2 million, which included an increase of $43.6 million in share-based payment expenses, and an increase of $7.7 million in internal hosting costs for development. We increased our research and development headcount during the period in order to enhance and extend our service offerings and develop new technologies.

Marketing and sales

	Fiscal Year Ended June 30,
	2017	2016	$ Change	% Change
	(U.S. $ in thousands)
Marketing and sales	$134,908	$93,391	$41,517	44%
Marketing and sales expenses increased $41.5 million, or 44%, for the fiscal year ended June 30, 2017, compared to the fiscal year ended June 30, 2016. Marketing and sales expenses increased primarily due to an increase of $20.2 million in employee-related costs, which included an increase of $5.4 million in share-based payment expenses, and an increase of $15.1 million in amortization of acquired intangible assets. Our marketing and sales headcount increased during the period as a result of hiring additional marketing personnel and support personnel to expand our relationship with our existing customers and to attract new customers.
General and administrative

	Fiscal Year Ended June 30,
	2017	2016	$ Change	% Change
	(U.S. $ in thousands)
General and administrative	$118,785	$85,458	$33,327	39%
General and administrative expenses increased $33.3 million, or 39%, in the fiscal year ended June 30, 2017, compared to the fiscal year ended June 30, 2016. The increase was primarily due to an increase of $21.0 million in compensation expense for employees and contractors, which included an increase of $11.4 million in share-based payment expenses, and an increase of $7.1 million in professional and outside services. Our general and administrative headcount increased during the period as we added personnel to support our growth. We also incurred additional expense related to being a publicly-traded company, including higher legal, corporate insurance and accounting costs as well as costs of achieving and maintaining compliance with public company regulations.
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
B. Liquidity and Capital Resources
During 2018 we issued cash exchangeable senior notes in the aggregate principal amount of $1.0 billion. At June 30, 2018, we had cash and cash equivalents totaling $1.4 billion, short-term investments totaling $323.1 million and trade receivables totaling $46.1 million. Since our inception, we have primarily financed our operations through cash flows generated by operations.

Our cash flows from operating activities, investing activities and financing activities for the fiscal years ended June 30, 2018, 2017 and 2016 were as follows:

	Fiscal Year Ended June 30,
	2018	2017	2016
	(U.S. $ in thousands)
Net cash provided by operating activities	$311,456	$199,381	$129,542
Net cash used in investing activities	(51,696)	(224,573)	(489,510)
Net cash provided by financing activities	906,789	9,438	432,784
Effect of exchange rate changes on cash and cash equivalents	(630)	465	(201)
Net increase (decrease) in cash and cash equivalents	$1,165,919	$(15,289)	$72,615
We expect to increase our capital expenditures during the fiscal year ending June 30, 2019 to support the growth in our business and operations, such as new office facilities. We believe that our existing cash and cash equivalents, together with cash generated from operations, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spend on research and development efforts, employee headcount, marketing and sales activities, acquisitions of additional businesses and technologies, the introduction of new software and services offerings, enhancements to our existing software and services offerings and the continued market acceptance of our products.
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
Net cash provided by operating activities was $311.5 million for the fiscal year ended June 30, 2018, as a result of $65.8 million in net loss adjusted by non-cash charges including depreciation and amortization of $79.4 million and share-based payment expense of $162.9 million. Net cash provided by operating activities was also impacted by our exchangeable senior notes and the amount of net loss adjusted for non-cash expense items such as $12.4 million related to the mark to fair value of the exchange feature and capped calls and $7.5 million related to amortization of the debt discount and issuance costs."
The net increase of $120.8 million from our operating assets and liabilities was primarily attributable to a $104.2 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts, a $43.5 million increase in trade and other payables, provisions and other non-current liabilities, offset by a $19.6 million increase in trade receivables and a $7.3 million increase in prepaid expenses and other current and non-current assets. Net cash provided by operating activities was also impacted by income taxes paid, net of refunds, of $4.2 million and interest received of $8.7 million.
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
Net cash used in investing activities for the fiscal years ended June 30, 2018, 2017 and 2016 were $51.7 million, $224.6 million and $489.5 million, respectively. Net cash used in investing activities during the fiscal year ended June 30, 2018 was primarily related to purchases of investments totaling $347.8 million and purchases of property and equipment totaling $30.2 million to support the growth of our business, including hardware, equipment and leasehold improvements, offset by cash received from the maturing of investments which totaled $206.1 million and proceeds from sales of investments of $123.9 million.
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
Net cash provided by financing activities was $906.8 million for the fiscal year ended June 30, 2018, which consisted of proceeds from the issuance of our exchangeable senior notes of $990.5 million offset by the purchase of the capped calls for $87.7 million. Net cash provided by financing activities was $9.4 million for the fiscal year ended June 30, 2017, which consisted of proceeds from exercises of employee share options. Net cash provided by financing activities was $432.8 million for the fiscal year ended June 30, 2016, which consisted of $431.4 million of proceeds from the issuance of Class A ordinary shares from our IPO, net of offering costs, and $6.7 million of proceeds from exercises of employee share options, offset by taxes paid related to the net share settlement of equity awards of $5.4 million.
Critical Accounting Polices and Estimates
We prepare our consolidated financial statements in accordance with IFRS, which includes all standards issued by the IASB and related interpretations issued by the IFRS Interpretations Committee. The preparation of the consolidated financial statements requires us to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities, contingent liabilities, revenues, and expenses. We base our judgments and estimates on historical experience and on other various factors we believe to be reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods.
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
We assess impairment of all assets at each reporting date by evaluating conditions specific to us and to the particular asset that may lead to impairment. These include product performance, technology, economic and political environments, and future product expectations. If an impairment trigger exists, the recoverable amount of the asset is determined. No indicators of impairment existed that were significant enough to warrant such assets to be tested for impairment in the fiscal years ended June 30, 2018, 2017 and 2016.
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
New accounting standards not yet adopted
IFRS 15, Revenue from Contract with Customers, was issued in May 2014, and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to customers.
The new revenue standard supersedes all current revenue recognition requirements under IFRS. Either a full retrospective application or modified retrospective application is required for annual periods beginning on or after January 1, 2018. The standard is applicable for our fiscal year ending June 30, 2019. We have assessed the new standard, including completing our contract reviews and evaluation of the incremental costs of obtaining a contract. Based on our assessment, we will be adopting the requirements of the new standard in the first quarter of fiscal 2019, utilizing the full retrospective method of transition.
The primary impact of adopting the new standard relates to our on-premises term-based licenses, as under IFRS 15, the requirement to have vendor specific objective evidence (VSOE) for undelivered elements is eliminated. Our term-based licenses include the delivery of software and support services as well as unspecified future updates. Under our current policies, we recognize revenue for these contracts ratably over the life of the service period. In contrast, under IFRS 15, we will estimate the standalone selling price associated with the software license and the support services separately and recognize license revenue upon delivery of the initial software at the outset of the arrangement. Upon adoption, unused maintenance upon server product upgrades will be allocated between maintenance, perpetual license and other revenue. Under our current policy it is allocated in-full to perpetual license revenue.

The impact of adopting the new standard as it relates to the incremental costs of obtaining a contract was not material to our fiscal 2018 and fiscal 2017 financial statements.
Select consolidated statements of operations line items which reflect the adoption of IFRS 15 are as follows:

	Year ended June 30, 2018
	As Reported	IFRS 15 Adjustment	As Adjusted
	(U.S. $ in thousands)
Revenues:
Subscription	$403,214	$7,480	$410,694
Maintenance	325,898	613	326,511
Perpetual license	85,481	(2,310)	83,171
Other	59,357	1,245	60,602
Total revenues	873,950	7,028	880,978
Total operating expenses	755,008	(675)	754,333
Operating loss	(53,748)	7,703	(46,045)
Income tax expense	(53,507)	(1,794)	(55,301)
Net loss	$(119,341)	$5,909	$(113,432)

	Year ended June 30, 2017
	As Reported	IFRS 15 Adjustment	As Adjusted
	(U.S. $ in thousands)
Revenues:
Subscription	$242,128	$7,695	$249,823
Maintenance	265,521	(1,068)	264,453
Perpetual license	74,565	(507)	74,058
Other	37,722	628	38,350
Total revenues	619,936	6,748	626,684
Total operating expenses	563,861	(504)	563,357
Operating loss	(63,086)	7,252	(55,834)
Income tax benefit	17,148	(2,197)	14,951
Net loss	$(42,504)	$5,055	$(37,449)
Select consolidated statements of financial position line items, which reflect the adoption of IFRS 15 are as follows:

	As of June 30, 2018
	As Reported	IFRS 15 Adjustment	As Adjusted
	(U.S. $ in thousands)
Current assets:
Prepaid expenses and other current assets	$28,219	$1,576	$29,795
Non-current assets:
Deferred tax assets	64,662	(5,442)	59,220
Other non-current assets	112,221	1,180	113,401
Current liabilities:
Deferred revenue	340,834	(16,440)	324,394
Non-current liabilities:
Deferred tax liabilities	12,051	109	12,160
Deferred revenue	19,386	(909)	18,477
Equity
Accumulated deficit	$(142,570)	$14,554	$(128,016)

	As of June 30, 2017
	As Reported	IFRS 15 Adjustment	As Adjusted
	(U.S. $ in thousands)
Current assets:
Prepaid expenses and other current assets	$23,317	$822	$24,139
Non-current assets:
Deferred tax assets	188,239	(3,341)	184,898
Other non-current assets	9,269	778	10,047
Current liabilities:
Deferred revenue	245,306	(10,541)	234,765
Non-current liabilities:
Deferred tax liabilities	43,950	416	44,366
Deferred revenue	10,691	(261)	10,430
Equity
Accumulated deficit	$(23,229)	$8,645	$(14,584)
Adoption of the standard related to revenue recognition had no impact to cash provided by or used in operating, financing, or investing activities on our consolidated cash flows statements.
In January 2016, the IASB issued IFRS 16, Leases, which supersedes the existing leases standard, IAS 17, Leases, and related interpretations. The standard introduces a single lessee accounting model and requires a lessee to recognize all leases with a term of more than 12 months, as assets and liabilities on its statement of financial position. The standard also contains enhanced disclosure requirements for lessees and is effective for us beginning for our fiscal year ending June 30, 2020, though early adoption is permitted for companies that early adopt IFRS 15. We are currently evaluating the impact of adopting the standard on our consolidated financial statements.
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
As a company, we prioritize research and development above all other operating investments. Over the last three fiscal years, we invested $720.5 million in research and development activities, excluding share-based compensation, translating to 36.9% of the revenue generated over the same period. During this period, we successfully launched several new innovations including the introduction of three purpose-built versions of Jira (Jira Software, Jira Service Desk and Jira Core) and Data Center products for Jira, Confluence, and Bitbucket.
As of June 30, 2018, over 50% of our employees were involved in research and development activities. Our research and development organization is globally distributed across five locations: Sydney, Australia, the San Francisco Bay Area, California, New York, New York, Austin, Texas, and Bengaluru, India. In addition, we conduct research and development activities at our partner location in Gdansk, Poland.
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
As of June 30, 2018, we had 21 issued patents and 70 applications pending in the United States. We had no issued patents or patent applications pending in jurisdictions outside of the United States. These patents and patent applications seek to protect proprietary inventions relevant to our business. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost effective.
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
E. Off-Balance Sheet Arrangements
At June 30, 2018, 2017 and 2016, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other purposes. Other than operating leases for office space, we have not engaged in off-balance sheet financing arrangements.
F. Contractual Obligations and Commitments
Our principal contractual commitments primarily consist of obligations under our long-term debt relating to principal and interest payments, minimum lease payments relating to operating leases for office space and contractual commitments for hosting services. At June 30, 2018 contractual obligations, were as follows:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
	(U.S. $ in thousands)
Long-term debt	$1,031,319	$6,319	$18,750	$1,006,250	$—
Operating lease obligations	328,185	32,530	105,242	53,202	137,211
Purchase obligations	25,000	25,000	—	—	—
Other obligations	753	753	—	—	—
Total	$1,385,257	$64,602	$123,992	$1,059,452	$137,211

G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information for our directors and executive officers, and their ages as of June 30, 2018. Unless otherwise stated, the address for our non-employee directors and executive officers, other than Messrs. Cannon-Brookes and Farquhar, is 1098 Harrison Street, San Francisco, California 94103. The address for Messrs. Cannon-Brookes and Farquhar is Level 6, 341 George Street, Sydney, NSW, 2000, Australia.

Name	Age	Position
Executive Officers and Employee Directors
Michael Cannon-Brookes	38	Co-Founder, Co-Chief Executive Officer and Director
Scott Farquhar(1)	38	Co-Founder, Co-Chief Executive Officer and Director
Jay Simons	45	President
James Beer(2)	57	Chief Financial Officer
Tom Kennedy	44	Chief Legal Officer
Helen Russell	50	Chief People Officer
Sri Viswanath	43	Chief Technology Officer

Non-Employee Directors:
Shona Brown(1) (3)	52	Director and Chair
Heather Mirjahangir Fernandez(4)(5)	42	Director
Sasan Goodarzi(3)(6)(7)	50	Director
Jay Parikh(3)	45	Director
Enrique Salem(4)(5)	52	Director
Steven Sordello(4)	49	Director
Richard P. Wong(5)(6)	49	Director
__________________________________
(1) Mr. Farquhar was chair of our board of directors until April 2018. Dr. Brown has served as chair of our board of directors since April 2018.

(2) Mr. Beer was appointed Chief Financial Officer of the Company February 20, 2018, following the resignation of Murray Demo on January 29, 2018.

(3 Member of the compensation and leadership development committee.
(4) Member of the audit committee.
(5) Member of the nominating and corporate governance committee.

(6) Mr. Wong was a member of the compensation and leadership development committee until April 2018. Mr. Goodarzi has been a member of the compensation and leadership development committee since April 2018.

(7) Mr. Goodarzi joined our board of directors in April 2018.

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

Scott Farquhar co-founded Atlassian and has served as our Co-Chief Executive Officer and as a member of our board of directors since October 2002 and as chair of our board of directors from December 2016 to April 2018. Mr. Farquhar holds a Bachelor of Science in business information technology from the University of New South Wales, Australia.

Jay Simons has served as our President since August 2011. From June 2008 to August 2011, Mr. Simons served as our Vice President of Sales and Marketing. From October 2005 to May 2008, Mr. Simons served in various roles, including Vice President, Marketing, at BEA Systems, Inc. an enterprise software company, which was acquired by Oracle Corporation in 2008. From 1998 to 2005, Mr. Simons served in various roles, including Vice President, Product Marketing & Strategy, at Plumtree Software, Inc., a web software company, which was acquired by BEA Systems, Inc. in 2005. Mr. Simons is currently a director of HubSpot, Inc., a cloud-based marketing and sales software platform company. Mr. Simons holds a Bachelor of Arts in political science and environmental science from the University of Washington.

James Beer has served as our Chief Financial Officer since February 2018. Before joining Atlassian, Mr. Beer served as Executive Vice President and Chief Financial Officer of McKesson Corporation, a Fortune 10 healthcare services and information technology company. Between 2006 and 2013, Mr. Beer was Executive Vice President and Chief Financial Officer of Symantec Corporation, a cybersecurity company, where he managed the worldwide finance organization. Previous to his work at Symantec, Mr. Beer was Chief Financial Officer of AMR Corp. and American Airlines, AMR’s principal subsidiary. Mr. Beer holds a Bachelor of Science degree in Aeronautical Engineering from Imperial College, London University, and a Master of Business Administration from Harvard Business School. Mr. Beer currently serves on the board of directors for Alaska Air Group, parent company of Alaska Airlines and Virgin America, and ForeScout Technologies, Inc., an internet of things (IoT) security company. Mr. Beer is also a member of the Federal Reserve Bank of San Francisco's Economic Advisory Council.

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

Non-Employee Directors

Shona Brown has served on our board of directors since November 2015 and as chair of our board of directors since April 2018. Dr. Brown is currently an independent advisor. She served as a senior advisor to Google Inc., an Internet search and technology company, from January 2013 until November 2015. From April 2011 to December 2012, Dr. Brown served as Senior Vice President of Google.org, Google's charitable organization. From 2003 to 2011, Dr. Brown served as Vice President and later as Senior Vice President, Business Operation of Google Inc. From 2000 to 2003, Dr. Brown served as a partner at McKinsey & Company. Dr. Brown is currently a director of PepsiCo, Inc., a food and beverage company, as well as several private companies and non-profit organizations. Dr. Brown holds a Bachelor of Computer Systems Engineering from Carleton University, a Master of Arts in philosophy and economics from Oxford University and a Ph.D. in industrial engineering and industrial management from Stanford University.

Heather Mirjahangir Fernandez has served on our board of directors since November 2015. Ms. Mirjahangir Fernandez is the Chief Executive Officer and co-founder of Solv., an early stage private company in the digital health space. From January 2014 to August 2015, Ms. Mirjahangir Fernandez served as Senior Vice President and General Manager of Business Services at Trulia, Inc., an online residential real estate site, which was acquired by Zillow, Inc. in 2015. From August 2006 to January 2014, Ms. Mirjahangir Fernandez served in various other senior management positions in sales and marketing at Trulia, Inc. Prior to Trulia, Inc., Ms. Mirjahangir Fernandez was an advisor at Morgan Stanley and Director of the Impact Group at Blanc & Otus. Ms. Mirjahangir Fernandez holds a Bachelor of Arts in political science from University of California, Berkeley and a Master in Business Administration from Stanford University Graduate School of Business.

Sasan Goodarzi has served on our board of directors since April 2018. Mr. Goodarzi is Executive Vice President and General Manager of Intuit, Inc. Small Business Group, a role to which he was appointed in May 2016, From 2004-2010, Mr. Goodarzi was Senior Vice President and General Manager for Intuit’s ProTax division and Intuit Financial Services. From 2011 to 2013, Mr. Goodarzi served as Intuit’s Chief Information Officer. From 2013 to 2016, Mr. Goodarzi served as the Executive Vice President and General Manager of Turbo Tax. Prior to Intuit, Mr. Goodarzi worked for Invensys, a global provider of industrial automation, transportation and controls technology, serving as global president of the products group. He also held a number of senior leadership roles in the automation control division at Honeywell and served as the Chief Executive Officer and co-founder of a technology startup, Lazer Cables Inc. Mr. Goodarzi earned his bachelor's degree in electrical engineering at the University of Central Florida and a master's in business administration from the Kellogg School of Management at Northwestern University.

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

Enrique Salem has served on our board of directors since July 2013. Mr. Salem has served as a Managing Director of Bain Capital Ventures since July 2014. From April 2009 to July 2012, Mr. Salem served as President, Chief Executive Officer and a director of Symantec Corporation, a cybersecurity company. From June 2004 to April 2009, Mr. Salem served in various other senior management positions at Symantec Corporation. From April 2002 to June 2004, Mr. Salem served as the President and Chief Executive Officer of Brightmail, Inc., an email filtering company, which was acquired by Symantec Corporation in 2004. Mr. Salem is currently a director of FireEye, Inc., a publicly-traded network security company, ForeScout Technologies, Inc., an internet of things (IoT) security company, and DocuSign, Inc. an e-signature solutions company and several private companies. Mr. Salem holds a Bachelor of Arts degree in computer science from Dartmouth College.

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

Richard P. Wong has served on our board of directors since July 2010. Mr. Wong has served as a General Partner to Accel Partners, a venture capital firm, since December 2006. From January 2001 to November 2006, Mr. Wong held a number of executive roles at Openwave Systems Inc., a mobile software company, including Senior Vice President of Products and Chief Marketing Officer. Mr. Wong is currently a director of several private companies. Mr. Wong holds a Master in Management from the MIT Sloan School of Management and a Bachelor of Science in materials science and engineering from the Massachusetts Institute of Technology.

B. Compensation

Executive Officers’ Compensation
For the fiscal year ended June 30, 2018, we paid an aggregate of $3,089,691 in cash compensation and benefits to our executive officers, including our Co-Chief Executive Officers who also served as employee directors. We paid our executive officers a base salary and annual cash bonus and made contributions to their retirement funds, however, Messrs. Cannon-Brookes and Farquhar each opted not to participate in our bonus for fiscal 2018.
Directors’ Compensation

Employee Directors

For the fiscal year ended June 30, 2018, we did not pay our employee directors any compensation for their services as directors. The table below sets forth the compensation paid to our employee directors for their services as executive officers for the fiscal year ended June 30, 2018:

Fiscal Year Ended June 30, 2018 Employee Directors’ Compensation (U.S. $) (1)

Name	Salary/Fees	Benefits	Annual Bonus(2)	Long-Term Incentive	Retirement Benefits(3)	Total
Michael Cannon-Brookes	$297,291	-	-	-	$28,243	$325,534
Scott Farquhar	$297,291	-	-	-	$28,243	$325,534

(1)
For the fiscal year ended June 30, 2018, the cash compensation for our employee directors were set, and paid, in Australian dollars. Currency received by our employee directors in Australian dollars have been converted into U.S. dollars using a monthly average exchange rate for fiscal year 2018 of AUD 1.35 to USD 1.00.

(2)	Messrs. Cannon-Brookes and Farquhar each opted not to participate in our bonus plan during the fiscal year ended June 30, 2018.

(3)	These amounts represent our contributions to each employee director's retirement fund, as required by applicable jurisdictional law.

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

For the fiscal year ended June 30, 2018, we paid our non-employee directors in accordance with our Director Compensation Policy. The table below sets forth the compensation paid to our non-employee directors for the fiscal year ended June 30, 2018:

Fiscal Year Ended June 30, 2018 Non-Employee Directors’ Compensation (U.S. $)

Name	Salary/Fees	Benefits	Annual Bonus	Long-Term Incentives(4)		Retirement Benefits	Total
Shona Brown (1)	$72,000	—	—	$225,000	(5)	—	$297,000
Heather Mirjahangir Fernandez	$50,000	—	—	$225,000	(5)	—	$275,000
Sasan Goodarzi	$10,000	—	—	$393,000	(6)	—	$403,000
Jay Parikh	$50,000	—	—	$225,000	(5)	—	$275,000
Enrique Salem	$50,000	—	—	$225,000	(5)	—	$275,000
Steven Sordello (2)	$70,000	—	—	$225,000	(5)	—	$295,000
Richard P. Wong(3)	$60,000	—	—	$225,000	(5)	—	$285,000

(1)	Dr. Brown was the chair of the compensation and leadership development committee and chair of the board of directors since April 2018.

(2)	Mr. Sordello was the chair of the audit committee.

(3)    Mr. Wong was the chair of the nominating and corporate governance committee.

(4)
The equity awards are not subject to performance measures, so the value of the equity awards have been included in full, notwithstanding that the equity awards are subject to outstanding service-based vesting conditions.

(5)	Each continuing non-employee member of our board of directors received an Annual Grant.

(6) Mr. Goodarzi joined our board of directors as a non-employee director during the third quarter of fiscal year 2018. As a result, he received an Initial Grant and a pro-rata portion of the Annual Grant based upon the time between his appointment and our next annual meeting of shareholders.

Director Agreements

We entered into director agreements with each of Messrs. Parikh and Salem, each dated July 30, 2013. The director agreements for Messrs. Parikh and Salem each provided the non-employee director with an option to purchase 200,000 shares of restricted stock (automatically converted into the right to receive Class A ordinary shares upon our IPO), in each case at an exercise price of USD $2.92. The options vest in 48 equal monthly installments from their respective grant dates (each on July 30, 2013). Messrs. Parikh and Salem each early exercised his option and received shares subject to the company’s right of repurchase if the applicable director terminates his service for any reason prior to the applicable vesting dates. As of June 30, 2018, no shares for each of Messrs. Parikh and Salem remain unvested and subject to the company’s right of repurchase.

We also entered into director agreements with Dr. Brown, Ms. Mirjahangir Fernandez and Mr. Sordello in November 2015, and with Mr. Goodarzi in April 2018, and each were eligible to receive cash retainers and equity awards in accordance with the terms of our Director Compensation Policy.

We have not entered into a director agreement with Mr. Wong. In addition, we have not entered into a director agreement or employment agreement with either Mr. Cannon-Brookes or Mr. Farquhar.

In addition, pursuant our Director Compensation Policy, Messrs. Wong, Parikh and Salem each were eligible to receive cash retainers and an Annual Grant in accordance with the terms of our Director Compensation Policy.

We do not have service contracts with any of our non-employee directors that provide for benefits upon a termination of service.

Executive Severance Plan

In December 2014, we adopted an executive severance plan (the "Executive Severance Plan"), under which certain of our executive officers, excluding Messrs. Cannon-Brookes and Farquhar, may participate. The Executive Severance Plan provides for a severance payment equal to six months of base salary upon a termination by us without "cause" (as defined in the Executive Severance Plan) or a resignation by the executive officer for "good reason" (as defined in the Executive Severance Plan). In addition, upon such a termination within 12 months following a "change in control" (as defined in the Executive Severance Plan) in which outstanding equity awards of the company will be assumed, continued or substituted by the successor entity, an executive officer will generally receive 100% (or such lower percentage as may be determined by our board of directors or the compensation and leadership development committee) accelerated vesting of all unvested and outstanding equity awards held by such executive officer at such time; provided, that any equity awards subject to performance conditions will be deemed satisfied at the target levels specified in the applicable award agreements. Notwithstanding the foregoing, if the outstanding equity awards of the company will not be assumed, continued or substituted by the successor entity in connection with the change in control, then each executive officer will receive 100% accelerated vesting of all unvested and outstanding equity awards held by such executive officer at such time; provided, that any equity awards subject to performance conditions will be deemed satisfied at the target levels specified in the applicable award agreements.

Executive Bonus Plan

We paid cash incentive bonuses to our executive officers for the fiscal year ended June 30, 2018 pursuant to our annual executive bonus plan (the "FY18 Bonus Plan"). Messrs. Cannon-Brookes and Farquhar each opted not to participate in the FY18 Bonus Plan.

The FY18 Bonus Plan provided our executive officers with an opportunity to earn an annual bonus payment with a target equal to 40% or 60%, as applicable, of their base salary and a maximum payout equal to 60% or 90%, as applicable, of their base salary, based on company performance. The Company’s performance was measured by revenue and achieved a payout equal to 50% to 75% of such executive officers base salary, as applicable.

Retirement Benefits

For the fiscal year ended June 30, 2018, we contributed approximately $72,770 into retirement funds on behalf of our executive officers in Australia (as required by applicable jurisdictional law), and approximately $42,234 into a tax qualified retirement plan (“the 401(k) Plan”) on behalf of our executive officers in the United States. Amounts received by our executives in Australian dollars have been converted into U.S. dollars based on the U.S. Department of Treasury reporting rates of exchange [as of June 30, 2018, which provides an exchange rate of USD 1.00 to AUD 1.35.

401(k) Plan

We maintain a 401(k) Plan that provides all regular U.S. employees, including U.S. executive officers, with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) Plan, participants may elect to defer a portion of their eligible compensation on a pre-tax and Roth after-tax basis and have it contributed to the plan subject to applicable annual Internal Revenue Code limits. The 401(k) Plan allows for matching contributions to be made by us. Currently, we make a safe harbor match of each participant's contribution up to a maximum of 4% of the participant's base salary, bonus and commissions paid during the applicable contribution period. Employee elective deferrals and safe harbor matching contributions are 100% vested at all times.

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

During the fiscal year ended June 30, 2018, we granted 274,647 RSUs in the aggregate under our 2015 Share Incentive Plan (the “2015 Plan”) to our non-employee directors and executive officers. Our non-employee directors were granted equity awards during such fiscal year in accordance with the Director Compensation Policy.

As of June 30, 2018, our executive officers held options to purchase 1,029,646 Class A ordinary shares, and 733,785 RSUs. As of June 30, 2018, our directors held 52,012 RSUs.

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

We initially reserved 20,700,000 Class A ordinary shares for the issuance of awards under the 2015 Plan. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each July 1, beginning on July 1, 2016, by 5% of the outstanding Class A ordinary shares on the immediately preceding June 30th or such lesser number of Class A ordinary shares as determined by the compensation and leadership development committee in its discretion. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. As of June 30, 2018, 8,416,879 RSUs,816,504 restricted Class A ordinary shares, and 477,242 options to purchase Class A ordinary shares at a weighted-average exercise price of approximately $0.75 remained outstanding under the 2015 Plan.

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

Atlassian UK Employee Share Option Plan

The Share Option Plan was adopted in November 2013. Following our IPO in December 2015, we no longer grant any equity awards under this plan and any shares remaining available for issuance were cancelled. The Share Option Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2018, options to purchase 808,799 Class A ordinary shares remained outstanding under the Share Option Plan at a weighted-average exercise price of approximately $2.47 per share.

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

An option, whether vested or unvested, lapses on the earliest to occur on the date: (i) specified in the offer to participate in the Share Option Plan; (ii) on which a “cessation event” (as defined in the Share Option Plan) occurs; (iii) on which the option otherwise lapses under the terms of the Share Option Plan; (iv) on which any lapsing event occurs as specified in the offer to participate in the Share Option Plan; and (v) if no date is specified and the option has not otherwise lapsed, June 30, 2017. We may elect to purchase options, whether vested or not, from an option holder prior to the options being exercised.

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

2013 U.S. Share Option Plan

The 2013 Plan was adopted in November 2013. Following our IPO in December 2015, we no longer grant any equity awards under this plan and any shares remaining available for issuance were cancelled. The 2013 Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2018, options to purchase 1,437,141 Class A ordinary shares remained outstanding under the 2013 Plan at a weighted-average exercise price of approximately $2.93 per share.

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

2014 Restricted Share Unit Plan

The 2014 Plan was adopted in March 2014. Following our IPO in December 2015, we no longer grant any equity awards under this plan and any shares remaining available for issuance were cancelled. The 2014 Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2018,1,184,794 RSUs remained outstanding under the 2014 Plan.

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

2015 Employee Share Purchase Plan

The 2015 Employee Share Purchase Plan (“ESPP”) was adopted by our board of directors in October 2015 and approved by our shareholders in November 2015. We may, but have not yet elected to, implement the ESPP.

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

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our board of directors has determined that Messrs. Goodarzi, Parikh, Salem, Sordello and Wong, Dr. Brown and Ms. Mirjahangir Fernandez do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the NASDAQ listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in "Related Party Transactions."

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

Audit Committee

Messrs. Salem and Sordello and Ms. Mirjahangir Fernandez, each of whom is a non-employee director, comprise our audit committee. Mr. Sordello is the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the listing standards of NASDAQ and SEC rules and regulations. Our board of directors has determined that Mr. Sordello qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the NASDAQ listing standards. Our audit committee is responsible for, among other things:

•	selecting and hiring our independent registered public accounting firm;

•	evaluating the performance and independence of our independent registered public accounting firm

•	and the performance of the company’s internal audit function;

•	approving the audit and pre-approving any non-audit services to be performed by our independent registered public accounting firm;

•	reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

•	overseeing and reviewing our guidelines and policies that govern the process by which our exposure to risk is assessed and managed by management

•	overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;

•	reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit and the financial statements included in our publicly filed reports; and

•	reviewing and approving any proposed related person transactions.

Our audit committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the NASDAQ listing standards.

Compensation and Leadership Development Committee

Messrs. Goodarzi and Parikh and Dr. Brown, each of whom is a non-employee director, comprise our compensation and leadership development committee. Mr. Wong resigned from our compensation and leadership development committee in April 2018, and was concurrently replaced by Mr. Goodarzi. Dr. Brown is the chair of our compensation and leadership development committee. Although the rules of NASDAQ do not require the compensation and leadership development committee to be comprised entirely of independent directors for as long as we remain a foreign private issuer, our board of directors has determined that each member of our compensation and leadership development committee satisfies the requirements for independence under the NASDAQ listing standards and the applicable rules and regulations of the SEC. Each member of our compensation and leadership development committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Our compensation and leadership development committee is responsible for, among other things:

•
reviewing and evaluating our Co-Chief Executive Officers' and other executive officers' compensation, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements, and any other benefits, compensation or arrangements;

•	administering our equity and cash compensation plans; and other material benefit programs; and

•	overseeing our overall compensation philosophy, compensation plans and benefits programs.

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

Nominating and Corporate Governance Committee

Messrs. Salem and Wong and Ms. Mirjahangir Fernandez, each of whom is a non-employee director, comprise our nominating and corporate governance committee. Mr. Wong is the chair of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee satisfies the requirements for independence under the NASDAQ listing standards. Our nominating and corporate governance committee is responsible for, among other things:

•	evaluating and making recommendations regarding the composition, qualification, organization and governance of our board of directors and its committees;

•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees; and

•	reviewing and making recommendations with regard to our corporate governance guidelines.

Our nominating and corporate governance committee operates under a written charter that satisfies the NASDAQ listing standards.

D. Employees

We have made significant investments in our business to support future growth, including a substantial increase in our global employee base. As of June 30, 2018, 2017 and 2016, we had 2,638, 2,193, and 1,760 employees, respectively.

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Compensation” and “Item 7.A. Major Shareholders.”

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of June 30, 2018 by:

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

Applicable percentage ownership is based on 106,199,671 Class A ordinary shares and 129,942,506 Class B ordinary shares outstanding as of June 30, 2018. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable or exercisable within 60 days of June 30, 2018. However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned
	Class A		Class B		% of Total Voting Power (1)
Name of Beneficial Owner	Shares	%	Shares	%
5% Shareholders:
Entities affiliated with Artisan Partners Limited Partnership (2)	10,026,239	9.44%	-	-	*
Entities affiliated with Baillie Gifford & Co. (3)	8,896,841	8.38%	-	-	*
Entities affiliated with FMR LLC (4)	7,227,202	6.81%	-	-	*
Entities affiliated with Janus Henderson Group PLC (5)	7,224,883	6.80%	-	-	*
Entities affiliated with Wellington Management Group LLC (6)	5,854,316	5.51%	-	-	*
Entities affiliated with T. Rowe Price Associates, Inc. (7)	17,783,268	16.75%	-	*	1.27%

Directors and Executive Officers:
Michael Cannon-Brookes (8)	-	-	64,265,003	49.46%	45.72%
Scott Farquhar (9)	-	-	64,265,003	49.46%	45.72%
Jay Simons (10)	1,401,000	1.31%	333,000	*	*
James Beer	-	*	-	-	-
Tom Kennedy (11)	153,646	*	-	-	*
Sri Viswanath (12)	123,715	*	-	-	*
Helen Russell (13)	17,825	-	-	-	*
Shona Brown (14)	30,882	*	-	-	*
Heather Mirjahangir Fernandez (15)	13,156	*	-	-	*
Jay Parikh (16)	200,000	*	-	-	*
Enrique Salem (17)	120,803	*	-	-	*
Steven Sordello (18)	30,882	*	-	-	*
Sasan Goodarzi	-	-	-	-	-
Richard P. Wong (19)	181,013	*	-	-	*
All directors and executive officers as a group (14) persons) (20)	2,272,922	2.12%	128,863,006	98.92%	91.77%
_________

*Represents beneficial ownership of less than 1%

(1) Percentage of total voting power represents voting power with respect to all shares of our Class A ordinary shares and Class B ordinary shares as a single class. Holders of Class A ordinary shares are entitled to one vote per share and holders of Class B ordinary shares are entitled to ten votes per share.

(2) Based on information reported by Artisan Partners Limited Partnership (“Artisan”), Artisan Investments GP LLC, Artisan Partners Holdings LP, and Artisan Partners Asset Management Inc. on Schedule 13G filed with the SEC on May 9, 2018. Of the shares of Class A ordinary shares beneficially owned, Artisan, Artisan Investments GP LLC, Artisan Partners Holdings LP, and Artisan Partners Asset Management Inc. each reported that it has shared dispositive power with respect to 10,026,239 shares, and shared voting power with respect to 9,152,413 shares. Entities affiliated with Artisan listed their address as 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(3) Based on information reported by Baillie Gifford & Co (“Baillie Gifford”) on Schedule 13G filed with the SEC on January 10, 2018. Of the shares of Class A ordinary shares beneficially owned, Baillie Gifford reported that it has sole dispositive power with respect to 8,896,841 shares, and sole voting power with respect to 4,457,238 shares. Baillie Gifford listed their address as Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(4) Based on information reported by FMR LLC. ("FMR") and Abigail P. Johnson on Schedule 13G filed with the SEC on February 13, 2018. Of the shares of Class A ordinary shares beneficially owned, FMR reported that it has sole dispositive power with respect to 7,227,202 shares, and sole voting power with respect to 885,900 shares. Of the shares of Class A ordinary shares beneficially owned, Abigail P. Johnson reported that it has sole dispositive power with respect to 7,227,202 shares. Entities affiliated with FMR listed their address as 245 Summer Street, Boston, Massachusetts 02210.

(5) Based on information reported by Janus Henderson Group PLC (“Janus Henderson Group”) and Janus Henderson Enterprise Fund on Schedule 13G filed with the SEC on February 13, 2018. Of the shares of Class A ordinary shares beneficially owned, Janus Henderson Group reported that it has shared dispositive power and shared voting power with respect to 7,224,883 shares. Of the shares of Class A ordinary shares beneficially owned, Janus Henderson Enterprise Fund reported that it has sole dispositive power and sole voting power with respect to 5,128,645 shares. Janus Henderson Group listed their address as 201 Bishopsgate EC2M 3AE, United Kingdom. Janus Henderson Enterprise Fund listed their address as 151 Detroit Street, Denver, Colorado 80206.

(6) Based on information reported by Wellington Management Group LLP ("Wellington Management"), Wellington Group Holdings LLP, and Wellington Investment Advisors Holdings LLP on Schedule 13G filed with the SEC on February 8, 2018. Of the shares of Class A ordinary shares beneficially owned, Wellington Management, Wellington Group Holdings LLP, and Wellington Investment Advisors Holdings LLP each reported that is has shared dispositive power with respect to 5,854,316 shares, and shared voting power with respect to 3,887,510 shares. Entities affiliated with Wellington Management listed their address as 280 Congress Street, Boston, Massachusetts 02210.

(7) Based on information reported by T. Rowe Price Associates, Inc. (“T. Rowe Price”) and T. Rowe Price New Horizons Fund, Inc. on Schedule 13G filed with the SEC on February 14, 2018. Of the shares of Class A ordinary shares beneficially owned, T. Rowe Price reported that it has sole dispositive power with respect to 17,783,268 shares, and sole voting power with respect to 4,903,698 shares. Of the shares of Class A ordinary shares beneficially owned, T. Rowe Price New Horizons Fund, Inc., reported that it has sole voting power with respect to 6,001,437 shares. Entities affiliated with T. Rowe Price listed their address as 100 E. Pratt Street, Baltimore, Maryland 21202.

(8) Consists of (i) 9,816,513 Class B ordinary shares held of record by Mr. Cannon-Brookes and (ii) 54,448,490 Class B ordinary shares held of record by Grokco Pty Ltd as trustee for the Grok Trust.

(9) Consists of (i) 9,816,513 Class B ordinary shares held of record by Mr. Farquhar and (ii) 54,448,490 Class B ordinary shares held of record by Skip Enterprises Pty Limited as trustee for the Farquhar Family Trust.

(10) Consists of (i) 245,561 Class B ordinary shares held of record by Mr. Simons, (ii) 87,439 Class B ordinary shares held of record by The Jay Norman Simons 2013 Annuity Trust, in which Mr. Simons shares voting and dispositive power, (iii) 500,000 Class A ordinary shares held of record by Mr. Simons, and (iv) 901,000 Class A ordinary shares subject to outstanding options that are exercisable within 60 days of June 30, 2018.

(11) Consists of (i) 25,000 Class A ordinary shares held of record by Mr. Kennedy and (ii) 128,646 Class A ordinary shares subject to outstanding options that are exercisable within 60 days of June 30, 2018.

(12) Consists of 123,715 Class A ordinary shares held of record by Mr. Viswanath.

(13) Consists of (i) 5,776 Class A ordinary shares held of record by Ms. Russell and (ii) 12,049 RSUs that vest within 60 days of June 30, 2018.

(14) Consists of (i) 30,012 Class A ordinary shares held of record by Dr. Brown and (ii) 870 RSUs that vest within 60 days of June 30, 2018.

(15) Consists of (i) 12,286 Class A ordinary shares held of record by Ms. Fernandez and (ii) 870 RSUs that vest within 60 days of June 30, 2018.

(16) Consists of 200,000 Class A ordinary shares held of record by Mr. Parikh as trustee of the Jay and Dhivya Parikh Revocable Trust.

(17) Consists of 120,803 Class A ordinary shares held of record by Mr. Salem.

(18) Consists of (i) 30,012 Class A ordinary shares held of record by Mr. Sordello and (ii) 870 RSUs that vest within 60 days of June 30, 2018.

(19) Consists of 181,013 Class A ordinary shares held of record by Mr. Wong.

(20) Consists of (i) 1,228,617 Class A ordinary shares, (ii) 128,863,006 Class B ordinary shares, (iii) options to purchase 1,029,646 Class A ordinary shares that are exercisable within 60 days of June 30, 2018 and (iv) 14,659 RSUs that vest within 60 days of June 30, 2018.

Two of our major shareholders, Michael Cannon-Brookes and Scott Farquhar, hold the majority of our outstanding Class B ordinary shares.

We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of June 30, 2018, approximately 44.63% of our outstanding shares were held by one record holder in the United States (Cede and Company).

As of June 30, 2018, entities affiliated with Accel Partners no longer hold greater than 5% of our outstanding ordinary shares.

B. Related Party Transactions

Other than as described below, since July 1, 2017, there has not been any transaction to which we were or are a party in which we, any of our directors, executive officers, associates, holders of more than 5% of any class of our voting securities, or any affiliates or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.

RSUs

During the fiscal year ended June 30, 2018, we granted RSUs to our non-employee directors and certain of our executive officers.

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

Registration Agreement

In July 2010, our predecessor entity, Atlassian Corporation Pty Ltd., entered into a Registration Agreement with certain holders of our outstanding share capital, including Michael Cannon-Brookes and Scott Farquhar. As of June 30, 2018, certain holders of our Class A ordinary shares and our Class B ordinary shares, including our founders, are entitled to rights with respect to the registration of their shares under the Securities Act.

Atlassian Foundation

The Atlassian Foundation was established in 2008 with the vision of helping to make the world better. Together with the more recently incorporated Atlassian Foundation International Limited, the Atlassian Foundation works on a range of different projects in conjunction with organizations including the Australian Government Department of Foreign Affairs and Trade, Massachusetts Institute of Technology, Room to Read, 40K Foundation, Raspberry Pi Foundation, Open Learning Exchange and Ruangguru.

We contribute approximately 1% of our annual profits and all revenues associated with our starter licenses for on-premises products to the Atlassian Foundation. We donated $1.9 million to the Atlassian Foundation in fiscal 2018. Additionally, since the Atlassian Foundation's inception, we have provided, at no charge, certain resources to Atlassian Foundation employees such as office space and salaries.

LinkedIn

In fiscal 2018, we purchased approximately $1.2 million of services from LinkedIn Corporation, for recruiting purposes, in the ordinary course of business. Mr. Sordello, one of our board members, is Chief Financial Officer of LinkedIn. The transactions between Atlassian and LinkedIn were not negotiated by Mr. Sordello and were conducted on an arm's length basis. Mr. Sordello does not have a material interest in the relationship described above.

Intuit

In fiscal 2018, Intuit purchased approximately $0.4 million of products from us, in the ordinary course of business. Mr. Goodarzi, one of our board members, is Executive Vice President and General Manager of Intuit's Small Business Group. The transactions between Atlassian and Intuit were not negotiated by Mr. Goodarzi and were conducted on an arm's length basis. Mr. Goodarzi does not have a material interest in the relationship described above.

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

Dividend Policy

While we have in the past paid limited dividends, we do not have any present or future plan to pay dividends on our shares. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant.

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

Our Class A ordinary shares are traded on NASDAQ under the symbol “TEAM.” The following table sets forth for the periods indicated the high and low sales prices per Class A ordinary share as reported on NASDAQ (in U.S. $):

	High	Low
Annual highs and lows
Fiscal year 2016 (from December 10, 2015)	31.46	16.92
Fiscal year 2017	37.90	23.80
Fiscal year 2018	68.75	33.16
Quarterly highs and lows
First fiscal quarter 2017	35.16	25.22
Second fiscal quarter 2017	30.00	23.80
Third fiscal quarter 2017	30.24	24.20
Fourth fiscal quarter 2017	37.90	29.56
First fiscal quarter 2018	39.25	33.16
Second fiscal quarter 2018	53.45	35.00
Third fiscal quarter 2018	62.17	45.61
Fourth fiscal quarter 2018	68.75	51.76
Monthly highs and lows
January 2018	55.91	45.61
February 2018	57.47	47.74
March 2018	62.17	50.84
April 2018	62.78	51.76
May 2018	66.00	55.11
June 2018	68.75	60.39

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

Individuals

UK resident and domiciled holders do not have to pay tax on the first £2,000 of dividend income received in the 2018/2019 tax year (the "dividend allowance"). However tax will be levied on any dividends received over the dividend allowance at 7.5% on dividend income within the basic rate band, 32.5% on dividend income within the higher rate band and 38.1% on dividend income within the additional rate band.

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

Taxation of Capital Gains on Disposals of Class A ordinary shares

U.K. Shareholders

Shareholders who are resident in the United Kingdom, and individual shareholders who are temporarily non-resident and subsequently resume residence in the United Kingdom within a certain time, may depending on their circumstances and the availability of exemptions or reliefs (including, for example, the annual exempt amount for individuals), be liable to United Kingdom taxation on chargeable gains in respect of gains arising from a sale or other disposal (or deemed disposal) of the Class A ordinary shares.

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

Certain Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations relating to the ownership and disposition of Class A ordinary shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold Class A ordinary shares as capital assets for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of Class A ordinary shares that may be subject to special tax rules including, without limitation, the following:

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

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the ownership and disposition of the Class A ordinary shares.

This description is based on the U.S. Internal Revenue Code of 1986, as amended, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the U.S. Internal Revenue Service (the “IRS”) will not take a contrary or different position concerning the tax consequences of the ownership and disposition of the Class A ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of the Class A ordinary shares in their particular circumstances.

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

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds Class A ordinary shares, the U.S. federal income tax consequences relating to an investment in the Class A ordinary shares will depend in part upon the status of the partner and the activities of the partnership. Such a partner or partnership should consult its tax advisor regarding the U.S. federal income tax considerations of owning and disposing of the Class A ordinary shares in its particular circumstances.

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

Non-corporate U.S. holders may qualify for the preferential rates of taxation with respect to dividends on Class A ordinary shares applicable to long-term capital gains (i.e., gains from the sale of capital assets held for more than one year) applicable to qualified dividend income (as discussed below) if we are a “qualified foreign corporation” and certain other requirements (discussed below) are met. A non-United States corporation (other than a corporation that is classified as a PFIC for the taxable year in which the dividend is paid or the preceding taxable year) generally will be considered to be a qualified foreign corporation (a) if it is eligible for the benefits of a comprehensive tax treaty with the United States which the Secretary of Treasury of the United States determines is satisfactory for purposes of this provision and which includes an exchange of information provision, or (b) with respect to any dividend it pays on Class A ordinary shares which are readily tradable on an established securities market in the United States. The Class A ordinary shares are listed on the NASDAQ Global Select Market, which is an established securities market in the United States. However, there can be no assurance that the Class A ordinary shares will be considered readily tradable on an established securities market in the United States in later years. Subject to the discussion in “-Passive Foreign Investment Company Considerations,” below, such dividends will generally be “qualified dividend income” in the hands of individual U.S. holders, provided that a holding period requirement (more than 60 days of ownership, without protection from the risk of loss, during the 121-day period beginning 60 days before the ex-dividend date) and certain other requirements are met. The dividends will not be eligible for the dividends-received deduction generally allowed to corporate U.S. holders.

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

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their own tax advisers with respect to the ownership and disposition of the Class A ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Class A ordinary shares and the IRS information reporting obligations with respect to the ownership and disposition of the Class A ordinary shares.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK

Currency Risk
We operate globally and are exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. Our exposures primarily consist of the Australian dollar, British pound, Euro, Japanese yen, Philippine peso, Indian rupee and Swiss franc. Foreign exchange risk arises from commercial transactions and recognized financial assets and liabilities denominated in a currency other than the U.S. dollar. Our foreign exchange policy is reviewed annually by our audit committee and requires us to monitor our foreign exchange exposure on a regular basis.
All of our sales contracts are denominated in U.S. dollars, and our operating expenses are generally denominated in the local currencies of the countries where our operations are located. We therefore benefit from a strengthening of the U.S. dollar and are adversely affected by the weakening of the U.S. dollar.
We have a cash flow hedging program in place and enter into derivative transactions to manage certain foreign currency exchange risks that arise in our ordinary business operations. We recognize all derivative instruments as either assets or liabilities on our consolidated statements of financial position and measure them at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting.
We enter into master netting agreements with select financial institutions to reduce our credit risk and contract with several counterparties to reduce our concentration risk with any single counterparty. We do not have significant exposure to counterparty credit risk at this time. We do not require nor are we required to post collateral of any kind related to our foreign currency derivatives.
Foreign currency sensitivity
A sensitivity analysis performed on our hedging portfolio as of June 30, 2018 indicated that a hypothetical 10% strengthening of the U.S. dollar against other currencies applicable to our business would decrease the fair value of our foreign currency contracts by $18.8 million. A hypothetical 10% weakening of the U.S. dollar against other currencies would increase the fair value of our foreign currency contracts by $18.8 million.
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

Interest Rate Risk

Our cash equivalents and investment portfolio are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates. As of June 30, 2018, we had cash and cash equivalents totaling $1.4 billion and short-term investments totaling $323.1 million.

A sensitivity analysis performed on our portfolio indicated that a hypothetical 100 basis point increase in interest rates at June 30, 2018 and 2017 would result in a $1.7 million and $2.0 million decrease in the market value of our investments, respectively. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.
Equity Price Risk
We are exposed to equity price risk due to our exchangeable senior notes, including exchange provisions based on the price of our Class A ordinary shares at exchange or maturity of the notes. In addition, the capped call transactions associated with the notes also include settlement provisions that are based on the price of the Class A ordinary shares. The amount of cash we may receive from capped call counterparties in connection with the capped calls is determined by the price of our Class A ordinary shares.

A sensitivity analysis performed on the notes embedded exchange derivative and capped call transactions indicates that a hypothetical 10% increase in our share price would increase the fair value of the notes embedded exchange derivative by $46.7 million and increase the fair value of the capped call transactions by $15.9 million. A hypothetical 10% decrease in our share price would decrease the fair value of the notes embedded exchange derivative by $43.0 million and increase the fair value of the capped call transactions by $16.2 million.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our Co-Chief Executive Officers and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2018, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Co-Chief Executive Officers and our Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of June 30, 2018. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part III, Item 18 of this annual report.

Changes in internal control over financial reporting
There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the year ended June 30, 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees billed to us by Ernst & Young LLP for the fiscal years ended June 30, 2018 and 2017 were as follows:

	2018	2017
	(U.S. $ in thousands)
Audit fees (1)	$3,469	$2,036
Audit-related fees (2)	447	142
Tax fees (3)	238	156
Other fees (4)	3	2
Total	$4,157	$2,336

(1)
Audit fees consist of fees for professional services provided in connection with the audit of our annual consolidated financial statements, including adoption of International Accounting Standards Board, International Financial Reporting Standard 15, the review of our quarterly consolidated financial statements, the audit of our internal controls over financial reporting, and comfort letter services in relation to our exchangeable senior notes.

(2)
Audit-related fees consist of aggregate fees for accounting consultations and other services that were reasonably related to the performance of audits or reviews of our consolidated financial statements and were not reported above under “Audit Fees.” This primarily consists of fees for service organization control audits.

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

Item 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

On June 1, 2018 the company acquired 12,302 Class A ordinary shares from employee contractor in connection with such contractor's termination, pursuant to a repurchase right which the company had in connection with an early exercise of options held by the contractor. The repurchased shares were subsequently cancelled.

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

Item 16H. MINE SAFETY DISCLOSURE

Not applicable.

PART III

Item 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

Item 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Reports of Independent Registered Public Accounting Firm

•	Consolidated Statements of Operations for the fiscal years ended June 30, 2018, 2017 and 2016

•	Consolidated Statements of Comprehensive Income for the fiscal years ended June 30, 2018, 2017 and 2016

•	Consolidated Statements of Financial Position as of June 30, 2018 and 2017

•	Consolidated Statements of Changes in Equity for the fiscal years ended June 30, 2018, 2017 and 2016

•	Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2018, 2017 and 2016

•	Notes to the Consolidated Financial Statements

Item 19. EXHIBITS

Exhibit Number		Description

3.1	(1)	Amended and Restated Articles of Association of the company.

4.1	(2)	Form of certificate evidencing Class A ordinary shares.

4.2	(3)	Registration Agreement, dated July 2, 2010, by and among the company and certain of its shareholders.

4.3	(4)	Indenture dated April 27, 2018 between the company and U.S. Bank National Association.

10.1	(4)	Capped call confirmation.

10.1	(5)	Lease, dated October 25, 2017, by and between Atlassian Inc. and MV Campus Owner, LLC.

10.1	(6)	Lease, dated November 22, 2017, by and between Atlassian Inc. and 350 Bush Street Owner, LLC.

10.1	(3) #	Form of Deed of Indemnity entered into between the company and its directors.

10.2	(3) #	Form of Indemnification Agreement entered into between the company and its officers.

10.3	(3) #	Atlassian UK Employee Share Option Plan and forms of agreements thereunder.

10.4	(3) #	2013 U.S. Share Option Plan and forms of agreements thereunder.

10.5	(3) #	2014 Restricted Share Unit Plan and forms of agreements thereunder.

10.6	(3) #	2015 Share Incentive Plan and forms of agreements thereunder.

10.7	(3) #	2015 Employee Share Purchase Plan.

10.8	(3) #	Ordinary Shares Option Agreement.

10.9	(3) #	Deed of Amendment to Class B Ordinary Shares Option Agreement.

10.10	(3) #	Class B Ordinary Shares Exercise Agreement.

10.11	(3) #	Executive Cash Incentive Bonus Plan.

10.12	(3) #	Executive Severance Plan and form of Executive Severance Agreement entered into between the Registrant and its executive officers.

10.13	(3) #	Non-Employee Director Compensation Policy.

10.14	(3) #	Form of Director Agreement.

10.15	(3)	Lease, dated March 25, 2015, by and between Atlassian Pty Ltd and Council of the City of Sydney.

10.16	(3)	Lease, dated December 22, 2011, by and between Atlassian Pty Ltd and 341 George St Pty Ltd.

10.17	(3)	Lease, dated July 9, 2015, by and between Atlassian Pty Ltd and 341 George St Pty Ltd.

10.18	(3)	Lease, dated June 26, 2011, by and between Atlassian, Inc. and Redbird Investment Group, LLC.

12.1		Certificate of Co-Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2		Certificate of Co-Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.3		Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1		Certificate of Co-Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description

13.2	Certificate of Co-Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.3	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

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

(2)    Incorporated by reference to the company’s Registration Statement on Form F-1/A (File No. 333-207879) filed on November 18, 2015.

(3)     Incorporated by reference to the company’s Registration Statement on Form F-1 (File No. 333-207879) filed on November 9, 2015.

(4)     Incorporated by reference to the company’s report on Form 6-K filed on April 30, 2018.

(5)     Incorporated by reference to the company’s report on Form 6-K filed on October 30, 2017.

(6)     Incorporated by reference to the company’s report on Form 6-K filed on November 27, 2017.

#    Indicates management contract or compensatory plan, contract or agreement.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATLASSIAN CORPORATION PLC

Date: August 30, 2018	By:	/s/ MICHAEL CANNON-BROOKES
		Name:	Michael Cannon-Brookes
		Title:	Co-Chief Executive Officer

	By:	/s/ SCOTT FARQUHAR
		Name:	Scott Farquhar
		Title:	Co-Chief Executive Officer

ATLASSIAN CORPORATION PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Atlassian Corporation Plc

Opinion on the Financial Statements

We have audited the accompanying consolidated statements of financial position of Atlassian Corporation Plc (the “Company”) as of June 30, 2018 and 2017, and the related consolidated statements of operations, comprehensive income (loss), changes in equity and cash flows for each of the three years in the period ended June 30, 2018, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2018, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated August 30, 2018 expressed an unqualified opinion thereon.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ Ernst & Young LLP
We have served as the Company’s auditor since 2012.
San Francisco, California
August 30, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Atlassian Corporation Plc

Opinion on Internal Control over Financial Reporting
We have audited Atlassian Corporation Plc’s internal control over financial reporting as of June 30, 2018, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Atlassian Corporation Plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2018, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2018 consolidated financial statements of the Company and our report dated August 30, 2018 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying management’s report on internal control over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.
Definition and Limitations of Internal Control Over Financial Reporting
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP
San Francisco, California
August 30, 2018

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. $ and shares in thousands, except per share data)

		Fiscal Year Ended June 30,
	Notes	2018	2017	2016
Revenues:
Subscription		$403,214	$242,128	$146,659
Maintenance		325,898	265,521	218,848
Perpetual license		85,481	74,565	65,487
Other		59,357	37,722	26,064
Total revenues	20	873,950	619,936	457,058
Cost of revenues (1) (2)		172,690	119,161	75,783
Gross profit		701,260	500,775	381,275
Operating expenses:
Research and development (1)		415,776	310,168	208,306
Marketing and sales (1) (2)		187,990	134,908	93,391
General and administrative (1)		151,242	118,785	85,458
Total operating expenses		755,008	563,861	387,155
Operating loss		(53,748)	(63,086)	(5,880)
Other non-operating income (expense), net	6	(15,157)	(1,342)	(1,072)
Finance income		9,877	4,851	2,116
Finance costs		(6,806)	(75)	(71)
Loss before income tax benefit (expense)		(65,834)	(59,652)	(4,907)
Income tax benefit (expense)	8	(53,507)	17,148	9,280
Net income (loss)		$(119,341)	$(42,504)	$4,373
Net income (loss) attributable to:
Owners of Atlassian Corporation Plc		$(119,341)	$(42,504)	$4,373
Net income (loss) per share attributable to ordinary shareholders:
Basic	17	$(0.52)	$(0.19)	$0.02
Diluted	17	$(0.52)	$(0.19)	$0.02
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	17	231,184	222,224	182,773
Diluted	17	231,184	222,224	193,481

(1)Amounts include share-based payment expense, as follows:

Cost of revenues	$11,955	$6,856	$5,371
Research and development	98,609	79,384	35,735
Marketing and sales	23,605	17,395	11,945
General and administrative	28,704	33,813	22,429

(2)Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$21,188	$14,587	$7,405
Marketing and sales	36,090	15,269	86
The above consolidated statements of operations should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(U.S. $ in thousands)

		Fiscal Year Ended June 30,
	Notes	2018	2017	2016
Net income (loss)		$(119,341)	$(42,504)	$4,373
Other comprehensive income (loss):
Foreign currency translation adjustment	16	118	140	(4)
Net change in unrealized gain (loss) on investments classified at fair value through other comprehensive income		(586)	(945)	687
Net gain (loss) on derivative instruments		(8,341)	3,164	—
Income tax effect		2,502	(812)	(137)
Other comprehensive income (loss) net of tax that will be reclassified to profit or loss in subsequent periods		(6,307)	1,547	546
Total comprehensive income (loss), net of tax		$(125,648)	$(40,957)	$4,919
Total comprehensive income (loss) attributable to:
Owners of Atlassian Corporation Plc		$(125,648)	$(40,957)	$4,919

The above consolidated statements of comprehensive income (loss) should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(U.S. $ in thousands)

		June 30,
	Notes	2018	2017
Assets
Current assets:
Cash and cash equivalents	13	$1,410,339	$244,420
Short-term investments	5	323,134	305,499
Trade receivables	9	46,141	26,807
Current tax receivables		12,622	12,445
Prepaid expenses and other current assets	13	28,219	23,317
Total current assets		1,820,455	612,488
Non-current assets:
Property and equipment, net	10	51,656	41,173
Deferred tax assets	8	64,662	188,239
Goodwill	11	311,943	311,900
Intangible assets, net	11	63,577	120,789
Other non-current assets	13	112,221	9,269
Total non-current assets		604,059	671,370
Total assets		$2,424,514	$1,283,858
Liabilities
Current liabilities:
Trade and other payables	13	$113,105	$73,192
Current tax liabilities		172	2,207
Provisions	13	7,215	6,162
Deferred revenue		340,834	245,306
Total current liabilities		461,326	326,867
Non-current liabilities:
Deferred tax liabilities	8	12,051	43,950
Provisions	13	4,363	3,333
Deferred revenue		19,386	10,691
Exchangeable senior notes, net	14	819,637	—
Other non-current liabilities	13	214,985	4,969
Total non-current liabilities		1,070,422	62,943
Total liabilities		$1,531,748	$389,810
Equity
Share capital	15	$23,531	$22,726
Share premium	16	454,766	450,959
Other capital reserves	16	557,100	437,346
Other components of equity	16	(61)	6,246
Accumulated deficit		(142,570)	(23,229)
Total equity		$892,766	$894,048
Total liabilities and equity		$2,424,514	$1,283,858
The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(U.S. $ in thousands)

					Other components of equity
	Notes	Share capital	Share premium	Other capital reserves	Cash flow hedge reserve	Foreign currency translation reserve	Investments at fair value through other comprehensive income reserve	Retained earnings (accumulated deficit)	Total equity
Balance as of July 1, 2015		$18,461	$5,744	$146,794	$—	$4,153	$—	$14,902	$190,054
Net income		—	—	—	—	—	—	4,373	4,373
Other comprehensive income (loss), net of tax		—	—	—	—	(4)	550	—	546
Total comprehensive income (loss)		—	—	—	—	(4)	550	4,373	4,919
Issuance of ordinary shares upon initial public offering, net of offering costs	15,16	2,200	429,273	—	—	—	—	—	431,473
Issuance of ordinary shares upon exercise of share options	15,16	633	6,099	—	—	—	—	—	6,732
Vesting of early exercised shares	15,16	35	618	—	—	—	—	—	653
Issuance of ordinary shares for settlement of restricted share units (RSUs)	15	291	—	(291)	—	—	—	—	—
Shares withheld related to net share settlement of RSUs		—	—	(5,395)	—	—	—	—	(5,395)
Share-based payment		—	—	75,480	—	—	—	—	75,480
Tax benefit from share plans	16	—	—	27,747	—	—	—	—	27,747
		3,159	435,990	97,541	—	—	—	—	536,690
Balance as of June 30, 2016		21,620	441,734	244,335	—	4,149	550	19,275	731,663
Net loss		—	—	—	—	—	—	(42,504)	(42,504)
Other comprehensive income (loss), net of tax		—	—	—	2,215	140	(808)	—	1,547
Total comprehensive income (loss)		—	—	—	2,215	140	(808)	(42,504)	(40,957)
Issuance of ordinary shares upon exercise of share options	15,16	640	8,858	—	—	—	—	—	9,498
Vesting of early exercised shares	15,16	15	367	—	—	—	—	—	382
Issuance of ordinary shares for settlement of RSUs	15	451	—	(451)	—	—	—	—	—
Share-based payment	16	—	—	137,458	—	—	—	—	137,458
Replacement equity awards related to business combination	12	—	—	20,193	—	—	—	—	20,193
Tax benefit from share plans	16	—	—	35,811	—	—	—	—	35,811
		1,106	9,225	193,011	—	—	—	—	203,342
Balance as of June 30, 2017		22,726	450,959	437,346	2,215	4,289	(258)	(23,229)	894,048
Net loss		—	—	—	—	—	—	(119,341)	(119,341)
Other comprehensive income (loss), net of tax		—	—	—	(5,839)	118	(586)	—	(6,307)
Total comprehensive income (loss)		—	—	—	(5,839)	118	(586)	(119,341)	(125,648)
Issuance of ordinary shares upon exercise of share options		243	3,761	—	—	—	—	—	4,004
Vesting of early exercised shares	15,16	37	46	—	—	—	—	—	83
Issuance of ordinary shares for settlement of RSUs	15,16	525	—	(525)	—	—	—	—	—
Share-based payment		—	—	162,873	—	—	—	—	162,873
Tax benefit from share plans	16	—	—	140	—	—	—	—	140
Reduction in deferred tax assets	16	—	—	(42,734)	—	—	—	—	(42,734)
		805	3,807	119,754	—	—	—	—	124,366
Balance as of June 30, 2018		$23,531	$454,766	$557,100	$(3,624)	$4,407	$(844)	$(142,570)	892,766
The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. $ in thousands)

		Fiscal Year Ended June 30,
	Notes	2018	2017	2016
Operating activities
Loss before income tax benefit (expense)		$(65,834)	$(59,652)	$(4,907)
Adjustments to reconcile loss before income tax benefit (expense) to net cash provided by operating activities:
Depreciation and amortization	10, 11	79,435	61,546	21,926
Net loss (gain) on sale of investments and other assets		(1,163)	(397)	165
Net unrealized foreign currency loss (gain)		(188)	93	152
Share-based payment expense		162,873	137,448	75,480
Net unrealized loss on exchange derivative and capped calls	14	12,414	—	—
Amortization of debt discount and issuance costs		7,478	—	—
Interest income		(9,877)	(4,851)	(2,116)
Interest expense		1,113	—	—
Changes in assets and liabilities:
Trade receivables		(19,635)	(10,208)	(3,487)
Prepaid expenses and other assets		(7,293)	(5,647)	(4,203)
Trade and other payables, provisions and other non-current liabilities		43,477	10,947	11,622
Deferred revenue		104,223	72,604	44,503
Interest received		8,679	6,540	2,839
Income tax paid, net of refunds		(4,246)	(9,042)	(12,432)
Net cash provided by operating activities		311,456	199,381	129,542
Investing activities
Business combinations, net of cash acquired	12	—	(381,090)	—
Purchases of property and equipment		(30,209)	(15,129)	(34,213)
Purchases of intangible assets		—	(925)	—
Proceeds from sale of other assets		2,775	342	—
Purchases of investments		(347,822)	(423,540)	(569,067)
Proceeds from maturities of investments		206,119	111,403	65,294
Proceeds from sales of investments		123,862	488,672	49,501
Increase in restricted cash		(3,131)	(3,371)	—
Payment of deferred consideration		(3,290)	(935)	(1,025)
Net cash used in investing activities		(51,696)	(224,573)	(489,510)
Financing activities
Proceeds from issuance of ordinary shares upon initial public offering, net of discount and issuance costs		—	—	431,447
Proceeds from exercise of share options		3,995	9,438	6,732
Employee payroll taxes paid related to net share settlement of equity awards		—	—	(5,395)
Proceeds from issuance of exchangeable senior notes, net of discount and issuance costs	14	990,494	—	—
Purchase of capped calls	14	(87,700)	—	—
Net cash provided by financing activities		906,789	9,438	432,784
Effect of exchange rate changes on cash and cash equivalents		(630)	465	(201)
Net increase (decrease) in cash and cash equivalents		1,165,919	(15,289)	72,615
Cash and cash equivalents at beginning of year		244,420	259,709	187,094
Cash and cash equivalents at end of year		$1,410,339	$244,420	$259,709
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
We design, develop, license and maintain software and provision software hosting services to help teams organize, discuss and complete their work. Our products include Jira for team planning and project management, Confluence for team content creation and sharing, Trello for capturing and adding structure to fluid, fast-forming work for teams, Bitbucket for team code sharing and management and Jira Service Desk for team service and support applications.
The accompanying consolidated financial statements of the Company and its subsidiaries for the year ended June 30, 2018 were authorized for issue in accordance with a resolution of the Board of Directors on August 27, 2018.
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
Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”), which includes all standards issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. The consolidated financial statements have been prepared on a historical cost basis, except for financial assets and liabilities that have been measured at amortized cost, fair value through other comprehensive income or profit or loss.
All amounts included in the consolidated financial statements are reported in thousands of U.S. dollars (U.S. $ in thousands) except where otherwise stated. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
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

Principles of consolidation
The consolidated financial statements incorporate the assets and liabilities and the results of operations of the Group. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated.
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
Certain non-monetary items, such as property and equipment, which are measured at historical cost in a foreign currency, are translated using the exchange rates as of the dates of the initial transactions. Certain non-monetary items initially measured at fair value in a foreign currency, such as intangible assets, are translated using the exchange rates as of the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of the gain or loss on the change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income (or profit or loss are also recognized in other comprehensive income or profit or loss, respectively).
Group companies
Upon consolidation, assets and liabilities of foreign operations are translated into U.S. dollars at the rate of exchange prevailing at the reporting date and their income statements are translated at average exchange rates. The exchange differences arising on translation for consolidation are recognized in other comprehensive income.
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
Revenue is recognized in line with the requirements as stated in IAS 18, Revenue, when evidence of an arrangement exists, delivery has occurred, the risks and rewards of ownership have been transferred to the customer, the amount of revenue and associated costs can be measured reliably, and collection of the related receivable is probable. In the absence of industry-specific software revenue recognition guidance under IFRS, the Group refers to GAAP when establishing policies related to revenue recognition. The Group's revenue recognition policy considers the guidance provided by the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Subtopic 985-605, Software Revenue Recognition, and FASB ASC Subtopic 605-25, Multiple-Element Arrangements, where applicable, as authorized by IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors.

If, at the outset of an arrangement, revenue cannot be measured reliably, revenue recognition is deferred until the arrangement fee becomes due and payable by the customer. Additionally, if, at the outset of an arrangement, it is determined that collectability is not probable, revenue recognition is deferred until the earlier of when collectability becomes probable or payment is received. The Group enters into arrangements directly with end users as well as indirectly through value-added resellers (e.g., “channel partners”). Revenue recognition for indirect customers is the same as for direct customers as the terms of sale are substantially the same.
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
Other revenue
Other revenues include fees received for sales of third-party apps in the Group's online marketplace, Atlassian Marketplace, and for training services. Revenue from the sale of third-party vendor products via Atlassian Marketplace is recognized net of the vendor liability portion as the Group functions as an agent in the relationship. The Group's revenue portion is recognized on the date of product delivery given that the Group has no future obligations. Revenue from training is recognized as delivered or as the rights to receive training expire.
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
Taxation
Current tax
Current income tax assets and/or liabilities comprise amounts expected to be recovered or paid to Her Majesty's Revenue & Customs, the Australian Taxation Office, the United States Internal Revenue Service and other fiscal authorities relating to the current or prior reporting periods, which are unpaid at each reporting date. Current tax is payable on taxable income that differs from the consolidated statements of operations in the financial statements due to permanent and temporary timing differences. The calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.
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
Deferred tax assets and liabilities are calculated, without discounting, at tax rates and in accordance with laws that are expected to apply to their respective period of realization, provided the tax rates and laws are enacted or substantively enacted by the end of the reporting period. The carrying amount of deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that sufficient taxable income will be available to allow all or part of the deferred tax asset to be utilized.
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
Cash and cash equivalents
Cash and cash equivalents in the consolidated statements of financial position comprise cash at banks, short-term deposits and low-risk, highly liquid investments with original maturities of three months or less when initially recorded. Cash equivalents also include amounts due from third-party credit card processors as they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.
Current versus non-current classification

The Group presents assets and liabilities in the consolidated statements of financial position based on current or non-current classification. An asset is current when it is: expected to be realized within twelve months after the reporting period; or cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current. A liability is current when it is due to be settled within twelve months after the reporting period. The Group classifies all other liabilities as non-current.
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
Financial assets
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
Impairment
The Group measures loss allowances on its financial assets at an amount equal to lifetime expected credit losses (“ECLs”), except for securities that are determined to have low credit risk at the reporting date and other securities and bank balances for which credit risk has not increased significantly since initial recognition, which are measured as 12-month ECLs. Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument. 12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months following the reporting date.

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt securities measured at fair value through other comprehensive income, the loss allowance is charged to profit or loss and is recognized in other comprehensive income.

ECLS are a probability-weighted estimate of the difference in the present value of contractual cash flows and the present value of cash flows that the Group expects to receive.
The changes in the loss allowance balance are recognized as an impairment loss in the consolidated statements of operations. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the reversal of the previously recognized impairment loss is recorded in the consolidated statements of operations.
Fair value estimation
The fair value of financial assets and financial liabilities are estimated for recognition and measurement or for disclosure purposes. The fair value of financial instruments traded in active markets is based on quoted market prices as of the consolidated statements of financial position date. The quoted market price used for financial assets held by the Group is the current bid price.
The fair value of financial instruments that are not traded in an active market is determined using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing as of the consolidated statements of financial position date. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments.
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
Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition, as financial liabilities held for trading, loans and borrowings, payables, or as derivatives designated as hedging instruments in an effective hedge, as appropriate. All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of directly attributable transaction costs. The Group’s financial liabilities include trade and other payables, exchangeable senior notes (the “Notes”) and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification. Financial liabilities classified as held for trading, including derivative financial instruments entered into by the Group that are not designated as hedging instruments in hedge relationships are recognized at fair value. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments. Gains or losses on liabilities held for trading are recognized in the consolidated statements of operations.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortized cost using the effective interest method (“EIR”). Gains and losses are recognized in the consolidated statements of operations when the liabilities are derecognized as well as through the EIR amortization process. Amortized cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of operations.
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
Refer to Note 15, "Shareholders' Equity," for the terms and conditions on preference, ordinary and restricted shares.
Dividends
Provision is made for any dividend declared, being appropriately authorized and no longer at the discretion of the entity, on or before the end of the reporting period but not distributed at the end of the reporting period.
Royalties
Royalties payable are recognized as an expense on an accruals basis in accordance with the applicable royalty agreement.
New accounting standards not yet adopted
IFRS 15, Revenue from Contracts with Customers, was issued in May 2014, and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to customers.
The new revenue standard supersedes all current revenue recognition requirements under IFRS. Either a full retrospective application or modified retrospective application is required for annual periods beginning on or after January 1, 2018. The standard is applicable for our fiscal year ending June 30, 2019. We have assessed the new standard, including completing our contract reviews and evaluation of the incremental costs of obtaining a contract. Based on our assessment, we will be adopting the requirements of the new standard in the first quarter of fiscal 2019, utilizing the full retrospective method of transition.

The primary impact of adopting the new standard relates to our on-premises term-based licenses, as under IFRS 15, the requirement to have vendor specific objective evidence (VSOE) for undelivered elements is eliminated. Our term-based licenses include the delivery of software and support services as well as unspecified future updates. Under our current policies, we recognize revenue for these contracts ratably over the life of the service period. In contrast, under IFRS 15, we will estimate the standalone selling price associated with the software license and the support services separately and recognize license revenue upon delivery of the initial software at the outset of the arrangement. Upon adoption, unused maintenance upon server product upgrades will be allocated between maintenance, perpetual license and other revenue. Under our current policy it is allocated in-full to perpetual license revenue.

The impact of adopting the new standard as it relates to the incremental costs of obtaining a contract was not material to our fiscal 2018 and fiscal 2017 financial statements.
Select consolidated statements of operations line items which reflect the adoption of IFRS 15 are as follows:

	Year ended June 30, 2018
	As Reported	IFRS 15 Adjustment	As Adjusted
	(U.S. $ in thousands)
Revenues:
Subscription	$403,214	$7,480	$410,694
Maintenance	325,898	613	326,511
Perpetual license	85,481	(2,310)	83,171
Other	59,357	1,245	60,602
Total revenues	873,950	7,028	880,978
Total operating expenses	755,008	(675)	754,333
Operating loss	(53,748)	7,703	(46,045)
Income tax expense	(53,507)	(1,794)	(55,301)
Net loss	$(119,341)	$5,909	$(113,432)

	Year ended June 30, 2017
	As Reported	IFRS 15 Adjustment	As Adjusted
	(U.S. $ in thousands)
Revenues:
Subscription	$242,128	$7,695	$249,823
Maintenance	265,521	(1,068)	264,453
Perpetual license	74,565	(507)	74,058
Other	37,722	628	38,350
Total revenues	619,936	6,748	626,684
Total operating expenses	563,861	(504)	563,357
Operating loss	(63,086)	7,252	(55,834)
Income tax benefit	17,148	(2,197)	14,951
Net loss	$(42,504)	$5,055	$(37,449)

Select consolidated statements of financial position line items, which reflect the adoption of IFRS 15 are as follows:

	As of June 30, 2018
	As Reported	IFRS 15 Adjustment	As Adjusted
	(U.S. $ in thousands)
Current assets:
Prepaid expenses and other current assets	$28,219	$1,576	$29,795
Non-current assets:
Deferred tax assets	64,662	(5,442)	59,220
Other non-current assets	112,221	1,180	113,401
Current liabilities:
Deferred revenue	340,834	(16,440)	324,394
Non-current liabilities:
Deferred tax liabilities	12,051	109	12,160
Deferred revenue	19,386	(909)	18,477
Equity
Accumulated deficit	$(142,570)	$14,554	$(128,016)

	As of June 30, 2017
	As Reported	IFRS 15 Adjustment	As Adjusted
	(U.S. $ in thousands)
Current assets:
Prepaid expenses and other current assets	$23,317	$822	$24,139
Non-current assets:
Deferred tax assets	188,239	(3,341)	184,898
Other non-current assets	9,269	778	10,047
Current liabilities:
Deferred revenue	245,306	(10,541)	234,765
Non-current liabilities:
Deferred tax liabilities	43,950	416	44,366
Deferred revenue	10,691	(261)	10,430
Equity
Accumulated deficit	$(23,229)	$8,645	$(14,584)
Adoption of the standard related to revenue recognition had no impact to cash provided by or used in operating, financing, or investing activities on our consolidated cash flows statements.
In January 2016, the IASB issued IFRS 16, Leases, which supersedes the existing leases standard, IAS 17, Leases, and related interpretations. The standard introduces a single lessee accounting model and requires a lessee to recognize all leases with a term of more than 12 months, as assets and liabilities on its statement of financial position. The standard also contains enhanced disclosure requirements for lessees and is effective for the Group beginning for its fiscal year ending June 30, 2020, though early adoption is permitted for companies that early adopt IFRS 15. The Group is currently evaluating the impact of adopting the standard on its consolidated financial statements.
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
These include product performance, technology, economic and political environments, and future product expectations. If an impairment trigger exists, the recoverable amount of the asset is determined. No indicators of impairment existed that were significant enough to warrant such assets to be tested for impairment in the fiscal years ended June 30, 2018, 2017 and 2016.
Impairment of financial instruments
The Group assesses the credit risk for financial instruments and establishes a loss allowance for impairment that represents its estimate of incurred losses in respect of financial instruments.
4. Group Information
As of June 30, 2018, the Group’s subsidiaries, all of which are wholly-owned, were as follows:

Name	Country of Incorporation
Atlassian (UK) Limited	United Kingdom, United States of America
Atlassian (UK) Holdings Limited	United Kingdom, United States of America
Atlassian (Australia) Limited	United Kingdom, United States of America
Atlassian (Global) Limited	United Kingdom
Atlassian (UK) Operations Limited	United Kingdom
Atlassian, Inc.	United States of America
Atlassian LLC	United States of America
Atlassian Network Services, Inc.	United States of America
Dogwood Labs, Inc.	United States of America
Trello, Inc.	United States of America
Atlassian Australia 1 Pty Ltd	Australia
Atlassian Australia 2 Pty Ltd	Australia
Atlassian Corporation Pty. Ltd.	Australia
Atlassian Pty Ltd	Australia
Atlassian Capital Pty. Ltd.	Australia
MITT Australia Pty Ltd	Australia
MITT Trust	Australia
Atlassian K.K.	Japan
Atlassian Germany GmbH	Germany
Atlassian Holdings B.V.	Netherlands
Atlassian Philippines, Inc.	Philippines
Atlassian France	France
Atlassian B.V.	Netherlands
Atlassian India LLP	India
5. Financial Risk Management
The Group's activities expose it to a variety of financial risks: market risk (including currency risk, equity price risk, and interest rate risk), credit risk and liquidity risk. The Group's overall risk management approach focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the financial performance of the Group.
Management regularly reviews the Group's risk management objectives to ensure that risks are identified and managed appropriately. The Board of Directors is made aware of and reviews management's risk assessments prior to entering into significant transactions.

Market risk
Currency risk
The Group operates globally and is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. Our exposures primarily consist of the Australian dollar, British pound, Euro, Japanese yen, Philippine peso, Indian rupee and Swiss franc. Foreign exchange risk arises from commercial transactions and recognized financial assets and liabilities denominated in a currency other than the U.S. dollar. The Group’s foreign exchange policy is reviewed annually by the Group’s audit committee and requires the Group to monitor its foreign exchange exposure on a regular basis.
All of our sales contracts are denominated in U.S. dollars, and our operating expenses are generally denominated in the local currencies of the countries where our operations are located. We therefore benefit from a strengthening of the U.S. dollar and are adversely affected by the weakening of the U.S. dollar.
We have a cash flow hedging program in place and enter into derivative transactions to manage certain foreign currency exchange risks that arise in the Group’s ordinary business operations. We recognize all derivative instruments as either assets or liabilities on our consolidated statements of financial position and measure them at fair value. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting.
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
Balance sheet hedging
We also enter into foreign exchange forward contracts to hedge a portion of certain foreign currency denominated as monetary assets and liabilities to reduce the risk that such foreign currency will be adversely affected by changes in exchange rates. These contracts hedge monetary assets and liabilities that are denominated in non-functional currencies and are carried at fair value with changes in the fair value recorded to other non-operating income (expense), net on our consolidated statements of operations. These contracts do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives are intended to offset gains and losses on the monetary assets and liabilities being hedged.

Foreign currency sensitivity
A sensitivity analysis performed on our hedging portfolio as of June 30, 2018 indicated that a hypothetical 10% strengthening of the U.S. dollar against other currencies applicable to our business would decrease the fair value of our foreign currency contracts by $18.8 million. A hypothetical 10% weakening of the U.S. dollar against other currencies would increase the fair value of our foreign currency contracts by $18.8 million.
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
Equity Price Risk
The Group is exposed to equity price risk in connection with our Notes, including exchange and settlement provisions based on the price of our Class A ordinary shares at exchange or maturity of the Notes. In addition, the capped call transactions associated with the Notes also include settlement provisions that are based on the price of our Class A ordinary shares. The amount of cash we may receive from capped call counterparties in connection with the capped calls is determined by the price of our Class A ordinary shares.

A sensitivity analysis performed on the Notes embedded exchange derivative and capped call transactions indicates that a hypothetical 10% increase in our share price would increase the fair value of the Notes embedded exchange derivative by $46.7 million and increase the fair value of the capped call transactions by $15.9 million. A hypothetical 10% decrease in our share price would decrease the fair value of the Notes embedded exchange derivative by $43.0 million and increase the fair value of the capped call transactions by $16.2 million.
Interest rate risk
Our cash equivalents and investment portfolio are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates. As of June 30, 2018, the Group had cash and cash equivalents totaling $1.4 billion and short-term investments totaling $323.1 million.

A sensitivity analysis performed on our portfolio indicated that a hypothetical 100 basis point increase in interest rates at June 30, 2018 and 2017 would result in a $1.7 million and $2.0 million decrease in the market value of our investments, respectively. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.
Credit risk
The Group is exposed to credit risk arising from cash and cash equivalents, deposits with banks and financial institutions, investments, foreign exchange derivative contracts, and capped call transactions related to our issuance of the Notes, as well as credit exposures to customers, including outstanding receivables and committed transactions. Credit risk is managed on a Group basis.
The Group has a minimum credit rating requirement for banks and financial institutions with which it transacts. The Group’s investments are governed by a corporate investment policy with a minimum credit ratings and concentration limits for all securities.
The Group is exposed to credit risk in the event of non-performance by the counterparties to our foreign exchange derivative contracts and our capped call transactions at maturity. To reduce the credit risk, we continuously monitor credit quality of our counterparties to such derivatives. We believe the risk of non-performance under these contracts is remote.
The Group's customer base is highly diversified, thereby limiting credit risk. The Group manages its credit risk with customers by closely monitoring its receivables. Sales are typically settled using major credit cards, mitigating credit risk. Our credit policy typically requires payment within 30-45 days, and we establish credit limits for each customer based on our internal guidelines. No one customer accounted for more than 10% of total revenues during each of the fiscal years ended June 30, 2018, 2017 or 2016.

Liquidity risk
Liquidity risk is the risk that the group will encounter difficulty in meeting its obligations associated with its financial liabilities as they fall due.
The table below present the contractual undiscounted cash flows relating to the Group’s financial liabilities at the balance sheet date. The cash flows are grouped based on the remaining period to the contractual maturity date. The Group has sufficient funds to meet these commitments as they become due.
Contractual maturities of financial liabilities are as follows:

	Up to 12 Months	Greater than 12 Months	Total
	(U.S. $ in thousands)
As of June 30, 2018
Financial liabilities:
Trade and other payables	$113,105	$—	$113,105
Exchangeable senior notes, net	—	1,000,000	1,000,000
	$113,105	$1,000,000	$1,113,105
As of June 30, 2017
Financial liabilities:
Trade and other payables	$73,192	$—	$73,192
Other non-current liabilities	—	4,969	4,969
	$73,192	$4,969	$78,161
Capital risk management
The primary objective of the Group's capital structure management is to ensure that it maintains an appropriate capital structure to support its business and maximize shareholder value. The Group manages its capital structure and adjusts it based on business needs and economic conditions. During the fiscal year ended June 30, 2018, the Group issued $1.0 billion of exchangeable debt for working capital and other corporate purposes, including acquiring complementary businesses, products, services or technologies.
No material changes were made to the process of managing capital during the fiscal years ended June 30, 2017 and 2016.

To maintain or adjust the capital structure, the Group may return capital to shareholders, issue new shares, or consider external financing alternatives. The Group does not have any present or future plan to pay dividends on its shares.
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
IFRS 13 requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities

•	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable

•	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

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
Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Group's assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and considers factors specific to the asset or liability. There were no transfers between levels during fiscal year 2018 and 2017.
The following table presents the Group’s financial assets and liabilities measured and recognized at fair value as of June 30, 2018, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(U.S. $ in thousands)
Description
Assets
Cash and cash equivalents:
Money market funds	$693,596	$—	$—	$693,596
Commercial paper	—	29,118	—	29,118
Agency securities	—	7,989	—	7,989
Corporate debt securities	—	1,000	—	1,000
U.S. treasury securities	—	18,968	—	18,968
Total cash and cash equivalents	693,596	57,075	—	750,671
Investments:
U.S. treasury securities	—	52,700	—	52,700
Agency securities	—	22,015	—	22,015
Certificates of deposit and time deposits	—	58,824	—	58,824
Commercial paper	—	35,372	—	35,372
Corporate debt securities	—	157,883	—	157,883
Municipal securities	—	—	—	—
Total investments	—	326,794	—	326,794
Derivative assets	—	63	—	63
Capped call transactions	—	—	99,932	99,932
Total assets	693,596	383,932	99,932	1,177,460
Liabilities
Derivative liabilities	—	5,417	—	5,417
Notes embedded exchange derivative	—	—	202,553	202,553
Total liabilities	$—	$5,417	$202,553	$207,970

As of June 30, 2018, the Group had $323.1 million of investments which were classified as short-term investments on the Group’s consolidated statements of financial position. Additionally, the Group had certificates of deposit and time deposits totaling $3.6 million which were classified as long-term and were included in other non-current assets on the Group’s statement of financial position. As of June 30, 2018 and 2017, the Group’s short-term investments were classified as debt instruments at fair value through other comprehensive income.

Assets and Liabilities Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)

The Notes embedded exchange derivative and capped call transactions (“Exchange and Capped Call Derivatives”) are measured at fair value using Black-Scholes option pricing models that utilizes both observable and unobservable market inputs.

Exchange and Capped Call Derivatives are classified as level 3 as the Group uses stock price volatility implied from options traded with a substantially shorter term, which makes this an unobservable input that is significant to the valuation. The stock price volatility as of June 30, 2018, ranged from 32.7% to 36.3%. Other inputs that are observable and significant for the valuation includes our stock price and time to expiration of the options.

In general, an increase in our stock price volatility would increase the fair value of the derivatives and would result in a net loss. The future impact on the other non-operating income (expense), net depends on how significant volatility changes independently and in relation to other inputs. As of June 30, 2018, a 10% higher volatility, holding other inputs constant would result in an approximately $23.5 million of additional loss.

The following table illustrates the changes in the balances of the capped call transaction and Notes embedded exchange derivative liability associated with the Notes, as reported in other non-current assets and other non-current liabilities in the consolidated statements of financial position:

	Capped Call Transactions	Notes Embedded Exchange Derivative
	(U.S. $ in thousands)
Balance as of June 30, 2017	$—	$—
Additions	87,700	(177,907)
Changes in unrealized gains (losses)	12,232	(24,646)
Balance as of June 30, 2018	$99,932	$(202,553)
The following table presents the Group’s financial assets and liabilities measured and recognized at fair value as of June 30, 2017, by the level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(U.S. $ in thousands)
Description
Cash and cash equivalents:
Money market funds	$78,564	$—	$—	$78,564
Commercial paper	—	2,749	—	2,749
Total cash and cash equivalents	78,564	2,749	—	81,313
Investments:
U.S. treasury securities	—	61,676	—	61,676
Agency securities	—	16,654	—	16,654
Certificates of deposit and time deposits	—	44,101	—	44,101
Commercial paper	—	33,928	—	33,928
Corporate debt securities	—	148,546	—	148,546
Municipal securities	—	4,788	—	4,788
Total investments	—	309,693	—	309,693
Derivative assets	—	3,252	—	3,252
Total assets	$78,564	$315,694	$—	$394,258
As of June 30, 2017, the Group had $305.5 million of investments which were classified as short-term investments on the Group’s consolidated statements of financial position. Additionally, the Group had certificates of deposit and time deposits totaling $4.2 million which were classified as long-term and were included in other non-current assets on the Group’s consolidated statements of financial position.
The Group's financial assets include cash and cash equivalents, trade receivables, tax receivables, and short-term and long-term deposits with fixed interest rates.
As of June 30, 2018, the Group’s investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
Investments
U.S. treasury securities	$52,809	$—	$(109)	$52,700
Agency securities	22,097	—	(82)	22,015
Certificates of deposit and time deposits	58,824	—	—	58,824
Commercial paper	35,372	—	—	35,372
Corporate debt securities	158,538	14	(669)	157,883
Total investments	$327,640	$14	$(860)	$326,794

As of June 30, 2017, the Group’s investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
Investments
U.S. treasury securities	$61,760	$—	$(84)	$61,676
Agency securities	16,740	—	(86)	16,654
Certificates of deposit and time deposits	44,101	—	—	44,101
Commercial paper	33,928	—	—	33,928
Corporate debt securities	148,634	52	(140)	148,546
Municipal securities	4,789	—	(1)	4,788
Total investments	$309,952	$52	$(311)	$309,693

The table below summarizes the Group’s investments by remaining contractual maturity based on the effective maturity date:

	As of June 30,
	2018	2017
	(U.S. $ in thousands)
Recorded as follows:
Due in one year or less	$277,087	$223,562
Due after one year	49,707	86,131
Total investments	$326,794	$309,693
Derivative financial instruments
The group have derivative instruments that are used for hedging activities as discussed below and derivative instruments relating to the Notes and the capped calls as discussed in Note 14: Exchangeable Senior Notes.
The fair value of the derivative instruments were as follows:

	Statement of Financial Position Location	Fair Value As of June 30, 2018	Fair Value As of June 30, 2017
		(U.S. $ in thousands)
Derivative assets
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Prepaid expenses and other current assets	$39	$2,915
Foreign exchange forward contracts	Other non-current assets	3	249
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Prepaid expenses and other current assets	21	88
Total derivative assets		$63	$3,252
Derivative liabilities
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Trade and other payables	$5,006	$—
Foreign exchange forward contracts	Other non-current liabilities	204	—
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Trade and other payables	207	—
Total derivative liabilities		$5,417	$—
The following table sets forth the notional amounts of our derivative instruments at June 30, 2018 (in thousands):

	Notional Amounts of Derivative Instruments
	Notional Amount by Term to Maturity			Classification by Notional Amount
	Under 12 months	Over 12 months	Total	Cash Flow Hedge	Non Hedge	Total
Foreign exchange forward contracts	$188,633	$12,492	$201,125	$180,898	$20,227	$201,125
The following table sets forth the notional amounts of our derivative instruments at June 30, 2017 (in thousands):

	Notional Amounts of Derivative Instruments
	Notional Amount by Term to Maturity			Classification by Notional Amount
	Under 12 months	Over 12 months	Total	Cash Flow Hedge	Non Hedge	Total
Foreign exchange forward contracts	$100,470	$8,707	$109,177	$99,662	$9,515	$109,177

The effects of derivatives designated as hedging instruments on our consolidated financial statements were as follows (amounts presented are prior to any income tax effects):

	Foreign Exchange Forward Contracts
	Fiscal Year Ended June 30,
	2018	2017
	(U.S. $ in thousands)
Gross unrealized gain (loss) recognized in other comprehensive income	$(5,730)	$4,517
Net gain reclassified from cash flow hedge reserve into profit or loss - effective portion	$2,599	$1,356
Gain (loss) recognized into profit or loss - ineffective portion	$12	$(3)

6. Other Non-operating Income (Expense), Net
Other non-operating income (expense), net consisted of the following:

	Fiscal Year Ended June 30,
	2018	2017	2016
	(U.S. $ in thousands)
Exchange derivative allocated issuance costs	$(1,785)	$—	$—
Net unrealized loss on exchange derivative and capped calls	(12,414)	—	—
Foreign currency exchange gain (loss), net	(413)	(93)	376
Contributions to Atlassian Foundation	(1,856)	(1,620)	(1,463)
Other income	1,311	371	15
Other non-operating income (expense), net	$(15,157)	$(1,342)	$(1,072)

7. Expenses
Loss before income tax benefit (expense) included the following expenses:

	Fiscal Year Ended June 30,
	2018	2017	2016
	(U.S. $ in thousands)
Depreciation:
Equipment	$1,214	$1,022	$762
Computer hardware and software	11,543	23,729	9,537
Furniture and fittings	1,485	1,016	720
Leasehold improvements	7,915	5,923	3,416
Total depreciation	22,157	31,690	14,435
Amortization:
Patents and trademarks	6,990	2,907	31
Customer relationships	29,100	12,361	55
Acquired developed technology	21,188	14,588	7,405
Total amortization	57,278	29,856	7,491
Total depreciation and amortization	$79,435	$61,546	$21,926

Employee benefits expense:
Salaries and wages	$273,326	$201,953	$149,506
Variable compensation	33,067	19,260	14,260
Payroll taxes	30,478	20,792	14,250
Share-based payment expense	162,873	137,448	75,480
Defined contribution plan expense	16,839	13,041	10,105
Contractor expense	23,666	16,333	18,352
Other	44,877	34,605	31,946
Total employee benefits expense	$585,126	$443,432	$313,899
8. Income Tax
The major components of income tax benefit for the fiscal years ended June 30, 2018, 2017 and 2016 are as follows:

	Fiscal Year Ended June 30,
	2018	2017	2016
	(U.S. $ in thousands)
Current income tax:
Current income tax charge	$(1,956)	$(11,518)	$(6,475)
Adjustments in respect of current income tax of previous years	(48)	(25)	989
Deferred tax:
Benefit (expense) relating to origination and reversal of temporary differences	(18,140)	28,061	17,041
Adjustments in respect of temporary differences of previous years	(33,363)	630	(2,275)
Income tax benefit (expense)	$(53,507)	$17,148	$9,280
A reconciliation between income tax benefit and the product of accounting income (loss) multiplied by the United Kingdom's domestic tax rate for the fiscal years ended June 30, 2018, 2017 and 2016, is as follows:

	Fiscal Year Ended June 30,
	2018	2017	2016
	(U.S. $ in thousands)
Loss before income tax benefit (expense)	$(65,834)	$(59,652)	$(4,907)
At the United Kingdom's statutory income tax rate of 19%, 19.75%, and 20.00% in fiscal 2018, 2017 and 2016, respectively	12,508	11,781	983
Tax effect of amounts that are not taxable (deductible) in calculating taxable income:
Research and development incentive	2,620	18,404	20,673
Non-deductible charges relating to exchangeable senior notes	(3,195)	—	—
Share-based payment	(11,199)	(9,946)	(6,317)
Foreign tax credits not utilized	(81)	—	(4,011)
Amortization of intangible assets that do not give rise to deferred taxes	(31)	(673)	(907)
Non-deductible retention on acquisition	—	(150)	(405)
Non-assessable non-operating items	—	—	7,995
Foreign tax rate adjustment	(4,968)	(1,990)	(7,341)
Adjustment to deferred tax balance	(14,602)	(332)	150
Other items, net	(1,148)	(551)	(254)
	(20,096)	16,543	10,566
Adjustments in respect to current income tax of previous years	(48)	(25)	989
Adjustments in respect to deferred income tax of previous years	(33,363)	630	(2,275)
Income tax benefit (expense)	$(53,507)	$17,148	$9,280

Details of deferred taxes, recognized and unrecognized:

	Consolidated Statements of Financial Position		Consolidated Statements of Operations

	As of June 30,		Fiscal Year Ended June 30,
	2018	2017	2018	2017
	(U.S. $ in thousands)
Depreciation for tax purposes	$2,537	$1,122	$1,415	$4,331
Provisions, accruals and prepayments	7,349	7,560	(211)	1,795
Deferred revenue	28,093	15,275	12,818	11,621
Unrealized foreign currency exchange gains	(410)	(184)	(226)	—
Carried forward tax losses (gains)	850	35,071	(34,221)	29,729
Carried forward tax credits—credited to profit and loss	5,456	46,412	(41,546)	9,709
Intangible assets	16,620	(34,060)	50,680	9,091
Tax benefit (expense) from share plans—income	216	30,597	(30,379)	10,695
Tax benefit (expense) from share plans—equity	127	42,846	(123)	(48,012)
Deferred foreign taxes	(10,605)	—	(10,605)	—
Other, net	2,378	(350)	895	(267)
Deferred tax benefit	—	—	$(51,503)	$28,692
Deferred tax assets, net	$52,611	$144,289
Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	$64,662	$188,239
Deferred tax liabilities	(12,051)	(43,950)
Deferred tax assets, net	$52,611	$144,289
Items for which no deferred tax asset has been recognized:
Depreciation and amortization for tax purposes	2,081	$—
Provisions, accruals and prepayments	3,514	—
Deferred revenue	22,541	—
Unrealized foreign currency exchange gains	132	—
Unused tax losses	166,465	2,022
Intangible assets	2,052,484	—
Tax benefit from share plans- income	30,114	—
Tax benefit from share plans- equity	62,760	—
Capital loss	1,391	1,391
Carried forward tax credits- credited to profit and loss	25,524	3,587
Unrealized loss on investments	160	51
Other, net	1,121	—
	$2,368,287	$7,051

	2018	2017
	(U.S. $ in thousands)
Reconciliation of deferred tax assets, net
Balance as of July 1,	$144,289	$120,773
Deferred tax charge (benefit) for the year	(51,503)	28,692
Debited (credited) to equity	(40,091)	34,517
Adjustment in respect of income tax payable	(84)	(7,282)
Impact from business combinations	—	(32,411)
Balance as of June 30,	$52,611	$144,289

The U.S. Tax Cuts and Jobs Act (the “Tax Act”) enacted on December 22, 2017 introduces a number of changes to U.S. income tax law. Among other changes, the Tax Act (i) reduces the U.S. federal corporate tax rate from 35% to 21%, (ii) enacts limitations regarding the deductibility of interest expense, (iii) modifies the provisions relating to the limitations on deductions for executive compensation of publicly traded corporations, (iv) imposes new limitations on the utilization of net operating loss arising in taxable years beginning after December 31, 2017, (v) repeals the corporate alternative minimum tax and provides for a refund of existing alternative minimum tax credits, and (vi) creates new taxes on certain foreign-sourced earnings and certain related-party payments, which are referred to as the global intangible low-taxed income tax and the base erosion tax, respectively. As of June 30, 2018, the Group has completed the accounting for the federal tax effects of the Tax Act, however the Group’s analysis of the state impacts of the Tax Act related state non-conformity with certain provisions of the Tax Act is not yet complete. The accounting for the state impacts of the Tax Act will be completed in fiscal 2019, in accordance with International Accounting Standard 12.

As a result of the new U.S. federal statutory corporate tax rate of 21% contained within the Tax Act, the Group recorded non-cash charges of $16.9 million to tax expense and $16.9 million to equity to revalue the Group’s U.S. net deferred tax assets. Additionally, in December 2017, as a result of the Group’s assessment of the realizability of its U.S. deferred tax assets, the Group recorded non-cash charges of $30.4 million to tax expense and $25.8 million to equity to reduce the carrying value of these assets. Making this decision included consideration of our historical operating results and cumulative losses in the United States. The Group will continue to assess and record any necessary changes to align its deferred tax assets to their realizable value. In December 2017, the Group made changes to its corporate structure to include certain foreign subsidiaries in its U.S. consolidated tax group that resulted in the creation of certain deferred tax assets and liabilities, including a non-recognized deferred tax asset of $2.1 billion related to the fair market value of its intellectual property. The assets are included in the Group’s quarterly assessment and are only recognized to the extent they are determined to be realizable.

The $34.5 million credited to equity in fiscal 2017, primarily represents the deferred tax benefit of share-based payments in excess of the cumulative expense recognized to date of the share-based award. The total deferred tax benefit is determined using the intrinsic value of the share-based award as of each reporting date.
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

	2018	2017
	(U.S. $ in thousands)
Amounts recognized directly in equity:
Current tax—credited (debited) directly to equity	$—	$401
Net deferred tax—credited (debited) directly to equity	(40,091)	34,517
	$(40,091)	$34,918

The Group has the following losses and credits available for offsetting future profit and taxes:

	Expiration	Amount carried forward	Amount recognized as of June 30, 2018
United States net operating loss	June 30, 2032-June 30, 2038	$762,682	$3,774
State net operating loss	June 30, 2024-June 30, 2038	110,770	1,879
United Kingdom net operating loss	None	1,790	304
United States research and development credits	June 30, 2031-June 30, 2038	18,211	121
State research and development credits- California	None	6,672	—
State research and development credits- Texas	June 30, 2036-June 30, 2038	1,617	1,557
Australia research and development credits	None	3,778	3,778
Australia capital loss	None	4,637	—
State enterprise zone credits	June 30, 2020-June 30, 2024	867	—
9. Trade Receivables
The Group’s trade receivables consisted of the following:

	As of June 30,
	2018	2017
	(U.S. $ in thousands)
Trade receivables	$46,770	$26,923
Provision for impairment of receivables	(629)	(116)
	$46,141	$26,807
As of June 30, 2018 two customers accounted for more than 10% of the total trade receivables balance. These customers, both channel partners, represent 15% and 10% of the total trade receivables balance. As of June 30, 2017, one customer, a channel partner, represented 11% of total trade receivables balance.
Impaired trade receivables
As of June 30, 2018 and 2017, the Group had a provision for impaired receivables of $629,000 and $116,000, respectively.
The movements in the provision for impairment of receivables were as follows:

(U.S. $ in thousands)
As of July 1, 2016	$—
Charge for the period	116
As of June 30, 2017	116
Charge for the period	513
As of June 30, 2018	$629

Past due but not impaired
As of June 30, 2018 and 2017, trade receivables that were past due but not impaired totaled $5.0 million and $5.9 million, respectively. These relate to a number of channel partners and customers for whom there is no recent history of default. The aging analysis of these trade receivables is as follows:

	As of June 30,
	2018	2017
	(U.S. $ in thousands)
Up to three months	$4,923	$5,658
Greater than three months	74	276
	$4,997	$5,934
Fair value and credit risk
Due to the short-term nature of these receivables, their carrying amount is assumed to approximate their fair value.
The maximum exposure to credit risk at the end of the reporting period is the carrying amount of each class of receivables mentioned above. The fair value of securities held for certain trade receivables is insignificant, as is the fair value of any collateral sold or repledged. Refer to Note 5, “Financial Risk Management,” for more information on the risk management policy of the Group and the credit quality of the Group's trade receivables.

10. Property and Equipment
Property and equipment, net consisted of the following:

	Equipment	Computer Hardware and Software	Furniture and Fittings	Leasehold Improvements	Total
	(U.S. $ in thousands)
As of June 30, 2017
Opening cost balance	$3,400	$52,141	$5,409	$25,114	$86,064
Additions	1,138	2,106	1,693	9,168	14,105
Disposals	(645)	(794)	(34)	(471)	(1,944)
Effect of change in exchange rates	2	(5)	15	29	41
Closing cost balance	3,895	53,448	7,083	33,840	98,266

Opening accumulated depreciation	(1,727)	(15,390)	(1,444)	(8,741)	(27,302)
Depreciation expense	(1,022)	(23,729)	(1,016)	(5,923)	(31,690)
Effect of change in exchange rates	(2)	1	(6)	6	(1)
Disposals	630	782	17	471	1,900
Closing accumulated depreciation	(2,121)	(38,336)	(2,449)	(14,187)	(57,093)
Net book amount	$1,774	$15,112	$4,634	$19,653	$41,173
As of June 30, 2018
Opening cost balance	$3,895	$53,448	$7,083	$33,840	$98,266
Additions	1,651	247	4,023	28,279	34,200
Disposals	(320)	(44,545)	(83)	(668)	(45,616)
Effect of change in exchange rates	(2)	(3)	8	5	8
Closing cost balance	5,224	9,147	11,031	61,456	86,858

Opening accumulated depreciation	(2,121)	(38,336)	(2,449)	(14,187)	(57,093)
Depreciation expense	(1,214)	(11,543)	(1,485)	(7,915)	(22,157)
Effect of change in exchange rates	(1)	1	(4)	21	17
Disposals	272	43,048	43	668	44,031
Closing accumulated depreciation	(3,064)	(6,830)	(3,895)	(21,413)	(35,202)
Net book amount	$2,160	$2,317	$7,136	$40,043	$51,656

11. Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather tested for impairment at least annually during the fourth quarter.
Goodwill consisted of the following:

Goodwill
(U.S. $ in thousands)
Balance as of July 1, 2016	$7,138
Additions	304,712
Effect of change in exchange rates	50
Balance as of June 30, 2017	311,900
Additions	—
Effect of change in exchange rates	43
Balance as of June 30, 2018	$311,943

Impairment test for goodwill

The Group operates as a single CGU and all goodwill is allocated to this unit. The recoverable amount of goodwill was assessed by comparing the market capitalization of the Group to its book value, among other qualitative factors, when reviewing for indicators of impairment.

There was no impairment of goodwill during the fiscal years ended June 30, 2018, 2017, and 2016.

Intangible assets
Intangible assets consisted of the following:

	Patents, Trademarks and Other Rights	Acquired Developed Technology	Employee Contracts	Customer Relationships	Total
	(U.S. $ in thousands)
As of June 30, 2017
Opening cost balance	$220	$75,926	$3,631	$484	$80,261
Additions	21,525	57,300	—	58,200	137,025
Effect of change in exchange rates	—	103	—	—	103
Closing cost balance	21,745	133,329	3,631	58,684	217,389

Opening accumulated amortization	(135)	(62,480)	(3,631)	(438)	(66,684)
Amortization charge	(2,907)	(14,588)	—	(12,361)	(29,856)
Effect of change in exchange rates	—	(60)	—	—	(60)
Closing accumulated amortization	(3,042)	(77,128)	(3,631)	(12,799)	(96,600)
Net book amount	$18,703	$56,201	$—	$45,885	$120,789
As of June 30, 2018
Opening cost balance	$21,745	$133,329	$3,631	$58,684	$217,389
Effect of change in exchange rates	—	90	—	—	90
Closing cost balance	21,745	133,419	3,631	58,684	217,479

Opening accumulated amortization	(3,042)	(77,128)	(3,631)	(12,799)	(96,600)
Amortization charge	(6,990)	(21,188)	—	(29,100)	(57,278)
Effect of change in exchange rates	—	(24)	—	—	(24)
Closing accumulated amortization	(10,032)	(98,340)	(3,631)	(41,899)	(153,902)
Net book amount	$11,713	$35,079	$—	$16,785	$63,577
As of June 30, 2018, no development costs have qualified for capitalization, and all development costs have been expensed as incurred. As of June 30, 2018, the remaining amortization period for acquired developed technology ranged from approximately one year to three years.
12. Business combinations
Fiscal 2018
The Group did not have any business combinations during the fiscal year ended June 30, 2018.
Fiscal 2017
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

13. Other Balance Sheet Accounts
Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	As of June 30,
	2018	2017
	(U.S. $ in thousands)
Cash and bank deposits	$659,668	$163,107
U.S. treasury securities	18,968	—
Corporate securities	1,000	—
Agency securities	7,989	—
Commercial paper	29,118	2,749
Money market funds	693,596	78,564
Total cash and cash equivalents	$1,410,339	$244,420

Prepaid expenses and other current assets
Prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2018	2017
	(U.S. $ in thousands)
Prepaid expenses	$19,702	$12,984
Accrued interest income on short-term investments	2,642	4,209
Other receivables	3,059	1,736
Other current assets	2,816	4,388
Total prepaid expenses and other current assets	$28,219	$23,317
Other receivables generally arise from transactions outside the normal operating activities of the Group. Interest may be charged at commercial rates where the terms of repayment exceed six months. Collateral is not normally required.
Other non-current assets
Other non-current assets consisted of the following:

	As of June 30,
	2018	2017
	(U.S. $ in thousands)
Security deposits	$5,248	$4,803
Capped call transactions	99,932	—
Other non-current assets	7,041	4,466
	$112,221	$9,269

As of June 30, 2018 and 2017, the Group had certificates of deposit and time deposits totaling $3.7 million and $4.2 million which were classified as long-term and were included in security deposits. Included in the Group’s other non-current assets balance as of June 30, 2018 and 2017 were $6.6 million and $3.3 million respectively, of restricted cash used for commitments of standby letters of credit related to facility leases and were not available for the Group’s use in its operations.

Trade and other payables
Trade and other payables consisted of the following:

	As of June 30,
	2018	2017
	(U.S. $ in thousands)
Trade payables	$17,119	$12,464
Accrued expenses	42,905	24,761
Accrued compensation and employee benefits	28,302	16,687
Retention bonus	410	1,906
Sales and indirect taxes	8,076	6,114
Operating lease payable	1,420	688
Deferred acquisition-related consideration	—	3,300
Foreign exchange forward contracts	5,213	—
Other payables	9,660	7,272
	$113,105	$73,192
Current provisions
Current provisions consisted of the following:

	As of June 30,
	2018	2017
	(U.S. $ in thousands)
Employee benefits	$7,215	$6,162
Current provisions for employee benefits include accrued annual leave and long service leave. Long service leave covers all unconditional entitlements where employees have completed the required period of service and those where employees are entitled to pro rata payments.
Non-current provisions
Non-current provisions consisted of the following:

	As of June 30,
	2018	2017
	(U.S. $ in thousands)
Employee benefits	$2,094	$1,415
Dilapidation provision	2,269	1,918
	$4,363	$3,333
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

Other non-current liabilities
Other non-current liabilities consisted of the following:

	As of June 30,
	2018	2017
	(U.S. $ in thousands)
Deferred rent	$11,777	$4,660
Notes embedded exchange derivative	202,553	—
Other non-current liabilities	655	309
	$214,985	$4,969

14. Exchangeable Senior Notes

2023 Exchangeable Senior Notes

In April 2018, Atlassian, Inc. a wholly owned subsidiary of the Company issued $850 million in aggregate principal amount of Notes due on May 1, 2023. In May, 2018, the initial purchasers of the Notes exercised their option to purchase an additional $150 million in aggregate principal amount of the Notes, bringing the total aggregate principal amount of the Notes to $1 billion. The Notes are senior, unsecured obligations of the Company, and are scheduled to mature on May 1, 2023, unless earlier exchanged, redeemed or repurchased. The Notes bear interest at a rate of 0.625% per year payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2018.

Under certain circumstances and during certain periods, the Notes may be exchanged at the option of the holders into cash. The initial exchange rate for the Notes is 12.2663 of the Company’s Class A ordinary shares per $1,000 principal amount of Notes (equivalent to an initial exchange price of approximately $81.52 per share) and will be subject to customary anti-dilution adjustments. The Notes may also be redeemed under certain circumstances.

In connection with the issuance of the Notes, the Company entered into privately negotiated capped call transactions with certain financial institutions. The capped call transactions are expected to generally offset cash payments due , limited by a capped price per share. The initial cap price of the capped call transactions is $114.42 per share and is subject to certain adjustments under the terms of the capped call transactions.

The net proceeds from the offering of the Notes were approximately $990.0 million, after deducting the initial purchasers’ discounts and commissions and estimated offering expenses. The Company used $87.7 million of the net proceeds of the offering to purchase the capped calls. The remaining net proceeds of the offering will be used for working capital and other general corporate purposes. The Company may also use a portion of the net proceeds to acquire complementary businesses, products, services or technologies.

Impact of Early Exchange Conditions

The Company assesses whether the stock price exchange condition is met at the end of each fiscal quarter. If one of the Notes’ early exchange conditions is met in any fiscal quarter, the Company would classify its net liability under the Notes as a current liability on the consolidated statements of financial position as of the end of that fiscal quarter. If none of the Notes’ early exchange conditions have been met in a future fiscal quarter prior to the one-year period immediately preceding the maturity date, the Company would classify its net liability under the Notes as a non-current liability on the consolidated statements of financial position as of the end of that fiscal quarter. If the note holders elect to convert their Notes prior to maturity, any unamortized discount and transaction fees will be expensed at the time of exchange. As of June 30, 2018, no events were triggered that require the reclassification of the Notes to a current liability.

As of June 30, 2018, the if-exchanged value of the Notes to the note holders was less than the principal amount of $1.0 billion. The fair value of the Notes was $1.033 billion as of June 30, 2018. The Notes currently trade at a premium to the if-exchanged value of the Notes.

Notes Embedded Exchange Derivative

The exchange feature of the Notes requires bifurcation from the Notes and is accounted for as a derivative liability. The fair value of the Notes’ embedded exchange derivative at the time of issuance was $177.9 million and was recorded as original debt discount for purposes of accounting for the debt component of the Notes. This discount is amortized as interest expense using the effective interest method over the term of the Notes. The Notes embedded exchange derivative is carried on the consolidated statements of financial position at its estimated fair value and is adjusted at the end of each reporting period, with unrealized gain or loss reflected in the consolidated statements of operations. The fair value was $202.6 million as of June 30, 2018.

Capped Call Transactions

The capped call transactions expire in May 2023 and must be settled in cash. The aggregate cost of the capped calls was $87.7 million. The capped call transactions are accounted for as derivative assets and are carried on the consolidated statements of financial position at their estimated fair value. The capped calls are adjusted to fair value each reporting period, with unrealized gain or loss reflected in the consolidated statements of operations. The fair value was $99.9 million as of June 30, 2018.

The classification of the Notes embedded exchange derivative liability and the capped calls asset as current or non-current on the consolidated statements of financial position corresponds with the classification of the Notes, is evaluated at each balance sheet date, and may change from time to time depending on whether the early exchange conditions are met.

The principal amount, unamortized debt discount, unamortized issuance costs and net carrying amount of the liability component of the Notes as of June 30, 2018 were as follow:

As of June 30, 2018
(U.S. $ in thousands)
Principal amount	$1,000,000
Unamortized debt discount	(172,464)
Unamortized issuance costs	(7,899)
Net liability	$819,637

The effective interest rate, contractual interest expense and amortization of debt discount for the Notes for the fiscal year ended June 30, 2018 were as follow:

2018
(U.S. $ in thousands)
Effective interest rate	4.83%
Contractual interest expense	1,075
Amortization of debt discount	5,443

15. Shareholders’ Equity
Share capital

	As of June 30,		As of June 30,
	2018	2017	2018	2017
	(number of shares)		(U.S. $ in thousands)
Details
Class A ordinary shares	105,371,800	91,979,704	$10,537	$9,198
Class B ordinary shares	129,942,506	135,283,942	12,994	13,528
	235,314,306	227,263,646	$23,531	$22,726
Movements in Class A ordinary share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of July 1, 2016	75,505,973	$7,550
Conversion of Class B ordinary shares	6,326,879	633
Exercise of share options	5,487,334	549
Issuance for settlement of RSUs	4,510,995	451
Vesting of share options that were early exercised	148,523	15
Balance as of June 30, 2017	91,979,704	9,198
Conversion of Class B ordinary shares	5,861,707	587
Exercise of share options	1,902,084	190
Issuance for settlement of RSUs	5,253,809	525
Vesting of share options that were early exercised	374,496	37
Balance as of June 30, 2018	105,371,800	$10,537
Movements in Class B ordinary share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of July 1, 2016	140,696,234	$14,070
Exercise of share options	914,587	91
Conversion to Class A ordinary shares	(6,326,879)	(633)
Balance as of June 30, 2017	135,283,942	13,528
Exercise of share options	520,271	53
Conversion to Class A ordinary shares	(5,861,707)	(587)
Balance as of June 30, 2018	129,942,506	$12,994
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

16. Reserves
Reserves comprise the following:

	As of June 30,
	2018	2017	2016
	(U.S. $ in thousands)
Reserves
Share premium	$454,766	$450,959	$441,734
Other capital reserves	557,100	437,346	244,335
Cash flow hedge reserve	(3,624)	2,215	—
Foreign currency translation reserve	4,407	4,289	4,149
Investments at fair value through other comprehensive income reserve	(844)	(258)	550
Total reserves	$1,011,805	$894,551	$690,768

Amount
(U.S. $ in thousands)
Share premium
Balance as of July 1, 2016	$441,734
Share options exercise	8,858
Early exercise vesting	367
Balance as of June 30, 2017	450,959
Share options exercise	3,761
Early exercise vesting	46
Balance as of June 30, 2018	$454,766

Amount
(U.S. $ in thousands)
Other capital reserves
Balance as of July 1, 2016	$244,335
Share issuance for settlement of RSUs	(451)
Replacement equity awards related to business combination	20,193
Share-based payments	137,458
Tax benefit from share plans	35,811
Balance as of June 30, 2017	437,346
Share issuance for settlement of RSUs	(525)
Share-based payments	162,873
Tax benefit from share plans	140
Reduction in deferred tax assets	(42,734)
Balance as of June 30, 2018	$557,100

Amount
(U.S. $ in thousands)
Cash flow hedge reserve
Balance as of July 1, 2016	$—
Net gain on derivative instruments	2,215
Balance as of June 30, 2017	2,215
Net loss on derivative instruments	(5,839)
Balance as of June 30, 2018	$(3,624)

Amount
(U.S. $ in thousands)
Foreign currency translation reserve
Balance as of July 1, 2016	$4,149
Translation adjustment	140
Balance as of June 30, 2017	4,289
Translation adjustment	118
Balance as of June 30, 2018	$4,407

Amount
(U.S. $ in thousands)
Investments at fair value through other comprehensive income reserve
Balance as of July 1, 2016	$550
Net change in unrealized gain (loss) on investments classified at fair value through other comprehensive income, net of tax	(808)
Balance as of June 30, 2017	(258)
Net change in unrealized gain (loss) on investments classified at fair value through other comprehensive income	(586)
Balance as of June 30, 2018	$(844)

Share premium

Share premium consists of additional consideration for shares above the nominal value of shares in issue.

Other capital reserves

Capital redemption and merger reserves
The Company has capital redemption and merger reserves of $35.0 million at June 30, 2018, 2017 and 2016. They are comprised of a $98.0 thousand capital redemption reserve that is a non-distributable reserve arising on the redemption of redeemable shares and a $34.9 million merger reserve representing the difference between the nominal value of the shares issued by the Company in a prior reorganization and the share capital and share premium account prior to reorganization.

Share-based payments reserve

Share-based payments represent the current period’s expense related to the fair value of RSUs and share options issued to employees. Tax benefits from share plans represent the deferred tax benefit of share-based payments in excess of the expense already recognized over the life of the share-based award. The total deferred tax benefit is determined using the intrinsic value of the share-based award as at the reporting date. Issuance of ordinary shares for settlement of RSUs represents the release of ordinary shares to our employees as RSUs vest. Shares withheld related to net share settlement of RSUs represents the portion of employees' RSUs that were withheld to meet their withholding tax obligations upon the IPO vesting event. This settlement option was only offered upon our IPO, and following the IPO, employees’ RSUs are sold in order to cover their tax obligations.

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

17. Earnings Per Share
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
A reconciliation of the calculation of basic and diluted earnings (loss) per share is as follows:

	Fiscal Year Ended June 30,
	2018	2017	2016
	(U.S. $ in thousands, except per share data)
Numerator:
Net income (loss)	$(119,341)	$(42,504)	$4,373
Less: Allocation of earnings to preference shares—basic	—	—	(274)
Net income (loss) attributable to ordinary shareholders—basic	(119,341)	(42,504)	4,099
Add: Reallocation of earnings to ordinary shares	—	—	14
Net income (loss) attributable to ordinary shareholders—diluted	$(119,341)	$(42,504)	$4,113
Denominator:
Weighted-average ordinary shares outstanding—basic	231,184	222,224	182,773
Effect of potentially dilutive shares:
Share options and RSUs	—	—	10,708
Weighted-average ordinary shares outstanding—diluted	231,184	222,224	193,481
Net income (loss) per share attributable to ordinary shareholders:
Basic net income (loss) per share	$(0.52)	$(0.19)	$0.02
Diluted net income (loss) per share	$(0.52)	$(0.19)	$0.02

For fiscal years ended June 30, 2018 and June 30, 2017, 12.8 million and 13.8 million, respectively of potentially anti-dilutive shares were excluded from the computation of net loss per share.

18. Commitments
The Group leases various offices in locations such as Amsterdam, the Netherlands; the San Francisco Bay Area, California, New York, New York, and Austin, Texas, United States; Sydney, Australia; Manila, the Philippines; Bengaluru, India; and Yokohama, Japan under non-cancellable operating leases expiring within one to eleven years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. The Group incurred rent expense on its operating leases of $23.6 million, $12.2 million, and $8.3 million during the fiscal years ended June 30, 2018, 2017 and 2016, respectively.
Additionally, the Group has a contractual commitment for services with a third-party related to its data centers. These commitments are non-cancellable and expire within one year.
Commitments for minimum lease payments in relation to non-cancellable operating leases and purchase obligations in relation to our colocation data centers as of June 30, 2018 were as follows:

	Operating Leases	Other Contractual Commitments	Total
	(U.S. $ in thousands)
Fiscal Period:
Year ending 2019	$32,530	$25,753	$58,283
Years ending 2020 - 2023	132,543	—	132,543
Thereafter	163,112	—	163,112
Total commitments	$328,185	$25,753	$353,938

19. Related Party Transactions
Key management personnel compensation
All directors and executive management have authority and responsibility for planning, directing and controlling the activities of the Group, and are considered to be key management personnel.
Compensation for the Company's key management personnel is as follows:

	Fiscal Year Ended June 30,
	2018	2017	2016
	(U.S. $ in thousands)
Executive management
Short-term compensation and benefits	$2,991	$2,860	$3,365
Post-employment benefits	99	100	96
Share-based payments	9,335	26,030	15,985
	$12,425	$28,990	$19,446
Board of directors
Cash remuneration	$362	$388	$241
Share-based payments	1,577	1,825	1,482
	$1,939	$2,213	$1,723

20. Geographic Information
The Group’s revenues by geographic region based on end-users who purchased our products or services are as follows:

	Fiscal Year Ended June 30,
	2018	2017	2016
	(U.S. $ in thousands)
Americas	$435,471	$312,514	$232,793
EMEA	346,362	242,496	178,087
Asia Pacific	92,117	64,926	46,178
	$873,950	$619,936	$457,058
Revenues from the United States totaled approximately $381 million, $276 million, and $206 million for the fiscal years ended June 30, 2018, 2017, and 2016, respectively. Revenues from our country of domicile, the United Kingdom, totaled approximately $63 million, $46 million, and $34 million for the fiscal years ended June 30, 2018, 2017, and 2016, respectively.

	Fiscal Year Ended June 30,
	2018	2017
	(U.S. $ in thousands)
Non-current operating assets
United States	$411,188	$449,504
Australia	16,692	20,988
	$427,880	$470,492
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
RSU grants generally vest 25% on the one year anniversary and 1/12th of the remaining RSUs vest over the remaining three years, on a quarterly basis thereafter. Individuals must continue to provide services to a Group entity in order to vest.
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

Under the Option Plans, share options have a contractual life of seven to ten years and typically follow a standard vesting schedule over a 4 year period: 25% vest on the one year anniversary and 1/48th monthly vesting for the 36 months thereafter. Individuals must continue to provide services to a Group entity in order to vest. Upon termination, all unvested options are forfeited and vested options must generally be exercised within three months.
RSU and Class A ordinary share option activity was as follows:

		Share Options
	Shares Available for Grant	Outstanding	Weighted Average Exercise Price	RSUs Outstanding
Balance as of July 1, 2016	17,529,216	9,311,825	$2.04	12,204,353
Increase in shares authorized:
2015 Plan	10,817,923	—	—	—
RSUs granted	(5,938,291)	—	—	5,938,291
RSUs canceled	1,214,176	—	—	(1,214,176)
RSUs settled	—	—	—	(4,510,995)
Replacement share options granted	(980,573)	980,573	0.72	—
Share options exercised	—	(5,487,334)	1.64	—
Share options canceled	162,403	(162,403)	2.70	—
Equity awards granted in relation to business combination	(1,225,691)	—	—	—
Repurchase of early exercised options	18,750	—	—	—
Balance as of June 30, 2017	21,597,913	4,642,661	$2.21	12,417,473
Increase in shares authorized:
2015 Plan	11,423,916	—	—	—
RSUs granted	(4,390,298)	—	—	4,390,298
RSUs canceled	1,951,289	—	—	(1,951,289)
RSUs settled	—	—	—	(5,253,809)
Share options exercised	—	(1,902,084)	1.93	—
Share options canceled	17,395	(17,395)	1.45	—
Balance as of June 30, 2018	30,600,215	2,723,182	2.41	9,602,673
Share options vested and exercisable as of June 30, 2017	—	3,074,737	$2.31
Share options vested and exercisable as of June 30, 2018	—	1,983,464	$2.50
The 2014 Plan and the Option Plans were terminated in connection with our IPO, and accordingly, no shares are available for issuance under these plans.
The weighted-average remaining contractual life for options outstanding as of June 30, 2018 and June 30, 2017 was 4.1 years and 4.7 years, respectively.
Options exercisable as of June 30, 2018 and June 30, 2017, had a weighted-average remaining contractual life of approximately 3.3 years and 3.6 years, respectively.

The following table summarizes information about share options outstanding as of June 30, 2018:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price	Weighted- Average Remaining Years
$0.59 - 0.66	385,963	$0.63	162,945	$0.61	6.01
$1.14 - 1.59	212,391	1.35	123,296	1.50	2.07
$1.92 - 2.16	166,967	2.06	166,967	2.06	1.39
$2.40 - 2.92	740,363	2.46	740,363	2.46	1.86
$3.18	1,217,498	3.18	789,893	3.18	4.75
	2,723,182	$2.41	1,983,464	$2.50	3.32
The following table summarizes information about share options outstanding as of June 30, 2017:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Number Exercisable	Weighted- Average Exercise Price	Weighted- Average Remaining Years
$0.42 - 0.66	947,459	$0.61	354,112	$0.60	3.07
$1.14 - 1.59	405,667	1.36	260,611	1.47	2.72
$1.92 - 2.16	340,783	2.05	340,783	2.05	2.38
$2.40 - 2.92	1,310,942	2.46	1,302,133	2.45	2.86
$3.18	1,637,810	3.18	817,098	3.18	5.41
	4,642,661	$2.21	3,074,737	$2.31	3.50
Class B ordinary share option activity was as follows:

	Shares Available for Grant	Outstanding Share Options	Weighted- Average Exercise Price
Balance as of July 1, 2016	—	1,434,858	$0.56
Exercised	—	(914,587)	$0.55
Balance as of June 30, 2017	—	520,271	$0.63
Exercised	—	(520,271)	$0.61
Balance as of June 30, 2018	—	—	$—
There were no Class B ordinary share options available for exercise as of June 30, 2018. Class B ordinary share options exercisable as of June 30, 2017 had a weighted-average remaining contractual life of approximately 0.9 years. Class B ordinary share options are denominated in Australian dollars.
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
The weighted-average grant date fair value of the RSUs issued during the fiscal years ended June 30, 2018 and 2017 was $41.70 per share and $29.16 per share, respectively.
There were no share options granted during the fiscal year ended June 30, 2018. The Company granted 980,573 replacement share options exercisable for Class A ordinary shares with a weighted-average exercise price of $0.72 per share in connection with the Group’s acquisition of Trello during the fiscal year ended June 30, 2017. The fair value of the share option grants were estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions and fair value per share:

	Fiscal Year Ended June 30,
	2018	2017	2016
Fair value of underlying shares	n/a	$28.16	n/a
Exercise price	n/a	$0.59 - 1.14	n/a
Expected volatility	n/a	41%	n/a
Expected term (in years)	n/a	4.5 - 6.0	n/a
Risk-free interest rate	n/a	1.9%	n/a
Dividend yield	n/a	—%	n/a
Weighted-average fair value per share option	n/a	$27.51	n/a
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
As of June 30, 2018, the Group had an aggregate of $133.2 million of future period share-based payment expense related to all equity awards outstanding, net of estimated forfeitures, to be amortized over a weighted-average period of 1.4 years.
Early exercises of share options
As of June 30, 2018 and 2017, outstanding shares included 827,871 and 1,214,689 shares, respectively, that are subject to repurchase as they were early exercised and unvested. The Company retains the right to repurchase, at the original exercise price, any unvested (but issued) shares during the repurchase period following employee termination. These amounts have been recorded on the consolidated statements of financial position as a liability as of June 30, 2018 and 2017. Amounts reclassified into contributed equity during the fiscal years ended June 30, 2018 and 2017 as a result of the vesting of the early exercised shares was $0.1 million and $0.4 million, respectively.