Form 20-F
period 2019-06-30
Atlassian Corp Plc
filed 2019-08-23
CIK 1650372

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2019
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

Stuart Fagin
Deputy General Counsel
Atlassian Corporation Plc
Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
415.701.1110
(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Ordinary Shares	TEAM	NASDAQ Global Select Market
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Class B Ordinary Shares

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of June 30, 2019, 118,184,933 Class A Ordinary Shares and 124,722,559 Class B Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files. Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer, “accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act. :
Large accelerated filer ☑  Accelerated filer ☐  Non-accelerated filer ☐  Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data
The following tables summarize our selected consolidated financial and other data. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), which includes all standards issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. We derived the consolidated statements of operations data for the fiscal years ended June 30, 2019, 2018 and 2017 and the consolidated summary of financial position data as of June 30, 2019 and 2018 from our audited consolidated financial statements included elsewhere in this annual report. The selected statements of operations data for the fiscal years ended June 30, 2016 and 2015 and the consolidated statements of financial position data as of June 30, 2017, 2016 and 2015 are derived from our audited consolidated financial statements that are not included in this annual report. The selected summary data for the years ended June 30, 2019, 2018 and 2017 reflects the adoption of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). See Note 2, “Summary of significant accounting policies”, of the notes to our consolidated financial statements for more details. The selected summary data for the years ended June 30, 2016 and 2015 does not reflect the adoption of IFRS 15. You should read the following selected consolidated financial data in conjunction with “Item 4. Information on the Company” and our consolidated financial statements and related notes included elsewhere in this annual report.

Consolidated Statements of Operations Data:

	Fiscal Year Ended June 30,
	2019	2018	2017	2016	2015
	(U.S. $ and shares in thousands, except per share data)
		*As Adjusted	*As Adjusted
Revenues:
Subscription	$633,950	$410,694	$249,823	$146,659	$85,891
Maintenance	394,526	326,511	264,453	218,848	160,373
Perpetual license	93,593	83,171	74,058	65,487	57,373
Other	88,058	60,602	38,350	26,064	15,884
Total revenues	1,210,127	880,978	626,684	457,058	319,521
Cost of revenues (1) (2)	210,285	172,690	119,161	75,783	52,932
Gross profit	999,842	708,288	507,523	381,275	266,589
Operating expenses:
Research and development (1) (2)	579,134	415,776	310,169	208,306	140,853
Marketing and sales (1) (2)	268,356	187,315	134,404	93,391	67,989
General and administrative (1)	215,714	151,242	118,784	85,458	56,033
Total operating expenses	1,063,204	754,333	563,357	387,155	264,875
Operating loss	(63,362)	(46,045)	(55,834)	(5,880)	1,714
Other non-operating expense, net	(535,453)	(15,157)	(1,342)	(1,072)	(2,615)
Finance income	33,500	9,877	4,851	2,116	226
Finance costs	(40,241)	(6,806)	(75)	(71)	(74)
Loss before income tax expense	(605,556)	(58,131)	(52,400)	(4,907)	(749)
Income tax (expense) benefit	(32,065)	(55,301)	14,951	9,280	7,524
Net (loss) income	$(637,621)	$(113,432)	$(37,449)	$4,373	$6,775
Net (loss) income per share attributable to ordinary shareholders:
Basic	$(2.67)	$(0.49)	$(0.17)	$0.02	$0.04
Diluted	$(2.67)	$(0.49)	$(0.17)	$0.02	$0.04
Weighted-average shares outstanding used to compute net (loss) income per share attributable to ordinary shareholders:
Basic	238,611	231,184	222,224	182,773	144,008
Diluted	238,611	231,184	222,224	193,481	145,500
* Adjusted IFRS balances to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 of the notes to our consolidated financial statements for further details.
(1)Amounts include share-based payment expense, as follows:

Cost of revenues	$17,450	$11,955	$6,856	$5,371	$2,862
Research and development	149,049	98,609	79,384	35,735	22,842
Marketing and sales	39,303	23,605	17,395	11,945	6,670
General and administrative	51,960	28,704	33,813	22,429	9,160

(2)Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$27,997	$21,188	$14,587	$7,405	$6,417
Research and development	60	—	—	—	—
Marketing and sales	28,744	36,090	15,269	86	40

Consolidated Statements of Financial Position Data:

	As of June 30,
	2019	2018	2017	2016	2015
	(U.S. $ in thousands)
		*As Adjusted	*As Adjusted
Cash and cash equivalents	$1,268,441	$1,410,339	$244,420	$259,709	$187,094
Short-term investments	445,046	323,134	305,499	483,405	30,251
Derivative assets	215,233	99,995	3,252	—	—
Working capital	(287,597)	1,377,145	296,984	542,038	50,477
Total assets	2,977,258	2,421,828	1,282,117	990,973	397,161
Deferred revenue	468,820	342,871	245,195	181,068	136,565
Derivative liabilities	855,079	207,970	—	—	—
Exchangeable senior notes, net	853,576	819,637	—	—	—
Total liabilities	2,411,791	1,514,508	379,424	259,310	207,107
Share capital	24,199	23,531	22,726	21,620	18,461
Total equity	565,467	907,320	902,693	731,663	190,054
* Adjusted IFRS balances to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 of the notes to our consolidated financial statements for further details.
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
Our non-IFRS financial measures include:

•	Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets;

•	Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets;

•
Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to our exchangeable senior notes (the “Notes”) and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets; and

•	Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment.

Our non-IFRS financial measures reflect adjustments based on the items below:

•	Share-based compensation;

•	Amortization of acquired intangible assets;

•	Non-coupon impact related to the Notes and capped calls:

◦	Amortization of the Notes discount and issuance costs;

◦	Mark to fair value of the Notes exchange feature;

◦	Mark to fair value of the related capped call transactions; and

•	The related income tax effects on these items and changes in our assessment regarding the realizability of our deferred tax assets.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to the Notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to the Notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our operating results from period to period.
Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position.
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:

•	As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;

•	For planning purposes, including the preparation of our annual operating budget;

•	To allocate resources to enhance the financial performance of our business;

•	To evaluate the effectiveness of our business strategies; and

•	In communications with our board of directors and investors concerning our financial performance.
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
The following tables provide reconciliations of non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS for the fiscal years ended June 30, 2019, 2018, 2017, 2016 and 2015. The data for the years ended June 30, 2019, 2018 and 2017 reflect the adoption of IFRS 15. The data for the years ended June 30, 2016 and 2015 does not reflect the adoption of IFRS 15.

	Fiscal Year Ended June 30,
	2019	2018	2017	2016	2015
	(U.S. $ and shares in thousands, except per share data)
		*As Adjusted	*As Adjusted
Gross profit
IFRS gross profit	$999,842	$708,288	$507,523	$381,275	$266,589
Plus: Share-based payment expense	17,450	11,955	6,856	5,371	2,862
Plus: Amortization of acquired intangible assets	27,997	21,188	14,587	7,405	6,417
Non-IFRS gross profit	$1,045,289	$741,431	$528,966	$394,051	$275,868

Operating income
IFRS operating (loss) income	$(63,362)	$(46,045)	$(55,834)	$(5,880)	$1,714
Plus: Share-based payment expense	257,762	162,873	137,448	75,480	41,534
Plus: Amortization of acquired intangible assets	56,801	57,278	29,856	7,491	6,457
Non-IFRS operating income	$251,201	$174,106	$111,470	$77,091	$49,705

Net income
IFRS net (loss) income	$(637,621)	$(113,432)	$(37,449)	$4,373	$6,775
Plus: Share-based payment expense	257,762	162,873	137,448	75,480	41,534
Plus: Amortization of acquired intangible assets	56,801	57,278	29,856	7,491	6,457
Plus: Non-coupon impact related to the Notes and capped calls	567,847	19,892	—	—	—
Less: Income tax effects and adjustments	(30,243)	(2,150)	(39,864)	(16,018)	(9,244)
Non-IFRS net income	$214,546	$124,461	$89,991	$71,326	$45,522

Net income per share
IFRS net (loss) income per share - diluted	$(2.67)	$(0.49)	$(0.17)	$0.02	$0.04
Plus: Share-based payment expense	1.05	0.68	0.59	0.37	0.26
Plus: Amortization of acquired intangible assets	0.23	0.25	0.13	0.04	0.04
Plus: Non-coupon impact related to the Notes and capped calls	2.37	0.08	—	—	—
Less: Income tax effects and adjustments	(0.12)	(0.01)	(0.17)	(0.08)	(0.06)
Non-IFRS net income per share - diluted	$0.86	$0.51	$0.38	$0.35	$0.28

Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	238,611	231,184	222,224	193,481	145,500
Plus: Dilution from share options and RSUs (1)	9,609	12,801	13,833	—	—
Plus: Dilution from share options and RSUs granted in periods prior to IPO (2)	—	—	—	8,205	17,573
Weighted-average shares used in computing diluted non-IFRS net income per share	248,220	243,985	236,057	201,686	163,073
* Adjusted IFRS balances to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 of the notes to our consolidated financial statements for further details.
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the fiscal year ended June 30, 2019, 2018 and 2017 because the effect would have been anti-dilutive.

(2) Gives effect to share options and RSUs in periods prior to our IPO for comparability.

	Fiscal Year Ended June 30,
	2019	2018	2017	2016	2015
Free cash flow	(U.S. $ in thousands)
IFRS net cash provided by operating activities	$466,342	$311,456	$199,381	$129,542	$98,221
Less: Capital expenditures	(44,192)	(30,209)	(15,129)	(34,213)	(31,776)
Free cash flow	$422,150	$281,247	$184,252	$95,329	$66,445

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors
Risks Related to Our Business and Industry
A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider such risks and uncertainties, together with the other information contained in this annual report, and in our other public filings. If any such risks and uncertainties actually occur, our business, financial condition or operating results could differ materially from the plans, projections and other forward-looking statements included elsewhere in this annual report and in our other public filings. In addition, if any of the following risks and uncertainties, or if any other risks and uncertainties, actually occur, our business, financial condition, or operating results could be harmed substantially.
Our rapid growth makes it difficult to evaluate our future prospects and may increase the risk that we will not continue to grow at or near historical rates.
We have been growing rapidly over the last several years, and as a result, our ability to forecast our future results of operations is subject to a number of uncertainties, including our ability to effectively plan for and model future growth. Our recent and historical growth should not be considered indicative of our future performance. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our operating and financial results could differ materially from our expectations, our growth rates may slow, and our business would suffer.
We may not be able to sustain our revenue growth rate or achieve profitability in the future.
Our historical growth rate should not be considered indicative of our future performance and may decline in the future. In future periods, our revenue could grow more slowly than in recent periods or decline for a number of reasons, including any reduction in demand for our products, increase in competition, limited ability to, or our decision not to, increase pricing, contraction of our overall market, or our failure to capitalize on growth opportunities. In addition, we expect expenses to increase substantially in the near term, particularly as we continue to make significant investments in research and development and technology infrastructure for our cloud offerings, expand our operations globally and develop new products and features for, and enhancements of, our existing products. As a result of these significant investments, and in particular share-based compensation associated with our growth, we do not expect to achieve IFRS profitability in the near term and may not be able to achieve IFRS profitability in future periods. In addition, the additional expenses we will incur may not lead to sufficient additional revenue to maintain historical revenue growth rates and profitability.
The markets in which we participate are intensely competitive, and if we do not compete effectively, our business, results of operations, and financial condition could be harmed.
The markets for our solutions are fragmented, rapidly evolving, highly competitive, and have relatively low barriers to entry. We face competition from both traditional, larger software vendors offering full collaboration and productivity suites and smaller companies offering point products for features and use cases. Our principal competitors vary depending on the product category and include Microsoft, IBM, Google, ServiceNow, salesforce.com, Zendesk, PagerDuty and Github (acquired by Microsoft). In addition, some of our competitors have made acquisitions to offer a more comprehensive product or service offering, which may allow them to compete more effectively with our products. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Following such potential consolidations, companies may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.
Our competitors, particularly our competitors with greater financial and operating resources, may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. With the introduction of new technologies, the evolution of our products, and new market entrants, we expect competition to intensify in the future. For example, as we expand our focus into new use cases or other product offerings beyond software development teams, we expect competition to increase. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses, or the failure of our products to achieve or maintain more widespread market acceptance, any of which could harm our business, results of operations and financial condition.
Many of our current and potential competitors have greater resources than we do, with established marketing relationships, large enterprise sales forces, access to larger customer bases, pre-existing customer relationships, and major distribution agreements with consultants, system integrators and resellers. Additionally, some current and potential customers, particularly large organizations, have elected, and may in the future elect, to develop or acquire their own internal collaboration and productivity software tools that would reduce or eliminate the demand for our solutions.
Our products seek to serve multiple markets, and we are subject to competition from a wide and varied field of competitors. Some competitors, particularly new and emerging companies, could focus all their energy and resources on one product line or use case and, as a result, any one competitor could develop a more successful product or service in a particular market which could decrease our market share and harm our brand recognition and results of operations. For all of these reasons and others we cannot anticipate today, we may not be able to compete successfully against our current and future competitors, which could harm our business, results of operations, and financial condition.
Our distribution model of offering and selling on-premises offerings of certain of our products, in addition to offering and selling cloud offerings of these products, increases our expenses, may impact revenue recognition timing, and may pose other challenges to our business.
We offer and sell both on-premises and cloud offerings of certain of our products. For these products, our cloud offering enables quick setup and subscription pricing, while our on-premises offering permits more customization, a perpetual or term license fee structure, and complete application control. Historically, these products were developed in the context of the on-premises offering, and we have less operating experience offering and selling these products via our cloud offering. Although a substantial majority of our revenue has historically been generated from customers using our on-premises products, we believe that over time more customers will move to our cloud offering, and our cloud offering will become more central to our distribution model. As more of our customers transition to the cloud, we may be subject to additional competitive pressures, which may harm our business. Further, as more customers elect our cloud offerings as opposed to our on-premises offerings, revenues from such customers is typically lower in the initial year, which may impact our near-term revenue growth rates. If our cloud offering does not develop as quickly as we expect, or if we are unable to continue to scale our systems to meet the requirements of a successful large, cloud offering, our business may be harmed. We are directing a significant portion of our financial and operating resources to implement a robust cloud offering for our products, but even if we continue to make these investments, we may be unsuccessful in growing or implementing our cloud offerings that compete successfully against our current and future competitors and our business, results of operations, and financial condition could be harmed.
Our business depends on our customers renewing their subscriptions and maintenance plans and purchasing additional licenses or subscriptions from us. Any decline in our customer retention or expansion would harm our future results of operations.
In order for us to maintain or improve our results of operations, it is important that our customers renew their subscriptions and maintenance plans when existing contract terms expire and that we expand our commercial relationships with our existing customers. Our customers have no obligation to renew their subscriptions or maintenance plans, and our customers may not renew subscriptions or maintenance plans with a similar contract period or with the same or greater number of users. Our customers generally do not enter into long-term contracts, rather they primarily have monthly or annual terms. Some of our customers have elected not to renew their agreements with us and it is difficult to accurately predict long-term customer retention.
Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our products, new market entrants, our product support, our prices and pricing plans, the prices of competing software products, reductions in our customers’ spending levels, new product releases and changes to packaging of our product offerings, mergers and acquisitions affecting our customer base, or the effects of global economic conditions. We may be unable to timely address any retention issues with specific customers, which could harm our results of operations. If our customers do not purchase additional licenses or subscriptions or renew their subscriptions or maintenance plans, renew on less favorable terms, or fail to add more users, our revenue may decline or grow less quickly, which would harm our future results of operations and prospects.

If we are not able to develop new products and enhancements to our existing products that achieve market acceptance and that keep pace with technological developments, our business and results of operations would be harmed.
Our ability to attract new customers and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products that reflect the changing nature of our markets. The success of any enhancement to our products depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies and our platform, and overall market acceptance. Any new product that we develop may not be introduced in a timely or cost-effective manner, may contain bugs, or may not achieve the market acceptance necessary to generate significant revenue. If we are unable to successfully develop new products, enhance our existing products to meet customer requirements, or otherwise gain market acceptance, our business, results of operations, and financial condition would be harmed.
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
A key element of our strategy is to invest significantly in our research and development efforts to develop new products and enhance our existing products to address additional applications and markets. In fiscal years 2019 and 2018, our research and development expenses were 48% and 47% of our revenue, respectively. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling products and generate revenue, if any, from such investment. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such product. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in our current or future markets, it would harm our business and results of operations.
If we fail to effectively manage our growth, our business and results of operations could be harmed.
We have experienced and expect to continue to experience rapid growth, which has placed, and may continue to place, significant demands on our management, operational, and financial resources. In addition, we operate globally, sell our products to customers in approximately 190 countries, and have employees in Australia, the United States, the United Kingdom, the Netherlands, the Philippines, India, Turkey, Canada, Japan, Germany and France. We plan to continue to expand our operations into other countries in the future, which will place additional demands on our resources and operations. We have also experienced significant growth in the number of customers, users, transactions and data that our products and our associated infrastructure support. If we fail to successfully manage our anticipated growth and change, the quality of our products may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers. Finally, our organizational structure is becoming more complex and if we fail to scale and adapt our operational, financial, and management controls and systems, as well as our reporting systems and procedures, to manage this complexity, our business, results of operations, and financial condition would be harmed. We will require significant capital expenditures and the allocation of management resources to grow and change in these areas.
If our current marketing model is not effective in attracting new customers, we may need to incur additional expenses to attract new customers and our business and results of operations could be harmed.
Unlike traditional enterprise software vendors, who rely on direct sales methodologies and face long sales cycles, complex customer requirements and substantial upfront sales costs, we primarily utilize a viral marketing model to target new customers. Through this word-of-mouth marketing, we have been able to build our brand with relatively low marketing and sales costs. We also build our customer base through various online marketing activities as well as targeted web-based content and online communications. This strategy has allowed us to build a substantial customer base and community of users who use our products and act as advocates for our brand and solutions, often within their own corporate organizations. Attracting new customers and retaining existing customers requires that we continue to provide high-quality products at an affordable price and convince customers of our value proposition. If we do not attract new customers through word-of-mouth referrals, our revenue may grow more slowly than expected, or decline. In addition, high levels of customer satisfaction and market adoption are central to our marketing model. Any decrease in our customers’ satisfaction with our products, including as a result of actions outside of our control, could harm word-of-mouth referrals and our brand. If our customer base does not continue to grow through word-of-mouth marketing and viral adoption, we may be required to incur significantly higher marketing and sales expenses in order to acquire new subscribers, which could harm our business and results of operations.
If our security measures are breached or unauthorized access to customer data is otherwise obtained, our products may be perceived as insecure, we may lose existing customers or fail to attract new customers, and we may incur significant liabilities.
Use of our solutions involves the storage, transmission, and processing of our customers’ proprietary data, including potentially personal or identifying information. Unauthorized access to, or security breaches of, our products could result in unauthorized access to data and information, and the loss, compromise or corruption of such data and information. In the event of a security breach, we could suffer loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation, and other liabilities. We have incurred and expect to incur significant expenses to prevent security breaches, including costs related to deploying additional personnel and protection technologies, training employees, and engaging third-party solution providers and consultants. Our errors and omissions insurance coverage covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities we may incur.
Although we expend significant resources to create security protections that shield our customer data against potential theft and security breaches, such measures cannot provide absolute security. We have in the past experienced breaches of our security measures. Certain breaches have resulted in unauthorized access to certain data processed through our products. Our products are at risk for future breaches, including, without limitation, breaches that may occur as a result of third-party action, or employee, vendor or contractor error or malfeasance, and other causes.
As we further transition selling our products via our cloud offering, continue to collect more personal and sensitive information, and operate in more countries, the risk that real or perceived vulnerabilities of our systems could seriously harm our business and our financial performance, by tarnishing our reputation and brand and limiting the adoption of our products, is likely to increase.
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
We offer free trials, a limited free version or an affordable starter license for certain products in order to promote additional usage, brand and product awareness, and adoption. Historically, a majority of users never convert to a paid version of our products from these free trials or limited free versions or upgrade beyond the starter license. Our marketing strategy also depends in part on persuading users who use the free trials, free versions or starter licenses of our products to convince others within their organization to purchase and deploy our products. To the extent that these users do not become, or lead others to become, customers, we will not realize the intended benefits of this marketing strategy, and our ability to grow our business may be harmed.
Our business model relies on a high volume of transactions and affordable pricing. As lower cost or free products are introduced by our competitors, our ability to generate new customers could be harmed.
Our business model is based in part on selling our products at prices lower than competing products from other commercial vendors. For example, we offer entry-level pricing for certain products for small teams at a price that typically does not require capital budget approval and is orders-of-magnitude less than the price of traditional enterprise software. As a result, our software is frequently purchased by first-time customers to solve specific problems and not as part of a strategic technology purchasing decision. As competitors enter the market with low cost or free alternatives to our products, it may become increasingly difficult for us to compete effectively and our ability to garner new customers could be harmed. We have historically, and will continue to, increase prices from time to time. Additionally, some customers may consider our products to be discretionary purchases, which may contribute to reduced demand for our offerings in times of economic uncertainty. If we are unable to sell our software in high volume, across new and existing customers, our business, results of operations and financial condition could be harmed.
We derive approximately two thirds of our revenue from a limited number of software products.
We derive approximately two thirds of our revenue from Jira Software and Confluence. As such, the market acceptance of these products is critical to our success. Demand for these products and our other products is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of our products by customers for existing and new use cases; the timing of development and release of new products, features, functionality and lower cost alternatives introduced by our competitors; technological changes and developments within the markets we serve; and growth or contraction in our addressable markets. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our products, our business, results of operations, and financial condition could be harmed.
If the Atlassian Marketplace does not continue to be successful, our business and results of operations could be harmed.
We operate Atlassian Marketplace, an online marketplace, for selling third-party, as well as Atlassian-built, apps. We rely on the Atlassian Marketplace to supplement our promotional efforts and build awareness of our products, and believe that third-party apps from the Atlassian Marketplace facilitate greater usage and customization of our products. If these vendors and developers stop developing or supporting the apps that they sell on Atlassian Marketplace, our business could be harmed.
Interruptions or performance problems associated with our technology and infrastructure may harm our business and results of operations.
Our continued growth depends in part on the ability of our existing and potential customers to access our solutions at any time and within an acceptable amount of time. In addition, we rely almost exclusively on our websites for the downloading of and payment for all our products. We have experienced, and may in the future experience, disruptions, data loss and corruption, outages and other performance problems with our infrastructure and websites due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial of service attacks, or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and websites become more complex and our user traffic increases. If our products and websites are unavailable or if our users are unable to access our products within a reasonable amount of time, or at all, our business would be harmed. Moreover, we depend on services from various third parties, including Amazon Web Services, to maintain our infrastructure and distribute our products via the Internet. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our products. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated into our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, results of operations and financial condition could be harmed.

Real or perceived errors, failures, vulnerabilities or bugs in our products or in the products on Atlassian Marketplace could harm our business and results of operations.
Errors, failures, vulnerabilities, or bugs may occur in our products, especially when updates are deployed or new products are rolled out. Our solutions are often used in connection with large-scale computing environments with different operating systems, system management software, equipment, and networking configurations, which may cause errors, failures of products, or other negative consequences in the computing environment into which they are deployed. In addition, deployment of our products into complicated, large-scale computing environments may expose errors, failures, vulnerabilities, or bugs in our products. Any such errors, failures, vulnerabilities, or bugs may not be found until after they are deployed to our customers. Real or perceived errors, failures, vulnerabilities, or bugs in our products could result in negative publicity, loss or unauthorized access to customer data, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers for losses sustained by them, all of which could harm our business and results of operations.
In addition, third-party apps on Atlassian Marketplace may not meet the same quality standards that we apply to our own development efforts and, to the extent they contain bugs, vulnerabilities, or defects, they may create disruptions in our customers’ use of our products lead to data loss or unauthorized access to customer data, damage our brand and reputation, and affect the continued use of our products, any of which could harm our business, results of operations and financial condition.
Any failure to offer high-quality product support may harm our relationships with our customers and our business, results of operations, and financial condition.
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
Our sales model does not rely primarily on a direct enterprise sales force, which may impede the growth of our business.
Our sales model does not rely primarily on traditional, quota-carrying sales personnel. Although we believe our business model can continue to scale without a large, direct enterprise sales force, our viral marketing model may not continue to be as successful as we anticipate and the absence of a large, direct, traditional sales function may impede our future growth. As we continue to scale our business, a more traditional sales infrastructure could assist in reaching larger enterprise customers and growing our revenue. Identifying, recruiting, and training such a qualified sales force would require significant time, expense and attention and would significantly impact our business model. In addition, expanding our sales infrastructure would considerably change our cost structure and results of operations, and we may have to reduce other expenses, such as our research and development expenses, in order to accommodate a corresponding increase in marketing and sales expenses and maintain positive free cash flow. If our lack of a large, direct enterprise sales force limits us from reaching larger enterprise customers and growing our revenue and we are unable to hire, develop, and retain talented sales personnel in the future, our revenue growth and results of operations may be harmed.

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
Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly financial results fall below the expectations of investors or any securities analysts who follow us, the price of our Class A ordinary shares could decline substantially. Factors that may cause our revenue, results of operations and cash flows to fluctuate from quarter to quarter include, but are not limited to:

•	Our ability to attract new customers, retain and increase sales to existing customers, and satisfy our customers’ requirements;

•	The timing of customer renewals;

•	Changes in our or our competitors’ pricing policies and offerings;

•	New products, features, enhancements, or functionalities introduced by our competitors;

•	The amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;

•	Significant security breaches, technical difficulties, or interruptions to our products;

•	The number of new employees added;

•	Changes in foreign currency exchange rates or adding additional currencies in which our sales are denominated;

•	The amount and timing of acquisitions or other strategic transactions;

•	Extraordinary expenses such as litigation or other dispute-related settlement payments;

•
General economic conditions that may adversely affect either our customers’ ability or willingness to purchase additional licenses, subscriptions, and maintenance plans, delay a prospective customer’s purchasing decision, reduce the value of new license, subscription, or maintenance plans, or affect customer retention;

•	Potential exchanges of our Notes for payment of cash due to the triggering of the conditional exchange feature of the Notes;

•	Non-coupon impact related to the Notes and related capped call transactions;

•	Seasonality in our operations;

•	The impact of new accounting pronouncements and associated system implementations; and

•	The timing of the grant or vesting of equity awards to employees, contractors, or directors.
Many of these factors are outside of our control, and the occurrence of one or more of them might cause our revenue, results of operations, and cash flows to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenue, results of operations, and cash flows may not be meaningful and should not be relied upon as an indication of future performance.
If we are unable to develop and maintain successful relationships with our solution partners and resellers, our business, results of operations, and financial condition could be harmed.
We have established relationships with certain solution partners and resellers to distribute our products. We believe that continued growth in our business is dependent upon identifying, developing and maintaining strategic relationships with our existing and potential solution partners and resellers that can drive substantial revenue and provide additional value-added services to our customers. Our agreements with our existing solution partners and resellers are non-exclusive, meaning our solution partners and resellers may offer customers the products of several different companies, including products that compete with ours. They may also cease marketing our products with limited or no notice and with little or no penalty. We expect that any additional solution partners and resellers we identify and develop will be similarly non-exclusive and unbound by any requirement to continue to market our products. If we fail to identify additional solution partners and resellers in a timely and cost-effective manner, or at all, or are unable to assist our current and future solution partners and resellers in independently distributing and deploying our products, our business, results of operations, and financial condition could be harmed. If our solution partners and resellers do not effectively market and sell our products, or fail to meet the needs of our customers, our reputation and ability to grow our business may also be harmed.

Acquisitions of other businesses, products, or technologies could disrupt our business, and we may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.
We have completed a number of acquisitions and strategic investments and continue to evaluate and consider additional strategic transactions, including acquisitions of, or investments in, businesses, technologies, services, products, and other assets in the future. We also may enter into strategic relationships with other businesses to expand our products, which could involve preferred or exclusive licenses, additional channels of distribution, discount pricing or investments in other companies.
Any acquisition, investment or business relationship may result in unforeseen operating difficulties and expenditures. In particular, we may encounter difficulties assimilating or integrating the businesses, technologies, products, personnel, or operations of the acquired companies, particularly if the key personnel of the acquired companies choose not to work for us, their software and services are not easily adapted to work with our products, or we have difficulty retaining the customers of any acquired business due to changes in ownership, management or otherwise. Acquisitions may also disrupt our business, divert our resources, and require significant management attention that would otherwise be available for development of our existing business. We may not successfully evaluate or utilize the acquired technology or personnel, or accurately forecast the financial impact of an acquisition transaction, including accounting charges. Moreover, the anticipated benefits of any acquisition, investment, or business relationship may not be realized or we may be exposed to unknown risks or liabilities.
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
Negotiating these transactions can be time consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:

•	Issue additional equity securities that would dilute our existing shareholders;

•	Use cash that we may need in the future to operate our business;

•	Incur large charges, expenses, or substantial liabilities;

•	Incur debt on terms unfavorable to us or that we are unable to repay;

•	Encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and

•	Become subject to adverse tax consequences, substantial depreciation, impairment, or deferred compensation charges.
If we are not able to maintain and enhance our brand, our business, results of operations, and financial condition may be harmed.
We believe that maintaining and enhancing our reputation as a differentiated and category-defining company is critical to our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand attributes will depend on a number of factors, including our, and our solution partners’ and resellers’, marketing efforts, our ability to continue to develop high-quality products, and our ability to successfully differentiate our products from competitive products. In addition, independent industry analysts often provide reviews of our products, as well as the products offered by our competitors, and perception of the relative value of our products in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products, our brand may be harmed.
The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets, and as more sales are generated through our solution partners and resellers. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors, and we could lose customers or fail to attract new customers, any of which would harm our business, results of operations, and financial condition.

Because our products rely on the movement of data across national boundaries, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products globally.
Privacy and data security have become significant issues in the United States, Europe and in many other jurisdictions where we offer our products. The regulatory framework for the collection, use, safeguarding, sharing, and transfer of information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future.

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

In addition, data protection regulation is an area of increased focus and changing requirements. On April 27, 2016, the European Union adopted the General Data Protection Regulation 2016/679, or GDPR, that took effect on May 25, 2018, replacing the current data protection laws of each European Union member state. GDPR applies to any company established in the European Union as well as to those outside the European Union if they collect and use personal data in connection with the offering of goods or services to individuals in the European Union or the monitoring of their behavior. GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and extensive new obligations on services providers. Interpretation and enforcement of GDPR remains uncertain. Non-compliance with GDPR can trigger steep fines of up to €20 million or 4% of total worldwide annual turnover, whichever is higher. Similar regulations have also come into effect and been proposed around the world. For example, the California Consumer Privacy Act, or CCPA, goes into effect in 2020.   Record-breaking enforcement actions globally have shown that regulators do wield their right to impose substantial fines for violations of privacy regulations, and these enforcement actions could result in guidance from regulators that would require changes to our current compliance strategy. Given the breadth and depth of changes in data protection obligations, complying with global data protection requirements requires time, resources, and a review of our technology and systems currently in use against regulatory requirements.

We currently rely on the EU-U.S. Privacy Shield and standard contractual clauses approved by the European Commission as our legal mechanism for onward transfers of data from Europe. The EU-U.S. Privacy Shield program underwent its second annual review by European Union regulatory authorities in October 2018, which re-affirmed the EU-U.S. Privacy Shield as a valid framework for transferring data from the European Union to the United States. Nonetheless, the review reported a number of recommendations for improvement in the program before the next annual review, and there continue to be concerns about whether the EU-U.S. Privacy Shield and other transfer mechanisms will face additional challenges. Similarly, the validity of standard contractual clauses is currently under review by the European Court of Justice. In order to diversify our data transfer strategy, we will continue to explore other options managing data from Europe, including without limitation, amending standard contractual clauses where required, and considering suppliers that house data in Europe, which may involve substantial expense and distraction from other aspects of our business. We may, however, be unsuccessful in establishing an adequate mechanism for data transfer, and will be at risk of enforcement actions taken by a European Union data protection authority until such point in time that we ensure an adequate mechanism for European data transfers, which could damage our reputation, inhibit sales and harm our business. Despite actions we have taken or will be taking to diversify our data transfer strategies, we may be unsuccessful in establishing a conforming means of transferring data due to ongoing legislative activity that could vary the current data transfer landscape. As we expand into new markets and grow our customer base, we will need to comply with any new requirements. If we cannot comply with, or if we incur a violation of one or more of these requirements, some customers may be limited in their ability to purchase our products, particularly our cloud products. Growth could be harmed, and we could incur significant liabilities.

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

The interpretation and application of many privacy and data protection laws are, and will likely remain, uncertain, and it is possible that these laws may be interpreted and applied in a manner that is inconsistent with our existing data management practices or product features. If so, in addition to the possibility of fines, lawsuits and other claims and penalties, we could be required to fundamentally change our business activities and practices or modify our products, which could harm our business. Any inability to adequately address privacy and data security concerns or comply with applicable privacy or data security laws, regulations and policies could result in additional cost and liability to us, damage our reputation, inhibit sales, and harm our business.
Our global operations subject us to risks that can harm our business, results of operations, and financial condition.
A key element of our strategy is to operate globally and sell our products to customers around the world. Operating globally requires significant resources and management attention and subjects us to regulatory, economic, geographic, and political risks. In particular, our global operations subject us to a variety of additional risks and challenges, including:

•	Increased management, travel, infrastructure, and legal compliance costs associated with having operations in many countries;

•
Difficulties in enforcing contracts, including so-called “clickwrap” contracts that are entered into online, on which we have historically relied as part of our product licensing strategy, but which may be subject to additional legal uncertainty in some foreign jurisdictions;

•	Increased financial accounting and reporting burdens and complexities;

•	Requirements or preferences within other regions for domestic products, and difficulties in replacing products offered by more established or known regional competitors;

•	Differing technical standards, existing or future regulatory and certification requirements, and required features and functionality;

•	Communication and integration problems related to entering and serving new markets with different languages, cultures, and political systems;

•	Compliance with foreign privacy and security laws and regulations and the risks and costs of non-compliance;

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

•	Heightened risks of unfair or corrupt business practices in certain geographies that may impact our financial results and result in restatements of our consolidated financial statements;

•	Fluctuations in currency exchange rates and related effects on our results of operations;

•	Difficulties in repatriating or transferring funds from, or converting currencies in certain countries;

•	Weak economic conditions which could arise in each country or region in which we operate or sell our products, or general political and economic instability around the world;

•	Differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

•	Difficulties in recruiting and hiring employees in certain countries;

•	The preference for localized software and licensing programs and localized language support;

•	Reduced protection for intellectual property rights in some countries and practical difficulties associated with enforcing our legal rights abroad; and

•	Compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes.
Compliance with laws and regulations applicable to our global operations substantially increases our cost of doing business in foreign jurisdictions. We may be unable to keep current with changes in government requirements as they change from time to time. Failure to comply with these laws and regulations could harm our business. In many countries, it is common for others to engage in business practices that are prohibited by our internal policies and procedures or other regulations applicable to us. Although we have implemented policies and procedures designed to ensure compliance with these regulations and policies, there can be no assurance that all of our employees, contractors, business partners and agents will comply with these regulations and policies. Violations of laws, regulations or key control policies by our employees, contractors, business partners, or agents could result in delays in revenue recognition, financial reporting misstatements, enforcement actions, reputational harm, disgorgement of profits, fines, civil and criminal penalties, damages, injunctions, other collateral consequences, or the prohibition of the importation or exportation of our products and could harm our business, results of operations, and financial condition.

We depend on our executive officers and other key employees and the loss of one or more of these employees or the inability to attract and retain highly skilled employees could harm our business.
Our success depends largely upon the continued services of our executive officers and key employees. We rely on our leadership team and other key employees in the areas of research and development, products, strategy, operations, security, marketing, IT, support, and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. In addition, we do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers, especially our Co-Chief Executive Officers, or other key employees could harm our business.
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
Our corporate values have contributed to our success, and if we cannot maintain these values as we grow, we could lose the innovative approach, creativity, and teamwork fostered by our values, and our business could be harmed.
We believe that a critical contributor to our success has been our corporate values, which we believe foster innovation, teamwork, and an emphasis on customer-focused results. In addition, we believe that our values create an environment that drives and perpetuates our product strategy and low-cost distribution approach. As we grow and continue to develop the infrastructure of a public company, we may find it difficult to maintain our corporate values. Any failure to preserve our values could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively, and execute on our business strategy.
We face exposure to foreign currency exchange rate fluctuations.
While we primarily sell our products in U.S. dollars, we incur expenses in currencies other than the U.S. dollar, which exposes us to foreign currency exchange rate fluctuations. A large percentage of our expenses are denominated in the Australian dollar, and fluctuations could have a material negative impact on our results of operations. Moreover, our subsidiaries, other than our U.S. subsidiaries, maintain net assets that are denominated in currencies other than the U.S. dollar. In addition, we recently began to transact in non-U.S. dollar currencies for our products, and, accordingly, changes in the value of non-U.S. dollar currencies relative to the U.S. dollar could affect our revenue and results of operations due to transactional and translational remeasurements that are reflected in our results of operations.
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

We are subject to government regulation, including import, export, economic sanctions, and anti-corruption laws and regulations, that may expose us to liability and increase our costs.
Various of our products are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. These regulations may limit the export of our products and provision of our services outside of the United States, or may require export authorizations, including by license, a license exception, or other appropriate government authorizations, including annual or semi-annual reporting and the filing of an encryption registration. Export control and economic sanctions laws may also include prohibitions on the sale or supply of certain of our products to embargoed or sanctioned countries, regions, governments, persons and entities. In addition, various countries regulate the importation of certain products through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. The exportation, reexportation, and importation of our products, and the provision of services, including by our solution partners and resellers, must comply with these laws or else we may be adversely affected through reputational harm, government investigations, penalties, and a denial or curtailment of our ability to export our products or provide services. Complying with export control and sanctions laws can be time consuming and complex and may result in the delay or loss of sales opportunities. Although we take precautions to prevent our products from being provided in violation of such laws, we are aware of previous exports of certain of our products to a small number of persons and organizations that are the subject of U.S. sanctions or located in countries or regions subject to U.S. sanctions. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export or import laws or corresponding sanctions may delay the introduction and sale of our products in international markets, or, in some cases, prevent the export or import of our products to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and results of operations.
We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, or providing improper payments or benefits to officials and other recipients for improper purposes. We rely on certain third parties to support our sales and regulatory compliance efforts and can be held liable for their corrupt or other illegal activities, even if we do not explicitly authorize or have actual knowledge of such activities. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in foreign jurisdictions.
We recognize certain revenue streams over the term of our subscription and maintenance contracts. Consequently, downturns in new sales may not be immediately reflected in our results of operations and may be difficult to discern.
We generally recognize subscription and maintenance revenue from customers ratably over the terms of their contracts. As a result, a significant portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscription and maintenance plans entered into during previous quarters. Consequently, a decline in new or renewed licenses, subscriptions, and maintenance plans in any single quarter may only have a small impact on our revenue results for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our products, and potential changes in our pricing policies or rate of expansion or retention, may not be fully reflected in our results of operations until future periods. We may also be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, a significant majority of our costs are expensed as incurred, while a significant portion of our revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of certain of our customer agreements. Our subscription and maintenance revenue also makes it more difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from certain new customers must be recognized over the applicable term.
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
We may be sued by third parties for alleged infringement or misappropriation of their intellectual property rights.
There is considerable patent and other intellectual property development activity in our industry. Our future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. From time to time, our competitors or other third parties have claimed or may claim that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon or misappropriating such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology, or technology that we obtain from third parties. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty or license payments, prevent us from offering our products or using certain technologies, require us to implement expensive work-arounds, refund fees to customers or require that we comply with other unfavorable terms. In the case of infringement or misappropriation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation. We may also be obligated to indemnify our customers or business partners in connection with any such claims or litigation and to obtain licenses, modify our products or refund fees, which could further exhaust our resources. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business operations and disrupt our business.
Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.
Our agreements with customers and other third parties may include indemnification or other provisions under which we agree to indemnify or otherwise be liable to them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products or other acts or omissions. The term of these contractual provisions often survives termination or expiration of the applicable agreement. Large indemnity payments or damage claims from contractual breach could harm our business, results of operations and financial condition. Although we generally contractually limit our liability with respect to such obligations, we may still incur substantial liability related to them. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other current and prospective customers, reduce demand for our products, damage our reputation and harm our business, results of operations and financial condition.

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
Our success and ability to compete depend in part upon our intellectual property. We primarily rely on a combination of patent, copyright, trade secret and trademark laws, trade secret protection and confidentiality or license agreements with our employees, customers, business partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate. We make business decisions about when to seek patent protection for a particular technology and when to rely upon trade secret protection, and the approach we select may ultimately prove to be inadequate. Even in cases where we seek patent protection, there is no assurance that the resulting patents will effectively protect every significant feature of our products. In addition, we believe that the protection of our trademark rights is an important factor in product recognition, protecting our brand and maintaining goodwill and if we do not adequately protect our rights in our trademarks from infringement, any goodwill that we have developed in those trademarks could be lost or impaired, which could harm our brand and our business. In any event, in order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights.
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

On December 22, 2017, the United States passed legislation commonly known as the Tax Cuts and Jobs Act that significantly reforms the Internal Revenue Code of 1986, as amended (the “Code”). The Tax Cuts and Jobs Act, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest and executive compensation, allows for the expensing of capital expenditures and puts into effect the migration from a worldwide system of taxation to a territorial system. We do not expect the Tax Cuts and Jobs Act to have a material impact to our projection of minimal cash taxes. However, the full impact of this tax reform on our business in future years is still uncertain and could adversely affect us.

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
The future success of our business depends upon the continued use of the Internet as a primary medium for commerce, communication, and business applications. Federal, state, or foreign government bodies or agencies have in the past adopted, and may in the future adopt, laws or regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could require us to modify our products in order to comply with these changes. In addition, government agencies or private organizations have imposed and may impose additional taxes, fees, or other charges for accessing the Internet or commerce conducted via the Internet. These laws or charges could limit the growth of Internet-related commerce or communications generally, or result in reductions in the demand for Internet-based products such as ours. In addition, the use of the Internet as a business tool could be harmed due to delays in the development or adoption of new standards and protocols to handle increased demands of Internet activity, security, reliability, cost, ease-of-use, accessibility, and quality of service. The performance of the Internet and its acceptance as a business tool has been harmed by phishing attacks, cyber-attacks, viruses, worms, and similar malicious programs and the Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure. If the use of the Internet is adversely affected by these issues, demand for our products could decline and our business could be harmed.
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
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have a large employee presence and operations in the San Francisco Bay Area, California. The west coast of the United States contains active earthquake zones. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our product availability, breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition.
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
If we are deemed to be an investment company under the Investment Company Act of 1940, our results of operations could be harmed.
We are not registered as an investment company under the Investment Company Act of 1940, as amended (“Investment Company Act”) as we believe that we meet all the requirements for exemption provided under Rule 3a-8 under the Investment Company Act. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things, limitations on capital structure, restrictions on specified investments, prohibitions on transactions with affiliates, and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would increase our operating expenses and may harm our results of operations.
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
We may require additional capital to respond to business opportunities, challenges, acquisitions, the repayment of our Notes, a decline in the level of license, subscription or maintenance revenue for our products, or other unforeseen circumstances. We may not be able to timely secure debt or equity financing on favorable terms, or at all. Any debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing shareholders could suffer significant dilution in their percentage ownership of Atlassian, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

Risks Related to Ownership of Our Class A Ordinary Shares
The dual class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, in particular, our Co-Chief Executive Officers and their affiliates, which will limit our other shareholders ability to influence the outcome of important transactions, including a change in control.
Our Class B ordinary shares have ten votes per share and our Class A ordinary shares have one vote per share. As of June 30, 2019, shareholders who hold our Class B ordinary shares collectively hold approximately 91% of the voting power of our outstanding share capital and in particular, our Co-Chief Executive Officers, Michael Cannon-Brookes and Scott Farquhar, collectively hold approximately 90% of the voting power of our outstanding share capital. The holders of our Class B ordinary shares will collectively continue to control a majority of the combined voting power of our share capital and therefore be able to control substantially all matters submitted to our shareholders for approval so long as our Class B ordinary shares represent at least 10% of all of our outstanding Class A ordinary shares and Class B ordinary shares in the aggregate. These holders of our Class B ordinary shares may also have interests that differ from holders of our Class A ordinary shares and may vote in a way which may be adverse to such interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of Atlassian, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of Atlassian and might ultimately affect the market price of our Class A ordinary shares.
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
The trading price of our Class A ordinary shares is volatile and could continue to fluctuate significantly regardless of our operating performance in response to numerous factors, many of which are beyond our control, including:

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

•	Announcements by us or our competitors of significant technical innovations, new products, acquisitions, strategic partnerships, joint ventures or capital commitments;

•	Changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;

•	Price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;

•	Actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;

•	Developments or disputes concerning our intellectual property or our products, or third-party proprietary rights;

•	Changes in accounting standards, policies, guidelines, interpretations or principles;

•	New laws or regulations, new interpretations of existing laws, or the new application of existing regulations to our business;

•	Changes in tax laws or regulations;

•	Any major change in our board of directors or management;

•	Additional Class A ordinary shares being sold into the market by us or our existing shareholders or the anticipation of such sales;

•	Arbitrage or hedging strategy by purchasers of our Notes and certain financial institutions in connection with our capped call transactions;

•	Cyber-security and privacy breaches;

•	Lawsuits threatened or filed against us; and

•	Other events or factors, including those resulting from war, incidents of terrorism, or responses to these events.
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
The market price of our Class A ordinary shares could decline as a result of substantial sales of our Class A ordinary shares, particularly sales by our directors, executive officers and significant shareholders, or the perception in the market that holders of a large number of shares intend to sell their shares. As of June 30, 2019, we had 118,184,933 outstanding Class A ordinary shares and 124,722,559 outstanding Class B ordinary shares.
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
Risks Related to Our Outstanding Notes
Paying amounts due in cash in respect of our outstanding Notes on interest payment dates, at maturity and upon exchange thereof will require a significant amount of cash. We may not have sufficient cash flow from our business to pay when due, or raise the funds necessary to pay when due, amounts owed in respect of the Notes, which could adversely affect our business and results of operations.

The ability to make scheduled payments of interest on, and principal of, to satisfy exchanges for cash in respect of, and/or to refinance, our outstanding Notes depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. If we are unable to generate enough cash flow to make payments on the Notes when due, we may be required to adopt one or more alternatives, such as selling assets or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance the Notes, which we may need to do in order to satisfy our obligations thereunder, will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on the Notes.

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

In addition, our indebtedness on the Notes, combined with our other financial obligations and contractual commitments, could have other important consequences. For example, it could:

•Make us more vulnerable to adverse changes in government regulation and in the worldwide economic, industry and competitive environment;
•Limit our flexibility in planning for, or reacting to, changes in our business and our industry;
•Place us at a disadvantage compared to our competitors who have less debt;
•Limit our ability to borrow additional amounts to fund acquisitions, for working capital and for other general corporate purposes; and
•Make an acquisition of the Company less attractive or more difficult.

Any of these factors could harm our business, results of operations and financial condition. In addition, if we incur additional indebtedness, the risks related to our business and our ability to repay our indebtedness on the Notes would increase.

The conditional exchange feature of the Notes, when triggered, may adversely affect our liquidity and operating results.

When the conditional exchange feature of the Notes is triggered, holders of Notes are entitled to exchange the Notes at any time during specified periods, at their option. The conditional exchange feature of the Notes was triggered as of June 30, 2019, and the Notes are currently exchangeable at the option of the holders, in whole or in part, between July 1, 2019 and September 30, 2019. If holders elect to exchange their Notes during such fiscal quarter, we would be required to settle our exchange obligation through the payment of cash, which could adversely affect our liquidity. In addition, even without holders electing to exchange their Notes during such fiscal quarter, we were required under applicable accounting rules to reclassify the outstanding principal of the Notes as a current rather than long-term liability as of June 30, 2019, resulting in a material reduction of our net working capital.

Whether the Notes will be exchangeable following such fiscal quarter will depend on the continued satisfaction of this condition or another exchange condition in the future. If holders elect to exchange their Notes during future periods following the satisfaction of an exchange condition, we would be required to settle our exchange obligation through the payment of cash, which could adversely affect our liquidity. In addition, even if holders do not elect to exchange their Notes during such future periods, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The accounting for the Notes may result in volatility to our reported financial results, which could adversely affect the price at which our Class A ordinary shares trade.

We will settle exchanges of the Notes entirely in cash. Accordingly, the exchange feature that is part of the Notes will be accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. In general, this will result in an initial valuation of the exchange feature, which will be bifurcated from the debt component of the Notes, resulting in an original issue discount. The original issue discount will be amortized and recognized as a component of interest expense over the term of the Notes, which will result in an effective interest rate reported in our consolidated statements of operations significantly in excess of the stated interest rate of the Notes. Although this accounting treatment will not affect the amount of cash interest paid to holders of the Notes or our cash flows, it will reduce our earnings and could adversely affect the price at which our Class A ordinary shares trade.

Additionally, for each financial statement period after issuance of the Notes, a derivative gain or loss will be reported in our consolidated statements of operations to the extent the valuation of the exchange feature changes from the previous period. The capped call transactions described below and elsewhere in this annual report will also be accounted for as derivative instruments. The valuation of the exchange feature of the Notes and capped call transactions utilizes significant observable and unobservable market inputs, including stock price, stock price volatility, and time to expiration of the Notes. The change of inputs at period end from the previous period may result in a material change of the valuation and the gain or loss resulting from the exchange feature of the Notes and capped call transactions may not completely offset each other. As such, there may be a material net impact to our consolidated statements of operations, which could adversely affect the price at which our Class A ordinary shares trade.

The arbitrage or hedging strategy by purchasers of the Notes and Option Counterparties in connection with our capped call transactions may affect the value of our Class A ordinary shares.

We expect that many investors in, and potential purchasers of the Notes will employ, or seek to employ, an arbitrage strategy with respect to the Notes. Investors would typically implement such a strategy by selling short our Class A ordinary shares underlying the Notes and dynamically adjusting their short position while continuing to hold the Notes. Investors may also implement this type of strategy by entering into swaps on our Class A ordinary shares in lieu of or in addition to selling short our Class A ordinary shares. This activity could decrease (or reduce the size of any increase in) the market price of our Class A ordinary shares at that time.

In connection with the pricing of the Notes, we entered into privately negotiated capped call transactions with certain financial institutions (the “Option Counterparties”). The capped call transactions are expected generally to offset cash payments due upon exchange of the Notes in excess of the principal amount thereof in the event that the market value per Class A ordinary share of the Company is at the time of exchange of the Notes greater than the strike price under the capped call transactions, with such offset subject to a cap based on the cap price. We believe the Option Counterparties, in connection with establishing their initial hedges of the capped call transactions, purchased our Class A ordinary shares and/or entered into various derivative transactions with respect to our Class A ordinary shares concurrently with or shortly after the pricing of the Notes. The Option Counterparties may modify these initial hedge positions by entering into or unwinding various derivatives with respect to our Class A ordinary shares and/or purchasing or selling our Class A ordinary shares or other securities of ours in secondary market transactions prior to the maturity of the Notes. This activity could decrease, or reduce the size of any increase in the market price of our Class A ordinary shares at that time.

We are subject to counterparty risk with respect to the capped call transactions.

The Option Counterparties are financial institutions, and we are subject to the risk that they might default under the capped call transactions. Our exposure to the credit risk of the Option Counterparties is not secured by any collateral. If an Option Counterparty becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings, with a claim equal to our exposure at that time under the capped call transactions with that Option Counterparty. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our Class A ordinary shares. In addition, upon a default by an Option Counterparty, we may suffer adverse tax consequences and may, on a net basis, have to pay more cash to settle exchanges of the Notes. We can provide no assurances as to the financial stability or viability of the Option Counterparties.
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
We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we have been, and expect to continue to, voluntarily submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. If some investors find our Class A ordinary shares less attractive because of these exemptions, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.
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
In addition, we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and GAAP, including differences related to revenue recognition, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with GAAP. As a result, it may be difficult to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under GAAP.

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
We may rely on exemptions available under the NASDAQ listing standards to a foreign private issuer and follow our home country practices in the future, and as a result, our shareholders may not be provided with the benefits of certain corporate governance requirements of the NASDAQ listing standards.
We may lose our foreign private issuer status in the future, which could result in significant additional cost and expense.
In order to maintain our current status as a foreign private issuer, either
(i) a majority of voting power of our shares must be either directly or indirectly owned of record by non-residents of the United States
or
(ii) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50% of our assets cannot be located in the United States, and (c) our business must be administered principally outside the United States.
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
If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the United Kingdom, or if at that time we have our shares admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (or a regulated market in one or more member states of the European Economic Area), we would be subject to a number of rules and restrictions, including, but not limited to, the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we may not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona-fide competing bidders.
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
Under the Companies Act, our shareholders generally have the right to subscribe and pay for a sufficient number of our shares to maintain their relative ownership percentages prior to the issuance of any new shares in exchange for cash consideration. Shareholders in certain jurisdictions may not be able to exercise their pre-emptive rights unless securities laws have been complied with in such jurisdictions with respect to such rights and the related shares, or an exemption from the requirements of the securities laws of these jurisdictions is available. We currently do not intend to register the Class A ordinary shares under the laws of any jurisdiction other than the United States, and no assurance can be given that an exemption from the securities laws requirements of other jurisdictions will be available to shareholders in these jurisdictions. To the extent that such shareholders are not able to exercise their pre-emptive rights, the pre-emptive rights would lapse, and the proportional interests of such shareholders would be reduced.
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
U.S. investors may have difficulty enforcing civil liabilities against us, our directors, or our executive officers.
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

Item 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

Corporate Information

Atlassian Corporation Plc was incorporated and registered in the United Kingdom in November 2013 as a public company limited by shares. Our registered office is located at Exchange House, Primrose Street, London EC2A 2EG, c/o Herbert Smith Freehills LLP. Our principal offices are located at Level 6, 341 George St., Sydney, NSW, 2000 Australia for Atlassian Pty Ltd and at 350 Bush Street, Floor 13, San Francisco, California 94104 for Atlassian, Inc.

Atlassian Corporation Plc is a holding company and we conduct substantially all of our business through certain of our subsidiaries, including Atlassian Pty Ltd and Atlassian, Inc.

The principal laws and legislation under which we operate and under which the Class A ordinary shares and Class B ordinary shares are issued is the Companies Act and the regulations made thereunder.

In October 2018, we acquired OpsGenie, Inc. (“OpsGenie”), a leader in incident alerting and on-call schedule management. The total purchase price was approximately $259.5 million in cash consideration. The acquisition of OpsGenie complements our current product offerings and enables customers to plan for and respond to IT service disruptions.

Additionally, in April 2019 we acquired AgileCraft LLC (“AgileCraft”), a leading provider of enterprise agile planning software. The total purchase price was approximately $154.0 million in cash and $1.7 million in fair value of replacement shares attributable to service provided prior to acquisition.The acquisition of AgileCraft complements our current product offerings and helps enterprise organizations build and manage a ‘master plan’ of their most strategic projects and workstreams. AgileCraft was rebranded as “Jira Align” after the acquisition.

The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website address is atlassian.com. The information contained on our website is not part of this annual report.

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

Our products help teams organize, discuss, and complete their work – delivering superior outcomes for their organizations. Our primary products include Jira Software, targeting software teams, and Jira Core, targeting other business teams (collectively, “Jira”) for planning and project management, Confluence for content creation and sharing, Trello for capturing and adding structure to fluid, fast-forming work for teams, Bitbucket for code sharing and management, Jira Service Desk for team service and support applications, Opsgenie for incident management, and Jira Align for enterprise agile planning. Together, our products form an integrated system for organizing, discussing and completing shared work, becoming deeply entrenched in how people collaborate and how organizations run.
We begin with a deep investment in product development to create and refine high-quality and versatile products that users love. By making our products affordable for organizations of all sizes and transparently sharing our pricing online for most of our products, we do not follow the practice of opaque pricing and discounting that is typical in the enterprise software industry. We pursue customer volume, targeting every organization, regardless of size, industry, or geography. This allows us to operate at unusual scale for an enterprise software company, with more than 150,000 customers across virtually every industry sector in approximately 190 countries as of June 30, 2019. Our customers range from small organizations that have adopted one of our products for a small group of users, to over two-thirds of the Fortune 500, many of which use a combination of our products across thousands of users.
We take a long-term view of our customer relationships and our opportunity. We recognize that users drive the adoption and proliferation of our products and, as a result, we focus on enabling a self-service, low-friction distribution model that makes it easy for users to try, adopt, and use our products. We are relentlessly focused on measuring and improving user satisfaction as we know that one happy user will beget another, thereby expanding the large and organic word-of-mouth community that helps drive our growth.
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

Our culture of innovation, transparency, and dedication to our customers drives our success in implementing and refining this unique approach. We believe this approach creates a self-reinforcing effect that fosters innovation, quality, customer satisfaction, scale, and profitability. As a result of this strategy, we invest significantly more in research and development activities than in traditional sales activities relative to other enterprise software companies.

Our Product Strategy

We have developed and acquired a broad portfolio of products that help teams large and small to organize, discuss, and complete their work in a new way that is coordinated, efficient and innovative. Our products serve the needs of teams of software developers, IT professionals, and knowledge workers. While these products provide a range of distinct functionality to users, they share certain core attributes:

•
Built for Teams - Our products are singularly designed to help teams work better together and achieve more. We design products that help our customers collaborate more effectively, be more transparent and operate in a coordinated manner.

•
Easy to Adopt and Use - We invest significantly in research and development to enable our products to be both powerful and extremely easy to use. Our software is designed to be accessed from the Internet and immediately put to work. By reducing the friction that usually accompanies the purchasing process of business software and eliminating the need for complicated and costly implementation and training, we believe we attract more people to try, buy, and derive value from our software.

•
Versatile and Adaptable - We design simple products that are useful in a broad range of workflows and projects. We believe that our products can improve any process involving teams, multiple workstreams, and deadlines. For example, Jira, which enables software teams to plan, build, and ship code, is also used by thousands of our customers to manage workflows related to product design, supply chain management, expense management, and legal document review.

•
Integrated - Our products are integrated and designed to work well together. For example, the status of an IT service ticket generated in Jira Service Desk can be viewed in Confluence, providing visibility to business stakeholders.

•
Open - We are dedicated to making our products open and interoperable with a range of other platforms and applications, such as Slack, salesforce.com, Workday, and Dropbox. In order to provide a platform for our partners and to promote useful products for our users, in 2012 we introduced the Atlassian Marketplace, an online marketplace that features thousands of apps created by a growing global network of independent developers and vendors. The Atlassian Marketplace provides customers a wide range of additional capabilities they use to extend or enhance our products, further increasing the value of our platform.

Our Distribution Model

Our high-velocity, low-friction distribution model is designed to drive exceptional customer scale by making affordable products available online. We focus on product quality, automated distribution, transparent pricing, and customer service in lieu of a costly traditional sales infrastructure. We primarily rely on word-of-mouth and low-touch demand generation to drive trial, adoption, and expansion of our products.

The following are key attributes of our unique model:

•
Innovation-driven - Relative to other enterprise software companies, we invest significantly in research and development rather than marketing and sales. Our goal is to focus our spending on measures that improve quality, ease of adoption, and expansion, and create organic customer demand for our products. We also invest in ways to automate and streamline distribution and customer support functions to enhance our customer experience and improve our efficiency.

In addition, a portion of our research and development spending is directed towards demand generation and customer conversion. For example, we have invested in the development of an internal platform that analyzes customer behavior and promotes additional products directly to users in the context of their activity.

•
Simple and Affordable - We offer our products at affordable prices in a simple and transparent format. For example, a customer coming to our website can evaluate, purchase and set up a Jira license, for 10 users or 50,000+ users, based on a transparent list price, without any interaction with a sales person. This approach, which stands in contrast to the opaque and complex pricing plans offered by most traditional enterprise software vendors, is designed to complement the easy-to-use, easy-to-adopt nature of our products and accelerate adoption by large volumes of new customers.

•
Organic and Expansive - Our model benefits significantly from customer word-of-mouth driving traffic to our website. The vast majority of our transactions are conducted on our website, which drastically reduces our customer acquisition costs. We also benefit from distribution leverage via our network of solution partners, who resell and customize our products. Once we have landed within a customer team, the networked nature and flexibility of our products tend to lead to adoption by other teams and departments, resulting in user growth, new use cases, and the adoption of our other products.

•
Scale-oriented - Our model is designed to generate and benefit from significant customer scale and our goal is to maximize the number of individual users of our software. With more than 150,000 customers using our software today, we are able to reach a vast number of users, gather insights to refine our offerings, and generate revenue growth by expanding within our customer accounts. With 4,091 customers paying us in excess of $50,000 during fiscal year 2019, many of whom started as significantly smaller customers, we have demonstrated our ability to grow within our existing customer base. Ultimately, our model is designed to serve millions of customers and to benefit from the data, network effects, and customer insights that emerge from such scale.

•
Data-driven - Our scale and the design of our model allows us to gather insights into and improve the customer experience. We track, test, nurture and refine every step of the customer journey and our users' experience. This allows us to intelligently manage our funnel of potential users, drive conversion, and promote additional products to existing users. Our scale has enabled us to experiment with various approaches to these tasks and constantly tune our strategies for user satisfaction and growth.

Our Culture

Our company culture is exemplified by our core values:

The following are the key elements of our corporate culture that contribute to our ability to drive customer value and achieve competitive differentiation:

•
Openness and Innovation - We value transparency and openness as an organization. We believe that putting product pricing and documentation online promotes trust and makes customers more comfortable engaging with our low-touch model. In addition, we are dedicated to innovation and encourage our employees to invent new applications, uses, and improvements for our software. We run our Company using our own products, which promotes open communication and transparency throughout the organization.

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

Our Financial Model

By developing a product strategy, distribution model, and culture that are designed around the needs of our customers and users, we believe that we have established a financial model that is favorable for our shareholders. Our model has allowed us to grow customers and revenue steadily while generating positive free cash flow for each of the last 14 fiscal years. Our model relies on rapidly and efficiently landing new customers and expanding our relationship with them over time. The following are the key elements of our model:

•
Significant Investment in Ongoing Product Development and Sales Automation - Our research and development investments enable us to rapidly build new products, continuously enhance our existing products, acquire and integrate technologies, obtain data-driven insights, and further automate and streamline our approach to customer acquisition.

•
Rapid and Efficient Acquisition of New Customers - By building products that are affordable and easy to adopt and use, we are able to attract customers rapidly without relying primarily on a traditional sales force, thereby lowering the cost of customer acquisition significantly.

•	Continued Expansion - Our success is dependent on our ability to expand the relationship with our existing base of customers through the addition of more users, teams and products.

•
Predictability of Sales - As we are not dependent on a traditional sales force and primarily rely on a high-velocity, low-friction online distribution model, we have historically experienced a linear quarterly sales cycle. Once teams begin working together with our software, we become embedded in their workflows, becoming a system for engagement within organizations. This degree of integration makes our products difficult to displace and provides us with steady and predictable revenue.

•
Positive Free Cash Flow - By reducing customer acquisition costs and establishing a revenue model that has scaled linearly, our model has allowed us to have positive free cash flow for more than the last 14 fiscal years.

Our Products

           We offer a range of team collaboration products, including:

•	Jira for team planning and project management;

•	Confluence for team content creation and sharing;

•	Trello for capturing and adding structure to fluid, fast-forming work for teams;

•	Bitbucket for team code sharing and management;

•	Jira Service Desk for team service and support applications;

•	Opsgenie for incident management; and

•	Jira Align for enterprise agile planning.

These products can be deployed by users through the cloud and many of our products can be deployed behind the firewall on the customers' own infrastructure.

Jira. Jira provides a sophisticated and flexible workflow management system that helps teams plan, organize, track and manage their work and projects. Jira’s customizable dashboards and powerful reporting features keep teams aligned and on track.

Confluence. Confluence is a social and flexible content collaboration platform used to create, share, organize, and discuss projects. Through Confluence’s rich and dynamic editor, our customers create and share their work - meeting notes, blogs, product requirements, file lists, company information, or project plans - with their team or external customers. Confluence’s collaborative capabilities enable teams to stay up to date and on the same page.

Trello. Trello is a collaboration and organization product that captures and adds structure to fluid, fast-forming work for teams. A project management application that can organize your tasks into lists and boards, Trello can tell users and their teams what is being worked on, by whom, and how far along the task or project is. At the same time, Trello is extremely simple and flexible, which allows it to serve a vast number of other collaboration and organizational needs.

Bitbucket. Bitbucket is a code management and collaboration product for teams using distributed version control systems. Bitbucket empowers teams to build, store, test, collaborate and deploy shared code.

Jira Service Desk. Jira Service Desk is an intuitive and flexible service desk product for creating and managing service experiences for a variety of service team providers, including IT, legal, and HR teams. Jira Service Desk features an elegant self-service portal, best-in-class team collaboration, ticket management, integrated knowledge, service level agreement support, and real-time reporting.

Opsgenie. Opsgenie is an incident management tool that enables IT teams to plan for and respond to service disruptions. Opsgenie quickly routes alerts to the appropriate IT teams, speeding diagnosis and resolution, and reducing downtime.

Jira Align. Jira Align helps enterprise organizations build and manage a ‘master plan’ that maps strategic projects to the various work streams required to deliver them. Jira Align provides business leaders with better visibility into bottlenecks, risks, and dependencies, as well as more accuracy around capacity planning and measuring return on investment.

Other Products

We also offer additional tools, including Atlassian Access, Bamboo, Crowd, Crucible, Fisheye, Jira Portfolio, Sourcetree and Statuspage.

In July 2018, we announced a strategic partnership with Slack. With this partnership, we exited the real-time communications space. Slack acquired the intellectual property for Stride and Hipchat Cloud, both of which were discontinued.

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

The Atlassian Marketplace and Ecosystem

The Atlassian Marketplace is a hosted online marketplace for free and purchasable apps to our products. The Atlassian Marketplace offers thousands of apps from a large and growing ecosystem of third-party vendors and developers.

We offer the Atlassian Marketplace to customers to simplify the discovery and purchase of add-on capabilities for our products and to third-party vendors and developers to more easily reach our customer base, and to simplify license management and renewals. Our portion of revenue derived from each add-on sale to the vendors is typically 25%. In fiscal year 2019, the Atlassian Marketplace generated over $300 million in purchases.

Marketing

Our go-to-market approach is driven by the strength and innovation of our products and organic user demand. Our model focuses on a land-and-expand strategy, automated and low-touch customer service, superior product quality, and disruptive pricing. We make our products easy to set up and try, which facilitates rapid and widespread adoption of our software. Our products are built for teams, and thus have natural network effects that help them spread virally, through word-of-mouth, across teams and departments. This word-of-mouth marketing increases as more individual users and teams discover our products.

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

Sales

Our website is our primary forum for sales, and supports thousands of commercial transactions daily. We share a wide variety of information directly with prospective customers, including detailed product information and product pricing. Our sales model focuses on enabling customer self-service, data-driven targeting and automation. As a result, we do not rely primarily on a traditional, commissioned direct sales force. We focus on allowing purchasing to be coordinated online through an automated, easy-to-use web-based process that permits payment using a credit card or bank/wire transfer. We augment rigorous and continuously-improving automated processes with a customer service team to help customers where needed and identify future automation improvements.

We also have a global network of solution partners with unique expertise, services and products that complement the Atlassian portfolio, such as deployment and customization services, localized purchasing assistance around currency, and language and specific in-country compliance requirements. Sales programs consist of activities and teams focused on supporting our solution partners, tracking channel sales activity, supporting and servicing our largest customers by helping optimize their experience across our product portfolio, helping customers expand their use of our products across their organizations and helping product evaluators learn how they can use our tools most effectively.

Community and Ecosystem

We are deeply committed to our global community, with over 25,000 third-party developers on the Atlassian platform and a network of over 500 solution partners. We foster a sense of community with our users through our Atlassian Community Events (“ACE”) program, where users can meet in their local cities at annual live customer and developer events, including Atlassian Summit, Atlassian Open, Atlas Camp, and Atlassian Community, our online community which features user-generated questions and answers with in-depth discussion of our products.

ACEs are community-led meetups held around the world that we sponsor and are run by a network of enthusiastic and committed customers who develop an agenda covering wide-ranging topics for users to discuss together.

The Atlassian Summit is our user event where our users can engage and learn from thousands of other users and hundreds of product experts. We use the event to share future product themes, deeper how-tos and customer-lead adoption best practices. The event also features product demos and hands-on training courses and is a large networking opportunity for customers to meet each other, our partner ecosystem, and our employees.

Atlassian Open is a multi-city event where users can learn how to make teams more open, powerful, effective and happier. During these events we share how we’re creating the future of teamwork.

Atlas Camp is our developer conference which provides an opportunity for the developer community to enhance their skills and knowledge of our products, including the integration capabilities of our platform, and meet with product specialists.

Customer Support and Services

We focus on designing products that are easy to set up, adopt, and use without support. We provide maintenance and support for all of our licensed customers through our global, multi-channel technical support and services group. Customers are entitled to technical support through an active subscription to our cloud products, or through an active annual maintenance agreement for our on-premises products. This maintenance and support provides customers with new features and improvements, and 24x7 access to our phone and online support teams.

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

We also offer premier hands-on support from a team of dedicated senior support engineers and technical account managers who act as a single point of contact for our support, product and engineering teams.

Further customized support and professional services are provided through Atlassian solution partners. We have over 500 solution partners worldwide dedicated to handling specific needs of our customers, such as translating documentation, providing on-site demos or training, building add-ons, tuning deployments, assisting with complex enterprise solutions, and providing setup or agile-based coaching. Our solution partners specialize in environment integrations and customizations and work with some of our largest customers to conduct hands-on system integrations, deployments, and upgrades.

Competition

Our products serve teams of all shapes and sizes in every industry, from software and technical teams, to IT and service teams, to a broad array of business teams.

Our competitors range from large technology vendors to new and emerging businesses in each of the markets we serve:

•
Software Teams - Our competitors include large technology vendors, including Microsoft and IBM, and smaller companies like GitHub (acquired by Microsoft) and Gitlab that offer project management, collaboration and developer tools.

•
IT Teams - Our competitors range from cloud vendors, including ServiceNow, salesforce.com, PagerDuty, Freshworks, and Zendesk, to legacy vendors such as BMC Software (Remedy) that offer service desk solutions.

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

Employees

Our employees are our greatest asset and we strive to foster a collaborative, productive and fun work environment. As of June 30, 2019, 2018 and 2017 we had 3,616, 2,638, and 2,193 employees, respectively.

C. Organizational Structure

Atlassian Corporation Plc is a holding company and we conduct substantially all of our business through certain of our subsidiaries. As of June 30, 2019, our subsidiaries, all of which are wholly-owned, are as follows:

Name	Country of Incorporation
Atlassian (UK) Limited	United Kingdom, United States of America
Atlassian (UK) Holdings Limited	United Kingdom, United States of America
Atlassian (Australia) Limited	United Kingdom, United States of America
Atlassian (Global) Limited (1)	United Kingdom
Atlassian (UK) Operations Limited	United Kingdom
Atlassian, Inc.	United States of America
Atlassian Network Services, Inc.	United States of America
Dogwood Labs, Inc.	United States of America
Trello, Inc.	United States of America
AgileCraft LLC	United States of America
AgileCraft Australia Pty Ltd	Australia
OpsGenie, Inc.	United States of America
Opsgenie Yazılım Anonim Şirketi	Turkey
iFountain, LLC	United States of America
Atlassian Australia 1 Pty Ltd	Australia
Atlassian Australia 2 Pty Ltd	Australia
Atlassian Corporation Pty. Ltd.	Australia
Atlassian Pty Ltd	Australia
Good Software Co. Pty. Ltd.	Australia
Atlassian Capital Pty. Ltd.	Australia
MITT Australia Pty Ltd	Australia
MITT Trust	Australia
Atlassian K.K.	Japan
Atlassian Germany GmbH	Germany
Atlassian Holdings B.V.	Netherlands
Atlassian Philippines, Inc.	Philippines
Atlassian France SAS	France
Atlassian B.V.	Netherlands
Atlassian Canada Inc.	Canada
Atlassian India LLP	India
(1) Atlassian (Global) Limited is currently in liquidation.
D. Property, Plant and Equipment
We lease approximately 238,000 square feet of office space in Sydney, Australia under various lease agreements. We lease approximately 419,000 square feet of office space in the San Francisco Bay Area, California, under various lease agreements. We also lease other office facilities around the world, including in Austin, Texas; New York, New York; Boston, Massachusetts; the Netherlands; Japan; the Philippines; India; and Turkey.

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
Our products serve teams of all shapes and sizes, in virtually every industry. Our primary products include Jira for planning and project management, Confluence for content creation and sharing, Trello for capturing and adding structure to fluid, fast-forming work for teams, Bitbucket for code sharing and management, Jira Service Desk for team service and support applications, Opsgenie for incident management, and Jira Align for enterprise agile planning.
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
To reach this expansive market, we primarily distribute and sell our products online without traditional sales infrastructure where our customers can get started in minutes without the need for assistance. We focus on enabling a self-service, low-friction model that makes it easy for customers to try, adopt and use our products. By making our products simple, powerful, affordable and easy to adopt, we generate demand from word-of-mouth and viral expansion within organizations.
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
A substantial majority of our sales are automated through our website, including sales of our products through our solution partners and resellers. Our solution partners and resellers primarily focus on customers in regions that require local language support. Sales through indirect channels comprised over one-third of total revenues for fiscal year 2019. We plan to continue to invest in our partner programs to help us enter and grow in new markets, complementing our automated, low-touch approach.
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
As of June 30, 2019, we had 152,727 customers. With these customers using our software today, we are able to reach a vast number of users, gather insights to refine our offerings and generate growing revenue by expanding within our customer base. No single customer contributed more than 1% of our total revenues during the fiscal year ended June 30, 2019.
We define the number of customers at the end of any particular period as the number of organizations with unique domains that have at least one active and paid license or subscription of our products for which they paid approximately $10 or more per month. While a single customer may have distinct departments, operating segments, or subsidiaries with multiple active licenses or subscriptions of our products, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.
Our customers, as defined in this metric, have generated substantially all of our revenue in each of the periods presented. Including organizations who have only adopted our free or starter products, the active use of our products extends well beyond our 152,727 customers.
The following table sets forth our number of customers:

	As of June 30,
	2019	2018	2017
Customers	152,727 ***	125,796 **	89,237*
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
*** Includes an increase of 1,396 customers as a result of our acquisition of OpsGenie and an increase of approximately 2,500 Trello customers as a result of the open board limits we introduced for Trello.
Free cash flow
Free cash flow is a non-IFRS financial measure that we calculate as net cash provided by operating activities less net cash used in investing activities for capital expenditures.

	Fiscal Year Ended June 30,
	2019	2018	2017

Net cash provided by operating activities	$466,342	$311,456	$199,381
Less: Capital expenditures	(44,192)	(30,209)	(15,129)
Free cash flow	$422,150	$281,247	$184,252
Free cash flow increased by $140.9 million during the fiscal year ended June 30, 2019 due to a $154.9 million increase of net cash provided by operating activities, offset by a $14.0 million increase of capital expenditures as we continue to invest in our facilities.
For more information about net cash provided by operating activities, please see “Liquidity and Capital Resources”.
A. Operating Results
Components of Results of Operations
Sources of Revenues
The Group adopted IFRS 15 as of July 1, 2018, using the full retrospective method. Accordingly, the results for the prior comparable periods were adjusted to conform to the current period measurement and recognition of results. For details of IFRS 15 adoption, please refer to Note 2, “Summary of Significant Accounting Policies,” of the notes to our consolidated financial statements.

Subscription revenues
Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide. We also sell on-premises term license agreements for our Data Center products, which consists of software licensed for a specified period, and includes support and maintenance service that is bundled with the license for the term of the license period. Subscription revenues are driven primarily by the number and size of active licenses, the type of product and the price of the licenses. Our subscription-based arrangements generally have a contractual term of one to twelve months, with a majority being one month. For cloud-based services, subscription revenue is recognized ratably as services are performed, commencing with the date the service is made available to customers. For on-premises term-based licenses, we recognize revenue upfront for the portion that relates to the delivery of the term license and the support and related revenue is recognized ratably as the services are delivered over the term of the arrangement.

Maintenance revenues
Maintenance revenues represent fees earned from providing customers unspecified future updates, upgrades and enhancements, and technical product support for perpetual license products on an if-and-when-available basis. Maintenance revenue is recognized ratably over the term of the support period.
Perpetual license revenues
Perpetual license revenues represent fees earned from the license of software to customers for use on the customer’s premises other than Data Center products. Software is licensed on a perpetual basis. Perpetual license revenues consist of the revenues recognized from sales of licenses to new customers and additional licenses to existing customers. We recognize revenue on the license portion of perpetual license arrangements on the date of license delivery in substantially all situations.
Other revenues
Other revenues include fees received for sales of third-party apps in the Atlassian Marketplace, technical account management, and training services. Revenue from the sale of third-party vendor products via the Atlassian Marketplace is recognized at the date of product delivery given that all of our obligations have been met at that time and net of the vendor liability portion, as we function as the agent in the relationship. Revenue from technical account management is recognized over the time period that the customer has access to the service. Revenue from training is recognized as delivered or as the rights to receive training expire.
Cost of Revenues
Cost of revenues primarily consists of employee-related costs, including share-based payment expense, associated with our customer support and infrastructure service teams; expenses related to hosting our cloud infrastructure, which includes third-party hosting fees and depreciation associated with computer equipment and software; payment processing fees; amortization of product technologies; and facilities and related overhead costs. To support our cloud-based infrastructure, we utilize third-party managed hosting facilities and self-managed data centers. We allocate share-based payment expense to personnel costs based on the expense category in which the employee works. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in cost of revenues and operating expense categories.
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
Operating Expenses
Our operating expenses are classified as research and development, marketing and sales, and general and administrative. For each functional category, the largest component is employee- and labor-related expenses, which include salaries and bonuses, share-based payment expense, employee benefit costs, and contractor costs. We allocate overhead such as information technology infrastructure, rent ,and occupancy charges in each expense category based on headcount in that category.
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
We began granting restricted share units (“RSUs”) in 2014. Prior to our IPO, we granted RSUs with both a time-based service condition and a liquidity condition. The time-based service condition for substantially all of these awards is satisfied over four years. The liquidity condition was satisfied upon the effectiveness of the registration statement related to our IPO. Pursuant to IFRS, we estimate the fair value of each award at the date of grant and recognize expense over the service period rather than starting expense recognition upon a liquidity event, as is the case under U.S. Generally Accepted Accounting Principles.
During the fiscal years ended 2019 and 2018 we recognized share-based payment expense of $257.8 million and $162.9 million, respectively. As of June 30, 2019, the aggregate share-based payment expense remaining to be amortized to cost of revenues and operating expenses, over a weighted-average period of 1.4 years, was $285.3 million. We expect this share-based payment expense balance to be amortized as follows: $190.1 million during fiscal 2020; $69.5 million during fiscal 2021; $22.4 million during fiscal 2022 and $3.3 million thereafter. The expected amortization reflects only outstanding share awards as of June 30, 2019.
Research and development
Research and development expenses consist primarily of salaries and related expenses, including share-based payment expense, contract software development costs, and facilities and related overhead costs. We continue to focus our research and development efforts on building new products, adding new features and services, integrating acquired technologies, increasing functionality, enhancing our cloud infrastructure, and developing our mobile capabilities. We have not capitalized any research and development costs.
Marketing and sales
Marketing and sales expenses consist primarily of salaries and related expenses, including share-based payment expense, for our marketing and sales employees, marketing and sales programs and facilities and related overhead costs. Marketing programs consist of advertising, promotional events, corporate communications, brand building and product marketing activities such as online lead generation. Sales programs consist of activities and teams focused on supporting our partners, tracking channel sales activity, supporting and servicing our largest customers by helping optimize their experience across our product portfolio, helping customers expand their use of our products across their organizations, and helping product evaluators learn how they can use our tools most effectively.
General and administrative
General and administrative expenses consist of salaries and related expenses, including share-based payment expense, for finance, legal, human resources, and information technology personnel, as well as external legal, accounting, and other professional fees, other corporate expenses, and facilities and related overhead costs.
Income taxes
Income taxes primarily consist of income taxes in the United Kingdom, Australia and the United States, as well as income taxes in certain other foreign jurisdictions.
We generally conduct our international operations through wholly-owned subsidiaries and report our taxable income in various jurisdictions.
Net loss
We incurred a net loss on an IFRS basis in fiscal year 2019 as we continued to make significant investments in research and development and technology infrastructure for our cloud-based offerings, expand our operations globally and develop new products and features for, and enhancements of, our existing products. The net loss was also attributable to the mark to fair value of the Notes and capped call. Please refer to Note 15, “Exchangeable Senior Notes,” of the notes to our consolidated financial statements for details of our Notes and capped call.

Results of Operations
Our results of operations discussion includes comparisons of fiscal year ended June 30, 2019 as compared to fiscal year ended June 30, 2018 and the results for both fiscal 2019 and 2018 have been accounted for and presented to reflect our adoption of IFRS 15. Our consolidated financial statements for the fiscal years ended, and as of June 30, 2018 and 2017 included elsewhere in this Annual Report have been retrospectively restated to reflect the adoption of IFRS 15. The results of fiscal 2018 as compared to fiscal 2017 are included under Item 5.A. in our Annual Report on Form 20-F for fiscal year ended June 30, 2018, which were filed with the SEC on August 30, 2018. The adoption of IFRS 15 did not have a material impact on the comparability of our results of operations for fiscal 2018 relative to fiscal 2017 as presented in Item 5.A. of our Annual Report on Form 20-F for fiscal year ended June 30, 2018.
The following table sets forth our results of operations for the periods indicated:

	Fiscal Year Ended June 30,
	2019	2018
		*As Adjusted
Revenues:
Subscription	$633,950	$410,694
Maintenance	394,526	326,511
Perpetual license	93,593	83,171
Other	88,058	60,602
Total revenues	1,210,127	880,978
Cost of revenues (1) (2)	210,285	172,690
Gross profit	999,842	708,288
Operating expenses:
Research and development (1) (2)	579,134	415,776
Marketing and sales (1) (2)	268,356	187,315
General and administrative (1)	215,714	151,242
Total operating expenses	1,063,204	754,333
Operating loss	(63,362)	(46,045)
Other non-operating expense, net	(535,453)	(15,157)
Finance income	33,500	9,877
Finance costs	(40,241)	(6,806)
Loss before income tax expense	(605,556)	(58,131)
Income tax expense	(32,065)	(55,301)
Net loss	$(637,621)	$(113,432)
Net loss attributable to:
Owners of Atlassian Corporation Plc	$(637,621)	$(113,432)
Net loss per share attributable to ordinary shareholders:
Basic	$(2.67)	$(0.49)
Diluted	$(2.67)	$(0.49)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	238,611	231,184
Diluted	238,611	231,184
* Adjusted IFRS balances to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 of the notes to our consolidated financial statements for further details.
(1)    Amounts include share-based payment expense, as follows:

Cost of revenues	$17,450	$11,955
Research and development	149,049	98,609
Marketing and sales	39,303	23,605
General and administrative	51,960	28,704

(2)    Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$27,997	$21,188
Research and development	60	—
Marketing and sales	28,744	36,090

The following table sets forth our results of operations data for each of the periods indicated as a percentage of total revenues:

	Fiscal Year Ended June 30,
	2019	2018
		*As Adjusted
Revenues:
Subscription	52%	47%
Maintenance	33	37
Perpetual license	8	9
Other	7	7
Total revenues	100	100
Cost of revenues	17	20
Gross profit	83	80
Operating expenses:
Research and development	48	47
Marketing and sales	22	21
General and administrative	18	17
Total operating expenses	88	85
Operating loss	(5)	(5)
Other non-operating expense, net	(44)	(2)
Finance income	3	1
Finance costs	(4)	(1)
Loss before income tax expense	(50)	(7)
Income tax expense	(3)	(6)
Net loss	(53)	(13)

Amounts include share-based payment expense, as follows:
Cost of revenues	1%	1%
Research and development	12	11
Marketing and sales	3	3
General and administrative	4	3

Amounts include amortization of acquired intangible assets, as follows:
Cost of revenues	2%	2%
Research and development	—%	—%
Marketing and sales	2	4
* Adjusted IFRS balances to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 of the notes to our consolidated financial statements for further details.
Fiscal Year Ended 2019 and 2018
Revenues

	Fiscal Year Ended June 30,
	2019	2018	$ Change	% Change
	(U.S. $ in thousands)
		*As Adjusted
Subscription	$633,950	$410,694	$223,256	54%
Maintenance	394,526	326,511	68,015	21
Perpetual license	93,593	83,171	10,422	13
Other	88,058	60,602	27,456	45
Total revenues	$1,210,127	$880,978	$329,149	37
* Adjusted IFRS balances to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 of the notes to our consolidated financial statements for further details.
Total revenues increased $329.1 million, or 37%, in the fiscal year ended June 30, 2019 compared to the fiscal year ended June 30, 2018. Growth in total revenues was attributable to increased demand for our products from both new and existing customers. Of total revenues recognized in the fiscal year ended June 30, 2019, over 90% was attributable to sales to customer accounts existing on or before June 30, 2018. Our number of total customers increased to 152,727 at June 30, 2019 from 125,796 at June 30, 2018.
Subscription revenues increased $223.3 million, or 54%, in the fiscal year ended June 30, 2019 compared to the fiscal year ended June 30, 2018. The increase in subscription revenues was primarily attributable to additional subscriptions from our existing customer base. As customers increasingly adopt cloud-based, subscription services and term-based licenses of our Data Center products for their business needs, we expect our subscription revenues to continue to increase at a rate higher than the rate of increase of our perpetual license revenues in future periods.
Maintenance revenues increased $68.0 million, or 21%, in the fiscal year ended June 30, 2019 compared to the fiscal year ended June 30, 2018. The increase in maintenance revenues was primarily attributable to growing renewal of software maintenance contracts from our customers related to our perpetual license software offerings.
Perpetual license revenues increased $10.4 million, or 13%, in the fiscal year ended June 30, 2019 compared to the fiscal year ended June 30, 2018. A substantial majority of the increase in perpetual license revenues was attributable to additional licenses to existing customers.
Other revenues increased $27.5 million, or 45%, in the fiscal year ended June 30, 2019 compared to the fiscal year ended June 30, 2018. The increase in other revenues was primarily attributable to an increase in revenue from sales of third-party apps through our Atlassian Marketplace.
Total revenues by geography were as follows:

	Fiscal Year Ended June 30,
	2019	2018	$ Change	% Change
	(U.S. $ in thousands)
		*As Adjusted
Americas	$603,959	$439,363	$164,596	37%
EMEA	474,712	347,509	127,203	37
Asia Pacific	131,456	94,106	37,350	40
	$1,210,127	$880,978	$329,149	37
* Adjusted IFRS balances to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 of the notes to our consolidated financial statements for further details.
Cost of Revenues

	Fiscal Year Ended June 30,
	2019	2018	$ Change	% Change
	(U.S. $ in thousands)
		*As Adjusted
Cost of revenues	$210,285	$172,690	$37,595	22%
Gross margin	83%	80%
* Adjusted IFRS balances to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 of the notes to our consolidated financial statements for further details.
Cost of revenues increased $37.6 million, or 22%, in the fiscal year ended June 30, 2019 compared to the fiscal year ended June 30, 2018.
The overall increase was primarily due to an increase in compensation expense for employees and contractors of $23.8 million (which includes an increase of $5.5 million in share-based payment expenses), an increase of $6.8 million in amortization of intangible assets mainly due to the acquisition of OpsGenie and AgileCraft and an increase of $5.8 million in merchant fees.
We increased our headcount during the period to meet the higher demand for services from our customers. We expect to continue to invest in additional personnel as we scale. Over time, we expect the revenue from our cloud subscription business to grow as a percentage of total revenues. As a result, we intend to continue to invest in our cloud infrastructure, which we expect to lead to an increase in cost of revenues in absolute dollars.
Operating Expenses
Research and development

	Fiscal Year Ended June 30,
	2019	2018	$ Change	% Change
	(U.S. $ in thousands)
Research and development	$579,134	$415,776	$163,358	39%
Research and development expenses increased $163.4 million, or 39%, in the fiscal year ended June 30, 2019 compared to the fiscal year ended June 30, 2018.
The overall increase was primarily a result of an increase in compensation expense for employees and contractors of $130.3 million (which includes an increase of $50.4 million in share-based payment expenses) and an increase of $15.5 million in facilities and related overhead to support our employees.
We increased our research and development headcount during the period in order to enhance and extend our service offerings and develop new technologies. We expect that research and development expenses will increase in absolute dollars and may increase as a percentage of revenues in future periods as we continue to invest in additional personnel and technology to support the development, improvement and integration of technologies. We have not capitalized any research and development costs during fiscal year 2019 and 2018.
Marketing and sales

	Fiscal Year Ended June 30,
	2019	2018	$ Change	% Change
	(U.S. $ in thousands)
		*As Adjusted
Marketing and sales	$268,356	$187,315	$81,041	43%
* Adjusted IFRS balances to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 of the notes to our consolidated financial statements for further details.

Marketing and sales expenses increased $81.0 million, or 43%, for the fiscal year ended June 30, 2019, compared to the fiscal year ended June 30, 2018. Marketing and sales expense increased primarily due to an increase in compensation expense for employees and contractors of $41.8 million (which includes an increase of $15.7 million in share-based payment expenses) and an increase of $22.6 million in advertising costs.
Our marketing and sales headcount increased during the period as a result of hiring additional personnel to expand our relationship with our existing customers and to attract new customers. We expect marketing and sales expenses to increase in absolute dollars as we continue to invest in marketing and sales personnel, expand our global promotional activities, build brand awareness, expand our relationship with existing customers, attract new customers, and sponsor additional marketing events.
General and administrative

	Fiscal Year Ended June 30,
	2019	2018	$ Change	% Change
	(U.S. $ in thousands)
General and administrative	$215,714	$151,242	$64,472	43%
General and administrative expenses increased $64.5 million, or 43%, in the fiscal year ended June 30, 2019 compared to the fiscal year ended June 30, 2018. The increase was primarily due to an increase of $49.2 million in compensation expense for employees and contractors (which includes an increase of $23.3 million in share-based payment expenses) and an increase of $6.2 million in professional service fees primarily due to recent acquisition activities.
Our general and administrative headcount increased during the period as we added personnel to support our growth. We expect that general and administrative expenses will increase in absolute dollars as we continue to invest in additional personnel and our infrastructure and incur additional professional fees to support the growth of our business.
Other non-operating expense, net

	Fiscal Year Ended June 30,
	2019	2018	$ Change	% Change
	(U.S. $ in thousands)
Other non-operating expense, net	$(535,453)	$(15,157)	$(520,296)	*
_______________________
*    Not meaningful
Other non-operating expense, net increased $520.3 million in the fiscal year ended June 30, 2019, compared to the fiscal year ended June 30, 2018. The increase was primarily due to the net impact from the mark to fair value of the embedded exchange feature of the Notes and the related capped call transactions of $521.5 million. Please refer to Note 15 of the notes to our consolidated financial statements for more details of our Notes and capped call.
Income tax expense

	Fiscal Year Ended June 30,
	2019	2018	$ Change	% Change
	(U.S. $ in thousands)
		*As Adjusted
Income tax expense	$(32,065)	$(55,301)	$23,236	(42)%
Effective tax rate	**	**
* Adjusted IFRS balances to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 of the notes to our consolidated financial statements for further details.
**    Not meaningful

We reported a tax expense of $32.1 million on pretax loss of $605.6 million for the fiscal year ended June 30, 2019, as compared to a tax expense of $55.3 million on pretax loss of $58.1 million for the fiscal year ended June 30, 2018. Our effective tax rate substantially differed from the U.K. income tax rate of 19.0% primarily due to different tax rates in foreign jurisdictions such as U.S. and Australia, the recognition of significant permanent differences during the fiscal years ended 2019 and 2018 and non-cash charges to reduce the carrying value of our U.S. deferred tax assets due to the reduced statutory rate in the U.S. Tax Cuts and Jobs Act as well as changes in our assessment of the realizability of our U.S. and Australian deferred tax assets. In June 2019 and December 2017, as a result of our assessment of the realizability of its Australian and U.S. deferred tax assets, we recorded non-cash charges to tax expense of $54.7 million and $30.4 million, respectively to reduce the carrying value of these assets. Our assessment of the realizability of our Australian and U.S. deferred tax assets is based on all available positive and negative evidence. Such evidence includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, and the carry-forward periods available for the utilization of deferred tax assets.
Significant permanent differences included non-deductible charges related to the Notes, nondeductible share-based payment expense and research and development incentives.
See Note 8, “Income Tax,” to the notes to our consolidated financial statements for our reconciliation of loss before income tax benefit (expense) to income tax benefit (expense). A change in our global operations could result in changes to our effective tax rates, future cash flows and overall profitability of our operations.
B. Liquidity and Capital Resources
As of June 30, 2019, we had cash and cash equivalents totaling $1.3 billion, short-term investments totaling $445.0 million and trade receivables totaling $82.5 million. Since our inception, we have primarily financed our operations through cash flows generated by operations.
Our cash flows from operating activities, investing activities, and financing activities for the fiscal years ended 2019, 2018 and 2017 were as follows:

	Fiscal Year Ended June 30,
	2019	2018	2017
	(U.S. $ in thousands)
Net cash provided by operating activities	$466,342	$311,456	199,381
Net cash used in by investing activities	(604,198)	(51,696)	(224,573)
Net cash (used in) provided by financing activities	(3,187)	906,789	9,438
Effect of exchange rate changes on cash and cash equivalents	(855)	(630)	465
Net (decrease) increase in cash and cash equivalents	$(141,898)	$1,165,919	$(15,289)
We believe that our existing cash and cash equivalents, together with cash generated from operations, will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors including our growth rate, the timing and extent of spend on research and development efforts, employee headcount, marketing and sales activities, acquisitions of additional businesses and technologies, the timing and extent of exchange of the Notes for payments of cash, the introduction of new software and services offerings, enhancements to our existing software and services offerings and the continued market acceptance of our products.
Cash provided by operating activities has historically been affected by the amount of net income (loss) adjusted for non-cash expense items such as non-coupon impact related to the Notes and capped calls, depreciation and amortization and expense associated with share-based awards, the timing of employee-related costs such as bonus payments, collections from our customers, which is our largest source of operating cash flows, and changes in other working capital accounts.
Accounts impacting working capital consist of trade receivables, prepaid expenses and other current assets, current derivative assets, trade and other payables, provisions, current derivative liabilities, current portion of our Notes and other current liabilities. Our working capital may be impacted by various factors in future periods, such as billings to customers for subscriptions, licenses and maintenance services and the subsequent collection of those billings or the amount and timing of certain expenditures.
Net cash provided by operating activities was $466.3 million for the fiscal year ended June 30, 2019, as a result of $605.6 million in loss before income tax expense adjusted by non-cash charges including the loss of marking to fair value of the embedded exchange feature of the Notes and related capped call transactions of $533.9 million, depreciation and amortization of $70.2 million, share-based payment expense of $257.8 million and debt discount and issuance cost amortization of $33.9 million. The net increase of $169.0 million from our operating assets and liabilities was primarily attributable to a $122.5 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts and a $75.6 million increase in trade and other payables, provisions and other non-current liabilities, offset by a $30.2 million increase in trade receivables. Net cash provided by operating activities was also impacted by tax refunds received, net of income tax paid of $7.0 million.
Net cash provided by operating activities was $311.5 million for the fiscal year ended June 30, 2018, as a result of $58.1 million in loss before income tax expense adjusted by non-cash charges including the loss of marking to fair value of the embedded exchange feature of the Notes and related capped call transactions of $12.4 million, depreciation and amortization of $79.4 million, share-based payment expense of $162.9 million and debt discount and issuance cost amortization of $7.5 million. The net increase of $113.1 million from our operating assets and liabilities was primarily attributable to a $97.7 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts, a $43.5 million increase in trade and other payables, provisions and other non-current liabilities, offset by a $19.6 million increase in trade receivables and a $8.4 million increase in prepaid expenses and other current and non-current assets. Net cash provided by operating activities was also impacted by income taxes paid, net of refunds, of $4.2 million.
Net cash used in investing activities during the fiscal year ended June 30, 2019 was $604.2 million. This was primarily related to cash paid for business combinations, net of cash acquired, totaling $418.6 million, purchases of investments totaling $648.0 million and purchases of property and equipment totaling $44.2 million to support the growth of our business, including hardware, equipment and leasehold improvements, offset by cash received from the maturing of investments which totaled $485.0 million and proceeds from sales of investments of $20.5 million.
Net cash used in investing activities during the fiscal year ended June 30, 2018 was $51.7 million. This was primarily related to purchases of investments totaling $347.8 million and purchases of property and equipment totaling $30.2 million to support the growth of our business, including hardware, equipment and leasehold improvements, offset by cash received from the maturing of investments which totaled $206.1 million and proceeds from sales of investments of $123.9 million.
Net cash used in financing activities for the fiscal year ended June 30, 2019 was $3.2 million and was primarily related to coupon interest payments on the Notes of $6.3 million, offset by proceeds from exercises of employee share options of $3.5 million.
Net cash provided by financing activities for the fiscal year ended June 30, 2018 was $906.8 million and was primarily related to proceeds from the issuance of our Notes of $990.5 million offset by the purchase of the capped calls for $87.7 million.
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
While our significant accounting policies are more fully described in Note 2 of the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the accounting policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.
Revenue recognition
Under IFRS 15, revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities.

Revenues are recognized upon the application of the following steps:
1.Identification of the contract or contracts with a customer;
2.Identification of the performance obligations in the contract;
3.Determination of the transaction price;
4.Allocation of the transaction price to the performance obligations in the contract; and
5.Recognition of revenue when, or as, the performance obligation is satisfied.
The timing of revenue recognition may differ from the timing of invoicing our customers. We record a contract asset when revenue is recognized prior to invoicing. Contract assets are netted against any related contract liabilities in the statements of financial position. Our revenue arrangements include standard warranty provisions that our arrangements will perform and operate in all material respects, the financial impacts which have historically been and are expected to continue to be insignificant. Our contracts do not include a significant financing component.
Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require judgment.
We allocate the transaction price for each contract to each performance obligation based on the relative standalone selling price (“SSP”) for each performance obligation. We use judgment in determining the SSP for products and services. We typically determine a SSP range for our products and services which is reassessed on a periodic basis or when facts and circumstances change. For all performance obligations other than perpetual and term licenses, we are able to determine SSP based on the observable prices of products or services sold separately in comparable circumstances to similar customers. In instances where performance obligations do not have observable standalone sales, we utilize available information that may include market conditions, pricing strategies, the economic life of the software, and other observable inputs to estimate the price we would charge if the products and services were sold separately.
Our products are generally sold with a right of return, we may provide other credits or incentives, and in certain instances we estimate customer usage of our services, which are accounted for as variable consideration when determining the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Variable consideration was not material for the periods presented.
Recognition of revenue
Revenue recognized from contracts with customers is disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. We report our revenues in four categories: (i) subscription, (ii) maintenance, (iii) perpetual license, and (iv) other. In addition, we present revenue by geographic region in Note 14, “Revenue”, of the notes to our consolidated financial statements.

Subscription revenues

Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide. We also sell on-premises term license agreements for our Data Center products, which are software licensed for a specified period, and includes support and maintenance service that is bundled with the license for the term of the license period. Subscription revenues are driven primarily by the number and size of active licenses, the type of product and the price of the licenses. Our subscription-based arrangements generally have a contractual term of one to twelve months, with a majority being one month. For cloud-based services, subscription revenue is recognized ratably as services are performed, commencing with the date the service is made available to customers. For on-premises term-based licenses, we recognize revenue upfront for the portion that relates to the delivery of the term license and the support and related revenue is recognized ratably as the services are delivered over the term of the arrangement.

Maintenance revenues

Maintenance revenues represent fees earned from providing customers unspecified future updates, upgrades and enhancements and technical product support for perpetual license products on an if and when available basis. Maintenance revenue is recognized ratably over the term of the support period.

Perpetual license revenues

Perpetual license revenues represent fees earned from the license of software to customers for use on the customer’s premises, other than Data Center products. Software is licensed on a perpetual basis. Perpetual license revenues consist of the revenues recognized from sales of licenses to new customers and additional licenses to existing customers. We recognize revenue on the license portion of perpetual license arrangements on the date of license delivery in substantially all situations.
Other revenues
Other revenues include fees received for sales of third-party apps in the Atlassian Marketplace, technical account management, and training services. Revenue from the sale of third-party apps via Atlassian Marketplace is recognized at the date of product delivery given that all of our obligations have been met at that time and net of the vendor liability portion, as we function as the agent in the relationship. Revenue from technical account management is recognized over the time period that the customer has access to the service. Revenue from training is recognized as delivered or as the rights to receive training expire.
Business combinations
We include the results of operations of the businesses that we acquire beginning from the acquisition date. We allocate the purchase price of our acquisitions to the assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.
We use our best estimates and assumptions to accurately assign fair value to the intangible assets acquired at the acquisition date. The estimation is primarily due to the judgmental nature of the inputs to the valuation models used to measure the fair value of these intangible assets, as well as the sensitivity of the respective fair values to the underlying significant assumptions. Our estimates are inherently uncertain and subject to refinement. We use a discounted cash flow method of the income approach to measure the fair value of these intangible assets. The significant assumptions used to estimate the fair value of the intangible assets include revenue growth rates, technology migration curve, customer attrition rates and discount rates. These assumptions are forward-looking and could be affected by future economic and market conditions.
Goodwill
Goodwill is the excess of the aggregate of the consideration transferred over the identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment annually during the fourth quarter of the Group's fiscal year and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the cash generating unit (“CGU”). We operate as a single CGU. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
Intangible assets
We acquire intangible assets separately or in connection with business combinations. Intangible assets are measured at cost initially. All of our intangible assets are subject to amortization and are amortized over their estimated useful life using the straight-line method. The amortization expense on intangible assets is recognized in the consolidated statements of operations in the expense category, consistent with the function of the intangible asset.
The estimated useful lives for each intangible asset class are as follows:

Patents, trademarks and other rights	2 - 12 years
Customer relationships	2 - 10 years
Acquired developed technology	2 - 10 years
Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired. When the recoverable amount of an intangible asset is less than its carrying amount, an impairment loss is recognized.
Taxation
Current tax

Current income tax assets and/or liabilities comprise amounts expected to be recovered or paid to Her Majesty's Revenue & Customs (“HMRC”), the Australian Taxation Office, the United States Internal Revenue Service (“IRS”) and other fiscal authorities relating to the current or prior reporting periods, which are unpaid at each reporting date. Current tax is payable on taxable income that differs from the consolidated statements of operations in the financial statements due to permanent and temporary timing differences. The calculation of current tax is based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period.
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
Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, except where we are able to control the reversal of the temporary differences and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax liabilities are generally provided for in full.
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
New accounting standards not yet adopted
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which supersedes the existing leases standard, IAS 17, Leases, and related interpretations. The standard introduces a single lessee accounting model and requires a lessee to recognize leases on its statement of financial position represented by right-of-use assets and lease liabilities. The standard also contains enhanced disclosure requirements for lessees and is effective for us beginning on July 1, 2019. We will adopt the IFRS 16 standard using the modified retrospective approach and will not restate comparative periods. We will elect the package of practical expedients permitted under the transition guidance, which allows us to exclude initial direct costs from the measurement of the right-of-use asset for any leases that exist prior to adoption of the new standard and adjust the right-of-use asset for any recognized onerous lease provisions. We will also elect to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of operations on a straight-line basis over the lease term. Based on our portfolio of leases as of June 30, 2019, approximately $286 million of right-of-use assets and lease liabilities will be recognized on our balance sheet upon adoption, primarily relating to real estate.

C. Research and Development, Patents and Licenses, etc.

Research and Development
Our research and development organization is primarily responsible for design, development, testing and delivery of our products and platform. It is also responsible for our customer services platforms, including billing and support, our Marketplace platform, and marketing and sales systems that power our automated distribution model.
As a company, we prioritize research and development above all other operating investments. Over the last two fiscal years, we invested $747.3 million in research and development activities, excluding share-based compensation, translating to 35.7% of the revenue generated over the same period. During this period, we successfully launched several new innovations including the introduction of three purpose-built versions of Jira, Jira Service Desk and Data Center products for Jira, Jira Service Desk, Confluence, and Bitbucket.
As of June 30, 2019, over 50% of our employees were involved in research and development activities. Our research and development organization is primarily distributed across six locations: Sydney, Australia, the San Francisco Bay Area, California, New York, New York, Austin, Texas, Bengaluru, India, and Ankara, Turkey. In addition, we conduct research and development activities at our partner location in Gdansk, Poland.
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
We registered ‘‘Atlassian’’ as a trademark in the United States, Australia, the European Union, Russia, China, Japan, Switzerland, Norway, Singapore, Israel, Korea, and Canada. We have also registered or filed for trademark registration of product-related trade names and logos in the United States, Australia, the European Union, Brazil, Russia, India, and China, and certain other jurisdictions, and will pursue additional trademark registrations to the extent we believe it would be beneficial and cost effective.
As of June 30, 2019, we had 82 issued patents and have over 100 applications pending in the United States. We also have a number of patent applications pending before the European Patent Office. These patents and patent applications seek to protect proprietary inventions relevant to our business. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost effective.
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

F. Contractual Obligations and Commitments
Our principal contractual obligations primarily consist of obligations under our Notes, minimum lease payments relating to operating leases for office space, and contractual commitments for hosting services. As of June 30, 2019, the closing price exchange condition of the Notes has been met and the Notes and exchange derivative liability are classified as current on our statements of financial position and may be due in less than one year. The amount related to the Notes represent the if-exchanged value using stock price as of June 30, 2019. Refer to Note 15, “Exchangeable Senior Notes”, of the notes to our consolidated financial statements for more details on the Notes.
At June 30, 2019 contractual obligations, were as follows:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
	(U.S. $ in thousands)
Long-term debt	$1,604,923	$1,604,923	$—	$—	$—
Operating lease obligations	330,848	38,790	81,035	66,986	144,037
Purchase obligations	323,350	106,684	75,000	85,000	56,666
Other obligations	4,970	2,294	2,676	—	—
Total	$2,264,091	$1,752,691	$158,711	$151,986	$200,703
G. Safe Harbor

See “Special Note Regarding Forward-Looking Statements.”

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The following table sets forth information for our directors and executive officers, including their ages as of June 30, 2019. Unless otherwise stated, the address for our non-employee directors and executive officers, other than Messrs. Cannon-Brookes and Farquhar, is 350 Bush Street, Floor 13, San Francisco, California 94104. The address for Messrs. Cannon-Brookes and Farquhar is Level 6, 341 George Street, Sydney, NSW, 2000, Australia.

Name	Age	Position
Executive Officers and Employee Directors
Michael Cannon-Brookes	39	Co-Founder, Co-Chief Executive Officer and Director
Scott Farquhar	39	Co-Founder, Co-Chief Executive Officer and Director
Jay Simons	46	President
James Beer	58	Chief Financial Officer
Tom Kennedy (1)	45	Chief Legal Officer
Helen Russell	51	Chief People Officer
Sri Viswanath	44	Chief Technology Officer

Non-Employee Directors:
Shona L. Brown (2)	53	Director and Chair
Heather Mirjahangir Fernandez (3)(4)	43	Director
Sasan Goodarzi (2)	51	Director
Jay Parikh (2)	46	Director
Enrique Salem (3)(4)	53	Director
Steven Sordello (3)	50	Director
Richard P. Wong (4)	50	Director
__________________________________

(1) Mr. Kennedy will continue to serve as the Company’s Chief Legal Officer until his resignation, effective November 1, 2019. Erika Fisher, our previous Head of Privacy, was appointed General Counsel of the Company effective July 1, 2019.
(2) Member of the compensation and leadership development committee.
(3) Member of the audit committee.
(4) Member of the nominating and corporate governance committee.

Each executive officer serves at the discretion of our board of directors and holds office until their successor is duly elected and qualified or until their earlier resignation or removal. There are no family relationships among any of our directors or executive officers and no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any directors or executive officers were selected as a director or member of senior management.

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

Jay Simons has served as our President since August 2011. From June 2008 to August 2011, Mr. Simons served as our Vice President of Sales and Marketing. From October 2005 to May 2008, Mr. Simons served in various roles, including Vice President, Marketing, at BEA Systems, Inc., an enterprise software company, which was acquired by Oracle Corporation in 2008. From 1998 to 2005, Mr. Simons served in various roles, including Vice President, Product Marketing & Strategy, at Plumtree Software, Inc., a web software company, which was acquired by BEA Systems, Inc. in 2005. Mr. Simons is currently a director of HubSpot, Inc., a cloud-based marketing and sales software platform company. Mr. Simons holds a Bachelor of Arts in political science and environmental science from the University of Washington.

James Beer has served as our Chief Financial Officer since February 2018. Before joining Atlassian, Mr. Beer served as Executive Vice President and Chief Financial Officer of McKesson Corporation, a Fortune 10 healthcare services and information technology company. Between 2006 and 2013, Mr. Beer was Executive Vice President and Chief Financial Officer of Symantec Corporation, a cybersecurity company, where he managed the worldwide finance organization. Previous to his work at Symantec, Mr. Beer was Chief Financial Officer of AMR Corp. and American Airlines, AMR’s principal subsidiary. Mr. Beer holds a Bachelor of Science degree in Aeronautical Engineering from Imperial College, London University, and a Master of Business Administration from Harvard Business School. Mr. Beer currently serves on the board of directors for Alaska Air Group, parent company of Alaska Airlines, and ForeScout Technologies, Inc., an Internet of things (IoT) security company. Mr. Beer is also a member of the Federal Reserve Bank of San Francisco's Economic Advisory Council.

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

Sri Viswanath has served as our Chief Technology Officer since January 2016. From April 2013 to December 2015, Mr. Viswanath served as Chief Technology Officer and Senior Vice President of Product and Engineering at Groupon, Inc., a global local commerce company. From September 2012 to April 2013, Mr. Viswanath was the Vice President of Research and Development for mobile computing at VMware, a provider of cloud and virtualization software and services. From September 2009 to November 2011, Mr. Viswanath served as Senior Vice President of Engineering at Ning, Inc., an online SaaS platform company, which was acquired in November 2011 by Glam Media, a media company, where he became Senior Vice President of Engineering and General Manager of publisher products from November 2011 to August 2012. From 1999 to July 2008, Mr. Viswanath led the development of a number of open-source and business-to-business products at Sun Microsystems. Mr. Viswanath is currently a director of Splunk Inc., a company that produces software for searching, monitoring, and analyzing machine-generated big data. Mr. Viswanath holds a Master of Science in computer science from Clemson University and a Master of Science in management from Stanford University.

Non-Employee Directors

Shona L. Brown has served on our board of directors since November 2015 and as chair of our board of directors since April 2018. Dr. Brown is currently an independent advisor. She served as a senior advisor to Google Inc., an Internet search and technology company, from January 2013 until November 2015. From April 2011 to December 2012, Dr. Brown served as Senior Vice President of Google.org, Google's charitable organization. From 2003 to 2011, Dr. Brown served as Vice President and later as Senior Vice President, Business Operation of Google Inc. From 2000 to 2003, Dr. Brown served as a partner at McKinsey & Company. Dr. Brown is currently a director of PepsiCo, Inc., a food and beverage company, as well as several private companies and non-profit organizations. Dr. Brown holds a Bachelor of Computer Systems Engineering from Carleton University, a Master of Arts in philosophy and economics from Oxford University, and a Ph.D. in industrial engineering and industrial management from Stanford University.

Heather Mirjahangir Fernandez has served on our board of directors since November 2015. Ms. Mirjahangir Fernandez is the Chief Executive Officer and co-founder of Solv., an early stage private company in the digital health space. From January 2014 to August 2015, Ms. Mirjahangir Fernandez served as Senior Vice President and General Manager of Business Services at Trulia, Inc., an online residential real estate site, which was acquired by Zillow, Inc. in 2015. From August 2006 to January 2014, Ms. Mirjahangir Fernandez served in various other senior management positions in sales and marketing at Trulia, Inc. Prior to Trulia, Inc., Ms. Mirjahangir Fernandez was an advisor at Morgan Stanley and Director of the Impact Group at Blanc & Otus. Ms. Mirjahangir Fernandez holds a Bachelor of Arts in political science from University of California, Berkeley and a Master of Business Administration from Stanford University Graduate School of Business.

Sasan Goodarzi has served on our board of directors since April 2018. Mr. Goodarzi has served as Chief Executive Officer and board member of Intuit, Inc., a financial software company, since January 2019. From May 2016 to January 2019, Mr. Goodarzi was Executive Vice President and General Manager of Intuit, Inc. Small Business Group. From 2004 to 2010, Mr. Goodarzi was Senior Vice President and General Manager for Intuit’s ProTax division and Intuit Financial Services. From 2011 to 2013, Mr. Goodarzi served as Intuit’s Chief Information Officer. From 2013 to 2016, Mr. Goodarzi served as the Executive Vice President and General Manager of Turbo Tax. Prior to Intuit, Mr. Goodarzi worked for Invensys, a global provider of industrial automation, transportation and controls technology, serving as Global President of the Products group. He also held a number of senior leadership roles in the automation control division at Honeywell and served as the Chief Executive Officer and co-founder of a technology startup, Lazer Cables Inc. Mr. Goodarzi earned his Bachelor of Science degree in electrical engineering at the University of Central Florida and a Master of Business Administration from the Kellogg School of Management at Northwestern University.

Jay Parikh has served on our board of directors since July 2013. Mr. Parikh has served as Vice President of Infrastructure Engineering at Facebook, Inc., a social media and social networking service company, since November 2009. From October 2007 to October 2009, Mr. Parikh served as Senior Vice President, Engineering & Operations at Ning, Inc., a social networking company. From April 1999 to October 2007, Mr. Parikh served as Vice President of Engineering at Akamai Technologies, Inc., a cloud services provider. Mr. Parikh holds a Bachelor of Science in mechanical engineering from Virginia Tech.

Enrique Salem has served on our board of directors since July 2013. Mr. Salem has served as a Managing Director of Bain Capital Ventures since July 2014. From April 2009 to July 2012, Mr. Salem served as President, Chief Executive Officer and a director of Symantec Corporation, a cybersecurity company. From June 2004 to April 2009, Mr. Salem served in various other senior management positions at Symantec Corporation. From April 2002 to June 2004, Mr. Salem served as the President and Chief Executive Officer of Brightmail, Inc., an email filtering company, which was acquired by Symantec Corporation in 2004. Mr. Salem is currently a director of FireEye, Inc., a network security company, ForeScout Technologies, Inc., an Internet of things (IoT) security company, DocuSign, Inc., an e-signature solutions company, and several private companies. Mr. Salem holds a Bachelor of Arts degree in computer science from Dartmouth College.

Steven Sordello has served on our board of directors since November 2015. Since July 2007, Mr. Sordello has served as the Chief Financial Officer of LinkedIn Corporation, an online business-oriented social networking service, which was acquired by Microsoft in 2016. From August 2006 to July 2007, Mr. Sordello served as Chief Financial Officer of TiVo, Inc., a manufacturer of digital video recorders. From May 1999 to October 2005, Mr. Sordello served in several roles, including as Chief Financial Officer, at Ask Jeeves, Inc., an Internet search engine company, which was acquired by IAC in 2005. Prior to that, Mr. Sordello served in various finance roles at Adobe Systems Incorporated, a software company, and Syntex Corporation, a pharmaceuticals company, which was acquired by Roche Pharmaceuticals in 1994. Mr. Sordello is currently a member of the board of trustees of Santa Clara University. Mr. Sordello holds a Master of Business Administration and a Bachelor of Science in business from Santa Clara University.

Richard P. Wong has served on our board of directors since July 2010. Mr. Wong has served as a General Partner to Accel Partners, a venture capital firm, since December 2006. From January 2001 to November 2006, Mr. Wong held a number of executive roles at Openwave Systems Inc., a mobile software company, including Senior Vice President of Products and Chief Marketing Officer. Mr. Wong is currently a director of several private companies. Mr. Wong holds a Master of Management from the MIT Sloan School of Management and a Bachelor of Science in materials science and engineering from the Massachusetts Institute of Technology.

B. Compensation

Executive Officers’ Compensation
For the fiscal year ended June 30, 2019, we paid an aggregate of $3,944,003 in cash compensation and benefits to our executive officers, including our Co-Chief Executive Officers who also served as employee directors. We paid our executive officers a base salary and annual cash bonus and made contributions to their retirement funds; however, Messrs. Cannon-Brookes and Farquhar each opted not to participate in our bonus for fiscal year 2019.
Directors’ Compensation

Employee Directors

For the fiscal year ended June 30, 2019, we did not pay our employee directors any compensation for their services as directors. The table below sets forth the compensation paid to our employee directors for their services as executive officers for the fiscal year ended June 30, 2018:

Fiscal Year Ended June 30, 2019 Employee Directors’ Compensation (U.S. $) (1)

Name	Salary/Fees(2)	Benefits	Annual Bonus(3)	Long-Term Incentive	Retirement Benefits(4)	Total
Michael Cannon-Brookes	$273,960	$—	$—	$—	$26,026	$299,986
Scott Farquhar	$273,960	$—	$—	$—	$26,026	$299,986

(1)
For the fiscal year ended June 30, 2019, the cash compensation for our employee directors were set, and paid, in Australian dollars. Currency received by our employee directors in Australian dollars have been converted into U.S. dollars using a monthly average exchange rate for fiscal year 2019 of AUD 1.40 to USD 1.00.

(2)	Messrs. Cannon-Brookes and Farquhar each opted for their salaries to be reduced to AUD $74,653.28, the annualized statutory minimum wage in Australia, effective July 1, 2019.

(3)	Messrs. Cannon-Brookes and Farquhar each opted not to participate in our bonus plan during the fiscal year ended June 30, 2019.

(4)	These amounts represent our contributions to each employee director's retirement fund, as required by applicable jurisdictional law.

Non-Employee Directors

In connection with our IPO in December 2015, we implemented a formal policy (the “Director Compensation Policy”) pursuant to which our non-employee directors are eligible to receive the following cash retainers and equity awards (U.S. $):

Annual Retainer for Board of Directors Membership
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

Our Director Compensation Policy provides that, upon initial election to our board of directors, each non-employee director will be granted RSUs having a fair market value of $250,000 (the "Initial Grant"), rounded up to the nearest whole share, based on the closing trading price of a Class A ordinary share on the date of grant. In addition, on the date of each annual meeting of shareholders, each non-employee director who will continue as a non-employee director following such meeting will be granted an annual award of RSUs having a fair market value of $225,000 (the "Annual Grant"), rounded up to the nearest whole share. If a new non-employee director joins our board of directors on a date other than the date of our annual meeting of shareholders, such non-employee director will be granted a pro-rata portion of the Annual Grant, based on the time between their appointment and our next annual meeting of shareholders. The Initial Grant will vest according to the following schedule: 25% will vest on the one-year anniversary of the grant date and the remaining 75% will vest in equal quarterly installments over the next three years, subject to continued service as a director through the applicable vesting dates. The Annual Grant will vest in full on the earlier of (i) the one-year anniversary of the grant date or (ii) the next annual meeting of shareholders, subject to continued service as a director through the applicable vesting date.

All awards granted to our non-employee directors are subject to 100% accelerated vesting upon the sale of the company.

We reimburse all reasonable out-of-pocket expenses incurred by directors in attending meetings of the board of directors or any committee thereof, or otherwise in connection with the exercise of their powers and responsibilities as directors.

Each of our non-employee directors is required, within four years following their first election to our board of directors (or, if later, from the effective date of our Director Compensation Policy), to own Class A ordinary shares having an aggregate value of at least $250,000.

For the fiscal year ended June 30, 2019, we paid our non-employee directors in accordance with our Director Compensation Policy. The table below sets forth the compensation paid to our non-employee directors for the fiscal year ended June 30, 2019:

Fiscal Year Ended June 30, 2019 Non-Employee Directors’ Compensation (U.S. $)

Name	Salary/Fees	Benefits	Annual Bonus	Long-Term Incentives(4)		Retirement Benefits	Total
Shona Brown (1)	$100,194	—	—	$225,015	(5)	—	$325,209
Heather Mirjahangir Fernandez	$50,000	—	—	$225,015	(5)	—	$275,015
Sasan Goodarzi	$50,278	—	—	$225,015	(5)	—	$275,293
Jay Parikh	$50,000	—	—	$225,015	(5)	—	$275,015
Enrique Salem	$50,000	—	—	$225,015	(5)	—	$275,015
Steven Sordello (2)	$70,000	—	—	$225,015	(5)	—	$295,015
Richard P. Wong(3)	$60,000	—	—	$225,015	(5)	—	$285,015

(1)	Dr. Brown was the chair of the compensation and leadership development committee and chair of the board of directors.

(2)	Mr. Sordello was the chair of the audit committee.

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

The board of directors has approved an updated Director Compensation Policy (the “Revised Director Compensation Policy”) to be voted upon by our shareholders at the Company’s 2019 Annual General Meeting (“AGM”). If adopted by our shareholders, the Revised Director Compensation Policy would increase the retainer for annual service on our board of directors to $55,000, increase the additional retainer for annual service as non-executive chair of our board of directors to $50,000, and increase the fair market value of the Annual Grant to $250,000. In addition, pursuant to the Revised Director Compensation Policy, new directors joining our board of directors after the AGM would not receive an Initial Grant.

Director Agreements

We entered into director agreements with each of Messrs. Parikh and Salem, each dated July 30, 2013. The director agreements for Messrs. Parikh and Salem each provided the non-employee director with an option to purchase 200,000 shares of restricted stock (automatically converted into the right to receive Class A ordinary shares upon our IPO), in each case at an exercise price of U.S. $2.92. The options vest in 48 equal monthly installments from their respective grant dates (each on July 30, 2013). Messrs. Parikh and Salem each early exercised his option and received shares subject to the company’s right of repurchase if the applicable director terminates his service for any reason prior to the applicable vesting dates. All early-exercised shares for each of Messrs. Parikh and Salem have vested and are no longer subject to the company’s right of repurchase.

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

Executive Bonus Plan
We paid cash incentive bonuses to our executive officers for the fiscal year ended June 30, 2019 pursuant to our annual executive bonus plan (the "FY19 Bonus Plan"). Messrs. Cannon-Brookes and Farquhar each opted not to participate in the FY19 Bonus Plan.

The FY19 Bonus Plan provided our executive officers with an opportunity to earn an annual bonus payment with a target equal to 60% of their base salary and a maximum payout equal to 112.5%, as applicable, of their base salary, based on company performance (measured by revenue) and individual performance. In fiscal year 2019, payout to our executive officers pursuant to the FY19 Bonus Plan was equal to 61% of each executive officer’s base salary.

Retirement Benefits
For the fiscal year ended June 30, 2019, we contributed approximately $52,052 into retirement funds on behalf of our executive officers in Australia (as required by applicable jurisdictional law), and approximately $56,700 into a tax qualified retirement plan (“the 401(k) Plan”) on behalf of our executive officers in the United States. Currency received by our employee directors in Australian dollars have been converted into U.S. dollars using a monthly average exchange rate for fiscal year 2019 of AUD $1.40 to U.S. $1.00.

401(k) Plan
We maintain a 401(k) Plan that provides all regular U.S. employees, including U.S. executive officers, with an opportunity to save for retirement on a tax-advantaged basis. Under our 401(k) Plan, participants may elect to defer a portion of their eligible compensation on a pre-tax and Roth after-tax, and voluntary after-tax basis and have it contributed to the 401(k) Plan subject to applicable annual Code limits. The 401(k) Plan allows for matching contributions to be made by us. Currently, we make a safe harbor match based on the participant's pre-tax and Roth after-tax contributions up to a maximum of 4% of the participant's base salary, bonus and commissions paid during the applicable contribution period. Employee elective deferrals and safe harbor matching contributions are 100% vested at all times.

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

During the fiscal year ended June 30, 2019, we granted 290,056 RSUs in the aggregate under our 2015 Share Incentive Plan (the “2015 Plan”) to our non-employee directors and executive officers. Our non-employee directors were granted equity awards during such fiscal year in accordance with the Director Compensation Policy.

As of June 30, 2019, our executive officers held options to purchase 536,855 Class A ordinary shares, and 620,027 RSUs. As of June 30, 2019, our directors held 26,617 RSUs.

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

We initially reserved 20,700,000 Class A ordinary shares for the issuance of awards under the 2015 Plan. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each July 1, beginning on July 1, 2016, by 5% of the outstanding Class A ordinary shares on the immediately preceding June 30th or such lesser number of Class A ordinary shares as determined by the compensation and leadership development committee in its discretion. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. As of June 30, 2019, 9,112,327 RSUs, 317,531 restricted Class A ordinary shares, and 261,313 options to purchase Class A ordinary shares at a weighted-average exercise price of approximately $0.76 remained outstanding under the 2015 Plan.

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

The 2015 Plan is administered by our compensation and leadership development committee. Our compensation and leadership development committee has full power to select, from among the individuals eligible for awards, the individuals to whom awards will be granted, to make any combination of awards to participants, and to determine the specific terms and conditions of each award, subject to the provisions of the 2015 Plan. Persons eligible to participate in the 2015 Plan will be those full- or part-time officers, employees, non-employee directors and consultants as selected from time to time by our compensation and leadership development committee in its discretion. Our compensation and leadership development committee may also delegate to our Chief Executive Officers, the chair of our compensation and leadership development committee, or a committee including either of such individuals, the power to grant awards to individuals (other than individuals subject to Section 16 of the Exchange Act or Section 162(m) of the Code.

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

Atlassian UK Employee Share Option Plan

The Share Option Plan was adopted in November 2013. Following our IPO in December 2015, we no longer grant any equity awards under this plan and any shares remaining available for issuance were cancelled. The Share Option Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2019, options to purchase 269,921 Class A ordinary shares remained outstanding under the Share Option Plan at a weighted-average exercise price of approximately $2.71 per share.

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

2013 U.S. Share Option Plan

The 2013 Plan was adopted in November 2013. Following our IPO in December 2015, we no longer grant any equity awards under this plan and any shares remaining available for issuance were cancelled. The 2013 Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2019, options to purchase 689,592 Class A ordinary shares remained outstanding under the 2013 Plan at a weighted-average exercise price of approximately $3.03 per share.

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

2014 Restricted Share Unit Plan

The 2014 Plan was adopted in March 2014. Following our IPO in December 2015, we no longer grant any equity awards under this plan and any shares remaining available for issuance were cancelled. The 2014 Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2019, 99,284 RSUs remained outstanding under the 2014 Plan.

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

Our board of directors may amend or discontinue the 2014 Plan, but no such actions may adversely affect the rights of an RSU holder without consent.

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

Each employee who is a participant in the ESPP may purchase Class A ordinary shares by authorizing payroll deductions of up to 10% of their eligible compensation during an offering period. Unless the participating employee has previously withdrawn from the offering, their accumulated payroll deductions will be used to purchase Class A ordinary shares on the last business day of the applicable offering period equal to the lower of (i) the accumulated payroll deductions divided by either a per share price equal to 85% of the fair market value of a share of our Class A ordinary shares on the first business day or the last business day of the offering period, whichever is lower, (ii) 2,500 Class A ordinary shares, or (iii) such other lesser maximum number of Class A ordinary shares as shall have been established by the administrator in advance of the offering. Under applicable tax rules, an employee may purchase no more than $25,000 worth of Class A ordinary shares, valued at the start of the purchase period, under the ESPP in any calendar year.

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

C. Board of Directors Practices

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

Director Independence

Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our board of directors has determined that Dr. Brown, Messrs. Goodarzi, Parikh, Salem, Sordello and Wong, and Ms. Mirjahangir Fernandez do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the NASDAQ listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in "Related Party Transactions."

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

Compensation and Leadership Development Committee

Dr. Brown and Messrs. Goodarzi and Parikh, each of whom is a non-employee director, comprise our compensation and leadership development committee. Dr. Brown is the chair of our compensation and leadership development committee. Although the rules of NASDAQ do not require the compensation and leadership development committee to be comprised entirely of independent directors for as long as we remain a foreign private issuer, our board of directors has determined that each member of our compensation and leadership development committee satisfies the requirements for independence under the NASDAQ listing standards and the applicable rules and regulations of the SEC. Each member of our compensation and leadership development committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Our compensation and leadership development committee is responsible for, among other things:

•
reviewing and evaluating our Co-Chief Executive Officers' and other executive officers' compensation, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements, and any other benefits, compensation or arrangements;

•	administering our equity and cash compensation plans, and other material benefit programs; and

•	overseeing our overall compensation philosophy, compensation plans, and benefits programs.

Our compensation and leadership development committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the NASDAQ listing standards.

Nominating and Corporate Governance Committee

Ms. Mirjahangir Fernandez and Messrs. Salem and Wong, each of whom is a non-employee director, comprise our nominating and corporate governance committee. Mr. Wong is the chair of our nominating and corporate governance committee. Our board of directors has determined that each member of our nominating and corporate governance committee satisfies the requirements for independence under the NASDAQ listing standards. Our nominating and corporate governance committee is responsible for, among other things:

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

D. Employees

We have made significant investments in our business to support future growth, including a substantial increase in our global employee base. As of June 30, 2019, 2018 and 2017, we had 3,616, 2,638, and 2,193 employees, respectively.

E. Share Ownership

For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Compensation” and “Item 7.A. Major Shareholders.”

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The following table sets forth information with respect to the beneficial ownership of our shares as of June 30, 2019 by:

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

Applicable percentage ownership is based on 118,184,933 Class A ordinary shares and 124,722,559 Class B ordinary shares outstanding as of June 30, 2019. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable or exercisable within 60 days of June 30, 2019 or issuable upon the vesting of RSUs held by the person within 60 days of June 30, 2019.

However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned
	Class A		Class B		% of Total Voting Power (1)
Name of Beneficial Owner	Shares	%	Shares	%
5% Shareholders:
Entities affiliated with Artisan Partners Limited Partnership (2)	8,664,465	7.33%	-	-	*
Entities affiliated with Baillie Gifford & Co. (3)	7,610,193	6.44%	-	-	*
Entities affiliated with Capital Research Global Investors (4)	10,790,810	9.13%	-	-	*
Entities affiliated with FMR LLC (5)	7,813,171	6.61%	-	-	*
Entities affiliated with Sands Capital Management (6)	6,493,358	5.49%	-	-	*
Entities affiliated with T. Rowe Price Associates, Inc. (7)	10,349,989	8.76%	-	-	*

Directors and Executive Officers:
Michael Cannon-Brookes (8)	-	-	61,742,279	49.5%	45.22%
Scott Farquhar (9)	-	-	61,742,279	49.5%	45.22%
Jay Simons (10)	1,003,000	*	333,000	*	*
James Beer (11)	23,342	*	-	-	*
Tom Kennedy (12)	58,855	*	-	-	*
Sri Viswanath (13)	247,279	*	-	-	*
Helen Russell (14)	14,796	*	-	-	*
Shona Brown (15)	25,350	*	-	-	*
Heather Mirjahangir Fernandez (16)	14,025	*	-	-	*
Jay Parikh (17)	15,000	*	-	-	*
Enrique Salem (18)	125,807	*	-	-	*
Steven Sordello (19)	39,364	*	-	-	*
Sasan Goodarzi (20)	3,564	*	-	-	*
Richard P. Wong (21)	141,210	*	-	-	*
All directors and executive officers as a group (14) persons) (22)	1,711,592	1.44%	123,817,558	99.27%	90.77%
_________

*Represents beneficial ownership of less than 1%

(1) Percentage of total voting power represents voting power with respect to all shares of our Class A ordinary shares and Class B ordinary shares as a single class. Holders of Class A ordinary shares are entitled to one vote per share and holders of Class B ordinary shares are entitled to ten votes per share.

(2) Based on information reported by Artisan Partners Limited Partnership (“Artisan”), Artisan Investments GP LLC, Artisan Partners Holdings LP, and Artisan Partners Asset Management Inc. on Schedule 13G filed with the SEC on February 7, 2019. Of the shares of Class A ordinary shares beneficially owned, Artisan, Artisan Investments GP LLC, Artisan Partners Holdings LP, and Artisan Partners Asset Management Inc. each reported that it has shared dispositive power with respect to 8,664,465 shares, and shared voting power with respect to 8,060,252 shares. Entities affiliated with Artisan listed their address as 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202.

(3) Based on information reported by Baillie Gifford & Co (“Baillie Gifford”) on Schedule 13G filed with the SEC on January 24, 2019. Of the shares of Class A ordinary shares beneficially owned, Baillie Gifford reported that it has sole dispositive power with respect to 7,610,193 shares, and sole voting power with respect to 3,501,377 shares. Baillie Gifford listed their address as Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.

(4) Based on information reported by Capital Research Global Investors ("Capital Research"), a division of Capital Research and Management Company, on Schedule 13G filed with the SEC on February 14, 2019. Of the shares of Class A ordinary shares beneficially owned, Capital Research reported that it has sole dispositive power with respect to 10,790,810 shares, and sole voting power with respect to 10,790,810 shares. Capital Research listed their address as 333 South Hope Street, Los Angeles, CA 90071.

(5) Based on information reported by FMR LLC. ("FMR") and Abigail P. Johnson on Schedule 13G filed with the SEC on February 13, 2019. Of the shares of Class A ordinary shares beneficially owned, FMR reported that it has sole dispositive power with respect to 7,813,171 shares, and sole voting power with respect to 1,242,530 shares. Of the shares of Class A ordinary shares beneficially owned, Abigail P. Johnson reported that it has sole dispositive power with respect to 7,813,171 shares. Entities affiliated with FMR listed their address as 245 Summer Street, Boston, Massachusetts 02210.

(6) Based on information reported by Sands Capital Management, LLC (“Sands”) on Schedule 13G filed with the SEC on January 10, 2019. Of the shares of Class A ordinary shares beneficially owned, Sands reported that it has sole dispositive power with respect to 6,493,358 shares, and sole voting power with respect to 4,624,708 shares. Sands listed their address as 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209.

(7) Based on information reported by T. Rowe Price Associates, Inc. (“T. Rowe Price”) on Schedule 13G filed with the SEC on February 14, 2019. Of the shares of Class A ordinary shares beneficially owned, T. Rowe Price reported that it has sole dispositive power with respect to 10,349,989 shares, and sole voting power with respect to 3,198,485 shares. Entities affiliated with T. Rowe Price listed their address as 100 E. Pratt Street, Baltimore, Maryland 21202.

(8) Consists of (i) 7,293,789 Class B ordinary shares held of record by Mr. Cannon-Brookes and (ii) 54,448,490 Class B ordinary shares held of record by Grokco Pty Ltd as trustee for the Grok Trust.

(9) Consists of (i) 7,293,789 Class B ordinary shares held of record by Mr. Farquhar and (ii) 54,448,490 Class B ordinary shares held of record by Skip Enterprises Pty Limited as trustee for the Farquhar Family Trust.

(10) Consists of (i) 245,720 Class B ordinary shares held of record by Mr. Simons, (ii) 87,280 Class B ordinary shares held of record by The Jay Norman Simons 2013 Annuity Trust, in which Mr. Simons shares voting and dispositive power, (iii) 500,000 Class A ordinary shares held of record by Mr. Simons, and (iv) 503,000 Class A ordinary shares subject to outstanding options that are exercisable within 60 days of June 30, 2019.

(11) Consists of (i) 5,428 Class A ordinary shares held of record by Mr. Beer as trustee of the James A & Lael L Beer Trust and (ii) 17,914 RSUs that vest within 60 days of June 30, 2019.

(12) Consists of (i) 25,000 Class A ordinary shares held of record by Mr. Kennedy and (ii) 33,855 Class A ordinary shares subject to outstanding options that are exercisable within 60 days of June 30, 2019.

(13) Consists of 247,279 Class A ordinary shares held of record by Mr. Viswanath.

(14) Consists of (i) 2,746 Class A ordinary shares held of record by Ms. Russell and (ii) 12,050 RSUs that vest within 60 days of June 30, 2019.

(15) Consists of (i) 24,480 Class A ordinary shares held of record by Dr. Brown and (ii) 870 RSUs that vest within 60 days of June 30, 2019.

(16) Consists of (i) 13,155 Class A ordinary shares held of record by Ms. Mirjahangir Fernandez and (ii) 870 RSUs that vest within 60 days of June 30, 2019.

(17) Consists of 15,000 Class A ordinary shares held of record by Mr. Parikh

(18) Consists of 125,807 Class A ordinary shares held of record by Mr. Salem.

(19) Consists of (i) 38,494 Class A ordinary shares held of record by Mr. Sordello and (ii) 870 RSUs that vest within 60 days of June 30, 2019.

(20) Consists of (i) 3,312 Class A ordinary shares held of record by Mr. Goodarzi and (ii) 252 RSUs that vest within 60 days of June 30, 2019.

(21) Consists of 141,210 Class A ordinary shares held of record by Mr. Wong.

(22) Consists of (i) 1,141,911 Class A ordinary shares, (ii) 123,817,558 Class B ordinary shares, (iii) options to purchase 536,855 Class A ordinary shares that are exercisable within 60 days of June 30, 2019 and (iv) 32,826 RSUs that vest within 60 days of June 30, 2019.

Two of our major shareholders, Michael Cannon-Brookes and Scott Farquhar, hold the majority of our outstanding Class B ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As of June 30, 2019, approximately 0.1% of our outstanding shares were Class B shares held in the United States by one record holder. As of June 30, 2019, approximately 48.28% of our outstanding shares were Class A shares held in the United States by one record holder (Cede and Company).

As of June 30, 2019, entities affiliated with Janus Henderson Group PLC and entities affiliated with Wellington Management Group LLC each no longer hold greater than 5% of our outstanding ordinary shares.

B. Related Party Transactions

Other than as described below, during the fiscal year ended June 30, 2019, there has not been any transaction to which we were or are a party in which we, any of our directors, executive officers, associates, or holders of more than 5% of any class of our voting securities, or any affiliates or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.

RSUs

During the fiscal year ended June 30, 2019, we granted RSUs to our non-employee directors and certain of our executive officers.

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

Registration Agreement

In July 2010, our predecessor entity, Atlassian Corporation Pty Ltd., entered into a Registration Agreement with certain holders of our outstanding share capital, including Messrs. Cannon-Brookes and Farquhar. As of June 30, 2019, certain holders of our Class A ordinary shares and our Class B ordinary shares, including our founders, are entitled to rights with respect to the registration of their shares under the Securities Act.

Atlassian Foundation

The Atlassian Foundation was established in 2008 with the vision of helping to make the world better. Together with the Atlassian Foundation International Limited, which was established in 2016, the Atlassian Foundation works on a range of different projects in conjunction with organizations including the Australian Government Department of Foreign Affairs and Trade, Massachusetts Institute of Technology, Room to Read, 40K Foundation, Raspberry Pi Foundation, and Ruangguru.

We contribute approximately 1% of our annual profits and all revenues associated with our starter licenses for on-premises products to the Atlassian Foundation. We donated $3.6 million to the Atlassian Foundation in fiscal year 2019. Additionally, since the Atlassian Foundation's inception, we have provided, at no charge, certain resources to Atlassian Foundation employees such as office space and salaries.

LinkedIn

In fiscal year 2019, we purchased approximately $2.7 million of services from LinkedIn Corporation (“LinkedIn”), for recruiting purposes, in the ordinary course of business. Mr. Sordello, one of our board members, is Chief Financial Officer of LinkedIn. The transactions between Atlassian and LinkedIn were not negotiated by Mr. Sordello. Mr. Sordello does not have a material interest in the relationship described above.

Splunk

In fiscal year 2019, we purchased $2.3 million of services from Splunk Inc. (“Splunk”) for systems monitoring purposes, in the ordinary course of business. Sri Viswanath, our Chief Technology Officer joined Splunk as a director of the board in March 2019. The contract with Splunk was not negotiated by Mr. Viswanath and was executed before he joined the board. Mr. Viswanath does not have a material interest in the relationship described above.

Intuit

In fiscal year 2019, Intuit purchased approximately $0.4 million of products from us, in the ordinary course of business. Mr. Goodarzi, one of our board members, is Chief Executive Officer and a director of Intuit. The transactions between Atlassian and Intuit were not negotiated by Mr. Goodarzi and were in the ordinary course of business. Mr. Goodarzi does not have a material interest in the relationship described above.

Certain Relationships

From time to time, we engage in certain transactions with other companies affiliated with our directors, executive officers, and significant shareholders or their immediate family members. We believe that all such arrangements have been entered into in the ordinary course of business and do not represent a material interest to such directors, executive officers or significant shareholders.

Policies and Procedures for Related Party Transactions

The audit committee has the primary responsibility for reviewing and approving or disapproving related party transactions, which are transactions between us and related persons in which we or a related person has or will have a direct or indirect material interest. For purposes of this policy, a related person will be defined as a director, executive officer, nominee for director, or greater than 5% beneficial owner of our ordinary shares, in each case since the beginning of the most recently completed year, and their immediate family members. Our audit committee charter provides that the audit committee shall review and approve or disapprove any related party transactions.

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

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

The principal market in which our Class A ordinary shares are traded is on NASDAQ under the symbol “TEAM.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares are quoted on NASDAQ under the symbol “TEAM.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required by this section, including a summary of certain key provisions of our articles of association, is set forth in Exhibit 4.4 (Description of Share Capital) filed as an exhibit to this annual report and is incorporated herein by reference.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than as may be described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” or elsewhere in this annual report.

D. Exchange Controls

Other than applicable taxation, anti-money laundering and counter-terrorist financing law and regulations and certain economic sanctions which may be in force from time to time, there are currently no English laws or regulations, or any provision of our articles of association, which would prevent the import or export of capital or remittance of dividends, interest and other payments to holders of our securities who are not residents of the United Kingdom. on a general basis.

E. Taxation

Material U.K. Tax Considerations

The comments set out below are based on current U.K. tax law as applied in England and HMRC practice (which may not be binding on HMRC) as of the date of this annual report, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply only to our shareholders resident and, in the case of an individual, domiciled for tax purposes in the United Kingdom and to whom “split year” treatment does not apply (except insofar as express reference is made to the treatment of non-U.K. residents), who hold Class A ordinary shares as an investment and who are the absolute beneficial owners thereof. The discussion does not address all possible tax consequences relating to an investment in the Class A ordinary shares. Certain categories of shareholders, including those carrying on certain financial activities, those subject to specific tax regimes or benefitting from certain reliefs or exemptions, those connected with us, those that own (or are deemed to own) 5% or more of our shares and/or voting power (either alone or together with connected persons) and those for whom the Class A ordinary shares are employment-related securities may be subject to special rules and this summary does not apply to such shareholders and any general statements made in this disclosure do not take them into account. This summary does not address any inheritance tax considerations.

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under U.K. tax law. In particular:

Taxation of Dividends

We will not be required to withhold amounts on account of U.K. tax at source when paying a dividend.

Individuals

U.K. resident and domiciled holders do not have to pay tax on the first £2,000 of dividend income received in the 2019/2020 tax year (the "dividend allowance"). However tax will be levied on any dividends received over the dividend allowance at 7.5% on dividend income within the basic rate band, 32.5% on dividend income within the higher rate band and 38.1% on dividend income within the additional rate band.

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

Taxation of Capital Gains on Disposals of Class A ordinary shares

U.K. Shareholders

Shareholders who are resident in the United Kingdom, and individual shareholders who are temporarily non-resident and subsequently resume residence in the United Kingdom within a certain time, may depending on their circumstances and the availability of exemptions or reliefs (including, for example, the annual exempt amount for individuals), be liable to U.K. taxation on chargeable gains in respect of gains arising from a sale or other disposal (or deemed disposal) of the Class A ordinary shares.

Non-U.K. Shareholders

An individual holder who is not a United Kingdom resident shareholder will not be liable to United Kingdom capital gains tax on chargeable gains realized on the disposal of their Class A ordinary shares unless such shareholder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the shares are attributable. In these circumstances, such shareholder may, depending on their individual circumstances, be chargeable to U.K. capital gains tax on chargeable gains arising from a disposal of their shares.

A corporate holder of shares who is not a United Kingdom resident shareholder will not be liable for United Kingdom corporation tax on chargeable gains realized on the disposal of its shares unless it carries on a trade in the U.K. through a permanent establishment to which the shares are attributable. In these circumstances, a disposal of shares by such shareholder may give rise to a chargeable gain or an allowable loss for the purposes of U.K. corporation tax.

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

Depositary Receipt Systems and Clearance Services

U.K. domestic law provides that where our Class A ordinary shares are issued or transferred to a depositary receipt system or clearance service (or their nominees or agents) SDRT (in the case of an issue of shares) and stamp duty or SDRT (in the case of a transfer of shares) may be payable, broadly at the higher rate of 1.5% of the amount or value of the consideration given (or, in certain circumstances, the value of the shares) (rounded up to the nearest £5 in the case of stamp duty). Generally, transfers within such depositary receipt system or clearance service are thereafter not subject to stamp duty or SDRT, provided that (in the case of a clearance service) no election under section 97A of the Finance Act 1986 has been made (as to which, see further below).

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

This description is based on the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the IRS will not take a contrary or different position concerning the tax consequences of the ownership and disposition of the Class A ordinary shares or that such a position would not be sustained. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of the Class A ordinary shares in their particular circumstances.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
Currency Risk
We operate globally and are exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. Our exposures primarily consist of the Australian dollar, British pound, Euro, Japanese yen, Philippine peso, Indian rupee and Canadian dollar. Foreign exchange risk arises from commercial transactions and recognized financial assets and liabilities denominated in a currency other than the U.S. dollar. Our foreign exchange policy is reviewed annually by the our audit committee and requires us to monitor our foreign exchange exposure on a regular basis.
The substantial majority of our sales contracts are denominated in U.S. dollars, and our operating expenses are generally denominated in the local currencies of the countries where our operations are located. We therefore benefit from a strengthening of the U.S. dollar and are adversely affected by the weakening of the U.S. dollar.
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

Foreign currency exchange rate exposure

We hedged material foreign currency denominated monetary assets and liabilities using balance sheet hedges. The fluctuations in the fair market value of balance sheet hedges due to foreign currency rates generally offset those of the hedged items, resulting in no material effect on profit. Consequently, we are primarily exposed to significant foreign currency exchange rate fluctuations with regard to the spot component of derivatives held within a designated cash flow hedge relationship affecting other comprehensive income
Foreign currency sensitivity
A sensitivity analysis performed on our hedging portfolio as of June 30, 2019 indicated that a hypothetical 10% strengthening of the U.S. dollar against other currencies applicable to our business would decrease the fair value of our foreign currency contracts by $22.5 million. A hypothetical 10% weakening of the U.S. dollar against other currencies would increase the fair value of our foreign currency contracts by $22.5 million.
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
Interest Rate Risk
Our cash equivalents and investment portfolio are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates. As of June 30, 2019, we had cash and cash equivalents totaling $1.3 billion and short-term investments totaling $445.0 million.

A sensitivity analysis performed on our portfolio indicated that a hypothetical 100 basis point increase in interest rates at June 30, 2019 and 2018 would result in a $2.3 million and $1.7 million decrease in the market value of our investments, respectively. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.

Equity Price Risk
We are exposed to equity price risk in connection with our Notes, including exchange and settlement provisions based on the price of our Class A ordinary shares at exchange or maturity of the Notes. In addition, the capped call transactions associated with the Notes also include settlement provisions that are based on the price of our Class A ordinary shares. The amount of cash we may receive from capped call counterparties in connection with the capped calls is determined by the price of our Class A ordinary shares.

A sensitivity analysis performed on the Notes embedded exchange derivative and capped call transactions indicates that a hypothetical 10% increase in our share price would increase the fair value of the Notes embedded exchange derivative by $138.6 million and increase the fair value of the capped call transactions by $16.2 million. A hypothetical 10% decrease in our share price would decrease the fair value of the Notes embedded exchange derivative by $134.6 million and decrease the fair value of the capped call transactions by $18.2 million.

The Group is also exposed to equity price risk in connection with our equity investments. Our marketable and non-marketable equity investments are susceptible to market price risk from uncertainties about future values of the investment securities. As of June 30, 2019, our marketable equity investments are fair valued at $58.9 million. A hypothetical 10% increase in the respective share prices of our equity investments would increase the fair value of our marketable equity investments by $5.9 million.

See Note 5, “Financial Assets and Liabilities,” of the notes to our consolidated financial statements for more details on our quantitative and qualitative disclosure about market risk.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our Co-Chief Executive Officers and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2019, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Co-Chief Executive Officers and our Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of June 30, 2019. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part III, Item 18 of this annual report.

Changes in internal control over financial reporting
There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the year ended June 30, 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees billed to us by Ernst & Young LLP for the fiscal years ended June 30, 2019 and 2018 were as follows:

	2019	2018
	(U.S. $ in thousands)
Audit fees (1)	$2,980	$3,469
Audit-related fees (2)	648	447
Tax fees (3)	220	238
Other fees (4)	8	3
Total	$3,856	$4,157

(1) Audit Fees consist of fees incurred for professional services rendered for the integrated audit of our annual consolidated financial statements, review of the quarterly consolidated financial statements and foreign statutory audits and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements. Audit fees also include accounting consultations, research related to the integrated audit and comfort letter services in relation to our exchangeable senior notes.

(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated financial statements and are not reported under “Audit Fees.” This primarily consists of fees for service organization control audits and due diligence on acquisitions.

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

Item 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

Item 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•	Reports of Independent Registered Public Accounting Firm

•	Consolidated Statements of Operations for the fiscal years ended June 30, 2019, 2018 and 2017

•	Consolidated Statements of Comprehensive Loss for the fiscal years ended June 30, 2019, 2018 and 2017

•	Consolidated Statements of Financial Position as of June 30, 2019 and 2018

•	Consolidated Statements of Changes in Equity for the fiscal years ended June 30, 2019, 2018 and 2017

•	Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2019, 2018 and 2017

•	Notes to the Consolidated Financial Statements

Item 19. EXHIBITS

Exhibit Number		Description

3.1	(1)	Amended and Restated Articles of Association of the company.

4.1	(2)	Form of certificate evidencing Class A ordinary shares.

4.2	(3)	Registration Agreement, dated July 2, 2010, by and among the company and certain of its shareholders.

4.3	(4)	Indenture dated April 27, 2018 between the company and U.S. Bank National Association.

4.4		Description of share capital

10.1	(4)	Capped call confirmation.

10.1	(5)	Lease, dated October 25, 2017, by and between Atlassian Inc. and MV Campus Owner, LLC.

10.1	(6)	Lease, dated November 22, 2017, by and between Atlassian Inc. and 350 Bush Street Owner, LLC.

10.1	(3) #	Form of Deed of Indemnity entered into between the company and its directors.

10.2	(3) #	Form of Indemnification Agreement entered into between the company and its officers.

10.3	(3) #	Atlassian UK Employee Share Option Plan and forms of agreements thereunder.

10.4	(3) #	2013 U.S. Share Option Plan and forms of agreements thereunder.

10.5	(3) #	2014 Restricted Share Unit Plan and forms of agreements thereunder.

10.6	(3) #	2015 Share Incentive Plan and forms of agreements thereunder.

10.7	(3) #	2015 Employee Share Purchase Plan.

10.8	(3) #	Ordinary Shares Option Agreement.

10.9	(3) #	Deed of Amendment to Class B Ordinary Shares Option Agreement.

10.10	(3) #	Class B Ordinary Shares Exercise Agreement.

10.11	(3) #	Executive Cash Incentive Bonus Plan.

10.12	(3) #	Executive Severance Plan and form of Executive Severance Agreement entered into between the Registrant and its executive officers.

10.13	(3) #	Non-Employee Director Compensation Policy.

10.14	(3) #	Form of Director Agreement.

10.15	(3)	Lease, dated March 25, 2015, by and between Atlassian Pty Ltd and Council of the City of Sydney.

10.16	(3)	Lease, dated December 22, 2011, by and between Atlassian Pty Ltd and 341 George St Pty Ltd.

10.17	(3)	Lease, dated July 9, 2015, by and between Atlassian Pty Ltd and 341 George St Pty Ltd.

10.18	(3)	Lease, dated June 26, 2011, by and between Atlassian, Inc. and Redbird Investment Group, LLC.

12.1		Certificate of Co-Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2		Certificate of Co-Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.3		Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1		Certificate of Co-Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description

13.2	Certificate of Co-Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.3	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

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

ATLASSIAN CORPORATION PLC

Date: August 23, 2019	By:	/s/ MICHAEL CANNON-BROOKES
		Name:	Michael Cannon-Brookes
		Title:	Co-Chief Executive Officer

	By:	/s/ SCOTT FARQUHAR
		Name:	Scott Farquhar
		Title:	Co-Chief Executive Officer

ATLASSIAN CORPORATION PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Atlassian Corporation Plc

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Atlassian Corporation Plc (the Company) as of June 30, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended June 30, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2019, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated August 23, 2019 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for recognizing revenue due to the adoption of IFRS 15, Revenue from Contracts with Customers, and the amendments effective July 1, 2016 under the full retrospective method. See below for discussion of our related critical audit matter.

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

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue recognition
Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company adopted IFRS 15, Revenue from Contracts with Customers, during 2019. The Company primarily derives revenues from subscription-based arrangements for cloud-based services, as well as software license agreements that include bundled support and maintenance services for the term of the license period. The Company’s contracts with customers often contain multiple performance obligations, or promises to transfer multiple products and services to a customer, including both software products and services. To account for promised goods and services in accordance with IFRS 15, the Company allocates the transaction price to the distinct performance obligations on a relative standalone selling price basis and recognizes revenue when control of the distinct performance obligation is transferred. For example, the Company recognizes software license revenue at the time of delivery of the license and recognizes subscription and support revenue over time as the services are performed.
Auditing the Company’s recognition of revenue was challenging and complex due to the effort required to analyze the effect of IFRS 15 on the Company’s various product offerings as part of the Company’s implementation using the full retrospective method of adoption, as well as ongoing accounting. This involved assessing the terms and conditions of new or amended contracts with customers or new product or service offerings, and the determination of the relative standalone selling prices for each distinct performance obligation and the timing of recognition of revenue.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls over the relevant terms of its contracts, the appropriate accounting for those terms under IFRS 15, including the identification of performance obligations, determination of the relative standalone selling price for each performance obligation, and the determination of the timing of recognition of revenue. This included testing relevant controls over the information systems that are important to the initiation, recording and billing of revenue transactions.
Among other procedures to evaluate management’s identification and determination of the distinct performance obligations, we read executed contracts for a sample of sales transactions to understand the contract, identified the promised goods and services in the contract and identified the distinct performance obligations. To test management’s determination of relative standalone selling price for each performance obligation, we performed audit procedures, among others, including assessing the appropriateness of the methodology applied, testing mathematical accuracy of the underlying data and calculations, and testing selections to corroborate the data underlying the Company’s calculations. We also evaluated whether the Company appropriately applied its revenue recognition policy to the arrangement to determine whether revenue was recognized in the correct amounts and periods. Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

Accounting for acquisitions
Description of the Matter
As described in Note 3 and Note 12 to the consolidated financial statements, the Company completed four acquisitions during 2019 for consideration of $423.9 million. The most significant of these were (1) the acquisition of all outstanding equity of OpsGenie Inc. for consideration of $259.5 million and (2) the acquisition of all outstanding equity of AgileCraft, LLC for consideration of $155.7 million.
Auditing the Company's accounting for its acquisitions of OpsGenie and AgileCraft was complex due to the significant estimation required by management in determining the fair value of the technology-related intangible assets and customer relationship intangible assets of $70.2 million and $65.5 million, respectively (collectively, “the intangible assets”). The significant estimation was primarily due to the judgmental nature of the inputs to the valuation models used to measure the fair value of these intangible assets, as well as the sensitivity of the respective fair values to the underlying significant assumptions. The Company used the discounted cash flow method of the income approach to measure the fair value of these intangible assets. The significant assumptions used to estimate the fair value of the intangible assets included revenue growth rates, technology migration curves, customer attrition rates and discount rates. These significant assumptions are forward-looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the controls over the Company’s accounting for acquisitions. For example, we tested controls over the valuation of intangible assets, including the valuation models and underlying assumptions used to develop such estimates.
For each of the Company's acquisitions, we read the purchase agreements, evaluated the significant assumptions and methods used in developing the fair value estimates, and tested the recognition of (1) the tangible assets acquired and liabilities assumed at fair value; (2) the identifiable intangible assets acquired at fair value; and (3) goodwill measured as a residual.
To test the estimated fair value of the intangible assets, we performed audit procedures that included, among others, evaluating the Company's use of the income approach (the multi-period excess earnings method and relief from royalty method) and testing the significant assumptions used in the model, as described above, including the completeness and accuracy of the underlying data. For example, we compared the significant assumptions to current industry, market and economic trends, to the assumptions used to value similar assets in other acquisitions, to the historical results of the acquired business and to other guideline companies within the same industry. We involved our valuation specialists to assist with our evaluation of the methodology used by the Company and significant assumptions included in the fair value estimates.

Realizability of the deferred tax assets
Description of the Matter
As described in Note 3 and Note 8 to the consolidated financial statements, at June 30, 2019, the Company has recognized gross deferred tax assets on deductible temporary differences of $17.1 million. The carrying amount of deferred tax assets are reviewed at each reporting date and reduced to the extent that it is no longer probable that all or part of the deferred tax asset will be utilized, based on positive and negative evidence, including that sufficient future taxable income will be available.
Management’s analysis of the realizability of its deferred tax assets (including the recognition, measurement, and disclosure of deferred tax assets) was significant to our audit because the amounts are material to the financial statements. Auditing management’s assessment is complex and involves significant judgment as the Company’s ability to generate taxable income sufficient to utilize the asset may be impacted by various economic and industry conditions.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s projections of future taxable income and the future reversal of existing taxable temporary differences.
Among other audit procedures performed, we evaluated the positive and negative evidence in assessing whether the deferred tax assets are more likely than not to be utilized, including evaluating the trends of both the historical financial results and the projected sources of taxable income on both a world-wide basis and on a geographical jurisdiction basis, as well as other qualitative factors. We tested the completeness and accuracy of the underlying data. We further evaluated the application of local jurisdiction tax law in the Company’s projections of future taxable income. We also tested the Company’s scheduling of the reversal of existing taxable temporary differences.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2012.
San Francisco, California
August 23, 2019

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Atlassian Corporation Plc

Opinion on Internal Control over Financial Reporting
We have audited Atlassian Corporation Plc’s internal control over financial reporting as of June 30, 2019, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Atlassian Corporation Plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2019, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2019 consolidated financial statements, and our report dated August 23, 2019 expressed an unqualified opinion thereon.
Basis for Opinion
The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on internal controls over financial reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

/s/ Ernst & Young LLP

San Francisco, California
August 23, 2019

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. $ and shares in thousands, except per share data)

		Fiscal Year Ended June 30,
	Notes	2019	2018	2017
			*As Adjusted	*As Adjusted
Revenues:
Subscription		$633,950	$410,694	$249,823
Maintenance		394,526	326,511	264,453
Perpetual license		93,593	83,171	74,058
Other		88,058	60,602	38,350
Total revenues	14	1,210,127	880,978	626,684
Cost of revenues (1) (2)		210,285	172,690	119,161
Gross profit		999,842	708,288	507,523
Operating expenses:
Research and development (1) (2)		579,134	415,776	310,169
Marketing and sales (1) (2)		268,356	187,315	134,404
General and administrative (1)		215,714	151,242	118,784
Total operating expenses		1,063,204	754,333	563,357
Operating loss		(63,362)	(46,045)	(55,834)
Other non-operating expense, net	6	(535,453)	(15,157)	(1,342)
Finance income		33,500	9,877	4,851
Finance costs		(40,241)	(6,806)	(75)
Loss before income tax (expense) benefit		(605,556)	(58,131)	(52,400)
Income tax (expense) benefit	8	(32,065)	(55,301)	14,951
Net loss		$(637,621)	$(113,432)	$(37,449)
Net loss attributable to:
Owners of Atlassian Corporation Plc		$(637,621)	$(113,432)	$(37,449)
Net loss per share attributable to ordinary shareholders:
Basic	17	$(2.67)	$(0.49)	$(0.17)
Diluted	17	$(2.67)	$(0.49)	$(0.17)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	17	238,611	231,184	222,224
Diluted	17	238,611	231,184	222,224
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 for further details.
(1)Amounts include share-based payment expense, as follows:

Cost of revenues	$17,450	$11,955	$6,856
Research and development	149,049	98,609	79,384
Marketing and sales	39,303	23,605	17,395
General and administrative	51,960	28,704	33,813

(2)Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$27,997	$21,188	$14,587
Research and development	60	—	—
Marketing and sales	28,744	36,090	15,269
The above consolidated statements of operations should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. $ in thousands)

		Fiscal Year Ended June 30,
	Notes	2019	2018	2017
			*As Adjusted	*As Adjusted
Net loss		$(637,621)	$(113,432)	$(37,449)
Items that will not be reclassified to profit or loss in subsequent periods:
Net change in unrealized gain on investments classified at fair value through other comprehensive income	5	38,662	—	—
Income tax effect		(8,813)	—	—
Other comprehensive income for items that will not be reclassified to profit or loss, net of tax		29,849	—	—
Items that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustment		(35)	118	140
Net change in unrealized gain (loss) on investments classified at fair value through other comprehensive income (loss)	5	1,340	(586)	(945)
Net gain (loss) on derivatives designated as hedging instruments	5	1,539	(8,341)	3,164
Income tax effect		(553)	2,502	(812)
Other comprehensive income (loss) after tax that will be reclassified to profit or loss in subsequent periods		2,291	(6,307)	1,547
Other comprehensive income (loss)		32,140	(6,307)	1,547
Total comprehensive loss, net of tax		$(605,481)	$(119,739)	$(35,902)
Total comprehensive loss attributable to:
Owners of Atlassian Corporation Plc		$(605,481)	$(119,739)	$(35,902)
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 for further details.
The above consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(U.S. $ in thousands)

		June 30,
	Notes	2019	2018
			*As Adjusted
Assets
Current assets:
Cash and cash equivalents	13	$1,268,441	$1,410,339
Short-term investments	5	445,046	323,134
Trade receivables	9	82,525	46,141
Tax receivables		707	12,622
Derivative assets	5,15	215,156	60
Prepaid expenses and other current assets	13	30,236	29,735
Total current assets		2,042,111	1,822,031
Non-current assets:
Property and equipment, net	10	81,459	51,656
Deferred tax assets	8	17,084	59,220
Goodwill	11	608,907	311,943
Intangible assets, net	11	150,975	63,577
Derivative assets	5,15	77	99,935
Other non-current assets	13	76,645	13,466
Total non-current assets		935,147	599,797
Total assets		$2,977,258	$2,421,828
Liabilities
Current liabilities:
Trade and other payables	13	$159,487	$107,892
Current tax liabilities		11,703	172
Provisions	13	8,983	7,215
Deferred revenue	14	440,954	324,394
Derivative liabilities	5,15	855,005	5,213
Current portion of exchangeable senior notes, net	15	853,576	—
Total current liabilities		2,329,708	444,886
Non-current liabilities:
Deferred tax liabilities	8	13,872	12,160
Provisions	13	6,082	4,363
Deferred revenue	14	27,866	18,477
Exchangeable senior notes, net	15	—	819,637
Derivative liabilities	5,15	74	202,757
Other non-current liabilities	13	34,189	12,228
Total non-current liabilities		82,083	1,069,622
Total liabilities		$2,411,791	$1,514,508
Equity
Share capital	16	$24,199	$23,531
Share premium	16	458,166	454,766
Other capital reserves	16	816,660	557,100
Other components of equity	16	32,079	(61)
Accumulated deficit		(765,637)	(128,016)
Total equity		$565,467	$907,320
Total liabilities and equity		$2,977,258	$2,421,828
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 for further details.

The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(U.S. $ in thousands)

					Other components of equity
	Notes	Share capital	Share premium	Other capital reserves	Cash flow hedge reserve	Foreign currency translation reserve	Investments at fair value through other comprehensive income reserve	Retained earnings (accumulated deficit)	Total equity
								*As Adjusted
Balance as of June 30, 2016		$21,620	$441,734	$244,335	$—	$4,149	$550	$22,865	$735,253
Net loss		—	—	—	—	—	—	(37,449)	(37,449)
Other comprehensive income (loss), net of tax		—	—	—	2,215	140	(808)	—	1,547
Total comprehensive income (loss), net of tax		—	—	—	2,215	140	(808)	(37,449)	(35,902)
Issuance of ordinary shares upon exercise of share options	16	640	8,858	—	—	—	—	—	9,498
Vesting of early exercised shares	16	15	367	—	—	—	—	—	382
Issuance of ordinary shares for settlement of restricted share units (RSUs)	16	451	—	(451)	—	—	—	—	—
Share-based payment	7	—	—	137,458	—	—	—	—	137,458
Replacement equity awards related to business combination	12	—	—	20,193	—	—	—	—	20,193
Tax benefit from share plans	8	—	—	35,811	—	—	—	—	35,811
		1,106	9,225	193,011	—	—	—	—	203,342
Balance as of June 30, 2017		22,726	450,959	437,346	2,215	4,289	(258)	(14,584)	902,693
Net loss		—	—	—	—	—	—	(113,432)	(113,432)
Other comprehensive income (loss), net of tax		—	—	—	(5,839)	118	(586)	—	(6,307)
Total comprehensive income (loss), net of tax		—	—	—	(5,839)	118	(586)	(113,432)	(119,739)
Issuance of ordinary shares upon exercise of share options	16	243	3,761	—	—	—	—	—	4,004
Vesting of early exercised shares	16	37	46	—	—	—	—	—	83
Issuance of ordinary shares for settlement of restricted share units (RSUs)	16	525	—	(525)	—	—	—	—	—
Share-based payment	7	—	—	162,873	—	—	—	—	162,873
Tax benefit from share plans		—	—	140	—	—	—	—	140
Reduction in deferred tax assets	8	—	—	(42,734)	—	—	—	—	(42,734)
		805	3,807	119,754	—	—	—	—	124,366
Balance as of June 30, 2018		23,531	454,766	557,100	(3,624)	4,407	(844)	(128,016)	907,320
Net loss		—	—	—	—	—	—	(637,621)	(637,621)
Other comprehensive income (loss), net of tax		—	—	—	1,077	(35)	31,098	—	32,140
Total comprehensive income (loss), net of tax		—	—	—	1,077	(35)	31,098	(637,621)	(605,481)
Issuance of ordinary shares upon exercise of share options	16	150	3,392	—	—	—	—	—	3,542
Vesting of early exercised shares	16	51	8	—	—	—	—	—	59
Issuance of ordinary shares for settlement of restricted share units (RSUs)	16	467	—	(467)	—	—	—	—	—
Share-based payment	7	—	—	257,777	—	—	—	—	257,777
Replacement equity awards related to business combination	12	—	—	1,768	—	—	—	—	1,768
Tax benefit from share plans		—	—	482	—	—	—	—	482
		668	3,400	259,560	—	—	—	—	263,628
Balance as of June 30, 2019		$24,199	$458,166	$816,660	$(2,547)	$4,372	$30,254	$(765,637)	565,467
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 for further details.
The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. $ in thousands)

		Fiscal Year Ended June 30,
	Notes	2019	2018	2017
			*As Adjusted	*As Adjusted
Operating activities
Loss before income tax (expense) benefit		$(605,556)	$(58,131)	$(52,400)
Adjustments to reconcile loss before income tax expense to net cash provided by operating activities:
Depreciation and amortization	10, 11	70,248	79,435	61,546
Gain on sale of investments and other assets		(2,357)	(1,163)	(397)
Net unrealized foreign currency (gain) loss		(770)	(188)	93
Share-based payment expense	7	257,762	162,873	137,448
Net unrealized loss on exchange derivative and capped call transactions	6	533,908	12,414	—
Amortization of debt discount and issuance cost		33,939	7,478	—
Interest income		(33,500)	(9,877)	(4,851)
Interest expense		6,302	1,113	—
Changes in assets and liabilities:
Trade receivables	9	(30,211)	(19,635)	(10,208)
Prepaid expenses and other assets		1,085	(8,449)	(6,438)
Trade and other payables, provisions and other non-current liabilities		75,624	43,477	10,947
Deferred revenue	14	122,502	97,676	66,143
Interest received		30,328	8,679	6,540
Income tax refunds received (income tax paid), net		7,038	(4,246)	(9,042)
Net cash provided by operating activities		466,342	311,456	199,381
Investing activities
Business combinations, net of cash acquired	12	(418,595)	—	(381,090)
Purchases of intangible assets		(2,110)	—	(925)
Purchases of property and equipment		(44,192)	(30,209)	(15,129)
Proceeds from sales of property, equipment and intangible assets		3,721	2,775	342
Purchases of investments		(648,036)	(347,822)	(423,540)
Proceeds from maturities of investments		485,021	206,119	111,403
Proceeds from sales of investments		20,545	123,862	488,672
Increase in restricted cash		(552)	(3,131)	(3,371)
Payment of deferred consideration		—	(3,290)	(935)
Net cash used in investing activities		(604,198)	(51,696)	(224,573)
Financing activities
Proceeds from exercise of share options		3,542	3,995	9,438
(Payment of issuance cost) proceeds from issuance of exchangeable senior notes, net of discount and issuance costs	15	(410)	990,494	—
Purchase of capped calls	15	—	(87,700)	—
Interest paid		(6,319)	—	—
Net cash (used in) provided by financing activities		(3,187)	906,789	9,438
Effect of exchange rate changes on cash and cash equivalents		(855)	(630)	465
Net (decrease) increase in cash and cash equivalents		(141,898)	1,165,919	(15,289)
Cash and cash equivalents at beginning of period		1,410,339	244,420	259,709
Cash and cash equivalents at end of period		$1,268,441	$1,410,339	$244,420
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 for further details.

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
We design, develop, license and maintain software and provision software hosting services to help teams organize, discuss and complete their work. Our primary products include Jira for team planning and project management, Confluence for team content creation and sharing, Trello for capturing and adding structure to fluid, fast-forming work for teams, Bitbucket for team code sharing and management, Jira Service Desk for team service and support applications, Opsgenie for incident management and Jira Align for enterprise agile planning.
The accompanying consolidated financial statements of the Company and its subsidiaries for the year ended June 30, 2019 were authorized for issue in accordance with a resolution of the board of directors on August 20, 2019.
2. Summary of Significant Accounting Policies
Basis of preparation
The consolidated financial statements of the Group have been prepared in accordance with International Financial Reporting Standards (“IFRS”), which includes all standards issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. The consolidated financial statements have been prepared on a historical cost basis, except for debt and equity financial assets and derivative financial instruments that have been measured at fair value.
All amounts included in the consolidated financial statements are reported in thousands of U.S. dollars (U.S. $ in thousands) except where otherwise stated. Due to rounding, numbers presented throughout this document may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.
Effective July 1, 2018, we adopted the requirements of IFRS 15, Revenue from Contracts with Customers, (“IFRS 15”) as discussed below. All amounts and disclosures set forth in this annual report on Form 20-F have been updated to comply with the new standard, including certain prior period amounts as indicated by “as adjusted” in the consolidated financial statements and related notes.
Principles of consolidation
The consolidated financial statements incorporate the financial positions and the results of operations of the Group. Control is achieved when the Group is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The financial statements of the subsidiaries are prepared for the same reporting period as the Company, using consistent accounting policies. Intercompany transactions, balances and unrealized gains on transactions between Group companies are eliminated.
Segment
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
Foreign currency
The Group's consolidated financial statements are presented using the U.S. dollar, which is the Company's functional currency. Some of the Group’s foreign subsidiaries’ functional currency is the local currency. We translate the financial statements of these subsidiaries to U.S. dollars using month-end exchange rates for assets and liabilities, and average exchange rates for revenue, costs, and expenses.  Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component on the consolidated statements of comprehensive income.
Foreign currency transaction gains and losses from re-measurement of monetary assets and liabilities that are denominated in currencies other than the respective functional currencies are included in other non-operating (expense) income, net in the consolidated statements of operations for the period.
Revenue recognition
Adoption of IFRS 15

IFRS 15, was issued in May 2014, and amended in April 2016, and establishes a five-step model to account for revenue arising from contracts with customers. Under IFRS 15, revenue is recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to customers. The new revenue standard supersedes all current revenue recognition requirements under IFRS. The Group adopted IFRS 15 as of July 1, 2018, using the full retrospective method. Accordingly, the results for the prior comparable periods were adjusted to conform to the current period measurement and recognition of results.

The most significant impact of the new standard relates to our accounting for the on-premises term-based licenses. Under IFRS 15, if performance obligations are not sold on a stand-alone basis, then standalone selling price (“SSP”) must be estimated. Our term-based licenses include the delivery of software and support services as well as unspecified future updates. Under the previous standard, revenue for these contracts was recognized ratably over the period of the contract. However, under the new standard, we estimate SSP for the software license separately from the support and update services. License revenue is then recognized upon delivery of the initial software at the outset of the arrangement, and support and updates is recognized ratably over the contract period.

We have an online distribution model that allows us to efficiently reach customers globally without the need to invest in a traditional commissioned sales force. As such, the asset resulting from the costs to obtain and fulfill a contract is not material to our consolidated financial statements.

We applied the new standard using the following implementation practical expedients:

•
For completed contracts that have variable consideration, we have elected to use the transaction price at the date the contract was completed rather than estimating variable consideration amounts in comparative reporting periods;

•
For all reporting periods presented before the date of initial application, we have elected to not disclose the amount of the transaction price allocated to remaining performance obligations and an explanation of when we expect to recognize that amount as revenue;

•
We have elected to reflect the aggregate effect of all modifications that occurred before fiscal 2017 with respect to identifying the satisfied and unsatisfied performance obligations, determining the transaction price and allocating the transaction price to the satisfied and unsatisfied performance obligations; and

•	We have elected to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset otherwise would have been recognized is one year or less.
Select consolidated statements of operations line items which reflect the adoption of IFRS 15 are as follows:

	Year ended June 30, 2018
	As Reported	IFRS 15 Adjustment	As Adjusted
	(U.S. $ in thousands, except per share data)
Revenues:
Subscription	$403,214	$7,480	$410,694
Maintenance	325,898	613	326,511
Perpetual license	85,481	(2,310)	83,171
Other	59,357	1,245	60,602
Total revenues	873,950	7,028	880,978
Total operating expenses	755,008	(675)	754,333
Income tax expense	(53,507)	(1,794)	(55,301)
Net loss	$(119,341)	$5,909	$(113,432)
Basic loss per share	$(0.52)	$0.03	$(0.49)
Diluted loss per share	$(0.52)	$0.03	$(0.49)

	Year ended June 30, 2017
	As Reported	IFRS 15 Adjustment	As Adjusted
	(U.S. $ in thousands, except per share data)
Revenues:
Subscription	$242,128	$7,695	$249,823
Maintenance	265,521	(1,068)	264,453
Perpetual license	74,565	(507)	74,058
Other	37,722	628	38,350
Total revenues	619,936	6,748	626,684
Total operating expenses	563,861	(504)	563,357
Income tax benefit	17,148	(2,197)	14,951
Net loss	$(42,504)	$5,055	$(37,449)
Basic loss per share	$(0.19)	$0.02	$(0.17)
Diluted loss per share	$(0.19)	$0.02	$(0.17)

Select condensed consolidated statements of financial position line items reflecting the adoption of IFRS 15 are as follows:

	As of June 30, 2018
	As Reported	IFRS 15 Adjustment	As Adjusted
	(U.S. $ in thousands)
Current assets:
Prepaid expenses and other current assets	$28,159	$1,576	$29,735
Non-current assets:
Deferred tax assets	64,662	(5,442)	59,220
Other non-current assets	12,286	1,180	13,466
Current liabilities:
Deferred revenue	340,834	(16,440)	324,394
Non-current liabilities:
Deferred tax liabilities	12,051	109	12,160
Deferred revenue	19,386	(909)	18,477
Equity
Accumulated deficit	(142,570)	14,554	(128,016)

	As of June 30, 2017
	As Reported	IFRS 15 Adjustment	As Adjusted
	(U.S. $ in thousands)
Current assets:
Prepaid expenses and other current assets	$23,317	$822	$24,139
Non-current assets:
Deferred tax assets	188,239	(3,341)	184,898
Other non-current assets	9,269	778	10,047
Current liabilities:
Deferred revenue	245,306	(10,541)	234,765
Non-current liabilities:
Deferred tax liabilities	43,950	416	44,366
Deferred revenue	10,691	(261)	10,430
Equity
Accumulated deficit	$(23,229)	$8,645	$(14,584)

Adoption of IFRS 15 revenue standard had no impact to cash provided by or used in operating, financing, or investing activities on our consolidated statements of cash flows.

Policies, Estimates and Judgments
Under IFRS 15, revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of allowances for returns and any taxes collected from customers, which are subsequently remitted to governmental authorities. The revenue recognition policy is consistent for sales generated directly with customers and sales generated indirectly through solution partners and resellers.
Revenues are recognized upon the application of the following steps:
1.Identification of the contract or contracts with a customer;
2.Identification of the performance obligations in the contract;
3.Determination of the transaction price;
4.Allocation of the transaction price to the performance obligations in the contract; and
5.Recognition of revenue when, or as, the performance obligation is satisfied.
The timing of revenue recognition may differ from the timing of invoicing our customers. We record a contract asset when revenue is recognized prior to invoicing. Contract assets are netted against any related contract liabilities in the consolidated statements of financial position. Our revenue arrangements include standard warranty provisions that our arrangements will perform and operate in all material respects, the financial impacts which have historically been and are expected to continue to be insignificant. Our contracts do not include a significant financing component.
Our contracts with customers often include promises to transfer multiple products and services to a customer. Determining whether products and services are considered distinct performance obligations that should be accounted for separately versus together may require judgment.
We allocate the transaction price for each contract to each performance obligation based on the relative SSP for each performance obligation. We use judgment in determining the SSP for products and services. We typically determine an SSP range for our products and services which is reassessed on a periodic basis or when facts and circumstances change. For all performance obligations other than perpetual and term licenses, we are able to determine SSP based on the observable prices of products or services sold separately in comparable circumstances to similar customers. In instances where performance obligations do not have observable standalone sales, we utilize available information that may include market conditions, pricing strategies, the economic life of the software, and other observable inputs to estimate the price we would charge if the products and services were sold separately.

Our products are generally sold with a right of return, we may provide other credits or incentives, and in certain instances we estimate customer usage of our services, which are accounted for as variable consideration when determining the amount of revenue to recognize. Returns and credits are estimated at contract inception and updated at the end of each reporting period if additional information becomes available. Variable consideration was not material for the periods presented.
Recognition of revenue
Revenue recognized from contracts with customers is disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. We report our revenues in four categories: (i) subscription, (ii) maintenance, (iii) perpetual license, and (iv) other. In addition, we present revenue by geographic region in Note 14.

Subscription revenues

Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide. We also sell on-premises term license agreements for our Data Center products, which are software licensed for a specified period, and includes support and maintenance service that is bundled with the license for the term of the license period. Subscription revenues are driven primarily by the number and size of active licenses, the type of product and the price of the licenses. Our subscription-based arrangements generally have a contractual term of one to twelve months, with a majority being one month. For cloud-based services, subscription revenue is recognized ratably as services are performed, commencing with the date the service is made available to customers. For on-premises term-based licenses, we recognize revenue upfront for the portion that relates to the delivery of the term license and the support and related revenue is recognized ratably as the services are delivered over the term of the arrangement.

Maintenance revenues

Maintenance revenues represent fees earned from providing customers unspecified future updates, upgrades and enhancements and technical product support for perpetual license products on an if and when available basis. Maintenance revenue is recognized ratably over the term of the support period.

Perpetual license revenues
Perpetual license revenues represent fees earned from the license of software to customers for use on the customer’s premises other than Data Center products. Software is licensed on a perpetual basis. Perpetual license revenues consist of the revenues recognized from sales of licenses to new customers and additional licenses to existing customers. We recognize revenue on the license portion of perpetual license arrangements on the date of license delivery in substantially all situations.
Other revenues
Other revenues include fees received for sales of third-party apps in the Atlassian Marketplace, technical account management, and training services. Revenue from the sale of third-party apps via Atlassian Marketplace is recognized at the date of product delivery given that all of our obligations have been met at that time and net of the vendor liability portion, as we function as the agent in the relationship. Revenue from technical account management is recognized over the time period that the customer has access to the service. Revenue from training is recognized as delivered or as the rights to receive training expire.
Cash and cash equivalents
The Group considers all highly liquid investments purchased with an original maturity of three months or less and subject to an insignificant risk of changes in value to be cash equivalents. Cash equivalents also include amounts due from third-party credit card processors as they are both short-term and highly liquid in nature and are typically converted to cash within three days of the sales transaction.

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
Financial Instruments
A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.
Our financial assets include trade receivables and contract assets, debt and equity investments and derivative financial instruments. We generally classify financial assets into the following categories: subsequently measured at amortized cost, at fair value through other comprehensive income, and at fair value through profit or loss depending on the contractual cash flows of and our business model for holding the respective asset. Financial assets that are measured at fair value on a recurring basis include debt and equity investments and derivative financial instruments. Trade receivables and contract assets are measured at amortized cost. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognized on the trade date.

Our financial liabilities include trade and other payables, exchangeable senior notes and derivative financial instruments. We generally classify financial liabilities as subsequently measured at amortized cost and at fair value through profit or loss. Financial liabilities that are measured at fair value are the derivative financial instruments. Trade and other payables are measured at amortized cost and exchangeable senior notes are measured at amortized cost using the effective interest rate (“EIR”) method.
Debt investments
The Group’s marketable debt investments were classified as instruments at fair value through other comprehensive income. Fair value changes of marketable debt investments that have been recognized in other comprehensive income are recycled to profit or loss upon sale of the financial asset.
Equity investments
We invest in equity securities of public and private companies, in which the Company does not have a controlling interest or significant influence, to promote business and strategic objectives. The Group has irrevocably designated the equity investments as instruments at fair value through other comprehensive income. Changes in fair value of these equity investments are recognized in other comprehensive income and never reclassified to profit or loss, even if the asset is impaired, sold or otherwise derecognized.

Marketable equity securities are measured at fair value using readily determinable market value. Non-marketable equity securities are measured at fair value using market data, such as publicly available financing round valuations. Judgment is required particularly in estimating the fair values of non-marketable equity securities.

Exchangeable senior notes (“the Notes”)

The Notes are classified as financial liabilities at amortized cost and measured using the EIR method. Amortized cost is calculated by taking into account any discount and issuance cost that are an integral part of the EIR. The EIR amortization is included as finance costs in the consolidated statements of operations.

Derivative financial instruments
The Group enters into foreign exchange forward contracts with the objective to mitigate certain currency risks associated with cost of revenues and operating expenses denominated in foreign currencies. These foreign exchange forward contracts are designated as cash flow hedges. We also enter into foreign exchange forward contracts to hedge a portion of certain foreign currency denominated as monetary assets and liabilities to reduce the risk that such foreign currency will be adversely affected by changes in exchange rates. Hedging derivative instruments are recognized as either assets or liabilities and are measured at fair value.
For derivative instruments designated as cash flow hedges, the effective portion of the gains (losses) on the derivatives is initially reported as a component of other comprehensive income and is subsequently recognized in earnings when the hedged exposure is recognized in earnings. For options designated as cash flow hedges, changes in the time value are excluded from the assessment of hedge effectiveness and are recognized in earnings. Gains (losses) on derivatives representing either hedge components excluded from the assessment of effectiveness or hedge ineffectiveness are recognized in earnings. For derivative instruments that are not designated as hedges, gains (losses) from changes in fair values are primarily recognized in other income (expense), net.
The Group has other derivatives such as embedded exchange feature of the Notes and capped call transactions (“Exchange and Capped Call Derivatives”). Please see Note 15 for details. The Exchange and Capped Call Derivatives are measured at fair value at each reporting date and gains (losses) from changes in fair values are recognized in other non-operating income (expense), net. The Group used Black-Scholes option pricing models to fair value the Exchange and Capped Call Derivatives. Certain inputs used in the model such as stock price volatility requires judgment.
Impairment of financial assets
The Group measures loss allowances on financial assets at fair value through other comprehensive income at an amount equal to lifetime expected credit losses (“ECLs”), except for securities that are determined to have low credit risk at the reporting date and other securities and bank balances for which credit risk has not increased significantly since initial recognition, which are measured as 12-month ECLs. ECLs are a probability-weighted estimate of the difference in the present value of contractual cash flows and the present value of cash flows that the Group expects to receive. Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument. 12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months following the reporting date.
For trade receivables and contract assets, the Group applies a simplified approach in calculating ECLs. The Group does not track changes in credit risk, but instead recognizes a loss allowance based on lifetime ECLs at each reporting date. The Group has established a provision matrix that is based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

Derecognition

Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all the risks and rewards of ownership. Fair value changes on debt investment and derivatives designated as hedging instruments, which have been recognized in other comprehensive income, are recycled to profit or loss upon sale of the financial asset.

Financial liabilities are derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the consolidated statements of operations.
Fair value measurement
The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining fair value, we consider the principal or most advantageous market in which we would transact, as well as assumptions that market participants would use when pricing the asset or liability.
The three levels of inputs that may be used to measure fair value are:

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
Business combinations
We include the results of operations of the businesses that we acquire as of the acquisition date. We record the assets acquired and liabilities assumed based on their estimated fair values. The excess of the purchase price over the fair values of these identifiable assets and liabilities is recorded as goodwill. Acquisition-related expenses are recognized separately from the business combination and are expensed as incurred.
Goodwill
Goodwill is the excess of the aggregate of the consideration transferred over the identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment annually during the fourth quarter of the Group's fiscal year and when circumstances indicate that the carrying value may be impaired. Impairment is determined for goodwill by assessing the recoverable amount of the CGU. When the recoverable amount of the CGU is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
Intangible assets
We acquired intangible assets separately or in connection with business combinations. Intangible assets are measured at cost initially. All of our intangible assets are with finite lives and are amortized over their estimated useful life using the straight-line method. The amortization expense on intangible assets is recognized in the consolidated statements of operations in the expense category, consistent with the function of the intangible asset.
The estimated useful lives for each intangible asset class are as follows:

Patents, trademarks and other rights	2 - 12 years
Customer relationships	2 - 10 years
Acquired developed technology	2 - 10 years
Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired. When the recoverable amount of an intangible asset is less than its carrying amount, an impairment loss is recognized.

Long-lived assets
The carrying value and useful lives of long-lived assets are reviewed at the end of each reporting period and adjusted if appropriate. An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount is greater than its estimated recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs to sell, recent market transactions are taken into account, if available. If no such transactions can be identified, an appropriate valuation model is used.
Share-based payments
Share-based payments cover equity-settled awards including stock options and restricted stock units (“RSUs”) issued to our employees in exchange of their service. The cost of the equity-settled awards is determined by the fair value at the grant date. The fair value of RSUs is equal to the market value of our common stock on the grant date. The Group estimates the fair value of stock options using the Black-Scholes option pricing model. This option-pricing model requires the input of assumptions, including the awards’ expected life and the price volatility of the underlying stock.
We recognize equity-settled awards cost, net of estimated forfeitures, over the awards’ requisite service period on a graded-vesting basis. No compensation cost is recognized for awards that do not ultimately vest because service conditions have not been met and we estimate forfeiture based on historical experience. The respective expenses are recognized as employee benefits and classified in our consolidated statements of operations according to the activities that the employees perform.
Leases
The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement. The Group categorizes leases at their inception as either operating or finance leases. Expenses incurred in operating leases (net of any incentives received from the lessor) are recognized on a straight-line basis over the term of the lease.
Research and development
Research and development expense includes the employee and hardware costs incurred for the development of new products, enhancements and updates of existing products and quality assurance activities. These costs incurred for the development of computer software are expensed until the point that technological feasibility has been established, which for our products, is typically reached shortly before the release of such products and as a result, the Group has not capitalized any research and development costs.
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
New accounting standards not yet adopted
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”), which supersedes the existing leases standard, IAS 17, Leases, and related interpretations. The standard introduces a single lessee accounting model and requires a lessee to recognize leases on its statement of financial position represented by right-of-use assets and lease liabilities. The standard also contains enhanced disclosure requirements for lessees and is effective for the Group beginning on July 1, 2019. We will adopt the IFRS 16 standard using the modified retrospective approach and will not restate comparative periods. We will elect the package of practical expedients permitted under the transition guidance, which allows us to exclude initial direct costs from the measurement of the right-of-use asset for any leases that exist prior to adoption of the new standard and adjust the right-of-use asset for any recognized onerous lease provisions. We will also elect to keep leases with an initial term of 12 months or less off the balance sheet and recognize the associated lease payments in the consolidated statements of operations on a straight-line basis over the lease term. Based on our portfolio of leases as of June 30, 2019, approximately $286 million of right-of-use assets and lease liabilities will be recognized on our balance sheet upon adoption, primarily relating to real estate.
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
Significant accounting estimates and assumptions
Business combinations
We use our best estimates and assumptions to accurately assign fair value to the intangible assets acquired at the acquisition date. The estimation is primarily due to the judgmental nature of the inputs to the valuation models used to measure the fair value of these intangible assets, as well as the sensitivity of the respective fair values to the underlying significant assumptions. Our estimates are inherently uncertain and subject to refinement. We use a discounted cash flow method of the income approach to measure the fair value of these intangible assets. The significant assumptions used to estimate the fair value of the intangible assets include revenue growth rates, technology migration curves, customer attrition rates and discount rates. These assumptions are forward-looking and could be affected by future economic and market conditions.

During the measurement period, which may be up to one year from the date of acquisition, the Group may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed, with the corresponding offset to goodwill. In addition, uncertain tax positions are initially established in connection with a business combination as of the acquisition date. The Group continues to collect information and reevaluates these estimates and assumptions as deemed reasonable by management. The Group records any adjustments to these estimates and assumptions against goodwill provided they arise within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations. For details of business combinations, please refer to Note 12.
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
For details of taxation, please refer to Note 8.
Impairment of non-financial assets
The Group assesses impairment of all assets at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment.
These include product performance, technology, economic and political environments, and future product expectations. If an impairment trigger exists, the recoverable amount of the asset is determined. No indicators of impairment existed that were significant enough to warrant such assets to be tested for impairment in the fiscal years ended 2019, 2018 and 2017. For details of non-financial assets, please refer to Note 10 and 11.
Impairment of financial instruments
The Group assesses the credit risk for financial instruments and establishes a loss allowance for impairment that represents its estimate of incurred losses in respect of financial instruments. For details of financial instruments, please refer to Note 5.

4. Group Information
As of June 30, 2019, the Group’s subsidiaries, all of which are wholly owned, were as follows:

Name	Country of Incorporation
Atlassian (UK) Limited	United Kingdom, United States of America
Atlassian (UK) Holdings Limited	United Kingdom, United States of America
Atlassian (Australia) Limited	United Kingdom, United States of America
Atlassian (Global) Limited (1)	United Kingdom
Atlassian (UK) Operations Limited	United Kingdom
Atlassian, Inc.	United States of America
Atlassian Network Services, Inc.	United States of America
Dogwood Labs, Inc.	United States of America
Trello, Inc.	United States of America
AgileCraft LLC	United States of America
AgileCraft Australia Pty Ltd	Australia
OpsGenie, Inc.	United States of America
Opsgenie Yazılım Anonim Şirketi	Turkey
iFountain, LLC	United States of America
Atlassian Australia 1 Pty Ltd	Australia
Atlassian Australia 2 Pty Ltd	Australia
Atlassian Corporation Pty. Ltd.	Australia
Atlassian Pty Ltd	Australia
Good Software Co. Pty. Ltd.	Australia
Atlassian Capital Pty. Ltd.	Australia
MITT Australia Pty Ltd	Australia
MITT Trust	Australia
Atlassian K.K.	Japan
Atlassian Germany GmbH	Germany
Atlassian Holdings B.V.	Netherlands
Atlassian Philippines, Inc.	Philippines
Atlassian France SAS	France
Atlassian B.V.	Netherlands
Atlassian Canada Inc.	Canada
Atlassian India LLP	India
(1) Atlassian (Global) Limited is currently in liquidation.
5. Financial Assets and Liabilities
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

Market risk
Currency risk
The Group operates globally and is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. Our exposures primarily consist of the Australian dollar, British pound, Euro, Japanese yen, Philippine peso, Indian rupee and Canadian dollar. Foreign exchange risk arises from commercial transactions and recognized financial assets and liabilities denominated in a currency other than the U.S. dollar. The Group’s foreign exchange policy is reviewed annually by the Group’s audit committee and requires the Group to monitor its foreign exchange exposure on a regular basis.
The substantial majority of our sales contracts are denominated in U.S. dollars, and our operating expenses are generally denominated in the local currencies of the countries where our operations are located. We therefore benefit from a strengthening of the U.S. dollar and are adversely affected by the weakening of the U.S. dollar.
We have a hedging program in place and enter into derivative transactions to manage certain foreign currency exchange risks that arise in the Group’s ordinary business operations. We enter into master netting agreements with financial institutions to execute our hedging program. We recognize all hedging derivative instruments as either assets or liabilities on our consolidated statements of financial position and measure them at fair value. We have the rights to net certain hedging derivative assets and liabilities, but we currently present them on the gross basis. Gains and losses resulting from changes in fair value are accounted for depending on the use of the derivative and whether it is designated and qualifies for hedge accounting.
Our master netting agreements are with selected financial institutions to reduce our credit risk and contract with several counterparties to reduce our concentration risk with any single counterparty. We do not have significant exposure to counterparty credit risk at this time. We do not require nor are we required to post collateral of any kind related to our foreign currency derivatives.
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
It is our policy to enter into cash flow hedges to hedge cost of revenues and operating expenses up to 24 months.
Balance sheet hedging
We also enter into foreign exchange forward contracts to hedge a portion of certain foreign currency denominated monetary assets and liabilities to reduce the risk that such foreign currency assets or liabilities will be adversely affected by changes in exchange rates. These contracts hedge monetary assets and liabilities that are denominated in non-functional currencies and are carried at fair value with changes in the fair value recorded to other non-operating income (expense), net on our consolidated statements of operations. These contracts do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives are intended to offset gains and losses on the monetary assets and liabilities being hedged.

Foreign currency exchange rate exposure

The Group hedged material foreign currency denominated monetary assets and liabilities using balance sheet hedges. The fluctuations in the fair market value of balance sheet hedges due to foreign currency rates generally offset those of the hedged items, resulting in no material effect on profit. Consequently, we are primarily exposed to significant foreign currency exchange rate fluctuations with regard to the spot component of derivatives held within a designated cash flow hedge relationship affecting other comprehensive income
Foreign currency sensitivity
A sensitivity analysis performed on our hedging portfolio as of June 30, 2019 indicated that a hypothetical 10% strengthening of the U.S. dollar against other currencies applicable to our business would decrease the fair value of our foreign currency contracts by $22.5 million. A hypothetical 10% weakening of the U.S. dollar against other currencies would increase the fair value of our foreign currency contracts by $22.5 million.
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

A sensitivity analysis performed on the Notes embedded exchange derivative and capped call transactions indicates that a hypothetical 10% increase in our share price would increase the fair value of the Notes embedded exchange derivative by $138.6 million and increase the fair value of the capped call transactions by $16.2 million. A hypothetical 10% decrease in our share price would decrease the fair value of the Notes embedded exchange derivative by $134.6 million and decrease the fair value of the capped call transactions by $18.2 million.

The Group is also exposed to equity price risk in connection with our equity investments. The Group’s marketable and non-marketable equity investments are susceptible to market price risk from uncertainties about future values of the investment securities. As of June 30, 2019, the Group’s marketable equity investments are fair valued at $58.9 million. A hypothetical 10% increase in the respective share prices of our equity investments would increase the fair value of our marketable equity investments by $5.9 million.
Interest rate risk
Our cash equivalents and investment portfolio are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates. As of June 30, 2019, the Group had cash and cash equivalents totaling $1.3 billion and short-term investments totaling $445.0 million.

A sensitivity analysis performed on our portfolio indicated that a hypothetical 100 basis point increase in interest rates at June 30, 2019 and 2018 would result in a $2.3 million and $1.7 million decrease in the market value of our investments, respectively. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.
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
The Group's customer base is highly diversified, thereby limiting credit risk. Our credit policy typically requires payment within 30-45 days, and we establish credit limits for each customer based on our internal guidelines. The Group does not hold collateral as security or call on other credit enhancements. The Group manages its credit risk with customers by closely monitoring its receivables and contract assets. We continuously monitor outstanding receivables locally to assess whether there is objective evidence that our trade receivables and contract assets are credit-impaired. An impairment analysis is performed at each reporting date using a provision matrix to measure ECLs. The provision rates are based on days past due. Please refer to Note 9 for the details of receivables, credit concentration, and ECL allowance.
Liquidity risk
Liquidity risk is the risk that the group will encounter difficulty in meeting its obligations associated with its financial liabilities as they fall due. The Group’s primary source of cash is cash generated from business operations.
The table below present the contractual undiscounted cash flows relating to the Group’s financial liabilities at the balance sheet date. The cash flows are grouped based on the remaining period to the contractual maturity date. The Group has sufficient funds, including its cash, cash equivalents, and short-term investments and expected cash flows from operations, to meet these commitments as they become due. The Group may enter into financial transactions to secure additional funding to supplement existing cash flows or to maintain financial flexibility.
Contractual maturities of financial liabilities are as follows:

	Up to 12 Months	Greater than 12 Months	Total
	(U.S. $ in thousands)
As of June 30, 2019
Financial liabilities:
Trade and other payables	$159,487	$—	$159,487
Derivative liabilities	3,879	74	3,953
Exchangeable senior notes (1)	1,604,923	—	1,604,923
	$1,768,289	$74	$1,768,363
As of June 30, 2018
Financial liabilities:
Trade and other payables	$107,892	$—	$107,892
Derivative liabilities	5,213	204	5,417
Exchangeable senior notes	—	1,000,000	1,000,000
	$113,105	$1,000,204	$1,113,309
(1) The amount related to Notes represent the if-exchanged value using stock price as of June 30, 2019. Refer to Note 15 for further detail on the Notes.
Capital risk management
For the purpose of the Group’s capital management, capital includes issued capital, share premium and all other capital reserves attributable to the equity holders of the parent. The primary objective of the Group's capital structure management is to ensure that it maintains an appropriate capital structure to support its business and maximize shareholder value. The Group manages its capital structure and adjusts it based on business needs and economic conditions. No material changes were made to the process of managing capital during the fiscal years ended June 30, 2019. During the fiscal year ended June 30, 2018, the Group issued $1.0 billion of exchangeable debt for working capital and other corporate purposes, including acquiring complementary businesses, products, services or technologies.

To maintain or adjust the capital structure, the Group may return capital to shareholders, issue new shares, or consider external financing alternatives. The Group does not have any present or future plan to pay dividends on its shares.

Fair Value Measurements
The following table presents the Group’s financial assets and liabilities as of June 30, 2019, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(U.S. $ in thousands)
Assets measured at fair value
Cash and cash equivalents:
Money market funds	$593,696	$—	$—	$593,696
U.S. treasury securities	—	6,996	—	6,996
Agency securities	—	8,084	—	8,084
Certificates of deposit and time deposits	—	9,844	—	9,844
Commercial paper	—	67,327	—	67,327
Corporate debt securities	—	7,560	—	7,560
Short-term Investments:
U.S. treasury securities	—	101,759	—	101,759
Agency securities	—	26,966	—	26,966
Certificates of deposit and time deposits	—	20,466	—	20,466
Commercial paper	—	94,035	—	94,035
Corporate debt securities	—	201,820	—	201,820
Current derivative assets:
Derivative assets - hedging	—	559	—	559
Derivative assets - capped call transactions	—	—	214,597	214,597
Non-current derivative assets:
Derivative assets - hedging	—	77	—	77
Other non-current assets:
Certificates of deposit and time deposits	—	3,660	—	3,660
Marketable equity securities	58,932	—	—	58,932
Non-marketable equity securities	—	—	3,000	3,000
Total assets measured at fair value	$652,628	$549,153	$217,597	$1,419,378

Liabilities measured at fair value
Current derivative liabilities:
Derivative liabilities - hedging	$—	$3,879	$—	$3,879
Derivative liabilities - exchangeable feature of Notes	—	—	851,126	851,126
Non-current derivative liabilities:
Derivative liabilities - hedging	—	74	—	74
Total liabilities measured at fair value	$—	$3,953	$851,126	$855,079

Liabilities for which fair value is disclosed
Exchangeable senior notes	$—	$1,697,200	$—	$1,697,200

The following table presents the Group’s financial assets and liabilities as of June 30, 2018, by the level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(U.S. $ in thousands)
Assets measured at fair value
Cash and cash equivalents:
Money market funds	$693,596	$—	$—	$693,596
Commercial paper	—	29,118	—	29,118
Agency securities	—	7,989	—	7,989
Corporate debt securities	—	1,000	—	1,000
U.S. treasury securities	—	18,968	—	18,968
Short-term Investments
U.S. treasury securities	—	52,700	—	52,700
Agency securities	—	22,015	—	22,015
Certificates of deposit and time deposits	—	55,164	—	55,164
Commercial paper	—	35,372	—	35,372
Corporate debt securities	—	157,883	—	157,883
Current derivative assets:
Derivative assets- hedging	—	60	—	60
Non-current derivative assets:
Derivative assets- hedging	—	3	—	3
Derivative assets- capped call transactions	—	—	99,932	99,932
Other non-current assets:
Certificates of deposit and time deposits	—	3,660	—	3,660
Total assets measured at fair value	$693,596	$383,932	$99,932	$1,177,460

Liabilities measured at fair value
Current derivative liabilities:
Derivative liabilities- hedging	$—	$5,213	$—	$5,213
Non-current derivative liabilities:
Derivative liabilities- hedging	—	204	—	204
Derivative liabilities- embedded exchange feature of the exchangeable senior notes	—	—	202,553	202,553
Total liabilities measured at fair value	$—	$5,417	$202,553	$207,970

Liabilities for which fair value is disclosed
Exchangeable senior notes	$—	$1,033,030	$—	$1,033,030
Due to the short-term nature of trade receivables, contract assets and trade and other payables, their carrying amount is assumed to approximate their fair value.
Assets and Liabilities Measured at Fair Value on a Recurring Basis Using Significant Unobservable Inputs (Level 3)

Embedded exchange feature of the exchangeable senior notes and capped call transactions

In April 2018, the Group issued $1 billion in Notes and entered into related capped call transactions. Please refer to Note 12 for details. The Exchange and Capped Call Derivatives are measured at fair value using Black-Scholes option pricing models that utilize both observable and unobservable market inputs.

Exchange and Capped Call Derivatives are classified as level 3 as the Group uses stock price volatility implied from options traded with a substantially shorter term, which makes this an unobservable input that is significant to the valuation. In general, an increase in our stock price volatility would increase the fair value of the derivatives and would result in a net loss. Other significant inputs to the valuation includes our stock price and time to expiration of the options, which are observable. An increase in our stock price would increase the fair value of the derivatives and would result in a net loss. As time to expiration of the options decreases with passage of time, the fair value of the derivatives would decrease. The future impact on other non-operating income (expense), net depends on how significant inputs such as stock price, stock price volatility and time to expiration of the options change in relation to other inputs.

The stock price volatility as of June 30, 2019, ranged from 43.8% to 47.3%. As of June 30, 2019, a 10% higher volatility, holding other inputs constant would result in approximately $46.9 million of additional loss for the fiscal year ended June 30, 2019. The stock price volatility as of June 30, 2018, ranged from 32.7% to 36.3%. As of June 30, 2018, a 10% higher volatility, holding other inputs constant would result in approximately $23.5 million of additional loss for the fiscal year ended June 30, 2018.

Non-marketable investments

Non-marketable equity securities are measured at fair value using market data, such as publicly available financing round valuations. Financial information of private companies may not be available and consequently we will estimate the fair value based on the best available information at the measurement date.

The following table presents the reconciliations of Level 3 financial instrument fair values:

	Capped Call	Embedded exchange feature of Notes	Non-marketable investments
	(U.S. $ in thousands)
Balance as of June 30, 2017	$—	$—	$—
Purchases	87,700	(177,907)	—
Gains (losses)
Recognized in other non-operating (expense) income, net	12,232	(24,646)	—
Balance as of June 30, 2018	99,932	(202,553)	—
Change in unrealized gains (losses) relating to assets and liabilities held as of June 30, 2018
Recognized in other non-operating income (expense), net	12,232	(24,646)	—

Balance as of June 30, 2018	$99,932	$(202,553)	$—
Purchases	—	—	23,000
Transfer out	—	—	(20,942)
Gains (losses)
Recognized in finance income	—	—	270
Recognized in other non-operating (expense) income, net	114,665	(648,573)	—
Recognized in other comprehensive income	—	—	672
Balance as of June 30, 2019	$214,597	$(851,126)	$3,000
Change in unrealized gains (losses) relating to assets and liabilities held as of June 30, 2019
Recognized in other non-operating income (expense), net	114,665	(648,573)	—

There were transfers out from Level 3 due to initial public offerings of the respective investees during fiscal year 2019. There were no transfers between levels during fiscal year 2018.

Investments

As of June 30, 2019, the Group’s investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
Debt Investments
Marketable debt securities
U.S. treasury securities	$101,563	$203	$(7)	101,759
Agency securities	26,936	33	(3)	26,966
Certificates of deposit and time deposits	24,126	—	—	24,126
Commercial paper	94,035	—	—	94,035
Corporate debt securities	201,552	292	(24)	201,820
Total debt investments	448,212	528	(34)	448,706
Equity Investments
Marketable equity securities	20,270	38,662	—	58,932
Non-marketable equity securities	3,000	—	—	3,000
Total equity investments	23,270	38,662	—	61,932
Total investments	$471,482	$39,190	$(34)	$510,638

As of June 30, 2019, the Group had $445.0 million of investments which were classified as short-term investments on the Group’s consolidated statements of financial position. Additionally, the Group had marketable equity securities totaling $58.9 million, non-marketable equity securities totaling $3.0 million, and certificates of deposit and time deposits totaling $3.7 million which were classified as long-term and were included in other non-current assets on the Group’s consolidated statements of financial position.

As of June 30, 2018, the Group’s investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
Debt Investments
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
The effects of the Group’s investments on the consolidated financial statements were as follows (amounts presented are prior to any income tax effects):

	Fiscal Year Ended June 30,
	2019	2018	2017
	(U.S. $ in thousands)
Unrealized gain (loss) recognized in other comprehensive income	$40,017	$(601)	$(849)
Gain (loss) recognized into profit or loss	$15	$(15)	$96

The table below summarizes the Group’s debt investments by remaining contractual maturity based on the effective maturity date:

	As of June 30,
	2019	2018
	(U.S. $ in thousands)
Recorded as follows:
Due in one year or less	$442,964	$277,087
Due after one year	5,742	49,707
Total investments	$448,706	$326,794
Derivative financial instruments
The group have derivative instruments that are used for hedging activities as discussed below and derivative instruments relating to the Notes and the capped calls as discussed in Note 15: Exchangeable Senior Notes.
The fair value of the hedging derivative instruments were as follows:

	Statement of Financial Position Location	Fair Value As of June 30, 2019	Fair Value As of June 30, 2018
		(U.S. $ in thousands)
Derivative assets - hedging
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Current derivative assets	$247	$39
Foreign exchange forward contracts	Non-current derivative assets	77	3
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Current derivative assets	312	21
Total derivative assets		$636	$63

Derivative liabilities - hedging
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Current derivative liabilities	$3,854	$5,006
Foreign exchange forward contracts	Non-current derivative liabilities	74	204
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Current derivative liabilities	25	207
Total derivative liabilities		$3,953	$5,417

The following table sets forth the notional amounts of our derivative instruments as of June 30, 2019 (in thousands):

	Notional Amounts of Derivative Instruments
	Notional Amount by Term to Maturity			Classification by Notional Amount
	Under 12 months	Over 12 months	Total	Cash Flow Hedge	Non Hedge	Total
Foreign exchange forward contracts	$259,674	$14,477	$274,151	$230,264	$43,887	$274,151
The following table sets forth the notional amounts of our derivative instruments as of June 30, 2018 (in thousands):

	Notional Amounts of Derivative Instruments
	Notional Amount by Term to Maturity			Classification by Notional Amount
	Under 12 months	Over 12 months	Total	Cash Flow Hedge	Non Hedge	Total
Foreign exchange forward contracts	$188,633	$12,492	$201,125	$180,898	$20,227	$201,125
The effects of derivatives designated as hedging instruments on our consolidated financial statements were as follows (amounts presented are prior to any income tax effects):

	Fiscal Year Ended June 30,
	2019	2018	2017
	(U.S. $ in thousands)
Gain recognized into general and administrative expense - ineffective portion	$24	$12	$(3)
Gross unrealized loss recognized in other comprehensive income	$(8,369)	$(4,387)	$4,520
Net (loss) gain reclassified from cash flow hedge reserve into profit or loss - effective portion	$(9,908)	$3,954	$1,356
Recognized in cost of revenues	$(713)	$134	$49
Recognized in research and development	$(6,935)	$2,532	$1,010
Recognized in marketing and sales	$(194)	$112	$21
Recognized in general and administrative	$(2,066)	$1,176	$276

6. Other Non-operating Expense, Net
Other non-operating expense, net consisted of the following:

	Fiscal Year Ended June 30,
	2019	2018	2017
Exchange derivative allocated issuance costs	$—	$(1,785)	$—
Net unrealized loss on exchange derivative and capped calls	(533,908)	(12,414)	—
Foreign currency exchange loss, net	(702)	(413)	(93)
Contributions to Atlassian Foundation	(3,629)	(1,856)	(1,620)
Other income	2,786	1,311	371
Other non-operating expense, net	$(535,453)	$(15,157)	$(1,342)

7. Expenses
Loss before income tax benefit (expense) included the following expenses:

	Fiscal Year Ended June 30,
	2019	2018	2017

Depreciation:
Equipment	$1,336	$1,214	$1,022
Computer hardware and software	1,476	11,543	23,729
Furniture and fittings	2,031	1,485	1,016
Leasehold improvements	8,604	7,915	5,923
Total depreciation	13,447	22,157	31,690
Amortization:
Patents and trademarks	7,796	6,990	2,907
Customer relationships	21,015	29,100	12,361
Acquired developed technology	27,990	21,188	14,588
Total amortization	56,801	57,278	29,856
Total depreciation and amortization	$70,248	$79,435	$61,546
Employee benefits expense:
Salaries and wages	$351,401	$273,326	$201,953
Variable compensation	62,106	33,067	19,260
Payroll taxes	42,020	30,478	20,792
Share-based payment expense	257,762	162,873	137,448
Defined contribution plan expense	22,566	16,839	13,041
Contractor expense	27,263	23,666	16,333
Other	53,654	44,877	34,605
Total employee benefits expense	$816,772	$585,126	$443,432

8. Income Tax
The major components of income tax (expense) benefit for the fiscal years ended 2019, 2018 and 2017 are as follows:

	Fiscal Year Ended June 30,
	2019	2018	2017
	(U.S. $ in thousands)
		*As Adjusted	*As Adjusted
Current income tax:
Current income tax charge	$(15,788)	$(1,956)	$(11,518)
Adjustments in respect of current income tax of previous years	(361)	(48)	(25)
Deferred tax:
Benefit (expense) relating to origination and reversal of temporary differences	30,417	(19,934)	25,864
Adjustments in respect of temporary differences of previous years	(46,333)	(33,363)	630
Income tax (expense) benefit	$(32,065)	$(55,301)	$14,951

* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 for further details.

A reconciliation between income tax (expense) benefit and the product of accounting loss multiplied by the U.K.'s domestic tax rate for the fiscal years ended 2019, 2018 and 2017, is as follows:

	Fiscal Year Ended June 30,
	2019	2018	2017
	(U.S. $ in thousands)
		*As Adjusted	*As Adjusted
Loss before income tax (expense) benefit	$(605,556)	$(58,131)	$(52,400)
At the U.K.’s statutory income tax rate of 19% in fiscal 2019 and 2018, and 19.75% in fiscal 2017	115,031	12,508	11,781
Tax effect of amounts that are not taxable (deductible) in calculating taxable income:
Research and development incentive	660	2,620	18,404
Non-deductible charges relating to exchangeable senior notes	(104,445)	(3,195)	—
Share-based payment	(3,729)	(11,199)	(9,946)
Amortization of intangible assets that do not give rise to deferred taxes	(4)	(31)	(673)
Foreign tax rate adjustment	1,685	(4,968)	(1,990)
Adjustment to deferred tax balance	6,337	(14,602)	(332)
Other items, net	(906)	(3,023)	(2,898)
	14,629	(21,890)	14,346
Adjustments in respect to current income tax of previous years	(361)	(48)	(25)
Adjustments in respect to deferred income tax of previous years	(46,333)	(33,363)	630
Income tax (expense) benefit	$(32,065)	$(55,301)	$14,951

* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 for further details.

Details of deferred taxes, recognized and unrecognized:

	Consolidated Statements of Financial Position		Consolidated Statements of Operations

	As of June 30,		Fiscal Year Ended June 30,
	2019	2018	2019	2018
	(U.S. $ in thousands)
		*As Adjusted		*As Adjusted
Depreciation for tax purposes	$35	$2,537	$(2,564)	$1,415
Provisions, accruals and prepayments	(454)	7,241	(7,164)	95
Deferred revenue	(3,073)	22,650	(23,932)	10,714
Unrealized foreign currency exchange (gains) losses	(428)	(410)	(101)	(226)
Unrealized investment (gains) losses	(8,213)	1,644	(405)	—
Carried forward tax losses (gains)	2,034	850	(409)	(34,221)
Carried forward tax credits—credited to profit and loss	2,452	5,456	(3,005)	(41,546)
Intangible assets	9,943	16,620	13,095	50,680
Tax benefit (expense) from share plans—income	551	216	331	(30,379)
Tax benefit (expense) from share plans—equity	889	127	300	(123)
Deferred foreign taxes	—	(9,460)	10,605	(10,605)
Other, net	(524)	(411)	(2,668)	899
Deferred tax benefit	—	—	$(15,917)	$(53,297)
Deferred tax assets, net	$3,212	$47,060
Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	$17,084	$59,220
Deferred tax liabilities	(13,872)	(12,160)
Deferred tax assets, net	$3,212	$47,060
Items for which no deferred tax asset has been recognized:
Depreciation and amortization for tax purposes	4,804	2,221
Provisions, accruals and prepayments	13,421	314
Deferred revenue	37,342	15,723
Unrealized foreign currency exchange gains	—	215
Unused tax losses	401,108	161,513
Intangible assets	1,963,534	2,054,530
Tax benefit from share plans- income	45,849	30,114
Tax benefit from share plans- equity	109,061	62,719
Capital loss	1,391	1,391
Carried forward tax credits- credited to profit and loss	47,537	30,418
Unrealized loss on investments	1,076	160
Other, net	10,610	5,800
	$2,635,733	$2,365,118
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 for further details.

	2019	2018
	(U.S. $ in thousands)
		*As Adjusted
Reconciliation of deferred tax assets, net
Balance at the beginning of	$47,060	$140,532
Deferred tax expense for the year	(15,916)	(53,297)
Debited to equity	(8,884)	(40,092)
Adjustment in respect of income tax payable	—	(83)
Impact from business combinations	(19,092)	—
Currency revaluation impact	44	—
Balance at the ending of	$3,212	$47,060
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 for further details.

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

As a result of the new U.S. federal statutory corporate tax rate of 21% contained within the Tax Act, the Group recorded non-cash charges of $16.9 million to tax expense and $16.9 million to equity to revalue the Group’s U.S. net deferred tax assets during fiscal year 2018.

In June 2019 and December 2017, as a result of the Group’s assessment of the realizability of its Australian and U.S. deferred tax assets, the Group recorded non-cash charges to tax expense of $54.7 million and $30.4 million, respectively, and $25.8 million to equity in December 2017 to reduce the carrying value of these assets. The assessment of the realizability of the Australian and U.S. deferred tax assets is based on all available positive and negative evidence. Such evidence includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, and the carry-forward periods available for the utilization of deferred tax assets. The Group will continue to assess and record any necessary changes to align its deferred tax assets to their realizable value.

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

The impact on the net deferred tax asset from business combinations of $19.1 million in fiscal year 2019 represents the net deferred tax assets and liabilities recognized as a result of the acquisition of OpsGenie. The Group acquired net operating loss carryforward deferred tax assets of approximately $1.8 million from OpsGenie. The Group also recognized deferred tax liabilities of approximately $19.6 million primarily related to acquired intangibles from OpsGenie, the amortization of which will not be deductible from future taxable profits.

The Group recognizes certain amounts directly in equity including current tax benefits related to tax deductions in excess of cumulative book expense for share based payment awards, deferred tax benefits related to revaluing its deferred tax assets for share based payment awards to fair market value at each reporting date, and deferred tax expense or benefit related to unrealized gains and losses that are recorded in Other Comprehensive Income.

	2019	2018
	(U.S. $ in thousands)
Amounts recognized directly in equity:
Net deferred tax—debited directly to equity	(8,884)	(40,092)
	$(8,884)	$(40,092)
The Group has the following losses and credits available for offsetting future profit and taxes:

	Expiration	Amount carried forward	Amount recognized as of June 30, 2019
U.S. net operating loss (Pre - 2017 Tax Reform)	June 30, 2032-December 30, 2037	$128,705	$137
U.S. net operating loss (Post - 2017 Tax Reform)	None	$1,631,941	$1,740
State net operating loss- various states	June 30, 2024-June 30, 2039	$670,960	$156
U.K. net operating loss	None	$1	$—
U.S. research and development credits	June 30, 2031-June 30, 2030	$33,490	$170
State research and development credits- California	None	$13,599	$65
State research and development credits- Texas	June 30, 2036-June 30, 2039	$2,277	$2,218
Australia capital loss	None	$4,637	$—
State enterprise zone credits	June 30, 2020-June 30, 2024	$685	$3
9. Trade Receivables
The Group’s trade receivables consisted of the following:

	As of June 30,
	2019	2018
	(U.S. $ in thousands)
Trade receivables	$83,044	$46,770
ECL allowances	(519)	(629)
	$82,525	$46,141
As of June 30, 2019, two customers, both solution partners, represented 13% and 13% of the total trade receivables balance. As of June 30, 2018, two customers, both solution partners, represented 15% and 10% of the total trade receivables balance.
Expected Credit Loss (“ECL”) Allowance
As of June 30, 2019 and 2018, the Group had ECL allowance of $519,000 and $629,000, respectively. The movements in the ECL allowance were as follows:

(U.S. $ in thousands)
As of June 30, 2017	$116
Change in estimate	513
As of June 30, 2018	629
Change in estimate	(110)
As of June 30, 2019	$519

Trade Receivables Aging

	(U.S. $ in thousands)
As of June 30, 2019	Past due days
	Current	< 90 days	> 90 days
ECL rate	—	—	43.3%
Trade receivables carrying amount	71,883	9,961	1,200
ECL	—	—	519

As of June 30, 2018
	Current	< 90 days	> 90 days
ECL rate	—	—	89.5%
Trade receivables carrying amount	41,134	4,933	703
ECL	—	—	629

10. Property and Equipment
Property and equipment, net consisted of the following:

	Equipment	Computer Hardware and Software	Furniture and Fittings	Leasehold Improvements and Other	Total
	(U.S. $ in thousands)
As of June 30, 2018
Opening cost balance	$3,895	$53,448	$7,083	$33,840	$98,266
Additions	1,651	247	4,023	28,279	34,200
Disposals	(320)	(44,545)	(83)	(668)	(45,616)
Effect of change in exchange rates	(2)	(3)	8	5	8
Closing cost balance	5,224	9,147	11,031	61,456	86,858

Opening accumulated depreciation	(2,121)	(38,336)	(2,449)	(14,187)	(57,093)
Depreciation expense	(1,214)	(11,543)	(1,485)	(7,915)	(22,157)
Effect of change in exchange rates	(1)	1	(4)	21	17
Disposals	272	43,048	43	668	44,031
Closing accumulated depreciation	(3,064)	(6,830)	(3,895)	(21,413)	(35,202)
Net book amount	$2,160	$2,317	$7,136	$40,043	$51,656

As of June 30, 2019
Opening cost balance	$5,224	$9,147	$11,031	$61,456	$86,858
Additions	3,460	1,911	4,268	33,838	43,477
Disposals	(829)	(514)	(689)	(5,339)	(7,371)
Effect of change in exchange rates	2	4	(4)	83	85
Closing cost balance	7,857	10,548	14,606	90,038	123,049

Opening accumulated depreciation	(3,064)	(6,830)	(3,895)	(21,413)	(35,202)
Depreciation expense	(1,336)	(1,476)	(2,031)	(8,604)	(13,447)
Disposals	741	498	493	5,339	7,071
Effect of change in exchange rates	1	—	5	(18)	(12)
Closing accumulated depreciation	(3,658)	(7,808)	(5,428)	(24,696)	(41,590)
Net book amount	$4,199	$2,740	$9,178	$65,342	$81,459

The Company had disposals of property, plant and equipment in 2019 and 2018, with a net carrying amount of $0.3 million and $1.6 million, respectively.

11. Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather tested for impairment at least annually during the fourth quarter.
Goodwill consisted of the following:

		Goodwill
	Note	(U.S. $ in thousands)
Balance as of June 30, 2017		$311,900
Effect of change in exchange rates		43
Balance as of June 30, 2018		311,943
Additions	12	297,010
Effect of change in exchange rates		(46)
Balance as of June 30, 2019		$608,907

Impairment test for goodwill

The Group operates as a single CGU and all goodwill is allocated to this unit. The recoverable amount of goodwill was assessed by comparing the market capitalization of the Group to its book value, among other qualitative factors, when reviewing for indicators of impairment. There was no impairment of goodwill during the fiscal years ended 2019, 2018, and 2017.

Intangible assets
Intangible assets consisted of the following:

	Patents, Trademarks and Other Rights	Acquired Developed Technology	Customer Relationships	Total
	(U.S. $ in thousands)
As of June 30, 2018
Opening cost balance	$21,745	$136,960	$58,684	$217,389
Effect of change in exchange rates	—	90	—	90
Closing cost balance	21,745	137,050	58,684	217,479

Opening accumulated amortization	(3,042)	(80,759)	(12,799)	(96,600)
Amortization charge	(6,990)	(21,188)	(29,100)	(57,278)
Effect of change in exchange rates	—	(24)	—	(24)
Closing accumulated amortization	(10,032)	(101,971)	(41,899)	(153,902)
Net book amount	$11,713	$35,079	$16,785	$63,577

As of June 30, 2019
Opening cost balance	$21,745	$137,050	$58,684	$217,479
Additions	5,550	72,589	67,168	145,307
Disposals	—	(12,443)	—	(12,443)
Effect of change in exchange rates	—	(103)	—	(103)
Closing cost amount	27,295	197,093	125,852	350,240

Opening accumulated amortization	(10,032)	(101,971)	(41,899)	(153,902)
Amortization charge	(7,796)	(27,990)	(21,015)	(56,801)
Disposals	—	11,365	—	11,365
Effect of change in exchange rates	—	73	—	73
Closing accumulated amortization	(17,828)	(118,523)	(62,914)	(199,265)
Net book amount	$9,467	$78,570	$62,938	$150,975
As of June 30, 2019, no development costs have qualified for capitalization, and all development costs have been expensed as incurred. As of June 30, 2019, the remaining amortization period for acquired developed technology ranged from approximately one year to five years. The remaining amortization period for customer relationships ranged from three years to nine years.
12. Business combinations
Fiscal 2019
AgileCraft

On April 3, 2019, we acquired 100% of the outstanding equity of AgileCraft LLC, a leading provider of enterprise agile planning software. Total purchase price consideration for AgileCraft was approximately $155.7 million, which consisted of approximately $154.0 million in cash and $1.7 million in fair value of replacement shares attributable to service provided prior to acquisition. The Company issued 24,173 replacement shares and the fair value of the replacement shares was based on grant date stock price of the Company. In addition, the Company granted $12.5 million worth of restricted shares of the Company to key employees of AgileCraft, which are subject to future vesting provisions based on service conditions.

The Group acquired AgileCraft to complement its current product offerings and to help enterprise organizations build and manage a ‘master plan’ of their most strategic projects and workstreams. The Group has included the financial results of AgileCraft in its consolidated financial statements from the date of acquisition, which have not been material to date. Pro forma results of operations have not been presented for the twelve months ended June 30, 2019 because the effect of the acquisition was not material to the financial statements.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
(U.S. $ in thousands)
Cash and cash equivalents	$1,193
Trade receivables	3,614
Prepaid expenses and other current assets	270
Intangible assets	52,900
Goodwill	101,184
Trade and other payables	(1,196)
Deferred revenue	(2,230)
Net assets acquired	$155,735

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities. The goodwill balance is deductible for income tax purposes. The fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets were based on management’s estimates and assumptions. The fair value of acquired receivables approximates the gross contractual amounts receivable. Critical estimates in valuing certain intangible assets and goodwill include, but are not limited to, future expected cash flows from revenues, technology migration curve and discount rates. The deferred tax liabilities were primarily a result of the difference in the book basis and tax basis related to the identifiable intangible assets. Transaction costs of $1.2 million were expensed as incurred, which was included in general and administrative expenses.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition.

	Fair Value	Useful Life
	(U.S. $ in thousands)	(years)
Developed technology	$34,600	5
Customer relationships	16,900	7
Backlog	1,400	3
Total intangible assets subject to amortization	$52,900

The amount recorded for developed technology represents the estimated fair value of AgileCraft’s enterprise agile planning technology. The amount recorded for customer relationships represents the fair value of the underlying relationships with AgileCraft’s customers. The amount recorded for backlog represents the fair value of AgileCraft’s backlog as of acquisition date.

OpsGenie

On October 1, 2018, we acquired 100% of the outstanding equity of OpsGenie, Inc., a leader in incident alerting and on-call schedule management, for cash consideration of $259.5 million. In addition, the Company granted $36.3 million worth of restricted shares of the Company to key employees of OpsGenie, which are subject to future vesting provisions based on service conditions. The Group acquired OpsGenie to complement our current product offerings and enable customers to plan for and respond to IT service disruptions. The Group has included the financial results of OpsGenie in its consolidated financial statements from the date of acquisition, which have not been material to date.

Pro forma results of operations have not been presented for the twelve months ended June 30, 2019 because the effect of the acquisition was not material to the financial statements.

The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
(U.S. $ in thousands)
Cash and cash equivalents	$1,232
Trade receivables	1,933
Prepaid expenses and other current assets	513
Intangible assets	87,900
Goodwill	189,727
Trade and other payables	(1,533)
Deferred revenue	(1,217)
Deferred tax liabilities, net	(19,010)
Net assets acquired	$259,545

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities. The goodwill balance is not deductible for income tax purposes. The fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets were based on management’s estimates and assumptions. The fair value of acquired receivables approximates the gross contractual amounts receivable. Critical estimates in valuing certain intangible assets and goodwill include, but are not limited to, future expected cash flows from revenues, technology migration curve, customer attrition rate and discount rates. The deferred tax liabilities were primarily a result of the difference in the book basis and tax basis related to the identifiable intangible assets. Transaction costs of $1.8 million were expensed as incurred, which was included in general and administrative expenses.

The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition.

	Fair Value	Useful Life
	(U.S. $ in thousands)	(years)
Developed technology	$35,600	5
Customer relationships	48,600	10
Trade name	3,700	5
Total intangible assets subject to amortization	$87,900

The amount recorded for developed technology represents the estimated fair value of OpsGenie’s incident management and alerting technology. The amount recorded for customer relationships represents the fair value of the underlying relationships with OpsGenie customers. The amount recorded for trade name represents the fair value of OpsGenie trade name.
Other fiscal year 2019 business combinations
On April 8, 2019, the Group acquired 100% of the outstanding equity of Good Software Co. Pty Ltd (“Good Software”) for cash consideration of approximately $2.7 million. In addition, the Company granted $1.3 million worth of restricted shares of the Company to a key employee of Good Software, which are subject to future vesting provisions based on service conditions. Good Software provides analytics tools for Confluence. The Company acquired Good Software to integrate the analytics tool into Confluence and to complement our current Confluence product. The purchase price was allocated to net tangible assets of $0.2 million, developed technology of $0.6 million, customer relationship of $0.3 million and goodwill of $1.6 million. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities when integrating with Confluence. The goodwill balance is partially deductible for income tax purposes.

On December 10, 2018, the Group acquired the intangible assets of Ludable LLC related to Butler for Trello, a workflow automation tool, for cash consideration of approximately $6.0 million. In addition, the Company granted $3.5 million worth of restricted shares of the Company to the key employee of Ludable LLC, which are subject to future vesting provisions based on service conditions. The transaction was accounted for as a business combination in accordance with the relevant guidance. The Company acquired the Butler for Trello assets to complement our existing Trello offerings and to help automate manual and repetitive tasks. The purchase price was allocated to developed technology of $1.5 million and goodwill of $4.5 million. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities when integrating with Trello. The goodwill balance is deductible for income tax purposes.

The Group’s purchase price allocations are preliminary and subject to revision as additional information existing as of the respective acquisition dates but unknown to us may become available within the respective measurement periods (up to one year from the respective acquisition dates). The primary areas of the purchase price allocation that are not yet finalized are identification of contingencies and goodwill.
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

The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities when integrating Trello’s technology with the Group’s other offerings. The goodwill balance was not deductible for income tax purposes. The fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets were based on management’s estimates and assumptions. The deferred tax liability established was primarily a result of the difference in the book basis and tax basis related to the identifiable intangible assets. The Group’s purchase price allocation is preliminary and subject to revision as additional information about fair value of assets and liabilities becomes available. If additional information is obtained up to one year from the acquisition date regarding facts and circumstances that existed as of the acquisition date, the estimated fair values of assets acquired and liabilities assumed will be updated accordingly.

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
Other fiscal 2017 business combinations
On July 12, 2016, the Group acquired StatusPage for $18.3 million in cash, net of cash acquired, and $3.3 million of deferred consideration. The Group has included the financial results of StatusPage in its consolidated financial statements from the date of acquisition, which have not been material to date. In allocating the purchase consideration based on estimated fair values, the Group recorded $8.7 million of acquired intangible assets with useful lives of two to five years and $15.5 million of goodwill. The goodwill balance was not deductible for income tax purposes.
13. Other Balance Sheet Accounts
Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	As of June 30,
	2019	2018
	(U.S. $ in thousands)
Cash and bank deposits	$565,030	$652,619
Amounts due from third-party credit card processors	9,904	7,049
U.S. treasury securities	6,996	18,968
Corporate debt securities	7,560	1,000
Agency securities	8,084	7,989
Commercial paper	67,327	29,118
Money market funds	593,696	693,596
Certificates of deposit and time deposits	9,844	—
Total cash and cash equivalents	$1,268,441	$1,410,339

Prepaid expenses and other current assets
Prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2019	2018
	(U.S. $ in thousands)
		*As Adjusted
Prepaid expenses	$23,588	$21,278
Accrued interest income on short-term investments	3,072	2,582
Other receivables	1,977	3,059
Other current assets	1,599	2,816
Total prepaid expenses and other current assets	$30,236	$29,735
Other receivables generally arise from transactions outside the normal operating activities of the Group. Collateral is not normally required.
Other non-current assets
Other non-current assets consisted of the following:

	As of June 30,
	2019	2018
	(U.S. $ in thousands)
		*As Adjusted
Marketable equity securities	$58,932	$—
Non-marketable equity securities	3,000	—
Security deposits	5,010	5,248
Other	9,703	8,218
	$76,645	$13,466
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 for further details.

As of June 30, 2019 and 2018, the Group had certificates of deposit and time deposits totaling $3.7 million and $3.7 million which were classified as long-term and were included in security deposits. Included in the Group’s other non-current assets balance as of June 30, 2019 and 2018 were $7.1 million and $6.6 million respectively, of restricted cash used for commitments of standby letters of credit related to facility leases and were not available for the Group’s use in its operations.
Trade and other payables
Trade and other payables consisted of the following:

	As of June 30,
	2019	2018
	(U.S. $ in thousands)
Trade payables	$24,993	$17,119
Accrued expenses	53,802	42,905
Accrued compensation and employee benefits	54,507	28,302
Sales and indirect taxes	9,158	8,076
Operating lease payable	1,613	1,420
Customer deposit	7,943	6,319
Other payables	7,471	3,751
	$159,487	$107,892

Current provisions
Current provisions consisted of the following:

	As of June 30,
	2019	2018
	(U.S. $ in thousands)
Employee benefits	$8,983	$7,215
Current provisions for employee benefits include accrued annual leave and long service leave. Long service leave covers all unconditional entitlements where employees have completed the required period of service and those where employees are entitled to pro rata payments.
Non-current provisions
Non-current provisions consisted of the following:

	As of June 30,
	2019	2018
	(U.S. $ in thousands)
Employee benefits	$3,323	$2,094
Dilapidation provision	2,759	2,269
	$6,082	$4,363
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
Other non-current liabilities
Other non-current liabilities consisted of the following:

	As of June 30,
	2019	2018
	(U.S. $ in thousands)
Deferred rent	$33,845	$11,777
Other non-current liabilities	344	451
	$34,189	$12,228

14. Revenue
Deferred revenues

We record deferred revenues when cash payments are received or due in advance of our performance, including amounts which are refundable. The increase in the deferred revenue balance for twelve months ended June 30, 2019 is primarily driven by cash payments received or due in advance of satisfying our performance obligations, offset by $324.4 million of revenues recognized that were included in the deferred revenue balance as of June 30, 2018. The acquisitions contributed $3.4 million to the increase in deferred revenue balance (for more information, see Note 12).

Transaction price allocated to remaining performance obligations

IFRS 15 introduced the concept of “remaining transaction price allocated to remaining performance obligations”, which is different from unbilled deferred revenue under previous accounting guidance. Transaction price allocated to remaining performance obligations represents contracted revenue that has not yet been recognized, which includes billed but unearned revenue and unbilled amounts that will be invoiced and recognized as revenues in future periods.

As of June 30, 2019, approximately $512.6 million of revenue is expected to be recognized from transaction price allocated to remaining performance obligations. We expect to recognize revenue on approximately 91% of these remaining performance obligations over the next 12 months with the balance recognized thereafter.
Disaggregated revenue
The Group’s revenues by geographic region based on end-users who purchased our products or services are as follows:

	Fiscal Year Ended June 30,
	2019	2018	2017
	(U.S. $ in thousands)
		*As Adjusted	*As Adjusted
Americas	$603,959	$439,363	$317,432
EMEA	474,712	347,509	193,790
Asia Pacific	131,456	94,106	115,462
	$1,210,127	$880,978	$626,684

Revenues from the United States totaled approximately $529 million, $386 million, and $281 million for the fiscal years ended 2019, 2018, and 2017, respectively. Revenues from our country of domicile, the United Kingdom, totaled approximately $86 million, $63 million, and $46 million for the fiscal years ended 2019, 2018, and 2017, respectively. No one customer has accounted for more than 10% of revenue for the fiscal years ended 2019, 2018, and 2017.

15. Exchangeable Senior Notes

2023 Exchangeable Senior Notes

In April 2018, Atlassian, Inc. a wholly owned subsidiary of the Company, issued $850 million in aggregate principal amount of Notes due on May 1, 2023. In May, 2018, the initial purchasers of the Notes exercised their option to purchase an additional $150 million in aggregate principal amount of the Notes, bringing the total aggregate principal amount of the Notes to $1 billion. The Notes are senior, unsecured obligations of the Company, and are scheduled to mature on May 1, 2023, unless earlier exchanged, redeemed or repurchased. The Notes bear interest at a rate of 0.625% per year payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2018. The net proceeds from the offering of the Notes were approximately $990.0 million, after deducting issuance cost.

The Notes are not exchangeable into the Company’s Class A ordinary shares or any other securities under any circumstances. Holders of the Notes may exchange their Notes solely into cash. The initial exchange rate for the Notes is 12.2663 of the Company’s Class A ordinary shares per $1,000 principal amount of Notes (equivalent to an initial exchange price of approximately $81.52 per share), subject to customary anti-dilution adjustments. Holders of the Notes may exchange, at their option, on or after February 1, 2023. Further, holders of the Notes may exchange, at their option, prior to February 1, 2023 only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on June 30, 2018 (and only during such calendar quarter), if the last reported sale price of the Class A ordinary shares for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the exchange price on each applicable trading day; (2) during the five business day period after any five consecutive trading day period (the “measurement period”) in which the trading price per $1,000 principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Class A ordinary shares and the exchange rate for the Notes on each such trading day; (3) if the Company calls any or all of the Notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date; or (4) upon the occurrence of specified corporate events. If a fundamental change occurs holders may require the Company to repurchase for cash all or any portion of their Notes at a fundamental change repurchase price equal to 100% of the principal amount of the Notes to be repurchased, plus accrued and unpaid interest, if any, to, but excluding, the fundamental change repurchase date. In addition, if specific corporate events occur prior to the maturity date or following the Company’s delivery of a notice of redemption, we will increase the exchange rate for a holder that elects to exchange its Notes in connection with such a corporate event or during the related redemption period.

The Company may redeem the Notes at its option, prior to May 1, 2023, in whole but not in part, in connection with certain tax-related events. The Company may also redeem the Notes at its option, on or after November 6, 2020, in whole or in part, if the last reported sale price per Class A ordinary share has been at least 130% of the exchange price then in effect for at least 20 trading days (whether or not consecutive), including the trading day immediately preceding the date on which the Company provides notice of redemption, during any 30 consecutive trading day period ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.

The exchange feature of the Notes requires bifurcation from the Notes and is accounted for as a derivative liability. The fair value of the Notes’ embedded exchange derivative at the time of issuance was $177.9 million and was recorded as original debt discount for purposes of accounting for the debt component of the Notes. This discount is amortized as interest expense using the effective interest method over the term of the Notes. The Notes embedded exchange derivative is carried on the consolidated statements of financial position at its estimated fair value and is adjusted at the end of each reporting period, with unrealized gain or loss reflected in the consolidated statements of operations. The fair value of the exchange feature derivative liability was $851.1 million and $202.6 million as of June 30, 2019 and 2018, respectively.

In connection with the issuance of the Notes, the Company entered into privately negotiated capped call transactions with certain financial institutions. The aggregate cost of the capped calls was $87.7 million. The capped call transactions expire in May 2023 and must be settled in cash. The capped call transactions are expected to generally offset cash payments due, limited by a capped price per share. The initial cap price of the capped call transactions is $114.42 per share and is subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are accounted for as derivative assets and are carried on the consolidated statements of financial position at their estimated fair value. The capped calls are adjusted to fair value each reporting period, with unrealized gain or loss reflected in the consolidated statements of operations. The fair value of capped call assets was $214.6 million and $99.9 million as of June 30, 2019 and 2018, respectively.

The current or non-current classification of the embedded exchange derivative liability and the capped calls asset corresponds with the classification of the Notes on the consolidated statements of financial position. The classification is evaluated at each balance sheet date, and may change from time to time depending on whether the exchange conditions are met. As of June 30, 2019, the closing price exchange condition has been met and the Notes, exchange derivative liability and the capped call assets are classified as current. Please refer to Note 5 for details on the valuation of exchange feature derivative liability and capped call assets.

The principal amount, unamortized debt discount, unamortized issuance costs and net carrying amount of the liability component of the Notes as of June 30, 2019 and 2018 were as follow:

	As of June 30,
	2019	2018
	(U.S. $ in thousands)
Principal amount	$1,000,000	$1,000,000
Unamortized debt discount	(140,011)	(172,464)
Unamortized issuance costs	(6,413)	(7,899)
Net liability	$853,576	$819,637

The effective interest rate, contractual interest expense and amortization of debt discount for the Notes for the fiscal year ended June 30, 2019 and 2018 were as follow:

	Fiscal Year Ended June 30,
	2019	2018
	(U.S. $ in thousands)
Effective interest rate	4.83%	4.83%
Contractual interest expense	$6,267	$1,075
Amortization of debt discount	$32,453	$5,433

Reconciliation of assets and liabilities arising from financing activities:

	Capped call assets	Exchangeable Notes, net	Embedded exchange feature of Notes	Accrued interest
	(U.S. $ in thousands)
Balance as of June 30, 2017	$—	$—	$—	$—
Cash flows	(87,700)	812,587	177,907	—
Amortization of debt discount and issuance cost	—	5,693	—	—
Fair value changes	(12,232)	—	24,646	—
Accrual of interest	—	—	—	1,094
Other	—	1,357	—	—
Balance as of June 30, 2018	(99,932)	819,637	202,553	1,094
Cash flows	—	—	—	(6,319)
Amortization of debt discount and issuance cost	—	33,939	—	—
Fair value changes	(114,665)	—	648,573	—
Accrual of interest	—	—	—	6,267
Balance as of June 30, 2019	$(214,597)	$853,576	$851,126	$1,042

16. Shareholders’ Equity
Share capital

	As of June 30,		As of June 30,
	2019	2018	2019	2018
	(number of shares)		(in thousands)
Details
Class A ordinary shares	117,273,566	105,371,800	$11,727	$10,537
Class B ordinary shares	124,722,559	129,942,506	12,472	12,994
	241,996,125	235,314,306	$24,199	$23,531
Movements in Class A ordinary share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of June 30, 2017	91,979,704	$9,198
Conversion of Class B ordinary shares	5,861,707	587
Exercise of share options	1,902,084	190
Issuance for settlement of RSUs	5,253,809	525
Vesting of share options that were early exercised	374,496	37
Balance as of June 30, 2018	105,371,800	10,537
Conversion of Class B ordinary shares	5,219,947	522
Exercise of share options	1,496,875	150
Issuance for settlement of RSUs	4,674,873	467
Vesting of share options that were early exercised	510,071	51
Balance as of June 30, 2019	117,273,566	$11,727

Class A shares as of June 30, 2019 and June 30, 2018 does not include 911,367 and 827,871 shares of restricted stock outstanding, respectively, that are subject to forfeiture or repurchase.
Movements in Class B ordinary share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of June 30, 2017	135,283,942	$13,528
Exercise of share options	520,271	53
Conversion to Class A ordinary shares	(5,861,707)	(587)
Balance as of June 30, 2018	129,942,506	12,994
Conversion to Class A ordinary shares	(5,219,947)	(522)
Balance as of June 30, 2019	124,722,559	$12,472
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

Other capital reserves

Capital redemption and merger reserves
The Company has capital redemption and merger reserves of $35.0 million at June 30, 2019, 2018 and 2017. They are comprised of a $98.0 thousand capital redemption reserve that is a non-distributable reserve arising on the redemption of redeemable shares and a $34.9 million merger reserve representing the difference between the nominal value of the shares issued by the Company in a prior reorganization and the share capital and share premium account prior to reorganization.

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

Investments at fair value through other comprehensive income reserve

The change in fair value for the Group’s financial instruments classified at fair value through other comprehensive income are recognized in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount related to the Group’s debt investments is reclassified to the consolidated statements of operations upon the sale of the investment or at maturity date.

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
A reconciliation of the calculation of basic and diluted loss per share is as follows:

	Fiscal Year Ended June 30,
	2019	2018	2017
	(U.S. $ in thousands, except per share data)
		*As Adjusted	*As Adjusted
Numerator:
Net loss attributable to ordinary shareholders	$(637,621)	$(113,432)	$(37,449)
Denominator:
Weighted-average ordinary shares outstanding—basic	238,611	231,184	222,224
Weighted-average ordinary shares outstanding—diluted	238,611	231,184	222,224
Net loss per share attributable to ordinary shareholders:
Basic net loss per share	$(2.67)	$(0.49)	$(0.17)
Diluted net loss per share	$(2.67)	$(0.49)	$(0.17)
* As adjusted to reflect the impact of the full retrospective adoption of IFRS 15. See Note 2 for further details.
For fiscal years ended June 30, 2019, 2018 and 2017 , 9.6 million, 12.8 million and 13.8 million, respectively of potentially anti-dilutive shares were excluded from the computation of net loss per share.

18. Commitments
The Group leases various offices in locations such as Amsterdam, the Netherlands; the San Francisco Bay Area, California, New York, New York, Austin, Texas, and Boston, Massachusetts, United States; Sydney, Australia; Manila, the Philippines; Bengaluru, India; Yokohama, Japan; and Ankara, Turkey under non-cancellable operating leases expiring within one to nine years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. The Group incurred rent expense on its operating leases of $38.6 million, $23.6 million, and $12.2 million during the fiscal years ended 2019, 2018 and 2017, respectively.
Additionally, the Group has a contractual commitment for services with third-parties related to its cloud services platform and data centers. These commitments are non-cancellable and expire within two to four years.
Commitments for minimum lease payments in relation to non-cancellable operating leases and purchase obligations as of June 30, 2019 were as follows:

	Operating Leases	Other Contractual Commitments	Total
	(U.S. $ in thousands)
Fiscal Period:
Year ending 2020	$38,790	$108,978	$147,768
Years ending 2021 - 2024	148,021	219,342	367,363
Thereafter	144,037	—	144,037
Total commitments	$330,848	$328,320	659,168

19. Related Party Transactions
Key management personnel compensation
All directors and executive management have authority and responsibility for planning, directing and controlling the activities of the Group, and are considered to be key management personnel.
Compensation for the Group’s key management personnel is as follows:

	Fiscal Year Ended June 30,
	2019	2018	2017
	(U.S. $ in thousands)
Executive management
Short-term compensation and benefits	$3,835	$2,991	$2,860
Post-employment benefits	109	99	100
Share-based payments	17,144	9,335	26,030
	$21,088	$12,425	$28,990

Board of directors
Cash remuneration	$430	$362	$388
Share-based payments	1,772	1,577	1,825
	$2,202	$1,939	$2,213

20. Geographic Information
The Group’s non-current operating assets by geographic regions are as follows:

	Fiscal Year Ended June 30,
	2019	2018
	(U.S. $ in thousands)
Non-current operating assets
United States	$819,227	$412,112
Australia	18,842	16,730
India	9,286	—
	$847,355	$428,842
Non-current operating assets for this purpose consist of property and equipment, goodwill, intangible assets and other non-current assets.
21. Share-based Payments
The Group maintains four share-based employee compensation plans: the 2015 Share Incentive Plan (“2015 Plan”); the 2014 Restricted Share Unit Plan (“2014 Plan”); the Atlassian Corporation Plc 2013 U.S. Share Option Plan (“2013 U.S. Option Plan”); and the Atlassian UK Employee Share Option Plan (together with the 2013 U.S. Option Plan, the “Option Plans”). In October 2015, the board of directors approved the 2015 Plan, and in November 2015, our shareholders adopted the 2015 Plan, effective on our IPO, which serves as the successor to the 2014 Plan and the Option Plans and provides for the issuance of incentive and nonstatutory share options, share appreciation rights, restricted share awards, RSUs, unrestricted share awards, performance share awards, performance-based awards to covered employees, and dividend equivalent rights to qualified employees, directors and consultants. Under the 2015 Plan, a total of 20.7 million Class A ordinary shares were initially reserved for the issuance of awards, subject to automatic annual increases.

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
RSU and Class A ordinary share option activity was as follows:

		Share Options
	Shares Available for Grant	Outstanding	Weighted Average Exercise Price	RSUs Outstanding
Balance as of June 30, 2017	21,597,913	4,642,661	$2.21	12,417,473
Increase in shares authorized:
2015 Plan	11,423,916	—	—	—
RSUs granted	(4,390,298)	—	—	4,390,298
RSUs canceled	1,951,289	—	—	(1,951,289)
RSUs settled	—	—	—	(5,253,809)
Share options exercised	—	(1,902,084)	1.93	—
Share options canceled	17,395	(17,395)	1.45	—
Balance as of June 30, 2018	30,600,215	2,723,182	2.41	9,602,673
Increase in shares authorized:
2015 Plan	11,807,109	—	—	—
RSUs granted	(5,397,681)	—	—	5,397,681
RSUs canceled	1,113,870	—	—	(1,113,870)
RSUs settled	—	—	—	(4,674,873)
Share options exercised	—	(1,496,875)	2.37	—
Share options canceled	5,481	(5,481)	0.65	—
Balance as of June 30, 2019	38,128,994	1,220,826	$2.47	9,211,611
Share options vested and exercisable as of June 30, 2019		1,027,372	$2.55
Share options vested and exercisable as of June 30, 2018		1,983,464	$2.50
During fiscal years ended 2019 and 2018 , the Company added 11,807,109 and 11,423,916 Class A ordinary shares to the pool of shares available for issuance, respectively, pursuant to an evergreen provision contained in the 2015 Plan.

The weighted-average remaining contractual life for options outstanding as of June 30, 2019 and 2018 was 3.6 years and 4.1 years, respectively. Options exercisable as of June 30, 2019 and 2018, had a weighted-average remaining contractual life of approximately 3.2 years and 3.3 years, respectively.
The following table summarizes information about share options outstanding as of June 30, 2019:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Years
$0.59 - 0.66	196,206	$0.63	143,346	$0.62	5.83
$1.14	65,107	1.14	20,868	1.14	7.07
$1.92 - 2.16	17,828	2.09	17,828	2.09	0.45
$2.40 - 2.92	299,613	2.47	299,613	2.47	0.86
$3.18	642,072	3.18	545,717	3.18	3.81
	1,220,826	$2.47	1,027,372	$2.55	3.24

The following table summarizes information about share options outstanding as of June 30, 2018

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Years
$0.59 - 0.66	385,963	$0.63	162,945	$0.61	6.01
$1.14 - 1.59	212,391	1.35	123,296	1.50	2.07
$1.92 - 2.16	166,967	2.06	166,967	2.06	1.39
$2.40 - 2.92	740,363	2.46	740,363	2.46	1.86
$3.18	1,217,498	3.18	789,893	3.18	4.75
	2,723,182	$2.41	1,983,464	$2.50	3.32
All share-based payments are measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (generally the four-year vesting period of the award).
The weighted-average grant date fair value of the RSUs issued during the fiscal years ended June 30, 2019 and 2018 was $83.90 and $41.70 per share, respectively. There were no share options granted during the fiscal year ended June 30, 2019 and 2018.
As of June 30, 2019, the Group had an aggregate of $285.3 million of future period share-based payment expense related to all equity awards outstanding, net of estimated forfeitures, to be amortized over a weighted-average remaining period of 1.4 years.
Restricted stock
During fiscal year 2019, the Company granted 593,567 shares of restricted stock that were subject to forfeiture. The weighted average grant fair value date of these restricted shares was $98.72. There was no grant of restricted stock during fiscal year 2018. As of June 30, 2019 and 2018 , there were 911,367 and 827,871 shares of restricted stock outstanding, respectively. These outstanding shares of restricted stock are subject to forfeiture or repurchase at the original exercise price during the repurchase period following employee termination, as applicable.