Form 20-F
period 2020-06-30
Atlassian Corp Plc
filed 2020-08-14
CIK 1650372

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2020
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

Stuart Fagin
Deputy General Counsel
Atlassian Corporation Plc
Exchange House
Primrose Street
London EC2A 2EG
c/o Herbert Smith Freehills LLP
415.701.1110
IR@atlassian.com
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
As of June 30, 2020, 128,201,296 Class A Ordinary Shares and 119,761,681 Class B Ordinary Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☑
Note — Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files. Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
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
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing: U.S. GAAP ☐ International Financial Reporting Standards as issued by the International Accounting Standards Board  ☑ Other ☐
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

ANNUAL REPORT

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

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “target,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these words or other similar terms or expressions that articulate our expectations, strategy, plans or intentions. Forward-looking statements contained in this annual report include, but are not limited to, statements about:
•Our future financial performance, including our revenues, cost of revenues, gross profit or gross margin and operating expenses;
•The sufficiency of our cash and cash equivalents to meet our liquidity needs;
•Our ability to increase the number of customers using our software;
•Our ability to attract and retain customers to use our products and solutions;
•Our ability to develop new products and enhancements to our existing products;
•Our ability to successfully expand in our existing markets and into new markets;
•Our ability to effectively manage our growth and future expenses;
•Our ability to prevent security breaches and unauthorized access to customer data;
•Our ability to maintain, protect and enhance our intellectual property;
•Our ability to grow our cloud offerings, including the impact of customers transitioning from perpetual licenses to subscription licenses;
•Our future growth and profitability;
•Our ability to comply with modified or new laws and regulations applying to our business, including privacy and data security regulations;
•Our ability to attract and retain qualified employees and key personnel;
•Future acquisitions of, or investments in, complementary companies, products, services or technologies; and
•The impact of natural disasters, diseases and pandemics, such as the novel coronavirus (“COVID-19”) pandemic, and any associated economic downturn, and political and social unrest on our results of operations and financial performance.
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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data
The following tables summarize our selected consolidated financial and other data. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), which includes all standards issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. We derived the consolidated statements of operations data for the fiscal years ended June 30, 2020, 2019 and 2018 and the consolidated summary of financial position data as of June 30, 2020 and 2019 from our audited consolidated financial statements included elsewhere in this annual report. The selected statements of operations data for the fiscal years ended June 30, 2017 and 2016 and the consolidated statements of financial position data as of June 30, 2018, 2017 and 2016 are derived from our audited consolidated financial statements that are not included in this annual report. The selected summary data for the year ended June 30, 2020 reflects the adoption of IFRS 16, Leases (“IFRS 16”). The selected summary data for the year ended June 30, 2019, 2018, 2017 and 2016 does not reflect the adoption of IFRS 16.The selected summary data for the years ended June 30, 2020, 2019, 2018 and 2017 reflects the adoption of IFRS 15, Revenue from Contracts with Customers (“IFRS 15”). The selected summary data for the year ended June 30, 2016 does not reflect the adoption of IFRS 15. You should read the following selected consolidated financial data in conjunction with “Item 4. Information on the Company” and our consolidated financial statements and related notes included elsewhere in this annual report.

Consolidated Statements of Operations Data:

	Fiscal Year Ended June 30,
	2020	2019	2018	2017	2016
	(U.S. $ and shares in thousands, except per share data)
Revenues:
Subscription	$931,455	$633,950	$410,694	$249,823	$146,659
Maintenance	469,350	394,526	326,511	264,453	218,848
Perpetual license	95,162	93,593	83,171	74,058	65,487
Other	118,206	88,058	60,602	38,350	26,064
Total revenues	1,614,173	1,210,127	880,978	626,684	457,058
Cost of revenues (1) (2)	268,807	210,285	172,690	119,161	75,783
Gross profit	1,345,366	999,842	708,288	507,523	381,275
Operating expenses:
Research and development (1) (2)	763,188	579,134	415,776	310,169	208,306
Marketing and sales (1) (2)	299,683	268,356	187,315	134,404	93,391
General and administrative (1)	268,409	215,714	151,242	118,784	85,458
Total operating expenses	1,331,280	1,063,204	754,333	563,357	387,155
Operating income (loss)	14,086	(63,362)	(46,045)	(55,834)	(5,880)
Other non-operating expense, net	(338,486)	(535,453)	(15,157)	(1,342)	(1,072)
Finance income	27,801	33,500	9,877	4,851	2,116
Finance costs	(49,610)	(40,241)	(6,806)	(75)	(71)
Loss before income tax expense	(346,209)	(605,556)	(58,131)	(52,400)	(4,907)
Income tax benefit (expense)	(4,445)	(32,065)	(55,301)	14,951	9,280
Net income (loss)	$(350,654)	$(637,621)	$(113,432)	$(37,449)	$4,373
Net income (loss) per share attributable to ordinary shareholders:
Basic	$(1.43)	$(2.67)	$(0.49)	$(0.17)	$0.02
Diluted	$(1.43)	$(2.67)	$(0.49)	$(0.17)	$0.02
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	244,844	238,611	231,184	222,224	182,773
Diluted	244,844	238,611	231,184	222,224	193,481

(1)Amounts include share-based payment expense, as follows:

Cost of revenues	$19,787	$17,450	$11,955	$6,856	$5,371
Research and development	204,150	149,049	98,609	79,384	35,735
Marketing and sales	41,960	39,303	23,605	17,395	11,945
General and administrative	47,498	51,960	28,704	33,813	22,429

(2)Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$29,509	$27,997	$21,188	$14,587	$7,405
Research and development	166	60	—	—	—
Marketing and sales	12,860	28,744	36,090	15,269	86

Consolidated Statements of Financial Position Data:

	As of June 30,
	2020	2019	2018	2017	2016
	(U.S. $ in thousands)
Cash and cash equivalents	$1,479,969	$1,268,441	$1,410,339	$244,420	$259,709
Short-term investments	676,072	445,046	323,134	305,499	483,405
Derivative assets	327,487	215,233	99,995	3,252	—
Right-of-use assets, net	217,683	—	—	—	—
Working capital (deficit)	(374,993)	(287,597)	1,377,145	296,984	542,038
Total assets	3,894,072	2,977,258	2,421,828	1,282,117	990,973
Deferred revenue	601,005	468,820	342,871	245,195	181,068
Derivative liabilities	1,284,598	855,079	207,970	—	—
Exchangeable senior notes, net	889,183	853,576	819,637	—	—
Lease obligations	264,568	—	—	—	—
Total liabilities	3,318,766	2,411,791	1,514,508	379,424	259,310
Share capital	24,744	24,199	23,531	22,726	21,620
Total equity	575,306	565,467	907,320	902,693	731,663
Non-IFRS Financial Results
Our reported results include certain non-IFRS financial measures, including non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from non-IFRS or non-GAAP measures used by other companies.
Our non-IFRS financial measures include:
•Non-IFRS gross profit. Excludes expenses related to share-based compensation and amortization of acquired intangible assets;
•Non-IFRS operating income. Excludes expenses related to share-based compensation and amortization of acquired intangible assets;
•Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to our exchangeable senior notes (the “Notes”) and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets; and
•Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and beginning in fiscal year 2020, with the adoption of IFRS 16, payments of lease obligations are also deducted.
Our non-IFRS financial measures reflect adjustments based on the items below:
•Share-based compensation;
•Amortization of acquired intangible assets;
•Non-coupon impact related to the Notes and capped calls:
•Amortization of the Notes discount and issuance costs;
•Mark to fair value of the Notes exchange feature;
•Mark to fair value of the related capped call transactions;
•The related income tax effects on these items and changes in our assessment regarding the realizability of our deferred tax assets; and
•Purchase of property and equipment and payments of lease obligations.

We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to the Notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to the Notes and capped calls, the related income tax effects on these items, and changes in our assessment regarding the realizability of our deferred tax assets allow for more meaningful comparisons between our results of operations from period to period.
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
Management uses non-IFRS gross profit, non-IFRS operating income, non-IFRS net income, non-IFRS net income per diluted share, and free cash flow:
•As measures of operating performance, because these financial measures do not include the impact of items not directly resulting from our core operations;
•For planning purposes, including the preparation of our annual operating budget;
•To allocate resources to enhance the financial performance of our business;
•To evaluate the effectiveness of our business strategies; and
•In communications with our board of directors and investors concerning our financial performance.
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
The following table provides reconciliations of non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS for the fiscal years ended June 30, 2020, 2019, 2018, 2017 and 2016. The data for the year ended June 30, 2020 reflects the adoption of IFRS 16 on July 1, 2019. The data for the year ended June 30, 2019, 2018, 2017 and 2016 does not reflect the adoption of IFRS 16. The data for the years ended June 30, 2020, 2019, 2018 and 2017 reflect the adoption of IFRS 15 on July 1, 2018. The data for the year ended June 30, 2016 does not reflect the adoption of IFRS 15.

	Fiscal Year Ended June 30,
	2020	2019	2018	2017	2016
	(U.S. $ and shares in thousands, except per share data)
Gross profit
IFRS gross profit	$1,345,366	$999,842	$708,288	$507,523	$381,275
Plus: Share-based payment expense	19,787	17,450	11,955	6,856	5,371
Plus: Amortization of acquired intangible assets	29,509	27,997	21,188	14,587	7,405
Non-IFRS gross profit	$1,394,662	$1,045,289	$741,431	$528,966	$394,051

Operating income
IFRS operating income (loss)	$14,086	$(63,362)	$(46,045)	$(55,834)	$(5,880)
Plus: Share-based payment expense	313,395	257,762	162,873	137,448	75,480
Plus: Amortization of acquired intangible assets	42,535	56,801	57,278	29,856	7,491
Non-IFRS operating income	$370,016	$251,201	$174,106	$111,470	$77,091

Net income
IFRS net income (loss)	$(350,654)	$(637,621)	$(113,432)	$(37,449)	$4,373
Plus: Share-based payment expense	313,395	257,762	162,873	137,448	75,480
Plus: Amortization of acquired intangible assets	42,535	56,801	57,278	29,856	7,491
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	371,561	567,847	19,892	—	—
Less: Income tax effects and adjustments	(88,030)	(30,243)	(2,150)	(39,864)	(16,018)
Non-IFRS net income	$288,807	$214,546	$124,461	$89,991	$71,326

Net income per share
IFRS net income (loss) per share - diluted	$(1.43)	$(2.67)	$(0.49)	$(0.17)	$0.02
Plus: Share-based payment expense	1.27	1.05	0.68	0.59	0.37
Plus: Amortization of acquired intangible assets	0.17	0.23	0.25	0.13	0.04
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	1.49	2.37	0.08	—	—
Less: Income tax effects and adjustments	(0.35)	(0.12)	(0.01)	(0.17)	(0.08)
Non-IFRS net income per share - diluted	$1.15	$0.86	$0.51	$0.38	$0.35

Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	244,844	238,611	231,184	222,224	193,481
Plus: Dilution from share options and RSUs (1)	6,811	9,609	12,801	13,833	—
Plus: Dilution from share options and RSUs granted in periods prior to IPO (2)	—	—	—	—	8,205
Weighted-average shares used in computing diluted non-IFRS net income per share	251,655	248,220	243,985	236,057	201,686

Free cash flow
IFRS net cash provided by operating activities	$574,210	$466,342	$311,456	$199,381	$129,542
Less: Purchase of property and equipment	(35,709)	(44,192)	(30,209)	(15,129)	(34,213)
Less: Payments of lease obligations	(38,125)	—	—	—	—
Free cash flow (3)	$500,376	$422,150	$281,247	$184,252	$95,329
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the fiscal year ended June 30, 2020, 2019, 2018 and 2017 because the effect would have been anti-dilutive.
(2) Gives effect to share options and restricted share units (“RSUs”) in periods prior to our IPO for comparability.
(3) As a result of our adoption of IFRS 16 on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change. Please see Note 2, “Summary of Significant Accounting Policies,” to the notes to our consolidated financial statements for additional information regarding IFRS 16 adoption.

B. Capitalization and Indebtedness

Not applicable.

C. Reasons for the Offer and Use of Proceeds

Not applicable.

D. Risk Factors
Risks Related to Our Business and Industry
A description of the risks and uncertainties associated with our business is set forth below. You should carefully consider such risks and uncertainties, together with the other information contained in this annual report, and in our other public filings. If any such risks and uncertainties actually occur, our business, financial condition or results of operations could differ materially from the plans, projections and other forward-looking statements included elsewhere in this annual report and in our other public filings. In addition, if any of the following risks and uncertainties, or if any other risks and uncertainties, actually occur, our business, financial condition, or results of operations could be harmed substantially.

The COVID-19 pandemic, and any associated economic and social impacts, could harm our business and results of operations.

In January 2020 the World Health Organization declared COVID-19 a Public Health Emergency of International Concern, and a pandemic in March 2020. This outbreak has continued to rapidly spread across the world and has significantly impacted global economic activity, worldwide financial markets and social practices. The related adverse public health developments, including orders to shelter-in-place, travel restrictions, and mandated business closures, have adversely affected workforces, organizations, customers, economies, and financial markets globally, leading to an economic downturn and increased market volatility. It has also disrupted the normal operations of many businesses, including ours. The COVID-19 pandemic may prevent us from conducting business operations at full capacity for an indefinite period of time. For example, we have taken precautionary measures intended to help minimize the risk of the virus to our employees which may disrupt our operations, including temporarily closing our offices worldwide, requiring all employees to work remotely, and suspending all travel worldwide for our employees. An extended period of remote-work arrangements could strain our business continuity plans, introduce operational risk, including, but not limited to, cybersecurity risks, and impair our ability to effectively manage our business, which may negatively impact our business, results of operations, and financial condition. We are actively monitoring the impacts of the situation and may adjust our current policies and practices as more information and public health guidance become available.

This outbreak and the resulting economic and social impact, as well as intensified measures undertaken to contain the spread of COVID-19, could decrease technology spending, affect our ability to accurately forecast our future results, adversely affect demand for our products, cause some of our paid customers or suppliers to file for bankruptcy protection or go out of business, affect the ability of our customer support team to conduct in-person trainings or our solutions partners to conduct in-person sales, impact expected spending from new customers or renewals or expansions from existing customers, negatively impact collections of accounts receivable, result in elongated sales cycles, and harm our business, results of operations, and financial condition. In particular, we have revenue exposure to customers who are small- and medium-sized businesses and to industries that may be disproportionately impacted by COVID-19. If these customers’ business operations and finances are negatively affected, they may not purchase or renew our products, may reduce or delay spending, or request extended payment terms or price concessions, which would negatively impact our business, results of operations, and financial condition.

The extent to which COVID-19 ultimately impacts our business, results of operations, and financial position will depend on future developments, which are uncertain and cannot be fully predicted at this time, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken by governments and authorities to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume.

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
Our historical growth rate should not be considered indicative of our future performance and may decline in the future. In future periods, our revenue could grow more slowly than in recent periods or decline for a number of reasons, including any reduction in demand for our products, increase in competition, limited ability to, or our decision not to, increase pricing, contraction of our overall market, a slower than anticipated adoption of our cloud offerings, or our failure to capitalize on growth opportunities. In addition, we expect expenses to increase substantially in the near term, particularly as we continue to make significant investments in research and development and technology infrastructure for our cloud offerings, expand our operations globally and develop new products and features for, and enhancements of, our existing products. As a result of these significant investments, and in particular share-based compensation associated with our growth, we may not be able to achieve IFRS profitability in future periods. In addition, the additional expenses we will incur may not lead to sufficient additional revenue to maintain historical revenue growth rates and profitability.
The markets in which we participate are intensely competitive, and if we do not compete effectively, our business, results of operations, and financial condition could be harmed.
The markets for our solutions are fragmented, rapidly evolving, highly competitive, and have relatively low barriers to entry. We face competition from both traditional, larger software vendors offering full collaboration and productivity suites and smaller companies offering point products for features and use cases. Our principal competitors vary depending on the product category and include Microsoft (including GitHub), IBM, Google, ServiceNow, salesforce.com, PagerDuty, Gitlab, Zendesk, Asana, Monday.com and Smartsheet. In addition, some of our competitors have made acquisitions to offer a more comprehensive product or service offering, which may allow them to compete more effectively with our products. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Following such potential consolidations, companies may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.
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

Our products seek to serve multiple markets, and we are subject to competition from a wide and varied field of competitors. Some competitors, particularly new and emerging companies with sizeable venture capital investment, could focus all their energy and resources on one product line or use case and, as a result, any one competitor could develop a more successful product or service in a particular market which could decrease our market share and harm our brand recognition and results of operations. For all of these reasons and others we cannot anticipate today, we may not be able to compete successfully against our current and future competitors, which could harm our business, results of operations, and financial condition.
Our distribution model of offering and selling on-premises offerings of certain of our products, in addition to offering and selling cloud offerings of these products, increases our expenses, may impact revenue recognition timing, and may pose other challenges to our business.
We offer and sell both on-premises and cloud offerings of certain of our products. For these products, our cloud offering enables quick setup and subscription pricing, while our on-premises offering permits more customization, a perpetual or term license fee structure, and complete application control. Historically, these products were developed in the context of our on-premises offering, and we have less operating experience offering and selling these products via our cloud offering. Although a substantial majority of our revenue has historically been generated from customers using our on-premises products, we believe that over time more customers will move to our cloud offering, and our cloud offering will become more central to our distribution model. As more of our customers transition to the cloud, we may be subject to additional competitive pressures, which could harm our business. Further, as more customers elect our cloud offering in place of our on-premises offering, revenues from such customers are typically lower in the initial year, which may impact our near-term revenue growth rates. If our cloud offering does not develop as quickly as we expect, if we are unable to continue to scale our systems to meet the requirements of a successful large, cloud offering, or if we lose customers currently using our on-premises products due to our increased focus on our cloud offering or our inability to successfully migrate them to our cloud products, our business could be harmed. We are directing a significant portion of our financial and operating resources to implement a robust cloud offering for our products, but even if we continue to make these investments, we may be unsuccessful in growing or implementing our cloud offering that competes successfully against our current and future competitors and our business, results of operations, and financial condition could be harmed.
Our business depends on our customers renewing their subscriptions and maintenance plans and purchasing additional licenses or subscriptions from us, and any decline in our customer retention or expansion could harm our future results of operations.
In order for us to maintain or improve our results of operations, it is important that our customers renew their subscriptions and maintenance plans when existing contract terms expire and that we expand our commercial relationships with our existing customers. Our customers have no obligation to renew their subscriptions or maintenance plans, and our customers may not renew subscriptions or maintenance plans with a similar contract duration or with the same or greater number of users. Our customers generally do not enter into long-term contracts, rather they primarily have monthly or annual terms. Some of our customers have elected not to renew their agreements with us and it is difficult to accurately predict long-term customer retention.
Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our products, new market entrants, our product support, our prices and pricing plans, the prices of competing software products, reductions in our customers’ spending levels, new product releases and changes to packaging of our product offerings, mergers and acquisitions affecting our customer base, our increased focus on our cloud offerings, or the effects of global economic conditions, including the impacts on us or our customers, partners and suppliers from the COVID-19 pandemic. We may be unable to timely address any retention issues with specific customers, which could harm our results of operations. If our customers do not purchase additional licenses or subscriptions or renew their subscriptions or maintenance plans, renew on less favorable terms, or fail to add more users, our revenue may decline or grow less quickly, which could harm our future results of operations and prospects.
If we are not able to develop new products and enhancements to our existing products that achieve market acceptance and that keep pace with technological developments, our business and results of operations could be harmed.

Our ability to attract new customers, and retain and increase revenue from existing customers depends in large part on our ability to enhance and improve our existing products and to introduce compelling new products that reflect the changing nature of our markets. The success of any enhancement to our products depends on several factors, including timely completion and delivery, competitive pricing, adequate quality testing, integration with existing technologies and our platform, and overall market acceptance. Any new product that we develop may not be introduced in a timely or cost-effective manner, may contain bugs, or may not achieve the market acceptance necessary to generate significant revenue. If we are unable to successfully develop new products, enhance our existing products to meet customer requirements, or otherwise gain market acceptance, our business, results of operations, and financial condition could be harmed.
If we cannot continue to expand the use of our products beyond our initial focus on software developers, our ability to grow our business could be harmed.
Our ability to grow our business depends in part on our ability to persuade current and future customers to expand their use of our products to additional use cases beyond software developers, including IT and business teams. If we fail to predict customer demands or achieve further market acceptance of our products within these additional areas and teams, or if a competitor establishes a more widely adopted product for these applications, our ability to grow our business could be harmed.
We invest significantly in research and development, and to the extent our research and development investments do not translate into new products or material enhancements to our current products, or if we do not use those investments efficiently, our business and results of operations would be harmed.
A key element of our strategy is to invest significantly in our research and development efforts to develop new products and enhance our existing products to address additional applications and markets. In fiscal years 2020 and 2019, our research and development expenses were 47% and 48% of our revenue, respectively. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business could be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling products and generate revenue, if any, from such investment. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such product. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in our current or future markets, it could harm our business and results of operations.
If we fail to effectively manage our growth, our business and results of operations could be harmed.
We have experienced and expect to continue to experience rapid growth, which has placed, and may continue to place, significant demands on our management, operational, and financial resources. In addition, we operate globally, sell our products to customers in approximately 190 countries, and have employees in Australia, the United States, the United Kingdom, the Netherlands, the Philippines, India, Turkey, Canada, Japan, Sweden, Germany and France. We plan to continue to expand our operations into other countries in the future, which will place additional demands on our resources and operations. We have also experienced significant growth in the number of customers, users, transactions and data that our products and our associated infrastructure support. If we fail to successfully manage our anticipated growth and change, the quality of our products may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers. Finally, our organizational structure is becoming more complex and if we fail to scale and adapt our operational, financial, and management controls and systems, as well as our reporting systems and procedures, to manage this complexity, our business, results of operations, and financial condition could be harmed. We will require significant capital expenditures and the allocation of management resources to grow and change in these areas.
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
Use of our products involves the storage, transmission, and processing of our customers’ proprietary data, including potentially personal or identifying information. Unauthorized access to, or security breaches of, our products could result in unauthorized access to data and information, and the loss, compromise or corruption of such data and information. In the event of a security breach, we could suffer loss of business, severe reputational damage adversely affecting customer or investor confidence, regulatory investigations and orders, litigation, indemnity obligations, damages for contract breach, penalties for violation of applicable laws or regulations, significant costs for remediation, and other liabilities. We have incurred and expect to incur significant expenses to prevent security breaches, including costs related to deploying additional personnel and protection technologies, training employees, and engaging third-party solution providers and consultants. Our errors and omissions insurance coverage covering certain security and privacy damages and claim expenses may not be sufficient to compensate for all liabilities we may incur.
Although we expend significant resources to create security protections that shield our customer data against potential theft and security breaches, such measures cannot provide absolute security. We have in the past experienced breaches of our security measures. Certain breaches have resulted in unauthorized access to certain data processed through our products. Our products are at risk for future breaches, including, without limitation, breaches that may occur as a result of third-party action, or employee, vendor or contractor error or malfeasance, and other causes. Additionally, due to the COVID-19 pandemic, our employees are temporarily working remotely, which may pose additional data security risks.

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
One of our marketing strategies is to offer free trials, limited free versions or affordable starter licenses for certain products, and we may not be able to realize the benefits of this strategy.
We offer free trials, limited free versions or affordable starter licenses for certain products in order to promote additional usage, brand and product awareness, and adoption. Historically, a majority of users never convert to a paid version of our products from these free trials or limited free versions or upgrade beyond the starter license. Our marketing strategy also depends in part on persuading users who use the free trials, free versions or starter licenses of our products to convince others within their organization to purchase and deploy our products. To the extent that these users do not become, or lead others to become, customers, we will not realize the intended benefits of this marketing strategy, and our ability to grow our business could be harmed.

Our business model relies on a high volume of transactions and affordable pricing. As lower cost or free products are introduced by our competitors, our ability to generate new customers could be harmed.
Our business model is based in part on selling our products at prices lower than competing products from other commercial vendors. For example, we offer entry-level or free pricing for certain products for small teams at a price that typically does not require capital budget approval and is orders-of-magnitude less than the price of traditional enterprise software. As a result, our software is frequently purchased by first-time customers to solve specific problems and not as part of a strategic technology purchasing decision. We have historically increased, and will continue to increase, prices from time to time. As competitors enter the market with low cost or free alternatives to our products, it may become increasingly difficult for us to compete effectively and our ability to garner new customers could be harmed. Additionally, some customers may consider our products to be discretionary purchases, which may contribute to reduced demand for our offerings in times of economic uncertainty, including the current environment caused by the COVID-19 pandemic. If we are unable to sell our software in high volume, across new and existing customers, our business, results of operations and financial condition could be harmed.
We derive a majority of our revenue from Jira Software and Confluence.
We derive a majority of our revenue from Jira Software and Confluence. As such, the market acceptance of these products is critical to our success. Demand for these products and our other products is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of our products by customers for existing and new use cases; the timing of development and release of new products, features, functionality and lower cost alternatives introduced by our competitors; technological changes and developments within the markets we serve; and growth or contraction in our addressable markets. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our products, our business, results of operations, and financial condition could be harmed.
If the Atlassian Marketplace does not continue to be successful, our business and results of operations could be harmed.
We operate the Atlassian Marketplace, an online marketplace, for selling third-party, as well as Atlassian-built, apps. We rely on the Atlassian Marketplace to supplement our promotional efforts and build awareness of our products, and believe that third-party apps from the Atlassian Marketplace facilitate greater usage and customization of our products. If we do not continue to add new vendors and developers, or our existing vendors and developers stop developing or supporting the apps that they sell on Atlassian Marketplace, our business could be harmed.
Interruptions or performance problems associated with our technology and infrastructure could harm our business and results of operations.
Our continued growth depends in part on the ability of our existing and potential customers to access our solutions at any time and within an acceptable amount of time. In addition, we rely almost exclusively on our websites for the downloading of and payment for all our products. We have experienced, and may in the future experience, disruptions, data loss and corruption, outages and other performance problems with our infrastructure and websites due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial of service attacks, or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and websites become more complex and our user traffic increases. If our products and websites are unavailable or if our users are unable to access our products within a reasonable amount of time, or at all, our business could be harmed. Moreover, we provide service level commitments under certain of our paid customer cloud contracts, pursuant to which we guarantee specified minimum availability. From time to time, we have granted, and in the future will continue to grant, credits to paid customers pursuant to the terms of these agreements. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, or face contract termination with refunds of prepaid amounts related to unused subscriptions, which could harm our business, results of operations, and financial condition.

Additionally, we depend on services from various third parties, including Amazon Web Services, to maintain our infrastructure and distribute our products via the Internet. Any disruptions in these services, including as a result of actions outside of our control, would significantly impact the continued performance of our products. In the future, these services may not be available to us on commercially reasonable terms, or at all. Any loss of the right to use any of these services could result in decreased functionality of our products until equivalent technology is either developed by us or, if available from another provider, is identified, obtained and integrated into our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed, and continually develop our technology and network architecture to accommodate actual and anticipated changes in technology, our business, results of operations and financial condition could be harmed.
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
In addition, third-party apps on Atlassian Marketplace may not meet the same quality standards that we apply to our own development efforts and, to the extent these apps contain bugs, vulnerabilities, or defects, such apps may create disruptions in our customers’ use of our products, lead to data loss or unauthorized access to customer data, damage our brand and reputation, and affect the continued use of our products, any of which could harm our business, results of operations and financial condition.
Any failure to offer high-quality product support could harm our relationships with our customers and our business, results of operations, and financial condition.
In deploying and using our products, our customers depend on our product support teams to resolve complex technical and operational issues. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for product support. We also may be unable to modify the nature, scope and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase costs and harm our results of operations. In addition, as we continue to grow our operations and reach a global and vast customer base, we need to be able to provide efficient product support that meets our customers’ needs globally at scale. The number of our customers has grown significantly and that has put additional pressure on our product support organization. In order to meet these needs, we have relied in the past and will continue to rely on third-party vendors and self-service product support to resolve common or frequently asked questions, which supplement our customer support teams. If we are unable to provide efficient product support globally at scale, including through the use of third-party vendors and self-service support, our ability to grow our operations could be harmed and we may need to hire additional support personnel, which could harm our results of operations. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could harm our reputation, our ability to sell our products to existing and prospective customers, and our business, results of operations and financial condition.
Our sales model does not rely primarily on a direct enterprise sales force, which could impede the growth of our business.
Our sales model does not rely primarily on traditional, quota-carrying sales personnel. Although we believe our business model can continue to scale without a large, direct enterprise sales force, our viral marketing model may not continue to be as successful as we anticipate, and the absence of a large, direct, enterprise sales function may impede our future growth. As we continue to scale our business, a more traditional sales infrastructure could assist in reaching larger enterprise customers and growing our revenue. Identifying, recruiting, training, and retaining such a qualified sales force would require significant time, expense and attention and would significantly impact our business model. In addition, expanding our sales infrastructure would considerably change our cost structure and results of operations, and we may have to reduce other expenses, such as our research and development expenses, in order to accommodate a corresponding increase in marketing and sales expenses and maintain positive free cash flow. If our lack of a large, direct enterprise sales force limits us from reaching larger enterprise customers and growing our revenue, and we are unable to hire, develop, and retain talented sales personnel in the future, our revenue growth and results of operations could be harmed.
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
Our quarterly financial results may fluctuate as a result of a variety of factors, many of which are outside of our control. If our quarterly financial results fall below the expectations of investors or any securities analysts who follow us, the price of our Class A ordinary shares could decline substantially. Factors that may cause our revenue, results of operations and cash flows to fluctuate from quarter to quarter include, but are not limited to:
•Our ability to attract new customers, retain and increase sales to existing customers, and satisfy our customers’ requirements;
•The timing of customer renewals;
•Changes in our or our competitors’ pricing policies and offerings;
•New products, features, enhancements, or functionalities introduced by our competitors;
•The amount and timing of operating costs and capital expenditures related to the operations and expansion of our business;
•Significant security breaches, technical difficulties, or interruptions to our products;
•Our increased focus on our cloud offerings;
•The number of new employees added;
•Changes in foreign currency exchange rates or adding additional currencies in which our sales are denominated;
•The amount and timing of acquisitions or other strategic transactions;
•Extraordinary expenses such as litigation or other dispute-related settlement payments;
•General economic conditions that may adversely affect either our customers’ ability or willingness to purchase additional licenses, subscriptions, and maintenance plans, delay a prospective customer’s purchasing decisions, reduce the value of new license, subscription, or maintenance plans, or affect customer retention;
•The impact of social unrest, natural disasters, diseases and pandemics, such as the COVID-19 pandemic, and any associated economic downturn, and political and social unrest, on our results of operations and financial performance;
•Potential exchanges of our Notes for payment of cash due to the triggering of the conditional exchange feature of the Notes;
•Non-coupon impact related to the Notes and related capped call transactions;
•Seasonality in our operations;
•The impact of new accounting pronouncements and associated system implementations; and
•The timing of the grant or vesting of equity awards to employees, contractors, or directors.
Many of these factors are outside of our control, and the occurrence of one or more of them might cause our revenue, results of operations, and cash flows to vary widely. As such, we believe that quarter-to-quarter comparisons of our revenue, results of operations, and cash flows may not be meaningful and should not be relied upon as an indication of future performance.
If we are unable to develop and maintain successful relationships with our solution partners, our business, results of operations, and financial condition could be harmed.
We have established relationships with certain solution partners to distribute our products. We believe that continued growth in our business is dependent upon identifying, developing and maintaining strategic relationships with our existing and potential solution partners that can drive substantial revenue and provide additional value-added services to our customers. Currently we derive approximately one-third of our revenue from channel partners’ sales efforts.

Successfully managing our indirect channel distribution efforts is a complex process across the broad range of geographies where we do business or plan to do business. Our solution partners are independent businesses we do not control. Notwithstanding this independence, we still face legal risk and reputational harm from the activities of our solution partners including, but not limited to, export control violations, workplace conditions, corruption and anti-competitive behavior.

Our agreements with our existing solution partners are non-exclusive, meaning they may offer customers the products of several different companies, including products that compete with ours. They may also cease marketing our products with limited or no notice and with little or no penalty. We expect that any additional solution partners we identify and develop will be similarly non-exclusive and unbound by any requirement to continue to market our products. If we fail to identify additional solution partners in a timely and cost-effective manner, or at all, or are unable to assist our current and future solution partners in independently distributing and deploying our products, our business, results of operations, and financial condition could be harmed. If our solution partners do not effectively market and sell our products, or fail to meet the needs of our customers, our reputation and ability to grow our business could also be harmed.
Many of our solution partners rely on in-person interactions to manage and build relationships with our customers. Currently, as a result of the work and travel restrictions due to COVID-19, our solution partners’ activities are being conducted remotely. We do not yet know the extent of the negative impact this will have on our solution partners’ ability to distribute our products.
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
In the future, we may not be able to find suitable acquisition candidates, and we may not be able to complete acquisitions on favorable terms, if at all. Our previous and future acquisitions or strategic investments may not achieve our goals, and any future acquisitions or strategic investments we complete could be viewed negatively by users, customers, developers or investors.
Negotiating these transactions can be time consuming, difficult and expensive, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:
•Issue additional equity securities that would dilute our existing shareholders;
•Use cash that we may need in the future to operate our business;
•Incur large charges, expenses, or substantial liabilities;
•Incur debt on terms unfavorable to us or that we are unable to repay;
•Encounter difficulties retaining key employees of the acquired company or integrating diverse software codes or business cultures; and
•Become subject to adverse tax consequences, substantial depreciation, impairment, or deferred compensation charges.
If we are not able to maintain and enhance our brand, our business, results of operations, and financial condition could be harmed.

We believe that maintaining and enhancing our reputation as a differentiated and category-defining company is critical to our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand attributes will depend on a number of factors, including our, and our solution partners’, marketing efforts, our ability to continue to develop high-quality products, and our ability to successfully differentiate our products from competitive products. In addition, independent industry analysts often provide analyses of our products, as well as the products offered by our competitors, and perception of the relative value of our products in the marketplace may be significantly influenced by these analyses. If these analyses are negative, or less positive as compared to those of our competitors’ products, our brand may be harmed.
The promotion of our brand requires us to make substantial expenditures, and we anticipate that the expenditures will increase as our market becomes more competitive, as we expand into new markets, and as more sales are generated through our solution partners. To the extent that these activities yield increased revenue, this revenue may not offset the increased expenses we incur. If we do not successfully maintain and enhance our brand, our business may not grow, we may have reduced pricing power relative to competitors, and we could lose customers or fail to attract new customers, any of which could harm our business, results of operations, and financial condition.
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

Globally, virtually every jurisdiction in which we operate has established its own data security and privacy frameworks with which we, or our customers, must comply. Data protection regulation is an area of increased focus and changing requirements. On April 27, 2016, the European Union (“EU”) adopted the General Data Protection Regulation 2016/679, or GDPR, that took effect on May 25, 2018, replacing the prior data protection laws of each EU member state. GDPR applies to any company established in the EU as well as to those outside the EU if they collect and use personal data in connection with the offering of goods or services to individuals in the EU or the monitoring of their behavior. GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and extensive new obligations on services providers. Interpretation and enforcement of GDPR remains uncertain. Non-compliance with GDPR can trigger steep fines of up to €20 million or 4% of total worldwide annual turnover, whichever is higher. Similar regulations have also come into effect and been proposed around the world. For example, the California Consumer Privacy Act, or CCPA, took effect January 1, 2020 and the California Attorney General began enforcement on July 1, 2020. Aspects of the CCPA and its interpretation and enforcement remain unclear. We cannot fully predict the impact of the CCPA on our business or operations, but it may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Record-breaking enforcement actions globally have shown that regulators do wield their right to impose substantial fines for violations of privacy regulations, and these enforcement actions could result in guidance from regulators that would require changes to our current compliance strategy. Given the breadth and depth of changes in data protection obligations, complying with global data protection requirements requires time, resources, and a review of our technology and systems currently in use against regulatory requirements.

We currently rely on the EU-U.S. Privacy Shield and standard contractual clauses approved by the European Commission as our legal mechanism for onward transfers of data from Europe. The EU-U.S. Privacy Shield program underwent its third annual review by EU regulatory authorities in October 2019, which re-affirmed the EU-U.S. Privacy Shield as a valid framework for transferring data from the EU to the United States. Nonetheless, the review reported a number of recommendations for improvement in the program before the next annual review, and there continue to be concerns about whether the EU-U.S. Privacy Shield and other transfer mechanisms will face additional challenges. Similarly, the validity of standard contractual clauses is currently under review by the European Court of Justice. In order to diversify our data transfer strategy, we will continue to explore other options managing data from Europe, including without limitation, amending standard contractual clauses where required, and considering suppliers that house data in Europe, which may involve substantial expense and distraction from other aspects of our business. We may, however, be unsuccessful in establishing an adequate mechanism for data transfer, and will be at risk of enforcement actions taken by an EU data protection authority until such point in time that we ensure an adequate mechanism for European data transfers, which could damage our reputation, inhibit sales and harm our business. Despite actions we have taken or will be taking to diversify our data transfer strategies, we may be unsuccessful in establishing a conforming means of transferring data due to ongoing legislative activity that could vary the current data transfer landscape. As we expand into new markets and grow our customer base, we will need to comply with any new requirements. If we cannot comply with, or if we incur a violation of one or more of these requirements, some customers may be limited in their ability to purchase our products, particularly our cloud products. Growth could be harmed, and we could incur significant liabilities.

In addition to government regulation, privacy advocates and industry groups may propose new and different self-regulatory standards that either legally or contractually apply to us. Further, our customers may require us to comply with more stringent privacy and data security contractual requirements or obtain certifications that we do not currently have, and any failure to obtain these certifications could reduce the demand for our products and our business could be harmed. If we were required to obtain additional industry certifications, we may incur significant additional expenses and have to divert resources, which could slow the release of new products, all of which could harm our ability to effectively compete.

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
A key element of our strategy is to operate globally and sell our products to customers around the world. Operating globally requires significant resources and management attention and subjects us to regulatory, economic, geographic, and political risks. In particular, our global operations subject us to a variety of additional risks and challenges, including:
•Increased management, travel, infrastructure, and legal compliance costs associated with having operations in many countries;
•Difficulties in enforcing contracts, including “clickwrap” contracts that are entered into online, of which we have historically relied as part of our product licensing strategy, but which may be subject to additional legal uncertainty in some foreign jurisdictions;
•Increased financial accounting and reporting burdens and complexities;
•Requirements or preferences within other regions for domestic products, and difficulties in replacing products offered by more established or known regional competitors;
•Differing technical standards, existing or future regulatory and certification requirements, and required features and functionality;
•Communication and integration problems related to entering and serving new markets with different languages, cultures, and political systems;
•Compliance with foreign privacy and security laws and regulations and the risks and costs of non-compliance;
•Compliance with laws and regulations for foreign operations, including anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act, the U.S. Travel Act, and the U.K. Bribery Act), import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory or contractual limitations on our ability to sell our products in certain foreign markets, and the risks and costs of non-compliance;
•Heightened risks of unfair or corrupt business practices in certain geographies that may impact our financial results and result in restatements of our consolidated financial statements;
•Fluctuations in currency exchange rates and related effects on our results of operations;
•Difficulties in repatriating or transferring funds from, or converting currencies in certain countries;
•Weak economic conditions which could arise in each country or region in which we operate or sell our products, or general political and economic instability around the world, including as a result of COVID-19;
•Differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;
•Difficulties in recruiting and hiring employees in certain countries;
•The preference for localized software and licensing programs and localized language support;

•Reduced protection for intellectual property rights in some countries and practical difficulties associated with enforcing our legal rights abroad;
•Imposition of travel restrictions, prohibitions of non-essential travel, modifications of employee work locations, or cancellation or reorganization of certain sales and marketing events as a result of COVID-19;
•Compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes; and
•Geopolitical risks, such as political and economic instability, and changes in diplomatic and trade relations.
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
Our success depends largely upon the continued services of our executive officers and key employees. We rely on our leadership team and other key employees in the areas of research and development, products, strategy, operations, security, go-to-market, marketing, IT, support, and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. In addition, we do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers, especially our Co-Chief Executive Officers, or other key employees could harm our business.
In addition, in order to execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel in Sydney, Australia, the San Francisco Bay Area, and in other locations where we maintain offices, is intense, especially for engineers experienced in designing and developing software and cloud-based services. We have from time to time experienced, and we expect to continue to experience, difficulty hiring and retaining employees with appropriate qualifications. In particular, recruiting and hiring senior product engineering personnel has been, and we expect to continue to be, challenging. If we are unable to hire and retain talented product engineering personnel, we may be unable to scale our operations or release new products in a timely fashion and, as a result, customer satisfaction with our products may decline.
Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, these employers may attempt to assert that the employees or we have breached certain legal obligations, resulting in a diversion of our time and resources. In addition, job candidates and existing employees often consider the value of the equity awards they receive in connection with their employment. If the value or perceived value of our equity awards declines, it could harm our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business, results of operations and financial condition could be harmed.
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
While we primarily sell our products in U.S. dollars, we incur expenses in currencies other than the U.S. dollar, which exposes us to foreign currency exchange rate fluctuations. A large percentage of our expenses are denominated in the Australian dollar (“AUD”), and fluctuations could have a material negative impact on our results of operations. Moreover, our subsidiaries, other than our U.S. subsidiaries, maintain net assets that are denominated in currencies other than the U.S. dollar. In addition, we recently began to transact in non-U.S. dollar currencies for our products, and, accordingly, changes in the value of non-U.S. dollar currencies relative to the U.S. dollar could affect our revenue and results of operations due to transactional and translational remeasurements that are reflected in our results of operations.
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
Various of our products are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. These regulations may limit the export of our products and provision of our services outside of the United States, or may require export authorizations, including by license, a license exception, or other appropriate government authorizations, including annual or semi-annual reporting and the filing of an encryption registration. Export control and economic sanctions laws may also include prohibitions on the sale or supply of certain of our products to embargoed or sanctioned countries, regions, governments, persons and entities. In addition, various countries regulate the importation of certain products through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. The exportation, reexportation, and importation of our products, and the provision of services, including by our solution partners, must comply with these laws or else we may be adversely affected through reputational harm, government investigations, penalties, and a denial or curtailment of our ability to export our products or provide services. Complying with export control and sanctions laws can be time consuming and complex and may result in the delay or loss of sales opportunities. Although we take precautions to prevent our products from being provided in violation of such laws, we are aware of previous exports of certain of our products to a small number of persons and organizations that are the subject of U.S. sanctions or located in countries or regions subject to U.S. sanctions. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export or import laws or corresponding sanctions may delay the introduction and sale of our products in international markets, or, in some cases, prevent the export or import of our products to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and results of operations.
We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, or providing improper payments or benefits to officials and other recipients for improper purposes. We rely on certain third parties to support our sales and regulatory compliance efforts and can be held liable for their corrupt or other illegal activities, even if we do not explicitly authorize or have actual knowledge of such activities. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in additional jurisdictions.

We recognize certain revenue streams over the term of our subscription and maintenance contracts. Consequently, downturns in new sales may not be immediately reflected in our results of operations and may be difficult to discern.
We generally recognize subscription and maintenance revenue from customers ratably over the terms of their contracts. As a result, a significant portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscription and maintenance plans entered into during previous quarters. Consequently, a decline in new or renewed licenses, subscriptions, and maintenance plans in any single quarter may only have a small impact on our revenue results for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our products, and potential changes in our pricing policies or rate of expansion or retention, may not be fully reflected in our results of operations until future periods. For example, the impact of COVID-19 may cause customers to request concessions, including better pricing, or to slow their rate of expansion or reduce their number of licenses, which may not be reflected immediately in our results of operations. We may also be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, a significant majority of our costs are expensed as incurred, while a significant portion of our revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of certain of our customer agreements. Our subscription and maintenance revenue also makes it more difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from certain new customers must be recognized over the applicable term.
If we fail to integrate our products with a variety of operating systems, software applications, platforms and hardware that are developed by others, our products may become less marketable, less competitive, or obsolete and our results of operations could be harmed.
Our products must integrate with a variety of network, hardware, and software platforms, and we need to continuously modify and enhance our products to adapt to changes in hardware, software, networking, browser and database technologies. In particular, we have developed our products to be able to easily integrate with third-party applications, including the applications of software providers that compete with us, through the interaction of application programming interfaces, or APIs. In general, we rely on the fact that the providers of such software systems continue to allow us access to their APIs to enable these customer integrations. To date, we have not relied on long-term written contracts to govern our relationship with these providers. Instead, we are subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation and fees of such software systems, and which are subject to change by such providers from time to time. Our business could be harmed if any provider of such software systems:
•Discontinues or limits our access to its APIs;
•Modifies its terms of service or other policies, including fees charged to, or other restrictions on us or other application developers;
•Changes how customer information is accessed by us or our customers;
•Establishes more favorable relationships with one or more of our competitors; or
•Develops or otherwise favors its own competitive offerings over ours.
We believe a significant component of our value proposition to customers is the ability to optimize and configure our products with these third-party applications through our respective APIs. If we are not permitted or able to integrate with these and other third-party applications in the future, demand for our products could decline and our business and results of operations could be harmed.
In addition, an increasing number of organizations and individuals within organizations are utilizing mobile devices to access the Internet and corporate resources and to conduct business. We have designed and continue to design mobile applications to provide access to our products through these devices. If we cannot provide effective functionality through these mobile applications as required by organizations and individuals that widely use mobile devices, we may experience difficulty attracting and retaining customers. Failure of our products to operate effectively with future infrastructure platforms and technologies could also reduce the demand for our products, resulting in customer dissatisfaction and harm to our business. If we are unable to respond to changes in a cost-effective manner, our products may become less marketable, less competitive or obsolete and our results of operations could be harmed.

We may be sued by third parties for alleged infringement or misappropriation of their intellectual property rights.
There is considerable patent and other intellectual property development activity in our industry. Our future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. We have received, and may receive in the future, communications from third parties, including practicing entities and non-practicing entities, claiming that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon or misappropriating such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology, or technology that we obtain from third parties. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty or license payments, prevent us from offering our products or using certain technologies, require us to implement expensive work-arounds, refund fees to customers or require that we comply with other unfavorable terms. In the case of infringement or misappropriation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation. We may also be obligated to indemnify our customers or business partners in connection with any such claims or litigation and to obtain licenses, modify our products or refund fees, which could further exhaust our resources. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business operations and disrupt our business.
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
We use open source software in our products that may subject our products to general release or require us to re-engineer our products, which could harm our business.
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

We generally conduct our global operations through subsidiaries and report our taxable income in various jurisdictions worldwide based upon our business operations in those jurisdictions. A change in our global operations or changes in tax laws or interpretations of such tax laws could result in higher effective tax rates, reduced cash flows and lower overall profitability. In particular, our intercompany relationships are subject to complex transfer pricing regulations administered by taxing authorities in various jurisdictions. The relevant revenue and taxing authorities may disagree with positions we have taken generally, or our determinations as to the value of assets sold or acquired, or income and expenses attributable to specific jurisdictions. In addition, in the ordinary course of our business we are subject to tax audits from various taxing authorities. If such a disagreement were to occur, and our position was not sustained, or if a tax audit resulted in an adverse finding, we could be required to pay additional taxes, interest and penalties, which could result in one-time tax charges, higher effective tax rates, reduced cash flows and lower overall profitability of our operations.

Certain government agencies in jurisdictions where we do business have had an extended focus on issues related to the taxation of multinational companies. In addition, the Organization for Economic Cooperation and Development (“OECD”) continues to introduce various proposals changing the way tax is assessed, collected and governed. Of note are the efforts around the base erosion and profit shifting which seek to establish certain international standards for taxing the worldwide income of multinational companies. These measures have been endorsed by the leaders of the world’s 20 largest economies.

The EU together with the United Kingdom have recently established a mandate that focuses on the transparency of cross-border arrangements concerning at least one EU member state through mandatory disclosure and exchange of cross-border arrangements rules. These regulations (known as MDR in the United Kingdom and DAC 6 in the EU) require taxpayers to disclose certain transactions to the tax authorities resulting in an additional layer of compliance and require careful consideration of the tax benefits obtained when entering into transactions that need to be disclosed.

Also, in March 2018, the European Commission (“EC”) proposed a series of measures aimed at ensuring a fair and efficient taxation of digital businesses operating within the EU. As collaborative efforts by the OECD and EC continue, some countries have unilaterally moved to introduce their own digital service tax or equalization levy to capture tax revenue on digital services more immediately. Notably France, Italy, Austria, the United Kingdom, Turkey and India have enacted or will soon enact this tax, generally 2% on taxable activities.

As a result of the above measures and the increasing focus by government taxing authorities on multinational companies, the tax laws of certain countries in which we do business could change on a prospective or retroactive basis, and any such changes could increase our liabilities for taxes, interest and penalties, lead to higher effective tax rates, and therefore could harm our cash flows, results of operations and financial position.

U.S. federal income tax reform could adversely affect us.

On December 22, 2017, the United States passed legislation commonly known as the Tax Cuts and Jobs Act (the “Tax Act”) that significantly reforms the Internal Revenue Code of 1986, as amended (the “Code”). The Tax Act, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest and executive compensation, allows for the expensing of capital expenditures and puts into effect the migration from a worldwide system of taxation to a territorial system. We do not expect the Tax Act to have a material impact to our projection of minimal cash taxes. However, the full impact of this tax reform on our business in future years is still uncertain and could adversely affect us.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value-added or similar taxes, and we could be subject to liability with respect to past or future sales, which could harm our results of operations.

We do not collect sales and use, value-added and similar taxes in all jurisdictions in which we have sales, based on our understanding that such taxes are not applicable. Sales and use, value-added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties and interest, or future requirements could harm our results of operations.
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
Natural disasters, pandemics, including COVID-19, other public health emergencies, geopolitical conflicts, social unrest, or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have a large employee presence and operations in the San Francisco Bay Area, California. The west coast of the United States contains active earthquake zones. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our product availability, breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition.
Additionally, we rely on our network and suppliers of third-party infrastructure and applications, internal technology systems, and our websites for our development, marketing, internal controls, operational support, hosted services and sales activities. If these systems were to fail or be negatively impacted as a result of a natural disaster, disease or pandemic, including COVID-19, or catastrophic event, our ability to conduct normal business operations and deliver products to our customers could be impaired.
As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, disease or pandemic, including COVID-19, or catastrophic event, and successfully execute on those plans, our business and reputation could be harmed.

If we are deemed to be an investment company under the Investment Company Act of 1940, our results of operations could be harmed.
We are not registered as an investment company under the Investment Company Act of 1940, as amended (“Investment Company Act”) as we believe that we meet all the requirements for exemption provided under Rule 3a-8 under the Investment Company Act. If we were obligated to register as an investment company, we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things, limitations on capital structure, restrictions on specified investments, prohibitions on transactions with affiliates, and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would increase our operating expenses and could harm our results of operations.
Adverse economic conditions could negatively impact our business.
Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. Our business depends on demand for business software applications generally and for collaboration software solutions in particular. In addition, the market adoption of our products and our revenue is dependent on the number of users of our products. To the extent that weak economic conditions, including as a result of the COVID-19 pandemic, reduce the number of personnel providing development or engineering services or that limit the available budgets within organizations for software products, demand for our products could be harmed. If economic conditions deteriorate, our customers and prospective customers may elect to decrease their information technology budgets, which would limit our ability to grow our business and harm our results of operations.
In addition, the recent COVID-19 pandemic has created significant additional uncertainty for the global economy. If the outbreak worsens or continues for an indefinite period of time, especially in regions in which we have material operations or sales, our business and results of operations could be adversely affected.

We may require additional capital to support our operations or the growth of our business and we cannot be certain that we will be able to secure this capital on favorable terms, or at all.
We may require additional capital to respond to business opportunities, challenges, acquisitions, the repayment of our Notes, a decline in the level of license, subscription or maintenance revenue for our products, the impacts of the COVID-19 pandemic, or other unforeseen circumstances. We may not be able to timely secure debt or equity financing on favorable terms, or at all. Any debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing shareholders could suffer significant dilution in their percentage ownership of Atlassian, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.
Risks Related to Ownership of Our Class A Ordinary Shares
The dual class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, in particular, our Co-Chief Executive Officers and their affiliates, which will limit our other shareholders ability to influence the outcome of important transactions, including a change in control.
Our Class B ordinary shares have ten votes per share and our Class A ordinary shares have one vote per share. As of June 30, 2020, shareholders who hold our Class B ordinary shares collectively hold approximately 90.33% of the voting power of our outstanding share capital and in particular, our Co-Chief Executive Officers, Michael Cannon-Brookes and Scott Farquhar, collectively hold approximately 89.45% of the voting power of our outstanding share capital. The holders of our Class B ordinary shares will collectively continue to control a majority of the combined voting power of our share capital and therefore be able to control substantially all matters submitted to our shareholders for approval so long as our Class B ordinary shares represent at least 10% of all of our outstanding Class A ordinary shares and Class B ordinary shares in the aggregate. These holders of our Class B ordinary shares may also have interests that differ from holders of our Class A ordinary shares and may vote in a way which may be adverse to such interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of Atlassian, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of Atlassian and might ultimately affect the market price of our Class A ordinary shares.
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
The trading price of our Class A ordinary shares is volatile and could continue to fluctuate significantly regardless of our operating performance in response to numerous factors, many of which are beyond our control, including:
•Actual or anticipated fluctuations in our results of operations;
•The financial projections we may provide to the public, any changes in these projections or our failure to meet these projections;
•Failure of securities analysts to initiate or maintain coverage of Atlassian, publication of inaccurate or unfavorable research about our business, changes in financial estimates or ratings changes by any securities analysts who follow Atlassian or our failure to meet these estimates or the expectations of investors;
•Announcements by us or our competitors of significant technical innovations, new products, acquisitions, pricing changes, strategic partnerships, joint ventures or capital commitments;

•Changes in operating performance and stock market valuations of other technology companies generally, or those in our industry in particular;
•Price and volume fluctuations in the overall stock market from time to time, including as a result of trends in the economy as a whole;
•Actual or anticipated developments in our business or our competitors’ businesses or the competitive landscape generally;
•Developments or disputes concerning our intellectual property or our products, or third-party proprietary rights;
•Changes in accounting standards, policies, guidelines, interpretations or principles;
•New laws or regulations, new interpretations of existing laws, or the new application of existing regulations to our business;
•Changes in tax laws or regulations;
•Any major change in our board of directors or management;
•Additional Class A ordinary shares being sold into the market by us or our existing shareholders or the anticipation of such sales;
•Arbitrage or hedging strategy by purchasers of our Notes and certain financial institutions in connection with our capped call transactions;
•Cyber-security and privacy breaches;
•Lawsuits threatened or filed against us; and
•Other events or factors, including those resulting from geopolitical risks, natural disasters, diseases and pandemics, including COVID-19, war, incidents of terrorism, or responses to these events.
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
The market price of our Class A ordinary shares could decline as a result of substantial sales of our Class A ordinary shares, particularly sales by our directors, executive officers and significant shareholders, or the perception in the market that holders of a large number of shares intend to sell their shares. As of June 30, 2020, we had 128,201,296 outstanding Class A ordinary shares and 119,761,681 outstanding Class B ordinary shares.
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
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of NASDAQ Global Select Market and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs, making some activities more difficult, time-consuming, and costly, and has increased demand on our systems and resources. Such demands would likely continue to increase, particularly if we were to lose our status as a “foreign private issuer” as discussed below. The Exchange Act requires, among other things, that we file annual reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight is required. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. In addition, the pressures of operating a public company may divert management’s attention to delivering short-term results, instead of focusing on long-term strategy.
As a public company it is more expensive for us to maintain adequate director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors.
If we are unable to maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our Class A ordinary shares could be negatively affected.
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

The ability to make scheduled payments of interest on, and principal of, to satisfy exchanges for cash in respect of our outstanding Notes depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control, including the impacts of the COVID-19 pandemic. If we are unable to generate enough cash flow to make payments on the Notes when due, we may be required to adopt one or more alternatives, such as selling assets or obtaining additional debt financing or equity capital on terms that may be onerous or highly dilutive. Our ability to refinance the Notes, which we may need to do in order to satisfy our obligations thereunder, will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on the Notes.

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
The conditional exchange feature of the Notes, when triggered, may adversely affect our liquidity and results of operations.
When the conditional exchange feature of the Notes is triggered, holders of Notes are entitled to exchange the Notes at any time during specified periods, at their option. The conditional exchange feature of the Notes was triggered as of June 30, 2020, and the Notes are currently exchangeable at the option of the holders, in whole or in part, between July 1, 2020 and September 30, 2020. If holders elect to exchange their Notes during such fiscal quarter, we would be required to settle our exchange obligation through the payment of cash, which could adversely affect our liquidity. In addition, even without holders electing to exchange their Notes during such fiscal quarter, we were required under applicable accounting rules to continue to classify the outstanding principal of the Notes as a current rather than long-term liability as of June 30, 2020.
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
We will settle exchanges of the Notes entirely in cash. Accordingly, the exchange feature that is part of the Notes is accounted for as a derivative pursuant to accounting standards relating to derivative instruments and hedging activities. In general, this results in an initial valuation of the exchange feature, which is bifurcated from the debt component of the Notes, resulting in an original issue discount. The original issue discount is amortized and recognized as a component of interest expense over the term of the Notes, which results in an effective interest rate reported in our consolidated statements of operations significantly in excess of the stated interest rate of the Notes. Although this accounting treatment does not affect the amount of cash interest paid to holders of the Notes or our cash flows, it reduces our earnings and could adversely affect the price at which our Class A ordinary shares trade.

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
If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be required under current SEC rules to prepare our financial statements in accordance with GAAP and modify certain of our corporate governance practices in accordance with various SEC rules and the NASDAQ listing standards. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will likely be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it could make it more difficult and expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Provisions contained in our articles of association and under the laws of England may frustrate or prevent an attempt to obtain control of us.
Provisions in our articles of association, as amended and restated, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated articles of association include provisions that:
•Specify that general meetings of our shareholders can be called only by our board of directors, the chair of our board of directors, or one of our Co-Chief Executive Officers (or otherwise by shareholders in accordance with the Companies Act); and
•Provide that vacancies on our board of directors may be filled only by a majority of directors then in office, even though less than a quorum.
Provisions of the laws of England may also have the effect of delaying or preventing a change of control or changes in our management. The Companies Act includes provisions that:
•Require that any action to be taken by our shareholders be effected at a duly called general meeting (including the annual general meeting) and not by written consent; and
•Require the approval of the holders of at least 75% of the voting power of our outstanding shares to amend the provisions of our articles of association.
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
In October 2019, we acquired Code Barrel Pty Ltd (“Code Barrel”), a workflow automation tool for Jira. Total purchase price consideration for Code Barrel was approximately $39.1 million in cash. Code Barrel is the creator of ‘Automation for Jira,’ a tool for easily automating several aspects of Jira. The acquisition of Code Barrel enhances Jira by helping customers automate more of the time-consuming and error-prone tasks in Jira.
In May 2020, we acquired Halp, Inc. (“Halp”), a message-based conversational help desk ticketing solution. The total purchase price was approximately $17.6 million, which consisted of approximately $17.0 million in cash and $0.6 million in fair value of replacement shares attributable to service provided prior to acquisition. The acquisition of Halp complements our current product offerings and enables customers to integrate real-time messaging tools into their existing workflow solutions like Jira Service Desk and Confluence.
In July 2020, we acquired Mindville AB, an asset and configuration management company based in Sweden. Mindville brings critical configuration management database capability to Jira Service Desk to better meet the needs of our IT customers. See Note 23, “Events after the reporting period,” to the notes to our consolidated financial statements for additional information.
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
Our products help teams organize, discuss, and complete their work – delivering superior outcomes for their organizations. Our primary products include Jira Software, targeting software teams, and Jira Core, targeting other business teams (collectively, “Jira”) for planning and project management, Confluence for content creation and sharing, Trello for capturing and adding structure to fluid, fast-forming work for teams, Jira Service Desk for team service and support applications, Opsgenie for incident management, Jira Align for enterprise agile planning, Bitbucket for code sharing and management and Atlasian Access for enterprise-grade security and centralized administration. Together, our products form an integrated system for organizing, discussing and completing shared work, becoming deeply entrenched in how people collaborate and how organizations run.
We begin with a deep investment in product development to create and refine high-quality and versatile products that users love. By making our products affordable for organizations of all sizes and transparently sharing our pricing online for most of our products, we do not follow the practice of opaque pricing and discounting that is typical in the enterprise software industry. We pursue customer volume, targeting every organization, regardless of size, industry, or geography. This allows us to operate at unusual scale for an enterprise software company, with more than 174,000 customers across virtually every industry sector in approximately 190 countries as of June 30,

2020. Our customers range from small organizations that have adopted one of our products for a small group of users, to over two-thirds of the Fortune 500, many of which use a combination of our products across thousands of users.
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
Because our products are easy to purchase and are offered at affordable price points, they can be sold through a high-velocity, low-friction online distribution model. This model allows us to generate demand from word-of-mouth and viral expansion within organizations, rather than having to solely rely on a traditional sales infrastructure, especially with enterprise-scale customers. Our model is designed to operate at scale and serve millions of customers.
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
Our Product Strategy
We have developed and acquired a broad portfolio of products that help teams large and small to organize, discuss, and complete their work in a new way that is coordinated, efficient and innovative. Our products serve the needs of teams of software developers, IT professionals, and knowledge workers. While these products provide a range of distinct functionality to users, they share certain core attributes:
•Built for Teams - Our products are singularly designed to help teams work better together and achieve more. We design products that help our customers collaborate more effectively, be more transparent and operate in a coordinated manner.
•Easy to Adopt and Use - We invest significantly in research and development to enable our products to be both powerful and extremely easy to use. Our software is designed to be accessed from the Internet and immediately put to work. By reducing the friction that usually accompanies the purchasing process of business software and eliminating the need for complicated and costly implementation and training, we believe we attract more people to try, buy, and derive value from our software.
•Versatile and Adaptable - We design simple products that are useful in a broad range of workflows and projects. We believe that our products can improve any process involving teams, multiple workstreams, and deadlines. For example, Jira, which enables software teams to plan, build, and ship code, is also used by thousands of our customers to manage workflows related to product design, supply chain management, expense management, and legal document review.
•Integrated - Our products are integrated and designed to work well together. For example, the status of an IT service ticket generated in Jira Service Desk can be viewed in Confluence, providing visibility to business stakeholders.
•Open - We are dedicated to making our products open and interoperable with a range of other platforms and applications, such as Microsoft, Zoom, Slack, salesforce.com, Workday, and Dropbox. In order to provide a platform for our partners and to promote useful products for our users, in 2012 we introduced the Atlassian Marketplace, an online marketplace that features thousands of apps created by a growing global network of independent developers and vendors. The Atlassian Marketplace provides customers a wide range of additional capabilities they use to extend or enhance our products, further increasing the value of our platform.
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
The following are key attributes of our unique model:
•Innovation-driven - Relative to other enterprise software companies, we invest significantly in research and development rather than marketing and sales. Our goal is to focus our spending on measures that improve quality, ease of adoption, and expansion, and create organic customer demand for our products. We also invest in ways to automate and streamline distribution and customer support functions to enhance our customer experience and improve our efficiency.
In addition, a portion of our research and development spending is directed towards demand generation and customer conversion. For example, we have invested in the development of an internal platform that analyzes customer behavior and promotes additional products directly to users in the context of their activity.
•Simple and Affordable - We offer our products at affordable prices in a simple and transparent format. For example, a customer can use a full-feature free version of our products for up to a certain number of users. In addition, a customer coming to our website can evaluate, purchase and set up a Jira license, for 10 users or 50,000+ users, based on a transparent list price, without any interaction with a sales person. This approach, which stands in contrast to the opaque and complex pricing plans offered by most traditional enterprise software vendors, is designed to complement the easy-to-use, easy-to-adopt nature of our products and accelerate adoption by large volumes of new customers.
•Organic and Expansive - Our model benefits significantly from customer word-of-mouth driving traffic to our website. The vast majority of our transactions are conducted on our website, which drastically reduces our customer acquisition costs. We also benefit from distribution leverage via our network of solution partners, who resell and customize our products. Once we have landed within a customer team, the networked nature and flexibility of our products tend to lead to adoption by other teams and departments, resulting in user growth, new use cases, and the adoption of our other products.
•Scale-oriented - Our model is designed to generate and benefit from significant customer scale and our goal is to maximize the number of individual users of our software. With more than 174,000 customers using our software today, we are able to reach a vast number of users, gather insights to refine our offerings, and generate revenue growth by expanding within our customer accounts. With 5,892 customers paying us in excess of $50,000, 267 customers paying us in excess of $500,000 and 104 customers paying us in excess of $1,000,000 during fiscal year 2020, many of whom started as significantly smaller customers, we have demonstrated our ability to grow within our existing customer base. Ultimately, our model is designed to serve millions of customers and to benefit from the data, network effects, and customer insights that emerge from such scale.
•Data-driven - Our scale and the design of our model allows us to gather insights into and improve the customer experience. We track, test, nurture and refine every step of the customer journey and our users' experience. This allows us to intelligently manage our funnel of potential users, drive conversion, and promote additional products to existing users. Our scale has enabled us to experiment with various approaches to these tasks and constantly tune our strategies for user satisfaction and growth.

Our Culture
Our company culture is exemplified by our core values:
The following are the key elements of our corporate culture that contribute to our ability to drive customer value and achieve competitive differentiation:
•Openness and Innovation - We value transparency and openness as an organization. We believe that putting product pricing and documentation online promotes trust and makes customers more comfortable engaging with our low-touch model. In addition, we are dedicated to innovation and encourage our employees to invent new applications, uses, and improvements for our software. We run our Company using our own products, which promotes open communication and transparency throughout the organization.
•Dedication to the Customer - Customer service and support is at the core of our business. Our customer support teams strive to provide unparalleled service to our customers. We also encourage our service teams to build scalable, self-service solutions that customers will love, as we believe superior service drives greater customer happiness, which in turn breeds positive word-of-mouth.
•Team-driven - As our mission is to unleash the potential of every team, we value teamwork highly. We encourage our employees to be both team oriented and entrepreneurial in identifying problems and inventing solutions. Dedication to teamwork starts at the top of our organization with our unique co-CEO structure, and is celebrated throughout our Company.
•Long-term Focused - We believe that we are building a company that can grow and prosper for decades to come. Our model, in which we expand across our customers’ organizations over time, requires a patient, long-term approach, and a dedication to continuous improvement. This is exemplified by our investment in research and development, which is significant relative to traditional software models and is designed to drive the long-term sustainability of our product leadership. Given the choice between short-term results and building long-term scale, we choose the latter.
Our Financial Model
By developing a product strategy, distribution model, and culture that are designed around the needs of our customers and users, we believe that we have established a financial model that is favorable for our shareholders. Our model has allowed us to grow customers and revenue steadily while generating positive free cash flow for each of the last 15 fiscal years. Our model relies on rapidly and efficiently landing new customers and expanding our relationship with them over time. The following are the key elements of our model:
•Significant Investment in Ongoing Product Development and Sales Automation - Our research and development investments enable us to rapidly build new products, continuously enhance our existing products, acquire and integrate technologies, obtain data-driven insights, and further automate and streamline our approach to customer acquisition.
•Rapid and Efficient Acquisition of New Customers - By building products that are affordable and easy to adopt and use, we are able to attract customers rapidly without relying primarily on a traditional sales force, thereby lowering the cost of customer acquisition significantly.
•Continued Expansion - Our success is dependent on our ability to expand the relationship with our existing base of customers through the addition of more users, teams and products.
•Predictability of Sales - As we are not dependent on a traditional sales force and primarily rely on a high-velocity, low-friction online distribution model, we have historically experienced a linear quarterly sales cycle. Once teams begin working together with our software, we become embedded in their workflows, becoming a system for engagement within organizations. This degree of integration makes our products difficult to displace and provides us with steady and predictable revenue.
•Positive Free Cash Flow - By reducing customer acquisition costs and establishing a revenue model that has scaled linearly, our model has allowed us to have positive free cash flow for more than the last 15 fiscal years.

Our Products

We offer a range of team collaboration products, including:
•Jira for team planning and project management;
•Confluence for team content creation and sharing;
•Trello for capturing and adding structure to fluid, fast-forming work for teams;
•Jira Service Desk for team service and support applications;
•Opsgenie for incident management;
•Jira Align for enterprise agile planning;
•Bitbucket for team code sharing and management; and
•Atlasian Access for enterprise-grade security and centralized administration.
These products can be deployed by users in the cloud and many of our products can be deployed behind the firewall on the customers' own infrastructure.
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

Atlassian Access. Atlassian Access is an enterprise-wide product for enhanced security and centralized administration that works across every Atlassian cloud products used, including Jira, Jira Service Desk, Confluence, Trello, and Bitbucket.
Other Products
We also offer additional products, including Atlassian cloud apps, Bamboo, Crowd, Crucible, Fisheye, Halp, Sourcetree, Statuspage and Trello Power-Ups.
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
The Atlassian Cloud Platform
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
We offer the Atlassian Marketplace to customers to simplify the discovery and purchase of add-on capabilities for our products and to third-party vendors and developers to more easily reach our customer base, and to simplify license management and renewals. Our portion of revenue derived from each add-on sale to the vendors is approximately 25%. In fiscal year 2020, the Atlassian Marketplace generated over $400 million in purchases.
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
Community and Ecosystem
We are deeply committed to our global community, with over 25,000 third-party developers on the Atlassian platform and a network of over 500 solution partners. We foster a sense of community with our users through our Atlassian Community Events (“ACE”) program, where users can meet in their local cities at annual live customer and developer events, including Atlassian Summit, Atlassian Open, Atlas Camp, and Atlassian Community, our online community which features user-generated questions and answers with in-depth discussion of our products. While these events are typically held in-person, as a result of the COVID-19 pandemic, we have adjusted the format of various events to be hosted virtually in accordance with local public health guidelines.
ACEs are community-led meetups held around the world that we sponsor and are run by a network of enthusiastic and committed customers who develop an agenda covering wide-ranging topics for users to discuss together.
The Atlassian Summit is our user event where our users can engage and learn from thousands of other users and hundreds of product experts. While we have typically held this event in person in prior years, in fiscal year 2020, we hosted Atlassian Summit entirely virtually with over 16,000 unique viewers. We use the event to share future product themes, deeper how-tos and customer-lead adoption best practices. The event also features product demos and hands-on training courses and is a large virtual networking opportunity for customers to meet each other, our partner ecosystem, and our employees. We plan to host Atlassian Summit entirely virtually in fiscal year 2021.
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
Our automated support services enable our customers to help themselves and include the following resources:

•Technical Documentation - Users can access documentation and instruction for all versions of our products.
•Knowledge Base - We offer troubleshooting and how-to tips for all of our products, with links to all our product-specific knowledge bases.
•Atlassian University - Atlassian University offers step-by-step interactive tutorials and videos that instruct users and admins on how to use our product.
•Over-the-web Hands-on Training - Webinars, led by our skilled training instructors, teach users how to use each product.
•Atlassian Community - Atlassian Community is our online community for users to ask questions and provide answers and contribute in-depth discussions on our products and features.
•Purchasing FAQ - We offer a simple guide to the online purchasing and account management service.
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
Our competitors range from large technology vendors to new and emerging businesses in each of the markets we serve:
•Software Teams - Our competitors include large technology vendors, including Microsoft (including GitHub) and IBM, and smaller companies like Gitlab that offer project management, collaboration and developer tools.
•IT Teams - Our competitors range from cloud vendors, including ServiceNow, salesforce.com, PagerDuty, Zendesk and Freshworks, to legacy vendors such as BMC Software (Remedy) that offer service desk solutions.
•Business Teams - Our competitors range from large technology vendors, including Microsoft and Google, that offer a suite of products, to smaller companies like Asana, Monday.com and Smartsheet, which offer point solutions for team collaboration.
In most cases, due to the flexibility and breadth of our products, we co-exist alongside many of our competitors' products within our own customer base, such as Microsoft, Gitlab and Asana.
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
Employees
Our employees are our greatest asset and we strive to foster a collaborative, productive and fun work environment. As of June 30, 2020, 2019 and 2018 we had 4,907, 3,616, and 2,638 employees, respectively.

C. Organizational Structure
Atlassian Corporation Plc is a holding company and we conduct substantially all of our business through certain of our subsidiaries. As of June 30, 2020, our subsidiaries, all of which are wholly-owned, are as follows:

Name	Country of Incorporation
Atlassian (UK) Limited	United Kingdom, United States of America
Atlassian (UK) Holdings Limited	United Kingdom, United States of America
Atlassian (Australia) Limited	United Kingdom, United States of America
Atlassian (UK) Operations Limited	United Kingdom
Atlassian, Inc.	United States of America
Atlassian Network Services, Inc.	United States of America
Dogwood Labs, Inc.	United States of America
Trello, Inc.	United States of America
AgileCraft LLC	United States of America
AgileCraft Australia Pty Ltd (1)	Australia
OpsGenie, Inc.	United States of America
Opsgenie Yazılım Anonim Şirketi	Turkey
iFountain, LLC	United States of America
Halp, Inc	United States of America
Atlassian Australia 1 Pty Ltd	Australia
Atlassian Australia 2 Pty Ltd	Australia
Atlassian Corporation Pty. Ltd.	Australia
Atlassian Pty Ltd	Australia
Good Software Co. Pty Ltd	Australia
Code Barrel Pty Ltd	Australia
Lead Green Pty Ltd	Australia
Lead Green Trust	Australia
Vertical First Pty Ltd	Australia
Vertical First Trust	Australia
Atlassian Capital Pty. Ltd.	Australia
MITT Australia Pty Ltd	Australia
MITT Trust	Australia
Atlassian Holdings B.V.	Netherlands
Atlassian K.K.	Japan
Atlassian Germany GmbH	Germany
Atlassian Philippines, Inc.	Philippines
Atlassian France SAS	France
Atlassian B.V.	Netherlands
Atlassian Canada Inc.	Canada
Atlassian India LLP	India
(1) AgileCraft Australia Pty Ltd is currently in liquidation.
D. Property, Plant and Equipment
As of June 30, 2020, our principal offices consist of approximately 245,000 and 277,000 square feet of leased office facilities in Sydney, Australia and the San Francisco Bay Area, California, United States, respectively. We also lease other office facilities around the world, including Austin, Texas; New York, New York; and Boston, Massachusetts, in the United States; the Netherlands; Japan; the Philippines; India; and Turkey.

In February 2020, we entered into lease agreements for approximately 158,000 square feet of office space in a building under construction in Austin, Texas, United States. We expect to begin occupying 82,000 square feet and 76,000 square feet of this space in fiscal years 2022 and 2023, respectively.
We believe that suitable additional or alternative space will be available as needed to accommodate our growth if we require additional space.
Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Our mission is to unleash the potential of every team.
Our products help teams organize, discuss and complete their work — delivering superior outcomes for their organizations.
Our products serve teams of all shapes and sizes, in virtually every industry. Our primary products include Jira for planning and project management, Confluence for content creation and sharing, Trello for capturing and adding structure to fluid, fast-forming work for teams, Jira Service Desk for team service and support applications, Opsgenie for incident management, Jira Align for enterprise agile planning, Bitbucket for code sharing and management and Atlasian Access for enterprise-grade security and centralized administration. Together, our products form an integrated system for organizing, discussing and completing shared work, becoming deeply entrenched in how people collaborate and how organizations run.
We begin with a deep investment in product development to create and refine high-quality and versatile products that users love. By making our products affordable for organizations of all sizes and transparently sharing our pricing online for our products, we do not follow the practice of opaque pricing and discounting that is typical in the enterprise software industry. We pursue customer volume, targeting every organization, regardless of size, industry or geography.
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
A substantial majority of our sales are automated through our website, including sales of our products through our solution partners and resellers. Our solution partners and resellers primarily focus on customers in regions that require local language support and other customized needs. Sales through indirect channels comprised over one-third of total revenues for fiscal year 2020. We plan to continue to invest in our partner programs to help us enter and grow in new markets, complementing our automated, low-touch approach.
We generate revenues primarily in the form of subscriptions, maintenance, perpetual license and other sources. Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide. Subscription revenues also include the sale of on-premises term licenses, consisting of software licensed for a specified period and support and maintenance service that is bundled with the license for the term of the license period. From time to time we make changes to our prices and pricing plans for our products which may impact the growth rate of our revenue, our deferred revenue balances, and customer retention.
Maintenance provides our customers with access to unspecified future updates, upgrades and enhancements and technical product support for perpetual license products on an if and when available basis. Maintenance revenue combined with a subscription revenue business, through our cloud and Data Center products, results in a large recurring revenue base. In each of the past three fiscal years, more than 80% of our total revenues have been of a recurring nature from either maintenance fees or subscriptions.
Customers typically pay us 100% of the initial perpetual license fee as maintenance revenue annually, beginning in the first year. We typically recognize revenue on the license portion of perpetual license arrangements and term license agreements once the customer obtains control of the license, which is generally upon delivery of the license, and for maintenance and subscriptions, revenue is recognized ratably over the term of the contract. Any invoice amounts or payments received in advance of revenue recognition from subscriptions or maintenance are included in our deferred revenue balance. The deferred revenue balance is influenced by several factors, including customer decisions around the timing of renewals, length of contracts and invoice timing within the period.
Key Business Metrics
We utilize the following key metrics to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions.
Customers
We have successfully demonstrated a history of growing both our customer base and spend per customer through growth in users, purchase of new licenses and adoption of new products. We believe that our ability to attract new customers and grow our customer base drives our success as a business.
As of June 30, 2020, we had 174,097 customers. With these customers using our software today, we are able to reach a vast number of users, gather insights to refine our offerings and generate growing revenue by expanding within our customer base. No single customer contributed more than 5% of our total revenues during the fiscal year ended June 30, 2020.
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
Our customers, as defined in this metric, have generated substantially all of our revenue in each of the periods presented. Including organizations who have only adopted our free or starter products, the active use of our products extends well beyond our 174,097 customers.
The following table sets forth our number of customers:

	As of June 30,
	2020	2019	2018
Customers	174,097	152,727 **	125,796 *
* Includes an increase in customers of 14,263 due primarily to Bitbucket Cloud pricing changes as we moved from a tiered pricing model to a per-user pricing model. As a result, certain organizations using Bitbucket Cloud who had not previously met our definition of a “customer” now qualify as customers.
** Includes an increase of 1,396 customers as a result of our acquisition of OpsGenie and an increase of approximately 2,500 Trello customers as a result of the open board limits we introduced for Trello.
Free cash flow
Free cash flow is a non-IFRS financial measure that we calculate as net cash provided by operating activities less net cash used in investing activities for capital expenditures, and net cash used in financing activities for payments of lease obligations.

	Fiscal Year Ended June 30,
	2020	2019	2018
	(U.S. $ in thousands)
Net cash provided by operating activities	$574,210	$466,342	$311,456
Less: Purchase of property and equipment	(35,709)	(44,192)	(30,209)
Less: Payments of lease obligations	(38,125)	—	—
Free cash flow *	$500,376	$422,150	$281,247
* As a result of our adoption of IFRS 16 on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change. Please see Note 2, “Summary of Significant Accounting Policies,” to the notes to our consolidated financial statements for additional information regarding IFRS 16 adoption.
Free cash flow increased by $78.2 million during the fiscal year ended June 30, 2020 as compared to the fiscal year ended June 30, 2019 as a result of an increase of $107.9 million in net cash provided by operating activities and a decrease of $8.5 million in capital expenditures, offset by payment of lease obligations of $38.1 million.
For more information about net cash provided by operating activities, please see “Liquidity and Capital Resources.”
A. Results of Operations
Components of Results of Operations
Sources of Revenues
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
Perpetual license revenues
Perpetual license revenues represent fees earned from the license of software to customers for use on the customer’s premises other than Data Center products. Software is licensed on a perpetual basis. Perpetual license revenues consist of the revenues recognized from sales of licenses to new customers and additional licenses to existing customers. We typically recognize revenue on the license portion of perpetual license arrangements once the customer obtains control of the license, which is generally upon delivery of the license.
Other revenues
Other revenues include primarily fees received for sales of third-party apps in the Atlassian Marketplace. Technical account management, consulting and training services are also included in other revenues. Revenue from the sale of third-party apps via Atlassian Marketplace is recognized at the date of product delivery given that all of our obligations have been met at that time and on a net basis as we function as the agent in the relationship.

Revenue from technical account management is recognized over the time period that the customer has access to the service. Revenue from consulting and training is recognized over time as the services are performed.
Cost of Revenues
Cost of revenues primarily consists of expenses related to hosting our cloud infrastructure, which includes third-party hosting fees and depreciation associated with computer equipment and software; compensation expenses for our employees and contractors, including share-based payment expense, associated with our customer support and infrastructure service teams; payment processing fees; amortization of product technologies; certain IT program fees; and facilities and related overhead costs. To support our cloud-based infrastructure, we utilize third-party managed hosting facilities and self-managed data centers. We allocate share-based payment expense to personnel costs based on the expense category in which the employee works. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in cost of revenues and operating expense categories.
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
Operating Expenses
Our operating expenses are classified as research and development, marketing and sales, and general and administrative. For each functional category, the largest component is compensation expenses, which include salaries and bonuses, share-based payment expense, employee benefit costs, and contractor costs. We allocate overhead such as information technology infrastructure, rent, and occupancy charges in each expense category based on headcount in that category.
Research and development
Research and development expenses consist primarily of compensation expense for our employees and contractors, including share-based payment expense, contract software development costs, certain IT program expenses, and facilities and related overhead costs. We continue to focus our research and development efforts on building new products, adding new features and services, integrating acquired technologies, increasing functionality, enhancing our cloud infrastructure and developing our mobile capabilities.
Marketing and sales
Marketing and sales expenses consist primarily of compensation expense for our employees and contractors, including share-based payment expense, for our marketing and sales employees, marketing and sales programs, certain IT program expenses, and facilities and related overhead costs. Marketing programs consist of advertising, promotional events, corporate communications, brand building and product marketing activities such as online lead generation. Sales programs consist of activities and teams focused on supporting our solution partners and resellers, tracking channel sales activity, supporting and servicing our customers by helping them optimize their experience and expand the use of our products across their organizations and helping product evaluators learn how they can use our tools most effectively.
General and administrative
General and administrative expenses consist primarily of compensation expense for our employees and contractors, including share-based payment expense, for finance, legal, human resources and information technology personnel, as well as external legal, accounting and other, professional fees, certain IT program expenses, other corporate expenses and facilities and related overhead costs.
Share-based payment expense
We allocate share-based payment expense to personnel costs based on the functional category in which the employee works. We recognize our share-based payments as an expense in the consolidated statements of operations based on their grant date fair values and vesting periods.

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
We began granting RSUs in 2014. Prior to our initial public offering (“IPO”), we granted RSUs with both a time-based service condition and a liquidity condition. The time-based service condition for substantially all of these awards is satisfied over four years. The liquidity condition was satisfied upon the effectiveness of the registration statement related to our IPO. Pursuant to IFRS, we estimate the fair value of each award at the date of grant and recognize expense over the service period rather than starting expense recognition upon a liquidity event, as is the case under U.S. Generally Accepted Accounting Principles.
During the fiscal years ended 2020 and 2019 we recognized share-based payment expense of $313.4 million and $257.8 million, respectively. As of June 30, 2020, the aggregate share-based payment expense remaining to be amortized to cost of revenues and operating expenses, over a weighted-average period of 1.4 years, was $328.6 million. We expect this share-based payment expense balance to be amortized as follows: $220.9 million during fiscal year 2021; $79.0 million during fiscal year 2022; $25.0 million during fiscal year 2023 and $3.7 million thereafter. The expected amortization reflects only outstanding share awards as of June 30, 2020.
Income taxes
Income taxes primarily consist of income taxes in the United Kingdom, Australia and the United States, as well as income taxes in certain other foreign jurisdictions.
We generally conduct our international operations through wholly-owned subsidiaries and report our taxable income in various jurisdictions.
Net loss
We incurred a net loss on an IFRS basis in fiscal years 2020 and 2019, primarily due to the marking to fair value of the Notes and capped call. Please refer to Note 16, “Exchangeable Senior Notes,” to the notes to our consolidated financial statements for details of our Notes and capped call. Our significant investments in research and development and technology infrastructure for our cloud-based offerings, expanding our operations globally, and developing new products and features for, and enhancements of, our existing products were also a contributing factor.

Results of Operations
The following table sets forth our results of operations for the periods indicated:

	Fiscal Year Ended June 30,
	2020	2019
	(U.S. $ and shares in thousands, except per share data)
Revenues:
Subscription	$931,455	$633,950
Maintenance	469,350	394,526
Perpetual license	95,162	93,593
Other	118,206	88,058
Total revenues	1,614,173	1,210,127
Cost of revenues (1) (2)	268,807	210,285
Gross profit	1,345,366	999,842
Operating expenses:
Research and development (1) (2)	763,188	579,134
Marketing and sales (1) (2)	299,683	268,356
General and administrative (1)	268,409	215,714
Total operating expenses	1,331,280	1,063,204
Operating income (loss)	14,086	(63,362)
Other non-operating expense, net	(338,486)	(535,453)
Finance income	27,801	33,500
Finance costs	(49,610)	(40,241)
Loss before income tax expense	(346,209)	(605,556)
Income tax expense	(4,445)	(32,065)
Net loss	$(350,654)	$(637,621)
Net loss per share attributable to ordinary shareholders:
Basic	$(1.43)	$(2.67)
Diluted	$(1.43)	$(2.67)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	244,844	238,611
Diluted	244,844	238,611
(1) Amounts include share-based payment expense, as follows:

Cost of revenues	$19,787	$17,450
Research and development	204,150	149,049
Marketing and sales	41,960	39,303
General and administrative	47,498	51,960
(2) Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$29,509	$27,997
Research and development	166	60
Marketing and sales	12,860	28,744

The following table sets forth our results of operations data for each of the periods indicated as a percentage of total revenues:

	Fiscal Year Ended June 30,
	2020	2019
Revenues:
Subscription	58%	52%
Maintenance	29	33
Perpetual license	6	8
Other	7	7
Total revenues	100	100
Cost of revenues	17	17
Gross profit	83	83
Operating expenses:
Research and development	47	48
Marketing and sales	18	22
General and administrative	17	18
Total operating expenses	82	88
Operating income (loss)	1	(5)
Other non-operating expense, net	(21)	(44)
Finance income	2	3
Finance costs	(4)	(4)
Loss before income tax expense	(22)	(50)
Income tax expense	—	(3)
Net loss	(22)	(53)

Amounts include share-based payment expense, as follows:
Cost of revenues	1%	1%
Research and development	13	12
Marketing and sales	3	3
General and administrative	3	4

Amounts include amortization of acquired intangible assets, as follows:
Cost of revenues	2%	2%
Research and development	—	—
Marketing and sales	1	2

Fiscal Year Ended 2020 and 2019
Revenues

	Fiscal Year Ended June 30,
	2020	2019	$ Change	% Change
	(U.S. $ in thousands)
Subscription	$931,455	$633,950	$297,505	47%
Maintenance	469,350	394,526	74,824	19
Perpetual license	95,162	93,593	1,569	2
Other	118,206	88,058	30,148	34
Total revenues	$1,614,173	$1,210,127	$404,046	33

Total revenues increased $404.0 million, or 33%, in the fiscal year ended June 30, 2020 compared to the fiscal year ended June 30, 2019. Growth in total revenues was attributable to increased demand for our products from both new and existing customers. Of total revenues recognized in the fiscal year ended June 30, 2020, over 90% was attributable to sales to customer accounts existing on or before June 30, 2019. Our number of total customers increased to 174,097 at June 30, 2020 from 152,727 at June 30, 2019.
Subscription revenues increased $297.5 million, or 47%, in the fiscal year ended June 30, 2020 compared to the fiscal year ended June 30, 2019. The increase in subscription revenues was primarily attributable to additional subscriptions from our existing customer base. As customers increasingly adopt our cloud-based subscription services and term-based licenses for our on-premises Data Center products for their business needs, we expect our subscription revenues to continue to increase in future periods.
Maintenance revenues increased $74.8 million, or 19%, in the fiscal year ended June 30, 2020 compared to the fiscal year ended June 30, 2019. The increase in maintenance revenues was primarily attributable to growing renewal of software maintenance contracts from our customers related to our perpetual license software offerings.
Perpetual license revenues increased $1.6 million, or 2%, in the fiscal year ended June 30, 2020 compared to the fiscal year ended June 30, 2019. The increase in perpetual license revenues was attributable to additional licenses to existing customers.
Other revenues increased $30.1 million, or 34%, in the fiscal year ended June 30, 2020 compared to the fiscal year ended June 30, 2019. The increase in other revenues was primarily attributable to an increase in revenue from sales of third-party apps through our Atlassian Marketplace.
Total revenues by geography were as follows:

	Fiscal Year Ended June 30,
	2020	2019	$ Change	% Change
	(U.S. $ in thousands)
Americas	$802,499	$603,959	$198,540	33%
EMEA	633,735	474,712	159,023	33
Asia Pacific	177,939	131,456	46,483	35
Total revenues	$1,614,173	$1,210,127	$404,046	33
Cost of Revenues

	Fiscal Year Ended June 30,
	2020	2019	$ Change	% Change
	(U.S. $ in thousands)
Cost of revenues	$268,807	$210,285	$58,522	28%
Gross margin	83%	83%

Cost of revenues increased $59 million, or 28%, in the fiscal year ended June 30, 2020 compared to the fiscal year ended June 30, 2019. The overall increase was primarily due to an increase of $25.4 million in hosting fees paid to the third party providers and an increase of $21.1 million in compensation expense for employees and contractors.
We increased our headcount during the period to meet the higher demand for our products and services from our customers. We expect to continue to invest in additional personnel as we scale. Over time, we expect the revenue from our cloud subscription business to grow as a percentage of total revenues. As a result, we intend to continue to invest in our cloud infrastructure. We expect that cost of revenues will increase in absolute dollars and may increase as a percentage of revenues in future periods.

Operating Expenses
Research and development

	Fiscal Year Ended June 30,
	2020	2019	$ Change	% Change
	(U.S. $ in thousands)
Research and development	$763,188	$579,134	$184,054	32%
Research and development expenses increased $184.1 million, or 32%, in the fiscal year ended June 30, 2020 compared to the fiscal year ended June 30, 2019. The overall increase was primarily a result of an increase of $154.9 million in compensation expense for employees and contractors (which includes an increase of $55.1 million in share-based payment expenses) and an increase of $19.2 million in professional services.
We increased our research and development headcount during the period in order to enhance and extend our service offerings and develop new technologies. We expect that research and development expenses will increase in absolute dollars and may increase as a percentage of revenues in future periods as we continue to invest in additional personnel and technology to support the development, improvement and integration of technologies. We have not capitalized any research and development costs during fiscal year 2020 and 2019.
Marketing and sales

	Fiscal Year Ended June 30,
	2020	2019	$ Change	% Change
	(U.S. $ in thousands)
Marketing and sales	$299,683	$268,356	$31,327	12%
Marketing and sales expenses increased $31.3 million, or 12%, for the fiscal year ended June 30, 2020, compared to the fiscal year ended June 30, 2019. Marketing and sales expenses increased primarily due to an increase of $29.5 million in compensation expense for employees and an increase of $11.0 million in professional services, offset by a decrease of $15.9 million in amortization of acquired intangible assets. Our marketing and sales headcount increased during the period as a result of hiring additional personnel to expand our relationship with our existing customers and to attract new customers.
General and administrative

	Fiscal Year Ended June 30,
	2020	2019	$ Change	% Change
	(U.S. $ in thousands)
General and administrative	$268,409	$215,714	$52,695	24%
General and administrative expenses increased $52.7 million, or 24%, in the fiscal year ended June 30, 2020 compared to the fiscal year ended June 30, 2019. The increase was primarily due to an increase of $25.8 million in compensation expense for employees and contractors, an increase of $9.9 million in professional services and an increase of $5.4 million in software subscription expense. Our general and administrative headcount increased during the period as we added personnel to support our growth.
Other non-operating expense, net

	Fiscal Year Ended June 30,
	2020	2019	$ Change	% Change
	(U.S. $ in thousands)
Other non-operating expense, net	$(338,486)	$(535,453)	$196,967	**
_______________________
** Not meaningful

Other non-operating expense, net decreased $197.0 million in the fiscal year ended June 30, 2020, compared to the fiscal year ended June 30, 2019. The decrease was primarily due to the net impact from the mark to fair value of the embedded exchange feature of the Notes and the related capped call transactions of $198.0 million. Please refer to Note 16, “Exchangeable Senior Notes,” to the notes to our consolidated financial statements for more details.
Income tax expense

	Fiscal Year Ended June 30,
	2020	2019	$ Change	% Change
	(U.S. $ in thousands)
Income tax expense	$(4,445)	$(32,065)	$27,620	**
Effective tax rate	**	**
** Not meaningful
We reported a tax expense of $4.4 million on pretax loss of $346.2 million for the fiscal year ended June 30, 2020, as compared to a tax expense of $32.1 million on pretax loss of $605.6 million for the fiscal year ended June 30, 2019. Our effective tax rate substantially differed from the U.K. statutory income tax rate of 19.0% primarily due to different tax rates in foreign jurisdictions such as the U.S. and Australia, the recognition of significant permanent differences during the fiscal years ended 2020 and 2019, and non-cash charges to adjust the carrying value of our U.S. and Australian deferred tax assets due to changes in our assessment of the realizability of our U.S. and Australian deferred tax assets. In June 2019, as a result of our assessment of the realizability of its Australian deferred tax assets, we recorded non-cash charges to tax expense of $54.7 million to reduce the carrying value of these assets. Our assessment of the realizability of our Australian and U.S. deferred tax assets is based on all available positive and negative evidence. Such evidence includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, and the carry-forward periods available for the utilization of deferred tax assets.
Significant permanent differences included non-deductible charges related to the Notes, nondeductible share-based payment expense and research and development incentives.
See Note 8, “Income Tax,” to the notes to our consolidated financial statements for our reconciliation of loss before income tax expense to income tax expense. A change in our global operations could result in changes to our effective tax rates, future cash flows and overall profitability of our operations.
B. Liquidity and Capital Resources
As of June 30, 2020, we had cash and cash equivalents totaling $1.5 billion, short-term investments totaling $676.1 million and trade receivables totaling $112.0 million. Since our inception, we have primarily financed our operations through cash flows generated by operations.
Our cash flows from operating activities, investing activities, and financing activities for the fiscal years ended 2020, 2019 and 2018 were as follows:

	Fiscal Year Ended June 30,
	2020	2019	2018
	(U.S. $ in thousands)
Net cash provided by operating activities	$574,210	$466,342	$311,456
Net cash used in investing activities	(318,931)	(604,198)	(51,696)
Net cash provided by (used in) financing activities	(42,575)	(3,187)	906,789
Effect of exchange rate changes on cash and cash equivalents	(1,176)	(855)	(630)
Net increase (decrease) in cash and cash equivalents	$211,528	$(141,898)	$1,165,919
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
Cash provided by operating activities has historically been affected by the amount of net income (loss) adjusted for non-cash expense items such as depreciation and amortization, depreciation of right-of-use assets, non-coupon impact related to the Notes and capped calls and expense associated with share-based awards, the timing of employee-related costs such as bonus payments, collections from our customers, which is our largest source of operating cash flows, and changes in other working capital accounts.
Accounts impacting working capital consist of trade receivables, prepaid expenses and other current assets, trade and other payables, current provisions, and current deferred revenue. Our working capital may be impacted by various factors in future periods, such as billings to customers for subscriptions, licenses and maintenance services and the subsequent collection of those billings or the amount and timing of certain expenditures.
Net cash provided by operating activities was $574.2 million for the fiscal year ended June 30, 2020, as a result of $346.2 million in loss before income tax expense adjusted by non-cash charges including the net loss of marking to fair value of the embedded exchange feature of the Notes and related capped call transactions of $336.0 million, debt discount and issuance cost amortization of $35.6 million, share-based payment expense of $313.4 million, depreciation and amortization of $62.3 million, and depreciation of our right-of-use assets of $35.1 million. The net increase of $143.0 million from our operating assets and liabilities was primarily attributable to a $131.5 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts and a $51.5 million increase in our trade and other payables, provisions and other non-current liabilities, offset by a $29.4 million increase in trade receivables and a $10.6 million increase in prepaid expenses and other assets. Net cash provided by operating activities was also impacted by interest received of $29.2 million and income tax paid, net of tax refund received of $17.9 million.
Net cash provided by operating activities was $466.3 million for the fiscal year ended June 30, 2019, as a result of $605.6 million in loss before income tax expense adjusted by non-cash charges including the net loss of marking to fair value of the embedded exchange feature of the Notes and related capped call transactions of $533.9 million, depreciation and amortization of $70.2 million, share-based payment expense of $257.8 million and debt discount and issuance cost amortization of $33.9 million. The net increase of $169.0 million from our operating assets and liabilities was primarily attributable to a $122.5 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts and a $75.6 million increase in trade and other payables, provisions and other non-current liabilities, offset by a $30.2 million increase in trade receivables. Net cash provided by operating activities was also impacted by interest received of $30.3 million and tax refunds received, net of income tax paid of $7.0 million.
Net cash used in investing activities during the fiscal year ended June 30, 2020 was $318.9 million. This was primarily related to purchases of investments totaling $985.9 million, cash paid for business combinations, net of cash acquired, totaling $53.2 million and capital expenditures totaling $35.7 million, offset by cash received from the maturing of investments which totaled $513.3 million and proceeds from sales of investments of $245.5 million.
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
Net cash used in financing activities for the fiscal year ended June 30, 2020 was $42.6 million and was primarily related to payments of lease obligations of $38.1 million and coupon interest payments on the Notes of $(6.3) million, offset by proceeds from exercises of employee share options of $1.8 million.
Net cash used by financing activities for the fiscal year ended June 30, 2019 was $3.2 million and was primarily related to coupon interest payments on the Notes of $6.3 million, offset by proceeds from exercises of employee share options of $3.5 million.

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
While our significant accounting policies are more fully described in Note 2, “Summary of Significant Accounting Policies” to the notes to our consolidated financial statements, the following accounting policies involve a greater degree of judgment and complexity. Accordingly, these are the accounting policies we believe are the most critical to aid in fully understanding and evaluating our financial condition and results of operations.
Revenue recognition
Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. The revenue recognition policy is consistent for sales generated directly with customers and sales generated indirectly through solution partners and resellers.
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
The timing of revenue recognition may differ from the timing of billing our customers. We receive payments from customers based on a billing schedule as established in our contracts. Contract assets are recognized when performance is completed in advance of scheduled billings. Deferred revenue is recognized when billings are in advance of performance under the contract. Our revenue arrangements include standard warranty provisions that our products and services will perform and operate in all material respects, with the applicable published specifications, the financial impacts which have historically been and are expected to continue to be insignificant. Our contracts do not include a significant financing component.
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

Recognition of revenue
Revenue recognized from contracts with customers is disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. We report our revenues in four categories: (i) subscription, (ii) maintenance, (iii) perpetual license, and (iv) other. In addition, we present revenue by geographic region in Note 15, “Revenue,” to the notes to our consolidated financial statements.
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
Perpetual license revenues
Perpetual license revenues represent fees earned from the license of software to customers for use on the customer’s premises other than Data Center products. Software is licensed on a perpetual basis. Perpetual license revenues consist of the revenues recognized from sales of licenses to new customers and additional licenses to existing customers. We typically recognize revenue on the license portion of perpetual license arrangements once the customer obtains control of the license, which is generally upon delivery of the license.
Other revenues
Other revenues include primarily fees received for sales of third-party apps in the Atlassian Marketplace. Technical account management, consulting and training services are also included in other revenue. Revenue from the sale of third-party apps via Atlassian Marketplace is recognized at the date of product delivery given that all of our obligations have been met at that time and on a net basis as we function as the agent in the relationship. Revenue from technical account management is recognized over the time period that the customer has access to the service. Revenue from consulting and training is recognized over time as the services are performed.
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
During the measurement period, which may be up to one year from the date of acquisition, we may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed based on additional information obtained affecting the fair value of those assets and liabilities, with the corresponding offset to goodwill. In addition, uncertain tax positions are initially established in connection with a business combination as of the acquisition date. We continue to collect information and reevaluate these provisional estimates and assumptions as deemed reasonable by management. We record any adjustments to these provisional estimates and assumptions against goodwill provided they arise within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations.
Goodwill
Goodwill is the excess of the aggregate of the consideration transferred over the identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment annually during the fourth quarter of our fiscal year and when circumstances indicate that the carrying value may be impaired. We perform our annual goodwill impairment test at the level of our operating segment as there are no lower levels within the Group at which goodwill is monitored. Impairment is determined for goodwill by assessing the recoverable amount of the operating segment. When the recoverable amount of the operating segment is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
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
The estimated useful lives for each intangible asset class are as follows:

Patents, trademarks and other rights	1 - 12 years
Customer relationships	2 - 10 years
Acquired developed technology	2 - 7 years
Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired. When the recoverable amount of an intangible asset is less than its carrying amount, an impairment loss is recognized.
Impairment of non-financial assets
At the end of each reporting period, we assess whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, we estimate the asset’s recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. An asset’s recoverable amount is the higher of an asset’s or cash generating unit (“CGU”)’s fair value less costs of disposal and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.
Leases
In January 2016, the IASB issued IFRS 16, which supersedes the previous leases standard, IAS 17, Leases and related interpretations. The standard introduced a single lessee accounting model and requires a lessee to recognize leases on its statement of financial position, represented by right-of-use assets and lease obligations. We adopted IFRS 16 as of July 1, 2019, using the modified retrospective method and, therefore, the comparatives for fiscal years 2019 and 2018 have not been restated.
Prior to adoption of IFRS 16
The determination of whether an arrangement is or contains a lease is based on the substance of the arrangement at the inception date, whether fulfillment of the arrangement is dependent on the use of a specific asset or assets or the arrangement conveys a right to use the asset, even if that right is not explicitly specified in an arrangement. We categorize leases at their inception as either operating or finance leases. Expenses incurred in operating leases (net of any incentives received from the lessor) are recognized on a straight-line basis over the term of the lease.
After adoption of IFRS 16
Group as lessee
We determine if an arrangement is a lease at inception. Our lease agreements generally contain lease and non-lease components. Lease payments under our lease arrangements are primarily fixed. Non-lease components primarily include payments for maintenance and utilities and are expensed as incurred.
Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, because the interest rate implicit in our leases is not readily determinable. Our incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Our lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We generally use the base, non-cancelable, lease term when determining lease liabilities. We reassess the lease term if and when a significant event or change in circumstances occurs within the control of the Group.
Right-of-use assets are recognized at cost at the lease commencement date. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct cost incurred, any prepaid lease payments less lease incentives and an estimate of restoration cost. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.
We apply the short-term lease recognition exemption for our short-term leases and leases of low-value assets. Short-term leases are leases with a lease term of 12 months or less. Low-value assets are primarily comprised of office equipment. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis over the lease term.
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
Deferred tax assets are recognized to the extent that they are expected to reverse in the foreseeable future and it is probable that they will be able to be utilized against future taxable income, based on our forecast of future results of operations. Deferred tax assets are adjusted for significant non-taxable income, expenses and specific limits on the use of any unused tax loss or credit. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

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
Deferred tax assets are recognized for deductible temporary differences for which management considers it is probable that future taxable income will be available to utilize those temporary differences. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income, together with future tax-planning strategies. Assumptions about the generation of future taxable income depend on management’s estimates of future cash flows, future business expectations, capital expenditures, dividends, and other capital management transactions. Management judgment is also required in relation to the application of income tax legislation, which involves complexity and an element of uncertainty. Where management judgment is found to be misplaced, some or all of recognized deferred tax asset and liability carrying amounts may require adjustment, resulting in a corresponding credit or charge to the consolidated statements of operations.
New Standards, Interpretations and Amendments Not Yet Adopted in Fiscal Year 2020
The IASB has issued other amendments resulting from improvements to IFRS that management considers do not have any impact on the accounting policies, financial position or performance of the Group. We do not expect them to have a material impact on our accounting policies.
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
As a company, we prioritize research and development above all other operating investments. Over the last two fiscal years, we invested $989.1 million in research and development activities, excluding share-based compensation, translating to 35.0% of the revenue generated over the same period. During this period, we released new versions, features, and cloud platform capabilities to drive existing customer success and expansion as well as attract new customers to our products.
As of June 30, 2020, over 50% of our employees were involved in research and development activities. Our research and development organization is primarily distributed across six locations: Sydney, Australia, the San Francisco Bay Area, California, New York, New York, Austin, Texas, Bengaluru, India, and Ankara, Turkey. In addition, we conduct research and development activities at our partner location in Gdansk, Poland.
Our research and development organization consists of flexible and dynamic teams that follow agile development methodologies to enable rapid product releases across our various platforms: cloud, server and data center. In addition to investing in our internal development teams, we invest heavily in our developer ecosystem to enable external software developers to build features and solutions on top of our platform. Given our relentless focus on the customer, we work closely with our customers to develop our products, and have designed a development process that incorporates the feedback that matters most from our users. From maintaining an active online community to measuring user satisfaction for our products, we are able to address our users’ greatest needs.

Intellectual Property
We protect our intellectual property through a combination of trademarks, domain names, copyrights, trade secrets and patents, as well as contractual provisions and restrictions governing access to our proprietary technology.
We registered ‘‘Atlassian’’ as a trademark in the United States, Australia, the EU, Russia, China, Japan, Switzerland, Norway, Singapore, Israel, Korea, and Canada. We have also registered or filed for trademark registration of product-related trade names and logos in the United States, Australia, the EU, Brazil, Russia, India, and China, and certain other jurisdictions, and will pursue additional trademark registrations to the extent we believe it would be beneficial and cost effective.
As of June 30, 2020, we had 117 issued patents and have over 200 applications pending in the United States. We also have a number of patent applications pending before the European Patent Office. These patents and patent applications seek to protect proprietary inventions relevant to our business. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost effective.
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
D. Trend Information
We operate with a long-term mindset to drive durable growth measured over decades.
In the fiscal year ended June 30, 2020, we completed the full rollout of free cloud editions across our core products - Jira Software, Confluence and Jira Service Desk. We also launched the Atlassian Cloud Enterprise, a complete ladder of cloud editions to fit any size customer’s needs. This is the direct result of our multi-year investment in our cloud platform.
Migrating our larger customers to the cloud is one of our most important priorities over the next several years. Consistent with our strategy, our server business is slowing. As a result, we expect perpetual license revenue, mainly driven by new server sales and upgrades, will decline in the fiscal year ending June 30, 2021. Maintenance revenue, mainly driven by server renewals, will be flat year over year as we expect a smaller impact from price increases and a growing impact from server migrations.
While COVID-19 did not have a material adverse impact on our financial condition or results of operations during the fiscal year ended June 30, 2020, the extent to which COVID-19 ultimately impacts our business, results of operations, and financial position will depend on future developments, which are uncertain and cannot be predicted at this time. For example, while our diverse customer base is a competitive advantage for us and helps fuel our low-friction flywheel sales model, we have revenue exposure to customers who are small- and medium-sized businesses and to industries that may be disproportionately impacted by COVID-19. Also, a majority of our cloud customers choose to be billed on a monthly basis and many of these customers are small and medium-sized businesses that may be adversely impacted by COVID-19. In addition, we may experience elongated sales cycles and extended payment terms and concessions as the economic and social impacts of COVID-19 become more fully realized.
Across our deployment options, we expect to see less revenue growth in the fiscal year ending June 30, 2021 from pricing and packaging. Any pricing optimizations will be specifically targeted to support our long-term business strategy. We will offer loyalty discounts to incentivize eligible existing enterprise server customers to migrate to our cloud products. We will also continue to support our customers that are facing challenging times as a result of COVID-19’s impact on the macroeconomy.
We’ll continue investing to pursue the large market opportunities ahead of us, despite macroeconomic headwinds and slower revenue growth. We expect to invest in additional personnel as we scale, with the majority in research and development. We plan to invest in our platform, cloud services, migration tools, new product initiatives, and in improvements across the cloud portfolio. We expect our operating income and operating cash flow to decrease in the fiscal year ended June 30, 2021.
Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the current fiscal year that are reasonably likely to have a material effect on our revenues, income, profitability, liquidity or capital reserves, or that caused the disclosed financial information to be not necessarily indicative of future results of operations or financial conditions.
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
F. Contractual Obligations and Commitments
Our principal contractual obligations primarily consist of obligations under our Notes, leases for office space, contractual commitments for hosting services and capital purchase obligations for the construction or purchase of property and equipment.
At June 30, 2020 contractual obligations, were as follows:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
	(U.S. $ in thousands)
Exchangeable senior notes (1)	$2,211,244	$2,211,244	$—	$—	$—
Lease liabilities (2)	297,082	41,584	109,015	54,325	92,158
Purchase obligations	235,002	90,972	144,030	—	—
Capital purchase obligations	9,781	9,781	—	—	—
Total	$2,753,109	$2,353,581	$253,045	$54,325	$92,158
(1) As of June 30, 2020, the closing price exchange condition of the Notes has been met and the Notes and exchange derivative liability are classified as current on our consolidated statements of financial position and may be due in less than one year. The amount related to the Notes represent the if-exchanged value using stock price as of June 30, 2020. Refer to Note 16, “Exchangeable Senior Notes,” to the notes to our consolidated financial statements for more details on the Notes.
(2) Lease liabilities represent undiscounted lease payments excluding certain low-value and short-term leases. For further information, refer to Note 2, “Summary of Significant Accounting Policies,” and Note 12, “Leases,” to the notes to our consolidated financial statements.
G. Safe Harbor
See “Special Note Regarding Forward-Looking Statements.”
Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information for our directors and executive officers, including their ages as of June 30, 2020. Unless otherwise stated, the address for our non-employee directors and executive officers, other than Messrs. Cannon-Brookes and Farquhar, is 350 Bush Street, Floor 13, San Francisco, California 94104. The address for Messrs. Cannon-Brookes and Farquhar is Level 6, 341 George Street, Sydney, NSW, 2000, Australia.

Name	Age	Position
Executive Officers and Employee Directors:
Michael Cannon-Brookes	40	Co-Founder, Co-Chief Executive Officer and Director
Scott Farquhar	40	Co-Founder, Co-Chief Executive Officer and Director
Jay Simons (1)	47	President
James Beer	59	Chief Financial Officer
Erika Fisher	35	General Counsel
Tami Rosen	49	Chief People Officer
Sri Viswanath	45	Chief Technology Officer

Non-Employee Directors:
Shona L. Brown (2)	54	Director and Chair
Heather Mirjahangir Fernandez (3)(4)	44	Director
Sasan Goodarzi (2)	52	Director
Jay Parikh (2)	47	Director
Enrique Salem (3)(4)	54	Director
Steven Sordello (3)	51	Director
Richard P. Wong (4)	51	Director
__________________________________

(1) Mr. Simons continued to serve as the Company’s President until his departure from the Company in August 2020.
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
Jay Simons has served as our President since August 2011 through August 2020. From June 2008 to August 2011, Mr. Simons served as our Vice President of Sales and Marketing. From October 2005 to May 2008, Mr. Simons served in various roles, including Vice President, Marketing, at BEA Systems, Inc., an enterprise software company, which was acquired by Oracle Corporation in 2008. From 1998 to 2005, Mr. Simons served in various roles, including Vice President, Product Marketing & Strategy, at Plumtree Software, Inc., a web software company, which was acquired by BEA Systems, Inc. in 2005. Mr. Simons is currently a director of HubSpot, Inc., a cloud-based marketing and sales software platform company. Mr. Simons holds a Bachelor of Arts in political science and environmental science from the University of Washington.

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
Erika Fisher has served as our General Counsel since July 2019. From April 2016 to July 2019, Ms. Fisher served multiple roles at Atlassian, including Legal Counsel, Privacy & Product Counsel and Head of Privacy before becoming General Counsel. From November 2013 to March 2016, Ms. Fisher served as an Associate at Goodwin Procter LLP, focusing her practice on technology companies and intellectual property transactions. From January 2012 to June 2013, Ms. Fisher was an Associate at Weil, Gotshal & Manges LLP, where she worked on real estate and structured finance transactions. Ms. Fisher began her legal career as a judicial intern in both the U.S. District Court for the Southern District of Florida and the U.S. District Court for the Middle District of Florida. Ms. Fisher holds a Juris Doctorate (JD) degree from the University of Pennsylvania, a Certificate in Business and Public Policy from the Wharton School, and a Bachelor of Arts degree from the University of Miami.
Tami Rosen has served as our Chief People Officer since January 2020. From April 2018 to January 2020, Ms. Rosen served as Chief People Officer at Luminar Technologies, and became their advisor from January 2020 to April 2020. From July 2015 to May 2019, Ms. Rosen served as Vice President of People at Quora from May 2017 to February 2018. From January 2014 to April 2017, Ms. Rosen served as the Senior Director Human Resources/Faculty of Apple University at Apple. From May 1997 to October 2013, Ms. Rosen held multiple leadership roles at Goldman Sachs, including Managing Director of Human Capital Management, Divisional HR Head for the Investment Management Division, Global HR Co-Head for the Federation Divisions, Co-Head of Federation Experience Hire Recruiting, and Divisional HR Head for the Operations Division. Ms. Rosen holds a Bachelor of Arts degree in Law and Society from Binghamton University.
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
Non-Employee Directors
Shona L. Brown has served on our board of directors since November 2015 and as chair of our board of directors since April 2018. Dr. Brown is currently an independent advisor. She served as a senior advisor to Google Inc., an Internet search and technology company, from January 2013 until November 2015. From April 2011 to December 2012, Dr. Brown served as Senior Vice President of Google.org, Google's charitable organization. From 2003 to 2011, Dr. Brown served as Vice President and later as Senior Vice President, Business Operation of Google Inc. From 1995 to 2003, Dr. Brown was a consultant at McKinsey & Company, where she served as a partner from 2000 to 2003. Dr. Brown is currently a director of PepsiCo, Inc., a food and beverage company, as well as several private companies and non-profit organizations. Dr. Brown holds a Bachelor of Computer Systems Engineering from Carleton University, a Master of Arts in philosophy and economics from Oxford University, and a Ph.D. in industrial engineering and industrial management from Stanford University.
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

B. Compensation
Executive Officers’ Compensation
For the fiscal year ended June 30, 2020, we paid an aggregate of $3,615,460 in cash compensation and benefits to our executive officers, including our Co-Chief Executive Officers who also served as employee directors. We paid our executive officers a base salary and annual cash bonus and made contributions to their retirement funds; however, Messrs. Cannon-Brookes and Farquhar each opted not to participate in our bonus for fiscal year 2020.
Directors’ Compensation
Employee Directors
For the fiscal year ended June 30, 2020, we did not pay our employee directors any compensation for their services as directors. The table below sets forth the compensation paid to our employee directors for their services as executive officers for the fiscal year ended June 30, 2020:

Fiscal Year Ended June 30, 2020 Employee Directors’ Compensation (U.S. $) (1)

Name	Salary/Fees(2)	Benefits	Annual Bonus(3)	Long-Term Incentive	Retirement Benefits(4)	Total
Michael Cannon-Brookes	$46,323	$269	$—	$—	$4,426	$51,018
Scott Farquhar	$50,183	$201	$—	$—	$4,787	$55,171

(1)For the fiscal year ended June 30, 2020, the cash compensation for our employee directors were set, and paid, in Australian dollars. Currency received by our employee directors in Australian dollars have been converted into U.S. dollars using a monthly average exchange rate for fiscal year 2020 of AUD 1.49 to USD 1.00.
(2)Messrs. Cannon-Brookes and Farquhar each opted for their salaries to be reduced to AUD $74,653.28, the annualized statutory minimum wage in Australia, effective July 1, 2019.
(3)Messrs. Cannon-Brookes and Farquhar each opted not to participate in our bonus plan during the fiscal year ended June 30, 2020.
(4)These amounts represent our contributions to each employee director's retirement fund, as required by applicable jurisdictional law.
Non-Employee Directors
On December 4, 2019 our shareholders approved a new policy (the “Director Compensation Policy”), effective as of December 4, 2019, pursuant to which our non-employee directors are eligible to receive the following cash retainers and equity awards (U.S. $):

Annual Retainer for Board of Directors Membership
Annual service on the board of directors	$55,000
Additional retainer for annual service as chair of the board of directors	$50,000

Additional Annual Retainer for Committee Chairs
Annual service as chair of the Audit Committee	$20,000
Annual service as chair of the Compensation and Leadership Development Committee	$15,000
Annual service as chair of the Nominating and Corporate Governance Committee	$10,000
On the date of each annual general meeting (“AGM”), each non-employee director who continues as a non-employee director following the AGM is granted RSUs on the date of such AGM having a value of $250,000 (the “Annual Grant”). A new non-employee director who joins other than at an AGM (on the first eligible grant date following their appointment to our board of directors) is granted a pro-rata proportion of an Annual Grant based on the time between their appointment and the next AGM. The Annual Grant vests in full on the earlier of: (i) the one-year anniversary of the grant date; and (ii) the next AGM, subject to continued service as a director through the applicable vesting date, unless the Compensation and Leadership Development Committee determines that circumstances warrant continuation of vesting.

All awards granted to our non-employee directors are subject to 100% accelerated vesting upon the sale of the company.
We reimburse all reasonable expenses incurred by non-employee directors in connection with their service on our board of directors. This would include expenses incurred for attending board or committee meetings, or we may alternatively provide a travel allowance for such purpose. We may reimburse reasonable expenses for items which, for tax purposes, would be treated as a taxable benefit, in which case we may also pay any such tax on behalf of the non-employee director or provide a tax gross-up. In addition, we provide liability-related insurance and indemnification benefits to our directors.
Each of our non-employee directors is required, within four years following their first election to our board of directors (or, if later, from the effective date of our Director Compensation Policy), to own Class A ordinary shares having an aggregate value of at least $250,000.
For the fiscal year ended June 30, 2020, we paid our non-employee directors in accordance with our Director Compensation Policy. The table below sets forth the compensation paid to our non-employee directors for the fiscal year ended June 30, 2020:
Fiscal Year Ended June 30, 2020 Non-Employee Directors’ Compensation (U.S. $)

Name	Salary/Fees	Benefits	Annual Bonus	Long-Term Incentives(5)		Retirement Benefits	Total
Shona Brown (1)	$102,500	—	—	$250,027	(6)	—	$352,527
Heather Mirjahangir Fernandez	$52,500	—	—	$250,027	(6)	—	$302,527
Sasan Goodarzi (2)	$60,000	—	—	$250,027	(6)	—	$310,027
Jay Parikh	$52,500	—	—	$250,027	(6)	—	$302,527
Enrique Salem	$52,500	—	—	$250,027	(6)	—	$302,527
Steven Sordello (3)	$72,500	—	—	$250,027	(6)	—	$322,527
Richard P. Wong (4)	$62,500	—	—	$250,027	(6)	—	$312,527

(1) Dr. Brown was the chair of the Compensation and Leadership Development Committee through December 31, 2019 and chair of the board of directors.
(2) Mr. Goodarzi was the chair of the Compensation and Leadership Development Committee from January 1, 2020 through June 30, 2020.
(3) Mr. Sordello was the chair of the Audit Committee.
(4) Mr. Wong was the chair of the Nominating and Corporate Governance Committee.
(5) The equity awards are not subject to performance measures, so the value of the equity awards have been included in full, notwithstanding that the equity awards are subject to outstanding service-based vesting conditions.
(6) Each continuing non-employee member of our board of directors received an Annual Grant.
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
Executive Bonus Plan
We paid cash incentive bonuses to our executive officers for the fiscal year ended June 30, 2020 pursuant to our annual executive bonus plan (the “FY20 Bonus Plan”). Messrs. Cannon-Brookes and Farquhar each opted not to participate in the FY20 Bonus Plan.
The FY20 Bonus Plan provided our executive officers with an opportunity to earn an annual bonus payment with a target equal to 50% to 60% of their base salary and a maximum payout equal to 125%, as applicable, of their base salary, based on company performance (measured by revenue) and individual performance. In fiscal year 2020, payout to our executive officers pursuant to the FY20 Bonus Plan was equal to 100% of each executive officer’s bonus target amount.
Retirement Benefits
For the fiscal year ended June 30, 2020, we contributed approximately $9,213 into retirement funds on behalf of our executive officers in Australia (as required by applicable jurisdictional law), and approximately $58,367 into a tax qualified retirement plan (the “401(k) Plan”) on behalf of our executive officers in the United States. Currency received by our employee directors in Australian dollars have been converted into U.S. dollars using a monthly average exchange rate for fiscal year 2020 of AUD $1.49 to U.S. $1.00.
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
During the fiscal year ended June 30, 2020, we granted 199,236 RSUs in the aggregate under our 2015 Share Incentive Plan (the “2015 Plan”) to our non-employee directors and executive officers. Our non-employee directors were granted equity awards during such fiscal year in accordance with the Director Compensation Policy.
As of June 30, 2020, our executive officers held options to purchase 345,500 Class A ordinary shares, and 443,553 RSUs. As of June 30, 2020, our directors held 16,190 RSUs.
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
We initially reserved 20,700,000 Class A ordinary shares for the issuance of awards under the 2015 Plan. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each July 1, beginning on July 1, 2016, by 5% of the outstanding Class A ordinary shares on the immediately preceding June 30th or such lesser number of Class A ordinary shares as determined by the cCompensation and Leadership Development Committee in its discretion. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. As of June 30, 2020, 7,371,743 RSUs, 9,582 restricted Class A ordinary shares, and 99,587 options to purchase Class A ordinary shares at a weighted-average exercise price of approximately $0.73 remained outstanding under the 2015 Plan.
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
Atlassian UK Employee Share Option Plan
The Share Option Plan was adopted in November 2013. Following our IPO in December 2015, we no longer grant any equity awards under this plan and any shares remaining available for issuance were cancelled. The Share Option Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2020, options to purchase 11,778 Class A ordinary shares remained outstanding under the Share Option Plan at a weighted-average exercise price of approximately $3.18 per share.
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
2013 U.S. Share Option Plan
The 2013 Plan was adopted in November 2013. Following our IPO in December 2015, we no longer grant any equity awards under this plan and any shares remaining available for issuance were cancelled. The 2013 Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2020, options to purchase 346,809 Class A ordinary shares remained outstanding under the 2013 Plan at a weighted-average exercise price of approximately $3.18 per share.
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
2014 Restricted Share Unit Plan
The 2014 Plan was adopted in March 2014. Following our IPO in December 2015, we no longer grant any equity awards under this plan and any shares remaining available for issuance were cancelled. As of June 30, 2020, no RSUs remained outstanding under the 2014 Plan.
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
Audit Committee
Messrs. Salem and Sordello and Ms. Mirjahangir Fernandez, each of whom is a non-employee director, comprise our Audit Committee. Mr. Sordello is the chair of our Audit Committee. Our board of directors has determined that each of the members of our Audit Committee satisfies the requirements for independence and financial literacy under the listing standards of NASDAQ and SEC rules and regulations. Our board of directors has determined that Mr. Sordello qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the NASDAQ listing standards. Our Audit Committee is responsible for, among other things:
•selecting and hiring our independent registered public accounting firm;
•evaluating the performance and independence of our independent registered public accounting firm and the performance of the company’s internal audit function;
•approving the audit and pre-approving any non-audit services to be performed by our independent registered public accounting firm;
•reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;
•reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;
•overseeing and reviewing our guidelines and policies that govern the process by which our exposure to risk is assessed and managed by management
•overseeing procedures for the treatment of complaints on accounting, internal accounting controls, or audit matters;

•reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit and the financial statements included in our publicly filed reports; and
•reviewing and approving any proposed related person transactions.
Our Audit Committee operates under a written charter that satisfies the applicable rules and regulations of the SEC and the NASDAQ listing standards.
Compensation and Leadership Development Committee
Dr. Brown and Messrs. Goodarzi and Parikh, each of whom is a non-employee director, comprise our Compensation and Leadership Development Committee. Mr. Goodarzi is the chair of our Compensation and Leadership Development Committee. Although the rules of NASDAQ do not require the Compensation and Leadership Development Committee to be comprised entirely of independent directors for as long as we remain a foreign private issuer, our board of directors has determined that each member of our Compensation and Leadership Development Committee satisfies the requirements for independence under the NASDAQ listing standards and the applicable rules and regulations of the SEC. Each member of our Compensation and Leadership Development Committee is also a non-employee director, as defined pursuant to Rule 16b-3 promulgated under the Exchange Act. Our Compensation and Leadership Development Committee is responsible for, among other things:
•reviewing and evaluating our Co-Chief Executive Officers' and other executive officers' compensation, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements, and any other benefits, compensation or arrangements;
•administering our equity and cash compensation plans, and other material benefit programs; and
•overseeing our overall compensation philosophy, compensation plans, and benefits programs.
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
Nominating and Corporate Governance Committee
Ms. Mirjahangir Fernandez and Messrs. Salem and Wong, each of whom is a non-employee director, comprise our Nominating and Corporate Governance Committee. Mr. Wong is the chair of our Nominating and Corporate Governance Committee. Our board of directors has determined that each member of our Nominating and Corporate Governance Committee satisfies the requirements for independence under the NASDAQ listing standards. Our Nominating and Corporate Governance Committee is responsible for, among other things:
•evaluating and making recommendations regarding the composition, qualification, organization and governance of our board of directors and its committees;
•evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees; and
•reviewing and making recommendations with regard to our corporate governance guidelines.
Our Nominating and Corporate Governance Committee operates under a written charter that satisfies the NASDAQ listing standards.
D. Employees
We have made significant investments in our business to support future growth, including a substantial increase in our global employee base. As of June 30, 2020, 2019 and 2018, we had 4,907, 3,616, and 2,638 employees, respectively.
E. Share Ownership
For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Compensation” and “Item 7.A. Major Shareholders and Related Party Transactions.”

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of June 30, 2020 by:
•each executive officer;
•our directors;
•our directors and executive officers as a group; and
•each person or entity known by us to own beneficially more than 5% of any class of our outstanding shares (by number or by voting power).
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
Applicable percentage ownership is based on 128,201,296 Class A ordinary shares and 119,761,681 Class B ordinary shares outstanding as of June 30, 2020. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable or exercisable within 60 days of June 30, 2020 or issuable upon the vesting of RSUs held by the person within 60 days of June 30, 2020.
However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned
	Class A		Class B		% of Total Voting Power (1)
Name of Beneficial Owner	Shares	%	Shares	%
5% Shareholders:
Entities affiliated with Baillie Gifford & Co. (2)	7,593,631	5.92%	—	—	*
Entities affiliated with T. Rowe Price Associates, Inc. (3)	16,391,824	12.79%	—	—	*

Directors and Executive Officers:
Michael Cannon-Brookes (4)	—	—	59,299,340	49.51%	44.73%
Scott Farquhar (5)	—	—	59,299,340	49.51%	44.73%
Jay Simons (6)	876,978	*	333,000	*	*
James Beer (7)	33,927	*	—	—	*
Sri Viswanath (8)	313,253	*	—	—	*
Erika Fisher (9)	6,158	*	—	—	*
Tami Rosen	—	—	—	—	—
Shona Brown (10)	28,845	*	—	—	*
Heather Mirjahangir Fernandez (11)	13,425	*	—	—	*
Jay Parikh (12)	17,625	*	—	—	*
Enrique Salem (13)	128,432	*	—	—	*
Steven Sordello (14)	42,859	*	—	—	*
Sasan Goodarzi (15)	7,196	*	—	—	*
Richard P. Wong (16)	143,835	*	—	—	*
All directors and executive officers as a group (14 persons) (17)	1,612,533	1.26%	118,931,680	99.31%	89.8%
_________

*Represents beneficial ownership of less than 1%

(1) Percentage of total voting power represents voting power with respect to all shares of our Class A ordinary shares and Class B ordinary shares as a single class. Holders of Class A ordinary shares are entitled to one vote per share and holders of Class B ordinary shares are entitled to ten votes per share.
(2) Based on information reported by Baillie Gifford & Co (“Baillie Gifford”) on Schedule 13G filed with the SEC on January 16, 2020. Of the shares of Class A ordinary shares beneficially owned, Baillie Gifford reported that it has sole dispositive power with respect to 7,593,631 shares, and sole voting power with respect to 3,493,567 shares. Baillie Gifford listed their address as Calton Square, 1 Greenside Row, Edinburgh EH1 3AN, Scotland, UK.
(3) Based on information reported by T. Rowe Price Associates, Inc. (“T. Rowe Price”) on Schedule 13G filed with the SEC on February 14, 2020. Of the shares of Class A ordinary shares beneficially owned, T. Rowe Price reported that it has sole dispositive power with respect to 16,391,824 shares, and sole voting power with respect to 6,059,395 shares. Entities affiliated with T. Rowe Price listed their address as 100 E. Pratt Street, Baltimore, Maryland 21202.
(4) Consists of (i) 4,850,850 Class B ordinary shares held of record by Mr. Cannon-Brookes and (ii) 54,448,490 Class B ordinary shares held of record by CBC Co Pty Limited as trustee for the Cannon-Brookes Head Trust.
(5) Consists of (i) 4,850,850 Class B ordinary shares held of record by Mr. Farquhar and (ii) 54,448,490 Class B ordinary shares held of record by Skip Enterprises Pty Limited as trustee for the Farquhar Family Trust.
(6) Consists of (i) 245,720 Class B ordinary shares held of record by Mr. Simons, (ii) 87,280 Class B ordinary shares held of record by The Jay Norman Simons 2013 Annuity Trust, in which Mr. Simons shares voting and dispositive power, (iii) 511,812 Class A ordinary shares held of record by Mr. Simons, (iv) 345,500 Class A ordinary shares subject to outstanding options that are exercisable within 60 days of June 30, 2020, and (v) 19,666 RSUs that vest within 60 days of June 30, 2020.
(7) Consists of (i) 10,208 Class A ordinary shares held of record by Mr. Beer as trustee of the James A & Lael L Beer Trust and (ii) 23,719 RSUs that vest within 60 days of June 30, 2020.
(8) Consists of (i) 297,570 Class A ordinary shares held of record by Mr. Viswanath and (ii) 15,683 RSUs that vest within 60 days of June 30, 2020.
(9) Consists of (i) 1,342 Class A ordinary shares held of record by Ms. Fisher and (ii) 4,816 RSUs that vest within 60 days of June 30, 2020.
(10) Consists of 28,845 Class A ordinary shares held of record by Dr. Brown.
(11) Consists of 13,425 Class A ordinary shares held of record by Ms. Mirjahangir Fernandez.
(12) Consists of 17,625 Class A ordinary shares held of record by Mr. Parikh.
(13) Consists of 128,432 Class A ordinary shares held of record by Mr. Salem.
(14) Consists of 42,859 Class A ordinary shares held of record by Mr. Sordello.
(15) Consists of (i) 6,944 Class A ordinary shares held of record by Mr. Goodarzi and (ii) 252 RSUs that vest within 60 days of June 30, 2020.
(16) Consists of 143,835 Class A ordinary shares held of record by Mr. Wong.
(17) Consists of (i) 1,202,897 Class A ordinary shares, (ii) 118,931,680 Class B ordinary shares, (iii) options to purchase 345,500 Class A ordinary shares that are exercisable within 60 days of June 30, 2020 and (iv) 64,136 RSUs that vest within 60 days of June 30, 2020.
Two of our major shareholders, Michael Cannon-Brookes and Scott Farquhar, hold the majority of our outstanding Class B ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of June 30, 2020, approximately 0.1% of our outstanding shares were Class B shares held in the United States by one record holder. As of June 30, 2020, approximately 51.50% of our outstanding shares were Class A shares held in the United States by one record holder (Cede and Company).

As of June 30, 2020, entities affiliated with each of Artisan Partners Limited Partnership, Capital Research Global Investors, Sands Capital Management, respectively, and entities and individuals affiliated with FMR LLC each no longer hold greater than 5% of our outstanding ordinary shares.
B. Related Party Transactions
Other than as described below, during the fiscal year ended June 30, 2020, there has not been any transaction to which we were or are a party in which we, any of our directors, executive officers, associates, or holders of more than 5% of any class of our voting securities, or any affiliates or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.
RSUs
During the fiscal year ended June 30, 2020, we granted RSUs to our non-employee directors and certain of our executive officers.
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
Registration Agreement
In July 2010, our predecessor entity, Atlassian Corporation Pty Ltd., entered into a Registration Agreement with certain holders of our outstanding share capital, including Messrs. Cannon-Brookes and Farquhar. As of June 30, 2020, certain holders of our Class A ordinary shares and our Class B ordinary shares, including Messrs. Cannon-Brookes and Farquhar, are entitled to rights with respect to the registration of their shares under the Securities Act.
Atlassian Foundation
The Atlassian Foundation was established in 2008 with the vision of helping to make the world better. Together with the Atlassian Foundation International Limited, which was established in 2016, the Atlassian Foundation works on a range of different projects in conjunction with organizations including the Australian Government Department of Foreign Affairs and Trade, Brookings Center for Universal Education, Co-Impact, Educate!, Education Commission, Education Outcomes Fund, 40K Foundation, Global Business Coalition for Education, Humanitix, Raspberry Pi Foundation, Room to Read, Ruangguru, and Teach for All.
We contribute approximately 1% of our annual profits and all revenues associated with our starter licenses for on-premises products to the Atlassian Foundation. We donated $5.3 million to the Atlassian Foundation in fiscal year 2020. Additionally, since the Atlassian Foundation's inception, we have provided, at no charge, certain resources to Atlassian Foundation employees such as office space and salaries.
LinkedIn

In fiscal year 2020, we purchased approximately $5.2 million of services from LinkedIn Corporation (“LinkedIn”), for recruiting purposes, in the ordinary course of business. Mr. Sordello, one of our board members, is Chief Financial Officer of LinkedIn. The transactions between Atlassian and LinkedIn were not negotiated by Mr. Sordello. Mr. Sordello does not have a material interest in the relationship described above.
Splunk
In fiscal year 2020, we purchased $3.1 million of services from Splunk Inc. (“Splunk”) for systems monitoring purposes, in the ordinary course of business. Sri Viswanath, our Chief Technology Officer, is a director of Splunk. The contract with Splunk was not negotiated by Mr. Viswanath and was executed before he joined the board. Mr. Viswanath does not have a material interest in the relationship described above.
Intuit
In fiscal year 2020, Intuit purchased approximately $0.5 million of products from us, in the ordinary course of business. Mr. Goodarzi, one of our board members, is Chief Executive Officer and a director of Intuit. The transactions between Atlassian and Intuit were not negotiated by Mr. Goodarzi and were in the ordinary course of business. Mr. Goodarzi does not have a material interest in the relationship described above.
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

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are not a party to any material legal proceedings. From time to time we may be subject to legal proceedings and claims arising in the ordinary course of business. We investigate these claims as they arise and accrue estimates for resolution of legal and other contingencies when losses are probable and estimable. Although the results of litigation and claims cannot be predicted with certainty, we believe there was not at least a reasonable possibility that we had incurred a material loss with respect to such loss contingencies as of June 30, 2020.

Dividend Policy

While we have in the past paid limited dividends, we do not have any present or future plan to pay dividends on our shares. Any future determination as to the declaration and payment of dividends, if any, will be at the discretion of our board of directors, subject to applicable laws, and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, general business conditions, business prospects and other factors our board of directors may deem relevant.

B. Significant Changes

We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

Item 9. THE OFFER AND LISTING

A. Offer and Listing Details

The principal market in which our Class A ordinary shares are traded is on the NASDAQ Global Select Market under the symbol “TEAM.”

B. Plan of Distribution

Not applicable.

C. Markets

Our Class A ordinary shares are quoted on the NASDAQ Global Select Market under the symbol “TEAM.”

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

Item 10. ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information required by this section, including a summary of certain key provisions of our articles of association, is set forth in Exhibit 4.4 (Description of Share Capital) filed as an exhibit to our annual report filed with the SEC on August 23, 2019, and is incorporated herein by reference.

C. Material Contracts

We have not entered into any material contracts other than in the ordinary course of business and other than as may be described in “Item 4. Information on the Company,” “Item 5. Operating and Financial Review and Prospects” or elsewhere in this annual report.

D. Exchange Controls

Other than applicable taxation, anti-money laundering and counter-terrorist financing law and regulations and certain economic sanctions which may be in force from time to time, there are currently no English laws or regulations, or any provision of our articles of association, which would prevent the import or export of capital or remittance of dividends, interest and other payments to holders of our securities who are not residents of the United Kingdom on a general basis.

E. Taxation

Material United Kingdom Tax Considerations

The comments set out below are based on current United Kingdom tax law as applied in England and HMRC practice (which may not be binding on HMRC) as of the date of this annual report, both of which are subject to change, possibly with retrospective effect. They are intended as a general guide and apply only to our shareholders resident and, in the case of an individual, domiciled for tax purposes in the United Kingdom and to whom “split year” treatment does not apply (except insofar as express reference is made to the treatment of non-United Kingdom residents), who hold Class A ordinary shares as an investment and who are the absolute beneficial owners thereof. The discussion does not address all possible tax consequences relating to an investment in the Class A ordinary shares. Certain categories of shareholders, including those carrying on certain financial activities, those subject to specific tax regimes or benefiting from certain reliefs or exemptions, those connected with us, those that own (or are deemed to own) 5% or more of our shares and/or voting power (either alone or together with connected persons) and those for whom the Class A ordinary shares are employment-related securities may be subject to special rules and this summary does not apply to such shareholders and any general statements made in this disclosure do not take them into account. This summary does not address any inheritance tax considerations.

This summary is for general information only and is not intended to be, nor should it be considered to be, legal or tax advice to any particular investor. It does not address all of the tax considerations that may be relevant to specific investors in light of their particular circumstances or to investors subject to special treatment under United Kingdom tax law. In particular:

Taxation of Dividends

We will not be required to withhold amounts on account of United Kingdom tax at source when paying a dividend.

Individuals

United Kingdom resident and domiciled holders do not have to pay tax on the first £2,000 of dividend income received in the 2020/2021 tax year (the "dividend allowance"). However tax will be levied on any dividends received over the dividend allowance at 7.5% on dividend income within the basic rate band, 32.5% on dividend income within the higher rate band and 38.1% on dividend income within the additional rate band.

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

United Kingdom Shareholders

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

Non-United Kingdom Shareholders

An individual holder who is not a United Kingdom resident shareholder will not be liable to United Kingdom capital gains tax on chargeable gains realized on the disposal of their Class A ordinary shares unless such shareholder carries on (whether solely or in partnership) a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom to which the shares are attributable. In these circumstances, such shareholder may, depending on their individual circumstances, be chargeable to United Kingdom capital gains tax on chargeable gains arising from a disposal of their shares.

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

Depositary Receipt Systems and Clearance Services

United Kingdom domestic law provides that where our Class A ordinary shares are issued or transferred to a depositary receipt system or clearance service (or their nominees or agents) SDRT (in the case of an issue of shares) and stamp duty or SDRT (in the case of a transfer of shares) may be payable, broadly at the higher rate of 1.5% of the amount or value of the consideration given (or, in certain circumstances, the value of the shares) (rounded up to the nearest £5 in the case of stamp duty). Generally, transfers within such depositary receipt system or clearance service are thereafter not subject to stamp duty or SDRT, provided that (in the case of a clearance service) no election under section 97A of the Finance Act 1986 has been made (as to which, see further below).

However, following the European Court of Justice decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v. The Commissioners of Her Majesty's Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty's Revenue & Customs, HMRC has confirmed that a charge to 1.5% SDRT is no longer payable when new shares are issued to a clearance service (such as, in our understanding, DTC) or depositary receipt system. We consider that this position still holds notwithstanding the United Kingdom’s exit from the EU on January 31, 2020. The HM Treasury Autumn Budget 2017 Report contained a statement that “The government will not reintroduce the Stamp Duty and Stamp Duty Reserve Tax 1.5% charge on the issue of shares (and transfers integral to capital raising) into overseas clearance services and depositary receipt systems following the UK’s exit from the EU”. As far as we are aware there has been no subsequent government statement revising this position. Further, as EU Directive 2008/7/EC, which is the basis for the European Court of Justice decisions referenced above (the “Directive”) is not expressly identified as a provision which will not be binding on the United Kingdom during the “implementation period,” we understand that the Directive currently remains effective to the same extent as it did during the time when the United Kingdom was a member of the EU.

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

There is an exception from the 1.5% charge on the transfer to, or to a nominee or agent for, a clearance service where the clearance service has made and maintained an election under section 97A(1) of the Finance Act 1986 which has been approved by HMRC and which applies to the Class A ordinary shares. In these circumstances, SDRT at the rate of 0.5% of the amount or value of the consideration payable for the transfer will arise on any transfer of Class A ordinary shares into such an account and on subsequent agreements to transfer such Class A ordinary shares within such account. It is our understanding that DTC has not made an election under section 97A(1) of the Finance Act of 1986, and that therefore transfers or agreements to transfer shares held in book entry (i.e., electronic) form within the facilities of DTC should not be subject to United Kingdom stamp duty or SDRT.

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

Certain Material U.S. Federal Income Tax Considerations for U.S. Holders

The following is a summary of certain material U.S. federal income tax considerations relating to the ownership and disposition of Class A ordinary shares by a U.S. holder (as defined below). This summary addresses only the U.S. federal income tax considerations for U.S. holders that hold Class A ordinary shares as capital assets (generally, property held for investment) for U.S. federal income tax purposes. This summary does not address all U.S. federal income tax matters that may be relevant to a particular U.S. holder. This summary does not address tax considerations applicable to a holder of Class A ordinary shares that may be subject to special tax rules including, without limitation, the following:

•banks, financial institutions or insurance companies;

•brokers, dealers or traders in securities, currencies, commodities, or notional principal contracts;

•tax-exempt entities or organizations, including an “individual retirement account” or “Roth IRA” as defined in Section 408 or 408A of the Code (as defined below), respectively;

•real estate investment trusts, regulated investment companies or grantor trusts;

•persons that hold the Class A ordinary shares as part of a “hedging,” “integrated,” “wash sale” or “conversion” transaction or as a position in a “straddle” for U.S. federal income tax purposes;

•partnerships (including entities classified as partnerships for U.S. federal income tax purposes) or other pass-through entities, or persons that will hold the Class A ordinary shares through such an entity;

•certain former citizens or long term residents of the United States;

•holders that own directly, indirectly, or through attribution 10% or more of the voting power or value of the Class A ordinary shares;

•persons who received the Class A ordinary shares as compensation;

•persons subject to Section 451(b) of the Code;

•holders that own directly, indirectly or through attribution Class B ordinary shares; and

•holders that have a “functional currency” for U.S. federal income tax purposes other than the U.S. dollar.

Further, this summary does not address the U.S. federal estate, gift, or alternative minimum tax considerations, or any U.S. state, local, or non-U.S. tax considerations of the ownership and disposition of the Class A ordinary shares.

This description is based on the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the IRS will not take a contrary or different position concerning the tax consequences of the ownership and disposition of the Class A ordinary shares or that such a position would not be sustained by a court. We have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax considerations relating to the purchase, ownership, or disposition of the Class A ordinary shares. Holders should consult their own tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of the Class A ordinary shares in their particular circumstances.

For the purposes of this summary, a “U.S. holder” is a beneficial owner of Class A ordinary shares that is (or is treated as), for U.S. federal income tax purposes:

•an individual who is a citizen or resident of the United States;

•a corporation, or other entity that is treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;

•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

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

A U.S. holder generally may claim the amount of any Australian withholding tax as either a deduction from gross income or a credit against its U.S. federal income tax liability. The foreign tax credit is subject to numerous complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s taxable income from foreign sources bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” This limitation is calculated separately with respect to specific categories of income. The amount of a distribution with respect to the Class A ordinary shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Australian income tax purposes, potentially resulting in a reduced foreign tax credit for the U.S. holder. In addition, the creditability of foreign taxes could be affected by actions taken by intermediaries in the chain of ownership between the holders of the Class A ordinary shares and us if, as a result of such actions, the holders of the Class A ordinary shares are not properly treated as beneficial owners of the underlying ordinary shares. Each U.S. holder should consult its own tax advisors regarding the foreign tax credit rules.

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

Passive income for this purpose generally includes dividends, interest, royalties, rents, gains from commodities and securities transactions, the excess of gains over losses from the disposition of assets which produce passive income, and includes amounts derived by reason of the temporary investment of cash, including any funds raised in prior or future offerings. If a non-U.S. corporation owns directly or indirectly at least 25% by value of the stock of another corporation, the non-U.S. corporation is treated for purposes of the PFIC tests as owning its proportionate share of the assets of the other corporation and as receiving directly its proportionate share of the other corporation’s income. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. If we are classified as a PFIC in any taxable year during which a U.S. holder owns the Class A ordinary shares, such U.S. holder will be subject to special tax rules discussed below and could suffer adverse tax consequences.

We do not believe that we are a PFIC, and we do not expect to become a PFIC in the forseeable future. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable years. If we were a PFIC for any taxable year while a taxable U.S. holder held our Class A ordinary shares, such U.S. holder would generally be taxed at ordinary income rates on any gain recognized from the sale or exchange of our Class A ordinary shares and on any dividends treated as “excess distributions” and interest charges generally applicable to underpayments of tax should apply to any taxes payable.

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

F. Dividends and Paying Agents

Not applicable.

G. Statement by Experts

Not applicable.

H. Documents on Display

We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and furnish other information as a foreign private issuer with the SEC. These materials, including this report and the exhibits thereto, may be inspected and copied at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. The SEC also maintains a Web site at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. This report as well as some of the other information submitted by us to the SEC may be accessed through this Web site. In addition, information about us is available at our web site at www.atlassian.com.

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
We enter into master netting agreements with select financial institutions to reduce our credit risk, and we trade with several counterparties to reduce our concentration risk with any single counterparty. We do not have significant exposure to counterparty credit risk at this time. We do not require nor are we required to post collateral of any kind related to our foreign currency derivatives.
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
A sensitivity analysis performed on our hedging portfolio as of June 30, 2020 and 2019 indicated that a hypothetical 10% strengthening of the U.S. dollar against the Australian dollar applicable to our business would decrease the fair value of our foreign currency contracts by $27.0 million and $22.5 million, respectively, and a hypothetical 10% weakening of the U.S. dollar against the Australian dollar would increase the fair value of our foreign currency contracts by $27.0 million and $22.5 million, respectively.
Interest Rate Risk
Our cash equivalents and investment portfolio are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates. As of June 30, 2020, we had cash and cash equivalents totaling $1.5 billion and short-term investments totaling $676.1 million.

A sensitivity analysis performed on our portfolio as of June 30, 2020 and 2019 indicated that a hypothetical 100 basis point increase in interest rates would decrease the market value of our investments by $5.4 million and $2.3 million, respectively, and a hypothetical 100 basis point decrease in interest rates would increase the market value of our investments by $1.6 million and $2.3 million, respectively. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.
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

A sensitivity analysis performed on the Notes embedded exchange derivative and capped call transactions as of June 30, 2020 and 2019 indicated that a hypothetical 10% increase in our share price would increase the fair value of the Notes embedded exchange derivative and capped call transactions by $192.6 million and $122.4 million, respectively, and a hypothetical 10% decrease in our share price would decrease the fair value of the Notes embedded exchange derivative and capped call transactions by $184.8 million and $116.3 million, respectively.

We are also exposed to equity price risk in connection with our equity investments. Our marketable and non-marketable equity investments are susceptible to market price risk from uncertainties about future values of the investment securities. As of June 30, 2020 and 2019, our marketable equity investments are fair valued at $100.2 million and $58.9 million, respectively. A hypothetical 10% increase in the respective share prices of our equity investments as of June 30, 2020 and 2019 would increase the fair value of our marketable equity investments by $10.0 million and $5.9 million, respectively, and a hypothetical 10% decrease in the respective share prices of our equity investments would decrease the fair value of our marketable equity investments by $10.0 million and $5.9 million, respectively.

See Note 5, “Financial Assets and Liabilities,” to the notes to our consolidated financial statements for more details on our quantitative and qualitative disclosure about market risk.

Item 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our Co-Chief Executive Officers and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2020, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Co-Chief Executive Officers and our Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of June 30, 2020. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part III, Item 18 of this annual report.

Changes in internal control over financial reporting
There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the year ended June 30, 2020 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees billed to us by Ernst & Young LLP for the fiscal years ended June 30, 2020 and 2019 were as follows:

	2020	2019
	(U.S. $ in thousands)
Audit fees (1)	$2,745	$2,980
Audit-related fees (2)	876	648
Tax fees (3)	243	220
Other fees (4)	11	8
Total	$3,875	$3,856

(1) Audit Fees consist of fees incurred for professional services rendered for the integrated audit of our annual consolidated financial statements, review of the quarterly consolidated financial statements and foreign statutory audits and services that are normally provided by Ernst & Young LLP in connection with statutory and regulatory filings or engagements. Audit fees also include accounting consultations, research related to the integrated audit.

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

Item 17. FINANCIAL STATEMENTS

See “Item 18. Financial Statements.”

Item 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•Reports of Independent Registered Public Accounting Firm

•Consolidated Statements of Operations for the fiscal years ended June 30, 2020, 2019 and 2018

•Consolidated Statements of Comprehensive Loss for the fiscal years ended June 30, 2020, 2019 and 2018

•Consolidated Statements of Financial Position as of June 30, 2020 and 2019

•Consolidated Statements of Changes in Equity for the fiscal years ended June 30, 2020, 2019 and 2018

•Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2020, 2019 and 2018

•Notes to the Consolidated Financial Statements

Item 19. EXHIBITS

Exhibit Number		Description

3.1	(1)	Amended and Restated Articles of Association of the company.

4.1	(2)	Form of certificate evidencing Class A ordinary shares.

4.2	(3)	Registration Agreement, dated July 2, 2010, by and among the company and certain of its shareholders.

4.3	(4)	Indenture dated April 27, 2018 between the company and U.S. Bank National Association.

4.4	(7)	Description of share capital.

10.1	(4)	Capped call confirmation.

10.1	(5)	Lease, dated October 25, 2017, by and between Atlassian Inc. and MV Campus Owner, LLC.

10.1	(6)	Lease, dated November 22, 2017, by and between Atlassian Inc. and 350 Bush Street Owner, LLC.

10.1	(3) #	Form of Deed of Indemnity entered into between the company and its directors.

10.2	(3) #	Form of Indemnification Agreement entered into between the company and its officers.

10.3	(3) #	Atlassian UK Employee Share Option Plan and forms of agreements thereunder.

10.4	(3) #	2013 U.S. Share Option Plan and forms of agreements thereunder.

10.5	(3) #	2014 Restricted Share Unit Plan and forms of agreements thereunder.

10.6	(3) #	2015 Share Incentive Plan and forms of agreements thereunder.

10.7	(3) #	2015 Employee Share Purchase Plan.

10.8	(3) #	Ordinary Shares Option Agreement.

10.9	(3) #	Deed of Amendment to Class B Ordinary Shares Option Agreement.

10.10	(3) #	Class B Ordinary Shares Exercise Agreement.

10.11	(3) #	Executive Cash Incentive Bonus Plan.

10.12	(3) #	Executive Severance Plan and form of Executive Severance Agreement entered into between the Registrant and its executive officers.

10.13	#	Non-Employee Director Compensation Policy.

10.14	(3) #	Form of Director Agreement.

10.15	(3)	Lease, dated March 25, 2015, by and between Atlassian Pty Ltd and Council of the City of Sydney.

10.16	(3)	Lease, dated December 22, 2011, by and between Atlassian Pty Ltd and 341 George St Pty Ltd.

10.17	(3)	Lease, dated July 9, 2015, by and between Atlassian Pty Ltd and 341 George St Pty Ltd.

10.18	(3)	Lease, dated June 26, 2011, by and between Atlassian, Inc. and Redbird Investment Group, LLC.

12.1		Certificate of Co-Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2		Certificate of Co-Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.3		Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1		Certificate of Co-Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description

13.2	Certificate of Co-Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.3	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

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

(7)  Incorporated by reference to the company’s report on Form 20-F filed on August 23, 2019.

# Indicates management contract or compensatory plan, contract or agreement.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATLASSIAN CORPORATION PLC

Date: August 14, 2020	By:	/s/ Michael Cannon-Brookes
		Name:	Michael Cannon-Brookes
		Title:	Co-Chief Executive Officer

	By:	/s/ Scott Farquhar
		Name:	Scott Farquhar
		Title:	Co-Chief Executive Officer

ATLASSIAN CORPORATION PLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholders of Atlassian Corporation Plc
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Atlassian Corporation Plc (the Company) as of June 30, 2020 and 2019, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended June 30, 2020, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2020, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated August 14, 2020 expressed an unqualified opinion thereon.
Adoption of New Accounting Standard
As discussed in Note 2 to the consolidated financial statements, the Company changed its method for accounting for leases as a result of the adoption of IFRS 16, Leases, and the amendments effective July 1, 2019 under the modified retrospective method.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the account or disclosures to which it relates.

Revenue recognition
Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company primarily derives revenues from cloud-based services agreements and subscription-based and perpetual software license arrangements that include bundled support and maintenance services for the term of the license period. The Company’s contracts with customers often contain multiple performance obligations, including promises to transfer multiple software products and/or services to a customer. To account for promised goods and services in accordance with IFRS 15, Revenue from Contracts with Customers, the Company allocates the transaction price to the distinct performance obligations on a relative standalone selling price basis and recognizes revenue when control of the distinct performance obligation is transferred to the customer. For example, the Company recognizes software license revenue at the time of delivery of the license and recognizes subscription and support revenue over time as the services are performed.

Auditing the Company’s recognition of revenue was challenging and complex due to the effort required to analyze the accounting treatment for the Company’s various software product and service offerings in accordance with IFRS 15. This involved assessing the impact of terms and conditions of new or amended contracts with customers or new product or service offerings, the determination of the relative standalone selling prices for each distinct performance obligation and the timing of recognition of revenue.

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
Among other procedures to evaluate management’s identification and determination of the distinct performance obligations, we read executed contracts for a sample of sales transactions to understand the contract, identified the promised goods and services in the contract and identified the distinct performance obligations. To test management’s determination of relative standalone selling price for each performance obligation, we performed audit procedures, among others, to assess the appropriateness of the methodology applied, tested mathematical accuracy of the underlying data and calculations, and tested sample selections to corroborate the data underlying the Company’s calculations. We also evaluated whether the Company appropriately applied its revenue recognition policy to a sample of sales transactions to determine whether revenue was recognized in the correct amount and period. Finally, we assessed the appropriateness of the related disclosures in the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2012.
San Francisco, California
August 14, 2020

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Atlassian Corporation Plc
Opinion on Internal Control over Financial Reporting
We have audited Atlassian Corporation Plc’s internal control over financial reporting as of June 30, 2020, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Atlassian Corporation Plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2020, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s 2020 consolidated financial statements, and our report dated August 14, 2020 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young LLP

San Francisco, California
August 14, 2020

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. $ and shares in thousands, except per share data)

		Fiscal Year Ended June 30,
	Notes	2020	2019	2018
Revenues:
Subscription		$931,455	$633,950	$410,694
Maintenance		469,350	394,526	326,511
Perpetual license		95,162	93,593	83,171
Other		118,206	88,058	60,602
Total revenues	15	1,614,173	1,210,127	880,978
Cost of revenues (1) (2)		268,807	210,285	172,690
Gross profit		1,345,366	999,842	708,288
Operating expenses:
Research and development (1) (2)		763,188	579,134	415,776
Marketing and sales (1) (2)		299,683	268,356	187,315
General and administrative (1)		268,409	215,714	151,242
Total operating expenses		1,331,280	1,063,204	754,333
Operating income (loss)		14,086	(63,362)	(46,045)
Other non-operating expense, net	6	(338,486)	(535,453)	(15,157)
Finance income		27,801	33,500	9,877
Finance costs		(49,610)	(40,241)	(6,806)
Loss before income tax expense		(346,209)	(605,556)	(58,131)
Income tax expense	8	(4,445)	(32,065)	(55,301)
Net loss		$(350,654)	$(637,621)	$(113,432)
Net loss per share attributable to ordinary shareholders:
Basic	18	$(1.43)	$(2.67)	$(0.49)
Diluted	18	$(1.43)	$(2.67)	$(0.49)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	18	244,844	238,611	231,184
Diluted	18	244,844	238,611	231,184
(1) Amounts include share-based payment expense, as follows:

Cost of revenues	$19,787	$17,450	$11,955
Research and development	204,150	149,049	98,609
Marketing and sales	41,960	39,303	23,605
General and administrative	47,498	51,960	28,704

(2) Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$29,509	$27,997	$21,188
Research and development	166	60	—
Marketing and sales	12,860	28,744	36,090
The above consolidated statements of operations should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. $ in thousands)

		Fiscal Year Ended June 30,
	Notes	2020	2019	2018
Net loss		$(350,654)	$(637,621)	$(113,432)
Items that will not be reclassified to profit or loss in subsequent periods:
Net change in unrealized gain on investments classified at fair value through other comprehensive income	5	41,255	38,662	—
Income tax effect		(9,380)	(8,813)	—
Other comprehensive income for items that will not be reclassified to profit or loss, net of tax		31,875	29,849	—
Items that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustment		(613)	(35)	118
Net change in unrealized gain (loss) on investments classified at fair value through other comprehensive income	5	5,053	1,340	(586)
Net gains (losses) on derivative instruments	5	16,711	1,539	(8,341)
Income tax effect		(8,961)	(553)	2,502
Other comprehensive income (loss) after tax that will be reclassified to profit or loss in subsequent periods		12,190	2,291	(6,307)
Other comprehensive income (loss), net of tax		44,065	32,140	(6,307)
Total comprehensive loss, net of tax		$(306,589)	$(605,481)	$(119,739)
The above consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(U.S. $ in thousands)

		June 30,
	Notes	2020	2019
Assets
Current assets:
Cash and cash equivalents	14	$1,479,969	$1,268,441
Short-term investments	5	676,072	445,046
Trade receivables	9	112,019	82,525
Tax receivables		1,509	707
Derivative assets	5,16	327,487	215,156
Prepaid expenses and other current assets	14	46,730	30,236
Total current assets		2,643,786	2,042,111
Non-current assets:
Property and equipment, net	10	97,648	81,459
Deferred tax assets	8	35,351	17,084
Goodwill	11	645,140	608,907
Intangible assets, net	11	129,690	150,975
Right-of-use assets, net	12	217,683	—
Other non-current assets	14	124,774	76,722
Total non-current assets		1,250,286	935,147
Total assets		$3,894,072	$2,977,258
Liabilities
Current liabilities:
Trade and other payables	14	$202,570	$159,487
Tax liabilities		19,583	11,703
Provisions	14	14,291	8,983
Deferred revenue	15	573,813	440,954
Lease obligations	12	34,743	—
Derivative liabilities	5,16	1,284,596	855,005
Current portion of exchangeable senior notes, net	16	889,183	853,576
Total current liabilities		3,018,779	2,329,708
Non-current liabilities:
Deferred tax liabilities	8	31,304	13,872
Provisions	14	9,493	6,082
Deferred revenue	15	27,192	27,866
Lease obligations	12	229,825	—
Other non-current liabilities		2,173	34,263
Total non-current liabilities		299,987	82,083
Total liabilities		3,318,766	2,411,791
Equity
Share capital	17	24,744	24,199
Share premium	17	459,892	458,166
Other capital reserves	17	1,130,918	816,660
Other components of equity	17	76,144	32,079
Accumulated deficit		(1,116,392)	(765,637)
Total equity		575,306	565,467
Total liabilities and equity		$3,894,072	$2,977,258
The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(U.S. $ in thousands)

					Other components of equity
	Notes	Share capital	Share premium	Other capital reserves	Cash flow hedge reserve	Foreign currency translation reserve	Investments at fair value through other comprehensive income reserve	Accumulated deficit	Total equity
Balance as of June 30, 2017		$22,726	$450,959	$437,346	$2,215	$4,289	$(258)	$(14,584)	$902,693
Net loss		—	—	—	—	—	—	(113,432)	(113,432)
Other comprehensive income (loss), net of tax		—	—	—	(5,839)	118	(586)	—	(6,307)
Total comprehensive loss, net of tax		—	—	—	(5,839)	118	(586)	(113,432)	(119,739)
Issuance of ordinary shares upon exercise of share options	17	243	3,761	—	—	—	—	—	4,004
Vesting of early exercised shares	17	37	46	—	—	—	—	—	83
Issuance of ordinary shares for settlement of restricted share units	17	525	—	(525)	—	—	—	—	—
Share-based payment	7	—	—	162,873	—	—	—	—	162,873
Tax benefit from share plans		—	—	140	—	—	—	—	140
Reduction in deferred tax assets	8	—	—	(42,734)	—	—	—	—	(42,734)
		805	3,807	119,754	—	—	—	—	124,366
Balance as of June 30, 2018		$23,531	$454,766	$557,100	$(3,624)	$4,407	$(844)	$(128,016)	$907,320
Net loss		—	—	—	—	—	—	(637,621)	(637,621)
Other comprehensive income (loss), net of tax		—	—	—	1,077	(35)	31,098	—	32,140
Total comprehensive loss, net of tax		—	—	—	1,077	(35)	31,098	(637,621)	(605,481)
Issuance of ordinary shares upon exercise of share options	17	150	3,392	—	—	—	—	—	3,542
Vesting of early exercised shares	17	51	8	—	—	—	—	—	59
Issuance of ordinary shares for settlement of restricted share units	17	467	—	(467)	—	—	—	—	—
Share-based payment	7	—	—	257,777	—	—	—	—	257,777
Replacement equity awards related to business combination	13	—	—	1,768	—	—	—	—	1,768
Tax benefit from share plans		—	—	482	—	—	—	—	482
		668	3,400	259,560	—	—	—	—	263,628
Balance as of June 30, 2019		$24,199	$458,166	$816,660	$(2,547)	$4,372	$30,254	$(765,637)	$565,467
Net loss		—	—	—	—	—	—	(350,654)	(350,654)
Other comprehensive income (loss), net of tax		—	—	—	8,714	(613)	35,964	—	44,065
Total comprehensive loss, net of tax		—	—	—	8,714	(613)	35,964	(350,654)	(306,589)
Issuance of ordinary shares upon exercise of share options	17	76	1,726	—	—	—	—	—	1,802
Vesting of early exercised shares	17	64	—	(32)	—	—	—	—	32
Issuance of ordinary shares for settlement of restricted share units	17	405	—	(405)	—	—	—	—	—
Share-based payment	7	—	—	313,706	—	—	—	—	313,706
Replacement equity awards related to business combination	13	—	—	552	—	—	—	—	552
Tax benefit from share plans		—	—	437	—	—	—	—	437
Cumulative effect of applying new accounting pronouncement	2	—	—	—	—	—	—	(101)	(101)
		545	1,726	314,258	—	—	—	(101)	316,428
Balance as of June 30, 2020		$24,744	$459,892	$1,130,918	$6,167	$3,759	$66,218	$(1,116,392)	$575,306
The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. $ in thousands)

		Fiscal Year Ended June 30,
	Notes	2020	2019	2018
Operating activities
Loss before income tax expense		$(346,209)	$(605,556)	$(58,131)
Adjustments to reconcile loss before income tax expense to net cash provided by operating activities:
Depreciation and amortization	10, 11	62,271	70,248	79,435
Depreciation of right-of-use assets	12	35,127	—	—
Gain on sale of investments, disposal of assets and other		(993)	(2,357)	(1,163)
Net unrealized foreign currency gain		(1,503)	(770)	(188)
Share-based payment expense	7	313,395	257,762	162,873
Net unrealized loss on exchange derivative and capped call transactions	6	335,953	533,908	12,414
Amortization of debt discount and issuance cost	16	35,608	33,939	7,478
Interest income		(27,801)	(33,500)	(9,877)
Interest expense		14,002	6,302	1,113
Changes in assets and liabilities:
Trade receivables	9	(29,440)	(30,211)	(19,635)
Prepaid expenses and other assets		(10,608)	1,085	(8,449)
Trade and other payables, provisions and other non-current liabilities		51,532	75,624	43,477
Deferred revenue	15	131,535	122,502	97,676
Interest received		29,217	30,328	8,679
Tax refunds received (income tax paid), net		(17,876)	7,038	(4,246)
Net cash provided by operating activities		574,210	466,342	311,456
Investing activities
Business combinations, net of cash acquired	13	(53,212)	(418,595)	—
Purchases of intangible assets		—	(2,110)	—
Purchases of property and equipment		(35,709)	(44,192)	(30,209)
Proceeds from sales of property, equipment and intangible assets		—	3,721	2,775
Purchases of investments		(985,931)	(648,036)	(347,822)
Proceeds from maturities of investments		513,268	485,021	206,119
Proceeds from sales of investments		245,498	20,545	123,862
Increase in restricted cash		(2,085)	(552)	(3,131)
Payment of deferred consideration		(760)	—	(3,290)
Net cash used in investing activities		(318,931)	(604,198)	(51,696)
Financing activities
Proceeds from exercise of share options		1,802	3,542	3,995
Proceeds from issuance of exchangeable senior notes, net of discount and issuance costs (payment of issuance cost)	16	—	(410)	990,494
Purchase of capped calls	16	—	—	(87,700)
Payments of lease obligations	12	(38,125)	—	—
Interest paid		(6,250)	(6,319)	—
Repayment of exchangeable senior notes	16	(2)	—	—
Net cash provided by (used in) financing activities		(42,575)	(3,187)	906,789
Effect of exchange rate changes on cash and cash equivalents		(1,176)	(855)	(630)
Net increase (decrease) in cash and cash equivalents		211,528	(141,898)	1,165,919
Cash and cash equivalents at beginning of period		1,268,441	1,410,339	244,420
Cash and cash equivalents at end of period		$1,479,969	$1,268,441	$1,410,339
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
We design, develop, license and maintain software and provision software hosting services to help teams organize, discuss and complete their work. Our primary products include Jira Software, targeting software teams, and Jira Core, targeting other business teams (collectively, “Jira”), Confluence for team content creation and sharing, Trello for capturing and adding structure to fluid, fast-forming work for teams, Jira Service Desk for team service and support applications, Opsgenie for incident management, Jira Align for enterprise agile planning, Bitbucket for code sharing and management and Atlasian Access for enterprise-grade security and centralized administration.
The accompanying consolidated financial statements of the Group for the year ended June 30, 2020 were authorized for issue in accordance with a resolution of the board of directors on August 14, 2020.
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
Effective July 1, 2019, we adopted the requirements of IFRS 16, Leases, (“IFRS 16”) using the modified retrospective method as discussed below. We recognized the cumulative effect of the initial application of the standard as an adjustment to the opening balance of accumulated deficit on the date of initial application while the prior period amounts were not adjusted.
Use of estimates
The preparation of the financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts in the financial statements. Management continually evaluates its judgments and estimates in relation to assets, liabilities, contingent liabilities, revenue and expenses. Management bases its judgments and estimates on historical experience and on other various factors it believes to be reasonable under the circumstances, the result of which forms the basis of the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions and conditions and may materially affect the financial results or the financial position reported in future periods. Significant estimates, assumptions and judgments made by management include revenue recognition and impairment of non-financial assets (see Note 3, “Critical Accounting Estimates and Judgments”). Other estimates, assumptions and judgments made by management include business combinations, fair value measurement of financial instruments and accounting for income taxes.

In January 2020, the World Health Organization declared a novel coronavirus (“COVID-19”) a Public Health Emergency of International Concern, and a pandemic in March 2020. The impact of COVID-19 continues to unfold and the extent of the impact will depend on a number of factors, including the duration and spread of the outbreak, its severity, the actions taken by governments and authorities to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The Group considered the impact of COVID-19 on the assumptions and estimates used, including the allowance for credit losses for accounts receivable, the credit worthiness of customers entering into revenue arrangements, our impairment assessment of assets, the fair values of our financial instruments, and income taxes, which require increased judgement and carry a higher degree of estimate uncertainty. The Group determined that there were no material adverse impacts on the consolidated financial statements for the year ended June 30, 2020. As events continue to evolve and additional information becomes available, the Group’s assumptions and estimates may change in future periods.
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
Segment
The Group operates as a single operating segment, which is also its reporting segment. An operating segment is defined as a component of an entity for which discrete financial information is available and whose results of operations are regularly reviewed by the chief operating decision maker. The Group's chief operating decision makers are the Group's Co-Chief Executive Officers, who review results of operations to make decisions about allocating resources and assessing performance based on consolidated financial information. Accordingly, the Group has determined it operates in one operating segment.
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
Foreign currency transaction gains and losses from re-measurement of monetary assets and liabilities that are denominated in currencies other than the respective functional currencies are included in other non-operating expense, net in the consolidated statements of operations for the period.
Revenue recognition
Policies, Estimates and Judgments
Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of any taxes collected from customers, which are subsequently remitted to governmental authorities. The revenue recognition policy is consistent for sales generated directly with customers and sales generated indirectly through solution partners and resellers.
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

The timing of revenue recognition may differ from the timing of billing our customers. We receive payments from customers based on a billing schedule as established in our contracts. Contract assets are recognized when performance is completed in advance of scheduled billings. Deferred revenue is recognized when billings are in advance of performance under the contract. Our revenue arrangements include standard warranty provisions that our products and services will perform and operate in all material respects with the applicable published specifications, the financial impacts which have historically been and are expected to continue to be insignificant. Our contracts do not include a significant financing component.
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
Recognition of revenue
Revenue recognized from contracts with customers is disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. We report our revenues in four categories: (i) subscription, (ii) maintenance, (iii) perpetual license, and (iv) other. In addition, we present revenue by geographic region in Note 15, “Revenue.”
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
Perpetual license revenues
Perpetual license revenues represent fees earned from the license of software to customers for use on the customer’s premises other than Data Center products. Software is licensed on a perpetual basis. Perpetual license revenues consist of the revenues recognized from sales of licenses to new customers and additional licenses to existing customers. We typically recognize revenue on the license portion of perpetual license arrangements once the customer obtains control of the license, which is generally upon delivery of the license.

Other revenues
Other revenues include primarily fees received for sales of third-party apps in the Atlassian Marketplace. Technical account management, consulting and training services are also included in other revenues. Revenue from the sale of third-party apps via Atlassian Marketplace is recognized at the date of product delivery given that all of our obligations have been met at that time and on a net basis as we function as the agent in the relationship. Revenue from technical account management is recognized over the time period that the customer has access to the service. Revenue from consulting and training is recognized over time as the services are performed.
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
Current versus non-current classification
The Group presents assets and liabilities in the consolidated statements of financial position based on current or non-current classification. An asset is current when it is: expected to be realized or intended to be sold or consumed in the normal operating cycle; expected to be realized within twelve months after the reporting period; or cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current. A liability is current when it is due to be settled within twelve months after the reporting period. The Group classifies all other liabilities as non-current.
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
Our financial liabilities include trade and other payables, exchangeable senior notes (the “Notes”) and derivative financial instruments. We generally classify financial liabilities as subsequently measured at amortized cost and at fair value through profit or loss. Financial liabilities that are measured at fair value are the derivative financial instruments. Trade and other payables are measured at amortized cost and the Notes are measured at amortized cost using the effective interest rate (“EIR”) method.
Debt investments
The Group’s marketable debt securities were classified as instruments at fair value through other comprehensive income. These debt securities give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding. After consideration of our objectives, as well as our liquidity requirements, we may sell these debt securities prior to their stated maturities. As we view these securities as available for use to support current operations, we classify highly liquid securities with maturities beyond 12 months as current assets under the caption short-term investments on the consolidated statements of financial position. Fair value changes of marketable debt securities that have been recognized in other comprehensive income are reclassified to profit or loss upon sale of the financial asset.
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
At the inception of a hedge relationship, the Group formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.
The documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how the Group will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:
•There is ‘an economic relationship’ between the hedged item and the hedging instrument;
•The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship; and
•The hedge ratio of the hedging relationship is the same as the ratio resulting from the quantity of the hedged item and the quantity of the hedging instrument.
For derivative instruments designated as cash flow hedges, the effective portion of the gains (losses) on the derivatives is initially reported as a component of other comprehensive income and is subsequently recognized in earnings when the hedged exposure is recognized in earnings. Amounts reclassified from cash flow hedge reserve to profit or loss are recorded to the same functional expense as the hedged item or items. Gains (losses) on derivatives representing hedge ineffectiveness are recognized in earnings. For derivative instruments that are not designated as hedges, gains (losses) from changes in fair values are primarily recognized in other income (expense), net.
The Group has other derivatives such as embedded exchange feature of the Notes and capped call transactions (“Exchange and Capped Call Derivatives”). Please see Note 16, “Exchangeable Senior Notes” for details. The Exchange and Capped Call Derivatives are measured at fair value at each reporting date and gains (losses) from changes in fair values are recognized in other non-operating expense, net. The Group used Black-Scholes option pricing models to fair value the Exchange and Capped Call Derivatives. Certain inputs used in the model such as stock price volatility requires judgment.
Impairment of financial assets
The Group measures loss allowances on debt investments at fair value through other comprehensive income at an amount equal to lifetime expected credit losses (“ECLs”), except for securities that are determined to have low credit risk at the reporting date and other securities and bank balances for which credit risk has not increased significantly since initial recognition, which are measured as 12-month ECLs. ECLs are a probability-weighted estimate of the difference in the present value of contractual cash flows and the present value of cash flows that the Group expects to receive. Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument. 12-month ECLs are the portion of ECLs that result from default events that are possible within the 12 months following the reporting date.

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
The three levels of inputs that may be used to measure fair value are:
•Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities
•Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
•Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable
The fair value of financial instruments traded in active markets is included in Level 1.
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
Property and equipment
Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method to allocate the cost over the estimated useful lives or, in the case of leasehold improvements and certain leased equipment, the remaining lease term if shorter. The estimated useful lives for each asset class are as follows:

Equipment	1 - 3 years
Computer hardware and computer-related software	1 - 5 years
Furniture and fittings	3 - 10 years
Leasehold improvements	Shorter of the remaining lease term or 7 years

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
During the measurement period, which may be up to one year from the date of acquisition, the Group may record adjustments to the fair value of these tangible and intangible assets acquired and liabilities assumed based on additional information obtained affecting the fair value of those assets and liabilities, with the corresponding offset to goodwill. In addition, uncertain tax positions are initially established in connection with a business combination as of the acquisition date. The Group continues to collect information and reevaluates these provisional estimates and assumptions as deemed reasonable by management. The Group records any adjustments to these provisional estimates and assumptions against goodwill provided they arise within the measurement period. Upon the conclusion of the measurement period or final determination of the fair value of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations. Please refer to Note 13, “Business combinations,” for details.
Goodwill
Goodwill is the excess of the aggregate of the consideration transferred over the identifiable assets acquired and liabilities assumed. Goodwill is tested for impairment annually during the fourth quarter of the Group's fiscal year and when circumstances indicate that the carrying value may be impaired. The Group performs its goodwill impairment test at the level of its operating segment as there are no lower levels within the Group at which goodwill is monitored. Impairment is determined for goodwill by assessing the recoverable amount of the operating segment. When the recoverable amount of the operating segment is less than its carrying amount, an impairment loss is recognized. Impairment losses relating to goodwill cannot be reversed in future periods.
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
The estimated useful lives for each intangible asset class are as follows:

Patents, trademarks and other rights	1 - 12 years
Customer relationships	2 - 10 years
Acquired developed technology	2 - 7 years
Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired. When the recoverable amount of an intangible asset is less than its carrying amount, an impairment loss is recognized.

Impairment of non-financial assets
At the end of each reporting period, the Group assesses whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. An asset’s recoverable amount is the higher of an asset’s or cash generating unit (“CGU”)’s fair value less costs of disposal and its value in use. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.
In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used.
Share-based payments
Share-based payments cover equity-settled awards including stock options, restricted share units (“RSUs”) and restricted shares issued to our employees in exchange of their service. The cost of the equity-settled awards is determined by the fair value at the grant date. The fair value of RSUs or restricted shares is equal to the market value of our common stock on the grant date. The Group estimates the fair value of stock options using the Black-Scholes option pricing model. This option-pricing model requires the input of assumptions, including the awards’ expected life and the price volatility of the underlying stock.
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
The Group also issues replacement awards in connection with business combinations in exchange for awards held by employees of the acquiree. We recognize the portion of the acquiree award that is attributable to pre-combination service as purchase consideration. The portion of the replacement award attributable to post-combination service is recognized as employee benefits and classified in our consolidated statements of operations according to the activities that the employees perform.
Provisions
Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognized as a finance cost.
Leases
Prior to adoption of IFRS 16
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

After adoption of IFRS 16
Group as lessee
We determine if an arrangement is a lease at inception. Our lease agreements generally contain lease and non-lease components. Lease payments under our lease arrangements are primarily fixed. Non-lease components primarily include payments for maintenance and utilities and are expensed as incurred.
Lease liabilities are recognized at the present value of the future lease payments at the lease commencement date. The interest rate used to determine the present value of the future lease payments is our incremental borrowing rate, because the interest rate implicit in our leases is not readily determinable. Our incremental borrowing rate is estimated to approximate the interest rate on a collateralized basis with similar terms and payments, and in economic environments where the leased asset is located. Our lease terms include periods under options to extend or terminate the lease when it is reasonably certain that we will exercise that option. We generally use the base, non-cancelable, lease term when determining lease liabilities. We reassesses the lease term if and when a significant event or change in circumstances occurs within the control of the Group.
Right-of-use assets are recognized at cost at the lease commencement date. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct cost incurred, any prepaid lease payments less lease incentives and an estimate of restoration cost. Right-of-use assets are depreciated on a straight-line basis over the shorter of the lease term and the estimated useful lives of the assets.
We apply the short-term lease recognition exemption for our short-term leases and leases of low-value assets. Short-term leases are leases with a lease term of 12 months or less. Low-value assets are primarily comprised of office equipment. Payments associated with short-term leases and leases of low-value assets are recognized on a straight-line basis over the lease term.
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

Deferred tax assets are recognized to the extent that they are expected to reverse in the foreseeable future and it is probable that they will be able to be utilized against future taxable income, based on the Group's forecast of future results of operations. Deferred tax assets are adjusted for significant non-taxable income, expenses and specific limits on the use of any unused tax loss or credit. Unrecognized deferred income tax assets are reassessed at each reporting date and are recognized to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.
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
Deferred tax assets are recognized for deductible temporary differences for which management considers it is probable that future taxable income will be available to utilize those temporary differences. Significant management judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable income, together with future tax-planning strategies. Assumptions about the generation of future taxable income depend on management’s estimates of future cash flows, future business expectations, capital expenditures, dividends, and other capital management transactions. Management judgment is also required in relation to the application of income tax legislation, which involves complexity and an element of uncertainty. Where management judgment is found to be misplaced, some or all of recognized deferred tax asset and liability carrying amounts may require adjustment, resulting in a corresponding credit or charge to the consolidated statements of operations.
For details of taxation, please refer to Note 8, “Income Tax.”
New Standards, Interpretations and Amendments Adopted in Fiscal Year 2020
IFRS 16, Leases
In January 2016, the IASB issued IFRS 16, which supersedes the previous leases standard, IAS 17, Leases (“IAS 17”), and related interpretations. The standard introduced a single lessee accounting model and requires a lessee to recognize leases on its statement of financial position, represented by right-of-use assets and lease obligations. We adopted IFRS 16 as of July 1, 2019, using the modified retrospective method and, therefore, the comparatives for fiscal year 2019 and 2018 have not been restated.
We applied IFRS 16 using the following practical expedients permitted under the new standard:
•The use of a single discount rate to a portfolio of leases with reasonably similar characteristics;
•Reliance on previous assessments on whether leases are onerous;
•The exclusion from recognition of right-of-use assets or lease obligations for leases of low value or for leases with a term ending within 12 months as of July 1, 2019; and,
•The exclusion of initial direct costs for the measurement of the right-of-use asset as of July 1, 2019.
On adoption of IFRS 16, we recognized lease obligations in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17. These liabilities were measured at the present value of the remaining lease payments, discounted using our incremental borrowing rate as of July 1, 2019. The weighted-average incremental borrowing rate applied to the lease obligations on July 1, 2019 was 2.91%. Right-of-use assets were recognized as an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.

The adoption of IFRS 16 affected the following items on our consolidated statements of financial position as of July 1, 2019:
•Prepaid expenses and other current assets – increased by $9.5 million;
•Right-of-use assets, net – increased by $241.4 million;
•Property and equipment, net – decreased by $1.2 million;
•Other non-current assets – increased by $0.9 million;
•Trade and other payables – decreased by $1.4 million;
•Lease obligations, current – increased by $29.8 million;
•Other non-current liabilities – decreased by $33.8 million; and
•Lease obligations, non-current – increased by $256.2 million.
The net impact on accumulated deficit as of July 1, 2019 was an increase of $0.1 million.
The following table presents the reconciliation of our operating lease commitments disclosed as of June 30, 2019 to our lease obligations recognized as of July 1, 2019:

July 1, 2019
(U.S. $ in thousands)
Operating lease commitments disclosed as of June 30, 2019	$330,848
Less: Short-term leases recognized on a straight-line basis as expense	(1,756)
Undiscounted lease commitments, excluding short-term leases	$329,092
Discounted using incremental borrowing rate and recognized as lease obligations as of July 1, 2019	$285,973

Lease obligations, current	29,787
Lease obligations, non-current	256,186
Total lease obligations	$285,973
There is no material impact on other comprehensive income and basic and diluted earnings per share from the adoption of IFRS 16.
IFRIC Interpretations 23, Uncertainty over Income Tax Treatments (“IFRIC 23”)
On June 7, 2017, the IFRS IC issued IFRIC 23, which clarifies how the recognition and measurement requirements of IAS 12, Income Taxes, are applied where there is uncertainty over income tax treatments. IFRIC 23 applies to all aspects of income tax accounting where there is an uncertainty regarding the treatment of an item, including taxable profit or loss, the tax bases of assets and liabilities, and tax losses and credits. This interpretation became effective for annual periods beginning on, or after January 1, 2019 and did not have a significant impact on our consolidated financial statements.
New Standards, Interpretations and Amendments Not Yet Adopted in Fiscal Year 2020
The IASB has issued other amendments resulting from improvements to IFRS that management considers do not have any impact on the accounting policies, financial position or performance of the Group. The Group does not expect them to have a material impact on the accounting policies.

3. Critical Accounting Estimates and Judgments
Management has identified the following critical accounting policies for which significant judgments, estimates and assumptions are made.
Critical accounting estimates and assumptions
Revenue recognition
Determining the SSP for products and services requires estimates and assumptions. We typically determine a SSP range for our products and services which is reassessed on a periodic basis or when facts and circumstances change. For all performance obligations other than perpetual and term licenses, we are able to determine SSP based on the observable prices of products or services sold separately in comparable circumstances to similar customers. In instances where performance obligations do not have observable standalone sales, we utilize available information that may include market conditions, pricing strategies, the economic life of the software, and other observable inputs to estimate the price we would charge if the products and services were sold separately.
Critical accounting judgments
Impairment of non-financial assets
For assets excluding goodwill, and CGUs, impairment assessments are made at each reporting date by evaluating conditions specific to the Group and to the particular asset that may lead to impairment. Goodwill is tested for impairment annually during the fourth quarter of the Group's fiscal year and when circumstances indicate that the carrying value may be impaired. These include product performance, technology, economic and political environments, and future product expectations. If an impairment trigger exists or when annual impairment testing for an asset is required, the recoverable amount of the asset is determined.
There was no goodwill impairment in the fiscal years ended 2020, 2019 and 2018. No indicators of impairment existed that were significant enough to warrant non-financial assets other than goodwill to be tested for impairment in the fiscal years ended 2020, 2019 and 2018. For details of non-financial assets, please refer to Note 10, “Property and Equipment” and Note 11, “Goodwill and Intangible assets.”

4. Group Information
As of June 30, 2020, the Group’s subsidiaries, all of which are wholly owned, were as follows:

Name	Country of Incorporation
Atlassian (UK) Limited	United Kingdom, United States of America
Atlassian (UK) Holdings Limited	United Kingdom, United States of America
Atlassian (Australia) Limited	United Kingdom, United States of America
Atlassian (UK) Operations Limited	United Kingdom
Atlassian, Inc.	United States of America
Atlassian Network Services, Inc.	United States of America
Dogwood Labs, Inc.	United States of America
Trello, Inc.	United States of America
AgileCraft LLC	United States of America
AgileCraft Australia Pty Ltd (1)	Australia
OpsGenie, Inc.	United States of America
Opsgenie Yazılım Anonim Şirketi	Turkey
iFountain, LLC	United States of America
Halp, Inc	United States of America
Atlassian Australia 1 Pty Ltd	Australia
Atlassian Australia 2 Pty Ltd	Australia
Atlassian Corporation Pty. Ltd.	Australia
Atlassian Pty Ltd	Australia
Good Software Co. Pty Ltd	Australia
Code Barrel Pty Ltd	Australia
Lead Green Pty Ltd	Australia
Lead Green Trust	Australia
Vertical First Pty Ltd	Australia
Vertical First Trust	Australia
Atlassian Capital Pty. Ltd.	Australia
MITT Australia Pty Ltd	Australia
MITT Trust	Australia
Atlassian Holdings B.V.	Netherlands
Atlassian K.K.	Japan
Atlassian Germany GmbH	Germany
Atlassian Philippines, Inc.	Philippines
Atlassian France SAS	France
Atlassian B.V.	Netherlands
Atlassian Canada Inc.	Canada
Atlassian India LLP	India
(1) AgileCraft Australia Pty Ltd is currently in liquidation.
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
Market risk
Currency risk
The Group operates globally and is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. Our exposures primarily consist of the Australian dollar (“AUD”), British pound, Euro (“EUR”), Japanese yen, Philippine peso, Indian rupee and Canadian dollar. Foreign exchange risk arises from commercial transactions and recognized financial assets and liabilities denominated in a currency other than the U.S. dollar (“USD”). The Group’s foreign exchange policy is reviewed annually by the Group’s Audit Committee and requires the Group to monitor its foreign exchange exposure on a regular basis.
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
Our master netting agreements are with select financial institutions to reduce our credit risk, and we trade with several counterparties to reduce our concentration risk with any single counterparty. We do not have significant exposure to counterparty credit risk at this time. We do not require nor are we required to post collateral of any kind related to our foreign currency derivatives.
Cash flow hedging
We enter into foreign exchange forward contracts with the objective to mitigate certain currency risks associated with forecast cost of revenues and operating expenses denominated in Australian dollars. These foreign exchange forward contracts are designated as cash flow hedges.
There is an economic relationship between the hedged items and the hedging instruments as the terms of the foreign exchange and forward contracts match the terms of the expected highly probable forecast transactions (i.e., notional amount and expected payment date). The Group has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the foreign exchange and forward contracts are identical to the hedged risk components. We measure ineffectiveness in a cash flow hedge relationship using the hypothetical derivative method. Ineffectiveness occurs only if the present value of the cumulative gain or loss on the derivative instrument exceeds the present value of the cumulative gain or loss on the hypothetical derivative, which is used to measure changes of expected future cash flow. Ineffectiveness mainly rises from the differences in the timing of the cash flows of the hedged items and the hedging instruments.
It is our policy to enter into cash flow hedges to hedge cost of revenues and operating expenses up to 24 months.
Balance sheet hedging
We also enter into foreign exchange forward contracts to hedge a portion of certain foreign currency denominated monetary assets and liabilities to reduce the risk that such foreign currency assets or liabilities will be adversely affected by changes in exchange rates. These contracts hedge monetary assets and liabilities that are denominated in non-functional currencies. These contracts do not subject us to material balance sheet risk due to exchange rate movements because gains and losses on these derivatives are intended to offset gains and losses on the monetary assets and liabilities being hedged.

Foreign currency exchange rate exposure

The Group hedges material foreign currency denominated monetary assets and liabilities using balance sheet hedges. The fluctuations in the fair market value of balance sheet hedges due to foreign currency rates generally offset those of the hedged items, resulting in no material effect on profit. Consequently, we are primarily exposed to significant foreign currency exchange rate fluctuations with regard to the spot component of derivatives held within a designated cash flow hedge relationship affecting other comprehensive income.
The following table sets forth foreign currency sensitivity analysis of a hypothetical 10% change in exchange rate of the U.S. dollar against the Australian dollar to our cash flow hedging portfolio:

Foreign Currency Sensitivity	Effect on other comprehensive income, before tax
	2020	2019
	(U.S. $ in thousands)
Foreign currency forward contracts - cash flow hedging:
U.S. dollar +10%, decrease in fair value of foreign currency forward contracts	$(26,999)	$(22,526)
U.S. dollar -10%, increase in fair value of foreign currency forward contracts	26,999	22,526
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

The following table sets forth equity price sensitivity analysis of a hypothetical 10% change in share prices:

Equity Price Sensitivity	Effect on other non-operating expense, net		Effect on other comprehensive income, before tax
	2020	2019	2020	2019
	(U.S. $ in thousands)
Fair Value change of the Exchange and Capped Call Derivatives:
Increase in our share price of 10%	$(192,641)	$(122,443)	$—	$—
Decrease in our share price of 10%	184,784	116,343	—	—

Fair value change of marketable equity investments:
Increase in respective share prices of 10%	—	—	10,019	5,893
Decrease in respective share prices of 10%	—	—	(10,019)	(5,893)

Interest rate risk
Our cash equivalents and investment portfolio are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates. As of June 30, 2020, the Group had cash and cash equivalents totaling $1.5 billion and short-term investments totaling $676.1 million.
The following table sets forth an interest rate sensitivity analysis of a hypothetical 100 basis point change in interest rates. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur:

Interest Rate Sensitivity	Effect on other comprehensive income, before tax
	2020	2019
	(U.S. $ in thousands)
Change in market value of debt investments:
Interest Rate +100bps, decrease in market value of debt investments	$(5,397)	$(2,285)
Interest Rate -100bps, increase in market value of debt investments	1,617	2,285

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
The Group has a minimum credit rating requirement for banks and financial institutions with which it transacts. The Group’s investments are governed by a corporate investment policy with a minimum credit rating and concentration limits for all securities.
The Group is exposed to credit risk in the event of non-performance by the counterparties to our foreign exchange derivative contracts and our capped call transactions at maturity. To reduce the credit risk, we continuously monitor credit quality of our counterparties to such derivatives. We believe the risk of non-performance under these contracts is remote.
The Group's customer base is highly diversified, thereby limiting credit risk. Our credit policy typically requires payment within 30-45 days, and we establish credit limits for each customer based on our internal guidelines. The Group does not hold collateral as security or call on other credit enhancements. The Group manages its credit risk with customers by closely monitoring its receivables and contract assets. We continuously monitor outstanding receivables locally to assess whether there is objective evidence that our trade receivables and contract assets are credit-impaired. An impairment analysis is performed at each reporting date using a provision matrix to measure ECLs. The provision rates are based on days past due. Please refer to Note 9, “Trade Receivables” for the details of receivables, credit concentration, and ECL allowance.
Liquidity risk
Liquidity risk is the risk that the group will encounter difficulty in meeting its obligations associated with its financial liabilities as they fall due. The Group’s primary source of cash is cash generated from business operations.
The table below presents the contractual undiscounted cash flows relating to the Group’s financial liabilities at the balance sheet date. The cash flows are grouped based on the remaining period to the contractual maturity date. The Group has sufficient funds, including its cash, cash equivalents, short-term investments and expected cash flows from operations, to meet these commitments as they become due. The Group may enter into financial transactions to secure additional funding to supplement existing cash flows or to maintain financial flexibility.

Contractual maturities of financial liabilities are as follows:

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(U.S. $ in thousands)
As of June 30, 2020
Financial liabilities:
Trade and other payables	$202,570	$—	$—	$—	$202,570
Lease liabilities (1)	41,584	109,015	54,325	92,158	297,082
Derivative liabilities	1,507	2	—	—	1,509
Exchangeable senior notes (2)	2,211,244	—	—	—	2,211,244
	$2,456,905	$109,017	$54,325	$92,158	$2,712,405
As of June 30, 2019
Financial liabilities:
Trade and other payables	$159,487	$—	$—	$—	$159,487
Derivative liabilities	3,879	74	—	—	3,953
Exchangeable senior notes (2)	1,604,923	—	—	—	1,604,923
	$1,768,289	$74	$—	$—	$1,768,363
(1) Lease liabilities represent undiscounted lease payments excluding certain low-value and short-term leases, refer to Note 12, “Leases” for details.
(2) The amount related to Notes represent the if-exchanged value using stock price as of June 30, 2020 and 2019, respectively. Refer to Note 16, “Exchangeable Senior Notes” for details.
Capital risk management
For the purpose of the Group’s capital management, capital includes issued capital, share premium and all other capital reserves attributable to the equity holders of the parent. The primary objective of the Group's capital structure management is to ensure that it maintains an appropriate capital structure to support its business and maximize shareholder value. The Group manages its capital structure and adjusts it based on business needs and economic conditions. No material changes were made to the process of managing capital during the fiscal years ended June 30, 2020 and 2019. During the fiscal year ended June 30, 2018, the Group issued $1.0 billion of the Notes for working capital and other corporate purposes, including acquiring complementary businesses, products, services or technologies.
To maintain or adjust the capital structure, the Group may return capital to shareholders, issue new shares, or consider external financing alternatives. The Group does not have any present or future plan to pay dividends on its shares.

Fair Value Measurements
The following table presents the Group’s financial assets and liabilities as of June 30, 2020, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(U.S. $ in thousands)
Description
Assets measured at fair value
Cash and cash equivalents:
Money market funds	$439,947	$—	$—	$439,947
U.S. treasury securities	—	5,599	—	5,599
Agency securities	—	8,749	—	8,749
Commercial paper	—	167,248	—	167,248
Corporate debt securities	—	27,365	—	27,365
Short-term investments:
U.S. treasury securities	—	296,118	—	296,118
Agency securities	—	24,586	—	24,586
Certificates of deposit and time deposits	—	12,052	—	12,052
Commercial paper	—	31,937	—	31,937
Corporate debt securities	—	308,651	—	308,651
Municipal securities	—	2,728	—	2,728
Current derivative assets:
Derivative assets - hedging	—	16,879	—	16,879
Derivative assets - capped call transactions	—		310,608	310,608
Other non-current assets:
Certificates of deposit and time deposits	—	3,347	—	3,347
Marketable equity securities	100,187	—	—	100,187
Non-marketable equity securities	—	—	3,750	3,750
Total assets measured at fair value	$540,134	$905,259	$314,358	$1,759,751

Liabilities measured at fair value
Current derivative liabilities:
Derivative liabilities - hedging	$—	$1,507	$—	$1,507
Derivative liabilities - exchangeable feature of Notes	—	—	1,283,089	1,283,089
Non-current derivative liabilities:
Derivative liabilities - hedging	—	2	—	2
Total liabilities measured at fair value	$—	$1,509	$1,283,089	$1,284,598

The following table presents the Group’s financial assets and liabilities as of June 30, 2019, by the level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
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

Determination of fair value
The following table sets forth a description of the valuation techniques and the inputs used in fair value measurement:

Type	Valuation Technique	Inputs
Money market fund	Quoted price in active market	N/A
Marketable debt securities	Quoted market price to the extent possible or alternative pricing sources and models utilizing market observable inputs	N/A
Marketable equity securities	Quoted price in active market	N/A
Non-marketable equity securities	Publicly available financing round valuation	N/A
Foreign currency forward contracts	Discounted cash flow	Foreign currency spot and forward rate Interest rate Credit quality of counterparties
Exchange and Capped Call Derivatives	Black-Scholes option pricing models	Stock price Time to expiration of the options Stock price volatility Interest rate
Exchangeable senior notes	Quoted market price	N/A
Level 3 financial instruments disclosure
In April 2018, the Group issued $1 billion in Notes and entered into related capped call transactions. Please refer to Note 16, “Exchangeable Senior Notes” for details. Exchange and Capped Call Derivatives are classified as level 3 as the Group uses stock price volatility implied from options traded with a substantially shorter term, which makes this an unobservable input that is significant to the valuation.
The table below present stock price volatility sensitivity analysis of the fair value change assume a 10% higher volatility, holding other inputs constant:

Stock Price Volatility Sensitivity	Effect on Other non-operating expense, net
	2020	2019
	(U.S. $ in thousands)
Stock price volatility range as of fiscal year end	39.2% - 42.8%	43.8% - 47.3%
Fair Value change of the Exchange and Capped Call Derivatives:	$(37,366)	$(46,888)

The following table presents the reconciliations of Level 3 financial instrument fair values:

	Capped Call	Embedded exchange feature of Notes	Non-marketable equity investments
	(U.S. $ in thousands)
Balance as of June 30, 2018	$99,932	$(202,553)	$—
Purchases	—	—	23,000
Transfer out	—	—	(20,942)
Gains (losses)
Recognized in finance income	—	—	270
Recognized in other non-operating expense, net	114,665	(648,573)	—
Recognized in other comprehensive income	—	—	672
Balance as of June 30, 2019	214,597	(851,126)	3,000
Change in unrealized gains (losses) relating to assets and liabilities held as of June 30, 2019
Recognized in other non-operating expense, net	114,665	(648,573)	—

Balance as of June 30, 2019	$214,597	$(851,126)	$3,000
Purchases	—	1	750
Gains (losses)
Recognized in other non-operating expense, net	96,011	(431,964)	—
Balance as of June 30, 2020	$310,608	$(1,283,089)	$3,750
Change in unrealized gains (losses) relating to assets and liabilities held as of June 30, 2020
Recognized in other non-operating expense, net	96,011	(431,964)	—
There were no transfers between levels during fiscal year 2020. There were transfers out from Level 3 due to initial public offerings of the respective investees during fiscal year 2019.
Investments
As of June 30, 2020, the Group’s investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
Debt Investments
Marketable debt securities:
U.S. treasury securities	$294,103	$2,017	$(2)	$296,118
Agency securities	24,280	306	—	24,586
Certificates of deposit and time deposits	15,399	—	—	15,399
Commercial paper	31,937	—	—	31,937
Corporate debt securities	305,448	3,205	(2)	308,651
Municipal securities	2,700	28	—	2,728
Total debt investments	$673,867	$5,556	$(4)	$679,419
Equity Investments
Marketable equity securities	$20,270	$79,917	$—	$100,187
Non-marketable equity securities	3,750	—	—	3,750
Total equity investments	$24,020	$79,917	$—	$103,937
Total investments	$697,887	$85,473	$(4)	$783,356

As of June 30, 2020, the Group had $676.1 million of investments which were classified as short-term investments on the Group’s consolidated statements of financial position. Additionally, the Group had marketable equity securities totaling $100.2 million, non-marketable equity securities totaling $3.8 million, and certificates of deposit and time deposits totaling $3.3 million which were classified as long-term and were included in other non-current assets on the Group’s consolidated statements of financial position.
As of June 30, 2019, the Group’s investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
Debt Investments
Marketable debt securities:
U.S. treasury securities	$101,563	$203	$(7)	$101,759
Agency securities	26,936	33	(3)	26,966
Certificates of deposit and time deposits	24,126	—	—	24,126
Commercial paper	94,035	—	—	94,035
Corporate debt securities	201,552	292	(24)	201,820
Total debt investments	$448,212	$528	$(34)	$448,706
Equity Investments
Marketable equity securities	$20,270	$38,662	$—	$58,932
Non-marketable equity securities	3,000	—	—	3,000
Total equity investments	$23,270	$38,662	$—	$61,932
Total investments	$471,482	$39,190	$(34)	$510,638
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
The effects of the Group’s investments on the consolidated financial statements were as follows (amounts presented are prior to any income tax effects):

	Fiscal Year Ended June 30,
	2020	2019	2018
	(U.S. $ in thousands)
Unrealized gains (losses) recognized in other comprehensive income	$46,975	$40,017	$(601)
Gains (losses) recognized into profit or loss	$697	$15	$(15)
The table below summarizes the Group’s debt investments by remaining contractual maturity based on the effective maturity date:

	As of June 30,
	2020	2019
	(U.S. $ in thousands)
Recorded as follows:
Due in one year or less	$443,324	$442,964
Due after one year	236,095	5,742
Total investments	$679,419	$448,706

Derivative financial instruments
The Group has derivative instruments that are used for hedging activities as discussed below and derivative instruments relating to the Notes and the capped calls as discussed in Note 16, “Exchangeable Senior Notes.”
The fair value of the hedging derivative instruments were as follows:

		As of June 30,
	Statement of Financial Position Location	2020	2019
		(U.S. $ in thousands)
Derivative assets - hedging
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Current derivative assets	$14,195	$247
Foreign exchange forward contracts	Other non-current assets	—	77
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Current derivative assets	2,684	312
Total derivative assets		$16,879	$636

Derivative liabilities - hedging
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Current derivative liabilities	$1,164	$3,854
Foreign exchange forward contracts	Other non-current liabilities	2	74
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Current derivative liabilities	343	25
Total derivative liabilities		$1,509	$3,953
The following table sets forth the notional amounts of our hedging derivative instruments as of June 30, 2020 (U.S. $ in thousands):

	Notional Amounts of Derivative Instruments
	Notional Amount by Term to Maturity			Classification by Notional Amount
	Under 12 months	Over 12 months	Total	Cash Flow Hedge	Non Hedge	Total
AUD/USD forward contracts:
Notional amount	$393,705	$8,441	$402,146	$256,890	$145,256	$402,146
Average forward rate	0.6610	0.6844	—	0.6536	0.6754	—
EUR/USD forward contracts:
Notional amount	7,205	—	7,205	—	7,205	7,205
Average forward rate	1.1179	—	—	—	1.1179	—
Total	$400,910	$8,441	$409,351	$256,890	$152,461	$409,351

The following table sets forth the notional amounts of our hedging derivative instruments as of June 30, 2019 (U.S. $ in thousands):

	Notional Amounts of Derivative Instruments
	Notional Amount by Term to Maturity			Classification by Notional Amount
	Under 12 months	Over 12 months	Total	Cash Flow Hedge	Non Hedge	Total
AUD/USD forward contracts:
Notional amount	$253,472	$14,477	$267,949	$230,264	$37,685	$267,949
Average forward rate	0.7156	0.7085	—	0.7181	0.6979	—
EUR/USD forward contracts:
Notional amount	6,202	—	6,202	—	6,202	6,202
Average forward rate	1.1302	—	—	—	1.1302	—
Total	$259,674	$14,477	$274,151	$230,264	$43,887	$274,151
The effects of derivatives designated as hedging instruments on our consolidated financial statements were as follows (amounts presented are prior to any income tax effects):

	Fiscal Year Ended June 30,
	2020	2019	2018
	(U.S. $ in thousands)
Gains (losses) recognized into general and administrative - ineffective portion	$(159)	$24	$12
Gross unrealized gains (losses) recognized in other comprehensive income (loss)	$3,048	$(8,369)	$(4,387)
Net gains (losses) reclassified from cash flow hedge reserve into profit or loss - effective portion	$(13,663)	$(9,908)	$3,954
Recognized in cost of revenues	(807)	(713)	134
Recognized in research and development	(9,647)	(6,935)	2,532
Recognized in marketing and sales	(273)	(194)	112
Recognized in general and administrative	(2,936)	(2,066)	1,176

Change in fair value used for measuring ineffectiveness:
Cash flow hedging instruments	$2,889	$(8,345)	$(4,375)
Hedged item - highly probable forecast purchases	3,048	(8,369)	(4,387)

6. Other Non-Operating Expense, Net
Other non-operating expense, net consisted of the following:

	Fiscal Year Ended June 30,
	2020	2019	2018
	(U.S. $ in thousands)
Net unrealized loss on exchange derivative and capped calls	$(335,953)	$(533,908)	$(12,414)
Foreign currency exchange gain (loss), net	910	(702)	(413)
Contributions to Atlassian Foundation	(5,282)	(3,629)	(1,856)
Other income	1,839	2,786	1,311
Exchange derivative allocated issuance costs	—	—	(1,785)
Other non-operating expense, net	$(338,486)	$(535,453)	$(15,157)

7. Expenses
Loss before income tax expense included the following expenses:

	Fiscal Year Ended June 30,
	2020	2019	2018
	(U.S. $ in thousands)
Depreciation:
Equipment	$2,077	$1,336	$1,214
Computer hardware and software	1,096	1,476	11,543
Furniture and fittings	3,000	2,031	1,485
Leasehold improvements	13,563	8,604	7,915
Total depreciation	19,736	13,447	22,157
Amortization:
Patents and trademarks	5,377	7,796	6,990
Customer relationships	8,086	21,015	29,100
Acquired developed technology	29,072	27,990	21,188
Total amortization	42,535	56,801	57,278
Total depreciation and amortization	$62,271	$70,248	$79,435
Employee benefits expense:
Salaries and wages	$468,178	$351,401	$273,326
Variable compensation	82,391	62,106	33,067
Payroll taxes	53,189	42,020	30,478
Share-based payment expense	313,395	257,762	162,873
Defined contribution plan expense	29,783	22,566	16,839
Contractor expense	35,343	27,263	23,666
Other	63,362	53,654	44,877
Total employee benefits expense	$1,045,641	$816,772	$585,126

8. Income Tax
The major components of income tax expense for the fiscal years ended 2020, 2019 and 2018 are as follows:

	Fiscal Year Ended June 30,
	2020	2019	2018
	(U.S. $ in thousands)
Current income tax:
Current income tax charge	$(25,715)	$(15,788)	$(1,956)
Adjustments in respect of current income tax of previous years	1,276	(361)	(48)
Deferred tax:
Benefit (expense) relating to origination and reversal of temporary differences	18,702	30,417	(19,934)
Adjustments in respect of temporary differences of previous years	1,292	(46,333)	(33,363)
Income tax expense	$(4,445)	$(32,065)	$(55,301)

A reconciliation between income tax expense and the product of accounting loss multiplied by the U.K.'s domestic tax rate for the fiscal years ended 2020, 2019 and 2018, is as follows:

	Fiscal Year Ended June 30,
	2020	2019	2018
	(U.S. $ in thousands)
Loss before income tax expense	$(346,209)	$(605,556)	$(58,131)
At the United Kingdom's statutory income tax rate of 19% in fiscal years 2020, 2019 and 2018	65,688	115,031	12,508
Tax effect of amounts that are not taxable (deductible) in calculating taxable income:
Research and development incentive	6,816	660	2,620
Non-deductible charges relating to exchangeable senior notes	(80,262)	(104,445)	(3,195)
Share-based payment	(10,619)	(3,729)	(11,199)
Foreign tax credits not utilized	(93)	—	—
Foreign tax paid	4,765	—	—
Amortization of intangible assets that do not give rise to deferred taxes	—	(4)	(31)
Foreign tax rate adjustment	1,416	1,685	(4,968)
Adjustment to deferred tax balance	8,835	6,337	(14,602)
Other items, net	(3,559)	(906)	(3,023)
	(7,013)	14,629	(21,890)
Adjustments in respect to current income tax of previous years	1,276	(361)	(48)
Adjustments in respect to deferred income tax of previous years	1,292	(46,333)	(33,363)
Income tax expense	$(4,445)	$(32,065)	$(55,301)

Details of deferred taxes, recognized and unrecognized:

	Consolidated Statements of Financial Position		Consolidated Statements of Operations

	As of June 30,		Fiscal Year Ended June 30,
	2020	2019	2020	2019
	(U.S. $ in thousands)
Depreciation for tax purposes	$500	$35	$465	$(2,564)
Provisions, accruals and prepayments	152	(454)	240	(7,164)
Deferred revenue	697	(3,073)	3,775	(23,932)
Unrealized foreign currency exchange gains	(1,414)	(428)	(986)	(101)
Unrealized investment losses (gains)	(26,133)	(8,213)	421	(405)
Carried forward tax losses (gains)	5,893	2,034	3,430	(409)
Carried forward tax credits—credited to profit and loss	3,571	2,452	1,055	(3,005)
Intangible assets	17,538	9,943	9,445	13,095
Tax benefit from share plans—income	1,012	551	459	331
Tax benefit (expense) from share plans—equity	1,230	889	(91)	300
Deferred foreign taxes	—	—	—	10,605
Other, net	1,001	(524)	1,781	(2,667)
Deferred tax benefit (expense)	—	—	$19,994	$(15,916)
Deferred tax assets, net	$4,047	$3,212
Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	$35,351	$17,084
Deferred tax liabilities	(31,304)	(13,872)
Deferred tax assets, net	$4,047	$3,212
Items for which no deferred tax asset has been recognized:
Depreciation and amortization for tax purposes	7,197	4,804
Provisions, accruals and prepayments	19,561	13,421
Deferred revenue	45,874	37,342
Unrealized foreign currency exchange gains	92	—
Unused tax losses	616,667	401,108
Intangible assets	1,818,086	1,963,534
Tax benefit from share plans- income	54,066	45,849
Tax benefit from share plans- equity	89,151	109,061
Capital loss	1,291	1,391
Carried forward tax credits- credited to profit and loss	70,259	47,537
Unrealized loss on investments	—	1,076
Other, net	10,787	10,610
	$2,733,031	$2,635,733

	2020	2019
	(U.S. $ in thousands)
Reconciliation of deferred tax assets, net
Balance at the beginning of	$3,212	$47,060
Deferred tax expense for the year	19,994	(15,916)
Debited to equity	(17,867)	(8,884)
Impact from business combinations	(1,401)	(19,092)
Currency revaluation impact	109	44
Balance at the end of	$4,047	$3,212
In June 2019, as a result of the Group’s assessment of the realizability of its Australian deferred tax assets, the Group recorded non-cash charges to tax expense of $54.7 million. The assessment of the realizability of the Australian and U.S. deferred tax assets is based on all available positive and negative evidence. Such evidence includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, and the carry-forward periods available for the utilization of deferred tax assets. The Group will continue to assess and record any necessary changes to align its deferred tax assets to their realizable value.
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

	2020	2019
	(U.S. $ in thousands)
Amounts recognized directly in equity:
Net deferred tax—debited directly to equity	$(17,867)	$(8,884)
The Group has the following losses and credits available for offsetting future profit and taxes:

	Expiration	Amount carried forward	Amount recognized as of June 30, 2020
U.S. net operating loss (Pre - 2017 Tax Reform)	June 30, 2031 - December 30, 2038	$126,612	$384
U.S. net operating loss (Post - 2017 Tax Reform)	None	2,598,427	5,122
State net operating loss- various states	June 30, 2024 - June 30, 2040	774,308	422
U.S. research and development credits	June 30, 2030 - June 30, 2040	49,848	468
State research and development credits- California	None	20,621	175
State research and development credits- Texas	June 30, 2036 - June 30, 2040	2,923	2,923
Australia capital loss	None	4,637	—
State enterprise zone credits	June 30, 2020 - June 30, 2024	436	4

9. Trade Receivables
The Group’s trade receivables consisted of the following:

	As of June 30,
	2020	2019
	(U.S. $ in thousands)
Gross trade receivables	$113,175	$83,044
Expected credit loss allowance	(1,156)	(519)
Total trade receivables	$112,019	$82,525
As of June 30, 2020, one customer represented 11% of the total trade receivables balance. As of June 30, 2019, two customers represented 13% and 13% of the total trade receivables balance, respectively.
Expected Credit Loss Allowance
The movements in the ECL allowance were as follows:

(U.S. $ in thousands)
As of June 30, 2018	$629
Change in estimate	(110)
As of June 30, 2019	$519
Change in estimate	637
As of June 30, 2020	$1,156
The following table sets forth the information about the credit risk exposure on the Group's trade receivables using a provision matrix:

		Past due days
	Current	< 90 days	> 90 days	Total
	(U.S. $ in thousands except ECL rate)
As of June 30, 2020
ECL rate	0.5%	4.1%	52.9%
Trade receivables carrying amount	105,585	6,858	732	113,175
ECL allowance	489	280	387	1,156

As of June 30, 2019
ECL rate	—	—	43.3%
Trade receivables carrying amount	71,883	9,961	1,200	83,044
ECL allowance	—	—	519	519
For the purpose of the provision matrix, customers are clustered into different risk classes, mainly based on past due days of trade receivables. We also consider market information such as the country risk assessment of their country of origin, type of industry and objective evidence of credit impairment for individual receivables. Loss rates used to reflect lifetime ECL are based on its historical credit loss experience, adjusted for forward-looking factors specific to the debtors and the economic environment.

10. Property and Equipment
Property and equipment, net consisted of the following:

	Equipment	Computer Hardware and Software	Furniture and Fittings	Leasehold Improvements and Other	Construction in progress	Total
	(U.S. $ in thousands)
As of June 30, 2019
Opening cost balance	$5,224	$9,147	$11,031	$61,456	$—	$86,858
Additions	3,460	1,911	4,268	33,838	—	43,477
Disposals	(829)	(514)	(689)	(5,339)	—	(7,371)
Effect of change in exchange rates	2	4	(4)	83	—	85
Closing cost balance	7,857	10,548	14,606	90,038	—	123,049

Opening accumulated depreciation	(3,064)	(6,830)	(3,895)	(21,413)	—	(35,202)
Depreciation expense	(1,336)	(1,476)	(2,031)	(8,604)	—	(13,447)
Disposals	741	498	493	5,339	—	7,071
Effect of change in exchange rates	1	—	5	(18)	—	(12)
Closing accumulated depreciation	(3,658)	(7,808)	(5,428)	(24,696)	—	(41,590)
Net book amount	$4,199	$2,740	$9,178	$65,342	$—	$81,459

As of June 30, 2020
Opening cost balance	$7,857	$10,548	$14,606	$90,038	$—	$123,049
Adjustment due to IFRS 16 adoption	—	—	—	(2,767)	—	(2,767)
Additions	1,967	1,825	5,190	17,608	10,985	37,575
Disposals	(118)	(289)	(105)	(1,116)	—	(1,628)
Effect of change in exchange rates	(54)	(19)	(4)	(663)	276	(464)
Closing cost balance	9,652	12,065	19,687	103,100	$11,261	155,765

Opening accumulated depreciation	(3,658)	(7,808)	(5,428)	(24,696)	—	(41,590)
Adjustment due to IFRS 16 adoption	—	—	—	1,521	—	1,521
Depreciation expense	(2,077)	(1,096)	(3,000)	(13,563)	—	(19,736)
Disposals	104	289	39	1,116	—	1,548
Effect of change in exchange rates	13	4	1	122	—	140
Closing accumulated depreciation	(5,618)	(8,611)	(8,388)	(35,500)	—	(58,117)
Net book amount	$4,034	$3,454	$11,299	$67,600	$11,261	$97,648
The Company had disposals of property and equipment in 2020 and 2019, with a net carrying amount of $0.1 million and $0.3 million, respectively. Construction in progress is related to development costs associated with additional office space in Sydney, Australia.
11. Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather tested for impairment at least annually during the fourth quarter, or when indicators of impairment exist.

Goodwill consisted of the following:

		Goodwill
	Note	(U.S. $ in thousands)
Balance as of June 30, 2018		$311,943
Additions	13	297,010
Effect of change in exchange rates		(46)
Balance as of June 30, 2019		$608,907
Additions	13	36,261
Effect of change in exchange rates		(28)
Balance as of June 30, 2020		$645,140
Additions to goodwill during fiscal year 2020 were as a result of the acquisition of Code Barrel Pty Ltd (“Code Barrel”), Halp, Inc. (“Halp”) and net working capital adjustments related to the acquisition of AgileCraft LLC (“AgileCraft”). See Note 13, “Business combinations” for additional information regarding acquisitions.
Impairment test for goodwill
The Group operates as a single operating segment and the Group performs the goodwill impairment test at the level of its operating segment as there are no lower levels within the Group at which goodwill is monitored. The recoverable amount of goodwill was assessed by comparing the market capitalization of the Group to its book value, among other qualitative factors, when reviewing for impairment. There was no impairment of goodwill during the fiscal years ended 2020, 2019 and 2018.

Intangible assets
Intangible assets consisted of the following:

	Patents, Trademarks and Other Rights	Acquired Developed Technology	Customer Relationships	Total
	(U.S. $ in thousands)
As of June 30, 2019
Opening cost balance	$21,745	$137,050	$58,684	$217,479
Additions	5,550	72,589	67,168	145,307
Disposals	—	(12,443)	—	(12,443)
Effect of change in exchange rates	—	(103)	—	(103)
Closing cost balance	27,295	197,093	125,852	350,240

Opening accumulated amortization	(10,032)	(101,971)	(41,899)	(153,902)
Amortization charge	(7,796)	(27,990)	(21,015)	(56,801)
Disposals	—	11,365	—	11,365
Effect of change in exchange rates	—	73	—	73
Closing accumulated amortization	(17,828)	(118,523)	(62,914)	(199,265)
Net book amount	$9,467	$78,570	$62,938	$150,975

As of June 30, 2020
Opening cost balance	$27,295	$197,093	$125,852	$350,240
Additions	500	18,100	2,650	21,250
Disposals	—	(449)	—	(449)
Closing cost amount	27,795	214,744	128,502	371,041

Opening accumulated amortization	(17,828)	(118,523)	(62,914)	(199,265)
Amortization charge	(5,377)	(29,072)	(8,086)	(42,535)
Disposals	—	449	—	449
Closing accumulated amortization	(23,205)	(147,146)	(71,000)	(241,351)
Net book amount	$4,590	$67,598	$57,502	$129,690
As of June 30, 2020, no development costs have qualified for capitalization, and all development costs have been expensed as incurred.
As of June 30, 2020, the remaining amortization period for patents, trademarks and other rights ranged from one year to eleven years. The remaining amortization period for acquired developed technology ranged from approximately one year to five years. The remaining amortization period for customer relationships ranged from two years to eight years.
12. Leases
The Group leases various offices in locations including, Sydney, Australia; the San Francisco Bay Area, California, New York, New York, Austin, Texas, and Boston, Massachusetts, in the United States; Amsterdam, the Netherlands; Manila, the Philippines; Bengaluru, India; Yokohama, Japan; and Ankara, Turkey under leases expiring within one to nine years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.

The following table sets forth the carrying amounts of our right-of-use assets and lease obligations and the movements during the fiscal year ended June 30, 2020:

	Office Leases
	Right-of-Use Assets	Lease Obligations
	(U.S. $ in thousands)
As of July 1, 2019	$241,421	$285,973
Additions	14,270	13,213
Disposals	(2,388)	(2,388)
Depreciation expense	(35,127)	—
Interest expense	—	7,702
Payments	—	(38,125)
Effect of change in exchange rates	(493)	(1,807)
As of June 30, 2020	$217,683	$264,568

Lease obligations, current		$34,743
Lease obligations, non-current		229,825
Total lease obligations, as of June 30, 2020		$264,568
During the fiscal year ended June 30, 2020, we recognized expense from short-term leases and low value leases of $2.0 million and $0.3 million, respectively. Total cash outflows for leases were $42.5 million, including cash outflows of $30.4 million for the principal portion of the lease obligations, $7.7 million for the interest portion of the lease obligations and $4.4 million for short-term leases and low value leases.
As of June 30, 2020, we have entered into leases with future lease payments of $94.2 million that have not yet commenced and are not yet recorded on our consolidated statements of financial position. These leases will commence between 2020 and 2022 with non-cancelable lease terms of 2 to 12 years.
Supplemental information for comparative periods
As of June 30, 2019, prior to the adoption of IFRS 16, future minimum payments under operating leases having initial or remaining non-cancelable lease terms in excess of one year were as follows:

Operating Leases
(U.S. $ in thousands)
Fiscal Period:
Year ending 2020	$38,790
Years ending 2021 - 2024	148,021
Thereafter	144,037
Total commitments	$330,848
Rent expenses under operating leases were $38.6 million and $23.6 million during the fiscal year ended June 30, 2019 and 2018, respectively.
13. Business combinations
Fiscal Year 2020
Code Barrel
On October 15, 2019, we acquired 100% of the outstanding equity of Code Barrel, a workflow automation tool for Jira. Total purchase price consideration for Code Barrel was approximately $39.1 million in cash. In addition, the Company granted $27.0 million worth of restricted shares of the Company to key employees of Code Barrel, which are subject to future vesting provisions based on service conditions and accounted for as share based compensation.

Code Barrel is the creator of ‘Automation for Jira,’ a tool for easily automating several aspects of Jira. The acquisition of Code Barrel enhances Jira by helping customers automate more of the time-consuming and error-prone tasks in Jira. We have included the financial results of Code Barrel in our consolidated financial statements from the date of acquisition, which have not been material. Pro forma results of operations have not been presented for the twelve months ended June 30, 2020 because the effect of the acquisition was not material to the financial statements.
The following table summarizes the preliminary estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
(U.S. $ in thousands)
Cash and cash equivalents	$1,970
Intangible assets	15,900
Goodwill	23,124
Trade and other payables	(617)
Deferred revenue	(600)
Deferred tax liabilities	(639)
Net assets acquired	$39,138
The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities. The goodwill balance is deductible in Australia and not deductible in the U.S. for income tax purposes. The fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets were based on management’s estimates and assumptions. The deferred tax liabilities were primarily a result of the difference in the book basis and tax basis related to the identifiable intangible assets.
The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Life
	(U.S. $ in thousands)	(years)
Developed technology	$13,700	4
Customer relationships	1,800	3
Trade name	400	1
Total intangible assets subject to amortization	$15,900
The amount recorded for developed technology represents the estimated fair value of Code Barrel’s workflow automation technology. The amount recorded for customer relationships represents the fair value of the underlying relationships with Code Barrel’s customers. The amount recorded for trade name represents the fair value of Code Barrel’s brand recognition as of acquisition date.
Halp
On May 11, 2020, we acquired 100% of the outstanding equity of Halp, a message-based conversational help desk ticketing solution. Total purchase price consideration for Halp was approximately $17.6 million, which consisted of approximately $17.0 million in cash and $0.6 million in fair value of replacement shares attributable to service provided prior to acquisition. The Company issued 9,929 replacement shares and the fair value of the replacement shares was based on grant date stock price of the Company. In addition, the Company granted $4.1 million worth of restricted shares of the Company to key employees of Halp, which are subject to future vesting provisions based on service conditions and accounted for as share based compensation.
The Group acquired Halp to provide customers a standalone solution that allows them to turn their internal messaging tool into a help desk. For customers using Jira Service Desk or similar service management tools, Halp integrates their messaging tool seamlessly with their established workflows. The Group has included the financial results of Halp in its consolidated financial statements from the date of acquisition, which have not been material to date. Pro forma results of operations have not been presented for the twelve months ended June 30, 2020 because the effect of the acquisition was not material to the financial statements.

The following table summarizes the preliminary estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
(U.S. $ in thousands)
Cash and cash equivalents	$664
Trade receivables	36
Prepaid expenses and other current assets	22
Deferred tax assets	475
Intangible assets	5,350
Goodwill	12,322
Deferred revenue	(50)
Deferred tax liabilities	(1,237)
Net assets acquired	$17,582
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
The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Life
	(U.S. $ in thousands)	(years)
Developed technology	$4,400	6
Customer relationships	850	6
Trade name	100	1
Total intangible assets subject to amortization	$5,350
The amount recorded for developed technology represents the estimated fair value of Halp’s message-based help desk ticketing technology. The amount recorded for customer relationships represents the fair value of the underlying relationships with Halp’s customers. The amount recorded for trade name represents the fair value of Halp’s brand recognition as of the acquisition date.
The Group’s purchase price allocations are preliminary and subject to revision as additional information existing as of the acquisition date but unknown to us may become available within the respective measurement period (up to one year from the respective acquisition date). The primary areas of the purchase price allocation that are not yet finalized are identification of contingencies.
Fiscal Year 2019
AgileCraft
On April 3, 2019, we acquired 100% of the outstanding equity of AgileCraft, a leading provider of enterprise agile planning software. Total purchase price consideration for AgileCraft was approximately $156.6 million, which consisted of approximately $154.9 million in cash and $1.7 million in fair value of replacement shares attributable to service provided prior to acquisition. The Company issued 24,173 replacement shares and the fair value of the replacement shares was based on grant date stock price of the Company. In addition, the Company granted $12.5 million worth of restricted shares of the Company to key employees of AgileCraft, which are subject to future vesting provisions based on service conditions and accounted for as share based compensation.
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

The following table summarizes the estimated fair values of assets acquired and liabilities assumed:

Fair Value
(U.S. $ in thousands)
Cash and cash equivalents	$1,193
Trade receivables	3,614
Prepaid expenses and other current assets	270
Intangible assets	52,900
Goodwill	101,999
Trade and other payables	(1,196)
Deferred revenue	(2,230)
Net assets acquired	$156,550
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
The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Life
	(U.S. $ in thousands)	(years)
Developed technology	$34,600	5
Customer relationships	16,900	7
Backlog	1,400	3
Total intangible assets subject to amortization	$52,900
The amount recorded for developed technology represents the estimated fair value of AgileCraft’s enterprise agile planning technology. The amount recorded for customer relationships represents the fair value of the underlying relationships with AgileCraft’s customers. The amount recorded for backlog represents the fair value of AgileCraft’s backlog as of acquisition date. Measurement period adjustments, which were not material, mostly related to working capital adjustments. The purchase price allocation was finalized in fiscal year 2020.
OpsGenie
On October 1, 2018, we acquired 100% of the outstanding equity of OpsGenie, Inc., a leader in incident alerting and on-call schedule management, for cash consideration of $259.5 million. In addition, the Company granted $36.3 million worth of restricted shares of the Company to key employees of OpsGenie, which are subject to future vesting provisions based on service conditions and accounted for as share based compensation. The Group acquired OpsGenie to complement our current product offerings and enable customers to plan for and respond to IT service disruptions. The Group has included the financial results of OpsGenie in its consolidated financial statements from the date of acquisition, which have not been material to date. Pro forma results of operations have not been presented for the twelve months ended June 30, 2019 because the effect of the acquisition was not material to the financial statements.

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
The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Life
	(U.S. $ in thousands)	(years)
Developed technology	$35,600	5
Customer relationships	48,600	10
Trade name	3,700	5
Total intangible assets subject to amortization	$87,900
The amount recorded for developed technology represents the estimated fair value of OpsGenie’s incident management and alerting technology. The amount recorded for customer relationships represents the fair value of the underlying relationships with OpsGenie customers. The amount recorded for trade name represents the fair value of OpsGenie trade name. The purchase price allocation was finalized in fiscal year 2020 without further adjustment.
Other fiscal year 2019 business combinations
On April 8, 2019, the Group acquired 100% of the outstanding equity of Good Software Co. Pty Ltd (“Good Software”) for cash consideration of approximately $2.7 million. In addition, the Company granted $1.3 million worth of restricted shares of the Company to a key employee of Good Software, which are subject to future vesting provisions based on service conditions and accounted for as share based compensation. Good Software provides analytics tools for Confluence. The Company acquired Good Software to integrate the analytics tool into Confluence and to complement our current Confluence product. The purchase price was allocated to net tangible assets of $0.2 million, developed technology of $0.6 million, customer relationship of $0.3 million and goodwill of $1.6 million. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities when integrating with Confluence. The goodwill balance is partially deductible for income tax purposes. The purchase price allocation was finalized without further adjustment.

On December 10, 2018, the Group acquired the intangible assets of Ludable LLC related to Butler for Trello, a workflow automation tool, for cash consideration of approximately $6.0 million. In addition, the Company granted $3.5 million worth of restricted shares of the Company to the key employee of Ludable LLC, which are subject to future vesting provisions based on service conditions and accounted for as share based compensation. The transaction was accounted for as a business combination in accordance with the relevant guidance. The Company acquired the Butler for Trello assets to complement our existing Trello offerings and to help automate manual and repetitive tasks. The purchase price was allocated to developed technology of $1.5 million and goodwill of $4.5 million. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities when integrating with Trello. The goodwill balance is deductible for income tax purposes. The purchase price allocation was finalized without further adjustment.
Fiscal Year 2018
The Group did not have any business combinations during the fiscal year ended June 30, 2018.
14. Other Balance Sheet Accounts
Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	As of June 30,
	2020	2019
	(U.S. $ in thousands)
Cash and bank deposits	$823,985	$565,030
Amounts due from third-party credit card processors	7,076	9,904
U.S. treasury securities	5,599	6,996
Corporate debt securities	27,365	7,560
Agency securities	8,749	8,084
Commercial paper	167,248	67,327
Money market funds	439,947	593,696
Certificates of deposit and time deposits	—	9,844
Total cash and cash equivalents	$1,479,969	$1,268,441
The majority of the Group’s cash and cash equivalents are held in bank deposits, money market funds and short-term investments which have a maturity of three months or less to enable us to meet our short-term liquidity requirements. Money market funds are quoted in active markets and are subject to insignificant risk of changes in value. The Group only purchases investment grade securities rated A- and above, which are highly liquid and subject to insignificant risk of changes in value.
Prepaid expenses and other current assets
Prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2020	2019
	(U.S. $ in thousands)
Prepaid expenses	$31,527	$23,588
Accrued interest income on short-term investments	3,329	3,072
Other receivables	11,305	1,977
Other current assets	569	1,599
Total prepaid expenses and other current assets	$46,730	$30,236

Other non-current assets
Other non-current assets consisted of the following:

	As of June 30,
	2020	2019
	(U.S. $ in thousands)
Marketable equity securities	$100,187	$58,932
Non-marketable equity securities	3,750	3,000
Security deposits	4,873	5,010
Restricted cash	9,174	7,078
Other	6,790	2,702
Total other non-current assets	$124,774	$76,722
As of June 30, 2020 and 2019, the Group had certificates of deposit and time deposits totaling $3.3 million and $3.7 million, respectively, which were classified as long-term and were included in security deposits. The Group’s restricted cash was primarily used for commitments of standby letters of credit related to facility leases and was not available for the Group’s use in its operations.
Trade and other payables
Trade and other payables consisted of the following:

	As of June 30,
	2020	2019
	(U.S. $ in thousands)
Trade payables	$30,738	$24,993
Accrued expenses	76,358	53,802
Accrued compensation and employee benefits	72,627	54,507
Sales and indirect taxes	9,009	9,158
Customer deposits	7,897	7,943
Other payables	5,941	7,471
Operating lease payable	—	1,613
Total trade and other payables	$202,570	$159,487
Current provisions
Current provisions consisted of the following:

	As of June 30,
	2020	2019
	(U.S. $ in thousands)
Employee benefits	$14,291	$8,983
Current provisions for employee benefits include accrued annual leave, long service leave and retention benefits. Long service leave covers all unconditional entitlements where employees have completed the required period of service and those where employees are entitled to pro rata payments.
Non-current provisions
Non-current provisions consisted of the following:

	As of June 30,
	2020	2019
	(U.S. $ in thousands)
Employee benefits	$6,036	$3,323
Dilapidation provision	3,457	2,759
Total non-current provisions	$9,493	$6,082

The non-current provision for employee benefits includes long service leave and retention benefits as described above.
The dilapidation provision relates to certain lease arrangements for office space entered into by the Group. These lease arrangements require the Group to restore each premises to its original condition upon lease termination. Accordingly, the Group records a provision for the present value of the estimated future costs to retire right-of-use assets at the expiration of these leases.
Other non-current liabilities
Other non-current liabilities consisted of the following:

	As of June 30,
	2020	2019
	(U.S. $ in thousands)
Deferred rent	—	33,845
Other	2,173	418
Total other non-current liabilities	$2,173	$34,263

15. Revenue
Deferred revenues
We record deferred revenues when cash payments are received or due in advance of our performance, including refundable amounts. The increase in the deferred revenue balance for the twelve months ended June 30, 2020 is primarily driven by cash payments received or due in advance of satisfying our performance obligations, offset by $441.0 million of revenues recognized that were included in the deferred revenue balance as of June 30, 2019. Acquisitions contributed $0.7 million to the increase in deferred revenue balance (for more information, see Note 13, “Business combinations”).
Transaction price allocated to remaining performance obligations
Transaction price allocated to the remaining performance obligations represents contracted revenue that has not yet been recognized, which includes unearned revenue and unbilled amounts that will be recognized as revenue in future periods. Transaction price allocated to the remaining performance obligations is influenced by several factors, including the timing of renewals, the timing of delivery of software licenses, average contract terms, and foreign currency exchange rates. Unbilled portions of the remaining performance obligations are subject to future economic risks including bankruptcies, regulatory changes and other market factors.
As of June 30, 2020, approximately $639.4 million of revenue is expected to be recognized from transaction price allocated to remaining performance obligations. We expect to recognize revenue on approximately 92% of these remaining performance obligations over the next 12 months with the balance recognized thereafter.
Disaggregated revenue
Marketplace apps revenue totaled approximately $103.5 million, $77.4 million and $53.1 million for the fiscal years ended 2020, 2019, and 2018, respectively, which is included in other revenue.
The Group’s revenues by geographic region based on end-users who purchased our products or services are as follows:

	Fiscal Year Ended June 30,
	2020	2019	2018
	(U.S. $ in thousands)
Americas	$802,499	$603,959	$439,363
EMEA	633,735	474,712	347,509
Asia Pacific	177,939	131,456	94,106
Total revenues	$1,614,173	$1,210,127	$880,978

Revenues from the United States totaled approximately $700.9 million, $528.8 million, and $386.0 million for the fiscal years ended 2020, 2019, and 2018, respectively. Revenues from our country of domicile, the United Kingdom, totaled approximately $110.9 million, $86.0 million, and $63.0 million for the fiscal years ended 2020, 2019, and 2018, respectively. No one customer has accounted for more than 10% of revenue for the fiscal years ended 2020, 2019, and 2018.
16. Exchangeable Senior Notes
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
The exchange feature of the Notes requires bifurcation from the Notes and is accounted for as a derivative liability. The fair value of the Notes’ embedded exchange derivative at the time of issuance was $177.9 million and was recorded as original debt discount for purposes of accounting for the debt component of the Notes. This discount is amortized as interest expense using the effective interest method over the term of the Notes. The Notes embedded exchange derivative is carried on the consolidated statements of financial position at its estimated fair value and is adjusted at the end of each reporting period, with unrealized gain or loss reflected in the consolidated statements of operations. The fair value of the exchange feature derivative liability was $1,283.1 million and $851.1 million as of June 30, 2020 and 2019, respectively.

In connection with the issuance of the Notes, the Company entered into privately negotiated capped call transactions with certain financial institutions. The aggregate cost of the capped calls was $87.7 million. The capped call transactions expire in May 2023 and must be settled in cash. The capped call can be exercised on each exchange date that the related Notes are submitted for exchange. The capped call transactions are expected to generally offset cash payments due, limited by a capped price per share. The initial cap price of the capped call transactions is $114.42 per share and is subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are accounted for as derivative assets and are carried on the consolidated statements of financial position at their estimated fair value. The capped calls are adjusted to fair value each reporting period, with unrealized gain or loss reflected in the consolidated statements of operations. The fair value of capped call assets was $310.6 million and $214.6 million as of June 30, 2020 and 2019, respectively.
The current or non-current classification of the embedded exchange derivative liability and the capped calls asset corresponds with the classification of the Notes on the consolidated statements of financial position. The classification is evaluated at each balance sheet date, and may change from time to time depending on whether the exchange conditions are met. As of June 30, 2020, the closing price exchange condition has been met and the Notes, exchange derivative liability and the capped call assets are classified as current. Please refer to Note 5, “Financial Assets and Liabilities” for details on the valuation of exchange feature derivative liability and capped call assets. As of June 30, 2020, we have settled one exchange request and have received additional requests for immaterial amounts of the Notes.
The Notes including the exchangeable features are Level 2 instruments, and the fair value of the Notes was $2,234 million and $1,697 million as of June 30, 2020 and 2019, respectively.
The principal amount, unamortized debt discount, unamortized issuance costs and net carrying amount of the liability component of the Notes as of June 30, 2020 and 2019 were as follow:

	As of June 30,
	2020	2019
	(U.S. $ in thousands)
Principal amount	$999,999	$1,000,000
Unamortized debt discount	(105,963)	(140,011)
Unamortized issuance cost	(4,853)	(6,413)
Net liability	$889,183	$853,576
The effective interest rate, contractual interest expense and amortization of debt discount for the Notes for the fiscal year ended June 30, 2020 and 2019 were as follow:

	Fiscal Year Ended June 30,
	2020	2019
	(U.S. $ in thousands)
Effective interest rate	4.83%	4.83%
Contractual interest expense	$6,250	$6,267
Amortization of debt discount	$34,048	$32,453
Amortization of issuance cost	$1,560	$1,486

Reconciliation of assets and liabilities arising from financing activities:

	Capped call assets	Exchangeable Notes, net	Embedded exchange feature of Notes	Accrued interest
	(U.S. $ in thousands)
Balance as of June 30, 2018	$(99,932)	$819,637	$202,553	$1,094
Cash flows	—	—	—	(6,319)
Amortization of debt discount and issuance cost	—	33,939	—	—
Fair value changes	(114,665)	—	648,573	—
Accrual of interest	—	—	—	6,267
Balance as of June 30, 2019	$(214,597)	$853,576	$851,126	$1,042
Cash flows	—	(1)	(1)	(6,250)
Amortization of debt discount and issuance cost	—	35,608	—	—
Fair value changes	(96,011)	—	431,964	—
Accrual of interest	—	—	—	6,250
Balance as of June 30, 2020	$(310,608)	$889,183	$1,283,089	$1,042

17. Shareholders’ Equity
Share capital

	As of June 30,		As of June 30,
	2020	2019	2020	2019
	(number of shares)		(U.S. $ in thousands)
Details
Class A ordinary shares	127,685,599	117,273,566	$12,768	$11,727
Class B ordinary shares	119,761,681	124,722,559	11,976	12,472
	247,447,280	241,996,125	$24,744	$24,199
Movements in Class A ordinary share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of June 30, 2018	105,371,800	$10,537
Conversion of Class B ordinary shares	5,219,947	522
Exercise of share options	1,496,875	150
Issuance for settlement of RSUs	4,674,873	467
Vesting of share options that were early exercised	510,071	51
Balance as of June 30, 2019	117,273,566	$11,727
Conversion of Class B ordinary shares	4,960,878	496
Exercise of share options	761,945	76
Issuance for settlement of RSUs	4,048,319	405
Vesting of early exercised shares	640,891	64
Balance as of June 30, 2020	127,685,599	$12,768
Class A shares as of June 30, 2020 and June 30, 2019 does not include 515,697 and 911,367 shares of restricted stock outstanding, respectively, that are subject to forfeiture or repurchase.

Movements in Class B ordinary share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of June 30, 2018	129,942,506	$12,994
Conversion to Class A ordinary shares	(5,219,947)	(522)
Balance as of June 30, 2019	124,722,559	$12,472
Conversion to Class A ordinary shares	(4,960,878)	(496)
Balance as of June 30, 2020	119,761,681	$11,976
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
Other capital reserves
Capital redemption and merger reserves
The Company has capital redemption and merger reserves of $35.0 million in total at June 30, 2020, 2019 and 2018. They are comprised of a $98.0 thousand capital redemption reserve that is a non-distributable reserve arising on the redemption of redeemable shares and a $34.9 million merger reserve representing the difference between the nominal value of the shares issued by the Company in a prior reorganization and the share capital and share premium account prior to reorganization.
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
Investments at fair value through other comprehensive income reserve
The change in fair value for the Group’s financial instruments classified at fair value through other comprehensive income are recognized in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount related to the Group’s debt investments is reclassified to the consolidated statements of operations upon the sale of the investment or at maturity date. In contrast, the cumulative amount related to the Group’s equity investments will remain in other comprehensive income upon the sale of the investment.
18. Earnings Per Share
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
A reconciliation of the calculation of basic and diluted loss per share is as follows:

	Fiscal Year Ended June 30,
	2020	2019	2018
	(U.S. $ and shares in thousands, except per share data)
Numerator:
Net loss attributable to ordinary shareholders:	$(350,654)	$(637,621)	$(113,432)
Denominator:
Weighted-average ordinary shares outstanding—basic	244,844	238,611	231,184
Weighted-average ordinary shares outstanding—diluted	244,844	238,611	231,184
Net loss per share attributable to ordinary shareholders:
Basic net loss per share	$(1.43)	$(2.67)	$(0.49)
Diluted net loss per share	$(1.43)	$(2.67)	$(0.49)
For fiscal years ended June 30, 2020, 2019 and 2018, potential anti-dilutive weighted-average shares excluded from the computation of net loss per share were 6.8 million, 9.6 million and 12.8 million, respectively.
19. Commitments
The Group has contractual commitments for services with third-parties related to its cloud services platform and data centers. These commitments are non-cancellable and expire within two to three years.
Additionally, the Group has capital purchase obligations for the construction or purchase of property and equipment.
The following table sets forth commitments for purchase obligations as of June 30, 2020 and 2019:

	Fiscal Year Ended June 30,
	2020	2019
	(U.S. $ in thousands)
Capital purchase obligations	$9,781	$—
Other contractual commitments	235,002	328,320
Total purchase obligation	$244,783	$328,320
Leasing activities are now in the scope of IFRS 16. Please refer to Note 12, “Leases” for details.
Maturities of purchase obligations as of June 30, 2020 were as follows:

	Capital purchase obligations	Other contractual commitments	Total
	(U.S. $ in thousands)
Fiscal Period:
Year ending 2021	$9,781	$90,972	$100,753
Years ending 2022 - 2023	—	144,030	144,030
Total commitments	$9,781	$235,002	$244,783

20. Related Party Transactions
Key management personnel compensation
All directors and executive management have authority and responsibility for planning, directing and controlling the activities of the Group, and are considered to be key management personnel.
Compensation for the Group’s key management personnel is as follows:

	Fiscal Year Ended June 30,
	2020	2019	2018
	(U.S. $ in thousands)
Executive management:
Short-term compensation and benefits	$3,334	$3,835	$2,991
Post-employment benefits	68	109	99
Share-based payments	15,509	17,144	9,335
	$18,911	$21,088	$12,425

Board of directors:
Cash remuneration	$455	$430	$362
Share-based payments	1,741	1,772	1,577
	$2,196	$2,202	$1,939

21. Geographic Information
The Group’s non-current operating assets by geographic regions are as follows:

	Fiscal Year Ended June 30,
	2020	2019
	(U.S. $ in thousands)
Non-current operating assets:
United States	$975,446	$819,227
Australia	102,950	18,842
India	10,233	9,286
Total non-current operating assets	$1,088,629	$847,355
Non-current operating assets for this purpose consist of property and equipment, right-of-use assets, goodwill, intangible assets and other non-current assets.
22. Share-based Payments
The Group maintains three share-based employee compensation plans: the 2015 Share Incentive Plan (“2015 Plan”); the Atlassian Corporation Plc 2013 U.S. Share Option Plan (“2013 U.S. Option Plan”); and the Atlassian UK Employee Share Option Plan (together with the 2013 U.S. Option Plan, the “Option Plans”). In October 2015, the board of directors approved the 2015 Plan, and in November 2015, our shareholders adopted the 2015 Plan, effective on our IPO, and provides for the issuance of incentive and nonstatutory share options, share appreciation rights, restricted share awards, RSUs, unrestricted share awards, performance share awards, performance-based awards to covered employees, and dividend equivalent rights to qualified employees, directors and consultants. Under the 2015 Plan, a total of 20.7 million Class A ordinary shares were initially reserved for the issuance of awards, subject to automatic annual increases.
RSU grants generally vest 25% on the one year anniversary and 1/12th of the remaining RSUs vest over the remaining three years, on a quarterly basis thereafter. Performance-based RSUs have non-market performance vesting conditions. Individuals must continue to provide services to a Group entity in order to vest.
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
Under the Option Plans, share options have a contractual life of seven to ten years and typically follow a standard vesting schedule over a four year period: 25% vest on the one year anniversary and 1/48th monthly vesting for the 36 months thereafter. Individuals must continue to provide services to a Group entity in order to vest. Upon termination, all unvested options are forfeited and vested options must generally be exercised within three months.

RSU and Class A ordinary share option activity was as follows:

		Share Options
	Shares Available for Grant	Outstanding	Weighted Average Exercise Price	RSUs Outstanding
Balance as of June 30, 2018	30,600,215	2,723,182	$2.41	9,602,673
Increase in shares authorized:
2015 Plan	11,807,109	—	—	—
RSUs granted	(5,397,681)	—	—	5,397,681
RSUs canceled	1,113,870	—	—	(1,113,870)
RSUs settled	—	—	—	(4,674,873)
Share options exercised	—	(1,496,875)	2.37	—
Share options canceled	5,481	(5,481)	0.65	—
Balance as of June 30, 2019	38,128,994	1,220,826	2.47	9,211,611
Increase in shares authorized:
RSUs granted	(3,083,015)	—	—	3,083,015
RSUs canceled	874,564	—	—	(874,564)
RSUs settled	—	—	—	(4,048,319)
Share options exercised	—	(761,945)	2.37	—
Share options canceled	707	(707)	1.03	—
Balance as of June 30, 2020	35,921,250	458,174	$2.65	7,371,743
Share options vested and exercisable as of June 30, 2020		457,663	$2.65
Share options vested and exercisable as of June 30, 2019		1,027,372	$2.55
During fiscal year ended 2019, the Company added 11,807,109 Class A ordinary shares to the pool of shares available for issuance, pursuant to an evergreen provision contained in the 2015 Plan.
The weighted-average remaining contractual life for options outstanding as of both fiscal year end, June 30, 2020 and 2019, were 3.6 years. Options exercisable as of June 30, 2020 and 2019, had a weighted-average remaining contractual life of approximately 3.6 years and 3.2 years, respectively.
The following table summarizes information about share options outstanding as of June 30, 2020:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Years
$0.59 - 0.66	78,563	$0.62	78,563	$0.62	4.86
$1.14	21,024	1.14	20,513	1.14	6.07
$3.18	358,587	3.18	358,587	3.18	3.23
	458,174	$2.65	457,663	$2.65	3.64

The following table summarizes information about share options outstanding as of June 30, 2019:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Years
$0.59 - 0.66	196,206	$0.63	143,346	$0.62	5.83
$1.14	65,107	1.14	20,868	1.14	7.07
$1.92 - 2.16	17,828	2.09	17,828	2.09	0.45
$2.40 - 2.92	299,613	2.47	299,613	2.47	0.86
$3.18	642,072	3.18	545,717	3.18	3.81
	1,220,826	$2.47	1,027,372	$2.55	3.24
All share-based payments are measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (generally the four-year vesting period of the award).
The weighted-average grant date fair value of the RSUs issued during the fiscal years ended June 30, 2020 and 2019 was $139.2 and $83.90 per share, respectively. There were no share options granted during the fiscal year ended June 30, 2020 and 2019.
As of June 30, 2020, the Group had an aggregate of $328.6 million of future period share-based payment expense related to all equity awards outstanding, net of estimated forfeitures, to be amortized over a weighted-average remaining period of 1.4 years.
Restricted stock
During the fiscal year 2020 and 2019, the Company granted 245,221 and 593,567 shares of restricted stock that were subject to forfeiture, respectively. The weighted average grant fair value date of these restricted shares was $135.64 and $98.72, respectively. As of June 30, 2020 and 2019, there were 515,697 and 911,367 shares of restricted stock outstanding, respectively. These outstanding shares of restricted stock are subject to forfeiture or repurchase at the original exercise price during the repurchase period following employee termination, as applicable.
23. Events after the reporting period
In July 2020, we acquired Mindville AB, an asset and configuration management company based in Sweden. With the acquisition of Mindville, Atlassian brings critical configuration management database capability to Jira Service Desk to better meet the needs of its IT customers. The consideration is comprised of approximately $36 million in cash. We are in the process of finalizing the intangible assets valuation and acquisition price allocation.