Form 20-F
period 2021-06-30
Atlassian Corp Plc
filed 2021-08-13
CIK 1650372

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2021
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
As of June 30, 2021, 137,307,769 Class A Ordinary Shares and 114,609,645 Class B Ordinary Shares.
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
Large accelerated filer ☑  Accelerated filer ☐  Non-accelerated filer ☐  Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.
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
•Future acquisitions of, or investments in, complementary companies, products, services or technologies; and
•The impact of natural disasters, climate change, diseases and pandemics, such as the novel coronavirus (“COVID-19”) pandemic, and any associated economic downturn, and political and social unrest on our results of operations and financial performance.
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

Item 2. OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

Item 3. KEY INFORMATION

A. Selected Financial Data
The following tables summarize our selected consolidated financial and other data. We prepare our consolidated financial statements in accordance with International Financial Reporting Standards (“IFRS”), which includes all standards issued by the International Accounting Standards Board (“IASB”) and related interpretations issued by the IFRS Interpretations Committee. We derived the consolidated statements of operations data for the fiscal years ended June 30, 2021, 2020 and 2019 and the consolidated summary of financial position data as of June 30, 2021 and 2020 from our audited consolidated financial statements included elsewhere in this annual report. The selected statements of operations data for the fiscal years ended June 30, 2018 and 2017 and the consolidated statements of financial position data as of June 30, 2019, 2018 and 2017 are derived from our audited consolidated financial statements that are not included in this annual report. The selected summary data for the years ended June 30, 2021 and 2020 reflect the adoption of IFRS 16, Leases (“IFRS 16”). The selected summary data for the years ended June 30, 2019, 2018 and 2017 do not reflect the adoption of IFRS 16. You should read the following selected consolidated financial data in conjunction with “Item 4. Information on the Company” and our consolidated financial statements and related notes included elsewhere in this annual report.

Consolidated Statements of Operations Data:

	Fiscal Year Ended June 30,
	2021	2020	2019	2018	2017
	(U.S. $ and shares in thousands, except per share data)
Revenues:
Subscription	$1,324,064	$931,455	$633,950	$410,694	$249,823
Maintenance	522,971	469,350	394,526	326,511	264,453
Perpetual license	84,806	95,162	93,593	83,171	74,058
Other	157,291	118,206	88,058	60,602	38,350
Total revenues	2,089,132	1,614,173	1,210,127	880,978	626,684
Cost of revenues (1) (2)	336,021	268,807	210,285	172,690	119,161
Gross profit	1,753,111	1,345,366	999,842	708,288	507,523
Operating expenses:
Research and development (1) (2)	963,326	763,188	579,134	415,776	310,169
Marketing and sales (1) (2)	372,909	299,683	268,356	187,315	134,404
General and administrative (1)	315,242	268,409	215,714	151,242	118,784
Total operating expenses	1,651,477	1,331,280	1,063,204	754,333	563,357
Operating income (loss)	101,634	14,086	(63,362)	(46,045)	(55,834)
Other non-operating expense, net	(620,759)	(338,486)	(535,453)	(15,157)	(1,342)
Finance income	7,174	27,801	33,500	9,877	4,851
Finance costs	(122,713)	(49,610)	(40,241)	(6,806)	(75)
Loss before income tax expense	(634,664)	(346,209)	(605,556)	(58,131)	(52,400)
Income tax benefit (expense)	(61,651)	(4,445)	(32,065)	(55,301)	14,951
Net income (loss)	$(696,315)	$(350,654)	$(637,621)	$(113,432)	$(37,449)
Net income (loss) per share attributable to ordinary shareholders:
Basic	$(2.79)	$(1.43)	$(2.67)	$(0.49)	$(0.17)
Diluted	$(2.79)	$(1.43)	$(2.67)	$(0.49)	$(0.17)
Weighted-average shares outstanding used to compute net income (loss) per share attributable to ordinary shareholders:
Basic	249,679	244,844	238,611	231,184	222,224
Diluted	249,679	244,844	238,611	231,184	222,224
(1)Amounts include share-based payment expense, as follows:

Cost of revenues	$24,739	$19,787	$17,450	$11,955	$6,856
Research and development	253,328	204,150	149,049	98,609	79,384
Marketing and sales	46,978	41,960	39,303	23,605	17,395
General and administrative	60,687	47,498	51,960	28,704	33,813

(2)Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$22,394	$29,509	$27,997	$21,188	$14,587
Research and development	168	166	60	—	—
Marketing and sales	9,192	12,860	28,744	36,090	15,269

Consolidated Statements of Financial Position Data:

	As of June 30,
	2021	2020	2019	2018	2017
	(U.S. $ in thousands)
Cash and cash equivalents	$919,227	$1,479,969	$1,268,441	$1,410,339	$244,420
Short-term investments	313,001	676,072	445,046	323,134	305,499
Derivative assets	127,486	327,487	215,233	99,995	3,252
Right-of-use assets, net	205,300	217,683	—	—	—
Working capital (deficit)	(726,170)	(374,993)	(287,597)	1,377,145	296,984
Total assets	2,945,344	3,894,072	2,977,258	2,421,828	1,282,117
Deferred revenue	897,595	601,005	468,820	342,871	245,195
Derivative liabilities	772,796	1,284,598	855,079	207,970	—
Exchangeable senior notes, net	348,799	889,183	853,576	819,637	—
Lease obligations	256,549	264,568	—	—	—
Total liabilities	2,650,430	3,318,766	2,411,791	1,514,508	379,424
Share capital	25,164	24,744	24,199	23,531	22,726
Total equity	294,914	575,306	565,467	907,320	902,693
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
•Net loss on settlements of the Notes and capped call transactions.
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
The following table provides reconciliations of non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS for the fiscal years ended June 30, 2021, 2020, 2019, 2018 and 2017. The data for the years ended June 30, 2021 and 2020 reflect the adoption of IFRS 16 on July 1, 2019. The data for the years ended June 30, 2019, 2018 and 2017 do not reflect the adoption of IFRS 16.

	Fiscal Year Ended June 30,
	2021	2020	2019	2018	2017
	(U.S. $ and shares in thousands, except per share data)
Gross profit
IFRS gross profit	$1,753,111	$1,345,366	$999,842	$708,288	$507,523
Plus: Share-based payment expense	24,739	19,787	17,450	11,955	6,856
Plus: Amortization of acquired intangible assets	22,394	29,509	27,997	21,188	14,587
Non-IFRS gross profit	$1,800,244	$1,394,662	$1,045,289	$741,431	$528,966

Operating income
IFRS operating income (loss)	$101,634	$14,086	$(63,362)	$(46,045)	$(55,834)
Plus: Share-based payment expense	385,732	313,395	257,762	162,873	137,448
Plus: Amortization of acquired intangible assets	31,754	42,535	56,801	57,278	29,856
Non-IFRS operating income	$519,120	$370,016	$251,201	$174,106	$111,470

Net income
IFRS net loss	$(696,315)	$(350,654)	$(637,621)	$(113,432)	$(37,449)
Plus: Share-based payment expense	385,732	313,395	257,762	162,873	137,448
Plus: Amortization of acquired intangible assets	31,754	42,535	56,801	57,278	29,856
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	723,823	371,561	567,847	19,892	—
Less: Income tax effects and adjustments	(87,417)	(88,030)	(30,243)	(2,150)	(39,864)
Non-IFRS net income	$357,577	$288,807	$214,546	$124,461	$89,991

Net income per share
IFRS net loss per share - diluted	$(2.79)	$(1.43)	$(2.67)	$(0.49)	$(0.17)
Plus: Share-based payment expense	1.51	1.27	1.05	0.68	0.59
Plus: Amortization of acquired intangible assets	0.12	0.17	0.23	0.25	0.13
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	2.90	1.49	2.37	0.08	—
Less: Income tax effects and adjustments	(0.34)	(0.35)	(0.12)	(0.01)	(0.17)
Non-IFRS net income per share - diluted	$1.40	$1.15	$0.86	$0.51	$0.38

Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	249,679	244,844	238,611	231,184	222,224
Plus: Dilution from share options and RSUs (1)	5,041	6,811	9,609	12,801	13,833
Weighted-average shares used in computing diluted non-IFRS net income per share	254,720	251,655	248,220	243,985	236,057

Free cash flow
IFRS net cash provided by operating activities	$841,330	$574,210	$466,342	$311,456	$199,381
Less: Capital expenditures	(31,520)	(35,709)	(44,192)	(30,209)	(15,129)
Less: Payments of lease obligations	(44,874)	(38,125)	—	—	—
Free cash flow (2)	$764,936	$500,376	$422,150	$281,247	$184,252
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the fiscal year ended June 30, 2021, 2020, 2019, 2018 and 2017 because the effect would have been anti-dilutive.
(2) As a result of our adoption of IFRS 16 on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change.

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

Risk Factor Summary

Our business is subject to numerous risks and uncertainties, including those highlighted in this section titled “Risk Factors” and summarized below. We have various categories of risks, including, risks related to our business and industry, risks related to information technology, intellectual property, and data security and privacy, risks related to legal, regulatory, accounting, and tax matters, risks related to ownership of our Class A ordinary shares, risks related to our indebtedness and outstanding Notes, risks related to being a foreign private issuer or English company, and general risks, which are discussed more fully below. As a result, this risk factor summary does not contain all of the information that may be important to you, and you should read this risk factor summary together with the more detailed discussion of risks and uncertainties set forth following this summary, as well as elsewhere in this annual report. These risks include, but are not limited to, the following:

•The COVID-19 pandemic, and any associated economic and social impacts, could harm our business and results of operations.
•Our rapid growth makes it difficult to evaluate our future prospects and may increase the risk that we will not continue to grow at or near historical rates.
•We may not be able to sustain our revenue growth rate or achieve profitability in the future.
•The markets in which we participate are intensely competitive, and if we do not compete effectively, our business, results of operations, and financial condition could be harmed.
•Our distribution model of offering and selling on-premises offerings of certain of our products, in addition to offering and selling cloud offerings of these products, increases our expenses, may impact revenue recognition timing, and may pose other challenges to our business.
•Our business depends on our customers renewing their subscriptions and maintenance plans and purchasing additional licenses or subscriptions from us, and any decline in our customer retention or expansion could harm our future results of operations.
•If we are not able to develop new products and enhancements to our existing products that achieve market acceptance and that keep pace with technological developments, our business and results of operations could be harmed.
•Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.
•Our business model relies on a high volume of transactions and affordable pricing. As lower cost or free products are introduced by our competitors, our ability to generate new customers could be harmed.
•If we fail to effectively manage our growth, our business and results of operations could be harmed.
•If our security measures are breached or unauthorized access to customer data is otherwise obtained, our products may be perceived as insecure, we may lose existing customers or fail to attract new customers, and we may incur significant liabilities.
•Interruptions or performance problems associated with our technology and infrastructure could harm our business and results of operations.

•Real or perceived errors, failures, vulnerabilities or bugs in our products or in the products on Atlassian Marketplace could harm our business and results of operations.
•Because our products rely on the movement of data across national boundaries, global privacy and data security concerns could result in additional costs and liabilities to us or inhibit sales of our products globally.
•Our global operations and structure subject us to potentially adverse tax consequences.
•The dual class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, in particular, our Co-Chief Executive Officers and their affiliates, which will limit our other shareholders’ ability to influence the outcome of important transactions, including a change in control.
•Paying amounts due in cash in respect of our outstanding Notes on interest payment dates, at maturity and upon exchange thereof will require a significant amount of cash. We may not have sufficient cash flow from our business to pay when due, or raise the funds necessary to pay when due, amounts owed in respect of the Notes, which could adversely affect our business and results of operations.
•As a foreign private issuer, we are permitted to report our financial results under IFRS, are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company, and our Class A ordinary shares are not listed, and we do not intend to list our shares, on any market in the United Kingdom, our country of incorporation. This may limit the information available to holders of our Class A ordinary shares.
•As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the Nasdaq listing standards. This may afford less protection to holders of our Class A ordinary shares than U.S. regulations.
•The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation.

Risks Related to Our Business and Industry
The COVID-19 pandemic, and any associated economic and social impacts, could harm our business and results of operations.
In January 2020 the World Health Organization declared COVID-19 a Public Health Emergency of International Concern, and a pandemic in March 2020. This outbreak has continued to rapidly spread across the world and has significantly impacted global economic activity, worldwide financial markets and social practices. The related adverse public health developments, including orders to shelter-in-place, travel restrictions, and mandated business closures, have adversely affected workforces, organizations, customers, economies, and financial markets globally, leading to an economic downturn and increased market volatility. It has also disrupted the normal operations of many businesses, including ours. The COVID-19 pandemic may prevent us from conducting business operations at full capacity for an indefinite period of time. For example, we have taken precautionary measures intended to help minimize the risk of the virus to our employees which may disrupt our operations, including temporarily closing our offices worldwide, requiring all employees to work remotely (and subsequently announcing that most employees will have flexibility to work remotely indefinitely), and suspending all travel worldwide for our employees. An extended period of involuntary remote-work arrangements could strain our business continuity plans, introduce operational risk, including cybersecurity risks and increased costs, and impair our ability to effectively manage our business, which may negatively impact our business, results of operations, and financial condition. We are actively monitoring the impacts of the situation and may adjust our current policies and practices as more information and public health guidance become available.
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

The extent to which COVID-19 ultimately impacts our business, results of operations, and financial position will depend on future developments, which are uncertain and cannot be fully predicted at this time, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken by governments and authorities to contain the virus or treat its impact, the effectiveness of current vaccine treatments, and how quickly and to what extent normal economic and operating conditions can resume.
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
Our historical growth rate should not be considered indicative of our future performance and may decline in the future. In future periods, our revenue could grow more slowly than in recent periods or decline for a number of reasons, including any reduction in demand for our products, increase in competition, limited ability to, or our decision not to, increase pricing, contraction of our overall market, a slower than anticipated adoption of or migration to our cloud offerings, or our failure to capitalize on growth opportunities. For example, in October 2020, we announced that beginning in February 2021, we will no longer sell new perpetual licenses for our products, or upgrades to these on-premises versions of our products starting in February 2022, and plan to end maintenance and support for these on-premises versions of our products in February 2024. If a significant portion of our customers do not transition to our cloud or data center offerings, our revenue growth rates and profitability may be negatively impacted.
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
Our products seek to serve multiple markets, and we are subject to competition from a wide and varied field of competitors. Some competitors, particularly new and emerging companies with sizeable venture capital investment, could focus all their energy and resources on one product line or use case and, as a result, any one competitor could develop a more successful product or service in a particular market we serve which could decrease our market share and harm our brand recognition and results of operations. For all of these reasons and others we cannot anticipate today, we may not be able to compete successfully against our current and future competitors, which could harm our business, results of operations, and financial condition.
Our distribution model of offering and selling on-premises offerings of certain of our products, in addition to offering and selling cloud offerings of these products, increases our expenses, may impact revenue recognition timing, and may pose other challenges to our business.
We currently offer and sell both on-premises and cloud offerings of certain of our products. For these products, our cloud offering enables quick setup and subscription pricing, while our on-premises offering permits more customization, a perpetual or term license fee structure, and complete application control. Historically, these products were developed in the context of our on-premises offering, and we have less operating experience offering and selling these products via our cloud offering. Although a substantial majority of our revenue has historically been generated from customers using our on-premises products, we believe that over time more customers will move to our cloud offering, and our cloud offering will become more central to our distribution model. For example, in October 2020, we announced that beginning in February 2021, we will no longer sell new perpetual licenses for on-premises versions of our products, or upgrades to these on-premises versions of our products starting in February 2022, and plan to end maintenance and support for these on-premises versions of our products in February 2024. Additionally, we plan to offer loyalty discounts to certain of our enterprise-level on-premises customers to incentivize migration to the cloud, which may also impact our near-term revenue growth. As more of our customers transition to the cloud, we may be subject to additional competitive and pricing pressures, which could harm our business. Further, as more customers elect our cloud offering in place of our on-premises offering, revenues from such customers are typically lower in the initial year, which may impact our near-term revenue growth rates. If our cloud offering does not develop as quickly as we expect, if we are unable to continue to scale our systems to meet the requirements of a successful large, cloud offering, or if we lose customers currently using our on-premises products due to our increased focus on our cloud offering or our inability to successfully migrate them to our cloud products, our business could be harmed. We are directing a significant portion of our financial and operating resources to implement a robust cloud offering for our products and to migrate our existing customers to our cloud offerings, but even if we continue to make these investments, we may be unsuccessful in growing or implementing our cloud offering that competes successfully against our current and future competitors and our business, results of operations, and financial condition could be harmed.
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

Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our products, new market entrants, our product support, our prices and pricing plans, the prices of competing software products, reductions in our customers’ spending levels, new product releases and changes to packaging of our product offerings, mergers and acquisitions affecting our customer base, our increased focus on our cloud offerings, our decision to end the sale of new perpetual licenses for our products, or the effects of global economic conditions, including the impacts on us or our customers, partners and suppliers from the COVID-19 pandemic. We may be unable to timely address any retention issues with specific customers, which could harm our results of operations. If our customers do not purchase additional licenses or subscriptions or renew their subscriptions or maintenance plans, renew on less favorable terms, or fail to add more users, our revenue may decline or grow less quickly, which could harm our future results of operations and prospects.
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
A key element of our strategy is to invest significantly in our research and development efforts to develop new products and enhance our existing products to address additional applications and markets. In fiscal years 2021 and 2020, our research and development expenses were 46% and 47% of our revenue, respectively. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business could be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling products and generate revenue, if any, from such investment. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such product. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in our current or future markets, it could harm our business and results of operations.
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
•Our increased focus on our cloud offerings, including customer migrations to our cloud products;
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
•The impact of political and social unrest, natural disasters, climate change, diseases and pandemics, such as the COVID-19 pandemic, and any associated economic downturn, on our results of operations and financial performance;
•Potential exchanges, redemptions and repurchases of our Notes for payment of cash;
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
We have experienced and expect to continue to experience rapid growth, which has placed, and may continue to place, significant demands on our management, operational, and financial resources. In addition, we operate globally, sell our products to customers in approximately 200 countries, and have employees in Australia, the United States, the United Kingdom, the Netherlands, the Philippines, Poland, India, Turkey, Canada, Japan, Sweden, Germany and France. We plan to continue to expand our operations into other countries in the future, which will place additional demands on our resources and operations. We have also experienced significant growth in the number of customers, users, transactions and data that our products and our associated infrastructure support. If we fail to successfully manage our anticipated growth and change, the quality of our products may suffer, which could negatively affect our brand and reputation and harm our ability to retain and attract customers. Finally, our organizational structure is becoming more complex and if we fail to scale and adapt our operational, financial, and management controls and systems, as well as our reporting systems and procedures, to manage this complexity, our business, results of operations, and financial condition could be harmed. We will require significant capital expenditures and the allocation of management resources to grow and change in these areas.

We may require additional capital to support our operations or the growth of our business and we cannot be certain that we will be able to secure this capital on favorable terms, or at all.
We may require additional capital to respond to business opportunities, challenges, acquisitions, the repayment of our Notes, a decline in the level of license, subscription or maintenance revenue for our products, the impacts of the COVID-19 pandemic, or other unforeseen circumstances. We may not be able to timely secure debt or equity financing on favorable terms, or at all. Our current Credit Facility contains certain restrictive covenants and any future debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing shareholders could suffer significant dilution in their percentage ownership of Atlassian, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

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
We derive a majority of our revenue from Jira Software and Confluence. As such, the market acceptance of these products is critical to our success. Demand for these products and our other products is affected by a number of factors, many of which are beyond our control, such as continued market acceptance of our products by customers for existing and new use cases, the timing of development and release of new products, features, functionality and lower cost alternatives introduced by our competitors, technological changes and developments within the markets we serve, and growth or contraction in our addressable markets. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of our products, our business, results of operations, and financial condition could be harmed.
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
Our Credit Facility and overall debt level may limit our flexibility in obtaining additional financing and in pursuing other business opportunities or operating activities.

Our Credit Facility requires compliance with various financial and non-financial covenants, including affirmative covenants relating to the provision of periodic financial statements, compliance certificates and other notices, maintenance of properties and insurance, payment of taxes and compliance with laws and negative covenants, including, among others, restrictions on the incurrence of certain indebtedness, granting of liens and mergers, dissolutions, consolidations and dispositions. The Credit Facility also provides for a number of events of default, including, among others, failure to make a payment under the Credit Facility, bankruptcy, breach of a covenant, representation or warranty, default under material indebtedness (other than the Credit Facility), change of control and judgment defaults.

Under the terms of the Credit Facility, we may be restricted from engaging in business or operating activities that may otherwise improve our business or from financing future operations or capital needs. Failure to comply with the covenants, including the financial covenant, if not cured or waived, will result in an event of default that could trigger acceleration of our indebtedness, which would require us to repay all amounts owing under our Credit Facility and could have a material adverse impact on our business.

Overdue amounts under the Credit Facility accrue interest at a default rate. We cannot be certain that our future operating results will be sufficient to ensure compliance with the financial covenant in our Credit Facility or to remedy any defaults. In addition, in the event of default and related acceleration, we may not have or be able to obtain sufficient funds to make the accelerated payments required under the Credit Facility.

We continue to have the ability to incur additional debt, subject to the limitations in our Credit Facility. Our level of debt could have important consequences to us, including the following:

•Our ability to obtain additional financing, if necessary, for working capital, capital expenditures, acquisitions or other purposes may be impaired or such financing may not be available on favorable terms;
•We may need a substantial portion of our cash flow to make principal and interest payments on our debt, reducing the funds that would otherwise be available for investment in operations and future business opportunities;
•Our debt level will make us more vulnerable than our competitors with less debt to competitive pressures or a downturn in our business or the economy generally; and
•Our debt level may limit our flexibility in responding to changing business and economic conditions.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service our current or future indebtedness, we will be forced to take actions such as reducing or delaying our business activities, acquisitions, investments or capital expenditures, selling assets, restructuring or refinancing our debt, or seeking additional equity capital or bankruptcy protection. We may not be able to effect any of these remedies on satisfactory terms to us or at all.
If the Atlassian Marketplace does not continue to be successful, our business and results of operations could be harmed.
We operate the Atlassian Marketplace, an online marketplace, for selling third-party, as well as Atlassian-built, apps. We rely on the Atlassian Marketplace to supplement our promotional efforts and build awareness of our products, and believe that third-party apps from the Atlassian Marketplace facilitate greater usage and customization of our products. If we do not continue to add new vendors and developers, are unable to sufficiently grow the number of cloud apps our customers demand, or our existing vendors and developers stop developing or supporting the apps that they sell on Atlassian Marketplace, our business could be harmed.
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

In deploying and using our products, our customers depend on our product support teams to resolve complex technical and operational issues. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for product support. We also may be unable to modify the nature, scope and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase costs and harm our results of operations. In addition, as we continue to grow our operations and reach a global and vast customer base, we must provide efficient product support that meets our customers’ needs globally at scale. The number of our customers has grown significantly, which has put additional pressure on our product support organization. In order to meet these needs, we have relied in the past and will continue to rely on third-party vendors and self-service product support to resolve common or frequently asked questions, which supplement our customer support teams. If we are unable to provide efficient product support globally at scale, including through the use of third-party vendors and self-service support, our ability to grow our operations could be harmed and we may need to hire additional support personnel, which could harm our results of operations. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could harm our reputation, our ability to sell our products to existing and prospective customers, and our business, results of operations and financial condition.
If we are unable to develop and maintain successful relationships with our solution partners, our business, results of operations, and financial condition could be harmed.

We have established relationships with certain solution partners to distribute our products. We believe that continued growth in our business is dependent upon identifying, developing and maintaining strategic relationships with our existing and potential solution partners that can drive substantial revenue and provide additional value-added services to our customers. Currently we derive approximately forty percent of our revenue from channel partners’ sales efforts.

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
Many of our solution partners rely on in-person interactions to manage and build relationships with our customers. Currently, as a result of the work and travel restrictions due to COVID-19, our solution partners’ activities are being conducted largely remotely. We do not yet know the extent of the negative impact this will have on our solution partners’ ability to sell our products.
Acquisitions of, or investments in, other businesses, products, or technologies could disrupt our business, and we may be unable to integrate acquired businesses and technologies successfully or achieve the expected benefits of such acquisitions.
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
Negotiating these transactions can be time consuming, difficult and expensive, especially in light of the COVID-19 pandemic, and our ability to complete these transactions may often be subject to approvals that are beyond our control. Consequently, these transactions, even if announced, may not be completed. For one or more of those transactions, we may:
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
Risks Related to Information Technology, Intellectual Property, and Data Security and Privacy
If our security measures are breached or unauthorized access to customer data is otherwise obtained, our products may be perceived as insecure, we may lose existing customers or fail to attract new customers, and we may incur significant liabilities.
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
Although we expend significant resources to create security protections that shield our customer data against potential theft and security breaches, such measures cannot provide absolute security. We have in the past experienced breaches of our security measures. Certain breaches have resulted in unauthorized access to certain data processed through our products. Our products are at risk for future breaches, including, without limitation, breaches that may occur as a result of third-party action, or employee, vendor or contractor error or malfeasance, and other causes. Additionally, due to the COVID-19 pandemic, our employees are temporarily working mostly remotely, which may pose additional data security risks.

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
Our continued growth depends in part on the ability of our existing and potential customers to access our solutions at any time and within an acceptable amount of time. In addition, we rely almost exclusively on our websites for the downloading of, and payment for, all our products. We have experienced, and may in the future experience, disruptions, data loss and corruption, outages and other performance problems with our infrastructure and websites due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial of service attacks, or other security-related incidents. In some instances, we may not be able to identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and websites become more complex and our user traffic increases. If our products and websites are unavailable or if our users are unable to access our products within a reasonable amount of time, or at all, our business could be harmed. Moreover, we provide service level commitments under certain of our paid customer cloud contracts, pursuant to which we commit to specified minimum availability. From time to time, we have granted, and in the future will continue to grant, credits to paid customers pursuant to the terms of these agreements in the event of certain levels of unavailability, or downtime. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, or face contract termination with refunds of prepaid amounts related to unused subscriptions, which could harm our business, results of operations, and financial condition.
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

Globally, virtually every jurisdiction in which we operate has established its own data security and privacy frameworks with which we, or our customers, must comply. Data protection regulation is an area of increased focus and changing requirements. On April 27, 2016, the European Union (“EU”) adopted the General Data Protection Regulation 2016/679, or GDPR, that took effect on May 25, 2018, replacing the prior data protection laws of each EU member state. GDPR applies to any company established in the European Economic Area (“EEA”) as well as to those outside the EEA if they collect and use personal data in connection with the offering of goods or services to individuals in the EEA or the monitoring of their behavior. GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and extensive new obligations on services providers. GDPR prohibits the transfer of personal data outside of the EEA to a third country or international organization outside the EEA, unless one of a number of adequate safeguards is satisfied. Interpretation and enforcement of GDPR remains uncertain. Non-compliance with GDPR can trigger steep fines of up to €20 million or four percent of total worldwide annual turnover, whichever is higher. Following the exit of the United Kingdom from the EU and the end of the transition period on December 31, 2020, UK GDPR (alongside other UK domestic data protection legislation) governs the processing of personal data from individuals located in the UK. Similar regulations have also come into effect and been proposed around the world.

We currently rely on the standard contractual clauses approved by the European Commission (“EC”) pursuant to the EC's decision (C(2010)593) of February 5, 2010 ("Current SCCs") as our legal mechanism for onward transfers of personal data from: (i) the EEA; and (ii) the UK, to third countries outside the EEA (including the U.S.). On July 16, 2020, the EU-U.S. Privacy Shield program was invalidated by the European Court of Justice as a framework for transferring personal data from the EEA to the United States in Data Protection Commissioner v. Facebook Ireland Limited and Maximillian Schrems (“Schrems”). As a result of Schrems, we can no longer rely on the EU-U.S. Privacy Shield for these transfers, and our exclusive transfer mechanism is the Current SCCs. In Schrems, while the court upheld the Current SCCs as a valid mechanism to transfer personal data to third countries, the validity was conditional on there being effective mechanisms in place which ensure that personal data originating in the EEA always carries with it protections that are essentially equivalent to those in the EEA.

On June 4, 2021, the EC published a new set of standard contractual clauses for data transfers between the EEA and third countries outside the EEA (the "New EU SCCs") which principally included updates to take account of the GDPR and Schrems. These will replace the Current SCCs and it is mandatory for organizations to implement and comply with the New EU SCCs. Organizations have a grace period in which to do so - i.e. until (i) September 2021 to continue to put in place the Current SCCs; and (ii) December 2022 to implement the New EU SCCs. The New EU SCCs include provisions and a warranty around the “supplementary measures” required regarding international data transfers as result of the Schrems judgment.

On June 18, 2021, the European Data Protection Board ("EDPB") issued its finalized guidance on the “supplementary measures” to assist data exporters using standard contractual clauses with undertaking sufficient due diligence to ensure compliance with the level of protection required by the EEA. In particular, a transfer-by-transfer review should be conducted to understand the context of each arrangement, as well as mapping data flows to processors and all onward transfers, and an assessment of the adequacy of the destination country, taking into account the publicly available legislation of that country, as well as the practices in that country and the data importer's practical experience in that country. This is a resource heavy and time-consuming exercise for both data exporter and data importer.

The UK is no longer an EU member state. While the UK GDPR effectively mirrors the EU regime, any significant deviations, including in respect of international data transfers, could give rise to a more extensive compliance burden for organizations operating across both an EU and UK footprint, with the need to comply with two potentially different (or conflicting) regimes in parallel. On June 28, 2021 the EC adopted two adequacy decisions confirming the UK as an adequate jurisdiction for GDPR and Law Enforcement Directive purposes, on the basis that it ensures an essentially equivalent level of data protection to that guaranteed under EU legislation. While this means that organizations do not need to put in place additional transfer mechanisms to legitimize the transfer of data from the EEA to the UK, the adequacy decisions also included significant safeguards. Therefore, the UK would need to ensure that any divergence from EU legislation is sufficiently protective to continue to benefit from these adequacy decisions.

Standard contract clauses and other international data transfer mechanisms will continue to evolve and face additional scrutiny across the EU and the UK. In order to diversify our data transfer strategy and in particular in light of Schrems, the New EU SCCs and any divergence from the current UK data protection regime, we continue to update our data protection compliance strategy accordingly and will continue to explore other options for managing data from Europe, including without limitation, conducting (or assisting data exporters in conducting) assessments and due diligence of the related data flows and destination countries across our supply chain and customer base, re-evaluating and amending our contractual and organizational arrangements (including the Current SCCs), where required, incorporating additional technical security measures, and considering suppliers that house data in Europe, which may involve substantial expense and distraction from other aspects of our business.

To the extent we are unsuccessful in establishing an adequate mechanism for international data transfers or do not comply with the regulatory requirements in respect of international transfers of data, there is a risk that any of our data transfers could be halted or limited. In addition, we could be at risk of enforcement action taken by an EU or UK data protection authority including regulatory action, significant fines and penalties (or potential contractual liabilities) until such point in time that we ensure an adequate mechanism for EU and UK data transfers is in place. This could damage our reputation, inhibit sales and harm our business.

Additionally, in the United States, various laws and regulations apply to the collection, processing, disclosure and security of certain types of data, including the Federal Trade Commission Act, and state equivalents, the Electronic Communications Privacy Act, the Computer Fraud and Abuse Act and various state laws relating to privacy and data security, including the California Consumer Privacy Act (“CCPA”). As such, the U.S. Federal Trade Commission (“FTC”), many state attorneys general, and many courts interpret the various existing federal and state data privacy and consumer protection laws, and therefore enforce various standards for the collection, disclosure, process, use, storage and security of data, including personal information. The CCPA, which took effect on January 1, 2020, created new individual privacy rights for California residents, and places increased data privacy and security obligations on entities handling certain personal data of California consumers and households. The CCPA requires covered companies to provide new disclosures to consumers about such companies’ data collection, use and sharing practices, provide such consumers with expanded rights to access and delete their personal data and to opt-out of certain sales or transfers of personal data. Aspects of the CCPA and its interpretation and enforcement remain unclear. We cannot fully predict the impact of the CCPA on our business or operations, but it may require us to modify our data processing practices and policies and to incur substantial costs and expenses in an effort to comply. Record-breaking enforcement actions globally have shown that regulators do wield their right to impose substantial fines for violations of privacy regulations, and these enforcement actions could result in guidance from regulators that would require changes to our current compliance strategy. Given the breadth and depth of changes in data protection obligations, complying with global data protection requirements requires time, resources, and a review of our technology and systems currently in use against regulatory requirements.

In the United States, both Congress and state legislatures, along with federal regulatory authorities, have continued to increase their attention on the collection and use of data about individuals. Although data privacy legislation has been introduced in the U.S. Congress, despite significant legislative activity, to date there has not been any significant successful effort at enacting any such legislation; nevertheless in the event of any such legislation, it would create additional regulatory and compliance obligations, legal risk exposure, and could significantly impact Atlassian’s business activities. In California, the California Privacy Rights Act (the “CPRA”) was voted into law by ballot measure in November 2020, which will take effect on January 1, 2023. The CPRA significantly modifies the CCPA, including by imposing additional data privacy and protection obligations on covered companies and expanding consumer rights with respect to certain sensitive personal data. It will also create a new California data protection agency specifically tasked to enforce the law, which will likely result in increased regulatory scrutiny covered business in the areas of data protection and security.

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
There is considerable patent and other intellectual property development activity in our industry. Our future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. We have received, and may receive in the future, communications and lawsuits from third parties, including practicing entities and non-practicing entities, claiming that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon or misappropriating such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology, or technology that we obtain from third parties. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty or license payments, prevent us from offering our products or using certain technologies, require us to implement expensive work-arounds, refund fees to customers or require that we comply with other unfavorable terms. In the case of infringement or misappropriation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation. We may also be obligated to indemnify our customers or business partners in connection with any such claims or litigation and to obtain licenses, modify our products or refund fees, which could further exhaust our resources. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business operations and disrupt our business.
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
Risks Related to Legal, Regulatory, Accounting, and Tax Matters
Our global operations and structure subject us to potentially adverse tax consequences.
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

The EU has established a mandate that focuses on the transparency of cross-border arrangements concerning at least one EU member state through mandatory disclosure and exchange of cross-border arrangements rules. These regulations (known as DAC 6) require taxpayers to disclose certain transactions to the tax authorities resulting in an additional layer of compliance and require careful consideration of the tax benefits obtained when entering into transactions that need to be disclosed. Following the United Kingdom's exit from the EU, the rules as applicable in the UK have been significantly narrowed in scope. The rules that remain are intended now to align with the OECD's mandatory disclosure rules. This should reduce the number of genuine commercial transactions that are classified as reportable in the UK.

Also, in March 2018, the EC proposed a series of measures aimed at ensuring a fair and efficient taxation of digital businesses operating within the EU. As collaborative efforts by the OECD and EC continue, some countries have unilaterally moved to introduce their own digital service tax or equalization levy to capture tax revenue on digital services more immediately. Notably France, Italy, Austria, Spain, the United Kingdom, Turkey and India have enacted this tax, generally 2% on taxable activities.

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
On December 22, 2017, the United States passed legislation commonly known as the Tax Cuts and Jobs Act (the “Tax Act”) that significantly reforms the Internal Revenue Code of 1986, as amended. The Tax Act, among other things, includes changes to U.S. federal tax rates, imposes significant additional limitations on the deductibility of interest and executive compensation, allows for the expensing of capital expenditures and puts into effect the migration from a worldwide system of taxation to a territorial system. We do not expect the Tax Act to have a material impact to our projection of minimal cash taxes. However, the full impact of this tax reform on our business in future years is still uncertain and could adversely affect us. In addition, future changes to U.S. tax laws may adversely impact our effective tax rate, cash flows and overall profitability.

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
We face exposure to foreign currency exchange rate and interest rate fluctuations.
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
In addition, our Credit Facility has a floating interest rate that is based on variable and unpredictable U.S. and international economic risks and uncertainties and an increase in interest rates may negatively impact our financial results. We enter into interest rate hedging transactions that reduce, but do not eliminate, the impact of unfavorable changes in interest rates. We attempt to minimize credit exposure by limiting counterparties to internationally recognized financial institutions, but even these counterparties are subject to default and contract risk and this risk is beyond our control. There is no guarantee that our hedging efforts will be effective or, if effective in one period will continue to remain effective in future periods.

Our Credit Facility utilizes London Interbank Offered Rate (“LIBOR”) to calculate the amount of accrued interest on any borrowings. Regulators in certain jurisdictions including the United Kingdom and the United States have announced the desire to phase out the use of LIBOR by the end of 2021. The transition from LIBOR to a new replacement benchmark is uncertain at this time and the consequences of such developments cannot be entirely predicted, but could result in an increase in the cost of our borrowings under our existing Credit Facility and any future borrowings.
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
Risks Related to Ownership of Our Class A Ordinary Shares
The dual class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, in particular, our Co-Chief Executive Officers and their affiliates, which will limit our other shareholders’ ability to influence the outcome of important transactions, including a change in control.
Our Class B ordinary shares have ten votes per share and our Class A ordinary shares have one vote per share. As of June 30, 2021, shareholders who hold our Class B ordinary shares collectively hold approximately 89% of the voting power of our outstanding share capital and in particular, our Co-Chief Executive Officers, Michael Cannon-Brookes and Scott Farquhar, collectively hold approximately 89% of the voting power of our outstanding share capital. The holders of our Class B ordinary shares will collectively continue to control a majority of the combined voting power of our share capital and therefore be able to control substantially all matters submitted to our shareholders for approval so long as our Class B ordinary shares represent at least 10% of all of our outstanding Class A ordinary shares and Class B ordinary shares in the aggregate. These holders of our Class B ordinary shares may also have interests that differ from holders of our Class A ordinary shares and may vote in a way which may be adverse to such interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of Atlassian, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of Atlassian and might ultimately affect the market price of our Class A ordinary shares.
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
The market price of our Class A ordinary shares is volatile and could continue to fluctuate significantly regardless of our operating performance resulting in substantial losses for our Class A ordinary shareholders.
The trading price of our Class A ordinary shares is volatile and could continue to fluctuate significantly regardless of our operating performance in response to numerous factors, many of which are beyond our control, including:
•General economic conditions;
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
•Cyber-security and privacy breaches;
•Lawsuits threatened or filed against us; and
•Other events or factors, including those resulting from geopolitical risks, natural disasters, climate change, diseases and pandemics, including COVID-19, war, incidents of terrorism, or responses to these events.
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
The market price of our Class A ordinary shares could decline as a result of substantial sales of our Class A ordinary shares, particularly sales by our directors, executive officers and significant shareholders, or the perception in the market that holders of a large number of shares intend to sell their shares. As of June 30, 2021, we had 137,307,769 outstanding Class A ordinary shares and 114,609,645 outstanding Class B ordinary shares.
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
When the conditional exchange feature of the Notes is triggered, holders of Notes are entitled to exchange the Notes at any time during specified periods, at their option. The conditional exchange feature of the Notes was triggered as of June 30, 2021, and the Notes are currently exchangeable at the option of the holders, in whole or in part, between June 30, 2021 and September 30, 2021. If holders elect to exchange their Notes during such fiscal quarter, we would be required to settle our exchange obligation through the payment of cash, which could adversely affect our liquidity. In addition, even without holders electing to exchange their Notes during such fiscal quarter, we were required under applicable accounting rules to continue to classify the outstanding principal of the Notes as a current rather than long-term liability as of June 30, 2021.
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
Provisions in our articles of association, as amended and restated, may have the effect of delaying or preventing a change of control or changes in our management. Our amended and restated articles of association include provisions that:

•Specify that general meetings of our shareholders can be called only by our board of directors, the chair of our board of directors, or one of our Co-Chief Executive Officers (or otherwise by shareholders in accordance with the Companies Act); and
•Provide that vacancies on our board of directors may be filled by a majority of directors then in office, or by shareholders upon a recommendation by the directors or following specified notification procedures.
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
In addition, because we are a public limited company whose registered office is in the United Kingdom, we may become subject to the U.K. City Code on Takeovers and Mergers (“Takeover Code”), which is issued and administered by the U.K. Panel on Takeovers and Mergers (“Takeover Panel”). The Takeover Code applies, among other things, to an offer for a public company whose registered office is in the United Kingdom and whose securities are admitted to trading on a regulated market or multilateral trading facility in the United Kingdom (and for these purposes Nasdaq does not fall within the definition of regulated market or multilateral trading facility), or to an offer for a public company whose registered office is in the United Kingdom if Atlassian is considered by the Takeover Panel to have its place of central management and control in the United Kingdom. Although we believe that the Takeover Code does not currently apply to us, the Takeover Panel will be responsible for determining whether we have our place of central management and control in the United Kingdom by looking at various factors, including the structure of our board of directors and where they are resident.
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
We are incorporated under English law. The rights of holders of our Class A ordinary shares are governed by English law, including the provisions of the Companies Act, and by our articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations organized under Delaware law.
Shareholders in certain jurisdictions may not be able to exercise their pre-emptive rights if we increase our share capital.
Under the Companies Act, our shareholders generally have the right to subscribe and pay for a sufficient number of our shares to maintain their relative ownership percentages prior to the issuance of any new shares in exchange for cash consideration. Shareholders in certain jurisdictions may not be able to exercise their pre-emptive rights unless securities laws have been complied with in such jurisdictions with respect to such rights and the related shares, or an exemption from the requirements of the securities laws of these jurisdictions is available. We currently do not intend to register our Class A ordinary shares under the laws of any jurisdiction other than the United States, and no assurance can be given that an exemption from the securities laws requirements of other jurisdictions will be available to shareholders in these jurisdictions. To the extent that such shareholders are not able to exercise their pre-emptive rights, the pre-emptive rights would lapse, and the proportional interests of such shareholders would be reduced.

Further, the Companies Act provides that in certain circumstances the pre-emptive rights available to shareholders can be overridden, including where there is an issue of shares for non-cash consideration or the disapplication of the pre-emptive rights is approved by shareholders by way of a special resolution (requiring approval by shareholders representing at least 75% of the total voting rights of shareholders who (being entitled to do so) vote on the resolution). Our shareholders have approved the disapplication of these pre-emptive rights for a period of five years from our fiscal year 2017 annual general meeting of shareholders, and it is anticipated that a further disapplication will be sought at the fiscal year 2022 annual general meeting of shareholders for a further five year period.
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
It may not be possible to bring proceedings or enforce a judgment of a U.S. court in respect of civil liabilities predicated on the U.S. federal securities laws in England. English courts will not enforce, either directly or indirectly, a penal, revenue or other public law of a foreign state. In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in England. An award of damages is usually considered to be punitive if it does not seek to compensate the claimant for loss or damage suffered and is instead intended to punish the defendant. In addition to public policy aspects of enforcement, the enforceability of any judgment in England will depend on the particular facts of the case such as the nature of the judgment and whether the English court considered the U.S. court to have had jurisdiction. It will also depend on the laws and treaties in effect at that time. The United States and the United Kingdom do not currently have a treaty or convention providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, to enforce a judgment of a U.S. court, the party seeking to enforce the judgment must bring an action at common law in respect of the amount due under the judgment.
General Risk Factors
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
Natural disasters, pandemics, including COVID-19, other public health emergencies, geopolitical conflicts, social or political unrest, or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have a large employee presence and operations in the San Francisco Bay Area, California. The west coast of the United States contains active earthquake zones. In the event of a major earthquake, hurricane or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our product availability, breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition.
The long-term effects of climate change on the global economy and the technology industry in particular are unclear, however we recognize that there are inherent climate related risks wherever business is conducted. Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure in the United States, Australia and elsewhere, have the potential to disrupt our business, our third-party suppliers, and/or the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain and resume operations.

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
In July 2020, we acquired Mindville AB (“Mindville”), an asset and configuration management company based in Sweden. With the acquisition of Mindville, Atlassian brought critical configuration management database capabilities to Jira Service Management to better meet the needs of its IT customers. The consideration was comprised of approximately $36.4 million in cash.

In October 2020, we announced that beginning in February 2021, we will no longer sell new perpetual licenses for our products, or upgrades to these on-premises versions of our products starting in February 2022, and plan to end maintenance and support for these on-premises versions of our products in February 2024. We will proactively help our customers transition to other versions of our products with our migration tools and programs, customer support teams, and pricing and packaging options.
In February 2021, we acquired Chart.io, Inc. (“Chartio”), a data analytics and visualization tool that allows users to create dashboards and charts using their various data sources. The acquisition of Chartio brought an analytics and data visualization solution to Atlassian’s products, including Jira Software, Jira Align and Jira Service Management. The consideration was comprised of approximately $45.0 million in cash and $0.6 million in equity.
The SEC maintains an Internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website address is atlassian.com. The information contained on our website is not part of this annual report.
B. Business Overview
Our mission is to unleash the potential of every team.
Our company was founded in 2002 to help software teams work better together. But from the beginning, our products were also designed to help developers collaborate with non-developer teams involved in software innovation. By landing with developers, our products organically spread to other technical and non-technical teams through cross-functional collaboration. And increasingly, organizations are turning to their software teams to drive digital transformation. As more technical and non-technical teams gain exposure to our products, and as we add to our portfolio through research and development and acquisitions, these teams are adopting and extending our products to novel use cases, bringing our products to more users and teams in their organizations. This powerful trend has created an expansive market opportunity for us.
Our products serve teams of all shapes and sizes, in virtually every industry. Our primary products include Jira Software and Jira Work Management for planning and project management, Confluence for content creation and sharing, Trello for capturing and adding structure to fluid, fast-forming work for teams, Jira Service Management for team service, management and support applications, Jira Align for enterprise agile planning, and Bitbucket for code sharing and management. Together, our products form an integrated system for organizing, discussing and completing shared work, becoming deeply entrenched in how people collaborate and how organizations run.
We begin with a deep investment in product development to create and refine high-quality and versatile products that users love. By making our products affordable for organizations of all sizes and transparently sharing our pricing online for most of our products, we do not follow the practice of opaque pricing and ad hoc discounting that is typical in the enterprise software industry. We pursue customer volume, targeting every organization, regardless of size, industry, or geography. This allows us to operate at unusual scale for an enterprise software company, with more than 236,000 customers across virtually every industry sector in approximately 200 countries as of June 30, 2021. Our customers range from small organizations that have adopted one of our products for a small group of users, to over two-thirds of the Fortune 500, many of which use a combination of our products across thousands of users.
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
We invest significantly in developing and continually improving versatile products that can be used in myriad ways, helping teams achieve their full potential. Our products are easy to adopt and use, which allows them to be distributed organically and efficiently.

Because our products are easy to try and purchase, and are offered at affordable price points, they can be sold through a high-velocity, low-friction online distribution model. This model allows us to generate demand from word-of-mouth and expansion within organizations, rather than having to solely rely on a traditional sales infrastructure, especially with enterprise-scale customers. Our patient model is designed to operate at scale and serve millions of customers.

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
Our Product Strategy
We have developed and acquired a broad portfolio of products that help teams large and small to organize, discuss, and complete their work in a new way that is coordinated, efficient and innovative. Our products serve the needs of teams of software developers, IT professionals, and knowledge workers. While our products can provide a range of distinct functionality to users, they share certain core attributes:
•Built for Teams - Our products are singularly designed to help teams work better together and achieve more. We design products that help our customers collaborate more effectively, be more transparent, and operate in a coordinated manner.
•Easy to Adopt and Use - We invest significantly in research and development to enable our products to be both powerful and extremely easy to use. Our software is designed to be accessed from the Internet and immediately put to work. By reducing the friction that usually accompanies the purchasing process of business software and eliminating the need for complicated and costly implementation and training, we believe we attract more people to try, use, derive value from, and buy our software.
•Versatile and Adaptable - We design simple products that are useful in a broad range of workflows and projects. We believe that our products can improve any process involving teams, multiple work streams, and deadlines. For example, Jira Software, which enables software teams to plan, build, and ship code, is also used by thousands of our customers to manage workflows related to product design, supply chain management, expense management, and legal document review.
•Integrated - Our products are integrated and designed to work well together. For example, the status of an IT service ticket generated in Jira Service Management can be viewed in Confluence, providing visibility to business stakeholders.
•Open - We are dedicated to making our products open and interoperable with a range of other platforms and applications, such as Microsoft, Zoom, Slack, salesforce.com, Workday, and Dropbox. In order to provide a platform for our partners and to promote useful products for our users, we developed the Atlassian Marketplace, an online marketplace that features thousands of apps created by a growing global network of independent developers and vendors. The Atlassian Marketplace provides customers a wide range of apps they can use to extend or enhance our products, further increasing the value of our platform.
Our Distribution Model
Our high-velocity, low-friction distribution model is designed to drive exceptional customer scale by making products that are free to try and affordable to purchase online. We focus on product quality, automated distribution, transparent pricing, and customer service in lieu of a costly traditional sales infrastructure. We primarily rely on word-of-mouth and low-touch demand generation to drive trial, adoption, and expansion of our products.
The following are key attributes of our unique model:
•Innovation-driven - Relative to other enterprise software companies, we invest significantly in research and development rather than marketing and sales. Our goal is to focus our spending on new product and feature development, measures that improve quality, ease of adoption, and expansion, and create organic customer demand for our products. We also invest in ways to automate and streamline distribution and customer support functions to enhance our customer experience and improve our efficiency.

•Simple and Affordable - We offer our products at affordable prices in a simple and transparent format. For example, a customer can use a full-feature free version of our products for up to a certain number of users. In addition, a customer coming to our website can evaluate and purchase a Jira Software subscription, for 10 users or 50,000+ users, based on a transparent list price, without any interaction with a sales person. This approach, which stands in contrast to the opaque and complex pricing plans offered by most traditional enterprise software vendors, is designed to complement the easy-to-use, easy-to-adopt nature of our products and accelerate adoption by large volumes of new customers.
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
•Scale-oriented - Our model is designed to generate and benefit from significant customer scale and our goal is to maximize the number of individual users of our software. With more than 236,000 customers using our software today, we are able to reach a vast number of users, gather insights to continually improve our offerings, and generate revenue growth by expanding within our customer accounts. With 8,246 customers paying us in excess of $50,000, 412 customers paying us in excess of $500,000 and 178 customers paying us in excess of $1,000,000 during fiscal year 2021, many of whom started as significantly smaller customers, we have demonstrated our ability to grow within our existing customer base. Our products drive mission-critical workflows within customers of all sizes, including enterprise customers. We offer enhanced capabilities in the premium and enterprise editions of our products, as well as efficiently evolve our expansion sales motion within these larger customers. Ultimately, our model is designed to serve customers large and small and to benefit from the data, network effects, and customer insights that emerge from such scale.
•Data-driven - Our scale and the design of our model allows us to gather insights into and improve the customer experience. We track, test, nurture and refine every step of the customer journey and our users' experience. This allows us to intelligently manage our funnel of potential users, drive conversion and expansion, and promote additional products to existing users. Our scale enables us to experiment with various approaches to these motions and constantly tune our strategies for user satisfaction and growth.
Our Culture
Our company culture is exemplified by our core values:
The following are the key elements of our corporate culture that contribute to our ability to drive customer value and achieve competitive differentiation:
•Openness and Innovation - We value transparency and openness as an organization. We believe that putting product pricing and documentation online promotes trust and makes customers more comfortable engaging with our low-touch model. In addition, we are dedicated to innovation and encourage our employees to invent new capabilities, applications, uses, and improvements for our software. We run our Company using our own products, which promotes open communication and transparency throughout the organization.
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
Our Financial Model
By developing a product strategy, distribution model, and culture that are designed around the needs of our customers and users, we believe that we have established a financial model that is favorable for our shareholders. Our model has allowed us to grow customers and revenue steadily while generating positive free cash flow for each of the last 16 fiscal years. Our model relies on rapidly and efficiently landing new customers and expanding our relationship with them over time. The following are the key elements of our model:
•Significant Investment in Ongoing Product Development and Sales Automation - Our research and development investments enable us to rapidly build new products, continuously enhance our existing products, acquire and integrate technologies, obtain data-driven insights, and further automate and streamline our approach to customer acquisition.
•Rapid and Efficient Acquisition of New Customers - By building products that are free to try and easy to use, we are able to attract customers rapidly without relying primarily on a traditional sales force, thereby significantly lowering the cost of customer acquisition.
•Continued Expansion - Our success is dependent on our ability to expand the relationship with our existing base of customers through the addition of more users, teams and products. We have introduced premium and enterprise editions for certain cloud products that offer additional capabilities to serve customers of any size and further expand our customer relationship.
•Predictability of Sales - As we are not dependent on a traditional sales force and primarily rely on a high-velocity, low-friction online distribution model, we have historically experienced a linear quarterly sales cycle. Once teams begin working together with our software, we become embedded in their workflows, becoming a system for engagement within organizations. This degree of integration makes our products difficult to displace and provides us with steady and predictable revenue. While certain events related to our decision to transition server customers to other deployment options over time drive short-term variability, the transition to these other deployment options will only drive further predictability of revenue over the long-term.
•Positive Free Cash Flow - By reducing customer acquisition costs and establishing a revenue model that has scaled linearly, our model has allowed us to have positive free cash flow for each of the last 16 fiscal years.

Our Products

We offer a range of team collaboration products, including:
•Jira Software and Jira Work Management for team planning and project management;
•Confluence for team content creation and sharing;
•Trello for capturing and adding structure to fluid, fast-forming work for teams;
•Jira Service Management for team service and support applications;
•Opsgenie for incident management;

•Jira Align for enterprise agile planning;
•Bitbucket for team code sharing and management; and
•Atlassian Access for enterprise-grade security and centralized administration.
These products can be deployed by users in the cloud and many of our products can be deployed behind the firewall on the customers' own infrastructure.
Jira Software and Jira Work Management. Jira Software and Jira Work Management provide a sophisticated and flexible workflow management system that helps teams plan, organize, track and manage their work and projects. Jira’s customizable dashboards and powerful reporting features keep teams aligned and on track.
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
Jira Service Management. Jira Service Management is an intuitive and flexible service desk product for creating and managing service experiences for a variety of service team providers, including IT, legal, and HR teams. Jira Service Management features an elegant self-service portal, best-in-class team collaboration, ticket management, integrated knowledge, asset and configuration management, service level agreement support, and real-time reporting.
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
Atlassian Access. Atlassian Access is an enterprise-wide product for enhanced security and centralized administration that works across every Atlassian cloud products used, including Jira, Jira Service Management, Confluence, Trello, and Bitbucket.
Other Products
We also offer additional products, including Atlassian cloud apps, Bamboo, Crowd, Crucible, Fisheye, Halp, Sourcetree, and Statuspage.
Key Technologies and Capabilities
Our products and technology infrastructure are designed to provide simple-to-use and versatile products with industry-standard security and data protection that scales to organizations of all sizes, from small teams to large organizations with thousands of users. Maintaining the security and integrity of our infrastructure is critical to our business. As such, we leverage standard security and monitoring tools to ensure performance across our network.

The Atlassian Cloud Platform
Our products are built upon a platform of shared components and services that provide a common system for user management, add-ons, search, user interfaces and more. Our strategy is to build more common services and functionality shared across our platform. This approach allows us to develop and introduce new products faster, as we can leverage common foundational services that already exist. This also allows our products to more seamlessly integrate with one another, and provides customers better experiences when using multiple products.

One component of our platform is the Atlassian User Interface (“AUI”), a library of JavaScript, CSS, templates and other resources for quickly creating interfaces that conform to Atlassian design guidelines. AUI is integrated into our products, and is also available externally so third-party developers can build products that conform to our interface specifications.
Atlassian Connect
Open APIs and extensibility have been a hallmark of our products for many years. We offer a broad set of representational state transfer (REST)-based APIs to interact with many of our products, features and data. Atlassian Connect is a framework to build apps for our products. An app may be an integration with another existing service, a set of new features for an Atlassian application, or an entirely new product that runs within an application. Atlassian Connect add-ons operate remotely over HTTP and can be written with any programming language and web framework.
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
We offer the Atlassian Marketplace to customers to simplify the discovery and purchase of add-on capabilities for our products and to third-party vendors and developers to more easily reach our customer base, and to simplify license management and renewals. In fiscal year 2021, the Atlassian Marketplace generated over $500 million in purchases.
In September 2020, we announced the launch of Atlassian Ventures, with $50 million in initial funding. Atlassian Ventures will make investments in the developer ecosystem, including cloud apps in the Atlassian Marketplace, integrations with our product suite, and deeper strategic partnerships that create shared customer value.
In May 2021, we announced the general availability of Forge, our next-generation cloud app development platform designed to future-proof how Atlassian cloud products are customized, extended, and integrated. Developers can rely on Forge’s hosted infrastructure, storage, and function-as-a-service to build new cloud apps for themselves or for the Atlassian Marketplace.
Marketing
Our go-to-market approach is driven by the strength and innovation of our products and organic user demand. Our model focuses on a land-and-expand strategy, automated and low-touch customer service, superior product quality, and disruptive pricing. We make our products free to try and easy to set up, which facilitates rapid and widespread adoption of our software. Our products are built for teams, and thus have natural network effects that help them spread virally, through word-of-mouth, across teams and departments. This word-of-mouth marketing increases as more individual users and teams discover our products.
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
Sales

Our website is our primary forum for sales, and supports thousands of commercial transactions daily. We share a wide variety of information directly with prospective customers, including detailed product information and product pricing. Our sales model focuses on enabling customer self-service, data-driven targeting and automation. As a result, we do not rely primarily on a traditional, commissioned direct sales force. We focus on allowing purchasing to be completed online through an automated, easy-to-use web-based process that permits payment using a credit card or bank/wire transfer. We augment these continuously-improving processes with a customer service team to help customers where needed and a sales team that focuses on expanding the relationships with our largest customers.
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
Community and Ecosystem
We are deeply committed to our global community, with over 25,000 third-party developers on the Atlassian platform and a network of over 600 solution partners. We foster a sense of community with our users through our Atlassian Community Events (“ACE”) program, where users can meet at customer and developer events, including Atlassian Team, and Atlassian Community, our online community which features user-generated questions and answers with in-depth discussion of our products. While these events are typically held in-person, as a result of the COVID-19 pandemic, we have adjusted the format of various events to be hosted virtually in accordance with local public health guidelines.
ACEs are community-led meetups held around the world that we sponsor and are run by a network of enthusiastic and committed customers who develop an agenda covering wide-ranging topics for users to discuss together.
Atlassian Team is our flagship user event where our users can engage and learn from thousands of other users and hundreds of product experts. We use the event to share future product themes, deeper how-tos and customer-lead best practices. The event also features product demos and training courses and is a large networking opportunity for customers to meet each other, our partner ecosystem, and our employees.
We also hold developer events which provide an opportunity for the developer community to enhance their skills and knowledge of our products, including the integration capabilities of our platform, and meet with product specialists.
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
Further customized support and professional services are provided through Atlassian solution partners. We have over 600 solution partners worldwide dedicated to handling specific needs of our customers, such as translating documentation, providing on-site demos or training, building add-ons, tuning deployments, assisting with complex enterprise solutions, and providing setup or agile-based coaching. Our solution partners specialize in environment integrations and customizations and work with some of our largest customers to conduct hands-on system integrations, deployments, and upgrades.
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
The principal competitive factors in our markets include product capabilities, flexibility, total cost of ownership, ease of access and use, performance and scalability, integration, customer satisfaction and global reach. Our product strategy, distribution model and company culture allow us to compete favorably on all these factors. Through our focus on research and development we are able to rapidly innovate, offer a breadth of products that are easy to use yet powerful, are integrated and delivered through multiple deployment options from cloud, to highly scalable data center solutions. Our high-velocity, low-friction online distribution model allows us to efficiently reach customers globally, and we complement this with our network solution partners and sales teams that focus on expansion within our largest customers. Our culture enables us to focus on customer success through superior products, transparent pricing and world-class customer support.
Employees
Our employees are our greatest asset and we strive to foster a collaborative, productive and fun work environment. As of June 30, 2021, 2020 and 2019 we had 6,433, 4,907, and 3,616 employees, respectively.

C. Organizational Structure
Atlassian Corporation Plc is a holding company and we conduct substantially all of our business through certain of our subsidiaries. As of June 30, 2021, our subsidiaries, all of which are wholly-owned, are as follows:

Name	Country of Incorporation
Atlassian (UK) Limited	United Kingdom, United States of America
Atlassian (UK) Holdings Limited	United Kingdom, United States of America
Atlassian (Australia) Limited	United Kingdom, United States of America
Atlassian (UK) Operations Limited	United Kingdom
Atlassian, Inc.	United States of America
Atlassian Network Services, Inc.	United States of America
Dogwood Labs, Inc.	United States of America
Trello, Inc.	United States of America
AgileCraft LLC	United States of America
OpsGenie, Inc.	United States of America
Opsgenie Yazılım Anonim Şirketi	Turkey
iFountain, LLC	United States of America
Halp, Inc.	United States of America
Atlassian Australia 1 Pty Ltd	Australia
Atlassian Australia 2 Pty Ltd	Australia
Atlassian Corporation Pty. Ltd.	Australia
Atlassian Pty Ltd	Australia
Good Software Co. Pty Ltd	Australia
Code Barrel Pty Ltd	Australia
Lead Green Pty Ltd	Australia
Lead Green Trust	Australia
Vertical First Pty Ltd	Australia
Vertical First Trust	Australia
Atlassian Capital Pty. Ltd.	Australia
MITT Australia Pty Ltd	Australia
MITT Trust	Australia
Atlassian Holdings B.V.	Netherlands
Atlassian K.K.	Japan
Atlassian Germany GmbH	Germany
Atlassian Philippines, Inc.	Philippines
Atlassian France SAS	France
Atlassian B.V.	Netherlands
Atlassian Canada Inc.	Canada
Atlassian India LLP	India
Mindville AB	Sweden
Riada Germany GmbH	Germany
Mindville Technology Canada LTD	Canada
Atlassian New Zealand	New Zealand
Atlassian Poland sp z o.o.	Poland
Chart.io, Inc.	United States of America
ThinkTilt Pty Ltd	Australia

D. Property, Plant and Equipment
As of June 30, 2021, our principal offices consist of approximately 260,000 and 277,000 square feet of leased office facilities in Sydney, Australia and the San Francisco Bay Area, California, United States, respectively. We also lease other office facilities around the world, including Austin, Texas; New York, New York; and Boston, Massachusetts, in the United States; the Netherlands; Japan; the Philippines; India; Poland; Sweden; and Turkey.
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
Our products serve teams of all shapes and sizes, in virtually every industry. Our primary products include Jira Software and Jira Work Management for planning and project management, Confluence for content creation and sharing, Trello for capturing and adding structure to fluid, fast-forming work for teams, Jira Service Management for team service, management and support applications, Jira Align for enterprise agile planning, and Bitbucket for code sharing and management. Together, our products form an integrated system for organizing, discussing and completing shared work, becoming deeply entrenched in how people collaborate and how organizations run.
We begin with a deep investment in product development to create and refine high-quality and versatile products that users love. By making our products affordable for organizations of all sizes and transparently sharing our pricing online for most of our products, we do not follow the practice of opaque pricing and ad hoc discounting that is typical in the enterprise software industry. We pursue customer volume, targeting every organization, regardless of size, industry, or geography. This allows us to operate at unusual scale for an enterprise software company, with more than 236,000 customers across virtually every industry sector in approximately 200 countries as of June 30, 2021. Our customers range from small organizations that have adopted one of our products for a small group of users, to over two-thirds of the Fortune 500, many of which use a combination of our products across thousands of users.
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
A substantial majority of our sales are automated through our website, including sales of our products through our solution partners and resellers. Our solution partners and resellers primarily focus on customers in regions that require local language support and other customized needs. Sales through indirect channels comprised approximately 40% of total revenue for fiscal year 2021. We plan to continue to invest in our partner programs to help us enter and grow in new markets, complementing our automated, low-touch approach.

We generate revenues primarily in the form of subscriptions, maintenance, perpetual licenses and other sources. Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide. Subscription revenues also include the sale of on-premises term licenses, consisting of software licensed for a specified period and support and maintenance service that is bundled with the license for the term of the license period. From time to time, we make changes to our product offerings, prices and pricing plans for our products which may impact the growth rate of our revenue, our deferred revenue balances, and customer retention.
Maintenance provides our customers with access to unspecified future updates, upgrades and enhancements and technical product support for perpetual license products on an if-and-when available basis. Maintenance revenue combined with our subscription revenue business, through our cloud and data center products, results in a large recurring revenue base. In each of the past three fiscal years, more than 80% of our total revenues have been of a recurring nature from either maintenance fees or subscriptions.
Customers typically pay us maintenance fees annually, at the beginning of each year. We typically recognize revenue on the license portion of perpetual license arrangements and term license agreements once the customer obtains control of the license, which is generally upon delivery of the license, and for maintenance and subscriptions, revenue is recognized ratably over the term of the contract. Any invoice amounts or payments received in advance of revenue recognition from subscriptions or maintenance are included in our deferred revenue balance. The deferred revenue balance is influenced by several factors, including customer decisions around the timing of renewals, length of contracts and invoice timing within the period.
In July 2020, we acquired Mindville, an asset and configuration management company based in Sweden. With the acquisition of Mindville, Atlassian brought critical configuration management database capabilities to Jira Service Management to better meet the needs of its IT customers. The consideration was comprised of approximately $36.4 million in cash.
In October 2020, we announced that beginning in February 2021, we will no longer sell new perpetual licenses for our products, or upgrades to these on-premises versions of our products starting in February 2022, and plan to end maintenance and support for these on-premises versions of our products in February 2024. We will proactively help our customers transition to other versions of our products with our migration tools and programs, customer support teams, and pricing and packaging options.
In February 2021, we acquired Chartio, a data analytics and visualization tool that allows users to create dashboards and charts using their various data sources. The acquisition of Chartio brought an analytics and data visualization solution to Atlassian’s products, including Jira Software, Jira Align and Jira Service Management. The consideration was comprised of approximately $45.0 million in cash and $0.6 million in equity.
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
As of June 30, 2021, we had 236,118 customers. With these customers using our software today, we are able to reach a vast number of users, gather insights to refine our offerings and generate growing revenue by expanding within our customer base. No single customer contributed more than 5% of our total revenues during the fiscal year ended June 30, 2021.
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

Our customers, as defined in this metric, have generated substantially all of our revenue in each of the periods presented. Including organizations who have only adopted our free or starter products, the active use of our products extends well beyond our 236,118 customers.
The following table sets forth our number of customers:

	As of June 30,
	2021	2020	2019
Customers	236,118**	174,097	152,727 *
* Includes an increase of 1,396 customers as a result of our acquisition of OpsGenie and an increase of approximately 2,500 Trello customers as a result of the open board limits we introduced for Trello.
** Includes an increase of 16,456 Trello single-user accounts.
Free cash flow
Free cash flow is a non-IFRS financial measure that we calculate as net cash provided by operating activities less net cash used in investing activities for capital expenditures, and net cash used in financing activities for payments of lease obligations.

	Fiscal Year Ended June 30,
	2021	2020	2019
	(U.S. $ in thousands)
IFRS net cash provided by operating activities	$841,330	$574,210	$466,342
Less: Capital expenditures	(31,520)	(35,709)	(44,192)
Less: Payments of lease obligations	(44,874)	(38,125)	—
Free cash flow *	$764,936	$500,376	$422,150
* As a result of our adoption of IFRS 16 on July 1, 2019, we have updated our definition of free cash flow to subtract payments of lease obligations under IFRS 16. These payments were previously, but no longer, reported in cash provided by operating activities. As a result, free cash flow is not affected by this change.
Free cash flow increased by $264.6 million during the fiscal year ended June 30, 2021 as compared to the fiscal year ended June 30, 2020 as a result of an increase of $267.1 million in net cash provided by operating activities and a decrease of $4.2 million in capital expenditures, offset by an increase of lease obligation payments of $6.7 million.
For more information about net cash provided by operating activities, please see “Liquidity and Capital Resources.”
A. Results of Operations
Components of Results of Operations
Sources of Revenues
Subscription revenues
Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide. We also sell on-premises term license agreements for our data center products, which are software licensed for a specified period, and includes support and maintenance service that is bundled with the license for the term of the license period. Subscription revenues are driven primarily by the number and size of active licenses, the type of product and the price of the licenses. Our subscription-based arrangements generally have a contractual term of one to twelve months, with a majority being one month. For cloud-based services, subscription revenue is recognized ratably as services are performed, commencing with the date the service is made available to customers. For data center products, we recognize revenue upfront for the portion that relates to the delivery of the term license and the support and related revenue is recognized ratably as the services are delivered over the term of the arrangement.
Maintenance revenues

Maintenance revenues represent fees earned from providing customers unspecified future updates, upgrades and enhancements and technical product support for perpetual license products on an if and when available basis. Maintenance revenue is recognized ratably over the term of the support period.

Perpetual license revenues
Perpetual license revenues represent fees earned from the perpetual licenses of software to customers for use on the customer’s premises. Software is licensed on a perpetual basis. Perpetual license revenues consist of the revenues recognized from sales of licenses to new customers and additional licenses to existing customers. We typically recognize revenue on the license portion of perpetual license arrangements once the customer obtains control of the license, which is generally upon delivery of the license.
Other revenues
Other revenues primarily include fees received for sales of third-party apps in the Atlassian Marketplace. Technical account management, consulting and training services are also included in other revenues. Revenue from the sale of third-party apps via Atlassian Marketplace is recognized at the date of product delivery given that all of our obligations have been met at that time and on a net basis as we function as the agent in the relationship. Revenue from technical account management is recognized over the time period that the customer has access to the service. Revenue from consulting and training is recognized over time as the services are performed.
Cost of Revenues
Cost of revenues primarily consists of expenses related to hosting our cloud infrastructure, which includes third-party hosting fees and depreciation associated with computer equipment and software; compensation expenses for our employees, including share-based payment expense, consulting and contractors costs, associated with our customer support and infrastructure service teams; payment processing fees; amortization of acquired intangible assets; certain IT program fees; and facilities and related overhead costs. To support our cloud-based infrastructure, we utilize third-party managed hosting facilities and self-managed data centers. We allocate share-based payment expense to personnel costs based on the expense category in which the employee works. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in cost of revenues and operating expense categories.
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
Research and development
Research and development expenses consist primarily of compensation expense for our employees, including share-based payment expense, consulting and contractors costs, contract software development costs, certain IT program expenses, and facilities and related overhead costs. We continue to focus our research and development efforts on building new products, adding new features and services, integrating acquired technologies, increasing functionality, enhancing our cloud infrastructure and developing our mobile capabilities.

Marketing and sales
Marketing and sales expenses consist primarily of compensation expense for our employees, including share-based payment expense, consulting and contractors costs, marketing and sales programs, certain IT program expenses, and facilities and related overhead costs. Marketing programs consist of advertising, promotional events, corporate communications, brand building and product marketing activities such as online lead generation. Sales programs consist of activities and teams focused on supporting our solution partners and resellers, tracking channel sales activity, supporting and servicing our customers by helping them optimize their experience and expand the use of our products across their organizations and helping product evaluators learn how they can use our tools most effectively.
General and administrative
General and administrative expenses consist primarily of compensation expense for our employees, including share-based payment expense, for finance, legal, human resources and information technology personnel, consulting and contractors costs, certain IT program expenses, other corporate expenses and facilities and related overhead costs.
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
During the fiscal years ended 2021 and 2020 we recognized share-based payment expense of $385.7 million and $313.4 million, respectively. As of June 30, 2021, the aggregate share-based payment expense remaining to be amortized to cost of revenues and operating expenses, over a weighted-average period of 1.4 years, was $326.8 million. We expect this share-based payment expense balance to be amortized as follows: $221.7 million during fiscal year 2022; $78.6 million during fiscal year 2023; $23.8 million during fiscal year 2024 and $2.7 million thereafter. The expected amortization reflects only outstanding share awards as of June 30, 2021.
Income taxes
Income taxes primarily consist of income taxes in the United Kingdom, Australia and the United States, as well as income taxes in certain other foreign jurisdictions.
We generally conduct our international operations through wholly-owned subsidiaries and report our taxable income in various jurisdictions.
Net loss
We incurred a net loss on an IFRS basis in fiscal years 2021 and 2020, primarily due to the marking to fair value of the exchange feature of the Notes and related capped calls and partial settlements of the Notes and capped calls. Please refer to Note 16, “Debt,” to the notes to our consolidated financial statements for details of our Notes and capped call.

Results of Operations
The following table sets forth our results of operations for the periods indicated:

	Fiscal Year Ended June 30,
	2021	2020
	(U.S. $ and shares in thousands, except per share data)
Revenues:
Subscription	$1,324,064	$931,455
Maintenance	522,971	469,350
Perpetual license	84,806	95,162
Other	157,291	118,206
Total revenues	2,089,132	1,614,173
Cost of revenues (1) (2)	336,021	268,807
Gross profit	1,753,111	1,345,366
Operating expenses:
Research and development (1) (2)	963,326	763,188
Marketing and sales (1) (2)	372,909	299,683
General and administrative (1)	315,242	268,409
Total operating expenses	1,651,477	1,331,280
Operating income (loss)	101,634	14,086
Other non-operating expense, net	(620,759)	(338,486)
Finance income	7,174	27,801
Finance costs	(122,713)	(49,610)
Loss before income tax expense	(634,664)	(346,209)
Income tax expense	(61,651)	(4,445)
Net loss	$(696,315)	$(350,654)
Net loss per share attributable to ordinary shareholders:
Basic	$(2.79)	$(1.43)
Diluted	$(2.79)	$(1.43)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	249,679	244,844
Diluted	249,679	244,844
(1)    Amounts include share-based payment expense, as follows:

Cost of revenues	$24,739	$19,787
Research and development	253,328	204,150
Marketing and sales	46,978	41,960
General and administrative	60,687	47,498
(2)    Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$22,394	$29,509
Research and development	168	166
Marketing and sales	9,192	12,860

The following table sets forth our results of operations data for each of the periods indicated as a percentage of total revenues:

	Fiscal Year Ended June 30,
	2021	2020
Revenues:
Subscription	63%	58%
Maintenance	25	29
Perpetual license	4	6
Other	8	7
Total revenues	100	100
Cost of revenues	16	17
Gross profit	84	83
Operating expenses:
Research and development	46	47
Marketing and sales	18	18
General and administrative	15	17
Total operating expenses	79	82
Operating income (loss)	5	1
Other non-operating expense, net	(30)	(21)
Finance income	—	2
Finance costs	(6)	(4)
Loss before income tax expense	(31)	(22)
Income tax expense	(3)	—
Net loss	(34)	(22)

Amounts include share-based payment expense, as follows:
Cost of revenues	1%	1%
Research and development	12	13
Marketing and sales	2	3
General and administrative	3	3

Amounts include amortization of acquired intangible assets, as follows:
Cost of revenues	1%	2%
Research and development	—	—
Marketing and sales	—	1
Fiscal Year Ended 2021 and 2020
Revenues

	Fiscal Year Ended June 30,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Subscription	$1,324,064	$931,455	$392,609	42%
Maintenance	522,971	469,350	53,621	11
Perpetual license	84,806	95,162	(10,356)	(11)
Other	157,291	118,206	39,085	33
Total revenues	$2,089,132	$1,614,173	$474,959	29

Total revenues increased $475.0 million, or 29%, in the fiscal year ended June 30, 2021 compared to the fiscal year ended June 30, 2020. Growth in total revenues was primarily attributable to increased demand for our products from both new and existing customers and accelerated short-term demand for on-premises products as a result of customers purchasing ahead of both the discontinuation of new perpetual license sales and price changes for on-premises products during the third quarter of fiscal year 2021. Of total revenues recognized in the fiscal year ended June 30, 2021, over 90% was attributable to sales to customer accounts existing on or before June 30, 2020. Our number of total customers increased to 236,118 at June 30, 2021 from 174,097 at June 30, 2020.
Subscription revenues increased $392.6 million, or 42%, in the fiscal year ended June 30, 2021 compared to the fiscal year ended June 30, 2020. The increase in subscription revenues was primarily attributable to additional subscriptions from our existing customer base and accelerated short-term demand for data center products as result of customers purchasing ahead of price changes during the third quarter of fiscal year 2021. As customers increasingly adopt cloud-based subscription services and term-based licenses for our data center products to meet their business needs, we expect our subscription revenues to continue to increase in future periods.
Maintenance revenues increased $53.6 million, or 11%, in the fiscal year ended June 30, 2021 compared to the fiscal year ended June 30, 2020. The increase in maintenance revenues was primarily attributable to accelerated short-term demand of software maintenance contracts from our customers related to our perpetual license software offerings.
Perpetual license revenues decreased $10.4 million, or (11)%, in the fiscal year ended June 30, 2021 compared to the fiscal year ended June 30, 2020. Beginning in February 2021, we are no longer selling new perpetual licenses for our products, or upgrades to these products starting in February 2022, and plan to end maintenance and support for these products in February 2024. As a result, we expect perpetual license revenues to decline in future periods.
Other revenues increased $39.1 million, or 33%, in the fiscal year ended June 30, 2021 compared to the fiscal year ended June 30, 2020. The increase in other revenues was primarily attributable to an increase in revenue from sales of third-party apps through our Atlassian Marketplace, mostly related to the increased sales of perpetual license and data center products during the third quarter of fiscal year 2021.
Total revenues by geography were as follows:

	Fiscal Year Ended June 30,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Americas	$1,028,481	$802,499	$225,985	28%
EMEA	826,445	633,735	192,710	30
Asia Pacific	234,206	177,939	56,264	32
Total revenues	$2,089,132	$1,614,173	$474,959	29
Cost of Revenues

	Fiscal Year Ended June 30,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Cost of revenues	$336,021	$268,807	$67,214	25%
Gross margin	84%	83%
Cost of revenues increased $67 million, or 25%, in the fiscal year ended June 30, 2021 compared to the fiscal year ended June 30, 2020. The overall increase was primarily due to an increase of $31.3 million in hosting fees paid to third-party providers and an increase of $27.2 million in compensation expenses for employees.
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

Operating Expenses
Research and development

	Fiscal Year Ended June 30,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Research and development	$963,326	$763,188	$200,138	26%
Research and development expenses increased $200.1 million, or 26%, in the fiscal year ended June 30, 2021 compared to the fiscal year ended June 30, 2020. The overall increase was primarily a result of an increase of $157.9 million in compensation expenses for employees (which includes an increase of $49.2 million in share-based payment expenses), an increase of $16.0 million in consulting and contractors costs and an increase of $16.5 million in hosting fees.
We increased our research and development headcount during the period in order to enhance and extend our service offerings and develop new technologies. We expect that research and development expenses will increase in absolute dollars in future periods as we continue to invest in additional personnel and technology to support the development, improvement and integration of technologies. We have not capitalized any research and development costs during fiscal years 2021 and 2020.
Marketing and sales

	Fiscal Year Ended June 30,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Marketing and sales	$372,909	$299,683	$73,226	24%
Marketing and sales expenses increased $73.2 million, or 24%, for the fiscal year ended June 30, 2021, compared to the fiscal year ended June 30, 2020. Marketing and sales expenses increased primarily due to an increase of $34.4 million in compensation expenses for employees, an increase of $28.2 million in online product advertisement expenses and an increase of $13.8 million in consulting and contractors costs, offset by lower travel expenses due to the impacts of COVID-19. Our marketing and sales headcount increased during the period as a result of hiring additional personnel to expand our relationships with our existing customers and to attract new customers.
General and administrative

	Fiscal Year Ended June 30,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
General and administrative	$315,242	$268,409	$46,833	17%
General and administrative expenses increased $46.8 million, or 17%, in the fiscal year ended June 30, 2021 compared to the fiscal year ended June 30, 2020. The increase was primarily due to an increase of $39.0 million in compensation expenses for employees (which includes an increase of $13.2 million in share-based payment expenses) and an increase of $13.7 million in consulting and contractors costs, offset by lower travel expenses and office-related expenses due to the impacts of COVID-19. Our general and administrative headcount increased during the period as we added personnel to support our growth.
Other non-operating expense, net

	Fiscal Year Ended June 30,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Other non-operating expense, net	$(620,759)	$(338,486)	$(282,273)	83%

Other non-operating expense, net increased $282.3 million in the fiscal year ended June 30, 2021, compared to the fiscal year ended June 30, 2020. The increase was primarily due to $322.3 million of charges related to the Notes and capped calls settled during the fiscal year ended June 30, 2021, partially offset by a decrease of $41.8 million in the net impact from the mark to fair value of the exchange feature of the Notes and related capped calls outstanding at period end.
Finance costs

	Fiscal Year Ended June 30,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Finance costs	$(122,713)	$(49,610)	$(73,103)	147%
Finance costs increased $73.1 million in the fiscal year ended June 30, 2021 compared to the fiscal year ended June 30, 2020. The increase was primarily due to an acceleration of amortization of debt discount and issuance cost related to the Notes.
Income tax expense

	Fiscal Year Ended June 30,
	2021	2020	$ Change	% Change
	(U.S. $ in thousands)
Income tax expense	$(61,651)	$(4,445)	$(57,206)	**
Effective tax rate	**	**
**    Not meaningful
We reported an income tax expense of $61.7 million on pretax loss of $634.7 million for the fiscal year ended June 30, 2021, as compared to an income tax expense of $4.4 million on pretax loss of $346.2 million for the fiscal year ended June 30, 2020. Our effective tax rate substantially differed from the U.K. statutory income tax rate of 19.0% primarily due to different tax rates in foreign jurisdictions such as the U.S. and Australia, the recognition of significant permanent differences during the fiscal years ended 2021 and 2020, high taxable income in Australia and non-cash charges to adjust the carrying value of our U.S. and Australian deferred tax assets due to other comprehensive income movement in marketable securities. Our assessment of the recoverability of Australian and U.S. deferred tax assets will not change until there is sufficient evidence to support their realizability. Our assessment of the realizability of our Australian and U.S. deferred tax assets is based on all available positive and negative evidence. Such evidence includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, and the carry-forward periods available for the utilization of deferred tax assets.
Significant permanent differences included non-deductible charges related to the Notes, nondeductible share-based payment expense and research and development incentives.
In March 2021, the UK announced an increase in the main corporate tax rate from 19% to 25%, effective for financial years beginning after April 1, 2023. Due to the magnitude of UK operations, this change does not have a material impact to the Company.
See Note 8, “Income Tax,” to the notes to our consolidated financial statements for our reconciliation of loss before income tax expense to income tax expense. Changes in our global operations or local tax laws could result in changes to our effective tax rates, future cash flows and overall profitability of our operations.
B. Liquidity and Capital Resources
As of June 30, 2021, we had cash and cash equivalents totaling $919.2 million, short-term investments totaling $313.0 million and trade receivables totaling $173.5 million. Since our inception, we have primarily financed our operations through cash flows generated by operations.

Our cash flows from operating activities, investing activities, and financing activities for the fiscal years ended 2021, 2020 and 2019 were as follows:

	Fiscal Year Ended June 30,
	2021	2020	2019
	(U.S. $ in thousands)
Net cash provided by operating activities	$841,330	$574,210	$466,342
Net cash provided by (used in) investing activities	256,644	(318,931)	(604,198)
Net cash used in financing activities	(1,654,805)	(42,575)	(3,187)
Effect of exchange rate changes on cash and cash equivalents	5,406	(1,176)	(855)
Net increase (decrease) in cash and cash equivalents	$(551,425)	$211,528	$(141,898)
Cash provided by operating activities has historically been affected by the amount of net loss adjusted for non-cash expense items such as depreciation and amortization, depreciation of right-of-use assets, non-coupon impact related to the Notes and capped calls and expense associated with share-based awards, the timing of employee-related costs such as bonus payments, collections from our customers, which is our largest source of operating cash flows, income tax payment and changes in other working capital accounts.
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
Net cash provided by operating activities was $841.3 million for the fiscal year ended June 30, 2021, as a result of $634.7 million in loss before income tax expense adjusted by charges including the net loss of marking to fair value of the exchange feature of the Notes and related capped calls and the partial settlements of the Notes and capped calls of $616.4 million, debt discount and issuance cost amortization of $109.5 million, share-based payment expense of $385.7 million, depreciation and amortization of $55.3 million, and depreciation of our right-of-use assets of $37.6 million. The net increase of $44.9 million from our operating assets and liabilities was primarily attributable to a $294.4 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts and a $64.9 million increase in our trade and other payables, provisions and other non-current liabilities, offset by a $61.3 million increase in trade receivables and a $13.1 million increase in prepaid expenses and other assets. Net cash provided by operating activities was also impacted by interest received of $12.5 million and income tax paid, net of tax refunds received, of $50.3 million.
Net cash provided by operating activities was $574.2 million for the fiscal year ended June 30, 2020, as a result of $346.2 million in loss before income tax expense adjusted by non-cash charges including the net loss of marking to fair value of the exchange feature of the Notes and related capped calls of $336.0 million, debt discount and issuance cost amortization of $35.6 million, share-based payment expense of $313.4 million, depreciation and amortization of $62.3 million, and depreciation of our right-of-use assets of $35.1 million. The net increase of $38.1 million from our operating assets and liabilities was primarily attributable to a $131.5 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts and a $51.5 million increase in our trade and other payables, provisions and other non-current liabilities, offset by a $29.4 million increase in trade receivables and a $10.6 million increase in prepaid expenses and other assets. Net cash provided by operating activities was also impacted by interest received of $29.2 million and income tax paid, net of tax refunds received, of $17.9 million.
Net cash provided in investing activities during the fiscal year ended June 30, 2021 was $256.6 million. This was primarily related to cash received from maturing investments which totaled $455.0 million and proceeds from sales of investments of $48.8 million, offset by purchases of investments totaling $119.4 million, cash paid for business combinations, net of cash acquired, totaling $91.6 million and capital expenditures totaling $31.5 million.
Net cash used in investing activities during the fiscal year ended June 30, 2020 was $318.9 million. This was primarily related to purchases of investments totaling $985.9 million, cash paid for business combinations, net of cash acquired, totaling $53.2 million and capital expenditures totaling $35.7 million, offset by cash received from maturing investments which totaled $513.3 million and proceeds from sales of investments of $245.5 million.
Net cash used in financing activities for the fiscal year ended June 30, 2021 was $1,654.8 million and was primarily related to settlement of the Notes for an aggregate consideration of $1,803.2 million in cash, payments of lease obligations of $44.9 million, coupon interest payments on the Notes of $6.5 million, payments of issuance costs for the Credit Facility of $4.4 million, offset by net proceeds from settling the corresponding portion of our existing capped calls for $203.1 million and proceeds from exercises of employee share options of $1.2 million.
Net cash used by financing activities for the fiscal year ended June 30, 2020 was $42.6 million and was primarily related to payments of lease obligations of $38.1 million, coupon interest payments on the Notes of $6.3 million, offset by proceeds from exercises of employee share options of $1.8 million.
Liquidity and Material Cash Requirements
We have access to a $1 billion senior unsecured delayed-draw term loan facility (the “Term Loan Facility”) and a $500 million senior unsecured revolving credit facility (the “Revolving Credit Facility,” and together with the Term Loan Facility, the “Credit Facility”). We will use the net proceeds of the Credit Facility for general corporate purposes, including repayment of existing indebtedness. The Credit Facility matures in October 2025 and bears interest, at our option, at a base rate plus a margin up to 0.50% or LIBOR rate plus a spread of 0.875% to 1.50%, in each case with such margin being determined by our consolidated leverage ratio. We may draw from the Term Loan Facility up to five times within a 12-month period from the closing of the Term Loan Facility. The Revolving Credit Facility may be borrowed, repaid, and re-borrowed until its maturity, and we have the option to request an increase of $250 million in certain circumstances. The Credit Facility may be repaid at our option without penalty. As of June 30, 2021, no amounts have been drawn under the Credit Facility, and we are in compliance with all related covenants. Please refer to Note 16, “Debt,” to the notes to our consolidated financial statements for details of the Credit Facility.
We believe that our existing cash and cash equivalents, together with cash generated from operations, and borrowing capacity from the Credit Facility will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future cash requirements will depend on many factors including our growth rate, the timing and extent of spend on research and development efforts, employee headcount, marketing and sales activities, acquisitions of additional businesses and technologies, the timing and extent of settlements of the Notes for cash payments, the introduction of new software and services offerings, enhancements to our existing software and services offerings and the continued market acceptance of our products.
Critical Accounting Polices
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

Perpetual license revenues
Perpetual license revenues represent fees earned from the license of software to customers for use on the customer’s premises other than data denter products. Software is licensed on a perpetual basis. Perpetual license revenues consist of the revenues recognized from sales of licenses to new customers and additional licenses to existing customers. We typically recognize revenue on the license portion of perpetual license arrangements once the customer obtains control of the license, which is generally upon delivery of the license.
Other revenues
Other revenues primarily include fees received for sales of third-party apps in the Atlassian Marketplace. Technical account management, consulting and training services are also included in other revenues. Revenue from the sale of third-party apps via Atlassian Marketplace is recognized at the date of product delivery given that all of our obligations have been met at that time and on a net basis as we function as the agent in the relationship. Revenue from technical account management is recognized over the time period that the customer has access to the service. Revenue from consulting and training is recognized over time as the services are performed.
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

The estimated useful lives for each intangible asset class are as follows:

Patents, trademarks and other rights	5 - 12 years
Customer relationships	3 - 10 years
Acquired developed technology	4 - 6 years
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
The Company assesses uncertainty over a tax treatment in accordance with International Financial Reporting Interpretations Committee (“IFRIC”) 23. When the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company will reflect the effect of uncertainty by using either of the following methods, depending on which method the Company expects to better predict the resolution of the uncertainty:
•The most likely amount: the single most likely amount in a range of possible outcomes.
•The expected value: the sum of the probability-weighted amounts in a range of possible outcomes.
New Standards, Interpretations and Amendments Not Yet Adopted in Fiscal Year 2021
The IASB has issued other amendments resulting from improvements to IFRS that management considers do not have any impact on the accounting policies, financial position or performance of the Group. We do not expect them to have a material impact on our accounting policies.

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
As a company, we prioritize research and development above all other operating investments. Over the last two fiscal years, we invested $1,269.0 million in research and development activities, excluding share-based compensation, translating to 34.3% of the revenue generated over the same period. During this period, we released new versions, features, and cloud platform capabilities to drive existing customer success and expansion as well as attract new customers to our products.
As of June 30, 2021, over 50% of our employees were involved in research and development activities. Our research and development organization is primarily distributed across seven locations: Sydney, Australia, the San Francisco Bay Area, California, New York, New York, Austin, Texas, Bengaluru, India, Gdansk, Poland, and Ankara, Turkey.
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
As of June 30, 2021, we had 219 issued patents and have over 261 applications pending in the United States. We also have a number of patent applications pending before the European Patent Office. These patents and patent applications seek to protect proprietary inventions relevant to our business. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost effective.
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
We introduced free cloud editions across our core products - Jira Software, Confluence and Jira Service Management - to make it easier for teams to try and use our products. We also introduced Atlassian Cloud Enterprise, to provide enhanced capabilities to fit the needs of customers of any size. These editions are the direct result of our multi-year investment in our cloud platform.

Migrating our larger customers to the cloud is one of our most important priorities over the next several years. Consistent with our strategy, our server business is expected to contract. As a result, we expect perpetual license revenue to continue to decline. Maintenance revenue is expected to decline as server customers migrate to our cloud and data center offerings. Subscription revenue is expected to increase and continue to be our primary driver of revenue growth.
While COVID-19 did not have a material adverse impact on our financial condition or results of operations during the fiscal year ended June 30, 2021, the extent to which COVID-19 ultimately impacts our business, results of operations, and financial position will depend on future developments, which are uncertain and cannot be predicted at this time. For example, while our diverse customer base is a competitive advantage for us and helps fuel our low-friction flywheel sales model, we have revenue exposure to customers who are small- and medium-sized businesses and to industries that may be disproportionately impacted by COVID-19. Also, a majority of our cloud customers choose to be billed on a monthly basis and many of these customers are small and medium-sized businesses that may be adversely impacted by COVID-19. In addition, we may experience elongated sales cycles and extended payment terms and concessions as the economic and social impacts of COVID-19 become more fully realized.
We will continue investing to pursue the large market opportunities ahead of us, despite macroeconomic headwinds and slower revenue growth. We expect to invest in additional personnel as we scale, with the majority in research and development. Effective April 2021, we removed the one-year cliff for our ongoing RSU grants to existing employees, which will vest evenly over four years on a quarterly basis. We expect our share-based payment expenses to increase in the fiscal year ending June 30, 2022 as we continue to invest in our team and additional personnel. We plan to continue to invest in our platform, cloud services, migration tools, new product initiatives, and enhancements across the cloud portfolio. We expect our operating income and operating cash flow to decrease in the fiscal year ending June 30, 2022.
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
E. Critical Accounting Estimates
The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.
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

At June 30, 2021, contractual obligations were as follows:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
	(U.S. $ in thousands)
Exchangeable senior notes (1)	$1,109,593	$1,109,593	$—	$—	$—
Lease obligations (2)	282,423	48,297	77,768	65,227	91,131
Obligations for leases that have not yet commenced	88,855	$1,438	12,432	14,224	60,761
Purchase obligations	114,060	57,393	56,667	—	—
Capital purchase obligations	11,076	11,076	—	—	—
Total	$1,606,007	$1,227,797	$146,867	$79,451	$151,892
(1) As of June 30, 2021, the closing price exchange condition of the Notes was met and the Notes and exchange derivative liability are classified as current on our consolidated statements of financial position and may be due in less than one year. The amount related to the Notes represent the if-exchanged value using stock price as of June 30, 2021. Refer to Note 16, “Debt” to the notes to our consolidated financial statements for more details on the Notes.
(2) Lease obligations represent undiscounted lease payments excluding certain low-value and short-term leases. For further information, refer to Note 12, “Leases,” to the notes to our consolidated financial statements.
G. Safe Harbor
See “Special Note Regarding Forward-Looking Statements.”
Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information for our directors and executive officers, including their ages as of June 30, 2021. Unless otherwise stated, the address for our non-employee directors and executive officers, other than Messrs. Cannon-Brookes and Farquhar, is 350 Bush Street, Floor 13, San Francisco, California 94104. The address for Messrs. Cannon-Brookes and Farquhar is Level 6, 341 George Street, Sydney, NSW, 2000, Australia.

Name	Age	Position
Executive Officers and Employee Directors:
Michael Cannon-Brookes	41	Co-Founder, Co-Chief Executive Officer and Director
Scott Farquhar	41	Co-Founder, Co-Chief Executive Officer and Director
James Beer	60	Chief Financial Officer
Erika Fisher	36	Chief Administrative Officer and General Counsel
Sri Viswanath	46	Chief Technology Officer
Cameron Deatsch	40	Chief Revenue Officer

Non-Employee Directors:
Shona L. Brown (1)	55	Director and Chair
Heather Mirjahangir Fernandez (2)(3)	45	Director
Sasan Goodarzi (1)	53	Director
Jay Parikh (1)	48	Director
Enrique Salem (2)(3)	55	Director
Steven Sordello (2)	52	Director
Richard P. Wong (3)	52	Director
__________________________________

(1) Member of the Compensation and Leadership Development Committee.
(2) Member of the Audit Committee.

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
James Beer has served as our Chief Financial Officer since February 2018. Before joining Atlassian, Mr. Beer served as Executive Vice President and Chief Financial Officer of McKesson Corporation, a Fortune 10 healthcare services and information technology company. Between 2006 and 2013, Mr. Beer was Executive Vice President and Chief Financial Officer of Symantec Corporation, a cybersecurity company, where he managed the worldwide finance organization. Previous to his work at Symantec, Mr. Beer was Chief Financial Officer of AMR Corp. and American Airlines, AMR’s principal subsidiary. Mr. Beer holds a Bachelor of Science degree in Aeronautical Engineering from Imperial College, London University, and a Master of Business Administration from Harvard Business School. Mr. Beer currently serves on the board of directors for Alaska Air Group, parent company of Alaska Airlines, and DocuSign, Inc., an e-signature solutions company.
Erika Fisher has served as our Chief Administrative Officer since September 2020 and as our General Counsel since July 2019. Ms. Fisher joined Atlassian in April 2016 and has served in several leadership roles during that time, including commercial and product counsel, as well as Head of Privacy. She also sits on the board of the Business Software Alliance. Prior to joining Atlassian, Ms. Fisher spent several years in private practice at Weil, Gotshal & Manges LLP and Goodwin Procter LLP. Her practice focused on advising early stage, high growth companies in licensing and technology transactions. Ms. Fisher holds a Juris Doctorate from the University of Pennsylvania where she was awarded the Silverman-Rodin merit scholarship, a Certificate in Business and Public Policy from the Wharton School, and a bachelor’s degree in art history and political science from the University of Miami, where she was awarded the Foote Fellows merit scholarship.
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
Cameron Deatsch has served as our Chief Revenue Officer since March 2020. From October 2012 to March 2020, Mr. Deatsch served multiple roles at Atlassian, including Senior Director of Advocacy, Head of Server Business, Head of Corporate Development, Head of Server and Enterprise Marketing and Head of Growth and Online Sales. From June 2008 to August 2010, Mr. Deatsch served as a Product Marketing Manager at Jive Software and became their Senior Director of Marketing from June 2010 to October 2012. Mr. Deatsch holds a Master of Business Administration from the University of Montana and a Bachelor of Science in Electrical Engineering from University of California, Davis.

Non-Employee Directors
Shona L. Brown has served on our board of directors since November 2015 and as chair of our board of directors since April 2018. Dr. Brown is currently an independent advisor. She served as a senior advisor to Google Inc., an Internet search and technology company, from January 2013 until November 2015. From April 2011 to December 2012, Dr. Brown served as Senior Vice President of Google.org, Google's charitable organization. From 2003 to 2011, Dr. Brown served as Vice President and later as Senior Vice President, Business Operation of Google Inc. From 1995 to 2003, Dr. Brown was a consultant at McKinsey & Company, where she served as a partner from 2000 to 2003. Dr. Brown is currently a director of PepsiCo, Inc., a food and beverage company, and DoorDash, Inc., a logistics company, as well as several non-profit organizations. Dr. Brown holds a Bachelor of Computer Systems Engineering from Carleton University, a Master of Arts in philosophy and economics from Oxford University, and a Ph.D. in industrial engineering and industrial management from Stanford University.
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
Sasan Goodarzi has served on our board of directors since April 2018. Mr. Goodarzi has served as Chief Executive Officer (CEO) of Intuit, Inc., a financial software company, since January 2019. During his 14 years with Intuit, Mr. Goodarzi has successfully led each of Intuit’s largest businesses. From May 2016 to January 2019, Mr. Goodarzi was Executive Vice President and General Manager of Intuit, Inc. Small Business Group. From 2004 to 2010, Mr. Goodarzi was Senior Vice President and General Manager for Intuit’s ProTax division and Intuit Financial Services. Prior to Intuit, Mr. Goodarzi worked for Invensys, a global provider of industrial automation, transportation and controls technology, serving as Global President of the Products group. He also held a number of senior leadership roles in the automation control division at Honeywell and served as the Chief Executive Officer and co-founder of a technology startup, Lazer Cables Inc. Mr. Goodarzi earned his Bachelor of Science degree in electrical engineering at the University of Central Florida and a Master of Business Administration from the Kellogg School of Management at Northwestern University.
Jay Parikh has served on our board of directors since July 2013. Mr. Parikh has served as the co-Chief Executive Officer of Lacework, Inc., a cloud security company, since August 2021. Mr. Parikh previously served as Vice President of Global Engineering and Infrastructure at Facebook, Inc., a social media and social networking service company, from November 2009 till February 2021. From October 2007 to October 2009, Mr. Parikh served as Senior Vice President, Engineering & Operations at Ning, Inc., a social networking company. From April 1999 to October 2007, Mr. Parikh served as Vice President of Engineering at Akamai Technologies, Inc., a cloud services provider. Mr. Parikh holds a Bachelor of Science in mechanical engineering from Virginia Tech.
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

Steven Sordello has served on our board of directors since November 2015. Since July 2007, Mr. Sordello has served as the Senior Vice President and Chief Financial Officer Emeritus of LinkedIn Corporation, an online business-oriented social networking service, which was acquired by Microsoft in 2016. From August 2006 to July 2007, Mr. Sordello served as Chief Financial Officer of TiVo, Inc., a manufacturer of digital video recorders. From May 1999 to October 2005, Mr. Sordello served in several roles, including as Chief Financial Officer, at Ask Jeeves, Inc., an Internet search engine company, which was acquired by IAC in 2005. Prior to that, Mr. Sordello served in various finance roles at Adobe Systems Incorporated, a software company, and Syntex Corporation, a pharmaceuticals company, which was acquired by Roche Pharmaceuticals in 1994. Mr. Sordello also serves as a Director at Compass, a real estate technology company. Mr. Sordello is currently a member of the board of trustees of Santa Clara University. Mr. Sordello holds a Master of Business Administration and a Bachelor of Science in business from Santa Clara University.
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
B. Compensation
Executive Officers’ Compensation
For the fiscal year ended June 30, 2021, we paid an aggregate of $2,977,009 in cash compensation and benefits to our executive officers, including our Co-Chief Executive Officers who also served as employee directors. We paid our executive officers a base salary and annual cash bonus and made contributions to their retirement funds; however, Messrs. Cannon-Brookes and Farquhar each opted not to participate in our bonus for fiscal year 2021.
Directors’ Compensation
Employee Directors
For the fiscal year ended June 30, 2021, we did not pay our employee directors any compensation for their services as directors. The table below sets forth the compensation paid to our employee directors for their services as executive officers for the fiscal year ended June 30, 2021:

Fiscal Year Ended June 30, 2021 Employee Directors’ Compensation (U.S. $) (1)

Name	Salary/Fees(2)	Benefits	Annual Bonus(3)	Long-Term Incentive	Retirement Benefits(4)	Total
Michael Cannon-Brookes	$55,722	$408	$—	$—	$5,332	$61,462
Scott Farquhar	$55,433	$446	$—	$—	$5,308	$61,187
(1)For the fiscal year ended June 30, 2021, the cash compensation for our employee directors were set, and paid, in Australian dollars. Currency received by our employee directors in Australian dollars have been converted into U.S. dollars using a monthly average exchange rate for fiscal year 2021 of USD $1.00 to AUD $1.3467.
(2)Messrs. Cannon-Brookes and Farquhar each opted for their salaries to be reduced to AUD $74,653.20, the annualized statutory minimum wage in Australia, effective July 1, 2019. In accordance with Company policy, Mr. Cannon-Brookes received a patent bonus in connection with his role in a successfully filed patent application.
(3)Messrs. Cannon-Brookes and Farquhar each opted not to participate in our bonus plan during the fiscal year ended June 30, 2021.
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
On the date of each annual general meeting (“AGM”), each non-employee director who continues as a non-employee director following the AGM is granted RSUs on the date of such AGM having a value of $250,000 (the “Annual Grant”). Effective July 1, 2021, the value of new Annual Grants to each non-employee director will be increased to $265,000. A new non-employee director who joins other than at an AGM (on the first eligible grant date following their appointment to our board of directors) is granted a pro-rata proportion of an Annual Grant based on the time between their appointment and the next AGM. The Annual Grant vests in full on the earlier of: (i) the one-year anniversary of the grant date; and (ii) the next AGM, subject to continued service as a director through the applicable vesting date, unless the Compensation and Leadership Development Committee determines that circumstances warrant continuation of vesting.
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
For the fiscal year ended June 30, 2021, we paid our non-employee directors in accordance with our Director Compensation Policy. The table below sets forth the compensation paid to our non-employee directors for the fiscal year ended June 30, 2021:
Fiscal Year Ended June 30, 2021 Non-Employee Directors’ Compensation (U.S. $)

Name	Salary/Fees	Benefits	Annual Bonus	Long-Term Incentives(5)		Retirement Benefits	Total
Shona Brown (1)	$105,000	—	—	$250,166	(6)	—	$355,166
Heather Mirjahangir Fernandez	$55,000	—	—	$250,166	(6)	—	$305,166
Sasan Goodarzi (2)	$70,000	—	—	$250,166	(6)	—	$320,166
Jay Parikh	$55,000	—	—	$250,166	(6)	—	$305,166
Enrique Salem	$55,000	—	—	$250,166	(6)	—	$305,166
Steven Sordello (3)	$75,000	—	—	$250,166	(6)	—	$325,166
Richard P. Wong (4)	$65,000	—	—	$250,166	(6)	—	$315,166
(1) Dr. Brown was the chair of the board of directors.
(2)    Mr. Goodarzi was the chair of the Compensation and Leadership Development Committee.

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
Executive Severance Plan
In September 2020, we adopted an amended and restated executive severance plan (the "New Executive Severance Plan"), which replaced our prior executive severance plan. Under the terms of the New Executive Severance Plan, certain of our executive officers, excluding Messrs. Cannon-Brookes and Farquhar, may participate. The New Executive Severance Plan provides for a severance payment equal to six months or nine months of base salary upon a termination by us without "cause" (as defined in the New Executive Severance Plan) or a resignation by the executive officer for "good reason" (as defined in the New Executive Severance Plan) or, following a "change in control" (as defined in the New Executive Severance Plan), a severance payment equal to twelve months of base salary, plus 100% of the covered executive’s annual target bonus in effect immediately prior to the “date of termination” (as defined in the New Executive Severance Plan). In addition, upon such a termination within 12 months following a "change in control" in which outstanding equity awards of the company will be assumed, continued or substituted by the successor entity, an executive officer will generally receive 100% (or such lower percentage as may be determined by our board of directors or the Compensation and Leadership Development Committee) accelerated vesting of all unvested and outstanding equity awards held by such executive officer at such time; provided, that any equity awards subject to performance conditions will be deemed satisfied at the target levels specified in the applicable award agreements. Notwithstanding the foregoing, if the outstanding equity awards of the company will not be assumed, continued or substituted by the successor entity in connection with the change in control, then each executive officer will receive 100% accelerated vesting of all unvested and outstanding equity awards held by such executive officer at such time; provided, that any equity awards subject to performance conditions will be deemed satisfied at the target levels specified in the applicable award agreements.
Executive Bonus Plan
We paid cash incentive bonuses to our executive officers for the fiscal year ended June 30, 2021 pursuant to our annual executive bonus plan (the “FY21 Bonus Plan”). Messrs. Cannon-Brookes and Farquhar each opted not to participate in the FY21 Bonus Plan.

The FY21 Bonus Plan provided our executive officers with an opportunity to earn an annual bonus payment with a target equal to 50% to 60% of their base salary, based on company performance (measured by revenue). In fiscal year 2021, payout to our executive officers pursuant to the FY21 Bonus Plan was equal to 103% of each executive officer’s bonus target amount.
Retirement Benefits
For the fiscal year ended June 30, 2021, we contributed approximately AUD $14,330 into retirement funds on behalf of our executive officers in Australia (as required by applicable jurisdictional law), and approximately USD $50,281 into a tax qualified retirement plan (the “401(k) Plan”) on behalf of our executive officers in the United States.
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
During the fiscal year ended June 30, 2021, we granted 132,257 RSUs in the aggregate under our 2015 Share Incentive Plan (the “2015 Plan”) to our non-employee directors and executive officers. Our non-employee directors were granted equity awards during such fiscal year in accordance with the Director Compensation Policy.
As of June 30, 2021, our executive officers held 289,992 RSUs. As of June 30, 2021, our directors held 8,750 RSUs.
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
2015 Share Incentive Plan
Our 2015 Plan was adopted by our board of directors in October 2015 and approved by our shareholders in November 2015 and became effective immediately prior to our IPO in December 2015. The 2015 Plan replaced the Share Option Plan, the 2013 Plan and the 2014 Plan. The 2015 Plan allows the Compensation and Leadership Development Committee to make equity-based incentive awards to our officers, employees, directors and consultants; provided, that awards to non-employee directors and consultants will be made under a sub-plan to the 2015 Plan.

We initially reserved 20,700,000 Class A ordinary shares for the issuance of awards under the 2015 Plan. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each July 1, beginning on July 1, 2016, by 5% of the outstanding Class A ordinary shares on the immediately preceding June 30th or such lesser number of Class A ordinary shares as determined by the Compensation and Leadership Development Committee in its discretion. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. As of June 30, 2021, 5,541,748 RSUs, 5,785 restricted Class A ordinary shares, and 66,643 options to purchase Class A ordinary shares at a weighted-average exercise price of approximately $0.72 remained outstanding under the 2015 Plan.
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
The 2015 Plan permits us to grant options that are intended to qualify as incentive share options under Section 422 of the Code and options that do not so qualify. The per share exercise price of each option will be determined by our Compensation and Leadership Development Committee but may not be less than 100% of the fair market value of a Class A ordinary share on the date of grant. An incentive share option that is granted to an employee who owns more than 10% of the combined voting power of all classes of our shares, or a 10% owner, must have a per share exercise price of not less than 110% of the fair market value of a Class A ordinary share on the date of grant. The term of each option will be fixed by our Compensation and Leadership Development Committee and may not exceed ten years from the date of grant (five years in the case of an incentive share option held by a 10% owner). Our Compensation and Leadership Development Committee will determine at what time or times each option may be exercised. To the extent required for incentive share option treatment under Section 422 of the Code, the aggregate fair market value (determined as of the time of grant) of the shares that first become exercisable by an option holder during any calendar year must not exceed $100,000. To the extent that any option exceeds this limit, it will constitute a non-qualified share option.
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
2013 U.S. Share Option Plan
The 2013 Plan was adopted in November 2013. Following our IPO in December 2015, we no longer grant any equity awards under this plan and any shares remaining available for issuance were cancelled. The 2013 Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2021, options to purchase 729 Class A ordinary shares remained outstanding under the 2013 Plan at a weighted-average exercise price of approximately $3.18 per share.
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
D. Employees
We have made significant investments in our business to support future growth, including a substantial increase in our global employee base. As of June 30, 2021, 2020 and 2019, we had 6,433, 4,907, and 3,616 employees, respectively.
E. Share Ownership
For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Compensation” and “Item 7.A. Major Shareholders and Related Party Transactions.”
Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of June 30, 2021 by:
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
Applicable percentage ownership is based on 137,307,769 Class A ordinary shares and 114,609,645 Class B ordinary shares outstanding as of June 30, 2021. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable or exercisable within 60 days of June 30, 2021 or issuable upon the vesting of RSUs held by the person within 60 days of June 30, 2021.
However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned
	Class A		Class B		% of Total Voting Power (1)
Name of Beneficial Owner	Shares	%	Shares	%
5% Shareholders:
Entities affiliated with T. Rowe Price Associates, Inc. (2)	13,379,591	5.31%	—	—	*

Directors and Executive Officers:
Michael Cannon-Brookes (3)	—	—	56,954,822	49.69%	44.38%
Scott Farquhar (4)	—	—	56,954,822	49.69%	44.38%
Cameron Deatsch (5)	11,616	*	—	—	*
James Beer (6)	40,852	*	—	—	*
Sri Viswanath (7)	335,967	*	—	—	*
Erika Fisher (8)	10,433	*	—	—	*
Shona Brown (9)	30,870	*	—	—	*
Heather Mirjahangir Fernandez (10)	13,500	*	—	—	*
Jay Parikh (11)	19,650	*	—	—	*
Enrique Salem (12)	130,457	*	—	—	*
Steven Sordello (13)	44,884	*	—	—	*
Sasan Goodarzi (14)	10,228	*	—	—	*
Richard P. Wong (15)	145,860	*	—	—	*
All directors and executive officers as a group (13 persons) (16)	794,317	0.58%	113,909,644	99.39%	88.81%
_________

*Represents beneficial ownership of less than 1%
(1) Percentage of total voting power represents voting power with respect to all shares of our Class A ordinary shares and Class B ordinary shares as a single class. Holders of Class A ordinary shares are entitled to one vote per share and holders of Class B ordinary shares are entitled to ten votes per share.
(2) Based on information reported by T. Rowe Price Associates, Inc. (“T. Rowe Price”) on Schedule 13G filed with the SEC on April 12, 2020. Of the shares of Class A ordinary shares beneficially owned, T. Rowe Price reported that it has sole dispositive power with respect to 13,379,591 shares, and sole voting power with respect to 4,646,537 shares. Entities affiliated with T. Rowe Price listed their address as 100 E. Pratt Street, Baltimore, Maryland 21202.
(3) Consists of (i) 2,506,331 Class B ordinary shares held of record by Mr. Cannon-Brookes and (ii) 54,448,490 Class B ordinary shares held of record by CBC Co Pty Limited as trustee for the Cannon-Brookes Head Trust.

(4) Consists of (i) 2,506,331 Class B ordinary shares held of record by Mr. Farquhar and (ii) 54,448,490 Class B ordinary shares held of record by Skip Enterprises Pty Limited as trustee for the Farquhar Family Trust.
(5) Consists of 11,616 RSUs that vest within 60 days of June 30, 2021.
(6) Consists of (i) 15,711 Class A ordinary shares held of record by Mr. Beer as trustee of the James A & Lael L Beer Trust and (ii) 25,141 RSUs that vest within 60 days of June 30, 2021.
(7) Consists of (i) 320,298 Class A ordinary shares held of record by Mr. Viswanath and (ii) 15,669 RSUs that vest within 60 days of June 30, 2021.
(8) Consists of (i) 4,873 Class A ordinary shares held of record by Ms. Fisher and (ii) 5,560 RSUs that vest within 60 days of June 30, 2021.
(9) Consists of 30,870 Class A ordinary shares held of record by Dr. Brown.
(10) Consists of 13,500 Class A ordinary shares held of record by Ms. Mirjahangir Fernandez.
(11) Consists of 19,650 Class A ordinary shares held of record by Mr. Parikh.
(12) Consists of 130,457 Class A ordinary shares held of record by Mr. Salem.
(13) Consists of 44,884 Class A ordinary shares held of record by Mr. Sordello.
(14) Consists of (i) 9,976 Class A ordinary shares held of record by Mr. Goodarzi and (ii) 252 RSUs that vest within 60 days of June 30, 2021.
(15) Consists of 145,860 Class A ordinary shares held of record by Mr. Wong.
(16) Consists of (i) 736,079 Class A ordinary shares, (ii) 113,909,644 Class B ordinary shares, and (iii) 58,238 RSUs that vest within 60 days of June 30, 2021.
Two of our major shareholders, Michael Cannon-Brookes and Scott Farquhar, hold the majority of our outstanding Class B ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of June 30, 2021, approximately 0.1% of our outstanding shares were Class B shares held in the United States by one record holder. As of June 30, 2021, approximately 54.40% of our outstanding shares were Class A shares held in the United States by one record holder (Cede and Company).
As of June 30, 2021, entities affiliated with Baillie Gifford & Co. no longer hold greater than 5% of our outstanding ordinary shares.
B. Related Party Transactions
Other than as described below, during the fiscal year ended June 30, 2021, there has not been any transaction to which we were or are a party in which we, any of our directors, executive officers, associates, or holders of more than 5% of any class of our voting securities, or any affiliates or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.
RSUs
During the fiscal year ended June 30, 2021, we granted RSUs to our non-employee directors and certain of our executive officers.
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
Registration Agreement
In July 2010, our predecessor entity, Atlassian Corporation Pty Ltd., entered into a Registration Agreement with certain holders of our outstanding share capital, including Messrs. Cannon-Brookes and Farquhar. As of June 30, 2021, certain holders of our Class A ordinary shares and our Class B ordinary shares, including Messrs. Cannon-Brookes and Farquhar, are entitled to rights with respect to the registration of their shares under the Securities Act.
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
We contribute approximately 1% of our annual profits and all revenues associated with our starter licenses for on-premises products to the Atlassian Foundation. We donated $7.8 million to the Atlassian Foundation in fiscal year 2021. Additionally, since the Atlassian Foundation's inception, we have provided, at no charge, certain resources to Atlassian Foundation employees such as office space and salaries.
LinkedIn
In fiscal year 2021, we purchased approximately $6.9 million of services from LinkedIn Corporation (“LinkedIn”), for recruiting purposes, in the ordinary course of business. Steve Sordello, one of our board members, is Chief Financial Officer of LinkedIn. The transactions between Atlassian and LinkedIn were not negotiated by Mr. Sordello. Mr. Sordello does not have a material interest in the relationship described above.
Splunk
In fiscal year 2021, we purchased $9.0 million of services from Splunk Inc. (“Splunk”) for systems monitoring purposes, and Splunk purchased approximately $1.3 million of products from us, both in the ordinary course of business. Sri Viswanath, our Chief Technology Officer, is a director of Splunk. The contract with Splunk was not negotiated by Mr. Viswanath and was executed before he joined the board. Mr. Viswanath does not have a material interest in the relationship described above.
DoorDash
In fiscal year 2021, DoorDash, Inc. (“DoorDash”) purchased approximately $1.5 million of products from us, in the ordinary course of business. Shona Brown, one of our board members, is a director of DoorDash. The transactions between Atlassian and DoorDash were not negotiated by Dr. Brown and were in the ordinary course of business. Dr. Brown does not have a material interest in the relationship described above.
Intuit
In fiscal year 2021, Intuit purchased approximately $0.7 million of products from us, in the ordinary course of business. Sasan Goodarzi, one of our board members, is Chief Executive Officer and a director of Intuit. The transactions between Atlassian and Intuit were not negotiated by Mr. Goodarzi and were in the ordinary course of business. Mr. Goodarzi does not have a material interest in the relationship described above.

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

Item 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements.”

Legal Proceedings

We are not a party to any material legal proceedings as of the date of this report. From time to time we may be subject to legal proceedings and claims arising in the ordinary course of business. We investigate these claims as they arise and accrue estimates for resolution of legal and other contingencies when losses are probable and estimable. Although the results of litigation and claims cannot be predicted with certainty, we believe there was not at least a reasonable possibility that we had incurred a material loss with respect to such loss contingencies as of June 30, 2021.

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

Individuals

United Kingdom resident and domiciled holders do not have to pay tax on the first £2,000 of dividend income received in the 2021/2022 tax year (the "dividend allowance"). However tax will be levied on any dividends received over the dividend allowance at 7.5% on dividend income within the basic rate band, 32.5% on dividend income within the higher rate band and 38.1% on dividend income within the additional rate band.

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

However, following the European Court of Justice decision in C-569/07 HSBC Holdings Plc, Vidacos Nominees Limited v. The Commissioners of Her Majesty's Revenue & Customs and the First-tier Tax Tribunal decision in HSBC Holdings Plc and The Bank of New York Mellon Corporation v. The Commissioners of Her Majesty's Revenue & Customs (the "BNY Case"), HMRC has confirmed that a charge to 1.5% SDRT is no longer payable when new shares are issued to a clearance service (such as, in our understanding, DTC) or depositary receipt system. We consider that this position still holds notwithstanding the United Kingdom’s exit from the EU on January 31, 2020. The HM Treasury Autumn Budget 2017 Report contained a statement that “The government will not reintroduce the Stamp Duty and Stamp Duty Reserve Tax 1.5% charge on the issue of shares (and transfers integral to capital raising) into overseas clearance services and depositary receipt systems following the UK’s exit from the EU”. As far as we are aware there has been no subsequent government statement revising this position. HMRC’s Stamp Taxes on Shares Manual STSM055050 confirms that the 1.5% charge on issues of shares will remain disapplied under the terms of the European Union (Withdrawal) Act 2018 following the end of the "implementation period" on December 31, 2020 because the direct effect of EU Directive 2008/7/EC was confirmed by the First-tier Tax Tribunal in the BNY Case before the exit of the United Kingdom from the European Union on January 31, 2020.

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

This description is based on the Code, existing, proposed and temporary U.S. Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all as of the date hereof. All the foregoing is subject to change, which change could apply retroactively, and to differing interpretations, all of which could affect the tax considerations described below. There can be no assurances that the IRS will not take a contrary or different position concerning the tax consequences of the ownership and disposition of the Class A ordinary shares or that such a position would not be sustained by a court. We have not obtained, nor do we intend to obtain, a ruling with respect to the U.S. federal income tax considerations relating to the purchase, ownership, or disposition of the Class A ordinary shares. Holders should consult their tax advisers concerning the U.S. federal, state, local and non-U.S. tax consequences of owning and disposing of the Class A ordinary shares in their particular circumstances.

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

•an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•a trust, if a court within the United States is able to exercise primary supervision over its administration and one or more “United States persons” (within the meaning of Section 7701(a)(3) of the Code) have the authority to control all of the substantial decisions of such trust or has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a United States person for U.S. federal income tax purposes.

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

As indicated below, this discussion is subject to U.S. federal income tax rules relating to a “passive foreign investment company” (“PFIC”).

Distributions

Although we do not currently plan to pay dividends, and subject to the discussion in “—Passive Foreign Investment Company Considerations,” below, the gross amount of any distribution (before reduction for any amounts withheld in respect of foreign withholding tax) actually or constructively received by a U.S. holder with respect to Class A ordinary shares will generally be taxable to the U.S. holder as a dividend to the extent of the U.S. holder's pro rata share of our current and accumulated earnings and profits as determined under U.S. federal income tax principles. Distributions in excess of earnings and profits will generally be non-taxable to the U.S. holder to the extent of, and will be applied against and reduce, the U.S. holder's adjusted tax basis in the Class A ordinary shares. Distributions in excess of earnings and profits and such adjusted tax basis will generally be taxable to the U.S. holder as either long-term or short-term capital gain depending upon whether the U.S. holder has held the Class A ordinary shares for more than one year as of the time such distribution is received. However, since we do not calculate our earnings and profits under U.S. federal income tax principles, it is expected that any distribution will be reported as a dividend, even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above.

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

Subject to applicable limitations and requirements, a U.S. holder generally may claim the amount of any Australian withholding tax as either a deduction from gross income in its computation of its taxable income for U.S. federal income tax purposes or as a credit against its U.S. federal income tax liability. The availability of foreign tax credits is subject to numerous requirements (including a minimum holding period requirement) and complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s taxable income from foreign sources bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” This limitation is calculated separately with respect to specific categories of income. The amount of a distribution with respect to the Class A ordinary shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Australian income tax purposes, potentially effectively resulting in a reduced foreign tax credit for the U.S. holder. In addition, the creditability of foreign taxes could be affected by actions taken by intermediaries in the chain of ownership between the holders of the Class A ordinary shares and us if, as a result of such actions, the holders of the Class A ordinary shares are not properly treated as beneficial owners of the underlying ordinary shares. Each U.S. holder should consult its tax advisors regarding the foreign tax credit rules.

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

We do not believe that we were a PFIC for our taxable year ending on June 30, 2021. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable years. If we were a PFIC for any taxable year while a taxable U.S. holder held our Class A ordinary shares, such U.S. holder would generally be taxed at ordinary income rates on any gain recognized from the sale or exchange of our Class A ordinary shares and on any dividends treated as “excess distributions” and interest charges generally applicable to underpayments of tax should apply to any taxes payable.

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

Although the determination of whether we are a PFIC is made annually, if we are a PFIC for any taxable year in which a U.S. holder owns our Class A ordinary shares, such U.S. holder will generally be subject to the special tax rules described above for that year and for each subsequent year in which such U.S. holder owns our Class A ordinary shares (even if we do not qualify as a PFIC in such subsequent years).

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

The U.S. federal income tax rules relating to PFICs are complex. Prospective U.S. investors are urged to consult their tax advisers with respect to the ownership and disposition of the Class A ordinary shares, the consequences to them of an investment in a PFIC, any elections available with respect to the Class A ordinary shares and the IRS information reporting obligations with respect to the ownership and disposition of the Class A ordinary shares.

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

Foreign Asset Reporting

Certain U.S. holders who are individuals (and certain specified entities) may be required to report information relating to an interest in the Class A ordinary shares, subject to certain exceptions (including an exception for shares held in accounts maintained by U.S. financial institutions) by filing IRS Form 8938 (Statement of Specified Foreign Financial Assets) with their federal income tax return. U.S. holders are urged to consult their tax advisors regarding their information reporting obligations, if any, with respect to their ownership and disposition of the Class A ordinary shares.

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

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
Currency Risk
We operate globally and are exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. Our exposures primarily consist of the Australian Dollar, India rupee, Euro, British pound, Japanese yen, Philippine peso and Canadian dollar. Foreign exchange risk arises from commercial transactions and recognized financial assets and liabilities denominated in a currency other than the U.S. dollar. Our financial risk management policy is reviewed annually by our Audit Committee and requires us to monitor our foreign exchange exposure on a regular basis.
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
A sensitivity analysis performed on our hedging portfolio as of June 30, 2021 and 2020 indicated that a hypothetical 10% strengthening of the U.S. dollar against the Australian dollar applicable to our business would decrease the fair value of our foreign currency contracts by $39.4 million and $27.0 million, respectively, and a hypothetical 10% weakening of the U.S. dollar against the Australian dollar would increase the fair value of our foreign currency contracts by $39.4 million and $27.0 million, respectively.
Interest Rate Risk
We are exposed to interest rate risk arising from our variable interest rate Credit Facility. Our financial risk management policy is reviewed annually by our Audit Committee and requires us to monitor its interest rate exposure on a regular basis.

We have a hedging program in place and enter into derivative transactions to manage the variable interest rate risks that arise with the Group’s Term Loan Facility. We enter into master netting agreements with financial institutions to execute our hedging program. Our master netting agreements are with select financial institutions to reduce our credit risk, and we trade with several counterparties to reduce our concentration risk with any single counterparty. We do not have significant exposure to counterparty credit risk at this time. We do not require nor are we required to post collateral of any kind related to our interest rate derivatives.

We enter into interest rate swaps with the objective to hedge the variability of cash flows in the interest payments associated with our variable-rate Term Loan Facility. The interest rate swaps involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. The interest rate swaps are designated as cash flow hedges and measured at fair value.

A sensitivity analysis performed on interest rate swaps as of June 30, 2021 indicated that a hypothetical 100 basis point increase in interest rates would increase the market value of our interest rate swap by $24.8 million and a hypothetical 100 basis point decrease in interest rates would decrease the market value of our interest rate swap by $20.6 million. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.

In addition, our cash equivalents and investment portfolio are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates. As of June 30, 2021, we had cash and cash equivalents totaling $919.2 million and short-term investments totaling $313.0 million.

A sensitivity analysis performed on our portfolio as of June 30, 2021 and 2020 indicated that a hypothetical 100 basis point increase in interest rates would decrease the market value of our investments by $1.9 million and $5.4 million, respectively, and a hypothetical 100 basis point decrease in interest rates would increase the market value of our investments by $0.3 million and $1.6 million, respectively. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.
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
A sensitivity analysis performed on the exchange feature of the Notes and related capped calls as of June 30, 2021 and 2020 indicated that a hypothetical 10% increase in our share price would increase the fair value of the exchange feature of the Notes and related capped calls by $107.9 million and $192.6 million, respectively, and a hypothetical 10% decrease in our share price would decrease the fair value of the exchange feature of the Notes and related capped calls by $106.2 million and $184.8 million, respectively.

We are also exposed to equity price risk in connection with our equity investments. Our marketable equity investments are susceptible to market price risk from uncertainties about future values of the investment securities. As of June 30, 2021 and 2020, our marketable equity investments are fair valued at $110.4 million and $100.2 million, respectively. A hypothetical 10% increase in the respective share prices of our equity investments as of June 30, 2021 and 2020 would increase the fair value of our marketable equity investments by $11.0 million and $10.0 million, respectively, and a hypothetical 10% decrease in the respective share prices of our equity investments would decrease the fair value of our marketable equity investments by $11.0 million and $10.0 million, respectively.
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

PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

Item 15. CONTROLS AND PROCEDURES

Disclosure controls and procedures

Our Co-Chief Executive Officers and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2021, have concluded that, as of such date, our disclosure controls and procedures were effective and ensured that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our Co-Chief Executive Officers and our Chief Financial Officer, to allow timely decisions regarding required disclosure and is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms.

Management’s report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of June 30, 2021. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in Part III, Item 18 of this annual report.

Changes in internal control over financial reporting
There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the year ended June 30, 2021 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees billed to us by Ernst & Young LLP for the fiscal years ended June 30, 2021 and 2020 were as follows:

	2021	2020
	(U.S. $ in thousands)
Audit fees (1)	$3,223	$2,745
Audit-related fees (2)	879	876
Tax fees (3)	292	243
Other fees (4)	11	11
Total	$4,405	$3,875

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

See “Item 18. Financial Statements.”

Item 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this annual report, together with the report of the independent registered public accounting firm:

•Reports of Independent Registered Public Accounting Firm

•Consolidated Statements of Operations for the fiscal years ended June 30, 2021, 2020 and 2019

•Consolidated Statements of Comprehensive Loss for the fiscal years ended June 30, 2021, 2020 and 2019

•Consolidated Statements of Financial Position as of June 30, 2021 and 2020

•Consolidated Statements of Changes in Equity for the fiscal years ended June 30, 2021, 2020 and 2019

•Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2021, 2020 and 2019

•Notes to the Consolidated Financial Statements

Item 19. EXHIBITS

Exhibit Number		Description

3.1	(1)	Amended and Restated Articles of Association of the company.

4.1	(2)	Form of certificate evidencing Class A ordinary shares.

4.2	(3)	Registration Agreement, dated July 2, 2010, by and among the company and certain of its shareholders.

4.3	(5)	Indenture dated April 27, 2018 between the company and U.S. Bank National Association.

4.4	(8)	Description of share capital.

10.1	(5)	Capped call confirmation.

10.1	(6)	Lease, dated October 25, 2017, by and between Atlassian Inc. and MV Campus Owner, LLC.

10.1	(7)	Lease, dated November 22, 2017, by and between Atlassian Inc. and 350 Bush Street Owner, LLC.

10.1	(3) #	Form of Deed of Indemnity entered into between the company and its directors.

10.2	(3) #	Form of Indemnification Agreement entered into between the company and its officers.

10.3	(3) #	2013 U.S. Share Option Plan and forms of agreements thereunder.

10.4	(3) #	2015 Share Incentive Plan and forms of agreements thereunder.

10.5	(3) #	2015 Employee Share Purchase Plan.

10.6	(3) #	Ordinary Shares Option Agreement.

10.7	(3) #	Deed of Amendment to Class B Ordinary Shares Option Agreement.

10.8	(3) #	Class B Ordinary Shares Exercise Agreement.

10.9	(3) #	Executive Cash Incentive Bonus Plan.

10.10	(4) #	Amended and Restated Executive Severance Plan and form of Executive Severance Agreement entered into between the Registrant and its executive officers.

10.11	(3) #	Form of Director Agreement.

10.12	(3)	Lease, dated March 25, 2015, by and between Atlassian Pty Ltd and Council of the City of Sydney.

10.13	(9)	Non-Employee Director Compensation Policy.

10.14	(3)	Lease, dated December 22, 2011, by and between Atlassian Pty Ltd and 341 George St Pty Ltd.

10.15	(3)	Lease, dated July 9, 2015, by and between Atlassian Pty Ltd and 341 George St Pty Ltd.

10.16	(3)	Lease, dated June 26, 2011, by and between Atlassian, Inc. and Redbird Investment Group, LLC.

10.17	(4)
Credit Agreement dated as of October 28, 2020, by and among the Company, Atlassian, Inc., Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and the other lenders and parties thereto.

10.18		Lease, dated June 25, 2021, by and between Atlassian Pty Ltd and 341 George St Pty Ltd.

10.19		Lease, dated July 1, 2021, by and between Atlassian Pty Ltd and ISPT Pty Ltd.

12.1		Certificate of Co-Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.2		Certificate of Co-Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

12.3		Certificate of Chief Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description

13.1	Certificate of Co-Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2	Certificate of Co-Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.3	Certificate of Chief Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.

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

(4)     Incorporated by reference to the company’s report on Form 6-K filed on October 29, 2020.

(5)    Incorporated by reference to the company’s report on Form 6-K filed on April 30, 2018.

(6)     Incorporated by reference to the company’s report on Form 6-K filed on October 30, 2017.

(7)     Incorporated by reference to the company’s report on Form 6-K filed on November 27, 2017.

(8)     Incorporated by reference to the company’s report on Form 20-F filed on August 23, 2019.

(9)     Incorporated by reference to the company’s report on Form 20-F filed on August 14, 2020.

#    Indicates management contract or compensatory plan, contract or agreement.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

ATLASSIAN CORPORATION PLC

Date: August 13, 2021	By:	/s/ Michael Cannon-Brookes
		Name:	Michael Cannon-Brookes
		Title:	Co-Chief Executive Officer

	By:	/s/ Scott Farquhar
		Name:	Scott Farquhar
		Title:	Co-Chief Executive Officer

ATLASSIAN CORPORATION PLC

1

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Atlassian Corporation Plc
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Atlassian Corporation Plc (the Company) as of June 30, 2021 and 2020, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended June 30, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2021 and 2020, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2021, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated August 13, 2021 expressed an unqualified opinion thereon.
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
August 13, 2021

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of Atlassian Corporation Plc
Opinion on Internal Control Over Financial Reporting
We have audited Atlassian Corporation Plc’s internal control over financial reporting as of June 30, 2021, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Atlassian Corporation Plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2021, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s 2021 consolidated financial statements, and our report dated August 13, 2021 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young LLP

San Francisco, California
August 13, 2021

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. $ and shares in thousands, except per share data)

		Fiscal Year Ended June 30,
	Notes	2021	2020	2019
Revenues:
Subscription		$1,324,064	$931,455	$633,950
Maintenance		522,971	469,350	394,526
Perpetual license		84,806	95,162	93,593
Other		157,291	118,206	88,058
Total revenues	15	2,089,132	1,614,173	1,210,127
Cost of revenues (1) (2)		336,021	268,807	210,285
Gross profit		1,753,111	1,345,366	999,842
Operating expenses:
Research and development (1) (2)		963,326	763,188	579,134
Marketing and sales (1) (2)		372,909	299,683	268,356
General and administrative (1)		315,242	268,409	215,714
Total operating expenses		1,651,477	1,331,280	1,063,204
Operating income (loss)		101,634	14,086	(63,362)
Other non-operating expense, net	6	(620,759)	(338,486)	(535,453)
Finance income		7,174	27,801	33,500
Finance costs		(122,713)	(49,610)	(40,241)
Loss before income tax expense		(634,664)	(346,209)	(605,556)
Income tax expense	8	(61,651)	(4,445)	(32,065)
Net loss		$(696,315)	$(350,654)	$(637,621)
Net loss per share attributable to ordinary shareholders:
Basic	18	$(2.79)	$(1.43)	$(2.67)
Diluted	18	$(2.79)	$(1.43)	$(2.67)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	18	249,679	244,844	238,611
Diluted	18	249,679	244,844	238,611
(1)    Amounts include share-based payment expense, as follows:

Cost of revenues	$24,739	$19,787	$17,450
Research and development	253,328	204,150	149,049
Marketing and sales	46,978	41,960	39,303
General and administrative	60,687	47,498	51,960

(2)    Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$22,394	$29,509	$27,997
Research and development	168	166	60
Marketing and sales	9,192	12,860	28,744
The above consolidated statements of operations should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. $ in thousands)

		Fiscal Year Ended June 30,
	Notes	2021	2020	2019
Net loss		$(696,315)	$(350,654)	$(637,621)
Items that will not be reclassified to profit or loss in subsequent periods:
Net gain on equity investments classified at fair value through other comprehensive income	5	48,080	41,255	38,662
Income tax effect		(11,283)	(9,380)	(8,813)
Other comprehensive income for items that will not be reclassified to profit or loss, net of tax		36,797	31,875	29,849
Items that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustment		4,916	(613)	(35)
Net change in unrealized gain (loss) on debt investments classified at fair value through other comprehensive income	5	(4,844)	5,053	1,340
Net gain (loss) on cash flow hedging derivative instruments	5	(16,008)	16,711	1,539
Income tax effect		7,827	(8,961)	(553)
Other comprehensive income (loss) after tax that will be reclassified to profit or loss in subsequent periods		(8,109)	12,190	2,291
Other comprehensive income, net of tax		28,688	44,065	32,140
Total comprehensive loss, net of tax		$(667,627)	$(306,589)	$(605,481)
The above consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(U.S. $ in thousands)

		June 30,
	Notes	2021	2020
Assets
Current assets:
Cash and cash equivalents	14	$919,227	$1,479,969
Short-term investments	5	313,001	676,072
Trade receivables	9	173,473	112,019
Tax receivables		2,332	1,509
Derivative assets	5,16	127,486	327,487
Prepaid expenses and other current assets	14	48,322	46,730
		1,583,841	2,643,786
Assets held for sale	14	43,665	—
Total current assets		1,627,506	2,643,786
Non-current assets:
Property and equipment, net	10	66,221	97,648
Deferred tax assets	8	36,174	35,351
Goodwill	11	725,758	645,140
Intangible assets, net	11	124,590	129,690
Right-of-use assets, net	12	205,300	217,683
Other non-current assets	14	159,795	124,774
Total non-current assets		1,317,838	1,250,286
Total assets		$2,945,344	$3,894,072
Liabilities
Current liabilities:
Trade and other payables	14	$266,497	$202,570
Tax liabilities		42,051	19,583
Provisions	14	25,148	14,291
Deferred revenue	15	812,943	573,813
Lease obligations	12	42,446	34,743
Derivative liabilities	5,16	772,127	1,284,596
Exchangeable senior notes, net	16	348,799	889,183
Total current liabilities		2,310,011	3,018,779
Non-current liabilities:
Deferred tax liabilities	8	26,625	31,304
Provisions	14	12,435	9,493
Deferred revenue	15	84,652	27,192
Lease obligations	12	214,103	229,825
Other non-current liabilities		2,604	2,173
Total non-current liabilities		340,419	299,987
Total liabilities		2,650,430	3,318,766
Equity
Share capital	17	25,164	24,744
Share premium	17	461,016	459,892
Other capital reserves	17	1,516,609	1,130,918
Other components of equity	17	104,832	76,144
Accumulated deficit		(1,812,707)	(1,116,392)
Total equity		294,914	575,306
Total liabilities and equity		$2,945,344	$3,894,072
The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(U.S. $ in thousands)

					Other components of equity
	Notes	Share capital	Share premium	Other capital reserves	Cash flow hedge reserve	Foreign currency translation reserve	Investments at fair value through other comprehensive income reserve	Accumulated deficit	Total equity
Balance as of June 30, 2018		$23,531	$454,766	$557,100	$(3,624)	$4,407	$(844)	$(128,016)	$907,320
Net loss		—	—	—	—	—	—	(637,621)	(637,621)
Other comprehensive income (loss), net of tax		—	—	—	1,077	(35)	31,098	—	32,140
Total comprehensive income (loss), net of tax		—	—	—	1,077	(35)	31,098	(637,621)	(605,481)
Issuance of ordinary shares upon exercise of share options	17	150	3,392	—	—	—	—	—	3,542
Vesting of early exercised shares	17	51	8	—	—	—	—	—	59
Issuance of ordinary shares for settlement of restricted share units (RSUs)	17	467	—	(467)	—	—	—	—	—
Share-based payment	7	—	—	257,777	—	—	—	—	257,777
Replacement equity awards related to business combination	13	—	—	1,768	—	—	—	—	1,768
Tax benefit from share plans		—	—	482	—	—	—	—	482
		668	3,400	259,560	—	—	—	—	263,628
Balance as of June 30, 2019		$24,199	$458,166	$816,660	$(2,547)	$4,372	$30,254	$(765,637)	$565,467
Net loss		—	—	—	—	—	—	(350,654)	(350,654)
Other comprehensive income (loss), net of tax		—	—	—	8,714	(613)	35,964	—	44,065
Total comprehensive income (loss), net of tax		—	—	—	8,714	(613)	35,964	(350,654)	(306,589)
Issuance of ordinary shares upon exercise of share options	17	76	1,726	—	—	—	—	—	1,802
Vesting of early exercised shares	17	64	—	(32)	—	—	—	—	32
Issuance of ordinary shares for settlement of restricted share units	17	405	—	(405)	—	—	—	—	—
Share-based payment	7	—	—	313,706	—	—	—	—	313,706
Replacement equity awards related to business combination	13	—	—	552	—	—	—	—	552
Tax benefit from share plans		—	—	437	—	—	—	—	437
Cumulative effect of applying new accounting pronouncement		—	—	—	—	—	—	(101)	(101)
		545	1,726	314,258	—	—	—	(101)	316,428
Balance as of June 30, 2020		$24,744	$459,892	$1,130,918	$6,167	$3,759	$66,218	$(1,116,392)	$575,306
Net loss		—	—	—	—	—	—	(696,315)	(696,315)
Other comprehensive income (loss), net of tax		—	—	—	(9,102)	4,916	32,874	—	28,688
Total comprehensive income (loss), net of tax		—	—	—	(9,102)	4,916	32,874	(696,315)	(667,627)
Issuance of ordinary shares upon exercise of share options		39	1,124	—	—	—	—	—	1,163
Vesting of early exercised shares		34	—	(34)	—	—	—	—	—
Issuance of ordinary shares for settlement of restricted share units		347	—	(347)	—	—	—	—	—
Share-based payment		—	—	385,918	—	—	—	—	385,918
Replacement equity awards related to business combination		—	—	523	—	—	—	—	523
Tax expense from share plans		—	—	(369)	—	—	—	—	(369)
		420	1,124	385,691	—	—	—	—	387,235
Balance as of June 30, 2021		$25,164	$461,016	$1,516,609	$(2,935)	$8,675	$99,092	$(1,812,707)	$294,914
The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. $ in thousands)

		Fiscal Year Ended June 30,
	Notes	2021	2020	2019
Operating activities
Loss before income tax expense		$(634,664)	$(346,209)	$(605,556)
Adjustments to reconcile loss before income tax expense to net cash provided by operating activities:
Depreciation and amortization	10, 11	55,296	62,271	70,248
Depreciation of right-of-use assets	12	37,552	35,127	—
Share-based payment expense	7	385,732	313,395	257,762
Net loss on exchange derivative and capped call transactions	6	616,446	335,953	533,908
Amortization of debt discount and issuance cost	16	109,548	35,608	33,939
Interest income		(7,174)	(27,801)	(33,500)
Interest expense		13,164	14,002	6,302
Net unrealized foreign currency loss (gain)		7,650	(1,503)	(770)
Impairment of lease-related assets	7	7,435	—	—
Net unrealized loss on investments	5	2,000	—	—
Loss (gain) on sale of investments, disposal of assets and other		1,144	(993)	(2,357)
Changes in assets and liabilities:
Trade receivables		(61,256)	(29,440)	(30,211)
Prepaid expenses and other assets		(13,054)	(10,608)	1,085
Trade and other payables, provisions and other non-current liabilities		64,899	51,532	75,624
Deferred revenue	15	294,371	131,535	122,502
Interest received		12,513	29,217	30,328
Tax refunds received (income tax paid), net		(50,272)	(17,876)	7,038
Net cash provided by operating activities		841,330	574,210	466,342
Investing activities
Business combinations, net of cash acquired	13	(91,584)	(53,212)	(418,595)
Purchases of intangible assets		(1,800)	—	(2,110)
Purchases of property and equipment		(31,520)	(35,709)	(44,192)
Proceeds from sales of property, equipment and intangible assets		—	—	3,721
Purchases of investments		(119,431)	(985,931)	(648,036)
Proceeds from maturities of investments		454,996	513,268	485,021
Proceeds from sales of investments		48,786	245,498	20,545
Increase in restricted cash		(2,618)	(2,085)	(552)
Payment of deferred consideration		(185)	(760)	—
Net cash provided by (used in) investing activities		256,644	(318,931)	(604,198)
Financing activities
Proceeds from exercise of share options		1,163	1,802	3,542
Payment of issuance costs for debt	16	(4,445)	—	(410)
Payments of lease obligations	12	(44,874)	(38,125)	—
Interest paid		(6,498)	(6,250)	(6,319)
Repayment of exchangeable senior notes	16	(1,803,244)	(2)	—
Proceeds from settlement of capped call transactions	16	203,093	—	—
Net cash used in financing activities		(1,654,805)	(42,575)	(3,187)
Effect of exchange rate changes on cash and cash equivalents		5,406	(1,176)	(855)
Net increase (decrease) in cash and cash equivalents		(551,425)	211,528	(141,898)
Cash and cash equivalents at beginning of period		1,479,969	1,268,441	1,410,339
Cash and cash equivalents included in assets held for sale		(9,317)	—	—
Cash and cash equivalents at end of period		$919,227	$1,479,969	$1,268,441
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
We design, develop, license and maintain software and provision software hosting services to help teams organize, discuss and complete their work. Our primary products include Jira Software, targeting software teams, and Jira Work Management, targeting other business teams (collectively, “Jira”), Confluence for team content creation and sharing, Trello for capturing and adding structure to fluid, fast-forming work for teams, Jira Service Management for team service, management and support applications, Jira Align for enterprise agile planning, Bitbucket for code sharing and management, and Atlassian Access for enterprise-grade security and centralized administration.
The accompanying consolidated financial statements of the Group for the year ended June 30, 2021 were authorized for issue in accordance with a resolution of the board of directors on August 13, 2021.

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

In January 2020, the World Health Organization declared a novel coronavirus (“COVID-19”) a Public Health Emergency of International Concern, and a pandemic in March 2020. The impact of COVID-19 continues to unfold and the extent of the impact will depend on a number of factors, including the duration and spread of the outbreak, its severity, the actions taken by governments and authorities to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. The Group considered the impact of COVID-19 on the assumptions and estimates used, including the allowance for credit losses for accounts receivable, the credit worthiness of customers entering into revenue arrangements, our impairment assessment of assets, the fair values of our financial instruments, and income taxes, which require increased judgement and carry a higher degree of estimate uncertainty. The Group determined that there were no material adverse impacts on the consolidated financial statements for the fiscal years ended June 30, 2021 and 2020. As events continue to evolve and additional information becomes available, the Group’s assumptions and estimates may change in future periods.
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
Foreign currency
The Group's consolidated financial statements are presented using the U.S. dollar, which is the Company's functional currency. Some of the Group’s foreign subsidiaries’ functional currency is the local currency. We translate the financial statements of these subsidiaries to U.S. dollars using month-end exchange rates for assets and liabilities, and average exchange rates for revenue, costs, and expenses. Adjustments resulting from translating foreign functional currency financial statements into U.S. dollars are recorded as a separate component on the consolidated statements of comprehensive loss.
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
The timing of revenue recognition may differ from the timing of billing our customers. We receive payments from customers based on a billing schedule as established in our contracts. Contract assets are recognized when performance is completed in advance of scheduled billings. Deferred revenue is recognized when billings are in advance of performance under the contract. Our revenue arrangements include standard warranty provisions that our products and services will perform and operate in all material respects with the applicable published specifications, the financial impacts of which have historically been, and are expected to continue to be insignificant. Our contracts do not include a significant financing component.
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
Other revenues
Other revenues primarily include fees received for sales of third-party apps in the Atlassian Marketplace. Technical account management, consulting and training services are also included in other revenues. Revenue from the sale of third-party apps via Atlassian Marketplace is recognized at the date of product delivery given that all of our obligations have been met at that time and on a net basis as we function as the agent in the relationship. Revenue from technical account management is recognized over the time period that the customer has access to the service. Revenue from consulting and training is recognized over time as the services are performed.
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
Our financial liabilities include trade and other payables, the Notes and derivative financial instruments. We generally classify financial liabilities as subsequently measured at amortized cost and at fair value through profit or loss. Financial liabilities that are measured at fair value are the derivative financial instruments. Trade and other payables are measured at amortized cost and the Notes are measured at amortized cost using the effective interest rate (“EIR”) method.
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

The Group’s non-marketable debt securities are classified as instruments at fair value through profit or loss. The non-marketable debt securities are convertible notes issued by private companies without quoted market prices. To estimate the fair value of the non-marketable debt securities, we use the income approach utilizing our estimates of timing, probability, and amount of cash flows associated with liquidation of the securities. Financial information of private companies may not be available and consequently we will estimate the fair value based on the best available information at the measurement date.
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
Derivative financial instruments
The Group enters into foreign exchange forward contracts with the objective to mitigate certain currency risks associated with cost of revenues and operating expenses denominated in foreign currencies. These foreign exchange forward contracts are designated as cash flow hedges. The Group also enters into foreign exchange forward contracts to hedge a portion of certain foreign currency denominated as monetary assets and liabilities to reduce the risk that such foreign currency will be adversely affected by changes in exchange rates. The Group uses interest rate swaps to hedge the variability of cash flows in the interest payments associated with its variable-rate debt due to changes in the LIBOR-based floating interest rate. The interest rate swaps are designated as cash flow hedges and involve interest obligations for U.S. dollar-denominated amounts. Hedging derivative instruments are recognized as either assets or liabilities and are measured at fair value.
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

The Group has other derivatives such as embedded exchange feature of the Notes and capped call transactions (“Exchange and Capped Call Derivatives”). Please see Note 16, “Debt” for details. The Exchange and Capped Call Derivatives are measured at fair value at each reporting date and gains (losses) from changes in fair values are recognized in other non-operating expense, net. The Group used Black-Scholes option pricing models to fair value the exchange feature of the Notes. Certain inputs used in the model such as stock price volatility requires judgment. The Capped Call Derivatives’ fair value was obtained from counterparty banks.
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
Disposal group held for sale

The Group classifies the disposal group as held for sale if their carrying amounts will be recovered principally through a sale transaction rather than through continuing use. A disposal group is a group of assets and liabilities which the Group intends to dispose of in a single transaction. The disposal group classified as held for sale are measured at the lower of their carrying amount and fair value less costs to sell. Costs to sell are the incremental costs directly attributable to the disposal of the asset group, excluding finance costs and income tax expense.

The criteria for held for sale classification is regarded as met only when the sale is highly probable, and the disposal group is available for immediate sale in its present condition. Actions required to complete the sale should indicate that it is unlikely that significant changes to the sale will be made or that the decision to sell will be withdrawn. Management must be committed to the plan to sell the asset group and the sale expected to be completed within one year from the date of the classification.

Assets classified as held for sale are presented separately as current items in the consolidated statement of financial position.
Property and equipment
Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method to allocate the cost over the estimated useful lives or, in the case of leasehold improvements and certain leased equipment, the remaining lease term if shorter. The estimated useful lives for each asset class are as follows:

Equipment	1 - 3 years
Computer hardware and computer-related software	1 - 5 years
Furniture and fittings	4 - 10 years
Leasehold improvements	Shorter of the remaining lease term or 7 years
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
The estimated useful lives for each intangible asset class are as follows:

Patents, trademarks and other rights	5 - 12 years
Customer relationships	3 - 10 years
Acquired developed technology	4 - 6 years
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
The Company assesses uncertainty over a tax treatment in accordance with the International Financial Reporting Interpretations Committee (“IFRIC”) 23. When the Company concludes it is not probable that the taxation authority will accept an uncertain tax treatment, the Company will reflect the effect of uncertainty by using either of the following methods, depending on which method the Company expects to better predict the resolution of the uncertainty:
•The most likely amount: the single most likely amount in a range of possible outcomes.
•The expected value: the sum of the probability-weighted amounts in a range of possible outcomes.
For details of taxation, please refer to Note 8, “Income Tax.”
New Standards, Interpretations and Amendments Not Yet Adopted in Fiscal Year 2021
The IASB has issued other amendments resulting from improvements to IFRS that management considers do not have any impact on the accounting policies, financial position or performance of the Group. The Group does not expect them to have a material impact on the accounting policies.
3. Critical Accounting Estimates and Judgments
Management has identified the following critical accounting policies for which significant judgments, estimates and assumptions are made.

Critical accounting estimates and assumptions
The Group based its assumptions and estimates on parameters available when the consolidated financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising that are beyond the control of the Group. Such changes are reflected in the assumptions when they occur.
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
The Group operates as a single operating segment and the Group performs the goodwill impairment test at the level of its operating segment as there are no lower levels within the Group at which goodwill is monitored. The recoverable amount of goodwill was assessed by comparing the market capitalization of the Group to its book value, among other qualitative factors, when reviewing for impairment. There was no impairment of goodwill during the fiscal years 2021, 2020 and 2019.
During fiscal year 2021, the Group made the decision to early terminate one of our office leases. The Group does not have any rights to sublease the facility. The recoverable amount of the related lease assets including right-of-use assets and leasehold improvement was determined to be zero. An impairment charge of $7.4 million was recorded to profit or loss in fiscal year 2021. For details of the office lease impairment, please refer to Note 7, “Expenses.” Other than the lease-related assets discussed above, no indicators of impairment existed that were significant enough to warrant non-financial assets to be tested for impairment in the fiscal years 2021, 2020 and 2019. For details of non-financial assets, please refer to Note 10, “Property and Equipment”, Note 11, “Goodwill and Intangible assets” and Note 12, “Leases.”

4. Group Information
As of June 30, 2021, the Group’s subsidiaries, all of which are wholly owned, were as follows:

Name	Country of Incorporation
Atlassian (UK) Limited	United Kingdom, United States of America
Atlassian (UK) Holdings Limited	United Kingdom, United States of America
Atlassian (Australia) Limited	United Kingdom, United States of America
Atlassian (UK) Operations Limited	United Kingdom
Atlassian, Inc.	United States of America
Atlassian Network Services, Inc.	United States of America
Dogwood Labs, Inc.	United States of America
Trello, Inc.	United States of America
AgileCraft LLC	United States of America
OpsGenie, Inc.	United States of America
Opsgenie Yazılım Anonim Şirketi	Turkey
iFountain, LLC	United States of America
Halp, Inc.	United States of America
Atlassian Australia 1 Pty Ltd	Australia
Atlassian Australia 2 Pty Ltd	Australia
Atlassian Corporation Pty. Ltd.	Australia
Atlassian Pty Ltd	Australia
Good Software Co. Pty Ltd	Australia
Code Barrel Pty Ltd	Australia
Lead Green Pty Ltd	Australia
Lead Green Trust	Australia
Vertical First Pty Ltd	Australia
Vertical First Trust	Australia
Atlassian Capital Pty. Ltd.	Australia
MITT Australia Pty Ltd	Australia
MITT Trust	Australia
Atlassian Holdings B.V.	Netherlands
Atlassian K.K.	Japan
Atlassian Germany GmbH	Germany
Atlassian Philippines, Inc.	Philippines
Atlassian France SAS	France
Atlassian B.V.	Netherlands
Atlassian Canada Inc.	Canada
Atlassian India LLP	India
Mindville AB	Sweden
Riada Germany GmbH	Germany
Mindville Technology Canada LTD	Canada
Atlassian New Zealand	New Zealand
Atlassian Poland sp z o.o.	Poland
Chart.io, Inc.	United States of America
ThinkTilt Pty Ltd	Australia

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
Market risk
Currency risk
The Group operates globally and is exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. Our exposures primarily consist of the Australian dollar (“AUD”), Indian rupee, Euro (“EUR”), British pound, Japanese yen, Philippine peso and Canadian dollar. Foreign exchange risk arises from commercial transactions and recognized financial assets and liabilities denominated in a currency other than the U.S. dollar (“USD”). The Group’s financial risk management policy is reviewed annually by the Group’s Audit Committee and requires the Group to monitor its foreign exchange exposure on a regular basis.
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
The following table sets forth foreign currency sensitivity analysis of a hypothetical 10% change in exchange rate of the U.S. dollar against the Australian dollar to our cash flow hedging portfolio:

Foreign Currency Sensitivity	Effect on other comprehensive income, before tax
	2021	2020
	(U.S. $ in thousands)
Foreign currency forward contracts - cash flow hedging:
U.S. dollar +10%, decrease in fair value of foreign currency forward contracts	$(39,416)	$(26,999)
U.S. dollar -10%, increase in fair value of foreign currency forward contracts	39,416	26,999
Equity Price Risk
The Group is exposed to equity price risk in connection with our Notes, including exchange and settlement provisions based on the price of our Class A ordinary shares at exchange or maturity of the Notes. In addition, the capped call transactions associated with the Notes also include settlement provisions that are based on the price of our Class A ordinary shares. The amount of cash we may receive from capped call counterparties in connection with the capped calls is determined by the price of our Class A ordinary shares. The Group is also exposed to equity price risk in connection with our equity investments. The Group’s marketable equity investments are susceptible to market price risk from uncertainties about future values of the investment securities.

The following table sets forth equity price sensitivity analysis of a hypothetical 10% change in share prices:

Equity Price Sensitivity	Effect on other non-operating expense, net		Effect on other comprehensive income, before tax
	2021	2020	2021	2020
	(U.S. $ in thousands)
Fair Value change of the Exchange and Capped Call Derivatives:
Increase in our share price of 10%	$(107,880)	$(192,641)	$—	$—
Decrease in our share price of 10%	106,241	184,784	—	—

Fair value change of marketable equity investments:
Increase in respective share prices of 10%	—	—	11,041	10,019
Decrease in respective share prices of 10%	—	—	(11,041)	(10,019)

Interest rate risk
During the fiscal year ended June 30, 2021, the Group entered into a $1 billion senior unsecured delayed-draw term loan facility (the “Term Loan Facility”) and a $500 million senior unsecured revolving credit facility (the “Revolving Credit Facility,” and together with the Term Loan Facility, the “Credit Facility”). The Credit Facility matures in October 2025 and bears a variable interest rate. Please refer to Note 16, “Debt” for the details of the Credit Facility.
The Group is exposed to interest rate risk arising from our variable interest rate Credit Facility. The Group’s financial risk management policy is reviewed annually by the Group’s Audit Committee and requires the Group to monitor its interest rate exposure on a regular basis.
We have a hedging program in place and enter into derivative transactions to manage the variable interest rate risks that arise with the Group’s Term Loan Facility. We enter into master netting agreements with financial institutions to execute our hedging program. Our master netting agreements are with select financial institutions to reduce our credit risk, and we trade with several counterparties to reduce our concentration risk with any single counterparty. We do not have significant exposure to counterparty credit risk at this time. We do not require nor are we required to post collateral of any kind related to our interest rate derivatives.

We enter into interest rate swaps with the objective to hedge the variability of cash flows in the interest payments associated with our variable-rate Term Loan Facility. The interest rate swaps involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. The interest rate swaps are designated as cash flow hedges and measured at fair value. As of June 30, 2021, we have entered into interest rate swaps with a total notional amount of $650 million.
In addition, our cash equivalents and investment portfolio are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates. As of June 30, 2021, the Group had cash and cash equivalents totaling $919.2 million and short-term investments totaling $313.0 million.
The following table sets forth an interest rate sensitivity analysis of a hypothetical 100 basis point change in interest rates. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur:

Interest Rate Sensitivity	Effect on other comprehensive income, before tax
	2021	2020
	(U.S. $ in thousands)
Change in market value of debt investments:
Interest Rate +100bps, decrease in market value of debt investments	$(1,888)	$(5,397)
Interest Rate -100bps, increase in market value of debt investments	259	1,617

Change in market value of interest rate swap:
Interest Rate +100bps, increase in market value of interest rate swaps	24,845	—
Interest Rate -100bps, decrease in market value of interest rate swaps	(20,635)	—
Credit risk
The Group is exposed to credit risk arising from cash and cash equivalents, deposits with banks and financial institutions, investments, foreign exchange and interest rate derivative contracts, and capped call transactions related to our issuance of the Notes, as well as credit exposures to customers, including outstanding receivables and committed transactions. Credit risk is managed on a Group basis.
The Group has a minimum credit rating requirement for banks and financial institutions with which it transacts. The Group’s investments are governed by a corporate investment policy with a minimum credit rating and concentration limits for all securities.

The Group is exposed to credit risk in the event of non-performance by the counterparties to our foreign exchange and interest rate derivative contracts and our capped call transactions at maturity. To reduce the credit risk, we continuously monitor credit quality of our counterparties to such derivatives. We believe the risk of non-performance under these contracts is remote.
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
The table below presents the contractual undiscounted cash flows relating to the Group’s financial liabilities at the balance sheet date. The cash flows are grouped based on the remaining period to the contractual maturity date. The Group has sufficient funds, including its cash, cash equivalents, short-term investments, expected cash flows from operations and access to the Credit Facility, to meet these commitments as they become due. The Group may enter into financial transactions to secure additional funding to supplement existing cash flows or to maintain financial flexibility.
Contractual maturities of financial liabilities are as follows:

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(U.S. $ in thousands)
As of June 30, 2021
Financial liabilities:
Trade and other payables	$266,497	$—	$—	$—	$266,497
Lease obligations (1)	48,297	77,768	65,227	91,131	282,423
Derivative liabilities	11,438	669	—	—	12,107
Exchangeable senior notes (2)	1,109,593	—	—	—	1,109,593
	$1,435,825	$78,437	$65,227	$91,131	$1,670,620
As of June 30, 2020
Financial liabilities:
Trade and other payables	$202,570	$—	$—	$—	$202,570
Lease liabilities (1)	41,584	109,015	54,325	92,158	297,082
Derivative liabilities	1,507	2	—	—	1,509
Exchangeable senior notes (2)	2,211,244	—	—	—	2,211,244
	$2,456,905	$109,017	$54,325	$92,158	$2,712,405
(1) Lease obligations represent undiscounted lease payments excluding certain low-value and short-term leases, refer to Note 12, “Leases” for details.
(2) The amount related to Notes represent the if-exchanged value using stock price as of June 30, 2021 and 2020, respectively. Refer to Note 16, “Debt” for details.

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

During the fiscal year ended June 30, 2018, the Group issued $1.0 billion of the Notes for working capital and other corporate purposes, including acquiring complementary businesses, products, services or technologies. During the fiscal year ended June 30, 2021, the Group entered into a $1.5 billion Credit Facility. The Group will use the net proceeds of the Credit Facility for general corporate purposes, including repayment of existing indebtedness. Refer to Note 16, “Debt” for details.
To maintain or adjust the capital structure, the Group may return capital to shareholders, issue new shares, or consider external financing alternatives. The Group does not have any present or future plan to pay dividends on its shares.

Fair Value Measurements
The following table presents the Group’s financial assets and liabilities as of June 30, 2021, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(U.S. $ in thousands)
Description
Assets measured at fair value
Cash and cash equivalents:
Money market funds	$20,966	$—	$—	$20,966
Agency securities	—	4,600	—	4,600
Commercial paper	—	149,347	—	149,347
Short-term investments:
U.S. treasury securities	—	209,948	—	209,948
Agency securities	—	5,752	—	5,752
Certificates of deposit and time deposits	—	6,653	—	6,653
Corporate debt securities	—	87,948	—	87,948
Municipal securities	—	2,700	—	2,700
Current derivative assets:
Derivative assets - foreign exchange hedging	—	3,333	—	3,333
Derivative assets - capped call transactions	—	—	124,153	124,153
Non-current derivative assets:
Derivative assets - interest rate swaps	—	3,147	—	3,147
Other non-current assets:
Certificates of deposit and time deposits	—	2,600	—	2,600
Marketable equity securities	110,409	—	—	110,409
Non-marketable equity securities	—	—	11,750	11,750
Total assets measured at fair value	$131,375	$476,028	$135,903	$743,306

Liabilities measured at fair value
Current derivative liabilities:
Derivative liabilities - foreign exchange hedging	$—	$8,058	$—	$8,058
Derivative liabilities - interest rate swaps	—	3,380	—	3,380
Derivative liabilities - exchangeable feature of the Notes	—	—	760,689	760,689
Non-current derivative liabilities:
Derivative liabilities - foreign exchange hedging	—	669	—	669
Total liabilities measured at fair value	$—	$12,107	$760,689	$772,796

The following table presents the Group’s financial assets and liabilities as of June 30, 2020, by the level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(U.S. $ in thousands)
Description
Assets measured at fair value
Cash and cash equivalents:
Money market funds	$439,947	$—	$—	$439,947
U.S. treasury securities	—	5,599	—	5,599
Agency securities	—	8,749	—	8,749
Commercial paper	—	167,248	—	167,248
Corporate debt securities	—	27,365	—	27,365
Short-term investments:
U.S. treasury securities	—	296,118	—	296,118
Agency securities	—	24,586	—	24,586
Certificates of deposit and time deposits	—	12,052	—	12,052
Commercial paper	—	31,937	—	31,937
Corporate debt securities	—	308,651	—	308,651
Municipal securities	—	2,728	—	2,728
Current derivative assets:
Derivative assets - foreign exchange hedging	—	16,879	—	16,879
Derivative assets - capped call transactions	—	—	310,608	310,608
Other non-current assets:
Certificates of deposit and time deposits	—	3,347	—	3,347
Marketable equity securities	100,187	—	—	100,187
Non-marketable equity securities	—	—	3,750	3,750
Total assets measured at fair value	$540,134	$905,259	$314,358	$1,759,751

Liabilities measured at fair value
Current derivative liabilities:
Derivative liabilities - foreign exchange hedging	$—	$1,507	$—	$1,507
Derivative liabilities - exchangeable feature of exchangeable senior notes	—	—	1,283,089	1,283,089
Non-current derivative liabilities:
Derivative liabilities - foreign exchange hedging	—	2	—	2
Total liabilities measured at fair value	$—	$1,509	$1,283,089	$1,284,598
Due to the short-term nature of trade receivables, contract assets and trade and other payables, their carrying amount is assumed to approximate their fair value.

Determination of fair value
The following table sets forth a description of the valuation techniques and the inputs used in fair value measurement:

Type	Level	Valuation Technique	Inputs
Money market fund	Level 1	Quoted price in active market	N/A
Marketable equity securities	Level 1	Quoted price in active market	N/A
Marketable debt securities	Level 2	Quoted market price to the extent possible or alternative pricing sources and models utilizing market observable inputs	N/A
Non-marketable equity securities	Level 3	Publicly available financing round valuation	N/A
Non-marketable debt securities	Level 3	Discounted cash flow	Timing, probability, and amount of forecasted cash flows associated with liquidation of the securities
Foreign currency forward contracts	Level 2	Discounted cash flow	Foreign currency spot and forward rate Interest rate Credit quality of counterparties
Interest rate swaps	Level 2	Discounted cash flow	Forward and contract interest rates Credit quality of counterparties
Exchange feature of the Notes	Level 3	Black-Scholes option pricing models	Stock price Time to expiration of the options Stock price volatility Interest rate
Capped Call Derivatives	Level 3	Prior to December 31, 2020: Black-Scholes option pricing models	Stock price Time to expiration of the options Stock price volatility Interest rate
		On December 31, 2020 and after: Non-binding quoted price obtained from counterparty banks*	N/A
Exchangeable senior notes	Level 2	Quoted market price	N/A
*On December 31, 2020, the Group changed the valuation technique of capped call derivatives from income approach to market approach, which is a more meaningful indicator of fair value given the Group’s intention to settle the Notes and related capped call derivatives earlier than their contractual maturity.

Level 3 financial instruments disclosure
In April 2018, Atlassian Inc., a wholly-owned subsidiary of the Company, issued $1 billion in Notes and entered into related capped call transactions. Please refer to Note 16, “Debt” for details. Exchange and Capped Call Derivatives are classified as Level 3. The exchange feature of the Notes is valued using a Black-Scholes option pricing model. The Group used stock price volatility implied from its listed options with a shorter term for valuation of the exchange feature of the Notes, which makes this an unobservable input that is significant to the valuation.
The table below present stock price volatility sensitivity analysis of the fair value change assume a 10% higher volatility, holding other inputs constant:

Stock Price Volatility Sensitivity	Effect on Other non-operating expense, net
	2021	2020
	(U.S. $ in thousands)
Stock price volatility range as of fiscal year end	39.3%	39.2% - 42.8%
Fair value change of the exchange feature of the Notes	$(1,347)	$(21,973)
Fair value change of the Capped Call Derivatives	—	(15,393)
The following table presents the reconciliations of Level 3 financial instrument fair values:

	Capped Call	Embedded exchange feature of Notes	Non-marketable investments
	(U.S. $ in thousands)
Balance as of June 30, 2019	$214,597	$(851,126)	$3,000
Purchases	—	1	750
Gains (losses)
Recognized in other non-operating expense, net	96,011	(431,964)	—
Balance as of June 30, 2020	$310,608	$(1,283,089)	$3,750
Change in unrealized gains (losses) relating to assets and liabilities held as of June 30, 2020
Recognized in other non-operating expense, net	$96,011	$(431,964)	$—

Balance as of June 30, 2020	$310,608	$(1,283,089)	$3,750
Settlements or purchases	(203,093)	1,155,484	10,250
Gains (losses)
Recognized in other non-operating expense, net	16,638	(633,084)	(2,000)
Recognized in other comprehensive income (loss)	—	—	(250)
Balance as of June 30, 2021	$124,153	$(760,689)	$11,750
Change in unrealized gains (losses) relating to assets and liabilities held as of June 30, 2021
Recognized in other non-operating expense, net	$14,764	$(308,820)	$(2,000)
Recognized in other comprehensive income (loss)	—	—	(250)
There were no transfers between levels during fiscal years 2021 and 2020.

Investments
As of June 30, 2021, the Group’s investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
Debt Investments
Marketable debt securities:
U.S. treasury securities	$209,567	$407	$(26)	$209,948
Agency securities	5,750	2	—	5,752
Certificates of deposit and time deposits	9,253	—	—	9,253
Corporate debt securities	87,626	322	—	87,948
Municipal securities	2,700	—	—	2,700
Non-marketable debt securities	2,000	—	(2,000)	—
Total debt investments	$316,896	$731	$(2,026)	$315,601
Equity Investments
Marketable equity securities	$10,270	$100,139	$—	$110,409
Non-marketable equity securities	12,000	—	(250)	11,750
Total equity investments	$22,270	$100,139	$(250)	$122,159
Total investments	$339,166	$100,870	$(2,276)	$437,760
As of June 30, 2021, the Group had $313.0 million of investments which were classified as short-term investments on the Group’s consolidated statements of financial position. Additionally, the Group had marketable equity securities totaling $110.4 million, non-marketable equity securities totaling $11.8 million, and certificates of deposit and time deposits totaling $2.6 million which were classified as long-term and were included in other non-current assets on the Group’s consolidated statements of financial position.
In December 2020, the Group sold a marketable equity security following an assessment of investments. The fair values on the dates of sale were $38.1 million and the accumulated gains recognized in other comprehensive income were $28.1 million.
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
The effects of the Group’s investments on the consolidated financial statements were as follows (amounts presented are prior to any income tax effects):

	Fiscal Year Ended June 30,
	2021	2020	2019
	(U.S. $ in thousands)
Unrealized fair value movements on marketable debt investments recognized in other comprehensive income	$(4,779)	$5,750	$1,355
Gains recognized into profit or loss on sale of debt investments	65	697	15
Unrealized fair value movements on non-marketable debt securities recognized in other non-operating expense, net	(2,000)	—	—
Fair value movements on equity investments recognized in other comprehensive income	48,080	41,255	38,662
The table below summarizes the Group’s debt investments by remaining contractual maturity based on the effective maturity date:

	As of June 30,
	2021	2020
	(U.S. $ in thousands)
Recorded as follows:
Due in one year or less	$265,679	$443,324
Due after one year	49,922	236,095
Total investments	$315,601	$679,419

Derivative financial instruments
The Group has derivative instruments that are used for hedging activities as discussed below and derivative instruments relating to the Notes and the capped calls as discussed in Note 16, “Debt.”
The fair value of the hedging derivative instruments were as follows:

		As of June 30,
	Statement of Financial Position Location	2021	2020
		(U.S. $ in thousands)
Derivative assets - hedging
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Current derivative assets	$3,325	$14,195
Interest rate swaps	Other non-current assets	3,147	—
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Current derivative assets	8	2,684
Total derivative assets		$6,480	$16,879

Derivative liabilities - hedging
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Current derivative liabilities	$5,336	$1,164
Foreign exchange forward contracts	Other non-current liabilities	669	2
Interest rate swaps	Current derivative liabilities	3,380	—
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Current derivative liabilities	2,722	343
Total derivative liabilities		$12,107	$1,509
The following table sets forth the notional amounts of our hedging derivative instruments as of June 30, 2021 (U.S. $ in thousands):

	Notional Amounts of Derivative Instruments
	Notional Amount by Term to Maturity			Classification by Notional Amount
	Under 12 months	Over 12 months	Total	Cash Flow Hedge	Non Hedge	Total
Forward contracts:
AUD/USD forward contracts:
Notional amount	$623,321	$24,627	$647,948	$397,184	$250,764	$647,948
Average forward rate	0.7563	0.7718	0.7569	0.7563	0.7579	0.7569
EUR/USD forward contracts:
Notional amount	11,040	—	11,040	—	11,040	11,040
Average forward rate	1.2025	—	1.2025	—	1.2025	1.2025
Total	$634,361	$24,627	$658,988	$397,184	$261,804	$658,988

Interest rate swaps:
Notional amount	$—	$650,000	$650,000	$650,000	$—	$650,000
Average fixed rate		0.81%	0.81%	0.81%		0.81%

The following table sets forth the notional amounts of our hedging derivative instruments as of June 30, 2020 (U.S. $ in thousands):

	Notional Amounts of Derivative Instruments
	Notional Amount by Term to Maturity			Classification by Notional Amount
	Under 12 months	Over 12 months	Total	Cash Flow Hedge	Non Hedge	Total
AUD/USD forward contracts:
Notional amount	$393,705	$8,441	$402,146	$256,890	$145,256	$402,146
Average forward rate	0.6610	0.6844	0.6757	0.6536	0.6754	0.6757
EUR/USD forward contracts:
Notional amount	7,205	—	7,205	—	7,205	7,205
Average forward rate	1.1179	—	1.1179	—	1.1179	1.1179
Total	$400,910	$8,441	$409,351	$256,890	$152,461	$409,351
The effects of derivatives designated as hedging instruments on our consolidated financial statements were as follows (amounts presented are prior to any income tax effects):

	Fiscal Year Ended June 30,
	2021	2020	2019
	(U.S. $ in thousands)
Forward contracts:
Gross unrealized gains (losses) recognized in other comprehensive income (loss)	$19,302	$3,048	$(8,369)
Net gains (losses) reclassified from cash flow hedge reserve into profit or loss - effective portion	$35,077	$(13,663)	$(9,908)
Recognized in cost of revenues	1,326	(807)	(713)
Recognized in research and development	28,490	(9,647)	(6,935)
Recognized in marketing and sales	400	(273)	(194)
Recognized in general and administrative	4,861	(2,936)	(2,066)

Change in fair value used for measuring ineffectiveness:
Cash flow hedging instruments	$19,312	$2,889	$(8,345)
Hedged item - highly probable forecast purchases	19,302	3,048	(8,369)
Gains (losses) recognized into general and administrative - ineffective portion	10	(159)	24

Interest rate swaps:
Gross unrealized loss recognized in other comprehensive income (loss)	$(233)	$—	$—

6. Other Non-Operating Expense, Net
Other non-operating expense, net consisted of the following:

	Fiscal Year Ended June 30,
	2021	2020	2019
	(U.S. $ in thousands)
Net loss on exchange derivative and capped calls	$(616,446)	$(335,953)	$(533,908)
Foreign currency exchange gain (loss), net	4,054	910	(702)
Contributions to Atlassian Foundation	(7,809)	(5,282)	(3,629)
Other income (expense)	(558)	1,839	2,786
Other non-operating expense, net	$(620,759)	$(338,486)	$(535,453)

7. Expenses
Loss before income tax expense included the following expenses:

	Fiscal Year Ended June 30,
	2021	2020	2019
	(U.S. $ in thousands)
Depreciation:
Equipment	$2,150	$2,077	$1,336
Computer hardware and software	1,897	1,096	1,476
Furniture and fittings	3,442	3,000	2,031
Leasehold improvements	16,053	13,563	8,604
Total depreciation	23,542	19,736	13,447
Amortization:
Patents and trademarks	1,124	5,377	7,796
Customer relationships	8,939	8,086	21,015
Acquired developed technology	21,691	29,072	27,990
Total amortization	31,754	42,535	56,801
Total depreciation and amortization	$55,296	$62,271	$70,248
Employee benefits expense:
Salaries and wages	637,143	$467,718	$350,450
Variable compensation	106,835	82,851	63,057
Payroll taxes	68,543	53,189	42,020
Share-based payment expense	385,732	313,395	257,762
Defined contribution plan expense	39,116	29,783	22,566
Contractor expense	26,589	35,343	27,263
Other	83,350	63,362	53,654
Total employee benefits expense	$1,347,308	$1,045,641	$816,772
Impairment:
Right of use assets	3,759	—	—
Property and equipment	3,676	—	—
Total impairment	$7,435	$—	$—
The impairment charge is related to our leased office space. During fiscal year 2021, the Group made the decision to early terminate one of our office leases. The recoverable amount of the related lease assets including right-of-use assets and leasehold improvement was determined to be zero. The impairment charge has been classified within the statement of operations as follows:

Fiscal Year Ended June 30, 2021
(U.S. $ in thousands)
Cost of revenues	$1,710
Research and development	3,217
Marketing and sales	195
General and administrative	2,313

8. Income Tax
The major components of income tax expense for the fiscal years ended 2021, 2020 and 2019 are as follows:

	Fiscal Year Ended June 30,
	2021	2020	2019
	(U.S. $ in thousands)
Current income tax:
Current income tax charge	$(74,126)	$(25,715)	$(15,788)
Adjustments in respect of current income tax of previous years	702	1,276	(361)
Deferred tax:
Benefit relating to origination and reversal of temporary differences	11,422	18,702	30,417
Adjustments in respect of temporary differences of previous years	351	1,292	(46,333)
Income tax expense	$(61,651)	$(4,445)	$(32,065)

A reconciliation between income tax expense and the product of accounting loss multiplied by the U.K.'s domestic tax rate for the fiscal years ended 2021, 2020 and 2019, is as follows:

	Fiscal Year Ended June 30,
	2021	2020	2019
	(U.S. $ in thousands)
Loss before income tax expense	$(634,664)	$(346,209)	$(605,556)
At the United Kingdom's statutory income tax rate of 19% in fiscal years 2021, 2020 and 2019	120,586	65,688	115,031
Tax effect of amounts that are not taxable (deductible) in calculating taxable income:
Research and development incentive	7,693	6,816	660
Non-deductible charges relating to exchangeable senior notes	(149,265)	(80,262)	(104,445)
Share-based payment	(14,674)	(10,619)	(3,729)
Foreign tax credits not utilized	(166)	(93)	—
Foreign tax paid	15,797	4,765	—
Foreign tax rate differential	(9,008)	1,416	1,685
Adjustment to unrecognized deferred tax balance	(37,062)	8,835	6,337
Other items, net	3,395	(3,559)	(910)
	(62,704)	(7,013)	14,629
Adjustments in respect to current income tax of previous years	702	1,276	(361)
Adjustments in respect to deferred income tax of previous years	351	1,292	(46,333)
Income tax expense	$(61,651)	$(4,445)	$(32,065)

In March 2021, the UK announced an increase in the main corporate tax rate from 19% to 25%, effective for financial years beginning after April 1, 2023. Due to the magnitude of UK operations, this change is not expected to have a material impact to the Company.

Details of deferred taxes, recognized and unrecognized:

	As of June 30,
	2021	2020
	(U.S. $ in thousands)
Depreciation for tax purposes	$275	$500
Provisions, accruals and prepayments	(1,427)	152
Deferred revenue	(948)	697
Unrealized foreign currency exchange losses (gains)	9	(1,414)
Unrealized investment gains	(23,150)	(26,133)
Carried forward tax losses	7,610	5,893
Carried forward tax credits—credited to profit and loss	9,129	3,571
Intangible assets	15,555	17,538
Tax benefit from share plans—income	1,143	1,012
Tax benefit from share plans—equity	733	1,230
Other, net	620	1,001
Deferred tax assets, net	$9,549	$4,047
Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	$36,174	$35,351
Deferred tax liabilities	(26,625)	(31,304)
Deferred tax assets, net	$9,549	$4,047
Items for which no deferred tax asset has been recognized:
Depreciation and amortization for tax purposes	$9,747	$7,197
Provisions, accruals and prepayments	45,711	19,561
Deferred revenue	86,722	45,874
Unrealized foreign currency exchange gains	3,569	92
Unused tax losses	814,106	616,667
Intangible assets	1,682,610	1,818,086
Tax benefit from share plans- income	69,113	54,066
Tax benefit from share plans- equity	74,631	89,151
Capital loss	—	1,291
Carried forward tax credits- credited to profit and loss	100,251	70,259
Unrealized loss on investments	1,541	—
Other, net	28,063	10,787
	$2,916,064	$2,733,031

Details of deferred tax benefits and expenses:

	Fiscal Year Ended June 30,
	2021	2020	2019
	(U.S. $ in thousands)
Depreciation for tax purposes	$(215)	$465	$(2,564)
Provisions, accruals and prepayments	(1,843)	240	(7,164)
Deferred revenue	(1,198)	3,775	(23,932)
Unrealized foreign currency exchange losses (gains)	1,422	(986)	(101)
Unrealized investment losses (gains)	5,269	421	(405)
Carried forward tax losses (gains)	1,970	3,430	(409)
Carried forward tax credits—credited to profit and loss	5,555	1,055	(3,005)
Intangible assets	44	9,445	13,095
Tax benefit from share plans—income	162	459	331
Tax benefit (expense) from share plans—equity	(704)	(91)	300
Deferred foreign taxes	—	—	10,605
Other, net	1,311	1,781	(2,667)
Deferred tax benefit (expense)	$11,773	$19,994	$(15,916)
Reconciliation of net deferred tax assets:

	2021	2020
	(U.S. $ in thousands)
Balance at the beginning of	$4,047	$3,212
Deferred tax expense for the year	11,773	19,994
Debited to equity	(6,147)	(17,867)
Impact from business combinations	(97)	(1,401)
Currency revaluation impact	(27)	109
Balance at the end of	$9,549	$4,047

The assessment of the realizability of the Australian and U.S. deferred tax assets is based on all available positive and negative evidence. Such evidence includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, and the carry-forward periods available for the utilization of deferred tax assets. The assessment of the recoverability of Australian and U.S. deferred tax assets will not change until there is sufficient evidence to support their realizability. The Group will continue to assess and record any necessary changes to align its deferred tax assets to their realizable value.
The Group does not have any material deferred tax liabilities associated with investments in its subsidiaries.
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

	2021	2020
	(U.S. $ in thousands)
Amounts recognized directly in equity:
Net deferred tax—debited directly to equity	$(6,147)	$(17,867)

The Group has the following losses and credits available for offsetting future profit and taxes:

	Expiration	Amount carried forward	Amount recognized as of June 30, 2021
		(U.S. $ in thousands)
U.S. net operating loss (Pre - 2017 Tax Reform)	June 30, 2031 - December 30, 2038	$137,123	$266
U.S. net operating loss (Post - 2017 Tax Reform)	None	3,433,815	6,659
State net operating loss- various states	June 30, 2024 - June 30, 2040	1,090,281	600
U.K. net operating loss	None	4,338	—
U.S. research and development credits	June 30, 2030 - June 30, 2040	70,589	651
State research and development credits- California	None	37,299	257
State research and development credits- Texas	June 30, 2036 - June 30, 2040	4,720	4,720
Australia capital loss	None	4,637	—
State enterprise zone credits	June 30, 2020 - June 30, 2024	260	2
India alternative minimum tax credits	March 30, 2036	3,498	3,498
Poland research and development credits	June 30,2026	728	—

9. Trade Receivables
The Group’s trade receivables consisted of the following:

	As of June 30,
	2021	2020
	(U.S. $ in thousands)
Gross trade receivables	$173,849	$113,175
Expected credit loss allowance	(376)	(1,156)
Total trade receivables	$173,473	$112,019
As of June 30, 2021, no customer represented more than 10% of the total trade receivables balance. As of June 30, 2020, one customer represented 11% of the total trade receivables balance.
Expected Credit Loss Allowance
The movements in the ECL allowance were as follows:

(U.S. $ in thousands)
As of June 30, 2019	$519
Change in estimate	637
As of June 30, 2020	$1,156
Change in estimate	(780)
As of June 30, 2021	$376

The following table sets forth the information about the credit risk exposure on the Group's trade receivables using a provision matrix:

		Past due days
	Current	< 90 days	> 90 days	Total
	(U.S. $ in thousands except ECL rate)
As of June 30, 2021
ECL rate	0.0%	0.3%	20.9%
Trade receivables carrying amount	$157,804	$14,468	$1,577	$173,849
ECL allowance	6	41	329	376

As of June 30, 2020
ECL rate	0.5%	4.1%	52.9%
Trade receivables carrying amount	$105,585	$6,858	$732	$113,175
ECL allowance	489	280	387	1,156
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

10. Property and Equipment
Property and equipment, net consisted of the following:

	Equipment	Computer Hardware and Software	Furniture and Fittings	Leasehold Improvements and Other	Construction in progress*	Total
	(U.S. $ in thousands)
As of June 30, 2020
Opening cost balance	$7,857	$10,548	$14,606	$90,038	$—	$123,049
Additions	1,967	1,825	5,190	17,608	10,985	37,575
Disposals	(118)	(289)	(105)	(1,116)	—	(1,628)
Adjustment due to IFRS 16 adoption	—	—	—	(2,767)	—	(2,767)
Effect of change in exchange rates	(54)	(19)	(4)	(663)	276	(464)
Closing cost balance	9,652	12,065	19,687	103,100	11,261	155,765

Opening accumulated depreciation	(3,658)	(7,808)	(5,428)	(24,696)	—	(41,590)
Depreciation expense	(2,077)	(1,096)	(3,000)	(13,563)	—	(19,736)
Effect of change in exchange rates	13	4	1	122	—	140
Disposals	104	289	39	1,116	—	1,548
Adjustment due to IFRS 16 adoption	—	—	—	1,521	—	1,521
Closing accumulated depreciation	(5,618)	(8,611)	(8,388)	(35,500)	—	(58,117)
Net book balance	$4,034	$3,454	$11,299	$67,600	$11,261	$97,648

As of June 30, 2021
Opening cost balance	$9,652	$12,065	$19,687	$103,100	$11,261	$155,765
Additions	1,077	170	2,051	4,807	21,872	29,977
Transfer to assets held for sale	—	—	—	—	(35,123)	(35,123)
Disposals	(311)	(2,694)	(643)	(1,266)	—	(4,914)
Effect of change in exchange rates	12	(4)	93	355	1,990	2,446
Closing cost balance	10,430	9,537	21,188	106,996	$—	148,151

Opening accumulated depreciation	(5,618)	(8,611)	(8,388)	(35,500)	—	(58,117)
Depreciation expense	(2,150)	(1,897)	(3,442)	(16,053)	—	(23,542)
Impairment	—	—	—	(3,676)	—	(3,676)
Effect of change in exchange rates	(7)	4	(31)	(99)	—	(133)
Disposals	230	1,442	602	1,264	—	3,538
Closing accumulated depreciation and impairment	(7,545)	(9,062)	(11,259)	(54,064)	—	(81,930)

Net book balance	$2,885	$475	$9,929	$52,932	$—	$66,221
*Construction in progress is related to the construction project associated with our new headquarters building in Sydney, Australia. As of June 30, 2021, construction in progress has been transferred to assets held for sale. Please refer to Note 14, “Other Balance Sheet Accounts” for details.
11. Goodwill and Intangible Assets
Goodwill

Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather tested for impairment at least annually during the fourth quarter, or when indicators of impairment exist.
Goodwill consisted of the following:

		Goodwill
	Note	(U.S. $ in thousands)
Balance as of June 30, 2019		$608,907
Additions	13	36,261
Effect of change in exchange rates		(28)
Balance as of June 30, 2020		$645,140
Additions	13	80,649
Effect of change in exchange rates		(31)
Balance as of June 30, 2021		$725,758
Additions to goodwill during fiscal year 2021 were as a result of the acquisitions completed during the fiscal year including, primarily Mindville AB (“Mindville”) and Chart.IO, Inc. (“Chartio”). Additions to goodwill during fiscal year 2020 were as a result of the acquisitions of Code Barrel Pty Ltd (“Code Barrel”), Halp, Inc. (“Halp”) and net working capital adjustments related to the acquisition of AgileCraft LLC (“AgileCraft”). See Note 13, “Business combinations” for additional information regarding acquisitions.

Intangible assets
Intangible assets consisted of the following:

	Patents, Trademarks and Other Rights	Acquired Developed Technology	Customer Relationships	Total
	(U.S. $ in thousands)
As of June 30, 2020
Opening cost balance	$27,295	$197,093	$125,852	$350,240
Additions	500	18,100	2,650	21,250
Disposals	—	(449)	—	(449)
Closing cost balance	27,795	214,744	128,502	371,041

Opening accumulated amortization	(17,828)	(118,523)	(62,914)	(199,265)
Amortization charge	(5,377)	(29,072)	(8,086)	(42,535)
Disposals	—	449	—	449
Closing accumulated amortization	(23,205)	(147,146)	(71,000)	(241,351)
Net book balance	$4,590	$67,598	$57,502	$129,690

As of June 30, 2021
Opening cost balance	$27,795	$214,744	$128,502	$371,041
Additions	1,800	23,005	1,849	26,654
Disposals	(220)	(6,900)	(310)	(7,430)
Closing cost balance	29,375	230,849	130,041	390,265

Opening accumulated amortization	(23,205)	(147,146)	(71,000)	(241,351)
Amortization charge	(1,124)	(21,691)	(8,939)	(31,754)
Disposals	220	6,900	310	7,430
Closing accumulated amortization	(24,109)	(161,937)	(79,629)	(265,675)
Net book balance	$5,266	$68,912	$50,412	$124,590
As of June 30, 2021, no development costs have qualified for capitalization, and all development costs have been expensed as incurred.
As of June 30, 2021, the remaining amortization period for patents, trademarks and other rights ranged from one year to ten years. The remaining amortization period for acquired developed technology ranged from approximately one year to five years. The remaining amortization period for customer relationships ranged from one year to seven years.
12. Leases
The Group leases various offices in locations including, Sydney, Australia; the San Francisco Bay Area, California, New York, New York, Austin, Texas, and Boston, Massachusetts, in the United States; Amsterdam, the Netherlands; Manila, the Philippines; Bengaluru, India; Yokohama, Japan; Stockholm, Sweden; and Gdansk, Poland under leases expiring within one to eight years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.
The following table sets forth the carrying amounts of our right-of-use assets and lease obligations and the movements during the fiscal years ended June 30, 2021 and 2020:

	Fiscal Year Ended June 30,
	2021	2020
	(U.S. $ in thousands)
Right-of-use assets
Balance at the beginning of period	$217,683	$241,421
Additions	28,939	14,270
Disposals	(256)	(2,388)
Depreciation expense	(37,552)	(35,127)
Effect of change in exchange rates	245	(493)
Impairment of right-of-use asset	(3,759)	—
Balance at the end of period	$205,300	$217,683

Lease obligations
Balance at the beginning of period	$264,568	$285,973
Additions	27,042	13,213
Disposals	(270)	(2,388)
Interest expense	7,019	7,702
Payments	(44,874)	(38,125)
Effect of change in exchange rates	3,064	(1,807)
Balance at the end of period	$256,549	$264,568

Lease obligations, current	$42,446	$34,743
Lease obligations, non-current	214,103	229,825
Total lease obligations, as the end of period	$256,549	$264,568
The following table presents supplemental information about our leases:

	Fiscal Year Ended June 30,
	2021	2020

Short-term leases and low value leases expense:
Short-term leases expense	$336	$2,021
Low value leases expense	$1,436	$336

Cash outflows:
Principal portion of the lease obligations	$37,855	$30,423
Interest portion of the lease obligations	7,019	7,702
Short-term leases and low value leases	2,999	4,405
Total cash outflows	$47,873	$42,530
As of June 30, 2021, we have entered a lease with future lease payments of $88.9 million that has not yet commenced and is not yet recorded on our consolidated statements of financial position. This lease will commence in fiscal year 2022 with a non-cancelable lease term of 12 years.

13. Business combinations
Fiscal year 2021
Mindville
On July 24, 2020, we acquired 100% of the outstanding equity of Mindville, an asset and configuration management company based in Sweden. Total purchase price consideration for Mindville was approximately $36.4 million in cash. In addition, the Company granted $12.0 million worth of restricted shares of the Company to key employees of Mindville, which are subject to future vesting provisions based on service conditions and accounted for as share based compensation. For details of restricted shares, please refer to Note 22, “Share-based Payments.”
With the acquisition of Mindville, Atlassian brings critical configuration management database capabilities to Jira Service Management to better meet the needs of its IT customers. We have included the financial results of Mindville in our consolidated financial statements from the date of acquisition, which have not been material. Pro forma results of operations have not been presented for the twelve months ended June 30, 2021 because the effect of the acquisition was not material to the financial statements.
The following table summarizes the preliminary estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
(U.S. $ in thousands)
Cash and cash equivalents	$1,235
Tax receivables, current	166
Prepaid expenses and other current assets	668
Property and equipment, net	52
Right-of-use assets, net	403
Intangible assets	9,600
Goodwill	30,039
Trade and other payables	(492)
Tax liabilities	(23)
Provisions, current	(135)
Deferred revenue	(1,300)
Lease obligations, current	(268)
Deferred tax liabilities	(2,694)
Lease obligations, non-current	(136)
Other non-current liabilities	(669)
Net assets acquired	$36,446
The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities. The goodwill balance is deductible in the U.S. and not deductible in Sweden for income tax purposes. The fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets were based on management’s estimates and assumptions. The fair value of acquired receivables approximates the gross contractual amounts receivable. The deferred tax liabilities were primarily a result of the difference in the book basis and tax basis related to the identifiable intangible assets. Transaction costs of $1.1 million were expensed as incurred, which was included in general and administrative expenses.
The following table sets forth the components of identifiable intangible assets acquired and their estimated useful lives as of the date of acquisition:

	Fair Value	Useful Life
	(U.S. $ in thousands)	(years)
Developed technology	$8,200	5
Customer relationships	1,400	5
Total intangible assets subject to amortization	$9,600
The amount recorded for developed technology represents the estimated fair value of Mindville’s asset and configuration management solution. The amount recorded for customer relationships represents the fair value of the underlying relationships with Mindville’s customers.
Chartio
On February 26, 2021, we acquired 100% of the outstanding equity of Chart.io, Inc. (“Chartio”), a data analytics and visualization tool that allows users to create dashboards and charts using their various data sources. Total purchase price consideration for Chartio was approximately $45.6 million, consisting of $45.0 million in cash and $0.6 million in equity. In addition, the Company granted $4.5 million worth of restricted shares of the Company to key employees of Chartio, which are subject to future vesting provisions based on service conditions and accounted for as share based compensation.
The acquisition of Chartio brings an analytics and data visualization solution to Atlassian’s products, including Jira Software, Jira Align and Jira Service Management. We have included the financial results of Chartio in our consolidated financial statements from the date of acquisition. Pro forma results of operations have not been presented for the twelve months ended June 30, 2021 because the effect of the acquisition was not material to the financial statements.
The following table summarizes the preliminary estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
(U.S. $ in thousands)
Cash and cash equivalents	$1,035
Accounts receivable	266
Prepaid and other assets	40
Deferred tax assets	3,095
Developed technology	12,400
Goodwill	33,218
Deferred revenue	(682)
Trade and other payables	(676)
Deferred tax liabilities	(3,128)
Net assets acquired	$45,568
The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities. The goodwill balance is not deductible in the U.S. for income tax purposes. The fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets were based on management’s estimates and assumptions. The fair value of acquired receivables approximates the gross contractual amounts receivable. The deferred tax liabilities were primarily a result of the difference in the book basis and tax basis related to the identifiable intangible assets. The amount recorded for developed technology represents the estimated fair value of Chartio’s data visualization technology and is amortized over six years.
Other fiscal year 2021 business combinations
On October 27, 2020, we acquired 100% of the outstanding equity of a privately held company in Poland that primarily provided outsourced software development and support services to Atlassian for a cash consideration of approximately $10.6 million. The purchase price was allocated to net liabilities of $0.7 million and goodwill of $11.3 million. The goodwill balance is primarily attributed to the assembled workforce and is deductible in the U.S. and not deductible in Poland for income tax purposes.

On April 12, 2021, we acquired 100% of the outstanding equity of a privately held company in Australia which sells a no-code/low-code form builder for Jira for a cash consideration of approximately $9.2 million. The purchase price was allocated to net assets of $0.3 million, developed technology of $2.4 million, customer relationship of $0.5 million and goodwill of $6.0 million. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities. The goodwill balance is deductible in the U.S. and not deductible in Australia for income tax purposes.
Our purchase price allocations are preliminary and subject to revision as additional information existing as of the respective acquisition dates but unknown to us may become available within the respective measurement periods (up to one year from the respective acquisition dates). The primary areas of the purchase price allocation that are not yet finalized are fair value of contingencies.
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
Code Barrel is the creator of ‘Automation for Jira,’ a tool for easily automating several aspects of Jira. The acquisition of Code Barrel enhances Jira by helping customers automate more of the time-consuming and error-prone tasks in Jira. We have included the financial results of Code Barrel in our consolidated financial statements from the date of acquisition, which have not been material. Pro forma results of operations have not been presented for the twelve months ended June 30, 2021 because the effect of the acquisition was not material to the financial statements.
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
The amount recorded for developed technology represents the estimated fair value of Code Barrel’s workflow automation technology. The amount recorded for customer relationships represents the fair value of the underlying relationships with Code Barrel’s customers. The amount recorded for trade name represents the fair value of Code Barrel’s brand recognition as of acquisition date. The purchase price allocation was finalized in fiscal year 2021 without further adjustment.
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
We acquired Halp to provide customers a standalone solution that allows them to turn their internal messaging tool into a help desk. For customers using Jira Service Management or similar service management tools, Halp integrates their messaging tool seamlessly with their established workflows. We have included the financial results of Halp in our consolidated financial statements from the date of acquisition, which have not been material to date. Pro forma results of operations have not been presented for the twelve months ended June 30, 2020 because the effect of the acquisition was not material to the financial statements.

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
The amount recorded for developed technology represents the estimated fair value of Halp’s message-based help desk ticketing technology. The amount recorded for customer relationships represents the fair value of the underlying relationships with Halp’s customers. The amount recorded for trade name represents the fair value of Halp’s brand recognition as of the acquisition date. The purchase price allocation was finalized in fiscal year 2021 without further adjustment.

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

14. Other Balance Sheet Accounts
Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	As of June 30,
	2021	2020
	(U.S. $ in thousands)
Cash and bank deposits	$739,042	$823,985
Amounts due from third-party credit card processors	5,272	7,076
Commercial paper	149,347	167,248
Money market funds	20,966	439,947
Agency securities	4,600	8,749
U.S. treasury securities	—	5,599
Corporate debt securities	—	27,365
Total cash and cash equivalents	$919,227	$1,479,969
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
Prepaid expenses and other current assets
Prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2021	2020
	(U.S. $ in thousands)
Prepaid expenses	$36,866	$31,527
Accrued interest income on short-term investments	1,411	3,329
Other receivables	6,149	11,305
Other current assets	3,896	569
Total prepaid expenses and other current assets	$48,322	$46,730
Assets held for sale

During the fourth quarter of the fiscal year ended June 30, 2021, the Group committed to a plan to sell our subsidiary, Vertical First Trust, which was established for the construction project associated with our new headquarters building in Sydney, Australia. In July 2021, the Group entered into term sheet with a buyer to effect the sale. The term sheet provides a framework for the buyer to invest in and develop the Group’s headquarters building. The Group will retain a long-term equity interest in the building. The sale is expected to be completed within the next 12 months. The assets were presented as held for sale in the consolidated statement of financial position and measured at the lower of carrying value or fair value less cost to sell.

The major assets classified as held for sale at June 30, 2021 were as follows:

As of June 30, 2021
(U.S. $ in thousands)
Cash and cash equivalents	$9,317
Property and equipment, net	34,092
Other non-current assets
Other non-current assets consisted of the following:

	As of June 30,
	2021	2020
	(U.S. $ in thousands)
Marketable equity securities	$110,409	$100,187
Non-marketable equity securities	11,750	3,750
Security deposits	4,267	4,873
Restricted cash	11,795	9,174
Other	21,574	6,790
Total other non-current assets	$159,795	$124,774
As of June 30, 2021 and 2020, the Group had certificates of deposit and time deposits totaling $2.6 million and $3.3 million, respectively, which were classified as long-term and were included in security deposits. The Group’s restricted cash was primarily used for commitments of standby letters of credit related to facility leases and was not available for the Group’s use in its operations.

Trade and other payables
Trade and other payables consisted of the following:

	As of June 30,
	2021	2020
	(U.S. $ in thousands)
Trade payables	$40,366	$30,738
Accrued expenses	101,940	76,358
Accrued compensation and employee benefits	91,894	72,627
Sales and indirect taxes	10,152	9,009
Customer deposits	8,832	7,897
Other payables	13,313	5,941
Total trade and other payables	$266,497	$202,570
Current provisions
Current provisions consisted of the following:

	As of June 30,
	2021	2020
	(U.S. $ in thousands)
Employee benefits	$24,690	$14,291
Dilapidation provision	458	—
Total current provisions	$25,148	$14,291
Current provisions for employee benefits include accrued annual leave, long service leave and retention benefits. Long service leave covers all unconditional entitlements where employees have completed the required period of service and those where employees are entitled to pro rata payments.
The dilapidation provision relates to certain lease arrangements for office space entered into by the Group. These lease arrangements require the Group to restore each premises to its original condition upon lease termination. Accordingly, the Group records a provision for the present value of the estimated future costs to retire lease related assets at the expiration of these leases.
Non-current provisions
Non-current provisions consisted of the following:

	As of June 30,
	2021	2020
	(U.S. $ in thousands)
Employee benefits	$7,255	$6,036
Dilapidation provision	5,180	3,457
Total non-current provisions	$12,435	$9,493
The non-current provision for employee benefits includes long service leave and retention benefits as described above. The dilapidation provision relates to certain lease arrangements for office space entered into by the Group as described above.

15. Revenue
Deferred revenues
We record deferred revenues when cash payments are received or due in advance of our performance, including amounts which are refundable. The changes in the balances of deferred revenue are as follows:

	Fiscal Year Ended June 30,
	2021	2020

Deferred revenue, beginning of period	$601,005	$468,820
Additions	2,385,722	1,746,358
Subscription revenue	(1,324,064)	(931,455)
Maintenance revenue	(522,971)	(469,350)
Perpetual license revenue	(84,806)	(95,162)
Other revenue	(157,291)	(118,206)
Deferred revenue, end of period	$897,595	$601,005
The additions in the deferred revenue balance are primarily cash payments received or due in advance of satisfying our performance obligations.
For the fiscal years ended June 30, 2021 and 2020, approximately 27% of revenue recognized was from the deferred revenue balances at the beginning of each fiscal year.
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
As of June 30, 2021, approximately $928.0 million of revenue is expected to be recognized from transaction price allocated to remaining performance obligations. We expect to recognize revenue on approximately 89% of these remaining performance obligations over the next 12 months with the balance recognized thereafter.

Disaggregated revenue
Marketplace apps revenue totaled approximately $140.3 million, $103.5 million and $77.4 million for the fiscal years ended 2021, 2020, and 2019, respectively, which is included in other revenue.
The Group’s revenues by geographic region based on end-users who purchased our products or services are as follows:

	Fiscal Year Ended June 30,
	2021	2020	2019
	(U.S. $ in thousands)
Americas:
United States	$901,389	$700,893	$528,804
Other Americas	127,092	101,606	75,155
Total Americas	$1,028,481	$802,499	$603,959

EMEA:
United Kingdom	$139,411	$110,887	$86,027
Other EMEA	687,034	522,848	388,685
Total EMEA	$826,445	$633,735	$474,712

Asia Pacific	$234,206	$177,939	$131,456

Total revenues	$2,089,132	$1,614,173	$1,210,127
No one customer has accounted for more than 10% of revenue for the fiscal years ended 2021, 2020, and 2019.
16. Debt
Exchangeable Senior Notes
2023 Exchangeable Senior Notes
In 2018, Atlassian, Inc. a wholly owned subsidiary of the Company, issued $1 billion in aggregate principal amount of Notes due on May 1, 2023. The Notes are senior, unsecured obligations of the Company, and are scheduled to mature on May 1, 2023, unless earlier exchanged, redeemed or repurchased. The Notes bear interest at a rate of 0.625% per year payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2018. The net proceeds from the offering of the Notes were approximately $990.0 million, after deducting issuance cost.
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
The exchange feature of the Notes requires bifurcation from the Notes and is accounted for as a derivative liability. The fair value of the Notes’ embedded exchange derivative at the time of issuance was $177.9 million and was recorded as original debt discount for purposes of accounting for the debt component of the Notes. This discount is amortized as interest expense using the effective interest method over the term of the Notes. The Notes embedded exchange derivative is carried on the consolidated statements of financial position at its estimated fair value and is adjusted at the end of each reporting period, with unrealized gain or loss reflected in the consolidated statements of operations. The fair value of the exchange feature derivative liability was $760.7 million and $1,283.1 million as of June 30, 2021 and 2020, respectively.
In connection with the issuance of the Notes, the Company entered into privately negotiated capped call transactions with certain financial institutions. The aggregate cost of the capped calls was $87.7 million. The capped call transactions expire in May 2023 and must be settled in cash. The capped call can be exercised on each exchange date that the related Notes are submitted for exchange. The capped call transactions are expected to generally offset cash payments due, limited by a capped price per share. The initial cap price of the capped call transactions is $114.42 per share and is subject to certain adjustments under the terms of the capped call transactions. The capped call transactions are accounted for as derivative assets and are carried on the consolidated statements of financial position at their estimated fair value. The capped calls are adjusted to fair value each reporting period, with unrealized gain or loss reflected in the consolidated statements of operations. The fair value of capped call assets was $124.2 million and $310.6 million as of June 30, 2021 and 2020, respectively.
The current or non-current classification of the embedded exchange derivative liability and the capped calls asset corresponds with the classification of the Notes on the consolidated statements of financial position. The classification is evaluated at each balance sheet date, and may change from time to time depending on whether the exchange conditions are met. As of June 30, 2021, the closing price exchange condition has been met and the Notes, exchange derivative liability and the capped call assets are classified as current. Please refer to Note 5, “Financial Assets and Liabilities” for details on the valuation of exchange feature derivative liability and capped call assets.
During fiscal year 2021, we repurchased $643.2 million principal amount of the Notes in privately-negotiated transactions for aggregate consideration of $1,790.4 million in cash. In addition, we settled $4.7 million principal amount of the Notes through early exchange requests for aggregate consideration of $12.8 million during fiscal year 2021. We unwound the corresponding portion of our capped calls for net proceeds of $203.1 million. The settlement of the Notes during fiscal year 2020 was immaterial. As of June 30, 2021, we have received additional exchange requests for $13.7 million principal amount of the Notes that have not been settled yet.
The Notes are Level 2 instruments, and the estimated fair value of the Notes was $1,151 million and $2,234 million as of June 30, 2021 and 2020, respectively.

The principal amount, unamortized debt discount, unamortized issuance costs and net carrying amount of the liability component of the Notes as of June 30, 2021 and 2020 were as follows:

	As of June 30,
	2021	2020
	(U.S. $ in thousands)
Principal amount	$352,171	$999,999
Unamortized debt discount	(3,224)	(105,963)
Unamortized issuance cost	(148)	(4,853)
Net liability	$348,799	$889,183
The effective interest rate, contractual interest expense and amortization of debt discount for the Notes for the fiscal year ended June 30, 2021 and 2020 were as follows:

	Fiscal Year Ended June 30,
	2021	2020
	(U.S. $ in thousands)
Effective interest rate	4.83%	4.83%
Contractual interest expense	$4,859	$6,250
Amortization of debt discount	$102,673	$34,048
Amortization of issuance cost	$4,703	$1,560
Credit Facility
In October 2020, Atlassian, Inc. entered into a $1 billion senior unsecured delayed-draw term loan facility and a $500 million senior unsecured revolving credit facility. The Group will use the net proceeds of the Credit Facility for general corporate purposes, including repayment of existing indebtedness. The Credit Facility matures in October 2025 and bears interest, at the Group’s option, at a base rate plus a margin up to 0.50% or LIBOR rate plus a spread of 0.875% to 1.50%, in each case with such margin being determined by the Group’s consolidated leverage ratio. The Group may draw from the Term Loan Facility up to five times within a 12-month period from the closing of the Term Loan Facility. The Revolving Credit Facility may be borrowed, repaid, and re-borrowed until its maturity, and the Group has the option to request an increase of $250 million in certain circumstances. The Credit Facility may be repaid at the Group’s option without penalty.
The Group incurred debt issuance costs of $4.4 million in connection with entering into the Credit Facility. The debt issuance costs were amortized over the terms of the term loan and revolving credit facility. As of June 30, 2021, no amounts have been drawn under the Credit Facility. The Company is also obligated to pay a ticking fee and a commitment fee on the undrawn amounts of the Term Loan Facility and Revolving Credit Facility, respectively, at an annual rate ranging from 0.075% to 0.20%, determined by the Group’s consolidated leverage ratio.
The Credit Facility requires compliance with various financial and non-financial covenants, including affirmative and negative covenants. Financial covenant includes a maximum consolidated leverage ratio of 3.5x provided that such ratio increases to 4.5x during the period of four fiscal quarters immediately following a material acquisition. As of June 30, 2021, the Group was in compliance with all related covenants.

Reconciliation of assets and liabilities arising from financing activities:

	Capped call assets	Exchangeable Notes, net	Embedded exchange feature of Notes	Credit Facility	Accrued interest
	(U.S. $ in thousands)
Balance as of June 30, 2019	$(214,597)	$853,576	$851,126	$—	$1,042
Cash flows	—	(1)	(1)	—	(6,250)
Amortization of debt discount and issuance cost	—	35,608	—	—	—
Fair value changes	(96,011)	—	431,964	—	—
Accrual of interest	—	—	—	—	6,250
Balance as of June 30, 2020	$(310,608)	$889,183	$1,283,089	$—	$1,042
Cash flows	203,093	(647,760)	(1,155,484)	(4,445)	(6,498)
Amortization of debt discount and issuance cost	—	107,376	—	2,172	—
Fair value changes	(16,638)	—	633,084	—	—
Accrual of interest	—	—	—	—	6,010
Balance as of June 30, 2021	$(124,153)	$348,799	$760,689	$(2,273)	$554

17. Shareholders’ Equity
Share capital

	As of June 30,		As of June 30,
	2021	2020	2021	2020
	(number of shares)		(U.S. $ in thousands)
Details
Class A ordinary shares	137,037,518	127,685,599	$13,703	$12,768
Class B ordinary shares	114,609,645	119,761,681	11,461	11,976
	251,647,163	247,447,280	$25,164	$24,744
Movements in Class A ordinary share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of June 30, 2019	117,273,566	$11,727
Conversion of Class B ordinary shares	4,960,878	496
Exercise of share options	761,945	76
Issuance for settlement of RSUs	4,048,319	405
Vesting of early exercised shares	640,891	64
Balance as of June 30, 2020	127,685,599	$12,768
Conversion of Class B ordinary shares	5,152,036	515
Exercise of share options	390,802	39
Issuance for settlement of RSUs	3,468,136	347
Vesting of early exercised shares	340,945	34
Balance as of June 30, 2021	137,037,518	$13,703
Class A shares as of June 30, 2021 and June 30, 2020 does not include 270,251 and 515,697 shares of restricted stock outstanding, respectively, that are subject to forfeiture or repurchase.

Movements in Class B ordinary share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of June 30, 2019	124,722,559	$12,472
Conversion to Class A ordinary shares	(4,960,878)	(496)
Balance as of June 30, 2020	119,761,681	$11,976
Conversion to Class A ordinary shares	(5,152,036)	(515)
Balance as of June 30, 2021	114,609,645	$11,461
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
Share premium
Share premium consists of additional consideration for shares above the nominal value of shares in issue.
Other capital reserves

	As of June 30,
	2021	2020
	(U.S. $ in thousands)
Capital redemption reserve	$98	$98
Merger reserve	$34,943	$34,943
Share-based payments reserve	$1,481,568	$1,095,877
Other capital reserves	$1,516,609	$1,130,918
Capital redemption and merger reserves
The Company has capital redemption and merger reserves of $35.0 million in total at June 30, 2021, 2020 and 2019. They are comprised of a $98 thousand capital redemption reserve that is a non-distributable reserve arising on the redemption of redeemable shares and a $34.9 million merger reserve representing the difference between the nominal value of the shares issued by the Company in a prior reorganization and the share capital and share premium account prior to reorganization.
Share-based payments reserve

Share-based payments represent the current period’s expense related to the fair value of RSUs and share options issued to employees. Tax benefits from share plans represent the deferred tax benefit of share-based payments in excess of the expense already recognized over the life of the share-based award. The total deferred tax benefit is determined using the intrinsic value of the share-based award as at the reporting date. Issuance of ordinary shares for settlement of RSUs represents the release of ordinary shares to our employees as RSUs vest and reduces the share-based payments reserve.
Other components of equity
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
Investments at fair value through other comprehensive income reserve
The change in fair value for the Group’s financial instruments classified at fair value through other comprehensive income are recognized in other comprehensive income and accumulated in a separate reserve within equity. The cumulative amount related to the Group’s debt investments is reclassified to the consolidated statements of operations upon the sale of the investment. In contrast, the cumulative amount related to the Group’s equity investments will remain in other comprehensive income upon the sale of the investments.
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
A reconciliation of the calculation of basic and diluted loss per share is as follows:

	Fiscal Year Ended June 30,
	2021	2020	2019
	(U.S. $ and shares in thousands, except per share data)
Numerator:
Net loss attributable to ordinary shareholders:	$(696,315)	$(350,654)	$(637,621)
Denominator:
Weighted-average ordinary shares outstanding—basic	249,679	244,844	238,611
Weighted-average ordinary shares outstanding—diluted	249,679	244,844	238,611
Net loss per share attributable to ordinary shareholders:
Basic loss per share	$(2.79)	$(1.43)	$(2.67)
Diluted net loss per share	$(2.79)	$(1.43)	$(2.67)
For fiscal years ended June 30, 2021, 2020 and 2019, potential anti-dilutive weighted-average shares excluded from the computation of net loss per share were 5.0 million, 6.8 million and 9.6 million, respectively.

19. Commitments
The Group has contractual commitments for services with third-parties related to its cloud services platform and data centers. These commitments are non-cancellable and expire within one to two years. The Group also has capital purchase obligations for the construction or purchase of property and equipment. Additionally, there is lease commitment that the Group has entered but the lease has not yet commenced.
The following table sets forth contractual commitments as of June 30, 2021 and 2020:

	Fiscal Year Ended June 30,
	2021	2020
	(U.S. $ in thousands)
Capital purchase obligations	$11,076	$9,781
Other purchase obligations	114,060	235,002
Obligations for leases that have not yet commenced	88,855	94,345
Total purchase obligation	$213,991	$339,128
Maturities of purchase obligations as of June 30, 2021 were as follows:

	Capital purchase obligations	Other purchase obligations	Obligations for leases that have not yet commenced	Total
	(U.S. $ in thousands)
Fiscal Period:
Year ending 2022	$11,076	$57,393	$1,438	$69,907
Year ending 2023 - 2024	—	56,667	12,432	69,099
Year ending 2025 - 2026	—	—	14,224	14,224
Thereafter	—	—	60,761	60,761
Total commitments	$11,076	$114,060	$88,855	213,991

20. Related Party Transactions
Key management personnel compensation
All directors and executive management have authority and responsibility for planning, directing and controlling the activities of the Group, and are considered to be key management personnel.
Compensation for the Group’s key management personnel is as follows:

	Fiscal Year Ended June 30,
	2021	2020	2019
	(U.S. $ in thousands)
Executive management:
Short-term compensation and benefits	$3,303	$3,334	$3,835
Post-employment benefits	71	68	109
Share-based payments	12,053	15,509	17,144
	$15,427	$18,911	$21,088

Board of directors:
Cash remuneration	$480	$455	$430
Share-based payments	1,780	1,741	1,772
	$2,260	$2,196	$2,202

21. Geographic Information
The Group’s non-current operating assets by geographic regions are as follows:

	Fiscal Year Ended June 30,
	2021	2020
	(U.S. $ in thousands)
Non-current operating assets:
United States	$1,002,992	$975,446
Australia	107,015	102,950
India	125	10,233
Total non-current operating assets	$1,110,132	$1,088,629
Non-current operating assets for this purpose consist of property and equipment, right-of-use assets, goodwill, intangible assets and other non-current assets.
22. Share-based Payments
The Group maintains three share-based employee compensation plans: the 2015 Share Incentive Plan (“2015 Plan”); the Atlassian Corporation Plc 2013 U.S. Share Option Plan (“2013 U.S. Option Plan”); and the Atlassian UK Employee Share Option Plan (together with the 2013 U.S. Option Plan, the “Option Plans”). In October 2015, the Company’s board of directors approved the 2015 Plan, and in November 2015, our shareholders adopted the 2015 Plan, effective on the date of our IPO, which serves as the successor to the Options Plans, and provides for the issuance of incentive and non-statutory share options, share appreciation rights, restricted share awards, RSUs, unrestricted share awards, cash-based awards, performance share awards, performance-based awards to covered employees, and dividend equivalent rights to qualified employees, directors and consultants. Under the 2015 Plan, a total of 20.7 million Class A ordinary shares were initially reserved for the issuance of awards, subject to automatic annual increases.
RSU grants generally vest over four years with 25% vesting on the one year anniversary of the date of grant and 1/12th of the remaining RSUs vest over the remaining three years, on a quarterly basis thereafter. Effective from April 2021, on-going RSU grants to existing employees vest evenly over four years on a quarterly basis. Performance-based RSUs have non-market performance vesting conditions. Individuals must continue to provide services to a Group entity in order to vest.
The Option Plans allowed for the issuance of options to purchase restricted shares. Effective upon our IPO, the shares underlying the options converted to Class A ordinary shares. Although no future awards will be granted under the Option Plans, they will continue to govern outstanding awards granted thereunder.
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

RSU and Class A ordinary share option activity was as follows:

		Share Options
	Shares Available for Grant	Outstanding	Weighted Average Exercise Price	RSUs Outstanding
Balance as of June 30, 2019	38,128,994	1,220,826	2.47	9,211,611
RSUs granted	(3,083,015)	—	—	3,083,015
RSUs canceled	874,564	—	—	(874,564)
RSUs settled	—	—	—	(4,048,319)
Share options exercised	—	(761,945)	2.37	—
Share options canceled	707	(707)	1.03	—
Balance as of June 30, 2020	35,921,250	458,174	$2.65	7,371,743
RSUs granted	(2,415,324)	—	—	2,415,324
RSUs canceled	777,183	—	—	(777,183)
RSUs settled	—	—	—	(3,468,136)
Share options exercised	—	(390,802)	2.98	—
Balance as of June 30, 2021	34,283,109	67,372	$0.75	5,541,748
Share options vested and exercisable as of June 30, 2021		67,372	$0.75
Share options vested and exercisable as of June 30, 2020		457,663	$2.65
The weighted-average remaining contractual life for options outstanding as of June 30, 2021 and 2020 was 3.9 years and 3.6 years, respectively. Options exercisable as of June 30, 2021 and 2020, had a weighted-average remaining contractual life of approximately 3.9 years and 3.6 years, respectively.
The following table summarizes information about share options outstanding as of June 30, 2021:

	Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Years
$0.59 - 0.66	53,037	$0.61	3.64
$1.14	13,606	1.14	5.07
$3.18	729	3.18	2.33
	67,372	$0.75	3.92
The following table summarizes information about share options outstanding as of June 30, 2020:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number Outstanding	Weighted- Average Exercise Price	Number Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Years
$0.59 - 0.66	78,563	$0.62	78,563	$0.62	4.86
$1.14	21,024	1.14	20,513	1.14	6.07
$3.18	358,587	3.18	358,587	3.18	3.23
	458,174	$2.65	457,663	$2.65	3.64
The weighted-average grant date fair value of the RSUs issued during the fiscal years ended June 30, 2021 and 2020 was $192.6 and $139.2 per share, respectively. There were no share options granted during the fiscal year ended June 30, 2021 and 2020.
Restricted stock

During the fiscal years 2021 and 2020, the Company granted 95,499 and 245,221 shares of restricted stock that were subject to forfeiture, respectively. The weighted average grant fair values of these restricted shares was $200.5 and $135.6, with a weighted average vesting period of 1.7 years and 3 years, respectively. As of June 30, 2021 and 2020, there were 270,251 and 515,697 shares of restricted stock outstanding, respectively. These outstanding shares of restricted stock are subject to forfeiture or repurchase at the original exercise price during the repurchase period following employee termination, as applicable.
All share-based payments are measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (generally the four-year vesting period of the award, with the exception of Restricted Stock, as shown above). As of June 30, 2021, the Group had an aggregate of $326.8 million of future period share-based payment expense related to all equity awards outstanding, net of estimated forfeitures, to be amortized over a weighted-average remaining period of 1.4 years.
23. Events after the reporting period

As of August 2, 2021, we have received exchange requests for $81.7 million principal amount of the Notes that settle during our first quarter of fiscal year 2022.

All conditions for the Notes redemption under the Company right to redeem the Notes on or after November 6, 2020 have been met. Please refer to Note 16, “Debt” for additional information regarding the Notes. On August 2, 2021, the Company submitted an irrevocable redemption notice on the remaining outstanding Notes of $270.5 million principal amount. The redemption price per Note will be equal to 100% of the principal amount of such Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date of October 7, 2021. The holders of these Notes subject to the redemption notice may exchange all or any portion of their Notes at any time prior to the close of business on the second scheduled trading day immediately preceding the related redemption date for cash. The exchange rate to be utilized for the Notes settlement is an adjusted rate of 12.2686 of the Company’s Class A ordinary shares per $1,000 principal amount of Notes.

In connection with the issuance of the Notes redemption notice, the Company executed agreements with the capped call counterparties to terminate the outstanding portion of the capped call transactions corresponding to the Notes to be redeemed or exchanged in respect of the redemption of the Notes. In addition, the Company made the first drawdown of $650 million from our Term Loan Facility.