Form 20-F
period 2022-06-30
Atlassian Corp Plc
filed 2022-08-19
CIK 1650372

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)
☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☑ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended June 30, 2022
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
Securities registered or to be registered pursuant to Section 12(g) of the Act: None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
As of June 30, 2022, 144,891,749 Class A Ordinary Shares and 110,035,649 Class B Ordinary Shares.
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
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☑ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:
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

INTRODUCTION
All references in this annual report on Form 20-F (this “Annual Report”) to “Atlassian” or the “Company,” “we,” “our,” “us” or similar terms refer to Atlassian Corporation Plc and its subsidiaries.
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
•our future growth and profitability;
•our ability to repay our outstanding long-term debt in a timely manner and on favorable terms;
•our ability to successfully move the domicile of our parent company from the United Kingdom (the “UK”) to the United States (the “U.S.”) (the “U.S. Domestication”);
•our ability to comply with modified or new laws and regulations applying to our business, including privacy and data security regulations;
•our ability to attract and retain qualified employees and key personnel;
•future acquisitions of, or investments in, complementary companies, products, services or technologies; and
•the impact of natural disasters, climate change, diseases and pandemics, such as the novel coronavirus (“COVID-19”) pandemic, and any associated economic downturn, war, including Russia’s recent invasion of Ukraine, incidents of terrorism, and political and social unrest on our results of operations and financial performance.
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
A. [Reserved]
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
Risk Factors Summary
Our business is subject to numerous risks and uncertainties, including those highlighted in this section titled “Risk Factors” and summarized below. We have various categories of risks, including, risks related to our business and industry, risks related to information technology, intellectual property, and data security and privacy, risks related to legal, regulatory, accounting, and tax matters, risks related to ownership of our Class A ordinary shares, risks related to our indebtedness, risks related to being a foreign private issuer or English company, and general risks, which are discussed more fully below. As a result, this risk factors summary does not contain all of the information that may be important to you, and you should read this risk factors summary together with the more detailed discussion of risks and uncertainties set forth following this summary, as well as elsewhere in this Annual Report. These risks include, but are not limited to, the following:

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
•Changes in laws or regulations relating to data privacy or data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could harm our business and results of operations.
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
•As a foreign private issuer, we are permitted to report our financial results under International Financial Reporting Standards (“IFRS”), are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company, and our Class A ordinary shares are not listed, and we do not intend to list our shares, on any market in the UK, our country of incorporation. This may limit the information available to holders of our Class A ordinary shares.
•As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the listing standards of The Nasdaq Global Select Market (“Nasdaq”). This may afford less protection to holders of our Class A ordinary shares than U.S. regulations.
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
Our historical growth rate should not be considered indicative of our future performance and may decline in the future. In future periods, our revenue could grow more slowly than in recent periods or decline for a number of reasons, including any reduction in demand for our products, increase in competition, limited ability to, or our decision not to, increase pricing, contraction of our overall market, a slower than anticipated adoption of or migration to our Cloud offerings, or our failure to capitalize on growth opportunities. For example, beginning in February 2021, we ceased sales of new perpetual licenses for our products, and beginning in February 2022, we ceased sales of upgrades to these on-premises versions of our products. We also plan to end maintenance and support for these on-premises versions of our products in February 2024. If a significant portion of our customers do not transition to our Cloud or Data Center offerings, our revenue growth rates and profitability may be negatively impacted.
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
In March 2020, the World Health Organization declared COVID-19 a pandemic. This outbreak has continued to rapidly spread across the world and has significantly impacted global economic activity, worldwide financial markets and social practices. The related adverse public health developments, including orders to shelter-in-place, travel restrictions, and mandated business closures, have adversely affected workforces, organizations, customers, economies, and financial markets globally, leading to an economic downturn and increased market volatility. It has also disrupted the normal operations of many businesses, including ours. The COVID-19 pandemic may prevent us from conducting business operations at full capacity for an indefinite period of time. For example, we have taken precautionary measures intended to help minimize the risk of the virus to our employees which may disrupt our operations, including temporarily closing our offices worldwide, requiring all employees to work remotely (and subsequently announcing that most employees will have flexibility to work remotely indefinitely), and limiting travel worldwide for our employees. An extended period of remote-work arrangements could strain our business continuity plans, introduce operational risk, including cybersecurity risks and increased costs, and impair our ability to effectively manage our business, which may negatively impact our business, results of operations, and financial condition. We are actively monitoring the impacts of the situation and may adjust our current policies and practices as more information and public health guidance become available.

This pandemic and the resulting economic and social impact, as well as intensified measures undertaken to contain the spread of COVID-19, could decrease technology spending, affect our ability to accurately forecast our future results, adversely affect demand for our products, cause some of our paid customers or suppliers to file for bankruptcy protection or go out of business, affect the ability of our customer support team to conduct in-person trainings or our solutions partners to conduct in-person sales, impact expected spending from new customers or renewals or expansions from existing customers, negatively impact collections of accounts receivable, result in elongated sales cycles, and harm our business, results of operations, and financial condition. In particular, we have revenue exposure to customers who are small- and medium-sized businesses and to industries that may be disproportionately impacted by the COVID-19 pandemic. If these customers’ business operations and finances are negatively affected, they may not purchase or renew our products, may reduce or delay spending, or request extended payment terms or price concessions, which would negatively impact our business, results of operations, and financial condition.

The extent to which the COVID-19 pandemic ultimately impacts our business, results of operations, and financial position will depend on future developments, which are uncertain and cannot be fully predicted at this time, including, but not limited to, the continued duration and spread of the outbreak and related variants, its severity, the actions taken by governments and authorities to contain the virus or treat its impact, the effectiveness of current vaccine and therapeutic treatments, and the extent to which normal economic and operating conditions continue to resume.
The markets in which we participate are intensely competitive, and if we do not compete effectively, our business, results of operations, and financial condition could be harmed.
The markets for our solutions are fragmented, rapidly evolving, highly competitive, and have relatively low barriers to entry. We face competition from both traditional, larger software vendors offering full collaboration and productivity suites and smaller companies offering point products for features and use cases. Our principal competitors vary depending on the product category and include Microsoft (including GitHub), IBM, Alphabet, ServiceNow, PagerDuty, Gitlab, Freshworks, Asana, Monday.com, Notion and Smartsheet. In addition, some of our competitors have made acquisitions to offer a more comprehensive product or service offering, which may allow them to compete more effectively with our products. We expect this trend to continue as companies attempt to strengthen or maintain their market positions in an evolving industry. Following such potential consolidations, companies may create more compelling product offerings and be able to offer more attractive pricing options, making it more difficult for us to compete effectively.
Our competitors, particularly our competitors with greater financial and operating resources, may be able to respond more quickly and effectively than we can to new or changing opportunities, technologies, standards, or customer requirements. With the introduction of new technologies, the evolution of our products, and new market entrants, we expect competition to intensify in the future. For example, as we continue to expand our focus into new use cases or other product offerings beyond software development teams, we expect competition to increase. Pricing pressures and increased competition generally could result in reduced sales, reduced margins, losses, or the failure of our products to achieve or maintain more widespread market acceptance, any of which could harm our business, results of operations and financial condition.
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
We currently offer and sell both on-premises and Cloud offerings of certain of our products. For these products, our Cloud offering enables quick setup and subscription pricing, while our on-premises offering permits more customization, a perpetual or term license fee structure, and complete application control. Historically, these products were developed in the context of our on-premises offering, and we have less operating experience offering and selling these products via our Cloud offering. Although a substantial majority of our revenue has historically been generated from customers using our on-premises products, we believe that over time more customers will move to our Cloud offering, and our Cloud offering will become more central to our distribution model. For example, beginning in February 2021, we ceased sales of new perpetual licenses for our products, and beginning in February

2022, we ceased sales of upgrades to these on-premises versions of our products. We also plan to end maintenance and support for these on-premises versions of our products in February 2024. As more of our customers transition to the cloud, we may be subject to additional competitive and pricing pressures, which could harm our business. Further, as more customers elect our Cloud offering in place of our on-premises offering, revenues from such customers are typically lower in the initial year, which may impact our near-term revenue growth rates and margins. Additionally, we plan to offer discounts to certain of our enterprise-level on-premises customers to incentivize migration to the cloud, which may also impact our near-term revenue growth. If our Cloud offering does not develop as quickly as we expect, if we are unable to continue to scale our systems to meet the requirements of a successful large, Cloud offering, or if we lose customers currently using our on-premises products due to our increased focus on our Cloud offering or our inability to successfully migrate them to our Cloud products, our business could be harmed. We are directing a significant portion of our financial and operating resources to implement a robust Cloud offering for our products and to migrate our existing customers to our Cloud offerings, but even if we continue to make these investments, we may be unsuccessful in growing or implementing our Cloud offering that competes successfully against our current and future competitors and our business, results of operations, and financial condition could be harmed.
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
Our customer retention and expansion may decline or fluctuate as a result of a number of factors, including our customers’ satisfaction with our products, new market entrants, our product support, our prices and pricing plans, the prices of competing software products, reductions in our customers’ spending levels, new product releases and changes to packaging of our product offerings, mergers and acquisitions affecting our customer base, our increased focus on our Cloud offerings, our decision to end the sale of new perpetual licenses for our products, or the effects of global economic conditions, including the impacts on us or our customers, partners and suppliers from the COVID-19 pandemic and inflation and related interest rate increases. We may be unable to timely address any retention issues with specific customers, which could harm our results of operations. If our customers do not purchase additional licenses or subscriptions or renew their subscriptions or maintenance plans, renew on less favorable terms, or fail to add more users, our revenue may decline or grow less quickly, which could harm our future results of operations and prospects.
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
A key element of our strategy is to invest significantly in our research and development efforts to develop new products and enhance our existing products to address additional applications and markets. In fiscal years 2022 and 2021, our research and development expenses were 50% and 46% of our revenue, respectively. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business could be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. The nature of these research and development cycles may cause us to experience delays between the time we incur expenses associated with research and development and the time we are able to offer compelling products and generate revenue, if any, from such investment. Additionally, anticipated customer demand for a product we are developing could decrease after the development cycle has commenced, and we would nonetheless be unable to avoid substantial costs associated with the development of any such product. If we expend a significant amount of resources on research and development and our efforts do not lead to the successful introduction or improvement of products that are competitive in our current or future markets, it could harm our business and results of operations.
If we fail to effectively manage our growth, our business and results of operations could be harmed.
We have experienced and expect to continue to experience rapid growth, both in terms of employee headcount and number of customers, which has placed, and may continue to place, significant demands on our management, operational, and financial resources. In addition, we operate globally and sell our products to customers in approximately 200 countries. Further, we have employees in Australia, the U.S., the UK, the Netherlands, the Philippines, Poland, India, Turkey, Canada, Japan, Germany, France and New Zealand and a substantial number of our employees have been with us for fewer than 24 months. We plan to continue to increase our hiring and to expand our operations into other countries in the future, which will place additional demands on our resources and operations. As our business expands across numerous jurisdictions, we may experience difficulties, including in hiring, training, and managing a diffuse and growing employee base.
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
We believe that a critical contributor to our success has been our corporate values, which we believe foster innovation, teamwork, and an emphasis on customer-focused results. In addition, we believe that our values create an environment that drives and perpetuates our product strategy and low-cost distribution approach. As we undergo substantial growth in our customers and employee base, transition to a remote-first “Team Anywhere” work environment, and continue to develop the infrastructure of a public company, we may find it difficult to maintain our corporate values. Any failure to preserve our values could harm our future success, including our ability to retain and recruit personnel, innovate and operate effectively, and execute on our business strategy.
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
•general economic conditions, such as recent inflation and related interest rate increases, that may adversely affect either our customers’ ability or willingness to purchase additional licenses, subscriptions, and maintenance plans, delay a prospective customer’s purchasing decisions, reduce the value of new license, subscription, or maintenance plans, or affect customer retention;
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
We may require additional capital to respond to business opportunities, challenges, acquisitions, a decline in the level of license, subscription or maintenance revenue for our products, the impacts of the COVID-19 pandemic, or other unforeseen circumstances. We may not be able to timely secure debt or equity financing on favorable terms, or at all, due to, among other things, inflation and related interest rate increases. Our current Credit Facility contains certain restrictive covenants and any future debt financing obtained by us could involve restrictive covenants relating to financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing shareholders could suffer significant dilution in their percentage ownership of Atlassian, and any new equity securities we issue could have rights, preferences and privileges senior to those of holders of our Class A ordinary shares. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.
If our current marketing model is not effective in attracting new customers, we may need to incur additional expenses to attract new customers and our business and results of operations could be harmed.
Unlike traditional enterprise software vendors, who rely on direct sales methodologies and face long sales cycles, complex customer requirements and substantial upfront sales costs, we primarily utilize a viral marketing model to target new customers. Through this word-of-mouth marketing, we have been able to build our brand with relatively low marketing and sales costs. We also build our customer base through various online marketing activities as well as targeted web-based content and online communications. This strategy has allowed us to build a substantial customer base and community of users who use our products and act as advocates for our brand and solutions, often within their own corporate organizations. Attracting new customers and retaining existing customers requires that we continue to provide high-quality products at an affordable price and convince customers of our value proposition. If we do not attract new customers through word-of-mouth referrals, our revenue may grow more slowly than expected, or decline. In addition, high levels of customer satisfaction and market adoption are central to our marketing model. Any decrease in our customers’ satisfaction with our products, including as a result of own actions or actions outside of our control, could harm word-of-mouth referrals and our brand. If our customer base does not continue to grow through word-of-mouth marketing and viral adoption, we may be required to incur significantly higher marketing and sales expenses in order to acquire new subscribers, which could harm our business and results of operations.
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
Our business model is based in part on selling our products at prices lower than competing products from other commercial vendors. For example, we offer entry-level or free pricing for certain products for small teams at a price that typically does not require capital budget approval and is orders-of-magnitude less than the price of traditional enterprise software. As a result, our software is frequently purchased by first-time customers to solve specific problems and not as part of a strategic technology purchasing decision. We have historically increased, and will continue to increase, prices from time to time. As competitors enter the market with low cost or free alternatives to our products, it may become increasingly difficult for us to compete effectively and our ability to garner new customers could be harmed. Additionally, some customers may consider our products to be discretionary purchases, which may contribute to reduced demand for our offerings in times of economic uncertainty, including the current environment caused by the COVID-19 pandemic, inflation and related interest rate increases. If we are unable to sell our software in high volume, across new and existing customers, our business, results of operations and financial condition could be harmed.
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
We generally recognize subscription and maintenance revenue from customers ratably over the terms of their contracts. As a result, a significant portion of the revenue we report in each quarter is derived from the recognition of deferred revenue relating to subscription and maintenance plans entered into during previous quarters. Consequently, a decline in new or renewed licenses, subscriptions, and maintenance plans in any single quarter may only have a small impact on our revenue results for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our products, and potential changes in our pricing policies or rate of expansion or retention, may not be fully reflected in our results of operations until future periods. For example, the impact of the current economic uncertainty may cause customers to request concessions, including better pricing, or to slow their rate of expansion or reduce their number of licenses, which may not be reflected immediately in our results of operations. We may also be unable to reduce our cost structure in line with a significant deterioration in sales. In addition, a significant majority of our costs are expensed as incurred, while a significant portion of our revenue is recognized over the life of the agreement with our customer. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of certain of our customer agreements.

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

In addition, third-party apps on Atlassian Marketplace may not meet the same quality standards that we apply to our own development efforts and, in the past, third-party apps have caused disruptions affecting multiple customers. To the extent these apps contain bugs, vulnerabilities, or defects, such apps may create disruptions in our customers’ use of our products, lead to data loss or unauthorized access to customer data, they may damage our brand and reputation, and affect the continued use of our products, which could harm our business, results of operations and financial condition.
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

In deploying and using our products, our customers depend on our product support teams to resolve complex technical and operational issues. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for product support. We also may be unable to modify the nature, scope and delivery of our product support to compete with changes in product support services provided by our competitors. Increased customer demand for product support, without corresponding revenue, could increase costs and harm our results of operations. In addition, as we continue to grow our operations and reach a global and vast customer base, we need to be able to provide efficient product support that meets our customers’ needs globally at scale. The number of our customers has grown significantly and that has put additional pressure on our product support organization. The end customers may also reach out to us requesting support for third-party apps sold on the Atlassian Marketplace. In order to meet these needs, we have relied in the past and will continue to rely on third-party vendors to fulfill requests about third-party apps and self-service product support to resolve common or frequently asked questions for Atlassian products, which supplement our customer support teams. If we are unable to provide efficient product support globally at scale, including through the use of third-party vendors and self-service support, our ability to grow our operations could be harmed and we may need to hire additional support personnel, which could harm our results of operations. For example, in April 2022 a very small subset of our customers experienced a full outage across their Atlassian Cloud products due to a faulty script used during a maintenance procedure. While we restored access for these customers with minimal to no data loss, these affected customers experienced disruptions in using our Cloud products during the outage. Our sales are highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality product support, or a market perception that we do not maintain high-quality product support, could harm our reputation, our ability to sell our products to existing and prospective customers, and our business, results of operations and financial condition.
If we are unable to develop and maintain successful relationships with our solution partners, our business, results of operations, and financial condition could be harmed.

We have established relationships with certain solution partners to distribute our products. We believe that continued growth in our business is dependent upon identifying, developing and maintaining strategic relationships with our existing and potential solution partners that can drive substantial revenue and provide additional value-added services to our customers. For fiscal year 2022, we derived approximately 40% of our revenue from channel partners’ sales efforts.

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
Many of our solution partners have historically relied on a combination of in-person and remote interactions to manage and build relationships with our customers. As a result of work and travel restrictions due to COVID-19, many of our solution partners’ activities adjusted their activities to remote only. Many of our solutions partners are now re-opening offices and conducting customers visits as needed; however, any additional travel or work restrictions could have a negative impact on our solution partners’ ability to sell our products.
Our Credit Facility and overall debt level may limit our flexibility in obtaining additional financing and in pursuing other business opportunities or operating activities.
Our Credit Facility requires compliance with various financial and non-financial covenants, including affirmative covenants relating to the provision of periodic financial statements, compliance certificates and other notices, maintenance of properties and insurance, payment of taxes and compliance with laws and negative covenants, including, among others, restrictions on the incurrence of certain indebtedness, granting of liens and mergers, dissolutions, consolidations and dispositions. The Credit Facility also provides for a number of events of default, including, among others, failure to make a payment, bankruptcy, breach of a covenant, representation and warranty, default under material indebtedness (other than the Credit Facility), change of control and judgment defaults.

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
In addition, our Credit Facility has a floating interest rate that is based on variable and unpredictable U.S. and international economic risks and uncertainties and an increase in interest rates, such as has occurred recently and is expected in the future, may negatively impact our financial results. We enter into interest rate hedging transactions that reduce, but do not eliminate, the impact of unfavorable changes in interest rates. We attempt to minimize credit exposure by limiting counterparties to internationally recognized financial institutions, but even these counterparties are subject to default and contract risk and this risk is beyond our control. There is no guarantee that our hedging efforts will be effective or, if effective in one period will continue to remain effective in future periods.
Our Credit Facility utilizes LIBOR to calculate the amount of accrued interest on any borrowings. Following announcements by the United Kingdom’s Financial Conduct Authority, which regulates LIBOR, and ICE Benchmark Administration Limited, which administers LIBOR publication, publication of most LIBOR settings ceased after December 31, 2021, and the remaining LIBOR settings are expected to cease after June 30, 2023. Our Credit Facility identifies the Secured Overnight Financing Right (“SOFR”) as the replacement reference rate. SOFR is intended to be a broad measure of the cost of borrowing cash overnight that is collateralized by U.S. Treasury securities. However, because SOFR is a broad U.S. Treasury repo financing rate that represents overnight secured funding transactions, it differs fundamentally from LIBOR. A change from LIBOR to SOFR could result in interest obligations that are more than or that do not otherwise correlate over time with the payments that would have been made on this debt if LIBOR were available in its current form. This may have a negative effect on our financing costs. The impact of the transition from LIBOR to SOFR is uncertain at this time and the consequences of such developments cannot be entirely predicted, but could result in an increase in the cost of our borrowings under our existing Credit Facility and any future borrowings.
If we are not able to maintain and enhance our brand, our business, results of operations, and financial condition could be harmed.
We believe that maintaining and enhancing our reputation as a differentiated and category-defining company is critical to our relationships with our existing customers and to our ability to attract new customers. The successful promotion of our brand attributes will depend on a number of factors, including our, and our solution partners’ marketing efforts, our ability to continue to develop high-quality products, our ability to minimize and respond to errors, failures, outages, vulnerabilities or bugs, and our ability to successfully differentiate our products from competitive products. In addition, independent industry analysts often provide analyses of our products, as well as the products offered by our competitors, and perception of the relative value of our products in the marketplace may be significantly influenced by these analyses. If these analyses are negative, or less positive as compared to those of our competitors’ products, our brand may be harmed.
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
Our products must integrate with a variety of network, hardware, and software platforms, and we need to continuously modify and enhance our products to adapt to changes in hardware, software, networking, browser and database technologies. In particular, we have developed our products to be able to easily integrate with third-party applications, including the applications of software providers that compete with us, through the interaction of application programming interfaces (“APIs”). In general, we rely on the fact that the providers of such software systems continue to allow us access to their APIs to enable these customer integrations. To date, we have not relied on long-term written contracts to govern our relationship with these providers. Instead, we are subject to the standard terms and conditions for application developers of such providers, which govern the distribution, operation and fees of such software systems, and which are subject to change by such providers from time to time. Our business could be harmed if any provider of such software systems:
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
In the future, we may not be able to find suitable acquisition or strategic investment candidates, and we may not be able to complete acquisitions or strategic investments on favorable terms, if at all. Our previous and future acquisitions or strategic investments may not achieve our goals, and any future acquisitions or strategic investments we complete could be viewed negatively by users, customers, developers or investors.
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

We are subject to risks associated with our strategic investments, including partial or complete loss of invested capital. Significant changes in the value of this portfolio could negatively impact our financial results.
We have strategic investments in publicly traded and privately held companies in both domestic and international markets, including in emerging markets. These companies range from early-stage companies to more mature companies with established revenue streams and business models. Many such companies generate net losses and the market for their products, services or technologies may be slow to develop, and, therefore, they are dependent on the availability of later rounds of financing from banks or investors on favorable terms to continue their operations. The financial success of our investment in any privately held company is typically dependent on a liquidity event, such as a public offering, acquisition or other favorable market event reflecting appreciation relative to the cost of our initial investment. Likewise, the financial success of our investment in any publicly held company is typically dependent upon an exit in favorable market conditions, and to a lesser extent on liquidity events. The capital markets for public offerings and acquisitions are dynamic and the likelihood of successful liquidity events for the companies we have invested in could significantly worsen. Further, valuations of privately held companies are inherently complex due to the lack of readily available market data.
Privately held companies in which we invest have in the past and others may in the future undertake an initial public offering. We may also decide to invest in companies in connection with or as part of such company’s initial public offering or other transactions directly or indirectly resulting in it being publicly traded. Therefore, our investment strategy and portfolio have also expanded to include public companies. In certain cases, our ability to sell these investments may be constrained by contractual obligations to hold the securities for a period of time after a public offering, including market standoff agreements and lock-up agreements.
All of our investments, especially our investments in privately held companies, are subject to a risk of a partial or total loss of investment capital. In addition, we have in the past, and may in the future, continue to deploy material investments in individual investee companies, resulting in the increasing concentration of risk in a small number of companies. Partial or complete loss of investment capital of these individual companies could be material to our financial statements.
The expected benefits of the planned U.S. Domestication may not be realized.
On February 9, 2022, we announced our expectation to redomicile our parent holding company to the United States in order to increase access to a broader set of investors, support inclusion in additional stock indices, streamline our corporate structure, and provide more flexibility in accessing capital. We have pursued the U.S. Domestication because we believe that the U.S. Domestication will be beneficial to our business and operations, the holders of our ordinary shares, and other stakeholders. The success of the U.S. Domestication will depend, in part, on our ability to realize the anticipated benefits associated with the U.S. Domestication and associated reorganization of our corporate structure. If the U.S. Domestication is completed, there can be no assurance that all of the anticipated benefits of the U.S. Domestication will be achieved, particularly as the achievement of the benefits are subject to factors that we do not and cannot control.
The completion of the U.S. Domestication is subject to conditions, which may not be satisfied.
Completion of the U.S. Domestication is conditional upon, among other things, the receipt of approvals and the satisfaction of other conditions, including approval by our shareholders, the approval of The Nasdaq Global

Select Market of the listing of the Class A common shares, par value $0.00001 per share, of Atlassian Corporation, our new Delaware parent company entity, and the sanction of the UK scheme of arrangement to effect the U.S. Domestication by the High Court of Justice in England and Wales. Although we are diligently applying our efforts to take, or cause to be taken, all actions to do, or cause to be done, all things necessary, proper or advisable to obtain the requisite approvals, there can be no assurance that these conditions will be fulfilled, that the scheme of arrangement will be sanctioned or that the U.S. Domestication will be completed.
We expect to incur additional costs related to the U.S. Domestication, including non-recurring costs as well as recurring costs a result of financial reporting obligations of being a “domestic issuer” as opposed to a “foreign private issuer” in the United States.
We expect to incur a number of non-recurring costs associated with the U.S. Domestication, including legal, accounting and other professional services and other costs related to the U.S. Domestication, some of which will be payable whether or not the U.S. Domestication is completed. There can be no assurance that the actual costs will not exceed those estimated and the actual completion of the U.S. Domestication may result in additional and unforeseen expenses. While it is expected that benefits of the U.S. Domestication will offset these transaction costs over time, this net benefit may not be achieved in the short-term or at all, particularly if the U.S. Domestication is delayed or does not happen at all. These combined factors could adversely affect our business, operating profit and overall financial condition.
Following the U.S. Domestication, we will incur additional legal, accounting and other expenses that may exceed the expenses we incurred prior to the U.S. Domestication. The obligations of being a public company in the U.S. require significant expenditures and will place significant demands on our management and other personnel, including costs resulting from public company reporting obligations under the U.S. Securities Exchange Act of 1934, and the rules and regulations regarding corporate governance practices, including those under the U.S. Sarbanes-Oxley Act of 2002, the U.S. Dodd-Frank Wall Street Reform and Consumer Protection Act, and the listing requirements of the Nasdaq Global Select Market. These rules require that we maintain effective disclosure and financial controls and procedures, internal control over financial reporting and changes in corporate governance practices, among many other complex rules that are often difficult to monitor and maintain compliance with. While we are currently subject to many of these requirements, additional legal and accounting requirements will apply to us following the U.S. Domestication. Our management and other personnel will need to devote additional time to ensure compliance with all of these requirements and to keep pace with new regulations, otherwise we may fall out of compliance and risk becoming subject to litigation or being delisted, among other potential problems.
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

Although we expend significant resources to create security protections that shield our customer data against potential theft and security breaches, such measures cannot provide absolute security. We have in the past experienced breaches of our security measures. Certain breaches have resulted in unauthorized access to certain data processed through our products. Our products are at risk for future breaches, including, without limitation, breaches that may occur as a result of third-party action, including from state actors, or employee, vendor or contractor error or malfeasance, and other causes. For example, the ongoing Russian invasion of Ukraine may result in a heightened threat environment and create unknown cyber risks, including increased risk of retaliatory cyber-attacks from Russian actors against non-Russian companies. Additionally, we have transitioned to a remote-first “Team Anywhere” work environment that may pose additional data security risks.
As we further transition to selling our products via our Cloud offering, continue to collect more personal and sensitive information, and operate in more countries our risks continue to increase and evolve. For instance, we rely on third-party partners to develop apps on the Atlassian Marketplace that connect with and enhance our Cloud offerings for our customers. These apps may not meet the same quality standards that we apply to our own development efforts and may contain bugs, vulnerabilities, or defects that could pose data security risks. Our ability to mandate security standards and ensure compliance by these third parties may be limited. Additionally, our products may be subject to vulnerabilities in the third-party software on which we rely. For example, in December 2021, a vulnerability in a widely-used open-source software application, known as Apache Log4j, was identified that could have allowed bad actors to remotely access a target, potentially stealing data or taking control of a target’s system. We promptly worked to remediate vulnerabilities related to Apache Log4j in our products while working with our partners to ensure the same. While this issue has not materially affected our business, reputation or financial results, there is no guarantee that our actions effectively remediated the vulnerabilities and there is no assurance that other incidents could not occur in the future with a material adverse effect on our business. We are likely to face increased risks that real or perceived vulnerabilities of our systems could seriously harm our business and our financial performance, by tarnishing our reputation and brand and limiting the adoption of our products.
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
Our continued growth depends in part on the ability of our existing and potential customers to access our solutions at any time and within an acceptable amount of time. In addition, we rely almost exclusively on our websites for the downloading of, and payment for, all our products. We have experienced, and may in the future experience, disruptions, data loss and corruption, outages and other performance problems with our infrastructure and websites due to a variety of factors, including infrastructure changes, introductions of new functionality, human or software errors, capacity constraints, denial of service attacks, or other security-related incidents. In some instances, we have not been able to, and in the future may not be able to, identify the cause or causes of these performance problems within an acceptable period of time. It may become increasingly difficult to maintain and improve our performance, especially during peak usage times and as our products and websites become more complex and our user traffic increases.
If our products and websites are unavailable or if our users are unable to access our products within a reasonable amount of time, or at all, our business could be harmed. Moreover, we provide service level commitments under certain of our paid customer Cloud contracts, pursuant to which we guarantee specified minimum availability. If we fail to meet these contractual commitments, we could be obligated to provide credits for future service, or face contract termination with refunds of prepaid amounts related to unused subscriptions, which could harm our business, results of operations, and financial condition. From time to time, we have granted, and in the future will continue to grant, credits to paid customers pursuant to, and sometimes in addition to, the terms of these agreements. For example, in April 2022 a very small subset of our customers experienced a full outage across their Atlassian Cloud products due to a faulty script used during a maintenance procedure. While we restored access for these customers with minimal to no data loss, these affected customers experienced disruptions in using our Cloud products during the outage. We incurred certain costs associated with offering service level credits and other concessions to these customers, although the overall impact did not have a material impact on our results of operations or financial condition. However, other future events like this may materially and adversely impact our results of operations or financial condition. Further, disruptions, data loss and corruption, outages and other performance problems in our cloud infrastructure may cause customers to delay or halt their transition to our Cloud offerings, to the detriment of our increased focus on our Cloud offerings, which could harm our business, results of operations and financial condition.
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
Errors, failures, vulnerabilities, or bugs may occur in our products, especially when updates are deployed or new products are rolled out. Our solutions are often used in connection with large-scale computing environments with different operating systems, system management software, equipment, and networking configurations, which may cause errors, failures of products, or other negative consequences in the computing environment into which they are deployed. In addition, deployment of our products into complicated, large-scale computing environments may expose errors, failures, vulnerabilities, or bugs in our products. Any such errors, failures, vulnerabilities, or bugs have in the past been, and in the future may not be, found until after they are deployed to our customers. Real or perceived errors, failures, vulnerabilities, or bugs in our products have and could result in negative publicity, loss of or unauthorized access to customer data, loss of or delay in market acceptance of our products, loss of competitive position, or claims by customers for losses sustained by them, all of which could harm our business and results of operations.
In addition, third-party apps on Atlassian Marketplace may not meet the same quality standards that we apply to our own development efforts and, in the past, third-party apps have caused disruptions affecting multiple customers. To the extent these apps contain bugs, vulnerabilities, or defects, such apps may create disruptions in our customers’ use of our products, lead to data loss or unauthorized access to customer data, they may damage our brand and reputation, and affect the continued use of our products, which could harm our business, results of operations and financial condition.
Changes in laws or regulations relating to data privacy or data protection, or any actual or perceived failure by us to comply with such laws and regulations or our privacy policies, could harm our business and results of operations.
Privacy and data security have become significant issues in the U.S., Europe and in many other jurisdictions where we offer our products. The regulatory framework for the collection, use, safeguarding, sharing, and transfer of information worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future.
Globally, virtually every jurisdiction in which we operate has established its own data security and privacy frameworks with which we, or our customers, must comply. Data protection regulation is an area of increased focus and changing requirements. For example, the European Union (“EU”) adopted the General Data Protection Regulation 2016/679 (“GDPR”), which took effect on May 25, 2018, and is now in the process of finalizing the ePrivacy Regulation to replace the European ePrivacy Directive (Directive 2002/58/EC as amended by Directive 2009/136/EC). GDPR, which is supplemented by national laws in individual EU member states and the guidance of national supervisory authorities and the European Data Protection Board (“EDPB”) (and supplemented by national laws in individual EU member states), applies to any company established in the European Economic Area (“EEA”) as well as to those outside the EEA if they collect and use personal data in connection with the offering of goods or services to individuals in the EEA or the monitoring of their behavior. GDPR enhances data protection obligations for processors and controllers of personal data, including, for example, expanded disclosures about how personal information is to be used, limitations on retention of information, mandatory data breach notification requirements, and extensive new obligations on services providers. Interpretation and enforcement of GDPR remains uncertain and non-compliance can trigger steep fines of up to €20 million or four percent of total worldwide annual turnover, whichever is higher. In addition, as of January 2021, as the result of the UK’s exit from the EU, the UK has established its own domestic regime with UK GDPR and amendments to the Data Protection Act, which mirrors the obligations in the GDPR and imposes substantially similar penalties.

Additionally, in the U.S., various laws and regulations apply to the collection, processing, disclosure and security of certain types of data, including the Federal Trade Commission Act, and state equivalents, the Electronic Communications Privacy Act and the Computer Fraud and Abuse Act. There are also various state laws relating to privacy and data security. The California Consumer Privacy Act (“CCPA”), which took effect on January 1, 2020, and soon the California Privacy Rights Act (“CPRA”), which will take substantial effect on January 1, 2023 and will significantly modify the CCPA, broadly define personal information and give California residents expanded privacy rights and protections and provides for civil penalties for violations and a private right of action for data breaches. The CPRA will also create a new state agency that will be vested with authority to implement and enforce the CCPA and the CPRA. Since the CPRA passed, various states have each passed their own comprehensive privacy statutes that share similarities with CCPA and CPRA. Some observers see this influx of state privacy regimes as a trend towards more stringent privacy legislation in the United States, including a potential federal privacy law, all of which could increase our potential liability and adversely affect our business.
Moreover, record-breaking enforcement actions globally have shown that regulators do wield their right to impose substantial fines for violations of privacy regulations, and these enforcement actions could result in guidance from regulators that would require changes to our current compliance strategy. Given the breadth and depth of changes in data protection obligations, complying with global data protection requirements requires time, resources, and a review of our technology and systems currently in use against regulatory requirements.
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
Further, any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to users or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection or information security may result in governmental investigations or enforcement actions, litigation, claims or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us, and otherwise materially and adversely affect our reputation and business. Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations and policies that are applicable to the businesses of our users may limit the adoption and use of, and reduce the overall demand for, our platform. Additionally, if third parties we work with violate applicable laws, regulations or agreements, such violations may put our users’ data at risk, could result in governmental investigations or enforcement actions, fines, litigation, claims, or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our users to lose trust in us and otherwise materially and adversely affect our reputation and business. Further, public scrutiny of, or complaints about, technology companies or their data handling or data protection practices, even if unrelated to our business, industry or operations, may lead to increased scrutiny of technology companies, including us, and may cause government agencies to enact additional regulatory requirements, or to modify their enforcement or investigation activities, which may increase our costs and risks.
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
Certain data privacy legislation restricts the cross-border transfer of personal data and some countries introduced data localization into their laws. Specifically, the GDPR and other European and UK data protection laws generally prohibit the transfer of personal data from Europe, including the EEA and the UK to the U.S. and most other countries unless the transfer is to an entity established in a country deemed to be provide adequate protection or the parties to the transfer have implemented specific safeguards to protect the transferred personal data. The

European Commission (“EC”) concluded that the UK data protection regime currently ensures an equivalent level of data protection to that of the EU and the GDPR, which has allowed personal data flows from the EEA to the UK to continue (though this may change following the implementation of the new UK Data Protection and Digital Information Bill in the near future, which will serve to amend the UK data protection regime in a manner that will involve divergence from the EU data protection regime and the GDPR), and the UK Government has confirmed that transfers from the UK to the EEA may currently continue to flow freely. But, where we transfer personal data from the EEA and the UK to third countries outside the EEA and UK that are not deemed to be “adequate,” such as the U.S., we rely on standard contractual clauses (“SCCs”) (a standard form of contract approved by the EC as an adequate personal data transfer mechanism, and potential alternative to the Privacy Shield (defined below)).
On June 4, 2021, the EC issued new forms of SCCs for data transfers from companies in the EEA to companies established outside the EEA. The UK is not subject to the EC’s new SCCs but has published its own standalone set of SCCs and a UK Addendum (which can be used in conjunction with the EC’s SCCs) which came into force on March 21, 2022 (with a two year grace period) to enable transfers originating from the UK to other countries.
However, with respect to transfers of personal data from the EEA to the U.S., legal developments in Europe have created additional complexity and uncertainty. On July 16, 2020, in Data Protection Commissioner v. Facebook Ireland Limited and Maximillian Schrems (“Schrems II”), the Court of Justice of the European Union (“CJEU”) invalidated the EU-U.S. Privacy Shield Framework (“Privacy Shield”) under which personal data could be transferred from the EEA to U.S. entities who had self-certified under the Privacy Shield scheme. As a result of Schrems II, we can no longer rely on the EU-U.S. Privacy Shield for these transfers, and our exclusive transfer mechanism is the SCCs. In Schrems II, while the court upheld the adequacy of the SCCs it made clear that reliance on them alone may not necessarily be sufficient in all circumstances. Use of the SCCs must now be assessed on a case-by-case basis taking into account the legal regime applicable in the destination country, in particular applicable surveillance laws and rights of individuals and additional measures and/or contractual provisions may need to be put in place, as per the contractual requirement built into the EC's new SCCs and the UK equivalent to conduct and document Data Transfer Impact Assessments addressing these issues. The CJEU went on to state that if a competent supervisory authority believes that the SCCs cannot be complied with in the destination country and the required level of protection cannot be secured by other means, such supervisory authority is under an obligation to suspend or prohibit that transfer. Supervisory authorities have pursued enforcement in cases where they have deemed the level of protection in the destination country to be insufficient.
U.S. and EU officials are actively seeking a solution to replace the Privacy Shield. On March 25, 2022, the U.S. and European Commission announced that they had agreed in principle to a new “Trans-Atlantic Data Privacy Framework” to enable trans-Atlantic data flows and address the concerns raised in the Schrems II decision. There is no clear timeline for the enactment of this new framework. Moreover, once enacted, the new framework is likely to be subject to legal challenges and may be struck down by the CJEU.
SCCs and other international data transfer mechanisms will continue to evolve and face additional scrutiny across the EU and the UK. For example, a new trans-Atlantic data privacy framework to succeed the invalidated Privacy Shield is being negotiated between the U.S. and the EU, but the status of the negotiations and the viability of the solution remains uncertain. In order to diversify our data transfer strategy, we continue to update our data protection compliance strategy accordingly and will continue to explore other options for managing data from Europe, including without limitation, conducting (or assisting data exporters in conducting) assessments and due diligence of the related data flows and destination countries across our supply chain and customer base, re-evaluating and amending our contractual and organizational arrangements (including our SCCs), where required, incorporating additional technical security measures, and considering suppliers that house data in the EU, which may involve substantial expense and distraction from other aspects of our business.
To the extent we are unsuccessful in establishing an adequate mechanism for international data transfers or do not comply with the regulatory requirements in respect of international transfers of data, there is a risk that any of our data transfers could be halted or limited. In addition, we could be at risk of enforcement action taken by an EU or UK data protection authority including regulatory action, significant fines and penalties (or potential contractual liabilities) until such point in time that we ensure an adequate mechanism for EU and UK data transfers to the U.S. and other countries is in place. This could damage our reputation, inhibit sales and harm our business.

We may be sued by third parties for alleged infringement or misappropriation of their intellectual property rights.
There is considerable patent and other intellectual property development activity in our industry. Our future success depends in part on not infringing upon or misappropriating the intellectual property rights of others. We have received, and may receive in the future, communications and lawsuits from third parties, including practicing entities and non-practicing entities, claiming that we are infringing upon or misappropriating their intellectual property rights, and we may be found to be infringing upon or misappropriating such rights. We may be unaware of the intellectual property rights of others that may cover some or all of our technology, or technology that we obtain from third parties. Any claims or litigation could cause us to incur significant expenses and, if successfully asserted against us, could require that we pay substantial damages or ongoing royalty or license payments, prevent us from offering our products or using certain technologies, require us to implement expensive workarounds, refund fees to customers or require that we comply with other unfavorable terms. In the case of infringement or misappropriation caused by technology that we obtain from third parties, any indemnification or other contractual protections we obtain from such third parties, if any, may be insufficient to cover the liabilities we incur as a result of such infringement or misappropriation. We may also be obligated to indemnify our customers or business partners in connection with any such claims or litigation and to obtain licenses, modify our products or refund fees, which could further exhaust our resources. Even if we were to prevail in the event of claims or litigation against us, any claim or litigation regarding our intellectual property could be costly and time-consuming and divert the attention of our management and other employees from our business operations and disrupt our business.
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
We use open source software in our products and expect to continue to use open source software in the future. There are uncertainties regarding the proper interpretation of and compliance with open source software licenses. Consequently, there is a risk that the owners of the copyrights in such open source software may claim that the open source licenses governing their use impose certain conditions or restrictions on our ability to use the software that we did not anticipate. Such owners may seek to enforce the terms of the applicable open source license, including by demanding release of the source code for the open source software, derivative works of such software, or, in some cases, our proprietary source code that uses or was developed using such open source software. These claims could also result in litigation, require us to purchase a costly license or require us to devote additional research and development resources to change our products, any of which could result in additional cost, liability and reputational damage to us, and harm to our business and results of operations. In addition, if the license terms for the open source software we utilize change, we may be forced to re-engineer our products or incur additional costs to comply with the changed license terms or to replace the affected open source software. Although we have implemented policies and tools to regulate the use and incorporation of open source software into our products, we cannot be certain that we have not incorporated open source software in our products in a manner that is inconsistent with such policies.
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

Certain government agencies in jurisdictions where we do business have had an extended focus on issues related to the taxation of multinational companies. In addition, the Organization for Economic Cooperation and Development (“OECD”) has introduced various guidelines changing the way tax is assessed, collected and governed. Of note are the efforts around base erosion and profit shifting which seek to establish certain international standards for taxing the worldwide income of multinational companies. These measures have been endorsed by the leaders of the world’s 20 largest economies.

The EU and the UK have recently established a mandate that focuses on the transparency of cross-border arrangements concerning at least one EU member state through mandatory disclosure and exchange of cross-border arrangements rules. These regulations (known as MDR in the UK and DAC 6 in the EU) require taxpayers to disclose certain transactions to the tax authorities resulting in an additional layer of compliance and require careful consideration of the tax benefits obtained when entering into transactions that need to be disclosed.

Also, in March 2018, the EC proposed a series of measures aimed at ensuring a fair and efficient taxation of digital businesses operating within the EU. As collaborative efforts by the OECD and EC continue, some countries have unilaterally moved to introduce their own digital service tax or equalization levy to capture tax revenue on digital services more immediately. Notably France, Italy, Austria, Spain, the UK, Turkey and India have enacted this tax, generally 2% on specific in-scope sales above a revenue threshold.

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
Future changes to U.S. tax laws may adversely impact our effective tax rate, cash flows and overall profitability. For example, proposals to increase the U.S. corporate income tax rate and increase taxation of international activities may result in additional tax liabilities, which may adversely impact our effective tax rate, cash flows and overall profitability.

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
While we primarily sell our products in U.S. dollars, we incur expenses in currencies other than the U.S. dollar, which exposes us to foreign currency exchange rate fluctuations. A large percentage of our expenses are denominated in the Australian dollar and the Indian rupee, and fluctuations in these currencies could have a material negative impact on our results of operations. Moreover, our subsidiaries, other than our U.S. subsidiaries, maintain net assets that are denominated in currencies other than the U.S. dollar. In addition, we transact in non-U.S. dollar currencies for our products, and, accordingly, changes in the value of non-U.S. dollar currencies relative to the U.S. dollar could affect our revenue and results of operations due to transactional and translational remeasurements that are reflected in our results of operations.
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
Various of our products are subject to U.S. export controls, including the U.S. Department of Commerce’s Export Administration Regulations and economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. These regulations may limit the export of our products and provision of our services outside of the U.S., or may require export authorizations, including by license, a license exception, or other appropriate government authorizations, including annual or semi-annual reporting and the filing of an encryption registration. Export control and economic sanctions laws may also include prohibitions on the sale or supply of certain of our products to embargoed or sanctioned countries, regions, governments, persons and entities. In addition, various countries regulate the importation of certain products through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our products. Import, export and economic sanctions laws may also change rapidly due to political events, such as has occurred in response to Russia’s invasion of Ukraine. The exportation, reexportation, and importation of our products, and the provision of services, including by our solution partners, must comply with these laws or else we may be adversely affected through reputational harm, government investigations, penalties, and a denial or curtailment of our ability to export our products or provide services. Complying with export control and sanctions laws can be time consuming and complex and may result in the delay or loss of sales opportunities. Although we take precautions to prevent our products from being provided in violation of such laws, we are aware of previous exports of certain of our products to a small number of persons and organizations that are the subject of U.S. sanctions or located in countries or regions subject to U.S. sanctions. If we are found to be in violation of U.S. sanctions or export control laws, it could result in substantial fines and penalties for us and for the individuals working for us. Changes in export or import laws or corresponding sanctions may delay the introduction and sale of our products in international markets, or, in some cases, prevent the export or import of our products to certain countries, regions, governments, persons or entities altogether, which could adversely affect our business, financial condition and results of operations.
We are also subject to various domestic and international anti-corruption laws, such as the U.S. Foreign Corrupt Practices Act and the UK Bribery Act, as well as other similar anti-bribery and anti-kickback laws and regulations. These laws and regulations generally prohibit companies and their employees and intermediaries from authorizing, offering, or providing improper payments or benefits to officials and other recipients for improper purposes. We rely on certain third parties to support our sales and regulatory compliance efforts and can be held liable for their corrupt or other illegal activities, even if we do not explicitly authorize or have actual knowledge of such activities. Although we take precautions to prevent violations of these laws, our exposure for violating these laws increases as our international presence expands and as we increase sales and operations in additional jurisdictions.
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
Under Sections 3(a)(1)(A) and (C) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), a company generally will be deemed to be an “investment company” for purposes of the Investment Company Act if (i) it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting, or trading in securities or (ii) it engages, or proposes to engage, in the business of investing, reinvesting, owning, holding, or trading in securities and it owns or proposes to acquire investment securities having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. We do not believe that we are an “investment company,” as such term is defined in either of these sections of the Investment Company Act. We currently conduct, and intend to continue to conduct, our operations so that neither we, nor any of our subsidiaries, is required to register as an “investment company” under the Investment Company Act. If we were obligated to register as an “investment company,” we would have to comply with a variety of substantive requirements under the Investment Company Act that impose, among other things, limitations on capital structure, restrictions on specified investments, prohibitions on transactions with affiliates, and compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would increase our operating and compliance costs, could make it impractical for us to continue our business as contemplated, and could harm our results of operations.

Risks Related to Ownership of Our Class A Ordinary Shares
The dual class structure of our ordinary shares has the effect of concentrating voting control with certain shareholders, in particular, our Co-Chief Executive Officers and their affiliates, which will limit our other shareholders’ ability to influence the outcome of important transactions, including a change in control.
Our Class B ordinary shares have ten votes per share and our Class A ordinary shares have one vote per share. As of June 30, 2022, shareholders who hold our Class B ordinary shares collectively hold approximately 88% of the voting power of our outstanding share capital and in particular, our Co-Chief Executive Officers, Michael Cannon-Brookes and Scott Farquhar, collectively hold approximately 88% of the voting power of our outstanding share capital. The holders of our Class B ordinary shares will collectively continue to control a majority of the combined voting power of our share capital and therefore be able to control substantially all matters submitted to our shareholders for approval so long as our Class B ordinary shares represent at least 10% of all of our outstanding Class A ordinary shares and Class B ordinary shares in the aggregate. These holders of our Class B ordinary shares may also have interests that differ from holders of our Class A ordinary shares and may vote in a way which may be adverse to such interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of Atlassian, could deprive our shareholders of an opportunity to receive a premium for their shares as part of a sale of Atlassian and might ultimately affect the market price of our Class A ordinary shares.
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
The trading price of our Class A ordinary shares is volatile and could continue to fluctuate significantly, regardless of our operating performance, in response to numerous factors, many of which are beyond our control, including:
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

•cyber-security and privacy breaches;
•lawsuits threatened or filed against us; and
•other events or factors, including those resulting from geopolitical risks, natural disasters, climate change, diseases and pandemics, including the COVID-19 pandemic, war, including Russia’s recent invasion of Ukraine, incidents of terrorism, or responses to these events.
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
The market price of our Class A ordinary shares could decline as a result of substantial sales of our Class A ordinary shares, particularly sales by our directors, executive officers and significant shareholders, or the perception in the market that holders of a large number of shares intend to sell their shares. As of June 30, 2022, we had 144,891,749 outstanding Class A ordinary shares and 110,035,649 outstanding Class B ordinary shares.
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
We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, the listing requirements of Nasdaq and other applicable securities rules and regulations. Compliance with these rules and regulations has increased our legal and financial compliance costs, making some activities more difficult, time-consuming, and costly, and has increased demand on our systems and resources. Such demands would likely continue to increase, particularly if we were to lose our status as a “foreign private issuer” as discussed below. The Exchange Act requires, among other things, that we file annual reports with respect to our business and results of operations. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and, if required, improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight is required. As a result of the complexity involved in complying with the rules and regulations applicable to public companies, our management’s attention may be diverted from other business concerns, which could harm our business, results of operations and financial condition. In addition, the pressures of operating a public company may divert management’s attention to delivering short-term results, instead of focusing on long-term strategy.
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
Risks Related to being a Foreign Private Issuer or an English Company
The risks in this subsection of the “Risk Factors” section that relate to our status as a foreign private issuer or English company will change if the U.S. Domestication is consummated.
As a foreign private issuer, we are permitted to report our financial results under IFRS, are exempt from certain rules under the U.S. securities laws and are permitted to file less information with the SEC than a U.S. company, and our Class A ordinary shares are not listed, and we do not intend to list our shares, on any market in the UK, our country of incorporation. This may limit the information available to holders of our Class A ordinary shares.
We are a “foreign private issuer,” as defined in the SEC’s rules and regulations and, consequently, we are not subject to all of the disclosure requirements applicable to public companies organized within the U.S. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act, including the U.S. proxy rules under Section 14 of the Exchange Act. In addition, our officers and directors are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, while we have been, and expect to continue to, voluntarily submit quarterly interim consolidated financial data to the SEC under cover of the SEC’s Form 6-K, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies and are not required to file quarterly reports on Form 10-Q or current reports on Form 8-K under the Exchange Act. If some investors find our Class A ordinary shares less attractive because of these exemptions, there may be a less active trading market for our Class A ordinary shares and our share price may be more volatile.
Furthermore, our shares are not listed and we do not currently intend to list our shares on any market in the UK, our country of incorporation. As a result, we are not subject to the reporting and other requirements of companies listed in the UK. Accordingly, there will be less publicly available information concerning Atlassian than there would be if we were a public company organized in the U.S.
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
As a foreign private issuer whose shares are listed on Nasdaq, we are permitted to follow English corporate law and the Companies Act 2006 (“Companies Act”) with regard to certain aspects of corporate governance in lieu of certain requirements under the Nasdaq listing standards.

A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the Nasdaq listing standards with which it does not comply, followed by a description of its applicable home country practice. Our home country practices differ in significant respects from the corporate governance requirements applicable to U.S. domestic issuers listed on Nasdaq and may, therefore, afford less protection to holders of our Class A ordinary shares.
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
In order to maintain our current status as a foreign private issuer, either (i) a majority of voting power of our shares must be either directly or indirectly owned of record by non-residents of the U.S. or (ii) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50% of our assets cannot be located in the U.S., and (c) our business must be administered principally outside the U.S. Additionally, in connection with the U.S. Domestication, in July 2022, we distributed proxy materials for a planned August 2022 shareholder meeting seeking approval to redomicile our Nasdaq-listed parent holding company from the UK to the U.S., which, if consummated, would cause us to lose our foreign private issuer status. For more information, refer to our Report on Form 6-K filed with the SEC on July 11, 2022. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We would also be required under current SEC rules to prepare our financial statements in accordance with GAAP and modify certain of our corporate governance practices in accordance with various SEC rules and the Nasdaq listing standards. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer will likely be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it could make it more difficult and expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.
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
In addition, because we are a public limited company whose registered office is in the UK, we may become subject to the UK City Code on Takeovers and Mergers (“Takeover Code”), which is issued and administered by the UK Panel on Takeovers and Mergers (“Takeover Panel”). The Takeover Code applies, among other things, to an offer for a public company whose registered office is in the UK and whose securities are admitted to trading on a regulated market or multilateral trading facility in the UK (and for these purposes Nasdaq does not fall within the definition of regulated market or multilateral trading facility), or to an offer for a public company whose registered office is in the UK if Atlassian is considered by the Takeover Panel to have its place of central management and control in the UK. Although we believe that the Takeover Code does not apply to us, the Takeover Panel will be responsible for determining whether we have our place of central management and control in the UK by looking at various factors, including the structure of our board of directors and where they are resident.
If at the time of a takeover offer the Takeover Panel determines that we have our place of central management and control in the UK, or if at that time we have our shares admitted to trading on a regulated market or multilateral trading facility in the UK (or a regulated market in one or more member states of the European Economic Area), we would be subject to a number of rules and restrictions, including, but not limited to, the following: (i) our ability to enter into deal protection arrangements with a bidder would be extremely limited; (ii) we may not, without the approval of our shareholders, be able to perform certain actions that could have the effect of frustrating an offer, such as issuing shares or carrying out acquisitions or disposals; and (iii) we would be obliged to provide equality of information to all bona-fide competing bidders.
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
Shareholders in certain jurisdictions may not be able to exercise their preemptive rights if we increase our share capital.
Under the Companies Act, our shareholders generally have the right to subscribe and pay for a sufficient number of our shares to maintain their relative ownership percentages prior to the issuance of any new shares in exchange for cash consideration. Shareholders in certain jurisdictions may not be able to exercise their preemptive rights unless securities laws have been complied with in such jurisdictions with respect to such rights and the related shares, or an exemption from the requirements of the securities laws of these jurisdictions is available. We currently do not intend to register the Class A ordinary shares under the laws of any jurisdiction other than the U.S., and no assurance can be given that an exemption from the securities laws requirements of other jurisdictions will be available to shareholders in these jurisdictions. To the extent that such shareholders are not able to exercise their preemptive rights, the preemptive rights would lapse, and the proportional interests of such shareholders would be reduced.
Further, the Companies Act provides that in certain circumstances the preemptive rights available to shareholders can be overridden, including where there is an issue of shares for non-cash consideration or the misapplication of the preemptive rights is approved by the holders of at least 75% of our outstanding shares. Our shareholders have approved the misapplication of these preemptive rights for a period of five years from our fiscal year 2017 annual general meeting of shareholders.
U.S. holders of our shares could be subject to material adverse tax consequences if we are considered a “passive foreign investment company” for U.S. federal income tax purposes.
A corporation organized outside the United States generally will be classified as a “passive foreign investment company” for U.S. federal income tax purposes in any taxable year in which, after applying certain look-through rules with respect to the income and assets of its subsidiaries, either: (i) at least 75% of its gross income is “passive income” or (ii) at least 50% of the average quarterly value of its total gross assets (which, assuming we are not a controlled foreign corporation for the year being tested, would be measured by the fair market value of our assets) is attributable to assets that produce “passive income” or are held for the production of “passive income.”
We do not believe that we were a passive foreign investment company for our taxable year ending on June 30, 2022, and we do not expect to become a passive foreign investment company in our current taxable year. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a passive foreign investment company for the current taxable year or any future taxable years. If we were a passive foreign investment company for any taxable year while a taxable U.S. holder held our shares, such U.S. holder would generally be taxed at ordinary income rates on any sale of our shares and on any dividends treated as “excess distributions.” An interest charge also generally would apply based on any taxation deferred during such U.S. holder’s holding period in the shares.

U.S. investors may have difficulty enforcing civil liabilities against the Company, our directors, or our executive officers.
Under English law, a director owes various statutory and fiduciary duties to the Company, and not, except in certain limited circumstances, to shareholders. This means that under English law generally the Company, rather than the shareholders, is the proper claimant in an action in respect of a wrong done to the Company by a director. Notwithstanding this general position, the Companies Act provides that a court may allow a shareholder to bring a derivative claim, which is an action in respect of and on behalf of the Company, in respect of a cause of action arising from a director’s negligence, default, breach of duty or breach of trust. The ability to bring a derivative claim is, however, subject to compliance with a number of procedural requirements, which may in practice be difficult for shareholders to comply with.
We are a public limited company incorporated under the laws of England. Certain of our directors and executive officers reside outside the U.S. In addition, a substantial portion of our assets and a substantial portion of the assets of such directors and executive officers, are located outside the U.S. As a result, it may be difficult for an investor to serve legal process on us or our directors and executive officers or have any of them appear in a U.S. court.
It may not be possible to bring proceedings or enforce a judgment of a U.S. court in respect of civil liabilities predicated on the U.S. federal securities laws in England. The English courts will not enforce, either directly or indirectly, a penal, revenue or other public law of a foreign state. In addition, awards of punitive damages in actions brought in the U.S. or elsewhere may be unenforceable in England. An award of damages is usually considered to be punitive if it does not seek to compensate the claimant for loss or damage suffered and is instead intended to punish the defendant. In addition to public policy aspects of enforcement, the enforceability of any judgment in England will depend on the particular facts of the case such as the nature of the judgment and whether the English court considered the U.S. court to have had jurisdiction. It will also depend on the laws and treaties in effect at that time. The U.S. and the UK do not currently have a treaty or convention providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Therefore, to enforce a judgment of a U.S. court, the party seeking to enforce the judgment must bring an action at common law in respect of the amount due under the judgment.
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
•compliance with laws and regulations for foreign operations, including anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act, the U.S. Travel Act, and the UK Bribery Act), import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory or contractual limitations on our ability to sell our products in certain foreign markets, and the risks and costs of non-compliance;

•heightened risks of unfair or corrupt business practices in certain geographies that may impact our financial results and result in restatements of our consolidated financial statements;
•fluctuations in currency exchange rates, rising interest rates, and related effects on our results of operations;
•difficulties in repatriating or transferring funds from, or converting currencies in certain countries;
•weak economic conditions which could arise in each country or region in which we operate or sell our products, including due to rising inflation or hyperinflation, such as is occurring in Turkey, and related interest rate increases, or general political and economic instability around the world, including as a result of the COVID-19 pandemic and Russia’s invasion of Ukraine;
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
•imposition of travel restrictions, prohibitions of non-essential travel, modifications of employee work locations, or cancellation or reorganization of certain sales and marketing events as a result of the COVID-19 pandemic or future pandemics or public health emergencies;
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
Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. Our business depends on demand for business software applications generally and for collaboration software solutions in particular. In addition, the market adoption of our products and our revenue is dependent on the number of users of our products. To the extent that weak economic conditions, including as a result of the COVID-19 pandemic, rising inflation, increases in interest rates, or Russia’s invasion of Ukraine, reduce the number of personnel providing development or engineering services or that limit the available budgets within organizations for software products, demand for our products could be harmed. If economic conditions deteriorate, our customers and prospective customers may elect to decrease their information technology budgets, which would limit our ability to grow our business and harm our results of operations.
In addition, the recent COVID-19 pandemic has created significant additional uncertainty for the global economy. If the outbreak worsens or continues for an indefinite period of time, especially in regions in which we have material operations or sales, our business and results of operations could be adversely affected.

Catastrophic events may disrupt our business.
Natural disasters, pandemics, including the COVID-19 pandemic, other public health emergencies, geopolitical conflicts, social or political unrest, or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could harm our business. We have a large employee presence and operations in the San Francisco Bay Area, California and Australia. The west coast of the U.S. contains active earthquake zones and is often at risk from wildfires. Australia has recently experienced significant wildfires and flooding that have impacted our employees. In the event of a major earthquake, hurricane, typhoon or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our product availability, breaches of data security and loss of critical data, all of which could harm our business, results of operations and financial condition.
Additionally, we rely on our network and suppliers of third-party infrastructure and applications, internal technology systems, and our websites for our development, marketing, internal controls, operational support, hosted services and sales activities. If these systems were to fail or be negatively impacted as a result of a natural disaster, disease or pandemic, including the COVID-19 pandemic, or catastrophic event, our ability to conduct normal business operations and deliver products to our customers could be impaired.
As we grow our business, the need for business continuity planning and disaster recovery plans will grow in significance. If we are unable to develop adequate plans to ensure that our business functions continue to operate during and after a disaster, disease or pandemic, including the COVID-19 pandemic, or catastrophic event, or if we are unable to successfully execute on those plans, our business and reputation could be harmed.
Climate change may have a long-term impact on our business.
The long-term effects of climate change on the global economy and the technology industry in particular are unclear, however we recognize that there are inherent climate related risks wherever business is conducted. Climate-related events, including the increasing frequency of extreme weather events and their impact on critical infrastructure in the U.S., Australia and elsewhere, have the potential to disrupt our business, our third-party suppliers, and/or the business of our customers, and may cause us to experience higher attrition, losses and additional costs to maintain and resume operations.

We depend on our executive officers and other key employees and the loss of one or more of these employees or the inability to attract and retain highly skilled employees could harm our business.
Our success depends largely upon the continued services of our executive officers and key employees. We rely on our leadership team and other key employees in the areas of research and development, products, strategy, operations, security, go-to-market, marketing, IT, support, and general and administrative functions. From time to time, there may be changes in our executive management team resulting from the hiring or departure of executives, which could disrupt our business. For example, we announced that we hired a new Chief Financial Officer who plans to join us in September 2022 and we recently hired a new Chief Technology Officer who joined us in May 2022. In addition, we do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers, especially our Co-Chief Executive Officers, or other key employees could harm our business.
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
Given the global nature of our business, we may have diversified U.S. and non-U.S. investments. Credit ratings and pricing of our investments can be negatively affected by liquidity, credit deterioration, financial results, economic risk, including from impacts of inflation, the COVID-19 pandemic and Russia’s invasion of Ukraine, political risk, sovereign risk or other factors. As a result, the value and liquidity of our investments may fluctuate substantially. Therefore, although we have not realized any significant losses on our investments, future fluctuations in their value could result in a significant realized loss.
Item 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
Corporate Information
Atlassian Corporation Plc was incorporated and registered in the United Kingdom in November 2013 as a public company limited by shares. Our registered office is located at Exchange House, Primrose Street, London EC2A 2EG, c/o Herbert Smith Freehills LLP. Our principal offices are located at Level 6, 341 George St., Sydney, NSW, 2000 Australia for Atlassian Pty Ltd and at 350 Bush Street, Floor 13, San Francisco, California 94104 for Atlassian US, Inc.
Atlassian Corporation Plc is a holding company, and we conduct substantially all of our business through certain of our subsidiaries, including Atlassian Pty Ltd and Atlassian US, Inc.
The principal laws and legislation under which we operate, and under which the Class A ordinary shares and Class B ordinary shares are issued, is the Companies Act and the regulations made thereunder.
Beginning February 2022, we no longer sell new perpetual licenses for our products, or offer upgrades to these on-premises versions of our products, and plan to end maintenance and support for these on-premises versions of our products in February 2024. We are proactively helping our customers transition to other versions of our products with our migration tools and programs, customer support teams, and pricing and packaging options.

The Securities and Exchange Commission (“SEC”) maintains an internet site at www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. Our website address is atlassian.com. The information contained on our website is not part of this Annual Report.
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
We begin with a deep investment in product development to create and refine high-quality and versatile products that users love. By making our products affordable for organizations of all sizes and transparently sharing our pricing online for most of our products, we do not follow the practice of opaque pricing and ad hoc discounting that is typical in the enterprise software industry. We pursue customer volume, targeting every organization, regardless of size, industry, or geography. This allows us to operate at unusual scale for an enterprise software company, with more than 240,000 customers across virtually every industry sector in approximately 200 countries as of June 30, 2022. Our customers range from small organizations that have adopted one of our products for a small group of users, to over two-thirds of the Fortune 500, many of which use a combination of our products across thousands of users. Please refer to “Item 5. Operating and Financial Review and Prospects” for our revenues, including by geography information.
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

•Scale-oriented - Our model is designed to generate and benefit from significant customer scale and our goal is to maximize the number of individual users of our software. With more than 240,000 customers using our software today, we are able to reach a vast number of users, gather insights to continually improve our offerings, and generate revenue growth by expanding within our customer accounts. Many of our customers started as significantly smaller customers and we have demonstrated our ability to grow within our existing customer base. Our products drive mission-critical workflows within customers of all sizes, including enterprise customers. We offer enhanced capabilities in the premium and enterprise editions of our products, and we efficiently evolve our expansion sales motion within these larger customers. Ultimately, our model is designed to serve customers large and small and to benefit from the data, network effects, and customer insights that emerge from such scale.
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
•Team-driven - As our mission is to unleash the potential of every team, we value teamwork highly. We encourage our employees to be both team-oriented and entrepreneurial in identifying problems and inventing solutions. Dedication to teamwork starts at the top of our organization with our unique co-CEO structure, and is celebrated throughout our Company.
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

Our Financial Model
By developing a product strategy, distribution model, and culture that are designed around the needs of our customers and users, we believe that we have established a financial model that is favorable for our shareholders. Our model has allowed us to grow customers and revenue steadily while generating positive free cash flow for each of the last 17 fiscal years. Our model relies on rapidly and efficiently landing new customers and expanding our relationship with them over time. The following are the key elements of our model:
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
•Positive Free Cash Flow - By reducing customer acquisition costs and establishing a revenue model that has scaled linearly, our model has allowed us to have positive free cash flow for each of the last 17 fiscal years.
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
Confluence. Confluence is a social and flexible content collaboration platform used to create, share, organize, and discuss projects. Through Confluence’s rich and dynamic editor, our customers create and share their work —

meeting notes, blogs, product requirements, file lists, company information, or project plans — with their team or external customers. Confluence’s collaborative capabilities enable teams to stay up to date and on the same page.
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
Atlassian Access. Atlassian Access is an enterprise-wide product for enhanced security and centralized administration that works across every Atlassian cloud product used, including Jira, Jira Service Management, Confluence, Trello, and Bitbucket.
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
The Atlassian Cloud Platform
Our products are built upon a platform of shared components and services that provide a common system for user management, add-ons, search, user interfaces and more. Our strategy is to build more common services and functionality shared across our platform. This approach allows us to develop and introduce new products faster, as we can leverage common foundational services that already exist. This approach also allows our products to more seamlessly integrate with one another, and provides customers better experiences when using multiple products.
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
We offer the Atlassian Marketplace to customers to simplify the discovery and purchase of add-on capabilities for our products and to third-party vendors and developers to more easily reach our customer base, and to simplify license management and renewals. In fiscal year 2022, the Atlassian Marketplace generated over $550 million in purchases.
In September 2020, we announced the launch of Atlassian Ventures, with $50 million in initial funding. As of June 30, 2022, Atlassian Ventures has invested over $100 million across dozens of companies focused on building the future of collaborative teamwork in the cloud. Atlassian Ventures intends to invest additional funds in the coming years. To date, Atlassian Ventures has invested in early-stage startups building apps integrated into Atlassian Cloud products and monetized through the Atlassian Marketplace as well as growth-stage startups deepening their partnerships with Atlassian.
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
Community and Ecosystem
We are deeply committed to our global community, which as of June 30, 2022 includes a network of nearly 700 solution partners. We foster a sense of community with our users through our Atlassian Community Events (“ACE”) program, where users can meet at customer and developer events, including Atlassian Team, and Atlassian Community, our online community which features user-generated questions and answers with in-depth discussion of our products. While these events are typically held in-person, as a result of the COVID-19 pandemic, we have adjusted the format of various events to be hosted virtually in accordance with local public health guidelines.
ACEs are community-led meetups held around the world that we sponsor and are run by a network of enthusiastic and committed customers who develop an agenda covering wide-ranging topics for users to discuss together.
Atlassian Team is our flagship user event where our users can engage and learn from thousands of other users and hundreds of product experts. We use the event to share future product themes, deeper how-tos and customer-lead best practices. The event also features product demos and training courses and is a large networking opportunity for customers to meet each other, our partner ecosystem, and our employees. Building on Atlassian Team, we will be holding events tailored to each of our markets, beginning with Atlassian Presents: Work Life in September 2023. These tailored events aim to build deeper relationships with our global audience and give attendees an up-close view of how Atlassian products can help them collaborate more effectively.
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

Further customized support and professional services are provided through Atlassian solution partners. We have nearly 700 solution partners worldwide dedicated to handling specific needs of our customers, such as translating documentation, providing on-site demos or training, building add-ons, tuning deployments, assisting with complex enterprise solutions, and providing setup or agile-based coaching. Our solution partners specialize in environment integrations and customizations and work with some of our largest customers to conduct hands-on system integrations, deployments, and upgrades.
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
•IT Teams - Our competitors range from cloud vendors, including ServiceNow, PagerDuty, and Freshworks, to legacy vendors such as BMC Software (Remedy) that offer service desk solutions.
•Business Teams - Our competitors range from large technology vendors, including Microsoft and Google, that offer a suite of products, to smaller companies like Asana, Monday.com, Notion and Smartsheet, which offer point solutions for team collaboration.
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
Employees
Our employees are our greatest asset and we strive to foster a collaborative, productive and fun work environment. As of June 30, 2022, 2021 and 2020 we had 8,813, 6,420, and 3,616 employees, respectively.

C. Organizational Structure
Atlassian Corporation Plc is a holding company and we conduct substantially all of our business through certain of our subsidiaries. As of June 30, 2022, our subsidiaries, all of which are wholly-owned, are as follows:

Name	Country of Incorporation
Atlassian (UK) Limited	United Kingdom, United States of America
Atlassian (UK) Holdings Limited	United Kingdom, United States of America
Atlassian (Australia) Limited	United Kingdom, United States of America
Atlassian (UK) Operations Limited	United Kingdom
Atlassian (US) LLC	United States of America
Atlassian US, Inc.	United States of America
Atlassian Network Services, Inc.	United States of America
Dogwood Labs, Inc.	United States of America
Trello, Inc.	United States of America
AgileCraft LLC	United States of America
OpsGenie, Inc.	United States of America
Opsgenie Yazılım Anonim Şirketi	Turkey
iFountain, LLC	United States of America
Halp, Inc.	United States of America
Buddy AI Inc.	United States of America
Atlassian Australia 1 Pty Ltd	Australia
Atlassian Australia 2 Pty Ltd	Australia
Atlassian Corporation Pty. Ltd.	Australia
Atlassian Pty Ltd	Australia
Good Software Co. Pty Ltd	Australia
Code Barrel Pty Ltd	Australia
Lead Green Pty Ltd	Australia
Lead Green Trust	Australia
Vertical First Pty Ltd	Australia
Vertical First Trust	Australia
Atlassian Capital Pty. Ltd.	Australia
MITT Australia Pty Ltd	Australia
MITT Trust	Australia
Atlassian Holdings B.V.	Netherlands
Atlassian K.K.	Japan
Atlassian Germany GmbH	Germany
Atlassian Philippines, Inc.	Philippines
Atlassian France SAS	France
Atlassian B.V.	Netherlands
Atlassian Canada Inc.	Canada
Atlassian India LLP	India
Mindville AB	Sweden
Atlassian New Zealand	New Zealand
Atlassian Poland sp z o.o.	Poland
Chart.io, Inc.	United States of America
ThinkTilt Pty Ltd	Australia

D. Property, Plant and Equipment
As of June 30, 2022, our principal offices consist of approximately 261,000 and 325,000 square feet of leased office facilities in Sydney, Australia and the San Francisco Bay Area, California, United States, respectively. We also lease other office facilities around the world, including Austin, Texas; New York, New York; and Boston, Massachusetts, in the United States; the Netherlands; Japan; the Philippines; India; Poland; Sweden; and Turkey.
In March 2022, we entered into an Agreement for Lease (the “AFL”) for our new global headquarters in Sydney, Australia (the “Australian HQ Property”). Following completion of the development of the Australian HQ Property, the AFL requires us to enter into a lease agreement for the planned office space. The lease is expected to commence in fiscal year 2027 and will continue for 15 years, with our option to extend the term for up to two additional ten-year periods.
We believe that suitable additional or alternative space will be available as needed to accommodate our growth if we require additional space.
Item 4A. Unresolved Staff Comments
Not applicable.
Item 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes appearing under “Item 18. Financial Statements.” As discussed in the section titled “Special Note Regarding Forward-Looking Statements,” the following discussion and analysis contains forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled “Risk Factors” in this Annual Report.
The following section generally discusses fiscal years 2022 and 2021 items and year-to-year comparisons between fiscal years 2022 and 2021, as well as certain fiscal year 2020 items. Discussions of fiscal year 2020 items and year-to-year comparisons between fiscal years 2021 and 2020 that are not included in this Annual Report can be found in “Item 5. Operating and Financial Review and Prospects” of our annual report on Form 20-F for the fiscal year ended June 30, 2021.
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
We begin with a deep investment in product development to create and refine high-quality and versatile products that users love. By making our products affordable for organizations of all sizes and transparently sharing our pricing online for most of our products, we do not follow the practice of opaque pricing and ad hoc discounting that is typical in the enterprise software industry. We pursue customer volume, targeting every organization, regardless of size, industry, or geography. This allows us to operate at unusual scale for an enterprise software company, with more than 240,000 customers across virtually every industry sector in approximately 200 countries as of June 30, 2022. Our customers range from small organizations that have adopted one of our products for a small group of users, to over two-thirds of the Fortune 500, many of which use a combination of our products across thousands of users.

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
A substantial majority of our sales are automated through our website, including sales of our products through our solution partners and resellers. Our solution partners and resellers primarily focus on customers in regions that require local language support and other customized needs. Sales through indirect channels comprised approximately 40% of total revenue for fiscal year 2022. We plan to continue to invest in our partner programs to help us enter and grow in new markets, complementing our automated, low-touch approach.
We generate revenues primarily in the form of subscriptions, maintenance and other sources. Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide (“Cloud offerings”). We also sell on-premises term license agreements for our Data Center products (“Data Center offerings”), consisting of software licensed for a specified period and support and maintenance service that is bundled with the license for the term of the license period. Subscription revenues also include subscription-based agreements for our premier support services. From time to time, we make changes to our product offerings, prices and pricing plans for our products which may impact the growth rate of our revenue, our deferred revenue balances, and customer retention.
Maintenance provides our customers with access to unspecified future updates, upgrades and enhancements and technical product support on an if-and-when available basis for perpetual license products purchased and operated by our customers on their premises (“Server offerings”). Maintenance revenue combined with our subscription revenue business, through our Cloud and Data Center products, results in a large recurring revenue base. In each of the past three fiscal years, more than 80% of our total revenues have been of a recurring nature from either maintenance fees or subscriptions.
Customers typically pay us maintenance fees annually, at the beginning of each year. We typically recognize revenue on the license portion of perpetual license arrangements (part of Server offerings) and term license agreements (Data Center offerings) once the customer obtains control of the license, which is generally upon delivery of the license, and for maintenance and subscriptions, revenue is recognized ratably over the term of the contract. Any invoice amounts or payments received in advance of revenue recognition from subscriptions or maintenance are included in our deferred revenue balance. The deferred revenue balance is influenced by several factors, including customer decisions around the timing of renewals, length of contracts and invoice timing within the period. We no longer sell new perpetual licenses for our products. Beginning February 2022, we no longer sell upgrades to these on-premises versions of our products and plan to end maintenance and support for these on-premises versions of our products in February 2024. We will proactively help our customers transition to other versions of our products with our migration tools and programs, customer support teams, and pricing and packaging options.
Key Metrics
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
In the first quarter of fiscal year 2022, we refined the definition of number of customers at the end of any particular period to be the number of organizations with unique domains that have at least one active and paid non-starter license or subscription, with two or more seats. A single-user account is no longer counted as a customer. While a single customer may have distinct departments, operating segments, or subsidiaries with multiple active licenses or subscriptions of our products, if the product deployments share a unique domain name, we only include the customer once for purposes of calculating this metric. We define active licenses as those licenses that are under an active maintenance or subscription contract as of period end.
Our customers, as defined in this metric, have generated substantially all of our revenue in each of the periods presented. Including single-user accounts and organizations who have only adopted our free or starter products, the active use of our products extends well beyond our more than 240,000 customers. With these customers using our software today, we are able to reach a vast number of users, gather insights to refine our offerings and generate growing revenue by expanding within our customer base. No single customer contributed more than 5% of our total revenues during the fiscal year ended June 30, 2022.
The following table sets forth our number of customers under both the current definition and prior definition:

	As of June 30,
	2022	2021	2020
Number of customers (under current definition) *	242,623	204,754	159,433
Number of customers (under prior definition)	**	236,118	174,097
*The primary difference between the customer count under the current and prior definition is that Trello single-user accounts are no longer included.
**Number of customers was no longer counted under the prior definition beginning on September 30, 2021.
Free cash flow
Free cash flow is a non-IFRS financial measure that we calculate as net cash provided by operating activities less net cash used in investing activities for capital expenditures, and net cash used in financing activities for payments of lease obligations. Management considers free cash flow to be a liquidity measure that provides useful information to management and investors about the amount of cash generated by our business that can be used for strategic opportunities, including investing in our business, making strategic acquisitions, and strengthening our statement of financial position. Free cash flow is not a measure calculated in accordance with IFRS and should not be considered in isolation from, or as a substitute for financial information prepared in accordance with IFRS, such as IFRS net cash provided by operating activities. In addition, Free cash flow may not be comparable to similarly titled metrics of other companies due to differences among methods of calculation. The following table presents a reconciliation of net cash provided by operating activities to free cash flow for the periods presented:

	Fiscal Year Ended June 30,
	2022	2021	2020
	(U.S. $ in thousands)
IFRS net cash provided by operating activities	$883,496	$841,330	$574,210
Less: Capital expenditures	(70,583)	(31,520)	(35,709)
Less: Payments of lease obligations	(49,142)	(44,874)	(38,125)
Free cash flow	$763,771	$764,936	$500,376
Free cash flow decreased by $1.2 million during the fiscal year ended June 30, 2022 as compared to the fiscal year ended June 30, 2021 as a result of an increase of $39.1 million in capital expenditures and an increase of lease obligation payments of $4.3 million, offset by an increase of $42.2 million in net cash provided by operating activities.
For more information about net cash provided by operating activities, please see “Liquidity and Capital Resources.”

A. Results of Operations
Components of Results of Operations
Sources of Revenues
Subscription revenues
Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide. We also sell on-premises term license agreements for our Data Center products, which consist of software licensed for a specified period and include support and maintenance services that are bundled with the license for the term of the license period. Subscription revenues also include subscription-based agreements for our premier support services. Subscription revenues are driven primarily by the number and size of active licenses, the type of product and the price of the licenses. Our subscription-based arrangements generally have a contractual term of one to twelve months, with a majority being one month. For cloud-based services, subscription revenue is recognized ratably as services are performed, commencing with the date the service is made available to customers. For Data Center products, we recognize revenue upfront for the portion that relates to the delivery of the term license and the support and related revenue is recognized ratably as the services are delivered over the term of the arrangement. Premier support consists of subscription-based arrangements for a higher level of support across different deployment options, and revenue is recognized ratably as the services are delivered over the term of the arrangement.
Maintenance revenues
Maintenance revenues represent fees earned from providing customers unspecified future updates, upgrades and enhancements and technical product support for perpetual license products on an if-and-when-available basis. Maintenance revenue is recognized ratably over the term of the support period.
Other revenues
Other revenues include primarily fees received for sales of third-party apps in the Atlassian Marketplace and perpetual license revenues. Technical account management, consulting and training services are also included in other revenues. Revenue from the sale of third-party apps via Atlassian Marketplace is recognized on the date of product delivery on a net basis given that all of our performance obligations have been satisfied at that time and we function as the agent in the relationship. Revenue from technical account management is recognized over the time period that the customer has access to the service. Revenue from consulting and training is recognized over time as the services are performed. Perpetual license revenues represent fees earned from the perpetual licenses of software to customers for use on the customer’s premises. Perpetual license revenues consist of the revenues recognized from sales of licenses to new customers and additional licenses to existing customers. We typically recognize revenue on the license portion of perpetual license arrangements once the customer obtains control of the license, which is generally upon delivery of the license.
Cost of Revenues
Cost of revenues primarily consists of expenses related to hosting our cloud-based infrastructure, which includes third-party hosting fees and depreciation associated with computer equipment and software; compensation expenses for our employees, including share-based payment expense, consulting and contractors costs, associated with our customer support and infrastructure service teams; payment processing fees; amortization of acquired intangible assets; certain IT program fees; and facilities and related overhead costs. To support our cloud-based infrastructure, we utilize third-party managed hosting facilities and self-managed data centers. We allocate share-based payment expense to personnel costs based on the expense category in which the employee works. We allocate overhead such as information technology infrastructure, rent and occupancy charges in each expense category based on headcount in that category. As such, general overhead expenses are reflected in cost of revenues and operating expense categories.
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
Research and development
Research and development expenses consist primarily of compensation expense for our employees, including share-based payment expense, consulting and contractors costs, contract software development costs, certain IT program expenses, and facilities and related overhead costs. We continue to focus our research and development efforts on building new products, adding new features and services, integrating acquired technologies, increasing functionality, enhancing our cloud-based infrastructure and developing our mobile capabilities.
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
During the fiscal years ended 2022 and 2021 we recognized share-based payment expense of $707.1 million and $385.7 million, respectively. As of June 30, 2022, the aggregate share-based payment expense remaining to be amortized to cost of revenues and operating expenses, over a weighted-average period of 1.46 years, was $675.8 million. We expect this share-based payment expense balance to be amortized as follows: $438.7 million during fiscal year 2023; $172.9 million during fiscal year 2024; $57.8 million during fiscal year 2025 and $6.4 million thereafter. The expected amortization reflects only outstanding share awards as of June 30, 2022.
Income taxes
Income taxes primarily consist of income taxes in the UK, Australia and the U.S., as well as income taxes in certain other foreign jurisdictions.
We generally conduct our international operations through wholly-owned subsidiaries and report our taxable income in various jurisdictions.

Net loss
We incurred a net loss during the fiscal years 2022 and 2021 on an IFRS basis primarily due to marking to fair value of the Exchange and Capped Call Derivatives and settlements of our exchangeable senior notes (the “Notes”) and capped call transactions. Please refer to Note 16, “Debt,” to the notes to our consolidated financial statements for details of our Notes and capped call transactions. The net loss was also attributable to our significant investments in research and development, and in technology infrastructure for our Cloud offerings. We invested in the development of new products along with new features and enhancements for our existing products. We also continued to grow our headcount as we scaled and increased investments in our teams.
Results of Operations
The following table sets forth our results of operations for the periods indicated:

	Fiscal Year Ended June 30,
	2022	2021	2020
	(U.S. $ and shares in thousands, except per share data)
Revenues:
Subscription	$2,096,706	$1,324,064	$931,455
Maintenance	495,077	522,971	469,350
Other	211,099	242,097	213,368
Total revenues	2,802,882	2,089,132	1,614,173
Cost of revenues (1) (2)	465,707	336,021	268,807
Gross profit	2,337,175	1,753,111	1,345,366
Operating expenses:
Research and development (1) (2)	1,397,568	963,326	763,188
Marketing and sales (1) (2)	567,691	372,909	299,683
General and administrative (1)	478,373	315,242	268,409
Total operating expenses	2,443,632	1,651,477	1,331,280
Operating income (loss)	(106,457)	101,634	14,086
Other non-operating expense, net	(434,588)	(620,759)	(338,486)
Finance income	2,297	7,174	27,801
Finance costs	(25,824)	(122,713)	(49,610)
Loss before income tax expense	(564,572)	(634,664)	(346,209)
Income tax expense	(49,552)	(61,651)	(4,445)
Net loss	$(614,124)	$(696,315)	$(350,654)
Net loss per share attributable to ordinary shareholders:
Basic	$(2.42)	$(2.79)	$(1.43)
Diluted	$(2.42)	$(2.79)	$(1.43)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	253,312	249,679	244,844
Diluted	253,312	249,679	244,844
(1)    Amounts include share-based payment expense, as follows:

Cost of revenues	$44,848	$24,739	$19,787
Research and development	437,607	253,328	204,150
Marketing and sales	109,338	46,978	41,960
General and administrative	115,294	60,687	47,498

(2)    Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$22,694	$22,394	$29,509
Research and development	374	168	166
Marketing and sales	9,330	9,192	12,860
The following table sets forth our results of operations data for each of the periods indicated as a percentage of total revenues:

	Fiscal Year Ended June 30,
	2022	2021	2020
Revenues:
Subscription	75%	63%	58%
Maintenance	18	25	29
Other	7	12	13
Total revenues	100	100	100
Cost of revenues	17	16	17
Gross profit	83	84	83
Operating expenses:
Research and development	50	46	47
Marketing and sales	20	18	18
General and administrative	17	15	17
Total operating expenses	87	79	82
Operating income (loss)	(4)	5	1
Other non-operating expense, net	(15)	(30)	(21)
Finance income	—	—	2
Finance costs	(1)	(6)	(4)
Loss before income tax expense	(20)	(31)	(22)
Income tax expense	(2)	(3)	—
Net loss	(22)	(34)	(22)

Amounts include share-based payment expense, as follows:
Cost of revenues	2%	1%	1%
Research and development	16	12	13
Marketing and sales	4	2	3
General and administrative	4	3	3

Amounts include amortization of acquired intangible assets, as follows:
Cost of revenues	1%	1%	2%
Research and development	—	—	—
Marketing and sales	—	—	1

Fiscal Year Ended 2022 and 2021
Revenues

	Fiscal Year Ended June 30,
	2022	2021	$ Change	% Change
	(U.S. $ in thousands)
Subscription	$2,096,706	$1,324,064	$772,642	58%
Maintenance	495,077	522,971	(27,894)	(5)
Other	211,099	242,097	(30,998)	(13)
Total revenues	$2,802,882	$2,089,132	$713,750	34
Total revenues increased $713.8 million, or 34%, in the fiscal year ended June 30, 2022 compared to the fiscal year ended June 30, 2021. Growth in total revenues was primarily attributable to increased demand for our products from both new and existing customers. Of total revenues recognized in the fiscal year ended June 30, 2022, over 90% was attributable to sales to customer accounts existing on or before June 30, 2021. Our number of total customers increased to 242,623 at June 30, 2022 from 204,754 at June 30, 2021.
Subscription revenues increased $772.6 million, or 58%, in the fiscal year ended June 30, 2022 compared to the fiscal year ended June 30, 2021. The increase in subscription revenues was primarily attributable to additional subscriptions from our existing customer base, customers migrating to cloud-based subscription services and term-based licenses for our Data Center products. We expect our subscription revenues to continue to increase in future periods.
Maintenance revenues decreased $27.9 million, or 5%, in the fiscal year ended June 30, 2022 compared to the fiscal year ended June 30, 2021. We expect maintenance revenue to decrease in future periods as we discontinued selling new perpetual license products beginning February 2021. We no longer offer upgrades to perpetual licenses beginning February 2022, and plan to end maintenance and support for these products in February 2024.
Other revenues decreased $31.0 million, or 13%, in the fiscal year ended June 30, 2022 compared to the fiscal year ended June 30, 2021. The decrease in other revenues was primarily attributable to a decrease of $54.9 million in perpetual license revenues as we discontinued selling new perpetual licenses for our products beginning February 2021, offset by an increase of $20.2 million in revenue from sales of third-party apps through our Atlassian Marketplace.
Total revenues by deployment options were as follows:

	Fiscal Year Ended June 30,
	2022	2021	$ Change	% Change
	(U.S. $ in thousands)
Cloud	$1,515,424	$967,832	$547,592	57%
Data Center	560,319	336,273	224,046	67
Server	525,028	607,778	(82,750)	(14)
Marketplace and services	202,111	177,249	24,862	14
Total revenues	$2,802,882	$2,089,132	$713,750	34
Total revenues by geography were as follows:

	Fiscal Year Ended June 30,
	2022	2021	$ Change	% Change
	(U.S. $ in thousands)
Americas	$1,408,868	$1,028,481	$380,387	37%
EMEA	1,077,338	826,445	250,893	30
Asia Pacific	316,676	234,206	82,470	35
Total revenues	$2,802,882	$2,089,132	$713,750	34

Cost of Revenues

	Fiscal Year Ended June 30,
	2022	2021	$ Change	% Change
	(U.S. $ in thousands)
Cost of revenues	$465,707	$336,021	$129,686	39%
Gross margin	83%	84%
Cost of revenues increased $130 million, or 39%, in the fiscal year ended June 30, 2022 compared to the fiscal year ended June 30, 2021. The overall increase was primarily due to an increase of $75.4 million in compensation expense for employees (which includes an increase of $20.1 million in share-based payment expense), an increase of $35.0 million in hosting fees paid to third-party providers, and an increase of $12.2 million in merchant fees.
We increased our headcount during the period to meet the higher demand for our products and services from our customers. We expect to continue to invest in additional personnel as we scale. Over time, we expect the revenue from our Cloud subscription business to grow as a percentage of total revenues. As a result, we intend to continue to invest in our cloud-based infrastructure to scale with our business needs. We expect that cost of revenues will increase in absolute dollars and may increase as a percentage of revenues in future periods.
Operating Expenses
Research and development

	Fiscal Year Ended June 30,
	2022	2021	$ Change	% Change
	(U.S. $ in thousands)
Research and development	$1,397,568	$963,326	$434,242	45%
Research and development expenses increased $434.2 million, or 45%, in the fiscal year ended June 30, 2022 compared to the fiscal year ended June 30, 2021. The overall increase was primarily a result of an increase of $402.2 million in compensation expenses for employees (which includes an increase of $184.3 million in share-based payment expenses).
We increased our research and development headcount during the period in order to enhance and extend our service offerings and develop new technologies. We expect that research and development expenses will increase in absolute dollars in future periods as we continue to invest in additional personnel and technology to support the development, improvement and integration of technologies. We have not capitalized any research and development costs during fiscal years 2022 and 2021.
Marketing and sales

	Fiscal Year Ended June 30,
	2022	2021	$ Change	% Change
	(U.S. $ in thousands)
Marketing and sales	$567,691	$372,909	$194,782	52%
Marketing and sales expenses increased $194.8 million, or 52%, for the fiscal year ended June 30, 2022, compared to the fiscal year ended June 30, 2021. Marketing and sales expenses increased primarily due to an increase of $138.7 million in compensation expense for employees (which includes an increase of $62.4 million in share-based payment expenses), an increase of $19.3 million in online advertisement expenses, an increase of $8.6 million in marketing events expenses, and an increase of $7.4 million in professional services. Our marketing and sales headcount increased during the period, and we expect that marketing and sales expenses will increase in absolute dollars in future periods as we hire additional personnel to expand our relationship with our existing customers and to attract new customers.

General and administrative

	Fiscal Year Ended June 30,
	2022	2021	$ Change	% Change
	(U.S. $ in thousands)
General and administrative	$478,373	$315,242	$163,131	52%
General and administrative expenses increased $163.1 million, or 52%, in the fiscal year ended June 30, 2022 compared to the fiscal year ended June 30, 2021. The increase was primarily due to an increase of $130.4 million in compensation expense for employees (which includes an increase of $54.6 million in share-based payment expenses) and an increase of $18.6 million in professional services. Our general and administrative headcount increased during the period, and we expect that general and administrative expenses will increase in absolute dollars in future periods as we add personnel to support our growth.
Other non-operating expense, net

	Fiscal Year Ended June 30,
	2022	2021	$ Change	% Change
	(U.S. $ in thousands)
Other non-operating expense, net	$(434,588)	$(620,759)	$186,171	(30)%
Other non-operating expense, net decreased $186.2 million in the fiscal year ended June 30, 2022, compared to the fiscal year ended June 30, 2021. The decrease was primarily due to a decrease of $294.1 million from the mark to fair value of the Exchange and Capped Call Derivatives, offset by an increase of $102.2 million of charges related to full settlements of Notes and capped calls during the fiscal year ended June 30, 2022.
Finance costs

	Fiscal Year Ended June 30,
	2022	2021	$ Change	% Change
	(U.S. $ in thousands)
Finance costs	$(25,824)	$(122,713)	$96,889	(79)%
Finance costs decreased $96.9 million in the fiscal year ended June 30, 2022 compared to the fiscal year ended June 30, 2021. The decrease was primarily due to a decrease of $104.0 million in amortization of debt discount and issuance cost due to full settlements of the Notes during the fiscal year ended June 30, 2022, offset by the interest expense of $11.6 million from our Credit Facility.
Income tax expense

	Fiscal Year Ended June 30,
	2022	2021	$ Change	% Change
	(U.S. $ in thousands)
Income tax expense	$(49,552)	$(61,651)	$12,099	**
Effective tax rate	**	**
**Not meaningful
We reported an income tax expense of $49.6 million on pretax loss of $564.6 million for the fiscal year ended June 30, 2022, as compared to an income tax expense of $61.7 million on pretax loss of $634.7 million for the fiscal year ended June 30, 2021. Our effective tax rate substantially differed from the UK statutory income tax rate of 19.0% primarily due to different tax rates in foreign jurisdictions such as the U.S. and Australia, the recognition of significant permanent differences during the fiscal years ended 2022 and 2021, high taxable income in Australia and non-cash charges to adjust the carrying value of our U.S. and Australian deferred tax assets due to other comprehensive income movement in marketable securities. Significant permanent differences included non-deductible charges related to the Notes, nondeductible share-based payment expense and research and development incentives. The overall decrease in income tax expense is a result of lower profit in Australia. Our assessment of the recoverability of Australian and U.S. deferred tax assets will not change until there is sufficient evidence to support their realizability. Our assessment of the realizability of our Australian and U.S. deferred tax assets is based on all available positive and negative evidence. Such evidence includes, but is not limited to, recent cumulative earnings or losses, expectations of future taxable income by taxing jurisdiction, and the carry-forward periods available for the utilization of deferred tax assets.
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
•Non-IFRS net income and non-IFRS net income per diluted share. Excludes expenses related to share- based compensation, amortization of acquired intangible assets, non-coupon impact related to the Notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction; and
•Free cash flow. Free cash flow is defined as net cash provided by operating activities less capital expenditures, which consists of purchases of property and equipment, and payments of lease obligations.
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
•The related income tax effects on these items and discrete tax impact resulting from a non-recurring transaction; and
•Purchase of property and equipment and payments of lease obligations.
We exclude expenses related to share-based compensation, amortization of acquired intangible assets, non-coupon impact related to the Notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction from certain of our non-IFRS financial measures as we believe this helps investors understand our operational performance. In addition, share-based compensation expense can be difficult to predict and varies from period to period and company to company due to differing valuation methodologies, subjective assumptions, and the variety of equity instruments, as well as changes in stock price. Management believes that providing non-IFRS financial measures that exclude share-based compensation expense, amortization of acquired intangible assets, non-coupon impact related to the Notes and capped calls, the related income tax effects on these items, and discrete tax impact resulting from a non-recurring transaction allow for more meaningful comparisons between our results of operations from period to period.
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

The following table provides reconciliations of non-IFRS financial measures to the most directly comparable financial measures calculated and presented in accordance with IFRS for the fiscal years ended June 30, 2022, 2021, and 2020.

	Fiscal Year Ended June 30,
	2022	2021	2020
	(U.S. $ and shares in thousands, except per share data)
Gross profit
IFRS gross profit	$2,337,175	$1,753,111	$1,345,366
Plus: Share-based payment expense	44,848	24,739	19,787
Plus: Amortization of acquired intangible assets	22,694	22,394	29,509
Non-IFRS gross profit	$2,404,717	$1,800,244	$1,394,662

Operating income
IFRS operating income (loss)	$(106,457)	$101,634	$14,086
Plus: Share-based payment expense	707,087	385,732	313,395
Plus: Amortization of acquired intangible assets	32,398	31,754	42,535
Non-IFRS operating income	$633,028	$519,120	$370,016

Net income
IFRS net loss	$(614,124)	$(696,315)	$(350,654)
Plus: Share-based payment expense	707,087	385,732	313,395
Plus: Amortization of acquired intangible assets	32,398	31,754	42,535
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	427,853	723,823	371,561
Plus (less): Income tax effects and adjustments	(118,922)	(87,417)	(88,030)
Non-IFRS net income	$434,292	$357,577	$288,807

Net income per share
IFRS net loss per share - diluted	$(2.42)	$(2.79)	$(1.43)
Plus: Share-based payment expense	2.75	1.51	1.27
Plus: Amortization of acquired intangible assets	0.13	0.12	0.17
Plus: Non-coupon impact related to exchangeable senior notes and capped calls	1.69	2.90	1.49
Plus (less): Income tax effects and adjustments	(0.46)	(0.34)	(0.35)
Non-IFRS net income per share - diluted	$1.69	$1.40	$1.15

Weighted-average diluted shares outstanding
Weighted-average shares used in computing diluted IFRS net loss per share	253,312	249,679	244,844
Plus: Dilution from share options and RSUs (1)	3,370	5,041	6,811
Weighted-average shares used in computing diluted non-IFRS net income per share	256,682	254,720	251,655

Free cash flow
IFRS net cash provided by operating activities	$883,496	$841,330	$574,210
Less: Capital expenditures	(70,583)	(31,520)	(35,709)
Less: Payments of lease obligations	(49,142)	(44,874)	(38,125)
Free cash flow	$763,771	$764,936	$500,376
(1) The effects of these dilutive securities were not included in the IFRS calculation of diluted net loss per share for the fiscal year ended June 30, 2022, 2021, and 2020 because the effect would have been anti-dilutive.

B. Liquidity and Capital Resources
As of June 30, 2022, we had cash and cash equivalents totaling $1.4 billion, short-term investments totaling $73.3 million and trade receivables totaling $308.1 million. Since our inception, we have primarily financed our business through cash flows generated by operations and corporate debt.
Our cash flows from operating activities, investing activities, and financing activities for the fiscal years ended 2022, 2021 and 2020 were as follows:

	Fiscal Year Ended June 30,
	2022	2021	2020
	(U.S. $ in thousands)
Net cash provided by operating activities	$883,496	$841,330	$574,210
Net cash provided by (used in) investing activities	46,852	256,644	(318,931)
Net cash used in financing activities	(461,732)	(1,654,805)	(42,575)
Effect of exchange rate changes on cash and cash equivalents	(9,194)	5,406	(1,176)
Net increase (decrease) in cash and cash equivalents	$459,422	$(551,425)	$211,528
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
Net cash provided by operating activities was $883.5 million for the fiscal year ended June 30, 2022, primarily related to $564.6 million in loss before income tax expense adjusted by charges including the net loss of marking to fair value of the exchange feature of the Notes and related capped calls and the settlements of the Notes and capped calls of $424.5 million, share-based payment expense of $707.1 million, depreciation and amortization of $51.2 million, and depreciation of our right-of-use assets of $42.8 million. The net increase of $270.4 million from our operating assets and liabilities was primarily attributable to a $284.9 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts and a $140.9 million increase in our trade and other payables, provisions and other non-current liabilities, offset by a $134.8 million increase in trade receivables. Net cash provided by operating activities was also impacted by income tax paid, net of tax refunds received, of $66.6 million.
Net cash provided by operating activities was $841.3 million for the fiscal year ended June 30, 2021, primarily related to $634.7 million in loss before income tax expense adjusted by charges including the net loss of marking to fair value of the exchange feature of the Notes and related capped calls of $616.4 million, debt discount and issuance cost amortization of $109.5 million, share-based payment expense of $385.7 million, depreciation and amortization of $55.3 million, and depreciation of our right-of-use assets of $37.6 million. The net increase of $44.9 million from our operating assets and liabilities was primarily attributable to a $294.4 million increase in our deferred revenue as a result of increased sales of subscriptions and renewals of maintenance contracts and a $64.9 million increase in our trade and other payables, provisions and other non-current liabilities, offset by a $61.3 million increase in trade receivables. Net cash provided by operating activities was also impacted by income tax paid, net of tax refunds received, of $50.3 million.
Net cash provided by investing activities during the fiscal year ended June 30, 2022 was $46.9 million. This was primarily related to cash received from maturing investments which totaled $76.9 million, proceeds from sales of investments of $186.3 million, offset by purchases of investments totaling $132.7 million, and capital expenditures totaling $70.6 million.
Net cash provided by investing activities during the fiscal year ended June 30, 2021 was $256.6 million. This was primarily related to cash received from maturing investments which totaled $455.0 million and proceeds from sales of investments of $48.8 million, offset by purchases of investments totaling $119.4 million, cash paid for business combinations, net of cash acquired, totaling $91.6 million and capital expenditures totaling $31.5 million.

Net cash used in financing activities for the fiscal year ended June 30, 2022 was $461.7 million and was primarily related to settlement of the Notes for an aggregate consideration of $1.5 billion in cash, payments of lease obligations of $49.1 million, offset by proceeds from the Credit Facility of $1.0 billion, and net proceeds from settling the corresponding portion of our existing capped calls for $135.5 million.
Net cash used in financing activities for the fiscal year ended June 30, 2021 was $1,654.8 million and was primarily related to settlement of the Notes for an aggregate consideration of $1,803.2 million in cash, payments of lease obligations of $44.9 million, offset by net proceeds from settling the corresponding portion of our existing capped calls for $203.1 million.
Liquidity and Material Cash Requirements
We have access to a $1 billion senior unsecured delayed-draw term loan facility (the “Term Loan Facility”) and a $500 million senior unsecured revolving credit facility (the “Revolving Credit Facility,” and together with the Term Loan Facility, the “Credit Facility”). As of June 30, 2022, $1.0 billion has been drawn under the Term Loan Facility, and we are in compliance with all related covenants. The Credit Facility matures in October 2025 and bears interest, at our option, at a base rate plus a margin up to 0.50% or LIBOR rate plus a spread of 0.875% to 1.50%, in each case with such margin being determined by our consolidated leverage ratio. The Revolving Credit Facility may be borrowed, repaid, and re-borrowed until its maturity, and we have the option to request an increase of $250 million in certain circumstances. The Credit Facility may be repaid at our discretion without penalty. Commencing on October 31, 2023, we are obligated to repay the outstanding principal amount of the Credit Facility in installments on a quarterly basis in an amount equal to 1.25% of the Credit Facility borrowing amount until the maturity of the Credit Facility. During the fiscal year 2022, the Company had fully settled the remaining principal amount of the Notes for aggregate consideration of $1.5 billion in cash and unwound the related capped calls for net proceeds of $135.5 million. Please refer to Note 16, “Debt,” to the notes to our consolidated financial statements for details of the Credit Facility.
Our principal contractual obligations primarily consist of obligations under our leases for office space and contractual commitments for hosting services and other infrastructure services.
At June 30, 2022, contractual obligations were as follows:

	Payments Due by Period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years
	(U.S. $ in thousands)
Term loan facility	$1,000,000	$—	$87,500	$912,500	$—
Lease liabilities (1)	359,810	53,408	99,668	78,577	128,157
Obligations for leases that have not yet commenced	956,118	—	—	35,812	920,306
Purchase obligations	143,907	98,847	35,816	9,244	—
Capital purchase obligations	9,028	9,028	—	—	—
Total	$2,468,863	$161,283	$222,984	$1,036,133	$1,048,463
(1) Lease liabilities represent undiscounted lease payments excluding certain low-value and short-term leases. For further information, refer to Note 12, “Leases,” to the notes to our consolidated financial statements.
We believe that our existing cash and cash equivalents, together with cash generated from operations, and borrowing capacity from the Revolving Credit Facility will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future cash requirements will depend on many factors including our growth rate, the timing and extent of spend on research and development efforts, employee headcount, marketing and sales activities, acquisitions of additional businesses and technologies, the timing and extent of settlements of the Notes for cash payments, the introduction of new software and services offerings, enhancements to our existing software and services offerings and the continued market acceptance of our products.

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
Revenue recognition
Policies, Estimates and Judgments
Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of sales and other similar taxes collected from customers, which are subsequently remitted to governmental authorities. The revenue recognition policy is consistent for sales generated directly with customers and sales generated indirectly through solution partners and resellers.
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
The timing of revenue recognition may differ from the timing of billing our customers. We receive payments from customers based on a billing schedule as established in our contracts. Contract assets are recognized when performance is completed in advance of scheduled billings. Deferred revenue is recognized when billings are in advance of performance under the contract. Our revenue arrangements include standard warranty provisions that our products and services will perform and operate in all material respects, with the applicable published specifications, the financial impacts of which have historically been and are expected to continue to be insignificant. Our contracts do not include a significant financing component.
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
Recognition of revenue
Revenue recognized from contracts with customers is disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. We report our revenues in three categories: (i) subscription, (ii) maintenance, and (iii) other. In addition, we present revenue by geographic region in Note 16, “Revenue,” to the notes to our consolidated financial statements.
Subscription revenues
Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide. We also sell on-premises term license agreements for our Data Center products, which consist of software licensed for a specified period and include support and maintenance services that are bundled with the license for the term of the license period. Subscription revenues also include subscription-based agreements for our premier support services. Subscription revenues are driven primarily by the number and size of active licenses, the type of product and the price of the licenses. Our subscription-based arrangements generally have a contractual term of one to twelve months, with a majority being one month. For cloud-based services, subscription revenue is recognized ratably as services are performed, commencing with the date the service is made available to customers. For Data Center products, we recognize revenue upfront for the portion that relates to the delivery of the term license and the support and related revenue is recognized ratably as the services are delivered over the term of the arrangement. Premier support consists of subscription-based arrangements for a higher level of support across different deployment options, and revenue is recognized ratably as the services are delivered over the term of the arrangement.
Maintenance revenues
Maintenance revenues represent fees earned from providing customers unspecified future updates, upgrades and enhancements and technical product support for perpetual license products on an if-and-when-available basis. Maintenance revenue is recognized ratably over the term of the support period.
Other revenues
Other revenues include primarily fees received for sales of third-party apps in the Atlassian Marketplace and perpetual license revenues. Technical account management, consulting and training services are also included in other revenues. Revenue from the sale of third-party apps via Atlassian Marketplace is recognized at the date of product delivery on a net basis given that all of our performance obligations have been satisfied at that time and we function as the agent in the relationship. Revenue from technical account management is recognized over the time period that the customer has access to the service. Revenue from consulting and training is recognized over time as the services are performed. Perpetual license revenues represent fees earned from the perpetual licenses of software to customers for use on the customer’s premises. Perpetual license revenues consist of the revenues recognized from sales of licenses to new customers and additional licenses to existing customers. We typically recognize revenue on the license portion of perpetual license arrangements once the customer obtains control of the license, which is generally upon delivery of the license.
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
Impairment of non-marketable debt and equity investments
We assess our privately held debt and equity securities strategic investment portfolio quarterly for impairment. Our impairment analysis encompasses an assessment of both qualitative and quantitative analyses of key factors including the investee’s financial metrics, market acceptance of the product or technology, and any similar new rounds of financing. If the investment is considered to be impaired, we record any privately held equity investments at fair value by recognizing an impairment through the Statement of Financial Position and establishing a new carrying value for the investment. Any adjustments to privately held debt securities are recorded through the Consolidated Statement of Operations.

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
New Standards, Interpretations and Amendments Not Yet Adopted in Fiscal Year 2022
The IASB has issued other amendments resulting from improvements to IFRS that management considers do not have any impact on the accounting policies, financial position or performance of the Group. We do not expect them to have a material impact on our accounting policies.

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
As a company, we prioritize research and development above all other operating investments. Over the last two fiscal years, we invested $1,670.0 million in research and development activities, excluding share-based compensation, translating to 34.1% of the revenue generated over the same period. During this period, we released new versions, features, and cloud platform capabilities to drive existing customer success and expansion as well as attract new customers to our products.
As of June 30, 2022, over 50% of our employees were involved in research and development activities. Our research and development organization is primarily distributed across seven locations: Sydney, Australia, the San Francisco Bay Area, California, New York, New York, Austin, Texas, Bengaluru, India, Gdansk, Poland, and Ankara, Turkey.
Our research and development organization consists of flexible and dynamic teams that follow agile development methodologies to enable rapid product releases across our various platforms: Cloud, Data Center and Server. In addition to investing in our internal development teams, we invest heavily in our developer ecosystem to enable external software developers to build features and solutions on top of our platform. Given our relentless focus on the customer, we work closely with our customers to develop our products, and have designed a development process that incorporates the feedback that matters most from our users. From maintaining an active online community to measuring user satisfaction for our products, we are able to address our users’ greatest needs.
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
As of June 30, 2022, we had 302 issued patents and had 297 applications pending in the United States and before the European Patent Office. These patents and patent applications seek to protect proprietary inventions relevant to our business. We intend to pursue additional patent protection to the extent we believe it would be beneficial and cost effective.
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
Our results of operations may vary based on the impact of changes in our industry or the global economy on us or our customers. Our business depends on demand for business software applications generally and for collaboration software solutions in particular. Weakening economic conditions as a result of the COVID-19 pandemic, rising inflation, increases in interest rates, and Russia’s invasion of Ukraine did not individually have a material adverse impact on our financial condition or results of operations during the fiscal year ended June 30, 2022; however, the extent to which any of these risks ultimately impacts our business, results of operations, and financial position will depend on future developments, which are uncertain and cannot be predicted at this time. For example, while our diverse customer base is a competitive advantage for us and helps fuel our low-friction flywheel sales model, we have revenue exposure to customers who are small- and medium-sized businesses and to industries that may be disproportionately impacted by weakening economic conditions. Also, a majority of our Cloud customers choose to be billed on a monthly basis and many of these customers are small and medium-sized businesses that may be adversely impacted by weakening economic conditions. In addition, we may experience elongated sales cycles and extended payment terms and concessions due to weakening economic conditions.
We will continue investing to pursue the large market opportunities ahead of us, despite macroeconomic headwinds and slower revenue growth. We expect to invest in additional personnel as we scale, with the majority in research and development. Effective April 2021, we removed the one-year cliff for our new RSU grants to existing employees, which will vest evenly over four years on a quarterly basis. We expect our share-based payment expenses to increase in the fiscal year ending June 30, 2023 as we continue to invest in our team and additional personnel. We plan to continue to invest in our platform, cloud services, migration tools, new product initiatives, and enhancements across the cloud portfolio.
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

Item 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
The following table sets forth information for our directors and executive officers, including their ages as of June 30, 2022. Unless otherwise stated, the address for our non-employee directors and executive officers, other than Messrs. Cannon-Brookes and Farquhar, is 350 Bush Street, Floor 13, San Francisco, California 94104. The address for Messrs. Cannon-Brookes and Farquhar is Level 6, 341 George Street, Sydney, NSW, 2000, Australia.

Name	Age	Position
Executive Officers and Employee Directors:
Michael Cannon-Brookes	42	Co-Founder, Co-Chief Executive Officer and Director
Scott Farquhar	42	Co-Founder, Co-Chief Executive Officer, Interim Chief Financial Officer and Director
Erika Fisher	37	Chief Administrative Officer and Chief Legal Officer
Rajeev B. Rajan	52	Chief Technology Officer
Cameron Deatsch	41	Chief Revenue Officer
Anu Bharadwaj	40	Chief Operating Officer

Non-Employee Directors:
Shona L. Brown (1)	55	Director and Chair
Heather Mirjahangir Fernandez (2)(3)	45	Director
Sasan Goodarzi (1)	53	Director
Jay Parikh (1)	48	Director
Enrique Salem (2)(3)	55	Director
Steven Sordello (2)	52	Director
Richard P. Wong (3)	52	Director
Michelle Zatlyn (2)	42	Director
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
Executive Officers and Employee Directors
Michael Cannon-Brookes co-founded Atlassian and has served as our Co-Chief Executive Officer and as a member of our board of directors since October 2002. Mr. Cannon-Brookes has also served as an adjunct professor of computer science & engineering at the University of New South Wales, Australia since April 2014. Mr. Cannon-Brookes holds a Bachelor of Science in information systems from the University of New South Wales, Australia.
Scott Farquhar co-founded Atlassian and has served as our Co-Chief Executive Officer and as a member of our board of directors since October 2002 and as chair of our board of directors from December 2016 to April 2018. Mr. Farquhar currently serves as our Interim Chief Financial Officer, a position he has held since July 1, 2022. Mr. Farquhar holds a Bachelor of Science in business information technology from the University of New South Wales, Australia.
Erika Fisher has served as our Chief Administrative Officer since September 2020 and as our Chief Legal Officer since December 2021. Ms. Fisher joined Atlassian in April 2016 and has served in several leadership roles during that time, including commercial and product counsel, Head of Privacy and General Counsel. She also sits on the board of the Business Software Alliance. Prior to joining Atlassian, Ms. Fisher spent several years in private practice at Weil, Gotshal & Manges LLP and Goodwin Procter LLP. Her practice focused on advising early stage, high growth companies in licensing and technology transactions. Ms. Fisher holds a Juris Doctorate from the University of Pennsylvania where she was awarded the Silverman-Rodin merit scholarship, a Certificate in Business and Public Policy from the Wharton School, and a bachelor’s degree in art history and political science from the University of Miami, where she was awarded the Foote Fellows merit scholarship.
Rajeev B. Rajan has served as our Chief Technology Officer since May 2022. From September 2021 to May 2022, Mr. Rajan served as Vice President, Head of Engineering for Facebook at Meta Platforms, Inc. (formerly known as Facebook, Inc.), a social networking company, and served as Head of Office in the Pacific Northwest Region from March 2021 to May 2022. From July 2017 to March 2021, Mr. Rajan served as an Engineering Director at Meta Platforms, Inc. From September 1994 to July 2017, Mr. Rajan served in various roles at Microsoft. Mr. Rajan holds a Bachelor of Engineering (Hons.) in Computer Science from Birla Institute of Technology and Science, Pilani, and a Master of Science in Computer Science from The Ohio State University.
Cameron Deatsch has served as our Chief Revenue Officer since March 2020. From October 2012 to March 2020, Mr. Deatsch served in multiple roles at Atlassian, including Senior Director of Advocacy, Head of Server Business, Head of Corporate Development, Head of Server and Enterprise Marketing and Head of Growth and Online Sales. From June 2008 to August 2010, Mr. Deatsch served as a Product Marketing Manager at Jive Software and became their Senior Director of Marketing from June 2010 to October 2012. Mr. Deatsch holds a Master of Business Administration from the University of Montana and a Bachelor of Science in Electrical Engineering from University of California, Davis.
Anu Bharadwaj has served as our Chief Operating Officer since August 2021. From January 2014 to July 2021, Ms. Bharadwaj served in multiple roles at Atlassian, including Vice President of Product, Head of Product, Atlassian Cloud, Head of Product Strategy, Atlassian and Head of Product, Jira. Prior to joining Atlassian, Ms. Bharadwaj served in various leadership positions at Microsoft, most recently serving as Principal Group Program Manager. Ms. Bharadwaj holds a Bachelor of Engineering in Computer Science from R.V. College of Engineering.
Non-Employee Directors
Shona L. Brown has served on our board of directors since November 2015 and as chair of our board of directors since April 2018. Dr. Brown is currently an independent advisor. She served as a senior advisor to Google Inc. (now known as Alphabet Inc.), an Internet search and technology company, from January 2013 until November 2015. From April 2011 to December 2012, Dr. Brown served as Senior Vice President of Google.org, Google's charitable organization. From 2003 to 2011, Dr. Brown served as Vice President and later as Senior Vice President, Business Operation of Google Inc. From 1995 to 2003, Dr. Brown was a consultant at McKinsey & Company, where she served as a partner from 2000 to 2003. Dr. Brown is currently a director of PepsiCo, Inc., a food and beverage company, and DoorDash, Inc. (“Doordash”), a logistics company, as well as several non-profit organizations. Dr. Brown holds a Bachelor of Computer Systems Engineering from Carleton University, a Master of Arts in philosophy and economics from Oxford University, and a Ph.D. in industrial engineering and industrial management from Stanford University.
Heather Mirjahangir Fernandez has served on our board of directors since November 2015. Ms. Fernandez is the Chief Executive Officer and co-founder of Solv., a private company focused on connecting consumers and healthcare providers using technology solutions. From January 2014 to August 2015, Ms. Fernandez served as Senior Vice President and General Manager of Business Services at Trulia, Inc., an online residential real estate site, which was acquired by Zillow, Inc. in 2015. From August 2006 to January 2014, Ms. Fernandez served in various other senior management positions in sales and marketing at Trulia, Inc. Prior to Trulia, Inc., Ms. Fernandez was an advisor at Morgan Stanley and Director of the Impact Group at Blanc & Otus. Ms. Fernandez holds a Bachelor of Arts in political science from University of California, Berkeley and a Master of Business Administration from Stanford University Graduate School of Business.
Sasan Goodarzi has served on our board of directors since April 2018. Mr. Goodarzi has served as Chief Executive Officer of Intuit Inc. (“Intuit”), a financial software company, since January 2019. During his 14 years with Intuit, Mr. Goodarzi has successfully led each of Intuit’s largest businesses. From May 2016 to January 2019, Mr. Goodarzi was Executive Vice President and General Manager of Intuit Small Business Group. From 2004 to 2010, Mr. Goodarzi was Senior Vice President and General Manager for Intuit’s ProTax division and Intuit Financial Services. Prior to Intuit, Mr. Goodarzi worked for Invensys, a global provider of industrial automation, transportation and controls technology, serving as Global President of the Products group. He also held a number of senior leadership roles in the automation control division at Honeywell and served as the Chief Executive Officer and co-founder of a technology startup, Lazer Cables Inc. Mr. Goodarzi earned his Bachelor of Science degree in electrical engineering at the University of Central Florida and a Master of Business Administration from the Kellogg School of Management at Northwestern University.
Jay Parikh has served on our board of directors since July 2013. Mr. Parikh has served as the co-Chief Executive Officer of Lacework, Inc. (“Lacework”), a cloud security company, since August 2021. Mr. Parikh previously served as Vice President of Global Engineering and Infrastructure at Facebook, Inc. from November 2009 till February 2021. From October 2007 to October 2009, Mr. Parikh served as Senior Vice President, Engineering & Operations at Ning, Inc., a social networking company. From April 1999 to October 2007, Mr. Parikh served as Vice President of Engineering at Akamai Technologies, Inc., a cloud services provider. Mr. Parikh holds a Bachelor of Science in mechanical engineering from Virginia Tech.
Enrique Salem has served on our board of directors since July 2013. Mr. Salem has served as a Managing Director of Bain Capital Ventures since July 2014. From April 2009 to July 2012, Mr. Salem served as President, Chief Executive Officer and a director of Symantec Corporation, a cybersecurity company. From June 2004 to April 2009, Mr. Salem served in various other senior management positions at Symantec Corporation. From April 2002 to June 2004, Mr. Salem served as the President and Chief Executive Officer of Brightmail, Inc., an email filtering company, which was acquired by Symantec Corporation in 2004. Mr. Salem is currently a director of Mandiant Inc., a network security company, DocuSign, Inc., an e-signature solutions company, and several private companies. Mr. Salem previously served as a director of ForeScout Technologies, Inc., a cybersecurity company, from September 2013 until its sale to Ferrari Group Holdings, L.P. in August 2020. Mr. Salem holds a Bachelor of Arts degree in computer science from Dartmouth College.
Steven Sordello has served on our board of directors since November 2015. From July 2007 to January 2022, Mr. Sordello served as the Senior Vice President and Chief Financial Officer of LinkedIn Corporation (“LinkedIn”), an online business-oriented social networking service, which was acquired by Microsoft in 2016. From August 2006 to July 2007, Mr. Sordello served as Chief Financial Officer of TiVo, Inc., a manufacturer of digital video recorders. From May 1999 to October 2005, Mr. Sordello served in several roles, including as Chief Financial Officer, at Ask Jeeves, Inc., an internet search engine company, which was acquired by IAC in 2005. Prior to that, Mr. Sordello served in various finance roles at Adobe Systems Incorporated, a software company, and Syntex Corporation, a pharmaceuticals company, which was acquired by Roche Pharmaceuticals in 1994. Mr. Sordello also serves as a director at Compass, a real estate technology company. Mr. Sordello previously served as a director of Cloudera, Inc., a cloud software company, from September 2014 to January 2019. Mr. Sordello is currently a member of the board of trustees of Santa Clara University. Mr. Sordello holds a Master of Business Administration and a Bachelor of Science in business from Santa Clara University.
Richard P. Wong has served on our board of directors since July 2010. Mr. Wong has served as a General Partner to Accel Partners, a venture capital firm, since December 2006. From January 2001 to November 2006, Mr. Wong held a number of executive roles at Openwave Systems Inc., a mobile software company, including Senior Vice President of Products and Chief Marketing Officer. Mr. Wong is currently a director of UiPath, Inc., a software development tool company, a position he has held since April 2018, and a number of other private companies. Mr. Wong previously served as a director of SunRun Inc., a solar energy company, from July 2009 to March 2018. Mr. Wong holds a Master of Management from the MIT Sloan School of Management and a Bachelor of Science in materials science and engineering from the Massachusetts Institute of Technology.
Michelle Zatlyn has served on our board of directors since September 2021. Ms. Zatlyn is a co-founder of Cloudflare, Inc. (“Cloudflare”), a cloud services provider, where she has served as its Chief Operating Officer since 2016 and its President since 2020. From 2009 to 2016, Ms. Zatlyn served as Head of User Experience of Cloudflare. Ms Zatlyn has also served as a member of the board of directors of Cloudflare since 2009. Ms. Zatlyn holds a B.Sc. in Chemistry and Business from McGill University and an M.B.A. from Harvard Business School.
B. Compensation
Executive Officers’ Compensation
For the fiscal year ended June 30, 2022, our executive officers, including our Co-Chief Executive Officers who also served as employees directors, received $77.2 million in cash compensation, benefits and Class A ordinary shares pursuant to vested RSU awards, based on the vest date value of such shares. We paid our executive officers a base salary and annual cash bonus and made contributions to their retirement funds; however, Messrs. Cannon-Brookes and Farquhar each opted not to participate in our bonus for fiscal year 2022.

Directors’ Compensation
Employee Directors
For the fiscal year ended June 30, 2022, we did not pay our employee directors any compensation for their services as directors. The table below sets forth the compensation paid to our employee directors for their services as executive officers for the fiscal year ended June 30, 2022:

Fiscal Year Ended June 30, 2022 Employee Directors’ Compensation (U.S. $) (1)

Name	Salary/Fees(2)	Benefits	Annual Bonus(3)	Long-Term Incentive	Retirement Benefits(4)	Total
Michael Cannon-Brookes	$54,301	$436	$—	$—	$5,474	$60,211
Scott Farquhar	$86,761	$436	$—	$—	$8,720	$95,917

(1)For the fiscal year ended June 30, 2022, the cash compensation for our employee directors were set, and paid, in Australian dollars. Currency received by our employee directors in Australian dollars have been converted into U.S. dollars using a monthly average exchange rate for fiscal year 2022 of USD $1.00 to AUD $1.37.
(2)Messrs. Cannon-Brookes and Farquhar each opted for their salaries to be reduced to AUD $74,653.20, the annualized statutory minimum wage in Australia, effective July 1, 2019. During fiscal year 2022, Mr. Farquhar received an increased salary because he took an extended leave and received leave pay based on the average of his earnings of the prior five years (the statutory minimum). In accordance with Company policy, Mr. Farquhar also received a patent bonus in accordance with standard company policy because he was an inventor of a successfully filed patent application.
(3)Messrs. Cannon-Brookes and Farquhar each opted not to participate in our bonus plan during the fiscal year ended June 30, 2022.
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
On the date of each annual general meeting (“AGM”), each non-employee director who continues as a non-employee director following the AGM is granted RSUs on the date of such AGM having a value of $265,000 (the “Annual Grant”). A new non-employee director who joins other than at an AGM (on the first eligible grant date following their appointment to our board of directors) is granted a pro-rata proportion of an Annual Grant based on the time between their appointment and the next AGM. The Annual Grant vests in full on the earlier of: (i) the one-year anniversary of the grant date; and (ii) the next AGM, subject to continued service as a director through the applicable vesting date, unless the Compensation and Leadership Development Committee determines that circumstances warrant continuation of vesting.
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
For the fiscal year ended June 30, 2022, we paid our non-employee directors in accordance with our Director Compensation Policy. The table below sets forth the compensation paid to our non-employee directors for the fiscal year ended June 30, 2022:
Fiscal Year Ended June 30, 2022 Non-Employee Directors’ Compensation (U.S. $)

Name	Salary/Fees	Benefits	Annual Bonus	Long-Term Incentives(6)		Retirement Benefits	Total
Shona Brown (1) (2)	$125,000	—	—	$265,268	(7)	—	$390,268
Heather Mirjahangir Fernandez	$55,000	—	—	$265,268	(7)	—	$320,268
Sasan Goodarzi (3)	$70,000	—	—	$265,268	(7)	—	$335,268
Jay Parikh	$55,000	—	—	$265,268	(7)	—	$320,268
Enrique Salem (2)	$75,000	—	—	$265,268	(7)	—	$340,268
Steven Sordello (2) (4)	$95,000	—	—	$265,268	(7)	—	$360,268
Richard P. Wong (5)	$65,000	—	—	$265,268	(7)	—	$330,268
Michelle Zatlyn	$45,435	—	—	$327,956	(7)	—	$373,391
(1) Dr. Brown was the chair of the board of directors.
(2)    Dr. Brown and Messrs. Salem and Sordello received a one-time cash payment in fiscal year 2022 for their service on the Special Committee overseeing the U.S. Domestication.
(3)    Mr. Goodarzi was the chair of the Compensation and Leadership Development Committee.
(4)    Mr. Sordello was the chair of the Audit Committee.
(5)    Mr. Wong was the chair of the Nominating and Corporate Governance Committee.
(6)    The equity awards are not subject to performance measures, so the value of the equity awards have been included in full, notwithstanding that the equity awards are subject to outstanding service-based vesting conditions.
(7)    Each continuing non-employee member of our board of directors received an Annual Grant.
Director Agreements
We entered into director agreements with each of Messrs. Parikh and Salem, each dated July 30, 2013. The director agreements for Messrs. Parikh and Salem each provided the non-employee director with options to purchase 200,000 shares of restricted stock (automatically converted into the right to receive Class A ordinary shares upon our IPO), in each case at an exercise price of U.S. $2.92 per share. The options vest in 48 equal monthly installments from their respective grant dates (each on July 30, 2013). Messrs. Parikh and Salem each early exercised his option and received shares subject to the company’s right of repurchase if the applicable director terminates his service for any reason prior to the applicable vesting dates. All early-exercised shares for each of Messrs. Parikh and Salem have vested and are no longer subject to the company’s right of repurchase.
We also entered into director agreements with Dr. Brown, Ms. Fernandez and Mr. Sordello in November 2015, and with Mr. Goodarzi in April 2018, and each were eligible to receive cash retainers and equity awards in accordance with the terms of our Director Compensation Policy.
We have not entered into a director agreement with Mr. Wong or Ms. Zatlyn. In addition, we have not entered into a director agreement or employment agreement with either Mr. Cannon-Brookes or Mr. Farquhar.
In addition, pursuant to our Director Compensation Policy, Messrs. Wong, Parikh and Salem and Ms. Zatlyn each were eligible to receive cash retainers and an Annual Grant in accordance with the terms of our Director Compensation Policy.

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
Executive Bonus Plan
We paid cash incentive bonuses to our executive officers for the fiscal year ended June 30, 2022 pursuant to our annual executive bonus plan (the “FY22 Bonus Plan”). Messrs. Cannon-Brookes and Farquhar each opted not to participate in the FY22 Bonus Plan.
The FY22 Bonus Plan provided our executive officers with an opportunity to earn an annual bonus payment with a target equal to 50% to 60% of their base salary, based on company performance (measured by revenue). In fiscal year 2022, payout to our executive officers pursuant to the FY22 Bonus Plan was equal to 102.47% of each executive officer’s bonus target amount.
Retirement Benefits
For the fiscal year ended June 30, 2022, we contributed approximately AUD $19,513 into retirement funds on behalf of our executive officers in Australia (as required by applicable jurisdictional law), and approximately USD $67,117 into a tax qualified retirement plan (the “401(k) Plan”) on behalf of our executive officers in the United States.
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
During the fiscal year ended June 30, 2022, we granted 362,041 RSUs in the aggregate under our 2015 Share Incentive Plan (the “2015 Plan”) to our non-employee directors and executive officers. Our non-employee directors were granted equity awards during such fiscal year in accordance with the Director Compensation Policy.
As of June 30, 2022, our executive officers held 329,796 RSUs. As of June 30, 2022, our directors held 5,752 RSUs.
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
We initially reserved 20,700,000 Class A ordinary shares for the issuance of awards under the 2015 Plan. The 2015 Plan provides that the number of shares reserved and available for issuance under the plan will automatically increase each July 1, beginning on July 1, 2016, by 5% of the outstanding Class A ordinary shares on the immediately preceding June 30th or such lesser number of Class A ordinary shares as determined by the Compensation and Leadership Development Committee in its discretion. This number is subject to adjustment in the event of a share split, share dividend or other change in our capitalization. As of June 30, 2022, 6,023,997 RSUs, 3,017 restricted Class A ordinary shares, and 23,670 options to purchase Class A ordinary shares at a weighted-average exercise price of approximately $0.65 remained outstanding under the 2015 Plan.
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
2013 U.S. Share Option Plan
The 2013 Plan was adopted in November 2013. Following our IPO in December 2015, we no longer grant any equity awards under this plan and any shares remaining available for issuance were cancelled. The 2013 Plan will continue to govern outstanding awards granted thereunder. As of June 30, 2022, options to purchase 729 Class A ordinary shares remained outstanding under the 2013 Plan at a weighted-average exercise price of approximately $3.18 per share.
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
C. Board of Directors Practices
Composition of our Board of Directors
Our board of directors currently consists of ten members, all of whom were elected pursuant to the board composition provisions of our articles of association. Under our amended and restated articles of association, the appointment of directors is determined by a majority of our board of directors and there are no contractual rights for any shareholder to appoint a director to the board of directors.
Director Independence
Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning their background, employment and affiliations, our board of directors has determined that Dr. Brown, Messrs. Goodarzi, Parikh, Salem, Sordello and Wong, and Msses. Fernandez and Zatlyn do not have relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is "independent" as that term is defined under the Nasdaq listing standards. In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our shares by each non-employee director and the transactions described in "Related Party Transactions."

Diversity
The demographic information presented below for our directors is based on voluntary self-identification by each director. Additional biographical information of our directors and executive officers is set forth above under “A. Directors and Senior Management—Executive Officers and Employee Directors.”
Board Diversity Matrix (as of June 30, 2022)

Country of Principal Executive Offices	United Kingdom
Foreign Private Issuer	Yes
Disclosure Prohibited under Home Country Law	No
Total Number of Directors	10
	Female	Male	Non-Binary	Did Not Disclose Gender
Part I: Gender Identity
Directors	3	7	0	0
Part II: Demographic Background
African American or Black	0	0	0	0
Alaskan Native or Native American	0	0	0	0
Asian (other than South Asian)	1	1	0	0
South Asian	0	0	0	0
Hispanic or Latinx	0	1	0	0
Native Hawaiian or Pacific Islander	0	0	0	0
White	3	4	0	0
Two or More Races or Ethnicities	1	0	0	0
LGBTQ+	0
Persons Who Identify as Middle Eastern	1
Did not Disclose Demographic Background	1
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
Audit Committee
Messrs. Salem and Sordello and Msses. Fernandez and Zatlyn, each of whom is a non-employee director, comprise our Audit Committee. Mr. Sordello is the chair of our Audit Committee. Our board of directors has determined that each of the members of our Audit Committee satisfies the requirements for independence and financial literacy under the listing standards of Nasdaq and SEC rules and regulations. Our board of directors has determined that Mr. Sordello qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the Nasdaq listing standards. Our Audit Committee is responsible for, among other things:
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
•reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit and the financial statements included in our publicly filed reports; and
•reviewing and approving any proposed related party transactions.
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
D. Employees
We have made significant investments in our business to support future growth, including a substantial increase in our global employee base. As of June 30, 2022, 2021 and 2020, we had 8,813, 6,420, and 3,616 employees, respectively.
E. Share Ownership
For information regarding the share ownership of our directors and executive officers, please refer to “Item 6.B. Compensation” and “Item 7.A. Major Shareholders and Related Party Transactions.”

Item 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table sets forth information with respect to the beneficial ownership of our shares as of June 30, 2022 by:
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
Applicable percentage ownership is based on 144,891,749 Class A ordinary shares and 110,035,649 Class B ordinary shares outstanding as of June 30, 2022. In computing the number of shares beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares subject to options held by the person that are currently exercisable or exercisable within 60 days of June 30, 2022 or issuable upon the vesting of RSUs held by the person within 60 days of June 30, 2022.
However, except as described above, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

	Shares Beneficially Owned
	Class A		Class B		% of Total Voting Power (1)
Name of Beneficial Owner	Shares	%	Shares	%
5% Shareholders:
Entities affiliated with T. Rowe Price Associates, Inc. (2)	18,273,087	12.61%	—	—	1.47%
Entities affiliated with Prudential Financial, Inc. (3)	8,828,924	6.09%	—	—	*

Directors and Executive Officers:
Michael Cannon-Brookes (4)	—	—	54,717,824	49.73%	43.94%
Scott Farquhar (5)	—	—	54,717,824	49.73%	43.94%
Cameron Deatsch (6)	19,029	*	—	—	*
Rajeev B. Rajan (7)	7,542	*	—	—	*
Erika Fisher (8)	11,009	*	—	—	*
Anu Bharadwaj (9)	29,533	*	—	—	*
Shona Brown (10)	31,976	*	—	—	*
Heather Mirjahangir Fernandez (11)	14,606	*	—	—	*
Jay Parikh (12)	20,756	*	—	—	*
Enrique Salem (13)	131,563	*	—	—	*
Steven Sordello (14)	45,990	*	—	—	*
Sasan Goodarzi (15)	12,090	*	—	—	*
Richard P. Wong (16)	146,966	*	—	—	*
Michelle Zatlyn (17)	163	*	—	—	*
All directors and executive officers as a group (14 persons) (18)	471,223	*	109,435,648	99.45%	87.92%
_________
*Represents beneficial ownership of less than 1%

(1) Percentage of total voting power represents voting power with respect to all shares of our Class A ordinary shares and Class B ordinary shares as a single class. Holders of Class A ordinary shares are entitled to one vote per share and holders of Class B ordinary shares are entitled to ten votes per share.
(2) Based on information reported by T. Rowe Price Associates, Inc. (“T. Rowe Price”) on a Schedule 13G/A filed with the SEC on February 10, 2022. Of the shares of Class A ordinary shares beneficially owned, T. Rowe Price reported that it has sole dispositive power with respect to 18,273,087 shares, and sole voting power with respect to 6,529,363 shares. Entities affiliated with T. Rowe Price listed their address as 100 E. Pratt Street, Baltimore, Maryland 21202.
(3) Based on information reported by Prudential Financial, Inc. (“Prudential”) on a Schedule 13G/A filed with the SEC on February 14, 2022. Of the shares of Class A ordinary shares beneficially owned, Prudential reported that it has sole dispositive power with respect to 172,117 shares, shared dispositive power with respect to 8,443,010, sole voting power with respect to 172,117 shares, and shared voting power with respect to 8,048,956. Entities affiliated with Prudential listed their address as 751 Broad Street, Newark, New Jersey 07102.
(4) Consists of (i) 269,334 Class B ordinary shares held of record by Mr. Cannon-Brookes and (ii) 54,448,490 Class B ordinary shares held of record by CBC Co Pty Limited as trustee for the Cannon-Brookes Head Trust.
(5) Consists of (i) 269,334 Class B ordinary shares held of record by Mr. Farquhar and (ii) 54,448,490 Class B ordinary shares held of record by Skip Enterprises Pty Limited as trustee for the Farquhar Family Trust.
(6) Consists of (i) 10,373 Class A ordinary shares held of record by Mr. Deatsch and (ii) 8,656 RSUs that vest within 60 days of June 30, 2022.
(7) Consists of 7,542 RSUs that vest within 60 days of June 30, 2022.
(8) Consists of (i) 5,602 Class A ordinary shares held of record by Ms. Fisher and (ii) 5,407 RSUs that vest within 60 days of June 30, 2022.
(9) Consists of (i) 23,938 Class A ordinary shares held of record by Ms. Bharadwaj and (ii) 5,595 RSUs that vest within 60 days of June 30, 2022.
(10) Consists of 31,976 Class A ordinary shares held of record by Dr. Brown.
(11) Consists of 14,606 Class A ordinary shares held of record by Ms. Fernandez.
(12) Consists of 20,756 Class A ordinary shares held of record by Mr. Parikh.
(13) Consists of 131,563 Class A ordinary shares held of record by Mr. Salem.
(14) Consists of 45,990 Class A ordinary shares held of record by Mr. Sordello.
(15) Consists of 12,090 Class A ordinary shares held of record by Mr. Goodarzi.
(16) Consists of 146,966 Class A ordinary shares held of record by Mr. Wong.
(17) Consists of 163 Class A ordinary shares held of record by Ms. Zatlyn.
(18) Consists of (i) 444,023 Class A ordinary shares, (ii) 109,435,648 Class B ordinary shares, and (iii) 27,200 RSUs that vest within 60 days of June 30, 2022.
Two of our major shareholders, Michael Cannon-Brookes and Scott Farquhar, hold the majority of our outstanding Class B ordinary shares. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.
As of June 30, 2022, approximately 56.81% of our outstanding shares were Class A shares held in the United States by one record holder (Cede and Company).
B. Related Party Transactions
Other than as described below, during the fiscal year ended June 30, 2022, there has not been any transaction to which we were or are a party in which we, any of our directors, executive officers, associates, or holders of more than 5% of any class of our voting securities, or any affiliates or member of the immediate family of any of the foregoing persons, had or will have a direct or indirect material interest.
RSUs
During the fiscal year ended June 30, 2022, we granted RSUs to our non-employee directors and certain of our executive officers.

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
Registration Agreement
In July 2010, our predecessor entity, Atlassian Corporation Pty Ltd., entered into a Registration Agreement with certain holders of our outstanding share capital, including Messrs. Cannon-Brookes and Farquhar. As of June 30, 2022, certain holders of our Class A ordinary shares and our Class B ordinary shares, including Messrs. Cannon-Brookes and Farquhar, are entitled to rights with respect to the registration of their shares under the Securities Act.
Atlassian Foundation
The Atlassian Foundation was established in 2008 with the vision of helping to make the world better. Together with the Atlassian Foundation International Limited, which was established in 2016, the Atlassian Foundation works on a range of different projects in conjunction with organizations, including Code.org, Co-Impact, Educate!, Education Commission, Education Outcomes Fund, Forte, Humanitix, Pledge 1%, Raspberry Pi Foundation, Room to Read, Ruangguru, and Teach for All.
We contribute approximately 1% of our annual profits and all revenues associated with our starter licenses for on-premises products to the Atlassian Foundation. We donated $9.7 million to the Atlassian Foundation in fiscal year 2022. Additionally, since the Atlassian Foundation's inception, we have provided, at no charge, certain resources to Atlassian Foundation employees such as office space and salaries.
Splunk
In fiscal year 2022, we purchased $13.5 million of services from Splunk Inc. (“Splunk”) for systems monitoring purposes, and Splunk purchased approximately $1.6 million of products from us, both in the ordinary course of business. Sri Viswanath, our former Chief Technology Officer who resigned from that role in May 2022 and left Atlassian at the end of June 2022, was a director of Splunk until June 2022. The contract with Splunk was not negotiated by Mr. Viswanath and was executed before he joined the board of Splunk. Mr. Viswanath does not have a material interest in the relationship described above.
LinkedIn
In fiscal year 2022, we purchased approximately $6.4 million of services from LinkedIn, for recruiting purposes, in the ordinary course of business. Steve Sordello, one of our board members, was Chief Financial Officer of LinkedIn until July 2021 and Senior Vice President and Chief Financial Officer Emeritus from July 2021 to January 2022. The transactions between Atlassian and LinkedIn were not negotiated by Mr. Sordello. Mr. Sordello did not have a material interest in the relationship described above.

DoorDash
In fiscal year 2022, DoorDash purchased approximately $2.3 million of products from us, in the ordinary course of business. Shona Brown, one of our board members, is a director of DoorDash. The transactions between Atlassian and DoorDash were not negotiated by Dr. Brown and were in the ordinary course of business. Dr. Brown does not have a material interest in the relationship described above.
Intuit
In fiscal year 2022, Intuit purchased approximately $0.8 million of products from us, in the ordinary course of business. Sasan Goodarzi, one of our board members, is Chief Executive Officer and a director of Intuit. The transactions between Atlassian and Intuit were not negotiated by Mr. Goodarzi and were in the ordinary course of business. Mr. Goodarzi does not have a material interest in the relationship described above.
Cloudflare
In fiscal year 2022, Cloudflare purchased approximately $0.5 million of products from us, in the ordinary course of business and we purchased approximately $0.2 million of products and services from Cloudflare, in the ordinary course of business. Michelle Zatlyn, one of our board members, is President and Chief Operating Officer and a director of Cloudflare. The transactions between Atlassian and Cloudflare were not negotiated by Ms. Zatlyn and were in the ordinary course of business. Ms. Zatlyn does not have a material interest in the relationship described above.
Lacework
In fiscal year 2022, Lacework purchased approximately $0.1 million of products from us, in the ordinary course of business. Jay Parikh, one of our board members, is co-Chief Executive Officer and a director of Lacework. The transactions between Atlassian and Lacework were not negotiated by Mr. Parikh and were in the ordinary course of business. Mr. Parikh does not have a material interest in the relationship described above.
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
Item 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See “Item 18. Financial Statements.”
Legal Proceedings
We are not a party to any material legal proceedings as of the date of this report. From time to time we may be subject to legal proceedings and claims arising in the ordinary course of business. We investigate these claims as they arise and accrue estimates for resolution of legal and other contingencies when losses are probable and estimable. Although the results of litigation and claims cannot be predicted with certainty, we believe there was not at least a reasonable possibility that we had incurred a material loss with respect to such loss contingencies as of June 30, 2022.

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
B. Significant Changes
We have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report. We are seeking shareholder approval to effect the U.S. Domestication. If the U.S. Domestication is consummated, we will retrospectively convert our consolidated financial statements from IFRS to generally accepted accounting principles in the U.S.
Item 9. THE OFFER AND LISTING
A. Offer and Listing Details
The principal market in which our Class A ordinary shares are traded is on The Nasdaq Global Select Market under the symbol “TEAM.”
B. Plan of Distribution
Not applicable.
C. Markets
Our Class A ordinary shares are quoted on The Nasdaq Global Select Market under the symbol “TEAM.”
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
Item 10. ADDITIONAL INFORMATION

A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
The information required by this section, including a summary of certain key provisions of our articles of association, is set forth in Exhibit 4.3 (Description of Share Capital) to this Annual Report, and is incorporated herein by reference.
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
E. Taxation
The discussion under this Section E (Taxation) relates only to taxation for periods prior to the U.S. Domestication, if effectuated. For a discussion of the taxation relating to the U.S. Domestication and to holders of shares of capital stock of the Company following the U.S. Domestication, if effectuated, see the Proxy Statement and Notice of Meetings, dated July 11, 2022, attached as Exhibit 99.1 to the Company’s report on Form 6-K, filed with the SEC on July 11, 2022.
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
Individuals
United Kingdom resident and domiciled holders do not have to pay tax on the first £2,000 of dividend income received in the 2022/2023 tax year (the "dividend allowance"). However tax will be levied on any dividends received over the dividend allowance at 8.75% on dividend income within the basic rate band, 33.75% on dividend income within the higher rate band and 39.35% on dividend income within the additional rate band.
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
Subject to applicable limitations and requirements, a U.S. holder generally may claim the amount of any applicable withholding tax as either a deduction from gross income in its computation of its taxable income for U.S. federal income tax purposes or as a credit against its U.S. federal income tax liability. The availability of foreign tax credits is subject to numerous requirements (including a minimum holding period requirement) and complex limitations that must be determined and applied on an individual basis. Generally, the credit cannot exceed the proportionate share of a U.S. holder’s U.S. federal income tax liability that such U.S. holder’s taxable income from foreign sources bears to such U.S. holder’s worldwide taxable income. In applying this limitation, a U.S. holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” This limitation is calculated separately with respect to specific categories of income. The amount of a distribution with respect to the Class A ordinary shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for applicable tax purposes, potentially effectively resulting in a reduced foreign tax credit for the U.S. holder. In addition, the creditability of foreign taxes could be affected by actions taken by intermediaries in the chain of ownership between the holders of the Class A ordinary shares and us if, as a result of such actions, the holders of the Class A ordinary shares are not properly treated as beneficial owners of the underlying ordinary shares. Recently issued U.S. Treasury regulations that apply to foreign income taxes paid or accrued in taxable years beginning on or after December 28, 2021 may further restrict the availability of any such foreign tax credits based on the nature of the withholding tax imposed by the foreign jurisdiction. Each U.S. holder should consult its tax advisors regarding the foreign tax credit rules.
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
We do not believe that we were a PFIC for our taxable year ending on June 30, 2022. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a PFIC for the current taxable year or any future taxable years. If we were a PFIC for any taxable year while a taxable U.S. holder held our Class A ordinary shares, such U.S. holder would generally be taxed at ordinary income rates on any gain recognized from the sale or exchange of our Class A ordinary shares and on any dividends treated as “excess distributions” and interest charges generally applicable to underpayments of tax should apply to any taxes payable.
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
Backup Withholding and Information Reporting
U.S. holders generally will be subject to information reporting requirements with respect to distributions on Class A ordinary shares and on the proceeds from the sale, exchange or disposition of Class A ordinary shares that are paid within the United States or through U.S.-related financial intermediaries, unless the U.S. holder is an “exempt recipient.” In addition, U.S. holders may be subject to backup withholding on such payments, unless the U.S. holder provides a taxpayer identification number and a duly executed IRS Form W-9 or otherwise establishes an exemption. Backup withholding is not an additional tax, and the amount of any backup withholding will be allowed as a credit against a U.S. holder's U.S. federal income tax liability and may entitle such holder to a refund, provided that the required information is timely furnished to the IRS.
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
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and furnish other information as a foreign private issuer with the SEC. The SEC maintains a website at www.sec.gov that contains reports and other information regarding registrants that file electronically with the SEC. This Annual Report as well as some of the other information submitted by us to the SEC may be accessed through this website. In addition, information about us is available at our website at www.atlassian.com.
I. Subsidiary Information
Not applicable.

Item 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK
Currency Risk
We operate globally and are exposed to foreign exchange risk arising from exposure to various currencies in the ordinary course of business. Our exposures primarily consist of the Australian dollar, Indian rupee, Euro, British pound, Japanese yen, Philippine peso, Canadian dollar, Polish zloty and New Zealand dollar. Foreign exchange risk arises from commercial transactions and recognized financial assets and liabilities denominated in a currency other than the U.S. dollar. Our financial risk management policy is reviewed annually by our Audit Committee and requires us to monitor our foreign exchange exposure on a regular basis.
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
Foreign currency exchange rate exposure
We hedge material foreign currency denominated monetary assets and liabilities using balance sheet hedges. The fluctuations in the fair market value of balance sheet hedges due to foreign currency rates generally offset those of the hedged items, resulting in no material effect on profit. Consequently, we are primarily exposed to significant foreign currency exchange rate fluctuations with regard to the spot component of derivatives held within a designated cash flow hedge relationship affecting other comprehensive income.
Foreign currency sensitivity
A sensitivity analysis performed on our hedging portfolio as of June 30, 2022 and 2021 indicated that a hypothetical 10% strengthening of the U.S. dollar against the Australian dollar applicable to our business would decrease the fair value of our foreign currency contracts by $38.2 million and $39.4 million, respectively, and a hypothetical 10% weakening of the U.S. dollar against the Australian dollar would increase the fair value of our foreign currency contracts by $38.2 million and $39.4 million, respectively.
Interest Rate Risk
We are exposed to interest rate risk arising from our variable interest rate Credit Facility. Our financial risk management policy is reviewed annually by our Audit Committee and requires us to monitor its interest rate exposure on a regular basis.
We have a hedging program in place and enter into derivative transactions to manage the variable interest rate risks that arise with our Term Loan Facility. We enter into master netting agreements with financial institutions to execute our hedging program. Our master netting agreements are with select financial institutions to reduce our credit risk, and we trade with several counterparties to reduce our concentration risk with any single counterparty. We do not have significant exposure to counterparty credit risk at this time. We do not require nor are we required to post collateral of any kind related to our interest rate derivatives.
We enter into interest rate swaps with the objective to hedge the variability of cash flows in the interest payments associated with our Term Loan Facility. The interest rate swaps involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. The interest rate swaps are designated as cash flow hedges and measured at fair value.

A sensitivity analysis performed on interest rate swaps as of June 30, 2022 and 2021 indicated that a hypothetical 100 basis point increase in interest rates would increase the market value of our interest rate swap by $17.6 million and $24.8 million, respectively, and a hypothetical 100 basis point decrease in interest rates would decrease the market value of our interest rate swap by $18.8 million and $20.6 million, respectively. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.
In addition, our cash equivalents and investment portfolio are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates. As of June 30, 2022, we had cash and cash equivalents totaling $1.4 billion and short-term investments totaling $73.3 million.
A sensitivity analysis performed on our portfolio as of June 30, 2022 and 2021 indicated that a hypothetical 100 basis point increase in interest rates would decrease the market value of our marketable debt investments by $0.3 million and $1.9 million, respectively, and a hypothetical 100 basis point decrease in interest rates would increase the market value of our marketable debt investments by $0.3 million and $0.3 million, respectively. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur.
Equity Price Risk
We are exposed to equity price risk in connection with our equity investments. Our marketable equity investments are susceptible to market price risk from uncertainties about future values of the investment securities. As of June 30, 2022 and 2021, our marketable equity investments are fair valued at $30.8 million and $110.4 million, respectively. A hypothetical 10% increase in the respective share prices of our equity investments as of June 30, 2022 and 2021 would increase the fair value of our marketable equity investments by $3.1 million and $11.0 million, respectively, and a hypothetical 10% decrease in the respective share prices of our equity investments would decrease the fair value of our marketable equity investments by $3.1 million and $11.0 million, respectively.
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
PART II

Item 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
Item 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
Item 15. CONTROLS AND PROCEDURES
Disclosure controls and procedures
Our Co-Chief Executive Officer and Co-Chief Executive Officer and Interim Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) of the Exchange Act) as of June 30, 2022, have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by us in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Co-Chief Executive Officer and Co-Chief Executive Officer and Interim Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s report on internal control over financial reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rule 13a-15(f) of the Exchange Act. Our management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Our internal control over financial reporting includes policies and procedures that provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with IFRS. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of June 30, 2022. Our independent registered public accounting firm, Ernst & Young LLP, has issued an audit report with respect to our internal control over financial reporting, which appears in “Item 18. Financial Statements.” of this Annual Report.
Changes in internal control over financial reporting
There was no change in our internal control over financial reporting identified in connection with the evaluation required by Rule 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended June 30, 2022 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
Item 16B. CODE OF ETHICS
Our board of directors has adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Co-Chief Executive Officers, Chief Financial Officer and other executive and senior financial officers. The full text of our code of business conduct and ethics is posted on the investor relations page of our website at investors.atlassian.com. We intend to disclose any amendments to our code of business conduct and ethics, or waivers of its requirements, as it applies to our executive officers and directors, on our website or in filings under the Exchange Act.
Item 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
Aggregate audit fees, audit-related fees, tax fees and the aggregate of all other fees billed to us by Ernst & Young LLP for the fiscal years ended June 30, 2022 and 2021 were as follows:

	2022	2021
	(U.S. $ in thousands)
Audit fees (1)	$3,640	$3,223
Audit-related fees (2)	2,088	879
Tax fees (3)	—	292
Other fees (4)	11	11
Total	$5,739	$4,405

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
(2) Audit-Related Fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s consolidated financial statements and are not reported under “Audit Fees.” This primarily consists of fees for service organization control audits and services provided in relation to assessments of IFRS to U.S. GAAP differences.
(3) Tax fees relate to assistance with tax compliance, tax planning and various tax advisory services provided by principal accountant during fiscal year 2021. There were no tax related services provided during fiscal year 2022.
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
See “Item 18. Financial Statements.”
Item 18. FINANCIAL STATEMENTS

The following financial statements are filed as part of this Annual Report, together with the report of the independent registered public accounting firm:

•Reports of Independent Registered Public Accounting Firm

•Consolidated Statements of Operations for the fiscal years ended June 30, 2022, 2021 and 2020

•Consolidated Statements of Comprehensive Loss for the fiscal years ended June 30, 2022, 2021 and 2020

•Consolidated Statements of Financial Position as of June 30, 2022 and 2021

•Consolidated Statements of Changes in Equity for the fiscal years ended June 30, 2022, 2021 and 2020

•Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2022, 2021 and 2020

•Notes to the Consolidated Financial Statements

Item 19. EXHIBITS

Exhibit Number		Description

3.1	(1)	Amended and Restated Articles of Association of the company.

4.1	(2)	Form of certificate evidencing Class A ordinary shares.

4.2	(3)	Registration Agreement, dated July 2, 2010, by and among the company and certain of its shareholders.

4.3	(4)	Description of share capital.

10.1	(5)
Credit Agreement, dated as of October 28, 2020, by and among the Company, Atlassian, Inc., Bank of America, N.A., as Administrative Agent, Swing Line Lender and L/C Issuer, and the other lenders and parties thereto.

10.2	(3) #	Form of Deed of Indemnity entered into between the company and its directors.

10.3	(3) #	Form of Indemnification Agreement entered into between the company and its officers.

10.4	(3) #	2013 U.S. Share Option Plan and forms of agreements thereunder.

10.5	(3) #	2015 Share Incentive Plan and forms of agreements thereunder.

10.6	(3) #	2015 Employee Share Purchase Plan.

10.7	(3) #	Ordinary Shares Option Agreement.

10.8	(3) #	Deed of Amendment to Class B Ordinary Shares Option Agreement.

10.9	(3) #	Class B Ordinary Shares Exercise Agreement.

10.10	(3) #	Executive Cash Incentive Bonus Plan.

10.11	(5) #	Amended and Restated Executive Severance Plan.

10.12	(3) #	Form of Director Agreement.

10.13	(6) #	Non-Employee Director Compensation Policy.

10.14	(3)	Lease, dated March 25, 2015, by and between Atlassian Pty Ltd and Council of the City of Sydney.

10.15	(3)	Lease, dated December 22, 2011, by and between Atlassian Pty Ltd and 341 George St Pty Ltd.

10.16	(3)	Lease, dated July 9, 2015, by and between Atlassian Pty Ltd and 341 George St Pty Ltd.

10.17	(7)	Lease, dated June 25, 2021, by and between Atlassian Pty Ltd and 341 George St Pty Ltd.

10.18	(8)	Lease, dated October 25, 2017, by and between Atlassian Inc. and MV Campus Owner, LLC.

10.19	(9)	Lease, dated November 22, 2017, by and between Atlassian Inc. and 350 Bush Street Owner, LLC.

10.20	(7)	Variations of Lease, dated July 1, 2021, by and between Atlassian Pty Ltd and ISPT Pty Ltd.

10.21	(10) † *
Agreement for Lease, dated March 23, 2022, by and among Atlassian Corporation Plc, Atlassian Pty Ltd, Vertical First Pty Ltd as trustee for the Vertical First Trust, Dexus Property Services Pty Limited, Dexus Funds Management Limited as responsible entity for Dexus Property Trust and Dexus Funds Management Limited as responsible entity for Dexus Operations Trust.

10.22	†
Deed of Amendment, dated April 30, 2022, to Agreement for Lease, dated March 23, 2022, by and among Atlassian Corporation Plc, Atlassian Pty Ltd, Vertical First Pty Ltd as trustee for the Vertical First Trust, Dexus Property Services Pty Limited, Dexus Funds Management Limited as responsible entity for Dexus Property Trust and Dexus Funds Management Limited as responsible entity for Dexus Operations Trust.

12.1		Certificate of Co-Chief Executive Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

Exhibit Number	Description

12.2
Certificate of Co-Chief Executive Officer and Principal Financial Officer pursuant to Securities Exchange Act Rules 13a-14(a) and 15d-14(a) as adopted pursuant to §302 of the Sarbanes-Oxley Act of 2002.

13.1	Certificate of Co-Chief Executive Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

13.2	Certificate of Co-Chief Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002.

21.1	Subsidiaries of the Registrant.

23.1	Consent of Independent Registered Public Accounting Firm.

101.1	The following financial information from Atlassian Corporation Plc’s Annual Report on Form 20-F for the year ended June 30, 2022, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) Consolidated Statements of Operations for the fiscal years ended June 30, 2022, 2021 and 2020, (ii) Consolidated Statements of Comprehensive Loss for the fiscal years ended June 30, 2022, 2021 and 2020, (iii) Consolidated Statements of Financial Position as of June 30, 2022 and 2021, (iv) Consolidated Statements of Changes in Equity for the fiscal years ended June 30, 2022, 2021 and 2020, (v) Consolidated Statements of Cash Flows for the fiscal years ended June 30, 2022, 2021 and 2020, and (vi) Notes to Consolidated Financial Statements.

104.1	Cover Page Interactive Data File (embedded within the Inline XBRL document and contained in Exhibit 101.1)

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
(2)     Incorporated by reference to the Company’s Registration Statement on Form F-1/A (File No. 333-207879) filed on November 18, 2015.
(3)     Incorporated by reference to the Company’s Registration Statement on Form F-1 (File No. 333-207879) filed on November 9, 2015.
(4)     Incorporated by reference to the Company’s Annual Report on Form 20-F filed on August 23, 2019.
(5)     Incorporated by reference to the Company’s report on Form 6-K filed on October 29, 2020.
(6)     Incorporated by reference to the Company’s Annual Report on Form 20-F filed on August 14, 2020.
(7)    Incorporated by reference to the Company’s Annual Report on Form 20-F filed August 13, 2021.
(8)     Incorporated by reference to the Company’s report on Form 6-K filed on October 30, 2017.
(9)     Incorporated by reference to the Company’s report on Form 6-K filed on November 27, 2017.
(10)    Incorporated by reference to the Company’s report on Form 6-K filed on March 25, 2022.
#    Indicates management contract or compensatory plan, contract or agreement.
†    Portions of this exhibit have been redacted.
*    Certain exhibits and schedules to this agreement have been omitted.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

ATLASSIAN CORPORATION PLC

Date: August 19, 2022	By:	/s/ Michael Cannon-Brookes
		Name:	Michael Cannon-Brookes
		Title:	Co-Chief Executive Officer

	By:	/s/ Scott Farquhar
		Name:	Scott Farquhar
		Title:	Co-Chief Executive Officer and Interim Chief Financial Officer

ATLASSIAN CORPORATION PLC

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Atlassian Corporation Plc
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Atlassian Corporation Plc (the Company) as of June 30, 2022 and 2021, the related consolidated statements of operations, comprehensive loss, changes in equity and cash flows for each of the three years in the period ended June 30, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at June 30, 2022 and 2021, and the results of its operations and its cash flows for each of the three years in the period ended June 30, 2022, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated August 19, 2022 expressed an unqualified opinion thereon.
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
Critical Audit Matter
The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of the critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue recognition
Description of the Matter
As described in Note 2 to the consolidated financial statements, the Company primarily derives revenues from cloud-based services arrangements and subscription-based and perpetual software license arrangements that include bundled support and maintenance services for the duration of the license period. The Company’s contracts with customers often contain multiple performance obligations, including promises to transfer multiple software products and/or services to a customer. To account for promised goods and services in accordance with IFRS 15, Revenue from Contracts with Customers, the Company allocates the transaction price to the distinct performance obligations on a relative standalone selling price basis and recognizes revenue when control of the distinct performance obligation is transferred to the customer. For example, the Company recognizes software license revenue at the time of delivery of the license and recognizes subscription and support revenue over time as the services are performed.

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

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of the Company's internal controls over the relevant terms and conditions of its contracts, the appropriate accounting for those terms and conditions under IFRS 15, including the identification of performance obligations, determination of the relative standalone selling price for each performance obligation, and the determination of the timing of recognition of revenue. This included testing relevant controls over the information systems that are important to the initiation, billing and recording of revenue transactions.

Among other procedures to evaluate management’s identification and determination of the distinct performance obligations, we read executed contracts for a sample of sales transactions to understand the contract, identified the promised goods and services in the contract and identified the distinct performance obligations. To test management’s determination of relative standalone selling price for each performance obligation, we performed audit procedures, among others, to assess the appropriateness of the methodology applied, tested mathematical accuracy of the underlying data and calculations, and tested sample selections to corroborate the data underlying the Company’s calculations. We also evaluated whether the Company appropriately applied its revenue recognition policy to a sample of sales transactions to determine whether revenue was recognized in the correct amount and period. Finally, we assessed the related disclosures in the consolidated financial statements.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2012.
San Francisco, California
August 19, 2022

Report of Independent Registered Public Accounting Firm
To the Shareholders and Board of Directors of Atlassian Corporation Plc
Opinion on Internal Control Over Financial Reporting
We have audited Atlassian Corporation Plc’s internal control over financial reporting as of June 30, 2022, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, Atlassian Corporation Plc (the Company) maintained, in all material respects, effective internal control over financial reporting as of June 30, 2022, based on the COSO criteria.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s 2022 consolidated financial statements, and our report dated August 19, 2022 expressed an unqualified opinion thereon.

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

/s/ Ernst & Young LLP

San Francisco, California
August 19, 2022

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. $ and shares in thousands, except per share data)

		Fiscal Year Ended June 30,
	Notes	2022	2021	2020
Revenues:
Subscription		$2,096,706	$1,324,064	$931,455
Maintenance		495,077	522,971	469,350
Other		211,099	242,097	213,368
Total revenues	15	2,802,882	2,089,132	1,614,173
Cost of revenues (1) (2)		465,707	336,021	268,807
Gross profit		2,337,175	1,753,111	1,345,366
Operating expenses:
Research and development (1) (2)		1,397,568	963,326	763,188
Marketing and sales (1) (2)		567,691	372,909	299,683
General and administrative (1)		478,373	315,242	268,409
Total operating expenses		2,443,632	1,651,477	1,331,280
Operating income (loss)		(106,457)	101,634	14,086
Other non-operating expense, net	6	(434,588)	(620,759)	(338,486)
Finance income		2,297	7,174	27,801
Finance costs		(25,824)	(122,713)	(49,610)
Loss before income tax expense		(564,572)	(634,664)	(346,209)
Income tax expense	8	(49,552)	(61,651)	(4,445)
Net loss		$(614,124)	$(696,315)	$(350,654)
Net loss per share attributable to ordinary shareholders:
Basic	18	$(2.42)	$(2.79)	$(1.43)
Diluted	18	$(2.42)	$(2.79)	$(1.43)
Weighted-average shares outstanding used to compute net loss per share attributable to ordinary shareholders:
Basic	18	253,312	249,679	244,844
Diluted	18	253,312	249,679	244,844
(1)    Amounts include share-based payment expense, as follows:

Cost of revenues	$44,848	$24,739	$19,787
Research and development	437,607	253,328	204,150
Marketing and sales	109,338	46,978	41,960
General and administrative	115,294	60,687	47,498

(2)    Amounts include amortization of acquired intangible assets, as follows:

Cost of revenues	$22,694	$22,394	$29,509
Research and development	374	168	166
Marketing and sales	9,330	9,192	12,860
The above consolidated statements of operations should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
(U.S. $ in thousands)

		Fiscal Year Ended June 30,
	Notes	2022	2021	2020
Net loss		$(614,124)	$(696,315)	$(350,654)
Items that will not be reclassified to profit or loss in subsequent periods:
Net gain (loss) on equity investments classified at fair value through other comprehensive income	5	(72,663)	48,080	41,255
Income tax effect		16,775	(11,283)	(9,380)
Other comprehensive income (loss) for items that will not be reclassified to profit or loss, net of tax		(55,888)	36,797	31,875
Items that will be reclassified to profit or loss in subsequent periods:
Foreign currency translation adjustment		(11,355)	4,916	(613)
Net change in unrealized gain (loss) on debt investments classified at fair value through other comprehensive income	5	(1,358)	(4,844)	5,053
Net gain (loss) on cash flow hedging derivative instruments	5	27,438	(16,008)	16,711
Income tax effect		(9,840)	7,827	(8,961)
Other comprehensive income (loss) after tax that will be reclassified to profit or loss in subsequent periods		4,885	(8,109)	12,190
Other comprehensive income (loss), net of tax		(51,003)	28,688	44,065
Total comprehensive loss, net of tax		$(665,127)	$(667,627)	$(306,589)
The above consolidated statements of comprehensive loss should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(U.S. $ in thousands)

		June 30,
	Notes	2022	2021
Assets
Current assets:
Cash and cash equivalents	14	$1,385,265	$919,227
Short-term investments	5	73,294	313,001
Trade receivables	9	308,127	173,473
Tax receivables		541	2,332
Derivative assets	5,16	13,685	127,486
Prepaid expenses and other current assets	14	58,077	48,322
		1,838,989	1,583,841
Assets held for sale	14	60,265	43,665
Total current assets		1,899,254	1,627,506
Non-current assets:
Property and equipment, net	10	98,554	66,221
Deferred tax assets	8	42,760	36,174
Goodwill	11	732,666	725,758
Intangible assets, net	11	100,840	124,590
Right-of-use assets, net	12	267,328	205,300
Strategic investments		159,064	122,159
Other non-current assets	14	60,740	37,636
Total non-current assets		1,461,952	1,317,838
Total assets		$3,361,206	$2,945,344
Liabilities
Current liabilities:
Trade and other payables	14	$404,908	$266,497
Tax liabilities		26,367	42,051
Provisions	14	32,796	25,148
Deferred revenue	15	1,066,059	812,943
Lease obligations	12	40,638	42,446
Derivative liabilities	5,16	23,288	772,127
Exchangeable senior notes, net	16	—	348,799
Total current liabilities		1,594,056	2,310,011
Non-current liabilities:
Deferred tax liabilities	8	26,457	26,625
Provisions	14	13,804	12,435
Deferred revenue	15	116,621	84,652
Term loan facility, net	16	999,419	—
Lease obligations	12	274,434	214,103
Other non-current liabilities		812	2,604
Total non-current liabilities		1,431,547	340,419
Total liabilities		3,025,603	2,650,430
Equity
Share capital	17	25,485	25,164
Share premium	17	461,044	461,016
Other capital reserves	17	2,223,820	1,516,609
Other components of equity	17	53,829	104,832
Accumulated deficit		(2,428,575)	(1,812,707)
Total equity		335,603	294,914
Total liabilities and equity		$3,361,206	$2,945,344
The above consolidated statements of financial position should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(U.S. $ in thousands)

					Other components of equity
	Notes	Share capital	Share premium	Other capital reserves	Cash flow hedge reserve	Foreign currency translation reserve	Investments at fair value through other comprehensive income reserve	Retained earnings (accumulated deficit)	Total equity
Balance as of June 30, 2019		$24,199	$458,166	$816,660	$(2,547)	$4,372	$30,254	$(765,637)	$565,467
Net loss		—	—	—	—	—	—	(350,654)	(350,654)
Other comprehensive income (loss), net of tax		—	—	—	8,714	(613)	35,964	—	44,065
Total comprehensive loss, net of tax		—	—	—	8,714	(613)	35,964	(350,654)	(306,589)
Issuance of ordinary shares upon exercise of share options		76	1,726	—	—	—	—	—	1,802
Vesting of early exercised shares		64	—	(32)	—	—	—	—	32
Issuance of ordinary shares for settlement of restricted share units (RSUs)		405	—	(405)	—	—	—	—	—
Share-based payment		—	—	313,706	—	—	—	—	313,706
Replacement equity awards related to business combination		—	—	552	—	—	—	—	552
Tax benefit from share plans		—	—	437	—	—	—	—	437
Cumulative effect of applying new accounting pronouncement		—	—	—	—	—	—	(101)	(101)
		545	1,726	314,258	—	—	—	(101)	316,428
Balance as of June 30, 2020		$24,744	$459,892	$1,130,918	$6,167	$3,759	$66,218	$(1,116,392)	$575,306
Net loss		—	—	—	—	—	—	(696,315)	(696,315)
Other comprehensive income, net of tax		—	—	—	(9,102)	4,916	32,874	—	28,688
Total comprehensive income (loss), net of tax		—	—	—	(9,102)	4,916	32,874	(696,315)	(667,627)
Issuance of ordinary shares upon exercise of share options	17	39	1,124	—	—	—	—	—	1,163
Vesting of early exercised shares	17	34	—	(34)	—	—	—	—	—
Issuance of ordinary shares for settlement of restricted share units (RSUs)	17	347	—	(347)	—	—	—	—	—
Share-based payment expense	7	—	—	385,918	—	—	—	—	385,918
Replacement equity awards related to business combination	13	—	—	523	—	—	—	—	523
Tax benefit from share plans		—	—	(369)	—	—	—	—	(369)
		420	1,124	385,691	—	—	—	—	387,235
Balance as of June 30, 2021		$25,164	$461,016	$1,516,609	$(2,935)	$8,675	$99,092	$(1,812,707)	$294,914
Hyperinflation		—	—	—	—	—	—	(1,744)	(1,744)
Balance as of July 1, 2021		25,164	461,016	1,516,609	(2,935)	8,675	99,092	(1,814,451)	293,170
Net loss		—	—	—	—	—	—	(614,124)	(614,124)
Other comprehensive loss, net of tax		—	—	—	17,462	(11,355)	(57,110)	—	(51,003)
Total comprehensive loss, net of tax		—	—	—	17,462	(11,355)	(57,110)	(614,124)	(665,127)
Issuance of ordinary shares upon exercise of share options	17	4	28	—	—	—	—	—	32
Vesting of early exercised shares	17	21	—	(21)	—	—	—	—	—
Issuance of ordinary shares for settlement of restricted share units (RSUs)	17	296	—	(296)	—	—	—	—	—
Share-based payment expense	7	—	—	707,470	—	—	—	—	707,470
Tax benefit from share plans		—	—	58	—	—	—	—	58
		321	28	707,211	—	—	—	—	707,560
Balance as of June 30, 2022		$25,485	$461,044	$2,223,820	$14,527	$(2,680)	$41,982	$(2,428,575)	$335,603
The above consolidated statements of changes in equity should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. $ in thousands)

		Fiscal Year Ended June 30,
	Notes	2022	2021	2020
Operating activities
Loss before income tax expense		$(564,572)	$(634,664)	$(346,209)
Adjustments to reconcile loss before income tax expense to net cash provided by operating activities:
Depreciation and amortization	10, 11	51,163	55,296	62,271
Depreciation of right-of-use assets	12	42,795	37,552	35,127
Share-based payment expense	7	707,087	385,732	313,395
Net loss on exchange derivative and capped call transactions	5	424,482	616,446	335,953
Amortization of debt discount and issuance cost	16	4,075	109,548	35,608
Interest income		(2,297)	(7,174)	(27,801)
Interest expense		21,749	13,164	14,002
Net foreign currency loss (gain)		(12,065)	7,650	(1,503)
Impairment of lease related assets	7	—	7,435	—
Net unrealized loss on investments	5	2,100	2,000	—
Net loss (gain) on sale of investments, disposal of assets and other		3,189	1,144	(993)
Changes in assets and liabilities:
Trade receivables		(134,764)	(61,256)	(29,440)
Prepaid expenses and other assets		(20,767)	(13,054)	(10,608)
Trade and other payables, provisions and other non-current liabilities		140,946	64,899	51,532
Deferred revenue	15	284,937	294,371	131,535
Interest received		2,086	12,513	29,217
Income tax paid, net		(66,648)	(50,272)	(17,876)
Net cash provided by operating activities		883,496	841,330	574,210
Investing activities
Business combinations, net of cash acquired	13	(12,377)	(91,584)	(53,212)
Purchases of intangible assets		(4,018)	(1,800)	—
Purchases of property and equipment		(70,583)	(31,520)	(35,709)
Purchases of investments		(132,671)	(119,431)	(985,931)
Proceeds from maturities of investments		76,937	454,996	513,268
Proceeds from sales of investments		186,262	48,786	245,498
Change in restricted cash		10,336	(2,618)	(2,085)
Payment of deferred consideration		(7,034)	(185)	(760)
Net cash provided by (used in) investing activities		46,852	256,644	(318,931)
Financing activities
Proceeds from exercise of share options		32	1,163	1,802
Payments of lease obligations	12	(49,142)	(44,874)	(38,125)
Payment of issuance costs for debt	16	—	(4,445)	—
Interest paid		(13,310)	(6,498)	(6,250)
Repayment of exchangeable senior notes	16	(1,548,686)	(1,803,244)	(2)
Proceeds from settlement of capped call transactions	16	135,497	203,093	—
Proceeds from term loan facility	16	1,000,000	—	—
Proceeds from other financing arrangements		13,877	—	—
Net cash used in financing activities		(461,732)	(1,654,805)	(42,575)
Effect of exchange rate changes on cash and cash equivalents		(9,194)	5,406	(1,176)
Net increase (decrease) in cash and cash equivalents		459,422	(551,425)	211,528
Cash and cash equivalents at beginning of period		919,227	1,479,969	1,268,441
Net decrease (increase) in cash and cash equivalents included in assets held for sale		6,616	(9,317)	—
Cash and cash equivalents at end of period		$1,385,265	$919,227	$1,479,969
The above consolidated statements of cash flows should be read in conjunction with the accompanying notes.

ATLASSIAN CORPORATION PLC
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
1. Corporate Information
Atlassian Corporation Plc (the “Company”) is a public company limited by shares, incorporated and registered in the United Kingdom (the “UK”). The registered office of the Company and its subsidiaries (collectively, “Atlassian,” the “Group,” “our,” or “we”) is located at Exchange House, Primrose Street, London EC2A 2EG, c/o Herbert Smith Freehills LLP.
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
The accompanying consolidated financial statements of the Group for the year ended June 30, 2022 were authorized for issue in accordance with a resolution of the board of directors on August 19, 2022.
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
In March 2020, the World Health Organization declared a novel coronavirus (“COVID-19”) a pandemic. The impact of COVID-19 has been difficult to predict and the full extent of the impact will depend on a number of factors, including the continued duration and spread of the outbreak and related variants, its severity, the actions taken by governments and authorities to contain the virus or treat its impact, the effectiveness of current vaccines and therapeutic treatments, and the extent to which normal economic and operating conditions continue to resume. The Group considered the impact of COVID-19 on the assumptions and estimates used, including the allowance for credit losses for accounts receivable, the creditworthiness of customers entering into revenue arrangements, our impairment assessment of assets, the fair values of our financial instruments, and income taxes, which require increased judgement and carry a higher degree of estimate uncertainty. The Group determined that there were no material adverse impacts on the consolidated financial statements for the fiscal years ended June 30, 2022 and 2021. As events continue to evolve and additional information becomes available, the Group’s assumptions and estimates may change in future periods.

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
Revenue recognition
Policies, Estimates and Judgments
Revenues are generally recognized upon the transfer of control of promised products or services provided to our customers, reflecting the amount of consideration we expect to receive for those products or services. We enter into contracts that can include various combinations of products and services, which are generally capable of being distinct and accounted for as separate performance obligations. Revenue is recognized net of sales and other similar taxes collected from customers, which are subsequently remitted to governmental authorities. The revenue recognition policy is consistent for sales generated directly with customers and sales generated indirectly through solution partners and resellers.
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
Recognition of revenue
Revenue recognized from contracts with customers is disaggregated into categories that depict how the nature, amount, timing and uncertainty of revenue and cash flows are affected by economic factors. We report our revenues in three categories: (i) subscription, (ii) maintenance, and (iii) other. In addition, we present revenue by geographic region in Note 16, “Revenue.”
Subscription revenues
Subscription revenues consist primarily of fees earned from subscription-based arrangements for providing customers the right to use our software in a cloud-based-infrastructure that we provide. We also sell on-premises term license agreements for our Data Center products, which consist of software licensed for a specified period and include support and maintenance services that are bundled with the license for the term of the license period. Subscription revenues also include subscription-based agreements for our premier support services. Subscription revenues are driven primarily by the number and size of active licenses, the type of product and the price of the licenses. Our subscription-based arrangements generally have a contractual term of one to twelve months, with a majority being one month. For cloud-based services, subscription revenue is recognized ratably as services are performed, commencing with the date the service is made available to customers. For on-premises term-based licenses, we recognize revenue upfront for the portion that relates to the delivery of the term license and the support and related revenue is recognized ratably as the services are delivered over the term of the arrangement.
Maintenance revenues
Maintenance revenues represent fees earned from providing customers unspecified future updates, upgrades and enhancements and technical product support for perpetual license products on an if-and-when-available basis. Maintenance revenue is recognized ratably over the term of the support period.
Other revenues
Other revenues include primarily fees received for sales of third-party apps in the Atlassian Marketplace and perpetual license revenues. Technical account management, consulting and training services are also included in other revenues. Revenue from the sale of third-party apps via Atlassian Marketplace is recognized on the date of product delivery on a net basis given that all of our performance obligations have been satisfied at that time and we function as the agent in the relationship. Revenue from technical account management is recognized over the time period that the customer has access to the service. Revenue from consulting and training is recognized over time as the services are performed. Perpetual license revenues represent fees earned from the perpetual licenses of software to customers for use on the customer’s premises. Perpetual license revenues consist of the revenues recognized from sales of licenses to new customers and additional licenses to existing customers. We typically recognize revenue on the license portion of perpetual license arrangements once the customer obtains control of the license, which is generally upon delivery of the license.
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
Current versus non-current classification
The Group presents assets and liabilities in the consolidated statements of financial position based on current or non-current classification. An asset is current when it is expected to be realized or intended to be sold or consumed in the normal operating cycle; expected to be realized within twelve months after the reporting period; or cash or cash equivalent unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period. All other assets are classified as non-current. A liability is current when it is due to be settled within twelve months after the reporting period. The Group classifies all other liabilities as non-current.
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
Marketable debt securities
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
Strategic investments
The Group holds strategic investments in privately held debt and equity securities and publicly held equity securities in which the Company does not have a controlling interest.
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
The Group has irrevocably designated the equity investments not accounted for under the equity method as instruments at fair value through other comprehensive income. Changes in fair value of these equity investments are recognized in other comprehensive income and never reclassified to profit or loss, even if the asset is impaired, sold or otherwise derecognized.
Marketable equity securities are measured at fair value using readily determinable market value. Non-marketable equity securities are measured at fair value using market data, such as publicly available financing round valuations. Judgment is required particularly in estimating the fair values of non-marketable equity securities.

Exchangeable senior notes
The Group’s exchangeable senior notes (the “Notes”) were classified as financial liabilities at amortized cost and measured using the EIR method. Amortized cost was calculated by taking into account any discount and issuance cost that were an integral part of the EIR. The EIR amortization was included as finance costs in the consolidated statements of operations.
Derivative financial instruments
The Group enters into foreign exchange forward contracts with the objective to mitigate certain currency risks associated with cost of revenues and operating expenses denominated in foreign currencies. These foreign exchange forward contracts are designated as cash flow hedges. The Group also enters into foreign exchange forward contracts to hedge a portion of certain foreign currency denominated as monetary assets and liabilities to reduce the risk that such foreign currency will be adversely affected by changes in exchange rates. The Group uses interest rate swaps to hedge the variability of cash flows in the interest payments associated with its variable-rate debt due to changes in the LIBOR-based floating interest rate. The interest rate swaps are designated as cash flow hedges. Hedging derivative instruments are recognized as either assets or liabilities and are measured at fair value.
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
The Group had other derivatives such as embedded exchange feature of the Notes and capped call transactions (“Exchange and Capped Call Derivatives”). Please see Note 16, “Debt” for details. The Exchange and Capped Call Derivatives are measured at fair value at each reporting date and gains (losses) from changes in fair values are recognized in other non-operating expense, net. The Group used Black-Scholes option pricing models to fair value the exchange feature of the Notes. Certain inputs used in the model such as stock price volatility requires judgment. The Capped Call Derivatives’ fair value was obtained from counterparty banks.
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
Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated using the straight-line method to allocate the cost over the estimated useful lives or, in the case of leasehold improvements and certain leased equipment, the remaining lease term if shorter. The estimated useful lives for each asset class are as follows:

Equipment	3 years
Computer hardware and computer-related software	3 years
Furniture and fittings	5 years
Leasehold improvements	Shorter of the remaining lease term or 7 years
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
Research and development
Research and development expense includes the employee, software, and hardware costs incurred for the development of new products, enhancements and updates of existing products and quality assurance activities. These costs incurred for the development of computer software to be marketed externally are expensed until the point that technological feasibility has been established, which, for our products, is typically reached shortly before the release of such products, and, as a result, the Group has not capitalized any research and development costs.
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
New Standards, Interpretations and Amendments Not Yet Adopted in Fiscal Year 2022
The IASB has issued other amendments resulting from improvements to IFRS that management considers do not have any impact on the accounting policies, financial position or performance of the Group. The Group does not expect them to have a material impact on the accounting policies.
Hyperinflation
With effect from July 1, 2021, we have applied hyperinflationary accounting in accordance with IAS 29, Financial Reporting in Hyperinflationary Economies, for our subsidiary in Turkey as Turkey’s cumulative rate of inflation over the last three years is in excess of 100%. Non-monetary balance sheet items are restated using a general price index; monetary items are not restated. Items in the income statement and the statement of comprehensive income are restated by applying the change in the general price index from the dates when the income and expense items were initially recorded in the financial statements. The impact was not material on the consolidated financial statements for the fiscal year 2022. Comparative amounts presented previously in U.S. dollars are not restated.
Reclassification
Certain reclassifications have been made to prior period balances in order to conform to the current period presentation. “Perpetual License” revenues have been reclassified to “Other” revenues on our consolidated statements of operation. The reclassifications had no impact on our previously reported total revenues.
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
The Group operates as a single operating segment and the Group performs the goodwill impairment test at the level of its operating segment as there are no lower levels within the Group at which goodwill is monitored. The recoverable amount of goodwill was assessed by comparing the market capitalization of the Group to its book value, among other qualitative factors, when reviewing for impairment. There was no impairment of goodwill during the fiscal years 2022, 2021 and 2020.
During fiscal year 2021, the Group elected to early terminate one of its office leases. The Group did not have any rights to sublease the facility. The recoverable amount of the related lease assets including right-of-use assets and leasehold improvement was determined to be zero. An impairment charge of $7.4 million was recorded to profit or loss in fiscal year 2021. For details of the office lease impairment, please refer to Note 7, “Expenses.” Other than the lease-related assets discussed above, no indicators of impairment existed that were significant enough to warrant non-financial assets to be tested for impairment in the fiscal years 2022, 2021 and 2020. For details of non-financial assets, please refer to Note 10, “Property and Equipment”, Note 11, “Goodwill and Intangible assets” and Note 12, “Leases.”
Impairment of non-marketable debt and equity investments
We assess our privately held debt and equity securities strategic investment portfolio quarterly for impairment. Our impairment analysis encompasses an assessment of both qualitative and quantitative analyses of key factors including the investee’s financial metrics, market acceptance of the product or technology, and any similar new rounds of financing. If the investment is considered to be impaired, we record any privately held equity investments at fair value by recognizing an impairment through the Statement of Financial Position and establishing a new carrying value for the investment. Any adjustments to privately held debt securities are recorded through the Consolidated Statement of Operations.
An impairment charge of $0.3 million for privately held equity investments were recorded in other comprehensive loss in fiscal year 2021. There was no impairment of privately held equity investments during the fiscal years 2022 and 2020. Impairment charges of $2.1 million and $2.0 million for privately held debt investments, respectively, were recorded to profit or loss during the fiscal years 2022 and 2021. There was no impairment of privately held debt investments during the fiscal years 2020. Please refer to Note 5, “Financial Assets and Liabilities,” for details.

4. Group Information
As of June 30, 2022, the Group’s subsidiaries, all of which are wholly owned, were as follows:

Name	Country of Incorporation
Atlassian (UK) Limited	United Kingdom, United States of America
Atlassian (UK) Holdings Limited	United Kingdom, United States of America
Atlassian (Australia) Limited	United Kingdom, United States of America
Atlassian (UK) Operations Limited	United Kingdom
Atlassian (US) LLC	United States of America
Atlassian US, Inc.	United States of America
Atlassian Network Services, Inc.	United States of America
Dogwood Labs, Inc.	United States of America
Trello, Inc.	United States of America
AgileCraft LLC	United States of America
OpsGenie, Inc.	United States of America
Opsgenie Yazılım Anonim Şirketi	Turkey
iFountain, LLC	United States of America
Halp, Inc.	United States of America
Buddy AI Inc.	United States of America
Atlassian Australia 1 Pty Ltd	Australia
Atlassian Australia 2 Pty Ltd	Australia
Atlassian Corporation Pty. Ltd.	Australia
Atlassian Pty Ltd	Australia
Good Software Co. Pty Ltd	Australia
Code Barrel Pty Ltd	Australia
Lead Green Pty Ltd	Australia
Lead Green Trust	Australia
Vertical First Pty Ltd	Australia
Vertical First Trust	Australia
Atlassian Capital Pty. Ltd.	Australia
MITT Australia Pty Ltd	Australia
MITT Trust	Australia
Atlassian Holdings B.V.	Netherlands
Atlassian K.K.	Japan
Atlassian Germany GmbH	Germany
Atlassian Philippines, Inc.	Philippines
Atlassian France SAS	France
Atlassian B.V.	Netherlands
Atlassian Canada Inc.	Canada
Atlassian India LLP	India
Mindville AB	Sweden
Atlassian New Zealand	New Zealand
Atlassian Poland sp z o.o.	Poland
Chart.io, Inc.	United States of America
ThinkTilt Pty Ltd	Australia

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
The following table sets forth foreign currency sensitivity analysis of a hypothetical 10% change in exchange rate of the U.S. dollar against the Australian dollar to our cash flow hedging portfolio:

Foreign Currency Sensitivity	Effect on other comprehensive income, before tax
	2022	2021
	(U.S. $ in thousands)
Foreign currency forward contracts - cash flow hedging:
U.S. dollar +10%, decrease in fair value of foreign currency forward contracts	$(38,198)	$(39,416)
U.S. dollar -10%, increase in fair value of foreign currency forward contracts	38,198	39,416
Equity Price Risk
The Group is exposed to equity price risk in connection with our equity investments. The Group’s marketable equity investments are susceptible to market price risk from uncertainties about future values of the investment securities.
The following table sets forth equity price sensitivity analysis of a hypothetical 10% change in share prices:

Equity Price Sensitivity	Effect on other comprehensive income, before tax
	2022	2021
	(U.S. $ in thousands)
Fair value change of marketable equity investments:
Increase in respective share prices of 10%	$3,080	$11,041
Decrease in respective share prices of 10%	(3,080)	(11,041)
Interest rate risk
We have access to a $1 billion senior unsecured delayed-draw term loan facility (the “Term Loan Facility”) and a $500 million senior unsecured revolving credit facility (the “Revolving Credit Facility,” and together with the Term Loan Facility, the “Credit Facility”). The Credit Facility matures in October 2025 and bears a variable interest rate. Please refer to Note 16, “Debt” for the details of the Credit Facility. As of June 30, 2022, $1 billion has been drawn under the Term Loan Facility.
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
We enter into interest rate swaps with the objective to hedge the variability of cash flows in the interest payments associated with our variable-rate Term Loan Facility. The interest rate swaps involve the receipt of variable-rate amounts from a counterparty in exchange for the Company making fixed-rate payments over the life of the agreements without exchange of the underlying notional amount. The interest rate swaps are designated as cash flow hedges and measured at fair value. As of June 30, 2022 and 2021, we have entered into interest rate swaps with a total notional amount of $650.0 million.
In addition, our cash equivalents and investment portfolio are subject to market risk due to changes in interest rates. Fixed rate securities may have their market value adversely impacted due to a rise in interest rates. As of June 30, 2022, the Group had cash and cash equivalents totaling $1.4 billion and short-term investments totaling $73.3 million.
The following table sets forth an interest rate sensitivity analysis of a hypothetical 100 basis point change in interest rates. This estimate is based on a sensitivity model that measures market value changes when changes in interest rates occur:

Interest Rate Sensitivity	Effect on other comprehensive income, before tax
	2022	2021
	(U.S. $ in thousands)
Change in market value of marketable debt investments:
Interest Rate +100bps, decrease in market value of marketable debt investments	$(284)	$(1,888)
Interest Rate -100bps, increase in market value of marketable debt investments	284	259

Change in market value of interest rate swap:
Interest Rate +100bps, increase in market value of interest rate swaps	$17,624	$24,845
Interest Rate -100bps, decrease in market value of interest rate swaps	(18,789)	(20,635)
Credit risk
The Group is exposed to credit risk arising from cash and cash equivalents, deposits with banks and financial institutions, investments, foreign exchange and interest rate derivative contracts, as well as credit exposures to customers, including outstanding receivables and committed transactions. Credit risk is managed on a Group basis.
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
The table below presents the contractual undiscounted cash flows relating to the Group’s financial liabilities at the balance sheet date. The cash flows are grouped based on the remaining period to the contractual maturity date. The Group has sufficient funds, including its cash, cash equivalents, short-term investments, expected cash flows from operations and borrowing capacity from the Revolving Credit Facility, to meet these commitments as they become due. The Group may enter into financial transactions to secure additional funding to supplement existing cash flows or to maintain financial flexibility.
Contractual maturities of financial liabilities are as follows:

	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years	Total
	(U.S. $ in thousands)
As of June 30, 2022
Financial liabilities:
Trade and other payables	$404,908	$—	$—	$—	$404,908
Lease liabilities (1)	53,408	99,668	78,577	128,157	359,810
Derivative liabilities	23,288	812	—	—	24,100
Term loan facility	—	87,500	912,500	—	1,000,000
	$481,604	$187,980	$991,077	$128,157	$1,788,818
As of June 30, 2021
Financial liabilities:
Trade and other payables	$266,497	$—	$—	$—	$266,497
Lease liabilities (1)	48,297	77,768	65,227	91,131	282,423
Derivative liabilities	11,438	669	—	—	12,107
Exchangeable senior notes (2)	1,109,593	—	—	—	1,109,593
	$1,435,825	$78,437	$65,227	$91,131	$1,670,620
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
During the fiscal year ended June 30, 2018, the Group issued $1.0 billion of the Notes for working capital and other corporate purposes, including acquiring complementary businesses, products, services or technologies. During the fiscal year ended June 30, 2021, the Group entered into a $1.5 billion Credit Facility. The Group will use the net proceeds of the Credit Facility for general corporate purposes, including repayment of the then existing indebtedness. As of June 30, 2022, $1.0 billion has been drawn under the Term Loan Facility, and we are in compliance with all related covenants. During the fiscal year 2022, the Company had fully settled the remaining principal amount of the Notes for aggregate consideration of $1.5 billion in cash and unwound the related capped calls for net proceeds of $135.5 million. Refer to Note 16, “Debt” for details.

To maintain or adjust the capital structure, the Group may return capital to shareholders, issue new shares, or consider external financing alternatives. The Group does not have any present or future plan to pay dividends on its shares.
Fair Value Measurements
The following table presents the Group’s financial assets and liabilities as of June 30, 2022, by level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(U.S. $ in thousands)
Description
Assets measured at fair value
Cash and cash equivalents:
Money market funds	$555,247	$—	$—	$555,247
Short-term investments:
U.S. treasury securities	—	70,294	—	70,294
Certificates of deposit and time deposits	—	3,000	—	3,000
Current derivative assets:
Derivative assets - foreign exchange hedging	—	389	—	389
Derivative assets - interest rate swaps	—	13,296	—	13,296
Non-current derivative assets:
Derivative assets - interest rate swaps	—	30,367	—	30,367
Other non-current assets:
Marketable equity securities	30,801	—	—	30,801
Non-marketable equity securities	—	—	126,995	126,995
Non-marketable debt securities	—	—	1,268	1,268
Total assets measured at fair value	$586,048	$117,346	$128,263	$831,657

Liabilities measured at fair value
Current derivative liabilities:
Derivative liabilities - foreign exchange hedging	$—	$23,288	$—	$23,288
Non-current derivative liabilities:
Derivative liabilities - foreign exchange hedging	—	812	—	812
Total liabilities measured at fair value	$—	$24,100	$—	$24,100

The following table presents the Group’s financial assets and liabilities as of June 30, 2021, by the level within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
	(U.S. $ in thousands)
Description
Assets measured at fair value
Cash and cash equivalents:
Money market funds	$20,966	$—	$—	$20,966
Agency securities	—	4,600	—	4,600
Commercial paper	—	149,347	—	149,347
Short-term investments:
U.S. treasury securities	—	209,948	—	209,948
Agency securities	—	5,752	—	5,752
Certificates of deposit and time deposits	—	6,653	—	6,653
Corporate debt securities	—	87,948	—	87,948
Municipal securities	—	2,700	—	2,700
Current derivative assets:
Derivative assets - foreign exchange hedging	—	3,333	—	3,333
Derivative assets - capped call transactions	—	—	124,153	124,153
Non-current derivative assets:
Derivative assets - interest rate swaps	—	3,147	—	3,147
Other non-current assets:
Certificates of deposit and time deposits	—	2,600	—	2,600
Marketable equity securities	110,409	—	—	110,409
Non-marketable equity securities	—	—	11,750	11,750
Total assets measured at fair value	$131,375	$476,028	$135,903	$743,306

Liabilities measured at fair value
Current derivative liabilities:
Derivative liabilities - foreign exchange hedging	$—	$8,058	$—	$8,058
Derivative liabilities - interest rate swaps	—	3,380	—	3,380
Derivative liabilities - exchangeable feature of exchangeable senior notes	—	—	760,689	760,689
Non-current derivative liabilities:
Derivative liabilities - foreign exchange hedging	—	669	—	669
Total liabilities measured at fair value	$—	$12,107	$760,689	$772,796
Due to the short-term nature of trade receivables, contract assets and trade and other payables, their carrying amount is assumed to approximate their fair value.

Determination of fair value
The following table sets forth a description of the valuation techniques and the inputs used in fair value measurement:

Type	Level	Valuation Technique	Inputs
Money market fund	Level 1	Quoted price in active market	N/A
Marketable equity securities	Level 1	Quoted price in active market	N/A
Marketable debt securities	Level 2	Quoted market price to the extent possible or alternative pricing sources and models utilizing market observable inputs	N/A
Non-marketable equity securities	Level 3	Last financing round valuation	N/A
Non-marketable debt securities	Level 3	Discounted cash flow	Timing, probability, and amount of forecasted cash flows associated with liquidation of the securities
Foreign currency forward contracts	Level 2	Discounted cash flow	Foreign currency spot and forward rate Interest rate Credit quality of counterparties
Interest rate swaps	Level 2	Discounted cash flow	Forward and contract interest rates Credit quality of counterparties
Exchange feature of the Notes	Level 3	Black-Scholes option pricing models	Stock price Time to expiration of the options Stock price volatility Interest rate
	Level 2	September 30, 2021: Redemption settlement price*	Stock price Exchange ratio
Capped Call Derivatives	Level 3	Non-binding quoted price obtained from counterparty banks	N/A
*As of September 30, 2021, all outstanding Notes were called for redemption by the Company. As such, the Company used redemption settlement price as fair value.

Level 3 financial instruments disclosure
In April 2018, Atlassian US, Inc. (formerly known as Atlassian, Inc.), a wholly-owned subsidiary of the Company, issued $1 billion in Notes and entered into related capped call transactions. Please refer to Note 16, “Debt,” for details. Exchange and Capped Call Derivatives are classified as Level 3. The exchange feature of the Notes is valued using a Black-Scholes option pricing model as of June 30, 2021. The exchange feature of the Notes was transferred to Level 2 and was settled during fiscal year 2022. There were no other transfers between levels during the fiscal year 2022.
The following table presents the reconciliations of Level 3 financial instrument fair values:

	Capped Call	Embedded exchange feature of Notes	Non-marketable investments
	(U.S. $ in thousands)
Balance as of June 30, 2020	$310,608	$(1,283,089)	$3,750
Purchases	(203,093)	1,155,484	10,250
Gains (losses)
Recognized in other non-operating expense, net	16,638	(633,084)	(2,000)
Recognized in other comprehensive income	—	—	(250)
Balance as of June 30, 2021	$124,153	$(760,689)	$11,750
Change in unrealized gains (losses) relating to assets and liabilities held as of June 30, 2021
Recognized in other non-operating expense, net	$14,764	$(308,820)	$(2,000)
Recognized in other comprehensive loss	—	—	(250)

Balance as of June 30, 2021	$124,153	$(760,689)	$11,750
Settlements or purchases	(135,497)	1,196,515	111,668
Gains (losses)
Recognized in other non-operating expense, net	11,344	(435,826)	(2,100)
Recognized in other comprehensive income	—	—	6,945
Balance as of June 30, 2022	$—	$—	$128,263
Change in unrealized gains (losses) relating to assets and liabilities held as of June 30, 2022
Recognized in other non-operating expense, net	$—	$—	$(2,100)
Recognized in other comprehensive income	—	—	6,945
During the fiscal years 2022 and 2021, the Group made fifteen and five equity investments, respectively, totaling $108.3 million and $8.2 million, respectively, in privately-held technology companies’ financing rounds.
Marketable debt investments
As of June 30, 2022, the Group’s investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
U.S. treasury securities	$70,947	$—	$(653)	$70,294
Certificates of deposit and time deposits	3,000	—	—	3,000
Total marketable debt investments	$73,947	$—	$(653)	$73,294
As of June 30, 2022, the Group had $73.3 million of investments which were classified as short-term investments on the Group’s consolidated statements of financial position.
As of June 30, 2021, the Group’s investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
U.S. treasury securities	$209,567	$407	$(26)	$209,948
Agency securities	5,750	2	—	5,752
Certificates of deposit and time deposits	9,253	—	—	9,253
Corporate debt securities	87,626	322	—	87,948
Municipal securities	2,700	—	—	2,700
Total marketable debt investments	$314,896	$731	$(26)	$315,601
As of June 30, 2021, the Group had $313.0 million of investments which were classified as short-term investments on the Group’s consolidated statements of financial position. Additionally, the Group had certificates of deposit and time deposits totaling $2.6 million which were classified as long-term and were included in other non-current assets on the Group’s consolidated statements of financial position.
Strategic investments
As of June 30, 2022, the Group’s strategic investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
Marketable equity securities	$10,270	$20,531	$—	$30,801
Non-marketable equity securities	120,300	6,695	—	126,995
Non-marketable debt securities	5,368	—	(4,100)	1,268
Total strategic investments	$135,938	$27,226	$(4,100)	$159,064
As of June 30, 2021, the Group’s strategic investments consisted of the following:

	Amortized Cost	Unrealized Gains	Unrealized Losses	Fair Value
	(U.S. $ in thousands)
Marketable equity securities	$10,270	$100,139	$—	$110,409
Non-marketable equity securities	12,000	—	(250)	11,750
Non-marketable debt securities	2,000	—	(2,000)	—
Total strategic investments	$24,270	$100,139	$(2,250)	$122,159
In December 2020, the Group sold marketable equity securities following an assessment of its investments. The aggregate fair values of the marketable equity securities on the dates of sale were $38.1 million and the accumulated gains recognized in other comprehensive income were $28.1 million.

The effects of the Group’s investments on the consolidated financial statements were as follows (amounts presented are prior to any income tax effects):

	Fiscal Year Ended June 30,
	2022	2021	2020
	(U.S. $ in thousands)
Unrealized fair value movements on marketable debt investments recognized in other comprehensive income	$(831)	$(4,779)	$5,750
Gains recognized into profit or loss on sale of debt investments	527	65	697
Unrealized fair value movements on non-marketable debt securities recognized in other non-operating expense, net	(2,100)	(2,000)	—
Fair value movements on marketable equity investments recognized in other comprehensive income	(79,608)	48,330	41,255
Fair value movements on non-marketable equity investments recognized in other comprehensive income	6,945	(250)	—
The table below summarizes the Group’s debt investments by remaining contractual maturity based on the effective maturity date:

	As of June 30,
	2022	2021
	(U.S. $ in thousands)
Recorded as follows:
Due in one year or less	$73,294	$265,679
Due after one year	—	49,922
Total investments	$73,294	$315,601
Derivative financial instruments
The Group has derivative instruments that are used for hedging activities as discussed below and derivative instruments relating to the Notes and the capped calls as discussed in Note 16, “Debt.”

The fair values of the hedging derivative instruments were as follows:

		As of June 30,
	Statement of Financial Position Location	2022	2021
		(U.S. $ in thousands)
Derivative assets - hedging
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Current derivative assets	$—	$3,325
Interest rate swaps	Current derivative assets	13,296	—
Interest rate swaps	Other non-current assets	30,367	3,147
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Current derivative assets	389	8
Total derivative assets		$44,052	$6,480

Derivative liabilities - hedging
Derivatives designated as hedging instruments:
Foreign exchange forward contracts	Current derivative liabilities	$18,208	$5,336
Foreign exchange forward contracts	Other non-current liabilities	812	669
Interest rate swaps	Current derivative liabilities	—	3,380
Derivatives not designated as hedging instruments:
Foreign exchange forward contracts	Current derivative liabilities	5,080	2,722
Total derivative liabilities		$24,100	$12,107
The following table sets forth the notional amounts of our hedging derivative instruments as of June 30, 2022:

	Notional Amounts of Derivative Instruments
	Notional Amount by Term to Maturity			Classification by Notional Amount
	Under 12 months	Over 12 months	Total	Cash Flow Hedge	Non Hedge	Total
	(U.S. $ in thousands except average forward rate and average interest rate)
Forward contracts:
AUD/USD forward contracts:
Notional amount	$593,155	$37,015	$630,170	$401,534	$228,636	$630,170
Average forward rate	0.7180	0.7038	0.7171	0.7248	0.7037	0.7171
EUR/USD forward contracts:
Notional amount	19,368	—	19,368	—	19,368	19,368
Average forward rate	1.0617	—	1.0617	—	1.0617	1.0617
Total	$612,523	$37,015	$649,538	$401,534	$248,004	$649,538

Interest rate swaps:
Notional amount	$—	$650,000	$650,000	$650,000	$—	$650,000
Average interest rate		0.81%	0.81%	0.81%		0.81%

The following table sets forth the notional amounts of our hedging derivative instruments as of June 30, 2021:

	Notional Amounts of Derivative Instruments
	Notional Amount by Term to Maturity			Classification by Notional Amount
	Under 12 months	Over 12 months	Total	Cash Flow Hedge	Non Hedge	Total
	(U.S. $ in thousands except average forward rate and average interest rate)
AUD/USD forward contracts:
Notional amount	$623,321	$24,627	$647,948	$397,184	$250,764	$647,948
Average forward rate	0.7563	0.7718	0.7569	0.7563	0.7579	0.7569
EUR/USD forward contracts:
Notional amount	11,040	—	11,040	—	11,040	11,040
Average forward rate	1.2025	—	1.2025	—	1.2025	1.2025
Total	$634,361	$24,627	$658,988	$397,184	$261,804	$658,988

Interest rate swaps:
Notional amount	$—	$650,000	$650,000	$650,000	$—	$650,000
Average interest rate		0.81%	0.81%	0.81%		0.81%
The effects of derivatives designated as hedging instruments on our consolidated financial statements were as follows (amounts presented are prior to any income tax effects):

	Fiscal Year Ended June 30,
	2022	2021	2020
	(U.S. $ in thousands)
Forward contracts:
Gross unrealized gains (losses) recognized in other comprehensive income (loss)	$(29,192)	$19,302	$3,048
Net gains (losses) reclassified from cash flow hedge reserve into profit or loss - effective portion	$(12,864)	$35,077	$(13,663)
Recognized in cost of revenues	(525)	1,326	(807)
Recognized in research and development	(10,513)	28,490	(9,647)
Recognized in marketing and sales	(220)	400	(273)
Recognized in general and administrative	(1,606)	4,861	(2,936)

Change in fair value used for measuring ineffectiveness:
Cash flow hedging instruments	$(29,295)	$19,312	$2,889
Hedged item - highly probable forecast purchases	(29,192)	19,302	3,048
Gains (losses) recognized into general and administrative - ineffective portion	(103)	10	(159)

Interest rate swaps:
Gross unrealized gain recognized in other comprehensive income	$40,613	$(233)	$—
Net loss reclassified from interest rate swap reserve into finance cost	(3,153)	—	—

6. Other Non-Operating Expense, Net
Other non-operating expense, net consisted of the following:

	Fiscal Year Ended June 30,
	2022	2021	2020
	(U.S. $ in thousands)
Net loss on exchange derivative and capped calls	$(424,482)	$(616,446)	$(335,953)
Foreign currency exchange gain (loss), net	2,695	4,054	910
Contributions to Atlassian Foundation	(9,742)	(7,809)	(5,282)
Other income (expense)	(3,059)	(558)	1,839
Other non-operating expense, net	$(434,588)	$(620,759)	$(338,486)
7. Expenses
Loss before income tax expense included the following expenses:

	Fiscal Year Ended June 30,
	2022	2021	2020
	(U.S. $ in thousands)
Depreciation:
Equipment	$1,641	$2,150	$2,077
Computer hardware and software	1,648	1,897	1,096
Furniture and fittings	3,180	3,442	3,000
Leasehold improvements	12,296	16,053	13,563
Total depreciation	18,765	23,542	19,736
Amortization:
Patents and trademarks	1,305	1,124	5,377
Customer relationships	8,652	8,939	8,086
Acquired developed technology	22,441	21,691	29,072
Total amortization	32,398	31,754	42,535
Total depreciation and amortization	$51,163	$55,296	$62,271
Employee benefits expense:
Salaries and wages	880,421	$637,143	$467,718
Variable compensation	169,695	106,835	82,851
Payroll taxes	88,878	68,543	53,189
Share-based payment expense	707,087	385,732	313,395
Defined contribution plan expense	54,441	39,116	29,783
Contractor expense	29,241	26,589	35,343
Other	124,416	83,350	63,362
Total employee benefits expense	$2,054,179	$1,347,308	$1,045,641
Impairment:
Right of use assets	—	3,759	—
Property and equipment	—	3,676	—
Total impairment	$—	$7,435	$—

The impairment charge during fiscal year 2021 was related to our leased office space. During fiscal year 2021, the Group elected to early terminate one of our office leases. The recoverable amount of the related lease assets including right-of-use assets and leasehold improvement was determined to be zero. The impairment charge was classified within the statement of operations as follows:

Fiscal Year Ended June 30, 2021
(U.S. $ in thousands)
Cost of revenues	$1,710
Research and development	3,217
Marketing and sales	195
General and administrative	2,313
8. Income Tax
The major components of income tax expense for the fiscal years ended 2022, 2021 and 2020 are as follows:

	Fiscal Year Ended June 30,
	2022	2021	2020
	(U.S. $ in thousands)
Current income tax:
Current income tax charge	$(51,417)	$(74,126)	$(25,715)
Adjustments in respect of current income tax of previous years	(472)	702	1,276
Deferred tax:
Benefit relating to origination and reversal of temporary differences	2,186	11,422	18,702
Adjustments in respect of temporary differences of previous years	151	351	1,292
Income tax expense	$(49,552)	$(61,651)	$(4,445)
A reconciliation between income tax expense and the product of accounting loss multiplied by the UK's domestic tax rate for the fiscal years ended 2022, 2021 and 2020, is as follows:

	Fiscal Year Ended June 30,
	2022	2021	2020
	(U.S. $ in thousands)
Loss before income tax expense	$(564,572)	$(634,664)	$(346,209)
At the United Kingdom's statutory income tax rate of 19% in fiscal years 2022, 2021 and 2020	107,269	120,586	65,688
Tax effect of amounts that are not taxable (deductible) in calculating taxable income:
Research and development incentive	15,597	7,693	6,816
Non-deductible charges relating to exchangeable senior notes	(92,275)	(149,265)	(80,262)
Share-based payment	(9,162)	(14,674)	(10,619)
Foreign tax credits not utilized	(518)	(166)	(93)
Foreign tax paid	9,105	15,797	4,765
Foreign tax rate differential	30,879	(9,008)	1,416
Adjustment to unrecognized deferred tax balance	(102,986)	(37,062)	8,835
Other items, net	(7,140)	3,395	(3,559)
	(49,231)	(62,704)	(7,013)
Adjustments in respect to current income tax of previous years	(472)	702	1,276
Adjustments in respect to deferred income tax of previous years	151	351	1,292
Income tax expense	$(49,552)	$(61,651)	$(4,445)

In March 2021, the UK announced an increase in the main corporate tax rate from 19% to 25%, effective for financial years beginning after April 1, 2023. Due to the magnitude of our UK operations, this change is not expected to have a material impact to the Company.
Details of deferred taxes, recognized and unrecognized:

	As of June 30,
	2022	2021
	(U.S. $ in thousands)
Depreciation for tax purposes	$2,143	$275
Provisions, accruals and prepayments	(3,245)	(1,427)
Deferred revenue	2,963	(948)
Unrealized foreign currency exchange losses (gains)	(3,450)	9
Unrealized investment gains	(16,205)	(23,150)
Carried forward tax losses	8,101	7,610
Carried forward tax credits—credited to profit and loss	13,557	9,129
Intangible assets	10,409	15,555
Tax benefit from share plans—income	1,651	1,143
Tax benefit from share plans—equity	133	733
Other, net	246	620
Deferred tax assets, net	$16,303	$9,549
Reflected in the consolidated statements of financial position as follows:
Deferred tax assets	$42,760	$36,174
Deferred tax liabilities	(26,457)	(26,625)
Deferred tax assets, net	$16,303	$9,549
Items for which no deferred tax asset has been recognized:
Depreciation and amortization for tax purposes	$15,720	$9,747
Provisions, accruals and prepayments	61,597	45,711
Deferred revenue	161,508	86,722
Unrealized foreign currency exchange gains	2,484	3,569
Unused tax losses	1,005,649	814,106
Intangible assets	1,527,714	1,682,610
Tax benefit from share plans- income	76,843	69,113
Tax benefit from share plans- equity	15,402	74,631
Carried forward tax credits- credited to profit and loss	142,178	100,251
Unrealized loss on investments	11,169	1,541
Other, net	38,561	28,063
	$3,058,825	$2,916,064
Details of deferred tax benefits and expenses:

	Fiscal Year Ended June 30,
	2022	2021	2020
	(U.S. $ in thousands)
Depreciation for tax purposes	$1,691	$(215)	$(2,564)
Provisions, accruals and prepayments	(1,697)	(1,843)	(7,164)
Deferred revenue	1,291	(1,198)	(23,932)
Unrealized foreign currency exchange losses (gains)	(802)	1,422	(101)
Unrealized investment losses (gains)	8	5,269	(405)
Carried forward tax losses (gains)	1,966	1,970	(409)
Carried forward tax credits—credited to profit and loss	6,757	5,555	(3,005)
Intangible assets	(3,853)	44	13,095
Tax benefit from share plans—income	718	162	331
Tax benefit (expense) from share plans—equity	(870)	(704)	300
Deferred foreign taxes	—	—	10,605
Other, net	(2,872)	1,311	(2,667)
Deferred tax benefit (expense)	$2,337	$11,773	$(15,916)
Reconciliation of net deferred tax assets:

	2022	2021
	(U.S. $ in thousands)
Balance at the beginning of	$9,549	$4,047
Deferred tax expense for the year	2,337	11,773
Credited (Debited) to equity	6,975	(6,147)
Impact from business combinations	(733)	(97)
Currency revaluation impact	(341)	(27)
Balance at the end of	$16,303	$9,549
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

	2022	2021
	(U.S. $ in thousands)
Amounts recognized directly in equity:
Net deferred tax—credited (debited) directly to equity	$6,975	$(6,147)

The Group has the following losses and credits available for offsetting future profit and taxes:

	Expiration	Amount carried forward	Amount recognized as of June 30, 2022
		(U.S. $ in thousands)
U.S. net operating loss (Pre - 2017 Tax Reform)	June 30, 2030-December 30, 2038	$137,635	$230
U.S. net operating loss (Post - 2017 Tax Reform)	None	4,290,309	7,172
State net operating loss- various states	June 30, 2024-June 30, 2041	1,269,537	685
UK net operating loss	None	14,602	—
U.S. research and development credits	June 30, 2025-June 30, 2041	98,885	813
State research and development credits- California	None	54,033	374
State research and development credits- Texas	June 30, 2036-June 30, 2041	6,157	6,157
Australia capital loss	None	4,637	—
India alternative minimum tax credits	March 31, 2036 - March 31, 2037	6,211	6,211
Poland research and development credits	June 30,2026 - June 30,2028	1,729	—
9. Trade Receivables
The Group’s trade receivables consisted of the following:

	As of June 30,
	2022	2021
	(U.S. $ in thousands)
Gross trade receivables	$312,172	$173,849
Expected credit loss allowance	(4,045)	(376)
Total trade receivables	$308,127	$173,473
As of June 30, 2022 and 2021, no customer represented more than 10% of the total trade receivables balance.
Expected Credit Loss Allowance
The movements in the ECL allowance were as follows:

(U.S. $ in thousands)
As of June 30, 2020	$1,156
Change in estimate	(780)
As of June 30, 2021	$376
Change in estimate	3,669
As of June 30, 2022	$4,045

The following table sets forth the information about the credit risk exposure on the Group's trade receivables using a provision matrix:

		Past due days
	Current	< 90 days	> 90 days	Total
	(U.S. $ in thousands except ECL rate)
As of June 30, 2022
ECL rate	—%	3.3%	23.1%
Trade receivables carrying amount	$256,418	$44,636	$11,118	$312,172
ECL allowance	—	1,479	2,566	4,045

As of June 30, 2021
ECL rate	—%	0.3%	20.9%
Trade receivables carrying amount	$157,804	$14,468	$1,577	$173,849
ECL allowance	6	41	329	376
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

10. Property and Equipment
Property and equipment, net consisted of the following:

	Equipment	Computer Hardware and Software	Furniture and Fittings	Leasehold Improvements and Other	Construction in progress*	Total
	(U.S. $ in thousands)
As of June 30, 2021
Opening cost balance	$9,652	$12,065	$19,687	$103,100	$11,261	$155,765
Additions	1,077	170	2,051	4,807	21,872	29,977
Transfer to assets held for sale	—	—	—	—	(35,123)	(35,123)
Disposals	(311)	(2,694)	(643)	(1,266)	—	(4,914)
Effect of change in exchange rates	12	(4)	93	355	1,990	2,446
Closing cost balance	10,430	9,537	21,188	106,996	—	148,151

Opening accumulated depreciation	(5,618)	(8,611)	(8,388)	(35,500)	—	(58,117)
Depreciation expense	(2,150)	(1,897)	(3,442)	(16,053)	—	(23,542)
Impairment	—	—	—	(3,676)	—	(3,676)
Effect of change in exchange rates	(7)	4	(31)	(99)	—	(133)
Disposals	230	1,442	602	1,264	—	3,538
Closing accumulated depreciation and impairment	(7,545)	(9,062)	(11,259)	(54,064)	—	(81,930)
Net book balance	$2,885	$475	$9,929	$52,932	$—	$66,221

As of June 30, 2022
Opening cost balance	$10,430	$9,537	$21,188	$106,996	$—	$148,151
Additions	78	16,818	6,409	28,628	—	51,933
Disposals	(1,160)	(7,720)	(2,230)	(14,631)	—	(25,741)
Effect of change in exchange rates	(208)	(311)	(210)	(1,326)	—	(2,055)
Closing cost balance	9,140	18,324	25,157	119,667	$—	172,288

Opening accumulated depreciation	(7,545)	(9,062)	(11,259)	(54,064)	—	(81,930)
Depreciation expense	(1,641)	(1,648)	(3,180)	(12,296)	—	(18,765)
Effect of change in exchange rates	130	88	119	1,083	—	1,420
Disposals	1,153	7,720	2,149	14,519	—	25,541
Closing accumulated depreciation and impairment	(7,903)	(2,902)	(12,171)	(50,758)	—	(73,734)
Net book balance	$1,237	$15,422	$12,986	$68,909	$—	$98,554
*Construction in progress is related to the construction project associated with our new headquarters building in Sydney, Australia. As of June 30, 2021, construction in progress has been transferred to assets held for sale. Please refer to Note 14, “Other Balance Sheet Accounts,” for details of the transaction.
11. Goodwill and Intangible Assets
Goodwill
Goodwill represents the excess of the purchase price in a business combination over the fair value of net tangible and intangible assets acquired. Goodwill amounts are not amortized, but rather tested for impairment at least annually during the fourth quarter, or when indicators of impairment exist.

Goodwill consisted of the following:

		Goodwill
	Note	(U.S. $ in thousands)
Balance as of June 30, 2020		$645,140
Additions	13	80,649
Effect of change in exchange rates		(31)
Balance as of June 30, 2021		$725,758
Additions	13	9,361
Effect of change in exchange rates		(2,453)
Balance as of June 30, 2022		$732,666
Additions to goodwill during fiscal year 2022 were as a result of an acquisition completed during the fiscal year. Additions to goodwill during fiscal year 2021 were as a result of the acquisitions completed during the fiscal year including, primarily Mindville AB (“Mindville”) and Chart.io, Inc. (“Chartio”). See Note 13, “Business combinations” for additional information regarding acquisitions.
Intangible assets
Intangible assets consisted of the following:

	Patents, Trademarks and Other Rights	Acquired Developed Technology	Customer Relationships	Total
	(U.S. $ in thousands)
As of June 30, 2021
Opening cost balance	$27,795	$214,744	$128,502	$371,041
Additions	1,800	23,005	1,849	26,654
Disposals	(220)	(6,900)	(310)	(7,430)
Closing cost balance	29,375	230,849	130,041	390,265

Opening accumulated amortization	(23,205)	(147,146)	(71,000)	(241,351)
Amortization charge	(1,124)	(21,691)	(8,939)	(31,754)
Disposals	220	6,900	310	7,430
Closing accumulated amortization	(24,109)	(161,937)	(79,629)	(265,675)
Net book balance	$5,266	$68,912	$50,412	$124,590

As of June 30, 2022
Opening cost balance	$29,375	$230,849	$130,041	$390,265
Additions	4,018	3,769	861	8,648
Disposals	—	—	(1,400)	(1,400)
Closing cost balance	33,393	234,618	129,502	397,513

Opening accumulated amortization	(24,109)	(161,937)	(79,629)	(265,675)
Amortization charge	(1,305)	(22,441)	(8,652)	(32,398)
Disposals	—	—	1,400	1,400
Closing accumulated amortization	(25,414)	(184,378)	(86,881)	(296,673)
Net book balance	$7,979	$50,240	$42,621	$100,840
As of June 30, 2022, no development costs have qualified for capitalization, and all development costs have been expensed as incurred.

As of June 30, 2022, the remaining amortization period for patents, trademarks and other rights ranged from one year to nine years. The remaining amortization period for acquired developed technology ranged from approximately one year to four years. The remaining amortization period for customer relationships ranged from one year to six years.
12. Leases
The Group leases various offices in locations including, Sydney, Australia; the San Francisco Bay Area, California, New York, New York, Austin, Texas, and Boston, Massachusetts, in the United States; Amsterdam, the Netherlands; Manila, the Philippines; Bengaluru, India; Yokohama, Japan; and Gdansk, Poland under leases expiring within one to twelve years. The leases have varying terms, escalation clauses and renewal rights. On renewal, the terms of the leases are renegotiated. We do not assume renewals in our determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. Our lease agreements generally do not contain any material residual value guarantees or material restrictive covenants.
The following table sets forth the carrying amounts of our right-of-use assets and lease obligations and the movements during the fiscal years ended June 30, 2022 and 2021:

	Fiscal Year Ended June 30,
	2022	2021
	(U.S. $ in thousands)
Right-of-use assets
Balance at the beginning of period	$205,300	$217,683
Additions	105,592	28,939
Disposals	—	(256)
Depreciation expense	(42,795)	(37,552)
Effect of change in exchange rates	(769)	245
Impairment of right-of-use asset	—	(3,759)
Balance at the end of period	$267,328	$205,300

Lease obligations
Balance at the beginning of period	$256,549	$264,568
Additions	105,961	27,042
Disposals	—	(270)
Interest expense	7,257	7,019
Payments	(49,142)	(44,874)
Effect of change in exchange rates	(5,553)	3,064
Balance at the end of period	$315,072	$256,549

Lease obligations, current	$40,638	$42,446
Lease obligations, non-current	274,434	214,103
Total lease obligations, as the end of period	$315,072	$256,549

The following table presents supplemental information about our leases:

	Fiscal Year Ended June 30,
	2022	2021

Short-term leases and low value leases expense:
Short-term leases expense	$363	$336
Low value leases expense	$2,198	$1,436

Cash outflows:
Principal portion of the lease obligations	$41,885	$37,855
Interest portion of the lease obligations	7,257	7,019
Short-term leases and low value leases	2,035	2,999
Total cash outflows	$51,177	$47,873
As of June 30, 2022, we have entered into an Agreement for Lease (the “AFL”) for our new global headquarters in Sydney, Australia (the “Australian HQ Property”). Following completion of the development of the Australian HQ Property, the AFL requires the Group to enter into a lease agreement for the planned headquarters office space. The lease is expected to commence in fiscal year 2027 and will continue for 15 years, with the Group’s option to extend the term for up to two additional ten-year periods. Future lease payments are approximately $1.0 billion for the initial term of 15 years. Please refer to Note 14, “Other Balance Sheet Accounts,” for details of the transaction.
13. Business Combinations
Fiscal year 2022
We acquired a company primarily to expand our products and services offerings during the fiscal year ended June 30, 2022. The acquisition is not significant to our consolidated financial statements.
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
The amount recorded for developed technology represents the estimated fair value of Mindville’s asset and configuration management solution. The amount recorded for customer relationships represents the fair value of the underlying relationships with Mindville’s customers. The purchase price allocation was finalized in fiscal year 2022 without further adjustment.
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
The following table summarizes the estimated fair values of assets acquired and liabilities assumed as of the date of acquisition:

Fair Value
(U.S. $ in thousands)
Cash and cash equivalents	$1,035
Accounts receivable	266
Prepaid and other assets	40
Deferred tax assets	3,133
Developed technology	12,400
Goodwill	33,437
Deferred revenue	(682)
Trade and other payables	(674)
Deferred tax liabilities	(3,387)
Net assets acquired	$45,568
The excess of purchase consideration over the fair value of net tangible and identifiable intangible assets acquired was recorded as goodwill. The goodwill balance is primarily attributed to the assembled workforce and expanded market opportunities. The goodwill balance is not deductible in the U.S. for income tax purposes. The fair values assigned to tangible assets acquired, liabilities assumed and identifiable intangible assets were based on management’s estimates and assumptions. The fair value of acquired receivables approximates the gross contractual amounts receivable. The deferred tax liabilities were primarily a result of the difference in the book basis and tax basis related to the identifiable intangible assets. The amount recorded for developed technology of $12.4 million represents the estimated fair value of Chartio’s data visualization technology and is amortized over six years. The purchase price allocation was finalized in fiscal year 2022 without further adjustment.
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
Fiscal Year 2020
Code Barrel
On October 15, 2019, we acquired 100% of the outstanding equity of Code Barrel, a workflow automation tool for Jira. Total purchase price consideration for Code Barrel was approximately $39.1 million in cash. In addition, the Company granted $27.0 million worth of restricted shares of the Company to key employees of Code Barrel, which are subject to future vesting provisions based on service conditions and accounted for as share-based compensation.

Code Barrel is the creator of ‘Automation for Jira,’ a tool for easily automating several aspects of Jira. The acquisition of Code Barrel enhances Jira by helping customers automate more of the time-consuming and error-prone tasks in Jira. We have included the financial results of Code Barrel in our consolidated financial statements from the date of acquisition, which have not been material. Pro forma results of operations have not been presented for the twelve months ended June 30, 2022 because the effect of the acquisition was not material to the financial statements.
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

14. Other Balance Sheet Accounts
Cash and cash equivalents
Cash and cash equivalents consisted of the following:

	As of June 30,
	2022	2021
	(U.S. $ in thousands)
Cash and bank deposits	$820,959	$739,042
Amounts due from third-party credit card processors	9,059	5,272
Money market funds	555,247	20,966
Commercial paper	—	149,347
Agency securities	—	4,600
Total cash and cash equivalents	$1,385,265	$919,227
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
Prepaid expenses and other current assets
Prepaid expenses and other current assets consisted of the following:

	As of June 30,
	2022	2021
	(U.S. $ in thousands)
Prepaid expenses	$40,384	$33,923
Deferred commission	8,806	3,226
Accrued interest income on short-term investments	621	1,411
Other receivables	3,746	6,149
Other current assets	4,520	3,613
Total prepaid expenses and other current assets	$58,077	$48,322
Assets held for sale
During the fourth quarter of the fiscal year ended June 30, 2021, the Group committed to a plan to sell a controlling interest of our subsidiary, Vertical First Trust (“VFT”), which was established for the construction project associated with the Australian HQ Property. In July 2021, the Group entered into a term sheet with a buyer to effect the sale. The term sheet provides a framework for the buyer to invest in and develop the Australian HQ Property. In March 2022, the Group entered into a series of agreements with the buyer, including the Agreement for Lease. As part of the contemplated transactions and subject to certain contingencies, the buyer was to take control of VFT and construct the Australian HQ Property. The Group will retain a minority equity interest in Vertical First Trust. On July 20, 2022, the Group completed a non-cash sale of a controlling interest of VFT to the buyer as part of the contemplated transactions, please refer to Note 23, “Events after the reporting period,” for details.
The assets were presented as held for sale in the consolidated statements of financial position as of June 30, 2022 and 2021 measured at the lower of carrying value or fair value less cost to sell.

The major assets classified as held for sale at June 30, 2022 and 2021 and were as follows:

	As of
	June 30, 2022	June 30, 2021
	(U.S. $ in thousands)
Cash and cash equivalents	$2,701	$9,317
Property and equipment, net	$57,482	$34,092
The following table sets forth the carrying amounts of property and equipment, net in assets held for sale and the movements during the fiscal year ended June 30, 2022:

Fiscal Year Ended June 30, 2022
(U.S. $ in thousands)
Balance at the beginning of period	$34,092
Additions	26,899
Effect of change in exchange rates	(3,509)
Balance at the end of period	$57,482
Other non-current assets
Other non-current assets consisted of the following:

	As of June 30,
	2022	2021
	(U.S. $ in thousands)
Security deposits	$948	$4,267
Restricted cash	1,422	11,795
Derivative assets	30,367	3,147
Deferred commission	18,335	5,785
Other	9,668	12,642
Total other non-current assets	$60,740	$37,636
As of June 30, 2022 and 2021, the Group’s restricted cash was primarily used for the benefit of employees through a deferred compensation plan and for commitments of standby letters of credit related to facility leases and was not available for the Group’s use in its operations, respectively. As of June 30, 2021, the Group had certificates of deposit and time deposits totaling $2.6 million, which were classified as long-term and were included in security deposits.
Trade and other payables
Trade and other payables consisted of the following:

	As of June 30,
	2022	2021
	(U.S. $ in thousands)
Trade payables	$67,355	$40,366
Accrued expenses	161,599	101,940
Accrued bonus	126,687	91,894
Value-added tax payables	14,887	10,152
Current portion of contingent consideration	1,500	6,896
Customer deposits	9,718	8,832
Liabilities held for sale	17,564	949
Other payables	5,598	5,468
Total trade and other payables	$404,908	$266,497

Current provisions
Current provisions consisted of the following:

	As of June 30,
	2022	2021
	(U.S. $ in thousands)
Employee benefits	$32,796	$24,690
Dilapidation provision	—	458
Total current provisions	$32,796	$25,148
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
Non-current provisions
Non-current provisions consisted of the following:

	As of June 30,
	2022	2021
	(U.S. $ in thousands)
Employee benefits	$8,630	$7,255
Dilapidation provision	5,174	5,180
Total non-current provisions	$13,804	$12,435
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

15. Revenue
Deferred revenues
We record deferred revenues when cash payments are received or due in advance of our performance, including amounts which are refundable. The changes in the balances of deferred revenue are as follows:

	Fiscal Year Ended June 30,
	2022	2021

Balance, beginning of period	$897,595	$601,005
Additions	3,087,967	2,385,722
Subscription revenue	(2,096,706)	(1,324,064)
Maintenance revenue	(495,077)	(522,971)
Other revenue	(211,099)	(242,097)
Balance, end of period	$1,182,680	$897,595
The additions in the deferred revenue balance are primarily cash payments received or due in advance of satisfying our performance obligations.
For the fiscal years ended June 30, 2022 and 2021, approximately 29% and 27% of revenue recognized was from the deferred revenue balances at the beginning of each fiscal year, respectively.
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
As of June 30, 2022, approximately $1.3 billion of revenue is expected to be recognized from transaction price allocated to remaining performance obligations. We expect to recognize revenue on approximately 84% of these remaining performance obligations over the next 12 months with the balance recognized thereafter.

Disaggregated revenue
The Group’s revenues by geographic region based on end-users who purchased our products or services are as follows:

	Fiscal Year Ended June 30,
	2022	2021	2020
	(U.S. $ in thousands)
Americas:
United States	$1,230,801	$901,389	$700,893
Other Americas	178,067	127,092	101,606
Total Americas	$1,408,868	$1,028,481	$802,499

EMEA:
United Kingdom	$187,863	$139,411	$110,887
Other EMEA	889,475	687,034	522,848
Total EMEA	$1,077,338	$826,445	$633,735

Asia Pacific	$316,676	$234,206	$177,939

Total revenues	$2,802,882	$2,089,132	$1,614,173
No one customer has accounted for more than 10% of revenue for the fiscal years ended 2022, 2021, and 2020.
The Group provides different deployment options for our product offerings. Cloud offerings provide customers the right to use our software in a cloud-based infrastructure that we provide. Data Center offerings are on-premises term license agreements for our Data Center products, which are software licensed for a specified period, and includes support and maintenance service that is bundled with the license for the term of the license period. Server offerings include the license of software on a perpetual basis to customers for use on the customer’s premises and support and maintenance service of unspecified future updates, upgrades and enhancements and technical product support. Marketplace and services offerings mainly include fees received for sales of third-party apps in the Atlassian Marketplace and services like premier support, technical account management, consulting and training. Premier support consists of subscription-based arrangements for a higher level of support across different deployment options, and revenues from this offering are included in Subscription revenues within our Consolidated Statements of Operations. For the fiscal years ended June 30, 2022, 2021 and 2020, premier support revenues were $21.0 million, $20.0 million, and $21.1 million, respectively.
The Group’s revenues by deployment options are as follows:

	Fiscal Year Ended June 30,
	2022	2021	2020
	(U.S. $ in thousands)
Cloud	$1,515,424	$967,832	$696,628
Data Center	560,319	336,273	213,678
Server	525,028	607,778	564,513
Marketplace and services	202,111	177,249	139,354
Total revenues	$2,802,882	$2,089,132	$1,614,173
Deferred commissions
Deferred commissions are costs incurred to obtain a contract if such costs are recoverable, and consist primarily of sales commissions, related payroll taxes, and third-party referral fees. Incremental costs of obtaining a contract are earned on new and expansion contracts which are capitalized and amortized over the average period of benefit that we have determined to be four years, which is typically greater than the term of the initial customer contract and reflects the average period of benefit, including anticipated renewals. We determine the period of benefit by taking into consideration the initial estimated customer life and the technological life and related significant features.
Amortization of capitalized contract costs are commensurate to the pattern of revenue recognition, or when the transfer of control of the related goods or services occurs. Therefore, a portion of commissions related to our Data Center offering is expensed when the control of the license is transferred to the customer, and all other commissions are amortized on a straight-line basis over the four-year period. Amortization of deferred commissions is included in marketing and sales expense in the consolidated statements of operations. We apply the practical expedient to expense costs as incurred for contract costs when the amortization period would have been one year or less. These costs include commissions on one-year renewal contracts as we have determined such commissions are commensurate with annual sales activities.
We periodically review these deferred commissions to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairments of deferred commissions for fiscal year ended June 30, 2022 and 2021.
The changes in the balances of deferred commissions are as follows:

	Fiscal Year Ended June 30,
	2022	2021
	(U.S. $ in thousands)
Balance, beginning of period	$9,011	$4,495
Additions	24,302	7,450
Amortization expense	(6,172)	(2,934)
Balance, end of period	$27,141	$9,011

Deferred commission included in prepaid expenses and other current assets	$8,806	$3,226
Deferred commission included in other non-current assets	18,335	5,785
Total deferred commission, as the end of period	$27,141	$9,011
16. Debt
Exchangeable Senior Notes
2023 Exchangeable Senior Notes
In 2018, Atlassian US, Inc., a wholly owned subsidiary of the Company, issued $1 billion in aggregate principal amount of Notes due on May 1, 2023. The Notes were senior, unsecured obligations of the Group, and were scheduled to mature on May 1, 2023, unless earlier exchanged, redeemed or repurchased. The Notes bore interest at a rate of 0.625% per year payable semiannually in arrears on May 1 and November 1 of each year, beginning on November 1, 2018. The net proceeds from the offering of the Notes were approximately $990.0 million, after deducting issuance cost. The Notes were classified as Level 2 instruments, and the estimated fair value of the Notes was $1,151 million as of June 30, 2021.
In connection with the issuance of the Notes, the Company entered into privately negotiated capped call transactions with certain financial institutions. The aggregate cost of the capped calls was $87.7 million. The capped call transactions were scheduled to expire in May 2023 and were required to be settled in cash. The capped call transactions were expected to generally offset cash payments due, limited by a capped price per share. The initial cap price of the capped call transactions was $114.42 per share and was subject to certain adjustments under the terms of the capped call transactions. The fair value of capped call assets was $124.2 million as of June 30, 2021. As of June 30, 2022, the Notes and the related capped call transactions were fully settled and no longer outstanding.
The exchange feature of the Notes required bifurcation from the Notes and was accounted for as a derivative liability. The capped call transactions were accounted for as derivative assets. The Notes embedded exchange derivative and capped call assets were carried on the consolidated statements of financial position at their estimated fair values and were adjusted at the end of each reporting period, with unrealized gain or loss reflected in the consolidated statements of operations.
The current or non-current classification of the embedded exchange derivative liability and the capped calls asset corresponds with the classification of the Notes on the consolidated statements of financial position. The classification was evaluated at each balance sheet date. As of June 30, 2021, the closing price exchange condition has been met and the Notes, exchange derivative liability and the capped call assets were classified as current. Please refer to Note 5, “Financial Assets and Liabilities” for details on the valuation of exchange feature derivative liability and capped call assets.
During fiscal year 2021, we repurchased $643.2 million principal amount of the Notes in privately-negotiated transactions for aggregate consideration of $1.8 billion in cash. In addition, we settled $4.7 million principal amount of the Notes through early exchange requests for aggregate consideration of $12.8 million during fiscal year 2021. We unwound the corresponding portion of our capped calls for net proceeds of $203.1 million.
During fiscal year 2022, we fully settled $352.2 million principal amount of the Notes for aggregate consideration of $1.5 billion in cash and unwound the corresponding portion of our capped calls for net proceeds of $135.5 million.
The principal amount, unamortized debt discount, unamortized issuance costs and net carrying amount of the liability component of the Notes as of June 30, 2022 and 2021 were as follows:

	As of June 30,
	2022	2021
	(U.S. $ in thousands)
Principal amount	$—	$352,171
Unamortized debt discount	—	(3,224)
Unamortized issuance cost	—	(148)
Net liability	$—	$348,799
The effective interest rate, contractual interest expense and amortization of debt discount for the Notes for the fiscal year ended June 30, 2022 and 2021 were as follows:

	Fiscal Year Ended June 30,
	2022	2021
	(U.S. $ in thousands)
Effective interest rate	4.83%	4.83%
Contractual interest expense	$—	$4,859
Amortization of debt discount	$3,224	$102,673
Amortization of issuance cost	$148	$4,703
Credit Facility
In October 2020, Atlassian US, Inc. entered into a $1 billion Term Loan Facility and a $500 million Revolving Credit Facility. The Group will use the net proceeds of the Credit Facility for general corporate purposes, including repayment of the then existing indebtedness. The Credit Facility matures in October 2025 and bears interest, at the Group’s option, at a base rate plus a margin up to 0.50% or LIBOR rate plus a spread of 0.875% to 1.50%, in each case with such margin being determined by the Group’s consolidated leverage ratio. The Revolving Credit Facility may be borrowed, repaid, and re-borrowed until its maturity, and the Group has the option to request an increase of $250 million in certain circumstances. The Group may prepay the Credit Facility at its discretion without penalty. Commencing on October 31, 2023, we are obligated to repay the outstanding principal amount of the Credit Facility in installments on a quarterly basis in an amount equal to 1.25% of the Credit Facility borrowing amount until the maturity of the Credit Facility.

The Group is also obligated to pay a ticking fee and a commitment fee on the undrawn amounts of the Term Loan Facility and Revolving Credit Facility, respectively, at an annual rate ranging from 0.075% to 0.20%, determined by the Group’s consolidated leverage ratio. The Credit Facility requires compliance with various financial and non-financial covenants, including affirmative and negative covenants. The financial covenants include a maximum consolidated leverage ratio of 3.5x, which increases to 4.5x during the period of four fiscal quarters immediately following a material acquisition. As of June 30, 2022, the Group was in compliance with all related covenants.
During the fiscal year ended June 30, 2022, the Group drew $1.0 billion from the Term Loan Facility. The principal amount and unamortized issuance costs of the Term Loan as of June 30, 2022 were as follows:

As of June 30, 2022
(U.S. $ in thousands)
Principal amount	$1,000,000
Unamortized issuance cost	(581)
Net liability	$999,419
The total contractual interest expense, including the ticking fee and commitment fee, for the Credit Facility was $11.6 million for the fiscal year 2022.
Reconciliation of assets and liabilities arising from financing activities:

	Capped call assets	Exchangeable Notes, net	Embedded exchange feature of Notes	Term loan Facility
	(U.S. $ in thousands)
Balance as of June 30, 2020	$(310,608)	$889,183	$1,283,089	$—
Cash flows	203,093	(647,760)	(1,155,484)	—
Amortization of debt discount and issuance cost	—	107,376	—	—
Fair value changes	(16,638)	—	633,084	—
Accrual of interest	—	—	—	—
Balance as of June 30, 2021	$(124,153)	$348,799	$760,689	$—
Cash flows	135,497	(352,171)	(1,196,515)	1,000,000
Amortization of debt discount and issuance cost	—	3,372	—	160
Fair value changes	(11,344)	—	435,826	—
Other	—	—	—	(741)
Balance as of June 30, 2022	$—	$—	$—	$999,419

17. Shareholders’ Equity
Share capital

	As of June 30,		As of June 30,
	2022	2021	2022	2021
	(number of shares)		(U.S. $ in thousands)
Details
Class A ordinary shares	144,819,265	137,037,518	$14,481	$13,703
Class B ordinary shares	110,035,649	114,609,645	11,004	11,461
	254,854,914	251,647,163	$25,485	$25,164
Movements in Class A ordinary share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of June 30, 2020	127,685,599	$12,768
Conversion of Class B ordinary shares	5,152,036	515
Exercise of share options	390,802	39
Issuance for settlement of RSUs	3,468,136	347
Vesting of early exercised shares	340,945	34
Balance as of June 30, 2021	137,037,518	$13,703
Conversion of Class B ordinary shares	4,573,996	457
Exercise of share options	42,973	4
Issuance for settlement of RSUs	2,958,190	296
Vesting of early exercised shares	206,588	21
Balance as of June 30, 2022	144,819,265	$14,481
Class A shares as of June 30, 2022 and June 30, 2021 does not include 72,484 and 270,251 shares of restricted stock outstanding, respectively, that are subject to forfeiture or repurchase.
Movements in Class B ordinary share capital

	Number of Shares	Amount
		(U.S. $ in thousands)
Details
Balance as of June 30, 2020	119,761,681	$11,976
Conversion to Class A ordinary shares	(5,152,036)	(515)
Balance as of June 30, 2021	114,609,645	$11,461
Conversion to Class A ordinary shares	(4,573,996)	(457)
Balance as of June 30, 2022	110,035,649	$11,004
Ordinary shares
Nominal value
Ordinary shares have a nominal value of $0.10.
Conversion
If the aggregate number of Class B ordinary shares comprises less than 10% of the total shares of the Company then in issue, each Class B ordinary share will automatically convert into one Class A ordinary share.

Upon consent of at least 66.66% of the Class B ordinary shares, each Class B ordinary share will convert into one Class A ordinary share. A Class B ordinary shareholder may elect at any time to convert any of its Class B ordinary shares into Class A ordinary shares on a one-for-one basis. Upon a transfer of Class B ordinary shares to a person or entity that is not a permitted Class B ordinary share transferee as defined in the Company’s articles of association, each transferred Class B ordinary share converts into one Class A ordinary share.
Dividend rights
Any dividend declared by the Company shall be paid on the Class A ordinary shares and the Class B ordinary shares pari passu as if they were all shares of the same class.
Voting rights
Each Class A ordinary share is entitled to one vote. Each Class B ordinary share is entitled to ten votes.
Share premium
Share premium consists of additional consideration for shares above the nominal value of shares in issue.
Other capital reserves

	As of June 30,
	2022	2021
	(U.S. $ in thousands)
Capital redemption reserve	$98	$98
Merger reserve	34,943	34,943
Share-based payments reserve	2,188,779	1,481,568
Other capital reserves	$2,223,820	$1,516,609
Capital redemption and merger reserves
The Company has capital redemption and merger reserves of $35.0 million in total at June 30, 2022, 2021 and 2020. They are comprised of a $98 thousand capital redemption reserve that is a non-distributable reserve arising on the redemption of redeemable shares and a $34.9 million merger reserve representing the difference between the nominal value of the shares issued by the Company in a prior reorganization and the share capital and share premium account prior to reorganization.
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
A reconciliation of the calculation of basic and diluted loss per share is as follows:

	Fiscal Year Ended June 30,
	2022	2021	2020
	(U.S. $ and shares in thousands, except per share data)
Numerator:
Net loss attributable to ordinary shareholders	$(614,124)	$(696,315)	$(350,654)
Denominator:
Weighted-average ordinary shares outstanding—basic and diluted	253,312	249,679	244,844
Net loss per share attributable to ordinary shareholders:
Basic and diluted net loss per share	$(2.42)	$(2.79)	$(1.43)
The computed net loss per share for fiscal years ended June 30, 2022, 2021 and 2020 does not assume conversion of securities that would have an antidilutive effect on earnings per share. For fiscal years ended June 30, 2022, 2021 and 2020, there were 4.8 million, 5.0 million and 6.8 million shares excluded as conversion of such securities would have an antidilutive effect on net loss per share, respectively.
19. Commitments
The Group has contractual commitments for services with third-parties related to its cloud services platform and other infrastructure services. These commitments are non-cancellable and expire within one to five years . The Group also has capital purchase obligations for the construction or purchase of property and equipment. Additionally, there is lease commitment that the Group has entered but the lease has not yet commenced.
The following table sets forth contractual commitments as of June 30, 2022 and 2021:

	Fiscal Year Ended June 30,
	2022	2021
	(U.S. $ in thousands)
Capital purchase obligations	$9,028	$11,076
Other purchase obligations	143,907	114,060
Obligations for leases that have not yet commenced	956,118	88,855
Total purchase obligation	$1,109,053	$213,991

Maturities of purchase obligations as of June 30, 2022 were as follows:

	Capital purchase obligations	Other purchase obligations	Obligations for leases that have not yet commenced	Total
	(U.S. $ in thousands)
Fiscal Period:
Year ending 2023	$9,028	$98,847	$—	$107,875
Year ending 2024 - 2025	—	35,816	—	35,816
Year ending 2026 - 2027	—	9,244	35,812	45,056
Thereafter	—	—	920,306	920,306
Total commitments	$9,028	$143,907	$956,118	1,109,053
20. Related Party Transactions
Key management personnel compensation
All directors and executive management have authority and responsibility for planning, directing and controlling the activities of the Group, and are considered to be key management personnel.
Compensation for the Group’s key management personnel is as follows:

	Fiscal Year Ended June 30,
	2022	2021	2020
	(U.S. $ in thousands)
Executive management:
Short-term compensation and benefits	$4,986	$3,303	$3,334
Post-employment benefits	81	71	68
Share-based payments	58,531	12,053	15,509
	$63,598	$15,427	$18,911

Board of directors:
Cash remuneration	$585	$480	$455
Share-based payments	2,040	1,780	1,741
	$2,625	$2,260	$2,196
21. Geographic Information
The Group’s non-current operating assets by geographic regions are as follows:

	Fiscal Year Ended June 30,
	2022	2021
	(U.S. $ in thousands)
Non-current operating assets:
United States	$1,066,260	$1,002,992
Australia	127,418	107,015
India	7,367	125
Total non-current operating assets	$1,201,045	$1,110,132
Non-current operating assets for this purpose consist of property and equipment, right-of-use assets, goodwill, intangible assets and other non-current assets.

22. Share-based Payments
The Group maintains three share-based employee compensation plans: the 2015 Share Incentive Plan (“2015 Plan”); the Atlassian Corporation Plc 2013 U.S. Share Option Plan (“2013 U.S. Option Plan”); and the Atlassian UK Employee Share Option Plan (together with the 2013 U.S. Option Plan, the “Option Plans”). In October 2015, the Company’s board of directors approved the 2015 Plan, and in November 2015, our shareholders adopted the 2015 Plan, effective on the date of our IPO, which serves as the successor to the Option Plans, and provides for the issuance of incentive and non-statutory share options, share appreciation rights, restricted share awards, RSUs, unrestricted share awards, cash-based awards, performance share awards, performance-based awards to covered employees, and dividend equivalent rights to qualified employees, directors and consultants. Under the 2015 Plan, a total of 20.7 million Class A ordinary shares were initially reserved for the issuance of awards, subject to automatic annual increases.
RSU grants generally vest over four years with 25% vesting on the one year anniversary of the date of grant and 1/12th of the remaining RSUs vest over the remaining three years, on a quarterly basis thereafter. Effective from April 2021, new RSU grants to existing employees vest evenly over four years on a quarterly basis. Performance-based RSUs have non-market performance vesting conditions. Individuals must continue to provide services to a Group entity in order to vest.
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
RSU and Class A ordinary share option activity was as follows:

		Share Options
	Shares Available for Grant	Outstanding	Weighted Average Exercise Price	RSUs Outstanding
Balance as of June 30, 2020	35,911,586	458,174	2.65	7,371,743
RSUs granted	(2,415,324)	—	—	2,415,324
RSUs canceled	777,183	—	—	(777,183)
RSUs settled	—	—	—	(3,468,136)
Share options exercised	—	(390,802)	2.98	—
Share options canceled	—	—		—
Balance as of June 30, 2021	34,273,445	67,372	$0.75	5,541,748
RSUs granted	(4,093,600)	—	—	4,093,600
RSUs canceled	653,161	—	—	(653,161)
RSUs settled	—	—	—	(2,958,190)
Share options exercised	—	(42,973)	0.76	—
Balance as of June 30, 2022	30,833,006	24,399	$0.73	6,023,997
Share options vested and exercisable as of June 30, 2022		24,399	$0.73
Share options vested and exercisable as of June 30, 2021		67,372	$0.75
The weighted-average remaining contractual life for options outstanding as of June 30, 2022 and 2021 was 2.8 and 3.9 years, respectively. Options exercisable as of June 30, 2022 and 2021, had a weighted-average remaining contractual life of approximately 2.7 and 3.9 years, respectively.

The following table summarizes information about share options outstanding as of June 30, 2022:

	Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Years
$0.59 - 0.66	21,997	$0.62	2.66
$1.14	1,673	1.14	4.07
$3.18	729	3.18	1.33
	24,399	$0.73	2.72
The following table summarizes information about share options outstanding as of June 30, 2021:

	Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding and Exercisable	Weighted Average Exercise Price	Weighted Average Remaining Years
$0.59 - 0.66	53,037	$0.61	3.64
$1.14	13,606	1.14	5.07
$3.18	729	3.18	2.33
	67,372	$0.75	3.92
The weighted-average grant date fair value of the RSUs issued during the fiscal years ended June 30, 2022 and 2021 was $332.4 and $192.6 per share, respectively. There were no share options granted during the fiscal year ended June 30, 2022 and 2021.
Restricted stock
During the fiscal years 2022 and 2021, the Company granted 8,821 and 95,499 shares of restricted stock that were subject to forfeiture, respectively. The weighted average grant fair values of these restricted shares was $313.8 and $200.5, with a weighted average vesting period of 3.0 years and 1.7 years, respectively. As of June 30, 2022 and 2021, there were 72,484 and 270,251 shares of restricted stock outstanding, respectively. These outstanding shares of restricted stock are subject to forfeiture or repurchase at the original exercise price during the repurchase period following employee termination, as applicable.
All share-based payments are measured based on the grant date fair value of the awards and recognized in the consolidated statements of operations over the period during which the employee is required to perform services in exchange for the award (generally the four-year vesting period of the award, with the exception of Restricted Stock, as shown above). As of June 30, 2022, the Group had an aggregate of $675.8 million of future period share-based payment expense related to all equity awards outstanding, net of estimated forfeitures, to be amortized over a weighted-average remaining period of 1.5 years.
23. Events after the reporting period
As discussed in Note 14, “Other balance Sheet Accounts,” in July 2022, the Group completed the sale of a controlling interest of our subsidiary, Vertical First Trust (“VFT”), which was established for the construction project associated with the Australian HQ Property. The Group retained a minority equity interest of 13.2% in the form of ordinary shares and has significant influence in VFT. The Group’s interest in VFT will be accounted for using the equity method in the consolidated financial statements. The Group is finalizing the valuation of its retained interest and expects the recoverable amount of the held for sale assets to exceed its carrying value.